Form 20-F
period 2002-12-31
PEREZ COMPANC SA
filed 2003-06-30
CIK 1099205

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

     (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 333-11130

PEREZ COMPANC S.A.

(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	REPUBLIC OF ARGENTINA (Jurisdiction of incorporation of organization)

Maipú 1, 22nd Floor
(C1084ABA) Buenos Aires
Argentina
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing 10 Class B Shares	New York Stock Exchange

Class B Shares, par value Ps.1.00 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class B Ordinary Shares, par value Ps.1.00 per share	2,132,043,387

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes ☑	No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐	Item 18 ☑

i

INTRODUCTION

          All references in this Annual Report to:

          “Perez Companc,” “Company,” “we,” “us,” “our,” and similar terms refer to Perez Companc S.A. and its subsidiaries.

          “Pecom” refers to Pecom Energía S.A., a 98.21% owned subsidiary of Perez Companc, and its subsidiaries.

FORWARD-LOOKING STATEMENTS

          The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Some of the information included in this Annual Report contains information that is forward looking, including statements regarding, among other items, future earnings and operating results, capital expenditures, competition and sales, oil and gas reserves and prospects and trends in the oil and gas, refining and petrochemicals and electricity industries.

          Other statements contained in this Annual Report are forward-looking statements and are not based on historical fact, such as statements containing the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words. These forward-looking statements involve risks and uncertainties that could significantly affect expected results, including those discussed in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report. Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in the price of hydrocarbons;

•	changes to our capital expenditure plans;

•	changes in laws affecting our operations; and

•	the other factors discussed under “Item 3.D. Risk Factors” in this Annual Report.

          We believe that our estimates are reasonable, but you should not unduly rely on these estimates, which are based on our current expectations. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

ii

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

Item 3. KEY INFORMATION

A.	Selected Financial Data

          You should carefully read our Financial Statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report for additional financial information about us.

          We are a holding company whose only asset is our 98.21% equity interest in Pecom. We were organized as a result of a spinoff of Pecom shares by Sudacia S.A. effective July 1, 1998. We acquired control of Pecom on January 25, 2000 as a result of the completion of an exchange offer of our Class B shares for 69.29% of Pecom’s outstanding common stock. Prior to January 25, 2000, our only asset was our minority interest in Pecom. See Note 1 to our Financial Statements.

          The acquisition of our controlling interest in Pecom on January 25, 2000 was accounted for as a purchase and, accordingly, our Financial Statements consolidate Pecom’s operating results as from January 25, 2000.

          We have not consolidated Pecom’s operating results for any period prior to January 25, 2000. In addition, we had no business operations prior to January 25, 2000. As a result of the foregoing, we have presented below the unaudited pro forma income statement data for the year ended December 31, 2000, which gives effect to the acquisition of our controlling interest in Pecom as if it had occurred on January 1, 2000 in order for you to be able to properly compare our historical operating results.

          Our financial data relating to the fiscal years ended December 31, 2000, 2001 and 2002 set forth below have been derived from our Financial Statements included elsewhere in this Annual Report. Our Financial Statements have been audited by: (1) for the fiscal year ended December, 31, 2002, by Pistrelli, Henry Martin y Asociados, a member firm of Ernst & Young Global, (2) for each of the years ended December 31, 2001 and 2000, by Pistrelli, Díaz y Asociados, independent public accountants (formerly a member firm of Andersen).

          We maintain our financial books and records and publish our Financial Statements in pesos and prepare our Financial Statements to conform to generally accepted accounting principles in Argentina. This Annual Report sometimes refers to those accounting principles as “Argentine GAAP.” Argentine GAAP differs from generally accepted accounting principles in the United States (“U.S. GAAP”). Notes 18 and 19 to our Financial Statements included in this Annual Report provide a summary of the material differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.

          Our financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology established in Technical Resolution No. 6 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, the Argentine Federation of Professional Councils in Economic Science (“FACPCE”). On August 22, 1995, the Argentine government issued Decree 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

          As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31,

2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, the Professional Council of Economic Sciences of the City of Buenos Aires (the “CPCECABA”), approved on March 6, 2002 Resolution Mesa Directiva (“MD”) No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, requiring the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by Technical Resolution No. 19 issued by the FACPCE adopted by Resolution Consejo Directivo (“CD”) No. 262/01 of the CPCECABA, and providing that all recorded amounts between August 31, 1995 and December 31, 2001 be stated in currency as of December 31, 2001 (the stability period).

          On July 16, 2002, the Argentine government issued Decree 1,269/02 instructing the CNV, among others, to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

          For comparative purposes, figures presented in this Annual Report corresponding to balance sheet data as of December 31, 2001 and 2000 and income statement, and cash flow data for the fiscal year ended December 31, 2001 and 2000 are restated for inflation from January 1, 2002 to December 31, 2002 of 118.2%, based on the wholesale price index. See Note 2.2 to our Financial Statements.

          On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for financial statements issued in future periods. On April 8, 2003, the CNV issued Resolution 441/03 discontinuing inflation accounting as of March 1, 2003.

          Perez Companc’s net income per share under Argentine and U.S. GAAP was calculated as follows:

•	diluted net income per share was calculated by dividing net income by the average number of shares outstanding during each year;

•	for 2002, net income per share was calculated by dividing net income by the average number of shares outstanding during each year. Upon purchase, all Class A shares were converted into Class B shares;

•	for 2001, 2000 and pro forma 2000, basic net income per Class A share was calculated by dividing net income by the sum of (1) the average number of Class A shares outstanding during 2001 and 2000, respectively, and (2) the average number of Class B shares outstanding during 2001 and 2000, respectively, multiplied by 1.5; and

•	for 2001, 2000 and pro forma 2000, basic net income per Class B share has been calculated by multiplying (A) the quotient attained by dividing net income by the sum of (1) the average number of Class A shares outstanding during 2001 and 2000, respectively, and (2) the average number of Class B shares outstanding during 2001 and 2000, respectively, multiplied by 1.5 and (B) 1.5.

          Our basic net income per share for the fiscal years 2001, 2000 and pro forma 2000 was calculated in the manner described above because Class B shares were entitled to dividends equal to 150% of dividends that were paid with respect to Class A shares.

Income Statement Data

	Year Ended December 31,

			Pro
			Forma
	2002	2001	2000	2000	1999	1998

	(in millions of constant pesos as of December 31, 2002, except for per share amounts,
Argentine GAAP	share capital and operating information or as otherwise indicated)
Income Statement Data
Net sales	4,521	3,557	3,374	3,162	—	—
Cost of sales	(2,822)	(2,414)	(2,291)	(2,145)	—	—

Gross profit	1,699	1,143	1,083	1,017	—	—
Administrative and selling expenses	(538)	(502)	(419)	(382)	—	—
Exploration expenses	(58)	(41)	(15)	(13)	—	—
Equity in operating earnings of affiliates	173	493	469	446	—	—
Equity in earnings of Pecom	—	—	11	9	142	79
Other operating income, net	9	35	28	22	—	—

Operating income	1,285	1,128	1,157	1,099	142	79
Equity in nonoperating earnings of affiliates	(828)	(288)	(281)	(267)
Financial income (expense) and holding gains (losses)	(1,332)	(452)	(343)	(323)	—	—
Other non-operating (expense) income, net	(268)	(28)	131	131	—	—

(Loss) income before income tax and minority interest in subsidiaries	(1,143)	360	664	640	142	79
Income tax provision	(66)	(133)	(41)	(41)	—	—
Minority interest in subsidiaries	17	(13)	(17)	(15)	—	—

Net (loss) income	(1,192)	214	606	584	142	79
Basic net (loss) income per share
Class A	—	0.074	0.209	0.214	0.321	—
Class B	(0.559)	0.111	0.314	0.319	—	0207
Diluted net (loss) income per share	—	0.100	0.284	0.286	0.321	0.207
U.S. GAAP
Net sales	4,665	3,687	3,530	3,318	—	—
Operating income	532	(1,936)	858	858	—	—
Income (loss) from continuing operations	(1,886)	(2,230)	307	284
Income from discontinued operations	165	(19)	38	38	—	—
Cumulative effect of changes in accounting principles	178	—	—	—	—	—
Net (loss) income(1)	(1,543)	(2,249)	345	322	240	70
Basic net income per share
Class A	—	(0.779)	0.120	0.118	0.543	—
Class B	(0.724)	(1.170)	0.179	0.177	—	0.183
Diluted net (loss) income per share	—	(1.054)	0.161	0.157	—	—
Basic net income (loss) per share under US
GAAP
Class A
Continuing operations	—	(0.773)	0.102	0.104	0.543	—
Discontinued operations	—	0.006	—	0.014	—	—
Class B
Continuing operations	(0.884)	(1.160)	0.158	0.156	—	—
Discontinued operations	0.077	(0.010)	0.021	0.021	—	0.183
Cumulative effect of changes in accounting principles	0.083	—	—	—	—	—
Diluted net (loss) income per share
Continuing operations	—	(1.046)	0.144	0.140	—	—
Discontinued operations	—	(0.008)	0.017	0.017	—	—

(1)       As from January 1, 2002 the Company has applied SFAS No. 142 “Goodwill and Other Intangible Assets”. This standard requires, among other things, that goodwill arising from business combination as well as those included in the carrying value of investment accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, should not be amortized and additionally negative goodwill must be reversed. If the new standard had been effective before January 1, 2000, net income (loss) for the years ended December 31, 2002, 2001 and 2000, would have been (1,721), (2,247) and 529, respectively.

	2002	2001	2000
Pro forma basic net income (loss) per share under US GAAP
Class A	—	(0.779)	0.123
Class B	(0.807)	(1.170)	0.185
Pro forma basic net income (loss) per share under US GAAP	—	(1.054)	0.166

	Balance Sheet Data
	Year Ended December 31,

	2002	2001	2000	1999	1998

	(in millions of constant pesos as of December 31, 2002, except for per share amounts, share capital and operating information or as otherwise indicated)
Argentine GAAP
Consolidated Balance Sheet
Assets
Current Assets
Cash	88	89	59	—	—
Investments	629	1,178	539	—	—
Trade receivables	708	875	901	—	—
Other receivables	791	360	467	—	—
Inventories	353	340	371	—	—
Other assets	243	—	—	—	—

Total current assets	2,812	2,842	2,337	—	—
Non-current Assets
Trade receivables	18	11	7	—	—
Other receivables	115	199	161	—	—
Inventories	1	212	203	—	—
Investments	1,780	2,457	2,730	1,615	866
Property, plant and equipment	8,829	7,746	6,524	—	—
Other assets	24	17	11	—	—

Total non-current assets	10,767	10,642	9,636	1,615	866

Total assets	13,579	13,484	11,973	1,615	866

Liabilities
Current liabilities
Accounts payable	562	694	543	—	—
Short-term debt	1,221	2,769	1,613	—	—
Payroll and social security taxes	61	76	74	—	—
Taxes payable	113	72	137	—	—
Other current liabilities	335	439	96	—	—

Total current liabilities	2,292	4,050	2,463	—	—
Non-current liabilities
Accounts payable	8	4	20	—	—
Long-term debt	6,064	3,061	3,077	—	—
Other liabilities	229	201	301	—	—
Reserves	84	44	55	—	—

Total non-current liabilities	6,385	3,310	3,453	—	—

Total liabilities	8,677	7,360	5,.916	—	—

Minority interest in subsidiaries	124	154	148	—	—
Shareholders’ Equity
Total shareholders’ equity	4,778	5,970	5,909	1,615	866

Total liabilities and shareholders’ equity	13,579	13,484	11,973	1,615	866

Dividends
per Class A share	—	—	0.0458	0.0524	—
per Class B share	—	—	0.0698	—	0.0916
U.S. GAAP		—	—
Total assets	14,876	19,002	15,678	—	—
Shareholders’ equity	4,466	6,356	8,344	1,497	720

Exchange Rates

          Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. Since December 1989, however, Argentina had a freely floating exchange rate for all foreign currency transactions. However, between April 1, 1991, when Law No. 23,928 and Decree No. 529/91 (together referred to as the Convertibility Law) became effective, and January 5, 2002, the peso was freely convertible into U.S. dollars at a fixed one-to-one exchange rate. Pursuant to the Convertibility Law, the Central Bank (i) had to maintain a reserve in foreign currencies, gold and certain public bonds denominated in foreign currency equal to the amount of outstanding Argentine currency and (ii) was obliged to sell U.S. dollars to any person who so required at a rate of one peso per dollar. In addition, the Central Bank adopted a policy of purchasing U.S. dollars at a rate of P$1.00 per U.S.$1.00, and, on January 12, 1995, the Central Bank issued Communication “A” 2298 which provided that all exchange transactions made with the Central Bank would be made at a rate of P$1.00 per U.S.$1.00.

          On January 6, 2002, the Argentine government enacted the Public Emergency Law which superseded certain provisions of the Convertibility Law, including the fixed one-to-one exchange rate.

          During the first half of 2002, the Argentine financial system plunged into a severe crisis as capital flight and the deferral of public debt payments caused a sharp increase in the nominal exchange rate between the U.S. dollar and the peso. In order to back the peso, the Central Bank repeatedly intervened in the market by selling U.S. dollars. The amount of reserves in dollars maintained by the Central Bank fell and, in July 2002, reached its lowest amount of approximately U.S.$9 billion. By then, the Argentine government adopted another set of measures aimed at reverting the fall in U.S. dollar-denominated reserves: the export sector was required to exchange, on a daily basis, its non-Argentine currency into Argentine pesos through the Central Bank, restrictions on the transfer of funds abroad increased, the purchase of foreign exchange by companies was limited to a maximum of U.S.$100,000 (subsequently increased to U.S.$500,000) per month, and the requirements relating to the purchase of foreign currency from banks and exchange agencies were more stringent.

          As a result of such regulations, late in 2002, the demand by private parties significantly declined. On the other hand, the Central Bank started to gradually accumulate U.S. dollar-denominated reserves which reached to approximately U.S.$11 billion in May 2003. Given the sufficient amount of reserves accumulated, and given the risk that the daily purchase of foreign currency could trigger inflation, the Central Bank aimed to reduce its participation in the exchange market. All such factors broke off the upward trend of, and instead caused a sharp decline in, the U.S. dollar exchange rate. As of June 23, 2003, the exchange rate was Ps.2.79 per U.S. dollar, compared to Ps.3.90 per U.S. dollar as of June 25, 2002. Therefore, the exchange market is increasingly closer to a freely floating system. As a result, the Central Bank has taken several measures aimed at freeing the exchange controls with the purpose of increasing demand for U.S. dollars.

          The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars, expressed in nominal pesos per U.S. dollar. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Exchange Rate	High	Low	Average(1)	Period End

			(in pesos)
Year Ended December 31,
1998	1.00	1.00	1.00	1.00
1999	1.00	1.00	1.00	1.00
2000	1.00	1.00	1.00	1.00
2001	1.00	1.00	1.00	1.00
2002	3.90	1.55	3.24	3.38
Latest Six Months
December, 2002	3.58	3.37	3.49	3.38
January, 2003(2)	3.35	3.10	3.27	3.21
February, 2003(2)	3.21	3.11	3.17	3.19
March, 2003(2)	3.21	2.88	3.07	2.98
April, 2003(2)	2.96	2.82	2.89	2.82
May, 2003(2)	2.94	2.76	2.84	2.85

(1)	Based on monthly average exchange rates.

(2)	Source Banco de la Nación Argentina.

B.	Capitalization and Indebtedness

          Not applicable.

C.	Reasons for the Offer and Use of Proceeds

          Not applicable.

D.	Risk Factors

          The following discussion should be read together with the Consolidated Financial Statements, included in this Annual Report.

Factors Relating to Argentina

Overview

          We are an Argentine corporation and our only asset is our 98.21% interest in our operating subsidiary, Pecom. Pecom is an Argentine corporation with 50% of its total assets, 62% of its net sales, 59% of its combined crude oil and gas production and 46% of its proven oil and gas reserves located in Argentina as of December 31, 2002. Fluctuations in the Argentine economy and government actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and might be affected by inflation, interest rates, quotation of the peso against foreign currencies, price controls, regulatory policies, business regulations, tax regulations and in general by the political, social and economic scenario in and affecting Argentina.

          The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and devaluation. In 1988, 1989 and 1990, the annual inflation rates were approximately 388%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index and approximately 422%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems. Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls.

           In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002.

          Beginning in the second half of 2001, Argentina’s recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

          The Argentine government implemented a number of monetary and currency-exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, certain of which are still applicable. In December 2001, the Argentine government declared an official default on Argentina’s foreign debt payments.

          On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the short term, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since a new administration was appointed by the Argentine Congress on January 1, 2002, the Argentine government has implemented measures, whether by decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

          As detailed below, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities, including us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our business, financial condition, or results of operations or impair our ability to make payments of principal and/or interest on our outstanding indebtedness. The recession, the macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law will continue to affect us.

Economic and political instability resulted in a severe recession in 2002 and may result in continued economic turmoil and recession.

          In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The De la Rúa administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial levels. Gross domestic product contracted by 0.8% in 2000 and by 4.4% in 2001. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector’s creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the peso’s parity with the U.S. dollar led to massive withdrawals of deposits and capital outflows.

          To prevent further capital outflows, on December 1, 2001, the Argentine government implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions subject, in some cases, to the previous authorization of the B.C.R.A. (Central Bank).

          The obligation was established to deposit with Argentine banks foreign currency arising from exports, as long as no prior exemption mechanisms were in place. In this regard, Executive Decree No. 1589/89 establishes that companies engaged in oil and gas production in Argentina may freely sell and dispose of the hydrocarbons they produce and are entitled to keep out of Argentina up to 70% of foreign currency proceeds they receive from crude oil and gas sales, and are required to repatriate the remaining 30% through the exchange markets of Argentina. See “Risk Factors—Exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.”

          The measures were perceived as further paralyzing the economy, for the benefit of the banking sector, and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, after declaring a state of emergency and suspending civil liberties, President Fernando De la Rúa tendered his resignation to Congress. After a series of interim presidents, on January 1, 2002, Eduardo Duhalde, a Peronist senator who had lost the presidential election to President De la Rúa in 1999, was appointed by Congress at a joint session to complete the remaining term of former President De la Rúa.

          During his term, which extended from December 2001 to May 2003, the Federal Executive undertook a number of far-reaching initiatives, including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt declared by interim President Rodríguez Saá;

•	amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

•	amending the charter of the Central Bank authorizing it to issue money in excess of the foreign currency reserves, to grant short-term loans to the federal government and to provide financial assistance to financial institutions with liquidity or solvency problems;

•	establishment of an “official” exchange system, mainly for exports, certain imports, and bank loans, and a “freely floating” exchange market for the rest of the transactions. The “official” exchange rate was fixed at Ps.1.40 to U.S.$1, and the “freely floating” exchange rate as of the close of business of the first day the exchange market reopened ranged from Ps.1.60 to Ps.1.70 to U.S.$1 (selling rate). In order to maintain the Argentine peso exchange rate, on several occasions the Central Bank became involved through the sale of reserves in U.S. dollars. On February 3, 2002, the Federal Executive announced the elimination of the double-tier exchange rate system and replacement of the latter with a floating exchange rate for all the transactions. As of December 31, 2002, the exchange rate was U.S.$1 = ARS 3.38;

•	pesification of U.S. dollar-denominated deposits with Argentine financial institutions at the Ps.1.40-to-U.S.$1 exchange rate, and of all U.S. dollar-denominated obligations assumed in Argentina as of January 6, 2002, at the Ps.1-to-U.S.$1 exchange rate. Deposits and certain loans switched into pesos will be subsequently adjusted by a “benchmark stabilization coefficient” to be published by the Central Bank and which will be applied as from February 3, 2002, plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system, both rates set by the Central Bank;

•	bank deposits were rescheduled to be reimbursed in installments, fixing amounts and due dates based on the amounts booked. Afterwards, the owners of deposits in U.S. dollars were entitled to convert such deposits, in part or in full, into bonds denominated in U.S. dollars and with a 10-year maturity term, or bonds denominated in pesos with a three or five-year maturity term, or bills with a specific term;

•	the continuity of restrictions on the funds deposited with financial institutions before December 3, 2001. The deposits made after that date as well as foreign transfers received after such date will be freely available and they may be withdrawn in the currency originally agreed upon;

•	issuance of bonds by the Argentine Government, denominated in Argentine pesos and U.S. dollars to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

•	pesification of all private agreements entered into as of January 6, 2002, at the Ps.1-to-U.S.$1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated above; if the services turned expensive and the parties failed to reach an agreement, Justice may be requested to establish a fair value. The obligations generated after such law will not be applied any adjustment provisions;

•	the conversion into Argentine pesos and elimination of indexation clauses regarding public service rates, fixing those rates in pesos at the exchange rate of Ps.1 = U.S.$1. In addition, the Federal Executive was empowered to renegotiate contracts whose subject matter was the provision of utilities, based on the following criteria: (i) the impact of rates on economic competitiveness and distribution of income, (ii) service quality and investment plans where stipulated in the contract, (iii) the interest of users and their access to services, (iv) the safety of systems involved, and (v) the profitability of utility companies;

•	the Central Bank’s prior authorization to make transfers abroad on account of financial loan services except those granted by international organizations or governmental credit agencies, and dividend distributions, regardless of the payment method (such payments may be made with freely available abroad funds). However, this requirement is not applicable to financing payments subsequent to February 11, 2002;

•	the implementation of taxes on oil and gas exports and certain oil by-products. The Argentine Government levied 20% export taxes on crude oil exports and 5% taxes on the export of some oil derivatives, effective since March 1, 2002, and for five years. These export taxes began to be levied on our products shipped as from April 1, 2002;

•	the income tax deduction of the exchange differences resulting from applying the exchange rate of U.S.$1 = Ps.1 on net position of assets and liabilities in foreign currency as of January 6, 2002, in the amount of 20% per annum over the five fiscal years ending after the Law’s effective date. In this regard, the foreign exchange rate exceeding P$1.40 should affect the related tax year according to the general provisions of the Income Tax Law. Foreign exchange rates subject to the special treatment are those related to Argentine-source income.

          Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the current crisis. Moreover, due to the ongoing social and political protests, Argentina’s economy and society continue to or may face risks including (1) civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes, (2) expropriation, nationalization and forced renegotiation or modification of existing contracts, (3) changes in taxation policies, including tax increases and retroactive tax reforms and (4) mandatory salary increases.

          The deepening recession, including a 10.9% decrease in GDP in 2002, high unemployment and underemployment that preceded and that has followed the devaluation of the peso and high inflation, has led to a reduction of wages in real terms and of disposable income and has resulted in changes in consumer behavior across all class sectors of the Argentine population.

          Towards the end of 2002, the Argentine Government implemented different measures aimed at unblocking the economy and abrogating certain restrictions to gradually normalize the foreign exchange market and the commercial and financial flow of foreign currency. In this regard, among other measures, the restrictions on the free availability of funds deposited in demand accounts were eliminated, the Central Bank’s prior authorization to make transfers abroad on account of principal and interest payments on outstanding financial indebtedness is no longer required, the access of individuals and legal persons to the foreign exchange market was extended, and the withdrawal of foreign currencies to pay dividends was authorized.

          At the beginning of 2003, Argentina reached an agreement with the IMF based on a short-term economic program, avoiding Argentina’s default with these international financial institutions, and providing a financial bridge for the political transition expected to take place after the presidential elections. On April, 27, 2003 presidential elections took place. The ex-president Carlos Menem and the “official” candidate Nestor Kirchner, the two candidates with the most votes in the first round, entered a ballotage that was to have taken place on May 18, 2003. Carlos Menem dropped out of the Argentine presidential election and thus Nestor Kirchner automatically became the country’s newly elected president. After Mr. Kirchner took office as Argentina’s president, the Government and the IMF expect the transitional program will lay the foundation for a more comprehensive program of fundamental reforms, to be developed after the elections.

          In 2003, the economy has started to recover after a record GDP fall in 2002, with a 5.4% increase in the first quarter compared with the same period of 2002. Furthermore, industrial activity in the first five months of 2003 is up 17.6% compared to the same period in 2002, mainly due to the import substitution process. The Argentine peso has significantly appreciated at an accelerated pace over the last few months, helping to keep monthly inflation at very low levels. Foreign currency is mostly demanded by the Central Bank in an attempt to set a floor for the dollar exchange rate. Sterilization with B.C.R.A. bills proved to be successful and longer terms and lower rates were obtained. In addition, in the first quarter of 2003, fiscal goals agreed upon with international financial institutions were far exceeded, allowing for the renewal of certain public debt at maturity.

          Although the social and economic situation has improved, important issues remain unresolved, such as renegotiating the external public debt and public utility contracts, restructuring the financial system and redesigning the federal fiscal regime. All of these issues should be undertaken by the new administration, with the support of the IMF and other multilateral organizations.

          It is premature to predict the way in which the new government will seek to address the economic crisis.

Argentina’s insolvency and default on its public debt could prolong the current financial crisis.

          As a result of its growing fiscal deficit, Argentina’s ability in the short term to stimulate economic growth, appease social unrest and repay its debt may depend on external financial assistance. Because Argentina failed to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001, the International Monetary Fund (“IMF”) suspended further disbursements. This decision deepened the economic and political crisis.

          On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$63 billion of Argentina’s sovereign debt total of approximately U.S.$144.5 billion as of December 31, 2001. On January 2, 2002, President Duhalde ratified such decision. Consequently, the principal international rating agencies downgraded the rating of Argentina’s sovereign debt.

          In January 2002, President Duhalde initiated talks with the IMF. On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$2.98 billion that is designed to provide transitional financial support through the period ending August 31, 2003, which replaces Argentina’s prior arrangements with the IMF. In addition, the IMF agreed to postpone by one year U.S.$3.8 billion dollars in payments Argentina would have been expected to make through August 2003. On March 19, 2003, the IMF made available to Argentina U.S.$307 million under this Stand-by Facility granted to Argentina in January. To date, the IMF and other multilateral and public sector lenders have indicated that additional amounts of financial aid will be dependent on the implementation of a sustainable economic program. The IMF, through various pronouncements, indicated that such program should include improving methods of tax collection, reforming intergovernmental tax distributions between the federal government and the provinces, imposing spending controls on the federal and provincial governments, and restructuring the foreign indebtedness on which Argentina has defaulted.

           The Argentine government’s current insolvency and inability to obtain financing can be expected to affect significantly its ability to implement any reforms and restore economic growth. This could further undermine the ability to restore economic growth and may result in deeper recession, higher inflation, greater unemployment, and greater social unrest. If this happens, our financial condition and results of operations would likely continue to be materially and adversely affected.

The Argentine financial system may collapse, thereby impeding economic recovery.

          In 2001, especially in the fourth quarter, a significant amount of deposits was withdrawn from financial institutions as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. The magnitude of deposit withdrawals, the general unavailability of external or local credit, together with the restructuring of the public sector debt with local holders (a substantial portion of which was placed with banks), created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors. To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the De la Rúa administration restricted the amount of cash that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although many of these restrictions, known as the “corralito,” are no longer in place, the Duhalde administration subsequently implemented a schedule, known as the “corralón,” which stated how and when money in savings and checking accounts and maturing time deposits would become available, in an attempt to stop the continuing drain on bank reserves. Despite the corralito and corralón, between January 1 and April 30, 2002, approximately Ps.13.0 billion were withdrawn from banks as the result of judicial orders, an average of Ps.109 million per day.

          On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign-denominated bank deposits into peso-denominated deposits at the exchange rate of Ps.1.40 per U.S. dollar, with an adjustment of such new peso deposits pursuant to an index based on consumer price variations in the preceding month published by the Central Bank, the CER. The Argentine government also announced the conversion of most U.S. dollar-denominated debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate, to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER, for certain debts, with the CVS.

          All these factors, including the different exchange rates applied to the conversion of foreign currency denominated bank deposits and loans have increasingly strained the Argentine financial system. Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralón and certain other measures have, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they have also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession. As a result, there has been widespread public repudiation of, and protests directed against, financial institutions, which also has had a material adverse effect on the Argentine financial system.

          In order to offset the negative effects on banks caused by the peso devaluation and pesification, the government issued compensatory bonds. Such bonds represent almost 50% of the bank assets on the basis of their nominal value, but much less than that percentage on the basis of their market value. This mechanism is the main reason why most banks continue operating. However, it is not clear how such bonds will be valued at international markets or if the Argentine government will remain current with payments under such bonds.

          On June 1, 2002, the Argentine government enacted Decree No. 905/02, which gave owners of rescheduled foreign- and peso-denominated bank deposits the option (during a period of 30 banking business days starting on June 1, 2002) to receive certain bonds issued by the Argentine government in lieu of payment of such deposits. These bonds could be applied to the payment of certain loans under certain conditions. On September 17, 2002, Decree No. 1,836/02 launched another exchange option. Depositors, however, showed little interest in the first or second stages of the voluntary exchange of deposits for bonds. The Argentine government has continued to indicate that it is committed to providing depositors the option to exchange their money for bonds, rather than forcing them to do so through an obligatory exchange.

          On December 2, 2002, the government started to loosen the corralito, and removed restrictions on withdrawals from current and savings accounts. Through Decree 739/03 dated March 28, 2003, the Argentine government made a further attempt to eliminate the corralón by giving depositors the option to be reimbursed pursuant to a schedule for their deposits in pesos, at a Ps.1.40 per U.S.$1.00 exchange rate adjusted pursuant to CER, plus accrued interest, and to receive a 10-year U.S. dollar-denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the face amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003.

          In a decision dated March 5, 2003, the Supreme Court of Argentina struck down the mandatory conversion of U.S. dollar deposits held by the Province of San Luis with Banco Nación pursuant to Emergency Decree No. 214/02 on constitutional grounds. Under Argentine law, the Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of the pesification pursuant to the Public Emergency Law. The Supreme Court’s decision creates uncertainty as to the implications for the banking system as a whole, including the need for the Argentine government to provide additional financial assistance to the banks in the form of U.S. dollar-denominated bonds. This, in turn, could add to the country’s outstanding debt and is viewed with concern by holders of Argentina’s outstanding bonds.

          The factors mentioned above have increased the pressures on a weakened financial system. Certain foreign controlled banks have closed down operations. Given the depositors’ loss of confidence in the financial system, the elimination of the corralón could result in an attempt by such depositors to withdraw all of their deposits and convert such pesos into U.S. dollars.

          The banking system’s collapse, or the collapse of one or more of the largest banks in the system, would have a material and adverse effect on the prospects for economic recovery and political stability resulting in a loss of consumer confidence, lower disposable income and few financing alternatives for consumers. Such a collapse and its effect on consumers would also have a material and adverse effect on us, including lower usage of our services and a higher level of delinquent and uncollectible accounts.

          As a consequence of the Argentine economic crisis, capital and credit became significantly scarce both for private parties and companies. The default in payment of loans and other financial liabilities in Argentina on the part of the government and private entities and the massive withdrawal of money from accounts opened at financial institutions in Argentina and from the Argentine financial market in general resulted in very low credit availability in the country. Non-Argentine financial markets and institutions were reluctant to lend additional capital and grant loans to Argentine institutions and companies. Argentine companies are likely to have limited capital and credit available in their fight for a rapid recovery until the economic situation improves and financial markets stabilize. This may prolong the economic crisis, hinder economic recovery and negatively affect investors’ confidence in Argentina.

          The political disturbance involved in the events mentioned above has negatively affected investors’ confidence in Argentina. Such events coincided with a dampening of international investors’ spirit, characterized by a significant decline in international capital markets, a strong sense of risk aversion demonstrated by investors and investors’ declined confidence in emerging markets. At the same time, major international rating agencies have repeatedly downgraded Argentine public debt, which is now in default. Consequently, Argentina is not expected to have significant access, if any, to international credit markets in economically feasible terms in the short term. The prospects of Argentine companies accessing the financial markets in the near or medium term are very poor.

The devaluation of the peso creates greater uncertainty as to Argentina’s economic future.

          The peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

          The Public Emergency Law put an end to ten years of U.S. dollar-peso parity and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions.

          Since the devaluation of the peso, the peso has fluctuated significantly, causing the Central Bank to intervene in the market to support the value of the peso by selling U.S. dollars and, lately, by buying U.S. dollars. As a result, the BCRA took several measures to stabilize the exchange rate and preserve its reserves (see “—Exchange Rates”).

          Also, the Argentine government is facing severe fiscal problems as a result of the devaluation of the peso. As most of the Argentine government’s financial liabilities are U.S. dollar-denominated, there has been an increase in the amount of the Argentine government’s total debt as a result of the devaluation. Peso-denominated tax revenues constitute the majority of its tax receipts and, due to inflation, tax revenues have increased in nominal terms, but have decreased in U.S. dollar terms. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

          The marked and continued peso devaluation during 2002 adversely affected our results and financial position. Considering the significant foreign currency net borrowing position, in 2002, the peso devaluation accounted for a P$8,323 million net loss (see Note 9 to our Financial Statements). Almost 100% of our financial debt and a significant portion of our affiliates’ debt is denominated in U.S. dollars. Simultaneously, the peso devaluation accounted for a significant increase in interest on foreign currency financial debt.

          Before enactment of the Public Emergency Law, our cash flow, usually denominated in dollars or dollar-adjusted, provided hedging against exchange rate risks. The new Argentine regulatory framework, however, limited our ability to mitigate the impact of the peso devaluation. Pesification of utility rates, regulatory issues related to renegotiation of pesified utility rates, new taxes on hydrocarbon exports and the implementation of regulations to prevent a rise in prices to final users in the domestic market had a significant impact in such respect.

          As from the second half of 2002, domestic prices of the main commodities significantly recovered in line with export prices. In addition, we aggressively pursued a trade policy of opening and consolidation of export markets to capitalize on domestic and export price asymmetries. In the light of the above strategies and the solid positioning of foreign operations with a cash flow primarily denominated in U.S. dollars, our operating cash flow exposure to the peso is expected to drop in the medium term and recover sensitivity to the U.S. dollar. Consequently, we expect that future changes in the parity between the peso and the U.S. dollar will only have a balance sheet effect.

          We cannot assure you, however, that the Argentine government will not pass new regulations and make regulatory changes that prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar.

Inflation may escalate and undermine any hope for economic growth in Argentina.

          On January 24, 2002, the Argentine government amended the charter of the Central Bank to allow the Central Bank to print currency without having to maintain a fixed and direct relationship to foreign currency and gold reserves. This change allows the Central Bank to make short-term advances to the federal government to cover its anticipated budget deficits and to provide assistance to financial institutions with liquidity or solvency problems.

          There is considerable concern that, if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress, significant inflation could result. During 2002, the Argentine consumer price index increased 41% and the wholesale price index increased 118%. During the first five months of 2003, inflation rates have significantly decreased, the consumer price index has increased only 2.1% and the wholesale price index has decreased by 2.5%. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth.

          Past hyperinflation in Argentina before the enactment of the Convertibility Law in 1991 raises serious doubts as to the ability of the Argentine government to maintain a strict monetary and fiscal policy and control inflation. In the past, inflation materially undermined the Argentine economy and the government’s ability to create conditions for the growth of companies operating in Argentina. The unforeseeable rate of inflation in Argentina makes it impossible to estimate how our activities and results of operations will be affected in the future by inflation.

Sustained inflation in Argentina without its being passed through to prices of products marketed by us would have a negative effect on our activities, results of operations and financial position.

Exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

          Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions. These regulations have been changing constantly since they were first promulgated, and we cannot assure you as to how long these current regulations will be in effect or whether they will be made stricter.

          During 2003, the Central Bank issued a set of regulations aimed at achieving a gradual normalization of the local foreign exchange market. See “—Exchange Controls.”

          Interest payments on outstanding financial indebtedness no longer require Central Bank approval for their remittance abroad, provided that the transfer abroad in connection with such payments is made not more than 15 days in advance of their stated maturity date.

          Any easing of foreign exchange controls may have mixed results, fueling the demand for U.S. dollars while improving the outlook for private enterprises, which may consider this easing of controls as a further step toward a normal foreign exchange market.

          Pursuant to Executive Decree No. 1589/89 relating to the deregulation of the upstream oil industry, companies engaged in oil and gas production in Argentina are free to sell and dispose of the hydrocarbons they produce, and are entitled to keep out of Argentina up to 70% of the foreign currency proceeds they receive from crude oil and gas sales, being required to repatriate the remaining 30% through Argentine exchange markets. During 2002, many controversies arose among producers and the authorities regarding the enforceability of the right to freely dispose up to 70% of foreign currency. Such controversies were even subject to legal suit, and many federal judges have pronounced on and recognized the prima facie validity of producers’ rights. In December 2002, we filed with a federal court of the Province of Santa Cruz, a temporary injunction against the national executive branch, requesting the maintenance of the status quo that allows us to freely dispose of up to 70% of our export proceeds. This right was prima facie admitted by the court. On December 31, 2002, Executive Decree 2703/02, effective as of January 1, 2003 was enacted. This Decree declared the right to dispose of 70% of foreign currency, but had no provisions related to such right during 2002. In order to avoid any uncertainty regarding the application of this right to 2002, in February 2003, we filed a civil action of certainty, requesting that the court recognize our right to freely dispose up to 70% of our foreign proceeds in 2002, based on the effectiveness of Decree 1589/89.

          If the Argentine government continues to tighten its transfer restrictions by, among other things, eliminating Executive Decree No. 1589/89 or otherwise, we may be unable to make principal or interest payments when they become due.

Temporary limits on exports of hydrocarbons could lower our anticipated dollar cash receipts.

          On May 23, 2002, the Argentine government enacted Decree 867/2002 declaring a state of emergency in the supply of hydrocarbons in Argentina until October 1, 2002 and empowering the Secretary of Energy to determine the volume of crude oil and LPG produced in Argentina that should be sold in the local market. By Resolution 140/2002, the Secretary of Energy established that, during the months of June, July, August and September of 2002, only 36% of the crude oil produced in the prior month could be exported. By Resolution 140/2002, the Secretary of Energy established that, during the months of June, July, August and September of 2002, only 36% of the crude oil produced in the prior month could be exported. Furthermore, during that period no producer and exporter of crude oil could export a volume of crude oil higher than the volume exported over the same period in 2001. To the extent crude oil production in June, July, August and September of 2002 exceeded the volume produced over that same period in 2001, the excess could be exported freely, without any restrictions. Resolution 140/2002 was finally repealed on July 26, 2002 by Resolution 341/2002.

           We cannot assure you that the Argentine government will not impose new export restrictions. If it were to do so, we would receive lower dollar cash receipts.

Export taxes on our products have negatively affected, and may continue to negatively effect, our operations.

          Effective as of March 1, 2002, the Argentine government set a 20% export tax on crude oil exports and a 5% export tax on exports of certain oil by-products. Diesel oil’s effective export tax from June until September 2002 was 20%.

          This affected our exports beginning as of April 1, 2002. We cannot assure you that the Argentine government will reduce the export tax rates that are currently in place or will not decide to increase them further, or which will be the policy to be implemented by the Argentine government.

Price controls have affected, and may continue to affect, our results of operations.

          For the purposes of lessening inflationary pressures generated by the sharp Argentine peso devaluation, the Argentine Government, under express political pressures, issued a set of regulations aimed at controlling the increase in prices to end users, which regulations were particularly focused on the energy sector. Under the Public Emergency Law, our ability to increase the price of energy and gas sold in the domestic market is limited, especially in connection with sales agreements entered into with utility companies and energy sales in the spot market.

          In January 2003, at the Federal Executive’s request, hydrocarbon producers and refineries executed an agreement in connection with crude oil, gasoline and diesel oil price stability effective until July 31, 2003. Such agreement provides for crude oil deliveries to be invoiced and paid based on a WTI reference price of 28.5 U.S.$/bbl. Any positive or negative difference between the actual WTI (not exceeding 36 U.S.$/bbl) and the reference price will be paid out of any balance generated in periods where the actual WTI price is below 28.5 U.S.$/bbl. Refineries, in turn, will reflect the crude oil reference price in domestic market prices.

          Regarding electricity generation, the Argentine Government implemented pesification of dollar-denominated prices and set a price cap for the energy sold in the “spot market.” The price cap was set at P$120/MWh, this being the maximum amount for an efficient generation company, regardless of the actual marginal cost of the electricity generation. This was a deviation from the marginal cost system implemented in 1992 and from the provisions in Electricity Law No. 24,065, which allow for an adequate return on investment in a competitive environment.

          Our results might be negatively affected if the Argentine Government issues additional decrees or exerts political pressure to limit price increases or applies its regulatory emergency authority to set prices or passes other laws to stabilize prices or supply.

The pesification of utility rates has affected and may continue to affect the operations of our affiliated utility companies.

          The Public Emergency Law established that, in the case of contracts related to public services and public service projects, clauses setting forth the price of such public services and public service projects in U.S. dollars or other foreign currencies, and escalator clauses based on foreign price indexes or any other indexation mechanisms, are no longer valid. Prices and tariffs resulting from those clauses must be converted into pesos at a P$1 = U.S.$1 parity. Pursuant to such law, the Argentine National Executive Power is authorized to renegotiate the terms of these contracts. The criteria for such renegotiation must take into account: the impact of tariffs on economic competitiveness and on income distribution; the quality of the service and capital expenditure programs, in cases where they were required in the contracts; the interest of the customers and accessibility to the services; the safety of the systems; and the companies’ profitability.

          On February 12, 2002, the National Executive Power issued Decree No. 293/02 putting the Ministry of Economy in charge of the renegotiation of contracts related to public works and public services and creating a Renegotiation Commission, the members of which (among them a representative of customers) were appointed through Decree No. 370. The Renegotiation Committee’s mission is to provide advice to and assist the Ministry of Economy who must submit a renegotiation proposal to the Federal Executive or otherwise recommend termination of concession contracts. Such proposal or recommendation is subsequently submitted to the relevant Congress commissions for analysis. The Renegotiation Committee, however, failed to achieve its intended goal due to successive actions to protect constitutional rights (acciones de amparo) brought by the Argentine National Ombudsman (Defensor del Pueblo de la Nación).

          In order to secure utilities supply, and in line with the renegotiation process under way, the Federal Executive authorized an increase in gas and electricity rates under Decree No. 146/03. Such increase was 10% for TGS, 9% for Edesur and 22% for Transener. The Argentine National Ombudsman and consumer organizations challenged such increase. On February 25, 2003, a Court of First Instance provided provisional remedies and suspended the rate increase authorized under Decree No. 146/03.

          We cannot anticipate the outcome of the current rate renegotiation process. If utility companies’ contracts are renegotiated, the new terms could be less favorable than the current terms. If so, utility companies’ results of operations and financial position could be severely affected. Even if utility companies’ contracts are renegotiated with more favorable terms, such terms could be insufficient to prevent a material adverse effect on utility companies’ results of operations and financial position.

The changes implemented by the Argentine Government have affected, and may continue to affect, our results of operations and liquidity derived from interest in utility companies.

          The new macroeconomic scenario after enactment of the Public Emergency Law deeply changed the economic-financial equation of utility companies. The tremendous effect of devaluation, within a context where revenues remained unchanged as a consequence of the pesification of rates and financial debts primarily denominated in foreign currency, affected utility companies’ financial position, results of operations and cash generation ability to comply with financial obligations.

          Utility companies’ managements are currently implementing an action plan aimed at offsetting the negative impact of such circumstances. We cannot assure you that such plan will prove to be successful and if it will help to meet our established goals.

          Within such a business context, equity in earnings of utility companies recorded a loss of P$742 million in 2002. In addition, we recorded a Ps.58 million impairment charge to write off the book value of Citelec. In 2001 and 2000, equity in earnings of utility companies recorded income in the amount of P$123 and P$132 million, respectively. In addition, in the light of the deep crisis that broke out by the end of that year, we charged to expense the portion of CIESA’s acquisition value in excess of its book value, accounting for a P$201 million loss.

          As of December 31, 2002 our interest in Distrilec, TGS and Citelec is valued at P$662 million, P$87 million and P$70 million, respectively. Equity interest in Citelec is recorded net of the above-mentioned P$58 million impairment charge. Book value of our equity interest in TGS and Citelec does not consider any additional adjustment that could result from an unfavorable outcome of the uncertainties described above. In accordance with accounting principles generally accepted in Argentina, as of December 31, 2002, we, through our interest in Citelec, capitalized in certain assets the exchange differences resulting from direct financing in the amount of P$48 million, which differences will represent an anticipation of the effect of variances in the purchasing power of the Argentine peso and will be subsequently absorbed by restatement of assets in constant pesos.

          In line with the valuation criteria adopted by us, as of December 31, 2002, our equity interest in CIESA would have accounted for a P$33 million negative value, calculated under the equity method. However, and since we did not assume commitments to making capital contributions or provide financial assistance to our affiliates, such shareholding was valued at zero, limiting the recognition of related losses to such book value. We will not book income (loss) until the related value, calculated under the equity method, is positive again. We cannot assure when, if ever, CIESA’s shareholders’ equity will be positive again.

           In 2001 and 2000, we received from our affiliates dividends in cash in the amount of P$142 million and P$185 million, respectively, P$113 million and P$79 million of which were received directly or indirectly from TGS, Edesur and Citelec. We received no cash dividends from these affiliates in 2002. We cannot assure when, if ever, we will receive cash dividends from such companies.

The devaluation and pesification have resulted in payment defaults by some of our affiliates.

          Devaluation and rate pesification have made it very difficult for utility companies to meet their principal and interest payments on their outstanding indebtedness because most of their revenues are denominated in pesos while most of their liabilities are denominated in dollars.

          CIESA failed to repay notes in the amount of U.S.$220 million and derivative instruments of approximately U.S.$2 million CIESA is currently negotiating with creditors an extension of the payment term. As of December 31, 2002, TGS, CIESA’s subsidiary, failed to comply with certain restrictions and commitments related to financial agreements. Subsequently, in February 2003 TGS announced that it was not in a position to repay the U.S.$492 million financial debt due 2003. Consequently, TGS started an overall restructuring process of a significant portion of its debt with no principal reductions. This process mainly aimed at extending short-term maturities, modifying certain financial restrictions contemplated in financial agreements and adjusting interest rate and repayment terms to align TGS’s debt service to its expected future operating cash. The restructuring Proposal would have been implemented by means of an out-of-court reorganization agreement, or “Acuerdo Preventivo Extrajudicial” (“APE”), a new structure permitted by the Argentine law. An APE essentially permits a company to restructure its debt pursuant to an agreement with a certain percentage (the “Requisite Majority”) of its creditors, as well as endorsement by the Argentine Court. In May 2003, TGS announced the suspension of principal and interest on its financial debt. As of the date of this Annual Report, TGS has not achieved the requisite majorities to reach an agreement based on the proposal presented to its creditors and is currently evaluating different courses of actions with the intention of aligning the maturities of its loans to its expected cash flows. In the event no agreement with creditors is reached, financial debts could become due and payable in the short term, with the resulting difficulties in terms of repayment.

          Transener announced the suspension of principal and interest payments on its financial debt. Transener retained an international financial advisor to develop a restructuring plan for its aggregate banking and financial liabilities.

          We could lose some or all of our ownership in these companies if any necessary debt restructuring is unsuccessful and creditors proceed against the assets of such defaulting affiliate in bankruptcy court, although the outcome of such procedure is unlikely due to the procedural difficulties of Argentine bankruptcy courts and laws relating to the ownership of Argentine utilities. In addition, as part of a debt restructuring, creditors may ask for an equity stake in these companies, thereby reducing our equity interest. If our equity interest were reduced, any cash dividends received and any equity in earnings from affiliates would decrease in line with the decrease in our ownership interest.

Factors Relating to Us

Decline in oil prices affect our operating results and capital expenditures.

          Because a substantial amount of our revenue is derived from sales of oil, any decline in the price of oil may affect our operating results and the amount and timing of our projected capital expenditures. If oil prices significantly decline, we would dramatically cut capital expenditures and this could adversely affect not only production forecasts in the medium term but also hydrocarbon reserve estimates. We use hedging derivative instruments, such as futures, swaps, options and other instruments, to mitigate risks related to results and cash flow volatility as a result of fluctuations in the price of crude oil and its byproducts. (See “Operating and Financial Review and Prospects—Management of Crude Oil Price Risk”).

          Oil prices in Argentina and other Latin American countries reflect world market prices. World oil prices have fluctuated widely over the last ten years and are determined by global supply and demand factors over which we have no control. During 2002 and 2001, the average international crude oil price (WTI reference price) was U.S.$26 per barrel compared to U.S.$30 per barrel during 2000.

Non-recovery of gas and energy prices would affect Pecom’s results of operations and capital expenditures.

          Under the Public Emergency Law, our ability to increase the price of the energy and gas sold in the domestic market is limited, especially in connection with sales agreements entered into with utility companies and companies selling energy in the spot market.

          In this context, in 2002, gas average sales price dropped 17.6% while average monomic prices of energy and power delivered by Genelba and Pichi Picún Leufú declined approximately 32%.

          In the light of the uncertainties prevailing in the current Argentine macroeconomic environment, the final recovery of the economic-financial equation and the recoverability of certain operations and assets in 2002, we adjusted the book value of certain gas areas in Argentina and our equity interest in Hidroneuquén to their recoverable value, accounting for P$44 million and P$10 million in losses, respectively.

          In addition, on account of the changes in the Argentine economic scenario, in particular the pesification of utility companies’ rates, previous estimates of gas reserves in Argentina were carefully reviewed, and reduced significantly.

          Our intended goal is to achieve a gas and energy sales price recovery in the medium term in order to offset higher operating costs caused by inflation and the peso devaluation, and to guarantee the future feasibility of such businesses. We cannot assure this will actually happen. Failure to achieve this goal may affect operating results and projected capital expenditures plans.

We have dramatically reduced our capital expenditures in 2002, which may affect our future production levels and operating results.

          Most Argentine companies, including us, have had limited access to the capital markets over the last few years. Our limited financing alternatives almost disappeared completely after December 2001 when the Argentine government defaulted on most of its financial obligations. In addition to Argentina’s debt crisis, our ability to access the capital and bank loan markets over the last few years has also been affected by the economic recession and political instability in Argentina.

          In this new scenario, we had to take a new approach to our growth strategy and consequently make radical changes in our short- and medium-term outlook. We reformulated the investment program dynamics prioritizing a strategy aimed at cash generation and maintenance of adequate liquidity levels. This resulted in restrictive expenditure and investment policies.

          In 2002, capital expenditures totaled P$727 million, accounting for a 58.8% and 43.1% drop compared to total expenditures in 2001 and 2000 (P$1,763 million and P$1,278 million, respectively). In the past, the significant investments made laid the foundations for the expansion and growth of our operations.

          Although, in future years, we expect to significantly increase the low capital expenditure level recorded in 2002, gradually recovering the investment level of previous years, the reduced pace of investments during 2002 changed our growth objectives in the short term, mainly affecting oil and gas future production volumes.

          Capital expenditures for periods beyond 2003 will be affected by several factors, many of which are beyond our control, including, among others, future price movements in the price for commodities sold by us, the availability of financing under acceptable terms (See “Risk Factors – The lack of refinancing of short and medium term debt obligations of the Company may impact the execution of our strategic business plan”), the outcome of utility rate renegotiation, the renegotiation of privatized companies’ concession contracts, the behavior of the demand for energy in Argentina and regional markets, the existence and competitive impact of alternative projects, the enforcement of Argentine and foreign regulations, the economic situation in Argentina and the Mercosur region, the peso exchange rate evolution and the availability and competitive impact of alternative projects. As a result, we cannot assure you that we will be able to increase our capital expenditures in future periods.

The lack of refinancing of short- and medium-term debt obligations of the Company may impact the execution of our strategic business plan.

          Our prospects, and those of all Argentine companies, of accessing financial markets in the near or medium term are very poor. Argentina’s crisis limited our ability during 2002 to renew short-term lines of credit and the current portion of medium- and long-term financing at maturity, which resulted in a significant shortening of medium-term maturities of our debt stocks. The overall refinancing of a substantial portion of our financial debt carried out during 2002 (See “Business Overview—Liquidity and Capital Resources”) improves our position with respect to our debt obligations maturing in 2003. Nevertheless, the execution of the business plan for 2004 may be affected if economic and political conditions in Argentina do not improve, limiting our ability to refinance part of our debt obligations at maturity.

Production of oil in Block 31 in Ecuador may be delayed significantly.

          Our oil fields in Block 31 in Ecuador are located in the Amazon jungle in the northeastern part of the country where no significant infrastructure currently exists for the production or transportation of hydrocarbons. Significant investments are necessary to develop the block. Our investment is dependent upon our ability to increase capital expenditures in future periods. See “Risk Factors — The lack of refinancing of short- and medium-term debt obligations of the Company may impact the execution of our strategic business plan.”

          Future oil production in Block 31 will be shipped through a heavy crude oil pipeline known as OCP (Oleoducto de Crudos Pesados). We entered into a contract with OCP, whereby an 80,000 bbl/d oil transportation capacity was committed for a 15-year term as from the date OCP starts operations. We, as well as all other producers, must pay a “ship or pay” fee covering such things as OCP operating costs and financial services. Because of delays in the Block 31 development plan due to an overall reduction in our investment plan (See “Risk Factors —We have dramatically reduced our capital expenditures in 2002, which may affect our future production levels and operating results.”), oil production contributed by Blocks 31 and 18 will be be lower than our transportation capacity commitment. In this scenario, once the OCP pipeline is in operation, we will still be required to comply with our obligations for the aggregate oil volume committed.

          In connection therewith, as of December 31, 2002, we recorded a P$72 million loss to account for the contingent loss related to our oil transportation contractual commitment. In the worst case, the maximum contingent loss could amount to U.S.$44 million.

          If we cannot increase our capital expenditures in future periods, production from Block 31 will be significantly delayed. In addition, once development projects are commenced, unforeseen delays in our drilling activities may occur, which could result in significant additional delays in production. See “Risk Factors —Our drilling activities may be adversely affected by events beyond our control.” Furthermore, we cannot assure you that actual production levels will reach our estimated production levels. In these scenarios the mentioned maximum contingent loss would increase.

Our oil and gas proved reserve estimates are not 100% accurate and may be subject to revision.

          We estimate our proved developed crude oil and natural gas reserves by using geological and engineering data to demonstrate with reasonable certainty whether they are recoverable in future years from known reservoirs under existing economic and operating conditions. These estimates are audited by Gaffney, Cline & Associates, an international technical and management advisory firm for the oil and gas industry. Yet reserve estimates are based, in part, on subjective judgments and as a consequence are not 100% accurate, and thus may be subject to revision. Crude oil and natural gas reserves are reviewed annually to take into account, among other things, production levels, field reviews, the addition of new reserves from discoveries, economic conditions and other factors. Although we believe our proved reserve estimates fairly present the amount of reserves available to us, proved reserve estimates could be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

Political and social events in Venezuela may negatively affect our Venezuelan operations.

          Operations in Venezuela have become an important part of our businesses. In 2002, production in Venezuela accounted for 29.6% of the total average production in barrels of oil equivalent. As of December 31, 2002, a significant share of our total combined proved reserves were located in Venezuela. Accordingly, our operations are affected by political developments in Venezuela.

          In February 2002, the capital drain that had started a few years before and the fall in economic activity as a result of production cuts mandated by OPEC, forced Venezuela to abandon the exchange rate system it had maintained for some time. The local currency (the Bolivar) was made to float against the dollar, and an exchange rally started. The country’s tax situation became critical.

          In April 2002, a crisis which created substantial political instability took place in Venezuela. The President of Venezuela, Hugo Chávez, was removed from power but subsequently returned as President after a few days. He had been jailed by the military after heavy political backlash over the implementation of his social programs and his decision to change management at PDVSA, the state-owned oil company.

          The political crisis deepened in the last months of 2002, with less support for President Chávez and increased violence. In December 2002, in the face of Chávez’s refusal to carry out a referendum that would enable Venezuela to start on a path towards an early election, a general strike organized by the “Coordinadora Democrática” was initiated. A number of sectors, as well as PDVSA workers, joined the strike; as a result, oil production plummeted. The strike’s persistence was accompanied by increased capital drains, loss of bank deposits and a material deterioration of the country’s tax situation as a result of reduced tax revenues. Credit rating agencies downgraded Venezuela’s debt ratings as the potential for government debt default became higher. Taking into account the economic deterioration brought by the strike, opposition forces decided to lift the strike in February 2003. The government in turn managed to recover control of PVDSA and to reinstate production partially, after terminating a number of dissenting employees of the state-run oil company. As a result of this continuing struggle, Venezuela’s economy is suffering from heavy loss of reserves and bank deposit drains that have forced the government to impose some strict exchange control rules and take some price control actions.

          As a result of the bolivar’s continued devaluation, the scarce inflow of foreign currency into the country and the sharp drop in foreign reserves, the government suspended foreign exchange trading in Venezuela and announced exchange control measures.

          The serious economic crisis now prevailing in Venezuela is reflected by a GDP fall of over 8.9% in 2002, along with a substantial increase in unemployment.

          In 2002, the Venezuelan crisis negatively affected our operations as follows:

•	U.S.$10 million reduction in sales in December 2002 due to crippled crude oil reception by PDVSA in the Oritupano Leona, Mata and Acema areas, and the consequent interruption of oil production in those fields. In contrast, production activities were normal at La Concepción where deliveries reached approximately 13 thousand bbls/d.

•	Interrupted operating cash flow upon suspension of foreign exchange trading in the country.

          During the first quarter of 2003, average production volumes grew, catching up to volumes recorded before the strike. However, daily crude oil production decreased 40.2% to 30.4 thousand bbls/d compared to the same period in 2002.

          At present our activity level in the four production fields (Oritupano, Concepción, Mata and Acema) is fully normal, that is, we are producing and delivering crude oil at full operating capacity and the effects of the national strike started in December 2002 have been completely overcome.

           Since oil production activities in Venezuela are closely monitored by the government through PDVSA, operations in this country could be affected if political and social riots, including strikes and other forms of political protest, affect our operating capacity in Venezuela. In addition, since Venezuela is an OPEC member country, we are subject to any decision related to production cuts that OPEC may adopt. In addition to these effects, Venezuelan’s complex crisis could have other unforeseen effects which may have an adverse impact on our results of operations.

          The Venezuelan government may, at its own discretion, decide to enact additional laws to modify the terms and conditions of our operating agreements which could negatively impact our operations. Such changes may include increased royalty payments or production cuts.

We may not be able to replace our reserves.

          The rate of production from oil and gas properties generally declines, and the cost of such production generally increases, as reserves are depleted. Without successful exploration and development activities or reserve acquisitions, our proved reserves will decline as oil and gas are produced from our existing proved developed reserves. We cannot guarantee that our exploration, development and acquisition activities will result in significant additional reserves or that we will continue to be able to drill productive wells at acceptable costs. Our ability to replace our reserves will also depend on our capital expenditures. In 2002 we reformulated our investment plan and adopted a restrictive expense and investment policy. See “Risk Factors —We have dramatically reduced our capital expenditures in 2002, which may affect our future production levels and operating results.”

          Looking towards the future, we do not have enough capital resources to implement an ambitious capital expenditure program. In addition, as long as the financial debt remains unpaid, we must comply with a series of restrictions and commitments, including restrictions on capital expenditure levels. See “Liquidity and Capital Resources—Financing Activities and Description of Indebtedness—Covenants Related to Indebtedness.”

Our drilling activities may be adversely affected by events beyond our control.

          Oil and gas drilling activities are subject to numerous risks, many of which are beyond our control. Our operations may be curtailed, delayed or canceled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment and compliance with governmental requirements. Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.

Our operations may be affected by standard industry operating risks.

          Our operations are subject to all of the risks normally incident to the operation and development of oil and gas properties and the drilling of oil and gas wells, including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases. The occurrence of these industry operating risks could cause us to suffer substantial losses, including losses due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damages and clean-up responsibilities, and penalties and suspension of operations.

Our activities may be adversely affected by events in other countries in which we do business.

          As we expand our operations in other countries, we may be increasingly affected by the following factors and developments: political and economic uncertainties; expropriation of property and cancellation or modification of contract rights; regulatory changes; currency exchange fluctuations, foreign exchange restrictions and other risks arising out of the imposition of foreign investment or capital controls, and risks of loss in countries due to civil strife, acts of war, guerilla activities and insurrection.

Our operations run the risk of causing environmental damage, and any changes in environmental laws may increase our operational costs.

          The nature of some of our operations forces us to undertake risks that may cause environmental, as well as other types of damage. If such environmental or other damage occurs as a result of our operations, we may be subject to legal liabilities. We cannot assure you that such environmental or other damage will not occur.

          We are subject to extensive environmental regulation both in Argentina and in the other countries in which we operate. Additionally, local, provincial and national authorities in Argentina are moving toward more stringent enforcement of applicable laws, which may require us to incur higher compliance costs. Furthermore, new laws have been passed which establish, among other things, specific time periods for disposing of storage wastes, and for discontinuing the use of certain hazardous substances, such as polychlorinated biphenyls (PCBs). These new requirements will also make us incur in additional compliance costs. We cannot predict what additional environmental legislation or regulations will be enacted in the future.

          Given the trend towards increased environmental legislation and the enforcement of such legislation, and in light of the our commitment to continuously improving environmental, health and safety management, we have recently hired an international consulting firm for the performance of an environmental and safety audit of all our operations, both in Argentina and in the rest of the countries in which we operate. The purpose of this audit is to identify and propose technical solutions for situations that might require improvement, correction or remediation, taking into account legal compliance, new legal requirements, and, in absence of local laws, international standards. The report of this audit is expected in the second half of 2003. Based on the results of the audit, we shall implement those corrective and remediation measures that are deemed necessary. The costs and investments needed to implement such measures, although not yet known, may have a material impact on our results of operation or financial condition.

We operate some of our businesses pursuant to concessions and licenses that are subject to termination.

          The terms of the concessions under which some of our businesses operate typically require the operator to meet specified requirements and to maintain minimum quality and service standards. Failure to comply with these criteria could result in the imposition of fines or other government actions. In addition, in extreme cases our license or concession may be terminated or revoked. Although we have materially complied with the terms of our licenses and concessions in the past and expect to do so in the future, we cannot assure you that our businesses will be able to comply fully with the terms of their licenses.

          Regarding utilities companies, the freezing of rates, in addition to increased operating and financing costs, had a significant adverse impact on the utilities’ cash flow and capital expenditure plans. If this situation continues, service quality will be seriously affected.

We may not be able to obtain reasonable insurance.

          Due to the terrorist activity in the United States in September 2001 and the subsequent military conflicts in Afghanistan and Iraq and the political crisis in Venezuela and threatened terrorist attacks against western individuals or property, the future availability, scope and price of insurance has become uncertain. In the event that we are unable to obtain insurance or if the cost of the insurance maintained by us substantially increases, we may have to assume more uninsured risks in our operations or incur higher insurance costs. As a result, we may suffer loss or damage of property in the future which may negatively impact our results of operations.

Our activities may be adversely affected by competition.

          Activities in the energy business are highly competitive and are expected to remain competitive in the future.

          We compete with other companies, including major oil and gas companies, in Argentina and elsewhere. Some of these companies may have greater financial and other resources than us and, as a result, may be in a better position to compete for future business opportunities. In addition, other competitive sources of energy are expected to come into operation in the future. Accordingly, we expect competition in the oil and gas, refining and petrochemical industries to increase, which could have a material adverse effect on our financial conditions and results of operations.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our History

          We are an energy company engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation, transmission and distribution and hydrocarbons marketing and transportation. We conduct operations in Argentina, Bolivia, Brazil, Ecuador, Peru and Venezuela. We are a corporation organized and existing under the laws of the Republic of Argentina with a duration of 99 years from the date of our incorporation, September 25, 1998. The legal name of our company is Perez Companc S.A. and we are known commercially as Perez Companc. Our principal executive offices are located at Maipú 1, 22nd Floor, (C1084ABA) Buenos Aires, Argentina, Telephone: 54-11-4344-6000.

          Our original name was PC Holdings S.A. We were formed in 1998 as a result of a spinoff by Sudacia S.A. of its equity interest in Pecom Energía S.A., or Pecom. At the time of the spinoff, we and Sudacia S.A. were wholly owned by members of the Perez Companc family. In addition, Pecom was also controlled at the time by members of the Perez Companc family. Our company was formed for the sole purpose of owning shares of Pecom. As of December 31, 1998 and 1999, we owned 16.15% and 28.92%, respectively, of Pecom’s common stock.

          We acquired control of Pecom on January 25, 2000 as a result of the consummation of an exchange offer pursuant to which we issued 1,504,197,988 Class B shares, with one vote per share, in exchange for 69.29% of Pecom’s outstanding capital stock, thereby increasing our ownership interest in Pecom to 98.21%. Since January 26, 2000, our Class B shares have been listed on the Buenos Aires Stock Exchange and our American Depositary Shares, each representing ten Class B shares, have been listed on the New York Stock Exchange. We were controlled by members of the Perez Companc family, who owned all of our Class A shares, with five votes per share until October 17, 2002, which were converted into Class B shares upon purchase.

          In July 2000, we completed the change in our corporate name from PC Holdings S.A. to Perez Companc S.A. We now act as a holding company whose only asset is our equity interest in Pecom and whose sole purpose is to control Pecom.

          On October 17, 2002, Petrobras Participacões, S.L., a wholly owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS, or Petrobras, acquired from the Perez Companc family and Fundación Perez Companc 58.6% of Perez Companc’s capital stock. Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad. Prior to that date, the Perez Companc family, together with Fundación Perez Companc, had owned at least half of the share capital issued by Perez Companc. The transfer of the equity interest was subject to the approval of the Argentine Antitrust Committee (Comisión Nacional de Defensa de la Competencia, or CNDC) an agency reporting to the Argentine Secretary of Competition, Deregulation and Consumer Defense (Secretaría de la Competencia, la Desregulación y la Defensa del Consumidor).

          On April 4, 2003, at a Regular and Special Shareholders’ Meeting, shareholders approved the change of Perez Companc S.A.’s corporate name to Petrobras Energía Participaciones S.A. However, the new name has not yet been officially registered with the National Corporate Registrant (Inspección General de Justicia). On the same date, shareholders of Pecom approved the change of its name to Petrobras Energía S.A.

          On May 13, 2003 the CNDC approved the purchase of 58.62% of Perez Companc S.A’s capital stock.

          After approval of the transaction, we began taking the steps necessary to officially change Perez Companc S.A.’s corporate name to Petrobras Energía Participaciones S.A. and Pecom Energía S.A.’s name to Petrobras Energía S.A. As of the date of this Annual Report the process of registering these name changes had not been completed.

History of Pecom

          Pecom was founded in 1946 as a shipping company by the Perez Companc family. In the mid-1950’s Pecom began its forestry operations when it acquired an important forestry area in northeastern Argentina. In 1960, Pecom began servicing oil wells, and, over time, its maritime operations were gradually discontinued and replaced by oil-related activities. The development of Pecom’s oil and gas business is marked by two significant events. The first occurred in the early 1990s, when Pecom was awarded concessions to operate Puesto Hernandez, the second most important oilfield in Argentina, and the Faro Virgenes and Santa Cruz II areas in the Austral basin, Argentina’s most important area of oil and gas production. As a result of this and other concessions, Pecom has become one of the largest oil and gas producers in Argentina.

          The second milestone in Pecom’s oil and gas operations occurred in 1994 when Pecom bid on and was awarded an exploration and production service contract for the Oritupano Leona area in Venezuela. Over the last few years Pecom has expanded its operations rapidly in Venezuela, Peru, Ecuador, Brazil and Bolivia as part of its strategy to become a leading integrated energy company in Latin America.

          Pecom developed its other energy businesses primarily through the acquisition of interests in state-owned companies that were privatized by the Argentine government between 1990 and 1994. Pecom acquired interests in companies operating in refining and petrochemicals, hydrocarbon transportation and distribution and power generation, transmission and distribution. These companies have formed the core of Pecom’s energy businesses.

          In addition to the energy sector, Pecom has in the past conducted operations in other industries, including construction and telecommunications. Pecom entered the construction business in the 1970s when it acquired Sade S.A. Pecom entered the telecommunications business when it acquired an interest in Nortel Inversora S.A., the controlling shareholder of Telecom Argentina, an Argentine telephone services provider, in the early 1990s when the Argentine government privatized the telecommunications industry. These businesses were sold by Pecom during the late 1990s as part of Pecom’s strategy to focus its operations on the energy sector. See “Item 4.B. Business Overview—Discontinued Investments.” As a result of these divestitures and the development of Pecom’s energy businesses over the last decade, Pecom has become a vertically integrated energy company.

Capital Expenditures and Divestitures

          For a description of our most significant divestitures see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations” and “Item 4.B. Business Overview—Discontinued Investments.” For a description of our capital expenditures see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

Introduction

          We are an integrated energy company engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation, transmission and distribution and hydrocarbons marketing and transportation. We conduct operations in Argentina, Bolivia, Brazil, Ecuador, Peru and Venezuela.

Our Strategy

          Our long-term strategy is to grow as an integrated energy company in Latin America. The oil and gas exploration and production business will remain our core business, however we will continue to expand the integration of our businesses in order to take full advantage of our significant hydrocarbon reserves.

          We believe that the four keys to achieving our growth and profitability goals are: (1) optimization of capital allocation, (2) financial management focused on an optimal debt to capital ratio, (3) a management style that prioritizes interaction among businesses and functional areas, resourceful communications and teamwork and (4) new initiatives.

          We have invested heavily in oil and gas exploration and production in Latin America, particularly in Argentina, Venezuela and Ecuador. These investments have produced a substantial increase in our developed reserves and production capacity. We have also made substantial investments in our refining, petrochemical and electricity activities.

          However, due to the complex crisis that broke out in Argentina late in 2001, in addition to limited opportunities to access capital markets, we had modified the short-term actions within our business strategy, decelerating the pace of our growth strategy. As a consequence, in 2002, capital expenditures totaled P$591 million, accounting for a sharp drop from an average of about P$1,050 million in the 1999-2001 period.

          We have been divesting non-core assets in order to create a more focused and efficient energy company. Over the last few years, we have used the proceeds from the sale of these non-core assets to fund the expansion of our energy business.

          We currently manage our activities in five business segments: Oil and Gas Exploration and Production, Petrochemicals, Refining, Electricity and Hydrocarbons Marketing and Transportation.

Change of Control—Impact on Our Strategy

          Aiming to maximize the value of the Company, we and our controlling company, Petrobras, are currently working toward an alignment of our strategies, identifying synergies that might provide not only cost savings but also revenue enhancement.

Oil and Gas Exploration and Production

Overview

          The oil and gas exploration and production business segment is the core of our operations. We conduct operations in Argentina, Peru, Venezuela, Ecuador and Bolivia. In line with the profitability and cash generation goals, the business segment’s strategy is based on the following: (1) sustained growth of operations by capitalizing on our experience and presence in almost all Latin American oil producing countries, (2) maintenance of a high reserve replacement ratio based on an intensive drilling activity and a balanced exploration strategy, (3) monetization of our oil and gas reserves, (4) low lifting costs and (5) investment portfolio optimization.

          As of December 31, 2002, our combined crude oil and natural gas proved reserves were estimated at 812.7 million barrels of oil equivalent, approximately 55.6% of which were proved developed reserves and approximately 44.4% of which were proved undeveloped reserves. Crude oil accounted for approximately 73.1% of combined proved reserves while natural gas accounted for about 26.9%. As of December 31, 2002, 45.6% of total combined proved reserves were located in Argentina and 54.4% were located abroad.

          For the year ended December 31, 2002, our combined crude oil and natural gas production averaged 167.9 thousand barrels per day (115.66 thousands of oil barrels and 313.8 million cubic feet of natural gas). Fifty point nine per cent (50.9%) of our oil production and 19.5% of our gas production were outside of Argentina. In particular, Venezuelan production has become a main component of our total production, accounting for 27.3% of total average production in barrels of oil equivalent in 2002. We believe that in the medium term the future production in Ecuador will become a key component of total production.

          As of December 2002, we had total proved reserves equal to 13.2 years of production at 2002 oil and gas production levels.

          In the past, we have undertaken an ambitious investment program, which was a key component of our operations expansion and growth strategy. During the 1999-2001 period, investments in the Oil and Gas Exploration and Production business totaled P$3,142 million.

          However, due to the complex crisis that broke out in Argentina late in 2001, in addition to limited opportunities to access capital markets, we had to change our objectives in the short term. As a consequence, capital expenditures totaled P$591 million, sharply declining from an average of about P$1,050 million in the 1999-2001 period. A substantial number of the investments in 2002 were made in foreign countries, particularly Venezuela and Ecuador. Capital expenditures in 2002 were focused on maintaining production and maximizing cash flow, prioritizing countries and products with a higher contribution. During the year under review, 142 wells were drilled (including producing, injection and exploratory wells), 139 of which were located in Argentina, and 231 workovers were performed.

          The reduced pace of investments will affect future oil and gas production volumes. In addition, reduced investments will cause a delay in the development of new exploitation areas and related production.

          In line with the our strategy of vertically integrating our operations, the refining, petrochemical and electricity operations are the primary links in our business chain value which allow us to take full advantage of our significant hydrocarbon reserves. Our refinery enables us to process a large part of our crude oil production in Argentina. We supply gas volumes to our Genelba Plant and refining and petrochemical operations in Argentina. The Genelba plant allows us to use approximately 2.8 MMm3/d of our own reserves.

Our Oil and Gas Exploration and Production Interests

          We generally participate in exploration and production activities in conjunction with joint venture partners, as is commonplace in the oil and gas exploration and production business. Contractual arrangements among participants in a joint venture are usually governed by an operating agreement, which provide that costs, entitlements to production and liabilities are to be shared according to each party’s percentage interest in the joint venture. One party to the joint venture is appointed as operator and is responsible for conducting the operations under the overall supervision and control of an operating committee that consists of representatives of each party to the joint venture. While operating agreements generally provide for liabilities to be borne by the participants according to their respective percentage interest, licenses issued by the relevant governmental authority generally provide that participants in joint ventures are jointly and severally liable for their obligations to such governmental authority pursuant to the applicable license. Contractual operators are generally paid their production costs on a monthly basis by their partners in proportion to their participation in the relevant field. Our joint venture partners are oil companies that are active in Argentina and subsidiaries of overseas oil companies.

          As of December 31, 2002, we have an interest in 32 oil fields, 19 of which are oil and gas producing fields and 13 are located in exploration areas (4 in Argentina and 9 outside of Argentina). We are, directly or indirectly, the contractual operator of 25 of the 32 fields in which we have an interest.

          As of December 31, 2002, our total gross and net productive wells are as follows:

	Oil	Gas	Total

Gross productive wells	4,267	239	4,506
Net productive wells	3,550	210	3,760

          As of December 31, 2002, our total producing and exploration acreage (both gross and net) is shown in the following table:

	Average (thousands of acres)

	Producing(1)		Exploration(1)

	Gross	Net (2)	Gross	Net (2)

Argentina	4,254	3,413	737	718
Peru	116	116	11,717	6,736
Venezuela	585	379	363	181

	Average (thousands of acres)

	Producing(1)		Exploration(1)

	Gross	Net (2)	Gross	Net (2)

Ecuador	281	197	494	494
Bolivia	56	56	2,471	618

Total	5,292	4,161	15,782	8,747

(1)	“Producing” acreage includes all areas in which we produce commercial quantities of oil and gas. “Exploration” acreage includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced.

(2)	Net interests represent our fractional ownership working interest in the gross acreage.

Production

Argentine Production

          Argentina is currently the fourth largest oil producer in Latin America, after Mexico, Venezuela and Brazil. In 2002, Argentina’s daily production was approximately 760 thousand barrels, accounting for approximately 8.3% of the region’s total production. Production contributed by Mexico, Venezuela and Brazil accounts for about 35%, 27% and 16%, respectively, of total oil production in Latin America.

          According to 2001 statistical data, Argentina is one of the five countries having the largest amount of natural gas proved reserves in Latin America. Reserve volumes in Argentina coupled with its highly developed gas infrastructure, both for the domestic and export markets, has enabled the country to position itself as an energy leader in the region. Considering the significant gas reserves in Argentina as well as the tremendous growth in electric power generation supplied by natural gas in the southern part of South America, Argentina is expected to consolidate its position as a large gas exporter to Chile, Brazil and Uruguay.

          Argentina currently has a gas pipeline system of over 12,850 km, a distribution network of over 109,000 km and 2,075 km of export gas pipelines. Since the privatization of natural gas utilities in 1992, the accumulated growth in domestic gas consumption has been 28%, with a 32% increase in demand for gas arising from thermal electricity generation and a 29% increase in industrial consumption. In addition, the higher gas availability resulting from expansion of gas pipelines and distribution networks allowed the tripling of the number of compressed natural gas, or CNG, stations, CNG being the cheapest and least polluting motor fuel, to triple. As a result, Argentina currently has the largest CNG-fueled vehicle fleet in the world.

          Due to ecological conditions in Argentina, and because of natural gas’ low pollution quality, its availability through large reserves and its relative low price compared to other alternative fuels, it is the fuel most preferred by users. This is evidenced by gas’ high share in the Argentine energy matrix and the increase in demand from 17,800 million cubic meters in 1990 to approximately 41,000 million cubic meters in 2002, including gas exports to neighboring countries.

          In fiscal year ended December 31, 2002, our oil and gas production accounted for 7.5% and 5.7% of total oil and gas production in Argentina, respectively.

          In Argentina, as of December 31, 2002 we had interests in 12 oil and gas production fields and hold production rights in 3,413 thousand net acres.

          Our production is concentrated in two basins: the Neuquén and the Austral basins. This positioning helps to optimize the operating efficiency and capitalize on operating synergies of our own assets. The Neuquén basin is the most important area in Argentina in terms of oil and gas production. We own 584 thousand net acres under production concessions. Our most important fields in the Neuquén basin are 25 de Mayo-Medanito S.E., Puesto Hernández and Río Neuquén. In the Austral basin we own 2,825 thousand net acres under production concessions. Santa Cruz I and Santa Cruz II are our fields in the Austral basin.

          In line with the above-mentioned strategy, we have implemented the following initiatives during the last three years:

•	In the third quarter of 2000, we acquired a 41% interest in the Santa Cruz I area, Austral Basin.

•	In September 2000, we sold our Piedras Coloradas-Cacheuta area located in the Cuyo Basin.

•	In February 2001, we completed an asset swap with Repsol YPF S.A. having an economic impact as from January 1, 2001, whereby: (i) we added a 30% and 62.2% interest in Santa Cruz I and Santa Cruz II areas, respectively and (ii) assigned our 50% interest in Manantiales Behr and Restinga Alí joint ventures and our 40.5% equity interest in Andina Corporation, a company controlling 50% of Empresa Petrolera Andina S.A. of Bolivia. This transaction enabled us to monetize our oil and gas reserves and optimize our assets portfolio, strengthening our position in the Austral Basin by divesting non-core assets located in Bolivia and in the San Jorge Basin, in Argentina.

•	In October 2001, we sold exploitation rights in Pampa del Castillo-La Guitarra area and our 13.79% equity interest in Terminales Marítimas Patagónicas. As a strategic milestone, this transaction represents the discontinuance of our oil operations at the Golfo San Jorge Basin.

          Rights to develop oil and gas fields in Argentina are granted through concessions and exploration permits. Permits are generally granted for initial periods of three years. Concessions are generally granted for periods of 25 years, and are typically renewable for a maximum term of ten years. The concessions for all production areas in Argentina typically provide for the free availability of oil. All permanent fixtures, materials and equipment are under the control of the concessionaire, although they revert to the Argentine government at the end of the concession. Royalties are paid to the respective Argentine provinces for the production of crude oil and the volumes of natural gas produced for sale. These royalties are 12% of the wellhead price for oil and gas. The wellhead price used to determine the royalty cost is similar to the final sales price less treatment, storage and transportation costs.

Production outside of Argentina

          As a result of the substantial investments we have made in Latin America over recent years, as of December 31, 2002, 54.4% of our combined proved reserves were located outside of Argentina. In addition, approximately 50.9% of our oil production and 19.5% of our gas production were outside of Argentina in 2002. We have interest in 7 oil and gas production fields outside of Argentina: Oritupano-Leona, Acema, La Concepción and Mata in Venezuela, Lote X in Peru, Block 18 in Ecuador and Colpa Caranda in Bolivia.

Venezuela

          Our most important oil and gas holdings abroad are those located in Venezuela. Production from Venezuela has become an important part of our total production, accounting for 29.6% of the total average production in barrels of oil equivalent in 2002.

          In Venezuela, our rights are held under operating service contracts.

          In 1994, during the second round of operating agreements, we were awarded the first service contract by Petróleos de Venezuela S.A. (“PDVSA”) at the Oritupano-Leona field to provide production services for a 20-year period, which may be extended for an additional 10-year term. Oritupano-Leona is a 215 thousand net acre block located in the Oriental Basin and with 244 producing wells.

          The Oritupano-Leona joint venture’s sole customer for the sale of oil production is PDVSA. According to the above-mentioned operating service agreement, PDVSA is the sole owner of the facilities, assets and/or operating equipment used by the Joint Venture to conduct the activities provided for in such agreement. We receive an operating fee per barrel delivered to PDVSA plus a capital fee for reimbursement of development investments, on a quarterly basis during the first ten-year term of the agreement. Expenses related to investments made thereafter will be recovered over the rest of the term. Any of these unpaid expenses will bear interest of up to 1% over the LIBOR annual rate. The contract has a cap on the amount which we can collect under the contract which is reset quarterly based on the market price of oil. As of December 2002, this cap was approximately U.S.$28 per barrel.

          In 1997, PDVSA awarded us three 20-year service contracts for the exploration and production of Acema, La Concepción and Mata oil blocks in the so-called Third Round bids. The bids were initially made through joint ventures. Currently, we have a 90% interest in La Concepción oil block and of 86.23% in Acema and Mata oil blocks. La Concepción is a 55 thousand net acre block located in the Maracaibo basin, with 104 producing wells. Acema and Mata, located in the Oriental basin, are 64 thousand and 45 thousand acre blocks with 21 and 43 producing wells, respectively. According to the concession contracts, PDVSA will be the sole owner of the facilities, assets, and operating equipment. We receive a fee per barrel delivered which has a fixed component related to contractual baseline production and a variable component related to the incremental production that covers investments and production costs, plus a gross profit up to a maximum that is tied to a basket of international oil prices.

          Effective January 2002, the Venezuelan government adopted a new law whereby royalty payments increased from 16.67% to 30%. It has had a significant adverse impact on the operating results of our Third Round blocks. We are taking every necessary step to partially reverse this increase, since according to the Third Round bid terms the royalty is subject to a cap of 20%.

          The government of Venezuela may set a limit on our oil production under the terms of the service agreements. According to the Venezuelan hydrocarbon law, any decisions made by the federal administration in connection with agreements or international treaties involving hydrocarbons are applicable to any party that carries out the activities governed by the law. Before the law was passed, the power to order production cuts was only contemplated by the third round operating agreements, but not by the second round agreements which apply to the Oritupano Leona field. Although no production cuts have been ordered under the second round agreements to date, it is not totally clear whether the constitutional principle that prohibits retroactive application of the law will protect second round agreements against future production cuts.

Peru

          In 1996, we acquired 30-year oil and 40-year natural gas production rights in Lote X, a 116 thousand acre block in Peru’s Talara Basin, through a public bidding process. The purchase included all of the then existing assets on the site. The concession agreement provides for the free availability of hydrocarbons. As of December 31, 2002, Lote X had 2,335 productive wells. We have entered into a long-term sales contract under which Petroperú (the Peruvian state-owned company) is obliged to purchase all of our production at market prices. The sales contract expired in December 2002, however, we are currently renegotiating its extension. Meanwhile, sales are made under the terms of the expired contract until a new contract is executed.

          Peru production accounts for 7.2% of the total average production in barrels of oil equivalent in 2002.

Bolivia

          Pecom has a 100% interest in Colpa Caranda’s oil and gas fields, and has operated them since 1989. Colpa Caranda is a 56 thousand net acre block located in the Sub Andina Central basin that has 55 producing wells. Approximately 88% of proved developed reserves are gas. These fields, that originally supplied Bolivian gas exports to Argentina, currently have priority in the dispatch of gas to the Santa Cruz-San Pablo pipeline that transports gas to Brazil.

Ecuador

          In 2001, we acquired a 70% interest in Block 18, located in the Oriente Basin of Ecuador. Block 18 is a field covering 197 thousand acres and having a significant potential of 28º to 33° API light crude oil reserves. The concession for production activities in Block 18 will be for an initial 20-year term. Once this term expires, Ecuadorian Hydrocarbons Law provides for the possibility of an additional 5-year extension period.

          In October 2002, the Hydrocarbons National Directorate (D.N.H.) approved the development plan for the Pata field of Block 18, thereby initiating its production phase until October 2022. The Government has the right to take 35% of production, in kind. Exploratory activities will continue for an additional three-year period until October 2005.

          In August 2002, Petroecuador subscribed a joint exploitation agreement for the Palo Azul field in Block 18. In December of 2002, the Palo Azul development plan was approved. The field’s development plan will thus extend until December 2022. The agreement’s general terms include differential production sharing percentages according to a formula that takes into account the final selling price of Palo Azul’s crude oil and the level of total proved reserves. Specifically, if Palo Azul’s crude oil sells at a price less than U.S.$15/bbl, the State’s share of crude oil equals 30%. If crude oil sells at a price greater or equal to U.S.24/bbl, the State’s share of crude oil equals about 50%. For all other price ranges, a scale was agreed with Petroecuador. Palo Azul’s selling price is computed by considering the WTI crude oil benchmark minus the market discount for the Oriente crude oil. The agreement provides for the free availability of crude oil.

          As of May 31, 2003 we had drilled two new development wells, installed a production facility, and are currently producing close to 10,000 bbls/d. For the remainder of 2003, the plan provides for the drilling of two additional development wells.

          This Block’s future production will enable us to support the development of the reserves discovered in Block 31 and take a leading position in a country having highly productive hydrocarbon basins. We consider Ecuador to be a key region for our future growth.

Statistical Information Relating to Oil and Gas Production

          The following table sets forth our oil and gas fields production, the consolidated share of annual oil and gas production from each field, the number of producing wells in each field, our respective interest in each field and the expiration date of the concessions for each field. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any such extensions.

			2002 Production

			Oil	Gas	Oil and Gas
Production Areas	Location	Basin	(in Mbbl)	(in MMcf)	Wells	Interest	Expiration

Argentina
25 de Mayo – Medanito S.E.	La Pampa and Río Negro	Neuquén	4,610	1,570	402	100.00%	2016
Catriel Oeste	Río Negro	Neuquén	478	176	109	85.00%	2016
Jagüel de los Machos	Río Negro and La Pampa	Neuquén	1,818	3,145	68	100.00%	2015
Faro Vírgenes U.T.E.	Santa Cruz	Austral	13	1,024	3	50.00%	2016
Puesto Hernández (1)	Mendoza and Neuquén	Neuquén	5,800		509	38.45%	2016
Bajada del Palo – La Amarga Chica	Neuquén	Neuquén	57	127	3	80.00%	2015
Santa Cruz II	Santa Cruz	Austral	4,195	33,875	78	100.00%	2017
Río Neuquén	Neuquén and Río Negro	Neuquén	673	18,620	133	100.00%	2019
Entre Lomas	Neuquén and Río Negro	Neuquén	629	1,686	317	17.90%	2016
Veta Escondida and Rincón de Aranda U.T.E.	Neuquén	Neuquén	—	—	—	55.00%	2016
Aguada de la Arena	Neuquén	Neuquén	44	5,417	8	80.00%	2022
Santa Cruz I U.T.E.	Santa Cruz	Austral	2,396	26,541	70	71.00%	2016
Outside of Argentina
Colpa Caranda	Bolivia	Santa Cruz	346	12,449	55	100.00%	2029
Oritupano Leona	Venezuela	Oriental Maturin	9,296	—	244	54.00%	2014
Acema	Venezuela	Oriental Maturin	925	—	21	86.23%	2017
La Concepción	Venezuela	Lago Maracaibo	4,522	7,584	104	90.00%	2017
Mata	Venezuela	Oriental Maturín	2,132	—	43	86.23%	2017
Lote X	Peru	Talara	4,107	2,322	2,335	100.00%	2024
Block 18	Ecuador	Oriente	176	—	4	70.00%	2022

Total			42,217	114,536	4,506

(1)	In the first quarter of 2002, we acquired a 0.75% additional interest in this area as a consequence of an asset swap.

          In 2002, our annual production from producing oil fields (including our oil fields in Bolivia, Venezuela, Peru and Ecuador) was 42.2 million barrels of oil, 20.7 million of which were produced in Argentina. Our annual production of gas amounted to 114.5 billion cubic feet, 92.2 billion cubic feet of which were produced in Argentina.

          The following table sets forth our average daily production of oil (including other liquid hydrocarbons) for the three fiscal years ended December 31, 2002, 2001 and 2000. This table includes our proportionate share of the production of both our consolidated subsidiaries and our unconsolidated investments.

	Year ended December 31,

	2002	2001	2000

	(average barrels per day)
Argentina	56,764	67,671	52,647
Outside of Argentina	58,899	60,484	52,084

Total	115,663	128,155	104,731

          The following table sets forth our average daily gas production for the three fiscal years ended December 31, 2002, 2001 and 2000. This table includes our proportionate share of the production of both our consolidated subsidiaries and our unconsolidated investments.

	Year ended December 31,

	2002	2001	2000

	(average Mcf per day)
Argentina	252,559	273,414	161,099
Outside of Argentina	61,238	65,912	67,554

Total	313,797	339,326	228,653

          The following table sets forth the average sales price per barrel and per thousand cubic feet of our oil and gas for each geographic area for the three fiscal years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,

	2002	2001	2000

	(in constant pesos as of December 31, 2002)
Argentina
Oil	65.40	40.26	41.24
Gas	1.96	2.38	2.60
Outside of Argentina
Oil	50.33	30.61	32.64
Gas	4.49	3.32	3.43

          The following table sets forth our average lifting cost, royalties and depreciation cost of oil and gas fields in each geographic area for the three fiscal years ended December 31, 2002, 2001 and 2000. This table includes our proportionate share of the production in our consolidated subsidiaries.

	Year ended December 31,

	2002	2001	2000

	(in constant pesos per BOE as of
	December 31, 2002)

Argentina
Lifting Cost	5.73	5.94	6.55
Royalties	5.24	3.91	4.91
Depreciation	9.54	8.03	6.66

Total	20.51	17.88	18.12

Outside of Argentina
Lifting Cost	10.33	5.83	5.98
Royalties	5.41	3.36	4.54
Depreciation	15.30	6.87	6.63

Total	31.04	16.06	17.15

          The following table sets forth the average reserve replacement cost and the finding and development costs of oil and gas from all fields for the three fiscal years ended December 31, 2002, 2001 and 2000. This table includes our proportionate share of the production of both our consolidated subsidiaries and our unconsolidated investments.

	Year ended December 31,

	2002		2001	2000

	(in constant pesos as of December 31, 2002 per BOE)
Reserve replacement cost	—	(1)	26.60	6.76
Finding and development costs	10.55		14.88	5.41

(1)	In 2002, there was no net increase in reserves.

Exploration

Overview

          We believe that increased exploration is essential to ensuring the replacement of our reserves. We conduct exploration activities so as to complement efforts aimed at maintaining a high reserve replacement ratio.

          We use 3-D seismic technology to increase drilling success rates and improve the quality of exploration prospects. Such improvements contribute to delineate discoveries and optimize well locations, resulting in improved understanding of formation geometry and reservoir characteristics.

          During the 2000-2002 period, we acquired and interpreted 667 km of 2D seismic lines in Ecuador, 340 km in Peru and 580 km in Brazil.

          The following table lists our oil and gas fields in exploration areas as of December 31, 2002, the location of the basin in each area, our ownership interest and the expiration date of the exploration permits for each field.

	Location	Basin	Interest	Expiration

Argentina
Glencross	Santa Cruz	Austral	96.68%	1999	(1)
Santa Cruz II – Oeste	Santa Cruz	Austral	100.00%	2006
Santa Cruz I – Oeste	Santa Cruz	Austral	50.00%	2006
CAM 2A-Norte	Santa Cruz	Austral	50.00%	2005
Outside of Argentina
San Carlos	Venezuela	Guarico	50.00%	2005
Tinaco	Venezuela	Guarico	50.00%	2005
Block 31	Ecuador	Oriente	100.00%	2003
Block 18	Ecuador	Oriente	70.00%	2005
Tuichi(2)	Bolivia	Beni	25.00%	2003
Lote 34(2)	Peru	Ucayali	40.00%	2003
Lote 35(2)	Peru	Ucayali	35.15%	2003
Lote XVI	Peru	Talara	100.00%	2003
Lote 99	Peru	Ucayali	100.00%	2003
Lote 63	Peru	Sechura	100.00%	2003

(1)	We have requested that the lot be declared operational and are still awaiting a response from the relevant authorities.

(2)	In 2003, we decided to abandon these exploration blocks.

Exploration in Argentina

          As of December 31, 2002, we hold interest in 737 thousand gross acres (718 thousand net acres) of basin area in Argentina available for exploration. Under exploration licenses we hold interests in Glencross, Santa Cruz II-Oeste, Santa Cruz I–Oeste and CAM-2A exploratory areas. We may continue to acquire acreage positions in the future as the Argentine Government offers additional exploration permits.

          We compete with other oil and gas producers in Argentina for the acquisition of new properties. We have participated in bids related to oil and gas production conducted by the Argentine government.

          During 2002 we signed a farm-out agreement for a 50% interest in the El Martillo and El Campamento fields, in the Santa Cruz I–Oeste exploratory blocks. The buyer committed itself to making all the investments necessary to acquire and interpret 500 km2 of 3D seismic lines and to drill five wells. The operation, however, remains our responsibility.

          The following table sets forth the number of wells we drilled in Argentina, and the results thereof, for the periods indicated. A well is considered productive for purposes of the following table if it justifies the installation of permanent equipment for the production of oil and gas. A well is deemed to be a dry hole if it is determined to be incapable of commercial production. This table includes both our consolidated subsidiaries and unconsolidated affiliates.

	Year ended December 31,

	2002	2001	2000

Gross wells drilled(1)
Exploratory
Productive wells
Oil	—	—	1
Gas	—	—	—
Dry	1	—	3

Total	1	—	4

Development
Productive wells
Oil	109	137	170
Gas	7	20	12
Dry	4	3	5

Total	120	160	187

Net wells drilled(1)
Exploratory
Productive wells
Oil	—	—	1.0
Gas	—	—	—
Dry	1	—	1.1

Total	1	—	2.1

Development
Productive wells
Oil	78.7	110.6	157.1
Gas	5.8	14.6	6.8
Dry	2.8	3.0	3.0

Total	87.3	128.2	166.9

(1)	Gross wells drilled refers to the number of wells completed during each fiscal year (regardless of when drilling was initiated). Net wells refers to the fractional ownership working interest in wells drilled.

Exploration Outside of Argentina

          As of December 31, 2002, we hold interests in 15,045 thousand gross acres (8,030 thousand net acres) outside of Argentina available for exploration. We hold interests in nine oil and gas exploration fields outside of Argentina: San Carlos and Tinaco in Venezuela, Block 31 in Ecuador, Lote XVI, Lote 34, Lote 35, Lote 99 and Lote 63 in Peru and Tuichi in Bolivia. In addition, Block 18 in Ecuador has a three-year exploration period, which ends in 2005. We continue to seek new business opportunities in Peru, Bolivia, Ecuador and Venezuela.

          The following table sets forth our drilling activities outside of Argentina for the three years ended December 31, 2002, 2001 and 2000. A well is considered productive for purposes of the following table if it justifies the installation of permanent equipment for the production of oil and gas. A well is considered to be a dry hole if it is determined to be incapable of commercial production. This table includes both our consolidated subsidiaries and unconsolidated affiliates.

	Year ended December 31,

	2002	2001	2000

Gross wells drilled(1)
Exploratory
Productive wells
Oil	—	2	2
Gas	—	—	—
Dry	1	—	—

Total	1	2	2

Development
Productive wells
Oil	2	35	45
Gas	—	3	—
Dry	—	1	7

Total	2	39	52

Net wells drilled (1)
Exploratory
Productive wells
Oil	—	1.7	2
Gas	—	—	—
Dry	1	—	—

Total	1	1.7	2

Development
Productive wells
Oil	1.1	19.5	31.4
Gas	—	3	—
Dry	—	1	6.3

Total	1.1	23.5	37.7

(1)	Gross wells drilled refers to the number of wells completed during each fiscal year (regardless of when drilling was initiated). Net wells drilled refers to the fractional ownership working interest in wells drilled.

          Venezuela

          We began exploration activities in the San Carlos region of western Venezuela under a contract entered into with PDVSA through its subsidiary, Corporación Venezolana de Petróleo S.A. (“CVP”), in July 1996. The block is located in the areas of Cojedes and Portuguesa and extends across 125 thousand acres. We are required to pay all exploration costs in the Block. We began exploration activities in this block late in 1996 and completed our minimum work obligations for the first stage of the exploration process. Total expenditures required for initial exploration in the block were U.S.$32 million. Our exploration activities in such block resulted in gas findings.

          In June 2001, upon opening of free gas exploration areas, we were awarded a 35-year contract for the exploration and production of gas in the Tinaco exploratory block. The Tinaco block is adjacent to the San Carlos exploratory field, with an area of 237 thousand acres. This event is an important step in the development of the San Carlos block, since it would enable us to confirm related natural gas reserves. The seismic acquisition program involves the recording of 200 km of 2D exploration seismic for the year 2003.

          If the exploration effort proves to be successful in terms of future commercialization of gas reserves, we will be required to pay 23.21% in royalties.

          In connection with the joined future gas production of both blocks, we and CVP are converting the San Carlos contract to one with similar conditions as the Tinaco contract.

          In October 2002, we subscribed to an association agreement with Teikoku Oil Co. Ltd., or Teikoku, whereby we transferred 50% of our rights and obligations in and to gas production in San Carlos and Tinaco exploratory areas (the “Transfer of Interest Agreement”).

          The Transfer of Interest Agreement, which is subject to approval by the Venezuelan Ministry of Energy and Mines, provides that we receive from Teikoku an initial cash payment of U.S.$1 million and a subsequent payment of U.S.$2 million for the financing of the exploratory investment program in the Tinaco area in relation to geological studies, 2D seismic shooting and 2D seismic evaluation and interpretation. Furthermore, in the event a joint commercial development in such area is agreed upon, we will receive a supplementary payment in the amount of U.S.$3 million.

          Ecuador

          In Ecuador, we hold a 100% interest in Block 31. In 1996, Petroecuador called the Eighth Round of International Bids for the performance of Exploration and Production activities in the Amazon Region, and we were awarded Block 31. The block is located in a highly sensitive ecological area of the Amazon jungle in northeastern Ecuador and covers an area of 494 thousand net acres.

          Significant investments are necessary to develop the block. Our investment is dependent upon our ability to increase capital expenditures in future periods. As a way of maximizing the value of this asset and enhancing its potential, we are considering the addition of a new partner who, through capital contributions, could speed up the development of the block.

          Under the concession contract, the exploration program is divided into two phases, expiring in July 2001 and June 2003, respectively. The investment commitment required us to acquire 1,200 km of 2D seismic lines and drill three exploratory wells

          As of June 2003, we conducted the following works in Block 31: 1,382 km of 2D seismic, 167 km 2 of 3D seismic, and drilled 4 exploratory wells in Apaika, Obe, Nenke and Minta. All wells were successful and led to the discovery of Apaika/Nenke, Obe, and Minta fields. These work activities fully met and exceeded the exploration commitments agreed to with Petroecuador.

          Presently, we have submitted to the National Hydrocarbons Directorate a development plan for the Apaika/Nenke field. Once all required authorities approve the development plan, a 20-year exploitation period will commence. During the initial three-year period, the plan contemplates investments in the amount of U.S.$75 million. We are obliged to provide a guarantee to Petroecuador of 20% of this amount.

          According to the block’s production sharing agreement, Petroecuador is entitled to a crude oil production take of about 15% to 17%, depending on the field’s daily crude oil production ranges and crude oil gravity. The Block 31 concession provides for the free availability of crude oil.

          Environmental audits conducted by the National Park authorities, the Ministry of the Environment, and NGO observers have confirmed that the drilling programs have not caused any perceivable environmental impact on the area.

          Future oil production in Block 31 will be shipped through a heavy crude oil pipeline known as OCP (Oleoducto de Crudos Pesados). We have entered into a 15-year ship or pay transportation agreement under which OCP has committed to provide us with a shipping capacity of 80,000 barrels per day. See “Business Overview”— “Hydrocarbon Marketing and Transportation.”

          Peru

          In 1998, Perez Companc del Perú entered into exploration agreements for Lote XVI, in which we have a 100% interest. Exploratory investments were first made in this block in 1999, with the shooting of 50 km2 of 3D seismic lines. During 2002, interpretation of the block geology was concluded and a location for the drilling of an exploration well in 2003 was selected. Due to the results of the exploration, in May 2003 we decided not to proceed with the next phase.

          In the Ucayali basin, two blocks were awarded to a consortium formed by Pecom and Repsol-YPF, the latter being the operator of both blocks. Seven-year exploration contracts were signed in September 1998 for Lote 34 and in November 1998 for Lote 35. Pecom has a 40% interest in Lote 34 and a 35.15% interest in Lote 35. Both contracts provide for an initial two-year exploration phase, each with a commitment of 500 km 2-D seismic line acquisition and 1,000 km2 seismic data reprocessing. The following five one-year exploration periods are optional, and each period requires the drilling of an exploration well or compensatory exploratory seismic. In 2001, we proceeded with the second exploratory period in both blocks. In 2002, we complied with the commitment for Lote 35 second exploratory period involving an exploration well called Mashansa 35/13/1X. The well was abandoned with oil shows. Our net investment for this well was U.S.$4.6 million. In Lote 34 investments made in 240 Km of 2D seismic in 2002 amounted to U.S.$1.8 million. In 2003, we decided not to participate in the next exploration stages in both blocks since we believe there are no positive prospects that justify continuing investments in these blocks.

          In 2001, we executed a Concession Contract for hydrocarbon exploration and production in Lote 99, a block located in the Ucayali basin. We hold a 100% interest in Lote 99. The concession program requires a minimum exploration program of seven years divided into five periods. Exploration during the first 18-month period includes geological surveys and the reprocessing and reinterpretation of 900 km of seismic data.

          In the Lote 63 area, the survey period concluded and an exploration contract will be negotiated with Perupetro.

          Bolivia

          In the northern Sub-Andina basin, we hold 25% of the exploration rights to the Tuichi area. At the end of the second exploration period in December 2002, it was decided not to start the third period and to withdraw from the block.

          Reserves

          We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. These estimates have been prepared in accordance with Rule 4-10 of Regulation S-X under the Securities Act issued by the U.S. Securities and Exchange Commission. Gaffney, Cline & Associates, Inc., an international technical and management advisory firm for the oil and gas industry, audited our oil and gas reserves as of December 31, 2002, 2001 and 2000.

          The estimated reserves were subjected to economic tests to determine economic limits. Such estimated reserves in Argentina, Peru, and Bolivia are stated prior to the payment of any royalties, as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, reserves are stated after such percentage. In Venezuela, the government maintains full ownership of all hydrocarbons in such areas. Reserve volumes in Venezuela are computed by multiplying our percentage interest by the gross proved recoverable volumes for the contract area. In Venezuela, for the Acema, Mata and La Concepción areas, 30% royalties are paid, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Third Round areas are deducted from the sales price. In accordance with the current operation agreements, we are exempt from production royalty payments in Oritupano Leona Block.

          As of December 31, 2002, liquid hydrocarbon and natural gas proved reserves, audited by Gaffney & Cline Inc., amounted to 812.7 million barrels of oil equivalent (593.9 million barrels of oil and 1,313.2 billion cubic feet, accounting for a 19.5% decline compared to the reserves certified as of December 31, 2001 (a decline of 19.6% for liquid hydrocarbons and 19.24% for natural gas). As of December 2002, total proved reserves represented, at 2002 oil and gas production levels, a 13.2-year production.

          The above-mentioned decline mainly results from the revision of previous estimates, accounting for a 191.9 million boe drop in reserves in 2002, as a consequence of the following:

•	Significantly reduced investments during 2002, which resulted in major delays in reserve development projects presented in previous reserve certifications.

•	The new macroeconomic scenario in Argentina, resulting from the enactment of the Public Emergency and Foreign Exchange System Reform Law. In a scenario with a peso devaluation and general domestic price increase, utility rate pesification and the limited possibilities to negotiate price increases, changed the gas production business equation, adversely affecting the economic feasibility of certain gas reservoirs. Such situation would be overcome to the extent the Federal Government and utility companies make successful progress in the rate renegotiation process under way and establish rate values allowing to secure a fair and reasonable profitability.

•	A scarce growth in the Brazilian gas market which affected some of our deep gas reserves in Bolivia.

          As a result of the above factors, significant volumes of Proved reserves were reclassified as Probable and/or Possible reserves.

          In spite of the impact caused by the revision of previous estimates and of reduced investments, discoveries and expansions during 2002 resulted in the addition of approximately 33 million boe to proved reserves. Including improved recovery amounting to 22 million boe, 55 million boe were added to proved reserves, accounting for 89.7% of the production for the year.

          During the 2000-2002 period, discoveries and extensions replaced 108% of the production. This percentage climbs to 171% with the incorporation of improved recovery amounting to 115 million barrels of oil equivalent. In addition, reserves declined 155 million barrels of oil equivalent attributable to sales net of acquisitions and 304 million barrels of oil equivalent attributable to revisions of previous estimates.

          The table below sets forth, by geographic area, total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids and natural gas reserves at the indicated dates.

	Crude oil, condensate and natural gas
	liquids in thousands of barrels			Natural gas in millions of cubic feet

		Outside of			Outside of		Combined
	Argentina	Argentina	Total	Argentina	Argentina	Total	MMBOE

Total proved reserves as of December 31, 1999	300,465	432,602	733,067	1,100,815	1,359,122	2,459,937	1,143.1
Proved developed reserves as of December 31, 1999	172,109	155,485	327,594	486,759	599,447	1,086,206	508.7
Increase (decrease) originated in:
Revisions of previous estimates	(1,692)	63	(1,629)	(48,094)	61,860	13,766	0.7
Improved recovery	13,681	34,664	48,345	30,611	26	30,637	53.4
Extensions and discoveries	7,032	69,314	76,346	26,152	188,019	214,171	112.0
Purchase of proved reserves in place	13,687	1,988	15,675	141,377	—	141,377	39.2
Sale of proved reserves in place	(19,316)	—	(19,316)	(4,896)	—	(4,896)	(20.1)
Year’s production	(19,266)	(19,058)	(38,324)	(58,962)	(24,725)	(83,687)	(52.3)

	Crude oil, condensate and natural gas
	liquids in thousands of barrels			Natural gas in millions of cubic feet

		Outside of			Outside of		Combined
	Argentina	Argentina	Total	Argentina	Argentina	Total	MMBOE

Total proved reserves as of December 31, 2000	294,591	519,573	814,164	1,187,003	1,584,302	2,771,305	1,276.0
Proved developed reserves as of December 31, 2000	185,122	189,947	375,069	515,729	715,438	1,231,167	580.2
Increase (decrease) originated in:
Revisions of previous estimates	(34,479)	(18,059)	(52,538)	(409,794)	48,114	(361,680)	(112.9)
Improved recovery	14,266	18,090	32,356	22,403	18,605	41,008	39.2
Extensions and discoveries	14,303	18,599	32,902	71,307	30,582	101,889	49.9
Purchase of proved reserves in place	24,115	18,398	42,513	376,365	—	376,365	105.2
Sale of proved reserves in place	(50,816)	(32,632)	(83,448)	(18,002)	(1,162,492)	(1,180,494)	(280.1)
Year’s production	(24,700)	(22,077)	(46,777)	(99,796)	(24,058)	(123,854)	(67.4)
Total proved reserves as of December 31, 2001	237,280	501,892	739,172	1,129,486	495,053	1,624,539	1,009.9
Proved developed reserves as of December 31, 2001	151,924	203,808	355,732	561,834	290,638	852,472	497.8
Increase (decrease) originated in:
Revisions of previous estimates	(14,868.0)	(113,425.0)	(128,293.0)	(258,150.0)	(123,594.0)	(381,744.0)	(191.9)
Improved recovery	4,195.0	3,510.0	7,705.0	76,371.0	9,687.0	86,058.0	22.0
Extensions and discoveries	6,938.0	10,057.0	16,995.0	88,265.0	10,662.0	98,927.0	33.5
Purchase of proved reserves in place	516.0	—	516.0	—	—	—	(0.5)
Sale of proved reserves in place	—	—	—	—	—	—	—
Year’s production	(20,719.0)	(21,498.0)	(42,217.0)	(92,184.0)	(22,352.0)	(114,536.0)	(61.3)
Total proved reserves as of December 31, 2002	213,342.0	380,536.0	593,878.0	943,788.0	369,456.0	1,313,244.0	812.7
Proved developed reserves as of December 31, 2002	146,319.0	177,876.0	324,195.0	554,104.0	209,854.0	763,958.0	451.5

          Had the economic method of calculating proved reserves (future expected cash flows of each field divided by the oil market prices at year end) been used, the reported amounts of crude oil, condensate and natural gas liquids proved reserves for consolidated companies in “Rest of Latin America” would have decreased by approximately 28.4%, 14.6% and 20.7%, and the reported crude oil, condensate and natural gas liquids proved reserves for unconsolidated companies in “Rest of Latin America” would have decreased by approximately 42%, 30.1% and 13.6% as of December 31, 2002, 2001 and 2000, respectively. The information in this paragraph was not audited by Gaffney, Cline & Associates. See Note 21 to our Financial Statements.

          There are many uncertainties in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including certain factors that are beyond our control. The reserve data set forth in this Annual Report represents solely estimates of our proved oil and gas reserves. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be precisely measured. The accuracy of a reserve estimate stems from available data, engineering and geological interpretation and judgment of reserves. As a result, different engineers often obtain different estimates. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate, so the reserve estimates at a specific time are often different from the quantities of oil and gas that are ultimately recovered. Furthermore, estimates of future net revenues from our proved reserves and the present value thereof are based upon assumptions about future production levels, prices and costs that may not prove to be correct over time. Forecasts of future prices, costs and production levels are subject to great uncertainty and may not prove to be correct over time. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Accordingly, we cannot assure that any specified production levels will be reached or that any cash flow arising therefrom will be produced. The actual quantity of our reserves and future net cash flows therefrom may be materially different from the estimates set forth in this offering memorandum.

          We replace our reserves through the acquisition of new producing fields, new exploration of its existing fields, the exploration of new fields, and by “proving up” reserves in existing fields. “Proving up” is the process by which additional reserves classified as “probable and possible reserves” in a producing field are accessed and reclassified as “proved reserves.” We prove up reserves with reservoir management techniques by implementing waterflood and enhanced oil recovery projects. Reservoir management techniques currently used include water injection and drilling of horizontal wells, including producing and injection wells. In addition, technologies such as 3-D seismic process, horizontal and stepout wells, underbalance drilling and reservoir numerical stimulation are also used.

          Transportation and Sales

          In Argentina, we transport our oil and gas production in several ways depending on the infrastructure availability and the cost efficiency of the transportation system in a given location. We use the Argentine oil pipeline system and oil tankers to transport oil to customers. Oil is customarily sold through FOB contracts, and therefore producers are responsible for transporting oil produced from the field to a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is sold at the delivery point of the gas pipeline system near the field, and, therefore, the customer bears the total transportation costs and all risks associated therewith. Oil and gas transportation in Argentina operates in an “open access” nondiscriminatory environment under which producers have equal and open access to the transportation pipelines. The privatization of the pipeline system has led to capital investments in the systems, which have increased their capacity. For the foreseeable future, our oil and gas production is not expected to require increased capacity. In addition, we maintain limited storage capacity at each oil site and at the terminals from which oil is shipped. In the past, these capacities have been sufficient to store oil without reducing current production during temporary unavailability of the pipeline systems due, for example, to maintenance requirements or temporary emergencies.

          As regards production from Block 18 in Ecuador, oil is transported by a system which has a current transportation capacity of 10,000 bbls/d. Such capacity will be increased to 15,000 bbls/d.

          Once Palo Azul Field has been completely developed, a 12” diameter and 35 km oil pipeline will be constructed from the oil treatment plant to Lago Agrio to transport production through the OCP or the SOTE (Sistema de Oleoducto Transecuatoriano) in accordance with the commercial circumstances prevailing at that time.

          Future oil production from Block 31 in Ecuador will be subject to completion of the construction of an oil pipeline that will transport oil production from the northeast region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. We have entered into a transportation agreement whereby a transportation capacity of 80,000 barrels of oil per day was committed. See “Business Overview—Hydrocarbon Marketing and Transportation.”

          During fiscal year ended December 31, 2002, our main customers were PDVSA, Petroperú, Repsol-YPF Trading y Transporte S.A., and Petrobras, which accounted for approximately 16%, 8%, 7% and 6%, respectively, of total consolidated oil and gas sales, calculated on an unhedged basis. Intercompany sales, mainly to the refining business segment, accounted for 28%.

          During 2002, we sold an increasingly higher volume of our production to export markets. In the current Argentine scenario, we, as well as other Argentine energy companies, have sought to optimize export opportunities with a view to capitalizing on domestic and export price asymmetries by effectively encouraging the opening and consolidation of new markets.

          In 2002, oil and gas exports totaled approximately P$787 million or 28.5% of total consolidated oil and gas sales (calculated on an unhedged basis). Of these export sales, approximately 58% and 40% were to Chile and Brazil, respectively.

          We sell most of our gas to Argentine distribution companies such as Camuzzi Gas Pampeana, Camuzzi Gas del Sur and MetroGas S.A., as well as to industrial and power generation companies.

          Competition

          Our oil and gas related businesses are subject to oil price fluctuations determined by the international market conditions. In executing our strategy to expand our oil and gas operations both in and outside of Argentina, we face competition from oil and gas producers throughout the world.

Hydrocarbon Marketing and Transportation

          The hydrocarbons marketing and transportation segment serves to link our energy businesses.

          In the marketing business, we provide oil, gas and LPG brokering services to producing companies who prefer outsourcing oil, gas and LPG sales. This business enables us to position ourselves as a major commercial service provider since it assists clients not only in sales but also in logistics, foreign trade and market knowledge.

          We are engaged in the hydrocarbon transportation business through our interest in Transportadora de Gas del Sur S.A or “TGS,” Oleoductos del Valle S.A. or “Oldelval” and Oleoducto de Crudos Pesados Ltd. or “OCP,” however, OCP’s oil pipeline has not yet commenced operations.

Gas Transportation – TGS

          We have a direct and indirect 35% interest in TGS. TGS is controlled by Compañía de Inversiones de Energía S.A., or “CIESA,” which, together with other companies of our group and the Enron group, owns approximately 70% in TGS. CIESA is owned 50% by us and 50% by Enron Corporation.

          An ownership committee composed of an equal number of our representatives and those of Enron manages the activities of TGS and CIESA. We appoint the chairman of the board and Enron elects the chief executive officer of both TGS and CIESA, who is in charge of the day-to-day operations of each company. In addition, TGS and Enron have entered into a technical services agreement under which TGS pays Enron an annual technical assistance fee equal to the greater of (i) U.S.$3 million or (ii) 7% of the amount obtained after subtracting U.S.$3 million from the net income before financial income (expense) and income taxes. We share in these management fees through an agreement with Enron in which we are reimbursed for any costs associated with any service provided by TGS on behalf of Enron and a percentage of operating income.

          Both Enron and we have a right of first refusal on the transfer of CIESA’s shares, and preferential rights to any shares issued by CIESA. CIESA’s shareholder agreements have provisions that state that if the ultimate parent company of a shareholder changes, such shareholder must offer to sell its shares to the other shareholders. Enron argues that since Petrobras is now our controlling entity, we must offer our shares to them. In response, we have argued that, in fact, Enron Corp. is no longer the controlling entity but that Enron’s lenders are the true controlling entities, and as such, underwent a change in control prior to Pecom. Accordingly, they should offer to sell their shares to us. In 2003, after some correspondence with Enron, we received a letter from its counsel stating that they would be initiating arbitration proceedings. There have been no further developments in this dispute.

          Pursuant to the regulatory framework, gas transportation and distribution rates were established under the Natural Gas Law which provided for the methodology of calculation and adjustment frequency of rates charged to end users by distribution companies. As a result of the reforms implemented under the Public Emergency Law, which, among other things, provided for the conversion into pesos of utility rates and the elimination of indexation of such rates, the gas transportation business currently operates in an uncertain environment (see “Regulation of Our Business”).

          As a result of an abrupt change in rules, CIESA failed to repay corporate notes in the amount of U.S.$220 million and derivative instruments of approximately U.S.$2 million. TGS, CIESA’s subsidiary, announced that it will not be in a position to repay the U.S.$492 million financial debt due 2003. Consequently, TGS started an overall restructuring process of a significant portion of its debt with no principal reductions. The restructuring proposal would have been implemented by means of an out-of-court reorganization agreement, or “Acuerdo Preventivo Extrajudicial” (“APE”), a new structure permitted by the Argentine law. An APE essentially permits a company to restructure its debt pursuant to an agreement with a certain percentage, or the “requisite majority”, of its creditors, as well as an endorsement by the Argentine Court. In May 2003, TGS announced the suspension of principal and interest on its financial debt. As of the date of this Annual Report, TGS has not achieved the requisite majority, based on the proposal it presented to its creditors and is evaluating different courses of actions with the intention of aligning the maturities of its loans to its expected cash flows. In the event no agreement with creditors is reached, financial debts could become due and payable in the short term, with the consequent difficulties in terms of repayment.

          As far as the regulated segment is concerned, TGS, the gas transport licensee in the south of Argentina with an exclusive license due to expire in 2027 (with an option to extend for 10 additional years if certain conditions are met), is the largest transporter of natural gas in Argentina. TGS currently delivers approximately 60% of the country’s total gas consumption through more than 7,400 km of gas pipelines with a transportation capacity of approximately 62.5 million cubic meters per day, substantially all of which is committed under firm long-term transportation contracts. Under these firm transportation contracts, the capacity is reserved and paid for irrespective of the actual use by the customer. Almost all firm capacity of the gas transportation pipelines in Argentina is currently apportioned among gas distribution companies, large industrial customers and gas-fired power plants under firm long-term contracts. Storage capacity in Argentina is not significant.

          The TGS pipeline system connects major gas fields in southern and western Argentina with distributors of gas and consumers of gas in those areas and in Buenos Aires and the greater Buenos Aires area. The service area includes approximately 4.5 million end users (of which approximately 3.1 million belong to the greater Buenos Aires area), which are directly served by distribution companies.

          Since the start of operations in 1992, TGS has made investments for about U.S.$1,200 million, doubling the value of assets at the beginning. As a result of such investment 850 km of gas pipelines were laid in addition to the existing pipelines, and compression power was increased by 58.3% from 339,000 HP in 1992 to 536,720 HP in 2002. Therefore, transportation capacity increased from 42.8 MMm3/d to 62.5 MMm3/d at the end of 2002.

          Gas transportation companies in Argentina operate in an “open access” nondiscriminatory environment under which producers, distributors and certain third parties have equal and open access to the transportation pipelines and distribution system. See “Regulation of Our Businesses—The Argentine Gas Industry and Regulatory Framework.”

          In addition to the natural gas regulated service, TGS, one of the leading processors of natural gas and one of the largest marketers of natural gas liquids, provides other unregulated services in the gas industry, through the General Cerri Complex located near Bahía Blanca, in the Province of Buenos Aires. TGS has two gas processing plants at the General Cerri Complex: an ethane, propane, butane and natural gasoline turboexponder separating plant and a second absorption plant which separates propane, butane and gasoline from the gas transported through the TGS pipeline system, with a gas processing capacity of 43 MMm3/d and a storage capacity of 54,840 tons. During the 2001-2002 period, as a result of the agreements entered into with natural gas producers in the Neuquén basin, TGS managed to restructure the business and became the owner of a portion of the Cerri Complex production. TGS was able to increase, through these agreements, the richness of the gas reaching the complex for processing, and thus minimized the impact of competitive projects.

          TGS provides upstream services in locations that are adjacent to gas fields. Our primary focus is on the treatment and separation of impurities and gas compression for injection into TGS gas pipelines. In such respect, TGS is implementing a strategy designed to become one of the leading upstream service providers in Argentina.

          TGS has a 49% interest in Gas Link S.A., a company engaged in the construction, operation and maintenance of the gas pipeline connecting TGS system and the Cruz del Sur gas pipeline that links Buenos Aires to Uruguay and is likely to be extended to Brazil. Such pipeline is approximately 40 km long, has a current transportation capacity of 1 MMm3/d and started operations in October 2002.

          In addition, through its subsidiary TELCOSUR S.A., TGS started to engage in telecommunication activities and became an important carrier of carriers in its service area.

          The following chart shows statistical information relating to TGS’s business segments for fiscal years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000

Regulated Segment
Total available capacity at year end (in MMm3/d)	62.5	62.5	58.9
Average firm committed capacity (in MMm3/d)	61.4	60.7	57.9
Average daily deliveries (in MMm3/d)	49.4	46.7	49.6
Annual load factor	80%	77%	86%
Unregulated Segment
Liquids total production (in thousand tons)	908.5	822.3	1,004.9
Processing capacity at year end (in MMm3/d)	43	43	43

Oldelval

          Oldelval S.A, or Oldelval,, a company in which we have a 23.1% interest, holds the concession for the transportation of crude oil through 888 km-long oil pipelines with 1,706 km of installed piping, between the Neuquén basin and Puerto Rosales (located in the province of Buenos Aires) for a 35-year period from 1993 with an option to renew for 10 years. Oldelval’s other shareholders are Grupo Repsol-YPF, Petrolera San Jorge, Pluspetrol, Pan American and Tecpetrol.

          The Allen/Puerto Rosales section transportation capacity is of approximately 265,000 bbls/d, with a 173,000 m3 storage capacity.

          In the 2002-2001 period, Oldelval transported approximately 66 million and 73 million of oil barrels, respectively, from the Neuquén basin to the Atlantic coast.

          The applicable laws governing the transportation of hydrocarbons through oil pipelines which are based on the free access notion, assign loading preference quotas to pipeline owners based on their shareholdings.

          Oil transportation rates are set by the Argentine Secretary of Energy.

Oleoducto de Crudos Pesados

          The Government of Ecuador awarded Oleoductos de Crudos Pesados Ltd. (OCP) the construction and operation of the pipeline that will run from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. We hold a 15% interest in OCP. OCP’s other shareholders are Encana, Agip, Perenco, Occidental, Repsol-YPF and Tenco.

          OCP has entered into an engineering, procurement and construction agreement with Techint International Construction Corporation, a renowned leader in the construction of pipelines, to handle the construction of the oil pipeline. The pipeline will be 503 km long, with a transportation capacity of 450,000 barrels of oil per day, of which at least 390,000 barrels per day will be committed to OCP shareholders for transportation of their own production.

          As regards future production from Blocks 18 and 31, in Ecuador, we, through Perez Companc Ecuador, have entered into an agreement with OCP, whereby OCP has committed to transport 80,000 barrels per day, for a

15-year term, as from the start of OCP operations. We, as well as the remaining producers, will pay a “ship or pay” rate, covering, among other items, OCP operating costs and financial services.

          The oil pipeline will run across ecologically sensitive areas. Therefore, it is being constructed under the most stringent technical and environmental protection standards. In order to assess the environmental impact caused by the oil pipeline construction and operation, OCP conducted an environmental impact study, approved by the Undersecretariat of Environmental Protection of the Ministry of Energy and Mines and the Ministry of the Environment of Ecuador, and performed by an interdisciplinary group. The main goals of the study were the following: to assess the impact on each project phase, to ensure that all the stages of the proposed development are compatible with nationally and internationally accepted environmental management practices, to identify regulatory requirements and environmental standards applicable to the project, to identify the project’s socioeconomic impacts and involve local residents so that their inquiries and concerns be taken into account, and to recommend prevention and control measures.

          During 2002 the OCP construction project significantly progressed in spite of the working days lost due to strikes, weather conditions, security issues, some mobilization delays and eruption of El Reventador volcano on November 3, 2002. The volcano phenomenon, related earth movements and the resulting water flows resulted in reengineering and minor changes along the layout in addition to additional works and costs.

          At the end of 2002, the OCP project reached 82% completion.

          The total construction cost of the oil pipeline is estimated at approximately U.S.$1,400 million, to be funded by banking institutions, including commercial credits and issues in capital markets, in an amount of U.S.$900 million, and through capital contributions. To secure compliance with capital payment commitments, in our capacity as shareholder, with OCP financial obligations commitment and with Perez Companc Ecuador commercial obligations commitment, we currently have posted letters of credit in an aggregate amount of U.S.$225 million.

          OCP’s original investment budget amounted to U.S.$1.2 billion. Due to our capital expenditure restrictions, we will not increase our stake in the investment’s increase to U.S.$1.4 billion. Consequently, our interest will be diluted to 8%.

          We and Tenco entered into a put and call option agreement whereby Tenco granted us the irrevocable option to require Tenco to sell us the shares and subordinated debt comprising its 4.2% ownership interest, and we granted to Tenco the irrevocable option to require us to purchase from Tenco the shares and subordinated debt comprising its ownership interest. Both options may be exercised from December 31, 2003 until December 31, 2004. The purchase price will be the sum of the aggregate amount paid by or on behalf of Tenco plus the interest accrued, where the “Tenco Put Option Rate” shall equal 7.5% per annum and the “Pecom Call Option Rate” shall equal 18% per annum. If the option is exercised by Tenco, we will be required to pay approximately U.S.$15 million.

          AGIP may exercise the right to terminate the Initial Shipper Transportation Agreement (ISTA) on June 30, 2003. On May 26, 2003, the shippers received notice from AGIP of its intention to exercise its right to terminate the AGIP ISTA Agreement. If AGIP terminates the agreement, 40,000 barrels of oil per day of their ship or pay commitment will have to be covered either by dividing the pro rata share between the other shippers or by increasing the ship or pay tariff in order to cover OCP debts and debt service. AGIP ISTA’s termination would mean a possible increase of our ship or pay commitment from 80,000 barrels of oil per day to approximately 89,000 barrels of oil per day or an increase of the ship or pay tariff of around 15% to 20%.

Competition

          TGS’s gas transportation business, which provides an essential service in Argentina, faces only limited direct competition. In view of the characteristics of the markets in which TGS operates, it would be very difficult for a new entrant in the transportation market to pose a significant competitive threat to TGS, at least in the short to medium term. In the longer term, the ability of new entrants to successfully penetrate TGS’s market would depend upon a favorable regulatory environment, an increasing and unsatisfied demand for gas by end users, and sufficient investment in gas transportation to accommodate increased delivery capacity from the transportation systems.

          On a day-to-day basis, TGS competes, to a limited extent, with Transportadora de Gas del Norte S.A. for interruptible transportation services and for new firm transportation services made available as a result of expansion projects from the Neuquén basin to the greater Buenos Aires area. Interruptible transportation services accounted for only 3.5% of TGS’s regulated net revenues for 2002. The relative volumes of such services will depend principally upon the specific arrangements between buyers and sellers of gas in such areas, the perceived quality of services offered by the competing companies, and the applicable rate for each company.

          With respect to LPG processing activities, TGS competes with MEGA S.A., which owns a gas processing plant in the Neuquén basin and has a processing capacity of approximately 36 MMm3/d. With the start of operations at such processing complex, early in 2001, the gas from such basin reached TGS Cerri Complex with a low liquid content, accounting for an about 20% drop in production volumes in 2001. In order to mitigate this effect in the year under review, TGS increased the rich gas contribution to the system under agreements subscribed with gas producers at the Neuquén basin and was able to restore LPG production levels at Cerri Complex to levels similar to those recorded prior to the start of MEGA S.A. operations. In addition, a third of this production is marketed abroad and domestic market prices were increased to reach, in terms of dollars, a parity with dollar-based export prices.

Refining

          The refining business is an integral part of establishing a vertically integrated company and enables us to capitalize on our significant hydrocarbon reserves. Refining operations are the necessary link in the business value chain, beginning with crude oil exploration and ending with customer service.

          Our refining operations are located in Argentina and Bolivia. In Argentina we operate our own refinery in San Lorenzo and have a 28.5% interest in Refinería del Norte S.A., or “Refinor.” In Bolivia, as of December 31, 2002, we had a 49% interest in Empresa Boliviana de Refinación, or “EBR.”

Refining Division

          We operate a refinery in San Lorenzo, Province of Santa Fé, strategically located along the main Argentine crude oil pipeline and the product distribution central systems. The refinery capacity is approximately 36,000 barrels of oil per day, enabling us to process a large part of our crude oil production in Argentina.

          The refinery has three atmospheric distillation units, toppings, two vacuum distillation units, a heavy diesel oil thermal cracking unit and an aircraft fuel production unit in which the following products are produced: premium, plus and regular gasoline, jet fuel, diesel oil, fuel oil, kerosene, turpentine and paraffinic solvents, aromatics and asphalts.

          The refinery has two fuel storage and dispatch plants located in the provinces of Santa Fe and Buenos Aires, respectively. At our Dock Sud facilities, in the province of Buenos Aires, crude oil and our by-products are received, stored and dispatched. The refinery has a total storage capacity of 60,000 m3. Crude oil is received from YPF-Repsol pipeline coming from Bahía Blanca and is dispatched to tankers transporting the oil to the San Lorenzo refinery. The refinery has a crude oil reception and dispatch capacity of about 900m3/h. Oil byproducts such as gasoline and diesel oil may be received at this refinery from tankers or directly through poliducts connecting our refinery with all oil companies located at Dock Sud Port. In addition, Puerto General San Martín, located near the refinery on the right bank of the Paraná River with access from the so-called hydroway forming part of the Océano-Santa Fé trunk navigation route, has 3 docks for 250 meter long vessels having 70 thousand ton displacement.

          As of December 31, 2002, we had a commercial network of 113 retail outlets, including 80 gas stations (8 directly operated by us), 18 diesel centers, 5 mobile diesel centers and 10 agro-service centers, located in the provinces of Santa Fé, Buenos Aires, Entre Ríos, Corrientes, Santiago del Estero, Tucumán, San Juan, San Luis, Catamarca, Chaco, Formosa, Salta, Mendoza and Córdoba.

          The following table shows production and sales figures for the Refining Division for fiscal years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,

	2002	2001	2000

Production (thousands of tons)
Virgin naphtha	325	324	324
Diesel oil	499	522	523
Other products	507	527	465
Sales (thousands of tons/m3)
Aromatics (thousands of tons)	67	65	51
Benzene (thousands of tons)	44	45	31
Gasoline (thousand m3)	123	126	134
Diesel oil (thousand m3)	622	743	688
Other medium distillates (thousand m3)	13	24	30
Asphalts (thousands of tons)	43	79	61
Other heavy distillates (thousands of tons)	388	266	229
Paraffins (thousands of tons)	131	97	100
Sales (in millions of constant pesos as of December 31, 2002)
Argentina	629	695	637
Outside of Argentina	369	84	65

Total	998	779	702

          During 2002 our refinery processed an average of 27.1 thousand barrels per day. Crude oil volumes processed accounted for about 72% of the refining capacity.

          As of December 31, 2002, considering statistical data for the last month, we had a market share of approximately 2.9% in the gasoline market, 4.5% in the diesel oil market, 17% in the asphalt market and 13% in the fuel oil market. In addition, our share in the gas oil bunker (IFOs) market for December totaled 48.2% and enabled us to consolidate our leading position in 2002 with an average share of 26.1%.

Refinor

          We have a 28.5% interest in Refinor, which owns the only refinery located in the northern region of Argentina. Refinor’s remaining shareholders are Repsol-YPF Group (50%) and Pluspetrol Exploración y Producción S.A. (21.5%).

          Refinor owns the only refinery located in Campo Durán, Province of Salta, in the northern region of Argentina. Refinor’s refining capacity is approximately 26,000 barrels of oil per day and its natural gas processing capacity is 18.5 million cubic meters per day. Refinor receives crude oil and natural gas from the oil and gas fields located at the northwestern region of Argentina and Bolivia. It has an atmospheric distillation unit, a vacuum distillation unit, a catalytic reformer plant, two turboexpander plants and a compressor plant. Refinor produces diesel oil, fuel oil, gasoline, virgin naphtha, propane, butane, raw gasoline and LPG. It is the first liquefied gas processor in the northern region of Argentina and the second in the country.

          As of December 31, 2002, Refinor had a commercial network comprising 63 gas stations (13 operated by Refinor) located in the provinces of Salta, Tucumán, Jujuy, Córdoba, Santiago del Estero, Catamarca and Chaco. For logistics and distribution purposes, Refinor operates a 1,112 km poliduct that extends from our compression station in Campo Durán (Salta) to Montecristo (Córdoba). Along the pipeline layout product recompression stations are located at Urundel (Salta), Lavallén (Jujuy), Cobos and Piedras (Salta) and Quilino (Córdoba). It supplies the following dispatch plants:

•	General Mosconi (Salta), with a 9,908 m3 storage capacity (fuels).

•	Tres Cerritos (Salta), with a 2,874m3 storage capacity (liquefied gas).

•	Banda del Río Salí (Tucumán), with a 57,508 m3 storage capacity (fuels).

•	Leales (Tucumán), with a 5,054 m3 storage capacity (liquefied gas).

          In addition, the poliduct discharges a large product volume, petrochemical gasoline and liquefied gas at the Terminal Station located at Montecristo (Córdoba), and such products are then dispatched in the area or sent to San Lorenzo, Province of Santa Fé.

          The following table sets forth Refinor’s sales and production for fiscal years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,

	2002	2001	2000

Production (thousands of tons)
Gasoline (thousand m3)	121	125	124
Virgin naphtha (thousand m3)	473	514	459
Diesel oil (thousand m3)	335	368	334
Natural gasoline (thousand m3)	134	137	170
Propane/butane (thousand tons)	287	241	246
Other products (thousand m3)	100	75	71
Sales (thousands of tons/m3)
Gasoline (thousand m3)	122	139	131
Virgin naphtha (thousand m3)	611	619	582
Diesel oil (thousand m3)	374	368	375
Propane/butane (thousand tons)	274	239	242
Other products (m3)	103	75	108
Sales (in millions of constant pesos as of December 31, 2002)
Argentina	420	351	382
Outside of Argentina	409	253	275

Total	829	604	657

          In 2002, Refinor’s share in the motor gasoline and diesel oil markets for sales through our service centers in its influence area (the northeast of Argentina) increased to 33.4% and 27.4%, respectively, representing an increase of 23% and 14%, respectively, compared to 2001. In addition, Refinor reached a 43% share in the diesel oil import market in Bolivia.

Empresa Boliviana de Refinación (EBR)

          We have a 49% interest in EBR. Petrobras is the strategic partner, with a 51% interest.

          EBR owns two Bolivian refineries located in Cochabamba and Santa Cruz de la Sierra, with an estimated maximum production capacity of 48,000 barrels of oil per day. In 2002 an average of 32,500 barrels per day were processed.

          EBR wholly owns Empresa Boliviana de Distribución (“EBD”), a company having a commercial network of 72 gas stations. In 2002 EBD kept on implementing in Bolivia the Integrated Service Stations concept, offering supplemental products, specially focused on first class customer services, product quality and quantity.

Competition

          We compete in Argentina with Repsol-YPF, Shell and Esso, who have a predominant share in this market.

          In Bolivia, EBR has limited competition due to the fact that it accounts for 95% of Bolivia’s total refining capacity.

Petrochemicals

Overview

          The petrochemicals business is an integral part of our strategy of vertically integrating our operations, which we expect will allow us to take advantage of operating synergies and position us as a low-cost provider of hydrocarbons thus contributing to take full advantage of our significant hydrocarbon reserves. Our strategy in this segment is to optimize the refined oil product to polymer. Our petrochemical operations are performed in Argentina and Brazil, through the production of a wide array of products, such as styrene monomer, polystyrene synthetic, rubber, fertilizer and polypropylene, both for the domestic and export markets. A portion of our petrochemical business consists of our 40% interest in Petroquímica Cuyo S.A.

Argentine Operations

          Argentine Styrenics Division

          We are the only styrene and synthetic rubber producer in Argentina. We have a plant at Puerto General San Martín, Province of Santa Fé, with a production capacity of 110,000 tons of styrene per year and 55,000 tons of synthetic rubber per year, and a plant at Zárate, Province of Buenos Aires, with a production capacity of 66,000 tons of polystyrene per year and 14,000 tons of bi-oriented polystyrene per year.

          Our share in the domestic market was the following: styrene 100%, polystyrene 80%, SBR and NBR 70% and 87%, respectively.

          Exports are a significant part of our business. The current trade policy has helped us to consolidate our position in regional markets, especially in Mercosur and in Chile. In 2002, we exported 45%, 70% and 55% of our total sales volumes of styrene, rubber and polystyrene, respectively. With regard to styrene, our position in the Chilean market was further consolidated and we were able to maintain a leading position in the Mercosur region, considering market shares both in Argentina and Brazil. With regard to synthetic rubber, penetration into the Brazilian market increased and reached a 9% share in the SBR emulsion market and a 16% share in the non-tire market, the latter being the market where we currently have an increased presence and share. In addition, in 2002 Pecom maintained NBR rubber presence in non-traditional markets such as Asia. We also entered new non-traditional markets for polystyrene exports such as the United States, Mexico, South Africa, Colombia and Peru. The development of new products and a permanent quality improvement enabled us to introduce bi-oriented polystyrene into extremely demanding new foreign markets such as the European market, the United States and Brazil. In this segment efforts were made jointly with the Cámara Argentina de la Industria Plástica to foster exports of BOPS thermoformed parts to the United States.

          Early in 2002, investments at the new automated polystyrene packing line were completed. Such investments included: expansion of the product warehouse, revamping of the pneumatic transportation system from the plant to the warehouse thus increasing bulk storage capacity by 230 tons and installation of a state-of-the-art automated packing, palletizing and stretching line with a 1,600 bag/hour packing capacity equivalent to 40 tons/hour. With the new facilities, product movement in or from warehouses was eliminated, and the possibility of moisture in the product was minimized. In turn, ergonometric conditions of operating staff were improved, and accidents were prevented by using movement detectors.

          Fertilizers Division

          The Fertilizers Division is engaged in the production of fertilizers at the Campana plant with a production capacity of 190,000 tons/year of urea and 150,000 tons/year of UAN (liquid fertilizer). We are the only producer of liquid fertilizer in the region.

          In Argentina, we hold a share of approximately 30% in the urea market and 83% in the liquid fertilizer market.

          The commercial network operates retail outlets in the provinces of Tucumán, Mendoza, Santa Fé and Buenos Aires supplemented by Service Centers to assist agricultural producers located in Tandil, Chacabuco and Venado Tuerto.

          The following table sets forth production and sales by major product for both divisions for fiscal years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,

	2002	2001	2000

Production (thousands of tons)
Styrene (1)	98	95	110
Synthetic rubber (2)	51	47	55
Fertilizers	190	180	187
UAN	145	110	97
Polystyrene	61	62	65
Bops	6	6	3
Sales (in millions of constant pesos as of December 31, 2002)
Styrene (1)	98	62	94
Synthetic rubber (2)	137	93	98
Fertilizers	253	224	277
Polystyrene and Bops (3)	168	118	159
Other products and services	25	14	24

Total	681	511	652

Export Sales	221	105	144

(1)	Including styrene, propane, propylene and byproducts.

(2)	Including styrene butadiene rubber (SBR) and nitrile butadiene rubber (NBR).

(3)	Net of 24.9 and 22 eliminations.

     Petroquímica Cuyo S.A. (“Cuyo”)

          Cuyo is primarily involved in the production and marketing of polypropylene. We and Admire Trading Company are Cuyo’s main shareholders, with a 40% and 50.5% interest, respectively. Cuyo’s industrial plant, located at Luján de Cuyo in the province of Mendoza, has a production capacity of approximately 100,000 tons/year. The quality and specialization of products have enabled Cuyo to enter international markets and export to several countries in the world, especially to Mercosur member countries and Chile.

          Approximately 88% of the propylene feedstock required for Cuyo’s operations is supplied by Repsol-YPF from its Luján de Cuyo refinery under a long-term contract expiring in 2014.

          Cuyo is a licensee of the Novolen Technology Holding company, a member of the ABB Lumus Group, engaged in the production and marketing of polypropylene. In addition, it maintains transfer, assistance and technology upgrade agreements, allowing it to be a leading company in product applications and to serve the market with world developments in processes and products.

          The following table sets forth Cuyo’s production and sales for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,

	2002	2001	2000

Production (thousands of tons)(1)	84	80	76
Sales (in millions of constant pesos as of December 31, 2002)(1)	199	131	146

(1)	In November 2001, Cuyo discontinued production of polypropylene compounds.

Brazilian Operations

          Our petrochemical operations in Brazil are conducted through our wholly owned subsidiary, Innova. Innova is the first integrated plant in Latin America for the production of ethylbenzene, styrene and polystyrene in one site, located at Triunfo Petrochemical Pole, Rio Grande do Sul, in the south of Brazil. The styrene plant has a production capacity of 250,000 tons per year and the polystyrene plant has a production capacity of 120,000 tons per year. Our styrene and polystyrene plants began commercial operations in January and October 2000, respectively. Copesul, a Brazilian company, supplies the benzene and ethylene feedstock necessary for the production of styrene pursuant to a long-term contract.

          The polystyrene plant uses approximately 110,000 tons of styrene monomer as the raw material to produce two grades of polystyrene (Crystal and High Impact). The remainder is sold mainly in the Brazilian market for the production of synthetic rubber, EPS, polyester and acrylic resins. Innova is the largest styrene producer and marketer in Brazil, with a 48% market share excluding styrene for the production of polystyrene.

          Brazil’s polystyrene market is one of the faster growing markets in the world, with an actual consumption of 295,000 tons in 2002 nationwide. Innova has managed to position itself as the largest polystyrene producer and marketer in Brazil, with a 29% market share.

          The following table sets forth Innova’s production and sales of styrene and polystyrene for the years 2002, 2001 and 2000.

	2002	2001	2000

Production (in thousands of tons)
Styrene	179	165	163
Polystyrene	96	92	22
Sales (in millions of constant pesos as of December 31, 2002)
Styrene	232	99	137
Polystyrene	296	182	92
Other	30	14	4

Total sales	558	295	233

          Competition

          The petrochemical markets in which we compete are highly cyclical, and our results in these businesses are heavily influenced by world market conditions. We are the only producer of styrene and synthetic rubber in Argentina, but compete with other producers, especially those in Brazil. In the fertilizers market, we compete with Profertil S.A., a local producer who owns a plant with a production capacity of approximately one million tons per year and importers such as Cargill, Nidera and Hidro Agri Arg. Profertil is owned by Repsol-YPF and Agrium S.A. In the polypropylene business, Petroken S.A is Cuyo’s main competitor with a production capacity of 180,000 tons per year. Petroken is owned by Repsol YPF and Shell Capsa, a subsidiary of Shell Royal Dutch.

          In Brazil, we mainly competes with Dow Chemical and BASF, who, after expansion of their San Paulo plants in 2001, have a polystyrene production capacity of 190 and 180 thousand tons per year. In addition, Videolar, a Brazilian producer, operates a 120 thousand ton plant in Manaos. Despite the overcapacity installed in Brazil, we do not believe our revenues will be adversely affected, considering the strategic geographical location of our plants and their target markets, in addition to Innova’s low cost producer nature. Based on the above, we believe we will maintain our current market position in the future.

Electricity

          In the electricity business, we are involved in all three industry segments: generation, transmission and distribution. Thus, we are positioned as a major player in the Argentine electricity market.

          We believe that electricity generation allows us to accelerate monetization of our significant gas reserves. Electricity distribution provides us with new growth opportunities, adding value through the sale of power and energy services to end users as well as through the development of cutting-edge technology.

          We conduct electricity generation activities through our Genelba power plant in the province of Buenos Aires and Pichi Picún Leufú hydroelectric complex (“HPPL”) in the Comahue region, on the Limay River, Province of Neuquén. In addition, we have a 9.15% interest in Hidroneuquén S.A., a company controlling 59% of Hidroeléctrica Piedra del Aguila S.A., a hydroelectric complex located on the Limay River, in the Comahue region, in the dividing line between the provinces of Neuquén and Río Negro. We are engaged in the transmission business through our interests in Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. or “Transener” (through Compañía Inversora en Transmisión Eléctrica Citelec S.A., or “Citelec”), Enecor S.A. and Yacylec S.A, and the electricity distribution business through our interest in Edesur S.A. (through Distrilec Inversora S.A., or “Distrilec”).

          The enactment of the Public Emergency Law deeply changed the economic-financial equation of utility companies. The tremendous effect of the devaluation, within a context where revenues remained unchanged as a consequence of the pesification of rates and where financial debts were primarily denominated in foreign currency, affected utility companies’ financial position, results of operations and the cash generation ability required to comply with financial obligations. See “Regulation of Our Businesses—Regulatory framework affecting certain businesses and operations of Pecom.”

The Argentine Electricity Market

          In Argentina, in the early 1990s, within the State-reform general framework, the Argentine government carried out a deep restructuring in the electricity sector to a more decentralized model with greater private sector participation. Up to then, the electricity system was characterized by the inability to meet the requirements of short- and long-term demand and the low service quality standard, all within a framework of a limited financing capacity on the part of the State to make the necessary investments.

          Electricity demand in Argentina has strongly increased over the last few years. Over the last seven years, electricity demand increased at an average compound rate of 3.2%. However, as a sign of the recession, the Argentine economy is currently undergoing, in the year 2002, such upward trend reversed. In 2002, measured as energy sold in the Wholesale Electricity Market, electricity demand decreased approximately 1.8% to 75,799 GWh from 77,184 GWh in the year 2001.

          As of December 2002, installed power generation reached 22,800 MW, which accounted for a growth of approximately 70% as from privatization of electricity services. Within this context, it is worth noting the growth in the installed capacity of non-nuclear thermal power plants and hydroelectric plants. In the case of non-nuclear thermal units, the new plants have substantially increased their operating efficiency on account of the incorporation of cutting-edge technology, such as combined cycles which allowed to reduce the average unavailability of thermal units from 50% to less than 25%. Serving as an integrating link, the system’s transportation capacity increased by 20% between 1994 and 2002. Such improvements in the installed capacity enabled plants to supply a growth in demand of over 50% during the same period, and in addition allowed for the start of exports to neighboring countries.

Electricity Generation

Genelba Power Plant (the Power Plant) and Pichi Picún Leufú Hydroelectric Complex (HPPL)

          Our Genelba Power Plant is a 660MW combined cycle gas-fired generating unit located at the central node in the Argentine electricity network, at Marcos Paz, about 50 km from Buenos Aires. As part of our strategy to increase vertical integration, the Genelba plant allows us to use approximately 2.8MMm3/d of our own gas reserves.

          The Power Plant, which commenced commercial operations in February 1999, has two gas-fired turbines that receive gas through an 8 km duct connected to the transportation system operated by TGS. The electricity produced at the Genelba plant is distributed via the national grid through a connection to Ezeiza transformer station (owned by Transener) and located only 1 km away from the plant.

          The allocation of electricity dispatch to the Wholesale Electricity Market (WEM), whether the electricity is produced for firm contracts or for the spot market, is subject to market rules based on the lowest variable cost of electricity production. See “Regulation of Our Businesses—The Argentine Electricity Industry and Regulatory Framework.” Since the Power Plant uses combined cycle technology for a natural gas-fired power plant, our short-run variable cost is expected to be lower than the cost of other thermoelectric power plants, thus granting the Power Plant significant competitive advantages. Therefore, Compañía Administradora del Mercado Eléctrico S.A., or “CAMMESA,” is expected to dispatch the Power Plant’s generating capacity before that of most other thermoelectric plants, and the Power Plant is estimated to operate at an approximately 75% capacity on a month-to-month basis.

          The development and implementation of the Primary Frequency Response (PFR) operation mode along with the full combined cycle represents a milestone in the Power Plant operation.

          PFR is a control system that allows generation power plants to absorb instantaneous variations in the demand for electric power. Genelba is the first combined cycle power plant in the world whose three turbines operate in the PFR, allowing for significant fuel savings and additional revenues from the provision of this service. Genelba received an international technological innovation award for this development at the Power Gen Europe 2001.

          We have been awarded a 30-year concession beginning in August 1999 for hydroelectric power generation at HPPL’s hydroelectric complex. Our total investment in the construction of the complex was U.S.$131 million. The complex has three generating units with an installed capacity of 285MW. Units 1 and 2 began commercial operations during the third quarter of 1999, and Unit 3 started commercial operations in December 1999.

          Pursuant to the our concession contract and under Section 4 of Law 15,336, as amended by Law 23,164, as from August 2003 we will pay 1% hydroelectric royalties, which will be increased based on a 1% annual scale until reaching a 12% maximum tax rate, on the amount resulting from applying to the energy sold the tariff corresponding to block sales. In addition, we will pay the Argentine government a monthly fee for the use of energy amounting to 0.5% of the amount used in the calculation of the hydroelectric royalties mentioned above.

          As an incentive to constructing the Pichi Picún Leufú hydroelectric plant within the term of the concession and to ensure certain minimum profitability levels needed to make the investment viable, we received P$25 million from the Argentine government (hereinafter called the Fund), which we are required to return to the government at the end of ten years. However, we may keep all or part of such amount if energy prices remain substantially below levels that provide us with agreed-upon returns on our investment. For the purposes of determining whether such amount should be reimbursed or not, a system fixing a support price for the electric power generated by the Hydroelectric Complex and sold at the Wholesale Electricity Market was implemented. Such support price system will be implemented during a ten-year period divided into two five-year consecutive periods as from December 1999. For implementation purposes, an Annual Monomic Support Price (AMSP) of 0.021P$per Kwh and 0.023 P$per Kwh was fixed for the first and second periods, respectively. In order to determine the amount to be reimbursed, annually and during the term mentioned above, the difference between the annual average monomic price for generation at the Complex node and the abovementioned “AMSP,” valued by the energy generated by Complex during such year, will be considered. Taking into account the depressed Complex energy sales prices and price estimates for the remaining period of the first five-year term, and considering that the price support system described above guarantees the viability of our project by providing us with a minimum return on investment, as of December 31, 2002, we recognized P$12 million in income from the Fund. (See Note 8 to our Financial Statements).

          Genelba and HPPL, together, account for approximately 6.7% of the power generated for, and approximately 6.9% of the power used by, the Argentine Electricity System. The joint operation of the generating units minimizes income volatility, capitalizing on the natural barriers existing among the different energy resources used for power generation.

          The following chart details energy generation and sales figures for both plants for fiscal years ended December 31, 2002, 2001 and 2000.

	For the year ended December 31,

	2002	2001	2000

Generation (Gwh)	5,278	4,732	4,869
Sales (Gwh)
Contracted sales	1,569	1,140	1,110
Spot market	4,402	4,152	4,038

Total sales	5,971	5,292	5,148

Sales (in millions of constant pesos as of December 31, 2002)	193	262	271

Piedra del Aguila

          We, through our 9.15% interest in Hidroneuquén S.A., have an indirect 5.4% interest in Hidroeléctrica Piedra del Aguila S.A.

          Piedra del Aguila hydroelectric complex, with a 1,400 MW installed capacity and four vertical axis turbosets, supplies an average of 5,500 GWh of energy per year.

          In June 2003, Piedra del Aguila announced the suspension of principal and interest payments on its financial debt.

Electricity Transmission: Transener, Yacylec and Enecor

Transener S.A.

          We, through our 49.9% interest in Citelec, own a 32.5% interest in Transener. National Grid Company PLC (UK) owns 42.49% of Citelec, with the rest of the ownership held by an investment company. National Grid Company B.V. is the technical operator of Transener. We have signed an agreement with National Grid Company B.V. to collaborate in Transener’s operation.

          We have committed ourselves to divesting our aggregate equity interest in Transener S.A. (under Law Nbr. 24,065 which provides for the Electricity Regulatory framework) upon approval of the transaction of the buying of the shares of Perez Companc S.A. by Petrobras. Such transaction will be subject to supervision by the Argentine regulatory entity for electricity, Ente Nacional Regulador de la Electricidad (ENRE), and must be approved by the Argentine Secretary of Energy. No time limits have been set to effect this divestment.

          Transener is the leading power transmission company in Argentina.

          Under a 95-year concession, which is due to expire in 2088, Transener operates approximately 7,500 km of extra high and high voltage power lines (most of them 500 Kv lines) and 32 transformer stations. This network is the core of the transmission system in Argentina. Transener was awarded an exclusive license for the rest of the term of the original concession to construct, maintain and operate the fourth line of the Comahue-Buenos Aires electricity transmission system, which began operations late in 1999, and consists of 1,292 km of 500 Kv electricity lines.

          Transener operates approximately 90% of the Argentine extra high voltage power transmission system.

          In July 1997, Transener was awarded the exclusive 95-year concession to operate Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A., or “Transba,” which expires in 2091. Transba operates approximately 5,763 km of electricity lines (most of them 32 KV lines) and 76 transformer stations.

          Transener and Transba jointly operate approximately 75% of the Argentine high-voltage power transmission system.

          We have agreed to jointly manage Transener and Transba with National Grid, and to share equally in the management fees received under a management agreement with Transener. In addition, shareholders have a right of first refusal in any transfer of shares. Under the concession agreement, certain shares of Transener are pledged in favor of the grantor as guarantee for the execution of obligations under such agreement.

          Transener generates additional income related to our power transmission services as a consequence of the supervision of the construction and operation of certain assets connected with the Networks and other external services provided to third parties. In this respect, efforts were intensified in connection with the search for opportunities to expand our activities abroad supported by our quality engineering and experienced technical personnel.

          In this respect, the company decided to expand our activities at a regional level and develop a policy designed to introduce the brand into Latin America, through the participation of Transener-Transba in several public tenders and calls for bids in different Latin American countries. Contracts for works, operation and maintenance, inspections, studies and advisory services were subscribed in Paraguay, Uruguay, Brazil, Peru, Venezuela, Ecuador and Colombia.

          In order to meet the commitments arising from two contracts with foreign joint ventures in Brazil, the company Transener Internacional Limitada, with offices in Brasilia, was organized.

          The following chart details the evolution of Transener’s failure rate for fiscal years ended December 31, 2002, 2001 and 2000. The failure rate represents the service quality provided by the company to users. The maximum admissible failure rate under Transener’s concession contract is 2.50 failures per year per every 100 km.

	For the year ended December 31,

	2002	2001	2000

Transener failure rate	0.41	0.83	0.69

          Maintenance of this low failure rate resulted from operating improvements, acquisition of special equipment and agreements with public safety agencies.

          The provisions of the Public Emergency Law have severely affected the economic-financial equation of Transener’s business. Within this framework, Transener publicly announced the suspension of principal and interest payments on all its financial debts. Transener retained an international financial advisor to assist it in developing a restructuring plan for all its banking and financial liabilities.

          Yacylec S.A., or Yacylec, an independent transmission company, was formed by a consortium of construction and engineering companies of Argentina and Europe, including Empresa Nacional de Electricidad S.A. of Spain, Impregilo International Infraestructures N.V. of The Netherlands and Dumez S.A. of France, which currently hold 22.2%, 18.67% and 1.78% of Yacylec, respectively. We have a 22.22% direct interest in this consortium. The consortium operates and maintains the 500 Kv and 280 km-long electric power transmission line from Yacyretá hydroelectric complex to the Argentine national grid under a 95-year concession which expires in 2091. Yacylec is currently in the amortization stage and receives an annual fee as a return on investment for a 15-year term, which ends in 2009. At the end of this period, revenues must be set to cover operation and maintenance until the end of the concession period. Under the concession agreement the ENRE’s approval is necessary to transfer or sell shares that represent up to 49% of the capital stock. If that percentage is higher, a public tender must be called in order to award such shares to the best bidder. Shares cannot be pledged except for a pledge upon certain shares in favor of the grantor.

          Under the shareholders’ agreement, shareholders have a right of first refusal in any transfer of shares.

          Enecor S.A., or Enecor, is an electricity transmission company. We own a 70% interest and Impregilo International Infrastructures N.V. of The Netherlands owns the remaining 30% interest in the company. Enecor has a 95-year concession, expiring in 2088, to construct, operate and maintain approximately 22 km of electricity lines and a 500 Kv/132 Kv transformer station in the province of Corrientes.

          Enecor is currently in the amortization stage and receives an annual fee as a return on investment for a 10-year term, which ends in 2008. At the end of this period, revenues must be set to cover operation and maintenance until the end of the concession period.

          Under the concession contract, certain shares of Enecor are pledged in favor of the province of Corrientes. As a guarantee for amounts owed to Enecor, the province of Corrientes has assigned to Enecor all royalty credits against the Comisión Técnica Mixta de Salto Grande and the funds that belong to the Fondo de Desarrollo Eléctrico del Interior.

          Since October 1999, the province of Corrientes has suspended the payment of the fee. As a consequence, Enecor is enforcing the relevant guaranties.

Electricity Distribution: Edesur

          In 1992, Edesur S.A., or Edesur, was awarded an exclusive license by the Argentine Government to distribute electricity in the southern area of the Federal Capital and twelve districts of the province of Buenos Aires, serving a residential population of approximately 6 million inhabitants and a client portfolio of approximately 2.1 million. The license will expire in 2087 and is extendable for an additional 10-year period. Edesur was created as part of the privatization of the Buenos Aires electricity distribution network. We own 48.5% of Distrilec S.A., or Distrilec, which in turn owns 56.35% of Edesur.

          We and the Enersis/Chilectra group (owned by Endesa S.A. of Spain) are the only shareholders in Distrilec and, under a shareholders’ agreement, each have the right to elect an equal number of directors. The Enersis/Chilectra group had challenged the validity of the shareholders’ agreement in an arbitration proceeding and in September 2002 the International Chamber of Commerce issued a final award in our favor and determined that each group has the right to appoint five directors in Distrilec.

          The unanimous approval of the Board of Directors is necessary for any lien on Edesur’s shares or any merger, reorganization, dissolution or spinoff of Distrilec. Shareholders also have a right of first refusal on any transfer of shares and preferential rights on any new issue of shares.

          Chilectra entered into a 15-year management agreement with Edesur that expires in 2007. Under the agreement, Chilectra receives management fees of U.S.$1 million plus 10% of operating income per year. We are reimbursed for costs incurred by it in connection with the management agreement.

          Under the concession contract, Edesur has a fixed cap on what it may charge each customer for the distribution of electricity to that customer. However, Edesur may pass through to the customer the cost of the electricity purchased, limited only by the pre-adjusted seasonal WEM price. Customers are divided into tariff categories based on the type of consumption required. Under the current regulations, large users may purchase energy and power directly from the WEM. Edesur S.A. charges these large users a wheeling fee for the provision of distribution services. Residential consumers purchase power only from Edesur. These customers are generally daylight and weather sensitive and their consumption of electricity is different in summer and winter. Peak demand occurs in July, when there is the least amount of sunlight, and in January, which is usually the hottest summer month.

          The chart below sets forth Edesur S.A.’s annual power sales for each type of customer for fiscal years ended December 31, 2002, 2001 and 2000.

	Annual sales in Gwh

	2002	2001	2000

Type of consumers
Residential	4,597	4,632	4,502
General	2,439	2,844	2,846
Large users	5,123	5,433	5,249

Total	12,159	12,909	12,597

          During the period since privatization, Edesur made investments of over U.S.$1,200 million and increased the equipment’s average useful life from 17 to 24 years by incorporating new facilities and revamping the existing ones. As a result of such investments, Edesur was able to supply a 12% increase in the number of customers and over a 35% rise in demand and maximum output compared to the first years of operation. In addition, investments enabled to reduce total energy loss through the system, which accounted for 26% of total electricity received in 1992 and currently accounts for 11.6%. In addition, quality of service supplied to customers improved and the number and duration of interruptions declined over 70%. Edesur has added more than 200,000 new customers to its system since 1992. Some of these customers were added as a result of new electricity lines and others who had been receiving electricity outside the system are now fully connected and accurately billed. Edesur has also substantially reduced overdue payments from customers and is implementing more efficient billing and collection practices.

          Based on a functional organization and a prevention approach in the development of our activities, Edesur made significant efforts to consolidate the electricity system structure and incorporate new technologies with a view to meeting the new challenges of an increasingly demanding and competitive market. In order to meet its clients’ new requirements, Edesur took actions geared towards the development of new products and services, while it redesigned the existing ones.

Competition

          We compete with other generators in the WEM, both as regards spot market and contracts (mainly short-term contracts). The price received by us for energy generation is determined by the WEM dispatch marginal cost rules. Electric power generating units currently under construction in Argentina are estimated to add approximately 110 MW of installed capacity in 2003. The impact of this additional generation on the market price and on the results of our electricity segment will depend on Argentina’s demand growth and exports to Brazil.

Discontinued Investments

          Since 1997, we have reorganized our business holdings to concentrate on our core businesses. As a result of the divestitures, we no longer engage in the construction, real estate, telecommunications, oil services, mining, forestry and agro industry businesses.

          The agreements executed in connection with the transfer of Perez Companc’s controlling equity interest granted Petrobras an option whereby, if within 30 days after closing of the sale of our shares, we did not consummate the sale of assets related to the farming, forestry and mining businesses, Petrobras would be entitled, but not obligated, to cause the seller of the Perez Compac shares to acquire such assets in the amount of U.S.$190 million.

          In line with the provisions of the agreements mentioned above, during 2002 we sold the asset portfolio associated with our mining, farming and forestry businesses.

•	In July 2002, we sold to Anglogold our 46.25% indirect equity interest in Cerro Vanguardia S.A., in addition to related assets. The transaction price amounted to U.S.$90 million, and the operation amounted to a P$122 million gain.

•	In September 2002, we sold to Argentina Farmland Investors LLC our 100% equity interest in Pecom Agropecuaria S.A.’s capital stock. The transaction price amounted to U.S.$53 million, accounting for a P$27 million gain.

•	In December 2002, we sold our forestry business assets, including a total area of about 169,000 hectares of forestry land located in the province of Misiones, Corrientes and Buenos Aires and a sawmill with a 90,000 m3/year capacity. The sales price was U.S.$53 million, and we recorded a P$152 million loss, after adjusting the book value of the investment. Transfer of goodwill in connection with forestry/industrial activities in Misiones is subject to the approval of the Argentina Secretary of Competition, Deregulation and Consumer Defense.

          In addition, the following divestments were made:

a)	In April 2002, under an asset swap, we sold to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) our 50% interest in Pecom Agra in the amount of U.S.$30 million, accounting for a P$80 million gain. The parties, in turn, transferred to us a 0.75% interest in Puesto Hernández UTE, in the amount of U.S.$4.5 million, a 7.5% interest in Citelec, in the amount of U.S.$15 million and a 9.19% interest in Hidroneuquén S.A, in the amount of U.S.$5.5 million.

b)	In October 2002, we sold to Sudacia S.A., a company controlled by the Perez Companc family, our 66.67% equity interest in CONUAR, including a 68% interest in Fabricación de Aleaciones Especiales S.A., in the amount of U.S.$8 million. No significant results were recorded for the sale.

          In April 2000, we sold our interest in Servicios Especiales San Antonio S.A., a company engaged in the business of providing production well services to the oil industry in Argentina, Bolivia, Peru and Venezuela, for P$133 million, resulting in a gain of P$103 million.

          In August 1999, we sold our interest in Nortel Inversora S.A., which owned 59% of Telecom S.A., to France Telecom Cable et Radio Cogécom and Telecom Italia for P$827 million, producing a gain of P$554 million before taxes.

          During 1999, we sold our interest in YPF S.A., resulting in proceeds of P$487 million.

          In March 1999, we sold our entire interest in Sade Ingenieria y Construcciones S.A., a company engaged in the construction business. The transaction price was P$131 million and produced a loss of P$24 million. The agreement provides for a preferential commercial relationship for a three-year term, by virtue of which we could obtain a sale price adjustment.

Insurance

          We carry insurance covering “all operating risk” damages, with assets valued at current market replacement cost, limited up to a total of: U.S.$70 million for each and every loss in our oil and gas exploration and production businesses; U.S.$250 million for each and every loss in our styrenics petrochemical businesses; U.S.$200 million for each and every loss in our fertilizers business; U.S.$100 million for each and every loss in our refining and thermoelectric generation businesses; and U.S.$250 million for each and every loss in the hydroelectric generation power plant. In addition, we carry insurance of up to U.S.$100 million for ocean marine third party liability, U.S.$75 million for non-ocean marine third party liability, U.S.$7.5 million for well control costs in Argentine fields, U.S.$1.6 million for wells in Bolivia, U.S.$17.5 million for wells in Ecuador, U.S.$25 million for fields in Venezuela and U.S.$10 million for cargo transportation by sea or river. In addition, we carry insurance for workman’s compensation and automobile liabilities.

          Our coverages include the following different types of deductibles: (1) for property claims in a range between U.S.$500,000 and U.S.$1,000,000, which amounts are determined based on asset valuation, (2) for claims derived from 60-day business interruption (loss of profit), except for the oil and gas exploration and production businesses, (3) in well control costs, based on the well depth, in a range between U.S.$250,000 and U.S.$750,000, and (4) U.S.$200,000 in non-ocean marine third party liability, and U.S.$50,000 in ocean-marine third party liability. Our insurance decisions are based on its requirements and the commercial and market opportunities and they are consistent with, or exceed, market practices for each industry we are engaged in.

          Pursuant to the resolutions adopted by the General Shareholders’ Meeting held on April 4, 2003, the board of directors was authorized to determine the most economically appropriate coverage, including a program of self-insurance covering directors’ and senior officers’ liabilities.

          Our contracts with insurance companies include a “cut through” clause by which the insurance companies irrevocably assign to us the right to collect indemnification monies due for damages directly from the reinsurers (thereby avoiding the insurance entity between us and the reinsurance companies which actually provide the financial coverage for damages). Our reinsurers are required to be rated at least BBB+ by Standard & Poor’s or another international rating agency. Our reinsurers are all currently rated at least “A” by internationally recognized rating agencies.

Environment

Environment, Quality and Occupational Safety

          In 1993, we started to implement our environmental strategy. Since then, environmental protection, employee health and safety and the continuous improvement of our management quality have become part of our strategy as a company, and therefore an integral part of our decision-making process.

          We have issued policies, goals and plans concerning environmental care and control. By means of these policies, we undertake the commitment to ensuring the quality of our products and services, to preserving the environment in which we operate and to the safety and health of our personnel, contractors and neighboring communities.

          Our management considers these policies to be an integral part of our business and, therefore, constitute the framework upon which each business area establishes its annual goals. These policies ratify our commitment to comply with applicable laws and to implement environmental, quality, occupational health and safety management systems.

          The standardized management systems have been the tools chosen by us to ensure the fulfillment of this goal.

          With respect to environmental certifications, we have been a pioneer in Argentina and also a global pioneer in the petroleum sector. Since 1993, we have added more than 80 certifications throughout our various business operations (including sold operations), comprising of the following:

•	Environment, ISO 14001 (41 certifications)

•	Quality, ISO 9001 (23 certifications)

•	Safety and Occupational Health, IRAM 3800 and OHSAS 18001 (21 certifications)

          We have started to integrate our environmental policies with those of our controlling company, Petrobras. The existing synergy between the policies, each based on a sustainable development philosophy, makes this process easier.

          A continuous improvement plan is being implemented, focusing on the following:

•	the redesign of our indicators systems, aimed at risk reduction;

•	the improvement of contingency systems; and

•	the re-evaluation of the risks involved in transportation: pipeline integrity, maritime and overland transportation.

          We are subject to extensive environmental regulation at both the federal and local levels in Argentina and in the other countries in which we operate. We believe that there is no material environmental litigation or administrative action against us. We undertake environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had a material adverse impact on our business. Additionally, we are performing investigation, correction and remediation activities on certain assets due to assumed commitments.

          Environmental and Safety Audit

          In the context of the Company’s goal of continuous improvement in environmental, health and safety management, we have recently hired an international consulting firm for the performance of an environmental and safety audit of all our operations, both in Argentina and in the rest of the countries in which we operate. The purpose of this audit is to identify and propose a technical solution for the situations that might require improvement, correction or remediation, taking into account legal compliance, new legal requirements, and, in absence of local laws, international standards. The report of this audit is expected in the second half of 2003. Based on the results of the audit, we will implement those corrective and remediation measures that are deemed necessary. The costs and investments needed to implement such measures, although not known yet, may have a material impact in our results of operation or financial condition.

Regulation of Our Businesses

          The following section describes certain regulations affecting the Argentine petroleum industry and the regulatory framework affecting certain of our businesses and operations.

The Argentine Petroleum Industry and Regulatory Framework

          The following is a summary of certain matters relating to the petroleum industry in Argentina, including provisions of Argentine laws and regulations applicable to the petroleum industry.

Overview

          The Argentine oil and gas industry operates under the Ley de Hidrocarburos, Law No. 17,319 (referred to as the Hydrocarbons Law), which was adopted in 1967, and the Natural Gas Law No. 24,076, adopted in 1992. The Hydrocarbons Law empowers the federal executive branch of the Argentine government to establish a national policy for the development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand. A new regulatory framework was required in order to respond to numerous changes in the Argentine oil and gas industry after the privatization of YPF and GdE. Pursuant to Law No. 24,145 the Argentine government transferred to the provinces ownership of oil and gas reserves located within their territories. The transfers will be implemented once (i) the Hydrocarbons Law is modified for the purpose stated in the Privatization Law and (ii) the rights of holders of existing exploration permits and production concessions have expired, as applicable. In connection with this legislation, certain issues remain to be resolved with respect to the respective regulatory authority of the federal executive branch and the provinces regarding oil and gas exploration, production and transportation activities.

Exploration and Production

          The Hydrocarbons Law establishes the basic legal framework for the current regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law permits surface reconnaissance of territory not covered by exploration permits or production concessions upon authorization of the Secretary of Energy and with permission of the property owner. Information gained as a result of surface reconnaissance must be provided to the Secretary of Energy, who may not disclose such information for a period of two years, without the permission of the party that conducted the reconnaissance, except in connection with the grant of exploration permits or production concessions.

          The Hydrocarbons Law provides for the grant of exploration permits by the federal executive branch, following submissions of competitive bids. Permits granted to third parties in connection with the deregulation and demonopolization process were granted in accordance with procedures specified in certain decrees, known as the Oil Deregulation Decrees, issued by the federal executive branch. In 1991, the federal executive branch established a program under the Hydrocarbons Law known as the Argentina Exploration Plan pursuant to which exploration permits may be auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unexplored areas up to 10,000 km2 (15,000 km2 offshore), and may have a term of up to 14 years (17 years for offshore exploration).

          In the event that the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder may apply for, and is entitled to receive, an exclusive concession for the production and development of such oil and gas. A production concession vests in the holder the exclusive right to produce oil and gas from the area covered by the concession for a term of 25 years (plus, in certain cases, a part of the unexpired portion of the underlying exploration permit), which may be extended for an additional ten-year term by application to the federal executive branch. A production concession also entitles the holder to obtain a transportation concession for the transport of the oil and gas produced.

          Holders of exploration permits and production concessions are required to carry out all necessary works to find or extract hydrocarbons, using appropriate techniques, and to make the investments specified in such holders’ permits or concessions. In addition, such holders are required to avoid damage to oil fields and waste of hydrocarbons, to adopt adequate measures to avoid accidents and damage to agricultural activities, the fishing industry, communications networks and the water table, and to comply with all applicable federal, provincial and municipal laws and regulations.

          Holders of production concessions, including us, are also required to pay a 12% royalty to the government of the province in which production occurs, calculated on the well-head price (equal to the FOB price less transportation costs and certain other reductions) of crude oil and natural gas produced. The Hydrocarbons Law authorizes the government to reduce royalties up to 5% based on the productivity and location of a well and other special conditions. Any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.

          Exploration permits and production or transportation concessions are subject to termination in the event of certain breaches or defaults of laws or regulations or upon the bankruptcy of the concessionaire. Upon the expiration or termination of a production concession, all oil and gas wells, operating and maintenance equipment and facilities ancillary thereto automatically revert to the Argentine government, without payment to the concessionaire.

Security Zones Legislation

          Pursuant to provisions of Argentine law that restrict the ability of non-Argentine companies to own real estate, oil concessions or mineral rights located within, or with respect to areas defined as security zones (principally areas located on the border of Argentina’s national geographic limits), prior approval of the Argentine government may be required (i) for non-Argentine shareholders to acquire control of us or (ii) if and when the majority of our shares belong to non-Argentine shareholders, for any additional acquisition of real estate, mineral rights, oil or other Argentine government concessions located within, or with respect to, security zones.

Transportation

          The Hydrocarbons Law gives hydrocarbon producers the right to obtain a 35-year transportation concession for the transportation of the oil and gas produced under a production concession. Producers granted transportation concessions remain subject to the provisions of natural Gas Law No. 24.076. The term of a transportation concession may be extended for an additional ten-year term upon application to the federal executive branch. The transportation concessionaire has the right to transport oil, gas and petroleum products and to construct and operate pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of an oil, gas and petroleum product pipeline system. While the transportation concessionaire is obligated to transport hydrocarbons on a non-discriminatory basis on behalf of third parties for a fee, this obligation applies if such producer has surplus capacity available, and after such producer’s own transportation requirements are satisfied. Transportation tariffs are subject to approval by the Ente Nacional regulador del Gas (ENARGAS).

          Upon expiration of a transportation concession, ownership of the pipelines and related facilities is granted to the Argentine government at no cost.

Refining

          Hydrocarbon refining activities by oil producers and other third parties are subject to Law 13,660 and Oil Deregulation Decrees, which provide the basic regulatory framework for these activities in the Republic of Argentina.

          These refining activities are subject to registration requirements established by the Secretary of Energy such as the requirement to register with the registry of oil companies, which is granted on the basis of general and financial and technical standards. Furthermore, liquid fuel retail outlets, points of sale for fuel fractioning, resale to large users as well as supply contracts entered into with each oil company are required to be registered in registers created by the Secretary of Energy.

          Refiners are authorized to freely market their products in the national and export markets and to freely install gas stations identified with its own or third parties’ flag, provided that their own gas stations or those directly operated by oil companies do not exceed 40% of their distribution network.

          Since this regulatory power of the Secretary of Energy is also delegated to the provinces and municipal districts, refining activities must comply with both national and provincial safety regulations. The installation and operation of gas stations must not only comply with technical, safety, quality and equity standards set by the Secretary of Energy, but is also subject to municipal regulation.

Market Regulation

          Under the Hydrocarbon Law and the Oil Deregulation Decrees, the holders of exploitation concessions have the right to freely dispose of their production either through sales in the domestic market or abroad.

          Pursuant to Executive Decree No. 1589/89 relating to the deregulation of the upstream oil industry, companies engaged in oil and gas production in Argentina are free to sell and dispose of the hydrocarbons they produce, and are entitled to keep out of Argentina up to 70% of the foreign currency proceeds they receive from crude oil and gas sales, being required to repatriate the remaining 30% through Argentine exchange markets. During 2002, many controversies arose among producers and the authorities regarding the enforceability of the right to freely dispose up to 70% of foreign currency. Such controversies were even subject to legal suit, and many federal judges have pronounced on and recognized the prima facie validity of producers’ rights. In December 2002, we filed with a federal court of the Province of Santa Cruz, a temporary injunction against the national executive branch, requesting the maintenance of the status quo that allows us to freely dispose of up to 70% of our export proceeds. This right was prima facie admitted by the court. On December 31, 2002, Executive Decree 2703/02, effective as of January 1, 2003 was enacted. This Decree declared the right to dispose of 70% of foreign currency, but had no provisions related to such right during 2002. In order to avoid any uncertainty regarding the application of this right to 2002, in February 2003, we filed a civil action of certainty, requesting that the court recognize our right to freely dispose up to 70% of our foreign proceeds in 2002, based on the effectiveness of Decree 1589/89.

          The Hydrocarbon Law authorizes the federal executive branch to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the federal executive branch finds domestic production to be insufficient to satisfy domestic demand. In the event the federal executive branch restricts the export of oil and petroleum products or the free disposal of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price, in the case of crude oil and petroleum products, not lower than that of similar imported crude oil and petroleum products and, in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34 deg.

Taxation

          Holders of exploration permits and production concessions are subject to federal, provincial, and municipal taxes and regular customs duties on imports. The Hydrocarbon Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels. Permit holders and concessionaires must pay an annual surface tax based on area held.

          On January 6, 2002, the Argentine congress enacted the Public Emergency Law. Pursuant to the Public Emergency Law, all foreign-denominated bank deposits were converted into peso-denominated bank deposits at a P$1.4 per dollar exchange rate, and all dollar-denominated debts with Argentine financial institutions were converted into peso-denominated debts at a one-to-one exchange rate, among other things.

          Under the Public Emergency Law, congress delegated the power to issue secured government bonds to the federal executive branch in order to compensate for the effect of pesification and to ameliorate the situation of financial institutions. The Public Emergency Law established a five-year export tax on hydrocarbon exports as security for these bonds, and empowered the federal executive branch to establish the applicable tax rate. By Decree No. 310/02, the federal executive branch determined that the applicable tax rate would be 20% on crude oil and 5% on petrochemical and oil by-products. On May 13, 2002, by Decree 809/02 the federal executive branch temporarily extended the 20% export tax to other hydrocarbon exports, such as petrochemical and oil by-products, stating that the 20% export tax applicable to LPG exports will be reduced to 5% on October 1, 2002. Resolution 526/2002 also reduced to 5% the export rate applicable to diesel oil.

          By Decree No. 652/02, the Federal Executive Branch ratified a diesel supply stability agreement, which was executed on April 19, 2002 among hydrocarbon manufacturers, refining companies and the federal administration. Under this agreement, refining companies agreed to supply the domestic market with diesel at a certain maximum price until July 31, 2002; hydrocarbon manufacturers agreed to supply local refineries with the same amount of crude oil that they had supplied in the first quarter of 2002, plus an additional amount (with a fixed price and exchange rate), until July 31, 2002; and the Federal Administration, in turn, agreed to allow companies to offset the amount of any penalties and fines imposed for nonperformance under the agreement against the export duties payable by them, and further agreed to allow companies to offset any differences between the fixed price and the rate of exchange set forth in the agreement and the ones in force in the market. The parties also agreed that, if the fixed price and exchange rate at which manufacturers have agreed to sell their products to refineries exceeds a certain limit, either party may request that the agreement be renegotiated. If no agreement is reached in this respect, then the agreement may be terminated. Decree 652 has been extended by means of Decrees Nos. 1912/2002 and 704/2003 until March 31, 2003.

          In January 2003, at the Federal Executive’s request, hydrocarbon producers and refineries executed an agreement in connection with crude oil, gasoline and diesel oil price stability, effective until July 31, 2003. Such agreement provides for crude oil deliveries to be invoiced and paid based on a WTI reference price of 28.5 U.S.$/bbl. Any positive or negative difference between the actual WTI (not exceeding 36 U.S.$/bbl) and the reference price will be paid out of any balance generated in periods where the WTI actual price is below 28.5 U.S.$/bbl. Refineries, in turn, will reflect the crude oil reference price in domestic market prices.

          Under Resolution 76/2002, royalties on oil exports should be fixed taking into account the seller exchange rate of Banco de la Nación Argentina on the day before the royalty is liquidated. Any royalties already paid to the provinces corresponding to the period from December 2001 to March 2002 must be recalculated taking the aforementioned provisions into consideration.

The Argentine Gas Industry and Regulatory Framework

          The following is a summary of certain matters relating to the gas industry in Argentina, including provisions of Argentine laws and regulations applicable to the gas industry.

Background

          From 1946 to December 1992, the integrated system of transportation and distribution of natural gas in Argentina was under the exclusive control of GdE and its predecessors. In 1992, the Natural Gas Act and related decrees of the federal executive branch were passed providing for the privatization of GdE. The Natural Gas Act and the related decrees provided for, among other things, the transfer of substantially all the assets of GdE to two transportation companies and eight distribution companies. The transportation assets were divided into two systems on a geographical basis, the northern and southern area pipeline systems, designed to give both systems access to gas sources and to main centers of demand, including the greater Buenos Aires region. The distribution assets were also divided on a geographical basis.

          A majority stake in each of the ten companies was sold to private bidders through a public tender process. Each consortium of bidders was required to be qualified on the basis of technical merit, including having a consortium participant with previous experience as an operator of gas transportation or distribution facilities. Accordingly, each consortium included one or more significant international operators.

          The Natural Gas Act and related decrees granted each privatized company a license to operate the transferred assets, established a regulatory framework for the privatized industry based on open, non-discriminatory access, and created Ente Nacional Regulador del Gas, ENARGAS, to regulate the transportation, distribution, marketing and storage of natural gas. The Natural Gas Act also provided for the regulation of well-head gas prices in Argentina for a period of between one and two years beginning on June 1992 with prices to be deregulated no later than June 1994. Pursuant to a subsequent Decree, gas prices were deregulated as of January 1, 1994. Since the deregulation, prices have risen with variances based on the basin and the season of the year.

Regulatory Framework

          Natural gas transportation and distribution companies operate in an “open access,” nondiscriminatory environment under which producers, large users and certain third parties, including distributors, are entitled to equal and open access to the transportation pipelines and distribution system in accordance with the Natural Gas Act, applicable regulations and the licenses for privatized companies. In addition, a regime of concessions under the Hydrocarbons Law is available to exploitation concessionaires to transport their own gas production.

          The Natural Gas Act prohibits gas transportation companies from buying and selling natural gas. Additionally, gas producers, storage companies, distributors and consumers who contract directly with producers may not own a controlling interest (as defined in the Natural Gas Act) in a transportation company. Furthermore, gas producers, storage companies and transporters may not own a controlling interest in a distribution company; and no seller of natural gas may own a controlling interest in a transportation or distribution company (unless such seller neither receives nor supplies more than 20% of the gas received or transported, on a monthly basis, by the relevant distribution or transportation company).

          Contracts between affiliated companies engaged in different stages in the natural gas industry must be reported to ENARGAS. ENARGAS may disapprove such contracts only if it determines that they were not entered into on an arm’s-length basis.

ENARGAS

          ENARGAS is an autonomous entity which functions under the Ministry of Economy of Argentina and is responsible for a wide variety of regulatory matters, including the approval of rates and rate adjustments and transfers of controlling interests in the distribution and transportation companies. ENARGAS is governed by a board of directors composed of five full-time directors who are appointed by the federal executive branch subject to confirmation by the congress.

          ENARGAS has its own budget which must be included in the Argentine national budget and submitted to congress for approval. ENARGAS is funded principally by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, allocated proportionately to each regulated entity.

          Conflicts between two regulated entities or between a regulated entity and a third party arising from the distribution, storage, transportation or marketing of natural gas must first be submitted to ENARGAS for its decision. ENARGAS’s decisions may be appealed through an administrative proceeding to the Ministry of Economy or directly to the federal courts.

Rate Regulation

          Overview. Due to the enactment of the Public Emergency Law and the other emergency measures taken by the Argentine government in early 2002, the regulation of rates for public services, including gas transportation and distribution services, has changed dramatically. The rapid implementation of these changes in rates has resulted in conflicting laws. Although the rate regulations described below are still in effect, in practice they have been superceded by the new regulations described under “—Other Regulatory Developments.” We cannot assure you what regulatory scheme will ultimately be implemented by the Argentine government once it acts to conform the conflicting regulations.

          The Natural Gas Act regulates the rates for gas transportation and distribution services, including those of TGS. Pecom has a 35% direct and indirect interest in TGS. Under the TGS license, TGS is permitted to adjust rates (i) semi-annually to reflect changes in the U.S. Producer Price Index and (ii) every five years in accordance with efficiency and investment factors to be determined by ENARGAS. In addition, subject to ENARGAS’s approval, rates may be adjusted from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to TGS, and for objective, justifiable and non-recurring circumstances.

          The Natural Gas Act provides that the tariffs for natural gas charged to end users by distribution companies shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area through the distribution system; and (iii) the distribution tariff. The rates of TGS are expressed in U.S. dollars and are adjusted every five years in accordance with efficiency and investment factors determined by ENARGAS. The ratemaking methodology contemplated by the Natural Gas Act and the TGS license is the “price-cap with periodic review” methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

          Rate Adjustment Proceedings. Under the terms of the TGS gas transportation license, TGS could increase rates semi-annually based on the U.S. producer price index. In January 2000, ENARGAS, TGS and the other gas transportation and distribution companies agreed to postpone the PPI adjustment scheduled for January 2000. In August 2000, Decree No. 669/00 was issued which (i) allowed TGS to bill its customers retroactively for the January 2000 PPI rate adjustment over a 12-month period and (ii) postponed any further PPI rate adjustments until July 2002. Decree No. 669/00 allows TGS to bill its customers retroactively for these postponed PPI rate adjustments beginning in July 2002. Decree No. 669/00 also allows TGS to add an interest charge to its bills in order to compensate it for the delay in billing these PPI rate adjustments.

          In late August 2000, a court proceeding was commenced which challenged the legality of Decree No. 669/00, claiming that the PPI rate adjustments contradict the Convertibility Law. The court suspended the application of Decree No. 669/00 and, subsequently, ENARGAS notified TGS that it should not apply any PPI rate adjustments until the court proceeding is resolved. As a result of the enactment of Public Emergency Law, which provides for the elimination of the indexing of utility rates, the conversion into pesos of utility rates and the renegotiation of the applicable tariffs to public services between the Argentine government and Argentine utility companies, we do not expect that Decree No. 669/00 will be upheld or that TGS will ultimately be able to retroactively bill its clients for these PPI rate adjustments. (See “Other Regulatory Development”.)

The Argentine Electricity Industry and Regulatory Framework

          The following is a summary of certain matters relating to the electricity industry in Argentina, including provisions of Argentine laws and regulations applicable to the electricity industry.

Background

          Prior to 1991, virtually all of the electricity supply industry in Argentina was controlled by the public sector. Inefficient management and inadequate capital expenditures under that regime had resulted in deterioration of the physical equipment, quality, poor financial condition and high rates for poor service.

          Accordingly, the Argentine government enacted Presidential Decree No. 634/02 in March 1991, and Congress enacted Law No. 24,065, known as the Regulatory Framework Law, in January 1992, establishing guidelines for the restructuring and privatization of the electricity sector within the framework of Law No. 23,696. The new regulatory framework of the sector established as separate areas the generation, transportation and distribution of electricity, and adopted separate regulatory regimes for each.

          The privatization process began in February 1992 with the sale of several large thermal generation facilities previously operated by SEGBA and has continued with the sale to the private sector of transmission and distribution facilities, as well as additional thermoelectric and hydroelectric generation facilities.

Regulatory Framework

          Overview

          The Secretary of Energy regulates electric power supply and grants and controls electricity sector concessions at the national level through the National Directorates for Coordination and Regulation of Prices and Rates and for Electricity Planning. The Federal Board of Electric Power, made up of representatives from each province, is an advisory body to the Secretary of Energy, which coordinates policies for the electricity sector. The

Ente Nacional Regulador de la Electricidad, or ENRE, is an autonomous body which reports to the Secretary of Energy and has overall supervisory power in the electricity industry. It is managed by a board of five members selected by the federal executive branch, two of which are individuals from a list proposed by the Federal Board of Electric Power. The members of the board of directors of ENRE are not allowed to have any economic interest in the areas under their jurisdiction.

          ENRE’s purpose is to pursue the objectives set out in the Regulatory Framework Law and provide regulations regarding security, standard quality of service and procedures for technical areas such as metering and interpretation. Accordingly, ENRE’s specific duties, among others, include: (i) establishing a tariff collection mechanism; (ii) establishing the criteria and conditions for awarding concessions; and (iii) safeguarding public safety, environmental protection and property rights relating to the construction and operation of generation, transmission, and distribution facilities.

          ENRE has mandatory jurisdiction over all disputes between generators, transmitters and distributors in matters relating to the public supply, distribution and transportation of electricity. If ENRE becomes aware of practices that are inconsistent with the Regulatory Framework Law, and other regulations it is empowered to notify the interested parties, hold hearings and take the appropriate authorized action. In particular, ENRE can apply penalties for non-compliance with the Regulatory Framework Law and initiate and pursue legal actions to ensure compliance therewith. Appeals to ENRE’s decisions may be filed directly before the Secretary of Energy and the courts.

          ENRE is required to prepare an annual budget and to submit it to the regulated entities for approval. These regulated entities are required to pay a fee to ENRE on the basis of the approved budget and their respective share in the total gross profit of all regulated entities. In addition to revenues from regulated entities from this fee, ENRE is entitled to retain cash from fines and seizures.

Structure

          Under the current regulatory structure, generation of electricity in Argentina is organized as a competitive market, the Wholesale Electricity Market, or WEM, in which independent generators sell the power they produce to other generators, distribution companies, large scale users and into the spot market. Transporters, in contrast, are obliged to permit third parties to have access to any available transmission capacity, but are not themselves authorized to buy or sell electricity, and are entitled to charge a toll for the provision of transmission services. Distributors are also regulated through the establishment of rates and specifications for quality of service. They are required to satisfy demand in their markets and, as long as they have any distribution capacity available, they have to permit large scale users who have purchased electricity from a different source to transmit such electricity through their network. Large scale users include (i) major large users, meaning, consumers with a demand of at least 1.0 MW of electricity who are willing to execute contracts with a duration of at least one year and who purchase electricity through contracts that require that the suppliers meet at least 50% of their demand, and (ii) minor large users, that is to say, consumers with a demand between 0.1 MW and 2.0 MW of electricity who are willing to execute contracts with a duration of at least two years and who purchase electricity through contracts that require that the suppliers meet 100% of their demand.

Management and Operations of the WEM

          The activities of participants in the WEM are governed by the terms of the Regulatory Framework Law. Additionally, CAMMESA was specifically created by the federal government to perform the necessary administrative functions of the WEM. CAMMESA’s capital stock is distributed equally among the entities representing generation companies, transmission companies, distribution companies, large scale users and the Secretary of Energy, each of which has the right to nominate two of CAMMESA’s directors. The Secretary of Energy has a veto right over the decisions taken by CAMMESA. CAMMESA’s operating costs are covered by mandatory contributions made by all the members of the WEM. CAMMESA does not itself buy or sell electricity.

          In addition to the national structure of the WEM, medium-voltage transmission and distribution of electricity (except in the City of Buenos Aires, the greater Buenos Aires area and the city of La Plata) are also subject to provincial regulation. In particular, provincial governments may, in certain cases, forbid the direct sale of electricity to large scale users within their own jurisdiction. Large scale users connected to the national interconnected system (described below), however, cannot be prevented from purchasing electricity directly from generators.

Dispatch

          The dispatch of generating units into the WEM is managed by CAMMESA based on the short-run marginal cost of each unit on the system. CAMMESA defines the marginal cost of thermoelectric generating units for dispatching purposes as the cost of fuel delivered (natural gas, fuel oil, diesel oil or coal) for such unit to produce 1kWh. The marginal cost of hydroelectric plants with reservoirs that are overflowing is determined by a model that takes into account existing reservoir levels and projected hydroelectrical conditions for the subsequent six months. The marginal cost associated with flow-through hydroelectric generating units is zero, meaning that such units are the first to be dispatched.

          Generation companies advise CAMMESA on a weekly basis of their anticipated available energy and other relevant information such as fuel type, price and anticipated consumption. CAMMESA then ranks each generating unit according to that unit’s marginal costs, taking into consideration the minimum operating load needed to keep generating units on line and expenses incurred in shutting down and restarting generating units. Based on this ranking, and in order for CAMMESA to obtain the lowest overall system cost, generating units are dispatched to the network successively from the lowest cost generating unit to the highest cost generating unit until the demand for electricity is met. CAMMESA is responsible for administering all transactions through the WEM, but is not involved in actual settlement of transactions between generators, distributors and large users that have entered into either long-term and medium-term contracts.

          CAMMESA makes optimum dispatch arrangements without taking into account the existence of long-term and medium-term agreements between generators, distributors and large scale users. CAMMESA also administers an option market in which generators may enter into option contracts known as cold reserve contracts. Finally, CAMMESA coordinates the dispatching of generators in the spot market.

Generation

          Power plants in Argentina are classified by the type of energy source used—hydroelectric, nuclear and thermoelectric (gas, fuel oil, diesel oil or coal). Power plants are also classified by capacity, defined as the net output the station is capable of sustaining for an indefinite period without causing damage to the station (“declared net capacity”).

Transmission

          In Argentina, bulk transfer of electricity is achieved by means of the national interconnected system, or NIS, which consists mainly of overhead lines and substations and covers approximately 90% of the territory of Argentina. The cost of transmission is charged to generators, distributors and large users. The transportation cost is made up of a variable charge corresponding to the energy transmitted across the system, and a fixed charge for (1) connection to the system, (2) transformation and (3) transmission capacity. Transmission companies operate as common carriers and must provide open access to all generation companies. Transener’s rates are set by the concession contract and are to be subject to revision by ENRE. The law provides that services provided by transmission companies must be offered at fair and reasonable rates which yield sufficient income to meet reasonable operating costs applicable to service, taxes, depreciation and a reasonable rate of return. The rate of return should bear a relationship to the degree of operating efficiency of the business, and should be similar, as an industry average, to that of other domestic or international activities of similar or comparable risk. The rates that Transener may charge have been modified by the Public Emergency Law as described below under “—Other Regulatory Developments.”

          Since the beginning of the second tariff period, Transener’s income from transportation capacity and connection has been reduced annually through the application of an efficiency ratio established by ENRE.

Distribution

          Electricity is transferred from the NIS supply points to consumers by means of distribution systems consisting of a widespread network or overhead lines, underground cables and substations having successively lower voltages (220 kV and below). In general, electricity users in Argentina are the users of the distributor within whose area of distribution the premises of such consumer are located. Each user is charged in accordance with the applicable tariff. Distributors’ charges seek to recover the various costs associated with supply, including the electricity purchase costs and transmission and distribution charges. In accordance with Law No. 24,065, and in the case of transmission companies, services provided by electricity distributors must be offered at fair and reasonable rates which yield sufficient income to meet reasonable operating costs applicable to service, taxes, depreciation and a reasonable rate of return. The rate of return should bear a relationship to the degree of operating efficiency of the business, and should be similar, as an industry average, to that of other domestic or international activities of similar or comparable risk. Similarly, distributors are required to include a representative figure for the acquisition cost of electricity from the WEM in the electricity sales price to end-users.

          Each distributor operates in accordance with a concession agreement executed between itself and the Argentine Government, which provides for, among other things, the area of its concession, the quality of service that it is required to provide, the tariffs it is permitted to charge and its obligation to satisfy demand. ENRE monitors compliance by the distributor with the provisions of the concession agreement and the regulatory framework and provides a mechanism for public hearings at which complaints against the distributor can be heard and resolved.

Rate Adjustment Method

          Under the terms of the concession contract, the rate adjustment structure applicable by Edesur is calculated in U.S. dollars but stated in Argentine pesos, taking into account the rate for conversion into Argentine pesos provided for in section 3, Decree 2128/91, containing the regulations under Law 23,928. Distribution Costs are adjusted on an annual basis and, among other things, are subject to the application of the U.S. wholesale price index for industrial products. Law 21,561 provided for the elimination of clauses allowing for the indexation of utility rates based on price indexes of other countries, and the prices and rates derived therefrom have been stated in Argentine pesos at the exchange rate of P$1 = U.S.$1.

          Under Decree 293/02, the Ministry of Economy is required to renegotiate utility concession contracts, such as electricity distribution and marketing contracts. Edesur is currently renegotiating its own contract.

          On the other hand, Resolution ME N38/2002 provided for the suspension of the five-year rate review that had to be submitted by Edesur to the ENRE for approval on account of the aforementioned contract renegotiation process, and ordered the regulatory authorities not to make any decision or perform any action that may directly or indirectly have an impact on utility prices and rates.

Other Regulatory Developments

          The Public Emergency Law established that in the case of contracts related to public services and public service projects, clauses setting forth the price of such public services and public service projects in U.S. dollars or other foreign currencies, and escalator clauses based on foreign price indexes or any other indexation mechanisms, are no longer valid. Prices and tariffs resulting from those clauses must be converted into pesos at a P$1 = U.S.$1 parity. Pursuant to such law, the Argentine National Executive Power is authorized to renegotiate the terms of these contracts. The criteria for such renegotiation must take into account:

•	the impact of tariffs on economic competitiveness and income distribution;

•	the quality of the service and capital expenditure programs, in case they were established in the contracts;

•	interest of the customers and accessibility to the services;

•	the safety of the systems; and

•	the company’s profitability.

          On February 12, 2002, the National Executive Power issued Decree 293/2002, putting the Ministry of Economy in charge of the renegotiation of contracts related to public works and public services and creating a Renegotiation Commission, the members of which (among them a representative of customers) were appointed, through Decree 370/2002, to assist the Ministry of Economy. The Ministry must submit a renegotiation proposal or a rescission recommendation to the National Executive Power within 120 days of February 15, 2002. Such proposal or recommendation will then be submitted to congress for analysis.

          The Ministry of Economy has begun talks with companies performing public services and public service projects. It is not possible to predict at this stage the consequences that such talks will have on companies of the type described above. In this context, Resolution No. 38/2002 of the Ministry of Economy has instructed Supervising Agencies to suspend the reviews of electricity and natural gas rates, which had started to take place, but this suspension does not extend to the seasonal adjustments defined by the Secretary of Energy for manufacturers. Resolution No. 75/2002 has already approved the seasonal adjustments for the electricity market for the period from May 1-October 31, 2002.

          Finally, the following items are not subject to “Pesification” provisions under the Public Emergency Law and Decree No. 214: (a) natural gas transportation utility rates, where natural gas is to be exported; (b) transportation service agreements involving gas to be exported; and (c) sale agreements for natural gas to be exported, where the price was originally established in foreign currency (these are to be billed and paid for in U.S. dollars, at a rate of P$1 = U.S.$1).

C. Organization Structure

SUMMARY DIAGRAM OF OUR MATERIAL SUBSIDIARIES AND AFFILIATES

D. Property, Plants and Equipment

          We have freehold and leasehold interests in various countries in South America, but there is no specific one that is individually material to our company. The majority of our property, consisting of oil and gas reserves, service stations, refineries, petrochemical plants, power plants, manufacturing facilities, power distribution systems, stock storage facilities, gas pipelines, oil and gas wells, pipelines and corporate office buildings, is located in Argentina. We also have significant interests in crude oil and natural gas operations outside Argentina in Venezuela, Ecuador, Bolivia and Peru, a gas pipeline under construction in Ecuador, two refineries in Bolivia, and a petrochemical plant in Brazil. For more a more detailed description of our property, plants and equipment, including information on our oil and gas reserves and production, see “—Item 4.B. Business Overview.”

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          In addition to the management discussion below, you should carefully read our consolidated financial statements and selected financial data included elsewhere in this Annual Report for additional financial information about us.

          We prepare our financial statements in accordance with Argentine GAAP. Argentine GAAP differ in certain important respects from U.S. GAAP. Notes 18 and 19 to our financial statements describe the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Introduction; Presentation of Operating and Financial Review and Prospects

          We are a holding company whose only asset is our 98.21% equity interest in Pecom common stock. We acquired control of Pecom on January 25, 2000 as a result of the completion of an exchange offer of our Class B shares for 69.29% of Pecom’s common stock. See Note 12 to our Financial Statements for further information relating to our exchange offer. Prior to January 25, 2000, our only asset was our minority interest in Pecom. As of December 31, 1999, we owned 28.92% of Pecom’s capital stock.

          Because we had no business operations prior to January 25, 2000 and we have no consolidated financial information for any period prior to January 25, 2000, for purposes of comparability we have based our discussion of our results of operations below using the following financial data:

•	Consolidated income statement data for Perez Companc for the year ended December 31, 2002;

•	Consolidated income statement data for Perez Companc for the year ended December 31, 2001; and

•	Consolidated pro forma income statement data for Perez Companc for the year ended December 31, 2000, assuming that the exchange offer had been consummated on January 1, 2000.

          For the year ended December 31, 2000, Perez Companc’s consolidated net income on a pro forma basis was P$604 million compared to Pecom’s consolidated net income of P$618 million, resulting primarily from a P$11 million charge for minority interest in Pecom.

Overview

          We are an integrated energy company engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation, transmission and distribution and hydrocarbons marketing and transportation. We conduct operations in Argentina, Bolivia, Brazil, Ecuador, Peru and Venezuela. Our long-term strategy is to grow as an integrated energy company in Latin America, working toward international expansion.

          Our most significant affiliates are:

•	CIESA, in which we have a 50% interest, which owns 55.3% of TGS, the natural gas pipeline licensee in the south of Argentina;

•	Distrilec, in which we have a 48.5% interest, which owns 56.4% of Edesur, an electricity distributor that operates in the Buenos Aires metropolitan area; and

•	Citelec, in which we have a 49.9% interest, which owns 65% of Transener, which operates the Argentine national electricity grid.

Factors Affecting Our Consolidated Results of Operations

Economic and Political Developments in Argentina

          We are an Argentine corporation, and our only significant asset is our 98.21% interest in our operating subsidiary, Pecom Energía S.A. Pecom is an Argentine corporation with 50% of its total assets, 62% of its net sales, 59% of its combined crude oil and gas production and 46% of its proven oil and gas reserves located in Argentina as of December 31, 2002. Fluctuations in the Argentine economy and government actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and might be affected by inflation, interest rates, quotation of the peso against foreign currencies, price controls, regulatory policies, business regulations, tax regulations and in general by the political, social and economic scenario in and affecting Argentina.

          The Argentine economy has been mired in a severe economic recession that began in the second half of 1998. Argentina’s GDP has fallen every year since then, 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001, culminating in a decrease of 10.9% in 2002. In 2002, the peso was devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 118.2% and in the consumer price index of 41%.

          Our financial results have been negatively impacted by drastic political and economic changes that took place in Argentina in 2002. The decrease in industrial output led to decreased demand for energy products in Argentina, particularly for petrochemical and refined products. Consumption in the domestic market of gasoline and diesel oil decreased 12.5% and 8.4%, respectively. Domestic market of other products, such as styrene and polystyrene dropped 13% and 16%, respectively. In addition, in 2002, measured as energy sold in the WEM, electricity demand decreased approximately 1.8%.

          Because the political and economic environment is currently in flux, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods.

          Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors contained in this annual report. The most important factors affecting our results of operations were the following:

•	Argentine peso devaluation:

The marked and continued peso devaluation during 2002 adversely affected our results and financial position. Considering the significant foreign currency net borrowing position, in 2002 the peso devaluation accounted for a P$8,323 million net loss. Almost 100% of our financial debt and a significant portion of our affiliates’ debt is denominated in U.S. dollars. Simultaneously, the peso devaluation accounted for a significant increase in interest on foreign currency financial debt.

Before enactment of the Public Emergency Law, our cash flow, usually denominated in dollars or dollar-adjusted, provided hedging against exchange rate risks. The new Argentine regulatory framework, however, limited our ability to mitigate the impact of the peso devaluation. In such respect, pesification of utility rates, regulatory issues related to renegotiation of pesification utility rates, new taxes on hydrocarbon exports and the implementation of regulations to prevent a rise in prices to final users in the domestic market had a significant impact.

Notwithstanding the above restrictions, as from the second semester of 2002, domestic prices of the main commodities recovered in line with export prices. In addition, in 2002 we aggressively pursued a trade policy of opening and consolidating export markets to capitalize on domestic and export price asymmetries. Based on the above strategies and the solid positioning of our foreign operations, whose cash flows are primarily denominated in U.S. dollars, in the medium term our operating cash flow’s peso exposure is expected to drop and to recover its sensitivity to the U.S. dollar.

Our foreign transactions are converted into U.S. dollars since this is the functional currency for such transactions and subsequently they are translated into pesos at the closing exchange rate. Gains (losses) from remeasurement as well as translation are charged to income in the financial income (expense) and holding gains (losses) account. For accounting disclosure purposes, gains (losses) from remeasurement and translation are disclosed in real terms, net of inflation adjustment. In 2002 fiscal year, remeasurement and translation of non-monetary assets accounted for a P$1,950 million gain, net of inflation adjustment.

•	Effects of inflation:

During 2002, Argentina experienced inflation of 42% and 118.2% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on results was the incorporation into our financial statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of the rest of our income statement accounts. See “—Inflation Accounting” below.

In 2002 fiscal year, taking into account our net borrowing position, adjustment for inflation accounted for a P$5,907 million net gain, which mitigated the impact of the aforementioned losses resulting from exchange differences.

•	Impact of our investments in utility companies:

The new macroeconomic scenario after enactment of the Public Emergency Law deeply changed the economic-financial equation of utility companies. The tremendous effect of the devaluation, within a context where revenues remained unchanged as a consequence of the pesification of rates and financial debts primarily denominated in foreign currency, affected utility companies’ financial position, results of operations and the cash generation ability required to comply with financial obligations.

Utility companies’ managements are currently implementing an action plan aimed at offsetting the negative impact of such circumstances. We cannot assure you that such plans will prove to be successful and if they will help to meet the companies’ established goals.

CIESA failed to repay Corporate Notes in the amount of U.S.$220 million and derivative instruments of approximately U.S.$2 million. In such respect, CIESA is currently negotiating with creditors an extension of the payment term. As of December 31, 2002 TGS, CIESA’s owned company, failed to comply with certain restrictions and commitments related to financial agreements. Subsequently, in February 2003 TGS announced that it was not in a position to repay the U.S.$492 million financial debt due 2003. Consequently, TGS started an overall restructuring process of a significant portion of its debt with no principal reductions. This process was mainly aimed at extending short-term maturities, modifying certain financial restrictions contemplated in financial agreements and adjusting interest rate and repayment terms. See “—Business Overview—Hydrocarbon Marketing and Transportation.” In May 2003, TGS announced the suspension of principal and interest on its financial debt. As of the date of this Annual Report TGS has not achieved TGS has not achieved the requisite majorities to reach an agreement based on the proposal presented to its creditors and is currently evaluating different courses of actions with the intention of aligning the maturities of its loans to its expected cash flows.

Transener announced the suspension of principal and interest payments on its financial debt. Transener hired an international financial advisor to develop a restructuring plan for its aggregate banking and financial liabilities.

Although not very likely, due to procedural difficulties related to bankruptcy laws and actions in Argentina concerning utility companies, there is a slight risk that we might totally or partially lose our equity interest in these companies in the event the restructuring process fails and creditors bring legal actions to collect against the assets of the affiliates in question. As part of the debt restructuring, creditors might demand an interest in these companies’ capital stock, thus implying the subsequent reduction of our equity interest in such utility companies.

The impact derived from the measures adopted by the Argentine Government on the financial statements of such companies was recognized according to the assessments and estimates conducted by their respective managements. Actual future results may differ from the assessments and estimates so conducted, and the differences may be significant. Therefore, the financial statements of such companies may not report all adjustments that could arise from such a situation. It is not possible to predict the future evolution of the Argentine economy or its impact on the economic and financial situation of such companies.

Within such a business context, equity in earnings of utility companies recorded a loss of P$742 million in 2002. In addition, we recorded a P$58 million impairment charge to write off the book value of Citelec. In 2001 and 2000, equity in earnings of utility companies recorded income in the amount of P$123 and P$132 million, respectively. In addition, in the light of the deep crisis that broke out by the end of that year, we charged to expense the portion of CIESA’s acquisition value in excess of its book value, accounting for a P$201 million loss.

As of December 31, 2002, CIESA, TGS and Citelec reported a positive shareholders’ equity after capitalizing as a whole not only exchange differences resulting from direct financing, in line with the method applied by us, but also other permitted exchange differences. For the purposes of consolidating the criteria applied, prior to calculation of the related values under the equity method, we made the appropriate adjustments.

On the basis of the above, and capitalizing only exchange differences related to direct financing, as of December 31, 2002, our equity interest in CIESA would have accounted for a P$33 million negative shareholders’ equity. However, since we did not assume commitments to making capital contributions or providing financial assistance to its affiliates, such shareholding was valued at zero, limiting the recognition of related losses to such book value. We will not book income (loss) until the related value, calculated under the equity method, is again positive.

As of December 31, 2002, our interest in TGS and Citelec was valued at P$87 million and P$70 million, respectively. Equity interest in Citelec is recorded net of the above mentioned P$58 million impairment charge. Book value of such equity interest does not consider any additional adjustment that could result from an unfavorable outcome of the uncertainties described above.

In accordance with accounting principles generally accepted in Argentina, as of December 31, 2002, we, through our interest in Citelec, capitalized on the exchange differences on certain assets, resulting from direct financing in the amount of P$48 million, which differences will represent an anticipation of the effect of variances in the purchasing power of the Argentine peso and will be subsequently absorbed by restatement in constant pesos of the assets indicated above.

Considering all the uncertainties affecting the utility companies business, in 2002, we disclosed income from equity in earnings of TGS, CIESA and Citelec as non-operating income, and did not segregate the related operating portion. Such criterion will be maintained so long as uncertainties continue regarding the future evolution of such business. In the 2001 fiscal year, operating income from equity in earnings of CIESA, TGS and Citelec totaled P$264 million.

•	Impairment of assets:

The peso devaluation and the enactment of the Public Emergency Law, in addition to all subsequent events, resulted in a dramatic change in the estimation of the future evolution of results and in the flow of certain businesses and assets. Considering the prevailing uncertainty in connection with the recovery of the economic-

financial equation and the recoverability of assets and businesses, we adjusted the book value of certain investments and assets to the respective recoverable value.

•	Gas areas in Argentina and equity interest in Hidroneuquén: Due to the strong deterioration of domestic prices of gas and energy produced and to the limited possibilities of negotiating price increases within the context of the Public Emergency Law, we adjusted the book value of certain investments in gas areas in Argentina and the stake in Hidroneuquén to their recoverable value, accounting for P$44 million and P$10 million impairment charges, respectively.

•	Minimum presumed income tax credit: Considering prospects for the evolution of results of our operations, we recorded P$19 million and P$102 million impairment charges in 2002 and 2001, respectively, to write off the minimum presumed income tax credit.

•	Argentine Government Bonds: Since the Argentine Government declared a default on most of its sovereign debt, following a conservative accounting practice, we recorded an impairment charge to write off book value of holding of Argentine External Bills in U.S. dollars, survey rate series 74, accounting for a P$30 million loss.

These have been the main explanations for the variations in our results in 2002 in comparison to 2001. Other factors that adversely affected our results of operations are:

Political and economic situation in Venezuela

          On December 2, 2002, opposing political parties, together with the labor union and business confederations, called a national civic strike involving the country’s main production areas, including PDVSA. Such strike extended to February 2, 2003 when it was partially lifted. The political and economic effects of the strike included the following:

•	Dramatic reduction in oil production from 3.2 million bbls/d to 150 thousand bbls/d at the top of the crisis. This caused an immediate reduction in the country’s revenues and an increase in the national government’s cash deficit.

•	Increased international pressure for a negotiated settlement to the crisis.

•	Severe fuel and food shortage as a result of crippled production activities.

•	Growing demand for dollars, resulting in a significant drop in the country’s international reserves.

•	Accelerated devaluation of the Bolivar.

•	Increased country risk in international markets.

•	General increase in the country’s main product and service prices.

          As soon as PDVSA joined the civil strike, the national government tried to make the company resume operations. In line with such efforts, the Venezuelan government announced PDVSA’s restructuring.

          As a result of the bolivar’s continued devaluation, the scarce inflow of foreign currency into the country and the sharp drop in foreign reserves, the government suspended foreign exchange trading in Venezuela and announced exchange control measures.

          In December 2002, the Venezuelan crisis negatively affected our operations as follows:

•	U.S.$10 million reduction in sales in December 2002 due to crippled crude oil reception by PDVSA in the Oritupano Leona, Mata and Acema areas, and the consequent interruption of oil production in those fields. In contrast, production activities were normal at La Concepción where deliveries reached approximately 13 thousand bbls/d.

•	Interrupted operating cash flow upon suspension of foreign exchange trading in the country.

          During the first quarter of 2003, average production volumes grew, catching up to volumes recorded before the strike. However, the daily crude oil production decline accounted for a 40.2% decrease to 30.4 thousand bbls/d compared to the same period in 2001.

          At present, our activity level in the four production fields (Oritupano, Concepción, Mata and Acema) is fully normal, that is, we are producing and delivering crude oil at full operating capacity, and the effects of the national strike that started in December 2002 have been completely overcome.

          Since oil production activities in Venezuela are closely monitored by the government through PDVSA, operations in this country could be affected if political and social riots, including strikes and other forms of political protest, affect our operating capacity in Venezuela. In addition, since Venezuela is an OPEC member country, we are subject to any decision related to production cuts OPEC may adopt. In addition to these effects, Venezuela’s complex crisis could have other unforeseen effects that may have an adverse impact on our results of operations.

“Ship or pay” contract with Oleoducto de Crudos Pesados Ltd. (“OCP”)

          In connection with the future exploitation of Blocks 18 and 31, in Ecuador, we entered into a contract with OCP whereby an 80,000 bbls/d oil transportation capacity was committed to for a 15-year term as from the date OCP starts operations. We, as well as all other producers, must pay a “ship or pay” fee covering OCP’s operating costs and financial services.

          Because of delays in the Block 31 development plan due to an overall reduction in our investment plan, oil production contributed by Blocks 18 and 31 may be lower than our transportation capacity commitment. In this scenario, once the OCP pipeline is in operation, we will still be required to comply with our obligations for the aggregate oil volume to which we have committed.

          Regarding delays in the Block 31 development plan (see “Risk Factors—Production of oil in Ecuador may be delayed significantly”), we recorded a P$72 million loss in 2002, accounting for contingencies derived from oil transportation contractual commitments. At worst, the maximum contingent loss could amount to U.S.$44 million.

Association agreement in San Carlos and Tinaco

          In October 2002, we subscribed to an association agreement with Teikoku whereby we transferred 50% of our rights and obligations involved in gas production in the San Carlos and Tinaco exploratory areas located in Cojedes, Venezuela.

          The Transfer of Interest Agreement provides for an initial cash payment of U.S.$1 million and a subsequent disbursement of U.S.$2 million for the financing of the exploratory investments program in the Tinaco area in relation with geological studies, 2D seismic shooting and 2D seismic evaluation and interpretation. Furthermore, in the event a joint commercial development in such area is agreed upon, we will receive a supplementary payment in the amount of U.S.$3 million.

          Taking into account exploration investments made before December 31, 2002, we recorded a P$37 million loss.

Divestment of non-core assets

          The change in Perez Companc’s controlling shareholder represents a major milestone in our strategy aimed at business concentration.

          The agreements executed in connection with the transfer of Perez Companc’s controlling equity interest granted Petrobras an option whereby, if, within 30 days after closing of the sale of our shares, we did not consummate the sale of assets related to the farming, forestry and mining businesses, Petrobras will be entitled but not obliged to cause the seller of Perez Compac shares to acquire such assets in the amount of U.S.$190 million.

          In line with the provisions of the agreements mentioned above, during 2002 we sold the asset portfolio associated with our mining, farming and forestry businesses.

•	In July 2002, we sold to Anglogold our 46.25% indirect equity interest in Cerro Vanguardia S.A. in addition to related assets. The transaction price amounted to U.S.$90 million, and the operation accounted for a P$122 million gain.

•	In September 2002, we sold to Argentina Farmland Investors LLC our 100% equity interest in Pecom Agropecuaria S.A.’s capital stock. The transaction amounted to U.S.$53 million, accounting for a P$27 million gain.

•	In December 2002, we sold our forestry business assets, including a total area of about 169,000 hectares of forestry land located in the Provinces of Misiones, Corrientes and Buenos Aires and a sawmill with a 90,000 m3/year capacity. Considering the sales price, U.S.$53 million, we recorded a P$152 million loss to adjust book value of such investments. Transfer of goodwill in connection with forestry/industrial activities in Misiones is subject to compliance with certain terms and conditions and administrative formalities.

          In addition, the following divestitures were made:

•	In April 2002, under an asset swap, we sold to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) the 50% interest in Pecom Agra in the amount of U.S.$30 million, accounting for a P$80 million gain. In contrast, the parties transferred to us a 0.75% interest in Puesto Hernández UTE, in the amount of U.S.$4.5 million, a 7.5% interest in Citelec, in the amount of U.S.$15 million, and a 9.187% interest in Hidroneuquén S.A, in the amount of U.S.$5.5 million.

•	In October 2002, we sold to Sudacia S.A., a company controlled by the Perez Companc Family, the 66.67% equity interest in CONUAR, including the 68% interest in Fabricación de Aleaciones Especiales S.A., in an amount of U.S.$8 million. No results were recorded for the sale.

          All these transactions helped (i) enhance the quality of our assets portfolio and move forward with a strategy focused on energy operations to become an integrated energy company and (ii) consolidate a high potential and profitable business portfolio.

Commodity Prices

          Although the implementation of our risk management strategy (described below) reduces our exposure to fluctuations in the prices of hydrocarbons, our results of operations are exposed to changes in the international price of crude oil, petrochemical and refined products. In addition, in light of the effects of the peso devaluation and inflation in Argentina, since 2002, in pesos terms, our results of operations are also exposed not only to changes in local prices in Argentina, but also to the parity between the U.S. dollar or other foreign currencies and the peso.

          In 2002, in Argentina, domestic prices for main commodities recovered in line with export parities. Furthermore, we intensified the trade policy aimed at opening and consolidating export markets, thereby capitalizing on domestic price and export price asymmetries. In 2002, styrene and polystyrene sales exports volumes rose 183%

and 45%, respectively, basically to Brazil, Chile, the United States and Europe. In refining, aromatics and paraffin products, exports volumes increased 144% and 90%, respectively, mainly to bordering countries and the United States, exports volumes of the reformer plant products increased 503%, and asphalts sales volumes exports increased 194%. Consequently, the price of crude oil, styrene and polystyrene recorded actual increases of 62.2%, 72% and 37%, respectively, and polystyrene and styrene marketing spreads increased 27% and 81%, respectively.

          In addition, cash flows from foreign operations, mainly denominated in U.S.$, are highly sensitive to the U.S.$/P$ relationship. In 2002, in pesos terms, the average oil price per barrel in Venezuela and Perú increased 51.3% and 98%, respectively. In Brazil, styrene and polystyrene prices increased 88% and 61%, respectively, while polystyrene and styrene marketing spreads increased 51% and 129%, respectively.

Reduced Capital Expenditures

          As a result of the size and complex nature of the crisis that broke out in Argentina late in 2001 and the few opportunities to access capital markets, we had to take a new approach to our growth strategy and consequently make radical changes in our short- and medium-term outlook.

          In this new scenario, we reformulated the investment program dynamics prioritizing a strategy aimed at cash generation and maintenance of adequate liquidity levels. This resulted in restrictive expense and investment policies.

          In 2002, our capital expenditures totaled P$727 million, accounting for a 58.3% and 42.3% drops compared to expenditures in 2001 and 2000 respectively (or P$1,744 million and P$1,261 million, respectively). In the past, the significant investments made laid the foundations for our operations expansion and growth.

          We expect to significantly increase in future years the low capital expenditure level recorded in 2002, thus gradually recovering the investment level of previous years. Nevertheless, the reduced pace of investments during 2002 changed our growth objectives in the short term, mainly affecting oil and gas future production volumes. In addition, reduced investments will delay development of new exploitation areas and related production.

Management of Crude Oil Price Risk

          In line with the business integration goal, our risk management strategy focuses on measuring and monitoring the risks that affect our overall portfolio of assets. We believe that our risk management strategy mitigates risks related to the volatility of the prices of crude oil and crude oil by-products, supports our capital expenditure plans and protects our return on investment related to certain capital projects.

          Financial hedging is a tool we employ to manage crude oil price risks. We use hedging derivative instruments, such as futures, swaps, options and other instruments, to mitigate risks related to results and cash flow volatility as a result of fluctuations in the price of crude oil and its byproducts. During 2002, we intensified the use of options which provide increased flexibility by protecting us from decreases in commodity prices while allowing us the ability to take advantage of future increases in prices.

          Contracts effective during 2002, 2001 and 2000 accounted for an opportunity cost of Ps.370 million, Ps.338 million and Ps.493 million, respectively. However, we have benefited from our hedging activities in the past during periods of sharp decreases in the price of crude oil, such as during 1998 when prices for crude oil reached all-time lows.

Inflation Accounting

          As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002 Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002. Resolution MD No. 3/2002 required the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by Technical Resolution No. 19 issued by the FACPCE and adopted by Resolution CD No. 262/01 of the CPCECABA, which provides that all recorded amounts be restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 stated in currency as of December 31, 2001.

          On July 16, 2002, the Argentine government issued Decree 1,269/02, instructing the CNV and other regulatory authorities to issue the necessary regulations for the delivery to such authorities of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

          In accordance with the above, our financial statements for the fiscal year ended December 31, 2002 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by the INDEC) in compliance with the mentioned accounting standards and the regulations issued by the Argentine government and the CNV. Prior years’ financial statements presented herein were restated for comparative purposes for inflation of January to December 2002.

          On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency. On April 8, 2003, the CNV issued Resolution 441/03 discontinuing inflation accounting as of March 1, 2003.

Critical Accounting Policies

          This operating financial review and prospects is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina. The preparation of financial statements in accordance with GAAP requires our management to make estimates that affect the reported amounts of our assets and liabilities. Our ultimate results could differ from those estimated if our estimates or assumptions prove to be incorrect.

          We believe the following represents our critical accounting policies. Our accounting policies are more fully described in notes 2 and 4 to our financial statements.

          Estimated oil and gas reserves. Estimates of oil and gas reserves have been prepared in accordance with Rule 4-10 of Regulation S-X. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.

          Reserve engineering is a subjective process of estimation of hydrocarbon accumulation, which cannot be accurately measured, and the reserve estimation depends on the quality of available information and the interpretation and judgment of the engineers and geologists. Therefore, the reserves estimations, as well as future production profiles, are often different from the quantities of hydrocarbons which are finally recovered. The accuracy of such estimations depends, in general, on the assumptions on which they are based.

          Successful efforts method of accounting. Under this method, exploration costs, excluding the costs of exploratory wells, are charged to expenses as incurred. Drilling costs of exploratory wells, including stratigraphic test wells, are capitalized pending determination of whether proved reserves exist which justify commercial development. If such reserves are not found, the drilling costs are charged to exploratory expenses for the period. Drilling costs of productive wells and of dry holes drilled for development of oil and gas reserves are capitalized.

          Hedging and other derivatives. We use various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices and interest rates.

          Gains or losses from the hedging instrument are recognized symmetrically with gains or losses from the hedged item. Thus, income or loss from derivative instruments agreed to hedge a special risk associated with a recognized asset or liability item are deferred and recorded when the gain or loss generated by the hedged position occurs. If the instrument is intended to hedge the effect of a future transaction, gains or losses are deferred and recognized as follows: (i) for the cases in which the hedged foreseen transaction will lead to recognition of an asset or liability, the changes are included in the initial asset or liability measurement upon recognition of the asset or liability, and are recognized in income or loss to the extent the hedged item affects the income statement, (ii) for all other foreseen transactions, the changes are recognized in income or loss for the year in which the hedged items affect the income statement. When it is determined that the transaction originally forecasted will not take place, income or loss deferred is recognized in the period in which such determination takes place. Premiums paid are booked as assets and are amortized over the term of the option.

          Inflation accounting. Resolution M.D. No. 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires provides the reinstatement of the adjustment-for-inflation method for the interim periods or years ended as from March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001. The restatement in constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences mentioned below, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the corresponding assets.

          Capitalization of exchange differences. Under Resolution M.D. No. 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires, exchange differences originating from January 6, 2002 for liabilities in foreign currency existing as of such date that are directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be capitalized to the cost values of such assets with a number of conditions established in such professional standards. In the cases in which there is an indirect relationship between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions to the cost values of such assets. As from January 6, 2002, we have adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing.

          Impairment of long-lived assets. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions.

          Contingencies. Certain conditions may exist as of the date of the financial statements which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. We assessed contingent liabilities based on the opinion of our legal counsel and the available evidence. If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued. If the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

          Income tax. We accrue income tax payable without considering temporary differences between accounting and taxable income. We recorded estimated taxable income at the corresponding tax rate.

          Foreign currency translation. We apply the “Convert-Adjust” method for the translation of financial statements of foreign subsidiaries, affiliates, divisions and joint ventures.

          Foreign currency denominated transactions are first remeasured into U.S. dollars, our functional currency for such transactions, before they are translated into Argentine pesos. Gain (loss) from remeasurement as well as translation is charged to income in the “Financial income (expense) and holding gains (losses)” account.

          The magnitude of these gains or losses is dependent upon movements in the exchange rates of the respective foreign currencies to the U.S. dollar (to remeasure) and upon movements in the exchange rates from U.S. dollars to Argentine pesos (to translate).

New Accounting Pronouncements under Argentine GAAP

          Note 1 of the Consolidated Annual Financial Statements describes certain changes to Argentine GAAP that will be in effect as from 2003. Implementation of the new rules will imply the adoption, for Argentine GAAP purposes, of certain principles that are also in accordance with U.S. GAAP and currently result in reconciling items or additional disclosures.

          The main changes included in the technical resolutions that have resulted in significant effects on our financial statements are: (i) guidelines regarding the recognition, measurement, and disclosure of derivatives and hedging transactions; (ii) amendment of the method to translate the financial statements of foreign subsidiaries stated in foreign currency; (iii) the mandatory requirement to apply the deferred tax method to recognize income tax; (iv) measurement of certain asset and liability amounts on discounted bases; (v) changes in the frequency and method to compare assets with the recoverable values thereof; (vi) incorporation of guidelines to assess whether certain transactions including financial instruments, irrevocable capital contributions and preferred stock, among others, should be classified as liabilities or shareholders’ equity; (vii) incorporation of new disclosure requirements mainly including proportional consolidation of companies under joint control, change in the disclosure of direct sales revenues and earnings per share.

          In addition, we will amend the method used to recognize future estimated abandonment costs in oil and gas areas to be consistent with SFAS 143 guidelines, which establishes that such costs discounted at a rate estimated upon initial measurement are capitalized together with the assets from which they originate and are depreciated by the production units method.

          The effect under Argentine GAAP of the adoption of the new rules, considering the modifications introduced by the CNV has resulted in a reduction to retained earnings at the beginning of 2003 of approximately P$370 million.

New Accounting Pronouncements under U.S. GAAP

1.      Goodwill and Other Intangible Assets

          In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 142, “Goodwill and Other Intangible Assets.” The provisions of SFAS 142 are required to be applied starting with the fiscal years beginning after December 15, 2001. SFAS 142 requires that only intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but be recognized at fair value and tested for impairment, respectively. We adopted SFAS 142 on January 1, 2002, and such adoption has had an effect on our net income of approximately P$178 (gain) under U.S. GAAP. This gain is principally the result of reversing the negative goodwill generated by the acquisition of Hidroeléctrica Pichi Picún Leufú S.A. (See Note 18.f.3 to our Financial Statements.)

2.      Accounting for Asset Retirement Obligations

          In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. As it was explained above, we have adopted this accounting rule under Argentine GAAP for the fiscal year beginning January 1, 2003. The cumulative effect of this change in accounting principles is expected to result in a gain of approximately P$30 million.

3.      Accounting for Costs Associated with Exit or Disposal Activities

          In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. In the opinion of our management, the adoption of this rule will not have a material effect on our net income or shareholders’ equity under U.S. GAAP.

A.      Operating Results

          The following tables set out net sales, gross profit and operating income for each of our business segments for the years ended December 31, 2002, 2001 and 2000. Net sales eliminations relate to intersegment sales. Gross profit eliminations relate to adjustments related to intersegment sales and costs associated with such sales.

          Substantially all of our intersegment sales are related to sales of oil and gas to our refining, petrochemicals and electricity businesses. The business segment year to year comparisons that follow the table do not exclude intersegment sales.

	Perez Companc	Perez Companc
	for the Year	for the Year
	Ended	Ended	Perez Companc
	December 31,	December 31,	Pro Forma
	2002	2001	2000 (4)

	(in millions of constant pesos as of December 31, 2002)
Net Sales(1)
Oil and Gas Exploration and Production	2,764	1,944	1,569
Petrochemical	1,237	806	862
Refining	998	779	731
Electricity	245	358	345
Hydrocarbon Marketing and Transportation	16	83	76
Other Investments	105	107	123
Eliminations	(844)	(520)	(332)

Total	4,521	3,557	3,374

Gross Profit(2)
Oil and Gas Exploration and Production	1,192	779	679
Petrochemical	360	151	196
Refining	65	76	72
Electricity	51	111	109
Hydrocarbon Marketing and Transportation	5	22	15
Other Investments	34	13	25
Eliminations	(8)	(9)	(13)

Total	1,699	1,143	1,083

Operating Income
Oil and Gas Exploration and Production	917	586	543
Petrochemical	266	62	110
Refining	44	29	37
Electricity	73	294	277
Hydrocarbon Marketing and Transportation(3)	28	270	288
Other Investments	77	41	15
Corporate and Other Discontinued Investments	(120)	(154)	(113)

Total	1,285	1,128	1,157

(1)	Net sales after turnover tax. Royalties with respect to the oil and gas business are accounted for as a cost or production and are not deducted in determining net sales.

(2)	Net sales less cost of sales.

(3)	The majority of operating income from this segment is income from equity in operating earnings of affiliated companies, which is accounted for as operating income, but not as net sales.

(4)	For the year ended December 31, 2000, we accounted for our refining and petrochemical business as one business segment. For comparative purposes, we have broken out net sales, gross profit and operating income for the refining and petrochemical business into two segments.

General Considerations

          The following discussion is based on the inflation adjusted amounts included in the Consolidated Annual Financial Statements in constant pesos as of December 31, 2002. See “—Inflation Accounting.”

          In addition, in 2002, we changed the method for disclosing equity in earnings of affiliates. As of January 1, 2002, we disclose our equity in earnings of affiliates in the same manner that we follow for controlled operations. Thus, our equity in financial income (expense) and holding (gains) losses and income tax of affiliates, as well as in income (loss) from transactions or facts related to the ordinary course of our business but of an infrequent nature, is disclosed as non-operating income. In our opinion, this method allowed for an improved analysis and understanding of our overall results. In addition, considering all the uncertainties affecting the utility companies’ business, in 2002 we disclosed income from equity in earnings of TGS, CIESA and Citelec as non-operating income, and did not segregate the related operating portion. Such criterion will be maintained so long as uncertainties continue regarding the future evolution of such business. We have not made this change in the prior period presentation, which continue to show this information as operating income. In the 2001 and 2000 fiscal years, operating income from equity in earnings of CIESA, TGS and Citelec totaled P$264 million and P$270million, respectively.

Perez Companc’s Results of Operations for the Year Ended December 31, 2002 Compared to Perez Companc’s Results of Operations for the Year Ended December 31, 2001

          Net income. In 2002, we reported a net loss of P$1,192 million, compared to income of P$214 million in 2001. The enactment of the Public Emergency Law, the peso devaluation, the worsening of the current economic and financial crisis in Argentina, in addition to growing uncertainty over its evolution, adversely affected 2002 operations and resulted in significant losses. This involved a deep change in the historical evolution of our results. Net income in 2002 was significantly affected by:

(i)	Argentine peso devaluation: P$8,323 million negative exchange differences derived principally from the net borrowing position primarily denominated in U.S. dollars, and a P$411 million increase in interest related to foreign currency financial debt. Conversely, remeasurement and translation into Argentine currency of foreign non-monetary assets accounted for a P$1,950 million gain. See “Economic and Political Developments in Argentina—Argentina Peso Devaluation.”

(ii)	Situation of utility companies: equity in earnings of utility companies dropped P$865 million in 2002. In addition, we recorded a P$58 million impairment charge to write off the book value of Citelec. In 2001, we recorded a P$201 million impairment charge to write off CIESA’s acquisition value in excess of the relevant book value. See “Economic and Political Developments in Argentina—Situation of Interest in Utilities Companies.”

(iii)	Impairment of assets: we adjusted the book value of assets of certain gas areas in Argentina and equity interest in Hidroneuquén, accounting for P$44 million and P$10 million losses, respectively. See “Economic and Political Developments in Argentina—Impairment of Assets.” In addition, considering prospects for the evolution of results of operations, we recorded P$19 million and P$102 million impairment charges in 2002 and 2001, respectively, to write off the minimum presumed income tax credit.

(iv)	Impairment of Argentine Government Bonds: since the Argentine Government declared the default on most of its sovereign debt, following a conservative accounting practice, we recorded an impairment charge to write off the book value of holding of Argentine External Bills in U.S. dollars, survey rate series 74, accounting for a P$30 million loss.

(v)	“Ship or pay” agreement with OCP: P$72 million loss for contingency allowance for contractual commitments in 2002. See “Ship or pay” contract with OCP.

(vi)	Association Agreement in San Carlos and Tinaco: P$37 million impairment charge to write off the value of the investments made in such areas. See “Association Agreement in San Carlos and Tinaco.”

          These effects were partially mitigated by:

(i)	Effect of inflation: the significant net borrowing position resulted in the recognition of a P$5,907 million gain for exposure to inflation. See “Economic and Political Developments in Argentina — Effects of Inflation.”

(ii)	Income from divestment of non-core assets: divestment of non-core assets accounted for a P$77 million net gain in 2002. See “Divestment of non-core assets.” During the 2001 fiscal year, divestment of operations accounted for a P$184 million net gain.

          Net sales. Net sales increased P$964 million or 27.1% to P$4,521 million in the 2002 fiscal year from P$3,557 million in 2001, primarily due to the significant rise in the price of the main commodities. In the prevailing inflationary scenario, the price of the main products significantly increased on the basis of a dollar-denominated contribution from foreign operations, increased exports and the alignment of domestic prices with export reference prices. In such respect, in 2002 the prices of crude oil, styrene and polystyrene increased 52.1%, 72% and 37%, respectively. In 2002, sales for the Oil and Gas Exploration and Production business segment increased P$820 million (including a P$296 increase in intercompany sales), and sales for the Petrochemicals and Refining business segments increased P$431 million and P$219 million, respectively. In contrast, sales revenues from the Electricity segment decreased P$113 million.

          Gross profit. gross profit for 2002 increased P$556 million or 48.6% to P$1,699 million from P$1,143 million in 2001, mainly as a result of increased marketing margins of the main commodities. Oil and Gas Exploration and Production and Petrochemical business segments gross profits increased P$413 million and P$209 million, respectively. Conversely, as a result of restrictions on the increase of energy sales prices in the prevailing inflationary scenario, gross profit for the Electricity business unit dropped by P$60 million.

          Administrative and selling expenses. Administrative and selling expenses increased P$36 million or 7.1% to P$538 million, mainly as a result of the effect of devaluation on expenses incurred abroad. This impact, however, was mitigated by the implementation of a stringent cost optimization policy.

          Exploration expenses. Exploration expenses increased P$17 million or 41.4% to P$58 million in 2002 from P$41 million in 2001 due to the effect of the devaluation.

          Equity operating earnings of affiliates. Equity in operating earnings of affiliates decreased P$320 million or 64.9% to P$173 million from P$493 million, in line with utilities companies performance in 2002. See “Economic and Political Developments in Argentina — Situation of Interest in Utilities Companies.” Considering all the uncertainties affecting the utility companies business, in 2002 we disclosed income from equity in earnings of TGS, CIESA and Citelec as non-operating income and did not segregate the related operating portion. Such criterion will be maintained so long as uncertainties continue regarding the future evolution of such business. In the 2001 fiscal year, operating income from equity in earnings of CIESA, TGS and Citelec totaled P$264 million. In addition, equity in earnings of Distrilec decreased P$90 million to P$3 million.

          Other operating income, net. Other operating income, net decreased P$26 million or 74.3% to P$9 million from P$35 million in 2001, mainly as a result of a drop in income from advisory services related, either directly or indirectly, to utility companies’ operations, in line with the special situation of such companies (P$20 million) and liabilities for environmental remediation works (P$15 million).

          Operating income. Operating income increased P$157 million or 13.9% to P$1,285 million in 2002 from P$1,128 million in 2001, mainly as a result of the significant increase in gross profit. Such increase was offset by the significant drop in equity in operating earnings of affiliates.

          Equity non-operating earnings of affiliates. Equity in non-operating earnings of affiliates accounted for a P$828 million loss in 2002 compared to a P$288 million loss in 2001. This significant increased loss mainly resulted from the before-mentioned situation of utility companies.

          Financial income (expense) and holding gains (losses). Net financial expenses increased P$880 million or 194.7% to an expense of P$1,332 million in 2002 from an expense of P$452 million in 2001. Such increased loss is primarily attributable to: (i) a P$8,323 million net exchange loss in 2002, (ii) an increase in net financial costs of P$349 from P$411 million to P$760 million, and (iii) adjustment of liabilities on account of pesification and subsequent application of indexation in the amount of P$54 million and (iv) impairment charge to write off book value of holding of Argentine External Bills in U.S. dollars, survey rate series 74, accounting for a P$30 million loss. Such effects were mitigated by a P$1,950 million gain resulting from conversion and translation of foreign non-monetary assets and by a P$5,907 million gain due to exposure to inflation.

          Other expenses, net. Other expenses, net recorded P$268 million and P$28 million losses in 2002 and 2001, respectively. In 2002, losses were primarily attributable to the following: (i) impairment of gas production blocks in the amount of P$44 million, (ii) P$72 million for contingencies related to the “ship or pay” contract with OCP, (iii) impairment of exploratory investments in the San Carlos areas in the amount of P$37 million, (iv) impairment charge to write off book value of interest in Citelec and Hidroneuquén in the amount of P$58 million and P$10 million, respectively, (v) P$36 million for tax on banking transactions, (vi) P$26 million allowance for bad debts related to loans granted to joint venture partners in Venezuela, and (vii) accelerated amortization of financial debt issuance costs, in the context of the debt refinancing process (P$17 million). Such effects were partially offset by gain from divestment of non-core assets of P$77 million. Losses recorded in the previous fiscal year were mainly attributable to the P$201 million impairment charge to write-off the acquisition value of CIESA in excess of the relevant book value and to the P$65 million loss from the sale of Pampa del Castillo-La Guitarra area and of the shareholding in Terminales Marítimas Patagónicas, partially offset by a P$249 million gain derived from a hydrocarbon assets exchange.

          Income tax. The income tax provision accounted for a P$66 million expense in 2002 compared to a P$133 million expense in 2001. Both years include an impairment charge to write off the minimum presumed income tax credit in the amount of P$19 million and P$102 million, respectively.

Oil and Gas Exploration and Production

          Operating income. Operating income for this segment increased P$331 million or 56.5% to P$917 million in 2002 from P$586 million in 2001. This increase was primarily due to increased sales prices as a result of the peso devaluation. See “Economic and Political Developments in Argentina—Argentina Peso Devaluation.”

          Net sales. Net sales for this business segment increased P$820 million or 42.18% to P$2,764 million in 2002 from P$1,944 million in 2001. Excluding intersegment sales, net sales increased to P$1,997 million or 35.6% from P$1,473 million. This significant rise was attributable to increased sales prices mainly as a result of the peso devaluation. Crude oil international price slightly increased to U.S.$26.3/bbl or 1.5% in 2002. As a consequence of the combined effect of such factors, the average price per barrel of oil equivalent (boe) increased 52.1% to P$44.4/boe from P$29.2/boe. Crude oil hedging policy in both years accounted for an opportunity cost of P$370 million and P$338 million, respectively.

          Combined oil and gas sales declined 6.8% to 171.1 thousand boe/d in 2002 from 183.6 thousand boe/d in 2001. The previous year includes sales attributable to Pampa del Castillo – La Guitarra area, which was sold in October 2001 and contributed an average production of 7.3 thousand boe/d in 2001. Excluding such divestment, the daily sales volume slightly dropped 2.9%. The significant reduction in the investment plan severely limited operations during 2002. Along these lines, investments made were focused on countries and products with greater possibilities of cash generation. The proactive management of operations allowed to mitigate the effects of the investment plan’s reduction.

          Net Sales in Argentina

          Net sales of oil and gas in Argentina increased P$380 million or 31.4% to P$1,589 million in the 2002 fiscal year from P$1,209 million in the 2001 fiscal year. Combined oil and gas sales volumes in 2002 decreased 10%, to 101.6 thousand boe/d in 2002 from 112.9 thousand boe/d in 2001.

          Sales of oil in Argentina increased P$446 million or 46.1% to P$1,413 million from P$967 million as a consequence of the peso devaluation. Average crude oil prices, net of discounts per barrel, increased 62.3% to P$65.4 in 2002 from P$40.3 in 2001. Tax on crude oil exports applied since April 2002 accounted for a P$84 million lower revenue in 2002. Daily oil sales volumes dropped 10% to 59.2 thousand barrels from 65.8 thousand barrels, mainly as a results of the sale of Pampa del Castillo – La Guitarra area.

          Sales of gas in Argentina dropped P$54 million or 26% to P$182 million in 2002 from P$246 in 2001. In 2002, gas daily sales volumes decreased 10.3% to 253.9 million cubic feet from 282.9 million cubic feet, primarily as a consequence of reduced sales to gas distributors, especially as a result of the application of more stringent credit policies and, to a lesser extent, as a consequence of the reduced demand from thermoelectric generating plants on account of the high water supply levels recorded in 2002. Average gas sales prices dropped to P$1.96 per thousand cubic feet in 2002 from P$2.38 per thousand cubic feet in 2001, in line with the Public Emergency Law provisions that limit the possibility of increasing the price of gas sold in the domestic market, mainly regarding sales agreements entered into with utility companies and with the power thermoelectric generating plants. However, we have been working to renegotiate the terms and conditions of certain gas sales agreements, especially those corresponding to exporting clients, and the prices of said agreements were adjusted to meet the new economic conditions.

          Net Sales Outside of Argentina

          Net sales of oil and gas outside Argentina increased P$440 million or 59.9% to P$1,175 million in 2002 from P$735 million in 2001 mainly as a result of the peso devaluation. In 2002, combined oil and gas sales decreased 1.7% to an average of 69.5 thousand boes/day from 70.7 thousand boe/day in 2001.

          In Venezuela, oil and gas sales increased P$210 million or 44.6% to P$680 million in 2002 from P$470 million in 2001 as a consequence of the peso devaluation. During 2002, average daily oil sales decreased 3.5% to 44.7 thousand barrels compared to 46.3 thousand barrels in 2001 as a result of the field natural decline and reduced deliveries due to the PDVSA strike during December 2002. In 2002, the average oil price per barrel increased 51.3% to P$41.6 from P$27.5 in the 2001 fiscal year.

          In Bolivia, oil and gas sales increased P$29 million or 35.4% to P$111 million in 2002 from P$82 million in 2001, mainly as a result of the peso devaluation. Combined daily oil and gas sales volumes decreased 6.4% to 7.3 thousand boe/d in 2002 from 7.8 thousand boe/d in 2001 as a result of reduced gas demand from Brazil.

          In Peru, oil and gas sales increased P$176 million or 97.8% to P$356 million in 2002 from P$180 million in 2001. Due to the Argentine peso devaluation, average oil sales prices rose 98% to P$80.4 from P$40 in 2001. In 2002, daily oil sales volumes decreased slightly to 11.3 thousand barrels from 11.6 thousand barrels in 2001, reflecting the field natural decline.

          In Ecuador, net sales totaled P$28 million in 2002 compared to P$3 million in 2001. Sales in 2002 were attributable to the start-up of production at the Palo Azul field, in Block 18, upon approval of the development plan, which added sales of P$16 million. In addition, management works were performed in the amount of P$12 million.

          Gross profit and gross margin. Gross profit for this business segment increased P$413 million or 53% to P$1,192 million in 2002 from P$779 million in 2001 as a result of the Argentine peso devaluation. Gross margin increased to 43.1% in 2002 from 40% in 2001.Despite the effects of the devaluation on our operations outside Argentina, lifting costs only increased 34.7% to P$7.95 per barrel in 2002 from P$5.9 in 2001. During 2002, we continued to reduce costs by optimizing our operations.

          Administrative and selling expenses. Administrative and selling expenses for this business segment increased P$56 million or 33.7% to P$222 million in 2002 from P$166 million in 2001 as a result of the Argentine peso devaluation effect on foreign operations expenses.

          Exploration expenses. Exploration expenses increased P$17 million or 41.4% to P$58 million in 2002 from P$41 million in 2001. During 2002, drilling activities at the Chontayacu well at Block 18 in Ecuador were completed but proved to be unsuccessful. In addition, 238 km of 2D seismic lines were shot at Block 31. In Argentina and Peru, investments attributable to the Chiripá Well in the Santa Cruz II Oeste area and to the Mashansha Well at Lot 35 were charged to income, but no reserves were found.

          Equity in operating earnings of affiliates. Equity in operating earnings of affiliates increased P$13 million or 38.8% to P$25 million in 2002 from P$18 million in 2001. Equity in earnings of Petrolera Perez Companc S.A. increased to P$23 million compared to P$12 million reflecting the effect of the Argentine peso devaluation on sales prices.

          Other operating income, net. Other operating income recorded a P$20 million loss in 2002 mainly attributable to liabilities for environmental remediation and the sale of fixed assets. In 2001, net operating income accounted a P$4 million loss, due mainly to discontinued projects

Petrochemicals

          Operating income. Operating income for this business segment increased P$204 million or 329% to P$266 million in 2002 from P$62 million in 2001, primarily due to the significant recovery of marketing margins, especially styrenics margins, and to increased styrene, polystyrene and rubber sales volumes. In addition, the changes in the fertilizers sales mix boosted operating income since the sale of products with a higher added value was prioritized.

          Net sales. Net sales for this business segment, including intersegment sales increased P$431 million or 53% to P$1,237 million in 2002 from P$806 million in 2001.

          Styrene and polystyrene—Argentina. Sales of styrene and polystyrene increased P$155 million or 53.8% to P$444 million from P$289 million in 2001 (including exports to Innova in the amount of P$25 million and P$9 million, respectively). Sales prices of styrene, polystyrene and rubber prices increased 72%, 37% and 36%, respectively. Sales volumes recorded a 5% increase, boosted by a 41% increase in exports, which offset the 13% drop in local sales. Styrene sales volumes rose 9%, boosted by a 183% increase of exports, principally to Brazil and Chile, thus confirming our leading position in the styrene market in the Mercosur. Local sales dropped 28% due to the impact of the strong Argentine recession during the year. Polystyrene sales volumes increased 10% due to a 45% record increase in exports, the main destinations being neighboring countries, especially Brazil and Chile, the United States and Europe, while local sales dropped 12%. Total rubber sales volumes increased approximately 8% boosted by the 15% increase in exports (setting another record for the Company), mainly to Brazil, Chile and Peru, offset by reduced local sales (6%). Tax on exports applied in April 2002 accounted for a P$6 million income reduction in 2002.

          Styrene and polystyrene—Brazil. Sales of styrene and polystyrene increased P$262 million or 88.8% to P$558 million from P$295 million in 2001, primarily due to the increase in styrene and polystyrene international prices which recorded 88% and 61% increases, respectively, compared to 2001. In addition, Innova’s low-cost producer nature as well as the plant’s strategic location and the effective business management helped extend the client base in Brazil and generate a 25% increase in styrene volumes sales. With a 2.8% rise in the local market share, the increased trading activity allowed us to consolidate our leading position in the Brazilian market.

Polystyrene sales volumes were slightly higher than those in 2001. A 188% increase in exports compared to 2001, mainly attributable to the consolidation of commercial relations in South Africa and sales to the United States, favorably offset the 11% drop in local sales. Overall performance acquires significance within a market characterized by increasing competitive pressures as a result of a substantial increase in the total installed production capacity.

          Fertilizers. Net sales increased P$30 million or 13% to P$261 million from P$231 million mainly as a result of a 33% price increase on account of the passing through of increased input costs and of the change in the sales mix. Total sales volumes fell 15.4% compared to 2001, in line with the Argentine market shrinkage. In addition, during 2002 we set up a more selective sale strategy aimed at prioritizing the quality of our client portfolio and maximizing marketing margins. Along these lines, sales volume of products manufactured increased 21%, while resale dropped 58%.

          Gross profit and gross margin. Gross profit increased P$209 million or 138.4% to P$360 million in 2002 from P$151 million in 2001. Gross margin on sales increased to 29.1% from 18.7%. In 2002 international and local margins were significantly higher than in 2001, boosted by an increased demand from Asia, in addition to operating problems that affected the performance of plants located in the United States and Europe. Within this scenario, the differential of international prices between crystal polystyrene (South East Asia) and the mix of benzene/ethylene raw materials (U.S. Gulf Coast) increased 64%, and the differential between styrene (U.S. Gulf Coast) and the mix of benzene/ethylene raw materials (U.S. Gulf Coast) increased 330%. In line with the international price trend, polystyrene and styrene marketing spreads increased 27% and 81% in Argentina, and 51% and 129% in Brazil, respectively. In addition, because of the peso devaluation, Argentina’s operations gained international competitiveness due to the relative importance of its fixed production costs.

          Administrative and selling expenses. Administrative and selling expenses increased P$27 million or 28.7% to P$121 million from P$94 million due to the Argentine peso devaluation effects on Brazilian operations.

          Equity in operating earnings of affiliates. Equity in earnings of Petroquímica Cuyo increased P$13 million to P$16 million in 2002 from P$3 million in 2001. This improvement results from the increase in polypropylene marketing margin (59.9%), in line with increased international margins, and the 5.3% increase in sales volume due to a 113% increase in exports.

          Other operating income. Other operating income recorded P$11 million and P$2 million gains in 2002 and 2001, respectively. Fiscal year 2002 income is attributable to the collection of an insurance compensation for a loss occurred at the ethyl benzene plant and to certain tax credits from operations in Brazil.

Refining

          Operating income. Operating income increased P$15 million or 51.7% to P$44 million in 2002 from P$29 million in 2001, mainly as a result of the increased profitability of Refinor’s operations.

          Net sales. Net sales of refinery products, including intersegment sales, increased P$219 million or 28.1% to P$998 million in 2002 from P$779 million in 2001, boosted by increased prices and higher export volumes which partially offset the strong shrinkage in the domestic market. In 2002 the average sales price of diesel oil, gasolines, heavy products, benzene, paraffins, aromatics and asphalts increased 23.1%, 7.3%, 58.5%, 108%, 55.4%, 30.5% and 24%, respectively. Total sales volumes remained unchanged compared to 2001. There was, however, a change in the mix of products sold, aiming to prioritize the optimization of contribution margins, as well as in marketing channels. Along these lines, exports increased 171%, capitalizing on the improved competitiveness of Argentine production after the devaluation, while local sales dropped 30% due to the domestic market shrinkage and the lack of profitability.

          Taxes on exports applied in April 2002 accounted for a P$14 million lower income in 2002.

          During 2002, gasoline and diesel domestic demand dropped 12% and 8%, respectively. The recession in the Argentine market in addition to the strong tax incidence on final prices of these products had a negative impact.

This, in turn, encouraged a strong growth in alternative products such as CNG. Total diesel sales volumes decreased 16.3%, with a 35% domestic market shrinkage, offset by a 416% increase in exports to bordering countries, especially to Paraguay. Total gasoline sales volumes dropped 2.7%, reflecting the domestic market behavior. However, our market share slightly increased to 2.9% in 2002 from 2.8% in 2001.

          Aromatics sales volumes rose 3.4% on account of increased exports that rose 144%, mainly to bordering countries and the United States, offset by a 15% drop in the domestic market. Sales volumes of the reformer plant products decreased 5.6% due to reduced local sales (22%), offset by a 503% increase in exports. Sales volumes of paraffinic products increased 34.5% due to the 90% rise in export volumes, mainly to the United States and bordering countries, offset by reduced local sales (20%). Sales volumes of heavy products increased 46.1% due to the 150% increase in volumes exported to the United States and bordering countries, offset by reduced local sales (46%). Asphalts sales volumes dropped 46.4%, with a 60% market shrinkage, and the market share decreased to 17% from 21% in 2001. Sales to the domestic market influenced by the interruption of most public works recorded a 65% drop, offset by exports to Bolivia and Paraguay which increased 194% compared to 2001. We set a new record on asphalt exports.

          Gross profit and gross margin. Gross profit for this business segment dropped P$11 million or 14.5% to P$65 million in 2002 from P$76 million in 2001. Gross margin decreased from 9.8% in 2001 to 6.5% in 2002.

          In 2002, the refining spread per barrel (average sales price less crude oil cost) decreased to P$18.1 or 22.3% from P$23.3. The average price of crude oil increased to P$78/bbl or 36.8% from P$57/bbl in 2001, reflecting the impact of the Argentine peso devaluation. The international reference price remained at an average of U.S.$26/bbl, equivalent to the average recorded in 2001. Express Argentine Government initiatives and the gradual drop in the activity level curbed the passing through of increased crude oil costs to sales prices. Sales prices only increased an average of 28%, thus resulting in the before-mentioned deterioration of the spread per barrel.

          In line with the strategy designed to maximize product contribution margins through the optimization of crude oil volumes processed, mainly capitalizing on lower refined product export tax rates compared to crude oil rates, crude oil volumes processed in 2002 averaged 27.1 thousand barrels per day, 6% higher than in 2001.

          Administrative and selling expenses. Administrative and selling expenses for this business segment decreased P$11 million or 18.6% to P$48 million in 2002 from P$59 million in 2001, mainly due to the fact that expenses increased significantly below inflation levels.

          Equity in operating earnings of affiliates. Equity in operating earnings of affiliates increased P$18 million or 72% to P$43 million from P$25 million in 2001. Equity in earnings of Refinor increased P$16 million to P$33 million from P$17 million in 2001, mainly due to increased export refining spreads. Export prices of diesel and gasolines increased 59% and 86%, respectively. Local LPG, diesel and gasoline prices increased 8.8%, 13.4% and 9.2%, respectively. Domestic LPG, diesel and gasoline sales volumes increased 14.5%, 2.8% and 12.6%, respectively. The execution of an active trade policy allowed for a significant growth in the influence area market, thus offsetting the Argentine market consumption shrinkage. Equity in earnings of EBR recorded P$10 million and P$8 million gains in 2002 and 2001, respectively. This improvement is mainly attributable to the acquisition of an additional 19% interest and to Argentine peso devaluation, since both fiscal years have similar operating results in their source currency.

          Other operating expenses. Other operating expenses recorded P$16 million and P$13 million losses in 2002 and 2001, respectively. The under-absorption of fixed costs imposed by the optimization policy of crude oil volumes processed accounted for P$10 million losses in both fiscal years. In addition, P$5 million liabilities for environmental remediation costs were recorded in 2002.

Electricity

          Operating income. Operating income for this business segment dropped P$221 million or 75% to P$73 million in 2002 from P$294 million in 2001. In 2002, we reported equity in earnings of Citelec as non-operating income, and did not segregate the respective operating portion of the same. (See “Situation of Interest in Utility

Companies.”) Fiscal year 2001 includes a P$53 million gain from equity in earnings of Citelec. In addition, due to the divestment of Conuar (nuclear fuel elements) in October 2002—see “Divestment of non-core assets”—fiscal year 2002 includes Conuar’s results for a nine-month period. Excluding both effects, operating income dropped P$156 million to P$62 million in 2002 from P$218 million in 2001.

          Within the current economic context, the business segment’s margins were significantly affected by the Public Emergency Law provisions. In such respect, pesification of tariffs and contracts within an inflation and devaluation scenario adversely affected the business segment’s operating performance.

          Net Sales. Net sales in the electricity business segment decreased P$113 million or 31.6% to P$245 million from P$358 million. Net sales of electricity generation decreased P$69 million or 26.3% to P$193 million from P$262 million in 2001. Net sales of nuclear fuel elements and other products totaled P$42 million and P$83 million in 2002 and 2001, respectively.

          Net sales attributable to the Genelba Power Plant dropped P$39 million or 19.7% to P$159 million in 2002 from P$198 million in 2001 reflecting a drop in energy prices, which was partially offset by increased sales volumes. The average monomic price of energy and power delivered dropped 32.3% accounting for P$33.7 per MWh and P$49.8 per MWh, respectively, mainly due to pesification and a 6% demand shrinkage. In 2002, energy deliveries increased by 18.9% to 4,731 GWh from 3,979 GWh in 2001, with plant factors of 70.9% and 59.8%, respectively. The increased volume was mainly attributable to: (i) non-restriction of fuels during 2002; (ii) higher operating availability; and (iii) higher dispatch to the network, due to a timely and flexible operation and the effects of regulatory changes that improved the Power Plant’s competitiveness. In 2002, Genelba Power Plant operating availability was 95.4%, 3.3% higher than in 2001, as a result of compliance with works scheduled in the technical maintenance program for equipment.

          Net sales attributable to Pichi Picún Leufú dropped P$30 million or 46.9% to P$34 million in 2002 from P$64 million in 2001 as a consequence of the combined effect of lower sales prices and a slight drop in sales volumes, to 1,240 GWh from 1,313 GWh, determined by the high water levels recorded in 2001. The average monomic price of energy and power delivered dropped 32.3% accounting for P$23.3 per MWh and P$36.2 per MWh, respectively, mainly due to pesification of prices. On account of the application of the Energy Support Price Method and by virtue of the prices recorded in both fiscal years and their future estimates, we posted P$5 million and P$17 million gains, respectively, in both years.

          Gross profit and gross margin. Gross profit for this business segment dropped P$60 million or 54.0% to P$51 million in 2002 from P$111 million in 2001. Gross margin declined to 20.8% from 31.0%, mainly as a result of reduced prices of electricity generation on account of the before-mentioned provisions of the Public Emergency Law. Gains recorded on account of the application of the support price method for energy generated in the Pichi Picún Leufú Complex mitigated the significant price drop.

          Administrative and selling expenses. Administrative and selling expenses for this business segment totaled P$15 million in both years. Lower expenses due to Conuar’s divestment were offset by allowances for customers’ bad debts.

          Equity in operating earnings of affiliates. Equity in operating earnings of affiliates for this business segment decreased P$142 million or 90.4% to P$15 million in 2002 from P$157 million in 2001. Fiscal year 2001 includes a P$53 million gain from equity in earnings of Citelec. See Operating income.

          Equity in earnings of Distrilec dropped P$84 million or 90% to P$9 million from P$93 million in 2001 as a consequence of the impact of the Public Emergency Law provisions that generated a strong asymmetry between Edesur’s fixed revenues and increased production costs and expenses, due to the Argentine peso devaluation and the effects of inflation. Sales revenues dropped approximately 45% to P$1,060 million from P$1,936 million, boosted by the combined effect of reduced prices on account of tariff freezing and a 6% contraction in energy demand. Costs and expenses dropped 36% in constant money on account of the significant participation of peso-denominated components.

          Equity in earnings of Yacylec decreased P$5 million or 45% to P$6 million from P$11 million. Such drop was attributable to the impact caused by the Public Emergency Law provisions.

          Other operating income-net. Other operating income-net decreased P$19 million or 46.3% to P$22 million from P$41 million, mainly as a consequence of lower advisory services fees rendered to Edesur’s technical operator, which accounted for income of P$22 million in 2002 compared to P$37 million in 2001.

Hydrocarbon Marketing and Transportation

          Operating income. Operating income for the hydrocarbon marketing and transportation business segment decreased P$242 million or 89.6% to P$28 million in 2002 compared to P$270 million in 2001. In 2002, we reported equity in earnings of TGS as non-operating income, and did not segregate the respective operating portion of the same. (See “Situation of Interest in Utility Companies.”) The 2001 fiscal year includes a P$211 million gain derived from direct and indirect interest in TGS.

          Company’s own operations. On account of a reformulation of the liquid processing business segment, as from 2002 such activities are developed by the Oil and Gas Exploration and Production business segment. In 2001, sales revenues amounted to P$50 million and operating income totaled P$14 million. Excluding such effects, operating income from our own operations decreased P$1 million to P$3 million in 2002 from P$4 million, and sales revenues dropped P$17 million to P$16 million from P$33 million in 2001, mainly due to the deterioration of the price of gas sold in the domestic market and the drop in oil operations, partially offset by improved prices resulting from the Argentine peso devaluation.

          Equity in operating earnings of affiliates. Equity in operating earnings of Oldelval decreased to P$12 million in 2002 from P$20 million in 2001, mainly due to the combined effect of reduced prices (18%) and a 16.5% drop in crude oil volumes transported to 60.8 million barrels from 72.8 million barrels in 2001, resulting from the combined effect of the Neuquen Basin fields natural decline and increased exports to Chile, transported through the Trasandino Oil Pipeline. In addition, equity in operating earnings of Termap, which was sold in October 2001, contributed a P$4 million gain in 2001.

          Other operating expenses. In relation to advisory services provided to TGS’s technical operator, we posted P$13 million and P$17 million income in 2002 and 2001, respectively.

Other Investments

          Operating income. Operating income from other investments totaled P$77 million in 2002 compared to P$41 million in 2001. During 2002, divestments of the forestry business and shareholdings in Pecom Agra S.A., Pecom Agropecuaria and Cerro Vanguardia were executed. We estimate that no significant results will be recorded in the future in this business unit.

Corporate and Other Discontinued Investments

          Administrative and selling expenses for the corporate center decreased P$32 million to P$112 million in 2002 from P$144 million in 2001. The decline is largely a result of the adjustment of certain costs at a significantly lower rate than the general wholesale inflation rate, as well as a number of cost-saving measures we implemented during 2002.

          Perez Companc’s Historical Results of Operations for the Year Ended December 31, 2001 Compared to Perez Companc’s Pro Forma Results of Operations for the Year Ended December 31, 2000

          Net income. Net income decreased P$392 million or 64% to P$214 million in 2001 from P$606 million in 2000. Net income in 2001 was significantly affected by (i) a decrease in other non-operating (expenses) income, net, which accounted for a loss of P$28 million in 2001 compared to a gain of P$131 million in 2000, (ii) a P$109 million or 31.2% increase in financial expenses (income) and holding losses (gains), (iii) an increase in income tax provision of P$92 million and (iv) a P$29 million or 3% decrease in operating income.

          Net sales. Net sales increased P$183 million or 5.4% to P$3,557 million in 2001 from P$3,374 million in 2000. The increase in net sales was primarily attributable to (i) a P$207 million increase in sales of oil and gas to third parties due to increased sales volumes as a result of the significant investments made, (ii) a P$44 million increase in sales of refined products to third parties due to increased sales volumes and (iii) small increases in net sales in our electricity and hydrocarbon marketing and transportation businesses, offset in part by small decreases in net sales in our petrochemical and other business segments.

          Gross profit and gross margin. Gross profit increased P$60 million or 5.5% to P$1,143 million in 2001 from P$1,083 million in 2000, due primarily to a P$100 million increase in gross profit in our oil and gas exploration and production business as a result of increased sales volumes of oil and gas, offset in part by decreased prices for crude oil and higher depreciation costs. This increase was also offset in part by a P$45 million decrease in gross profit in our petrochemicals business due to significant price declines in styrene and polystyrene as a result of reduced demand due to the global recession. Gross profit for our other business segments remained relatively unchanged.

          Operating income. Operating income decreased by P$29 million or 2.5% to P$1,128 million in 2001 from P$1,157 million in 2000. This decrease is attributable to a significant drop in commodity prices, in particular for styrene and polystyrene, which was offset in part by significant increases in sales volumes, in particular in sales volumes of oil and gas. In addition, our operating expenses were affected by a P$83 million increase in administrative and selling expenses due to an increase in sales volumes and the implementation of programs aimed at integrating our businesses and promoting efficiency, the promotion of the Pecom brand, the launch of our e-commerce initiatives and a P$26 million increase in exploration expenses in line with our strategy of maintaining our reserve replacement ratio. This effects were partially offset by a P$60 million increase in gross profit.

          Equity in non-operating earnings of affiliates. Equity in non-operating earnings of affiliates accounted for a P$288 million loss in 2001 compared to a P$281 million loss in 2000.

          Financial income (expenses) and holding gains (losses), net. Net financial expenses increased P$109 million or 31.2% to an expense of P$452 million in 2001 from an expense of P$343 million in 2000. The increase in net expenses is primarily attributable to: (i) an increase of P$90 million or 28.2% in net interest expense due to an increase in average indebtedness in order to finance the significant investments made, which was offset slightly by a decrease in the average rate of interest charged for such indebtedness due to a decrease in the LIBO rate and (ii) an increase of P$9 million in financial expenses related to the issuance of indebtedness and banking fees in connection with the replacement of certain collateral with letters of credit. In addition, in 2000 we had financial income of P$13 million related to holding gains on stock which did not recur in 2001. The increase in financial expenses in 2001 was offset in part by a decrease of P$16 million in taxes on indebtedness due to a progressive decrease in the tax rate. This tax is scheduled to end in June 2002.

          Other non-operating income (expense), net. Other non-operating income (expense), net declined P$159 million, accounting for a loss of P$28 million in 2001 compared to a gain of P$131 million in 2000. In 2001, other non-operating expenses, net was made up primarily of the following: (i) a P$201 million loss from the impairment of our investment in CIESA. See Economic and Political Developments in Argentina—Situation of Interest in Utilities Companies, (ii) a loss of P$65 million realized on the sale of our interest in the Pampa del Castillo – La Guitarra area and Terminales Maritimas Patagónicas, (iii) an expense of P$15 million related to the tax on banking transactions and (iv) a gain of P$249 million realized in connection with our February 2001 asset swap transaction. In 2000, other non-operating income, net was made up primarily of the following: (i) a gain of P$103 million realized on the sale of San Antonio, (ii) a gain of P$24 million from the reversal of certain contingency reserves.

          Income tax provision. Income tax provision was P$133 million in 2001 compared to P$41 million in 2000. Income tax provision for 2001 includes a P$102 million impairment charge to write off the presumed minimum income tax.

Oil and Gas Exploration and Production

          Operating income. Operating income for this segment increased P$43 million or 7.9% to P$586 million in 2001 from P$543 million in 2000. This increase was primarily due to increased production volumes as a result of increased capital expenditures. We have made significant capital expenditures in recent years. During the 1999-2001 period, capital expenditures in the oil and gas exploration and production business segment totaled P$3,142 million, representing 74% of total investments over this period. During 2001, we implemented an ambitious capital expenditure plan for our oil and gas exploration and production business, with capital expenditures totaling P$1,569 million for the year. These investments were mainly focused on improving production and reservoirs through drilling, secondary recovery and workover activities, as well as on exploration and infrastructure projects. In addition, we acquired Ecuadortlc S.A. for total consideration of P$200 million

          Net sales. Net sales for this segment increased P$375 million or 34.7% to P$1,944 million in 2001 from P$1,569 million in 2000. Excluding intersegment sales, net sales increased P$207 million or 16.4% to P$1,473 million in 2001 from P$1,266 million in 2000. The significant increase in net sales is attributable to a 34.7% significant increase in sales volumes of oil and gas to 183.6 thousand of barrels of oil equivalent (BOE) per day from 136.3 million BOE per day.

          During 2000, average crude oil price, including the effects of hedging activity, for crude oil (1) freely available to us and (2) that we extracted under service contracts with pricing mechanisms determined by reference to international prices decreased P$1.75 or 4.3% to P$38.4 per barrel in 2001 from P$40.15 per barrel in 2000. The opportunity cost resulting from the implementation of our hedging strategy resulted in a P$338 million decline in net sales in 2001 compared to a P$493 million decline in net sales in 2000.

          Net Sales in Argentina

          Net sales of oil and gas in Argentina increased P$295 million or 32.2% to P$1,209 million in 2001 from P$914 million in 2000. Excluding intercompany sales, net sales of oil and gas in Argentina increased P$116 million or 18.9% to P$727 million in 2001 from P$611 million in 2000. Sales volumes of oil and gas increased by 43.8% to an average of 112.9 thousand barrels of oil equivalent per day in 2001 compared to 78.5 thousand barrels of oil equivalent per day in 2000.

          Sales of oil in Argentina increased P$203 million or 26.6% to P$967 million in 2001 from P$764 million in 2000. Average crude oil prices, net of discounts, decreased P$0.9 or 2.2% to P$40.3 per barrel in 2001 from P$41.2 per barrel in 2000. Deliveries of crude oil were increased 29.8% to 65.8 thousand barrels per day in 2001 from 50.7 thousand barrels per day in 2000. The increase in crude oil sales volume is attributable to (i) the consummation of our asset swap transaction, which increased production by 8.6 thousand barrels per day, (ii) the acquisition of a 41% interest in the Santa Cruz I field in September 2000 and (iii) improved extraction of crude oil as a result of aggressive drilling and the reactivation of production areas. See “—Concentration of Oil and Gas Production at Austral and Neuquén Basins.”

          Sales of gas in Argentina increased P$89 million or 56.7% to P$246 million in 2001 from P$157 million in 2000. The daily volume of gas sold increased by 116.2 million cubic feet or 69.7%, to 282.9 million cubic feet in 2001 from 166.7 million cubic feet in 2000 primarily due to (i) new production from our acquisition in September 2000 of the Santa Cruz I area, which added approximately 22 million cubic feet per day in 2001 and (ii) the February 2001 asset swap transaction, which added 104 million cubic feet per day. The average price of gas decreased to P$2.38 per thousand cubic feet in 2001 from P$2.6 per thousand cubic feet in 2000 due to increased supply from the Austral basin.

          Net Sales Outside of Argentina

          Net sales of oil and gas outside Argentina increased P$80 million or 12.7% to P$735 million in 2001 from P$655 million in 2000 as a result of an increase in sales volume. Sales volume of oil and gas increased by 22.3% to an average of 70.7 thousand BOE per day in 2001 compared to 57.8 thousand BOE per day in 2000 primarily due to increased production in Venezuela.

          In Venezuela, net sales increased P$99 million or 26.7% to P$470 million in 2001 from P$371 million in 2000 as a result of increased sales volume. Average daily sales volume of oil increased 27.8% to 46.3 thousand barrels in 2001 from 36.2 thousand barrels in 2000 as a result of intensive drilling and workover activities, and the development of new wells. The average price per barrel increased slightly to P$27.5 in 2001 from P$27.3 in 2000.

          In Bolivia, net sales increased P$19 million or 30.2% to P$82 million in 2001 from P$63 million in 2000 due to an increase in sales volume of oil and gas. Sales volume increased to an average of 7.8 thousand BOE per day in 2001 from 5.7 thousand BOE per day in 2000, due to successful workover activities which improved extraction and increased gas exports to Brazil.

          In Peru, net sales decreased P$41 million or 18.5% to P$180 million in 2001 from P$221 million in 2000. The decrease in net sales is attributable to a decrease of 12.0% in the average price per barrel of crude oil to P$40 in 2001 from P$45.4 in 2000. Crude oil daily volumes delivered decreased slightly to 12.9 thousand BOE per day in 2001 from 13.7 thousand BOE in 2000 due to the natural decline of the field.

          Gross profit and gross margin. Gross profit for this business segment increased P$100 million or 14.7% to P$779 million in 2001 from P$679 million in 2000, due to the substantial increase in sales volumes previously described. However, gross margin decreased to 40.0% in 2001 from 43.3% in 2000 as a result of lower average oil prices and an increase in cost of sales resulting from an increase of P$170 million in depreciation charges, in line with the substantial increase in our capital expenditures during the previous year. Lifting costs remained constant at P$5.9 per barrel, which continues to place us as one of the industry’s leaders in terms of lifting costs. During 2001, we continued to reduce costs by optimizing our operations and increasing production of gas, which has lower lifting costs. These efficiency gains were offset by increased costs associated with our gas re-injection activities in Venezuela and the commencement of operations in Block 18 in Ecuador.
          Administrative and selling expenses. Administrative and selling expenses for this business segment increased P$24 million or 16.9% to P$166 million in 2001 from P$142 million in 2000 due to the significant increase in sales volumes.

          Exploration expenses. Exploration expenses for this business segment increased P$26 million to P$41 million in 2001 from P$15 million in 2000 in line with our strategy of maintaining our reserve replacement ratio. In 2001 362 Km2 of 2-D seismic lines were shot in Block 31 in Ecuador and 251 Km2 of 3-D seismic lines were shot in the Santa Cruz II area of Argentina. In addition, three exploratory wells were charged to expenses after further seismic data revealed that those wells would not be productive.

          Equity in operating earnings of affiliates. Equity in operating earnings of affiliates for this business segment decreased P$10 million to P$18 million in 2001 from P$28 million in 2000. Equity in earnings of Petrolera Perez Companc declined P$8 million mainly due to a 21.5% decline of average crude oil price, to P$50.43 per barrel in 2001. In addition, equity in earnings of Andina, divested in 2001, accounted for a gain of P$4 million in 2000.

          Other operating expenses-net. Other operating expenses-net for this business segment was P$4 million in 2001 compared to P$7 million in 2000 due mainly to discontinued projects in each year.

Petrochemicals

          Operating income. Operating income for this business segment decreased P$48 million or 43.6% to P$62 million in 2001 from P$110 million in 2000. Operating income decreased significantly as a result of a significant decrease in styrene and polystyrene margins and, to a lesser extent, a decrease in sales volume for styrene in Argentina. The decrease in margins and reduced Argentine sales volume of styrene was offset in part by an increase in sales in Brazil as a result of the commencement of commercial production of polystyrene at Innova in October 2000.

          Net sales. Net sales for this business segment, including intersegment sales, remained relatively unchanged. Net sales decreased P$56 million or 6.5% to P$806 million in 2001 from P$862 million in 2000.

          Styrene and Polystyrene—Argentina. Sales of styrene and polystyrene decreased P$84 million or 22.2% to P$289 million in 2001 from P$373 million in 2000. The decrease is due to both a decrease in sales volumes and a decrease in prices for these products. Domestic sales volumes of styrene and polystyrene decreased 15.0% and 5.0%, respectively. Export sales volumes also decreased. The significant decrease in sales volumes is attributable to the Argentine recession, reduced exports to Brazil after the start of operations at Innova and the stronger than normal export sales in 2000 due to the high international prices for these products. However, exports sales volumes to Chile and certain Mercosur nations increased in 2001. Prices for styrene and polystyrene decreased by 21% and 19%, respectively.

          Styrene and Polystyrene—Brazil. Sales of styrene and polystyrene increased P$62 million or 26.1% to P$295 million in 2001 from P$233 million in 2000, due to a significant increase in sales volumes which were offset in part by a significant decrease in sales prices. The start of commercial production of polystyrene by Innova in October 2000 resulted in an increase in sales volumes from 35.0 thousand tons in 2000 to 102.0 thousand tons in 2001. Styrene sales volumes increased 21.7% from 60 thousand tons in 2000 to 73 thousand tons in 2001. In 2001, prices for styrene and polystyrene declined 32.0% and 30.0%, respectively. Internationally, prices for styrene and polystyrene declined 38.0% and 34.0%, respectively.

          Fertilizers. Net sales decreased to P$231 million in 2001 from P$277 million in 2000. Sales volumes decreased 5.2% due to (i) poor weather conditions affecting Argentina’s main agricultural area in the fourth quarter of 2001 and (ii) the implementation of a marketing strategy focused on maximizing margins and prioritizing higher-quality customers. Because of the latter initiative, sales volumes for value-added products with higher margins increased by 4.0% in 2001.

          Gross profit and gross margin. Gross profit for this business segment decreased P$45 million or 23% to P$151 million in 2001 from P$196 million in 2000. Gross margin decreased to 18.7% in 2001 from 22.7% in 2000. Gross profit and margins decreased due mainly to the significant decrease in margins for styrene and polystyrene attributable to the reduced prices for these products as a result of the global recession. Polystyrene margins decreased 25% to P$1,095 per ton in Argentina and 38% to P$853 per ton in Brazil while styrene margins decreased 27% to P$624 per ton in Argentina and 51% to P$415 per ton in Brazil. Although cost of sales declined as a result of a decrease in crude oil, such declines did not outpace the decline in prices due to the decline in demand.

          Administrative and selling expenses. Administrative and selling expenses remained relatively unchanged. These expenses were P$94 million in 2001 and P$92 million in 2000. Increased costs due to increased sales volumes were offset by cost savings from the devaluation of the Brazilian currency.

Refining

          Operating income. Operating income decreased to P$29 million in 2001 from P$37 million in 2000. However, operating income for 2000 included a hedging gain of P$41 million.

          Net sales. Net sales of refinery products, including intersegment sales, increased P$48 million or 6.6% to P$779 million in 2001 from P$731 million in 2000 due mainly to increased sales volumes offset in part by a decrease in prices. The prices for diesel oil and gasoline declined slightly, while prices for aromatics declined 7.0% and prices for heavy products declined 13%. Total volume of crude oil processed at our refinery increased 4.9% to 25.5 thousand barrels per day in 2001 as we chose to process more of our crude oil in order to maximize our margins by capitalizing on better margins for refined products due to the decline in crude oil prices.

          We experienced the following changes in sales volume during 2001: a 30.0% increase in asphalt due to increased market share, a 29.8% increase in refined plant products due to increased foreign demand, a 28.1% increase in aromatics due to changes in the composition of gasoline, an 8.0% increase in diesel oil as a result of increased trucking in the location of our retail network due to a record soybean harvest, a 6.5% decline in gasoline sales volume due to the effect of the Argentine recession on travel and increased CNG consumption and a 27.0% decline in kerosene sales volume due to higher than normal temperatures.

          Gross profit and gross margin. Gross profit for this business segment increased P$4 million or 5.6% to P$76 million in 2001 from P$72 million in 2000 due to increased sales margins. Gross margin remained unchanged at 9.8%. The spread between average sales price and crude oil cost increased by 38.7% in 2001 to P$23.2.

          Administrative and selling expenses. Administrative and selling expenses for this business segment increased P$20 million or 51.3% to P$59 million in 2001 from P$39 million in 2000. The increase in administrative and selling expenses resulted from the expansion of our retail gas station network, increased sales volumes and, to a lesser extent, from increased allowances for bad debts.

          Equity in operating earnings of affiliates. Equity in operating earnings of affiliates was P$25 million in 2001 compared to P$13 million in 2000. The increase was mainly attributable to an increase of P$6 million in equity in earnings of Empresa Boliviana de Refinación due to higher margins resulting from lower prices paid for crude oil, and P$6 million in equity in earnings in Refinor.

          Other operating expenses, net. Other operating expenses, net was P$13 million in 2001 and P$9 million in 2000 due mainly in both years to the reclassification under Argentine GAAP as other operating expenses of fixed costs related to unused capacity at our refinery.

Electricity

          Operating income. Operating income for this business segment increased P$17 million or 6.1% to P$294 million in 2001 from P$277 million in 2000.

          Net sales. Net sales in the electricity business segment increased P$13 million or 3.8% to P$358 million in 2001 from P$345 million in 2000 due primarily to an increase of P$22 million in sales of nuclear fuel elements offset by a decrease of P$9 million in electricity generation sales.

          Electricity generation. Net sales from electricity generation declined P$9 million or 3.3% to P$262 million in 2001 from P$271 million in 2000. Net sales attributable to the Genelba power plant decreased P$27 million or 12% to P$198 million in 2001 from P$225 million in 2000 due to a decrease in market prices and sales volume. Energy deliveries declined 4.4% to 3,979GWh in 2001 from 4,161GWh in 2000 due to higher marginal costs of dispatching energy to the network from our plant compared to nuclear and hydroelectric generators, which decreased the need for energy dispatched from our plant. Genelba operated at a 92.2% operating availability factor in 2001, an increase of 4% over 2000. Average monomic price of output, which is the spot price of energy at any given hour based on marginal cost of the last generator dispatched to supply electricity, and payments for capacity declined 6.5% to P$49.8 per MWh in 2001 from P$53.7 per MWh in 2000. Prices decreased as a result of increased water supplies used to power hydroelectric generators, increased energy from nuclear plants and decreased exports to Brazil. However, the plant’s flexibility in dispatching energy helped to mitigate a 14.8% decline in prices at the dispatch node.

          Net sales attributable to the Pichi Picún Leufú hydroelectric plant increased P$18 million or 39.1% to P$64 million in 2001 from P$46 million in 2000. Energy deliveries increased 33% to 1,313GWh in 2001 from 987 GWh in 2000 as a result of increased water supply in the Comahue area. Average price declined 20.2% to P$36.2 per MWh in 2001 from P$45.4 per MWh in 2000 due to restrictions on transportation capacity.

          As an incentive to constructing the Pichi Picún Leufú hydroelectric plant within the term of the concession and to ensure certain minimum profitability levels needed to make the investment viable, the Argentine government gave us P$55 million (hereinafter called the Fund), which we are required to return to the government at the end of ten years. However, we may keep all or part of such amount if energy prices remain substantially below levels that provide us with agreed upon returns on our investment. As a result of the decrease in prices experienced during 2001, we booked P$17 million in revenues relating to the Fund. In future periods, if prices increase to the point that we do not expect to be able to retain this portion of the Fund, we will need to decrease revenues by a corresponding amount.

          Nuclear fuel elements and other products. Net sales of nuclear fuel elements and other products increased P$22 million or 36.1% to P$83 million in 2001 from P$61 million in 2000. In 2000, operations were abnormally affected by delays in nuclear fuel element deliveries caused by temporary shutdowns at the Atucha and Embalse nuclear power plants, which reduced net sales for that year. Prices remained constant for both years.

          Gross profit and gross margin. Gross profit for this business segment increased slightly to P$111 million in 2001 from P$109 million in 2000 due to an increase in gross profit from sales of nuclear fuel elements offset by a decrease in gross profit in electricity generation. Gross margin decreased to 31% from 31.6% due to decreased margins for electricity generation offset by an increase in margins for nuclear fuel elements attributable to increased volume.

          Gross profit for electricity generation decreased P$6 million or 7.1% to P$79 million in 2001 from P$85 million in 2000, while gross margin decreased to 29.2% from 31.4%. Gross profit for nuclear fuel elements and other products increased P$9 million to P$26 million in 2001 from P$17 million in 2000, while gross margin increased to 31.3% from 27.9%.

          Administrative and selling expenses. Administrative and selling expenses for this business segment slightly increased to P$15 million in 2001 from P$13 million in 2000.

          Equity in operating earnings of affiliates. Equity in operating earnings of affiliates for this business segment increased P$9 million or 6.1% to P$157 million in 2001 from P$148 million in 2000.

          Equity in operating earnings of Distrilec increased P$6 million to P$93 million in 2001 from P$87 million in 2000. The increase in operating income is attributable the implementation of policies aimed at improving efficiency at Edesur, resulting in reduced costs and selling expenses. These gains were partially offset by a decrease in Edesur’s net sales in 2001. Edesur’s net sales decreased P$26 million or 1.3% to P$1,936 million in 2001 from P$1,962 million in 2000 as a result of a 6% decrease in sales prices offset in part by a 2.5% increase in electricity demand. Prices declined due to price adjustments by the regulatory authorities. Cost of sales declined due to decreased energy costs as a result of increased hydroelectric generation.

          Equity in earnings of Citelec increased P$3 million to P$53 million in 2001 from P$50 million in 2000. Equity in earnings of Yacylec increased to P$10 million in 2001 from P$9 million in 2000.

          Other operating income-net. Other operating income-net was P$41 million in 2001 compared to P$33 million in 2000. This increase is mainly attributable to advisory services rendered to Edesur’s technical operator, which accounted for income of P$37 million in 2001 compared to P$31 million in 2000.

Hydrocarbon Marketing and Transportation

          Operating income. Operating income for the hydrocarbon marketing and transportation business segment decreased P$18 million or 6.3% to P$270 million in 2001 from P$288 million in 2000.

          Net sales. Net sales for this business segment are attributable to sales from oil, gas and LPG trading and brokering operations and the processing and sale of natural gas liquids. Our gas processing operation furthers our goal of selling value-added products with higher margins. Net sales increased P$7 million or 9.2% to P$83 million in 2001 from P$76 million in 2000. Net sales from liquid processing activities increased to P$50 million in 2001 from P$28 million in 2000, with sales volumes increasing to 111,443 tons from 58,103 tons.

          Gross profit and gross margin. In 2001, gross margin increased to 26.3% from 20.0% in 2000 and gross profit was P$22 million in 2001 compared to P$15 million in 2000. A change in product mix more than offset a 10% drop in liquid prices, resulting in the improved results.

          Equity in operating earnings of affiliates. Equity in operating earnings of affiliates for this business segment declined P$18 million or 7.1% to P$235 million in 2001 from P$253 million in 2000.

          Equity in earnings of CIESA and TGS decreased P$9 million or 4.1% to P$211 million in 2001 from P$220 million in 2000. In 2001, CIESA’s operating results were significantly affected by its decision to record a loss corresponding to the reverse of net revenue accrued in 2001 and 2000, regarding the adjustments based on the PPI. Given the economic and political situation in Argentina, we do not expect that CIESA will ultimately be able to bill its clients for these PPI rate adjustments. This one-time charge more than offset improved operating results. In

2001 sales increased 12.9% to P$1,093 million from P$1,047 million in 2000. Net sales from regulated businesses increased to P$922 million in 2001 from P$838 million in 2000. Average firm transportation capacity increased to 60.7 MMm3/d in 2001 from 57.9 MMm3/d in 2000 due to the completion of the significant expansion of the transportation system and the effect of new transportation agreements which came into effect as of June 2000. Net sales from unregulated businesses increased 24% to P$260 million due to a restructuring of the LPG business. Sales volumes decreased due to a decrease in gas by-products that were able to be extracted by TGS as a result of a decrease in gas richness from the commencement of upstream gas by-product extraction projects by our competitors. We expect that gas richness will increase in future periods as a result of new supply agreements with producers of the Neuquén Basin, which will increase our production levels.

          Equity in earnings of Oldelval decreased to P$20 million in 2001 from P$28 million in 2000 mainly as a result of a 15% decrease in crude oil transported to 72.8 million barrels in 2001 from 86.4 million barrels in 2000 due to increased exports to Chile through the Oleoducto Transandino pipeline. Equity in earnings of Termap, which was sold in October 2001, totaled P$4 million in each year.

          Other operating income-net. Other operating income-net mainly related to advisory services rendered to TGS’s technical operator, decreased to P$17 million in 2001 from P$20 million in 2000.

Other Investments

          Operating income. Operating income from other investments increased P$26 million to P$41 million in 2001 from P$15 million in 2000.

          Farming and Forestry

          Operating income. Operating income for this division increased P$1 million to P$14 million in 2001 from P$13 million in 2000.

          Net sales. Net sales declined P$15 million or 12.5% to P$105 million in 2001 from P$120 million in 2000. Net sales in forestry declined P$4 million to P$46 million mainly due to reduced construction activity as a result of the Argentine recession and lower timber prices which resulted in a lower revaluation of our timber holdings. Net sales from the farming sector decreased by P$11 million or 15.7% to P$59 million due to declines in prices and livestock volumes as a result of the inability of Argentine producers to export their products due to foot and mouth disease in the cattle population and reduced income from agricultural activity due to a reduced wheat harvest.

          Gross profit and gross margin. In 2001, gross margin decreased to 10.5% from 18.3% in 2000 and gross profit was P$11 million in 2001 compared to P$22 million in 2000, as a result of lower timber and farming prices and reduced wheat harvest due to adverse weather conditions.

          Equity in operating earnings of affiliates. Equity in earnings of Pecom Agra, which we sold in 2002, increased to P$28 million 2001 from P$11 million in 2000.

          Mining

          Equity in operating earnings of affiliates. Equity in operating earnings of Cerro Vanguardia increased P$3 million to P$27 million in 2001 from P$24 million in 2000 primarily due to cost savings from operating reorganizations and marketing changes. Cerro Vanguardia’s net sales remained constant at P$225 million. Sales volume of gold and silver totaled 289,504 ounces and 2,016,774 ounces in 2001, and 295,639 ounces and 1,609,784 ounces in 2000, respectively.

Corporate and Other Discontinued Investments

          Administrative and selling expenses for the corporate center increased P$31 million to P$144 million in 2001 from P$113 million in 2000 due mainly to the amortization of e-commerce projects, costs related to the launch of the Pecom brand, the development of policies designed to optimize administrative and systems procedures, minor corporate reorganizations and accrual of the long-term incentive plan.

B.	Liquidity and Capital Resources

          The ability of Argentine companies to access bank loans and capital markets over the last few years has been affected by the economic recession and political instability in Argentina. The size and complexity of the Argentine crisis by the end of 2001 significantly affected the liquidity, creditworthiness and profitability of most Argentine companies and severely limited their ability to access foreign and Argentine financial markets in the near and medium term. The difficulties in accessing medium- and long-term borrowings resulted in a significant shortening of medium-term maturities of our debt stocks.

          We have consistently maintained high levels of liquidity as a way to reduce financial risks and provide flexibility to overcome the difficult conditions and high volatility of Argentine financial markets and of emerging capital markets as a whole.

          In 2002, as a consequence of the Argentine government’s default on most of its financial obligations, the deepening recession and an unprecedented political instability, our liquidity was materially affected. The crisis limited our ability to renew short-term lines of credit and the current portion of medium- and long-term financings at maturity. For further details see “Financing Activities and Description of Indebtedness.”

          In addition, the change in the economic financial equation of the utility companies (see “Economic and Political Developments in Argentina—Situation of Interest in Utilities Companies”) also affected our liquidity. In 2001, we received from our related companies cash dividends in the amount of P$142 million and P$113 million, which we received directly or indirectly from TGS, Edesur and Transener. During 2002, we did not receive any dividends from any related utility company. We cannot assure when, if ever, we will receive cash dividends from our related utility companies.

          In order to secure compliance with financial commitments and at the same time confirm our long-term objectives, during 2002 we executed a financial management plan that prioritized the strict monitoring of liquidity levels. Along these lines, an action plan was implemented mainly focused on the overall refinancing of a substantial portion of our financial debt (see “Financing Activities and Description of Indebtedness”) and the significant reduction in our investment plan (see “Reduced Capital Expenditures”).

Cash

          As of December 31, 2002, cash and cash equivalents totaled P$689 million, compared to P$1,247 million as of December 31, 2001 and P$561 million as of December 31, 2000.

          The inability to access capital markets during 2002 resulted in a significant drop in our liquidity level. With these restrictions, cash was mainly provided by our own operations and through the reduction in our investment plan and the divestment of non-core operations.

Operating Activities

          Net cash from operations was P$530 million, P$1,448 million and P$871 million for 2002, 2001 and 2000, respectively.

          In 2002, net cash from operations decreased mainly due to: (i) an increase in net financial expenses on account of the Argentine peso devaluation, (ii) 2001 fiscal year includes a P$238 million inflow from the assignment to international financial institutions of a portion of the fees we will receive from PDVSA for the exploitation of the

Oritupano Leona area, (iii) increased cash operating requirements, especially on account of the regularization of payments to suppliers in Venezuela, (iv) a significant drop in dividends received from related companies, in line with the situation of utility companies, (v) payments in advance of P$308 million, in order to finance risk associated with the obligation of meeting collateral requirements of hedging operations due to increased WTI future prices (see “Quantitative and Qualitative Disclosure About Market Risk”), and (vi) a P$148 million payment for collateral in relation to maintenance of letters of credit that guarantee compliance with investment commitments in Ecuador. Such facts were partially offset by the dollar-denominated flow from foreign operations and by increased marketing margins in pesos from Argentine operations, resulting from higher local sales prices and increasing exports.

          In 2001, net cash from operations increased due to increased production volumes and our optimization of working capital. In addition, approximately P$238 million was attributable to the assignment of future fees from PDVSA under an operating agreement for the Oritupano Leona area. In addition, in 2000, we posted stand-by letters of credit as collateral under our financial hedging agreements. In exchange for these new instruments, we received P$166 million of cash previously posted as collateral under the previously mentioned agreements.

Investing Activities

          Cash used in investing activities was P$112 million in 2002, P$1,582 million in 2001 and P$1,093 million in 2000.

          During the last three years we invested heavily in our operations, including our oil and gas holdings. These investments totaled P$727 million, P$1,744 million and P$1,263 million in 2001, 2000 and 1999, respectively. Our capital expenditure program has been concentrated in the Oil and Gas Exploration and Production business segments.

          Capital expenditures made in the Oil and Gas Exploration and Production core business totaled P$591 million in 2002, P$1,569 million in 2001 and P$1,061 million in 2000. Investments during the last three years have primarily focused on enhancing production and reservoirs through development drilling, secondary recovery and workover activities, as well as exploration and infrastructure projects. Capital expenditures in 2002 were primarily focused on maintaining production and maximizing cash flow, giving priority to countries and products having greater contribution. During 2002, 142 wells were drilled, 139 of which are located in Argentina, and 231 units were subject to workover activities.

          Capital expenditures made in the Refining and Petrochemicals business segments totaled P$85 million in 2002, P$59 million in 2000 and P$148 million in 2000. In 2002, we acquired a 19% additional interest in EBR, in the amount of P$60 million. In addition, investments in the amount of P$25 million were made and were basically directed to the development of the commercial network. In 2000 investments were mainly related to the construction of Innova’s styrene plant and polystyrene plant.

          In the Hydrocarbon Marketing and Transportation business segment, maintenance of the letters of credit that secure compliance with the commitments related to the investment in OCP in 2002 accounted for P$38 million expenditures.

          Capital expenditures made outside of Argentina accounted for approximately 72% of the capital expenditures budget for the 2000-2002 period, totaling P$2,193 million. Such figures clearly evidence the long-term strategy to grow as an integrated energy company in Latin America.

          Significant sources of cash were generated by the sale of non-strategic equity and fixed assets. Such sales generated P$589 million, P$225 million and P$172 million in 2002, 2001 and 2000, respectively. In 2002, we sold our interest in Cerro Vanguardia and our forestry and agricultural business assets. In 2001, we sold our interest in the Pampa del Castillo—La Guitarra area and in Terminales Marítimas Patagónicas. In 2000, we sold our interest in the Piedras Coloradas and Cacheuta areas and in Servicios Especiales San Antonio. See “Business—Discontinued Investments” for more information on our recent divestitures.

Financing Activities and Description of Indebtedness

          Cash provided by (used in) financing activities was P$(1,741) million, P$820 million and P$310 million in 2002, 2001 and 2000, respectively.

          In 2002, we paid off long-term liabilities in the amount of P$1,711 million. In March 2002 Class E notes were repaid in an amount of P$845 million (U.S.$177 million). Pursuant to the terms and conditions of the exchange offers launched for the financial debt of overall refinancing, financial debt was paid off in advance in the amount of approximately P$549 million (U.S.$144 million).

          During 2002 our subsidiary, Pecom, designed and completed an overall refinancing of a substantial portion of its financial debt. The main purpose of refinancing was to bring principal payments in line with cash flow provided by operations, and to establish a manageable debt maturity schedule.

          In August 2002 Pecom exchanged corporate notes with a face value of U.S.$845 million. Simultaneously, and in line with the public offering conditions imposed by Law 17,811, Pecom repaid U.S.$70 million. In October 2002, Pecom refinanced financial liabilities in an aggregate amount of U.S.$849 million, through the issue of new corporate notes in an amount of U.S.$600 million and other medium-term credit facilities in the amount of U.S.$249 million. Pecom simultaneously paid off debt in the amount of U.S.$74 million.

          The refinancing significantly improved Pecom’s debt maturity profile extending debt life from 2 to 3.9 years. This process evidenced investors’ and local and international financial institutions’ confidence in our business prospects.

          In addition, during 2002, outstanding notes under PASA S.A.’s global note program (later on absorbed by Pecom) were paid off at maturity in an amount of P$85 million (U.S.$22 million). In 2001, we paid P$1,039 million, P$654 million of which was applied to pay off the U.S.$300 million syndicated loan due December 2001 and P$354 million to pay off, principally, lines of credit for foreign trade operations. In 2000, we repaid long-term debt totaling P$772 million, consisting mainly of the repayment of a P$436 million (U.S.$200 million) syndicated loan and P$94 million of financial liabilities related to the acquisition of Santa Cruz I area.

          In 2002, we issued Class E notes in the amount of P$123 million (U.S.$35 million). Such notes accrue interest at a 6.75% annual rate and were due March 2003.

          In 2001, we placed long-term financing in the amount of P$1,004 million. In July 2001, we issued Class C notes in the amount of P$480 million (U.S.$220 million), due 2005. Class C notes accrued interest at LIBOR plus 2.5% in the first year, 2.75% for in the second year and will accrue interest at LIBOR plus 3% for the third and fourth years. Under this particular financing arrangement, in the event that currency transferability restrictions are imposed by the Government of Argentina and we are unable to make debt service payments in cash offshore, we will make debt service payments in crude oil. If payment is made in kind, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time, with the guaranteed minimum price for such oil set at U.S.$15/bbl. In connection with the contingent requirement to deliver crude oil, we entered into an Oil Marketing and Delivery Agreement dated July 17, 2001 between Pecom Energía S.A. as Issuer and Deutsche Bank AG, London Branch, as Oil Purchaser; and a Crude Oil Purchase and Delivery Contract dated July 17, 2001 among Pecom Energía S.A., as Issuer, Deutsche Bank AG, London Branch, as Oil Purchaser and Bankers Trust Company as Oil Agent and as Administrative Agent. These agreements provide that, in the event of a payment being made in oil, the crude oil would be purchased by the Oil Purchaser from the Oil Agent on the terms and conditions, and at a market-related price, set out in those agreements. In addition, in 2001, cash provided by foreign lines of credit amounted to P$285 million, cash provided by foreign trade financing totaled P$162 million and cash from the last tranche of the loan granted by the IFC to Innova amounted to P$77 million. We incurred long-term debt of P$934 million in 2000 consisting primarily of (1) a 31,716 million yen floating rate loan (approximately P$655 million as a result of certain derivative contracts used to hedge currency risk) made by a bank syndicate led by Dresdner Bank Luxembourg S.A. and The Chase Manhattan Bank and (2) a P$100 million floating rate loan made by the International Finance Corporation to finance the construction of Innova’s plants.

          Net cash used in short-term financing totaled P$151 million in 2002. The simultaneity of the Argentine and Venezuelan crises limited our ability to renew short-term lines of credit at maturity. Conversely, during 2001, cash provided by short-term financing amounted to P$1,017 million, mainly attributable to short-term notes in the amount of P$341 million (U.S.$156.5 million), P$436 million in short-term loans and P$201 million for commercial loans related to trade financings. Cash provided by short-term financing in 2000 was P$292 million.

          As of December 31, 2002, total debt was P$7,285 million, P$6,064 million of which was long-term indebtedness. As of such date, our short-term indebtedness totaled P$1,221 million, P$707 million of which were in the form of corporate notes and P$514 million in the form of short-term indebtedness with financial institutions under several loan agreements or promissory notes. Substantially all of our financial debt and a significant portion of our debt of major affiliates is denominated in U.S. dollars.

     The following is our debt maturity profile as of December 31, 2002:

(in millions of
pesos)	1 year	2 years	3 years	4 years	5 years	Thereafter

	1,221	967	1,043	510	1,436	2,108

          Our long-term debt primarily consists of corporate notes. Our remaining long-term debt is mainly related to bank loans obtained by foreign subsidiaries and import credit lines used to finance the construction of Genelba and Innova plants.

          We maintained until May 4, 2003 a five-year corporate note global program, or the Global Program, for a principal amount at any time outstanding of U.S.$2,500 million or its equivalent in any currency. Its extension for five additional years is to be considered by shareholders at the General Shareholders Extraordinary Meeting on July 8, 2003.

          In addition, we have a U.S.$.1.2 billion medium-term global note program. In June, 1998, our right to issue new notes under this program expired. On December 31, 2002, we had two outstanding series of notes outstanding under this program.

          As of the date of this Annual Report, these global note programs are rated “BB (arg)” by Fitch Argentina Calificadora de Riesgo S.A. and “raBB” by Standard & Poor’s International Ratings, LLC, Argentina branch. At the international level, Standard & Poor’s Rating Services and Moody’s Investors Service, Inc. rated the Company “CCC” and “Ca,” respectively.

          As of December 31, 2002, notes in an aggregate amount of U.S.$1,760 million were outstanding under these programs, as described below.

          - Class B, for U.S.$5 million, payable in a single installment in May 2006, at a 9% fixed annual rate.

          - Class C, for U.S.$220 million, with the last maturity in July 2005, which will be amortized in quarterly installments as from 2004. Class C shall accrue interest at LIBOR plus 2.50% for the first year, 2.75% for the second year, and 3% for the third and fourth years.

          - Class E, for U.S.$35 million, maturing on March 21, 2003, at a 6.75% fixed annual rate.

          - Class F, for a face value of U.S.$64.4 million maturing in August 2005, at a 7.875% annual rate.

          - Class G, for a face value of U.S.$250 million maturing in January 2007, at a 9% annual rate.

          - Class H, for a face value of U.S.$181.5 million maturing in May 2009, at a 9% annual rate.

          - Class I, for a face value of U.S.$349.2 million maturing in July 2010, at a 8.125% annual rate.

          - Class J, for a face value of U.S.$75.7 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 3.75%.

          - Class K, for a face value of U.S.$286.3 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4%.

          - Class L, for a face value of U.S.$55.6 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 4%.

          - Class M, for a face value of U.S.$181.8 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4.75%.

          - Fourth Series, for U.S.$22.8 million, at a 9% fixed annual rate, payable in a single installment in January 2004.

          - Sixth Series, for U.S.$32.6 million, payable in a single installment in July 2007, at a 8.125% fixed annual rate.

          During 2003, we issued the following notes:

•	In January 2003, Class N, for a face value of U.S.$97 million, with principal amortized in two installments, the first—equivalent to 9.9099% of face value—settled on the same day of issuance and the remaining due in June 2011, accruing interest at six-month LIBOR plus 1%.

•	In March 2003, Class O, for a face value of U.S.$29.2 million, with final maturity in March 2004, accruing interest at 7.5%.

•	In March 2003, Class P, for a face value of U.S.$3.6 million, with final maturity in March 2004, accruing interest at 8.5%.

•	In April 2003, Class Q, for a face value of U.S.$4.0 million, which repay principal in two installments, the first—equivalent to 10% of face value—on the date of issuance, April 25, 2003; and the balance in April 2008. On the date of issuance, interest was paid at 9.761% of the face value subscribed; thereafter, such bonds accrue interest at 5.625%. These notes were offered to exchange trust notes issued under the LS series 1999-1 financial Trust with HSBC Bank Argentina S.A. as Trustee. The exchange offer expires on June 27, 2003, with an option to extend, and as of the day of this report, U.S.$3.2 million has already been exchanged.

          All these Class N, O, P and Q notes were issued to refinance financial debt during the first quarter of 2003, including U.S.$35 million of Class E notes.

          As of the date of this Annual Report, notes in an aggregate amount of U.S.$1,849 million are outstanding under the U.S.$2,500 million program, U.S.$14 million of which are held by us and are in the process of being cancelled.

          We have no commitments that accelerate maturity of the financial debt in the event credit ratings become lower.

          Change of Control

          Under our refinanced debt agreement, any “change of control” is considered an event of default. A “Change of Control” is defined in the agreement as:

(a) except in the case where Petrobras has (either directly or indirectly through one or more of its subsidiaries) beneficial ownership of voting stock of the Company (or other securities convertible into such voting stock) representing 50% or more of the combined voting power of all voting stock of the Company immediately following such acquisition, the acquisition by any person, or two or more persons acting in concert, of:

(i) beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934), directly or indirectly, whether by virtue of (a) the issuance, sale or other disposition of capital stock of the Company or a direct or indirect holder of capital stock of the Company, (b) a merger, consolidation or sale of assets involving the Company, a subsidiary of the Company or a direct or indirect holder of capital stock of the Company, (c) any voting trust or other agreement to which the Company or any such holder is a party or is subject, or (d) otherwise, of voting stock of the Company (or other securities convertible into such voting stock) representing 50% or more of the combined voting power of all voting stock of the Company, or

(ii) the power (whether by contract or otherwise) to appoint and/or remove the majority of the members of the Board of Directors or other governing body of the Company or to otherwise direct or cause the direction of the affairs and policies of the Company, or

(b) the dissolution of the Company, whether or not otherwise in compliance with the provisions of the related indenture and the supplemental indentures.

          Covenants Related to Indebtedness

          Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge and cross-default clauses. Some of our financial debt contracts contain clauses whereby we undertake, subject to certain exceptions, not to create liens or security interests on certain assets or revenues in relation to any indebtedness, unless at the same time similar liens or security interests are created on the existing debt. In the event of a default under any series of our bonds, the trustee, in its sole discretion or at the request of the holders of at least 25% of the principal outstanding amount of the bonds, may declare the bonds of that series to be due and payable. Most of our outstanding debt is subject to cross-default provisions whereby the trustee or creditor bank, as the case may be, may declare all the principal outstanding due and payable, in the event that we do not pay any indebtedness when due, provided that at that time such unpaid indebtedness exceeds a certain amount, which ranges from U.S.$10 million to U.S.$25 million, or, in relative terms, one percent of shareholders’ equity. As a result of these cross-default provisions, a default on our part or on the part of any of our subsidiaries covered by such provisions could result in a substantial portion of our debt being declared in default or accelerated.

          In relation to its issuance of Class J, K, L and M notes and medium-term credit instruments (the “refinanced financial debt”), while some portion of the debt remains unpaid, Pecom shall be subject to compliance with a series of restrictions and obligations, which include, among others, the following:

i)	Restrictions on liens: Pecom shall not, and shall not permit certain subsidiaries to, create any lien on its assets, unless it secures the Refinanced Debt equally and ratably, with certain exceptions including among other items certain liens created in connection with project financings, certain liens created in connection with hedging transactions and certain liens securing letter-of-credit reimbursement obligations.

ii)	Restrictions on the payment of dividends: Pecom shall not distribute dividends, redeem any equity, or make other distributions in respect of equity, shareholder loans or certain subordinated debt, except that:

(a)	Pecom may pay dividends consisting of its equity.

(b)	Pecom may pay cash dividends not exceeding U.S.$650,000 in any fiscal year to Perez Companc, S.A. in an amount sufficient to cover certain fees and expenses incurred by it and to pay pro-rata dividends to other shareholders, so long as:

(1)	Pecom has positive retained earnings for the prior fiscal year and each later fiscal quarter prior to the payment of such dividend and

(2)	no default shall then exist with respect to any Refinanced Debt.

(c)	Pecom may pay a dividend of U.S.$19,000,000 to its shareholders, so long as the portion thereof received by Perez Companc, S.A. is applied to the repayment of debt (including interest and related amounts) of such company owing to Pecom.

(d)	Pecom may make such distributions after December 31, 2004 so long as:

(1)	the aggregate amount of such distributions in any fiscal year do not exceed

(A)	50% of net cash from operating activities (calculated as of the end of each fiscal quarter without subsequent adjustment for currency or exchange rate fluctuations), minus certain capital expenditures incurred, minus net financial liabilities paid (“Excess Cash”), in each case during the prior fiscal year, minus

(B)	the amount of the dividend referred to in item (c) above (adjusted to reflect reductions described in this clause (B) applicable to permitted dividends in prior fiscal years) and

(2)	no default shall then exist with respect to any refinance debt

iii)	Restrictions on capital expenditures: Pecom shall not make capital expenditure (including certain loans to unconsolidated entities and amounts spent in acquiring equity of an entity that becomes a subsidiary of Pecom), in excess of:

(a)	U.S.$165 million in 2002, U.S.$425 million in 2003, U.S.$450 million in 2004, U.S.$425 million in 2005 and U.S.$475 million in each of 2006 and 2007; plus

(b)	the sum of:

(1)	certain proceeds from the sale of assets,

(2)	50% of Excess Cash for the prior fiscal year,

(3)	certain net cash proceeds (or, in some circumstances, a portion thereof) received by Pecom and its subsidiaries from issuances of equity and certain debt during the fiscal year in which such capital expenditure occurs, and

(4)	repayments of certain debt loaned by Pecom and its subsidiaries to unconsolidated entities; minus

(c)	dividends, other capital distributions and similar payments during the fiscal year in which such capital expenditure occurs.

iv)	Restrictions on the incurrence of debt: Pecom shall not, and shall not permit any subsidiary to, incur any debt:

(a)	if:

(1)	consolidated debt prior to such incurrence, minus the value of collateral security securing Refinanced Debt, is less than consolidated debt prior to such incurrence, minus such collateral security, plus the debt to be incurred, minus the portion of the proceeds of such debt to be applied to the repayment of debt or used a collateral security for Refinanced Debt, and

(2)	after giving effect to such incurrence, the ratio of:

(A)	consolidated debt, minus the value of collateral security securing Refinanced Debt, to

(B)	the amount equal to net sales, less cost of sales and administrative, selling and exploration expenses, plus/minus depreciation and amortization expense, dividends and advisory fees received on a recurring basis from affiliates, calculated on a consolidated basis for Pecom and its subsidiaries as of the end of each fiscal quarter without subsequent adjustment for currency or exchange rate fluctuations) (“Adjusted EBITDA”), for the four most recently completed fiscal quarters of Pecom for which financial statements have been filed, would exceed 3.5 to 1; and

(b)	except for certain kinds of debt, including among other items certain project finance debt, certain subordinated debt and certain reimbursement obligations in respect of letters of credit.

v)	Leverage Ratio: Pecom must maintain on each day a ratio of:

(a)	consolidated debt (excluding certain subordinated debt), minus the value of collateral security securing Refinanced Debt, minus certain debt that will be applied to prepay or repay consolidated debt or the proceeds of which will be used as collateral security for Refinanced Debt, to

(b)	Adjusted EBITDA for the four most recently completed fiscal quarter for which Pecom has filed financial statements,

of not more than 5.0 in 2002, 4.5 in 2003, 3.5 in 2004 and 3 as from 2005 through 2007. For periods encompassing more than one fiscal year, the applicable ratios will be calculated on a weighted basis reflecting the number of fiscal quarters in each fiscal year covered by the period.

vi)	Interest Coverage Test: Pecom must maintain as of the last day of each fiscal quarter a ratio of:

(a)	Adjusted EBITDA for the four most recent fiscal quarters, to

(b)	consolidated interest expense, calculated as of the end of each fiscal quarter without subsequent adjustment for currency or exchange rate fluctuations,

equal to or greater than 2.25 in 2002, 2.75 in 2003 and 3 as from 2004 through 2007. For periods encompassing more than one fiscal year, the applicable ratios will be calculated on a weighted basis reflecting the number of fiscal quarters in each fiscal year covered by the period.

vii)	Limitation on Short Term Debt: Pecom shall not permit the aggregate principal amount of debt maturing within one year after any date of determination and not renewable at the option of Pecom or a subsidiary to a date that is more than one year from such date of determination, minus the value of collateral security securing Refinanced Debt, to exceed U.S.$650 million.

viii)	Export obligation: It is an event of default if Pecom permits:

(a)	the ratio of:

(1)	the aggregate amount of receivables generated from export sales and cash received from spot export sales by Pecom and its subsidiaries, to

(2)	debt service for Pecom’s Series J and K notes, during specified periods to be less than 1.25 to 1.00 or 1.00 to 1.00, depending on the period referred to, or

(b)	the ratio of:

(A)	the aggregate amount of collections of receivables from export sales and cash received from spot export sales by Pecom and its subsidiaries that are deposited and may be maintained in countries that are members of the Organization of Economic Cooperation and Development, to

(B)	debt service for Pecom’s Series J and K notes,

during specified periods to be less than 1.10 to 1.00,

unless the failure to meet those ratios occurs solely as a result of certain governmental rules or policies that materially impair the ability of Pecom or its subsidiaries to export goods or services or make or maintain such deposits

ix)	Mandatory debt redemption: Pecom must apply 50% of Excess Cash for each fiscal year to the prepayment of Refinanced Debt or to deposits of cash collateral securing Refinanced Debt (except to the extent that it reduces the face amount of letters of credit the reimbursement obligations in respect of which are Refinanced Debt). In addition, Pecom must apply certain proceeds from certain asset sales that are not reinvested within a specified period to the prepayment of Refinanced Debt or to deposits of cash collateral securing Refinanced Debt (except to the extent that it reduces the face amount of letters of credit the reimbursement obligations in respect of which are Refinanced Debt). Pecom must also apply 50% of the proceeds received by the company and its subsidiaries from New Debt Amount incurred in each fiscal quarter to the prepayment of Refinanced Debt or to deposits of cash collateral securing Refinanced Debt (except to the extent that it reduces the face amount of letters of credit the reimbursement obligations in respect of which are Refinanced Debt) where New Debt Amount is determined for each fiscal quarter as the greater of zero and the proceeds received from certain incurred debt minus the aggregate debt of the company repaid or prepaid (except those mandatory prepayments derived from Excess Cash or from proceeds from certain asset sales not reinvested) minus cash collateral securing Refinanced Debt deposited (except those deposits derived from mandatory prepayments from Excess Cash or from proceeds from certain asset sales not reinvested).

          Cross-Default Covenants

          Class F, G, H, I, N, O, P and Q notes include cross-default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, if any debt of Pecom or its significant subsidiaries is not paid on the maturity date, shall declare all the amounts owed due and payable, provided that those unpaid amounts exceed the higher of U.S.$25 million or 1% of Pecom’s shareholders’ equity at the time of such default, and that the default has not been cured within 30 days after Pecom has received notice of the default.

          Class J, K, L and M notes include cross-default covenants, whereby the Trustee, as instructed by the noteholders representing at least the majority of the respective outstanding capital if any debt of Pecom or its significant subsidiaries is not paid on the maturity date, shall declare all the amounts owed due and payable, provided that those unpaid amounts exceed the higher of U.S.$15 million or 1% of Pecom’s shareholders’ equity at the time of such default.

          Class C notes issued under the U.S.$2.5 billion program, as well as certain loan agreements, include cross-default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of Pecom is not paid upon the maturity date, provided that those unpaid amounts exceed the amount of U.S.$10 million or 1% of Pecom’s shareholders’ equity at the time of such default.

          The remaining outstanding amount of the Fourth and Sixth Series and Class B notes does not include cross-default covenants, as unanimously decided by the special meetings held by the noteholders of those series on July 10, 2002.

Future Capital Requirements

          Our budget for 2003 provides for a significant investment growth compared to investments made in 2002. In 2003 we estimate total investment will amount to approximately U.S.$300 million.

          Investments projected for 2003 will be focused on the Oil and Gas Exploration and Production business segment and priority will be given to maintaining Argentine and Venezuelan production. In addition, investments will also be focused on the development and exploration of blocks in Ecuador.

          Regarding the Hydrocarbon Marketing and Transportation business segment, infrastructure works required to transport reserves in Ecuador will be executed.

          The aggregate amount of such investments will be dependent upon several factors, many of which are beyond our control, such as the future price evolution of the commodities, the financing available under acceptable terms, the outcome of utility rates renegotiations the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforceability of Argentine and foreign regulations, the Argentine and Mercosur economic situation and the peso exchange rate evolution.

          We consider that capital requirements related to our investment program, financial debt payment and working capital will be covered by cash provided from operations, possible divestment of non-strategic operations, new indebtedness and the refinancing of a significant portion of the principal maturities of 2003. See “Risk Factors — The lack of refinancing of short and medium term debt obligations of the Company may impact the execution of its strategic business plan.”

Derivative Financial Instruments

          We have commitments under derivative financial instruments. For a discussion of these additional commitments see “Quantitative and Qualitative Disclosure About Market Risk.” As of December 31, 2002 the fair value of our outstanding oil derivative financial instruments represented accounts payable to counterparties in the amount of U.S.$130 million. In connection therewith, as of that date we had standby letters of credit in place in favor of these counterparties with total commitments of U.S.$50 million and cash collaterals amounting to U.S.$55 million.

OCP Investment’s Letters of Credit

          To secure compliance with our capital contribution commitments (required from us in our capacity as OCP shareholders), our commercial obligations under the Ship or Pay Agreement (see “Contractual Obligations — OCP Oil Transportation Agreement”) and OCP’s financial obligations, we obtained letters of credit for a total amount of about U.S.$225 million. In connection therewith, as of December 31 2002, we placed cash collateral amounting U.S.$39 million.

          The following is the letters of credit’s maturity profile as of December 31, 2002, net of collateral credited:

(in millions of
U.S.$)	1 year	2 years	3 years	4 years	5 years	Total

	42	38	44	45	17	186

          These letters of credit must remain in place until we no longer have the OCP investment obligations and commitments. As the letters of credit mature on their respective maturity dates, we will have to renew or replace them. Otherwise, there will be a material adverse effect on our cash flows as we repay the amounts due with cash.

Oritupano Leona Revenues Assignment

          In December 2001, we assigned to an international lending institution U.S.$120 million in future capital fees related to investments made by us to be collected from PDVSA under our operating agreement for the Oritupano Leona area. Capital fees assigned are settled by PDVSA in twelve quarterly, equal and consecutive installments starting February 28, 2002. This transaction, net of the discount made at LIBOR plus 2.75%, provided us cash in the amount of P$238 million (U.S.$109 million). In order to guarantee to the lending institution that PDVSA will meet its obligations under this agreement, we assigned an additional U.S.$10 million of future capital fees to such institution. Should PDVSA not settle any amount payable on this account by the due date and such noncompliance stems from any commercial challenge or claim that PDVSA may have with respect to our billings for investments made, we may choose to assign the lending institution additional capital fees in an amount equivalent to the amount being challenged, or else we may settle amounts due in cash.

OCP’s Put And Call Option Contract

          We and Tenco entered into a put and call option contract whereby Tenco granted to us the irrevocable option to require Tenco to sell us the shares and subordinated debt comprising its 4.2% ownership interest, and we granted to Tenco the irrevocable option to require us to purchase from Tenco, the shares and subordinated debt comprising its ownership interest. Both options may be exercised from December 31, 2003 until December 31, 2004. The purchase price will be the sum of the aggregate amount paid by or on behalf of Tenco plus the interest accrued, where the “Tenco Put Option Rate” shall equal 7.5% per annum and the “Pecom Call Option Rate” shall equal 18% per annum. If the option is exercised by Tenco, we will be required to pay approximately U.S.$15 million.

Contractual Obligations

          The following table sets forth information with regard to our commitments under commercial contracts for which a fixed price has been agreed, for the years indicated below, as of December 31, 2002:

	Obligations by Period

	1	2 – 3	4 – 5	There-
	Year	Years	Years	after	Total

	(in millions of pesos)
Long Term Service Agreement	24	49	24	—	97

          The following table sets forth information with regard to our commitments under commercial contracts, expressed in physical units, and for which the price to be paid depends on the future markets price of the goods or services under each contract:

	Obligations by Period

	1	2 – 3	4 – 5	There-
	Year	Years	Years	after	Total

Purchase Commitments
OCP Oil Transportation Agreement (in millions of bbls)(1)	—	58	58	322	438
Gas Transportation Agreements (in MMm3 of natural gas)(2)	1,199	2,398	2,398	7,077	13,072
Ethylene Contracts (in thousands of tons)(3)	31	61	61	214	367
Benzene Contracts (in thousands of tons)(4)	85	169	169	592	1,015
Propane Contracts (in thousands of tons)(5)	84	84	—	—	168

(1)	Estimated price P$6.76 million per bbl.(6)

(2)	Estimated price P$0.025 million per MMm3.(6)

(3)	Estimated price P$1.62 million per thousand tons.(6)

(4)	Estimated price P$1.28 million per thousand tons.(6)

(5)	Estimated price P$0.54 million per thousand tons.(6)

(6)	These prices are estimates only, based on current market prices as of December 31, 2002, and may not reflect actual future prices of these commodities. They are provided for illustrative purposes only.

          Long Term Service Agreement. We have entered into a long term service agreement for the maintenance and repair of the Genelba Power Plant.

          OCP Oil Transportation Agreement. Regarding the future exploitation of Blocks 18 and 31, we have executed an agreement with OCP whereby it has obtained an oil transportation capacity of 80,000 bbls/d for a term of 15 years as from commencement of OCP operations. We, as well as the remaining producers, shall pay a “ship or pay” fee that will cover, among other items, OCP’s operating costs and financial services.

          Innova Supply Agreements. Benzene and ethylene feedstock, necessary for Innova operations, are supplied by Copesul, a Brazilian company, pursuant to a long-term contract that expires in 2014.

          Gas Transportation Agreements. We have entered into various gas firm transportation agreements with TGS to provide gas transportation services to our Genelba power plant.

          Exploration Commitments. Regarding the exploration and development of our oil and gas fields, we have minimum investment commitments amounting to U.S.$19 million through 2005.

          Derivative Contracts Commitments. We have commitments under derivative contracts: see “Quantitative and Qualitative Disclosure About Market Risk.” We are required to collateralize with certain counterparties the respective obligations under these derivative contracts. As of December 31, 2002, the fair value of our outstanding oil derivative financial instruments represent accounts payable to counterparties in the amount of U.S.$130 million. As of that date we had related stand-by letters of credit in place in favor of these counterparties with total commitments of U.S.$54 million.

C.	Research and Development, Patents and Licenses

Patents and Trademarks

          We do not have material patents and trademarks in any particular area of our businesses.

D.	Trend Information

          Fluctuations in the Argentine economy and government actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us.

          The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the last quarter of 2002, including slight wholesale price index deflation and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and volatile environment.

          In particular, we expect that the following circumstances may have a material effect on our results of operations in future periods:

•	the outcome of the renegotiations of utilities companies tariffs with the Argentine government;

•	non-recovery of gas an energy prices in Argentina;

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment;

•	decline in prices of commodities;

•	changes in laws or regulations, temporary limits on exports of hydrocarbons, increases in export taxes on our products, the issuance of decrees or the exertion of political pressure to limit price increases, the application of regulatory emergency authority to set prices or the passing of other laws to stabilize prices or supply.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our Board of Directors

          Our board of directors, which meets formally at least once every three months, consists of no fewer than six and no more than 19 members (currently 19 directors). Directors are elected for a term of two fiscal years at an annual shareholders’ meeting, with half of the directors up for election every year. There are currently two alternate directors who serve as directors in the temporary or permanent absence of a director.

          As the controlling shareholder of Pecom, we elect the same members to the board of directors of Pecom as those that are serving as directors on our board.

          The following table sets out the members of our board of directors elected by shareholders at the shareholders’ meeting held on April 4, 2003, the year in which they were appointed to the board of directors, the positions currently held by each of them and the expiration of their terms. Where applicable, the table also sets out the year in which they first joined Pecom.

		Year of
		incorporat
	Year of	ion of		Expiration
Name	appointment	Pecom	Position	of Term

José Eduardo de Barros Dutra	2003	—	Chairman	2004
Nestor Cuñat Cerveró	2003	—	Vice Chairman	2004
Rogério Almeida Manso da Costa Reis	2003	—	Director	2004
José Sergio Gabrielli de Azevedo	2003	—	Director	2004
Guilherme de Oliveira Estrella	2003	—	Director	2005
Ildo Luis Sauer	2003	—	Director	2005
Renato de Souza Duque	2003	—	Director	2005
Alberto Guimarães	2003	2002	Director	2004
Oscar Anibal Vicente	1999	1970	Director	2004
Antonello Tramonti	2003	1984	Director	2004
Héctor Daniel Casal	2003	1991	Director	2004
Roberto Monti*	2003	—	Director	2005
Horacio Ricardo Babino Garay	2003	1971	Director	2004
Joao Sayad*	2003	—	Director	2005
Daniel Maggi	2003	1997	Director	2004
Carlos Manuel Alvarez	2003	1981	Director	2005
Pablo Ferrero	2003	1991	Director	2005
Carlos Anchorena	2003	1984	Director	2005
José Carlos Cosenza	2003	—	Director	2005
Horacio Fernado Payá	2003	1995	Alternate Director	2005
Luis Miguel Sas	2003	1984	Alternate Director	2005

*	Independent Director

          José Eduardo de Barros Dutra (46) graduated in Geology from Universidad Federal Rural de Rio de Janeiro, Brazil, in 1979. In 1994 he was elected Senator of the Federative Republic of Brazil for the Sergipe State for the 1995 - 2003 period. He was a member of the following Federal Senate Committees: Constitutional and Justice, Economic Affairs, Infrastructure, Education and Supervision and Control. In January 2003 he was appointed Chairman of Petrobras. He is also Chairman of Pecom Energía S.A.

          Nestor Cuñat Cerveró (51) graduated in Chemical Engineering from Universidad Federal de Rio de Janeiro, and completed post-graduate studies in Process Engineering at Petrobras and MBA courses for managers and executives at Getulio Vargas School, in Brazil. He has served in the energy area in Petrobras Industrial Department since 1984. During the last three years he served as Energy Managing Director in Petrobras Gas and Energy Division. He currently serves as International Director of Petrobras and Vice Chairman of Pecom Energía S.A.

          Rogério Almeida Manso da Costa Reis (45) graduated in Civil Engineering from Universidad del Estado de Rio de Janeiro, Brazil, and holds an MBA from New York University. He completed extension courses in Management at Kellogg (Northwestern University), Insead, IFP-Wharton and Oxford Institute for Energy Studies. He has worked at Petrobras since 1979, and served as Managing Director of Marketing and Commercialization, General Manager of Supply and Deputy General Manager of Logistics. He currently serves as Vice President of Supply at Petrobras, member of the Board of the petrochemical company (Copesul) and Alberto Pasqualini S.A. Refinery and Director of Petrobras International Finance Company and of Pecom Energía S.A.

          José Gabrielli de Azevedo (53) graduated in Economics from Universidad Federal de Bahía, Brazil, and holds a Masters Degree in Fiscal Incentives and Regional Development. He holds a Doctorate degree in Economics from Boston University. He currently serves as Chief Financial Officer and Vice President of Investor Relations at Petrobras and Director of Pecom Energía S.A.

          Guilherme de Oliveira Estrella (60) graduated in Geology from Universidad Federal de Rio de Janeiro, Brazil. He served as Advisory Director and Vice-President of the Brazilian Geology Society. He was a member of the Brazilian Paleontology Society and the American Association of Petroleum Geologists and Director of the Brazilian Oil Institute. He currently serves as Vice President of Exploration and Production at Petrobras and Director of Pecom Energía S.A.

          Ildo Luis Sauer (49) graduated in Civil Engineering from Universidad Federal de Rio Grande do Sul, Brazil. He holds a Masters degree in Nuclear Sciences and Engineering and Energy Planning from Universidad Federal de Rio de Janeiro and a Doctorate degree in Nuclear Engineering from the Massachusetts Institute of Technology in the United States. He currently serves as Vice President of Gas and Energy at Petrobras and Director of Pecom Energía S.A.

          Renato de Souza Duque (47) graduated in Electrical Engineering from Universidad Federal Fluminense, Brazil, with a specialization degree in Oil Engineering and completed post-graduate MBA courses. He joined Petrobras in 1978, and served as Manager of Resources, Manager of Well Engineering and Technology and Manager of Contracts in the Exploration and Production division. He currently serves as Vice President of Corporate Services at Petrobras and Director of Pecom Energía S.A.

          Alberto Guimarães (52) graduated in Mechanical Engineering from UNESP, San Pablo State. He holds an MBA degree in Administration from Coppead, Río de Janeiro. He has served for three years as Executive Manager of Commercialization and Marketing at Petrobras. He served as Executive Manager of Refining at Petrobras and, for a seven-year term he has served as Commercial Manager of Petrobras in New York and London. He was Managing Director of Business Development and currently is Director and Chief Executive Officer of Pecom Energía S.A.

          Oscar Vicente (64) graduated in Engineering from Universidad Nacional de La Plata and in Oil Production Engineering from Universidad de Buenos Aires. He joined Pecom Energía S.A. in 1970 and has since held several positions, including General Manager (1978-1982) and Chief Executive Officer (1997-2001). He is the President of the Argentine Hydrocarbon Producing Companies Chamber. In addition, he is Director of Pecom Energía S.A. and Vice Chairman of Petrolera Perez Companc S.A.

          Antonello Tramonti (58) graduated in Law and worked as an undergraduate and post-graduate professor at Universidad Católica Argentina and Universidad de Buenos Aires, and as an undergraduate professor at Universidad del Salvador. He has worked at Pecom Energía S.A. since 1984. He currently serves as Director of Perez Companc Ecuador, Petrolera Perez Companc S.A., World Fund Global Investment, Perez Companc Brasil, Pecom Finance LTD, Perez Companc Venezuela S.A., World Energy Business S.A., World Fund Financial Services, Perez Companc Venezuela Holding, Pecom Energía S.A. and Pecom Energy Ltd. In addition, he is Alternate Director of Distrilec Inversora S.A., Perez Companc del Perú S.A, Pecom Energia International S.A. and Telcosur S.A. He is Regular Statutory Syndic of Transportadora de Gas del Sur S.A. and Compañía de Inversiones de Energía S.A. and Alternate Statutory Syndic of Refinería de Gas del Norte S.A and Vice President of Legal Affairs at Pecom Energía S.A.

          Héctor Casal (47) graduated in Law. He serves as Legal Affairs Manager for the Refining, Petrochemicals, Finance, Business Associations and Environmental Divisions of Pecom Energía S.A. He has worked at Pecom Energía S.A. since 1991. He is Regular Director of Pecom Energía S.A. and Propyme SGR. He is Alternate Director of PCI Power Edesur Holding Ltd., Regular Statutory Syndic of Refinería del Norte S.A., Citelec S.A., Transportadora de Gas del Sur, Cía.de Inversiones de Energía S.A., Petroquímica Cuyo and Telcosur S.A. and Alternate Statutory Syndic of Distrilec Inversora S.A., Edesur S.A., Transener S.A., Transba S.A., and Urugua-I. S.A.

          Roberto Monti (64) graduated in Electronic Engineering. He worked as field engineer at Schlumberger in 1963. Subsequently, he served as Technical Manager at Wireline during the 1966-1980 period. In addition, he held a position as Vice-President of Operations at Wireline, President of Anadrill, President for the Eastern Hemisphere division of Wireline & Testing in South America and President of Dowell worldwide, during the 1981-1995 period. In addition, he served as President and CEO of Maxus Energy Corporation between 1995 and 1996. He held a position as President and CEO of YPF S.A. during the 1996-1999 period, Vice President of Repsol YPF Exploration and Production Division and Vice Chairman on YPF S.A.’s Board in 2000. He currently serves as Director of Petrolera El Trébol S.A., Director of Trefoil Limited and Alternate Director of Pecom Energía S.A.

          Horacio Ricardo Babino Garay (59) graduated in Law from Universidad de Buenos Aires. He joined Pecom Energía in 1971. He is a Regular Member of the International Bar Association and other professional associations. He is Regular Director of Pecom Energía S.A., Distrilec Inversora S.A.; Citelec S.A.; Yacylec S.A.; Transba S.A. and Transener S.A.; First Vice-President of PCI Power Edesur Holding Ltd. He also serves as Alternate Director of Edesur S.A. and Enecor S.A. and Alternate Statutory Syndic of Transportadora de Gas del Sur, Compañía de Inversiones de Energía S.A. and Telcosur S.A.

          Joao Sayad (58) graduated in Economic Sciences from the School of Economics and Business Administration, Universidad de San Pablo, in 1967. In 1970 he got a Masters degree in Economics from Yale University. In 1980 he was Associate Professor of the Economics Department at Universidad de San Pablo. In 1984 he was appointed Regular Professor of the Department of Economics at Universidad de San Pablo. He served as Secretary of State for Finance, San Pablo State and as Secretary of State for Planning of Brazil’s President in 1985-1987. He is also Regular Director of Pecom Energía S.A.

          Daniel Maggi (50) graduated in Law and has a Masters degree in Business Management from Universidad del Salvador. He is currently Vice President of Human Resources at Pecom Energía S.A. He has served at Pecom Energía S.A. since 1997. Formerly, he held the position of Vice President of Human Resources at Edesur S.A., Human Resources Manager at Sade Ingeniería y Construcciones S.A. and Legal Affairs and Human Resources Manager at La Plata Cereal S.A. In addition, he is Director of Distrilec Inversora S.A.

          Carlos Alvarez (41) is a Certified Public Accountant. He currently serves as Chief Financial Officer of Pecom Energía S.A. He has worked at Pecom Energía S.A. since 1981, in several executive positions, including Corporate Finance Manager during the 1993-1997 period, and Chief Financial Officer since 1997. He completed post-graduate studies in Business Administration at Instituto de Altos Estudios Empresariales — Universidad Austral. He is Director of Corod Producción S.A., World Fund Financial Services and World Energy Business S.A.; and Alternate Director of Distrilec Inversora S.A., Petrolera Perez Companc S.A., Propyme SGR and Pecom Energía Internacional S.A.

          Pablo Ferrero (40) graduated in Industrial Engineering and holds a Masters degree in Business Administration from Washington University. He currently serves as Vice President of Planning and Business Development at Pecom Energía S.A. He joined Pecom Energía S.A. in 1991, and performed until April 2001 as Vice President of the Hydrocarbon Marketing and Transportation business unit. He served as Vice President of Marketing and Rates at Transportadora de Gas del Sur S.A. in the 1992-1998 period. He is Director of Transportadora de Gas del Sur S.A., Compañía de Inversiones de Energía S.A., Edesur S.A., Citelec S.A., Transener S.A., Transba S.A. and Telcosur S.A., and Alternate Director of Petrolera Perez Companc S.A., Distrilec Inversora S.A., PCI Power Edesur Holding LTD, and Vice President of World Energy Business S.A.

          Carlos Anchorena (58) is a Certified Public Accountant. He currently serves as Vice President of Auditing at Pecom Energía S.A. He has worked at the Pecom Energía S.A. group since 1984, first as Audit Manager and since 1997 as Vice President of Auditing for all the Group companies. Formerly, he served as Audit Manager for Xerox Corporation’s South American operations and Vice President of Auditing for Pepsico International’s Central and South American operations.

          Jose Cosenza (51) has a degree in Oil Chemical Engineering from Universidad Federal de Río Grande do Sul, with a specialization degree in Oil Process Engineering. He holds an MBA degree in Managerial Development from Universidad de Río de Janeiro and completed an Executive Development Program at J.L. Kellogg Graduate School of Management — USA. In 1976 he joined Petrobras as Process Engineer. During the 1981-1995 period he served as Shift Coordinator, Head of Department and Head of Division of REFAP Refinery. In 1995 he served as Manager of Reliability at Río de Janeiro offices. During the 1995-1998 period, he served as General Manager at REPAR Refinery and subsequently he served as General Manager of REPLAN Refinery between 1999 and 2000. Since 2001 he has held a position as General Manager of Petrobras - Argentine Division and is currently Regular Director of Pecom Energía S.A.

          Horacio Fernado Payá (37) is a law graduate with a specialization in environmental law. He is a professor of Environmental Law at Universidad Austral. He joined Pecom Energía S.A. in 1995.

          Luis Miguel Sas (40) has a degree in economics, is a Certified Public Accountant, a graduate of Universidad de Buenos Aires and holds an MBA from the Instituto de Altos Estudios Empresariales — Universidad Austral. He joined the Company in 1984 and has since served in the area of finance. In 1990 he was appointed head of the Financial Operations Division when Perez Companc took over Telecom Argentina S.A., one of the first privatized companies in Argentina. He worked as head of Perez Companc money desk during the 1992-1997 period. In 1997 he was appointed Corporate Finance Manager, in charge of capital market financing and project financing. He has performed a great number of financial transactions for Perez Companc and its affiliates, both in the domestic and international markets. In January 2000, he was appointed Chief Financial Officer of Edesur S.A. Since May 2001 he has served as Finance Manager at Pecom Energía S.A. In addition, he currently serves as Director of Distrilec Inversora S.A, and alternate Director or Pecom Energía S.A., Transportadora de Gas del Sur S.A., Compañía de Inversiones de Energía S.A. y Propyme S.A.

Administration and Organization

          Our operations are conducted through Pecom. Pecom’s operations are divided into five business segments that are in turn supported by a corporate center. The five business segments are: Oil and Gas Exploration and Production, Hydrocarbon Marketing and Transportation, Refining, Petrochemicals and Electricity.

          Pecom is managed by an executive committee made up of 13 members: the Chief Executive Officer, the Chief Financial Officer, the Vice President of each business unit and the Vice President of each of its corporate groups. Pecom has six groups in charge of corporate functions, including Administration and Finance, Planning and Business Development, Legal Affairs, Human Resources and Corporate Services. Pecom also has a management team made up of directors that are responsible for Auditing, Communications, Media Relations Advisor and Quality, Environmental, Safety and Occupational Health.

          Operations are managed through standardized processes that facilitate and secure coordination between the different units and groups. Delegation of authority is encouraged for the purpose of providing activities with an agile and efficient response. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes. Pecom’s internal control system is supported by coordination among the areas responsible for managing businesses and administering them on a centralized basis, always within the framework of the policies established by the Executive Committee. Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, the production of periodical management control reports, performance appraisals and fluid communications that strengthen the Internal Control System and help to secure an efficient administration.

Our Executive Officers

          Because we are a holding company we do not have any executive officers. Our operations are conducted by Pecom’s team of highly qualified executive officers. The following table sets forth the names and positions of Pecom’s executive officers.

Name	Position

Alberto Guimarães	Chief Executive Officer
Carlos M. Alvarez	Chief Financial Officer
Carlos Alberto P. Oliveira	Vice President of Oil and Gas Exploration and Production and Hydrocarbon Transportation Business Units
Haroldo Dahn	Vice President of Refining and Petrochemicals Business Units
Rafael Fernández Morandé	Vice President of Energy and Gas Business Units
Pablo Ferrero	Vice President of Planning and Business Development
Daniel Maggi	Vice President of Human Resources
Antonello Tramonti	Vice President of Legal Affairs
Alberto Bethke	Vice President of Corporate Services
Carlos A. Anchorena	Vice President of Auditing
Luis Augusto M. Fonseca	Vice President of Communications
Rui Antonio A. Da Fonseca	Vice President of Quality, Environmental, Safety and Occupational Health

          Alberto Guimarães (52) graduated in Mechanical Engineering from UNESP, San Pablo State. He holds an MBA degree in Administration from Coppead, Río de Janeiro. He has served for three years as Executive Manager of Commercialization and Marketing at Petrobras. He served as Executive Manager of Refining at Petrobras and, for a seven-year term he has served as Commercial Manager of Petrobras in New York and London. He was Managing Director of Business Development and currently is Director and Chief Executive Officer of Pecom Energía S.A.

          Carlos Alvarez (41) is a Certified Public Accountant. He currently serves as Chief Financial Officer of Pecom Energía S.A. He has worked at Pecom Energía S.A. since 1981, in several executive positions, including Corporate Finance Manager during the 1993-1997 period, and Chief Financial Officer since 1997. He completed post-graduate studies in Business Administration at Instituto de Altos Estudios Empresariales – Universidad Austral. He is Director of Corod Producción S.A., World Fund Financial Services and World Energy Business S.A.; and Alternate Director of Distrilec Inversora S.A., Petrolera Perez Companc S.A., Propyme SGR and Pecom Energía Internacional S.A.

          Carlos Alberto Pereira de Oliveira (45) graduated in Mechanical and Automobile Engineering from the Military Institute of Engineering, Rio de Janeiro, with a specialization degree in Oil Engineering and completed an Oil & Gas Financial Management course at the University of Texas, USA. At Petrobras he served as Production Development Integration Manager, Production Development Manager, Reserve and Reservoir General Manager. He currently holds the position of Vice President of the Oil and Gas Exploration and Production and Hydrocarbon Transportation business units at Pecom Energía S.A.

          Haroldo Dahn (53) graduated in Chemical Engineering and completed an Executive Program at Michigan University. He currently serves as Vice President of Pecom Energía S.A.’s Refining and Petrochemical business units. He joined the Perez Companc group in 1989, and has held several positions, including the position of General Manager of Petroquímica Cuyo S.A. and PASA S.A. He is Chairman of Refinería del Norte S.A., Petroquímica Cuyo S.A., Perez Companc do Brasil S.A., Chairman of Innova S.A. in Brazil and Vice Chairman of Empresa Boliviana de Refinación in Bolivia.

          Rafael Fernández Morandé (48) graduated in Civil Engineering and completed post-graduate studies in business administration. He joined the Company in 1997 as Vice President of the Electricity business unit and, in addition, since April 2001 he has held a position as Vice President of the Hydrocarbon Marketing and Other Investment business units. Formerly, he served as Chairman of the Asociación de Generadores de Energía Eléctrica de la Argentina, Director of CAMMESA’s Executive Committee and General Manager of Central Puerto S.A. He is also Chairman of Distrilec Inversora S.A., World Energy Business S.A., PCI Power Edesur Holding LTD, Telcosur S.A., Citelec S.A., Transba S.A., Transportadora de Gas del Sur S.A. and Compañía de Inversiones de Energía S.A. In addition, he is Vice Chairman of Edesur S.A. and Transener S.A. Rafael Fernández Morandé has been the Vice President of the Electricity business segment since he began working for us in 1997. In addition, he has served as Vice President of the Hydrocarbon Marketing and Other Businesses segments since April 2001. Mr. Morandé is a civil engineer, and he completed his post-graduate studies in business administration. Prior to joining us, he served as Chairman of the Asociación de Generadores de Energía Eléctrica de la Argentina, as director of CAMMESA’s Executive Committee and as General Manager of Central Puerto S.A. Mr. Morandé is also the Chairman of Distrilec Inversora S.A., Citelec Inversora S.A, Transba S.A., a Vice Chairman of Edesur S.A. and Transener S.A., and a director of Conuar S.A., Cerro Vanguardia S.A., Transportadora de Gas del Sur S.A. and other related companies.

          Pablo Ferrero (40) graduated in Industrial Engineering and holds a Master’s degree in Business Administration from Washington University. He currently serves as Vice President of Planning and Business Development at Pecom Energía S.A. He joined Pecom Energía S.A. in 1991 and performed until April 2001 as Vice President of the Hydrocarbon Marketing and Transportation business unit. He served as Vice President of Marketing and Rates at Transportadora de Gas del Sur S.A. in the 1992-1998 period. He is Director of Transportadora de Gas del Sur S.A., Compañía de Inversiones de Energía S.A., Edesur S.A., Citelec S.A., Transener S.A., Transba S.A. and Telcosur S.A., and Alternate Director of Petrolera Perez Companc S.A., Distrilec Inversora S.A., PCI Power Edesur Holding LTD, and Vice President of World Energy Business S.A.

          Daniel Maggi (50) graduated in Law and has a Master’s degree in Business Management from Universidad del Salvador. He is currently Vice President of Human Resources at Pecom Energía S.A. He has served at Pecom Energía S.A. since 1997. Formerly, he held the position of Vice President of Human Resources at Edesur S.A., Human Resources Manager at Sade Ingeniería y Construcciones S.A. and Legal Affairs and Human Resources Manager at La Plata Cereal S.A. In addition, he is Director of Distrilec Inversora S.A.

          Antonello Tramonti (58) graduated in Law and worked as an undergraduate and post-graduate professor at Universidad Católica Argentina and Universidad de Buenos Aires, and as an undergraduate professor at Universidad del Salvador. He has worked at Pecom Energía S.A. since 1984. He currently serves as Director of Pecom Energía S.A., Perez Companc Ecuador, Petrolera Perez Companc S.A., World Fund Global Investment, Perez Companc Brasil, Pecom Finance LTD, Perez Companc Venezuela, World Energy Business S.A., World Fund Financial Services, Perez Companc Venezuela Holding, Pecom Energía S.A. and Pecom Energy Ltd. In addition, he is Alternate Director of Distrilec Inversora S.A., Perez Companc del Perú S.A, Pecom Energia International S.A. and Telcosur S.A. He is Regular Statutory Syndic of Transportadora de Gas del Sur S.A. and Compañía de Inversiones de Energía S.A. and Alternate Statutory Syndic of Refinería de Gas del Norte S.A and Vice President of Legal Affairs at Pecom Energía S.A.

          Alberto Bethke (37) is a Certified Public Accountant and completed post-graduate studies in Business Administration at Instituto de Altos Estudios Empresariales – Universidad Austral. He currently serves as Vice President of Corporate Services at Pecom Energía S.A. He has served at Pecom Energía S.A. since 1994, first as Corporate Information Manager and in the 2000-2001 period as e-Commerce Manager. Formerly, he served as Administrative Manager of Transportadora de Gas del Sur S.A. and also worked in the auditing and consulting division at Pistrelli Díaz y Asociados.

          Carlos Anchorena (58) is a Certified Public Accountant. He currently serves as Vice President of Auditing at Pecom Energía S.A. He has worked at the Pecom Energía S.A. group since 1984, first as Audit Manager and since 1997 as Vice President of Auditing for all the Group companies. Formerly, he served as Audit Manager for Xerox Corporation’s South American operations and Vice President of Auditing for Pepsico International’s Central and South American operations.

          Luis Augusti Marciano da Fonseca (50) graduated in Electronic Engineering from Escola de Ingeniería Mauá, San Pablo, with a specialization degree in Oil Engineering and obtained a degree in Economics from Universidad del Estado de Río de Janeiro. At Petrobras he worked as the company representative to the Latin American Energy Organization, chief-assistant to Petrobras International Executive Vice President, Manager of Operations in Houston, Officer Director & Engineering Services Manager at BRASOIL, coordinator of International Relations with international agencies, OLADE Executive Secretary and Business Development Manager. He participated in official missions together with government agencies and energy sector entities of Latin American and Caribbean countries, multilateral and international cooperation agencies. He currently serves as Vice President of Communications at Pecom Energía S.A.

          Rui Antonio Alves da Fonseca (47) graduated in Mechanical Engineering from Universidad Federal de Rio de Janeiro and completed MBA courses for managers and executives at Fundación Getúlio Vargas, Brazil. At Petrobras he worked as Head of the CENPES Industrial Project Division and as Environment, Safety and Health General Manager. He currently serves as Vice President of Environment, Quality and Safety at Pecom Energía S.A.

B.	Compensation

          Compensation of the members of the board of directors is determined at the ordinary shareholders’ meeting in compliance with the Business Companies Law, No. 19,550. The maximum amount of compensation that the members of the board of directors may receive, including salaries and any other form of compensation for the performance of technical, administrative, or permanent functions, may not exceed 25% of our profits. Such amount will be 5% in the event that no dividends are distributed to the shareholders. It will be increased pro rata on the basis of the dividend distribution, up to the 25% cap. In the event that one or more directors serve as members of a special committee or perform technical or administrative functions, and profits are reduced or non-existent, and, consequently, the preset limits are exceeded, compensation in excess of the limit may only be paid with the prior express approval by shareholders at the regular shareholders’ meeting.

          Our executive officers receive fixed compensation, variable compensation and contributions to a benefit program. Fixed compensation is determined based upon the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience. Variable compensation consists of a schedule of annual bonuses that are dependent upon operational results and individual objectives. The benefit package consists of, among other things, a long-term incentive plan as described below, whereby officers are granted the right and option to receive shares of Perez Companc, or its equivalent in cash.

          In addition to cash compensation, we sponsor a long-term incentive plan for Pecom’s executive officers and senior managers. The plan consists of two stock option programs. The Appreciation Rights Program grants executive officers and senior managers options to purchase shares of Perez Companc at a set exercise price or to receive cash equal to the difference between the average market price of Perez Companc shares during the 20 days prior to exercise date and the exercise price. The Full Value Program grants executive officers and senior managers options to receive shares of Perez Companc at no cost or receive cash equal to the market value of such shares. Each option grants the holder the right to purchase one share of Perez Companc.

          As part of this program, the Board of Directors of Pecom approved the incentive plans for 2001 and 2000. For further information see our financial statements as of December 31, 2002. In 2002, no grants were made under these plans.

          No contracts for services were entered into between the directors and our company or any of our subsidiaries that provide for benefits after termination of their office, other than as provided by law.

          In 2002, we paid an aggregate of P$21.8 million to our directors and executive officers.

C.	Board Practices

Audit Committee

          Pursuant to National Decree-Law 677/2001, the Board of Directors has set out the requirements for the creation of the audit committee, which shall be formed by three (3) or more members of the Board of Directors. The majority of the members of the audit committee shall be independent and shall not perform executive functions in the Company. Such independence shall be with respect to the company as well as in relation to the controlling shareholders.

          The audit committee has the following powers and functions:

a.	To give an opinion to the Board of Directors as to the appointment of external auditors to be hired by the Company and to control the independence of such external auditors.

b.	To supervise the performance of the internal control systems, the performance and trustworthiness of the administrative accounting system, the trustworthiness of all the financial information and of other relevant event disclosure submitted to the Comisión Nacional de Valores and to self-regulated entities pursuant to the applicable information regulations.

c.	To supervise the application of information policies with regard to the Company’s risk management.

d.	To provide the market with complete information with regard to transactions where there is conflict of interests with members of corporate bodies or controlling shareholders.

e.	To give its opinion with respect to the reasonableness of fee and option plans proposed by management for directors or managers.

f.	To give its opinion on the performance of legal requirements and on the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights.

g.	To verify the performance of applicable behavior rules.

h.	To give a well-founded opinion with regard to transactions with related parties. To give a well-founded opinion whenever there is or there may arise a conflict of interests in the Company and to communicate such opinion to self-regulated entities pursuant to what is determined by the Comisión Nacional de Valores.

          Once a year, the audit committee shall prepare a plan for the fiscal year to be submitted to the board of directors and to the statutory audit committee. The directors, members of the statutory audit syndic committee, managers and external auditors shall, when requested by the audit committee, attend its meetings, provide it with information and otherwise assist it in the performance of its functions. In order to better perform its functions, the committee shall be able to request the counseling of attorneys and other independent professionals and to use such services at the Company’s expense, pursuant to a budget approved by shareholders. The audit committee shall have access to the information and documents it may deem necessary for the performance of its obligations.

          These same policies were implemented by Pecom for its audit committee.

          Neither we nor Pecom have created an audit committee. According to Comisión Nacional de Valores dispositions, the audit committee must be in place by May 28, 2004.

Statutory Syndic Committee

          We have a statutory syndic committee that is comprised of three members and three alternate members. The members of Pecom’s statutory syndic committee are the same as those that serve on our statutory syndic committee.

          The table below sets out the name, year of appointment and position of each person on the statutory syndic committee.

	Year of
Name	Appointment	Position

Daniel Gustavo Minenna	2003	Member
Justo Federico Norman	2003	Member
Rogelio Norberto Maciel	2003	Member
Pablo Dhers Martin	2003	Alternate
Gustavo Jorge Capatti	2003	Alternate
Emiliano Gabet	2003	Alternate

          The members and alternate members of the Statutory Syndic Committee are elected by the shareholders at the annual shareholders’ meeting to serve for a renewable term of one year. The primary responsibilities of the Statutory Syndic Committee are to monitor management’s compliance with the Argentine Companies Law No. 19,550, our by-laws and the shareholders’ resolutions. The Statutory Syndic Committee also performs other functions, including: (i) attending meetings of the board of directors and shareholders, (ii) calling extraordinary shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with the Business

Companies Law, No. 19550, (iii) presenting a report on the reports of the board of directors and the annual financial statements at regular shareholders’ meetings, and (iv) investigating written complaints of shareholders representing not less than 2% of the capital stock. The Statutory Syndic Committee may not engage in any management control and, accordingly, may not evaluate business judgment and decisions on issues of administration, financing, selling and production, as such issues fall within the exclusive responsibility of the board of directors.

          Statutory Syndic Committee member Daniel Gustavo Minenna and alternate member Gustavo Jorge Capatti, in their capacity as Certified Public Accountants, have represented that:

•	each serves or is qualified to serve as a Statutory Syndic Committee member with the professional independence required under Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences; and

•	Daniel Gustavo Minenna and Gustavo Jorge Capatti are partners of Pistrelli, Henry Martin y Asociados, an accounting firm that provides external audit professional services to the following of our subsidiaries and affiliates and us as of December 31, 2002: Pecom Energía S.A., Enecor S.A., Perez Companc International S.A., Pecom Energía Internacional S.A., World Fund Investment, Distrilec Inversora S.A., Edesur S.A., Oleoductos del Valle S.A., Petrolera Perez Companc S.A., Petroquímica Cuyo S.A., Refinería del Norte S.A., and Yacylec S.A.

          Daniel Gustavo Minenna (40) is a Certified Public Accountant. He is currently a partner of Pistrelli, Henry Martin y Asociados. He serves as Regular Statutory Syndic of Pecom Energía S.A.

          Justo F. Norman (59), lawyer, founding partner of Maciel, Norman & Asociados Law Office in Buenos Aires (1991) with an extensive experience in the general practice of law and in the fields of energy, natural resources, taxes and environmental issues. He is also renowned in the litigation and international arbitration fields. He is a member of the Association of International Petroleum Negotiators (AIPN) where he currently serves as Regional Secretary (2001-2004); International Bar Association (IBA); Rocky Mountain Mineral Law Foundation. He has represented and currently represents companies such as Anadarko Petroleum Corporation, ANR Pipeline Company (Coastal), Apache Corporation, BHP Petroleum (Americas) Inc., British Gas, Devon Energy Corporation, Parker Drilling, Petroliam Nasional Berhad (Petronas). He is Vice-President of BHP Petroleum (Argentina) S.A. and Computalog S.A. and Regular Director of Noranda Exploración Argentina S.A., Petronas Argentina S.A. and Petrolera Rio Alto S.A., among others.

          Rogelio N. Maciel (68), founding partner of Maciel, Norman & Asociados Law Office, representative of several foreign investors in Argentina. He has represented clients in the energy (oil and gas), mining and transportation areas. He is one of the most competent lawyers in the area of aircraft financing in Argentina, and represents most aircraft manufacturing companies as well as aircraft financing companies operating in Argentina. In addition, he is a renowned lawyer in the litigation and international arbitration fields. He was one of the members of the Argentine Aeronautical Code Drafting Committee and was a member of the Argentine delegation to the OACI. He is a member of the Buenos Aires Oil Club, the Association of International Petroleum Negotiators (AIPN) and the Rocky Mountain Mineral Law Foundation. He is Vice-President of Noranda Exploración Argentina S.A. and Petronas Argentina S.A., Regular Director of BHP Petroleum (Argentina) S.A. and Alternate Director of Petrolera Rio Alto S.A., among others.

          Pablo Dhers Martin (30), lawyer, is a member of the Maciel, Norman y Asociados Law Office and is Alternate Director of Petrolera del Comahue S.A.

          Emiliano Gabet is a lawyer and member of Maciel, Norman y Asociados Law Office.

          Gustavo Jorge Cappatti (45) is a Certified Public Accountant. He is a partner of Pistrelli, Henry Martin y Asociados. He serves as an Alternate Member of the Statutory Syndic Committee of Pecom Energía S.A.

          Total compensation for the members of the Statutory Syndic Committee was P$0.07 million in 2001.

D.	Employees

          The following table sets out the number of our employees by business segment for the fiscal years ended December 31, 2002, 2001 and 2000.

	As of December 31,

	2002	2001	2000

Oil and Gas Exploration and Production	884	914	974
Refining and Petrochemicals	1,505	1,422	1,418
Electricity	74	272	266
Farming and Forestry	212	408	492
Hydrocarbon Marketing and Transportation	22	20	11
Corporate	558	583	330

Total	3,255	3,619	3,491

E.	Share Ownership

          The following table lists the amount of our Class B shares held by each executive officer of Pecom and each member of the our board of directors and their representative percentage relative to the total outstanding shares of the relevant class as of May 31, 2002.

Class B Shares

	Number	(%) of the Total
Member of the board of	of	Outstanding
directors or executive officer	Shares	Shares

Guillermo Daniel	*	Less than 1%
Horacio R. Babino Garay	*	Less than 1%

Total	*	Less than 1%

*	Number of shares is not required to be disclosed since the amount is less than 1% of the total outstanding shares.

          Our officers listed above participate in a stock option plan as described above under “Compensation.” Assuming that such options could be exercised, none of the officers listed above would own more than 1% of the outstanding Class B shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

          Our share capital consists of 2.132.043.837 Class B shares. Our Class B shares have a par value of P$1.00. Our Class B shares are entitled to one vote per share.

          On October 17, 2002, Petrobras Participacoes, S.L., a wholly owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”), acquired 58.6% of Perez Companc’s capital stock from the Perez Companc Family and Fundación Perez Companc. Petrobras is a public Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad. Prior to that date, the Perez Companc Family, together with Fundación Perez Companc, had owned at least half of the share capital issued by Perez Companc.

          The table below sets forth certain information as of April 30, 2002 with respect to the ownership of our capital stock by each person who is known to us to be the owner of more than 5% of our shares.

	Class B Shares

		% of the
		Total
	Number of	Outstanding
Shareholder	Shares	Shares

Petrobras Participacões S.L	1,249,716,746	58.6%
Total	1,249,716,746	58.6%

B.	Related Party Transactions

          Our strategy is to grow as an integrated energy company in Latin America. This led us to develop our business in various levels of the energy industry, and this in turn has led to an increase in transactions between our affiliates and subsidiaries, in particular between affiliates and subsidiaries in different business segments. These transactions are carried out in the ordinary course of our operations on an arm’s length basis, at market prices. The terms of these transactions are comparable to those offered by or obtained from non-related third parties. Material transactions between our related entities for the year ended December 31, 2001 are described in Note 14 to our financial statements.

          In addition, on April 3, 2002, we approved an asset swap transaction among Pecom and IRHE (Argentine Branch) and Gentisur S.A., two related companies under our former controlling group. Pursuant to the terms of the asset swap, which is retroactive to January 1, 2002, Pecom sold to IRHE and Gentisur its 50% interest in Pecom Agra S.A. for U.S.$30 million, resulting in a P$57 million gain and, in turn, IRHE and Gentisur transferred to Pecom the following as consideration for the sale:

•	a 0.75% interest in the Puesto Hernández Hydrocarbon UTE in the amount of U.S.$4.5 million;

•	a 7.5% equity interest in CITELEC, the parent of Transener, in the amount of U.S.$15 million; and

•	a 9.19% equity interest in Hidroneuquén S.A., a company holding a 59% interest in the capital stock of Hidroeléctrica Piedra del Aguila S.A. in the amount of U.S.$5.5 million.

          The balance of the consideration due to us was provided by means of a U.S.$5 million interest-bearing note payable in October 2002. The terms of the sale were negotiated on an arm’s length basis.

          In addition, in January 2003, we agreed upon oil hedging transactions for the second half of 2003 in the amount of 30,300 bbls/d volume, out of which 18,000 bbls/d have been agreed upon with Petroleo International Finance Company - a Petrobras subsidiary. This hedging offers protection based on WTI actual price, setting a U.S.$22.87/bbl minimum price. The cost related to premiums paid for such transactions amounted to U.S.$8.5 million. During the first quarter of 2003, our sales to Petrobras International Finance Company and EG3 S.A., companies that are also controlled by our controlling company, totaled P$6 million and P$58 million, respectively. See “Business Overview — Change of Control. Impact on our Strategy”.

          We do not have any other material related party transactions.

C.	Interests of Experts and Counsel

          Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

          See “Item 18. Financial Statements.”

Legal Proceedings

          We are not involved in any material proceeding other than those disclosed in our financial statements.

          We are routinely involved in non-material litigation and regulatory proceedings in the ordinary course of our business.

Dividends

          We may only pay dividends from our retained earnings reflected in our annual audited financial statements as approved at our annual general ordinary shareholders’ meeting. While our board of directors may declare interim dividends, our board of directors and our statutory audit committee would be jointly and severally liable for the repayment of dividends if our retained earnings at the close of our fiscal year were not sufficient to permit the payment of the dividend made during the year and interim dividends received in good faith are not reimbursable. Under our by-laws, our net income is allocated as follows:

1.	5% is allocated to a legal reserve until the legal reserve equals 20% of our outstanding capital,

2.	to compensation of the members of the board of directors and statutory audit committee, and

3.	to dividends on preferred stock, if any, then to dividends on common stock or to a voluntary reserve or contingency reserve or other account, or as otherwise decided by the ordinary shareholders’ meeting.

          Holders of our ADSs will be entitled to receive any dividends payable in respect of our underlying Class B shares. We will pay cash dividends to the depositary in pesos, although we reserve the right to pay cash dividends in any other currency, including dollars. The deposit agreement provides that the depositary will convert cash dividends received by the depositary in pesos to dollars and, after a deduction or upon payment of fees and expenses of the depositary, will make payment to holders of our ADSs in dollars.

          The main source of funds for the payment of cash dividends will be the dividends received from our controlled company Pecom. We will distribute as cash dividends any cash dividends received from Pecom, net of taxes, if any, and minimum expenses, and subject to the Argentine laws and the Corporate by-laws.

          Payment of cash dividends by Pecom will be dependent upon its financial situation, the results of operations, cash requirements (including capital expenditures and payments of debt service), retained earnings minimum requirements and other requirements imposed by the Argentine laws and upon any other factors deemed relevant by Pecom’s board of directors for the purpose of resolving upon the declaration of dividends.

          On October 4, 2002, Pecom refinanced financial liabilities in the amount of U.S.$849 million through the issue of several series of corporate notes and other medium term credit instruments. From the time of refinancing and while any part of the refinanced debt is outstanding, Pecom shall comply with a series of restrictions and commitments, including, among others, the following restriction to the payment of dividends:

          Pecom shall not distribute cash dividends prior to December 31, 2004, in cash exceeding U.S.$650,000. As an exception, Pecom could make a sole payment of extraordinary dividends to its shareholders up to U.S.$19 million, based on whether Perez Companc allocates its share of distributed dividends to settle Perez Companc’s payable to Pecom. After this date, the aggregate amount paid shall not exceed 50% of the “excess cash” (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year.

          We did not pay dividends for 2002 and 2001, and we cannot assure you that we will pay any future dividend in the short term. In 2000, we have paid the following dividends:

\

2000(2)

Class A shares(1)	0.0212
Class B Shares	0.0318
ADS	0.318

(1)	As a result of the purchase of the Class A shares by Petrobras, all our Class A shares were converted into Class B shares. As such, there are no longer any Class A shares outstanding.

(2)	Dividends were paid in April 2001.

B.	Significant Changes

          None.

Item 9. OFFER AND LISTING

A.	Offer and Listing Details

          Our American Depositary Shares, or ADSs, each representing ten Class B shares, are listed on the New York Stock Exchange under the trading symbol “PC.” The ADSs began trading on the New York Stock Exchange on January 26, 2000 and were issued by Citibank, N.A., as depositary. Our Class B shares are listed on the Buenos Aires Stock Market under the trading symbol “PC.” The Class B shares began trading on the Buenos Aires Stock Market on January 26, 2000. The following table sets forth, for the periods indicated, the high and low closing sales price of the ADSs on the New York Stock Exchange and the Class B shares on the Buenos Aires Stock Market:

	ADS(1)		Class B share(2)

	High	Low	High	Low

Full Year
2000	21.19	12.81	2.12	1.28
2001	18.75	9.18	1.98	0.92
2002	12.60	3.60	2.83	1.42
Quarterly
2000
First Quarter	21.19	17.30	2.12	1.72
Second Quarter	18.31	13.56	1.83	1.35
Third Quarter	18.75	15.38	1.88	1.58
Fourth Quarter	16.00	12.81	1.61	1.28
2001
First Quarter	18.75	14.40	1.86	1.46
Second Quarter	16.79	13.50	1.67	1.35
Third Quarter	13.58	10.18	1.37	1.01
Fourth Quarter	12.80	9.18	1.98	0.92
2002
First Quarter	12.60	7.04	2.83	1.88
Second Quarter (through June 26)	7.40	3.60	2.47	1.42
Third Quarter	7.10	4.40	2.50	1.65
Fourth Quarter	6.28	4.69	2.27	1.78
2003
First Quarter	7.56	6.52	2.46	2.07
Monthly
December 2002	6.52	5.49	2.27	2.00
January 2003	7.48	6.52	2.46	2.21
February 2003	7.35	6.66	2.36	2.18
March 2003	7.56	6.90	2.07	2.37

	ADS(1)		Class B share(2)

	High	Low	High	Low

April 2003	7.80	6.80	2.24	2.00
May 2003	7.68	6.83	2.17	1.99
June 2003 (through June 23, 2003)	8.75	7.37	2.48	2.10

(1)	Amounts expressed in U.S.$

(2)	Amounts expressed in P$

          On May 30, 2003, there were approximately 30.2 million ADSs outstanding. Our ADSs represented approximately 36.1% of the total number of issued and outstanding Class B shares as of May 30, 2003.

B.	Plan of Distribution

          Not applicable

C.	Markets

Buenos Aires Stock Market

          The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry and a computer-based negotiation system called SINAC from 10:00 a.m. to 6:00 p.m. each business day. The Buenos Aires Stock Exchange also operates an electronic trading market system from 11:00 a.m. to 5:00 p.m. each business day.

          To control price volatility, the Buenos Aires Stock Market operates a system by which the trading of a security is suspended for 15 minutes whenever the price of such security changes 15% from its last closing price. Once the 15 minutes have elapsed, trading is resumed. From that point on, trading will be suspended for 10 minutes whenever the trading price changes 5% from the last suspended price.

          Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which are responsible for a growing percentage of trading activity, consist mainly of institutional pension funds created under the amendments to the social security laws, enacted in late 1993.

          Certain information regarding the Argentine equities market is set forth in the table below.

	2002	2001	2000	1999	1998

Market capitalization (P$ billions)(1)	348.1	192.5	165.8	83.9	45.3
As percent of GDP(1)	111.2%	70.9%	58.1%	29.6%	15.2%
Volume (P$ millions)	4,117	7,519	11,050	12,051	32,535
Average daily trading volume (P$ millions)	17.5	30.9	38.8	47.2	104.7
Number of listed companies(1)	117	119	116	125	131

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange.

Source: Bolsa de Comercio de Buenos Aires, CNV and Instituto Argentino de Mercado de Capitales.

D.	Selling Shareholders

          Not applicable.

E.	Dilution

          Not applicable.

F.	Expenses of the Issue

          Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

          Not applicable.

B.	Memorandum and Articles of Association

Register

          Our by-laws were registered in the Inspección General de Justicia (General Board of Corporations) on January 6, 1999 under number 265, book 4 of Corporations, as amended on November 4, 1999 under number 16,283, book 7 of Corporations, on July 6, 2000 under number 9,534, book 11 of Corporations, on July 31, 2000 under number 11,102, book 12 of Corporations and on October 26, 2000 under number 16,086, book 13 of Corporations and February 14, 2003 under number 2172, book 20 of Corporations.

Objects and Purposes

          Article 3 of our by-laws states that the object of our company is to carry on trade as an investment company, either on our own account, or on account of or in association with third parties, investing money in our own real estate transactions and/or through capital contributions to firms or business or industrial companies existing at present or to be organized in the future, in order to make present or future businesses, acquire and sell shares, bonds and debentures, grant financial support, provide sureties, guarantees and bonds in favor of third parties, and make financial transactions granting loans and payment facilities whether or not secured by a security interest, expressly excluding the activities that are prohibited by the financial entities law. To such effect, we have full legal capacity to assume rights and obligations and perform all acts not prohibited by the law or by these by-laws.

Provisions of the By-laws Relating to Directors

          Article 9 of our by-laws states that the board of directors shall constitute quorum with the presence of a majority of its members and shall adopt resolutions by a majority of the votes present. Argentine corporate law requires that directors refrain from voting on matters in which such director may have a material interest. Our by-laws establish that, should any members of the board refrain from voting in any matter on account of having an interest contrary to ours, the board shall adopt resolutions by a majority of the members who did not refrain from voting for such reason.

Capital Stock

          Set forth below is a brief description of the material provisions of our by-laws and Argentine law and regulations relating to our capital stock. It should be noted that Class A shares no longer exist since they were converted, on October 17, 2002, into Class B shares as explained hereinafter.

Voting Rights

          Each Class B share entitles the holder to one vote.

Transfers of Class A Shares

          Class A shares were converted into Class B shares prior to the sale of Perez Companc’s Class A shares from the Perez Companc Family to Petrobras. See “Major Shareholders.” Pursuant our by-laws, Class A shares will mandatorily and automatically convert into Class B shares upon any transfer to a person who was not a Class A shareholder at the time we became public, except for (1) transfers by inheritance and (2) transfers to legal entities, trusts or funds wholly owned, directly or indirectly, by Class A shareholders immediately before the transfer. If any of these legal entities, trusts or funds ceases to be wholly owned, directly or indirectly, by the persons who were Class A shareholders immediately before the transfer or their heirs, the Class A shares held by it will mandatorily and automatically convert into Class B shares, as prescribed by our by-laws.

Special Class Voting Rights

          Under Argentine law, any action that would prejudice the rights of holders of a particular class of shares but not the rights of holders of other classes or affect the rights of holders of a particular class of shares in a manner different than holders of other classes of shares must be approved by the holders of the prejudiced class of shares at a special meeting. These special rights apply only to classes of shares as a whole and not to a minority of shares of one class against a majority of that same class. In addition, special shareholders’ meetings are governed by the same rules as ordinary shareholders’ meetings. In particular, a special meeting of Class A shareholders will be required in cases of (1) changing of our corporate legal status, (2) the anticipated dissolution of our company, (3) mergers, (4) spinoffs and (5) transfer of our domicile outside of Argentina. Amendments to the terms of issuance of employee profit-sharing certificates shall also require shareholder approval at a special meeting.

Cumulative Voting

          Under Argentine law, a shareholder is entitled to cumulative voting procedures for the election of up to one-third of the directors being elected. If any shareholder notifies us of its decision to exercise its cumulative voting rights not later than three business days prior to the date of a meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights. Under cumulative voting, the aggregate number of votes that a shareholder may cast is multiplied by the number of vacancies to be filled in the election, and each shareholder may allocate the total number of its votes among a number of candidates not to exceed one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes corresponding to their shares for each candidate. The candidates receiving the most votes are elected to the number of vacancies filled by cumulative and non-cumulative voting. If no candidate for a particular vacancy receives an absolute majority of votes, the two candidates that received the most votes will participate in a run-off election, and the candidate receiving the most votes in the run-off election will be deemed elected.

Preemptive Rights

          In the event of a capital increase, a holder of existing common shares of a given class has a preemptive right to subscribe for a number of shares of the same class sufficient to maintain the holder’s existing proportionate holdings of shares of that class.

          Preemptive rights also apply to the issuance of certain convertible securities (obligaciones negociables) but do not apply upon conversion of these securities. In addition, preemptive rights may apply to the issuance of preferred shares if so decided at a shareholders’ meeting. Holders of ADSs may be restricted in their ability to exercise preemptive rights if a prospectus under the Securities Act relating to those securities has not been filed or is not effective or an exemption from registration is not available. You should note that we are not obligated to file a registration statement with respect to the shares relating to preemptive or accretion rights. Preemptive rights are exercisable during the 30 days following the last publication of notice to the shareholders in the Official Gazette and an Argentine newspaper of wide circulation. Pursuant to Argentine corporate law, the 30-day period may be reduced to ten days by a decision of our shareholders adopted at an extraordinary shareholders’ meeting. Preemptive rights may be suspended or limited in extraordinary circumstances with the favorable vote of more than 50% of all outstanding voting shares at an extraordinary shareholders’ meeting at which all shares will be entitled to exercise one vote regardless of whether there are shares with multiple votes where the purpose of the capital increases is to issue shares as consideration for a contribution of assets to the company or to repay outstanding obligations.

          Shareholders who have exercised their preemptive rights and indicated their intention to exercise additional preemptive rights are entitled to accretion rights, pro rata to their respective subscriptions, with respect to any unsubscribed shares by other shareholders during the preemptive rights period, in accordance with the terms of Article 194 et seq. of the Argentine Companies Law. Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties.

          Under Argentine law, we cannot issue any more shares with multiple votes, including more Class A shares.

Appraisal Rights

          Whenever our shareholders approve (1) a spinoff or merger in which we are not the surviving corporation, (2) a change in our corporate legal status, (3) a fundamental change in our corporate purpose, (4) a change of our domicile to a location outside of Argentina, (5) a voluntary withdrawal from a public offering or delisting, (6) the continuation of our company in the case of a mandatory delisting or cancellation of the authorization for a public offering, (7) an increase of capital approved by an extraordinary shareholders’ meeting which would imply a disbursement by a shareholder or (8) a total or partial recapitalization following a mandatory reduction of capital or liquidation, any shareholder that voted against this action may withdraw from our company and receive the book value of his shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that this shareholder exercises his appraisal rights within the period set forth below. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of our ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to Class B shares represented by our ADSs. Appraisal rights must be exercised within the five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of a merger or spinoff, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 60 days of the meeting at which the resolution was adopted.

          Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except when the resolution was to delist our stock or to continue our company following our mandatory delisting, in which case the payment period is reduced to 60 days from the date of the related resolution.

Acquisition of Class B Shares by Class B Shareholders

          Our by-laws also provide that if any person or group of persons acquires Class B shares or securities convertible into Class B shares representing at least three percent of our capital stock, then these persons must, within three days after the acquisition, give us notice of the acquisition, irrespective of any additional notice requirements under applicable rules of any stock exchange or regulatory agency. The notice must state the acquisition dates and prices, the voting power acquired, the purpose of the acquisition and the intention of the acquiror (including, without limitation, whether it intends to increase its holding or to obtain control). This provision also applies to subsequent acquisitions involving a number of Class B shares or securities convertible into Class B shares representing at least three percent of our capital stock.

Capital Increases and Reductions

          Our capital stock may be increased by resolution of an ordinary shareholders’ meeting. Capital increases do not require an amendment of the by-laws, but must be approved by the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Voluntary reductions of capital must be approved by an extraordinary meeting of shareholders and may take place only after notice is published and creditors are given an opportunity to obtain payment or collateralization of their claims or attachment. Reductions of capital are mandatory when losses have exceeded reserves or more than 50% of our stated capital.

          Shares issued in connection with any increase in capital must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional preemptive rights in accordance with the procedure described in the preceding section.

Redemption and Repurchase

          Our shares are subject to redemption in connection with a reduction in capital by the vote of a majority of shareholders at an extraordinary shareholders’ meeting. Any shares so redeemed must be cancelled by us.

          We may repurchase fully paid shares of its capital stock with retained earnings or freely available reserves, upon a determination of the board that such repurchase is necessary in order to avoid a material adverse effect to us. The board’s determination must be explained to shareholders at the next annual shareholders’ meeting. We may also repurchase shares of its capital stock held by a company acquired by or merged with us. In either case, we are required to resell the shares purchased within one year and must give shareholders a preemptive right to purchase these shares. Any shares repurchased by us will not be considered in the determination of a quorum or a majority.

Preferred Shares

          We may issue non-voting preferred shares or preferred shares with one vote per share. The economic preferences and rights of our preferred shares will be determined at the shareholders’ meeting authorizing the issue of the preferred shares. Non-voting preferred shares may vote one vote per share in the following circumstances: (1) if we are in default with respect to the payment of preferred share dividends, (2) if the events described under “—Meetings of Shareholders—Quorum and Voting Requirements” and occur (3) if the preferred shares have been listed on a stock exchange and that listing is cancelled or suspended.

Liquidation

          The liquidation of our company may be carried out by the board of directors or by one or more liquidators appointed by the shareholders to wind up its affairs. In the event of liquidation, our assets will be applied to satisfy our debts and liabilities including liquidation expenses. Any remaining amounts will be distributed as follows: (1) the amount of the preferred shares issued shall be reimbursed at its paid-in, nominal value; (2) the amount of common shares shall be reimbursed at their paid-in, nominal value; (3) cumulative dividends in arrears on preferred shares shall be paid; and (4) the remaining balance shall be distributed pro rata among all holders of common shares.

Changes in Shareholder Rights

          See “—Capital Stock—Special Class Voting Rights” above and “—Meetings of Stockholders” below.

Meetings of Shareholders

General

          Shareholders’ meetings may be ordinary or extraordinary. We are required to convene an ordinary shareholders’ meeting within four months of the close of each fiscal year to consider the approval of our financial statements, the allocation of net income for the fiscal year, the approval of the reports of the board of directors and the statutory audit committee and the election and remuneration of directors and members of the statutory audit committee. Other matters which may be considered at an ordinary meeting include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting, including amendment of the by-laws, issuance of debentures, early dissolution, merger, spinoff, reduction of capital stock and redemption of shares, changing our company from one type of legal entity to another and limitation of shareholders’ preemptive rights.

Notices

          Notice of shareholders’ meetings must be published for five days in the Official Gazette of the Republic of Argentina, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least ten but not more than 30 days prior to the date on which the meeting is to be held. The notice must include information regarding the type of meeting to be held, the date, time and place of the meeting and the agenda. If there is no quorum at the meeting, notice for a meeting on second call must be published for three days, at least eight days before the date of the second meeting, and must be held within 30 days of the date for which the first meeting was called. The first call and second call notices may be effected simultaneously in order for the meeting on second call to be held on the same day as the meeting on first call, but only in the case of ordinary shareholders’ meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote.

          The board of directors will determine appropriate publications for notice outside Argentina in accordance with requirements of jurisdictions and exchanges where our shares are traded.

Quorum and Voting Requirements

          The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available, a second call meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for extraordinary shareholders’ meeting on first call is sixty percent of the shares entitled to vote, and if such quorum is not available, a second call meeting may be held, for which there are no quorum requirement.

          Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that the approval of a majority of shares with voting rights (for these purposes, non-voting preferred shares shall have voting rights), without application of multiple votes, is required in both first and second call for: (1) the transfer of our domicile outside Argentina, (2) a fundamental change of the corporate purpose set forth in the by-laws, (3) our anticipated dissolution, (4) the total or partial repayment of capital, (5) a merger of our company, if we are not the surviving entity, (6) a spinoff of our Company or (7) changing our corporate legal status.

          Shareholders’ meetings may be called by the board of directors or the members of the statutory audit committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory audit committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If the board or the statutory audit committee fail to call a meeting following this request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must deposit with us a certificate of book-entry shares registered in its name and issued by Caja de Valores at least three business days prior to the date on which the meeting is to be held. A shareholder may be represented by proxy. Proxies may not be granted to directors, members of the statutory audit committee or officers or employees of our company.

Conflict of Interest

          A shareholder who votes on a matter involving our company in which its interest conflicts with ours may, under Argentine law, be liable for damages to us resulting from its decision, but only if the transaction would not have been approved without its vote.

Limitations on Foreign Investment in Argentina

          Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments are generally unrestricted. However, foreign investments in certain industries are restricted to a certain percentage. No approval is necessary to purchase

Class B shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote Class B shares, and there are no restrictions in our by-laws limiting the rights of non-residents or non-Argentines to hold or vote our Class B shares.

Change of Control

          There are no provisions in our by-laws which may have the effect of delaying, deferring or preventing a change of control of our company and that would only operate in the event of a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

          In 2001, Argentina adopted Decree-Law 677/2001 in order to regulate the change of control of a public company. According to this decree-law, if a person or entity, either directly or indirectly, acquires a determined percentage of the voting shares of a public company with the intention of obtaining control, then that person or entity must publicly tender to purchase all of the target company’s outstanding shares. Nevertheless, companies are free to opt out of the decree-law’s requirements, provided they do so expressly in their by-laws. Our shareholders have been called for an extraordinary meeting to be held July 8, 2003 to consider the incorporation an opt-out provision in the Company’s by-laws. The same proposal is to be submitted to the shareholders of Pecom.

C.	Material Contracts

          Our material contracts include: a revenue assignment agreement, assigning capital fee receivables related to the Oritupano Leona area to an international lending institution, a letter of credit and reimbursement agreement entered into to backstop certain financial commitments related to our investment in OCP, as well as other agreements related to our financing activities and to our recent refinancing of existing debt. See “B. Liquidity and Capital Resources” for a more detailed description of these contracts and their terms.

D.	Exchange Controls

          The Argentine foreign exchange market was subject to exchange controls until December 1989. From 1989 to December 3, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into dollars.

          Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions. These regulations have been changing constantly since they were first promulgated and we cannot assure you as to how long these current regulations will be in effect or whether they will be made stricter.

          Pursuant to resolutions issued by the Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of corporate profits and dividends reported as payable under approved financial statements certified by an independent auditor.

          In addition, for the remittance abroad of funds required for principal payments under financial loans, prior Central Bank authorization is no longer required as of May 6, 2003, provided such debts have been disclosed under the Informative Regime of External Debts (Régimen Informativo de Pasivos Externos).

          Interest payments on outstanding financial indebtedness no longer require Central Bank approval for their remittance abroad, provided that the transfer abroad in connection with such payments is made not more than 15 days in advance of their stated maturity date.

E.	Taxation

Argentine Taxes

          General

The following discussion describes the material Argentine tax matters relating to the acquisition, ownership and disposition of our ADSs or Class B shares.

          The discussion describes the principal Argentine tax consequences of the acquisition, ownership and disposition of our ADSs or Class B shares, but it does not purport to be a comprehensive description of all of the Argentine tax considerations that may be relevant to your decision to acquire our ADSs or Class B shares. For purposes of the following discussion of Argentine tax law, the purchase, sale or disposition of ADSs is treated as a purchase, sale or disposition of Class B shares.

          The discussion is based upon tax laws of Argentina, regulations thereunder, and administrative and judicial interpretations thereof, as in effect on the date of this Annual Report and subject to change with possibly retroactive effect. In addition, the summary is based in part on representations of the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement for our ADSs or any related document will be performed in accordance with its terms. Prospective purchasers of ADSs or Class B shares should consult their own tax advisors as to the Argentine or other tax consequences of the acquisition, ownership and disposition of our ADSs or Class B shares in their particular circumstances.

          Income Tax

          Capital Gains

          Sales or other dispositions of our Class B shares or ADSs by non-residents of Argentina or Argentine resident individuals or undivided estates located in Argentina are exempt from paying income tax on capital gains resulting from the sale. However, capital gains of legal entities domiciled in Argentina resulting from the sale or other disposition of our Class B Shares or ADSs will be subject to income tax at a 35% rate. Argentine pension funds, investment funds and some foundations are not subject to income tax. There will be no withholding by us on account of this tax.

          Dividends

          If any dividend is paid to you on our Class B shares and ADSs that is from corporate earnings that have not already been subject to Argentine corporate income tax determined in accordance with general income tax regulations, we will be required to deduct and withhold Argentine income tax at a rate of 35% on the amount of the dividend paid by us.

          However, so long as we distribute dividends to you on our Class B shares and ADSs that are derived from earnings of Pecom on which Argentine corporate income tax has been paid, we will not be required to withhold Argentine income tax on those dividends. Thus, we expect that dividends paid to you on our Class B shares and ADSs will not be subject to Argentine withholding tax under current Argentine law.

          Capital Reductions and other Distributions

          Capital reductions and redemptions of our Class B Shares and ADSs are not subject to income tax up to an amount equivalent to the adjusted contributed capital corresponding to the Class B shares and ADSs to be redeemed plus accumulated taxable earnings after income taxes and dividends received. Any distribution exceeding this amount will be considered as a dividend for tax purposes and withholding tax would apply as described above.

          Tax on Personal Property

          Corporations, partnerships, establishments, financial trusts and other legal entities domiciled or located in Argentina are not subject to the personal assets tax.

          Shareholdings or interests in companies governed by Law 19,550, that are held by individuals or undivided estates domiciled or located in Argentina or abroad, or by companies or other legal persons located abroad are subject to the personal assets tax. A company is liable for the personal assets tax payable by its shareholders in respect of their share ownership. A company liable for this tax payment will be entitled to seek reimbursement of the amount paid from the relevant shareholders, by way of withholding or by foreclosing directly on the assets that gave rise to such payment. Consequently, we are liable to pay the personal assets tax in respect of our Class B Shares and ADSs, which would otherwise be payable by our shareholders, and may seek reimbursement of that payment from those shareholders. The applicable tax rate is 0.50% on the equity value of the shares, calculated as of December 31 of the year under consideration.

          For purposes of the above paragraph, shareholdings or interests in companies governed by Law 19,550, the holders of which are companies or any other kinds of legal persons domiciled or located abroad, are presumed to indirectly belong to individuals domiciled abroad or to undivided estates located abroad. Contrary evidence is not accepted to rebut this presumption.

          Other Taxes

          There is no inheritance, gift, succession or value-added taxes applicable to the ownership, transfer, exchange or disposition of our Class B shares or ADSs. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of our Class B shares or ADSs.

          There is no Argentine gross revenue tax applicable on our Class B shares or ADSs or on income obtained from the disposition of our Class B shares or ADSs.

          Our Class B shares or ADSs owned by legal persons (corporations, partnerships, certain associations and non-financial trusts organized in Argentina and permanent establishments owned by foreign beneficiaries) are exempt from tax on minimum presumed income.

          Commissions paid in brokerage transactions for the sale of our Class B shares on the Buenos Aires Stock Exchange are subject to a value-added tax at a rate of 21%.

United States Federal Income Taxes

          General

          The following discussion summarizes the material United States federal income tax considerations relevant to the acquisition, ownership and disposition of the ADSs by U.S. holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended (referred to as the Code), Treasury regulations promulgated or proposed under the Code, published rulings, and administrative and judicial interpretations of the Code and the Treasury regulations, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect, and different interpretations. This summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement for our ADSs or any related document will be performed in accordance with its terms. This discussion is addressed only to U.S. holders and does not address any United States federal income tax considerations that might be relevant to persons other than U.S. holders. Further, this discussion deals only with U.S. holders that hold ADSs as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code, and does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, brokers or dealers in securities or currencies, traders in securities that elect mark-to-market treatment, persons that hold the ADSs as part of a hedge, “straddle,” “conversion transaction” or other integrated investment, persons that hold Class B shares or ADSs through a partnership or other pass-through entity, U.S. holders who have a “functional currency” other than the U.S. dollar or U.S. holders that own or are treated as owning 10% or more of the voting power of our shares.

          This discussion does not describe all aspects of United States federal income taxation that may be relevant to a particular investor in light of such investor’s particular circumstances. U.S. holders should consult their own tax advisors as to the specific tax consequences of the acquisition, ownership and disposition of our ADSs or Class B shares, including the application and effect of United States federal, state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

          In general, for United States federal income tax purposes, if you hold our ADSs, you will be treated as the beneficial owner of our Class B shares represented by those ADSs. For purposes of this discussion, you are a U.S. holder if you are a beneficial owner of our Class B shares and you are, for United States federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other business entity created or organized in or under the laws of the United States or of any state or the District of Columbia treated as a corporation), (c) an estate the income of which is subject to United States federal income taxation regardless of source, or (d) a trust if (i) a court within the United States has primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) the trust has properly elected to be treated as a United States person under applicable Treasury regulations.

          Taxation of Our ADSs

          Distributions

          Except as otherwise noted below in the discussion under “—Passive Foreign Investment Company,” distributions we make on our ADSs will be treated as taxable dividends to you to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles. A dividend, generally, will be included in the gross income of a U.S. holder when the dividend is actually or constructively received by the depository. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect to dividends received from other U.S. corporations. However, pursuant to recently enacted legislation, dividends in respect of our ADSs paid to certain U.S. holders (including individuals) may qualify for preferential rates of United States federal income tax. To the extent that the amount of a distribution on our ADSs exceeds our current and accumulated earnings and profits, such distributions will first reduce your adjusted tax basis in our ADSs to the extent of that adjusted tax basis, and then, to the extent in excess of such tax basis, will be treated as U.S. source capital gain.

          The amount of dividend income taxable to you generally will include the amount of Argentine taxes, if any, that we withhold (as described under “—Argentine Taxes”). Thus, in the event such withholding taxes are imposed, you most likely will be required to report income in an amount greater than the cash you receive in respect of payments in respect of the ADSs. However, subject to various limitations, you may be eligible to claim the Argentine income tax withheld in connection with any distribution on ADSs as a credit or deduction for purposes of computing your United States federal income tax liability. Dividends we pay in respect of our ADSs generally will be treated as foreign source income and generally will constitute “passive” income (or, in the case of certain U.S. holders, “financial services” income) for foreign tax credit purposes. Special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of United States federal income tax pursuant to recently enacted legislation. The rules relating to foreign tax credits and the timing thereof are extremely complex and you should consult with your own tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit limitations to your particular situation.

          If a dividend is paid in pesos, the amount you must include in gross income will be the U.S. dollar value of the distributed pesos, as determined on the date of receipt by the depository, regardless of whether the payment is in fact converted into U.S. dollars at that time. You will have a tax basis in such pesos for United States federal income tax purposes equal to the U.S. dollar value on the date of such receipt. Any subsequent gain or loss in respect of such pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes.

          It is unlikely that you will be able to claim a foreign tax credit for any Argentine personal property tax (as described in “—Argentine Taxes”), but you may be able to deduct such tax in computing your United States federal income tax liability, subject to applicable limitations.

          Sale, Exchange or other Disposition

          Deposits and withdrawals of our Class B shares by U.S. holders in exchange for our ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

          Subject to the discussion below under “—Passive Foreign Investment Company,” upon a sale, exchange or other disposition of our ADSs, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition (which, in the event of a redemption, will include any amount withheld by us in respect of Argentine taxes imposed on such redemption) and your adjusted tax basis in our ADSs (which, generally, is the U.S. dollar cost thereof). Any gain that you recognize generally will be treated as U.S. source income for United States foreign tax credit purposes. Consequently, if a withholding tax is imposed on such gain, you will not be able to use any corresponding tax credit unless you have other foreign source income of the appropriate type in respect of which the credit may be used. Your net capital gains may be taxed at reduced rates if you are an individual and your holding period for our ADSs is more than one year.

          Backup Withholding

          The information reporting requirements of the Code generally will apply to distributions to you. Subject to certain exceptions, “backup withholding” at a rate of 28% may apply to payments of dividends on our ADSs and to payments of the proceeds of a sale or exchange of the ADSs that are made to a non-corporate U.S. holder if such holder fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a U.S. holder’s United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service. U.S. holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such exemption, if applicable.

          Passive Foreign Investment Company

          In general, a non-U.S. corporation will be a “passive foreign investment company” (“PFIC”) for any taxable year in which 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties, and, in some cases, income from commodities), or 50% or more of the average value of its assets consist of assets that produce, or are held for the production of, passive income. In determining whether a non-U.S. corporation is a PFIC, under a “subsidiary look-through rule,” dividends received from a subsidiary in which the corporation owns at least 25 percent of the stock by value are disregarded. Instead, the corporation is treated as owning its proportionate share of the subsidiary’s assets and deriving its proportionate share of the subsidiary’s income. Similarly, interest received by a corporation from a related person will be passive income only to the extent that such interest is allocable to income of that person that is passive income. In addition, although as a general matter the excess of gains over losses from transactions in commodities is treated as passive income, an exception exists for “active business” gains from commodities if substantially all (defined as at least 85%) of the corporation’s business is as an active producer, processor, merchant or handler of commodities. For this purpose, income derived from hedging transactions with respect to commodities will be considered to be income derived from the sale of commodities if the hedging transactions meet requirements set forth in applicable Treasury regulations.

          The rules relating to PFICs are extremely complex and there is little guidance with respect to the application of those rules to a corporation like ours with a subsidiary like Perez Energia with substantial business activities involving commodities. In addition, the operations and business of either us or Perez Energia may change in future years. Accordingly, no assurance can be given that we will not be treated as a PFIC for this or future years.

          If we are a PFIC for any taxable year, you generally would be treated, upon certain distributions by us or upon your sale or other disposition of our ADSs at a gain, as if the distribution or gain had been recognized ratably over your holding period for the ADSs. Any portion of such distribution or gain allocable to years prior to the first year we were a PFIC and to the current year would be included in your gross income as ordinary income for the year in which the distribution or sale or other disposition occurs. Amounts allocated to other years would be taxed at the highest applicable rate in effect for you for each year to which such distribution or gain was allocated (without taking into account any deductions or losses), and, in addition, you would be liable for an interest charge on the deemed deferral of such tax. These consequences generally could be avoided if you elect, generally for the first taxable year for which shares of the PFIC are held, either (a) to be taxed currently on a pro rata portion of our ordinary earnings and net capital gain, whether or not such income was distributed in the form of dividends or otherwise (and we made available to you the information required for such election) (the “qualified electing fund” election), or (b) to include in gross income each year, as ordinary income, an amount equal to the excess, if any, of (i) the fair market value of your ADSs as of the close of the tax year over (ii) the adjusted tax basis (increased by amounts includable in income in prior periods as a result of having made such election) of your ADSs (“mark-to-market gains”) and to deduct, to the extent of any net previously included mark-to-market gains, the amount of any shortfall of the fair market value of your ADSs against their adjusted tax basis (the “mark-to-market” election). At present, we do not intend to make available to you the information necessary for you to make a qualified electing fund election. Provided that the ADSs are regularly traded, within the meaning of section 1296 of the Code, the mark-to-market election would be available to U.S. holders in respect of the ADSs.

          U.S. holders of ADSs are encouraged to consult their own tax advisors regarding the application of the PFIC rules and their investment in ADSs.

F.	Dividends and Paying Agents

          Not applicable.

G.	Statement of Experts

          Not applicable.

H.	Documents on Display

          We file reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the SEC’s regional offices 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 or over the Internet at http://www.sec.gov. In addition, material that we file with the SEC may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          The following quantitative and qualitative information is provided about our exposure to market risks derived from the ordinary course of business.

          This analysis comprises statements on future events which may not occur and imply risks and uncertainties. Actual results may significantly differ due to several factors.

Quantitative Disclosure

          The chart below provides quantitative information about the our derivative financial instruments and other financial instruments as of December 31, 2002, which may be sensitive to changes in commodity prices, interest rates and foreign exchange rates.

Commodity Price Risk

	Collections (Payments)
	Expected Maturity

					Estimated
	2003	2004	2005	Total	Fair Value

Sales Price Exposure
Crude oil price swaps
Contract volumes (million barrels)	3.7	—	—	3.7
Average settlement prices (U.S.$per barrel)	18.85	—	—	—
Notional amount (U.S.$million)	69	—	—	69
Expected cash flow (U.S.$million)(1)	(30)	—	—	(30)	(30)
Crude oil price options(2)
Contract volumes (million barrels)	5.5	—	—	5.5
Average settlement price (U.S.$per barrel)	20.67	—	—	—
	27.19
Notional amount (U.S.$million)	131	—	—	131
Expected cash flow (U.S.$million)(1)	—	—	—	—	(5)
Swap options(3)
Contract volumes (million barrels)	—	11.0	7.3	18.3
Average settlement price (U.S.$per barrel)	—	18.87	19.00	—
Notional amount (U.S.$million)	—	207	139	346
Expected cash flow (U.S.$million)(1)	—	(49)	(29)	(78)	(95)

(1)	The expected cash flow was calculated based on the closing price of future contracts of Light Sweet Crude Oil on the New York Mercantile Exchange as of December 31, 2002.

(2)	For 2003, transactions are Producer Collars that provide a coverage with a minimum price of U.S.$20.67 and a maximum price of U.S.$27.19. Within such range the price floats at market value.

(3)	The transactions included herein are sold consumer swaptions.

Foreign Currency Exchange Rate Risk and Interest Rate Risk (figures in millions of pesos)

	Expected Maturity

								Estimated
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

Short- and long-term debt
Pesos
Variable rate	76	19	—	—	—	—	95	95
Average interest rate (%)	11.2	14.2	—	—	—	—
U.S. dollars
Fixed rate	416	499	536	16	955	1,796	4,218	3,297
Average interest rate (%)	6.3	8.1	7.9	9.0	8.9	8.4
Variable rate	699	449	507	494	481	312	2,942	2,942
Average interest rate (%)	4.9	5.5	5.6	5.7	5.7	2.5

	Expected Maturity

								Estimated
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

Bolívares
Fixed rate	30	—	—	—	—	—	30	30
Average interest rate (%)	35.9	—	—	—	—	—
Total	1,221	967	1,043	510	1,436	2,108	7,285	6,364

Qualitative Disclosures

          Our results of operations and financial condition are mainly exposed to three market risk categories: commodity price risk, foreign currency exchange rate risk and interest rate risk. We periodically review the risks associated with our businesses at a senior management level, based on an approach that has evolved from an independent analysis of each business unit to a risk management strategy that focuses on measuring and monitoring the risks that affect our overall portfolio of assets. We believe our risk management strategy mitigates risks related to the volatility of the prices of crude oil and crude oil by-products, supports our capital expenditure plans and protects our return on investment related to certain capital projects.

          Financial hedging is a tool that we employ to manage crude oil price risks. We use hedging derivative instruments, such as futures, swaps, options and other instruments, to mitigate risks related to results and cash flow volatility resulting from fluctuations in the price of crude oil and its by-products.

          The before-mentioned financial operations expose us to a credit risk. We apply strict requirements for the approval of lines of credit, apply several procedures to assess such risks and seek to reduce even more our credit exposure by using certain tools such as agreements for collateral advance payment or collection of such operations and the offset of collections and payments. Such financial instruments are entered into subject to strict restrictions set by the senior executive management. The results of hedging operations are periodically reviewed by the Management in order to confirm they are effective and relevant, consistent with market conditions. Such instruments are entered into in line with the market risk management strategy goals.

          Regarding our interests in affiliates, the boards of directors of such companies formulate the relevant risk management policies.

          Commodity Price Risk. In the Oil and Gas Exploration and Production, Refining and Petrochemicals businesses we are subject to the associated market risk in relation to price volatility, mainly of crude oil and by-products.

          We use several derivative financial instruments to reduce our exposure to the risks related to crude oil price volatility. Historically, we have prioritized a risk strategy that, basically through swaps and producer collars, was designed to set crude oil sales prices at certain intervals. In such respect, results of hedging derivative instruments are generally offset by similar changes in crude oil sales prices. Such policy, though it proved to be effective to comply with the proposed objectives, especially in 1998 when all-time minimum values were recorded, has prevented us from capitalizing on potential profits within a strengthened price scenario.

          The chart above provides information regarding derivative contracts entered into by us in connection with our exposure to commodity price risks.

          Based on WTI price expectations, during 2002 we intensified the use of option contracts within our crude oil prices hedging strategy. Such contracts provide greater flexibility, set up a protection against a drop in prices and allow the possibility of capitalizing the benefits of a high price scenario. Simultaneously, this strategy limits the financial risk associated with the collateral requirements of swaps and producers collars.

          During 2002, we executed the following operations: For 2002 we entered into options for 45,500 bbls/d. In addition, for 2003 we closed positions for a total volume of 67,500 bbls/d to be realized at market value at a 1.42 U.S.$/bbl discount. Regarding 2003 contracts, we paid P$117 million.

           After closing, in January 2003, we executed crude oil hedging transactions for the second semester of 2003 for 30,300 bbls/d. Such hedging provides protection based on the actual WTI price, setting a minimum price of 22.87 U.S.$/bbl. Premiums paid for such transaction totaled U.S.$8.5 million.

          The National Securities Commission (“CNV”) issued new regulations in connection with the accounting measurement and disclosure of information related to derivative instruments involved in risk hedging transactions and hedging accounting in general. Such regulations will be applicable for fiscal years commenced as from January 1, 2003.

          Foreign Exchange Risk. Our results of operations and financial condition are sensitive to changes in the exchange rate between the Argentine peso and other foreign currencies.

          As of December 31, 2002, most of our financial debt and a significant portion of the main subsidiaries’ debt was denominated in U.S. dollars.

          Historically, exposure of the Argentine peso to the United States dollar has not been hedged since under the Convertibility Law, effective as from 1991, the BCRA was obliged to sell dollars at a rate of exchange not exceeding one peso per dollar. In the economic, financial and regulatory scenario prevailing as of December 31, 2001, primary cash flow generation provided us with a specific hedge for the related risk. In such respect, a significant portion of us and our subsidiaries’ income was directly or indirectly denominated in U.S. dollars.

          On January 6, 2002, the Argentine Government enacted the Public Emergency and Foreign Exchange System Reform Law that changed the Convertibility System in force thus putting an end to the economic model effective thus far.

          In the new scenario prevailing in Argentina, our operating cash flow quality was severely affected. Measures such as the pesification of utility rates previously denominated in U.S. dollars and their subsequent renegotiation, the implementation of new taxes on hydrocarbon exports and the implementation of policies limiting the passing through of devaluation effects to local prices, affected the offset of the peso devaluation effects on our cash flow.

          Notwithstanding such limitations, in the second half of 2002 domestic prices of main commodities significantly recovered, in line with export price references. In addition, in 2002 we intensified the trade policy aimed at opening and consolidating export markets, thereby capitalizing on domestic price and export price asymmetries. Based on such behaviors, in addition to a solid positioning of foreign operations, the cash flow of which is primarily denominated in U.S. dollars, it is expected that our operating cash flow generation will significantly reduce our exposure to the peso in the short term, and recover our sensitivity to the U.S. dollar.

          If the Argentine Government continues issuing additional executive decrees or exerting pressure to restrict price increases, or controls exports or applies its emergency regulatory authority to fix prices or enacts other laws aimed at stabilizing prices or supply, our operating cash flow quality would be negatively affected and its correlation with the U.S. dollar would weaken.

          To a lesser extent, our results are exposed to exchange rate fluctuations between the peso and other foreign currencies other than the U.S. dollar. A minor portion of the Oil and Gas Exploration and Production and Petrochemicals business segments’ expenses are denominated in the local currencies of Venezuela, Brazil, Peru, Ecuador and Bolivia. Any possible appreciation of such currencies against the Argentine peso would have a slight negative impact on our results.

          Interest Rate Risks. Interest rate risk management mainly aims at reducing overall financial costs and adjusting risk exposure to the profile required.

          In order to reduce interest rate volatility, we, by means of the application of mathematical models that incorporate historical volatility and correlation analyses, permanently evaluate the opportunity to enter into derivative instruments.

           As of December 31, 2002 we keep in force an interest rate risk hedging contract aimed at managing the risk related to LIBO rate volatility implied in Class C notes, fixing the respective interest rate at 7.93% p.a.

          As of December 31, 2002, approximately 60% of the total financial debt was exposed to a fixed rate and 40% to a variable rate. The variable rate debt is mainly related to the LIBO rate. This risk, however, is managed through the natural hedge provided by the portion of fees received for production activities in the Oritupano-Leona area and provided by our financial assets, with cash flows remunerated at LIBO or similar rate.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          No events required to be reported have occurred.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

          None.

Item 15. CONTROLS AND PROCEDURES

          Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-14(c)) within 90 days of the date of this Annual Report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this Annual Report and accounts were being prepared.

          There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

Item 16. [RESERVED]

PART III

Item 17. FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of responding to this Item.

Item 18. FINANCIAL STATEMENTS

          Reference is made to pages F-1 to F-215 of this Annual Report.

Item 19. EXHIBITS

Exhibit No.	Description
1.	English translation of Estatutos (by-laws) of Perez Companc S.A. (the “Company”).

Exhibit No.	Description
2.1	Reference is made to the following Exhibits on file with the Securities and Exchange Commission contained in Perez Companc S.A.’s Registration Statement on Form F-4 (333-11130) filed with the Commission on November 15, 1999: Exhibit No. 4.2, Form of Deposit Agreement among Perez Companc S.A. (formerly PC Holdings S.A.), Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt; Exhibit No. 4.3, English translations of letters from members of the Perez Companc family to Perez Companc S.A. (formerly PC Holdings S.A.) whereby such persons agree not to acquire an interest in certain entities; and Exhibit No. 4.4, English translation of Assignment Agreement among Class A shareholders and Perez Companc S.A. (formerly PC Holdings S.A.) regarding the partial assignment of dividends to Class B shareholders.

2.2	Trust Deed dated June 29, 1993 between Compania Naviera Perez Companc S.A.C.F.I.M.F.A. and Citicorp Trustee Company Limited.*

2.3	Supplemental Trust Deed dated January 13, 1995 among Compania Naviera Perez Companc S.A.C.F.I.M.F.A., Citicorp Trustee Company Limited and others, Second Supplemental Trust Deed dated September 11, 1995 among Compania Naviera Perez Companc S.A.C.F.I.M.F.A., Citicorp Trustee Company Limited and others, Third Supplemental Trust Deed dated January 9, 1996 among Perez Companc S.A., Citicorp Trustee Company Limited and others, Fourth Supplemental Trust Deed dated May 2, 1996 among Perez Companc S.A., Citicorp Trustee Company Limited and others, Fifth Supplemental Trust Deed dated January 8, 1997 between Perez Companc S.A. and Citicorp Trustee Company Limited, Sixth Supplemental Trust Deed dated May, 1997 between Perez Companc S.A. and Citicorp Trustee Company Limited, Seventh Supplemental Trust Deed dated December 21, 1998 between Perez Companc S.A. and Citicorp Trustee Company Limited, Eighth Supplemental Trust Deed dated November 28, 2000 between Pecom Energía S.A. and Citicorp Trustee Company Limited, each relating to the Trust Deed dated June 29, 1993.*

2.4	Form of U.S.$193,450,000 Restricted Global Note and Form of U.S.$106,550,000 Unrestricted Global Note, related to Pecom Energía S.A.’s 9% notes due 2004.*

2.5	Form of U.S.$323,500,000 Restricted Global Note and Form of U.S.$76,500,000 Unrestricted Global Note, related to Pecom Energía S.A.’s 8.125% notes due 2007.*

2.6	Indenture dated May 1, 1998 between Perez Companc, S.A. and Citibank, N.A., as Trustee.*

2.7	Form of U.S.$92,200,000 Restricted Global Note and Form of U.S.$107,800,000 Unrestricted Global Note, related to Pecom Energía S.A.’s 9% Series B Notes due 2006.*

2.8	Third Supplemental Indenture dated July 17, 2001, to the Indenture dated May 1, 1998 and filed hereto as Exhibit 2(b)(v), among Pecom Energía S.A., Citibank N.A. as Trustee, Co-Security Registrar, Authenticating Agent and Transfer Agent in New York, Citibank N.A. acting through its Buenos Aires branch, as Security Registrar and Transfer Agent in Argentina, Bankers Trust Company as Administrative Agent, Calculation Agent, Paying Agent and Oil Agent, Deutsche Bank AG, London Branch, as Oil Purchaser and Deutsche Bank S.A. as Paying Agent in Argentina.*

2.9	Sixth Supplemental Indenture dated as of July 26, 2002, to the Indenture dated as of May 1, 1998, between Pecom Energía S.A. and Citibank, N.A.

2.10	Ninth Supplemental Trust Deed dated July 31, 2002, to the Trust Deed dated June 29, 1993, between Pecom Energía S.A and Citicorp Trustee Company Limited.

2.11	Amended and Restated Indenture, dated August 1, 2002, amending and restating the Indenture dated May 1, 1998, between Pecom Energía S.A. and Citibank, N.A.

Exhibit No.	Description
2.12	First Supplemental Indenture dated as of October 4, 2002 to the Amended and Restated Indenture dated as of August 1, 2002 filed, among Pecom Energia S.A., as Issuer, The Bank of New York, as Trustee, Co-Security Registrar, Authenticating Agent, Paying Agent and Transfer Agent in New York, Banco Rio de la Plata S.A., as Security Registrar, Argentine Paying Agent and Transfer Agent in Argentina and JPMorgan Chase, as Administrative Agent and Calculation Agent, for the creation of the Short Term Floating Rate Trade Series J Notes due 2003.

2.13	Second Supplement Indenture dated as of October 4, 2002 to the Amended and Restated Indenture dated as of August 1, 2002, among Pecom Energía S.A., as Issuer, The Bank of New York, as Trustee, Co-Security Registrar, Authenticating Agent, Paying Agent and Transfer Agent in New York, Banco Rio de la Plata S.A., as Security Registrar, Argentine Paying Agent and Transfer Agent in Argentina and JPMorgan Chase, as Administrative Agent and Calculation Agent, for the creation of the Long Term Floating Rate Trade Series K Notes due 2007.

2.14	Third Supplemental Indenture dated as of October 4, 2002 to the Amended and Restated Indenture dated as of August 1, 2002, among Pecom Energía S.A., as Issuer, The Bank of New York, as Trustee, Co-Security Registrar, Authenticating Agent, Paying Agent and Transfer Agent in New York, Banco Rio de la Plata S.A., as Security Registrar, Argentine Paying Agent and Transfer Agent in Argentina and JPMorgan Chase, as Administrative Agent and Calculation Agent, for the creation of the Short Term Floating Rate Working Capital Series L Notes due 2003.

2.15	Fourth Supplemental Indenture dated as of October 4, 2002 to the Amended and Restated Indenture dated as of August 1, 2002, among Pecom Energía S.A., as Issuer, The Bank of New York, as Trustee, Co-Security Registrar, Authenticating Agent, Paying Agent and Transfer Agent in New York, Banco Rio de la Plata S.A., as Security Registrar, Argentine Paying Agent and Transfer Agent in Argentina and JPMorgan Chase, as Administrative Agent and Calculation Agent, for the creation of the Long Term Floating Rate Working Capital Series M Notes due 2007.

4.1	Oil Marketing and Delivery Agreement dated July 17, 2001 between Pecom Energía S.A. as Issuer and Deutsche Bank AG, London Branch, as Oil Purchaser; and Crude Oil Purchase and Delivery Contract dated July 17, 2001 among Pecom Energía S.A., as Issuer, Deutsche Bank AG, London Branch, as Oil Purchaser and Bankers Trust Company as Oil Agent and as Administrative Agent.*

4.2	Contrato de Cesion dated December 14, 2001, among Perez Companc de Venezuela, S.A., Corod Producción, S.A., Pecom Energía S.A. and Banco Latinoamerica de Exportaciones, S.A., with an English summary.*

4.3	Long-Term Incentive Plan for executive officers and senior managers approved in May 2000 together with an English summary attached thereof, filed with the Commission on June 18, 2001 as Exhibit 4(c) to the Company’s Annual Report on Form 20-F, and incorporated herein by reference.

4.4	Letter of Credit Issuance and Reimbursement Agreement dated October 2, 2002 among Pecom Energia S.A., the Lenders named therein, the Issuing Banks named therein, and JPMorgan Chase Bank, as Letter of Credit Administrative Agent.

8.1	List of “significant subsidiaries” of Perez Companc as defined in rule 1-02(w) of Regulation S-X.

12.1	Letter dated June 28, 2002 from Perez Companc S.A. to the U.S. Securities and Exchange Commission concerning the company’s auditors.*

Exhibit No.	Description
12.2	Certifications by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to our annual report for the year ended December 31, 2001 filed on June 28, 2002.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PEREZ COMPANC S.A.

By:	/s/ Alberto Guimarães

Name: Alberto Guimarães
Title: Chief Executive Officer

By:	/s/ Carlos Alvarez

Name: Carlos Alvarez
Title: Chief Financial Officer

Date: June 30, 2003

CERTIFICATION

I, Alberto Guimarães, certify that:

1.	I have reviewed this annual report on Form 20-F of PEREZ COMPANC S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

By:	/s/	Alberto Guimarães

Name:	Alberto Guimarães
Title:	Chief Executive Officer

CERTIFICATION

I, Carlos Alvarez, certify that:

1.	I have reviewed this annual report on Form 20-F of PEREZ COMPANC S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

By:	/s/	Carlos Alvarez

Name:	Carlos Alvarez
Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

PEREZ COMPANC S.A.

PEREZ COMPANC S.A.

Financial Statements, Annual Report and Summary of Events
as of December 31, 2002, 2001 and 2000
Report of Independent Auditors

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Perez Companc S.A.:

We have audited the accompanying consolidated balance sheet of Perez Companc S.A. (an Argentine Corporation) and its subsidiaries as of December 31, 2002, and the related consolidated statements of income and loss, changes in shareholder’s equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the above mentioned financial statements based on our audit.

The financial statements of Perez Companc S.A. as of December 31, 2001 and 2000, and for the years then ended, have been audited by other auditors who have ceased operations, and whose report dated March 8, 2002, included an explanatory paragraph related to an uncertainty regarding the realization of carrying amounts, presented in accordance with accounting principles generally accepted in Argentina, of certain equity investments in the amount of Argentine pesos 818,000,000 as of December 31, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of Perez Companc S.A. and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected consolidated shareholders’ equity as of December 31, 2002 and the consolidated results of operations for the year then ended, to the extent summarized in notes 18 through 20 to the consolidated financial statements.

Buenos Aires, Argentina March 11, 2003 (except with respect to Note 22, as to which the date is June 13, 2003)

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. (Member Firm of Ernst & Young Global)

/s/ DANIEL G. MINENNA Partner

COPY OF 2001 OPINION INCLUDED IN FILING

The following is a copy of the audit report previously issued by Pistelli, Díaz y Asociados, member firm of Andersen, in connection with Perez Companc S.A.’s filing on Form 20-F for the fiscal year ended December 31, 2001. This audit report has not been reissued by Pistrelli, Díaz y Asociados in connection with this filing on Form 20-F.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Perez Companc S.A.:

     We have audited the accompanying consolidated balance sheets of Perez Companc S.A. (an Argentine Corporation) and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the years then ended, all expressed in Argentine pesos. We have also audited the balance sheet of Perez Companc S.A. as of December 31, 1999 and the related statements of income, changes in shareholders’ equity, and cash flows for the year then ended, all expressed in Argentine pesos. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in note 20.e), in the last few months, a significant change has been implemented in the economic model of Argentina, including the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of economic measures adopted by the Argentine Federal Government, which are detailed in note 20.e), have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities that are denominated in foreign currency and held in the country, the effects of which will be recognized in the financial statements for next year in accordance with Argentine generally accepted accounting principles; (b) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (c) the restriction on transfers abroad on account of financial debt principal service and dividend distributions without prior authorization from the Central Bank; (d) the increase in domestic prices; and (e) renegotiation of public utilities contracts. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

     As described in note 21, the economic measures described above have impacted significantly the economic and financial condition of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A. and its subsidiary Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A., Compañía de Inversiones de Energía S.A. and its subsidiary Transportadora de Gas del Sur S.A., and Enron de Inversiones de Energía S.C.A., principally as they relate to the de-dollarization of their rates and renegotiation of concession agreements, negative exchange differences due to devaluation of local currency and the resulting suspension of the payment of certain financial debt and violation of certain covenants of their debt agreements. Managements’ plans of these companies in regard of these matters are also described in Note 21. Thus, the realization of carrying amounts of Perez Companc S.A.’s total investments in such companies in the amount of $ 375 million as of December 31, 2001 depends on the success of the above actions. The accompanying financial statements presented in accordance with generally accepted accounting principles in Argentina do not include the adjustments, if any, that might result from the outcome of this uncertainty.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perez Companc S.A. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, and the financial position of Perez Companc S.A. as of December 31, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

     Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in Argentina, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation as permitted by Form 20-F of consolidated net income and shareholders’ equity to accounting principles generally accepted in the United States are set forth in Notes 16 through 18.

Buenos Aires, Argentina

     March 8, 2002 (except with respect to notes
     16 through 18, 20 and 21, as to which the date is June 14, 2002)

PISTRELLI, DIAZ Y ASOCIADOS
Member Firm of Andersen
C.P.C.E.C.F. Vol.1 - F°8

/s/ DANIEL G. MINENNA
Partner
C.P.A. Buenos Aires University
C.P.C.E.C.F. Vol.175 - F°221

PEREZ COMPANC S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND LOSS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Stated in millions of Argentine pesos - See Note 1.c)

	2002	2001	2000

Net sales	4,521	3,557	3,162
Costs of sales (Note 23.c)	(2,822)	(2,414)	(2,145)

Gross profit	1,699	1,143	1,017
Administrative and selling expenses (Note 23.e)	(538)	(502)	(382)
Exploration expenses (Note 23.e)	(58)	(41)	(13)
Equity in operating earnings of affiliates (Note 6.b)	173	493	455
Other operating income, net (Note 13.c)	9	35	22

Operating income	1,285	1,128	1,099
Other expenses, net (Note 13.d)	(268)	(28)	131
Equity in non-operating earnings of affiliates (Note 6.c)	(828)	(288)	(267)
Financial income (expense) and holding gains (losses) (Note 9)	(1,332)	(452)	(323)

(Loss) income before income tax and minority interest in subsidiaries	(1,143)	360	640
Income tax provision	(66)	(133)	(41)
Minority interest in subsidiaries	17	(13)	(15)

Net (loss) income	(1,192)	214	584

The accompanying notes are an integral part of these consolidated financial statements.

PEREZ COMPANC S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(Stated in millions of Argentine pesos - See Note 1.c)

	2002	2001

CURRENT ASSETS
Cash	88	89
Investments (Note 6.a)	629	1,178
Trade receivables	708	875
Other receivables (Note 13.a)	791	360
Inventories (Note 5)	353	340
Other assets (Note 3 and 6.V)	243	—

Total current assets	2,812	2,842

NONCURRENT ASSETS
Trade receivables	18	11
Other receivables (Note 13.a)	115	199
Inventories (Note 5)	1	212
Investments (Note 6.a)	1,780	2,457
Property, plant & equipment (Note 23.a)	8,829	7,746
Other assets	24	17

Total noncurrent assets	10,767	10,642

Total assets	13,579	13,484

CURRENT LIABILITIES
Accounts payable	562	694
Short-term debt (Note 9)	1,221	2,769
Payroll and social security taxes	61	76
Taxes payable	113	72
Other liabilities (Note 13.b)	335	439

Total current liabilities	2,292	4,050

NONCURRENT LIABILITIES
Accounts payable	8	4
Long-term debt (Note 9)	6,064	3,061
Other liabilities (Note 13.b)	229	201
Reserves (Note 10.e)	84	44

Total noncurrent liabilities	6,385	3,310

Total liabilities	8,677	7,360
MINORITY INTEREST IN SUBSIDIARIES	124	154
SHAREHOLDERS’ EQUITY	4,778	5,970

	13,579	13,484

The accompanying notes are an integral part of these consolidated financial statements.

PEREZ COMPANC S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Stated in millions of Argentine pesos - See Note 1.c)
except for per share amounts in Argentine pesos)

	Capital stock				Retained earnings

					Unappropriated
		Adjustment to	Additional paid	Legal	retained	Treasury
	Capital stock	capital stock	in capital	reserve	earnings	stock	Total

Balances at December 31, 1999	628	742	83	2	158	—	1,613
Increase in capital by share exchange offer	1,504	1,778	576	—	—	—	3,858
Regular and Special Shareholders’ Meeting decisions of April 27, 2000:
Distribution of unappropriated retained earnings:
- Legal reserve	—	—	—	7	(7)	—	—
- Cash dividends (a)	—	—	—	—	(133)	—	(133)
Acquisition of treasury shares by Pecom Energía S.A. (b)	—	—	—	—	—	(13)	(13)
Net income	—	—	—	—	584	—	584

Balances at December 31, 2000	2,132	2,520	659	9	602	(13)	5,909
Regular Shareholders’ Meeting decisions of April 9, 2001:
Distribution of unappropriated retained earnings:
- Legal reserve	—	—	—	28	(28)	—	—
- Cash dividends (a)	—	—	—	—	(133)	—	(133)
Acquisition of treasury shares by Pecom Energía S.A. (b)	—	—	—	—	—	(20)	(20)
Net income	—	—	—	—	214	—	214

Balances at December 31, 2001	2,132	2,520	659	37	655	(33)	5,970
Net loss	—	—	—	—	(1,192)	—	(1,192)

Balances at December 31, 2002	2,132	2,520	659	37	(537)	(33)	4,778

(a)	0.046 per Class A share and 0.070 per Class B share.

(b)	See Note 2.i).

The accompanying notes are an integral part of these consolidated financial statements.

PEREZ COMPANC S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (a)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Stated in millions of Argentine pesos - See Note 1.c)

	2002	2001	2000

Cash provided by (used in) operations:
Net (loss) income	(1,192)	214	584
Reconciliation to net cash provided by (used in) operating activities:
Minority interest in subsidiaries	(17)	13	15
Equity in operating earnings of affiliates	(173)	(493)	(455)
Equity in non-operating earnings of affiliates	828	288	267
Income on current investments other than cash and cash equivalents	(41)	—	(7)
Financial (income) expense, net	90	—	—
Dividends collected from affiliates (Note 6.d)	20	142	185
Depreciation of property, plant & equipment	944	672	445
Amortization of other assets	6	7	7
Income from sale of subsidiaries, affiliates and other businesses	(77)	(184)	(104)
Impairment charges	192	201	—
Reserves	(17)	(7)	(22)
Contingencies charges for contractual commitment with OCP	72	—	—
Other	67	17	(2)
Changes in assets and liabilities:
Trade receivables	139	15	(142)
Other receivables	101	72	(39)
Inventories	(63)	48	(87)
Accounts payable	16	172	148
Payroll and social security taxes	(14)	7	9
Taxes payable	51	(72)	(83)
Other liabilities	55	308	(39)
Interest payable	(1)	28	81

	986	1,448	761
Payments in advance	(456)	—	247

Net cash provided by operations	530	1,448	1,008

Cash provided by (used in) investing activities:
Acquisition of property, plant & equipment and interest in companies and oil and gas areas	(601)	(1,687)	(1,222)
Net increase (decrease) in investments other than cash and cash equivalents	32	(63)	(11)
Contributions and advances to unconsolidated affiliates	(126)	(57)	(2)
Sales of interest in unconsolidated affiliates	589	225	172
Return of dividends collected	(6)	—	—
Cash provided by share exchange offer	—	—	358

Net cash used in investing activities	(112)	(1,582)	(705)

Cash provided by (used in) financing activities:
Net (decrease) increase in short-term debt	(151)	1,017	253
Payments of long-term debt	(1,711)	(1,039)	(772)
Increase in long-term debt	123	1,004	934
Acquisition of own stock	—	(20)	(13)
Cash dividends paid	(2)	(142)	(144)

Net cash (used in) provided by financing activities	(1,741)	820	258

Devaluation and inflation effect on cash	765	—	—

(Decrease) increase in cash	(558)	686	561
Cash and cash equivalents at beginning	1,247	561	—

Cash and cash equivalents at end	689	1,247	561

(a)	Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less when purchased.

The accompanying notes are an integral part of these consolidated financial statements.

PEREZ COMPANC S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Amounts stated in millions of Argentine pesos — see Note 1.c, unless otherwise indicated)

1. Basis of presentation

     The consolidated financial statements of Perez Companc S.A. (“the Company” or “Perez Companc”) have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Buenos Aires City, Argentina (“Argentine GAAP”), and the regulations of the Argentine Securities Commission (“Comisión Nacional de Valores” or “CNV”).

     In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company’s individual financial statements is required. Consolidated financial statements need only be included as supplementary information. For the purpose of these statements, individual financial statements have been omitted since they are not required by the Securities and Exchange Commission of the United States of America (“SEC”).

     Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

     The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

     In accordance with the procedure set forth in Technical Resolution No. 4 of the FACPCE, the Company has consolidated line by line its balance sheets as of December 31, 2002, 2001 and 2000, with the financial statements of Pecom Energía S.A. and those companies in which it holds more than 50% of the voting interest. On January 25, 2000, the Company completed the exchange offer of its Class B shares for shares of Pecom Energía common stock. There by increasing its interest in Pecom Energía to 98.21 % from 28.92% (See note 12). Since the share exchange offer gave the Company control over Pecom Energía S.A. (“Pecom Energía”) as from January 25, 2000, the consolidation of the accompanying statements of income and cash flows has begun on such date.

     As per the previously mentioned regulations, payables and receivables and the transactions carried out between members of the consolidated group have been eliminated from the consolidation. Intercompany gain (loss) included in final asset balances have been eliminated by the proportion related to the majority share. The interest held by minority shareholders in subsidiaries was duly segregated.

     The data reflecting subsidiaries and affiliates is disclosed in Note 23.f).

b) Financial statements used for consolidation

     For consolidation purposes, the Company has used annual or special financial statements of the subsidiaries as of December 31, 2002, 2001 and 2000, adapted to the reporting year of the parent company.

     The financial statements of subsidiaries have been prepared or adapted to accounting policies consistent with those applied by the Company to prepare its own financial statements.

c) Restatement in constant money

     The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolution No. 415.

     Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995. As from September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of such method maintaining the restatements made through such date. This method has been accepted by professional accounting standards through December 31, 2001.

     Considering that Argentine economy no longer presents a monetary stability context, on March 6, 2002, the CPCECABA approved the Resolution M.D. No. 3/2002, providing the reinstatement of the adjustment-for-inflation method for fiscal years beginning January 1, 2002. Prior periods financial statements are considered as restated in December 2001 currency.

     The CNV, through General Resolution No. 415 dated July 25, 2002, required to present inflation adjusted financial statements as from January 1, 2002. Consequently, as from periods beginning January 1, 2002, the Company started to apply adjustment-for-inflation regulations. The consolidated financial statements for the year ended December 31, 2001, presented for comparative purposes, were restated at current year-end currency.

     The restatement in constant pesos method should be applied to the accounting cost values immediately preceding the capitalization of the exchange differences mentioned in note 2.k), which represent an anticipation of the effects of variations in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

     The Company ’s interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures’ assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Foreign currency translation

     The Company applies the “Convert-Adjust” method provided for in Technical Resolution No. 13 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

     Firstly, foreign transactions are remeasured into US dollars since such is the functional currency for such transactions as follows:

-	Assets and liabilities stated at current values were converted at the closing exchange rates.

-	Assets and liabilities measured at cost, and revenues and expenses were converted at the historical exchange rates.

     Once the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

-	Assets and liabilities are translated by using a current rate.

-	Revenues and expenses are translated at historical exchange rates.

     The peso-denominated amounts of revenues and expenses resulting from such transactions have been restated into constant money by application of Technical Resolution No. 6 of the FACPCE.

     Gain (loss) from remeasurement and translation is charged to income in the “Financial income (expense) and holding gains (losses)” account.

f) Cash equivalents

     Cash equivalents consist of highly liquid investments that are readily convertible into cash and have a maturity of three months or less at date of acquisition.

g) New accounting standards

     Through General Resolution No. 415 dated January 14, 2003, the CNV adopted Technical Resolutions Nos. 16, 17, 18, 19 and 20 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), as amended by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) according to its Resolutions C.D. No. 238/01, 243/01, 261/01, 262/01 and 187/02, with certain exceptions, which shall be applied to fiscal years beginning January 1, 2003.

     The main changes included in the technical resolutions, that have resulted in significant effects on the Company’s financial statements, are: (i) guidelines regarding the recognition, measurement, and disclosure of derivatives and hedging transactions; (ii) amendment of the method to translate the financial statements of foreign subsidiaries stated in foreign currency; (iii) the mandatory requirement to apply the deferred tax method to recognize income tax; (iv) measurement of asset and liability amounts on discounted basis; (v) changes in the frequency and method to compare assets with the recoverable values thereof; (vi) incorporation of guidelines to assess whether certain transactions including financial instruments, irrevocable capital contributions and preferred stock, among others, should be classified as liabilities or shareholders’ equity; (vii) incorporation of new disclosure requirements including proportional consolidation of companies under joint control, change in the disclosure of direct sales revenues, information by segment, earnings per share, and the comparative information to be disclosed.

     In addition, the Company changed the method used to recognize future estimated retirement costs in oil & gas areas. Consistently with SFAS 143 guidelines, such costs discounted at a rate estimated upon initial measurement are capitalized together with the assets from which they originate and are depreciated by the units of production method.

     Estimated future restoration and abandonment costs discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method. Additionally, a liability is recognized for such costs at the estimated value of the amount payable, discounted at an estimated rate at the time of their initial measurement.

     The effect under Argentine GAAP of the adoption of the new rules, considering the modifications introduced by the CNV has resulted in a reduction to retained earnings at the beginning of the 2003 fiscal year of approximately 374.

2. Valuation methods

     The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

     At the prevailing exchange rates at the end of each year, including accrued interest, if applicable.

     The summary of accounts denominated in foreign currency is disclosed in Note 23.d).

b) Inventories:

     Crude oil stock: at reproduction cost.

     Materials: of high-turnover, at replacement cost; low-turnover, at the last purchase price, restated in constant money.

     Work in progress and finished products relating to refining, petrochemical and electricity activities: at replacement or reproduction cost, as applicable.

     Timber: recognizing organic growth, taking into account the following stages:

· 1st Stage - Young plantings: valued at incurred cost, restated in constant money, increased by an annual growth rate determined on the basis of the historical average growth of the Company ´s plantations.

. 2nd Stage - Mature plantings: valued separately, at market price less a 10% profit margin and the related felling, loading, freight and other related costs.

     Forestry products: at replacement or reproduction cost, as applicable.

     Farming products:          a) Seeding: at production cost, restated in constant money.

                                                b) Livestock and cereals: at net realizable value.

     The carrying amount of these assets, does not exceed their recoverable value.

c) Investments:

     Listed shares and government securities:

     -     Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis.

     Under the government-securities voluntary conversion system provided by Federal Executive Decree No. 1387/01, the Company voluntarily swapped provincial and federal government securities for secured loans for a carrying value of 7 and a market value of 3.

     Executive Decree 1579/02 established the issuance of secured bonds, with final maturity date in 2018, monthly payable as from 2005. The principal balance shall be adjusted by the Benchmark Stabilization Coefficient, accruing interest at an annual 2% fixed rate. Foreign currency liabilities of the federal, provincial and municipal public sector effective as of February 3, 2002, whose applicable law is only Argentine law, shall be translated into pesos at the exchange rate of 1.40 pesos per US dollar and adjusted by the Benchmark Stabilization Coefficient, plus an annual 2% interest rate.

     In addition, on December 31, 2002, the Company carries other securities which market value amounts to 2, while their book value amounts to 5.

     Certificates of deposit and loans to affiliates: at face value plus accrued interest.

     Unlisted Government securities: at the original value increased based on the internal rate of return upon its addition to assets. Considering the default on the payment of the Argentine foreign debt and the significant uncertainties arising from the current Argentine economic situation, as of December 31, 2002 following a conservative accounting practice, the Company booked a valuation allowance for the notional value of Argentine External Bills in U.S. dollars, survey rate series 74, amounting to 30.

     Tax credit certificates: at the estimated value based on the application of the certificates to the payment of federal taxes.

     Investments in mutual funds: at the Company’s interest on the funds’ net assets, valued at market prices at the end of each year.

     Shares — Participation in affiliates, in which the Company exercises significant influence:

     By the equity method, following the procedure established by Technical Resolution No. 5 of the FACPCE. For the determination of the Company’s equity in affiliates, the Company has used annual or special financial statements from affiliates as of December 31, 2002, 2001 and 2000, or the best available financial information.

     For the determination of the Company’s equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders’ meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders’ disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments. Equity in earnings of affiliates related to financial income (expense) and holding gains (losses) and income tax, as well as those related to events or transactions entered into as part of the normal course of business, although unusual in nature, are excluded from the determination of operating income and are presented as “Equity in non-operating earnings of affiliates”.

     At the effectiveness of Law No. 25,063, dividends in cash and in-kind received by the Company for its investments in other companies in excess of the accumulated taxable income held by them upon its distribution will be subject to a 35% withholding income tax as sole and final payment.

     As of December 31, 2002, the Company has not booked any charge for this tax because it estimates that dividends arising from equity method investees will not exceed taxable income.

     Perez Companc follows the policy of providing allowances for losses on its investments whenever recoverability becomes doubtful.

     Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money or recoverable value, whichever is lower.

d) Property, plant & equipment:

     Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant money less related accumulated depreciation. Property, plant & equipment related to foreign transactions have been converted into US dollars since that is the functional currency for such transactions and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign transactions described in note 1.e).

     Perez Companc uses the successful efforts method of accounting for its oil and gas exploration and production activities.

     Exploration costs, excluding the costs of exploratory wells, are charged to expenses as incurred. Drilling costs of exploratory wells, including stratigraphic test wells, are capitalized pending determination of whether proved reserves exist which justify commercial development. If such reserves are not found, the costs are charged to exploratory expense of the year. Drilling costs of productive wells and of dry holes drilled for development of oil and gas reserves are capitalized.

     The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved developed and undeveloped oil and gas reserves. Mining property related to unproved reserves has been valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

     Estimated future restoration and abandonment costs are taken into account in determining amortization and depreciation rates, according to the units of production method.

     The Company estimates its reserves at least once a year. Total oil and gas reserves as of December 31, 2002, 2001 and 2000, were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

     Oil and gas producing properties are regularly assessed for possible impairment on a field-by-field basis. Perez Companc reviews its long-lived assets periodically or on an exception basis, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. In these cases, Perez Companc compares expected undiscounted future cash flows at a producing field level to the capitalized cost of the asset net of depreciation. If the future undiscounted cash flows, based on market estimates of future crude oil and natural gas prices (including the effect of any hedge contract on estimated future sales), operating costs, future development costs and anticipated production from proved reserves (developed and undeveloped), are lower than the capitalized cost net of depreciation, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

     Perez Companc’s remaining property, plant & equipment is depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

     The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

     The carrying value of property, plant & equipment, taken as a whole, does not exceed its recoverable value.

e) Environmental costs:

     The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant’s (or some other production asset’s) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

     Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company ´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

     The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company ’s own internal environmental policies.

f) Income tax, tax on minimum presumed income, royalties and withholdings on export of hydrocarbons:

     The Company and its subsidiaries accrue the income tax payable on unconsolidated basis, applying the effective statutory tax rate to the period’s taxable income without considering temporary differences between the accounting and taxable income.

     The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year ’s taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at a rate of 1%, so that the Company ’s final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

     Within the framework of Law No. 25,414, the Competitiveness and Employment Generation Agreement for the Chemical and Petrochemical industry was approved by Decree No. 1436/2001. Under such agreement, the Company obtained a 50% relief from tax on minimum presumed income for assets used in such segment.

     For the operations in Argentina, Venezuela, Peru and Bolivia the income tax provision was calculated at the tax rates of 35%, 34%, 30% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax, and a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

     Law No. 25,239 and its Executive Decree No. 1037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

     Royalties are paid in Argentina, Peru and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12%, 24.5% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the Oil and gas royalties account (see Note 23.e). In Venezuela, for the Acema, Mata and La Concepción (Third Round) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Third Round areas are deducted from the sales price.

     As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, Pecom Energía will pay the provinces of Neuquén and Río Negro, as from August 2003, hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Argentine Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

     The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years. The rate of those withholdings is 5% for certain refined products and 20% for the gas oil, LPG and crude oil. Withholdings are booked as a reduction to sales.

g) Contingencies:

     Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Perez Companc’s legal counsel and the available evidence.

     Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company ’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

     If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

     However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management, may be of interest to the users of the financial statements.

     Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 10.

h) Minority interest in subsidiaries:

     Minority interest in the consolidated balance sheets and in the consolidated statements of income and cash flows reflects the minority owners’ share of shareholders’ equity, results of operations and capital transactions, respectively, in subsidiaries.

i) Own stock held by subsidiaries:

     It represents the acquisition of own stock held by Pecom Energía, deducted from shareholders’ equity at acquisition cost and presented separately in the statement of changes in shareholders’ equity.

j) Revenue recognition:

     Revenues are recognized when products are shipped or services are rendered and the risk of loss has been transferred to the customer.

k) Statement of income accounts

     Restated into constant money through year, considering the following:

-	Depreciation and consumption expenses related to nonmonetary assets were charged to income (losses) taking into account the restated costs of such assets.

-	Financial income (expense) and holding gains (losses):

     The Financial income (expense) and holding gains (losses) account discloses the following items, as detailed in Note 9:

a)	Nominal financial income (expense), exchange differences and gain (loss) on changes in the listed price of government securities and shares, at their face value restated into constant money as of the end of each year.

b)	Gain (loss) from remeasurement and translation of transactions in foreign countries, in real terms.

c)	Holding gains (losses) on revaluation of inventories at replacement cost, in real terms.

     CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard. Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes. In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets. The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing.

     As previously mentioned, as of December 31, 2002, the Company has capitalized negative foreign exchange differences with a 48 residual value through its investment in Citelec.

l) Shareholders-equity accounts:

     They were restated into constant money as of year-end, except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement into constant money is disclosed under “Adjustment to capital stock”.

m) Hedging and other derivatives:

     The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

     Therefore, gains or losses from the hedging instrument are recognized symmetrically with gains or losses from the underlying hedged item. Thus, income or loss from derivative instruments agreed to hedge a special risk associated with a recognized asset or liability item are deferred and recorded when the gain or loss generated by the hedged position occurs.

     If the instrument is intended to hedge the effect of a future transaction, gains or losses are deferred and recognized as follows: (i) for the cases in which the hedged foreseen transaction will lead to recognize an asset or liability, the changes are included in the initial asset or liability measurement upon recognition of the asset or liability, and are recognized in income or loss to the extent the hedged item affects the income statement, (ii) for all other foreseen transactions, the changes are recognized in income or loss for the year in which the hedged items affect the income statement. When it is determined that the transaction originally forecasted will not take place, income or loss deferred is recognized in the period in which such determination takes place. Premiums paid are booked as assets and are amortized over the term of the option.

     The use of derivative financial instruments exposes the Company to credit risk, which is mitigated by having as counterparties in the transactions entities with an international credit rating higher than “A” granted by Standard & Poor’s or “A2” by Moody’s Investors Service. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payment agreements for such operations and the offsetting of collections and payments.

Hedge of produced crude oil price

     The Company, as a producer of crude oil, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative financial instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

     Income (losses) generated by such instruments, used to hedge crude oil price, are deferred until the related foreseen transaction is recognized and are recorded in the income statement as an integral part of hedged sales.

     As of December 31, 2002, the Company keeps a hedging policy for 2003 based on option agreements stipulating a flexible structure. For WTI prices under US$ 20/bbl, the hedging price is US$ 19.52/bbl and the volume hedged is 17,500 bbl/d. For WTI prices equal to or exceeding US$ 20/bbl and under US$ 21/bbl, the price amounts to US$ 19.44/bbl and the volume hedged is reduced to 15,000 bbl/d. For WTI prices equal to or exceeding US$ 21/bbl and under or equal to US$ 27/bbl, the price amounts to US$ 18.65/bbl and the volume hedged is reduced to 10,000 bbl/d. For WTI prices exceeding US$ 27/bbl, the volume hedged is 17,500 bbl/d and the hedging price is US$ 22.31/bbl. Premiums paid have been allocated to each hedging price informed. Apart from the abovementioned hedging, during 2002, the Company entered into agreements for a total volume of 67,500 bbl/d, which will be realized at market value with a US$ 1.42/bbl discount. In this regard, the Company paid 117 representing a deferred loss that will be charged as lower sales in 2003.

     For the period January 2004 to December 2005, options sold are kept at a volume of about 18.3 million barrels (average 25,000 bbl/d) at a fiscal year average price of US$ 19.87/bbl.

     The portion accrued regarding hedging instruments caused lower sales amounting to 370, 338 and 493 for fiscal years 2002, 2001 and 2000, respectively.

     The accrued and unpaid portion of hedging instruments as of December 31, 2002, amounts to 35. The market value of the effective agreements since December 31, 2002, represents receivables for the parties amounting to 437. In this regard, as from December 31, 2002, the Company carries cash prepayments amounting to 183. In addition, it has available stand-by letters of credit for the parties amounting to 169. This is not a final obligation for the Company and it does not necessarily indicate any future income (loss). The impact of these figures should be evaluated with the exposure covered on a global basis since any presumed change would be offset with the valuation of the related risk covered.

     After year-end, in January 2003, the Company agreed upon oil hedging transactions for the second half of 2003 in the amount of 30,300 bbl/d volume, out of which 18,000 bbl/d have been agreed upon with a Petróleo Brasileiro S.A. – Petrobras subsidiary. This hedging offers protection based on WTI actual price, setting a US$ 22.87/bbl minimum price. The cost related to premiums paid for such transactions amounted to US$ 8.5 million.

Hedge of interest rates

     The Company uses several derivative financial instruments to reduce certain exposures related to the volatility of interest rates.

     As of December 31, 2002, the Company has an agreement for the purpose of hedging class “C” notes exposed to fluctuations with the LIBOR, fixing the rate at 7.93% per annual.

3. Oil and gas areas and participation in joint ventures

     As of December 31, 2002, Perez Companc and its subsidiaries were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 23.g). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which Perez Companc is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 23.h).

     The production areas in Argentina and Peru indicated in Note 23.g) are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. (“PDVSA”) owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement. In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) with free production availability.

     The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

     As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$ 6.29 per barrel as of December 31, 2002, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the service agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$28 per barrel, variable according to a basket of oil market prices.

     In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas are paid a fee for the operation services rendered, which covers the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that covers investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Assets exchange

     In February 2001, the Company, through Pecom Energía, concluded an asset exchange, which had economic effects as from January 1, 2001. Under the exchange terms: (i) the Company incorporated interest in the Santa Cruz I (30%) and Santa Cruz II (62.2%) joint ventures; (ii) in contrast, the Company conveyed its 50% interest in the Manantiales Behr and Restinga Alí areas, together with the 40.5% holding in Andina Corporation, holder of 50% of Empresa Petrolera Andina S.A. (Bolivia). Such transaction was approved by the Federal Anti-Trust Board in May 2001, and as of December 31, 2001 generated an income of 249.

Acquisition of the interest in Block 18

     In June 2001, the Company, through Pecom Energía, acquired 100% interest in Ecuadortlc S.A., the company which owns 70% of Block 18. Such block is an exploration area located in the northeast of Ecuador, which has a significant light crude oil potential. The initial concession period for Block 18 will last twenty years as from the approval of the Development Plan by Ecuador’s Energy and Mining Department. The price of the stock has been set at US$ 52 million.

Association agreement in San Carlos and Tinaco

     In October 2002, the Company signed an association agreement with Teikoku Oil Co., Ltd., whereby it transferred 50% of its rights and obligations to exploit gas in exploratory areas in San Carlos and Tinaco, located in the State of Cojedes, Venezuela.

     The participation assignment agreement, which is subject to the respective authorization by the Ministry of Energy and Mining of Venezuela, provides the initial cash payment of US$ 1 million and a subsequent disbursement of US$ 2 million, which shall finance the plan of exploratory investments of the Tinaco area, as regards geological studies, 2D seismic and evaluations and interpretation thereof. Also, if the development of those areas is agreed, Pecom Energía will receive an additional payment of US$ 3 million.

     Considering exploration investments formerly made, as of December 31, 2002, the Company recognized a loss of 37.

     Sale of the Pampa del Castillo-La Guitarra and Interest in Terminales Marítimas Patagónicas S.A.

     In October 2001 the Company sold the operating rights over the Pampa del Castillo-La Guitarra field and the 13.79% shareholding in Terminales Marítimas Patagónicas S.A. For such the net realizable value which was fixed in 225 and represented a loss of 65.

Investment commitments

     Perez Companc operates oil and gas areas under several contractual arrangements that provide for minimum investment commitments for exploration and development of oil and gas fields. Total commitments as of December 31, 2002, are approximately US$ 19 million through 2005.

4. Credit risk

     Perez Companc provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

     Sales for the year ended December 31, 2002, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A., Repsol-YPF Trading y Transporte S.A. and Petrobras, and represented about 16%, 8%, 7% and 6%, respectively, of sales for such year, before computing any gain (loss) from hedging transactions.

     Sales for the year ended December 31, 2001, were made mainly to Petróleos de Venezuela S.A., Repsol-YPF Trading y Transporte S.A., Petroperú Petróleos del Perú S.A., Petrobras and EG3 S.A., and represented about 13%, 6%, 6%, 4% and 3%, respectively, of sales for such year, before computing any gain (loss) from hedging transactions.

     Sales for the year ended December 31, 2000, were made mainly to Petróleos de Venezuela S.A., Petrobras, Petroperú Petróleos del Perú S.A. and Repsol-YPF Trading y Transporte S.A., and represented about 11%, 8%, 8% and 3%, respectively, of sales for such year, before computing any gain (loss) from hedging transactions.

     As a result of the business of Perez Companc and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, Perez Companc constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

5. Inventories

	2002		2001

	Current	Noncurrent	Current	Noncurrent

Crude oil stock	32	—	11	—
Materials	164	1	136	2
Farming and forestry products	—	—	31	26
Timber	—	—	4	184
Work in progress and finished products — electricity	—	—	20	—
Work in progress and finished products — refining and petrochemical	148	—	131	—
Prepayments to vendors	9	—	11	—
Other	3	—	—	—
Reserve for materials ´ obsolescence (Note 10.e)	(3)	—	(4)	—

	353	1	340	212

6.     Investments, equity in earnings of affiliates and dividends collected from affiliates

     The breakdown of current and noncurrent investments of affiliates as of December 31, 2002 and 2001, the equity in earnings of affiliates and dividends collected from affiliates as of December 31, 2002, 2001 and 2000, and for the years then ended, are as follows:

a) Investments

	2002		2001

		Book	Book
Name and issuer	Cost	value	value

Current:
Government securities	55	55	—
Certificates of tax credits	4	4	—
Certificates of deposit	56	56	24
Mutual funds	488	488	1,134
Loans to unconsolidated affiliates (Note 14)	19	19	20
Other	7	7	—

	629	629	1,178

Noncurrent:
Government securities	24	24	44
Loans to unconsolidated affiliates (Note 14)	—	—	68
Loans	260	260	137
Equity in affiliates (Note 23.b)	2,216	1,496	2,207
Other	—	—	1

	2,500	1,780	2,457

b) Equity in operating earnings of affiliates

	2002	2001	2000

Cerro Vanguardia S.A.	62	27	23
Cia. de Inversiones de Energía S.A. (1)	—	167	157
Citelec S.A. (1)	—	53	45
Distrilec Inversora S.A.	9	93	81
Empresa Boliviana de Refinación S.A.	10	8	2
Enron de Inversiones de Energía S.C.A. (1)	—	14	15
Oleoductos del Valle S.A.	12	20	27
Pecom Agra S.A.	—	28	11
Petrolera Perez Companc S.A.	23	12	20
Petroquímica Cuyo S.A.	16	3	4
Refinería del Norte S.A.	33	17	10
Transportadora de Gas del Sur S.A. (1)	—	30	30
Yacylec S.A.	6	10	8
Pecom Energía S.A.	—	—	9
Other	2	11	13

	173	493	455

(1)  See Note 6.VI.

c) Equity in non-operating earnings of affiliates

	2002	2001	2000

Cerro Vanguardia S.A.	(3)	(11)	(16)
Cia. de Inversiones de Energía S.A. (1)	(406)	(131)	(116)
Citelec S.A. (1)	(194)	(33)	(28)
Distrilec Inversora S.A.	(65)	(41)	(36)
Empresa Boliviana de Refinación S.A.	1	—	—
Enron de Inversiones de Energía S.C.A. (1)	(33)	(9)	(8)
Inversora Mata S.A.	(12)	(2)	—
Oleoductos del Valle S.A.	(2)	(9)	(10)
Pecom Agra S.A.	—	(11)	(9)
Petrolera Perez Companc S.A.	(11)	(4)	(7)
Petroquimíca Cuyo S.A.	(21)	(2)	(4)
Refinería del Norte S.A.	(24)	(11)	(6)
Transportadora de Gas del Sur S.A. (1)	(53)	(20)	(19)
Yacylec S.A.	(5)	(4)	(4)
Other	—	—	(4)

	(828)	(288)	(267)

(1)  See Note 6.VI.

d) Dividends collected from affiliates

	2002	2001	2000

Cerro Vanguardia S.A.	—	—	15
Citelec S.A.	—	15	15
Cía. de Inversiones de Energía S.A.	—	35	31
Distrilec Inversora S.A.	—	52	22
Empresa Boliviana de Refinación S.A.	4	—	—
Oleoductos del Valle S.A.	3	7	17
Pecom Agra S.A.	—	4	11
Petrolera Perez Companc S.A.	12	7	7
S.E. San Antonio S.A.	—	—	37
Transportadora de Gas del Sur S.A.	—	11	11
Yacylec S.A.	1	7	4
Other	—	4	15

	20	142	185

I.     Interests in unconsolidated affiliates with transfer restrictions:

a) Distrilec Inversora S.A. (“Distrilec”):

     Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

b) Cía. de Inversiones de Energía S.A. (“CIESA”):

     Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell over 51% of its Class A shares without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

c) Compañía Inversora en Transmisión Eléctrica S.A. (“Citelec”):

     In its capacity as a shareholder of Citelec (through Pecom Energía), the Company may not modify or sell its equity interest in the aforesaid company in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

     Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. (“Transener”) nor sell its Class “A” shares representing 51% of Transener’s capital stock, without prior approval by the ENRE.

     Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A., without prior approval by the ENRE.

d) Yacylec S.A. (“Yacylec”):

     Yacylec ´s shareholders may only sell fully or partially their Class B shares, after the first secured transaction terminates on such shares given in collateral for loans taken by Yacylec from the International Finance Corporation of US$ 7 million and from Banco Exterior de España S.A. and Banco de Crédito Italiano of US$ 4 million each of them, in any case with prior authorization of the ENRE.

II. Enecor S.A.

     Enecor S.A.’s shareholders are precluded from changing or selling the majority shareholding (Class “A” shares) until June 2003. Only the Class “B” shares may be sold, in part or in full. Any share transfer requires prior approval by the ENRE.

III. Interest in Oleoducto de Crudos Pesados Ltd. (“OCP”) in Ecuador

     Through its subsidiary Perez Companc International S.A., Perez Companc became shareholder of OCP, a company organized to build and operate a heavy crude oil pipeline in Ecuador, holding a 15% interest. The pipeline will have a transportation capacity of 450,000 barrels per day.

     We and Tenco, who holds a 4.12% interest in OCP, entered into a put and call option agreement whereby Tenco granted us the irrevocable option to require Tenco to sell us the shares and subordinated debt comprising its ownership interest, and we granted to Tenco the irrevocable option to require us to purchase from Tenco the shares and subordinated debt comprising its ownership interest. Both options may be exercised since December 31, 2003 until December 31, 2004. The purchase price will be the sum of the aggregate amount paid by or on behalf of Tenco plus the interest accrued where the “Tenco Put Option Rate” shall equal 7.5% per annum and the “Pecom Call Option Rate” shall equal 18% per annum. If the option were exercised by Tenco, we would be required to pay approximately U.S.$15 million.

     The total cost of the oil pipeline is estimated at about US$ 1.4 billion, which is financed by banks, including commercial loans and debt issuance at capital markets for an amount of US$ 900 million and capital contributions. To secure compliance of the capital contribution commitments, and in its capacity as shareholders, and with OCP’s financial obligations and Perez Companc Ecuador’s commercial obligations, the Company obtained letters of credit for a total amount of about US$ 225 million.

     Regarding the future exploitation of Blocks 18 and 31, the Company, through Perez Companc Ecuador, has executed an agreement with OCP whereby it has obtained an oil transportation capacity of 80,000 bbl/d for a term of 15 years as from commencement of OCP operations. The Company, as well as the remaining producers, shall pay a “ship or pay” fee that will cover, among others, OCP’s operating costs and financial services.

     To the date of these consolidated financial statements, commencement of operations at the pipeline has been delayed as compared to the original estimates due to the occurrence of a number of events beyond the company’s control. On the basis of the nature and periodic occurrence of such events, which include demonstrations by environmentalists and community groups, commencement of operations may be delayed again.

     However, as a result of the delays in Block 31 development plan due to the Company’s investment plan overall reduction, upon the beginning of the oil pipeline operations period, during certain time the Company’s future oil production from blocks 18 and 31 may be lower than the transportation capacity agreed upon. Even in that situation, the Company will be required to comply with its duties for the total oil volume agreed upon.

     Although risks conditioning the conclusion of the works at the pipeline and uncertainties about the development of production at Block 31 are sensitive, as of December 31, 2002, the Company has, on the basis of a prudent criterion, recorded a 72 loss, representing contingent losses arising from the oil transportation contractual commitment. In a worst-case scenario, the maximum contingent loss would amount to 110.

IV. Assets exchange

     The Regular Shareholders’ Meeting held on April 3, 2002, approved an agreement with economic effects as from January 1, 2002, whereby:

i)	Pecom Energía sold to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% equity interest in Pecom Agra S.A. in the amount of US$ 30 million, which represented a gain of 80.

ii)	IRHE (Argentine Branch) and GENTISUR S.A. transferred to Pecom Energía:

-	0.75% interest in the Puesto Hernández joint venture in the amount of US$4.5 million;

-	7.5% interest in Compañía Inversora en Transmisión Eléctrica Citelec, in the amount of US$ 15 million;

-	9.187% interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Águila S.A. stock, in the amount of US$ 5.5 million.

     The remaining balance, US$ 5 million, was settled through a document maturing in October 2002, which accrues interest at six-month LIBOR plus annual 3% spread.

V. Sale of companies

a) Divestiture of farming, forestry and mining activity assets

     According to the agreements made in relation to the transfer of the controlling shares of Perez Companc S.A. to Petrobras, during 2002 Pecom Energía performed the following transactions:

-	In July 2002, Pecom Energía sold to Anglogold its indirect ownership interest of 46.25% in Cerro Vanguardia S.A., and the assets associated therewith. The price of the transaction has been fixed at US$90 million. The transaction represented a profit of 122.

-	In September 2002, Pecom Energía sold to Argentina Farmland Investors LLC the ownership interest representing 100% of the capital stock of Pecom Agropecuaria S.A. The price of the transaction totaled US$53 million, which implied a profit of 27.

-	In December 2002, it concluded the divestment of the forestry business, which included the sale of the 100% shareholding in Pecom Forestal S.A., jointly with the ownership of forestry located in the Paraná delta region, to DRT Investments LLC. In addition, it transferred the going concern related to forestry related industrial activities in Misiones to Alto Paraná S.A. The performance of this operation is subject to the compliance with certain administrative conditions and procedures. The total price of the abovementioned transactions amounted to US$53.16 million, implying a 152 loss.

b) Sale of interest in Combustibles Nucleares Argentinos S.A. (CONUAR)

In October 2002, the Company sold its 66.67% shareholding in CONUAR to Sudacia S.A., a company controlled by the Perez Companc Family, including the 68% interest in Fabricación de Aleaciones Especiales S.A. The transaction price amounted to US$ 8 million, while no income (loss) was derived from such sale.

VI. Situation of the interests in public utility companies

     The new scenario after enactment of the Law on Public Emergency deeply changed the financial equation of public utility companies. Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply certain loan covenants. This situation has extremely conditioned the financial ability to comply with obligations

     Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, following the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

     On February 12, 2002, the Executive Branch issued Administrative Order No. 293 empowering the Ministry of Economy to renegotiate agreements with public utilities and creating a Work and Public Service Agreements Renegotiation Commission (“the Renegotiation Commission”). The purpose of the commission is to advise and assist the Ministry of Economy to prepare a renegotiation proposal or, otherwise, suggest revoking the agreement to the Executive Branch to be subsequently sent to the related Congress commissions. However, the proposed aim was not fulfilled due to the various constitutional protection actions filed by the ombudsman.

     To allow for preserving the provision of public services, and consistently the renegotiation process underway, the Executive Branch issued Executive Order No. 146/03 authorizing to increase gas and electric power rates. This caused a 10% increase for TGS, 9% for Edesur and 22% for Transener. The increase in rates was objected to by the ombudsman and consumer associations. On February 25, 2003, a trial court issued an injunction and suspended the increase in rates authorized by Executive Order No. 146/03. It is not possible to foresee the future development of the rate renegotiation process. In addition, it is not possible to guarantee that regulations will not be changed and that they will not have an adverse impact on the financial position and results of operations of such companies.

     These companies’ managements are implementing a course of action to reduce the adverse impact generated by these circumstances. The Company cannot guarantee the success in implementing it and whether, once implemented, it will fulfill the proposed aims.

     CIESA and Transener have already declared their default and they intend to restructure their debt. In addition, as of December 31, 2002, TGS was unable to comply with certain restrictions and commitments derived from its loan agreements. Afterwards, in February 2003, TGS announced that it would be unable to repay debts amounting to US$ 492 million maturing in 2003. Consequently, an overall restructuring process began with respect to a significant portion of its debts, without requiring the reduction of its principal. The main purpose of this process is to reschedule payments of short-term debts, to modify certain financial restrictions included in loan agreements and to adjust the interest rate and amortization period. Should no agreement be reached with creditors, debts could become due in the short-term with the subsequent repayment difficulties that it would imply.

     The impact generated by the measures adopted by the Federal Government on CIESA, TGS, Transener and Citelec financial statements was recognized based on the evaluations and estimations carried out by the related managements. Actual future income (loss) could differ from the evaluations and estimations carried out, while such differences may be significant. Consequently, these companies’ financial statements may not disclose all the adjustments that could derive from these circumstances.

     As of December 31, 2002, CIESA, TGS, Transener and Citelec declared a positive shareholders’ equity after capitalizing not only the foreign exchange differences deriving from specific financing, according to the Company’s criterion, but also those indirect differences that are alternatively allowed. In order to unify the criteria applied, the Company made the related adjustments before calculating the value obtained by the equity method.

     Consequently, and exclusively capitalizing the foreign exchange differences related to specific financing, CIESA’s shareholding would have represented negative equity in the amount of 33. However, and considering that the Company has not undertaken any commitments related to capital contributions or financial assistance to its affiliates, such shareholding has been valued as nil, thus limiting the recognition of related losses to the respective booking value. The Company will not book any income (loss) until such equity value is positive.

     As of December 31, 2002, the valuation of the interests in TGS and Citelec amounts to 87 and 70, respectively. The Citelec interest value is net of a 58 allowance to reduce the equity value to its recoverable value. There is an uncertainty regarding the realization of such book values due to the substantial doubt that exist about the ability of such affiliates to continue as going concerns. Consequently, the Company may not realize that current amount of its investments in such affiliates. The financial statements do not include any adjustment that might result from the outcome of this uncertainly.

     According to Argentine GAAP, as of December 31, 2002, the Company has capitalized, through its investment in Citelec, foreign exchange differences deriving from specific financing amounting to 48 in the cost of certain assets.

     Considering all the uncertainties affecting the business of such companies, as of December 31, 2002, the Company presented all the income (loss) arising from its direct and indirect interests in TGS, including such interest related to TGS, CIESA, and in Citelec as non-operating, and did not segregate the related operating portion. Such criterion will be maintained so long as there are uncertainties regarding the future evolution of such business. In the year ended December 31, 2001, the operating income contributed by such interests totaled 264.

7. Impairment of assets

     The Argentine peso devaluation, the enactment of Public Emergency Law and the different events that took place caused a significant change in the Company’s estimation of the future income (loss) evolution and the flow of certain businesses and assets. Considering the uncertainties existing with respect to the final breakdown of the economic and financial equation and their recoverability, the Company adjusted the book value of certain investments to their related recoverable values, booking these allowances:

-	Interests in public utilities: during the fiscal year ended December 31, 2002, the Company booked a 58 loss due to the other than temporary impairment of its interest in Citelec. During the fiscal year ended December 31, 2001, the Company charged to expense the CIESA acquisition value exceeding the related book value, which implied a 201 loss.

-	Gas areas in Argentina and shareholding in Hidroneuquén: Considering the significant adverse impact on gas and power local prices, and the limited possibilities of negotiating price increases within the context of Public Emergency Law, the Company adjusted the book value of certain investments in gas producing areas in Argentina and in Hidroneuquén to their recoverable value, booking 44 and 10 losses, respectively.

-	Argentine Government public securities: as a result of the Argentine Government declaration of its default on the payment of most its sovereign debt, following a conservative accounting practice, the Company booked a valuation allowance for the notional value of Argentine External Bills in U.S. dollars, survey rate series 74, amounting to 30.

-	Tax on minimum presumed income credit: considering the future income (loss) evolution estimations, the Company decided to expense the deferred balance, booking 19 million and 102 million losses, in 2002 and 2001, respectively.

     In addition, taking into account the significance of the political and economic crisis in Venezuela as of December 2002, the financial and foreign exchange restrictions in force in such country and certain events that caused operations in the Oritupano Leona, Mata and Acema areas to be suspended, as of December 2002, following a conservative accounting practice, the Company booked a 26 reserve for the book value of the loans granted to the partners in Venezuelan consortiums. Pursuant to such loan agreements, the Company occasionally provides its partners in joint ventures with the necessary principal to meet cash flow requirements. The reserve is aimed at adjusting loans credit quality to their probable recovery value, considering that they are secured by a pledge.

8. Pichi Picún Leufú Hydroelectric Complex (“the Complex”)

     The Company, through Pecom Energía, has a thirty-year concession for the generation of hydroelectric power in the Complex from August 1999.

     To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25, to be taken out of a Unified Fund created by section 37 of Law No. 24,065. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market.

     Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation advised by Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”), and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined.

     Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five-year period, and considering that the above support price system entails a profitability reassurance to make the investment practicable, as of December 31, 2002, the Company accrued an income of 12, 5 of which was accrued in the year ended on said date.

9. Financing

     The detail of debt as of December 31, 2002 and 2001, is as follows:

	2002		2001

	Current	Noncurrent	Current	Noncurrent

Financial institutions	393	189	1,685	453
Notes	707	5,387	1,032	2,442
Investment agreement with IFC	65	192	52	166
Payable for purchase of 10% interest in Distrilec	56	296	—	—

	1,221	6,064	2,769	3,061

I. Financial debt refinancing

     In order to realign principal payments with cash flows provided by operating activities, and determine a feasible schedule of debt maturities, Pecom Energía outlined and completed a global refinancing plan of its financial debt during 2002.

     On June 10, 2002, Pecom Energía made an offer to exchange four series of new corporate bonds for four series of existing notes, whose closing date was July 31, 2002. Based on the bids received by the holders of corporate bonds, on August 1, 2002, Pecom Energía issued Class F, G, H and I notes, with a face value of US$ 845.2 million. Additionally, and in line with the exchange offer conditions, Pecom Energía simultaneously paid US$ 70 million. As a result of the exchange offer, the remaining outstanding amounts of corporate bonds swapped have been reduced to reflect the amounts not exchanged.

     Subsequently, on October 4, 2002, Pecom Energía refinanced its financial obligations for US$ 848.6 million by issuing Class J, K, L and M notes for US$ 599.4 million and other medium-term credit instruments for US$ 249.2 million, having simultaneously settled a debt of US$ 74 million.

     Credit instruments issued replace short-term letters of credit used as performance bonds, which cover the compliance with certain financial obligations related to hedge agreements of crude oil prices and the investment in OCP, amounting to US$ 50 million and US$ 199.2 million, respectively. Long-term letters of credit issued under this credit facility fall due annually, which may be automatically extended to successive annual periods, with maturity dates in December 2005, at the latest, for letters of credit related to crude oil derivative agreements, and October 2007, for obligations related to OCP. In case those letters of credit are not renewed on their related maturity dates, they shall be disbursed, in which case they will constitute new loans granted to the Company.

II. Pecom Enegía’s Global Programs of nonconvertible notes

a) U$S 2.5 billion program

     The Regular Shareholders’ Meeting held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency. Later, the Regular and Special Shareholders’ Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

     The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002, of the CNV, which authorize the issuance of Notes during the term of five years from May 4, 1998, through May 4, 2003.

     During its effective term, the program enables the issuance of notes with amortization terms not shorter than 7 days, with or without interest, at fixed or variable interest rate. Unless established in the issuance terms and conditions, the notes will not be secured or subordinated.

     As of December 31, 2002, the following classes were outstanding under this program:

     -     Class B, for US$ 5 million, payable in a single installment in May 2006, at a 9% fixed annual rate.

     -     Class C, for US$ 220 million, with the last maturity in July 2005, which will be amortized in quarterly installments as from 2004. Class C shall accrue interest at LIBOR plus 2.50% for the first year, 2.75% for the second year, and 3% for the third and fourth years. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93%. Should the Argentine Government impose restrictions on transfers of US dollars, the Company is entitled to meet the payment obligations arising from this transaction by delivering oil or a combination of US dollars and oil, at the Company’s choice. In the event of payment being made in oil, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time; the guaranteed minimum price for such oil is 15 US$/bbl, and the volume shall not exceed 18.5 million barrels over the whole life of the agreement. Deutsche Bank AG London undertook, if such conditions were verified, to buy such oil while guaranteeing holders of the securities full repayment of the debt. In this connection, the Company executed a conditional call option that will trigger if and when the price of WTI drops below 15US$/bbl. As regards the Company’s exposure to the price of WTI, the effect of the above is economically and financially neutral.

     -     Class E, for US$ 35 million, maturing on March 21, 2003, at a 6.75% fixed annual rate. Should the Argentine government impose restrictions on the convertibility or transfer of US dollars, the Company may settle its obligations by making its payment in pesos, calculated at the free exchange rate effective on the day prior to the maturity date.

     -     Class F, for a face value of US$ 64.4 million maturing in August 2005, at a 7.875% annual rate, subscribed by the holders of notes maturing in August 2002.

     -     Class G, for a face value of US$ 250 million maturing in January 2007, at a 9% annual rate, subscribed by the holders of Fourth Series notes maturing in January 2004.

     -     Class H, for a face value of US$ 181.5 maturing in May 2009, at a 9% annual rate, subscribed by the holders of Class B notes maturing in May 2006.

     -     Class I, for a face value of US$ 349.2 maturing in July 2010, at a 8.125% annual rate, subscribed by the holders of Sixth Series notes maturing in July 2007.

     -     Class J, for a face value of US$ 75.7 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 3.75%.

     -     Class K, for a face value of US$ 286.3 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4%.

     -     Class L, for a face value of US$ 55.6 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 4%.

     -     Class M, for a face value of US$ 181.8 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4.75%.

b) US$1.2 billion program

     As of December 31, 2002, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the following classes of general unsecured notes were outstanding, ranking pari passu in right of payment with all other unsecured and unsubordinated obligations of Pecom Energía:

-	Fourth Series, for US$ 22.8 million, at a 9% fixed annual rate, payable in a single installment in January 2004.

-	Sixth Series, for US$ 32.6 million, payable in a single installment in July 2007, at a 8.125% fixed annual rate.

     The proceeds from all issuances outstanding as of December 31, 2002, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

     The obligations arising out of issuances outstanding as of December 31, 2002 and 2001, are disclosed net of the issuance discounts to be accrued. The deferred cost for such issuances are included in Prepaid expenses and interests within “Other receivables” account.

III. Cross default covenants

     Class F, G, H and I notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Pecom Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

     Class J, K, L and M notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least the majority of the respective outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 15 million or 1% of Pecom Energía’s shareholders’ equity upon those maturities.

     Class C and E notes issued under the US$2.5 billion program, as well as certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of the Company is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Pecom Energía’s shareholders’ equity in relative terms, upon those maturities.

     The remaining outstanding amount of the Fourth and Sixth Series and Class B notes does not include cross default covenants, as unanimously decided by the special meetings held by the noteholders of those series on July 10, 2002.

IV. Covenants

     In relation to the issuance of Class J, K, L and M notes and medium-term credit instruments for US$ 249.2 million (“the refinanced financial debt”), while some portion of the debt remains unpaid, the Company shall be subject to the compliance with a series of restrictions and obligations, which include, among others, the following:

i)	Restrictions on liens: Pecom shall not create, except for limited number exceptions, any lien upon the whole or any part of its assets and its current or future income, including any right to earn income, unless it grants identical security interests to the refinanced financial debt.

ii)	Restrictions on the payment of dividends: Pecom shall not distribute cash dividends prior to December 31, 2004, in cash exceeding U$S 650,000. As an exception, Pecom Energía could make a sole payment of extraordinary dividends to its shareholders up to US$ 19 million, based on whether Perez Companc allocates its share of distributed dividends to settle Perez Companc’s payable to Pecom Energía. After this date, the aggregate amount paid shall not exceed 50% of the “excess cash” (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year.

iii)	Restrictions on capital expenditures: Pecom shall not make any capital expenditure, including the amount of debt incurred in relation thereto, in excess of US$ 165 million in 2002, US$ 425 million in 2003, US$ 450 million in 2004, US$ 425 million in 2005 and US$ 475 million in 2006 and 2007. These limits shall be increased by: (i) proceeds from the sale of capital assets, (ii) 50% of the excess cash for the prior fiscal year, (iii) contributed capital for capital increases, subordinated debt and project finance, and (iv) 50% of contributed capital for new debt issuance. Otherwise, the aggregate dividends paid shall decrease the limit of capital expenditures.

iv)	Restrictions on the incurrence of financial debt: Pecom shall not incur any financial debt as long as, after the estimation thereof, the ratio of: (A) consolidated financial debt, and (B) consolidated EBITDA (defined as gross profit less administrative, selling and exploration expenses, plus depreciation and amortization, dividends and advisory services collected) exceeds 3.5. The referred restriction shall be not applicable to subordinated debt, debt resulting from the investment project finance and that incurred to settle the existing debt.

v)	Restrictions on the ratio of consolidated financial debt (excluding subordinated debt) and consolidated EBITDA: the ratio of both shall not be greater than 5.0 in 2002, 4.5 in 2003, 3.5 in 2004 and 3 as from 2005 through 2007. For interim periods, the restriction will be weighted considering the period of four consecutive quarters prior to the end of the quarter.

vi)	Restrictions on the ratio of EBITDA to Interest: the ratio between both shall not be lower than 2.25 in 2002, 2.75 in 2003 and 3 as from 2004 through 2007. For interim periods, the restriction will be weighted considering a period of four consecutive quarters prior to the end of the quarter.

vii)	Restrictions on the maturity date of the financial debt: at any time, the short-term financial debt shall not exceed an amount equal to US$ 650 million.

viii)	Export obligation: the exports – to - total principal services (principal repayments, plus accrued interest) ratio and the export collections - to – total principal services ratio for Series J and K shall be higher than 1.25 and 1.1, respectively.

ix)	Mandatory financial debt redemption: Within a term that shall not exceed 120 days as from fiscal year-end, the Company shall mandatorily redeem on a pro rata basis a portion of the refinanced financial debt of up to 50% of the excess cash during such fiscal year. Likewise, proceeds from the sale of assets, excluding those that constitute the business purpose, not reinvested within 360 days, shall be used to prepay the refinanced financial debt.

V.     Financing of the Genelba Electric Power Generation Plant

     The investment was partially financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. The loans may be prepaid at any time at Pecom Energía’s option. As of December 31, 2002, the amounts outstanding from the financing of the plant were US$ 67 million, of which US$ 25 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the year in which the debt is outstanding.

VI.     Loan from International Finance Corporation (“IFC”) to Innova S.A. (“Innova”)

     In October 1999, Innova executed a long-term loan agreement for US$80 million comprising tranches A and B of US$20 million and US$60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The originally applicable interest rate is LIBOR plus 3.25%.

     The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, Pecom Energía guarantees its timely payment.

     The IFC financing was completed by issuing preferred stock in the amount of US$5 million, fully paid-in during December 1999.

     Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing mortgages. In addition, Pecom Energía directly or through its subsidiaries, is committed to retain a 51% participating interest in Innova’s common stock.

     The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

VII. Payable for purchase of 10% interest of Distrilec

     In June 1999, the Company, through its subsidiary Perez Companc International S.A., or PCI, acquired a 10% interest in Distrilec for an amount of US$ 101 million. The related payment was documented through a promissory note issued by PCI and secured by Pecom Energía for the benefit of Entergy, with a maturity date in June 2002, at a 7% annual fixed rate. The note was later transferred to a financial trust located in Argentina through a securitized transaction, whereby bonds denominated in US dollars were issued and placed among Argentine investors.

     Upon the promissory note maturity date, the Company and holders of trust certificates represented contrary interpretations with respect to the application to that debt of measures related to the translation into pesos (dedollarization) of payable obligations stated in foreign currencies issued under the Public Emergency and Foreign Exchange System Reform Law. At the request of the trustee, the Company started a mediation process to reach an agreement that documents the debt payment. This agreement expired since its terms and conditions were not fulfill.

     In November 2002, PCI irrevocably assigned all its rights and duties by virtue of the promissory note issuance to Pecom Energía. Afterwards, on January 8, 2003, Pecom Energía launched a Class “N” corporate bonds swap offer for a face value amounting up to US$ 101 million maturing in 2011, for all and each of the debt securities, stating that such offer was not a waiver or release from any of the Company’s rights in favor of the conversion of the abovementioned promissory note in Argentine pesos, or an acknowledgement or acceptance of any claim against such conversion.

     Pecom Energía has received and accepted offers from debt security holders equivalent to 96.0594% of their outstanding face value. To offset this, and according to the conditions of the swap offer, the Company issued class “N” corporate bonds amounting to a face value of US$ 97,020,000.

     For class “N” corporate bonds issued by virtue of Pecom Energía’s medium-term debt securities issuance schedule, principal is paid in two installments amounting to 9.90099% of the face value as of the issuance date, January 24, 2003, and the remainder in June 2011. In addition, on the issuance date, 1.6156612% interest was paid over the total face value of class “N” corporate bonds, and interest at an annual LIBOR + 1% over the non-amortized face value computed as from December 28, 2002.

     Regarding debt security holders amounting to US$ 3,980,000 that were not included in the swap, the legal grounds sustaining the conversion into pesos have not changed.

VIII. Dedollarized loans

     As of December 31, 2002, the Company carried financial loans for an original principal of approximately US$ 45 million, which, under Decree No. 214/02 and related rules issued under the Public Emergency and Foreign Exchange System Reform Law, and the application of the measures related to the translation into pesos of payable obligations denominated in US dollars and other foreign currencies, are denominated in pesos.

     Regarding an original principal of US$ 15 million, on the date of the related loan agreement expiration date, the Company paid principal denominated in pesos plus accrued interest. Such payment was accepted on account of the total amount claimed by the creditor, based on the fact that such loan agreement was actually a financial transaction excluded from the treatment set forth by Executive Order No. 214/02, which was rejected by the Company.

     Regarding an original principal of US$ 13 million, in December 2002, the Company paid 20, which was provisionally used by the parties to pay the loan. The referred payment should be final and will settle the payable, unless a regulation was issued before December 2004 setting forth that this payable should be paid in its original currency.

     As of the issuance date of these financial statements, the Company is negotiating with respect to the remaining principal denominated in Argentine pesos.

     Although there are uncertainties regarding the final resolution of the Company’s negotiations with the related financial institutions, according to the Company’s Management and legal counsel, it has strong arguments based on a reasonable interpretation of applicable regulations to sustain that the full settlement of the payments made, and the decision of the issue would not have significant impact on the Company’s financial statements.

IX.     Long-term debt detail and financial income (expense)

     Long-term debt as of December 31, 2002, are made up as follows:

Type	Amount	Currency	Annual interest rate

Financial Institutions	11	$	Floating in Argentine pesos
	66	U$S	Libor+0.125
	40	U$S	Libor+0.75
	64	U$S	Libor+2.00
Payable for purchase of 10% interest in Distrilec S.A.	296	U$S	Libor+1.00
Investment agreement with IFC	186	U$S	Libor+3.25
	6	U$S	Libor+2.65
Notes
Series Fourth	77	U$S	9.00
Class C	744	U$S	Libor+2.50/3.00
Class F	218	U$S	7.875
Class B	17	U$S	9.00
Series Sixth	110	U$S	8.125
Class G	845	U$S	9.00
Class H	613	U$S	9.00
Class I	1,180	U$S	8.125
Class K	968	U$S	Libor+4.00
Class M	615	U$S	Libor+4.75
Other	8

	6,064

The maturities of long-term debt as of December 31, 2002, and 2001, are as follows:

	2002	2001

From 1 to 2 years	967	325
From 2 to 3 years	1,043	1,056
From 3 to 4 years	510	266
From 4 to 5 years	1,436	489
Over 5 years	2,108	925

	6,064	3,061

     Financial income (expense) and holding gains (losses) which includes the financial cost of debt, are as follows:

	2002			2001			2000

	Generated by			Generated by			Generated by

	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total

Interest	68	(828)	(760)	63	(474)	(411)	81	(376)	(295)
Exchange difference	1,959	(9,925)	(7,966)	81	(85)	(4)	—	—	—
Gain (loss) from remeasurement and translation
- of monetary assets and liabilities	1,746	(2,103)	(357)	—	—	—	—	—	—
- of nonmonetary assets (1)	1,950	—	1,950	—	—	—	—	—	—
Gain (loss) due to exposure to inflation	(2,768)	8,675	5,907	—	—	—	—	—	—
Indexation	4	(58)	(54)	—	—	—	—	—	—
Taxes on indebtedness	—	(5)	(5)	—	(17)	(17)	—	(28)	(28)
Other financial income (expense), net	(3)	(42)	(45)	2	(22)	(20)	9	(13)	(4)
Holding gains	(2)	—	(2)	—	—	—	4	—	4

	2,954	(4,286)	(1,332)	146	(598)	(452)	94	(417)	(323)

(1)  Net of inflation adjustment

10.     Contingencies and environmental matters

a) Pecom Energía Stamp Tax Contingency

     In previous years, Pecom Energía received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Santa Cruz and Chubut with the purpose of imposing stamp tax on instruments which, under effective legislation, are not subject to such tax. These actions are the consequence of a decision of the Supreme Court of the Province of Neuquén dated October 2, 1996 (in the case SOLBA vs. the Province of Neuquén) to the effect that an agreement that could be inferred from correspondence exchanged between the parties that did not meet the taxability requirements provided in the related Tax Code was, however, indeed subject to stamp tax. The Federal Supreme Court rejected the case on the basis of Section 280 of the Code of Procedures (considering there was no Federal issue involved or that the issue did not merit its attention).

     The Company’s management fully agrees with the unanimous rejection of these misguided rulings expressed by authoritative legal sources and will disallow the notices it has received on the basis of its belief that it was not subject to stamp tax. However, the Company will take every step necessary to avoid payment under these claims by the Provincial Tax Bureaus to eliminate this contingency.

     The Company availed itself of the benefits under Decree No. 786/1998 of the Province of Neuquén, and paid the tax obligations owed to tax authorities of such province at a reduced tax rate, no fines or interest being paid, thereby committing itself to the payment of stamp tax in relation to similar transactions in the future. The Company expects to reach similar agreements with the other provinces and therefore, the Provincial Tax Bureaus claims would not have any significant effects on the Company ´s financial position and the results of its operations.

     However, in March and April 2001, the Federal Supreme Court changed its view and accepted its jurisdiction to hear the declaratory judgement filed by TGS, whereby TGS expects the requests made by the Province of Santa Cruz and Río Negro to apply stamp tax on the agreements reached by mail and other acts related to the privatization process, to be considered illegitimate and contrary to the Argentine Constitution

b) Environmental matters

     The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Perez Companc ´s management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed. Perez Companc and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date. Perez Companc undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had material adverse impact on Perez Companc’s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

     The Company’s management has produced policies, objectives and procedures relating to environmental care and control. Through its policies, the Company assumed the commitment to ensure product and service quality preserving the environment in which it operates, the safety and health of its personnel, contractor, and neighboring communities. Management believes that this policy is an integral part of its business and, therefore, it forms the framework within which each business area sets its annual objectives in this regard. This policy ratifies the commitment to meeting the applicable laws and implementing environmental management, quality, security, and occupational health systems.

     The Company has been a pioneer in environmental practices certification (ISO 14001) both in Argentina and in the oil industry worldwide. As from 1993, the Company was granted over 60 certifications in the following areas: Environment (ISO 14001), Quality (ISO 9001), and Safety & Occupational Health (IRAM 3800/OHSAS 18001).

     During the last quarter of the fiscal year, the Company started a process to integrate its environmental policies and those of the Parent company, Petróleo Brasileiro S.A. – PETROBRAS. In this regard, both companies will work in different efforts to integrate strategies, policies, resources, goals and work plans. For this purpose, the Company hired the services of an international consulting company to perform an environmental analysis aimed at checking the environmental impact of its operations in accordance with the stricter quality standards and the latest international practices in this regard.

c) TGS stamp tax

     TGS has received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Río Negro, Santa Cruz and La Pampa, for an approximate amount of 813 (including interests and penalties), with the purpose of collecting stamp tax that, according to tax authorities would be applicable to the Share-Transfer Agreement executed in the privatization of Gas del Estado (GdE) and the transportation services offers from TGS to its customers.

     TGS filed declarative actions with the Federal Supreme Court, seeking that such court issue its opinion about the legitimacy of provincial claims and requiring that provinces be ordered to refrain from conducting any actions intended to collect the tax claimed until the Federal Supreme Court decides on the merits of the case. The Federal Supreme Court granted the precautionary measures requested by TGS in connection with the requirements made by the provinces of Neuquén, Río Negro and Santa Cruz.

     TGS’s management considers that agreements predating takeover date were not subject to provincial stamp tax as the parties to the agreement were stamp tax exempt. Furthermore, TGS’s management believes that even if the agreements executed before takeover date had been subject to stamp tax, under the terms of the Transfer Agreement such tax should be borne by GdE or the Argentine government. As regards the remaining assessments, TGS’s management is of the opinion that offers to render transportation services are not subject to the tax in question. TGS believes that, should it be determined that such offers are taxable, this should be considered a change in interpretation of tax law and, its impact should be reflected in the tariff according to regulations on the subject. Ente Nacional Regulador del Gas (ENARGAS, the federal gas regulatory agency) believes that the claims for stamp tax lack merit because it considers the tax unlawful.

d) Contractual commitments, warranty bond, suretyships and guarantees granted

     The warranty bonds, suretyships and guarantees as of December 31, 2002, which are not disclosed in the remaining notes, amount to 102.

In addition, as of December 31, 2002, the Company had the following contractual commitments:

	Total Units	Until

Purchase Commitments
Ship or pay agreement with OCP (in bbls/ day)	80,000	2018
Long –term service agreement (in millions of US$)	29	2006
Gas transportation agreement with TGS (in MMm3)	13,072	2014
Ethylene (in thousands of tons)	367	2015
Benzene (in thousands of tons)	1,015	2015
Sales commitments
Natural gas (in MMm3)	17,827	2019
Crude oil (in millions of barrels)	5	2003
Styrene (in thousands of tons)	52	2004
Electric power (in MWh)	329,115	2003

e) Reserves for contingencies

The movements of reserves for contingencies were as follows:

	Balances at	Net increase		Balances at
Account	be ginning	(decrease)		end

Deducted from assets:
For doubtful accounts	41	(14)	(1)	27
Inventories ´ obsolescence	4	(1)	(2)	3

2002	45	(15)		30

2001	35	11		46

2000	—	35	(3)	35

Included in liabilities:
Labor and commercial Contingencies	33	49	(4)	82
Provincial taxes	11	(9)	(5)	2

2002	44	40		84

2001	55	(11)		44

2000	—	(55)	(6)	(55)

(1)  Increase in 17, for desinvestment in Forestry Activity (4) and due to exposure to inflation (27).

(2)  Increase in 2 booked in “Other operating income, net” and due to exposure to inflation (3).

(3)  It includes 24 for increase by share exchange offer.

(4)  Increase in 72 (Notes 6.III), decrease in (5) and due to exposure to inflation (18).

(5)  Decrease in (3) and decrease due to exposure to inflation (6).

(6)  It includes 83 for increase by share exchange offer.

11.     Contribution, benefit pension and stock option plans of Pecom Energía

a) Contribution and benefit pension plans

•	Defined contribution plan:

Pecom Energía sponsors a defined contribution plan that applies to all employees of Pecom Energía with salaries above a specified level. Through this plan, Pecom Energía matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. As from January 2002, Pecom Energía has suspended, at the moment, this benefit due to the uncertainties posed by the Argentine economic conditions, as detailed in Note 16. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

•	Defined benefit pension plan:

All employees of Pecom Energía, that take part without interruption in the defined contribution plan, that have joined Pecom Energía prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by Pecom Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. Assets of the fund were contributed to a trust and they are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. As of December 31, 2002, the fund amounted to about 96. The Company charges to expenses its contribution to the fund.

According to its By-laws, Pecom Energía contributes to the fund through a contribution proposed to the Pecom Energía Shareholders’ meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the years ended December 31, 2002, 2001 and 2000, the Board of Directors did not make use of this power. Pecom Energía charges to expenses its contributions to the fund.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

During the last quarter of the fiscal year, Pecom Energía admitted the advanced collection of this plan by beneficiaries should they expressly state so. All the individuals that exercised the abovementioned option before February 13, 2003, have lost their rights to collect their retirement supplement, thus they are no longer plan beneficiaries.

As of the issuance date of these financial statements, and as a result of the comments made in the previous paragraph, the amount accumulated in favor of plan beneficiaries decreased by 31%. As of February 28, 2003, the fund amount to about 63

b) Stock option plan

     The Board of Directors of Pecom Energía approved the application of a long-term incentive Program for the purpose of aligning the interests of officers and shareholders.

     As part of this program, the Board of Directors of Pecom Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Pecom Energía.

     Both plans consist in granting the right to exercise certain options to receive Perez Companc shares or the cash equivalent at market, as described below:

     2001 Plan

i.	5,364,125 options to receive the value arising from the positive difference between the average listed price of Perez Companc shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of December 31, 2002 the exercised options amount 5 thousand of argentine pesos.

ii.	596,014 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from March 5, 2005 (“full value”).

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

     2000 Plan

i.	3,171,137 options to receive the value arising from the positive difference between the average listed price of Perez Companc shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003. As of December 31, 2002 the exercised options amount 106 thousand of argentine pesos.

ii.	352,347 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from May 29, 2004 (“full value”).

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

     The cost of such benefit is allocated on proportional basis to each year within the exercise years and adjusted in accordance with the listed price of the share. A total amount of 5 was charged to expenses in the year ended December 31, 2002.

12. Capital stock and restrictions on unappropriated retained earnings

     As of December 31, 2002, the Company’s capital stock totaled 2,132 fully subscribed, issued, paid-in and registered.

     Changes in capital stock in the last three fiscal years:

	December, 31

	2002	2001	2000

Common stock — face value	$1	1	1

Class A: 5 votes per share	—	628	628
Class B: 5 votes per share	2,132	1,504	1,504

	2,132	2,132	2,132

     On January 25, 2000, the Company completed the exchange offer of its new Class B shares for shares of Pecom Energía common stock, thereby increasing its interest in Pecom Energía to 98.21% from 28.92%.

     For each Pecom Energía share contributed, 2.7854 Perez Companc new Class B shares were issued. Then, the Company received 540,029,435 Pecom Energía shares (41,741 Class A and 539,987,694 Class B) in exchange for 1,504,197,988 new Class B shares of the Company issued for a face value of 1,504 recognizing an additional paid-in capital of 264. Such exchange ratio assures an interest in the capital stock of the Company equivalent to the interest in the capital stock of Pecom Energía before performing such contribution.

     Perez Companc Class B shares are entitled to one vote per share. Until December 31, 2009, each of these Class B shares will be entitled to a premium dividend equal to 150% of any dividend paid on each of Perez Companc Class A shares. The Class A shares will automatically convert into class B shares if transferred to third parties, unrelated to the current shareholders.

     Class B shares were authorized for public offering in Argentina and in the United States of America by the CNV and the SEC, respectively. Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

     According to the terms and conditions of the share swap offer mentioned in note above, class “A”                     shares would be automatically converted into class “B” shares in case they were transferred to third parties unrelated to the original holders of such shares. Based on the change in the interest control described in note 17, on October 17, 2002, the BCBA (Buenos Aires Stock Exchange) authorized the conversion of class “A” common shares into the same number of class “B” common shares and their admission into the listing system. In addition, the CNV approved their public offer.

     According to Law No. 19,550 and its amendments, 5% of net income for the year must be appropriated to the legal reserve until such reserve reaches 20% of capital stock.

     The financial agreements signed upon the overall refinancing of Pecom Energía’s financial payable limit the subsidiary’s dividend payment in cash.

     Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

13.     Other receivables, other liabilities, other operating income, and other income, net.

	2002		2001

	Current	Noncurrent	Current	Noncurrent

a) Other receivables
Joint ventures	73	—	33	—
Related companies (Note 14)	4	—	4	—
Dividends to be collected	6	—	4	—
Tax credits	150	16	113	105
Advisory services to other companies	30	—	9	—
Receivables from the sale of companies	3	25	26	20
Premiums and derivatives collateral payments	195	11	—	24
Letters of credit advances	142	—	—	—
Prepaid expenses and interest	82	50	37	20
Gas oil supply stability agreement	12	—	—	—
Other	94	13	134	30

	791	115	360	199

	2002		2001

	Current	Noncurrent	Current	Noncurrent

b) Other liabilities
Sale of capital fees (1)	125	121	79	159
Unified Fund — Basic Price of Electric Power (Note 8)	—	13	—	37
Related companies (Note 14)	48	—	7	—
Financial advance	34	76	—	—
Accrual for expenses
- Environmental remediation	—	18	—	—
- Other	72	—	11	—
Payable for purchase of companies	—	—	220	—
Joint ventures	16	—	7	—
Other	40	1	115	5

	335	229	439	201

(1)	In December 2001, the Company, through its subsidiaries Perez Companc de Venezuela S.A. and Corod Producción S.A., assigned to an international lending institution a part of the capital fees (related to investments made by such companies) to be collected from PDVSA, as provided by the Oritupano Leona Consortium Service Agreement (see Note 3), in the amount of US$ 120 million. Capital fees assigned are settled by PDVSA in twelve quarterly, equal, and consecutive installments starting February 2002. This transaction was made, net of the discount made at LIBOR plus 2.75%. In order to guarantee the lending institution that PDVSA will meet the obligations under this agreement, the Company assigned an additional part of the capital fees to be collected from PDVSA in the amount of US$ 10 million. Should PDVSA not settle any amount payable on this account by the due-date, exclusively in the event that such noncompliance stems from any commercial challenge or claim that such company may have with respect to billings for investments made, the Company may choose to assign the lending institution additional capital fees in an amount equivalent to that challenged, or else it may settle the payable in cash. This assignment does not release Consortium members from the obligations under the previously mentioned service agreement.

	2002	2001	2000

c) Other operating income, net
Advisory services to other companies	37	57	48
Idle facilities	(10)	(11)	(9)
Environmental remediation expenses	(15)	—	—
Other, net	(3)	(11)	(17)

	9	35	22

	2002	2001	2000

d) Other expenses, net
Income from sale of:
- Pecom Agra S.A. (Note 6.IV)	80	—	—
- Pecom Agropecuaria S.A. (Note 6.V)	27	—	—
- Cerro Vanguardia S.A. (Note 6.V)	122	—	—
- Forestry Activity (Note 6.V)	(152)	—	—
- Pampa del Castillo Area- La Guitarra and Terminales			—
Marítimas Patagónicas S.A. (Note 3)	—	(65)	—
- Servicios Especiales San Antonio S.A.	—	—	103
Asset impairment of:			—
- San Carlos Area (Note 3)	(37)	—	—
- Gas producing areas (Notes 7)	(44)	—	—
- Hidroneuquén S.A. (Notes 7)	(10)	—	—
- Citelec S.A. (Notes 7)	(58)	—	—
- Impairment of allocated purchased price related to CIESA (Note 6.VI)	—	(201)	—
- Loans to explotation partner in Venezuela (Note 7)	(26)	—	—
- Other assets	(5)	(4)	—
Income from assets exchange	—	249	—
Project write-offs	(5)	(4)	—
Taxes on bank transactions	(36)	(15)	—
Restructuring of bank debts	(17)	—	—
Allowance for contractual commitment OCP (Note 6.III)	(72)	—	—
Other, net	(35)	12	28

	(268)	(28)	131

14. Balances and transactions with related companies

     The outstanding balances as of December 31, 2002 and 2001, from transactions with related companies are as follows:

	2002

	Current

		Trade	Other	Accounts	Other
Company	Investments	receivables	receivables	payable	liabilities

Empresa Boliviana de Refinación S.A.	19	—	—	—	—
Oleoductos del Valle S.A.	—	—	—	3	—
Petroquimica Cuyo S.A.	—	1	2	—	—
Petrobras International Finance Company	—	17	—	—	—
Transportadora de Gas del Sur S.A.	—	—	—	3	—
Refinería del Norte S.A.	—	1	2	4	—
Coroil S.A.	—	—	—	—	48
Other	—	—	—	—	—

Total	19	19	4	10	48

	2001

	Current			Noncurrent

		Trade	Other	Accounts	Other
Company	Investments	receivables	receivables	payable	liabilities	Investments

Empresa Boliviana de Refinacion S. A	20	—	—	—	—	—
Oleoductos del Valle S.A.	—	—	—	2	—	—
Cia. de Inversiones de Eergia S.A.	—	—	—	—	7	—
Transportadora de Gas del Sur S.A.	—	—	—	7	—	—
Refineria del Norte S.A.	—	2	2	4	—	—
Cerro Vanguardia S.A.	—	—	—	—	—	68
Other	—	—	2	—	—	—

Total	20	2	4	13	7	68

     The Company has purchase and sale transactions with its affiliates. All the transactions with affiliates are made in the ordinary course of business and on market terms. The principal transactions with affiliates for the years ended December 31, 2002, 2001 and 2000, were as follows:

	2002		2001		2000

Company	Purchases	Sales	Purchases	Sales	Purchases	Sales

Oleoductos del Valle S.A.	14	—	20	—	15	—
Transportadora de Gas del Sur S.A.	48	—	105	—	33	—
Petrolera Perez Companc S.A.	22	—	—	—	37	—
Petrobras International Finance Company	—	78	—	—	—	—
EG3 S.A.	—	1	—	—	—	—
Refinería del Norte S.A.	60	—	37	—	35	6
Petroquímica Cuyo S.A.	—	5	—	9	—	9
Terminales Marítimas Patagónicas S.A.	—	—	4	—	2	—

Total	144	84	166	9	122	15

15. Business segment and geographic consolidated information

     Perez Companc determined its operating segments based on differences in the nature of their operations. The composition of segments and measure of segment results are consistent with that used by Perez Companc’s management in making strategic decisions.

     Perez Companc’s business is mainly concentrated in the energy sector, especially through its activities in oil and gas exploration and production, hydrocarbons marketing and transportation, refining, petrochemicals and electricity.

     The Oil and Gas Exploration and Production segment is the core of Perez Companc ´s business. It is composed of Pecom Energía’s directly held oil and gas operations and the operations of some of its subsidiaries and affiliates.

     The Refining segment includes Pecom Energía’s operations in Refinería San Lorenzo, and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

     The Petrochemical segment includes Pecom Energía’s operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

     The Hydrocarbons Marketing and Transportation segment includes Pecom Energía ´s operations of hydrocarbons trading and liquids processing and its interest in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

     The Electricity segment includes Pecom Energía ´s operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interest in Conuar S.A. and FAE S.A. (See Note 6), Edesur S.A. (through Distrilec Inversora S.A.), Transener S.A. (through Citelec S.A.), Enecor S.A., Yacylec S.A. and Hidroneuquén S.A.

     Perez Companc’s operations also cover mining, agriculture, cattle raising and forestry, which have been grouped under “Other investments” (See Note 6.V). Assets and operating income which could not be identified with any business segment, discontinued operations and inter-segments eliminations were grouped under “Corporate, Other Discontinued Investments and Eliminations”.

     The applicable valuation methods to report business segment information are those described in Note 2 to these financial statements. The transfer prices of inter-segment transactions are the respective market prices. Perez Companc assesses the performance of its business segments by taking operating income as a reference. The following items have not been included in operating income: financial income (expense) and holding gains (losses), equity in non-operating earnings of affiliates, other income net, income tax and minority interests in subsidiaries.

     The following information shows total assets and operating income (loss) for each of the business segments identified by Perez Companc’s management:

2002

Corporate,
	Oil						Other
	and Gas			Hydrocarbons			Discontinued
	Exploration			Marketing			Investments
	and			and		Other	and
	Production	Refining	Petro chemical	Transportation	Electricity	Investments	Eliminations	Total

Total assets
2002	8,731	588	1,281	276	1,539	36	1,128	13,579

2001	6,915	561	1,167	707	1,907	748	1,479	13,484

	2002

							Corporate,
	Oil						Other
	and Gas			Hydrocarbons			Discontinued
	Exploration			Marketing			Investments
	and			and		Other	and
	Production	Refining	Petrochemical	Transportation	Electricity	Investments	Eliminations	Total

Statement of income Net sales	2,764	998	1,237	16	245	105	(844)	4,521
Costs of sales	(1,572)	(933)	(877)	(11)	(194)	(71)	836	(2,822)

Gross profit	1,192	65	360	5	51	34	(8)	1,699
Administrative and selling expenses	(222)	(48)	(121)	(2)	(15)	(18)	(112)	(538)
Exploration expenses	(58)	—	—	—	—	—	—	(58)
Equity in operating earnings of affiliates	25	43	16	12	15	62	—	173
Other operating income (expense), net	(20)	(16)	11	13	22	(1)	—	9

Operating income (loss)	917	44	266	28	73	77	(120)	1,285

	2001

	Oil						Corporate, Other
	and Gas						Discontinued
	Exploration			Hydrocarbons			Investments
	and			Marketing			and
	Production	Refining	Petrochemical	and Transportation	Electricity	Other Investments	Eliminations	Total

Statement of income
Net sales	1,944	779	806	83	358	107	(520)	3,557
Costs of sales	(1,165)	(703)	(655)	(61)	(247)	(94)	511	(2,414)

Gross profit	779	76	151	22	111	13	(9)	1,143
Administrative and selling expenses	(166)	(59)	(94)	(4)	(15)	(20)	(144)	(502)

Exploration expenses	(41)	—	—	—	—	—	—	(41)
Equity in operating earnings of affiliates	18	25	3	235	157	55	—	493
Other operating income (expense), net	(4)	(13)	2	17	41	(7)	(1)	35

Operating income (loss)	586	29	62	270	294	41	(154)	1,128

	2000

	Oil						Corporate, Other
	and Gas						Discontinued
	Exploration			Hydrocarbons			Investments
	and			Marketing			and
	Production	Refining	Petrochemical	and Transportation	Electricity	Other Investments	Eliminations	Total

Statement of income
Net sales	1,460	690	816	72	310	118	(304)	3,162
Costs of sales	(827)	(620)	(628)	(57)	(212)	(92)	291	(2,145)

Gross profit	633	70	188	15	98	26	(13)	1,017
Administrative and selling expenses	(131)	(37)	(85)	—	(11)	(17)	(101)	(382)
Exploration expenses	(13)	—	—	—	—	—	—	(13)
Equity in operating earnings of affiliates	38	12	4	233	134	34	—	455
Other operating income (expense), net	(4)	(9)	—	20	31	(2)	(14)	22

Operating income (loss)	523	36	107	268	252	41	(128)	1,099

     The following information shows long-lived assets, total assets, net sales and operating income by geographic area.

	2002

	Argentina	Venezuela	Bolivia	Perú	Brazil	Ecuador	Other	Eliminations	Total

Long-lived assets	3,798	3,028	159	808	508	524	—	5	8,830
Total assets	6,767	3,854	359	880	717	745	257	—	13,579
Net sales	2,810	680	112	355	558	28	3	(25)	4,521
Operating income (loss)	1,002	157	11	93	58	(34)	(1)	(1)	1,285

	2001

	Argentina	Venezuela	Bolivia	Perú	Brazil	Ecuador	Other	Eliminations	Total

Long-lived assets	4,560	2,066	116	535	354	323	—	4	7,958
Total assets	8,821	2,664	212	567	463	399	358	—	13,484
Net sales	2,528	474	83	181	295	—	—	(4)	3,557
Operating income (loss)	825	273	17	37	(4)	(20)	—	—	1,128

	2000

	Argentina	Venezuela	Bolivia	Perú	Brazil	Ecuador	Other	Eliminations	Total

Net sales	2,301	391	61	201	225	—	—	(17)	3,162
Operating income (loss)	780	223	11	72	15	—	—	(2)	1,099

16. Recent economic events

     Argentina is under a serious economic situation that is mainly characterized by the high foreign debt level, the declaration of the payment default of most of the Argentine foreign debt, a financial system in crisis, a country risk that reached unprecedented international levels and an economic recession of more than 4 years. This situation generated a significant reduction in products and services demand and a significant unemployment increase. In addition, the Government’s ability to meet its obligations and the possibility to access foreign financing have been affected by these circumstances.

     Since December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions subject, in some cases, to the previous authorization of the B.C.R.A. (Central Bank of Argentina).

     The obligation was established to deposit with Argentine banks foreign currency arising from exports, as long as no prior exemption mechanisms were in place. In this regard, Executive Decree No. 1589/89 establishes that producers with free availability of crude oil, natural gas and/or liquefied gases under the terms of Law No. 17,319 and supplementary executive orders, and produces who agree so in the future, shall have the free availability of the percentage of funds established by the bids and/or renegotiations, or provided in the respective agreements, in which case they shall not be required to pay and settle the funds related to that percentage. In all cases, the freely available maximum percentage of funds shall not exceed 70% of each transaction. No assurance can be given whether the government will not amend the above mentioned system in the future.

     Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

     Other regulations were issued which main aspects as of the approval date of these financial statements are summarized below:

a)	amendment of the charter of the Central Bank of Argentina (“BCRA”), authorizing it the issuance of money in excess of the foreign currency reserves, the granting of short-term loans to the federal government and to provide financial assistance to financial institutions with liquidity or solvency problems;

b)	establishment of an “official” exchange system, mainly for exports, certain imports, and bank loans, and a “freely floating” exchange market for the rest of the transactions. The “official” exchange rate was fixed at Ps. 1.40 to US$ 1, and the “freely floating” exchange rate as of the close of business of the first day the exchange market reopened, ranged from Ps. 1.60 to Ps. 1.70 to US$ 1 (selling rate). In order to maintain the Argentine peso exchange rate, on several occasions the BCRA became involved through the sale of reserves in US dollars. On February 3, 2002, the Federal Executive announced the elimination of the double-tier exchange rate system and replacement of the latter with a floating exchange rate for all the transactions. As of December 31, 2002, the exchange rate was US$1 = ARS 3.38

c)	de-dollarization of US dollar-denominated deposits with Argentine financial institutions at the Ps 1.40-to-US$ 1 exchange rate, and of all US dollar-denominated obligations assumed in Argentina as of January 6, 2002, at the Ps 1-to-US$ 1. Deposits and certain loans switched into pesos will be subsequently adjusted by a “benchmark stabilization coefficient” to be published by the BCRA and which will be applied as from February 3, 2002, plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system, both rates set by the BCRA;

d)	bank deposits were rescheduled to be reimbursed in installments, fixing amounts and due dates based on the amounts booked. Afterwards, the owners of deposits in U.S. dollars were entitled to convert such deposits, in part or in full, into bonds denominated in U.S. dollars and with a 10-year maturity term, or bonds denominated in pesos with a three or five-year maturity term, or bills with a specific term.

e)	the continuity of restrictions on the funds deposited with financial institutions before December 3, 2001. The deposits made after that date as well as foreign transfers received after such date will be freely available and they may be withdrawn in the currency originally agreed upon.

f)	issuance of bonds by the Argentine Government, denominated in Argentine pesos and US dollars to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

g)	de-dollarization of all private agreements entered into as of January 6, 2002, at the Ps 1-to-US$ 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in (c) above; if the services turned expensive and the parties failed to reach an agreement, Justice may be requested to establish a fair value. The obligations generated after such law will not be applied any adjustment provisions;

h)	the conversion into Argentine pesos and elimination of indexation clauses regarding public service rates, fixing those rates in pesos at the exchange rate of ARS 1 = US$ 1.

i)	prior BCRA authorization to make transfers abroad on account of financial loan services except those granted by international organizations or governmental credit agencies, and dividend distributions, regardless of the payment method (such payments may be made with freely-available abroad funds). However, this requirement is not applicable to financing payments subsequent to February 11, 2002. In December 2002, the B.C.R.A. began to reduce certain restrictions; thus, the previous authorization for the payment of interest was no longer necessary. In addition, under certain circumstances, the previous authorization for some principal payments was not required either. In January 2003, those institutions entitled to carry out foreign exchange transactions were authorized to make profit and dividend payments abroad with respect to closed financial statements certified by external auditors.

j)	implementation of taxes on oil & gas exports and certain oil by-products. The Argentine Government levied 20% export taxes on crude oil exports and 5% taxes on the export of some oil derivatives, effective since March 1, 2002, and for five years. These export taxes began to be levied on the Company’s products shipped as from April 1, 2002.

k)	the income-tax deduction of the exchange differences resulting from applying the new exchange rate on net position of assets and liabilities in foreign currency as of January 6, 2002, in the amount of 20% per annum over the five fiscal years ending after the Law’s effective date. In this regard, the foreign exchange rate exceeding such amount should affect the related tax year according to the general provisions of Income Tax Law. Foreign exchange rates subject to the special treatment are those related to Argentine-source income.

     Towards the end of 2002, the Argentine Government implemented different measures aimed at unblocking the economy and reduce certain restrictions to gradually normalize the foreign exchange market and the commercial and financial flow of foreign currency. In this regard, among other measures, the restrictions on the free availability of funds deposited in demand accounts were eliminated, the restrictions on principal and interest payment regarding payables to foreign creditors and those on the payment terms of imports and exports of capital goods were reduced, the access of individuals and legal persons to the foreign exchange market was extended, and the withdrawal of foreign currencies to pay dividends was authorized.

     On March 5, 2003, the Supreme Court declared that the conversion of deposits denominated in U.S. dollars into Argentine pesos was not constitutional. The Supreme Court authorized the claim of the Province of San Luis to redollarize its deposits. Although this decision does not generalize the redollarization, it constitutes an important background for the remaining bank deposits converted into pesos.

     These financial statements comprise the effects deriving from the new political, economic and foreign exchange regulations known as of their date of issuance. All the Company’s Management estimations have been made considering such policies. The impact deriving from the additional measures to be implemented by Government and from putting those previously adopted in practice shall be booked once the Company’s Management becomes aware of them.

17. Petrobras share acquisition

     On October 17, 2002, Petrobras Participacoes, S.L., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”), acquired 58.6% of Perez Companc’s capital stock from the Perez Companc Family and Fundación Perez Companc. Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad. Prior to that date, the Perez Companc Family, together with Fundación Perez Companc, had owned at least half of the share capital issued by Perez Companc.

18.	Summary of significant differences between accounting principles followed by the Company and US GAAP

     The Company’s financial statements have been prepared in conformity with Argentine GAAP, which do not conform with US GAAP. The differences are reflected in the amounts provided in Note 19 and relate to the items discussed in the following paragraphs.

a) Restatements of financial statements for general price-level changes

     Argentine GAAP requires the restatement of nonmonetary assets and liabilities into constant Argentine pesos as of the date of the financial statements. All nonmonetary assets and liabilities must be restated to reflect changes in the Argentine general wholesale price index from the date the assets have been acquired or from the date the liabilities have been incurred, until year-end. The purchasing power gain (loss), net included in income (loss) reflects the effect of Argentine inflation on the monetary liabilities (assets) of the companies during the year. Effective September 1, 1995, the CNV passed General Resolution No. 272 which provided that public companies would no longer be permitted to present financial statements that were adjusted to recognize the effect of inflation prevailing after such date. Therefore for periods ending subsequent to September 1, 1995, and until December 31, 2001, there had been no further restatement of nonmonetary items or recognition of monetary gains and losses. This resolution matched Argentine GAAP so long as the change in the price index applicable to the restatement did not exceed 8% per annum.

     Taking into account the new inflationary context during 2002 (the consumer price index and the wholesale price index reached 41% and 118%, respectively), the CNV through General Resolution No. 415 dated July 25, 2002, has reinstated inflation adjustment as from January 1, 2002. Balances as of December 31, 2001, are considered as inflation restated as of that date. Consequently, the Company started to apply adjustment-for-inflation accounting as from January 1, 2002.

     The consolidated financial statements as of December 31, 2002 and for the years ended December 31, 2001 and 2000, presented for comparative purposes, were restated at constant Argentine pesos as of December 31, 2002.

     Under US GAAP, general price level adjusted financial statements are not required. However, pursuant to the SEC’s rules, these adjustments are not removed when performing the reconciliation to US GAAP included in Note 19.

b) Capitalization of exchange differences

     Under Argentine GAAP, Resolution No. 3/2002 of the CPCECABA requires that exchange differences originated from January 6, 2002 devaluation on liabilities in foreign currency existing as of such date, that are directly related to the acquisition, construction or production of property, plant & equipment, intangibles and long-term investments in other companies incorporated in Argentina, should be capitalized to the cost values of such assets with a number of conditions established in such professional standards.

     As described in note 2.k), as of December 31, 2002, the Company records capitalized negative foreign exchange differences only through its affiliate Citelec.

     Under US GAAP, foreign currency exchange gains or losses are recognized currently in income.

c) Accounting for January 2002 devaluation

     Under Argentine GAAP, assets and liabilities in foreign currency as of December 31, 2001, have been valued at the US$ 1.00 to P$ 1.00 exchange rate, which was in effect as of the suspension date of exchange market transactions, therefore, all the effects of the devaluation of the Argentine peso has been recognized in 2002 fiscal year.

     Under US GAAP, such assets and liabilities in foreign currency should be valued at the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002), which was P$ 1.70 to US$ 1.00. As a result, the effects of such devaluation have been recognized in 2001 fiscal year, and included as an adjustment in the reconciliation of net income and shareholders’ equity to US GAAP in Note 19, on the following line items:

     On net income and shareholders’ equity:

•	Exchange differences from devaluation of Argentine peso.

•	US GAAP adjustments applicable to equity in affiliates and to equity in earnings of affiliates.

     On shareholders’ equity:

•	Foreign currency translation adjustment (see Note 18.g).

     Since no difference in exchange rates is verified as of December 31, 2002, the effects described above are reversed on 2002 fiscal year in the reconciliation presented in Note 19.

d) Income taxes

     Argentine GAAP income tax expense is based upon the estimated current income tax payable as described in Note 2.f). When income and expense recognition for income tax purposes does not occur in the same period as income and expense recognition for financial statement purposes, the resulting temporary differences are not considered in the computation of income tax expense for the year.

     Under US GAAP, Statement of Financial Accounting Standards No. 109 “Accounting for income taxes”, requires the liability method to be used to account for deferred income taxes. Under this method, deferred income tax assets or liabilities are recorded for temporary differences that arise between the financial and tax bases of assets and liabilities at each reporting date, as well as for temporary differences arising from other US GAAP adjustments. The benefits of tax loss carryforwards are recognized as deferred income tax assets, with an appropriate valuation allowance. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established valuation allowances for net operating loss carryforwards. Pursuant to Emerging Issues Task Force (EITF) No. 93-9, differences between accounting and tax basis generated due to the recognition of the inflation effect on nonmonetary assets, are accounted for as temporary differences for deferred income tax purposes.

e) Deferred charges

     Under Argentine GAAP, costs such as organization, preoperating and advertisement expenses may be deferred and amortized over the resultant period of benefit, under certain circumstances.

     For US GAAP purposes these amounts are expensed as incurred.

f) Accounting for business combinations

     In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets”. These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting. In addition, SFAS 142 requires that, effective January 1, 2002, goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, cease amortizing. The new rules also require that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. The Company has completed the annual impairment test of goodwill under the new standard and no additional adjustment was required, except for the accounting for negative goodwill as explained in 3) below. Business combinations performed before June 30, 2001 were accounted for under APB Opinion No. 16.

     Under this past standard, goodwill was amortized on a straight-line basis over 40 years, resulting in an accumulated amortization of 46 through December 31, 2001. As from January 1, 2002, goodwill is no longer amortized. All business combinations described below were performed before June 30, 2001.

     1) Pecom Energía share exchange offer

Under US GAAP, the 2000 exchange offer was accounted for under the purchase method. The purchase price of 6,716, calculated based upon the market price of Pecom Energía common stock, has been allocated to the identifiable assets acquired and liabilities assumed based upon their fair value as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired has been reflected as goodwill, which was amortized on a straight-line basis over 40 years until December 31, 2001. The purchase price has been allocated as follows:

Fair value of assets acquired	10,847
Goodwill	921
Fair value of liabilities assumed	(5,052)

Total purchase price	6,716

Under Argentine GAAP, the accounting practice for nonmonetary exchanges of shares is to recognize net assets at book value. Accordingly, Perez Companc’s shares issued were subscribed and accounted for at the book value of the Pecom Energía shares exchanged. Therefore, the US GAAP reconciliation of shareholders’ equity reflects the additional purchase price of Pecom Energía capital stock, and the reconciliation of net income reflects the incremental depreciation, depletion, amortization, effective interest rate of liabilities and the related effects on the deferred income tax, as a result of the purchase price allocation mentioned above and the amortization of goodwill until December 31, 2001, which amounted to 24 and 22 for the years ended December 31, 2001 and 2000, respectively.

2)	Impairment of goodwill and equity in affiliates

As described above, the purchase price of Pecom Energía has been allocated under US GAAP (but not under Argentine GAAP) to the identifiable assets acquired and liabilities assumed, based upon their fair values as of acquisition date, being the excess reflected as goodwill.

In 2001 fiscal year, the US GAAP reconciliation reflected impairment charges of goodwill of 567 and impairment charges of equity in affiliates of 1,061, to reduce the book value under US GAAP to fair values as of year-end, because such goodwill was not reflected under Argentine GAAP and book value of equity in affiliates subject to impairment was higher under US GAAP, as explained above.

Impairment losses reflected under US GAAP in 2001 fiscal year were a consequence of the crisis in Argentina as described in Notes 16 and 6.VI), and included identified goodwill and equity in the affiliates: CIESA, TGS, Edidesca, Distrilec and Citelec. Total impairment loss adjustments from Argentine GAAP to US GAAP were 648 for hydrocarbons, marketing and transportation segment, and 980 for electricity segment. For purposes of determining impairment loss, fair values were estimated based on quoted market prices and other information available.

As a result of recognizing such impairment losses and the devaluation effects on 2001 fiscal year as explained in Note 18.c), under US GAAP the value of the Company’s interest in Citelec, Transener, CIESA, TGS and Enron de Inversiones de Energía S.C.A. as of December 31, 2001, accounted for under the equity method was nil.

As of December 31, 2002, as a result of the devaluation effects mentioned above, under US GAAP the book value of the Company ´s interest in Citelec, Transener and CIESA accounted for under the equity method is nil. As of such date, the valuation of the interest in TGS amounts to 37, under US GAAP.

3)	Negative goodwill

For the Hidroeléctrica Pichi Picún Leufú S.A. (“HPPL”) acquisition, the fair value of assets was substantially represented by the acquired deferred tax assets, consisting of the tax effects of the difference between tax and book basis of fixed assets and net operating loss carryforwards, which are only recognized under US GAAP. To the extent of the excess of such deferred tax assets acquired over the consideration paid, a negative goodwill was recognized under US GAAP, which was amortized over a 30 year period beginning at the plant start-up of operations until December 31, 2001. As the Company adopted SFAS 142 effective January 1, 2002, such negative goodwill has been reversed, and a cumulative effect of change in accounting principle of 178 was recognized in 2002.

Neither the deferred tax assets nor the related negative goodwill and its reversal were recognized under Argentine GAAP.

4)	Deferred charges in privatized companies acquired

In Argentina, it is an accepted practice for costs associated with voluntary retirement programs incurred in the acquisition and start-up of a privatized company to be recognized as a liability with a corresponding deferred asset which is amortized over the period expected to be benefited

The only difference between US and Argentine GAAP related to qualifying liabilities assumed is that for Argentine GAAP the offsetting purchase price is allocated to intangible assets and for US GAAP the offsetting purchase price is allocated to the fair value of the acquired assets which, in this case, is property, plant and equipment (“PP&E”). Therefore, the US GAAP reconciliation of net income and shareholders’ equity reflects in this respect, the difference between intangible asset amortization and property, plant and equipment depreciation.

g) Foreign Currency Translation

     Under Argentine GAAP, all foreign operations were remeasured into US dollars, their functional currency. Assets and liabilities, stated at current values are to be converted at the closing exchange rates, assets and liabilities measured at cost and revenues, expenses, gains and losses are to be converted in accordance with the historical exchange rates. Once the transactions are remeasured into U.S. dollars, assets and liabilities are translated into pesos at current rate, and revenues, expenses, gains and losses are translated at historical exchange rates. Resulting remeasurement and translation gain or loss is recognized currently in earnings in the “Financial income (expense) and holding gains (losses)” account.

     Under US GAAP, gain or losses resulting from translation of U.S. dollars remeasured operations into pesos, are included as other comprehensive income, a separate component of shareholder’s equity.

     Of the company’s foreign currency denominated debt portfolio US$ 1,695 million is designated as a hedge of the volatility in stockholders’ equity caused by changes in the functional currency exchange rates with respect to the peso. Exchange differences resulting from such debt are reflected in the cumulative translation adjustment account, thereby offsetting a portion of the translation gain or loss from hedged foreign subsidiaries’ net assets which amounted to US$ 1,738 million.

h) Vacation accrual

     Under Argentine GAAP, there are no specific requirements governing the recognition of the accrual for unused vacations. The acceptable practice in Argentina is to charge the compensation cost applicable to vacations to expense when taken. Under US GAAP, vacation expense is fully accrued in the period the employee renders service to earn such vacation.

i) Capitalization of interest costs on certain assets

     Prior to January 1, 1993, Argentine GAAP did not require capitalization of interest charges relating to the financing of major projects under construction. Capitalization of interest as part of the acquisition cost of an asset is required under US GAAP. However, qualifying assets and eligible interest cost may differ under certain circumstances. Under US GAAP, foreign currency exchange gains or losses are excluded from interest cost base.

j) Accounting for pension obligations

     Under Argentine GAAP, there are no requirements governing the recognition of an employer’s liabilities for retirement benefits granted to employees. The Company has, however, charged to expenses amounts contributed to the pension fund. Under US GAAP, the accounting for these benefits is governed by Statement of Financial Accounting Standards No. 87 (“SFAS 87”), “Employers’ Accounting for Pensions” and Statement of Financial Accounting Standards No. 132 (“SFAS 132”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”.

     The US GAAP reconciliation recognizes the effect of adjusting the recorded pension cost and liability to the amounts required under US GAAP. For this purpose and under the requirements of US GAAP, Pecom Energía should have adopted the provision of SFAS 87, with effect from January 1, 1989. As it was not practical to perform the required computations of the transition obligations as of this date on a retrospective basis, the Company has used the transition obligation calculated as of January 1, 1997 in the computation of the net periodic pension cost. In order to more closely conform, however, with the requirements of SFAS 87, the Company commenced amortizing the transition obligation as from January 1, 1989.

k) Depreciation of Property, plant and equipment

     Under Argentine GAAP, depreciation of certain non-oil and gas fixed assets is accounted for by the Company by applying rates established for Technical revaluation, which are based on engineering formulas. Under US GAAP depreciation of such assets is calculated primarily using the straight-line method over the useful lives of the assets.

l) Minority interest

     An adjustment to record the portion of all US GAAP adjustments attributable to minority interests in consolidated subsidiaries has been recorded.

m) Accounting for derivative instruments

     Under US GAAP, SFAS 133, as amended by SFAS 137 and SFAS 138, requires that all derivative financial instruments be recognized in the consolidated balance sheets as either an asset or liability measured at fair value. SFAS 133 requires that changes in the derivative ´s fair value be recognized in earnings unless specific hedge accounting criteria are met. For derivatives accounted for as hedges, fair value adjustments are recorded to earnings or other comprehensive income, a component of shareholders’ equity, depending upon the type of hedge and the degree of hedge effectiveness. For hedges classified as fair value hedges, adjustments are recorded through earnings with an offsetting, partial mark to fair value of the hedged item currently through earnings. For hedges classified as cash flow hedges, adjustments are recorded to other comprehensive income, and the gain or loss on the derivative is removed from equity and recognized in earnings in the same period as the loss or gain on the hedged cash flow.

     Under Argentine GAAP there are no specific requirements governing derivatives accounting and the Company followed hedge accounting for these derivatives as described in Note 2.m), on the basis of its risk management objectives.

n) Valuation of timber

     Under Argentine GAAP, timber was valued at current values, recognizing their organic growth currently in income.

     Under US GAAP, timber is valued at historical cost.

o) Debt refinancing costs

     Under Argentine GAAP, unamortized deferred costs incurred with third parties related to debt issuance are charged to expenses when such debt is restructured, while such costs related to the new debt are capitalized and amortized on a straight – line basis.

     Under US GAAP, SFAS 15 and 140 and related EITF issues require for debt restructuring not considered to be an “ extinguishment”, to continue amortizing those costs related to the old debt and charge to expenses new debt issuance direct costs.

p) Classification of equity in earnings of affiliates

     Under Argentine GAAP, the Company presents a portion of its equity in earning in affiliates as operating income, and a portion as non – operating income, as explained in note 2.c).

     Under US GAAP, equity in earnings of affiliates is generally required to be shown outside operating income except when justified by the circumstances. Such circumstances in the Company imply a presentation within operating income, because the Company ´s affiliates operate in businesses that are identical or integral to the core business of the Company, the management participates actively or exercises significant influence on the operations of these affiliates through board representation and management advice, and the Company has the right and currently operates several of these affiliates in accordance with shareholder agreement.

     Therefore, equity in earnings of affiliates are fully reclassified as operating income or loss, for purposes of US GAAP consolidated income data presentation in Note 19.

q) Accounting for stock option plans

     Under Argentine GAAP, the Company has accounted for stock option plans consistently with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for stock issued to employees”, in accounting for its employee stock option plan. Since Pecom Energía’s stock option plan is a liability award, there is no differences in the reported net income and earning per share for the years 2002, 2001 and 2000 based on Statements Financial Accounting Standards No. 123, “Accounting for stock –based compensation”.

r) Classification of sale of future revenues

     As stated in Note 13, under Argentine GAAP net proceeds from an assignment of future capital fees to be earned in Venezuela, are presented in the Balance Sheet as current and noncurrent other liabilities for US$ 73 million and US$ 109 million, as of December 31, 2002 and 2001, respectively.

     Under US GAAP, a sale of future revenues of this nature is classified as debt. Therefore, such liability was reclassified as 125 short-term debt and 121 long-term debt, for purposes of US GAAP consolidated balance sheet data presentation as of December in Note 19.

s) Classification of impairment losses

     Under Argentine GAAP, impairment losses for equity in affiliates and goodwill, are generally presented in the income statement as non-operating expenses.

     US GAAP require such losses to be presented as operating. Therefore, impairment losses recognized under Argentine GAAP and additional impairment losses recognized under US GAAP, as described in Note 18.f) 2), are included in the Operating loss subtotal of the US GAAP Consolidated income data.

t) Accounting for discontinued operations

     During the year ended December 31, 2002, the Company sold its interests in Pecom Agra S.A., Cerro Vanguardia S.A., Pecom Agropecuaria S.A., Pecom Forestal S.A. and Combustibles Nucleares Argentinos S.A., and transferred the going concern related to forestry related industrial activities in Misiones (see Notes 6.IV.i. and 6.V.), which were included in the “Other Investments” business segment, except for CONUAR which was included in the “Electricity” business segment.

     For Argentine GAAP purposes, the gain or loss on sales of a segment of a business was presented in “Other expenses, net”.

     According to US GAAP, the results of continuing operations should be presented separately from discontinued operations and any gain or loss from disposal of a segment of a business should be reported in conjunction with the related results of discontinued operations. Therefore, required reclassifications have been made for purposes of US GAAP consolidated income data presentation in Note 19.

u) New accounting standards under US GAAP

     1) Accounting for Asset Retirement Obligations

     In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. As it was explained in Note 18.v), the Company has adopted this accounting rule under Argentine GAAP for the fiscal year beginning January 1, 2003.

The Company has evaluated the impact of SFAS No. 143 and estimated an after tax gain of approximately 30 as a cumulative effect of change in accounting principle. Additionally, the Company will record an asset retirement obligation liability of approximately 72 and an increase to Property, Plant and Equipment of about 118. There will be no impact on the Company’s cash flow as a result of adopting SFAS No. 143.

     2) Accounting for Costs Associated with Exit or Disposal Activities

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

     3) Accounting for Stock – Based Compensation

     In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

     4) Guarantor’s Accounting and Disclosure requirements for Guarantees

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

     5) Consolidation of variable interest entities

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of variable interest entities”. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003.

     In the opinion of the Company’s management, the adoption of provisions of the rules described in 2) through 5) will not have a material effect on the financial position or result of operations under US GAAP.

     19.   Reconciliation of net income and shareholders’ equity to US GAAP

     The following is a summary of the significant adjustments to net income for the years ended December 31, 2002, 2001 and 2000, and the shareholders’ equity as of December 31, 2002 and 2001, which would be required if US GAAP had been applied instead of Argentine GAAP in the Company’s financial statements.

	2002	2001	2000

Net income in accordance with Argentine GAAP	(1,192)	214	584
US GAAP adjustments:
Exchange differences from devaluation of Argentine peso	35	(35)	—
Foreign currency translation adjustment	86	—	—
Valuation of timber	(2)	2	(4)
Deferred charges	1	2	(20)
Amortization of deferred charges	5	4	2
Debt refinancing costs	(64)	—	—
Pension plan obligations	23	(7)	(4)
Deferred income taxes	(1,064)	(83)	74
Fair value of derivatives	(259)	157	(85)
Depreciation of PP&E	(261)	(164)	(148)
Fair value of liabilities	12	(46)	(41)
Amortization of negative goodwill	178	7	7
Amortization of goodwill	—	(24)	(22)
Impairment of goodwill	—	(567)	—
Difference in accounting basis for assets sold	(91)	(205)	(72)
Other	27	26	19
Deferred income taxes on US GAAP adjustments	338	495	172
US GAAP adjustments applicable to equity in earnings of affiliates:
Impairment of equity in affiliates	—	(1,061)	—
Exchange differences from devaluation of Argentine peso	899	(899)	—
Other differences	(214)	(65)	(140)

Total US GAAP adjustments	(351)	(2,463)	(262)
Reclassification of discontinued operations and cumulative effect of changes in accounting principles, net of income tax	(343)	19	(38)

Income (loss) from continuing operations	(1,886)	(2,230)	284
Discontinued operations:
Income (loss) from operations (1)	103	(19)	38
Income from disposal (2)	62	—	—

Income (loss) before cumulative effect of changes in accounting principles	(1,721)	(2,249)	322
Cumulative effect of changes in accounting principles	178	—	—

Approximate net income (loss) under US GAAP	(1,543)	(2,249)	322

	2002	2001	2000

Basic net income (loss) per share under US GAAP
Class A	—	(0.779)	0.118
Class B	(0.724)	(1.170)	0.177
Diluted net income (loss) per share under US GAAP	—	(1.054)	0.157
Basic net income (loss) per share under US GAAP
Class A
Continuing operations	—	(0.773)	0.104
Discontinued operations	—	(0.006)	0.014
Class B
Continuing operations	(0.884)	(1.160)	0.156
Discontinued operations	0.077	(0.010)	0.021
Cumulative effect of changes in accounting principles	0.083	—	—
Diluted net income (loss) per share under US GAAP
Continuing operations	—	(1.046)	0.140
Discontinued operations	—	(0.008)	0.017
Basic net income per share under Argentine GAAP
Class A	—	0.074	0.214
Class B	(0.559)	0.111	0.319
Diluted net income per share under Argentine GAAP	—	0.100	0.286
Number of shares -in millions (3)	2,132	2,132	2,032

(1)	Less applicable income tax expense (benefit) of 1, 21 and (1) for the years ended December 31, 2002, 2001 and 2000.

(2)	Less applicable income tax benefit of 3 for the year ended December 31, 2002.

(3)	Earnings per share are calculated based on the weighted average number of shares outstanding during the year.

Consolidated pro forma income data

     As mentioned in note 18.f), SFAS 142 is effective before January 1, 2002. If the new standard had been effective before January 1, 2000, net income for the years ended December 31, 2002, 2001 and 2000, would have been as follows:

	Year ended December 31,

	2002	2001	2000

Approximate net income (loss) under US GAAP	(1,543)	(2,249)	322
Amortization of goodwill	—	9	22
Reversal of negative goodwill	(178)	(7)	(7)

Approximate pro forma net income (loss) under US GAAP	(1,721)	(2,247)	337

Proforma basic net income (loss) per share under US GAAP

Class A	—	(0.779)	0.123

Class B	(0.807)	(1.170)	0.185

Proforma diluted net income (loss) per share under US GAAP	—	(1.054)	0.166

	2002	2001	2000

Consolidated statement of comprehensive income
Approximate net income (loss) under US GAAP	(1,543)	(2,249)	322
Foreign currency translation adjustment:
Net change during period, net of tax	(371)	452	(50)
Deferred hedge gains and losses, net of tax:
Cumulative effect of accounting change	—	(226)	—
Reclassification to net income	77	161	—
Deferred hedge (loss) gains	(53)	26	—

Total Comprehensive Income	(1,890)	(1,836)	272

Cumulative Other Comprehensive Income	16	363	(50)

	2002	2001

Shareholders’ equity in accordance with Argentine GAAP	4,778	5,970
US GAAP adjustments:
Exchange differences from devaluation of Argentine peso	—	(35)
Valuation of timber	—	(55)
Deferred charges	(37)	(46)
Debt refinancing costs	(64)	—
Pension plan obligations	(21)	(44)
Deferred income taxes	(1,089)	(31)
Negative goodwill	—	(178)
Minority interest	28	9
Fair value of derivatives	(532)	(314)
Foreign currency translation adjustment	(122)	519
PP&E	1,871	1,493
Goodwill	154	260
Fair value of liabilities	139	127
Other	24	12
Deferred income taxes on U.S. GAAP adjustments	(431)	(556)
US GAAP adjustments applicable to equity in affiliates	(232)	(775)

Total US GAAP adjustments	(312)	386

Approximate shareholders’equity in accordance with USGAAP	4,466	6,356

US GAAP Summarized Consolidated Data

     The consolidated income data and the consolidated cash flow data for the years ended December 31, 2002, 2001 and 2000, and the consolidated balance sheets data as of December 31, 2002 and 2001, presented below have been adjusted to reflect the differences between US GAAP and Argentine GAAP discussed above:

	Year ended December 31,

US GAAP condensed consolidated income and loss data	2002	2001	2000

Sales	4,803	3,715	3,334
Less - taxes in sales and services	(138)	(28)	(16)

Net sales	4,665	3,687	3,318
Gross profit	1,693	1,253	1,173
Operating income (loss)	532	(1,936)	858
Income (loss) before income taxes, discontinued operations and cumulative effect of changes in accounting principles	(1,116)	(2,534)	94
Income tax (expense) benefit	(792)	279	205
Discontinued operations
Income (loss) from discontinued operations, before income taxes	128	6	23
Income from disposal, before income taxes	59	—	—
Cumulative effect of changes in accounting principles	178	—	—

Net income (loss) for the year	(1,543)	(2,249)	322

	Year ended December 31,

US GAAP condensed consolidated balance sheet data	2002	2001

Current assets	2,617	4,166

Investments	1,548	1,811
Property, plant and equipment	10,564	12,322
Other non current asset	147	703

Total non current assets	12,259	14,836

Total assets	14,876	19,002

Short-term debt	1,301	4,467
Other liabilities	980	1,632

Total current liabilities	2,281	6,099

Long-term debt	6,086	5,309
Other non current liabilities	1,947	1,089

Total noncurrent liabilities	8,033	6,398

Total liabilities	10,314	12,497
Minority interest in subsidiaries	96	149
Shareholders’ equity	4,466	6,356

	14,876	19,002

	Year ended December 31,

US GAAP condensed consolidated cash flow data	2002	2001	2000

Net cash provided by operations	654	1,207	1,008
Net cash used in investing activities	(112)	(1,582)	(705)
Net cash (used in) provided by financing activities	(1,865)	1,061	258

(Decrease) Increase in cash	(1,323)	686	561
Effect of the exchange rate on cash	(47)	812	—
Cash and cash equivalent at beginning	2,059	561	—

Cash and cash equivalent at end	689	2,059	561

20.     Additional financial statements disclosures required by US GAAP and the SEC

a) Income taxes

     The tax effect of the significant differences between the book value and the tax value of the Company’s assets and liabilities and tax loss carryfowards are as follows:

	2002	2001

Deferred tax assets
Tax loss carryforwards	1,805	443
Other tax losses	265	—
Property, plant and equipment	58	85
Non-current investments	85	229
Reserve for contingencies	15	33
Receivables	18	17
Pension plan obligations	7	15
Derivatives	186	109
Translation adjustments on debt	—	901
Exchange difference on foreign currency liabilities	—	312
Other deferred tax assets, not significant individually	12	4
Less-Valuation allowance	(2,056)	(1,113)
Deferred tax liabilities
Revenue recognition	(15)	(52)
Property, plant and equipment	(1,553)	(676)
Translation adjustment on foreign net assets	—	(301)
Non-current investments	(282)	(188)
Fair value of liabilities	(49)	(70)
Exchange difference on foreign currency assets	—	(301)
Other deferred tax liabilities, not significant individually	(16)	(34)

Net deferred tax liabilities	(1,520)	(587)

     The tax loss carryforwards as of December 31, 2002 expire as follows:

2004	58
2005	27
2006	54
Beyond 2007	1,666

1,805
Valuation allowance on tax loss carryforwards	(1,706)

     The reconciliation of tax provision at the statutory rate to the tax provision for the years ended December 31, 2002, 2001 and 2000, computed in accordance with US GAAP, is as follows:

	2002	2001	2000

Approximate pre-tax income (loss) in accordance with U.S. GAAP	(751)	(2,528)	117
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to pre-tax income (loss)	(263)	(885)	41
Equity in earnings and dividends from affiliates	(168)	28	(61)
Inflation adjustment, remeasurement and foreign earnings	1	(17)	(35)
Impairment, amortization and other decreases of goodwill	39	216	—
Increase (decrease) in valuation allowances	331	277	(37)
Inflation adjustment on nonmonetary assets and liabilities	830	—	—
Tax on minimum presumed income	19	103	—
Non-taxable merger of PASA and spin-off of affiliates	—	—	(76)
Tax adjustments and other, net	3	(1)	(37)

Tax expense (benefit)	792	(279)	(205)

     The Company’s provision for income taxes under US GAAP was comprised of the following:

	2002	2001	2000

Current
Argentina	44	113	24
Foreign	22	20	17

	66	133	41

Deferred
Argentina	797	(497)	(198)
Foreign	(71)	85	(48)

	726	(412)	(246)

Total tax expense (benefit)	792	(279)	(205)

b) Fair value of financial instruments

     US GAAP requires disclosure of the estimated fair value of the Company’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

     The carrying amounts of cash, cash equivalents, accounts receivables and short-term obligations approximate its fair value, because of the short-term maturities of these instruments.

     Fair value of trading and held-to-maturity investments is based on quoted market prices. The fair value of publicly traded long-term debt is based on quoted market prices, and for the remaining long-term debt was estimated based on the current rates available to the Company for debt of similar remaining maturities. Fair values of derivative financial instruments represent the estimated amount that would have been required to terminate the contracts. The fair value of performance bonds and other guarantees approximate the notional amount of these instruments.

     The estimated fair values of financial instruments are as follows, except for those financial instruments noted above for which the carrying values approximate fair values:

	2002		2001

	Carrying		Carrying
	amount		amount
	under	Fair	under	Fair
	US GAAP	Value	US GAAP	Value

Financial assets:
Held-to-maturity securities	14	5	13	7
Financial liabilities:
Long-term debt	6,086	5,264	5,309	4,370
Derivative financial instruments:
Energy commodities price swaps and options:
Accounted for as a hedge:
· Favorable	—	—	127	127
· Unfavorable	(67)	(67)	(61)	(61)
Accounted for as non-hedge:
· Favorable	104	104	—	—
· Unfavorable	(503)	(503)	(329)	(329)
Foreign currency and interest rate:
Accounted for as a hedge:
· Unfavorable	(47)	(47)	(17)	(17)
Accounted for as non-hedge:
· Favorable	—	—	7	7
· Unfavorable	—	—	(231)	(231)

c) Held-to-maturity securities

     Held-to-maturity securities:

     The change in the carrying amount of held-to-maturity securities has been as follows:

	2002	2001

Balance at beginning of the year	13	26
· Increase for securities to held to maturity	2	—
· Inflation and remeasurement effect	(1)	—
· New acquisitions for the period	—	2
· Redemption and interest collection	—	(15)

Balance at end of year	14	13

     At December 31, 2002 and 2001 the outstanding held-to-maturity securities are scheduled to mature in one to sixteen years.

     d) Summarized financial information of unconsolidated affiliates

     The following table provides summarized financial information on a 100% basis, for the main affiliates accounted for by the equity method, combined per business unit, under Argentine GAAP.

     Each business unit includes the following companies as of December 31, 2002:

     · Oil and Gas Exploration and Production: Petrolera Perez Companc S.A., Inversora Mata S.A. and Coroil S.A.

     · Refining: Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

     · Petrochemical: Petroquímica Cuyo S.A.

     · Hydrocarbons marketing and Transportation: TGS S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

     · Electricity: Edesur S.A., Citelec S.A., Yacylec S.A. and Urugua-í S.A.

     As of December 31, 2001, the “Other Investments” business unit includes the following companies:
     Pecom Agra S.A. and Cerro Vanguardia S.A. ( see Note 6.IV and 6.V)

	2002

	Oil and Gas			Hydrocarbons
	Exploration			marketing and
	and Production	Refining	Petrochemical	Transportation	Electricity

Current Assets	123	875	110	1,176	405
Noncurrent Assets	569	536	120	13,644	5,239
Current Liabilities	74	821	113	4,751	2,217
Noncurrent Liabilities	8	42	9	6,676	762
Shareholders’ Equity	610	548	108	2,601	1,585
Minority interest	—	—	—	792	1,080
Sales	272	2,134	198	1,933	1,401
Gross profit	144	334	58	1,010	358
Net income	171	144	(11)	(1,185)	(450)

	2001

	Oil and Gas			Hydrocarbons
	Exploration			marketing and		Other
	and Production	Refining	Petrochemical	Transportation	Electricity	investments

Current Assets	89	513	109	589	507	283
Noncurrent Assets	430	535	130	5,332	5,330	656
Current Liabilities	61	586	109	1,333	1,412	264
Noncurrent Liabilities	8	12	12	2,190	1,033	284
Shareholders’ Equity	450	450	118	1,500	2,044	391
Minority interest	—	—	—	898	1,348	—
Sales	210	1,399	131	1,347	2,460	949
Gross profit	103	199	24	856	888	165
Net income	50	39	—	307	192	81

	2000

	Oil and Gas			Hydrocarbons
	Exploration			marketing and		Other
	and Production	Refining	Petrochemical	Transportation	Electricity	investments

Current Assets	105	475	118	293	563	289
Noncurrent Assets	925	554	135	5,004	5,275	687
Current Liabilities	57	601	105	810	1,246	275
Noncurrent Liabilities	5	12	27	2,182	1,238	381
Shareholders’ Equity	968	416	121	1,243	2,024	320
Minority interest	—	—		1,062	1,330	—
Sales	234	1,406	146	1,324	2,513	896
Gross profit	133	155	32	877	862	120
Net income	94	33	2	204	177	12

e)  Supplemental cash flow information

     Cash paid for income taxes and interest for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Income taxes	96	55	59
Interest	734	373	288

     Cash and cash equivalents include:

	2002	2001	2000

Cash	88	89	61
Time deposits and Mutual Funds	551	1,970	472
Securities	50	—	28

	689	2,059	561

     Non-cash investing and financing activities for the years ended December 31, 2002, 2001 and 2000, include an increase in accounts payable for the acquisition of property, plant and equipment in the amount of 38, 164 and 41, respectively.

f)  Pension plan:

     Defined contribution plan:

     Contributions expensed under this plan amounted to 1 for both years ended December 31, 2001 and 2000. During 2002 fiscal year, no contributions were made under this plan (see note 11.a).

     Defined benefit pension plan:

     Information for the Company’s major defined benefit plan is as follows:

	2002	2001

Change in benefit obligation
Benefit obligation at beginning	127	117
Service cost	2	3
Interest cost	4	5
Actuarial gain	44	5
Effect of remeasurement in constant money	(69)	—
Benefits paid	(5)	(3)
Curtailment effect	(26)	—

Benefit obligation at end of year	77	127

Change in plan assets
Fair value of plan assets at beginning	129	76
Actual return on plan assets	66	55
Effect of remeasurement in constant money	(68)	—
Benefits paid	(5)	(2)
Settlement payments	(26)	—

Fair value of plan assets at end of year	96	129
Reconciliation of funded (unfunded) status
Funded status, end of year	19	2
Unrecognized net actuarial gain	(40)	(47)
Unrecognized transition obligation	—	1

Net amount recognized	(21)	(44)
Amounts recognized in the statement of financial position consist of:
Accrued benefit liability	(21)	(44)

	(21)	(44)

Components of net periodic benefit cost
Service cost	2	3
Interest cost	4	5
Expected return on plan assets	(4)	(2)
Amortization of unrecognized transition obligation	1	1
Amortization of unrecognized gains	(2)	—

Effect of remeasurement in constant money	(24)	—

Net periodic benefit (gain) cost	(23)	7
Weighted-average assumptions
Discount rate	4%	4%
Expected return on plan assets	4%	4%
Rate of compensation increase	2%	1%

g)  Business segment consolidated information

     The Company determines operating segments based on differences in the nature of their operations, consistent with the measure of profit and the basis used by its management in making strategic decisions. The Company applies the same accounting policies to each of the segments that are used in the preparation of the consolidated financial statements under Argentine GAAP. Intersegment revenues are generally representative of market prices or arms-length negotiated transactions. Likewise, affiliated sales are not segregated because they are generally made at market prices. Management’s measure of segment profit does not include interest, income taxes and other non-operating income and expenses. Other non-cash items in segment income are principally comprised of undistributed earnings of affiliates.

     The following information shows additional disclosures under Argentine GAAP about the Company’s business segments as defined by its management.

	2002

							Corporate,
							other
	Oil and Gas						discontinued
	Exploration			Hydrocarbons			Investments
	and			marketing and		Other	and
	Production	Refining	Petrochemical	Transportation	Electricity	Investments	Eliminations	Total

Unaffiliated revenues	1,998	931	1,237	16	234	105	—	4,521
Intersegment revenues	766	67	—	—	11	—	(844)	—

Total revenues	2,764	998	1,237	16	245	105	(844)	4,521

Depreciation, depletion and amortization	748	18	93	—	45	6	34	944
Equity in earnings of unconsolidated affiliates	—	20	(5)	(76)	(655)	61	—	(655)
Interest expense	(347)	—	(41)	—	(3)		(437)	(828)
Interest revenue	12	1	11	—	8	—	36	68
Dividends received from unconsolidated affiliates	12	4	—	3	1	—	—	20
Additions to property, plant and equipment	333	5	27	—	(6)	(247)	2	114
Identifiable assets	8,543	365	1,242	5	764	36	1,128	12,083
Investments in and advances to unconsolidated affiliates	188	223	39	271	775	—	—	1,496

Total assets	8,731	588	1,281	276	1,539	36	1,128	13,579

	2001

							Corporate,
							other
	Oil and Gas						discontinued
	Exploration			Hydrocarbons			Investments
	and			marketing and		Other	and
	Production	Refining	Petrochemical	Transportation	Electricity	Investments	Eliminations	Total

Unaffiliated revenues	1,473	746	806	83	342	107	—	3,557
Intersegment revenues	471	33	—	—	16	—	(520)	—

Total revenues	1,944	779	806	83	358	107	(520)	3,557

Depreciation, depletion and amortization	513	15	63	—	48	9	24	672
Equity in earnings of unconsolidated affiliates	13	13	—	68	79	32	—	205
Interest expense	(225)	—	(28)	—	(4)	—	(217)	(474)
Interest revenue	20	2	13	—	4	—	24	63
Dividends received from unconsolidated affiliates	7	—	2	55	74	4	—	142
Additions to property, plant and equipment	1792	26	13	—	13	9	40	1,893
Identifiable assets	6,756	430	1,123	15	905	570	1,479	11,278
Investments in and advances to unconsolidated affiliates	159	131	44	692	1002	178	—	2,206

Total assets	6,915	561	1,167	707	1,907	748	1,479	13,484

	2000

							Corporate,
							other
	Oil and Gas						discontinued
	Exploration			Hydrocarbons			Investments
	and			marketing and		Other	and
	Production	Refining	Petrochemical	Transportation	Electricity	Investments	Eliminations	Total

Unaffiliated revenues	1,187	659	816	72	310	118	—	3,162
Intersegment revenues	273	31	—	—	—	—	(304)	—

Total revenues	1,460	690	816	72	310	118	(304)	3,162

Depreciation, depletion and amortization	314	20	48	—	41	9	13	445
Equity in earnings of unconsolidated affiliates	22	9	—	79	68	7	3	188
Interest expense	(9)	—	(79)	—	(22)	—	(266)	(376)
Interest revenue	9	—	17	—	4	—	51	81
Dividends received from unconsolidated affiliates	7	2	2	65	41	31	37	185
Additions to property, plant and equipment	1,065	22	123	—	10	7	30	1,257
Identifiable assets	4,779	443	1,218	15	901	574	1,517	9,447
Investments in and advances to unconsolidated affiliates	367	120	44	858	993	146	—	2,528

Total assets	5,146	563	1,262	873	1,894	720	1,517	11,975

h)  Derivative financial instruments

     The Company holds several derivative financial instruments to reduce the exposure to crude oil price fluctuations and changes in interest rates. The fair value estimates are determined using quoted market prices.

     These instruments include a wide variety of contracts such as collars, extendable swaps and swaptions with embedded options issued in favor of the counterparties.

     The main conditions and terms by type of instrument as of December 31, 2002 are as follows:

Commodity Price Risk

Sale Price Exposure

Accounted for as non-hedge:
Crude oil price swaps
Contract volumes (million bbl)	3.7
Notional amount (million US$)	69
Until year	2003
Swap options (1)
Contract volumes (million bbl)	18.3
Notional amount (million US$)	346
Until year	2005
Accounted for as cash flow hedge:
Crude oil price complex instruments (2)
Contract volumes (million bbl)	5.5
Notional amount (million US$)	131
Until year	2003

          (1) The transactions herein included are sold swaptions.

          (2) The transactions herein included are producer collars

     As of December 31, 2002 and 2001, the Company has a net unrealized gain of 14 after taxes and a net unrealized loss of 22 after taxes, respectively, on derivative instruments entered into to hedge production recorded in accumulated other comprehensive income. Net income (loss) under US GAAP for 2002 and 2001 fiscal years include 99 of net losses and 44 of net gains, respectively, due to recognition of unrealized gains and losses related to hedge ineffectiveness. Approximately, 14 of net gains in the accumulated other comprehensive income balance as of December 31, 2002, are expected to be reclassified into sales during 2003 as hedged transactions occur.

Interest rate risk

Accounted for as cash flow hedge:
Interest Fixed Rate
Variable to Fixed-(million US$)	220
Fixed Rate	7.93

     As of December 31, 2002 and 2001, the Company has a net unrealized loss of 27 after taxes and a net unrealized loss of 17 after taxes, respectively, on a derivative instrument entered into to hedge interest rate recorded in accumulated other comprehensive income. Approximately, 19 of net loss in the accumulated other comprehensive income balance as of December 31, 2002, is expected to be reclassified into financial expenses during 2003 as hedged transaction occurs.

(i)  Completion of Pecom Energía share exchange offer (unaudited)

     On January 25, 2000, the Company completed the exchange offer of new issues of its Class B shares for shares of Pecom Energía common stock, thereby increasing its interest in Pecom Energía to 98.21% from 28.92%.

     The following unaudited proforma condensed information presents the consolidated results of the Company and subsidiaries’ operations for the year ended December 31, 2000, as if the exchange had been completed as of January 1, 2000. Adjustments made in arriving at the proforma information under US GAAP include the corresponding incremental depreciation, depletion, amortization, effective interest rate of liabilities and the related effects on the deferred income tax, as a result of the purchase price allocation and the amortization of goodwill mentioned in Note 18.f)1).

     The following unaudited proforma information is not necessarily indicative of the results of operations that would have actually been achieved had the exchange been completed on January 1, 2000.

(Unaudited)
Consolidated proforma income statement data

	Year ended December 31, 2000

		US GAAP
	Argentine GAAP	adjustments	US GAAP

Net sales	3,374	362	3,736
Operating income	875	33	908
Income from continuing operations	604	(260)	344
Minority interest in subsidiaries	(17)	—	(17)
Net income for the year	604	(260)	344
Basic net income per share
Class A	0.209		0.1200
Class B	0.314		0.1790
Diluted net income per share	0.284		0.1610

21.  Oil and Gas Supplementary Disclosures (unaudited)

The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by Statement of Financial Accounting Standards N° 69 “Disclosures about Oil and Gas Producing Activities” and includes the Company and its subsidiaries, oil and gas production activities as well as the equity shares in its affiliates valued by the equity method. The Company has oil and gas properties in Argentina and the rest of Latin America; the respective detail is disclosed in note 23.g. to the financial statements.

The amounts derived from minority interest in consolidated subsidiaries are not significant, therefore, they have not been included.

Capitalized costs

The following table presents the capitalized costs as of December 31, 2002, 2001 and 2000, for proved and unproved oil and gas properties, and the related accumulated depreciation, depletion and amortization (which includes the accrual for future abandonment costs).

	2002		2001

	Argentine		Argentine
	GAAP	US GAAP	GAAP	US GAAP

	(In millions of constant pesos – note 1.c)
Consolidated companies:
Proved properties:
Equipment, camps and other facilities	2,460	2,337	1,735	2,250
Producing properties and wells	6,960	7,863	5,604	7,989
Unproved properties	943	943	744	1,052

Total capitalized costs	10,363	11,143	8,083	11,291
Accumulated depreciation, depletion and amortization, and allowances which reduce the value of assets	(3,308)	(2,429)	(2,326)	(1,377)

Subtotal of consolidated companies	7,055	8,714	5,757	9,914
Company’s share in capitalized costs by unconsolidated affiliates	204	298	151	351

Total net capitalized costs	7,259	9,012	5,908	10,265

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended December 31, 2002, 2001 and 2000. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	2002			2001

	Argentine and US GAAP			Argentine and US GAAP

		Rest of			Rest of
		Latino			Latino
	Argentina	América	Total	Argentina	América	Total

		(In millions of constant pesos - note 1.c)
Consolidated Companies
Acquisition of properties
Proved	26	—	26	465	70	535
Unproved	—	—	—	172	131	303
Exploration Costs	22	67	89	35	22	57
Development Costs	220	260	480	493	731	1,224

Total Costs incurred by consolidated companies	268	327	595	1,165	954	2,119
Company’s share in costs incurred by unconsolidated companies	7	10	17	7	46	53

Total costs incurred	275	337	612	1,172	1,000	2,172

	2000

	Argentine GAAP			US GAAP

		Rest of			Rest of
		Latino			Latino
	Argentina	América	Total	Argentina	América	Total

		(In millions of constant pesos - note 1.c)
Consolidated Companies
Acquisition of properties
Proved	1,881	1,392	3,273	2,254	2,660	4,914
Unproved	61	380	441	61	380	441
Exploration Costs	9	59	68	9	59	68
Development Costs	349	415	764	349	415	764

Total Costs incurred by consolidated companies	2,300	2,246	4,546	2,673	3,514	6,187
Company’s share in costs incurred by unconsolidated companies	33	325	358	79	502	581

Total costs incurred	2,333	2,571	4,904	2,752	4,016	6,768

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2002, 2001 and 2000. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution from operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the rates applicable at the end of each period on taxable income.

	2002

	Argentine GAAP			US GAAP

		Latin			Latin
	Argentina	América	Total	Argentina	América	Total

Results of operations of consolidated companies:
Net sales:
- to third parties	818	1,175	1,993	999	1,283	2,282
- transfers to other operations	771	—	771	771	—	771

Total net sales	1,589	1,175	2,764	1,770	1,283	3,053
Production costs:
- Operating Costs	(234)	(265)	(499)	(234)	(265)	(499)
- Royalties and other	(236)	(158)	(394)	(236)	(158)	(394)

Total production costs	(470)	(423)	(893)	(470)	(423)	(893)
Exploration costs	(21)	(37)	(58)	(21)	(37)	(58)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(354)	(388)	(742)	(392)	(589)	(981)

Results of operations before income tax	744	327	1,071	887	234	1,121
Income tax	(278)	(32)	(310)	(515)	101	(414)

Results of operations - consolidated companies	466	295	761	372	335	707
Company’s share in results of operations by unconsolidated affiliates	23	8	31	20	—	20

Total	489	303	792	392	335	727

	2001

	Argentine GAAP			US GAAP

		Rest of			Rest of
		Latin			Latin
	Argentina	América	Total	Argentina	América	Total

	(In millions of constant pesos - note 1.c)
Results of operations of consolidated companies:
Net sales:
- to third parties	703	770	1,473	821	790	1,611
- transfers to other operations	471	—	471	471	—	471

Total net sales	1,174	770	1,944	1,292	790	2,082
Production costs:
- Operating Costs	(262)	(153)	(415)	(262)	(153)	(415)
- Royalties and other	(216)	(96)	(312)	(216)	(96)	(312)

Total production costs	(478)	(249)	(727)	(478)	(249)	(727)
Exploration costs	(20)	(21)	(41)	(20)	(22)	(42)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(332)	(177)	(509)	(373)	(299)	(672)

Results of operations before income tax	344	323	667	421	220	641
Income tax	(124)	(57)	(181)	(229)	(103)	(332)

Results of operations - consolidated companies	220	266	486	192	117	309
Company’s share in results of operations by unconsolidated affiliates	9	4	13	4	2	6

Total	229	270	499	196	119	315

	2000

	Argentine GAAP			US GAAP

		Rest of Latin			Rest of Latin
	Argentina	América	Total	Argentina	América	Total

	(in millions of constant pesos - note 1.c)
Results of operations of consolidated companies:
Net sales:
- to third parties	548	659	1,207	838	709	1,547
- transfers to other operations	253	0	253	253	0	253

Total net sales	801	659	1,460	1,091	709	1,800
Production costs:
- Operating Costs	(183)	(116)	(299)	(183)	(116)	(299)
- Royalties and other	(159)	(92)	(251)	(159)	(92)	(251)

Total production costs	(342)	(208)	(550)	(342)	(208)	(550)
Exploration costs	(2)	(11)	(13)	(2)	(11)	(13)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(185)	(129)	(314)	(220)	(244)	(464)

Results of operations before income tax	272	311	583	527	246	773
Income tax	(87)	(13)	(100)	(87)	(13)	(100)

Results of operations - consolidated companies	185	298	483	440	233	673
Company’s share in results of operations by unconsolidated affiliates	11	24	35	7	13	20

Total	196	322	518	447	246	693

Estimated oil and gas reserves

Proved reserves represent estimated quantities of oil (including crude oil, condensate and natural gas liquids) and natural gas, which available geological and engineering data demonstrates with reasonable certainty to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with Rule 4-10 of Regulation S-X, the Company’s reserve estimates as of December 31, 2002, 2001 and 2000, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.

Reserves engineering is a subjective process of estimation of hydrocarbon accumulation, which cannot be accurately measured, and the reserve estimation depends on the quality of available information and the interpretation and judgment of the engineers and geologists. Therefore, the reserves estimations, as well as future production profiles, are often different than the quantities of hydrocarbons which are finally recovered. The accuracy of such estimations depends, in general, on the assumptions on which they are based.

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2002, 2001 and 2000:

	CRUDE OIL, CONDENSATE AND
	NATURAL GAS LIQUIDS IN
	THOUSAND OF BARRELS

	CONSOLIDATED		UNCONSOLIDATED
	COMPANIES		COMPANIES

Proved reserves		REST OF		REST OF
(developed and		LATIN-		LATIN-
undeveloped)	ARGENTINA	AMERICA	ARGENTINA	AMERICA	TOTAL

Purchase of proved reserves in place due to the exchange offer, as of January 25, 2000	291,198	403,577	7,716	27,598	730,089

Increase(Decrease) originated in:
Revisions of previous estimates	(1,692)	(14,598)	—	14,661	(1,629)
Improved recovery	12,599	33,661	1,082	1,003	48,345
Extensions and discoveries	7,032	67,065	—	2,249	76,346
Purchase of proved reserves in place	13,687	1,683	—	305	15,675
Sale of proved reserves in place	(19,316)	—	—	—	(19,316)
Year’s production	(17,187)	(16,594)	(528)	(1,037)	(35,346)

Reserves as of December 31,2000	286,321	474,794	8,270	44,779	814,164

Increase (Decrease) originated in:
Revisions of previous estimates	(31,960)	(17,103)	(2,519)	(956)	(52,538)
Improved recovery	12,596	17,913	1,670	177	32,356
Extensions and discoveries	14,303	17,769	—	830	32,902
Purchase of proved reserves in place	24,115	18,398	—	—	42,513
Sale of proved reserves in place	(50,816)	—	—	(32,632)	(83,448)
Year’s production	(24,122)	(21,645)	(578)	(432)	(46,777)

Reserves as of December 31,2001	230,437	490,126	6,843	11,766	739,172

Increase (Decrease) originated in:
Revisions of previous estimates	(14,493)	(112,545)	(375)	(880)	(128,293)
Improved recovery	4,027	3,510	168	—	7,705
Extensions and discoveries	6,839	9,596	99	461	16,995
Purchase of proved reserves in place	516	—	—	—	516
Sale of proved reserves in place	—	—	—	—	—
Year’s production	(20,225)	(21,029)	(494)	(469)	(42,217)

Reserves as of December 31,2002	207,101	369,658	6,241	10,878	593,878

Proved developed reserves:
As of January 25, 2000	164,626	146,644	5,932	8,414	324,616
As of December 31, 2000	178,844	172,702	6,278	17,245	375,069
As of December 31, 2001	147,560	198,964	4,364	4,844	355,732
As of December 31, 2002	141,891	173,820	4,428	4,056	324,195

[Additional columns below]

[Continued from above table, first column(s) repeated]

	NATURAL GAS IN MILLION
	OF CUBIC FEETS

	CONSOLIDATED		UNCONSOLIDATED
	COMPANIES		COMPANIES

Proved reserves		REST OF		REST OF
(developed and		LATIN-		LATIN-
undeveloped)	ARGENTINA	AMERICA	ARGENTINA	AMERICA	TOTAL

Purchase of proved reserves in place due to the exchange offer, as of January 25, 2000	1,072,940	407,072	23,228	950,616	2,453,856

Increase(Decrease) originated in:
Revisions of previous estimates	(47,184)	25,406	(910)	36,454	13,766
Improved recovery	26,372	26	4,239	—	30,637
Extensions and discoveries	26,152	5,199	—	182,820	214,171
Purchase of proved reserves in place	141,377	—	—	—	141,377
Sale of proved reserves in place	(4,896)	—	—	—	(4,896)
Year’s production	(52,733)	(15,893)	(1,582)	(7,398)	(77,606)

Reserves as of December 31,2000	1,162,028	421,810	24,975	1,162,492	2,771,305

Increase (Decrease) originated in:
Revisions of previous estimates	(402,740)	48,114	(7,054)	—	(361,680)
Improved recovery	20,605	18,605	1,798	—	41,008
Extensions and discoveries	71,307	30,582	—	—	101,889
Purchase of proved reserves in place	376,365	—	—	—	376,365
Sale of proved reserves in place	(18,002)	—	—	(1,162,492)	(1,180,494)
Year’s production	(98,206)	(24,058)	(1,590)	—	(123,854)

Reserves as of December 31,2001	1,111,357	495,053	18,129	—	1,624,539

Increase (Decrease) originated in:
Revisions of previous estimates	(247,448)	(123,594)	(10,702)	—	(381,744)
Improved recovery	64,550	9,687	11,821	—	86,058
Extensions and discoveries	88,265	10,662	—	—	98,927
Purchase of proved reserves in place	—	—	—	—	—
Sale of proved reserves in place	—	—	—	—	—
Year’s production	(90,860)	(22,352)	(1,324)	—	(114,536)

Reserves as of December 31,2002	925,864	369,456	17,924	—	1,313,244

Proved developed reserves:
As of January 25, 2000	436,576	229,359	18,536	368,654	1,080,125
As of December 31, 2000	495,936	241,754	19,793	473,684	1,231,167
As of December 31, 2001	548,526	290,638	13,308	—	852,472
As of December 31, 2002	539,731	209,854	14,373	—	763,958

The estimated reserves were subjected to economic tests to determine economic limits. Such estimated reserves in Argentina, Perú and Bolivia, are stated prior to the payment of any royalties as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, the reserves are stated after such percentage. In Venezuela, the Company receives, for its interest in the “Oritupano-Leona” Block, a fee per barrel delivered to the Government of Venezuela. Additionally, the Company receives a fee for reimbursement of certain capital expenditures. In the Mata, Acema and La Concepción areas, the Company collects a variable fee per barrel delivered that contemplates production costs plus a mark-up. Under these contracts, the Venezuelan government maintains full ownership of all hydrocarbons in fields. The reserve volumes in Venezuela are computed by multiplying the Company’s working interest by the gross proved recoverable volumes for the contract area, In accordance with the agreement governing current petroleum operations in Venezuela. The Company is exempt from production royalty payments.

Had the economic method of calculating proved reserves (future expected cash flows of each field divided by the oil market prices at year end) been used, the reported amounts of crude oil, condensate and natural gas liquids proved reserves for consolidated companies in “Rest of Latin America” would have decreased by approximately 28.4%, 14.6 % and 20.7%, and the reported crude oil, condensate and natural gas liquids proved reserves for unconsolidated companies in “Rest of Latin America” would have decreased by approximately 42%, 30.1 % and 13.6 % as of December 31, 2002, 2001 and 2000, respectively. The information in this paragraph was not audited by Gaffney, Cline & Associates.

Standardized measure of discounted future net cash flows

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by Statement of Financial Accounting Standards N° 69, such future net cash flows were estimated using each year-end prices and costs held constant for the life of the reserves (except in such circumstances in which the sale of hydrocarbons is governed by contracts fixing the sale price or its escalation) and using a 10% annual discount factor. Future development costs include estimated drilling costs, exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices, costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed below. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows derived from the reserves of hydrocarbons.

	2002			2001			2000

		Rest of			Rest of			Rest of
		Latin-			Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total	Argentina	America	Total

			(in millions of constant pesos – note 1.c.)
Consolidated companies:
Future cash flows	19,726	24,965	44,691	18,578	25,760	44,338	17,191	17,047	34,238
Future production costs	(3,765)	(6,943)	(10,708)	(5,084)	(8,879)	(13,963)	(5,257)	(5,536)	(10,793)
Future development and abandonment costs	(1,379)	(3,001)	(4,380)	(1,824)	(4,153)	(5,977)	(1,427)	(2,540)	(3,967)
Future income tax	(4,759)	(3,840)	(8,599)	(3,406)	(2,828)	(6,234)	(3,114)	(2,407)	(5,521)

Future net cash flows	9,823	11,181	21,004	8,264	9,900	18,164	7,393	6,564	13,957
10% annual discount	(4,049)	(5,229)	(9,278)	(3,334)	(4,921)	(8,255)	(3,812)	(3,343)	(7,155)

Subtotal of consolidated companies	5,774	5,952	11,726	4,930	4,979	9,909	3,581	3,221	6,802
Company’s share in standardized measure by unconsolidated affiliates	155	142	297	116	135	251	89	858	947

Total	5,929	6,094	12,023	5,046	5,114	10,160	3,670	4,079	7,749

     As described in Note 2.m), the Company uses various derivative financial instruments to mitigate the impact of changes in crude oil prices. Had such instruments been considered, the effects on (a) Future cash flows and (b) Total would have been as follows:

	2002			2001			2000

		Rest of			Rest of			Rest of
		Latin-			Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total	Argentina	America	Total

Effect on - increase (decrease):
(a) Future cash flows	(38)	—	(38)	(9)	20	11	(707)	(124)	(831)
(b) Total	(22)	—	(22)	(7)	11	4	(408)	(72)	(480)

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2002, 2001 and 2000:

	CONSOLIDATED AND UNCONSOLIDATED COMPANIES

	2002			2001			2000

		Rest of			Rest of			Rest of
		Latin			Latin			Latin
	Argentina	America	Total	Argentina	America	Total	Argentina	America	Total

	( in millions of constant pesos - note 1.c)
Standardized measure at beginning of year	5,046	5,114	10,160	3,670	4,079	7,749	3,236	3,354	6,590

Changes related to oil & gas activities:
Sales net of production costs	(1,386)	(893)	(2,279)	(982)	(570)	(1,552)	(925)	(576)	(1,501)
Net change in sales prices, net of future production costs	2,655	3,221	5,876	1,802	2,411	4,213	504	131	635
Changes in future development costs	191	787	978	(705)	(1,831)	(2,536)	(233)	(611)	(844)
Extensions, discoveries an improved recovery, net of future production an associated costs	898	254	1,152	796	731	1,527	434	1,562	1,996
Development costs incurred	227	270	497	500	777	1,277	356	456	812
Revisions of quantity estimates	(1,064)	(2,754)	(3,818)	(1,772)	(181)	(1,953)	(87)	(63)	(150)
Purchase of reserves in place	15	—	15	1,028	144	1,172	332	33	365
Sale of reserves in place	—	—	—	(463)	(799)	(1,262)	(266)	—	(266)
Net change in income taxes	(786)	(668)	(1,454)	(476)	(155)	(631)	(166)	(489)	(655)
Accretion of discount	725	664	1,389	458	469	927	445	452	897
Changes in production rates	(574)	350	(224)	1,117	(255)	862	120	(48)	72
Other changes	(18)	(251)	(269)	73	294	367	(80)	(122)	(202)

Standardized measure at end of year	5,929	6,094	12,023	5,046	5,114	10,160	3,670	4,079	7,749

22. Subsequent events

a)  Resolution of the Annual and Special Shareholders’ Meeting held on April 4, 2003:

     I) The Company’s Annual and Special Shareholders’ Meeting held on April 4, 2003, conditionally approved, among other resolutions, the change in the Company’s name from Perez Companc S.A. to Petrobras Energía Participaciones S.A. The approval by the Argentine Antitrust Board to the purchase of a majority shareholding of Perez Companc S.A. by Petrobras Participaçoes SL (see C) was a condition precedent to such change. After the occurrence of such condition this change was automatically effective and the Company is carrying out any and all steps required to modify the Company’s Bylaws.

     In addition, Pecom’s Annual and Special Shareholders’ Meeting held on April 4, 2003, conditionally approved, among other resolutions, the change in the Company’s name from Pecom Energía S.A. to Petrobras Energía S.A. After the occurrence of such condition this change was automatically effective and Pecom is carrying out any and all steps required to modify the Company’s Bylaws.

     II) Absortion of deficit of unappropriated retained earnings as of December 31, 2002, 37 allocated to legal reserve and 499 to the additional paid-in capital account.

b)  CIESA Arbitration

     CIESA’s Shareholders Agreements have a provision that states that if the ultimate parent company of a shareholder changes, such shareholder must offer to sell its shares to the other shareholders. Enron argues that since Petrobras is now the controlling entity, we must offer our shares to them. We answered that in fact, Enron Corp. is no longer the controlling entity but that Enron’s lenders are the true controlling entities, and accordingly Enron had a change of control before Pecom, and they should offer us their shares. We have exchanged several letters with these arguments, and on March we received a letter form Enron’s counsel stating that they had been requested to initiate arbitration proceedings. No further developments have occurred since the date of the letter.

c)  Approval of the purchase of Perez Companc S.A.´s capital stock by Petrobras Participaçoes S.L.

     On May 13, 2003 the Argentine Antitrust Committee (Comisión Nacional de Defensa de la Competencia), an agency reporting to the Argentine Secretariat of Competition, Deregulation and Consumer Defense (Secretaría de la Competencia, la Desregulación y la Defensa del Consumidor), approved the purchase of 58.62% of Perez Companc S.A.´s capital stock by Petrobras Participaçoes S.L., a wholly owned subsidiary of Petróleo Brasileiro S.A. -Petrobras.

     Upon approval of the transaction, Pecom Energía S.A. commits itself to divest of its aggregate equity interest in Transener S.A. under Law No. 24,065 that provides for the Electricity Regulatory framework. Such transaction will be subject to supervision by the Argentine Regulatory Entity for Electricity [Ente Nacional Regulador de la Electricidad (ENRE)] and approved by the Argentine Secretariat of Energy. There is no time limits to achieve this sale.

d)  Notice of Special Shareholders’ Meeting

     The Company has issued a notice of a General Special Shareholders’ Meeting to be held on July 8, 2003. The purpose of the meeting is to consider the following items: (i). Non-adherence to the Optional Statutory System for Binding Public Offering. (ii). Addition to the Corporate Bylaws of a new section Nineteen. To such effect, a proposal shall be submitted to the Board for addition to the Corporate Bylaws of a new section Nineteen that will read as follows: “Company not Subject to the Optional Statutory System for Binding Public Offering ”.

e)  “Ship or pay” commitment with OCP

     Regarding the future exploitation of Blocks 18 and 31, and due to new delays in the development of Block 31, the Company through Perez Companc Ecuador recorded an additional loss of 50 as of March 31, 2003.

     In addition, AGIP, one of the Shareholders of OCP, may exercise the right to terminate the Initial Shipper Transportation Agreement (ISTA) on the 30th of June, 2003. On May 26, 2003, the Shippers received notice from AGIP of its intention to exercise its right to terminate the Agip ISTA Agreement. In case AGIP terminates their Agreement, 40,000 barrels of oil per day of their Ship or Pay Commitment will have to be covered either by dividing the pro rata share between the other Shippers or by increasing the Ship or Pay Tariff in order to cover OCP Debts and Debt Services. Agip’s termination would mean a possible increase of our Ship or Pay Commitment from 80,000 barrels of oil per day to approximately 89,000 barrels of oil per day or an increase of the Ship or Pay Tariff of around 15 to 20%.

f)  Sale of the interest in Catriel Oeste

     In April 2003, the Board of Directors of Pecom approved, the sale of the 85% interest over the rights and obligations on the concession of the Catriel Oeste area, effective July 1, 2003, to Central International Corporation, Argentine Branch. The price is US$ 7 million payable in cash on July 1, 2003, the date scheduled for the transaction’s closing.

     On the basis of the Company’s intention to divest itself of such interest and of the sales price established in the transaction, as of March 31, 2003, the Company reduced the book value of such assets to the estimated realizable value, which triggered the recognition of a loss of 27.

23. Other consolidated information

     The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Equity in affiliates.

c) Costs of sales.

d) Foreign currency assets and liabilities.

e) Consolidated detail of expenses incurred and depreciation.

f) Information about ownership in subsidiaries and affiliates.

g) Oil and gas areas and participation in joint ventures.

h) Combined joint ventures and consortia assets, liabilities and results.

a) Property, plant and equipment as of December 31, 2002, 2001 and 2000

     (Stated in millions of Argentine Pesos - See Note 1.c)

	2002

	Oil and Gas					Corporate,
	Exploration					Other Discontinued
	and				Other	Investments and
	Production	Refining	Petrochemical	Electricity	Investments	Eliminations	Total

Net book value at beginning of the year	5,757	190	628	733	253	185	7,746
Effect of traslation	1,713	—	200	—	—	—	1,913
Net increase (decrease)	333	5	27	(6)	(247)	2	114
Depreciation	748	18	93	45	6	34	944

Net book value at end of the year	7,055	177	762	682	—	153	8,829

	2001

	Oil and Gas					Corporate,
	Exploration					Other Discontinued
	and				Other	Investments and
	Production	Refining	Petrochemical	Electricity	Investments	Eliminations	Total

Net book value at beginning of the year	4,478	179	679	768	253	168	6,525
Net increase (decrease)	1,792	26	13	13	9	40	1,893
Depreciation	513	15	63	48	9	24	672

Net book value at end of the year	5,757	190	629	733	253	184	7,746

	2000

	Oil and Gas					Corporate,
	Exploration					Other Discontinued
	and				Other	Investments and
	Production	Refining	Petrochemical	Electricity	Investments	Eliminations	Total

Increase by share exchange offer	3,727	177	604	799	255	151	5,713
Net increase (decrease)	1,065	22	123	10	7	30	1,257
Depreciation	314	20	48	41	9	13	445

Net book value at end of the year	4,478	179	679	768	253	168	6,525

b) Equity in affiliates

     (Stated in millions of Argentine Pesos — See Note 1.c)

	2002

	Description of securities

	Face			Book
Company	value	Amount	Cost	value

Shares
Cerro Vanguardia S.A. (2)	—	—	—	—
Cía. de Inversiones de Energía S.A. (1)	$1	129,429,046	596	—
Citelec S.A. (1) (3)	$1	73,154,437	296	70
Coroil S.A.	Bs 1.000	490	47	37
Distrilec Inversora S.A.	$1	241,341,830	683	662
Empresa Boliviana de Refinación S.A.	$Bs 1000	178,752	102	135
Enron de Inversiones de Energía S.C.A	—	—	—	—
Hidroneuquen S.A. (3)	$10	25,744,097	26	16
Inversora Mata S.A.	Bs 1.000	490	71	111
Oleoducto de Crudos Pesados Ltd.	US$0.01	31,500	33	97
Oleoductos del Valle S.A.	$10	2,542,716	61	87
Pecom Agra S.A. (3)	—	—	—	—
Petrolera Perez Companc S.A.	$1	96,050	2	40
Petroquímica Cuyo S.A.	$0.083	240,000,000	43	39
Refinería del Norte S.A.	$10	2,610,809	63	88
Transportadora de Gas del Sur S.A. (1)	$1	58,408,751	168	87
Yacylec S.A.	$0,1	100,000,000	25	27

Total			2,216	1,496

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002					2001

	Information of the issuer

		Last available financial statements

	Main		Capital	Net income
Company	business	Date	stock	for the year	Equity	Book value

Shares
Cerro Vanguardia S.A. (2)	Mining	—	—	—	—	118
Cía. de Inversiones de Energía S.A. (1)	Investor in T.G.S. S.A	12/31/02	259	(608)	247	406
Citelec S.A. (1) (3)	Investor in Transener S.A	12/31/02	249	(353)	291	253
Coroil S.A.	Investor in Acema consortium	09/30/02	—	(4)	203	50
Distrilec Inversora S.A.	Investor in Edesur S.A	12/31/02	498	(104)	1,169	720
Empresa Boliviana de Refinación S.A.	Refining	—	—	—	—	52
Enron de Inversiones de Energía S.C.A	Investor in T.G.S. S.A	—	—	—	—	57
Hidroneuquen S.A. (3)	Electric transmission	—	—	—	—	—
Inversora Mata S.A.	Investor in Mata consortium	12/31/02	—	(15)	225	70
Oleoducto de Crudos Pesados Ltd.	Oil storage and shipment	—	—	—	—	33
Oleoductos del Valle S.A.	Oil storage and shipment	12/31/02	110	45	375	79
Pecom Agra S.A. (3)	Agrobusiness	—	—	—	—	61
Petrolera Perez Companc S.A.	Oil & Gas	12/31/02	1	62	204	39
Petroquímica Cuyo S.A.	Petrochemical	12/31/02	50	(11)	129	44
Refinería del Norte S.A.	Refining	06/30/02	92	(28)	222	79
Transportadora de Gas del Sur S.A. (1)	Oil transportation	12/31/02	794	(633)	1,773	118
Yacylec S.A.	Electric transmission	12/31/02	45	9	123	28

Total						2,207

(1)	See Note 6. VI)

(2)	See Note 6. V)

(3)	See Note 6. IV)

c) Costs of sales for the years ended December 31, 2002, 2001 and 2000

     (Stated in millions of Argentine Pesos — See Note 1.c)

	2002

	Oil and Gas				Hydrocarbons		Corporate,
	Exploration				Marketing		Other Discontinued
	and				and	Other	Investments and
	Production	Refining	Petrochemical	Electricity	Transportation	Investments	Eliminations	Total

Inventories at beginning	88	74	129	28	2	251	(20)	552
Effect of traslation	4	—	3	—	—	—	—	7
Costs (Section e)	1,511	37	148	126	3	53	1	1,879
Holding gain (loss)	16	(43)	(4)	13	—	11	10	3
Purchases, consumption and other	81	961	769	50	6	(68)	(865)	934
Assets for sale	—	—	—	(23)	—	(176)	—	(199)
Inventories at end	(128)	(96)	(168)	—	—	—	38	(354)

Costs of sales	1,572	933	877	194	11	71	(836)	2,822

	2001

	Oil and Gas				Hydrocarbons		Corporate,
	Exploration				Marketing		Other Discontinued
	and				and	Other	Investments and
	Production	Refining	Petrochemical	Electricity	Transportation	Investments	Eliminations	Total

Inventories at beginning	74	94	131	37	—	253	(15)	574
Costs (Section e)	1,117	46	138	122	41	61	—	1,525
Purchases, consumption and other	62	637	515	116	22	31	(516)	867
Inventories at end	(88)	(74)	(129)	(28)	(2)	(251)	20	(552)

Costs of sales	1,165	703	655	247	61	94	(511)	2,414

	2000

	Oil and Gas				Hydrocarbons		Corporate,
	Exploration				Marketing		Other Discontinued
	and				and	Other	Investments and
	Production	Refining	Petrochemical	Electricity	Transportation	Investments	Eliminations	Total

Increase by share exchange offer	59	68	120	24	4	220	(4)	491
Costs (Section e)	777	48	120	105	22	58	—	1,130
Purchases, consumption and other	65	598	519	120	31	67	(302)	1,098
Inventories at end	(74)	(94)	(131)	(37)	—	(253)	15	(574)

Costs of sales	827	620	628	212	57	92	(291)	2,145

d) Foreign currency assets and liabilities as of December 31, 2002 and 2001

     (Stated in millions of Argentine Pesos — See Note 1.c)

				Book amount
	Foreign currency		Exchange	in local
	and amount rate		rate (1)	currency

CURRENT ASSETS
Cash	U$S	9	3.3800	30
	BS	3,333	0.0024	8

				38

Investments	U$S	178	3.3800	601
	Rs	5	0.9568	5

				606

Trade receivables	U$S	150	3.3800	508
	BS	1,667	0.0024	4
	Rs	85	0.9568	81

				593

Other receivables	U$S	148	3.3800	500
	BS	31,667	0.0024	76
	$BL	29	0.4506	13
	Rs	8	0.9568	8

				597

		TOTAL 2002		1,834

		TOTAL 2001		2,213

NONCURRENT ASSETS
Trade receivables	U$S	5	3.3800	18

				18

Other receivables	U$S	9	3.3800	31
	BS	4,583	0.0024	11

				42

Investments	U$S	65	3.3800	220

		TOTAL 2002		280

		TOTAL 2001		351
		TOTAL ASSETS 2002		2,114

		TOTAL ASSETS 2001		2,564

CURRENT LIABILITIES
Accounts payable	U$S	78	3.3800	264
	Rs	62	0.9568	59
	BS	19,167	0.0024	46

				369

Short-term debt	U$S	330	3.3800	1,115
	BS	12,500	0.0024	30

				1,145

Payroll and social security taxes	$BL	4	0.4506	2
	U$S	1	3.3800	2
	Sol	2	0.9616	2
	Rs	5	0.9568	5
				11

Taxes payable	U$S	5	3.3800	18
	$BL	2	0.4506	1
	Rs	1	0.9568	1
	BS	24,167	0.0024	58

				78

Other liabilities	Rs	2	0.9568	2
	U$S	83	3.3800	279

				281

		TOTAL 2002		1,884

		TOTAL 2001		3,653

NONCURRENT LIABILITIES
Long-term debt	U$S	1,788	3.3800	6,045
Other liabilities	U$S	66	3.3800	224

		TOTAL 2002		6,269

		TOTAL 2001		3,225

		TOTAL LIABILITIES 2002		8,153

		TOTAL LIABILITIES 2001		6,878

US$	Millions of United States Dollars

BS	Millions of Bolívares

Rs	Millions of Reales

$BL	Millions of Pesos Bolivianos

Sol	Millions of Nuevos Soles Peruanos

(1)	See Note 2.a)

(e) Consolidated detail of expenses incurred and depreciation for the years ended December 31, 2002, 2001 and 2000

     (Stated in millions of Argentine Pesos — See Note 1.c)

	2000	2001	2002

							Costs
					Administrative		Capitalized in
					expenses and	Exploration	Property, plant
Account	Total	Total	Total	Costs	selling	expenses	& equipment

Salaries and wages	2442	91	215	73	135	7	—
Social security taxes	44	49	32	14	17	1	—
Other benefits to personnel	48	68	69	19	49	1	—
Taxes, charges and contributions	7	7	11	6	4	1	—
Fees and professional advisory	37	57	48	3	44	1	—
Depreciation of property, plant and equipment	445	672	944	881	63	—	—
Amortization of other assets	7	7	6	1	5	—	—
Oil and gas royalties	233	262	345	345	—	—	—
Spares and repairs	74	83	102	100	2	—	—
Geological and geophysical expenses	—	31	28	—	—	28	—
Abandoned exploratory wells and impairment of unproved oil and gas properties	—	—	17	—	—	17	—
Transportation and freights	92	142	152	29	123	—	—
Construction contracts and other services	122	231	297	281	16	—	—
Fuel, gas, energy and other	31	44	37	36	1	—	—
Other operating costs and consumption	183	218	214	91	120	3	—
Allowances for doubtful accounts	15	13	17	—	17	—	—
Interests	4	—	—	—	—	—	—
Recovery of expenses	(57)	(107)	(59)	—	(58)	(1)	—

Total 2002			2,475	1,879	538	58	—

Total 2001		2,068		1,525	502	41	—

Total 2000		1,529		1,130	382	13	4

f) Information about ownership in subsidiaries and affiliates as of December 31, 2002

	% OF OWNERSHIP AND VOTES

Subsidiaries	DIRECT	INDIRECT	BUSINESS SEGMENT

Corod Produccion S. A. (Venezuela)	-	88.38	Oil and Gas Exploration and Production
Ecuadortlc S. A. (Ecuador)	-	98.21	Oil and Gas Exploration and Production
Enecor S.A.	-	68.74	Electricity
Innova S.A. (Brasil)	-	98.21	Oil and Gas Exploration and Production
PCI Power Edesur Holding Ltd. (Islas Bermudas)	-	98.21	Electricity
Pecom Beteiligungs AG (Austria)	-	98.21	Corporate
Pecom de Valores Internacional de Esparia S.A. (Espana)	-	98.21	Corporate
Pecom Forestal S.A. (1)	-	98.21	Forestry
Pecom Energia S.A.	98.21	-	Corporate
Pecom Energia Internacional S. A	-	98.21	Corporate
Pecom Energia Operaciones S.A. (Ecuador)	-	98.21	Corporate
Pecom Finance (Gran Cayman)	-	98.21	Corporate
Pecom Finance Services GMBH (Austria)	-	98.21	Oil and Gas Exploration and Production
Pecom Hispano Argentina S. A. (Espana)	-	98.21	Corporate
Perez Companc International S. A. (Bolivia)	-	98.21	Corporate
Perez Companc Ecuador (Gran Cayman)	-	98.21	Corporate
Perez Compance del Peru S. A. (Peru)	-	98.21	Oil and Gas Exploration and Production
Perez Compance de Venezuela S. A. (Venezuela)	-	98.21	Oil and Gas Exploration and Production
Petrolera San Carlos S. A. (Venezuela) (2)	-	98.21	Oil and Gas Exploration and Production
Petroleum Commercial Supply, Inc. (EEUU)	-	98.21	Oil and Gas Exploration and Production
World Energy Business S. A	-	98.21	Oil and Gas Exploration and Production
World Fund Global Investment (Gran Cayman)	-	98.21	Other Investments
World Fund Investment S. A. (Bolivia)	-	98.21	Hydrocarbons Marketing and Transportation
World Fund Financial Services (Gran Cayman)	-	98.21	Corporate
Main affiliates
Cia. De Inversiones de Energia S. A	-	49.10	Hydrocarbons Marketing and Transportation
Citelec S. A. (3)	-	49.10	Electricity
Coroil S. A. (Venezuela)	-	19.64	Oil and Gas Exploration and Production
Distrilec Inversora S. A	-	47.63	Electricity
Edesur S. A	-	26.84	Electricity
Empresa Boliviana de Refinacion S. A. (Bolivia)	-	48.10	Refining
Hidroneuquen S. A. (3)	-	9.02	Electricity
Inversora Mata S. A. (Venezuela)	-	48.12	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd . (Cayman Islands)	-	14.73	Hydrocarbons Marketing and Transportation
Oleoducto de Crudos Peasdos S. A. (Ecuador)	-	14.73	Hydrocarbons Marketing and Transportation
Oleoductos del Valle S. A	-	22.69	Hydrocarbons Marketing and Transportation
Propyme S.G. R	-	49.08	Corporate
Petrolera Perez Companc S. A	-	18.87	Oil and Gas Exploration and Production
Petroquimica Cuyo S.A.	-	39.28	Petrochemical
Refineria del Norte S. A	-	27.99	Refining
Rransba S.A.	-	28.72	Electricity
Transba S. A	-	31.91	Electricity
Transportadora de Gas del Sur S. A	-	34.37	Hydrocarbons Marketing and Transportation
Urugua-I S.A.	-	28.80	Electricity
Yacylac S.A.	-	21.82	Electricity

(1)	See Note 6 V.a)

(2)	See Note 3)

(3)	See Note 7)

g) Oil and gas areas and participation in joint ventures as of December 31, 2002

		WORKING		DURATION
NAME	LOCATION	INTEREST	OPERATOR	THROUGH

Production
Argentina
25 de Mayo — Medanito S.E	La Pampa and Río Negro	100.00%	Pecom Energía	2016
Catriel Oeste	Río Negro	85.00%	Pecom Energía	2016
Jagüel de los Machos	Río Negro and La Pampa	100.00%	Pecom Energía	2015
Faro Vírgenes — U.T.E	Santa Cruz	50.00%	Pecom Energía	2016
Puesto Hernández — U.T.E. (4)	Mendoza and Neuquén	38.45%	Pecom Energía	2016
Bajada del Palo — La Amarga Chica — U.T.E	Neuquén	80.00%	Pecom Energía	2015
Santa Cruz II — U.T.E	Santa Cruz	100.00%	Pecom Energía	2017
Río Neuquén	Neuquén and Río Negro	100.00%	Pecom Energía	2017
Entre Lomas	Neuquén and Río Negro	17.90%	P.P.C	2016
Aguada de la Arena	Neuquén	80.00%	Pecom Energía	2022
Veta Escondida y Rincón de Aranda — U.T.E	Neuquén	55.00%	Pecom Energía	2017
Santa Cruz I — U.T.E. (1)	Santa Cruz	71.00%	Pecom Energía	2016
Foreign
Colpa — Caranda	Bolivia	100.00%	Pecom Energía	2029
Oritupano — Leona	Venezuela	54.00%	PC Venezuela	2014
Acema	Venezuela	86.23%	Petrolera Coroil	2017
La Concepción	Venezuela	90.00%	PC Venezuela	2017
Mata	Venezuela	86.23%	Petrolera Mata	2018
Lote X	Perú	100.00%	PC Perú	2024
Bloque 18 (1)	Ecuador	70.00%	Ecuadortlc	2022
Exploration
Argentina
Río Turbio (2)	Santa Cruz	96.68%	Pecom Energía	1999
Santa Cruz I — Oeste	Santa Cruz	100.00%	Pecom Energía	2006
Santa Cruz II — Oeste	Santa Cruz	100.00%	Pecom Energía	2006
Cuenca Marina 2A Norte-U.T.E	Santa Cruz	50.00%	Pecom Energía	2005
Foreign
San Carlos (5)	Venezuela	50.00%	Pet. San Carlos	2005
Tinaco (1) (5)	Venezuela	50.00%	PC Venezuela	2005
Bloque 31	Ecuador	100.00%	Pecom Energía	2003
Tuichi	Bolivia	25.00%	Repsol YPF	2003
Lote 34	Perú	40.00%	Repsol YPF	2003
Lote 35	Perú	35.15%	Repsol YPF	2003
Lote XVI	Perú	100.00%	PC Perú	2003
Lote 99	Perú	100.00%	PC Perú	2003

(1)	See Note 3.

(2)	Pecom Energía has requested that the lot be declared operational with commercial operation held in suspense.

(3)	Indirect interest through Pecom Energía and its subsidiaries.

(4)	See Note 6.IV)

(5)	See Note 3)

h) Combined joint ventures and consortia assets and liabilities as of December 31, 2002 and 2001 and results for the years as of December 2002, 2001 and 2000 then ended

     (Stated in millions of Argentine Pesos — See Note 1.c)

	2002	2001

Assets and liabilities
Current assets	700	498
Noncurrent assets	2,888	2,503

Total assets	3,588	3,001

Current liabilities	204	404
Noncurrent liabilities	—	15

Total liabilities	204	419

Statements of income

	2002	2001	2000

Net sales	1,215	875	746
Costs of sales	(656)	(423)	(329)

Gross profit	559	452	417
Administrative and selling expenses	(66)	(52)	(46)
Exploration expenses	(25)	(11)	—
Other operating (expenses) income, net	(13)	4	2
Financial income (expense) and holding gains (losses)	1,186	2	(4)
Income tax provision	(14)	(15)	(15)

Net income	1,627	380	354

Net cash provided by operating activities	48	576	323
Net cash used in investing activities	(375)	(844)	(559)
Net cash provided by financing activities	351	271	236

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
DISTRILEC INVERSORA S.A.

We have audited the accompanying consolidated balance sheet of DISTRILEC INVERSORA S.A. (an Argentine corporation) and its subsidiary as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

The financial statements of DISTRILEC INVERSORA S.A. as of December 31, 2001 and 2000, and for the years then ended, have been audited by other auditors who have ceased operations, and whose report dated February 26, 2002, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of DISTRILEC INVERSORA S.A. and its subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders’ equity as of December 31,2002, and the consolidated results of operations for the year then ended, to the extent summarized in note 15 to the consolidated financial statements.

Buenos Aires, Argentina February 7, 2003	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. (Member Firm of Ernst & Young Global)

/s/ ENRIQUE C. GROTZ Partner

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

The following is a copy of the audit report previously issued by Pistelli, Díaz y Asociados, member firm of Andersen, in connection with Perez Companc S.A.’s filing on Form 20- F for the fiscal year ended December 31, 2001. This audit report has not been reissued by Pistrelli, Díaz y Asociados in connection with this filing on Form 20- F.

INDEPENDENT PUBLIC ACCOUNTANTS’ REPORT

To the Board of Directors of
DISTRILEC INVERSORA S.A.:

We have audited the accompanying consolidated balance sheets of DISTRILEC INVERSORA S.A. (an Argentine corporation) and its subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, all expressed in Argentine pesos. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 14 b) to the accompanying financial statements, in the last few months, a deep change has been implemented in the economic model of Argentina, including the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of assets and liabilities that are denominated in foreign currency, the effects of which will be recognized in the financial statements for next year in accordance with Argentine generally accepted accounting principles; (b) de-dollarization of utility rates previously agreed in US dollars and their subsequent renegociation on a case-by-case basis, (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial debt principal service and dividend distributions without prior authorization from the Central Bank; and (e) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DISTRILEC INVERSORA S.A. and its subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

Accounting practices used by the Company in preparing the accompanying financial statements conform with accounting principles generally accepted in Argentina but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation, as permitted by Item 17 of Form 20-F of the Securities and Exchange Commission of the United States, of consolidated net income and shareholders ´ equity to accounting principles generally accepted in the United States are set forth in Note 15.

Buenos Aires, Argentina	PISTRELLI, DIAZ Y ASOCIADOS
February 26, 2002

/s/ ENRIQUE C. GROTZ
Partner

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Stated in thousands of Argentine pesos as of December 31, 2002)

	2002	2001	2000

Revenues from services rendered (Note 4.g)	1,060,494	1,936,447	1,962,677
Operating expenses (Exhibit H)	(832,904)	(1,328,176)	(1,380,739)

Gross income	227,590	608,271	581,938
Administrative expenses (Exhibit H)	(80,768)	(112,140)	(113,657)
Selling expenses (Exhibit H)	(91,245)	(138,061)	(149,177)

Operating income	55,577	358,070	319,104
Other (expenses) net (Note 4.h)	(14,718)	(16,422)	(14,417)
Financial income (expense):
Generated on assets (Note 4.i)	(171,794)	44,035	38,217
Generated on liabilities (Note 4.i)	(51,899)	(39,976)	(35,555)

(Loss) Income before income tax and minority interest	(182,834)	345,707	307,349
Income tax ( Note 3.III.j)	—	(134,201)	(105,330)
Minority interest	78,301	(93,822)	(93,730)

Net (loss) income	(104,533)	117,684	108,289

The accompanying notes 1 to 15 and the exhibits A,B,C,D,E,G,H and I are an integral part of these financial statements.

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Stated in thousands of Argentine pesos as of December 31, 2002)

	2002	2001

ASSETS
Current assets
Cash	7,728	5,466
Investments (Exhibit D)	62,140	19,251
Receivables from services rendered (Note 4.b)	143,740	310,142
Other receivables (Note 4.c)	21,047	22,986

Total current assets	234,655	357,845

Noncurrent assets
Investments (Note 4.a)	3,846	22,050
Receivables from services rendered (Note 4.b)	7,137	3,079
Other receivables (Note 4.c)	29,316	44,855
Materials and spare parts	78,013	53,520
Property, plant and equipment (Exhibit A)	2,700,850	2,815,510
Intangible assets (Exhibit B)	43,087	46,557

Total noncurrent assets	2,862,249	2,985,571

Total ASSETS	3,096,904	3,343,416

LIABILITIES
Current liabilities
Accounts payable (Note 4.d)	205,848	234,757
Loans (Note 6.II.a)	640,692	386,387
Payroll, social security and taxes payable (Note 4.e)	55,769	141,651
Other liabilities (Note 4.f)	74,451	79,424

Total current liabilities	976,760	842,219

Noncurrent liabilities
Accounts payable (Note 4.d)	1,337	—
Loans (Note 6.II.b)	43,108	211,511
Payroll, social security and taxes payable (Note 4.e)	10,620	30,377
Other liabilities (Note 4.f)	23,546	34,944

Total noncurrent liabilities	78,611	276,832

Total LIABILITIES	1,055,371	1,119,051
Minority interest	872,167	950,467
SHAREHOLDERS’ EQUITY	1,169,366	1,273,898

Total LIABILITIES and SHAREHOLDERS’ EQUITY	3,096,904	3,343,416

The accompanying notes 1 to 15 and the exhibits A,B,C,D,E,G,H and I are an integral part of these financial statements

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Stated in thousands of Argentine pesos as of December 31, 2002)

	2002					2001	2000

	Shareholders' contribution		Reserved earnings

		Adjustment
Account	Capital	to	Legal	Unappropriated	Total	Total	Total
	stock	capital	reserve	earnings

Balance at beginning	497,612	605,437	28,184	142,666	1,273,899	1,263,464	1,200,308
Distribution of dividends approved by the Ordinary Shareholders’ Meeting on May 17, 2000	—	—	—	—	—	—	(24,226)
Distribution of anticipated cash dividends voted by the Board of Directors on October 31, 2000	—	—	—	—	—	—	(20,907)
Distribution of dividends approved by the Ordinary Shareholders’ Meeting on February 28, 2001	—	—	—	—	—	(31,531)	—
Distribution of anticipated cash dividends voted by the Board of Directors on April 24, 2001	—	—	—	—	—	(28,040)	—
Distribution of anticipated cash dividends voted by the Board of Directors on July 20, 2001	—	—	—	—	—	(23,349)	—
Distribution of anticipated cash dividends voted by the Board of Directors on October 30, 2001	—	—	—	—	—	(24,330)	—
Appropriation of income approved by the Ordinary Shareholders’ Meeting on April 3, 2002 - to Legal Reserve	—	—	3,655	(3,655)	—	—	—
Net (loss) income	—	—	—	(104,533)	(104,533)	117,684	108,289

Balance at end	497,612	605,437	31,839	34,478	1,169,366	1,273,898	1,263,465

The accompanying notes 1 to 15 and the exhibits A,B,C,D,E,G,H and I are an integral part of these financial statements.

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Stated in thousands of Argentine pesos as of December 31, 2002)

	2002	2001	2000

Funds provided by operations:
Net (loss) income	(104,533)	117,684	108,289
Adjustments to reconcile net (loss) income to funds provided by (used for) operations:
Increase in reserves	88,802	105,188	72,705
Special termination benefits	339	8,486	24,505
Depreciation of property, plant and equipment (Exhibit A)	204,302	227,942	222,321
Amortization of intangible assets (Exhibit B)	3,472	3,472	2,025
Loss from property, plant and equipment retirements	16,083	22,521	22,351
Income tax	—	51,225	53,848
Minority interest	(78,301)	93,822	93,730
Holding losses on securities	2,441	—	—
Income (loss) on investment in related company	(111)	24	(11)
Holding on materials and spare parts	(14,434)	—	—
Other financial income (expense), net	304,359	26,362	26,209
Changes in assets and liabilities:
Receivables from services rendered	136,024	(56,128)	(27,724)
Other receivables	17,478	(15,910)	(32,169)
Materials and spare parts	37,875	14,227	—
Accounts payable	(63,768)	(69,066)	35,695
Payroll, social security and taxes payable	(105,978)	(59,294)	(20,003)
Other liabilities	(77,790)	(63,174)	(79,143)

Net funds provided by operations	366,260	407,381	502,628

Funds provided by (used for) investing activities:
Rescheduled deposits	(54)	—	—
Acquisition of government securities	—	(21,821)	—
Acquisition of property, plant and equipment (Exhibit A)	(138,553)	(227,622)	(234,635)
Acquisition of materials and spare parts	(38,675)	(64,467)	—
Sales of property, plant and equipment	508	3,537	1,824

Net funds (used for) investing activities	(176,774)	(310,373)	(232,811)

Funds provided by (used for) financing activities:
(Decrease) increase in short-term loans, net	(84,801)	(81,493)	350,858
(Decrease) in long-term loans	(78,147)	(61,099)	—
Increase in long-term loans	12,393	163,214	173,846
Payment of corporate bonds	—	—	(333,084)
Cash dividends paid	—	(190,246)	(84,611)
Redemption of Edesur ´s own shares	—	—	(320,068)

Net funds (used for) financing activities	(150,555)	(169,624)	(213,059)

Increase (Decrease) in funds	38,931	(72,616)	56,757
Funds at beginning	24,717	97,333	40,576

Funds at end	63,648	24,717	97,333

The accompanying notes 1 to 15 and the exhibits A,B,C,D,E,G,H and I are an integral part of these financial statements.

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001

(Stated in thousands of Argentine pesos as of December 31, 2002)

1.	Organization and corporate objective

Distrilec Inversora S.A. (“Distrilec” or “the Company”) was organized on June 23, 1992, and it started operating on July 2, 1992, (date on which the by-laws were registered with the Public Registry of Commerce).

Distrilec’s exclusive objective is to invest in companies, organized or to be organized, engaged in electric power distribution or directly or indirectly holding interests in companies, engaged in such business.

Its main activity is the interest it holds in Empresa Distribuidora Sur Sociedad Anónima (“Edesur” or “the Subsidiary”), company created in connection with the privatization and concession of electric power distribution and trading services in the City of Buenos Aires, and its surrounding southern area, within the privatization carried out by the Federal Government.

2.	Edesur’s organization and business

Edesur was organized on July 21, 1992, in connection with the privatization and concession of electric power distribution and trading services that, until that date, had been conducted by Servicios Eléctricos del Gran Buenos Aires (Segba S.A.).

Through an International Public Bidding Process, the Argentine Executive awarded 51% of Edesur’s shares, represented by Class “A” Shares, to Distrilec Inversora S.A. The parties have executed the related Transfer Contract on August 6, 1992.

On September 1, 1992, Edesur commenced with its activities in the City of Buenos Aires and its surrounding southern area, as established in the related Concession Agreement.

Edesur has the exclusive control over distribution and trading of electric power within the concession area to all users not empowered to supply themselves from the Wholesale Electric Power Market (“MEM”). The Company has to meet all requests for service that it receives and has to give MEM agents who wish to do so free access to its facilities.

3.	Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina (“Argentine GAAP”), which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). Accordingly, these consolidated financial statements are intended solely to present the consolidated financial position, results of operations and cash flows in accordance with Argentine GAAP. A description of the significant differences between Argentine GAAP and US GAAP and a reconciliation of consolidated net income and shareholders’ equity to US GAAP are disclosed in Note 15. These consolidated financial statements comply with the requirements of Item 17 of Form 20-F and therefore do not include certain other additional disclosures required by US GAAP.

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company’s individual financial statements is required. Consolidated financial statements need only be included as supplementary information. Individual financial statements have been omitted, as they are not required for the purpose mentioned above.

The preparation of financial statements in conformity with Argentine and US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

The exchange rate of US$ 1 = $1, was in effect for figures as of December 31, 2001. As of December 31, 2002, the exchange rates used are detailed in Exhibit “G”.

The main accounting policies used in the preparation of these consolidated financial statements were the following:

I. Basis of consolidation:

Distrilec owns 56.36% of the shares and voting rights in Edesur.

In accordance with the procedure set forth in Technical Resolution (“TR”) No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”), Distrilec has consolidated line by line with Edesur its balance sheets as of December 31, 2002 and 2001, and its corresponding statements of income and cash flows for the years ended December 31, 2002, 2001 and 2000.

The accounting policies used by Edesur are consistent with those applied by Distrilec. All significant intercompany accounts and transactions have been eliminated in consolidation.

These consolidated financial statements include reclassifications when preparing certain accounts as of December 31, 2001 and 2000, to adapt their comparative disclosure to the classifications prepared as of December 31, 2002.

For consolidation purposes audited financial statements of Edesur as of December 31, 2002, 2001 and 2000 were used.

II. Consideration of the inflation effects:

These consolidated financial statements recognize the effects of changes in the purchasing power of the Argentine peso comprehensively through August 31, 1995, under the restatement-in-constant-pesos method required by the Technical Resolution No. 6 of the Argentine Federation. As from September 1, 1995, as required by General Resolution No. 8/95 of the Governmental Regulatory Agency of Corporations (IGJ), the Company discontinued the restatement method but maintained the restatements booked through such date.

Considering the new inflationary context (the increase in the rate applicable to financial statement restatement was 118,2% in the period January 2002-December 2002) and the conditions created by the new Law on Public Emergency and Exchange System Reform, on August 1, 2002, the IGJ approved General Resolution N° 11/02, thus reinstating the adjustment for inflation, originally required by Argentine Federation Technical Resolution No. 6, for fiscal years or interim periods closed on and after May 1, 2002, and accepted that accounting measurements restated to reflect the change in the purchasing power of the peso until the inflation adjustment discontinuance mentioned in the paragraph above and those originated in the period of stability will be

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

considered as restated in pesos of December 31, 2001. Applicable professional accounting standards accept this criterion.

Therefore, the consolidated financial statements as of December 31, 2002, and the balances as of December 31, 2001 and 2000, presented for comparative purposes, have been restated in constant Argentine pesos of December 31, 2002, following the method set by Argentine Federation Technical Resolution No. 6 as explained in the preceding paragraphs.

III. Valuation and disclosure criteria:

The following are the main valuation and disclosure criteria used in the preparation of these consolidated financial statements:

a) Cash, other receivables and liabilities:

- In local currency: at face value plus, if applicable, interest accrued as of each year-end.

- In foreign currency: at their foreign currency face value plus, if applicable, interest accrued as of each year-end, translated at the prevailing exchange rates on the respective dates for settlement of these transactions.

b) Receivables from services rendered and revenue recognition:

Revenues are recognized when services are rendered to the clients. They include billed but uncollected services and services rendered but not yet billed as of each year-end. The services rendered but not yet billed were estimated on the basis of series of actual historical data and billings subsequent to each year-end. The total amount of receivables is net of an allowance for doubtful accounts, which is based on estimates of collection carried out by Edesur.

c) Investments:

Rescheduled deposits have been stated at nominal value, adjusted by the benchmark stabilization coefficient (CER), plus interest accrued through year-end.

Term deposits have been stated at nominal value plus interest accrued through each year-end. Balances in foreign currency have been translated at the exchange rates prevailing as of such dates for settling these transactions.

Investment in government securities: At net recoverable value, estimated based on market information in foreign currency, translated at the exchange rate prevailing at year-end.

Participation in related company: Includes a 50% interest in the capital stock of Sociedad Anónima Centro de Movimiento de Energía (SACME S.A.). Such investment was valued by the equity method using the last available financial statements of SACME S.A. as of each year-end.

d) Materials and spare parts:

The most significant items have been stated at replacement cost as of the closing date of these financial statements and all other items have been stated at acquisition cost adjusted for inflation as explained in section II of this Note. The total amount of materials and spare parts is net of an allowance for impairment calculated based on Edesur estimates.

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

e) Property, plant and equipment:

Property, plant and equipment was valued as follows:

- The assets added under the Transfer Contract, were valued on the basis of the price effectively paid for the majority shareholding offered, adjusted for inflation as explained in section II of this Note. The breakdown of the lump-sum value transferred between the related items of this accounts was carried out on the basis of the work of an independent expert.

- Subsequent additions, at their cost of acquisition plus, if applicable, those direct and indirect costs related with their setting in service, as well as financial costs resulting from loans granted to perform works over time, adjusted for inflation as explained in section II of this Note.

During this year, Edesur capitalized 11,962 and 29,880, in direct and indirect costs and financial costs, respectively. During the fiscal year ended December 31, 2001, Edesur capitalized 29,650 and 12,933 in such items, respectively.

The amounts thus assessed were reduced by the related accumulated depreciation, which was calculated by the straight-line method applying annual enough rates in order to extinguish their values at the end of the estimated useful life.

In addition, during the year, Edesur completed the physical inventory of its property, plant and equipment. Based on the information gathered from an independent expert’s report, the grouping criteria and remaining useful life of such assets have been redefined. These reclassifications have not had a material impact on these consolidated financial statements taken as a whole.

The valuation of the property, plant and equipment taken as a whole does not exceed the recoverable value of these assets.

f) Intangible assets:

Goodwill on the interest in the Subsidiary: represents the cost paid by Edesur for redeeming its Class “C” shares exceeding the value thereof on the value obtained by the equity method, adjusted for inflation as explained in section II of this Note. Such transaction implies increasing Distrilec’s interest in Edesur from 51.00% to 56.36%. Distrilec amortizes this asset by the straight-line method over a fifteen-year period.

g) Reserves for contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Subsidiary, but which only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Subsidiary’s management based on the opinion of legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Subsidiary’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

In the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

However, in some instances in which disclosure is not otherwise required, the Subsidiary may disclose contingent liabilities of an unusual nature which, in the judgement of management, may be of interest to the users of the financial statements.

h) Shareholders’ equity accounts:

Restated as described in section II of this Note, except the “Capital stock” account, which has been kept at its original value. The adjustment derived from restatement is disclosed in the “Adjustment to capital” account.

i) Statement of income accounts:

-	Accounts related to monetary transactions have been adjusted for inflation as explained in section II of this Note.

-	Charges for the use of non-monetary assets have been calculated based on the adjusted amount of such assets following the restatement method explained in section II of this Note.

-	Financial income and expense have been broken down into those generated by assets and those generated by liabilities, as explained in Note 4.i, net of the capitalized financial expenses mentioned in point (e) of this Note.

Financial income/expense includes the following items: nominal financial income and expense restated in pesos as of December 31, 2002, the effect of inflation on monetary assets and liabilities, and holding gains and losses generated by the revaluation of materials and spare parts at current value and by the valuation of government securities at the estimated net recoverable value.

-	Operating, marketing and administrative costs are net of capitalized direct and indirect costs, which are mentioned in point (e) of this Note.

j) Income tax and tax on minimum presumed income:

The Company calculates income tax by applying the currently effective thirty-five percent rate to the estimated taxable income, without considering the effect of temporary differences between book and taxable income.

Law No. 25,063 provided a tax on minimum presumed income to be applied to tax years ended after December 31, 1998 and for ten tax years. This tax is supplementary to income tax since is a minimum obligation applicable to the potential income from certain production assets and calculated by applying a one percent rate to the value of such assets, to the effect that the Company’s tax obligation shall be the higher of these two taxes. However, should minimum presumed income tax be higher than income tax in any given tax year, such excess may be considered as a prepayment on account of any excess of income tax over tax on minimum presumed income that may arise in any of the ten subsequent tax years.

Under Argentine Public Emergency and Exchange System Reform Law No. 25,561, the loss resulting from having applied the new exchange rate to the net position of assets and liabilities in foreign currency as of the effective date of the Law may be deducted from taxable income for income tax purposes at the rate of 20% per annum for five consecutive fiscal years, beginning in fiscal year 2002.

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

In the fiscal year ended December 31, 2002, Edesur has not accrued any provision for income tax as a net operating loss (NOL) has been estimated. Edesur also estimated a charge for minimum presumed income tax (TOMPI) of 13,237, which has been capitalized in the “Other noncurrent receivables” account. In the fiscal year ended December 31, 2001, the amount of 134,201 assessed for income tax exceeded the amount of TOMPI, and is disclosed in the income statement in the “Income tax” account.

k) Statements of cash flows:

In the preparation of the consolidated statements of cash flows, funds include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to the year’s net income (loss) to obtain the cash flows provided by operations.

Cash paid for income tax and interest:

	2002	2001	2000

Income tax	13,941	131,026	59,840
Interest	68,927	43,391	21,470

IV. Accounting for derivative instruments:

Edesur uses derivative financial instruments such as US dollar forward purchase agreements, which until December 31, 2001, were considered hedging instruments intended to reduce exposure to the fluctuation of the future exchange rates of the original currencies of loans vis-à-vis the US dollar. Since the changes introduced by Law No. 25,561 in the exchange system, these contracts are no longer effective as hedging instruments of the loans denominated in yens. Therefore, they are stated at the estimated settlement cost, and the related gain or loss generated by variances is recognized in income for the year. As of December 31, 2002, the liability under effective agreements reaches 28,470 and 5,324, as disclosed in current and noncurrent liabilities, respectively, and the loss charged to the liability-generated portion of the “Financial income (expense)” account totalled 109,942.

V. Interest in joint ventures:

Edesur uses the proportional consolidation method to disclose its interest in joint ventures. Such method implies recognizing its proportional interest in the assets, liabilities, revenues, costs and expenses in each of the financial statements accounts. The detail as of December 31, 2002, is described in Note 13.

4.	Detail of certain accounts of the financial statements

	2002	2001

a) Investments:
- Noncurrent
Argentina 204 bonds (Exhibit D)	3,440	21,821
Sacme S.A. (Exhibit C)	340	229
Rescheduled deposits (Exhibit D)	66	—

	3,846	22,050

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

	2002	2001

b) Receivables from services rendered:
- Current:
Electric power billed	105,419	215,814
Electric power unbilled	58,569	114,691
Other	5,372	14,579

	169,360	345,084
Allowance for doubtful accounts (Exhibit E)	(25,620)	(34,942)

	143,740	310,142

- Noncurrent — Electric power billed	7,137	3,079

c) Other receivables:
- Current:
Tax credit certificates	13,406	—
Other receivables with related companies (Note 8)	1,728	3,171
Advances to personnel	2,522	1,693
Prepaid expenses	179	790
Expenses to be recovered	847	999
Provincial taxes to be recovered	—	3,003
Expenses to be recovered from SEGBA S.A.	—	2,400
Unaccrued hedge premiums	—	3,374
Other	2,365	7,556

	21,047	22,986

- Noncurrent:
Tax credit certificates	7,184	21,821
Tax on minimum presumed income (Note 3.III.j)	13,237	—
Provincial taxes to be recovered	1,376	—
Expenses to be recovered from SEGBA S.A.	1,100	—
Unaccrued hedge premiums	—	12,006
Other	6,419	11,028

	29,316	44,855

d) Accounts payable:
- Current:
For electric power purchases	67,346	113,688
For materials and services purchases	50,516	90,945
For materials and services purchases to related companies (Note 8)	87,986	30,124

	205,848	234,757

- Noncurrent:
Purchase of facilities	1,337	—

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

	2002	2001

e) Payroll, social security and taxes payable:
- Current:
Payroll and social security payable:
Special termination benefits	13,907	30,250
Other	2,566	5,176

	16,473	35,426

Taxes payable:
Federal, provincial and municipal contributions and taxes	23,606	49,255
Income tax and tax on minimum presumed income (net of prepayments and withholdings)	12,944	51,225
Other fiscal liabilities	2,746	5,745

	39,296	106,225

	55,769	141,651

- Non current:
Payroll and social security payable — Special termination benefits	10,620	30,377

f) Other liabilities:
- Current:
Reserves for contingencies (Exhibit E)	56,783	72,498
Other	17,668	6,926

	74,451	79,424

- Noncurrent — Reserves for contingencies (Exhibit E)	23,546	34,944

g) Revenues from services rendered:	2002	2001	2000

Electric power sales	976,405	1,778,996	1,807,431
Other services	84,089	157,451	155,246

	1,060,494	1,936,447	1,962,677

h) Other (expenses) net:
Loss from property, plant and equipment retirement	(16,083)	(22,521)	(24,001)
Other	1,365	6,099	9,584

	(14,718)	(16,422)	(14,417)

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

i) Financial income (expense):	2002	2001	2000

Generated on assets:
Interests and overcharges	50,355	43,947	38,171
Result due to inflation exposure	(263,261)	—	—
Holdings gains on materials and spare parts	14,434	—	—
Holdings gains on securities	4,130	105	—
Exchange difference	22,548	(17)	46

	(171,794)	44,035	38,217

Generated on liabilities:
Interests	(100,118)	(38,883)	(35,012)
Loss on transactions with derivative financial instruments	(109,942)	—	—
Result due to inflation exposure	970,503	—	—
Financial expenses	(638)	(1,069)	(602)
Exchange difference	(811,704)	(24)	59

	(51,899)	(39,976)	(35,555)

5.	Limitation to shares transferability

The Concession Agreement provides that since September 1, 1997, Distrilec, holder of the Class “A” shares of Edesur, can sell these shares with prior approval by the ENRE.

In addition, the Concession Agreement provides that the Class “A” shares of Edesur shall remain pledged through the entire concession term to guarantee that the obligations assumed in the Concession Agreement are met. This pledge does not interfere with the rights associated to Edesur’s shares.

6.	Debt

I. Notes:

As of December 31, 2002, there are no Edesur’s outstanding notes under the medium-term note program for USD 450,000,000, or its equivalent in other currencies, maturing in 2003.

II. Main loans from banks:

a) Current:

Edesur carries short-term loans for an aggregate amount of 640,692. The amount includes loans for 60,530 originally denominated in US dollars and subsequently switched into pesos at a rate of USD 1 = $1 and adjusted by the CER (benchmark stabilization coefficient), plus a maximum interest rate fixed by the BCRA (Central Bank of Argentina), through maturity or refinancing.

Edesur is required to obtain authorization from the BCRA to transfer foreign currencies abroad to pay the principal of financial loans.

Certain loan agreements include cross-default clauses under which creditor banks may declare all amounts owed as due and payable if Edesur fails to meet other debt payments on a timely basis, provided that such past-due and unpaid amounts exceed the amounts stipulated in the contracts.

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

Some of these agreements also include cross-acceleration clauses under which creditor banks may declare all amounts owed to them as due and payable if Edesur is asked to accelerate payment of any other debt in the cases stipulated in the agreements.

To the release date of these consolidated financial statements, Edesur is negotiating with creditor banks the refinancing and/or repayment method of certain matured loans, which aggregate about 97,000 in principal and interest. Based on the outcome of other refinancing negotiated by Edesur in 2002, the financial statements have been prepared assuming an agreement will be reached with creditors to prevent any of the cases of default mentioned above.

The economic crisis by which Argentine is enmeshed and the effects of measures derived from Law No. 25,561 and the subsequent Presidential Decrees, such as the Argentine peso devaluation, de-dollarization and frozen utility rates, might have a material effect on the terms of the Concession Agreement and the electric power market in general, as further explained in Note 10. Therefore, Edesur is implementing several actions based on the individual needs of each case. All these actions are intended, in sum, to generate sufficient future cash flows to meet payments when due. Edesur expects to do so through the renegotiation of the Concession Agreement, the refinancing of debts, and additional borrowing as required.

b)	Noncurrent:

As of December 31, 2002, Edesur carries long-term loans for 43,108 with different maturity terms from one to two years, with rates ranging from 2.58% in Yen to 4.14% in US dollars according to the following breakdown:

		Amount
		(in local
Instrument	Bank	currency)	Original currency

Forward purchase of foreign currency	Citibank	5,324	US$
Loan	Lloyds Bank	5,055	US$
Loan	Santander Central Hispano	32,729	¥

	Total	43,108

(1)	These loan agreements include cross-default clauses, and the one with Lloyds Bank also includes a cross-acceleration clause, as further explained in point II.a) of this Note.

7.	Normalization of electric power supply in shantytowns and in low-income districts

Edesur has executed a Framework Agreement with the Federal Government and the Government of the Province of Buenos Aires to normalize electric power supply and installation of individual meters in shantytowns and low-income districts that meet the urban features to effect such works. Such agreement was effective until August 2002.

This agreement was supported by a special fund of the Argentine government and the Buenos Aires province, fueled by percentage contributions from federal and provincial taxes included in the bill charged to impoverished settlements and neighborhoods. The fund was used to cover bills not paid by such settlements and for electric infrastructure works at the settlements and neighborhoods covered by the agreement. To the closing date of these financial statements, the special fund carries 8,400 in balances pending collection as disclosed in the “Receivables for Services Rendered” line within Current Assets. In this regard, through a payment order, the Argentine Treasury approved the appropriation of 6,800 to settle the Argentine government debt, but the money had not been made available to Edesur as of the release date of these consolidated financial statements.

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

On September 23, 2002, a letter of intent was signed by the Argentine Government, the Buenos Aires province government, the Argentine Department of Energy, and the distribution companies EDENOR S.A., EDELAP S.A. and Edesur. The letter was subsequently submitted to the Treasury Department. This new arrangement provides for the payment of debts generated by electric power consumption at the settlements as from September 2002, thus further financing electric power consumption by the settlements and shanty towns in Buenos Aires city outskirts.

Edesur Management estimates that any evolution of the issues explained above will not have an adverse impact on the Edesur financial position.

8.	Main transactions and balances with relat ed companies

a)	Balances

		Accounts payable

		For materials
Company	Receivables	and services	Others

Central Costanera S.A.	—	7	—
Chilectra S.A.	1	86,136	20
Codensa	274	—	—
Coelce	804	—	—
Edelnor S.A.	20	—	—
Cam S.A.	—	273	—
Endesa Internacional S.A.	85	—	16
Enersis S.A.	70	8	19
Sacme S.A.	474	477	—
Synapsis Argentina S.A.	—	1,085	—
Pecom Energía S.A.	—	—	45

Total 2002	1,728	87,986	100

Total 2001	3,171	30,124	218

b)	Transactions

		Materials and	Electric power
Company	Fees	services purchases	purchases

Central Costanera S.A.	—	89	—
Chilectra S.A.	73,001	—	—
Cam S.A.	—	770	—
Sacme S.A.	—	1,944	—
Synapsis Argentina S.A.	—	3,847	—

Total 2002	73,001	6,650	-

Total 2001	106,292	18,847	-

Total 2000	90,101	31,451	138,716

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

9.	Capital Stock and restrictions on the distribution of unappropriated retained earnings

As of December 31, 2002 the Company’s capital stock totals 497,612 fully subscribed and paid in. It’s represented by 497,612,021 authorized shares with a face value of 1 Argentine peso each.

Under current Argentine legal requirements, 5% of the year’s net income is to be appropriated to legal reserve until such reserve equals 20% of capital stock.

In addition, under Law No. 25,063, dividends in cash or in kind distributed in excess of accumulated taxable income shall be subject to a 35% income tax withholding, as a once-only and definitive payment.

10.	Regulatory framework

Edesur’s business is regulated by Law No. 24,065 which established the Electric Power Regulatory Framework and set up the ENRE as enforcement authority. Among others, ENRE is empowered to control service quality and to approve and audit the correct application of the rate schedule.

The Concession Agreement has granted an exclusive territorial concession for 95 years. This term has been divided into nine management periods (the first period is 15 years and the remaining eight periods 10 years each). Before the end of each management period the ENRE will call a bid for the sale of Edesur’s majority shares (Class “A” shares held by Distrilec Inversora S.A.) under conditions similar to the first call to bid. The holder of the majority shares can also present a bid. In case none of the bidders exceeds or equals the holder’s bid, the latter will retain the ownership of the shares without any obligation to pay anything.

The Concession Agreement describes the rate schedule, which is fixed in US dollars and was originally effective through August 2002. The rate schedule and rate system should have been reviewed by that time. After August 2002, the review was to be made every five years. However, all this changed upon enforcement of Law No. 25,561 and after the events described below.

The Concession Agreement requires Edesur to provide electric power distribution services and meet defined quality levels, to fulfill new connection orders and requests for increase in the power supply capacity, and to ensure supply sources by making the investment and work required to maintain service quality. For failure to meet the Concession Contract provisions and the provisions regulating the Edesur’s business, the Company may become liable to penalties, which are stipulated in the agreement as the case may be.

The Concession Agreement establishes that Edesur shall not create mortgages, pledges, liens or other encumbrance for the benefit of others over the assets earmarked for the provision of the service. This limitation will not include the creation of interests over the assets acquired by Edesur upon their acquisition as security for payment of the purchase price.

Upon expiration of the concession term, the assets earmarked for the provision of the service will be transferred to a new concessionaire.

In compliance with the terms of the Bidding Conditions of the International Public Call to Bid for the sale of Class “A” Edesur shares and with the Transfer Contract, the Company has signed an Operating Contract with Chilectra S.A. The latter will provide technical assistance in the distribution and trading of electric power, contributing its experience, technical know-how, management and training to run the electric power distribution and trading service for which Edesur is responsible. This agreement will be effective until August 2007.

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

Upon enactment of Public Emergency and Exchange System Reform Law No. 25,561 on January 6, 2002, the US dollar adjustment clauses applicable to the rate schedule would no longer be effective, nor would the indexation clauses based on price indexes used in other countries, and rates were switched into pesos at the parity of 1 peso : 1 US dollar. In addition, the Argentine government was empowered to renegotiate concession contracts with public service companies. Such renegotiation should include discussion of the following items stated in Law No. 25,561 Section 9, namely:

(1) Impact of rates on the economy’s competitiveness and on revenue allocation;
(2) The quality of services and investment plans, when stipulated by contract;
(3) The interest of users and service accessibility;
(4) The security of the systems covered; and
(5) The profitability of companies.

Argentine Presidential Decree No. 293/2002 entrusted contract renegotiation to the Ministry of Economy, with the participation of the Joint Follow-up Commission created for such purpose by the Public Emergency Law. The Ministry was to submit renegotiation proposals to the Argentine Executive within 120 days after February 15, 2002.

Argentine Presidential Decree No. 1090/02 required that any claim for default on a contract under renegotiation, raised between the Grantor and the Concessionaire, was to be included in the process before submitting the renegotiation proposal. Through Resolution No. 38/02, the Ministry of Economy excluded from such requirement the cases of default penalized with discounts to users and imposed a number of conditions so that all other cases of default become subject to Presidential Decree No. 1090/02.

Edesur attended the hearings and submitted all the documentation and information required in the Renegotiation Procedures Guidelines in due time and form.

However, the process did not follow its course for different reasons, such as the ordering of a precautionary measure and changes in authorities within the Ministry of Economy. As a result, the original due date could not be met and the Argentine Executive had to issue Presidential Decree No. 1839/02 to extend the renegotiation process period for 120 additional business days.

On September 23, 2002, the Justice suspended the hearings called by the Contract Renegotiation Commission as a result of having sustained an application for enforcement of rights by the Buenos Aires City Ombudswoman on the grounds that the call did not met current regulations.

Subsequently, taking into the regulatory agency’s future call to new public hearings, on October 17, 2002, Ministry of Economy Resolution No. 487 became effective upon publication in the Official Bulletin. This Resolution exempts the ENRE from the restrictions imposed by Ministry of Economy Resolution No. 38/02 issued as a result of Law No. 25,561, which banned rate schedule amendment by regulatory agencies.

Finally, in relation to the granting of emergency rate rises and on account of the outcome of the renegotiation process, in December, the Argentine Executive issued Presidential Decree No. 2437/02 that granted an increase to distribution companies, the effects of which were suspended by two court resolutions that were subsequently appealed by the Argentine government and Edesur.

11.	Lawsuit against Transportes Metropolitanos General Roca (“TMGR”)

TMGR is claiming to collect an annual rent charge from Edesur for each instance of electric power cables crossing or running parallel to the railroad tracks, existing or to be laid in the future, over grounds destined for

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

rendering railroad transportation service. In addition, TMGR wants Edesur to pay for any expenses incurred in proceedings related to an inspection of future power line crossings.

In view of the above claims, on February 28, 1997, Edesur initiated a lawsuit (declaratory action) at the La Plata courts of law, questioning the payment of the annual rent charge, on the grounds that section No. 17 of the Edesur Concession Contract provides for the occupation of zones in the public domain free of charge.

Contrary to the provisions of the Edesur concession contract, the railroad concession contract provides that public utility crossing should pay a charge. In addition, TMGR disagrees with Edesur with respect to the legal status of the grounds occupied by the railroad.

On March 21, 1997, a restraining order not to alter the status quo was issued whereby Edesur is not obliged to pay the aforesaid rent charge while the lawsuit is still outstanding. As of the issuance of these consolidated financial statements, the trial stage of the lawsuit is in its last phase. Since TMGR filed a petition for bankruptcy reorganization, under statutory joinder of claims requirements, the proceedings are now being heard by the commercial judge.

Lastly, although there is uncertainty about the outcome of the issue of substance, in Edesur’s management and its legal counsel’s opinion, Edesur has sound arguments to uphold its position, based on a reasonable interpretation of applicable legislation and on the decision already taken by the court, so that there should be no significant impact on the financial statements taken as a whole.

12.	Lawsuit against Alstom Argentina S.A. and its principal Alstom Energietechnik Gmbh

On December 14, 1999, Edesur brought a lawsuit against the companies mentioned in the heading for an amount of about 77,000 with respect to these companies’ liability for the outage at the Azopardo Substation on February 15, 1999.

Mediation was unsuccessful, and accordingly on April 27, 2000 Edesur filed its claim in court. Subsequently, on June 6, 2000, the claim was expanded in pursuit of restitution of the price for the part of the works causing the outage and which Edesur had paid. In addition, Edesur is pressing for damages caused by the failure of the project because the respective works were not executed in the proper manner and on a timely basis. The value of this last mentioned item was left for the court to decide based on expert witness testimony.

To the release date of these consolidated financial statements, proceedings are at the end of the trial stage.

13.	Joint Ventures

a) EDESUR – LESKO S.A.C.I.F.I.A.

On June 26, 2001, Edesur and Lesko S.A.C.I.F.I.A. have executed a joint venture (JV) for the purpose of conducting the works required to implement the refurbishment, enlargement and maintenance of public lighting and enlargement of the traffic light network in the district of Berazategui, province of Buenos Aires, as agreed in the agreement executed with such district.

As of December 31, 2002 and 2001, taking as a basis the joint venture’s financial statements for the year ended December 31 , 2002 and the irregular 188-day fiscal year ended December 31, 2001, Edesur’s 77% stake in the JV includes assets for 2,795 and 1,750, liabilities for 12 and 598, and a net (loss) income of (107) and 261, respectively.

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

b) EDESUR – COVELIA SA – EMCOSERV S.A.

On August 31, 2002, Edesur, Covelia SA, and Emcoserv SA entered into a joint venture agreement for the purpose of conducting the property and intellectual work required for street lighting facilities retrofitting, expansion and maintenance, and street-light network maintenance and expansion committed under the agreement signed with the Municipal ity of Lomas de Zamora. As of December 31, 2002, taking as a basis the joint venture’s financial statements for the irregular 122-day period then ended, Edesur’s 90% stake in the JV includes assets for 806, liabilities for 578, and income for the year of 215.

14.	Subsequent events

a) Argentine Presidential Decree on rate adjustments

On January 23, 2003, the Argentine Executive issued Decree No. 120/03 under which it may reinstate, on a temporary basis until the end of the public service concession contract renegotiation process required by Law No. 25,561 Sections 8 and 9, rate revisions or rate adjustments to such contracts as may be required to ensure a seamless quality service delivery to users. Rate adjustments will be included in the renegotiation process and should be considered among the terms and conditions of the agreements to be reached with public service concessionaires.

Subsequently, on January 29, 2003, considering the provisions of the Presidential Decree mentioned above, the Argentine Executive implemented a temporary rate readjustment through Presidential Decree No. 146/03. This readjustment involves an average rise of 9% in the electric power service rate, effective January 30, 2003.

b) New professional standards

On January 14, 2003, CNV General Resolution No. 434 added to CNV’s financial reporting standards, the new FACPCE Technical Resolutions Nos. 16, 17, 18, 19, and 20, as amended by the CPCECABA (Buenos Aires City Professional Council in Economic Sciences). The new standards will be effective for fiscal years beginning on and after January 1, 2003, and provide, among other things, the mandatory use of the deferred tax method and of discounted values for measuring certain assets and liabilities. Company Management has not as yet completed the analysis of the impact that the new standards will have on the Company’s financial position, retained earnings, and income/loss in the first year of application.

15.	Summary of significant differences between accounting principles followed by the Company and US GAAP

The Company financial statements have been prepared in conformity with Argentine GAAP, which do not conform with US GAAP. The differences relate to the items discussed in the following paragraphs.

a) Restatements of financial statements for general price-level changes

Argentine GAAP requires the restatement of nonmonetary assets and liabilities into constant Argentine pesos as of the date of the financial statements. All nonmonetary assets and liabilities must be restated to reflect changes in the Argentine general wholesale price index from the date the assets have been acquired or from the date the liabilities have been incurred, until year-end. The purchasing power gain (loss), net included in income (loss) reflects the effect of Argentine inflation on the monetary liabilities (assets) of the companies during the year.

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

Effective September 1, 1995, the CNV passed General Resolution No. 272 which provided that public companies would no longer be permitted to present financial statements that were adjusted to recognize the effect of inflation prevailing after such date. Therefore, for periods ending subsequent to September 1, 1995, and until December 31, 2001, there had been no further restatement of nonmonetary items or recognition of monetary gains and losses. This resolution matched Argentine GAAP so long as the change in the price index applicable to the restatement did not exceed 8% per annum.

Taking into account the new inflationary context during 2002 (the consumer price index and the wholesale price index reached 41% and 118%, respectively), the CNV through General Resolution No. 415 dated July 25, 2002, has reinstated inflation adjustment as from January 1, 2002. Balances as of December 31, 2001, are considered as inflation restated as of that date. Consequently, the Company started to apply adjustment-for-inflation amounting as from January 1, 2002.

The consolidated financial statements as of December 31, 2002, and for the years ended December 31, 2001 and 2000, presented for comparative purposes, were restated at constant Argentine pesos as of December 31, 2002 .

Under US GAAP, general price level adjusted financial statements are not required. However, pursuant to the SEC’s rules, these adjustments are not removed when performing the reconciliation to US GAAP included in this Note.

b) Accounting for January 2002 devaluation

Under Argentine GAAP, assets and liabilities in foreign currency as of December 31, 2001, have been valued at the US$ 1.00 to P$ 1.00 exchange rate, which was in effect as of the suspension date of exchange market transactions, therefore, all the effects or the devaluation of the Argentine pesos has been recognized in 2002 fiscal year.

Under US GAAP, such assets and liabilities in foreign currency should be valued at the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002), which was P$ 1.70 to US$ 1.00. As a result, the effects of such devaluation have been recognized in 2001 fiscal year under US GAAP. Since no difference in exchange rates is verified as of December 31, 2002, the effects described above are reversed on 2002 fiscal year in the reconciliation of net income presented in this Note.

c) Income taxes

Argentine GAAP income tax expense is based upon the estimated current income tax payable as described in Note 3.III.j). When income and expense recognition for income tax purposes does not occur in the same period as income and expense recognition for financial statement purposes, the resulting temporary differences are not considered in the computation of income tax expense for the year.

Under US GAAP, Statement of Financial Accounting Standards No. 109 “Accounting for income taxes”, requires the liability method to be used to account for deferred income taxes. Under this method, deferred income tax assets or liabilities are recorded for temporary differences that arise between the financial and tax basis of assets and liabilities at each reporting date, as well as for temporary differences arising from other US GAAP adjustments. The benefits of tax loss carryforwards are recognized as deferred income tax assets.

Pursuant to EITF 93-9, differences between accounting and tax basis generated due to the recognition of the inflation effect on nonmonetary assets, are accounted for as temporary differences for deferred income tax purposes.

d) Accounting for business combinations – Deferred charges in privatized companies acquired

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

Under Argentine GAAP, costs such as organization and preoperating expenses, costs associated with voluntary retirement programs and cancellation costs of commitments assumed or incurred in the acquisition and start-up of a privatized company, may be deferred and amortized over the resultant period of benefit. US GAAP provides that, for the acquisition of stock or assets under the purchase method, the cost of an acquired company should be allocated to the assets acquired and liabilities assumed. The only difference between US and Argentine GAAP related to qualifying liabilities assumed is that for Argentine GAAP the offsetting purchase price is allocated to intangible assets and for US GAAP the offsetting purchase price is allocated to the acquired assets which, in this case, is property, plant and equipment. Therefore, the US GAAP reconciliation of net income and shareholders’ equity shown in paragraph i) of this note, reflects in this respect, the difference between intangible asset amortization and property, plant and equipment depreciation.

e) Vacation accrual

Under Argentine GAAP, there are no specific requirements governing the recognition of the accrual for unused vacations. The acceptable practice in Argentina is to charge the compensation cost applicable to vacations to expense when taken. Under US GAAP, vacation expense is fully accrued in the period the employee renders service to earn such vacation.

f) Accounting for derivative instruments

Under US GAAP, SFAS 133, as amended by SFAS 137 and SFAS 138, requires that all derivative financial instruments be recognized in the consolidated balance sheets as either an asset or liability measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in earnings unless specific hedge accounting criteria are met. For derivatives accounted for as hedges, fair value adjustments are recorded to earnings or other comprehensive income, a component of shareholders’ equity, depending upon the type of hedge and the degree of hedge effectiveness. For hedges classified as fair value hedges, adjustments are recorded through earnings with an offsetting, partial mark to fair value of the hedged item currently through earnings. For hedges classified as cash flow hedges, adjustments are recorded to other comprehensive income, and the gain or loss on the derivative is removed from equity and recognized in earnings in the same period as the loss or gain on the hedged cash flow.

Under Argentine GAAP there are no specific requirements governing derivatives accounting. Until December 31, 2001, the Company’s derivative financial instruments were accounted for as a hedge. As described in Note 3.IV, since that date, they were considered no longer effective as hedging instrument and valued at their fair value.

Then, the effects recognized in 2001 are reversed in 2002 fiscal year net income reconciliation presented in this Note.

g) Materials and spare parts

Under Argentine GAAP, materials and spare parts are valued at their replacement cost as of year-end. Under US GAAP, they are valued at acquisition cost. h) Minority interest

An adjustment to record the portion of all US GAAP adjustments attributable to minority interest in consolidated subsidiary Edesur has been recorded.

i) Reconciliation of Consolidated Net Income and Shareholders’ Equity to US GAAP

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

The following is a summary of the significant adjustments to net (loss) income for the years ended December 31, 2002 and 2001 and shareholders’ equity as of December 31, 2002 and 2001 , which would be required if US GAAP were applied instead of Argentine GAAP in the accompanying financial statements.

	2002	2001

Net (loss) income in accordance with Argentine GAAP	(104,533)	117,684
US GAAP adjustments — Increases (Decreases) due to:
January 2002 devaluation	373,663	(373,663)
Deferred income taxes	(547,682)	30,726
Deferred charges in privatized company acquired	(8,055)	(8,055)
Provision for vacation accrual	7,978	(2,442)
Derivative instruments	24,014	(23,276)
Deferred income taxes on US GAAP adjustments	(71,183)	142,159
Others, not individually significant	(11,017)	(177)
Minority interest in Edesur’s adjustments	28,670	116,753
Other comprehensive income:
Derivative instruments – Cumulative effect of accounting change	—	(738)

Approximated net loss in accordance with US GAAP	(308,145)	(1,028)

Shareholders’ equity in accordance with Argentine GAAP	1,169,366	1,273,898
US GAAP adjustments — Increases (Decreases) due to:
January 2002 devaluation	—	(373,663)
Deferred income taxes	(518,910)	(39,204)
Deferred charges in privatized company acquired	49,675	57,730
Provision for vacation accrual	(5,858)	(13,835)
Derivative instrument s	—	(23,276)
Deferred income taxes on US GAAP adjustments	(15,336)	123,121
Others, not individually significant	(11,296)	(279)
Minority interest in Edesur’s adjustments	172,127	144,159
Other comprehensive income:
Derivative instrument – Cumulative effect of accounting change	—	(738)

Approximated shareholders’ equity in accordance with US GAAP	839,768	1,147,913

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

EXHIBIT “A”

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002, 2001 AND 2000
PROPERTY, PLANT AND EQUIPMENT
(Stated in thousand of Argentine pesos as of December 31, 2002)

	2002

	Original cost

	At				At
Main account	beginning	Increase	Transfers	Decrease	end

Substations	483,760	—	359	—	484,119
High Voltage Network	498,801	—	—	—	498,801
Medium Voltage Network and transformation centers	1,194,571	—	18,262	(12,119)	1,200,714
Low Voltage Network	1,103,205	—	13,717	(4,095)	1,112,827
Connections and meters	641,234	—	16,258	(12,281)	645,211
Communications	65,190	248	—	(419)	65,019
Hardware and Software	125,606	2,572	—	(649)	127,529
Furniture and Fixtures	15,595	—	—	—	15,595
Tools and other	27,835	262	—	—	28,097
Transportation equipment	12,080	—	—	(917)	11,163
Buildings, facilities and land	131,234	1	—	(164)	131,071
Construction in process	251,405	101,607	(48,596)	—	304,416
Prepayments to vendors	4,099	1,516	—	—	5,615

Total 2002	4,554,615	106,206	—	(30,644)	4,630,177

Total 2001	4,341,472	282,119	—	(68,976)	4,554,615

Total 2000	4,157,305	231,154	—	(46,987)	4,341,472

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002

	Depreciation

	Accumulated	For the year			Accumulated
	at	Rate			at	Net book
Main account	beginning	%	Increase	Decrease	end	value

Substations	189,893	2-6	27,004	—	216,897	267,222
High Voltage Network	195,718	3-5	20,902	—	216,620	282,181
Medium Voltage Network and transformation centers	480,256	2-6	44,442	(5,140)	519,558	681,156
Low Voltage Network	443,338	3-10	47,440	(1,739)	489,039	623,788
Connections and meters	248,281	3-10	38,576	(5,570)	281,287	363,924
Communications	38,536	5-20	5,553	(220)	43,869	21,150
Hardware and Software	67,057	10-20	13,302	(538)	79,821	47,708
Furniture and Fixtures	11,597	10	1,395	—	12,992	2,603
Tools and other	21,073	20	2,103	—	23,176	4,921
Transportation equipment	10,092	10-20	540	(873)	9,759	1,404
Buildings, facilities and land	33,264	2-10	3,045	—	36,309	94,762
Construction in process	—	—	—	—	—	304,416
Prepayments to vendors	—	—	—	—	—	5,615

Total 2002	1,739,105		204,302	(14,080)	1,929,327	2,700,850

Total 2001	1,550,788		227,942	(39,625)	1,739,105	2,815,510

Total 2000	1,349,627		222,321	(21,160)	1,550,788	2,790,684

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

EXHIBIT “B”

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002, 2001 AND 2000
INTANGIBLE ASSETS

(Stated in thousand of Argentine pesos as of December 31, 2002)

	2002							2001	2000

	Original cost			Amortizations

	At		At	Accumulated	For the	Accumulated	Net book	Net book	Net book
Main account	beginning	Increase	end	at beginning	year	at end	value	value	value

Noncurrent asset
- Goodwill on Edesur’s own shares redemption	52,055	—	52,055	5,496	3,472	8,968	43,087	46,557	50,030

Total 2002	52,055	—	52,055	5,496	3,472	8,968	43,087

Total 2001	52,055	—	52,055	2,026	3,472	5,498		46,557

Total 2000	—	52,055	52,055	—	2,025	2,025			50,030

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

EXHIBIT “ C ”

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
PARTICIPATION IN RELATED COMPANY

(Stated in thousand of Argentine pesos as of December 31, 2002)

	2002

	Shareholdings
				Net
Main		Face value		book
account	Class	in pesos	Number	value

Noncurrent investments --

Sacme S.A	Common nonendorsable	1.0	6,000	340

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002						2001

	Information on the issuing company per last financial statements					% interest
						in	Net
Main	Main		Capital	Net income	Shareholder ´s	capital	book
account	business	Date	stock	for the year	equity	stock	value

Noncurrent investments --

Sacme S.A	Services	12/31/2002	12	221	681	50%	229

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

EXHIBIT “D”

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
OTHER INVESTMENTS

(Stated in thousand of Argentine pesos as of December 31, 2002)

	2002		2001

	Original	Net book	Net book
Account	cost	value	value

Current investments
Time deposits	—	55,920	18,609
Argentina 2004 Bonds	13,093	6,211	—
Rescheduled deposits	—	9	—
Other	—	—	642

Total current investments		62,140	19,251

Noncurrent investments
Argentina 2004 Bonds	8,728	3,440	21,821
Rescheduled deposits	—	66	—

		3,506	21,821

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

EXHIBIT “ E ”

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002, 2001 AND 2000
ALLOWANCES AND RESERVES
(Stated in thousand of Argentine pesos as of December 31, 2002)

	2002						2001	2000

	Balance					Balance	Balance	Balance
	at					at	at	at
Account	beginning	Increase		Decrease		end	end	end

Deducted from assets:
- Allowance for doubtful accounts	34,942	26,320	(1)	35,642	(4)	25,620	34,942	28,836
- Allowance for devaluation of materials and spare parts	1,776	1,064	(2)	798	(5)	2,042	1,776	2,446

	36,718	27,384		36,440		27,662	36,718	31,282

Included in liabilities:
- Current — Reserve for contingencies	72,498	47,976		63,691	(6)	56,783	72,498	71,202
- Noncurrent — Reserve for contingencies	34,944	13,442		24,840	(7)	23,546	34,944	19,093

	107,442	61,418	(3)	88,531		80,329	107,442	90,295

Total 2002	144,160	88,802		124,971		107,991

Total 2001	121,578	105,188		82,606			144,160

Total 2000	152,221	72,705		103,349				121,577

(1)	Charge for the year allocated to selling expenses in the consolidated statement of income (Exhibit H).

(2)	Charge for the year allocated to operating expenses in the consolidated statement of income (Exhibit H).

(3)	Includes 60,904 and 514 allocated to operating cost and selling expenses in the consolidated statement of income, respectively (Exhibit H).

(4)	Includes use for the fiscal year for 13,282 and result due to inflation exposure for 22,360.

(5)	Used in the year.

(6)	Includes use for the fiscal year for 26,092 and result due to inflation exposure for 37,599.

(7)	Includes use for the fiscal year for 6,131 and result due to inflation exposure for 18,709.

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

EXHIBIT “G”

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
FOREIGN CURRENCY ASSETS AND LIABILITIES
(Stated in thousands)

	2002					2001

					Local currency	Local currency
	Foreign	Amount		Exchange	and book	and book
Account	currency	in thousands		rate	amount	amount

Current assets
Cash	US Dollars	138	(1)	3.36	465	786
Investments:
Time deposits	US Dollars	11,461	(1)	3.36	38,509	4,002
Argentina 2004 Bonds	US Dollars	1,849	(1)	3.36	6,211	—
Other receivables:
Unaccrued hedge premiums	US Dollars	—	—	—	—	3,374
Related companies	US Dollars	345	(1)	3.36	1,159	1,294
Noncurrent assets
Investments — Argentina 2004 Bonds	US Dollars	1,024	(1)	3.36	3,440	21,821
Unaccrued hedge premiums	US Dollars	—	—	—	—	12,006
Other receivables — Tax credit certificates	US Dollars	—	—	—	—	21,821
Property, plant and equipment:
Prepayments to vendors	US Dollars	1,414	(2)	3.37	4,765	1,113
Prepayments to vendors	Euros	—	—	—	—	615

Total assets					54,549	66,832

Current liabilities
Accounts payable:
For materials and services purchases	US Dollars	2,196	(2)	3.37	7,401	15,342
For services purchases to related companies — Chilectra S.A.	US Dollars	25,559	(2)	3.37	86,136	26,766
Loans:
Financial loans	US Dollars	91,168	(2)	3.37	307,236	386,387
Financial loans	Yens	7,540,364	(2)	0.03	214,602	—
Derivative financial instruments	US Dollars	8,448	(2)	3.37	28,470	—
Noncurrent liabilities
Loans:
Financial loans	US Dollars	1,500	(2)	3.37	5,055	211,511
Financial loans	Yens	1,150,000	(2)	0.03	32,729	—
Derivative financial instruments	US Dollars	1,580	(2)	3.37	5,324	—

Total liabilities					686,953	640,006

(1)	Buying exchange rate.
(2)	Selling exchange rate.

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

EXHIBIT “H”

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002, 2001 AND 2000
INFORMATION REQUIRED UNDER ART. 64.I.B) OF LAW No. 19550

(Stated in thousand of Argentine pesos as of December 31, 2002)

	2002					2001	2000

	Operating	Administrative	Selling	Capitalized
Account	expenses	expenses	expenses	costs	Total	Total	Total

Electric power purchases	429,134	—	—	—	429,134	808,985	899,014
Depreciation of property, plant and equipment	187,830	8,071	8,401	—	204,302	227,942	222,321
Payroll and social security taxes	48,449	27,034	19,551	10,199	105,233	198,080	239,671
Amortization of intangible assets	—	3,472	—	—	3,472	3,472	2,025
Fees	64,826	1,693	359	1	66,879	110,650	92,285
Hired services	22,597	10,037	25,396	1,027	59,057	87,184	77,903
Reserve for contingencies	60,904	—	514	—	61,418	64,924	35,579
Allowance for doubtful accounts	—	—	26,320	—	26,320	40,264	37,126
Allowance for devaluation of materials and spare parts	1,064	—	—	—	1,064	—	—
Transportation services	3,230	758	1,268	126	5,382	9,178	11,439
Taxes and contributions	919	5,220	71	147	6,357	10,086	9,433
Tax on bank transactions	—	15,022	—	—	15,022	9,946	—
Bank collection fees	—	480	4,772	—	5,252	8,881	8,669
Inputs	12,763	1,719	3,259	208	17,949	13,789	10,258
Insurance	—	2,080	—	—	2,080	964	—
Other	1,188	5,182	1,334	254	7,958	13,682	24,603

Total 2002	832,904	80,768	91,245	11,962	1,016,879

Total 2001	1,328,176	112,140	138,061	29,650		1,608,027

Total 2000	1,380,739	113,657	149,177	26,753			1,670,32

DISTRILEC INVERSORA S.A. AND SUBSIDIARY

EXHIBIT “I”

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
INVESTMENTS, RECEIVABLES AND LIABILITIES BY MATURITY DATE AS OF DECEMBER 31, 2002

(Stated in thousand of Argentine pesos as of December 31, 2002)

Maturity	Investments		Receivables		Liabilities

					Loans		Other liabilities

With no maturity		—		10,402		—		102
With maturity
Matured
Up to three months		—		26,005		7,320		30,151
From three to six months		—		10,721		21,753		16,830
From six to nine months		—		6,201		—		15,659
From nine to twelve months		—		4,579		—		28,338
From one to two years		—		7,427		—		—
Over two years		—		3,141		—		—

Total matured amount		—		58,074		29,073		90,978
To mature
Up to three months		55,920		124,653		398,241		184,034
From three to six months		2,771		1,427		116,770		1,765
From six to nine months		1,722		3,978		9,479		1,249
From nine to twelve months		1,727		405		87,129		1,157
From one to two years		3,479		11,644		43,108		3,245
From two to three years		27		14,528		—		2,848
From three to four years		—		733		—		1,640
From four to five years		—		422		—		1,161
From five to six years		—		594		—		691
Over six years		—		—		—		2,372

Total amount to mature		65,646		158,384		654,727		200,162
Total with maturity		65,646		216,458		683,800		291,140

TOTAL	(1)	65,646	(2)(3)	226,860	(4)	683,800	(5)	291,242

(1)	Related to rescheduled deposits, time deposits and Argentina 2004 Bonds that accrue interest at a weighted average rate of about 4.49% per annum. Does not include 340 related to the equity interest in Sacme.
(2)	Without offsetting 25,620 related to the allowance for doubtful accounts.
(3)	About 19% accrue interest at a variable rate of approximately 48.66% per annum, the rest doesn’t accrue interest.
(4)	See note 6 to the consolidated financial statements. The loans accrue interest at a weighted-average rate of approximately 7.59% per annum, which includes commissions and taxes.
(5)	Comprises total liabilities, except reserves and loans.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Compañía de Inversiones de Energía S.A.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders’ equity and of cash flow, present fairly, in all material respects, the financial position of Compañía de Inversiones de Energía S.A. and its subsidiary at December 31, 2001, and the results of their operations and their cash flow for the year then ended, in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13, the Company and its subsidiary Transportadora de Gas del Sur S.A. (“TGS”) have been negatively impacted by the continued deterioration of the Argentine economy, the Argentine Government’s adoption of various economic measures including the violation of the contractually-agreed License terms of TGS and the continued devaluation of the Argentine Peso. In view of these circumstances, the Company has suspended the payment of its financial debt since April 22, 2002 and its subsidiary has not been able to maintain the financial ratios required by its outstanding debt agreements. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard of these matters are also described in Note 13. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     The accounting principles applied in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the determination of the amount shown as net income for the year ended December 31, 2001 and the determination of total shareholders’ equity at December 31, 2001 to the extent summarized in Note 14 to the accompanying consolidated financial statements.

PricewaterhouseCoopers Buenos Aires, Argentina April 10, 2002 (except with respect to the matters discussed in Note 13 to the consolidated financial statements, which is as of June 14, 2002)	PricewaterhouseCoopers /s/ HECTOR A. LOPEZ Partner

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Directors of
COMPAÑIA DE INVERSIONES DE ENERGIA S.A.:

     We have audited the accompanying consolidated balance sheet of COMPAÑIA DE INVERSIONES DE ENERGIA S.A. (an Argentine Corporation) and its subsidiaries as of December 31, 2000, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the years ended December 31, 2000 and 1999, all expressed in Argentine pesos as described in Note 3.b) to the financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of COMPAÑIA DE INVERSIONES DE ENERGIA S.A. and its subsidiaries as of December 31, 2000, and the consolidated results of their operations and their cash flows for the years ended December 31, 2000 and 1999 in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

     Certain accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in Argentina but do not conform with accounting principles generally accepted in the United States of America. A description of the significant differences and a reconciliation, as permitted by Item 17 of Form 20-F of the Securities and Exchange Commission of the United States of America, of shareholders’ equity as of December 31, 2000, and consolidated net income for the years ended December 31, 2000 and 1999 to accounting principles generally accepted in the United States of America are set forth in Note 14 to the financial statements.

Buenos Aires,

     March 5, 2001, except with
      respect to Note 14 as to which
     the date is June 7, 2001.
PISTRELLI, DIAZ Y ASOCIADOS Member Firm of Arthur Andersen C.P.C.E.C.F. Vol. 1 F° 8

/s/ EZEQUIEL A. CALCIATI Partner C.P.A. Buenos Aires University C.P.C.E.C.F. Vol. 163 F° 233

COMPAÑIA DE INVERSIONES DE ENERGIA S.A.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Stated in thousands of Argentine pesos as described in Note 3.b)

	2001	2000	1999

NET REVENUES (Note 4)	541,650	479,649	430,271
OPERATING COSTS (Exhibit F and H)	(194,176)	(159,448)	(110,610)

Gross profit	347,474	320,201	319,661
ADMINISTRATIVE EXPENSES (Exhibit H)	(24,994)	(22,680)	(21,685)
SELLING EXPENSES (Exhibit H)	(4,798)	(2,568)	(1,992)

Operating income	317,682	294,953	295,984
OTHER (EXPENSES) INCOME, NET	(57,772)	(2,248)	1,156
EQUITY IN LOSS OF AFFILIATE COMPANY	(43)	—	—
FINANCIAL RESULTS (Note 3.n) Generated by assets	5,856	5,150	5,318
Generated by liabilities (Exhibit H)	(117,253)	(125,791)	(112,276)

Income before income tax and minority interest.	148,470	172,064	190,182
INCOME TAX EXPENSE (Note 3.k)	(61,753)	(69,975)	(66,758)
MINORITY INTEREST	(48,476)	(56,444)	(46,562)

Net income for the year	38,241	45,645	76,862

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑIA DE INVERSIONES DE ENERGIA S.A.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000
(Stated in thousands of Argentine pesos as described in Note 3.b.)

	2001	2000

CURRENT ASSETS
Cash and banks	5,377	1,093
Investments (Exhibit D)	53,321	19,731
Trade receivables, net (Note 4)	66,524	64,763
Other receivables	20,827	10,991
Inventories	2,896	1,127

Total current assets	148,945	97,705

NON-CURRENT ASSETS
Trade receivables (Note 4)	8,418	29,668
Other receivables	7,921	13,010
Investments (Exhibit C)	10,000	—
Property, plant and equipment, net (Exhibit A)	2,051,848	1,937,539
Intangible assets, net (Exhibit B)	40,733	45,281

Total non-current assets	2,118,920	2,025,498

Total assets	2,267,865	2,123,203

CURRENT LIABILITIES
Accounts payable	47,211	49,406
Loans (Note 6)	475,691	204,280
Payroll and social security taxes payable	5,562	4,451
Taxes payable	10,747	23,591
Other liabilities	900	1,284

Total current liabilities	540,111	283,012
NON - CURRENT LIABILITIES
Loans (Note 6)	842,795	974,326

Total non-current liabilities	842,795	974,326

Total liabilities	1,382,906	1,257,338
MINORITY INTEREST	492,999	486,646
SHAREHOLDERS’ EQUITY	391,960	379,219

Total liabilities and shareholders’ equity	2,267,865	2,123,203

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑIA DE INVERSIONES DE ENERGIA S.A.
AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Stated in thousands of Argentine pesos as described in Note 3.b)

	Shareholders Contributions			Retained Earnings

		Inflation Adjustment			Voluntary Reserve	Unappropriated	Total
	Common	to Common		Legal	for Future	Retained	Shareholders’
	Stock	Stock	Subtotal	Reserve	Dividends	Earnings	Equity

Balance as of December 31, 1998	374,123	42,782	416,905	27,494	38,837	45,666	528,902
Distribution of unappropriated retained earnings
to Legal Reserve	—	—	—	4,553	—	(4,553)	—
to Cash dividends	—	—	—	—	(8,244)	(77,256)	(85,500)
Common stock reduction	(61,954)	(7,085)	(69,039)	(5,307)	(5,066)	(3,849)	(83,261)
Net income for the year	—	—	—	—	—	76,862	76,862

Balance as of December 31, 1999	312,169	35,697	347,866	26,740	25,527	36,870	437,003

Common Stock reduction	(53,311)	(6,096)	(59,407)	(4,567)	(4,359)	(6,296)	(74,629)
Distribution of unappropriated retained earnings:
to Legal Reserve	—	—	—	3,843	—	(3,843)	—
to voluntary reserve for future dividends	—	—	—	—	(3,668)	3.668	—
Cash dividends	—	—	—	—	(17,500)	(11,300)	(28,800)
Net income for the year	—	—	—	—	—	45,645	45,645

Balance as of December 31, 2000	258,858	29,601	288,459	26,016	—	64,744	379,219

Distribution of unappropriated retained earnings (1)
to Legal Reserve	—	—	—	2,282	—	(2,282)	—
to voluntary reserve for future dividends	—	—	—	—	14,200	(14.200)	—
Cash dividends (2)	—	—	—	—	(14.200)	(11,300)	(25,500)
Net income for the year	—	—	—	—	—	38,241	38,241

Balance as of December 31, 2001	258,858	29,601	288,459	28,298	—	75,203	391,960

(1)	Resolution of the Ordinary Shareholders’ Meeting held on March 2, 2001 (see notes 8.d and 8.e).

(2)	Resolution of the Directors’ Meeting held on April 3, 2001, October 1, 2001 and December 27, 2001 (see notes 8.d and 8.e).

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑIA DE INVERSIONES DE ENERGIA S.A.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001,2000 AND 1999
(Stated in thousands of Argentine pesos as described in Note 3.b.)

	2001	2000	1999

Cash flows from operating activities Net income for the year	38,241	45,645	76,862
Reconciliation of net income to cash flows from operating activities:
Depreciation of property, plant and equipment	76,362	72,572	44,964
Amortization of intangible assets	11,590	6,519	9,970
Consumption of materials	1,072	667	280
Increase of allowances and provisions	1,628	—	—
Equity in loss of affiliate company	43	—	—
Minority interest	48,476	56,444	46,562
2000 PPI adjustment effect	17,520	(17.520)
Changes in assets and liabilities:
Trade receivables	691	(13,770)	(22,106)
Other receivables	(4,747)	(5,630)	(70)
Inventories	(1,769)	920	(759)
Accounts payable	7,707	7,417	3,052
Payroll and social security taxes payable	1,111	763	(35)
Taxes payable	(12,844)	(5,722)	10,823
Other liabilities	(98)	525	(335)
Interest payable and others	4,403	3,216	5,460

Cash flows from operating activities	189,386	152,046	174,668

Cash flows used in investing activities Capital contributions in affiliate company	(679)	—	—
Additions to property, plant and equipment	(201,978)	(65,967)	(151,323)
Acquisition of government bonds	(10.000)	—	—

Cash flows used in investing activities	(212,657)	(65,967)	(151,323)

Cash flows from (used in) financing activities Proceeds from loans	288,203	314,943	410,111
Payment of loans	(192,384)	(390,571)	(186,653)
Net increase / (decrease) in short-term debt(1)	36,539	19,281	(82,907)
Settlement of hedges of anticipated transactions (2)	(3,590)	—	(19,201)
Common stock reduction	—	—	(2,666)
Dividends paid	(67,623)	(71,325)	(133,169)

Cash flows from / (used in) financing activities	61,145	(127,672)	(14,485)
Net increase/(decrease) in cash and cash equivalent	37,874	(41,593)	8,860
Cash and cash equivalents at the beginning of year	20,824	62,417	53,554

Cash and cash equivalents at the end of year	58,698	20,824	62,414

(1)	Less than three-month maturity.

(2)	See Note 6 “Derivative financial instruments"

     For supplemental information on consolidated cash flows, see Note 5.

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑIA DE INVERSIONES DE ENERGIA S.A.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001,2000 AND 1999
(Stated in thousands of Argentine pesos as described in Note 3.b.
except where otherwise indicated)

1.   ORGANIZATION AND START-UP OF THE COMPANY

     Compañía de Inversiones de Energía S.A. (“CIESA” or “the Company”) was created on December 14, 1992.

     CIESA is currently owned 50% by Pecom Energía S.A. (formerly Perez Companc S.A.) (“Pecom Energía”) and a subsidiary and 50% by subsidiaries of Enron Corp. (“Enron”).

     CIESA, in conjunction with Pecom Energía and Enron, hold approximately 70% of Transportadora de Gas del Sur S.A. (“TGS”), one of the companies created as a result of the privatization of Gas del Estado S. E. (“GdE”) engaged in the transportation of natural gas and production and commercialization of liquid petroleum gases (“NGL”) and other services in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to TGS, which is entitled to a one time extension of ten years provided that TGS has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (“ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting NGL, was transferred along with the gas transmission assets.

     On January 19, 2001 CIESA Shareholders Meeting approved an amendment to its corporate by-laws, related to the expansion of its corporate purpose. This enabled the company to render all services, commercial and industrial, related to the industry of hydrocarbons and electric power, both locally and abroad.

2.   EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN ECONOMIC LEGISLATION AND REGULATIONS

     Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. Later, the Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

     The following are some of the measures adopted by the Government which are still in force as of the date of approval of these financial statements and their effect on the economic and financial position of the Company.

Exchange regime

     On December 23, 2001, the government suspended all activity in the currency exchange markets and on January 6, 2002 created a new exchange regime by establishing an official market and a free exchange market. The government converted U.S. dollar-denominated debts into Argentine peso-denominated debts at an exchange rate of Ps. 1.00 per U.S. dollar for debts other than federal and provincial government debts (the official market) Ps. 1.40 per U.S. dollar for internal federal and provincial government debts (the free exchange market). Thereafter, the exchange rate in the official market was set at Ps. 1.40 per U.S. dollar and the exchange rate in the free exchange market was permitted to float freely in response to changes in supply and demand. When the exchange markets reopened on January 11, 2002, the first published free market exchange rate was Ps. 1.6 per U.S. dollar (selling rate) and Ps. 1.4 per U.S. dollar (buying rate).

     On February 8, 2002, Executive Order No. 260 (Exchange regime) was issued, and provided that as from February 11, 2002 a single free exchange market would channel all foreign currency exchange transactions, to be made at the rates agreed between the parties, pursuant to Argentine Central Bank requirements.

Deposits with Argentine financial institutions

     As set out by Executive Order No. 214, as from February 3, 2002 deposits in US dollars or any other foreign currency with Argentine financial institutions were converted into pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in any other foreign currency. Additionally, there are restrictions on the availability of certain balances in current or savings accounts in US dollars and in time deposits in pesos or in US dollars. These deposits will be returned to their owners in installments, the amount and dates of which depend on the balances recorded. Beginning on February 3, 2002 these re-scheduled deposits have been subject to a reference stabilization index (Coeficiente de Estabilización de Referencia — CER) and interest rate. Alternatively, depositors may choose to receive an amount of up to US$ 30,000 in government securities.

Foreign currency-denominated debts owed to the Argentine financial system

     Executive Order No. 214 provides that debts denominated in US dollars or other foreign currencies owed to Argentine financial system institutions were converted into pesos at a rate of Ps.1 per US$1 or the equivalent amount in a different currency. A benchmark stabilization coefficient (“CER”) and interest rate will be applied to these debts as from February 3, 2002.

Regulatory framework

     In connection with the Emergency Law suspends the application of all clauses providing for indexation or price adjustments in dollars or other foreign currencies. The Emergency Law also establishes contracts for public works and services, a one peso/one US dollar exchange rate for rates and provides for the renegotiation of public utility contracts. The Executive Branch of Government is authorized to renegotiate public service contracts taking account of the following: (a) The impact of the rates on the competitiveness of the economy and on income distribution; (b) the quality of the services and the investment programs, contractually provided for; (c) the interest of users, as well as service access conditions; (d) the safety of the systems concerned and (e) company profits. Prior to renegotiation, parties are required to fulfil their obligations under the existing agreements.

     On February 12, 2002, the Executive Branch of Government issued Executive Order No. 293, which entrusts the Economy Ministry with the renegotiation of contracts with public utility companies and creates a Committee for the Renegotiation of Contracts for Public Works and Services, the members of which were appointed by Executive Order Nº 370 of February 22, 2002; including a consumer representative. This Committee will provide advice and assistance to the Economy Ministry, which must submit a renegotiation proposal or termination recommendation to the Executive within 120 days as from the effective date of Executive Order No. 293, for subsequent submission to the competent committees of Congress.

     The Economy Ministry has recently contacted the companies in order to conduct the renegotiation, so the impact these measures may have on TGS cannot be assessed.

     These events have affected the recovery of claims resulting from the deferral of the invoicing of tariff adjustments according to the variation in the US producer price index (PPI). TGS previously had booked these claims based on its agreement with the Government (and which was ratified by an Executive Order) guaranteeing the claims through the adjustment of future tariff (see Note 7.a).

Contracts denominated in US dollars or containing dollar adjustment clauses

     The Emergency Law also contains provisions governing contracts between private parties existing as of the effective date of the law and providing for payment in foreign currencies or for foreign currency adjustment. In this regard, the law provides for conversion into pesos of all obligations, at an exchange rate of Ps.1 per US$1, with an adjustment according to the CER. Should the obligations become too burdensome and the parties fail to reach agreement, the matter may be referred to the courts so that an equitable value could be fixed. Obligations arising after the passing of the law may not be subject to adjustment clauses.

Loans and debts with non-financial institutions

     Payment obligations denominated in US dollars or other foreign currencies outside the financial system of whatever origin or nature were converted into pesos at the exchange rate of Ps. 1 per US$ 1 or an equivalent amount in any other foreign currency. A reference stabilization index is applied to these re-scheduled deposits as from February 3, 2002. If due to the application of this provision the value of the thing, good or service were to be higher or lower than the value it had at the time of the payment, any of the parties may request a fair price adjustment. If no agreement is arrived at, the parties may seek an adjustment by a court.

Deferral of the exchange variation deduction for income tax purposes

     Net losses originating from the application of the relevant exchange rates to foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law may only be deducted from income tax by up to 20% per annum in each of the first five fiscal years ended after the effective date of the Law.

Exceptional treatment of exchange differences in financial statements – General Resolution No. 398 of the National Securities Commission (Comisión Nacional de Valores – CNV)

     On March 21, 2002, the CNV issued General Resolution No. 398 which provided the temporary possibility of capitalizing exchange differences arising from external financing for the purchase of fixed assets, intangible assets and permanent investments in other companies organized in Argentina, arising as from January 6, 2002, as set out in Resolution M.D. No. 3/02 of the CPCECABA for financial statements closed as from January 31, 2002.

     The above resolution provides for the mandatory capitalization of exchange differences arising from direct financing up to the limit of the recoverable value of the assets, or as an alternative, the capitalization of exchange differences for foreign currency liabilities existing at January 6, 2002 that arose from indirect financing granted for assets eligible for capitalization. In these cases, the resolution sets out certain criteria to be followed in order to determine the allocation of the exchange difference in question to the related assets.

Impact on the Company’s financial and economic position

     The provisions of the Emergency Law modify Regulatory Framework rules applicable to the transportation and distribution of natural gas, in particular the ones providing for tariffs to be calculated in US dollars and stated in pesos and including an adjustment to tariffs by reference to international indexes.

     The measures adopted by the Government and the application of the exchange rates (the latest rate available as of the date of approval of these consolidated financial statements) are estimated to have an impact on the Company’s financial and economic position as of December 31, 2001 which would lead to an exchange loss of Ps. 1,360 millions. The effects of the devaluation and the other measures adopted will be taken into account in the financial statements for the subsequent periods, according to the regulations that professional accounting bodies and supervisory authorities may issue in the future. Based on the regulations issued by the professional associations and supervisory agencies mentioned above, the Company believes that it will be able to capitalize a significant portion of its exchange variations.

     As at the date of these consolidated financial statements there are uncertainties regarding the exchange rate that should be used for the collection and/or settlement of foreign currency assets and liabilities, the above estimate might change once the applicable regulations for each type of transaction are released. If the economic and financial environment or new changes to the law and regulations were to continue to impact on TGS’s financial condition, its ability to comply with its obligations may be affected. Additionally, depending on the interpretation of certain restrictions imposed on financial loans (see Note 6), such clauses may not be complied with. At the date of these consolidated financial statements, TGS is discussing the interpretation of those clauses with its financial creditors in order to adapt them to the present economic conditions in Argentina. If not agreement is reached with its creditors, TGS may be placed in an extreme situation whereby all its financial obligations would become due and payable in the short term, with the difficulties this would imply.

     The Company’s financing derives exclusively from the cash flow proceeding from its investment in TGS. Therefore, the company faculty to fulfil its own obligations or refinance its short-term liabilities has been considerably affected.

The Company’action plan

     As of this date, the Company is negotiating with its financial creditors the restructuring of its liabilities. In addition, TGS’ management is currently defining and implementing an action plan in order to mitigate the major impact of the scenario on the results of the TGS’s operations. Among others, the main measures under implementation are (i) a cost reduction plan to preserve the cash generated by operations; (ii) a decrease in the expected investment plans without thereby affecting normal and reliable operations.

     The impact of the set of measures adopted by the Government on the Company’s consolidated financial statements as of December 31, 2001, has been calculated on the basis of assessments and estimations made by CIESA management as of the date of preparation of the statements. Actual future results could differ from the assessments and estimations made as of the date of preparation of these financial statements and such differences could be significant. Consequently, the Company’s consolidated financial statements cannot state all adjustments that could result from these adverse circumstances. On the other hand, at present it is not possible to predict the evolution of the Argentine economy or its consequences on the Company’s financial and economic position. Accordingly, any decisions to be made on the basis of these consolidated financial statements should take account of the effects of these measures as well as their future evolution, and the consolidated financial statements should be read in light of such uncertain circumstances.

3. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY
OF SIGNIFICANT ACCOUNTING POLICIES

     CIESA’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina (“Argentine GAAP”), and the regulations of the Argentine Securities Commission (“CNV”), which differ in certain respects from generally accepted accounting principles in the United States of America (“US GAAP”). Accordingly, these consolidated financial statements are intended solely to present the consolidated financial position, results of operations and cash flows in accordance with Argentine GAAP. A description of the significant differences between Argentine GAAP and US GAAP and a reconciliation of consolidated net income and shareholders’ equity to US GAAP are disclosed in Note 14. These consolidated financial statements comply with the requirements of Item 17 of Form 20-F and therefore do not include certain additional disclosures required by US GAAP and the Securities and Exchange Commission of the United States of America (“SEC”).

     These consolidated financial statements are intended solely for the use of Perez Companc S.A. in the filing of its Form 20-F with the SEC, and should not be used, circulated, quoted or referred to for any other purpose.

     In accordance with generally accepted accounting principles in Argentina and current Argentine legislation, the presentation of the parent company’s individual financial statements is required. Consolidated financial statements need only to be included as supplementary information. For the purpose of this filing, individual financial statements have been omitted.

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

a) Basis of consolidation

     In accordance with the procedure set forth in Technical Resolution (“TR”) No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”), CIESA has consolidated line by line its Balance Sheets as of December 31, 2001 and 2000 with TGS and Telcosur S.A. (“Telcosur”) and its corresponding statements of income and cash flows with TGS and Telcosur for the years ended December 31, 2001, 2000 and 1999.

     The accounting policies used by TGS and Telcosur are consistent with those applied by CIESA. All significant intercompany accounts and transactions have been eliminated in consolidation.

Detailed data reflecting subsidiaries’ control as of December 31, 2001 and 2000, is as follows:

	Percentage of shareholding and votes

	2001		2000

Company	Direct	Indirect	Direct	Indirect	Closing Date	Legal Address

TGS Telcosur S.A.	55.30 —	— 55.29	55.30 —	— 55.29	December 31 December 31	Don Bosco 3672, 5th Floor, Buenos Aires Don Bosco 3672,
						6th Floor, Buenos Aires

     In late April 2000, ENARGAS issued Resolution N° 1,660 (“the Resolution”) approving a chart of accounts and an accounts manual, including certain valuation, recording and disclosure criteria applicable to gas transportation and distribution companies, effective January 1, 2001. Regarding specific criteria for valuation of property, plant and equipment (described in Note 3.i), the Resolution became effective January 1, 2000. Additionally, on September 18, 2000, ENARGAS issued Resolution N° 1,903 to clarify the definitions and guidelines set forth in the Resolution. Considering both resolutions, TGS has made certain reclassifications to its consolidated financial statements for the year ended December 31, 2000 for comparative purposes with the information for the year ended December 31, 2001.

     ENARGAS, through the above-mentioned resolutions, stipulated that, among others, organizational and pre-operating costs and re-organization costs, shall not be considered as intangible assets. Consequently, ENARGAS required that the net book value of these concepts at December 31, 2000 should be completely amortized during the current fiscal year. In October 2000, TGS filed an appeal before ENARGAS against the Resolution N° 1,903, requesting the overruling of such amortization criteria. As of December 31, 2000, Ps. 24,135 for these concepts were kept in the account “Intangible assets, net”. In December 2000, TGS requested CNV to intercede with ENARGAS in order to continue recording its intangible assets in accordance with the governing Argentine GAAP. TGS started amortizing its organizational and pre-operating costs over a five-year period effective from January 1, 2001. During May 2001, the CNV determined that the new amortization period applied by TGS is reasonable.

b) Presentation of consolidated financial statements in Argentine Pesos

     The Company’s consolidated financial statements include the effects of inflation up through August 31, 1995, utilizing the inflation restatement methodology established in TR N° 6 of the Argentine Federation. Effective September 1, 1995, the Company discontinued the restatement methodology, maintaining the effects of inflation accounted for in prior periods, as provided by the CNV rules.

     The discontinuance of inflation accounting is in compliance with Argentine GAAP, provided that the annual variation in the general level wholesale price index (“GLWPI”) does not exceed 8% per annum. Inflation for each of the years ended since September 1, 1995 was lower than 8%. Consequently, the criteria adopted by the Company is in compliance with Argentine GAAP.

c) Financial statements used for consolidation

     For consolidation purposes for the years ended December 31, 2001, 2000 and 1999, audited consolidated financial statements of TGS as of those dates were used.

d) Derivative financial instruments

     The Company and TGS use derivative instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates and exchange rates. These instruments include a cross currency swap, interest rate caps and foreign currency forward-exchange contracts. In the past, TGS entered into interest rate lock agreements for the purpose of hedging the interest rates of fixed interest rate indebtedness to be subsequently incurred. As a matter of policy, the Company does not use derivatives for trading or speculative purposes. See Note 6 for details on the Company’s derivative instruments activity.

     Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. Interest rate swap and cap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable is included as an adjustment to interest payable. Gains and losses related to interest rate lock agreements are deferred and amortized as an adjustment to interest expense over the same period in which the related interest costs of the new debt issuance are recognized in earnings. The fair value of the derivative instruments is not recognized in the accompanying consolidated financial statements.

e) Amounts in foreign currencies

     The assets and liabilities in foreign currencies as of December 31, 2000 have been valued at the relevant exchange rates in effect as of the end of the year, including accrued interest, if applicable. The assets and liabilities in foreign currencies as of December 31, 2001 have been valued at exchange rate of one peso for each dollar, in effect when the exchange market was suspended according to the Resolution MD N° 1/02 of the Buenos Aires Professional Councils in Economic Sciences (“CPCECABA”) of the Autonomous City of Buenos Aires and with the Resolution N° 392 of the CNV. Such assets and liabilities included accrued interest, if applicable. The respective detail is disclosed in Exhibit G.

f) Revenue recognition

     Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

g) Inventories

     Consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and NGL obtained from natural gas processing at the Cerri Complex. TGS values these inventories at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its recoverable value.

h) Non-current investments

     Corresponds to the Government bonds to be held to maturity, which are disclosed in Exhibit C. Such bonds will be applied towards future tax obligations in the amounts equivalent to 100% of its nominal value. Consequently these investments have been valued at its nominal value including accrued interest at December 31, 2001.

     The investment in GAS LINK S.A. (“LINK”) (see Note 12) at December 31, 2001, has been valued by the equity method, following the provisions established by TR N° 5 of the Argentine Federation. This investment has been calculated based on their respective financial statements as of such date, which were prepared applying criteria similar to those used by the company to prepare its consolidated financial statements. The participation in LINK has been adjusted by Ps. 816 due to the elimination of intercompany profits, following the provisions established by TR N° 5 of the Argentine Federation. Due to this adjustment, LINK’s equity method valued is negative and is registered in the account “Other liabilities” as of December 31, 2001.

i) Property, plant and equipment, net

•	Assets transferred from the privatization of GdE: its value was determined based on the price paid for the 70% of TGS’ common stock which amounted to US$561.2 million. This price was the basis to determine a total common stock of US$801.7 million, which when added to the Initial Debt assumed under the Transfer Contract of US$395 million resulted in a total value for property, plant and equipment of US$1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 3.b).

•	Line pack: represents the natural gas in the transportation system estimated necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 3.b).

•	Additions: valued at acquisition cost, restated for the effects of inflation as described in Note 3.b). TGS capitalizes the net cost of debt used to finance works in progress until such assets are ready to be placed in service. The subsidiary company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, the Resolutions N° 1,660 and N° 1,903 include definitions about which costs should be considered as improvements or maintenance expenses. Repairs and maintenance costs are expensed in the year in which they are incurred.

•	Depreciation: TGS applied the straight-line method with a composite depreciation rate for all assets allocated to transportation service and to the NGL production and commercialization until December 31, 1999.

     Regarding the assets allocated to transportation service, the Resolutions N° 1,660 and N° 1,903 issued by ENARGAS established maximum useful lives applicable to each component of such assets to be applied effective January 1, 2000, which are lower than the useful lives applied by TGS through December, 31, 1999. The impact of higher depreciation expense, derived from the application of such useful lives on CIESA net income for the year ended December 31, 2000, amounted to approximately Ps. 9.7 million. The new useful lives applied by the subsidiary company, disclosed in Exhibit A, do not exceed the maximum useful lives, determined in such resolutions. The resolutions also outline specific criteria for asset retirements. During the fiscal year 2000, in compliance with the provisions stated by ENARGAS in the mentioned resolutions and maintaining the straight line method, the Company changed the above mentioned composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the gas transportation service. The impact of the depreciation criteria change for the assets allocated to the gas transportation service on TGS retained earnings as of December 31, 1999 and the net income for the year ended December 31, 2000, was not material.

     Regarding the assets allocated to NGL production and commercialization, during the fiscal year 2000, maintaining the straight line method, TGS also changed the composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the NGL production and commercialization. The impact of the depreciation criteria change for such assets on TGS retained earnings as of December 31, 1999 and the consolidated net income for the year ended December 31, 2000, was not material.

     For depreciation of all other property, plant and equipment, TGS uses the straight-line method at the rates disclosed in Exhibit A recording the loss or gain on retirement of the assets in income of the year when incurred.

     The recorded value of property, plant and equipment, taken as a whole, does not exceed its recoverable value.

•	TGS capitalized the net cost of external financing of construction work in “Property, plant and equipment, net” until such construction is ready to be put into service. As mentioned in Note 3.n, the capitalized interest during the years ended December 31, 2001, 2000 and 1999 amounted to Ps. 5,680, Ps. 3,299 and Ps. 9,451, respectively.

•	Repair and maintenance costs

     These costs are expensed based on Resolution N° 1660 and Resolution N° 1903 issued by the ENARGAS. Accordingly, the Company expenses the repair and maintenance costs incurred in the main components of the gas transportation system based on the following criteria:

•	For transmission pipelines and high pressure branches, maintenance costs include mains replacements performed in pipelines sections shorter than 100 continuing meters, recoating works in less or equal to 2000 continuing meters of main, smart-pig inspection works, hydrostatic tests, conditioning works in water-crossings, reinforcements and nipples installations. - For compressing plants, overhauls when the supplies’ replacement costs of the turbine compressors is less than 50% of the cost of a new similar unit and does not exceed Ps. 150. This excludes the dismantling and/or repair of the supplies restored. - For measurement instruments, costs of repairs or replacements made on them. - For measurement and regulation stations, supplies replacement of the mentioned units up to the 50% of the costs of replacing a similar unit. If it exceeds the 50% of the cost, it should not be amount to more than Ps. 10 if it is to be expensed as cost.

j) Intangible assets, net

     Intangible assets are valued at historical cost, restated for the effects of inflation as described in Note 3.b), less related accumulated amortization. The amortization of the organization costs, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a deferral period of primarily thirty-five years through December 31, 2000, as described at the beginning of this Note. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 is amortized over a five-year period. The higher intangible assets amortization derived from the rate change amounted to approximately Ps. 3.8 million for the year ended December 31, 2001. The costs of hedging interest rates are deferred over the related loans term. Arrangement costs for the issuance of debt associated to Global Programs, as well as, the issuance debt costs are deferred over the related programs and loan terms, respectively.

k) CIESA, TGS and TELCOSUR Income tax and tax on minimum presumed income of TELCOSUR

     For the year ended December 31, 2001, the Company estimated a tax loss carryforwards due to the Company’s main income source is the equity in earnings in subsidiaries which is non taxable. For the year ended December 31, 2000 the Company accrued the respective income taxes using the 35% rate on their estimated taxable income for the fiscal year, without considering the effect of temporary differences between the accounting income and the taxable income. CIESA’s taxable income for this year amounted to Ps. 19 million and was totally offset by the tax loss-carryforwards accumulated as of the beginning of 2000. The Company does not recognize deferred taxes.

     TGS and TELCOSUR accrued their respective income taxes using the 35% rate on their estimated taxable income for the fiscal year, without considering the effect of temporary differences between the accounting income and the taxable income. TGS’ Income tax accrual included in “Taxes payable” net of advanced payments amounting to Ps. 9,796 and Ps. 18,238 as of December 31, 2001 and 2000, respectively.

     Additionally, TELCOSUR accrues the tax on minimum presumed income using the 1% rate on the computable assets as of the end of each year. This tax is complementary to income tax. TELCOSUR’s final tax liability will be equal to the highest of both taxes. However, should the tax on minimum presumed income exceed the income tax, in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

     As of December 31, 2001, TELCOSUR did not accrue income tax due to the existence of accumulated income tax loss carryforwards and TELCOSUR accrued Ps. 19 and Ps. 13 as tax on minimum presumed income as of December 31, 2001 and 2000, respectively, which were recorded in the account “Other non-current receivables”. Based on the paragraph above, TELCOSUR’s management estimates that such taxes receivables are fully recoverable. As of December 31, 2001, TELCOSUR income tax loss carryforwards amounted to approximately Ps. 0.8 million, which may be applied to compensate future income tax through 2005. In each fiscal year in which a tax loss carry-forward is applied, the tax benefit (effect of the tax rate on the used tax loss carry-forward) will be materialized as long as actual income tax (net of compensation) is equal to or higher than the minimum presumed income tax but will be reduced by any excess of the minimum presumed income taxes over the actual income tax.

l) Allowances and provision for contingencies

     The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

     The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

     The detail of allowances and provisions is disclosed in Exhibit E.

m) Shareholders’ equity accounts

     These accounts have been restated for the effects of inflation as described in Note 3.b), except for “Common Stock” which is valued at original cost. The effect of the adjustment to restate this account as described in Note 3.b) has been disclosed in the account “Inflation Adjustment to Common Stock”.

n) Income statement accounts

     Expenses related to depreciation and amortization of non-monetary assets have been restated for the effects of inflation as described in Note 3.b).

     “Financial results” consists mostly of interest, generated by assets and liabilities. Interest generated by liabilities is shown net of interest capitalized on “Property, plant and equipment, net” for Ps. 5,680, Ps. 3,299 and Ps. 9,451 during the years ended December 31, 2001, 2000, and 1999 respectively.

o) Impairment of long-lived assets

     The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

4. CONSOLIDATED BUSINESS SEGMENT INFORMATION

     TGS’ principal business is to provide natural gas transportation service through its pipeline system. Also, TGS produces and commercializes NGL at the Cerri Complex and renders other non-regulated services.

     Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other (expenses) income, net; equity in loss of affiliate; net financial expense and income tax expense. See Note 7.a) for recording of the US producer price index-industrial commodities- (“PPI”) loss related to gas transport tariffs for the years ended December 2001 and 2000.

     Assets identifiable with each segment are those used by TGS and TELCOSUR to develop each business. Assets that cannot be identified with a specific segment have been grouped under “Corporate” and include investments, among others.

There is not any revenue between the business segments.

		NGL production and
For the year ended December 31, 2001	Gas Transportation	commercialization	Other services	Corporate	Total
Net revenues	422,389	102,893	16,368	—	541,650
Operating income (loss)	305,261	39,687	2,526	(29,792)	317,682
Depreciation of property, plant and equipment	56,631	10,792	3,730	5,209	76,362
Additions to property, plant and equipment (includes work in progress)	153,139	4,545	33,431	1,326	192,441
Identifiable assets	1,899,650	179,779	88,096	100,340	2,267,865

		NGL production and
For the year ended December 31, 2000(1)	Gas Transportation	commercialization	Other services	Corporate	Total
Net revenues	384,090	68,271	27,288	—	479,649
Operating income (loss)	275,115	40,744	4,342	(25,248)	294,953
Depreciation of property, plant and equipment	52,194	10,597	3,554	6,227	72,572
Additions to property, plant and equipment (includes work in progress)	47,926	3,245	7,585	2,380	61,136
Identifiable assets	1,811,327	198,595	56,794	56,487	2,123,203

(1)	See Note 3.

		NGL production and
For the year ended December 31, 1999(1)	Gas Transportation	commercialization	Other services	Corporate	Total
Net revenues	353,438	62,774	14,059	—	430,271
Operating income (loss)	277,804	33,444	8,413	(23,677)	295,984
Depreciation of property, plant and equipment	25,732	10,929	3,223	5,080	44,964
Additions to property, plant and equipment (includes work in progress)	125,264	6,316	11,394	4,120	147,094
Identifiable assets	1,783,563	195,099	60,819	103,072	2,142,553

(1)	See Note 3.

     TGS provides credit in the normal course of its gas transportation business principally to gas distribution companies, Pecom Energía, Profertil S.A. (“Profertil”) and YPF S.A. (“YPF”). Concentration of credit and principal customers gross revenues from gas transportation for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001		2000		1999

Gas Transportation:	Gross Revenues	Trade Receivables	Gross Revenues	Trade Receivables	Gross Revenues

MetroGas S.A.	172,531	18,106	169,405	16,090	169,560
Camuzzi Gas Pampeana S.A.	76,190	9,991	74,057	7,627	75,015
Gas Natural BAN S.A.	56,226	6,196	50,553	5,728	49,597
Pecom Energía	21,042	2,472	18,933	1,863	16,918
Camuzzi Gas del Sur S.A.	15,657	3,126	15,507	1,422	17,518
Profertil	13,176	1,129	8,568	1,124	1,191
YPF	8,568	1,894	10,880	1,049	12,594

     The principal customers in NGL production and commercialization segment are Polisur S.A., Repsol YPF Trading and Transporte S.A. (“RYTTSA”), Petrobras International Finance Company (“Petrobras”) and YPF. The amounts of trade receivables and gross revenues for these customers for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001			2000			1999
NGL production and
commercialization:	Gross Revenues		Trade Receivables	Gross Revenues		Trade Receivables	Gross Revenues

Polisur S.A.	30,674	(1)	4,017	12,615	(1)	7,439	10,613	(1)
RYTTSA	21,342		1,476	—		—	—
Petrobras	8,943	(1)	2,710	20,258	(1)	7,950	17,508	(1)
YPF	7,963		1,474	19,249		3,885	22,864

(1)	Such amounts in the table above reflect NGL production and commercialization services derived from their sale on behalf of third parties.

5. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

     In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to the year’s net income to obtain the cash flows from operating activities.

     Cash paid for income tax and interest during the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999

Income tax	69,364	77,180	60,224
Interest (net of capitalized amounts)	116,322	123,112	101,060

     Non-cash investing activities for the years ended December 31, 2001, 2000 and 1999 include fixed assets acquisitions amounting to Ps. 6,813; Ps. 16,715 and Ps. 21,546 unpaid at such dates, respectively, as well as the financed acquisition of fixed assets, which amounted to Ps. 365 at December 31, 2001.

     Financing activities which did not affect cash flows for the year ended December 31 2000 are related to the reduction of CIESA common stock amounting to Ps. 74,629 (see Note 8.a)

6. LOANS

     At December 31, 2001, CIESA and TGS are a party to various short-term credit agreements with a total outstanding amount of Ps. 475,691. These loans mainly include US$ 100,000 from the third issuance of notes of TGS under the 1993 Global Program which bears interest at 2,81%, US$ 223,343 from the issuance of notes of the Company and approximately Ps. 20,479 from loans in yen currency, as described below. The weighted average interest rate as of December 31, 2001 for such agreements without the issuances of notes above described is approximately 6,04%.

Long-term debt outstanding at December 31, 2001 and 2000 consisted of the following:

	2001	2000

- 1993 Global Program: Floating rate notes due 2002 (1)	—	219,110
-1993 Global Program: Series 3 Floating rate notes due 2002	—	100,000
-Inter-American Development Bank (“IDB”) Loans due through 2011 (interest rates between 5.72% and 10.19%)	326,000	326,000
-1999 Global Program: Series 1 Floating rate notes due 2003, current interest rate of 6.32%	150,000	150,000
-1999 Global Program: Series 2 due 2003, interest rate of 10.38% (2)	149,809	149,541
-2000 Global Program: Series 1 Floating rate notes due 2006, current interest rate of 4.33%	200,000	—
-Other bank borrowings due through 2006 (interest rates ranging between 3.29% and 4.37% in 2001)	16,986	29,675

	842,795	974,326

(1)	Net of non- accrued commissions.

(2)	Net of issuance discounts.

Detailed information on significant debt of the Company as of December 31, 2001, is as follows:

•	Debt issuances under Global Programs:

     CIESA’s Floating Rate Notes due April 22, 2002

At CIESA Shareholders’ Meeting held on December 13, 1996, the issuance of US$ 220 million notes (under the form of “Negotiable Obligations” in Argentina) was approved. Notes were issued on April 22, 1997 and are due on April 22, 2002. The Company is entitled to choose the length of each interest period. Interest period outstanding as of December 31, 2001, finishes on January 22, 2002. Interest is calculated based on LIBOR plus 2% per annum for the first year increasing up to 2.70% per annum for the last two years. The CNV and the Bolsa de Comercio de Buenos Aires (“BCBA”) have authorized the public offering of the notes. Underwriters’ fees are amortized over the life of the issuance and disclosed as a lower liability in the Consolidated Balance Sheet as of the end of the year. Proceeds from this issuance were used to cancel a US$ 220 million loan granted on May 20, 1996 by a group of banks led by Société Générale, Supervielle Société Générale and Goldman, Sachs & Co. The amortization of the notes will be produced in a single installment on April 22, 2002. Such amortization is affected by the effects of devaluation of peso and other amendments to the economic rules described in Note 2. As of the date of the issuance of these financial statements, the management of the Company is assessing alternatives for the payment of these notes. Additionally, as of such date there are no commitments from the company shareholders for an eventual refinancing of the debt.

     1993 Global Program

At TGS Shareholders’ Meeting held on August 27, 1993, the establishment of a Global Program for the issuance of short and medium Term Notes (Eurocommercial Papers (“ECP”) and Euro Medium Term Notes (“EMTN”), respectively) was approved. The Program allowed an aggregate notional outstanding amount at any given time of US$ 350 million. At the TGS Shareholders’ Meeting held on March 6, 1996, the maximum amount of this Program was increased to US$ 500 million. The Global Program had been registered with the Bolsa de Comercio de Buenos Aires (“BCBA”) and the CNV.

The outstanding Series 3 Notes under this Global Program as of December 31, 2001, consists of five-year registered notes due December 18, 2002, in one payment for an aggregate amount of US$ 100 million bearing interest at six-month LIBOR plus 0.65% through the first year, stepping up to 0.85% in the fifth year. The notes were approved for trading in the BCBA. Net proceeds from the placement were used to debt refinancing, to finance capital expenditures and working capital needs.

     1999 Global Program

The TGS Shareholders’ Meeting held on February 17, 1999, ratified the authorization given by the TGS Shareholders’ Meeting held on February 17, 1998, for the creation of a new US$ 500 million Global Program, to replace the 1993 Global Program which expired at the end of 1998. This program has been authorized by the CNV, the BCBA and the Luxembourg Stock Exchange. The outstanding notes under this Global Program as of December 31, 2001, are as follows:

•	Series 1: Medium-term (3 years) registered notes in an aggregate principal amount of US$150 million, maturing in a single payment on March 27, 2003. The notes bear interest at 30, 60, 90 or 180 days LIBOR, as TGS may choose, plus 2.25% through the first year, stepping up to 3% in the third year. The next interest payment will be due on January 28, 2002. The BCBA authorized the public trading of this issuance. Net proceeds from this transaction were applied to refinance the issuances under the 1997 Global Program, created in February 1997 for a term of 36 months and whose last issuances were cancelled on March 27, 2000.

•	Series 2: Medium-term (3 years) registered notes in an aggregate principal amount of US$150 million, issued at a price of 99.694%, maturing in a single payment on April 15, 2003. The notes bear interest at an annual fixed rate of 10,38%, payable semi-annually. The Luxembourg Stock Exchange, BCBA and Mercado Abierto Electrónico have authorized the public trading of this issuance. Net proceeds from this transaction were exclusively used to prepay and partially refinance the second issuance under the 1996 Global Program, which matured in June 2000.

     2000 Global Program:

The TGS Shareholders’ Meeting held on February 22, 2000, approved the creation of a new Global Program for the issuance of short and medium-term notes for a maximum outstanding amount of US$ 300 million, in order to replace the 1997 Global Program. This program has been authorized by the CNV, the BCBA and the Luxembourg Stock Exchange. The outstanding notes under this Global Program as of December 31, 2001, medium-term (5 years) registered note in an aggregate principal amount of US$ 200 million with final maturity on April 24, 2006, which was privately placed. Debt will be paid in five equal semiannual installments with a 36-month grace period. The note bears interest at LIBOR, plus 1.955% annual, payable quarterly. The note was acquired by the financial trust “Titan TGS 2001” and is the underlying assets of the Class “A” and “B” notes issued by such trust, Class “A” notes are covered through an insurance provided by “Overseas Private Investment Corporation” (“OPIC”), that covers risk of non-convertibility of local currency, transfer restrictions imposed by the government and expropriation. Proceeds from this transaction will be applied to finance the investment plan for the period 2001-2003. Pending the application of these funds to such purpose they were partially used to repay the first issuance under the 1996 TGS Global Program that amounted to US$ 150 million and matured on April 25, 2001.

•	IDB loans

In the first half of 1999, TGS collected funds from the IDB loan agreement which total US$ 226 million. The transaction has a final maturity of 12 years, with a five-year grace period which results in an eight and a half-year average life. The IDB loan agreement is structured through an A loan disbursement of US$ 50 million which is funded by the IDB and a B loan disbursement of US$ 176 million which was raised through a private placement to foreign investors. IDB is the lender of record and administrator for both the A and B loans disbursements. The transaction was priced at 450 basis points over an average US Treasury bond interest rate settled at 5.15% (for US$ 200 million) and at 375 basis points over LIBOR (for the remaining US$ 26 million). The proceeds of the transaction were received with the purpose of financing part of the capital expenditures over the period 1998-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

Additionally, in November 1999, TGS received another loan which totals US$ 100 million from the IDB loan agreement mentioned above. The transaction has a final maturity of eleven and a half years, with a four and a half-year grace period and an eight-year average life. The IDB loan agreement is structured through an A loan disbursement of US$ 25 million which is funded directly by the IDB and a B loan disbursement of US$ 75 million which was raised through a private placement to foreign investors. The transaction was priced at 420 basis points over an average US Treasury bond interest rate settled at 5.99%. The proceeds of the transaction were received with the purpose of financing part of TGS capital expenditures foreseen for the period 1999-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

•	Other TGS bank borrowings:

Include credit lines granted by the Export Import Bank of USA (“Eximbank”) payable over five years in semi-annual installments accruing interest at 180-day LIBOR plus 0.20% or 0.40% per annum depending on the credit line. As of December 31, 2001 and 2000, the current outstanding principal of such debt amounted to 6,680 and 7,052, respectively, and the non-current portion amounted to Ps. 8,212 and Ps. 14,891, respectively.

At December 31, 2001, the current portion includes borrowings amounting to approximately 2.4 billion of yens (representing approximately US$ 20 million at the exchange rate in effect at the inception of the agreements).

•	Covenants:

According to the conditions of the issuance, the Company must comply with restrictive covenants, which include, among others, the following:

i)	Restrictions to create liens: as long as any note issued remains outstanding, the Company may not create any lien securing debt assumed after April 22, 1997, which in the aggregate exceeds US$ 10 or US$ 20 million, unless the lien is confined solely to finance, in full or in part, the purchase or construction of the assets so encumbered.

ii)	Restrictions on the level of indebtedness: CIESA’s consolidated debt may not exceed 60% of the sum of such consolidated debt plus the difference between its consolidated assets and liabilities.

iii)	Interest coverage ratio: consolidated net income before interest expense, income tax, depreciation and amortization, may not be lower than 2.5 times consolidated interest and rental expenses.

iv)	CIESA must maintain a direct ownership of at least 51% of the voting capital stock of TGS.

Additionally, TGS must comply with the restrictive covenants contained in its debt agreements which include, among others, the following:

i)	Restrictions to create liens: as long as any note issued remains outstanding, TGS may not encumber its assets or its present or future revenues with debt incurred which in the aggregate exceeds US$ 10 million or US$ 20 million (as applicable, according to the respective TGS Global Program), unless TGS finances, in full or in part, the purchase or construction of the assets so encumbered.

ii)	Restrictions on the level of indebtedness: as of the closing date of annual and/or interim financial statements, debt assumed by TGS may not exceed 60% or 65% (as applicable, according to the respective TGS’s Global Programs) of the sum of total debt plus shareholders’ equity, Additionally, under the IDB loan agreement, debt assumed by TGS may not exceed 65% of the sum of total debt plus shareholders’ equity, minus intangible assets, deferred issuance discounts and other similar to them.

iii)	Restrictions on the EBITDA (defined as earnings before net financial expense, income tax, depreciation and amortization) to “Net financial expense” ratio: this ratio must not be less than 2,5 at the closing of each annual or interim financial statement.

Regarding the peso argentino devaluation and the economic rules modifications about the future compliance of the restrictions mentioned above, see Note 2.

•	Derivative financial instruments:

     Currency and interest-rate swap to hedge foreign-currency debt

On January 26, 2000, TGS entered into a currency and interest-rate swap agreement with Bank of America to effectively convert its 0.6 billion Yen-denominated six-month LIBOR plus 1.125%-interest-rate debt (included in other bank borrowings) to U.S. dollar-denominated six-month LIBOR plus 1.36%-interest-rate debt for a notional amount of US$ 6.1 million maturing on January 28, 2002. The notional amount of this derivative instrument does not represent an asset or liability of the Company, but, rather, is the basis for the settlements under the contract terms. Although this agreement is denominated in U.S. dollars, it was intended to protect TGS from the fluctuations of the exchange rate between the Argentine Peso and the Yen, considering the Convertibility Law in force at the inception date.

     Foreign currency forward-exchange contracts

During the year ended December 31, 2001, in order to provide a protection against the effects of foreign currency fluctuations on Yen-denominated short-term debts (included in other bank borrowings), TGS entered into two foreign currency forward-exchange contracts with Banco Bilbao Vizcaya Argentaria to buy an aggregate amount of 1.8 billion of Yens maturing in June and September 2002. Although these agreements are denominated in U.S. dollars, they were intended to protect TGS from the fluctuations of the exchange rate between the Argentine Peso and the Yen, considering the Convertibility Law in force at the inception date.

     Interest rate caps

In August 2000, the Company entered into interest rate cap and collar agreements with major financial institutions for the three-month LIBOR of US$ 220 million related to the Company’s Negotiable Obligation mentioned above. Through the cap agreement, the Company set the three-month LIBOR at an annual cost of 7% for US$ 66 million. Therefore, if during any three-month period the level of the mentioned rate is lower than 7% annual, the Company will pay the effective three-month LIBOR of the period. On the other hand, through the collar agreements, the Company set the three-month LIBOR at an annual cost of 7.35% for US$ 154 million if in any three-month period the level of this rate is higher than 7.35%. However, if during any period the level of the mentioned rate is lower than 6.64% annual average, the Company will have to pay 6.64% for such period. These agreements are effective from October 18, 2000, to April 22, 2002. Premiums paid by the Company amounted to US$ 0.2 million.

From time to time, TGS enters into interest rate cap agreements with major financial institutions to manage the impact of interest rate changes on its variable rate debts. Premiums paid are recognized as intangible assets in the accompanying consolidated balance sheets and are being amortized over the term of the respective debt.

In August 2000, TGS entered into interest rate cap agreements associated to the third issuance under the 1993 Global Program, through which TGS set the six-month LIBOR at an annual cost of 7% only to the extent that during any semi-annual period the level of this rate fluctuates between 7% and 8%. These agreements have an aggregate notional amount of US$ 100 million and mature on December 18, 2002. Premiums paid by TGS amounted to US$ 0.3 million.

In July 2001, TGS entered into interest rate cap agreements associated to the first issuance under the 1999 Global Program, through which TGS set the LIBOR at an annual cost of 4.75%. These agreements have an aggregate notional amount of US$ 150 million and mature on March 27, 2003. Premiums paid by TGS amounted to US$ 0.7.

In July 2001, TGS also entered into interest rate cap with knock-out agreements associated to the first issuance under the 2000 Global Program, through which TGS set the 3-month LIBOR at an annual cost of 5.25%. However, in the event LIBOR at the beginning of any interest period is equal or greater than 8%, TGS will pay LIBOR for such interest period. These agreements have an aggregate notional amount of US$ 200 million and mature on April 24, 2006. Amortization of the above mentioned issuance is in five semi-annual installments starting April 24, 2004 and matches the amortization schedule of these agreements. Premiums paid by TGS amounted to US$ 2.9 million.

     Interest rate lock agreements

From time to time, TGS uses interest rate lock agreements to hedge the risk that the cost of a future issuance of fixed-rate debt may be adversely affected by changes in interest rates.

     In 1998, TGS entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which TGS locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. In settlement of these agreements, the Company made payments totaling Ps. 11 million in March and April 1999. The settlement cost of these agreements was recorded as intangible assets in the accompanying consolidated balance sheets and is being amortized over the term of the loan agreement.

     In addition, TGS had entered into a hedge transaction which locked in the rate on the 5-year US Treasury Bond at 5.62%. The hedge transaction was entered in contemplation of a US$ 200 million debt issuance based on the 5-year US Treasury rate to refinance the first issuance under the 1993 Global Program. Given the instability in the capital markets, TGS made the second issuance under the 1996 Global Program amounting to US$ 200 million and with an 18-month maturity. Consequently, the approximate Ps. 8 million cost of such hedge agreement settled in January 1999 (recorded as financing cost in intangible assets) is being amortized over such period.

7. REGULATORY FRAMEWORK APPLICABLE TO TGS

a) General:

     TGS natural gas transportation business is regulated by Law No, 24,076 (“the Natural Gas Act”), and by regulations issued by ENARGAS, who is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs must be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established upon the privatization and may be adjusted, prior authorization, in the following cases: (i) semi-annually to reflect changes in the PPI and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs must be adjusted to reflect non-recurring circumstances or tax changes, other than income tax.

     In 1996 and 1997, ENARGAS conducted the first rate review process. In 1996, ENARGAS set the weighted average cost of capital to be used for the determination of the efficiency and investment factors at 11.3% per annum. As a result of the rate review process which ended in December 1997, TGS gas transportation rates suffered a one-time decrease of 6.5% effective January 1, 1998, based on the application of the efficiency factor determined by ENARGAS for the second five-year period, 1998-2002. In connection with the investment factor, ENARGAS approved the application of periodic increases through January 2002 to TGS’s tariffs resulting in a total weighted average of 2.6% as of that date to compensate TGS for approximately US$ 70 million in investments which principally include the modifications to the Great Buenos Aires high-pressure ring, the expansion of the Cordillerano Pipeline in Western Argentina, and enhancements to the General San Martín pipeline in preparation for future expansions.

     In January 2000, ENARGAS, through its Resolution N° 1,470, and with the previous consent of the gas transportation and distribution companies, approved the postponement of the 3.78% PPI adjustment (which corresponds to the first semester of the year 2000) until July 1, 2000. In August 2000, the Executive Branch issued Decree N° 669/00, based on an agreement signed by the Federal Energy Bureau, representing the Ministry of Economy, ENARGAS and TGS, together with other gas licensee companies. This decree established that the revenues accrued during the first half of 2000 plus interest accrued for the application of the PPI adjustment mentioned above, would be billed, through a tariff increase, in a twelve-month period starting July 1, 2000. In addition, such decree provided for the deferral of any PPI adjustment from July 1, 2000, until June 30, 2002 (the PPI increases effective from July 1, 2000, January 1, 2001 and July 1, 2001 were 2.32%, 4.01% and 0.44%, respectively). Accrued revenues related to PPI adjustments, plus interest, would be included in an accrual fund, provided that such accrual fund remains within specific limits, and would be billed, through a tariff adjustment, in a twenty four-month period starting July 1, 2002. In late August 2000, Administrative Contentious Federal Trial Court N°8 granted a precautionary measure requested by the Ombudsman and ordered the suspension of the application of Decree N°669/00, since, in the opinion of the Court, the allegation that the application of the PPI adjustment contradicted Law N° 23,928 of Convertibility, constituted a reasonable ground to request the suspension of Decree N° 669/00. This measure was subsequently appealed by the Federal Executive Branch, ENARGAS and the majority of licensees companies. In October 2001, the Chamber of Appeals reconfirmed this preventive measure, until judgment on the matter is pronounced, TGS filed an extraordinary appeal before the Supreme Court of Justice (“SCJ”) against such confirmation, tending to revoke such preventive measure.

     In August 2000, January 2001 and July 2001, ENARGAS notified TGS that this company was to abide by the court order, although decree N°669/00 had not been declared null. Therefore, ENARGAS requested that the effects of this decree would not be applied on the tariffs, which should keep the value in force during the first half of the year 2000 until there would be a final court decision. TGS requested ENARGAS to reconsider the decision of applying the tariff level in place prior to the issue of the Decree N°669/00 and to apply the tariffs resulting from the Resolution N° 1,470, mentioned above.

     As of December 31, 2001, TGS had recorded the higher revenues derived from the application of the Decree 669/00, considering, among others, that i) the deferral of the mentioned tariff adjustment billing is a financing method mandated by the Argentine Government related to rendered services regardless of future services to be provided to customers and ii) in case the deferral could not be billed to customers, TGS should receive a compensation from the Argentine Government for the amounts not billed as a result of services already provided.

     As a result of the default on its foreign debt payments declared by the Argentine Government in December 2001 and the approval of Law No. 25,561 (Emergency and Exchange Rate Law) in January 2002, as described in Note 2, which eliminates tariff indexing covenants based on US dollar exchange rate fluctuations, foreign price indices or any other indexing procedure, establishing a conversion rate of one peso equal to one US dollar for tariffs, and the re-negotiation of public utility contracts with no clearly defined scope, among other provisions, the transfer of the PPI to tariffs, which TGS legitimately claimed, is improbable, as the possibility of recovering it through the Argentine Government is subject to future events, which are beyond TGS control.

     Given the current scenario, in these consolidated financial statements TGS has recorded a loss of Ps. 57,639 corresponding to the effect of the net income accrued in 2001 and 2000, regarding the deferral of adjustments based on the PPI in the caption “Other income (expenses), net”, which does not mean that TGS waives the rights and the actions it is entitled to according to express provisions contained in the Regulatory Framework. Such rights and actions will be maintained and exercised in every legal and administrative instance even in the renegotiation process under the Law N° 25,561.

     During 2000, TGS had begun the second five-year rate review process. On February 8, 2002, ENARGAS notified TGS about the suspension of the terms of such process until the results of the renegotiation process above mentioned is available.

     TGS’s management believes that as a result of such License renegotiation process, no adverse effects will be recorded on the assets and results of operations.

     The NGL production and commercialization and other services segment is not regulated by ENARGAS and, as provided in the Transfer Contract, is organized as a division within TGS and maintains separate accounting information.

     The License stipulates, among other restrictions, that TGS may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA’s creditors.

b) Essential assets:

     A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, TGS is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

     TGS may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without ENARGAS prior authorization. Any expansion and improvement that TGS may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

     Upon expiration of the License, TGS will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i)	The net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS.

ii)	The net proceeds of a new competitive bidding.

8. COMMON STOCK AND DIVIDENDS

a) General:

     The Company was incorporated on December 14, 1992 with a common stock of Ps. 12, and was registered with the Public Register of Commerce on December 21, 1992.

     Capital contribution made by the owners to acquire 70% of TGS common stock, was initially recorded as an irrevocable contribution against future share subscriptions. As disposed by an Extraordinary Shareholders’ Meeting held on December 20, 1993, such contribution was thereafter capitalized as ordinary and preferred shares in the amounts of Ps. 286,511 and Ps. 204,846, respectively. The capital increase and the amendments to TGS’s by-laws were registered with the Public Register of Commerce on May 2, 1994.

     On February 24, 1994, the Extraordinary Shareholders’ Meeting approved the capitalization into ordinary shares of an irrevocable contribution against future share subscription amounting to Ps. 21,900 and the partial conversion into ordinary shares of Ps. 1 nominal value and right to one vote per share of 65,700 preferred shares, effective January 24, 1994. The capitalization was registered with the Public Register of Commerce on October 26, 1994.

     The CIESA Extraordinary Shareholders’ Meeting held on November 16, 1994 approved the redemption of the remaining 139,145,625 outstanding preferred shares. Such redemption was registered with the Public Register of Commerce on May 10, 1995.

     The CIESA Extraordinary Shareholders’ Meeting held on November 26, 1999 approved a voluntary common stock reduction up to a nominal value of Ps. 75,203, in proportion to each shareholder’s interest in TGS, representing 75,203,177 shares of Ps, 1 nominal value each (38,353,619 Class “A” shares and 36,849,558 Class “B“shares). In such meeting a reimbursement amount of Ps. 101,066 was settled based on book value (equity method) as of September 30, 1999 payable through the 100% transfer of TGS’s shareholdings in CIESA Inversora S.A. and Enron de Inversiones de Energía S.A. and the remainder, through a partial transfer of TGS Class “B” shares. In addition, TGS’ shareholders authorized the Board of Directors to decrease the amount of such common stock reduction.

     On December 28, 1999, considering the decision adopted in such Extraordinary Shareholders’ Meeting, CIESA’s Board of Directors decreased the amount of the common stock reduction to a nominal value of Ps. 61,954 representing 61,954,364 shares of Ps. 1 nominal value each (31,596,726 Class “A” shares and 30,357,638 Class “B” shares) effective October 1, 1999. A reimbursement amount of Ps. 83,261 was settled based on book value (equity method) as of September 30, 1999, payable through the 100% transfer of TGS’s shareholdings in CIESA Inversora S.A. and Enron de Inversiones de Energía S.A. and the remainder, through a transfer of 34,750,616 TGS Class “B” shares, in proportion to each shareholder’s interest in TGS. The mentioned common stock reduction and the amendments to TGS’s by-laws were registered with the Public Registry of Commerce on March 2, 2000. After this TGS shares transfer, CIESA held a shareholding interest in TGS of approximately 62.35%.

     In addition, the Extraordinary Shareholders’ Meeting held on January 12, 2000, approved a new voluntary common stock reduction amounting to a nominal value of Ps. 86,193, representing 86,193,406 shares of Ps. 1 nominal value each, in proportion to each shareholder’s interest in TGS. A reimbursement amount of Ps. 115,836 was setted based on book value (equity method) as of September 30, 1999. In such meeting, the shareholders resolved to perform the reduction in various stages: the first one up to a nominal value of Ps. 79,088, in proportion to each shareholder’s interest in TGS, representing 79,087,983 shares of Ps. 1 nominal value each. A reimbursement amount of Ps. 106,287 was settled based on book value (equity method) as of September 30, 1999, payable through the transfer of up to 82,767,490 TGS Class “B” shares. Also, in such Shareholders’ Meeting the Board of Directors was authorized to: (i) reduce the nominal value of the first stage of the common stock reduction, (ii) define the amount and time of future stages, in proportion to each shareholder’s interest in TGS, provided that the total amount of the stages of the common stock reduction do not exceed the Ps. 86,193 face value, as approved by TGS’s shareholders.

     On February 7, 2000, considering the decision adopted by the Extraordinary Shareholders’ Meeting held on January 12, 2000, CIESA ´s Board of Directors approved, effective January 1, 2000, the first stage of the second voluntary common stock reduction for a nominal amount of Ps. 53,311, representing 53,310,421 shares of Ps. 1 nominal value each (27,188,315 Class “A”shares and 26,122,106 Class “B” shares) in proportion to each shareholder’s interest in TGS, a reimbursement amount of Ps. 74,629 was settled based on book value (equity method) as of December 31, 1999, payable through the transfer of 56,070,288 TGS Class “B” shares. The common stock reduction represented an approximately 17% decrease thus reducing in equal proportion the rest of the accounts of TGS’s shareholders equity, as disclosed in the Statement of Changes in Shareholders’ Equity. The mentioned common stock reduction and the amendments to TGS’s by-laws were registered with the Public Registry of Commerce on March 23, 2000. After the latter TGS shares transfer, CIESA reduced its shareholding interest in its controlled Company to approximately 55.30%.

     As of December 31, 2001, CIESA’s common stock subscribed, paid in and issued is composed of:

Number of common shares
Classes of Stock	Subscribed, paid in and issued

Common shares, Ps. 1 nominal value, 1 vote per share
Class “A” shares	132,017,627
Class “B” shares	126,840,468

258,858,095

b) Limitation of the transfer of CIESA’s shares:

     The Bid Package for the privatization of GdE stipulates that prior authorization of ENARGAS shall be required in the following instances:

·	Transfer of Class “A” shares representing 51% of the common stock unless such transfer is made within companies belonging to the same economic group.

·	When any shareholder of TGS has qualified due to the shareholders’ equity, guarantee and/or technical background of its parent company and the latter sells its shares to other shareholders, or the current management is discontinued.

·	Any other corporate action implying a reduction in ownership interest.

c) Limitation of the transfer of TGS’ shares:

     In case TGS wishes to reduce its common stock, redeem its shares or distribute any part of its equity, except for the dividends payment in accordance with the provisions of the Argentine Business Associations Law, it should require prior authorization from ENARGAS.

     Prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders under subscribed agreements among them must be obtained for the transfer of TGS’ common shares if such sale reduces CIESA’s shareholding below 51% of TGS’ capital stock (Class “A” shares). The Bid Package states that ENARGAS’s approval will be granted, provided that:

·	The sale covers 51% of TGS’ common stock or, if the proposed transaction is not a sale, the act of reducing the shareholding will result in the acquisition of a shareholding of not less than 51% by another investor company (“the applicant”).

·	The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

     The breach of any of the restrictions mentioned above shall result in the termination of TGS License to operate as a carrier.

     TGS is obligated to maintain the authorization to offer its common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic’s authorized securities markets for a minimum period of fifteen years from the respective dates on which such authorizations were granted.

     The Argentine Government initially held a 27% shareholding in TGS represented solely by Class “B” shares. A substantial part of such shares was sold in 1994 through a local and international public offering. Outside Argentina, the shares were offered under the form of American Depositary Shares (“ADSs”) representing five shares each. The ADSs issued in the United States of America are SEC registered and traded on the New York Stock Exchange. The Government’s remaining TGS shares, representing approximately a 2% shareholding in TGS, was sold to local and foreign investors during 1996.

d) Dividend distribution:

     For the fiscal year ended December 31, 2000, the Company paid cash dividends amounting to Ps. 11,300, which was paid in advance in October 2000 based mainly on 2000 first half earnings. Additionally, the CIESA Annual Ordinary Shareholders’ Meeting held on March 2, 2001 approved a voluntary reserve for future dividends amounting to Ps. 14,200, which submitted in the Board of Directors the distribution, opportunity and amount of such reserve. In this case, the board of Directors Meeting held on April 3, 2001 approved a cash dividend distribution amounting to Ps. 14,200, making use of such reserve.

     Additionally, the Board of Directors Meeting held on October 1, 2001, approved a anticipated dividend distribution amounting to Ps. 16,300 based mainly on 2001 first half earnings. Afterware, the Board of Directors Meeting held on December 27, 2001, decided the reduction of the amount of the anticipated dividends above mentioned to Ps. 11,300. As of December 31, 2001 the pending balance to be refunding that amounting to Ps. 2,500 is recorded in the account “Other receivables”.

     According to Law No. 25,063, cash or other type of dividend distribution, exceeding net income determined as stipulated by tax regulations, will be subject to a 35% withholding tax as a sole and definite payment. CIESA and TGS management believes that the 2000 cash dividends distribution was not subject to the withholding income tax as stipulated by Law No. 25,063.

e) Restrictions on retained earnings:

     Under current Argentine legal requirements, 5% of net income per year must be appropriated into a legal reserve until such reserve equals 20% of total common stock adjusted for inflation.

     TGS by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, payable to all regular employees so as to distribute 0.25% of the net income of each year among them. An accrual for this expense has been recorded in the account “Payroll and social security taxes payable”.

     See Note 2 regarding the exchange rate variation to be recorded after December 31, 2001.

9. LEGAL AND REGULATORY MATTERS

a)	In December 1999, CIESA received a communication from AFIP, claiming a difference in the income tax position for 1992, amounting to approximately Ps. 9 million (including interests and penalties as of December 31, 1999). The AFIP claim is related to the valuation of bonds that constituted part of the acquisition price of TGS shares in the privatization process, CIESA believed that the AFIP claim was without merit and that CIESA’s tax returns had been prepared in accordance with the Income Tax Law. In February, 2000, CIESA filed an appeal to the TFN. In spite of a likely successful outcome, CIESA has decided to enter under the Tax deferral program provided in Decree 1384/01, thus agreeing to the AFIP claims, given the material advantages of such program. This deferral Tax program consists in a sole and definite payment of Ps. 3 millions to be cancelled in 120 equal and consecutive monthly installments, which include a 0.5 % monthly interest rate.

b)	In April 1996, GdE filed a legal action against TGS for Ps. 23 million, which is the amount GdE claims is due to it as reimbursement of its cost to construct two compressor plants currently in operation on the TGS pipeline. TGS has denied such claim on the grounds that it owes no monies to GdE as it acquired rights to these compressor plants as part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE’s claim for Ps. 23 million plus interest (calculated at the “passive rate” set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered TGS to pay the fair value of such plants based on an expert assessment to be performed, TGS has recorded such plants as “Property Plant and Equipment, net”, valued at Ps. 4.8 million based on the replacement cost of similar compressor equipment, The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants’ fair value resulting from the expert assessment is determined. In October 2001, TGS filed an ordinary and extraordinary appeals before SCJ against such judgment. In December 2001, the SCJ granted the ordinary appeals above mentioned. TGS’s management considers that these judgments are based on a partial understanding of the facts and findings proven by TGS, and that the serious inaccuracies and omissions included therein render them arbitraries. TGS believes that the most likely outcome is that the mentioned appeals will overturn the initial and the second judgment against TGS based on the facts and findings mentioned above.

c)	As of the date of issuance of these consolidated financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in connection with its responsibility for the five-year period ending on December 31, 1997, for the registering of easements relating to the transferred pipeline system which have not been properly registered and for related payments to property owners of any required easements. In order to fulfill its capital expenditures program related to the system integrity and public safety required by the License, TGS has entered into easement agreements with certain land owners and paid related amounts. Consequently, TGS filed a claim against GdE to recover such amounts paid.

On October 7, 1996, the Executive Branch, through Decree N° 1,136/96, created a contribution fund, as provided for in the License, to assume GdE’s obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997, ENARGAS manages the above mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed against GdE-ENARGAS an administrative claim asking for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it will allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. The amounts for such concept as of December 31, 2001, recording in the account “Other non-current receivables” amounting to approximately Ps. 4.2 million, TGS expects to fully recover the amounts paid, based on its rights derived from the License.

In connection with the easements payable starting January 1, 1998, TGS is negotiating with ENARGAS the recovery of amounts paid through increases in the transportation rates. TGS expects, based on its rights, to fully recover the amounts recorded.

d)	TGS received claims from the Tax Bureau of the Neuquén, Río Negro and Santa Cruz Provinces, aimed to collect stamp tax, according to their interpretation, on gas transportation contracts and services offer letters between TGS and its shippers and other contracts subscribed during the privatization of GdE.

Regarding the claim received from the Río Negro Province, in September 1999, the Tax Bureau of Río Negro formalized the claim through a liability assessment. TGS has notified the Argentine Government of its position and has filed an appeal before the Rio Negro Tax Bureau, which was overruled in January 2001. Against such action, on February 1, 2001, TGS filed an appeal before the Minister of Economy of the Río Negro Province, which was rejected in early April 2001. Such Province urged TGS to pay the assessment, which amounted to approximately Ps. 438 million (including interests and penalties as of April 30, 2001). On March 21, 2001, TGS filed a declaratory action of certainty before the SCJ, so that such court issues a judgement on the legitimacy of the Tax Bureau claim. TGS also asked the SCJ to avoid any Río Negro Province’s action tending to collect the mentioned tax, until the SCJ pronounces judgment on the matter. In April 2001, SCJ granted the requested preventive measure.

Regarding the claim received from the Santa Cruz Province, the Santa Cruz Tax Bureau notified TGS about a preliminary assessment, amounting to approximately Ps. 41 million (with its related interests as of December 31, 2000). In respect to this assessment, TGS presented a discharge and filed its appeal before the Santa Cruz Tax Bureau, whose resolution is pending as of the date of issuance of these financial statements. In addition, TGS filed a declaratory action of certainty before the SCJ with the same purposes and effects of that presented for the Río Negro Province’s claim. In March 2001, the SCJ granted the preventive measure requested and ordered the Santa Cruz Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the Neuquén Province in December 1999, the Neuquén Tax Bureau formalized the claim through a liability assessment for approximately Ps. 97 million (with its related interests as of December 31, 1999). Such assessment was appealed before the Neuquén Tax Bureau. In April 2001, TGS received a re-assessment, which amounted to approximately Ps. 210 million including interests and penalties. On April 17, 2001, TGS filed an administrative motion before the Neuquén Tax Bureau, on the grounds of the inadmissibility of such re-assessment while the resolution of the appeal previously filed against the assessment received in December 1999, was still pending. Also, TGS appealed against the application of penalties, which were determined disregarding the right of due process. In addition, in September 2001, the Tax Bureau of the Neuquén Province notified TGS about liability assessments related to the stamp tax arising from the Transfer Agreement subscribed by TGS in the privatization of GdE and from the Technical Assistance Agreement for amounts of Ps. 44 million and Ps. 6 million, respectively (include interest as of August 31, 2001). Against such resolutions, TGS has filed appeals before the Neuquén Tax Bureau, who rejected the appeal for the Transfer Agreement. Consequently, TGS has filed an appeal to higher instance for this judgment before the Minister of Economy of the province. At the end of December 2001, TGS filed a declaratory action of certainty before the SCJ for all Neuquen Province’s claims, with the same purposes and effects of that presented for the Rio Negro Province’s claim. In April 2002, the SCJ granted the injunction requested and ordered Neuquén Province to avoid any action tending to collect the mentioned tax until the Court arrives to a final decision on the matter.

TGS’s management believes that contracts entered into before TGS’s take-over, were not subject to provincial stamp taxes because the parties to the contracts at the time they were signed, were governmental entities that were exempt from the tax. Moreover, even if the contracts were subject to provincial stamp taxes, management believes that GdE would bear responsibility for this tax under the Transfer Agreement. However, if TGS were forced to pay any amount, it would have the right to be reimbursed from GdE or the Argentine Government. In the case of the Technical Assistance Agreement, TGS has alleged the irrelevance of the tax mainly due to the fact that this agreement was entered in Capital Federal to take effects there instead of the Neuquén Province or any other province.

In respect to the other assessments, TGS’s management believes that gas transportation service offer letters are not subject to the tax mentioned above. Should they be taxable, TGS believes that such event must be considered a change in the interpretation of the tax law, and its impact should be reflected in the tariff according to regulations on the subject. Again, however, the recovery of any losses through rate increases will not be possible unless and until the government lifts the restriction on tariff increases.

Regarding tariff increases derived from the PPI applied form January 1, 2000, see Note 7.

e)	In addition to the matters discussed above, TGS is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, TGS believes there are meritorious defenses, which will be asserted vigorously, to substantially all such claims and that any liability which may finally be determined will not have a material adverse effect on TGS’s financial position or results of operations.

Additionally, TGS is carrying out the judicial procedures to recover the burden of the new tax on interest payments and financial costs established by Law N° 25,063, through an adjustment to the gas transportation tariffs, as provided in the License. For the years ended December 31, 2001, 2000 and 1999, Ps. 2,627 and Ps. 6,847 and Ps. 7,864 respectively, were accrued for such concept in the account “Financial results”. Again, however, the recovery of any losses through rate increases will not be possible unless and until the government lifts the restriction on tariff increases

10. NEW PROFESSIONAL ACCOUNTING STANDARDS

     On December 21, 2001, the Professional Council in Economic Sciences for the Autonomous City of Buenos Aires (“CPCECABA”) approved new professional accounting standards (RT No. 16 to 19 issued by the Argentine Federation, with certain changes) making changes to criteria for the valuation of assets and liabilities, treatment of special aspects not previously contemplated and new disclosure requirements for financial statements preparation. These standards will be mandatory for fiscal years begun as from July 1, 2002.

     Among other matters, the new accounting standards establish: i) express prohibition on the capitalization of certain deferred charges and standards for transition for the treatment of intangible assets recorded as at the date of enforcement that do not qualify as such under the new rules; ii) mandatory application of the deferred tax method as well as the measurement of the balances of deferred assets and liabilities on a discounted basis; iii) changes in the frequency and methodology for the comparison of assets against recoverable values; iv) changes in the capitalization of financial costs of third party capital in cases of extended production or construction terms, and v) use of discounted values for the measurement of certain credits and liabilities. The impact of these new accounting standards could affect the results of previous years.

     The effect of the application of the new rules on the financial statements of the Company have not been evaluated as at the date of issue of these consolidated financial statements.

11. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

     The principal recurrent transactions with related parties are payments under the Technical Assistance Agreement entered into with the technical operator, Enron Pipeline Company Argentina S.A. (“EPCA”), in compliance with the provisions of the Bid Package and the Transfer Contract, whereby EPCA is to provide technical advisory services which include services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and compliance with the environmental standards. For these services the Company pays a monthly fee based on the higher of a percentage of certain defined income of the Company or a specified fixed annual amount. The term of the current contract with EPCA, is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight year periods.

     The detail of significant outstanding balances for transactions with related companies as of December 31, 2001 and 2000 is as follows:

	2001			2000
Company	Accounts receivable		Accounts payable	Accounts receivable	Accounts payable

EPCA	2,081	(3)	337	—	2,031
Pecom Energía	7,160	(4)	4,742	3,883	4,070
Pecom Hispano S.A.	1,250	(5)	—	—	—
LINK	1,372		4	—	—
Enron América del Sur S.A.	765		549	506	—
Santa Cruz II Area (Joint Venture) (1)	174		—	404	—
Santa Cruz I Area (Joint Venture) (2)	311		—	643	—
Oldelval S.A.	36		—	36	—

	13,149		5,632	5,472	6,101

(1)	As of December 31, 2001, Pecom Energía has 100% of this joint venture.

(2)	As of December 31, 2001, Pecom Energía has 71% of this joint venture.

(3)	Such amount includes Ps. 2,055 recorded in the account “Other current receivables”.

(4)	Such amount includes Ps. 1,250 recorded in the account “Other current receivables”.

(5)	Such amount is recorded in the account “Other current receivables”.

     The detail of significant transactions with related companies for the years ended December 31, 2001, 2000 and 1999 is as follows:

	Revenues

			NGL production and		Compensation for	Revenues from
			commercialization		technical	administrative
Company	Gas Transportation		and other services	Salaries and wages	assistance	services

EPCA	—		—	835	19,322	70
Pecom Energía	21,042		17,618	—	—	—
LINK	—		3,978	—	—	—
Enron América del Sur S.A.	3,444		129	—	—	—
Santa Cruz II Area (Joint Venture) (1)	—		1,220	—	—	—
Santa Cruz I Area (Joint Venture) (2)	3,250		—	—	—
Oldelval S.A.			172-	—	—	—

Total 2001	27,736		23,117	835	19,322	70

Total 2000	26,556	(3)	31,120	704	21,857	—

Total 1999	20,395		12,547	891	22,238	—

(1)	As of December 31, 2001, Pecom Energía has 100% of this joint venture.

(2)	As of December 31, 2001, Pecom Energía has 71% of this joint venture.

(3)	Such amount includes reclassifications with comparative purposes corresponding to the fiscal year ended December 31, 2000.

12. SUBSIDIARIES

TELCOSUR

     In September 1998, TGS’s Board of Directors approved the creation of TELCOSUR S.A., whose special purpose is the rendering of telecommunication services, assuring the optimal utilization of TGS’s telecommunication system. TGS’s ownership interest in such company is 99.98% and the remainder 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the constitution of the company.

     On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution N° 3,468, granted the license to TELCOSUR to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, TELCOSUR obtained from the National Communication Commission the reserve for most of the frequencies necessary for the operation. As of July 1, 2000, TELCOSUR began operations.

LINK

     LINK was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which will link TGS’s gas transportation system with Gasoducto Cruz del Sur S,A,’s pipeline.

     The connection pipeline will be extended from Buchanan, located in the high pressure ring that surrounds Buenos Aires city, which is part of TGS’s pipeline system, to Punta Lara,

     TGS’s ownership interest in such company is 49% and the remainder 51% is held by Dinarel S.A.. The common stock amounts to Ps. 12.

13. SUBSEQUENT EVENTS

Development and deepening of the Argentine economic crisis

     The Argentine Government is facing severe fiscal problems due to the devaluation. Argentine peso-denominated tax revenues constitute the primary source of its revenues, but most of its financial liabilities are U.S. Dollar-denominated. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Argentine peso, and government is not serving that debt. Moreover, the adoption of austere fiscal measures which would be required to repay the Argentine government’s debt and to balance its budget after the devaluation will likely lead to further social unrest, political instability and a deeper economic recession.

     Past history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the government’s ability to create conditions that would permit growth for companies operating in Argentina.

     Unemployment rate, inflation and devaluation of the Peso in Argentina had significantly increased during the first five months of 2002. As of June 13, 2002, the Peso - U.S. Dollar exchange rate, as quoted by the Banco de la Nación Argentina, was 3.50 Pesos per U.S. Dollar, an increase of 150% as compared to the initial exchange rate of 1.40 Pesos per U.S. Dollar established by the Argentine Government on January 6, 2002.

     The rate of inflation in Argentina as measured by the consumer price index was 2.1% in January 2002, 3.1% in February 2002, 4.0% in March 2002, 10.4% in April 2002 and 4.0% in May 2002, while the rate of inflation as measured by the wholesale price index was 6.7% in January 2002, 11.3% in February 2002, 13.1% in March 2002, 19.7% in April 2002, and 12.3% in May 2002.

     The Duhalde administration is fighting rising inflation through an array of measures, including implicit or explicit price controls, with many companies being either prohibited or pressured not to pass higher costs through to their pricing.

     At this time the degree of internal and external support for the new Argentine government remains unclear. Widespread political protests and social disturbances are continuing on a near-daily basis, and to date the International Monetary Fund, or the IMF, and other multilateral and official sector lenders have indicated an unwillingness to provide any significant financial aid until a sustainable economic program has been presented. It is unclear whether President Duhalde will be able to complete his term or, even if he is able to remain in power, whether he will have the necessary support to implement the reforms required to restore economic growth and public confidence. The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the new Argentine government or any particular set of economic policies, have created an atmosphere of great uncertainty. As a result, virtually all commercial and financial activities have been paralyzed, further aggravating the economic recession which precipitated the current crisis.

     Regulatory framework

     Upon the issuance of the Public Emergency Law, the renegotiation process of the Licence of TGS was formally initiated on March 21, 2002, when the Renegotiation Commission provided to the gas transportation and distribution licensees the renegotiation guidelines approved by the Ministry of Economy.

     On April 16, 2002 TGS presented to the Renegotiation Commission the information required in said guidelines, making a detailed reservation regarding the rights of the Company and its investors.

     Finally, on April 17, 2002, TGS made before the Coordinator Committee the oral presentation described in the renegotiation guidelines. The original 120-day period for tariff renegotiations was officially extended indefinitely. The Head of the Renegotiation Commission and the Head of the Technical Committee resigned with Minister Remes Lenicov’s departure, and successors have not yet been appointed. Furthermore, Decree No. 293/2002 has established that the tariff renegotiations will required Congressional approval. The outcome of the tariff renegotiation is uncertain in relation to its results and timing. This renegotiation process has currently been suspended pursuant to a court order dated May 16, 2002.

Impact on the Company’s financial and economic position

     CIESA’s main source of founds comes from its investment in TGS which financial condition has been adversely impacted as a direct result of several crisis-related events: (i) the massive devaluation, (ii) the Argentine Government’s violation of contractually-agreed license terms in which the tariffs were pesified on a one-to-one basis, that led to a mismatch between peso-denominated cash flow and U.S. Dollar-denominated debt; (iii) the ability of its customers to pay their bills has deteriorated and is resulting in increasing bad debt, (iv) the uncertainty regarding the timing and outcome of the tariff renegotiation.

     Furthermore, the deepening recession and mounting unemployment that preceded and that has followed the devaluation of the peso has adversely affected TGS’s customers. Such effect has resulted and may continue to result in lower use of the TGS’s services and a deterioration in the collection of accounts receivable, with a consequent reduction in its revenues and cash inflows.

     In view of the substantial and significant adverse conditions prevailing in Argentina and the alteration of fundamental parameters of its License, TGS has not been able to maintain the financial ratios required by its outstanding debt instruments. As a result, TGS is in technical default under those agreements, meaning that its creditors may declare the debt immediately due and payable. If that were to happen, TGS would not have the funds necessary to repay its indebtedness, unless it were able to obtain alternate financing or implement another strategy such as selling certain assets, restructuring or refinancing its indebtedness or seeking additional equity capital. The effects of acceleration of maturities have not been included in these financial statements.

     The financial condition of TGS resulted in CIESA’s failing to comply with the payment of the last capital and interest installments of its financial debt. Accordingly the Company is in technical default under those agreements meaning that the Company’s creditors may declare the debt immediately due and payable. If that were to happen, the Company would not have the funds necessary to repay its indebtedness, unless it were able to obtain alternate financing or implement another strategy such as selling certain assets, restructuring or refinancing its indebtedness or seeking additional equity capital.

     The Company’s total liabilities and assets in foreign currency as of December 31, 2001 amounted to US$ 1,326.5 million and US$ 93.2 million respectively. At the exchange rate of May 31, 2002, total assets and liabilities net in foreign currencies represented Ps. 4,424 million, an increase of Ps.3,097.5 million (loss) over the peso amount at the exchange rate of December 31, 2001.

     Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of the Company’s and its subsidiary debt in pesos, with further adverse effects on the results of operation and financial condition of the Company.

The Company’s action plan

     The management of the Company has started negotiations with creditors in order to agree on a waiver for the compliance of the payments mentioned above. In connection with such negotiations, CIESA has hired the service of a financial consultant of worldwide-acknowledged prestige. There is no commitment on the part of shareholders for an eventual debt restructuring.

     Additionally the management of TGS is currently negotiating with its creditors for waivers of the relevant covenants, due to the uncertainty regarding the outcome of the renegotiation of its tariffs no assurance can be given that these negotiations will be successful or that any agreed-upon solution will not have additional adverse consequences for TGS and for the Company. If negotiations fail, TGS’s creditors may accelerate the debt which could jeopardize TGS’s ability to remain a going concern.

     The impact of the situations above mentioned on the Company’s consolidated financial statements as of December 31, 2001, have been calculated on the basis of assessments and estimations made by CIESA management as of the date of preparation of these financial statements. Actual future results could differ from the assessments and estimations made as of the date of preparation of these financial statements and such differences could be significant. Consequently, the Company’s financial statements cannot state all adjustments that could result from the mentioned adverse conditions. On the other hand, at present it is not possible to predict the evolution of the Argentine economy or its consequences on the Company’s financial and economic position. Accordingly, any decisions to be made on the basis of these financial statements should take account of the effects of these measures as well as their future evolution, and the financial statements should be read in light of the uncertain circumstances herein described.

14. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

     The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP. These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the Securities and Exchange Commission of the United States of America.

I. Difference in measurement methods

     The following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Argentine Technical Resolution No. 6, because the application of this Resolution represents a comprehensive measure of the effects of price level changes in the Argentine economy, which, in the recent past, has experienced periods of significant inflation. Effective September 1, 1995, the Company began accounting for its financial transactions on the historical cost basis, without considering the effects of inflation.

     The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Year ended December 31,

	2001	2000	1999

Reconciliation of net income (loss):
Net income under Argentine GAAP	38,241	45,645	76,862
US GAAP adjustments:
Accrual for vacation	(42)	(115)	517
Hedge of anticipated transactions	811	811	5,408
Accounting for derivative instruments and hedging activities	(3,845)	—	—
Exchange differences	(739,270)	—	—
Non-current investment in unconsolidated affiliated companies	(1,805)	—	—
Deferred income tax	(2,229)	(9,464)	872
Minority interest	270,043	(664)	410
Valuation of property plant and equipment	5,493	830	462

Net (loss) income under US GAAP	(432,603)	37,043	84,531

	As of December 31,

	2001	2000

Reconciliation of shareholders’ equity:
Shareholders’ equity under Argentine GAAP	391,960	379,219
US GAAP adjustments:
Accrual for vacation	(2,055)	(2,013)
Hedge of anticipated transactions	(8,702)	(1,893)
Accounting for derivative instruments and hedging activities	(4,580)	—
Exchange differences	(739,270)	—
Non-current investments in unconsolidated affiliated companies	(1,805)	—
Deferred income tax	(97,632)	(98,327)
Valuation of property, plant and equipment	(31,698)	(37,191)
Minority interest	311,855	39,384

Shareholders’ equity (deficit) under US GAAP	(181,927)	279,179

     Description of changes in shareholders’ equity under US GAAP:

	For the years ended
	December 31,

	2001	2000

Shareholders’ equity under US GAAP as of the beginning of the year	279,179	321,814
Common stock reduction	—	(50,878)
Distribution of cash dividends	(25,500)	(28,800)
Other comprehensive (loss)	(3,003)	—
Net (loss) income under US GAAP	(432,603)	37,043

Shareholders’ equity under US GAAP (deficit) as of the end of the year	(181,927)	279,179

a) Accrual for vacation

     Under Argentine GAAP, there are no specific requirements governing the recognition of the accrual for vacation. The acceptable practice in Argentina is to charge vacations to expense when taken and to accrue only the amount of vacation in excess of the normal remuneration. Under US GAAP, vacation expense is fully accrued in the period the employee renders service to earn such vacation.

b) Hedge of anticipated transactions

     As discussed in Note 3.d), in the past the Company entered into interest rate lock agreements for the purpose of hedging the interest rates of fixed interest rate indebtedness to be subsequently incurred.

     Under Argentine GAAP, gains and losses related to interest rate lock agreements were deferred and are being amortized as an adjustment to interest expense over the same period in which the related interest costs of the debt issuance are being recognized in earnings.

     Under US GAAP, the Company accounted for these agreements under SFAS No. 80, “Accounting for Futures Contracts” (“SFAS No. 80”) through December 31, 2000, and SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and its corresponding amendments, subsequent to that date. According to SFAS No. 80, results generated by the hedges of anticipated transactions can be deferred over the term of such transactions provided that all of the following conditions are met: (i) the item to be hedged exposes the Company to interest rate risk, (ii) the derivative reduces that risk and is designated as a hedge at the inception, (iii) the significant characteristics and expected terms of the anticipated transaction are identified, including the expected date of the transaction, and (iv) it is probable that the anticipated transaction will occur.

     As described in Note 6, the Company entered into a hedge transaction which locked in the rate of an anticipated 5-year maturity debt raising to refinance the first issuance of US$ 200 million under the 1993 Global Program. The Company failed to make the 5-year debt issuance at the expected date. Accordingly, under the restrictive criteria of SFAS No. 80, hedge accounting was terminated and mark-to-market accounting was applied at December 31, 1998. Therefore, the US GAAP adjustments reflect the reversal of (i) the unamortized deferred costs recognized as intangible assets in the accompanying balance sheets under Argentine GAAP, and (ii) amortization costs recorded under Argentine GAAP during the years. Unamortized deferred costs amounted to Ps. 1.1 million and Ps. 1.9 million as of December 31, 2001 and 2000, respectively. Amortization costs recorded under Argentine GAAP for the years ended December 31, 2001, 2000 and 1999 amounted to Ps. 0.8 million, Ps. 0.8 million and Ps. 5.4 million, respectively.

     In addition, upon adoption of SFAS No. 133 in January 2001, the Company recorded a net transition loss of Ps. 8.9 million (Ps. 3.2 million net of income taxes and minority interest) in accumulated other comprehensive income (equity) related to the unamortized deferred costs recognized as intangible assets under Argentine GAAP with respect to the interest rate lock agreements associated with the IDB loan. These costs are being amortized under both Argentine and US GAAP as an adjustment to interest expense over the same period in which the related costs of the new debt issuance are recognized in earnings. Amortization costs during the years ended December 31, 2001, 2000 and 1999 amounted to Ps. 1.3 million, Ps. 1.3 million and Ps. 0.9 million, respectively.

c) Accounting for derivative instruments and hedging activities

     As discussed in Note 3.d), the Company uses derivative instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates and exchange rates. These instruments include a cross currency swap, interest rate caps and foreign currency forward-exchange contracts. See Note 6 for details of the Company’s derivative instruments activity.

     Under Argentine GAAP, premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. Interest rate swap and cap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the derivative instruments is not recognized in the accompanying consolidated financial statements.

     In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS N° 133, “Accounting for Derivative Instruments and Hedging Activities”, subsequently amended by SFAS N° 137, “Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of SFAS N° 133” and SFAS N° 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (all together “SFAS N° 133”). SFAS N° 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS N° 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     Under US GAAP, the Company adopted these standards effective January 1, 2001. SFAS N° 133 cannot be applied retroactively. In accordance with the transition provisions of SFAS N° 133, the Company recorded a net of tax cumulative effect type adjustment of Ps. 1.4 million (loss) in earnings to reflect the impact of the adoption of this standard.

     Under US GAAP, the Company has determined that certain interest rate caps are effective cash flow hedges under SFAS Nº133. In order to qualify for hedge accounting certain criteria must be met including a requirement that both at inception of the hedge, and on an ongoing basis, the hedging relationship is expected to be highly effective in offsetting cash flows attributable to the hedged risk during the term of the hedge. Hedge accounting treatment permits certain changes in the fair value of the Company’s qualifying derivatives to be deferred in other comprehensive income and subsequently reclassified to earnings to offset the impact of the related hedged interest rate. Changes in the fair value of non-qualifying derivatives and the ineffective portion of changes in fair value of qualifying derivatives must be recorded immediately through earnings. The Company measures effectiveness of its stand alone caps by comparing the changes in fair value of its stand-alone caps to a hypothetical derivative that would be perfectly effective in offsetting changes in fair value of the hedged cash flows. The Company expects little to no ineffectiveness relative to its stand-alone caps and as such changes in the fair value of the stand-alone caps are recorded as a component of other comprehensive income. For these cash flow hedges, the Company deferred an after-tax loss of approximately Ps. 0.7 million for the year ended December 31, 2001, which was recorded in OCI.

     Under US GAAP, considering the devaluation of the Argentine Peso occurred in early January 2002, the Company’s cross currency swap and foreign currency forward-exchange contracts do not qualify for hedge accounting since they do not reduce the risk of changes in the fair value of the related debts attributable to changes in the related foreign currency exchange rates. Accordingly, changes in fair value of these agreements are recognized in earnings in the current period. Previously, these agreements provided the Company economic hedges on the related foreign currency-denominated liabilities.

Additional disclosure requirements

     The Company’s policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked to market and recognized in earnings immediately. The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or is sold, terminated, or exercised; when the derivative is designated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

     The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy.

     When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in OCI will be recognized immediately in earnings. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in OCI and will be recognized when the transaction affects earnings; however, prospective hedge accounting for this transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

d) Exchange differences

     As mentioned in Note 2, all working days between December 21, 2001 and the closing of the financial statements were declared exchange holidays by the Argentine Government. On January 11, 2002, when the exchange market first opened, the exchange rate was Ps. 1.4 per US$ 1 (buying rate) and Ps. 1.6 per US$ 1 (selling rate). Under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities using the exchange rate at December 21, 2001 (Ps. 1 per US$ 1). Under US GAAP, the Company applied the guidance set forth in EITF D-12 “Foreign Currency Translation-Selection of Exchange Rate When Trading is Temporarily Suspended”, that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchanges could be made shall be used. Accordingly, the Company recorded a Ps. 739.3 million loss for the year ended December 31, 2001.

e) Non-current investment in unconsolidated affiliated companies

     The Company has assessed the impact of US GAAP adjustments for its equity invests. As a consequence of this assessment, the Company recognized a net loss of Ps. 1.8 million for the year ended December 31, 2001. This adjustment relates to the recognition, under US GAAP, of the devaluation of the Argentine Peso at December 31, 2001.

f) Deferred income tax

     Under Argentine GAAP, income taxes are recognized on the basis of amounts currently due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes. Under US GAAP, the Company applies the principles of Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”, which requires a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Under current Argentine tax regulations, the effects of inflation are not included in the determination of taxable income nor in the tax basis of assets or liabilities. Accordingly, the net deferred tax liability included in the US GAAP reconciliation includes the effects of inflation on non-monetary assets.

     Deferred tax assets are also recognized for tax loss carryforwards. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the date of the change.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections, which are routinely updated to reflect more recent operating trends. As of December 31, 2001, based on current financial information, the Company is uncertain that it will recover its entire deferred tax asset through future taxable income. Accordingly, at December 31, 2001, the Company has recognized a valuation allowance of Ps. 258.7 million against its deferred tax asset generated by the devaluation of the Argentine Peso.

g) Valuation of property, plant and equipment

     TGS (the “Operating Company”) was privatized when the Company purchased 70 percent of its stock (the “Shares”) from the Argentine government. Part of the consideration paid by the Company for the Shares was in the form of Argentine government bonds (the “Bonds”). Under both Argentine and US GAAP, the initial carrying value of the Operating Company’s assets and liabilities were based on the purchase price paid for the Shares.

     Under Argentine GAAP, the Company based its computation of the purchase price of the Shares on the value set by the Argentine government for the Bonds. Under US GAAP, the Company based its computation of the purchase price of the Shares on the price paid for the Bonds by the Company, which was substantially less than the value set by the Argentine government. Accordingly, the initial carrying value of the Company’s net assets determined under US GAAP was less than that determined under Argentine GAAP. This difference gives raise to differences in depreciation expense.

     In addition, under Argentine GAAP, TGS capitalized cancellation costs of assumed commitments, organization and pre-operating costs incurred in its start-up. These costs had been amortized under the straight-line basis over 35 years until December 31, 2000. As from January 1, 2001, the unamortized deferred costs are being amortized under the straight-line basis over a 5-year period. Under US GAAP, these costs were considered as an adjustment to the purchase price paid for the Shares and, accordingly, the initial carrying value of the property, plant and equipment determined under US GAAP was higher than that determined under Argentine GAAP. This balance sheet classification difference gives rise to differences in depreciation and amortization expense.

     In accordance with SFAS Nº121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, the Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. No impairment loss has been recognized for any periods presented.

h) Minority interest

     This adjustment represents the effect on minority interest of certain of the foregoing reconciling items.

i) Severance indemnities

     As prescribed by Argentine law, the Company is required to pay a minimum severance indemnity based on the employee’s years of service when an employee is dismissed involuntarily without proper cause. Under US GAAP, SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, and SFAS No. 43, “Accounting for Compensated Absences”, requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability. Accordingly, no adjustment has been made in the US GAAP reconciliation. Under Argentine GAAP, the Company expenses severance indemnities incurred in the normal course of business when paid.

II.Certain additional disclosures

a) Balance sheet classification differences:

     Under Argentin GAAP, assets and liabilities are classified in the current or non-current, principally depending on the expected settlement dates.

     As described in Note 13, CIESA and TGS have not complied with the payment of principal and interest installments and with certain restrictive covenants, respectively, set forth in certain debt agreements. The Companies are in the process of negotiating appropriate changes of certain terms of the agreements and obtain permanent waivers for covenants non-compliance. Because the TGS has not complied with certain related covenants contained in its debt agreements, the subsidiary is in technical default under those agreements, meaning that the Company’s financial debt is callable by the creditor. Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No.78 “Classification of Obligations That Are Callable by the Creditor” clarifies how obligations that are callable by the creditor should be presented by the debtor in a classified balance sheet. Specifically, it addresses whether an obligation should be classified as a current liability if the debtor is in violation of a provision of a long-term debt agreement at the balance-sheet date and (a) the violation makes the obligation callable at the balance-sheet date or (b) the violation, if not cured within a specified grace period, will make the obligation callable within one year from the balance-sheet date. Pursuant to this guidance and given that the Company has not obtained a waiver and there is no assurance that an acceleration will not take place within a one year period, for US GAAP purposes the entire outstanding balances (Ps. 839 million) would have been classified as a current-liability.

b) Operating income

     Under US GAAP, the PPI adjustment included in “other (expenses) income, net” in the Argentine GAAP financial statements of the Company, would be included in the determination of operating income under US GAAP. The amounts of this reclassifications is Ps. (57.6) million for the year ended December 31, 2001.

c) Comprehensive income (loss):

     On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive loss for the year ended December 31, 2001.

Comprehensive (loss):
2001

Net (loss) under US GAAP	(432,603)
Other comprehensive income (loss):
Deferred costs at the beginning of the year on interest rate lock agreements accounted for as cash flow hedges (net of income taxes of Ps. 3,122 and minority interest of Ps. 2,592)	(3,207)
Amortization of costs on interest rate lock agreements accounted for as cash flow hedges (net of income taxes of Ps 455 and minority interest of Ps. 378)	468
Net change in fair values of interest rate cap agreements accounted for as cash flow hedges (net of income taxes of Ps 257 and minority interest Ps. 214)	(264)

Comprehensive (loss)	(435,606)

     Accumulated non-owner changes in equity (accumulated other comprehensive income) at December 31, 2001 were as follows:

2001

Deferred costs on interest rate lock agreements accounted for as cash flow hedges	(2,739)
Net change in fair values of interest rate cap agreements accounted for as cash flow hedges	(264)

Accumulated other comprehensive loss	(3,003)

d) Summarized financial information under US GAAP

     Presented below is the summarized balance sheet and income statement information of the Company as of and for the year ended December 31, 2001 prepared in accordance with U.S. GAAP, giving effect to differences in measurement methods and disclosures as previously discussed in Note 14 II.a.

As of December 31, 2001

Current assets	187,726
Non-current assets	1,953,122

Total assets	2,140,848

Current liabilities	1,517,640
Non-current liabilities	623,991

Total liabilities	2,141,631

Minority interest	181,144

Shareholders’ equity under US GAAP (deficit)	(181,927)

d) Summarized financial information under US GAAP (Continued)

For the year ended
December 31, 2001

Net sales	541,650
Gross profit	347,474
Operating income	265,494
Other expenses, net	(133)
Equity in loss of affiliate company	(43)
Financial and holding results, net	(853,230)

Loss before taxes, minority interest and accounting change	(587,913)

Income tax	(64,779)
Minority interest	221,567

Net loss before accounting change	(431,125)

Accounting change (1)	(1,479)

Net loss under US GAAP	(432,603)

(1)	Such amount is net of income tax of Ps. 797.

Exhibit A

COMPAÑIA DE INVERSIONES DE ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001, 2000 AND 1999
PROPERTY, PLANT AND EQUIPMENT, NET
(Stated in thousands of Argentine pesos as described in Note 3.b.)

	2001

	Original Cost

	Beginning				End
Main Account	of year	Additions	Retirements	Transfers	of year

Pipelines	1,279,709	—	—	143,353	1,423,062
Compressors plants	432,430	—	1,413	19,157	450,174
Other industrial plants	26	—	—	9	35
Stations of regulation and/or Measurement of pressure	44,114	—	—	738	44,852
Other technical installations	6,752	—	—	1,359	8,111

Subtotal assets related to the gas
Transportation service	1,763,031	—	1,413	164,616	1,926,234
Assets related to the gas upstream service	47,147	—	—	10,932	58,079
Assets related to the NGL production and commercialization service	205,958	—	—	5,961	211,919
Lands	2,803	—	20	90	2,873
Buildings and civil contructions	54,283	—	—	334	54,617
Installations in buildings	2,050	—	—	—	2,050
Machinery, equipment and tools	15,005	230	1,054	501	14,682
Computers and telecommunications systems	75,160	13	—	27,859	103,032
Vehicles	7,637	483	773	—	7,347
Furniture	5,002	—	—	—	5,002
Materials	29,504	5,141	1,072	(3,123)	30,450
Line pack	5,683	540	—	—	6,223
Work in progress	51,104	185,444	—	(207,170)	29,378
Advances to suppliers of property, plant and equipment	6,930	590	—	—	7,520

Total 2001	2,271,297	192,441	4,332	—	2,459,406

Total 2000	2,211,912	61,136	1,751	—	2,271,297

Total 1999	2,065,727	147,094	909	—	2,211,912

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2001							2000

	Depreciations

	Accumulated			Expenses for the year		Accumulated
	at beginning					at the end	Net	Net
Main Account	of year	Retirements	Transfers	Amount	Rate %	of year	book value	book value

Pipelines	122,346	—	—	31,906	(1)2.2	154,252	1,268,810	1,157,363
Compressors plants	77,927	837	(118)	17,168	(1)3.3a25	94,140	356,034	354,503
Other industrial plants	1	—	—	2	(1)3.3	3	32	25
Stations of regulation and/or Measurement of pressure	7,810	—	—	1,714	(1)4	9,524	35,328	36,304
Other technical installations	1,462	—	—	521	(1)6.7	1,983	6,128	5,290

Subtotal assets related to the gas
Transportation service	209,546	837	(118)	51,311		259,902	1,666,332	1,553,485
Assets related to the gas upstream service	8,163	—	—	3,397	2.2 a 25	11,560	46,519	38,984
Assets related to the NGL production and commercialization service	53,608	—	—	10,279	(1)5.9	63,887	148,032	152,350
Lands	—	—	—	—	—	—	2,873	2,803
Buildings and civil contructions	10,546	—	—	1,034	2	11,580	43,037	43,737
Installations in buildings	267	—	—	94	4	361	1,689	1,783
Machinery, equipment and tools	8,122	996	—	1,820	6.7 a 20	8,946	5,736	6,883
Computers and telecommunications systems	32,620	—	—	7,522	6.7 y 20	40,142	62,890	42,540
Vehicles	5,518	729	—	848	10 y 20	5,637	1,710	2,119
Furniture	4,634	—	—	57	10	4,691	311	368
Materials	—	—	118	—	—	118	30,332	29,504
Line pack	734	—	—	—	—	734	5,489	4,949
Work in progress	—	—	—	—	—	—	29,378	51,104
Advances to suppliers of property, plant and equipment	—	—	—	—	—	—	7,520	6,930

Total 2001	333,758	2,562	—	76,362		407,558	2,051,848

Total 2000	262,139	953	—	72,572		333,758		1,937,539

Total 1999	217,705	530	—	44,964		262,139		1,949,773

(1) See Note 3.i).

Exhibit B

COMPAÑIA DE INVERSIONES DE ENERGIA S.A.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001, 2000 AND 1999
INTANGIBLE ASSETS, NET
(Stated in thousands of Argentine pesos as described in Note 3.b.)

	2001

	Original Cost			Amortizations

				Accumulated	Expenses for the year			Accumulated
	At beginning		at end	at beginning				at end
Deferred charges	of year	Additions	of year	of year	Amount		Rate %	of year

Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs(1)	32,089	—	32,089	7,954	5,022	(3)	(4)	12,976
Settlement costs of hedges of anticipated transactions(2)	19,201	3,590	22,791	8,386	2,612	(5)	(4)	10,998
Costs of Global Programs and their issuances (6)	20,063	3,452	23,515	9,732	3,956	(5)	(4)	13,688

Total 2001	71,353	7,042	78,395	26,072	11,590			37,662

Total 2000	66,357	4,996	71,353	19,553	6,519			26,072

Total 1999	42,879	23,478	66,357	9,583	9,970			19,553

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2001	2000	1999

	Net	Net	Net
Deferred charges	book value	book value	book value

Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs(1)	19,113	24,135	25,330
Settlement costs of hedges of anticipated transactions(2)	11,793	10,815	12,926
Costs of Global Programs and their issuances (6)	9,827	10,331	8,548

Total 2001	40,733

Total 2000		45,281

Total 1999			46,804

(1)	Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately Ps. 12,122.

(2)	See Note 6.

(3)	Included in “Operating costs”., see Exhibit “H”.

(4)	See note 3. j).

(5)	Included in “Net Financial Expenses"

(6)	Residual value at beginning of the year corresponds to Ps. 206, Ps. 412, Ps. 84 and Ps. 9,629 transferred from the accounts “Other current Receivables”, “Other non-current Receivables”, “Current Loans” and “Non-current Loans” respectively ( see Note 3)

Exhibit C

COMPAÑIA DE INVERSIONES DE ENERGIA S.A.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000
NON- CURRENT INVESTMENTS
(Stated in thousands of Argentine pesos as described in Note 3.b.)

	2001

	Description of securities

Name and
Issuer	Face value	Amount	Cost	Book Value

Government Bonds (1)	US$1	10,000,000	10,000	10,000

Gas Link S.A.	$1	5,880	683	(176	) (2)(4)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2001							2000

	Issuer information
	Last Financial Statements issued

							% of
Name and					Net Income	Shareholders’	common
Issuer	Main Business	Date	Common Stock		for the year	Equity	stock	Book value

Government Bonds (1)	—	—	—		—	—	—	—
	Construction and
	operation of a
Gas Link S.A.	pipeline	31/12/01	1,146	(3)	(88)	1,058 (3)	49.00	—

(1)	Corresponds to Letras Externas de la República Argentina Tasa Encuesta Serie 74.

(2)	TGS has recorded this credit into the account “Other liabilities”.

(3)	This Company was incorporated with a capital stock of Ps. 12. Such amount includes irrevocable contributions of Ps. 679 against future shares issuances. (See Note 2)

(4)	See Note 3.h).

Exhibit D

COMPAÑIA DE INVERSIONES DE ENERGIA S.A.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

INVESTMENTS
(Stated in thousands of Argentine pesos as described in Note 3.b)

	2001		2000

CURRENT INVESTMENTS
Bank deposits in local currency	—		6,702
Bank deposits in foreign currency	36,006	(1)	9,351
Government bonds	123	(1)	58
Bank account paid in local currency	2,450		—
Bank account paid in foreign currency	12,973	(1)	—
Mutual funds in local currency	—		830
Mutual funds in foreign currency	1,769	(1)	2,790

Total current investments	53,321		19,731

(1)	See Note 2 and Exhibit G.

Exhibit E

COMPAÑIA DE INVERSIONES DE ENERGIA S.A.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

ALLOWANCES AND PROVISIONS
(Stated in thousands of Argentine pesos as described in Note 3.b)

		Beginning			End
Main Account		of year	Additions	Decreases	of year

Deducted from assets:
Allowance for doubtful accounts	2001	320	1,278	161	1,437

	2000	320	—	—	320

	1999	320	—	—	320

Included in liabilities:
For third parties claims (1)	2001	—	350	11	339

	2000	—	—	—	—

	1999	—	—	—	—

(1)	Such allowance is included in the account “Other liabilities”.

Exhibit F

COMPAÑIA DE INVERSIONES DE ENERGIA S.A.
AND SUBSIDIARIES

COST OF SALES FOR THE YEAR ENDED DECEMBER 31, 2001
(Stated in thousands of Argentine pesos as described in Note 3.a)

2001

Inventories at the beginning of the year	1,127
Natural gas purchases (1)	37,042
Operating Costs (Exhibit H)	158,903
Inventories at the end of the year (1)	2,896

Cost of sales	194,176

(1)	Includes natural gas used in the NGL production in connection with new commercial agreements effective from this year.

Exhibit G

COMPAÑIA DE INVERSIONES DE ENERGIA S.A.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000
FOREIGN CURRENCY ASSETS AND LIABILITIES
(Stated in thousands of Argentine pesos as described in Note 3.b.)

			2001						2000

		Foreign currency	Exchange		Registered			Foreign currency	Registered
		and amount	rate		amount			and amount	amount

CURRENT ASSETS		(in thousands)			(in thousands)
Cash and banks	US$	3.032	1.00	(1)	3.032		US$	132	132
Investments	US$	50,871	1.00	(1)	50,871	(3)	US$	12,199	12,199
Trade receivables, net	US$	13,650	1.00	(1)	13,650	(4)	US$	18,174	18,174
Other receivables	US$	3.022	1.00	(1)	3.022		US$	97	97

					70,575				30,602
NON CURRENT ASSETS Trade receivables	US$	8,418	1.00	(1)	8,418	(5)	US$	8,769	8,769
Investments	US$	10,000	1.00	(1)	10,000	(6)	—	—	—
Property, plant and equipment, net — Work in progress Advances to suppliers	US$	4,244	1.00	(1)	4,244		US$	2,191	2,191

					22,662				10,960

					93,237				41,562

CURRENT LIABILITIES Accounts payable	US$	7,811	1.00	(2)	7,811	(7)	US$	10,540	10,540
	—	—	—		—		Liras	732,858	352
Loans	US$	475,914	1.00	(2)(8)	475,914	(9)	US$	202,900	202,900

					483,725				213,792
NON CURRENT LIABILITIES Loans	US$	842,795	1.00	(2)	842,795	(10)	US$	974,326	974,326

					1,326,520				1,188,118

1)	Buying exchange rate as of 12/21/2001, last day of operation of the Stock Exchange Market during the year 2001 (see Note 2).

2)	Selling exchange rate as of 12/21/2001, last day of operation of the Stock Exchange Market during the year 2001 (see Note 2).

3)	Such amount includes Ps. 14.742, corresponding to local bank deposits in dollars that has been converted to pesos at exchange rate of 1.40 for dollar (see Note 2).

4)	Such amount includes Ps. 9,463 from operations celebrated under private agreements that have been converted to pesos at exchange rate of 1 peso for every dollar and subject to potential adjustments by CER (see Note 2).

5)	Such amount derives from operations celebrated under a private agreement that has been converted to pesos at exchange rate of 1 peso for every dollar and subject to potential adjustments by CER (see Note 2).

6)	In line with events outlined in Note 11, CIESA s management believes that this amount would be converted to pesos.

7)	Such amount includes Ps. 7,546 from operations celebrated under private agreements that has been converted to pesos at exchange rate of one peso to one dollar subject to potential adjustments by CER (see Note 2).

8)	See Note 6.

9)	Such amount includes Ps. 31,146 from local loans that have been converted to pesos at exchange rate of one peso to one dollar and subject to potential adjustments by CER and Ps. 5,200 corresponds to local loans that have been converted to pesos at exchange rate of 1,40 peso for dollar. (see Note 2).

10)	Such amount includes Ps. 3,741 from local loans that have been converted to pesos at exchange rate of one peso to one dollar and subject to potential adjustments by CER (see Note 2).

Exhibit H

COMPAÑIA DE INVERSIONES DE ENERGIA S.A.
AND SUBSIDIARIES
(Stated in thousands of Argentine pesos as described in Note 3.b.)

	2001					2000	1999

	Operating	Administrative	Selling	Financial
Account	costs	expenses	expenses	expenses	Total	Total	Total

Salaries, wages and other contributions	20,650	9,076	2,348	—	32,074	29,793	26,855
Social security taxes	2,991	1,414	356	—	4,761	4,253	4,085
Compensation to Directors and Statutory Audit Committee	—	180	—	—	180	180	180
Professional services fees	1,886	4,397	120	—	6,403	4,700	2,365
Technical operator assistance fees	19,322	—	—	—	19,322	21,857	22,257
Materials	1,740	—	—	—	1,740	1,145	1,191
Third parties services	2,130	448	—	—	2,578	2,313	1,966
Telecommunications and post expenses	605	860	61	—	1,526	1,443	1,402
Rents	69	567	4	—	640	581	384
Transports and Freight	856	11	93	—	960	904	750
Easements	11,500	—	—	—	11,500	2,455	1,158
Office supplies	163	303	26	—	492	492	426
Travels	361	189	89	—	639	686	443
Insurance	1,971	154	—	—	2,125	1,965	1,606
Property, plant and equipment maintenance	11,634	272	146	—	12,052	15,642	10,503
Depreciation of property, plant and equipment	71,153	5,209	—	—	76,362	72,572	44,964
Amortization of intangible assets	5,022	—	—	6,568	11,590	6,519	9,970
Taxes and contributions	4,767	36	—	—	4,803	3,566	4,287
Advertising	—	—	106	—	106	39	14
Allowances for doubtful accounts	—	—	1,278	—	1,278	—	—
Bank expenses	—	124	16	—	140	157	155
Interest expenses	—	—	—	105,914	105,914	116,329	96,352
Exchange rate variation	—	—	—	2,193	2,193	3,183	1,449
Other financial expenses	—	—	—	2,578	2,578	797	5,544
Other expenses	2,083	1,754	155	—	3,992	18,916	8,257

Total 2001	158,903	24,994	4,798	117,253	305,948

Total 2000	159,448	22,680	2,568	125,791		310,487

Total 1999	110,610	21,685	1,992	112,276			246,563

\

Exhibit I

COMPAÑIA DE INVERSIONES DE ENERGIA S.A.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2001
DETAIL OF MATURITIES OF CASH INVESTMENTS, RECEIVABLES AND LIABILITIES
(Stated in thousands of Argentine pesos as described in Note 3.b.)

		Cash			Other
		Investments (1)	Receivables (2)	Debt (3)	liabilities (4)

Without specified maturity		—	19,658	—	4,910

With specified maturity
* Past due
	From 10-01-01 to 12-31-01	—	14,394	—	—
	From 07-01-01 to 09-30-01	—	—	—	—
	From 04-01-01 to 06-30-01	—	113	—	—
	From 01-01-01 to 03-31-01	—	49	—	—
	Until 12-31-00	—	1,767	—	—
Total past due		—	16,323	—	—

* Non-due
	From 01-01-02 to 03-31-02	53,321	59,967	107,490	58,941
	From 04-01-02 to 06-30-02	—	171	254,614	54
	From 07-01-02 to 09-30-02	—	—	12,490	—
	From 10-01-02 to 12-31-02	—	180	101,319	—
	During 2003	6,000	801	311,798	—
	During 2004	4,000	436	127,735	—
	During 2005	—	485	124,353	—
	During 2006	—	540	83,502	—
	During 2007	—	602	43,466	—
	During 2008		670	43,466	—
	From 2009 onwards	—	5,294	108,667	—

	Total non-due	63,321	69,146	1,318,900	58,995

	Total with specified maturity	63,321	85,469	1,318,900	58,995
	Total	63,321	105,127	1,318,900	63,905

(1)	Includes bank deposits, mutual funds, Government Bonds and bank accounts Such investments bear floating rate interest except for Ps. 42,300 which corresponds to bank deposits and certain bank accounts at a fixed rate interest.

(2)	Includes trade and other receivables, except allowances. Such receivables bear no interest, except for Ps. 8,769 , which bears interest at 5.52% (annual) The receivables without specified maturity include Ps. 12,147 registered in current assets and Ps. 7,511 registered in non current assets.

(3)	Includes loans excluding debt issuance discount of the second issuance under 1999 Global Program and commissions paid in advance corresponding to CIESA Global Program. Taking into account the interest rate swap agreements (see Note 6), approximately 45% of the outstanding principal debt bears fixed rate interest .

(4)	Includes liabilities other than financial, except allowances and TGS equity investment in Link (See Note 3.h.) . Such liabilities bear no interest.