Form 20-F/A
period 2003-12-31
PETROBRAS ENERGIA PARTICIPACIONES SA
filed 2004-07-09
CIK 1099205

The following item was subject of a Form 12b-25 and is included herein: Item 18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Class B Ordinary Shares, par value Ps.1.00 per share..........2,132,043,387

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

Item 17   ☐                      Item 18 ☒

EXPLANATORY NOTE

     This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003 filed on June 30, 2004, or Amendment No. 1, is being filed solely for the purpose of amending Item 18. We did not file as part of the original filing of our Form 20-F the portion of Item 18 containing the financial statements of Compañía de Inversiones de Energía S.A., which we refer to as CIESA, a company of which we held 50% of the share capital as of December 31, 2003 and over which we exercised joint control, for the fiscal years ended December 31, 2003, 2002 and 2001. CIESA’s financial statements were not included in a timely manner with the financial statements filed as part of our original filing because the information necessary could not be compiled in the form and manner required within the prescribed time period without unreasonable effort and expense. The other portions of Item 18, mainly our audited consolidated financial statements for the fiscal years ended December 2003, 2002 and 2001 and the required audit reports thereon, were filed as part of our original filing and are being refilled as part of this Amendment No. 1, without change.

     This Amendment No. 1 consists of a cover page, this explanatory note, Item 18 (as amended), the signature page and the required certifications of our chief executive officer and the chief financial officer.

     Other than for the purpose of including the financial statements of CIESA referred to above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F filed on June 30, 2004 or reflect any events that have occurred after the annual report on Form 20-F was filed on June 30, 2004.

Item 18. FINANCIAL STATEMENTS
SIGNATURES
CERTIFICATION
CERTIFICATION
CERTIFICATIONS

Item 18. FINANCIAL STATEMENTS

     Reference is made to pages F-1 to F-152 of this annual report.

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

Date: July 8, 2004

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

     The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by Petrobras Participaciones’s management:

	Oil and Gas					Corporate,
	Exploration			Hydrocarbons		Other Discontinued
	and			Marketing and		Investments and
	Production	Refining	Petrochemical	Transportation	Electricity	Eliminations	Total
Total assets 2003	7,809	642	1,100	3,096	2,461	1,030	16,138
Total liabilities 2003	3,742	179	361	2,078	592	3,461	10,413
Total assets 2002	8,764	592	1,280	258	2,581	1,174	14,649
Total liabilities 2002	4,577	192	688	—	798	3,386	9,641

	2003
	Oil and Gas					Corporate,
	Exploration			Hydrocarbons		Other Discontinued
	and			Marketing and		Investments and
	Production	Refining	Petrochemical	Transportation	Electricity	Eliminations	Total
Statement of income
Net sales
To third parties	1,785	1,231	1,294	502	680	2	5,494
Inter-segment	944	71	—	19	11	(1,045)	—

	2,729	1302	1294	521	691	(1,043)	5,494
Cost of sales	(1,448)	(1,179)	(982)	(281)	(523)	1,027	(3,386)

Gross profit	1,281	123	312	240	168	(16)	2,108
Administative and selling expenses	(178)	(57)	(110)	(34)	(73)	(107)	(559)
Exploration expenses	(196)	—	—	—	—	—	(196)
Other exploitation income (expense), net	(46)	(12)	(17)	(1)	17	(62)	(121)

Exploitation income (loss)	861	54	185	205	112	(185)	1,232
Equity earnings of affiliates	19	22	16	16	90	—	163
Other income (expense)	(943)	10	(39)	26	(19)	(49)	(1,014)

Net income (loss)	(63)	86	162	247	183	(234)	381

	2002
	Oil and Gas					Corporate,
	Exploration			Hydrocarbons		Other Discontinued
	and			Marketing and		Investments and
	Production	Refining	Petrochemical	Transportation	Electricity	Eliminations	Total
Statement of income
Net sales
To third parties	2,033	942	1,254	16	755	106	5,106
Inter-segment	773	66	—	—	11	(850)	—

	2,806	1008	1254	16	766	(744)	5,106
Cost of sales	(1,600)	(944)	(892)	(11)	(608)	771	(3,284)

Gross profit	1,206	64	362	5	158	27	1,822
Administative and selling expenses	(224)	(48)	(122)	(2)	(92)	(121)	(609)
Exploration expenses	(58)	—	—	—	—	—	(58)
Other exploitation income (expense), net	(22)	(16)	11	13	23	(37)	(28)

Exploitation income (loss)	902	—	251	16	89	(131)	1,127
Equity earnings (losses) of affiliates	2	20	(10)	(470)	(239)	59	(638)
Other income (expense)	447	190	190	—	271	(3,166)	(2,068)

Net income (loss)	1,351	210	431	(454)	121	(3,238)	(1,579)

	2001
	Oil and Gas					Corporate,
	Exploration			Hydrocarbons		Other Discontinued
	and			Marketing and		Investments and
	Production	Refining	Petrochemical	Transportation	Electricity	Eliminations	Total
Statement of income
Net sales
To third parties	1,502	788	809	695	1,248	128	5,170
Inter-segment	473	—	9	—	38	(520)	—

	1,975	788	818	695	1286	(392)	5,170
Cost of sales	(1,188)	(711)	(666)	(297)	(906)	421	(3,347)

Gross profit	787	77	152	398	380	29	1,823
Administrative and selling expenses	(167)	(59)	(95)	(37)	(137)	(170)	(665)
Exploration expenses	(41)	—	—	—	—	—	(41)
Other exploitation income (expense), net	(4)	(13)	2	17	44	(23)	23

Exploitation income (loss)	575	5	59	378	287	(164)	1,140
Equity earnings of affiliates	6	14	4	26	24	45	119
Other income (expense)	34	(7)	(53)	(511)	(179)	(442)	(1,158)

Net income (loss)	615	12	10	(107)	132	(561)	101

     The following information shows total assets and net sales by geographic area.

	2003
	Argentina	Venezuela	Bolivia	Perú	Brazil	Ecuador	Other	Eliminations	Total
Total assets	10,269	3,544	461	678	547	586	53	—	16,138
Net sales	3,804	594	108	374	502	115	2	(5)	5,494

	2002
	Argentina	Venezuela	Bolivia	Perú	Brazil	Ecuador	Other	Eliminations	Total
Total assets	7,744	3,886	379	908	722	751	259	—	14,649
Net sales	3,368	700	112	359	561	28	3	(25)	5,106

	2001
	Argentina	Venezuela	Bolivia	Perú	Brazil	Ecuador	Other	Eliminations	Total
Net sales	4,122	489	84	182	297	—	—	(4)	5,170

20.	Argentine’s economic situation

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

US GAAP Summarized Consolidated Data

     The consolidated income data and the consolidated cash flow data for the years ended December 31, 2003, 2002 and 2001, and the consolidated balance sheets data as of December 31, 2003 and 2002, presented below have been adjusted to reflect the differences between US GAAP and Argentine GAAP discussed above:

	Year ended December 31,
US GAAP consolidated income and loss data	2003	2002	2001
Sales	5,192	5,321	4,658
Less – taxes on sales and services	(114)	(139)	(28)

Net sales	5,078	5,182	4,630
Cost of sales	(3,282)	(3,374)	(3,084)

Gross profit	1,796	1,808	1,546
Administrative and selling expenses	(529)	(645)	(629)
Exploration expenses	(196)	(58)	(41)
Other operating income (expense), net	(449)	(275)	(23)

Operating income	622	830	853
Equity in earnings of affiliates	65	(125)	(2,713)
Financial income (expense) and holding gains (losses)	(663)	(1,564)	(911)
Other income, net	—	—	185

Income (loss) before income taxes, minority interest, discontinued operations and cumulative effect of changes in accounting principles	24	(859)	(2,586)
Income tax (expense) benefit	92	(1,089)	326
Minority interest in subsidiaries	(7)	80	6
Discontinued operations
Income (loss) from discontinued operations, net of income taxes (1)	7	72	(12)
Income (loss) from disposal, net of income taxes (2)	(46)	63	—
Cumulative effect of changes in accounting principles (3)	30	179	—

Net income (loss) for the year	100	(1,554)	(2,266)

(1)	Net of income tax expense of 26 and 27 for the years ended December 31, 2002 and 2001.

(2)	Net of income tax benefit of 10 and 3 for the years ended December 31, 2003 and 2002.

(3)	Net of income tax expense of 15 for the year ended December 31, 2003.

	Year ended December 31,
US GAAP condensed consolidated balance sheet data	2003	2002
Current assets	2,614	2,750

Investments	1,071	1,055
Property, plant and equipment	10,522	12,105
Other non current assets	301	198

Total non current assets	11,894	13,358

Total assets	14,508	16,108

Short-term debt	1,304	1,624
Other liabilities	1,282	1,155

Total current liabilities	2,586	2,779

Long-term debt	5,027	6,152
Other non current liabilities	1,967	2,238

Total noncurrent liabilities	6,994	8,390

Total liabilities	9,580	11,169
Minority interest in subsidiaries	405	440
Shareholders’ equity	4,523	4,499

	14,508	16,108

	Year ended December 31,
US GAAP condensed consolidated cash flow data	2003	2002	2001
Net cash provided by operations	1,209	826	1,415
Net cash used in investing activities	(886)	(172)	(1,746)
Net cash (used in) provided by financing activities	(369)	(1,953)	986

(Decrease) Increase in cash	(46)	(1,299)	655
Effect of the exchange rate on cash	(88)	(63)	818
Cash and cash equivalent at beginning	725	2,087	614

Cash and cash equivalent at end	591	725	2,087

24.	Additional financial statements disclosures required by US GAAP and the SEC

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

	2003			2002
	Argentine and US GAAP			Argentine and US GAAP
		Rest of Latin			Rest of Latin
	Argentina	América	Total	Argentina	América	Total
	(In millions of constant pesos - note 2.c)
Consolidated Companies
Acquisition of properties
Proved	—	—	—	26	—	26
Unproved	—	—	—	—	—	—
Exploration Costs	—	103	103	22	67	89
Development Costs	343	346	689	222	262	484

Total Costs incurred by consolidated companies	343	449	792	270	329	599
Company’s share in costs incurred by unconsolidated companies	9	5	14	7	10	17

Total costs incurred	352	454	806	277	339	616

	2001
	Argentine and US GAAP
		Rest of Latin
	Argentina	América	Total
	(In millions of constant pesos - note 2.c)
Consolidated Companies
Acquisition of properties
Proved	468	71	539
Unproved	173	132	305
Exploration Costs	35	22	57
Development Costs	497	736	1,233

Total Costs incurred by consolidated companies	1,173	961	2,134
Company’s share in costs incurred by unconsolidated companies	7	46	53

Total costs incurred	1,180	1,007	2,187

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

27. Other consolidated information

     The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a)	Property, plant and equipment.

b)	Equity in affiliates

c)	Costs of sales.

d)	Foreign currency assets and liabilities.

e)	Consolidated detail of expenses incurred and depreciation.

f)	Information about ownership in subsidiaries and affiliates.

g)	Oil and gas areas and participation in joint ventures.

h)	Combined joint ventures and consortia assets, liabilities and results.

a)	Property, plant and equipment as of December 31, 2003, 2002 and 2001 (Stated in millions of Argentine Pesos — See Note 2.c)

	2003
	Oil and Gas				Hidrocarbons	Corporate,
	Exploration				Marketing	Other Discontinued
	and				and	Investments and
	Production	Refining	Petrochemical	Electricity	Transportation	Eliminations	Total
Net book value at beginning of the year	7,225	178	770	2,123	—	137	10,433
Net book value at beginning from proportional interest in CIESA	—	—	—	—	2,198	—	2,198
Effect of translation	(631)	—	(78)	—	—	—	(709)
Net increase	508	23	37	40	12	33	653
Depreciation	653	20	77	147	86	33	1,016

Net book value at end of year	6,449	181	652	2,016	2,124	137	11,559

	2002
	Oil and Gas				Hidrocarbons	Corporate,
	Exploration				Marketing	Other Discontinued
	and				and	Investments and
	Production	Refining	Petrochemical	Electricity	Transportation	Eliminations	Total
Net book value at beginning of the year	5,888	191	633	2,236	2,244	441	11,633
CIESA decolsolidation	—	—	—	—	(2,244)	—	(2,244)
Effect of translation	1,720	—	201	—	—	—	1,921
Net increase	366	5	30	37	—	(264)	174
Depreciation	749	18	94	150	—	40	1,051

Net book value at end of year	7,225	178	770	2,123	—	137	10,433

	2001
	Oil and Gas				Hidrocarbons	Corporate,
	Exploration				Marketing	Other Discontinued
	and				and	Investments and
	Production	Refining	Petrochemical	Electricity	Transportation	Eliminations	Total
Net book value at beginning of the year	4,511	180	684	774	—	424	6,573
Net book value at beginning from proportional interest in CIESA and DISTRILEC	—	—	—	1,467	2,106	—	3,573
Net increase	1,891	26	13	159	226	49	2,364
Depreciation	514	15	64	164	88	32	877

Net book value at end of year	5,888	191	633	2,236	2,244	441	11,633

b)	Equity in affiliates (Stated in millions of Argentine Pesos - See Note 2.c)

	2003
	Description of securities
	Face
Company	value		Amount	Cost	Book value
Shares
Citelec S.A.		$1	73,154,437	298	158
Coroil S.A.	Bs	1.000	490	47	56
Empresa Boliviana de Refinación S.A.	$Bl	1.000	178,752	103	114
Enron de inversiones de Energía S.C.A.		—	—	—	—
Hidroneuquén S.A.		$10	25,744,097	26	16
Inversora Mata S.A.	Bs	1.000	490	72	98
Oleoducto de Crudos Pesados Ltd.	U$S	0,01	31,500	98	81
Oleoductos del Valle S.A.		$10	2,542,716	61	80
Petrolera Entre Lomas S.A.		$1	96,050	2	45
Petroquímica Cuyo S.A.		$0,083	240,000,000	43	46
Refinería del Norte S.A.		$10	2,610,809	63	109
Transportadora de Gas del Sur S.A.		$1	58,408,751	169	167
Yacylec S.A.		$0,1	100,000,000	25	26

Total				1,007	996

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003					2002
		Last available financial statements
				Net income
	Main		Capital	for the
Company	business	Date	stock	year	Equity	Book value
Shares
Citelec S.A.	Investor in Transener S.A.	30/09/2003	249	61	333	71
Coroil S.A.	Investor in Acema consortium	30/09/2003	—	(3)	109	37
Empresa Boliviana de Refinación S.A.	Refining	—	—	—	—	136
Enron de inversiones de Energía S.C.A.	—	—	—	—	—	—
Hidroneuquén S.A.	Electric transmission	—	—	—	—	16
Inversora Mata S.A.	Investor in Mata consortium	30/09/2003	—	6	200	112
Oleoducto de Crudos Pesados Ltd.	Oil storage and shipment	—	—	—	—	98
Oleoductos del Valle S.A.	Oil storage and shipment	31/12/2003	110	9	346	89
Petrolera Entre Lomas S.A.	Oil & Gas	31/12/2003	1	69	234	40
Petroquímica Cuyo S.A.	Petrochemical	30/09/2003	50	16	142	29
Refinería del Norte S.A.	Refining	30/06/2003	92	56	341	89
Transportadora de Gas del Sur S.A.	Oil transportation	30/09/2003	794	244	2,016	88
Yacylec S.A.	Electric transmission	30/09/2003	45	8	118	27

Total						832

c)	Costs of sales for the years ended December 31, 2003, 2002 and 2001 (Stated in millions of Argentine Pesos - See Note 2.c)

	2003
	Oil and Gas				Hydrocarbons	Corporate,
	Exploration				Marketing	Other Discontinued
	and				and	Investments and
	Production	Refining	Petrochemical	Electricity	Transportation	Eliminations	Total
Inventories at beginning	129	97	169	38	—	(38)	395
Effect of traslation	(10)	—	(6)	—	—	—	(16)
Investores at begining from proportional interest in CIESA	—	—	—	—	3	—	3
Costs (Section e)	1,383	54	149	283	156	1	2,026
Holding gain (losses)	2	12	—	1	—	(6)	9
Purchases, consumption and other	54	1,146	824	236	133	(1,044)	1,349
Inventories at end	(110)	(129)	(155)	(35)	(8)	57	(380)

Costs of sales	1,448	1,180	981	523	284	(1,030)	3,386

	2002
	Oil and Gas				Hydrocarbons	Corporate,
	Exploration				Marketing	Other Discontinued
	and				and	Investments and
	Production	Refining	Petrochemical	Electricity	Transportation	Eliminations	Total
Inventories at beginning	92	75	130	28	2	231	558
Effect of traslation	4	—	3	—	—	—	7
Costs (Section e)	1,538	40	157	337	3	55	2,130
Holding gain (losses)	16	(43)	(4)	5	—	21	(5)
Purchases, consumption and other	79	969	775	299	6	(939)	1,189
Assets for sales	—	—	—	(23)	—	(177)	(200)
Inventories at end	(129)	(97)	(169)	(38)	—	38	(395)

Costs of sales	1,600	944	892	608	11	(771)	3,284

	2001
	Oil and Gas				Hydrocarbons	Corporate,
	Exploration				Marketing	Other Discontinued
	and				and	Investments and
	Production	Refining	Petrochemical	Electricity	Transportation	Eliminations	Total
Inventories at beginning	75	95	132	37	—	240	579
Costs (Section e)	1,139	49	145	384	239	63	2,019
Purchases, consumption and other	66	642	519	539	63	(493)	1,336
Inventories at end	(92)	(75)	(130)	(28)	(2)	(231)	(558)
Investores at end from proportional interest in CIESA and DISTRILEC				(26)	(3)	—	(29)

Costs of sales	1,188	711	666	906	297	(421)	3,347

d)   Foreign currency assets and liabilities as of December 31, 2003 and 2002
      (Stated in millions of Argentine Pesos — See Note 2.c)

	Foreign currency			Book amount in
	and amount		Exchange rate	local currency
CURRENT ASSETS
Cash	US$	30	2.9400	88
	BS	575	0.0018	2

				90

Investments	US$	248	2.9400	729
	Rs	3	1.0177	3

				732

Trade receivables	US$	167	2.9400	491
	Rs	74	1.0177	75
	BS	4,948	0.0018	9

				575

Other receivables	US$	132	2.9400	389
	BS	56,075	0.0018	102
	$Bol	24	0.3750	9
	Rs	12	1.0177	12

				512

		TOTAL 2003		1,909

		TOTAL 2002		1,908

NONCURRENT ASSETS
Trade receivables	US$	11	2.9400	32

Other receivables	US$	15	2.9400	45
	BS	43,980	0.0018	80

				125
Investments	US$	97	2.9400	284

		TOTAL 2003		441

		TOTAL 2002		282

TOTAL ASSETS 2003				2,350

TOTAL ASSETS 2002				2,190

	Foreign currency			Book amount in
	and amount		Exchange rate	local currency
CURRENT LIABILITIES
Accounts payable	US$	182	2.9400	535
	Rs	4	1.0177	4
	BS	17,592	0.0018	32

				571

Short-term debt	US$	1,072	2.9400	3,152

				3,152

Payroll and social security taxes	US$	2	2.9400	5
	BS	1,100	0.0018	2
	Sol	2	0.8487	2
	Rs	3	1.0177	3

				12

Taxes payable	US$	1	2.9400	2
	Rs	12	1.0177	12
	BS	23,090	0.0018	42

				56
Other liabilities	Rs	2	1.0177	2
	US$	94	2.9400	276

				278

		TOTAL 2003		4,069

		TOTAL 2002		1,898

NONCURRENT LIABILITIES
Accounts payable	US$	1	2.9400	2

Long-term debit	US$	1734	2.9400	5,098

Taxes payable	US$	—	2.9400	1
	BS	1,100	0.0018	2
	Rs	3	1.0177	3

				6

Other liabilities	US$	69	2.9400	204
	BS	12644	0.001819	23

				227

Reserves	U$S	68	2.9400	201

		TOTAL 2003		5,534

		TOTAL 2002		6,315

TOTAL LIABILITIES 2003				9,603

TOTAL LIABILITIES 2002				8,213

US$	Millions of United States Dollars

BS	Millions of Bolívares

Rs	Millions of Reales

$Bol	Millions of Pesos Bolivianos

Sol	Millions of Nuevos Soles Peruanos

e) Consolidated detail of expenses incurred and depreciation for the years ended
      December 31, 2003, 2002 and 2001
(Stated in millions of Argentine Pesos — See Note 2.c)

	2001	2002	2003
					Administrative
					and selling	Exploration
	Total	Total	Total	Costs	expenses	expenses
Salaries and wages	413	268	266	110	152	4
Social security taxes	55	32	37	17	19	1
Other benefits to personnel	70	58	100	30	69	1
Taxes, charges and contributions	67	51	47	28	18	1
Fees and professional advisory	140	81	80	37	42	1
Depreciation of property, plant and equipment	877	1,051	1,016	940	76	—
Amortization of other assets	17	8	14	11	3	—
Oil and gas royalties	264	348	332	331	—	1
Spares and repairs	99	103	110	109	1	—
Geological and geophysical expenses	31	28	6	—	—	6
Transportation and freights	148	156	178	35	143	—
Construction contracts and other services	291	328	309	252	56	1
Impairment of unproved oil and gas properties	—	17	180	—	—	180
Fuel, gas, energy and other	44	37	35	34	1	—
Other operating costs and consumption	282	260	139	96	43	—
Allowances for doubful accounts	34	30	31	21	10	—
Recovery of administrative expenses	(107)	(59)	(99)	(25)	(74)	—

Total 2003			2,781	2,026	559	196

Total 2002		2,797		2,130	609	58

Total 2001	2,725			2,019	665	41

f) Information about ownership in subsidiaries and affiliates as of December 31, 2003

	% OF OWNERSHIP AND VOTES
	DIRECT	INDIRECT	BUSINESS SEGMENT
Subsidiaries
Corod Producción S.A. (Venezuela)	—	98.21	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	—	98.21	Oil and Gas Exploration and Production
Enecor S.A.	—	68.74	Electricity
Innova S.A. (Brasil)	—	98.21	Petrochemical
PCI Power Edesur Holding Ltd. (Islas Bermudas)	—	98.21	Electricity
Petrobras Holding Austria AG (Austria)	—	98.21	Corporate
Pecom de Valores Internacional de España S.A. (España)	—	98.21	Corporate
Pecom Forestal S.A. (1)	—	98.21	Other investment
Petrobras Energia S.A.	98.21	—	Corporate
Pecom Energía Internacional S.A.	—	98.21	Corporate
Petrobras Energía Operaciones S.A. (Ecuador)	—	98.21	Oil and Gas Exploration and Production
Petrobras Financial Services (Gran Cayman)	—	98.21	Corporate
Petrobras Financial Services GMBH (Austria)	—	98.21	Corporate
Pecom Hispano Argentina S.A. (España)	—	98.21	Corporate
Petrobras Bolivia International S.A. (Bolivia)	—	98.21	Corporate
Petrobras Energía Ecuador (Gran Cayman)	—	98.21	Oil and Gas Exploration and Production
Petrobras Energia Perú S.A. (Perú)	—	98.21	Oil and Gas Exploration and Production
Petrobras Energia Venezuela S.A. (Venezuela)	—	98.21	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	—	98.21	Oil and Gas Exploration and Production
Petroleum Commercial Supply, Inc. (EEUU)	—	98.21	Other investment
World Energy Business S.A.	—	99.21	Hydrocarbons Marketing and Transportation
World Fund Global Investment (Gran Cayman)	—	98.21	Corporate
World Fund Investment S.A. (Bolivia)	—	98.21	Corporate
World Fund Financial Services (Gran Cayman)	—	98.21	Corporate
Main affiliates — join control
Cía. de Inversiones de Energía S.A.	—	49.10	Hydrocarbons Marketing and Transportation
Citelec S.A.	—	49.10	Electricity
Distrilec Inversora S.A.	—	47.63	Electricity
Edesur S.A.	—	26.84	Electricity
Transba S.A.	—	28.72	Electricity
Transener S.A.	—	32.50	Electricity
Transportadora de Gas del Sur S.A.	—	34.37	Hydrocarbons Marketing and Transportation
Main affiliates — significance influence
Coroil S.A. (Venezuela)	—	48.12	Oil and Gas Exploration and Production
Empresa Boliviana de Refinación S.A. (Bolivia)	—	48.10	Refining
Hidroneuquén S.A.	—	9.02	Electricity
Inversora Mata S.A. (Venezuela)	—	48.12	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	—	8.80	Hydrocarbons Marketing and Transportation
Oleoducto de Crudos Pesados S.A. (Ecuador)	—	8.80	Hydrocarbons Marketing and Transportation
Oleoductos del Valle S.A.	—	22.69	Hydrocarbons Marketing and Transportation
Propyme S.G.R	—	49.08	Corporate
Petrolera Entre Lomas S.A.	—	18.87	Oil and Gas Exploration and Production
Petroquímica Cuyo S.A.	—	39.28	Petrochemical
Refinería del Norte S.A.	—	27.99	Refining
Urugua-í S.A.	—	28.80	Electricity
Yacylec S.A.	—	21.82	Electricity

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND LOSS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Stated in thousands of constant Argentine pesos as described in Note 2.c.
except for per share amounts in constant Argentine pesos)

	2003	2002	2001
Net revenues (Note 3)	892,795	939,457	1,220,256
Cost of sales (Note 12.f)	(427,251)	(435,722)	(426,847)

GROSS PROFIT	465,544	503,735	793,409
Administrative expenses (Note 12.h)	(26,594)	(34,030)	(54,943)
Selling expenses (Note 12.h)	(32,695)	(34,244)	(40,123)

OPERATING INCOME	406,255	435,461	698,343
Other expenses, net	(26,438)	(11,493)	(126,996)
Equity in earnings/(losses) of affiliates	1,782	(6,862)	(95)
Net financial expense (Note 2.q)	(149,309)	(1,323,441)	(244,879)

NET INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTEREST	232,290	(906,335)	326,373
Income tax benefit (expense) (Notes 2.l and 2.m)	116,164	43,230	(134,196)
Minority interest	(127,931)	271,979	(107,256)

NET INCOME (LOSS) FOR THE YEAR	220,523	(591,126)	84,921

Net income (loss) per share (Note 2.r)	0.85	(2.28)	0.33

The accompanying notes are integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

	2003	2002
CURRENT ASSETS
Cash and deposits in banks	12,234	6,779
Investments, net (Note 12.d)	664,149	202,703
Trade receivables, net (Note 3)	101,290	116,140
Other receivables	28,181	23,242
Inventories	5,454	6,771

Total current assets	811,308	355,635

NON CURRENT ASSETS
Trade receivables	27,547	43,817
Other receivables	153,177	23,826
Investments, net (Note 12.c)	54,903	59,363
Property, plant and equipment, net (Note 12.a)	4,408,468	4,960,579
Intangible assets, net (Note 12.b)	52,566	65,622

Total non-current assets	4,696,661	5,153,207

Total assets	5,507,969	5,508,842

CURRENT LIABILITIES
Accounts payable	78,569	85,951
Loans (Note 5)	3,967,842	4,330,694
Payroll and social security taxes payable	9,002	4,846
Taxes payable	17,533	12,269
Other liabilities	33,400	14,754

Total current liabilities	4,106,346	4,448,514
NON CURRENT LIABILITIES
Accounts payable	3,516	10,802
Taxes payable	2,338	8,175
Loans (Note 5)	7,548	2,445

Total non-current liabilities	13,402	21,422

Total liabilities	4,119,748	4,469,936

MINORITY INTEREST	920,305	792,374
SHAREHOLDERS’ EQUITY	467,916	246,532

Total liabilities and shareholders’ equity	5,507,969	5,508,842

The accompanying notes are integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

	2003	2002	2001
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net Income / (loss)	220,523	(591,126)	84,921
Reconciliation of net income (loss) to cash flows provided by operating activities
Depreciation of property, plant and equipment	180,559	201,411	167,863
Amortization of intangible assets	19,895	27,743	25,478
Write off of Property, plant and equipment retired	20,088	33,298	3,891
Write off of intangible assets retired	3,485	—	—
(Decrease) increase in allowances and provisions	(22,422)	40,817	3,579
Equity in (earnings) losses of affiliates	(1,782)	6,862	95
Minority interest	127,931	(271,979)	107,256
PPI Adjustment Effect	—	—	38,513
Interest expense	266,994	349,293	232,825
Income tax (benefit) expense	(116,164)	(43,230)	134,196
Results for inflation and foreign exchange rate (earnings) losses	(162,510)	840,593	—
Changes in assets and liabilities:
Trade receivables	33,840	(88,454)	1,519
Other receivables	(6,592)	(12,730)	(10,435)
Inventories	1,267	(3,853)	(3,889)
Accounts payable	(5,578)	31,442	16,941
Payroll and social security taxes payable	4,192	(758)	2,442
Taxes payable	16,609	26,075	(11,503)
Other liabilities	22,348	561	(216)
Others	(10,253)	17,067	31,025
Interest paid	(51,785)	(305,726)	(255,704)
Income and asset tax paid	(14,194)	(22,033)	(152,479)

Cash provided by operating activities	526,451	235,273	416,318

CASH FLOWS USED IN INVESTING ACTIVITIES
Acquisition of government bonds	—	—	(21,982)
Capital contributions in affiliated company	(577)	(1,407)	(1,493)
Purchases of property, plant and equipment	(60,888)	(95,290)	(443,997)

Cash used in investing activities	(61,465)	(96,697)	(467,472)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Advance payments from clients	3,516	—	—
Proceeds from loans	—	30,614	633,542
Payment of loans	(1,557)	(175,759)	(422,908)
Net increase in short-term debt	—	82,496	80,322
Settlement of hedges of anticipated transactions	—	—	(7,892)
Dividends paid	—	—	(148,651)
Shareholders’ capital contributions	861	—	—

Cash provided by (used in) financing activities	2,820	(62,649)	134,413

NET INCREASE IN CASH AND CASH EQUIVALENTS	467,806	75,927	83,259
Cash and cash equivalents at the beginning of year	204,962	129,035	45,776

Cash and cash equivalents at the end of year	672,768	204,962	129,035

For supplemental cash flow information, see Note 4.
The accompanying notes are integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

	Shareholders’ contributions				Retained earnings
		Cumulative
	Common	inflation
	stock	adjustment	Irrevocable			Voluntary	Unappropriated	Total
	nominal	to common	capital		Legal	reserves for	retained	Shareholders’
	value	stock	contribution	Subtotal	reserve	future dividends	earnings (deficit)	Equity
Balances at December 31, 2000	258,858	375,247	—	634,105	57,191	—	142,329	833,625
Prior year adjustments (Note 2.b)	—	—	—	—	—	—	(24,831)	(24,831)

Modified balance at December 31, 2000	258,858	375,247	—	634,105	57,191	—	117,498	808,794
Resolutions of the Ordinary Shareholders’ Meeting held on March 2, 2001
Appropriation to legal reserve	—	—	—	—	5,017	—	(5,017)	—
Voluntary reserve for future dividends	—	—	—	—	—	31,216	(31,216)	—
Approved by the Board of Director’s meeting held on April 3, 2001 and December 27, 2001:
Cash dividends	—	—	—	—	—	(31,216)	(24,841)	(56,057)
Net income for the year	—	—	—	—	—	—	84,921	84,921

Balances at December 31, 2001	258,858	375,247	—	634,105	62,208	—	141,345	837,658

Resolutions of the Ordinary Shareholders’ Meeting held on May 14, 2002:
Appropriation to legal reserve	—	—	—	—	2,323	—	(2,323)	—
Net loss for the year	—	—	—	—	—	—	(591,126)	(591,126)

Balances at December 31, 2002	258,858	375,247	—	634,105	64,531	—	(452,104)	246,532

Approved by the Board of Director’s meeting held on May 26, 2003:
Irrevocable capital contribution against future issuance of shares	—	—	861	861	—	—	—	861
Net income for the year	—	—	—	—	—	—	220,523	220,523

Balances at December 31, 2003	258,858	375,247	861	634,966	64,531	—	(231,581)	467,916

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

1.	ORGANIZATION AND START-UP OF THE COMPANY

Compañía de Inversiones de Energía S.A. (“CIESA” or “the Company”) was created on December 14, 1992.

CIESA is currently owned 50% by Petrobras Energía S.A. (“Petrobras Energía”) and a subsidiary of Petrobras Energía and 50% by subsidiaries of Enron Corp. (“Enron”).

CIESA, together with Petrobras Energía and Enron, hold approximately 70% of Transportadora de Gas del Sur S.A. (“TGS”), one of the companies created as a result of the privatization of Gas del Estado S. E. (“GdE”) engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) and other services in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to TGS, which is entitled to a one-time extension of ten years provided that TGS has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (“ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting NGL, was transferred along with the gas transmission assets.

On January 19, 2001 CIESA Shareholders Meeting approved an amendment to its corporate by-laws, related to the expansion of its corporate purpose. This enabled the Company to render all services, commercial and industrial, related to the industry of hydrocarbons and electric power, both locally and abroad.

On April 16, 2004, the shareholders of CIESA entered into a Master Settlement and Mutual Release Agreement (the “Settlement Agreement”). The Settlement Agreement provides for, among other things, the transfer, in two stages, of certain shares issued by TGS and by CIESA. In the first stage: (a) Enron holding will transfer 40% of the outstanding share capital of CIESA to a trust to be formed or to an alternative entity; and (b) the Petrobras holding will transfer their TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron holding. In the second stage, Enron holding will transfer their remaining outstanding share capital of CIESA to the trust mentioned above or to an alternative entity, subject to the simultaneous transfer of the TGS class “B” common shares held by CIESA (representing approximately 4.3% of the outstanding shares of TGS) to Enron holding.

CIESA’s Shareholders Agreement will be terminated and replaced by a new Shareholders Agreement addressing the ownership change following consummation of the first stage. At no time will the Petrobras holding hold, directly or indirectly, more than their current 50% shareholding in CIESA or hold a controlling interest in CIESA.

In May 2004, the bankruptcy court having jurisdiction over the bankruptcy of Enron approved the Settlement Agreement. In addition, the transfers referred to above are subject to several conditions, one of which is the approval from ENARGAS.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), (except for what is mentioned in c) and h) to this note) and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP and a reconciliation of consolidated net income (loss) and shareholders’ equity to US GAAP are disclosed in Note 11 to these consolidated financial statements.

These consolidated financial statements are intended solely for the use of Petrobras Energía in the filing of its Form 20-F with the SEC, and should not be used, circulated, quoted or referred to for any other purpose.

The consolidated financial statements include the accounts of CIESA and its subsidiaries TGS and TELCOSUR S.A. (“TELCOSUR”) which have been consolidated following the methodology established in Technical Resolution (“TR”) No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). The accounting policies used

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

by TGS and TELCOSUR are consistent with those applied by CIESA. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiaries direct control as of December 31, 2003, 2002 and 2001 is as follows:

	Percentage of shareholding and votes
	2003		2002		2001
Company	Direct	Indirect	Direct	Indirect	Direct	Indirect	Closing Date	Legal Address
TGS	55.30	—	55.30	—	55.30	—	December 31	Don Bosco 3672, 5th Floor, Buenos Aires
Telcosur S.A.	—	55.29	—	55.29	—	55.29	December 31	Don Bosco 3672, 6th Floor, Buenos Aires

For consolidation purposes for the years ended December 31, 2003, 2002 and 2001, audited consolidated financial statements of TGS as of those dates have been used.

a)	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could materially differ from such estimates.

Such estimates and assumptions include the financial impact on the consolidated financial statements of the Company as of December 31, 2003 caused by the measures adopted by the Argentine Government (relating to the economic crisis that started in December 2001). The projections, which include those related to the fair value of non-current assets and tax loss carryforwards accumulated at year end, contemplate alternative scenarios based on macroeconomic, financial, market and regulatory assumptions which are considered probable, and are aimed at restoring the financial condition of the Company. Actual results could materially differ from such evaluations and estimates, and such differences might be significant. Therefore, the Company’s financial statements may not include all adjustments that could result from, or otherwise reflect, the impact of these conditions. Furthermore, at the time of the issuance of these financial statements it is not possible to foresee the future development of the country’s economy, the results of the License renegotiation (see Note 6) or the global debt restructuring processes of TGS and CIESA (see Note 5), nor their consequences on the Company’s financial condition and the results of its operations. Consequently, any decision taken on the basis of these consolidated financial statements must consider the effects of these events and conditions and their future development. Therefore, the Company’s financial statements must be read in the light of these uncertain circumstances.

b)	New Accounting Standards

On December 21, 2001, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) approved new accounting rules (Technical Resolutions (“TR”) 16 to 19 issued by the Argentine Federation, with certain amendments). The new accounting rules have modified the valuation principles for assets and liabilities, introduced new valuation techniques for certain issues not addressed by the previous accounting rules and also incorporated additional disclosure requirements for the preparation of financial statements. In addition, TR No. 20 “Valuation of Derivative Financial Instruments and Hedging Operations” became effective as from January 1, 2003. Also, CNV issued Resolution No. 434/03 which adopted such new accounting rules with certain amendments effective January 1, 2003.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

The principal amendments introduced by the new accounting rules which have impacted CIESA’s consolidated financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company’s intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the mandatory adoption of the deferred income tax method to account for income taxes; and (v) new disclosure requirements relating to, among other things, segment and per share information and the information included for comparative purposes.

At December 31, 2003, the adoption of these new valuation and disclosure rules, in accordance with the transition period rules, generated adjustment for previous years as follows:

	Prior year adjustments as of December 31,
Changes in valuation of assets and liabilities	2003	2002	2001	2000
1. Discount of receivables and liabilities	(1,205)	—	—	—
2. Labor costs	(1,578)	—	—	—
3. Valuation of derivative instruments(a)	(1,825)	—	—	—
4. Application of deferred tax method	61,835	2,354	(23,973)	(24,831)

(a) In accordance with the applicable transition rule, the balance at the beginning of the year has not been modified pursuant to the new accounting standards for derivative instruments.

c)	Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001. As established by Resolution No.3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these financial statements, following the provisions of TR No. 6, as amended by TR. No.19, both issued by the Argentine Federation. Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are considered to be stated in the currency value as of the later date.

On March 25, 2003 the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, net assets would have decreased by Ps. 41 million and net income for the year would have decreased by Ps. 36 million.

The restatement methodology is computed at each balance sheet date, using the Argentine Wholesale Price Index (“WPI”) published by the INDEC, as follows:

-	Non-monetary items and consolidated statement of income amounts are adjusted to reflect the then-current general purchasing power;

-	Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements; and

-	Monetary gains or losses are recognized in the consolidated statement of income, reflecting the effect of holding monetary items. This gain or loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of income within “Net financial expense”.

Information presented for comparative purposes has been restated in constant currency as of February 28, 2003.

d)	Short term receivables and liabilities in currency

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

Short term receivables and liabilities, including accrued interest if applicable at the end of each fiscal year, have been valued at their respective notional amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest if applicable, are translated at the prevailing exchange rates at the relevant year-end.

In accordance with Resolution MD No. 1/2002 of the CPCECABA and Resolution No. 392 of the CNV, assets and liabilities denominated in foreign currencies as of December 31, 2001 were valued using the exchange rate of one Argentine peso per U.S. dollar, or its equivalent in other currencies (the exchange rate in effect when the exchange market was suspended in December 2001).

Assets and liabilities denominated in foreign currencies are disclosed in Note 12.g).

f)	Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and NGL obtained from natural gas processing at the Cerri Complex. TGS values these inventories at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its recoverable value.

g)	Investments

Overnight accounts are valued at their face value plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Money market funds have been valued at their respective fair value.

Investments in Sovereign Bonds to be held to maturity (Notes 12.c) and 12.d)) have been valued based on the best estimate of the present value of the cash to be received, using the discount rate estimated at the time of acquisition of the assets. The book value of these investments, net of corresponding impairment, does not exceed their respective recoverable value at December 31, 2003 and 2002.

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50%, such as Gas Link S.A. (“LINK”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Note 12.c), which have been prepared applying similar criteria to that used by the Company to prepare its consolidated financial statements. As of December 31, 2003, 2002 and 2001 the investment in LINK has been adjusted by Ps. 6,085, Ps. 6,255 and Ps. 1,794, respectively, due to the elimination of intercompany profits, as required by Argentine GAAP. Due to these adjustments, as of December 31, 2002, the Company’s equity interest in LINK was negative. Such balance is disclosed under the caption “Other liabilities”.

TGS considers its foreign subsidiary Transporte y Servicios de Gas en Uruguay S.A. (“TGU”, formerly Isonil S.A.) to be a “non-integrated subsidiary”. Consequently, TGU’s assets, liabilities and results of operations have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates. The investment in this company has been accounted for under the equity method.

According to Resolution No. 3/2002 and 87/03 issued by the CPCECABA and Resolution N° 398 of CNV, the Company has capitalized an exchange loss (up to the recoverable value of the investment) amounting to Ps. 53,957 (net of accumulated amortization) originated on the exchange loss arising from the peso devaluation from January 6, 2002 to July 28, 2003 on the Company’s outstanding dollar denominated “Negotiable Obligations” debt as of the first date, associated to the direct

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

financing of the investment in TGS. This remaining balance is amortized over a 26 — year term, the remaining term of the License.

h)	Long term receivables and liabilities in currency

As required by the CPCECABA, long term receivables and liabilities (except for deferred tax assets and liabilities as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of initial measurement. However, Resolution MD 32/02 of the CPCECABA permits the use of the interest rate for savings accounts of Banco de la Nación Argentina, in effect at the moment of the acquisition or incurrence of such assets or liabilities.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at their nominal value in accordance with Resolution No. 434 of CNV (which is not in accordance with CPCECABA rules), net of valuation allowances for non-recoverable tax loss carryforward.

i)	Property, plant and equipment, net

-	Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of TGS’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Contract”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.c).

-	Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.c).

-	Capitalization of exchange loss: In accordance with Resolution No. 1/2002 of the CPCECABA and Resolution No. 392 of the CNV, TGS has recognized the effects of the devaluation of the peso as from January 1, 2002. Resolutions No. 3/2002 and 87/03 issued by the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and secondly to finance the assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-	Additions: They are valued at acquisition cost restated for the effects of inflation as described in Note 2.c). TGS capitalizes the net cost of debt used to finance work in progress until such assets are ready for their intended use. TGS has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

-	Depreciation: TGS applied the straight-line method with a composite depreciation rate for all assets allocated to transportation service and to the NGL production and commercialization until December 31, 1999.

•	Assets allocated to natural gas transportation service: Resolutions No. 1,660 and No. 1,903 issued by ENARGAS established maximum useful lives applicable to each component of such assets to be applied effective January 1, 2000, which levels are lower than the useful lives applied by TGS through December 31, 1999. The new useful lives applied by TGS do not exceed the maximum useful lives determined in such resolutions. The above-mentioned resolutions also outline specific criteria for assets retirements. During fiscal year 2000, in compliance with the ENARGAS requirements in the mentioned resolutions and in order to maintain the straight-line method of depreciation, TGS changed from using a composite depreciation rate to using individual depreciation rates for each component of the assets allocated to the gas transportation service.

•	Assets allocated to NGL production and commercialization: While TGS maintains the straight-line method, during fiscal year 2000, it changed from using a composite depreciation rate to using individual depreciation rates for each component of the assets allocated to the NGL production and commercialization.

•	For depreciation of all other property, plant and equipment, TGS uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Note 12.a). Gain or loss on retirement of these assets is recognized in income in the year in which such retirement occurs.

•	Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

-	Interest capitalization: The net cost of external financing used to fund the construction of long-lived assets is capitalized within “Property, plant and equipment, net” until the corresponding asset is ready for its intended use. As mentioned in Note 2.q), interest capitalized during the years ended December 31, 2003, 2002 and 2001 amounted to Ps. nil, Ps. nil and Ps. 12,486, respectively.

-	Repair and maintenance costs: These costs are expensed in accordance with Resolution No. 1660 and Resolution No. 1903 issued by the ENARGAS. Accordingly, TGS expenses the repair and maintenance costs incurred in the main components of the gas transportation system based on the following criteria:

-	For transmission pipelines and high pressure branches, maintenance costs include main replacements performed in pipeline sections shorter than 100 continuous meters, recoating works in less than or equal to 2,000 continuous meters of main, smart-pig inspection works, hydrostatic tests, conditioning works in water-crossings, reinforcements and nipple installations.

-	For compressor plants, overhauls when the supplies replacement costs of the turbine compressors is less than 50% of the cost of a new similar unit and does not exceed Ps. 150. This excludes the dismantling and/or repair of the supplies restored.

-	For measurement instruments, costs of repairs or replacements made on them.

-	For measurement and regulation stations, TGS capitalizes costs that represent improvements in accordance with pre-defined criteria. All other costs are deemed to be maintenance costs and, accordingly, expensed as incurred.

-	All expenditures related to supplies which value do not exceed 50% of the replacement cost of similar units are expensed as incurred. If such value exceeds 50% of the replacement cost of similar units but is under Ps. 10,000, the related amount is also charged to income.

Based on the projections made as discussed in Note 2.a), TGS’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

j)	Intangible assets

Intangible assets are valued at their historical cost, restated to account for the effects of inflation as described in Note 2.c), less accumulated amortization. The amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 is being amortized over a five-year period, as well as the acquisition cost of the license. The costs of hedging interest rates are deferred over the term of the related loans. Arrangement costs for the issuance of debt associated with Global Programs, as well as debt issuance costs, are deferred over the term of the related debt.

k)	Derivative financial instrument

The Company and TGS use derivative financial instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates and exchange rates. Currently, TGS has one interest rate cap agreement outstanding. In the past, the Company has entered into rate cap and collar agreements and TGS has entered into cross currency swaps, foreign currency forward-exchange contracts and interest rate lock agreements. As a matter of policy, the Company and TGS does not use derivatives for trading or speculative purposes. See Note 5 for details about the Company and TGS’s derivative instrument activity.

Gains or losses from derivative financial instruments that qualify for hedge accounting are deferred and recognized together with the gains or losses associated to the hedged item and included in “Net Financial Expense”. In case the financial instrument has been arranged to cover the impact of a future transaction, the gains or losses are deferred and recorded together with the gains or losses of the hedged item.

Assets associated with derivative financial instruments have been valued at their fair value. Liabilities associated with derivative financial instruments have been valued at their estimated cancellation cost. Differences generated as a consequence of the application of the above-mentioned principle have been recognized in results of operations of the year.

l)	Income tax provision

The Company and its subsidiaries have calculated their respective income taxes using the deferred tax method, which considers the effect of temporary differences between the financial reporting and income tax bases of accounting.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identified temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated financial statements.

As of December 31, 2003 the Company has not recorded asset or liabilities temporary differences related to non-current investments, since it is unlikely that such differences are reversed in the foreseeable future, based on projected future taxable income determined in line with what is mentioned in Note 2.b).

Income tax (benefit) expense for the years ended December 31, 2003, 2002 and 2001 consist of the following:

	2003	2002	2001
Estimated current income tax expense / (tax loss carryforward)	85	(822,378)	135,748
Deferred income tax expense (benefit)	107,591	57,859	(1,552)
Change in valuation allowance	(223,840)	721,281	—

Income tax (benefit) expense	(116,164)	(43,238)	134,196

Asset tax expense	—	8	—

Total	(116,164)	(43,230)	134,196

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

The components of the net deferred tax asset (liability) as of December 31, 2003 and 2002, are the following:

	2003	2002
Deferred tax assets
Exchange difference (1)	87,003	116,860
Allowance for doubtful account	316	1,691
Investments, net	4,581	14,864
Present value other receivables	801	—
Suppliers provisions	40	15
Provision for tax contingencies	121	166
Provision for contingencies	11,414	3,595
Tax loss carryforwards	603,036	830,079
Valuation allowance	(499,743)	(728,937)

	207,569	238,333

Deferred tax liabilities
Deferred revenues	(744)	(786)
Property, plant and equipment, net	(87,316)	(232,190)
Intangible assets, net	(3,373)	(5,472)

	(91,433)	(238,448)

Net deferred tax asset (liability)	116,136	(115)

(1) Corresponds to the negative results caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree No. 2,568/02, will be deductible for income tax purposes in five years between 2002 and 2006.

Income tax expense computed at the statutory tax rate (35%) on pre-tax (loss) income differs from the income tax (benefit) expense for the years ended December 31, 2003, 2002 and 2001 as follows:

	2003	2002	2001
Pre-tax income (loss)	232,290	(906,335)	326,373
Statutory income tax rate	35%	35%	35%

Income tax expense (benefit) at statutory income tax rate	81,302	(317,219)	114,230
Permanent differences at statutory income tax rate
- Inflation adjustment	30,129	(455,655)	3,510
- Equity in earnings of affiliates	778	1,300	465
- Change in valuation allowance	(223,840)	721,281	16,706
- Other, not individually significant	(4,533)	7,055	(715)

Total net income tax (benefit) expense	(116,164)	(43,238)	134,196

TGS’s accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002	1,834,440	2007
Utilization in 2003	(584,103)

Accumulated tax loss carryforward	1,250,337

CIESA’s accumulated tax loss carryforwards that are available to offset future taxable income are the following:

		2003	Pending	Year of
Description	Amount	Utilization	Amount	expiration
Tax loss carryforward 2001	21,713	(21,713)	—	2006
Tax loss carryforward 2002	498,084	(25,458)	472,626	2007

Total	519,797	(47,171)	472,626

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. The Company and TGS are required to continuously evaluate the recoverability of their deferred tax assets. This evaluation is made based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company’s results of operations. As of December 31, 2003 and 2002, based on current financial information, the Company and TGS are uncertain that they will recover their entire deferred tax assets through future taxable income. Accordingly, at December 31, 2003 and 2002, the Company has recognized a valuation allowance of Ps. 499.7 million and Ps. 728.9 million against its deferred tax assets, respectively.

m)	Asset tax provision

The Company and its subsidiaries are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”), which became effective for fiscal periods ending after December 30, 1998. The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentinean entity as of the end of the year. Pursuant to this law, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

The asset tax provision determined by the Company, is recorded as expense because it is estimated that such tax may not be utilized against future income tax charges.

At December 31, 2003 and 2002, TGS accrued approximately Ps. 20.8 million and Ps. 10.5 million in consolidated asset tax liability, respectively, which is included in “Taxes payable” in the accompanying consolidated balance sheet. In the opinion of management it is more likely than not that TGS will utilize such asset against future income tax charges within the next ten years, and, as a result, TGS has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet.

n)	Allowances and provision for contingencies

TGS provides for losses relating to its accounts receivable and government bonds. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

In addition, the Company and TGS have recognized a valuation allowance to adjust the remaining balance of the tax loss carryforward included in the tax return for fiscal year 2002 which, based on the most recent income projections, is expected to be utilized before its prescription.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company and TGS record liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, their estimates of the outcome of these matters and the experience of their legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Notes 8 and 12.e).

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

o)	Shareholders’ equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.c), except for “Common stock nominal value” which is stated at original cost. The adjustment derived from its restatements has been disclosed in the account “Cumulative inflation adjustment to common stock”.

p)	Revenue recognition

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

q)	Statement of income accounts

Accounts relating to the statement of income have been restated to reflect the effects of inflation as described in Note 2.c).The breakdown of “Net financial expense” line item for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Generated by assets
Interest income	18,209	15,456	12,872
Loss on exposure to inflation	(7,228)	(211,471)	—
Foreign exchange (loss) / gain – net of inflation	(33,019)	78,930	—
Holding losses	—	(37,425)	—

Total	(22,038)	(154,510)	12,872

Generated by liabilities
Interest expense (i)	(266,994)	(349,293)	(232,825)
Gain from exposure to inflation	8,699	116,589	—
Foreign exchange gain / (loss) – net of inflation (ii)	160,727	(904,061)	(4,820)
Amortization of intangible assets	(9,610)	(16,705)	(14,439)
Other expenses and financial charges	(20,093)	(15,461)	(5,667)

Total	(127,271)	(1,168,931)	(257,751)

Total net financial expense	(149,309)	(1,323,441)	(244,879)

(i)	Interest expense is disclosed net of capitalized interest. Capitalized interest amounted to Ps. nil, Ps. nil and Ps. 12,486 for the years ended December 31, 2003, 2002 and 2001, respectively.

(ii)	Foreign exchange gains (losses) for fiscal years 2003 and 2002 are disclosed net of exchange losses that were capitalized in investments and property, plant and equipment as described in Notes 2.g) and 2.i).

r)	Earnings per share

Earnings per share for the years ended December 31, 2003, 2002 and 2001 have been calculated based on 258,858,095 outstanding shares during each year. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

3. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company’s business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, equity in earnings / (losses) of affiliates, net financial expense and income tax benefit (expense).

Assets and liabilities allocated to each segment are those used by TGS and TELCOSUR to develop each business. Assets and liabilities that cannot be allocated to a specific segment have been grouped under “Corporate” and include investments and loans, among others.

There were no revenues among the business segments during the reported years.

As of and for the		NGL Production and
year ended December 31, 2003	Gas Transportation	commercialization	Other services	Corporate	Total
Net revenues	422,093	428,361	42,341	—	892,795
Operating income (loss)	192,408	240,047	5,846	(32,046)	406,255
Depreciation of property, plant and equipment	134,904	26,371	13,397	5,887	180,559
Additions to property, plant and equipment (includes work in progress)	28,946	11,172	2,438	1,689	44,245
Identifiable assets	4,002,960	450,713	218,280	836,016	5,507,969
Identifiable liabilities	37,872	39,005	8,116	4,034,755	4,119,748

As of and for the		NGL Production and
year ended December 31, 2002	Gas Transportation	commercialization	Other services	Corporate	Total
Net revenues	532,051	347,398	60,008	—	939,457
Operating income (loss)	255,122	208,886	13,558	(42,105)	435,461
Depreciation of property, plant and equipment	147,345	28,923	15,549	9,594	201,411
Additions to property, plant and equipment (include work in progress)	97,461	2,664	3,823	1,435	105,383
Identifiable assets	4,489,658	472,652	248,474	298,058	5,508,842
Identifiable liabilities	49,604	30,264	14,649	4,375,419	4,469,936

As of and for the		NGL Production and
year ended December 31, 2001	Gas Transportation	commercialization	Other services	Corporate	Total
Net revenues	954,230	228,105	37,921	—	1,220,256
Operating income (loss)	671,039	87,242	5,552	(65,490)	698,343
Depreciation of property, plant and equipment	124,489	23,723	8,199	11,452	167,863
Additions to property, plant and equipment (include work in progress)	336,646	9,992	73,492	2,914	423,044
Identifiable assets	4,175,901	395,199	193,738	220,490	4,985,328
Identifiable liabilities	83,177	25,468	3,641	2,971,030	3,083,316

TGS provides credit in the normal course of its gas transportation business principally to gas distribution companies, Petrobras Energía, Profertil S.A. (“Profertil”) and Repsol-YPF S.A. (“Repsol-YPF”). Concentration of credit and principal customers net revenues from gas transportation for the years ended December 31, 2003, 2002 and 2001 are as follows:

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

	Trade receivables		Net revenues
Gas Transportation:	2003	2002	2003	2002	2001
MetroGas S.A.	16,411	18,192	172,205	222,765	379,266
Camuzzi Gas Pampeana S.A.	7,421	8,055	76,741	98,139	167,484
Gas Natural BAN S.A.	6,293	12,740	61,162	78,015	123,599
Petrobras Energía	2,841	6,363	25,127	30,661	46,256
Camuzzi Gas del Sur S.A.	1,622	12,444	16,855	21,397	34,418
Profertil	1,188	1,249	11,466	14,804	28,964
Repsol-YPF	1,131	1,072	10,735	14,979	18,834

The principal customers in the NGL production and commercialization segment are Polisur S.A., Petrobras International Finance Company (“Petrobras”) and Repsol-YPF. The amounts of trade receivables as of December 31, 2003 and 2002, and net revenues to these customers for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Trade receivables		Net revenues
NGL Production and
Commercialization:	2003	2002	2003	2002	2001
Petrobras	16,222	22,832	286,105	212,603	19,659
Polisur S.A.	12,257	12,926	141,111	59,200	67,429
Repsol- YPF	3,036	3,243	17,106	26,900	17,505
RYTTSA	—	—	—	—	46,915

4.	SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to reconcile net income (loss) for the year to net cash flows from operating activities.

Cash and cash equivalents at the end of the year are as follows:

	At December 31,
	2003	2002	2001
Cash and deposits in banks	12,234	6,779	11,820
Current investments, net	664,149	202,703	117,215
Current investments with original maturity longer than three months	(3,615)	(4,520)	—

Total	672,768	204,962	129,035

Non-cash transactions are as follows:

	At December 31,
	2003	2002	2001
Supplier financing	7,767	24,615	14,977
Compensation of tax debt with tax credits	47	989	—
Capitalization of exchange loss	(391,318)	646,842	—

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

5. LOANS

As a consequence of the withdrawal of the Restructuring Proposal (described below) and the postponement of interest payments, both announced by TGS on May 14, 2003, its outstanding indebtedness is no longer classified according to its original maturities. A substantial portion of TGS’s indebtedness has been re-classified as current loans in its balance sheets as December 31, 2003 and 2002 since, deriving from the financial agreements entered into between TGS and its creditors, such obligations might become callable.

Detailed information of the Company’s consolidated debt profile as of December 31, 2003 and 2002 is as follows:

	2003	2002
Current Loans:
CIESA US$220 million notes , “Negotiable Obligations” due in 2002 (interest rates 5.54%)	722,600	793,860
Inter-American Development Bank (“IDB”) Loans due through 2011 (interest rates between 5.15% and 10.19%)	1,062,871	1,106,750
1999 EMTN Program: Series 1 Floating rate notes due 2003, (current interest rate of 4.4%)	468,527	509,549
1999 EMTN Program: Series 2 Floating rate notes due 2003, (current interest rate of 10.38%)	472,559	520,395
2000 EMTN Program: Series 1 Floating rate notes due 2006, (current interest rate of 3.33%)	618,837	687,098
1993 EMTN Program: Series 3 Floating rate notes due 2002,( current interest rate of 3.41%)	300,993	339,912
Leases (rates from 7.65% and 9.00%)	2,818	1,668
Other bank borrowings (average rate of 7.29%)	318,637	371,462

Total current loans	3,967,842	4,330,694
Non-current loans:
Leases (rates from 7.65% and 9.00%), due through 2008	7,548	2,445
Total non-current loans	7,548	2,445

Total loans	3,975,390	4,333,139

A description of the most significant financial agreements outstanding at December 31, 2003 is included below:

•	Debt issuances under Global Programs:

1997 CIESA’s Floating Rate Notes

At CIESA Shareholders’ Meeting held on December 13, 1996, the issuance of US$ 220 million notes (under the form of “Negotiable Obligations” in Argentina) was approved. Notes were issued on April 22, 1997. As the debt is due, interest is calculated based on a monthly LIBOR plus an annual rate of 4.40%. The CNV and the Bolsa de Comercio de Buenos Aires (“BCBA”) have authorized the trading of the notes. Proceeds from this issuance were used to cancel a US$ 220 million loan granted on May 20, 1996 by a group of banks led by Société Générale, Supervielle Société Générale and Goldman, Sachs & Co. The amortization of the notes should have been made in a single installment on April 22, 2002.

As a result of the negative impact that the recent economic events in Argentina have produced on CIESA’s financial condition, discussed in Note 2.a , CIESA defaulted the payment of principal and interest due to under the above mentioned agreement, as well as the cap and collar agreements described below. CIESA’s management continues with negotiations with its creditors with the purpose of obtaining an extension of the payment terms. In connection with these renegotiations, the Settlement Agreement (see Note 1) is expected to enhance corporate and operations restructuring and will provide greater flexibility for the progress of debt restructuring.

1993 EMTN Program

At TGS Shareholders’ Meeting held on August 27, 1993, the establishment of a Global Program for the issuance of short and medium Term Notes (Eurocommercial Papers (“ECP”) and Euro Medium-Term Notes (“EMTN”), respectively) was approved (the “1993 EMTN Program”). The 1993 EMTN Program allowed an aggregate notional outstanding amount at any given time of US$ 350 million. At TGS’s Shareholders’ Meeting held on March 6, 1996, the maximum amount of the 1993 EMTN Program was increased to US$ 500 million. The 1993 EMTN Program had been approved by the Bolsa de Comercio de Buenos Aires (“BCBA”) and the CNV.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

The outstanding Series 3 Notes under the 1993 EMTN Program as of December 31, 2003 consist of five-year registered notes for an aggregate amount of US$ 100 million bearing interest at six-month LIBOR plus 0.65% through the first year, stepping up to 0.85% in the fifth year. The notes were authorized for trading in the BCBA. Net proceeds from the placement were used for debt refinancing, to finance capital expenditures and for working capital needs. The original maturity of debt principal was scheduled for December 18, 2002. As agreed between TGS and its creditors, the maturity date was extended until March 18, 2003 at a 3.41% cost per annum. At such date, TGS paid accrued interest. Since that date, no principal or interest has been paid on the Series 3 Notes, which principal due under the agreement was included in the Restructuring Proposal, as described below.

1999 EMTN Program:

TGS ´s Shareholders’ Meeting held on February 17, 1999 ratified the authorization given at the TGS Shareholders’ Meeting held on February 17, 1998 for the creation of a new US$ 500 million Global Program (the “1999 EMTN Program”), to replace the 1993 EMTN Program which expired at the end of 1998. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized the 1999 EMTN Program. The outstanding notes under the 1999 EMTN Program as of December 31, 2003 consist of the following:

Series 1: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million that were scheduled to mature in a single payment on March 27, 2003. The notes bore interest at 30, 60, 90 or 180-day LIBOR, at TGS’s choice, plus 2.25% through the first year, stepping up to 3% in the third year. Net proceeds from this transaction were applied to refinance the issuance under the 1997 Global Program, created in February 1997 for a term of 36 months and whose last issuance was cancelled on March 27, 2000. On the maturity date of the Series 1 Notes, TGS paid accrued interest and included the principal in the Restructuring Proposal, as described below.

Series 2: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, issued at a price of 99.694%, that were scheduled to mature in a single payment on April 15, 2003. The notes bore interest at an annual fixed rate of 10.38%, payable semi-annually. The Luxembourg Stock Exchange, the BCBA and the Mercado Abierto Electrónico authorized the public trading of this issuance. Net proceeds from this transaction were exclusively used to prepay and partially refinance the second issuance under the 1996 Global Program, which matured in June 2000. On April 15, 2003, the date of the maturity of the notes, TGS paid accrued interest and the principal was included in the Restructuring Proposal, as described below.

2000 EMTN Program:

TGS Shareholders’ Meeting held on February 22, 2000, approved the creation of a new Global Euro Medium- Term Note Program (the “2000 EMTN Program”) for the issuance of short and medium-term notes up to an aggregate outstanding amount of US$ 300 million, in order to replace the Global Program created in 1997. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program.

The outstanding note under the 2000 EMTN Program as of December 31, 2003, is a medium-term (5 years) registered note in an aggregate principal amount of US$ 200 million with final maturity on April 24, 2006, which was privately placed (the “OPIC Note”). Debt would be paid in five equal semi-annual installments with a 36-month grace period. The note bears interest at LIBOR, plus 1.955% annual, payable quarterly. The note was acquired by the financial trust “Titan TGS 2001” and is the underlying asset of the Class “A” and “B” notes issued by such trust. The class “A” notes are covered by an insurance provided by the Overseas Private Investment Corporation (“OPIC”) that covers risk of non-convertibility of local currency, transfer restrictions imposed by the government and expropriation, in each case, if certain conditions are met. Proceeds from this transaction were applied to finance the investment plan for the period 2001-2003.

TGS paid interest accrued until April 24, 2003. Since that date, no interest has been paid on the OPIC Note. The accrued and unpaid interest and the principal of the OPIC Note have been included in the Restructuring Proposal, as described below.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

•	IDB loans:

In April 1999, TGS received funds from an IDB loan agreement, for a total amount of US$ 226 million (the “April IDB Loan Agreement”). The April IDB Loan Agreement matures in 12 years, with a five-year grace period that results in an eight and a half-year average life. The April IDB Loan Agreement is structured through an “A” loan disbursement of US$ 50 million which is funded by the IDB and a “B” loan disbursement totaling US$ 176 million which was raised through a private placement to foreign investors. IDB is the lender of record and administrator for both “A” and “B” loans disbursements. The transaction was priced at 450 basis points over an average US Treasury bond interest rate settled at 5.15% (for US$ 200 million) and at 375 basis points over LIBOR (for the remaining US$ 26 million). Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1998-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

Additionally, in November 1999, TGS received a loan which totals US$ 100 million pursuant to another IDB loan agreement (the “November IDB Loan Agreement”). The November IDB Loan Agreement matures in eleven and a half years, with a four and a half-year grace period and an eight-year average life. The November IDB Loan Agreement is structured through an “A” loan disbursement of US$ 25 million which is funded directly by the IDB and a “B” loan disbursement of US$ 75 million which was raised through a private placement to foreign investors. The transaction was priced at 420 basis points over an average US Treasury bond interest rate settled at 5.99%. Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1999-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

TGS did not pay accrued interest on both loan agreements due on May 15, 2003. Both accrued and unpaid interest and principal were included in the Restructuring Proposal, as described below.

•	Other bank borrowings:

Other bank borrowings include credit lines granted by the Export Import Bank of the USA (“Eximbank”) payable over five years in semi-annual installments accruing interest at 180-day LIBOR plus 0.20% or 0.40% annually depending on the credit line. As of December 31, 2003 and 2002 the current principal outstanding amounted to Ps. 23,580 and Ps. 27,880, respectively.

TGS included unpaid principal and interest payments in the Restructuring Proposal, as described below.

•	Covenants:

According to the conditions of the 1997 CIESA’s Floating Rate Notes issuance mentioned above, the Company was obliged to comply with restrictive covenants, which include, among others , the following:

i)	Restrictions to create liens: as long as any note issued remained outstanding, the Company was not allowed to create any lien securing debt assumed after April 22, 1997, which in the aggregate exceeded US$ 10 million unless the lien was confined solely to finance, in full or in part, the purchase or construction of the assets so encumbered.

ii)	Restrictions on the level of indebtedness: CIESA’s consolidated debt may not exceed 60% of the sum of such consolidated debt plus the difference between its consolidated assets and liabilities.

iii)	Interest coverage ratio: consolidated net income before interest expense, income tax, depreciation and amortization could not be lower than 2.5 times consolidated interest and rental expenses.

iv)	CIESA was bound to maintain the direct control of at least 51% of TGS’s voting shares.

Additionally, TGS’s debt agreements described above included certain covenants, which as a result of the devaluation of the Argentine peso and TGS’s current financial condition, were breached and are proposed to be amended in the Restructuring Proposal described below. Such covenants included, among others, the following:

i)	restrictions to create liens: as long as any note issued remained outstanding, TGS could not encumber its assets or its present or future revenues with debt incurred which in the aggregate exceeds US$ 10 million or US$ 20 million

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

depending of each global program, unless the TGS financed, in full or in part, the purchase or construction of the assets so encumbered.

ii)	restrictions on the level of indebtedness: as of the closing date of annual and/or interim financial statements, debt assumed by TGS could not exceed 60% or 65% (as applicable, according to the respective TGS’s Global Program) of the sum of total debt plus shareholders’ equity. Additionally, under the IDB loan agreement, debt assumed by TGS could not exceed 65% of the sum of total debt plus shareholders’ equity, minus intangible assets, deferred issuance discounts and other similar to them.

iii)	restrictions on the EBITDA (defined as earnings before net financial expense, income tax, depreciation and amortization) to “Net financial expense” ratio: this ratio could not be less than 2.5 in any moment.

•	TGS’s Global Debt Restructuring Proposal

On February 24, 2003, TGS initiated a restructuring proposal, which was aimed at restructuring substantially all of its outstanding indebtedness, amounting to approximately US$ 1,027 million (the “Restructuring Proposal”). The Restructuring Proposal was a consequence of the negative impact on TGS’s financial condition and results of operations caused by the significant changes in the Argentine economy in late 2001 and early 2002. Such changes jeopardized TGS’s ability to generate cash required to service and pay its outstanding debt obligations, including US$ 492 million due in 2003.

The primary goals of the Restructuring Proposal are to eliminate the concentration of maturities over the short term, to amend and/or renegotiate certain covenants of TGS’s existing debt obligations, which were breached as discussed above, and to adjust the interest rate and amortization schedule to align TGS’s debt service to its expected future operating cash flow.

The Restructuring Proposal would be implemented by means of an out-of-court renegotiation agreement, or “Acuerdo Preventivo Extrajudicial” (“APE”), a new feature introduced under the Argentine law in 2002, which permits TGS to implement a restructuring of its debt obligations with respect to all creditors included in the Restructuring Proposal if, among other requirements, creditors representing two-thirds of the agreement principal amount of such debt obligations agree to the terms of the Restructuring Proposal and such agreement is endorsed by a court.

Pursuant to the Restructuring Proposal, TGS called a note holders’ meeting held (on second call) on April 11, 2003 at which TGS sought the approval of the Restructuring Proposal, which in aggregate represented approximately US$ 600 million of TGS’s debt. The Restructuring Proposal presented by TGS was consented to by holders of notes representing the following amounts: (i) US$ 73 million at the meeting of the Series 1 Notes under the 1999 EMTN Program, the outstanding principal amount of which is US$ 150 million, (ii) US$ 81 million at the meeting of the Series 2 Notes under the 1999 EMTN Program, the outstanding principal amount of which is US$ 150 million and (iii) US$ 65 million at the meeting of the Series 3 Notes under the 1993 EMTN Program, the outstanding principal amount of which is US$ 100 million. The meeting in respect to the OPIC Note, the outstanding principal amount of which is US$ 200 million, was not held due to lack of quorum.

Despite the consent received at the note holders’ meeting, TGS nonetheless failed to achieve the Requisite Majorities as required by Argentine Law in order to file the APE for endorsement. Therefore, on May 14, 2003 TGS decided to withdraw the Restructuring Proposal and simultaneously announced the postponement of interest payments. If TGS does not agree to a restructuring with its creditors, certain long-term debt obligations, which have not otherwise previously matured may become due upon acceleration. Such an event will further deteriorate TGS’s financial condition. As a consequence of the withdrawal of the Restructuring Proposal, TGS has reclassified its outstanding long-term debt obligations as Current Loans in its consolidated balance sheet as of December 31, 2003 and 2002. In addition to this reclassification of a significant portion of its long-term debt, TGS has made an accrual of default interest on its debt obligations that require a demand for payment of such default interest, which demand has not been made, in order for such interest to be due and payable.

At the date of issuance of these consolidated financial statements, TGS is still negotiating the Restructuring Proposal with its major creditors to achieve the restructuring of its indebtedness and to align TGS’ debt service to its expected operating cash flow.

•	Derivative financial instruments:

Interest rate caps

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

As of December 31, 2003, TGS had outstanding interest rate cap agreements with major financial institutions to manage the impact of the floating interest rate changes on the US$ 200 million OPIC Note issued under the 2000 EMTN Program.

In July 2001, TGS entered into interest rate cap with knock-out agreements associated with the OPIC Note issued under the 2000 EMTN Program, pursuant to which TGS set the 3-month LIBOR at an annual cost of 5.25%, in the event that such rate fluctuates between 5.25% and 8% annually. However, in the event LIBOR at the beginning of any interest period is equal to or greater than 8%, TGS will pay LIBOR that is in effect for such interest period. These agreements have an aggregate notional amount of US$ 200 million and mature on April 24, 2006. Amortization of the above mentioned issuance is in five semi-annual installments starting April 24, 2004 and matches the amortization schedule of the interest rate agreements. Premiums paid by TGS amounted to US$ 2.9 million. As of December 31, 2003 the fair value of the investments amounted to US$ 64 thousand based on information provided by the financial institutions with which the hedging agreements were entered.

The cost of the derivative financial instruments described above was recorded as an intangible asset and until December 31, 2002 was amortized in line with the remaining term of the OPIC Note. During the year ended December 31, 2003, the mentioned agreements have not generated results due to the fact that the LIBOR remained below an annual rate of 5.25%. Based on the current and future expected level of LIBOR, TGS decided that the derivative is no longer effective to cover the risk of interest rate fluctuation and, consequently, the difference between the unamortized portion of the premium paid at inception and its fair value (included in “Other Current Receivables”) was charged to expense during the year ended December 31, 2003. Such difference amounted to Ps. 3.4 million and was included within the “Net Financial Expense” line item in the consolidated statement of income.

In August 2000, the Company entered into interest rate cap and collar agreements with major financial institutions to set the three-month LIBOR applicable to the US$ 220 million Negotiable Obligations mentioned above. Through the cap agreement, the Company set the three-month LIBOR at an annual cost of 7% for US$ 66 million. Therefore, if during any three-month period the level of the mentioned rate is lower than 7% per annum, the Company will pay the effective three-month LIBOR of the period. On the other hand, through the collar agreements, the Company set the three-month LIBOR at an annual cost of 7.35% for US$ 154 million if in any three-month period the level of this rate is higher than 7.35%. However, if during any period the average level of the mentioned rate is lower than 6.64% per annum, the Company will have to pay 6.64% for such period. These agreements were effective from October 18, 2000, to April 22, 2002.

Currency and interest-rate swap to hedge foreign currency debt

On January 26, 2000, TGS entered into a currency and interest-rate swap agreement with Bank of America to effectively convert its 0.6 billion Yen-denominated six-month LIBOR plus 1.125%-interest-rate debt (included in other bank borrowings) to U.S. dollar-denominated six-month LIBOR plus 1.36%-interest-rate debt for a notional amount of US$ 6.1 million which matured on January 28, 2002. The notional amount of this derivative instrument did not represent an asset or liability to TGS, but rather, was the basis for the settlements under the contract terms. Although, this agreement was denominated in U.S. dollars, it was intended to protect TGS from the fluctuations in the exchange rate between the Argentine Peso and the Yen, considering the Convertibility Law in effect at the inception date.

Foreign currency forward-exchange contracts

During the year ended December 31, 2001, in order to provide a protection against the effects of foreign currency fluctuations on Yen-denominated short-term debts (included in other bank borrowings), TGS entered into two foreign currency forward-exchange contracts with Banco Bilbao Vizcaya Argentaria to buy an aggregate amount of 1.8 billion Yen maturing in June and September 2002. Although these agreements were denominated in U.S. dollars, they were intended to protect TGS from the fluctuations in the exchange rate between the Argentine Peso and the Yen, considering the Convertibility Law in effect at the inception date.

Interest rate lock agreements

In 1998, TGS entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which TGS locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. TGS settled one of the agreements in February 1999 for an amount of US$ 100 million and the other for US$ 100 million in

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

two installments in March and April 1999. In settlement of these agreements, TGS made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements was recorded as intangible assets in the accompanying consolidated balance sheets and is being amortized over the term of the loan agreement.

In addition, TGS entered into a hedge transaction, which locked in the rate on the 5-year US Treasury Bond at 5.62%. The hedge transaction was entered into in contemplation of a US$ 200 million debt issuance based on the 5-year US Treasury rate to refinance the first issuance of notes under the 1993 EMTN Program. Given the instability in the capital markets, TGS made the second issuance under the 1996 Global Program amounting to US$ 200 million and with an 18-month maturity. Consequently, the approximate US$ 8 million cost of the hedge agreement settled in January 1999 (recorded as financing cost in intangible assets) was amortized over such period.

6. REGULATORY FRAMEWORK

a)	General framework and current tariff context:

TGS’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory decree No. 1738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs should be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established at the privatization and could be adjusted, with prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs could be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms mentioned above in connection with tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002 (the “Emergency Law”), which among other provisions eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Emergency Law. However, since early 2002 and so far up to the date of issuance of these consolidated financial statements no progress has been made in the renegotiation of the contracts — nor have tariffs been readjusted — in spite of several attempts by the Executive Branch to grant partial tariff increases. These tariff increases were suspended by Court decisions on legal actions filed by consumer organizations and the Ombudsman, on the grounds that tariff increases were illegal until the contract renegotiation process was completed.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This new unit will conduct the renegotiation process of the contracts related to utilities and public works, and is entitled to reach total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in the renegotiation process until December 2003, when the UNIREN and TGS discussed preliminary documents, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussions, (ii) a draft agenda was outlined in order to deal with main issues such as costs, investment programs and financing, rates of return and tariffs, etc. and (iii) a schedule was settled for the renegotiation of the regulatory framework. The deadline for the adjustment of the regulatory framework with the approval of the National Congress was set for the end of 2004.

The Executive Branch , through Decree No 180/04, among other measures, established the creation of a Gas Electronic Market (“MEG”) with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on TGS ´s interruptible transportation revenues.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

The NGL production and commercialization and other services segment are not regulated by ENARGAS, and as provided in the Transfer Contract, are organized as divisions within TGS and maintain separate accounting information.

The License stipulates, among other restrictions, that TGS may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA’s creditors.

b)	PPI adjustment suspension

As from January 1, 2000 adjustments to tariffs to reflect PPI variations were suspended, firstly through an agreement with the Federal Executive Branch and later by a Court decision arising from a lawsuit started to determine the illegality of tariff adjustment through indexes. In light of this situation, TGS continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Emergency Law, TGS deemed that tariff adjustment to reflect PPI — which was legitimate according to the Regulatory Framework agreed upon the privatization — had turned out unlikely, as the possibility of its recovery was subject to future events beyond the control of TGS. Therefore, in 2001, TGS recorded a loss of Ps. 126,705 related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and as from 2002 discontinued the mentioned accrual. This does not mean that TGS waives the rights and the actions it is entitled to under the regulatory framework. Such rights and actions will be maintained and exercised in every legal and administrative instance including the renegotiation process under the Law N° 25,561.

c)	Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, TGS is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

TGS may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that TGS may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, TGS will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i)	the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)	the net proceeds of a new competitive bidding.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

7. COMMON STOCK AND DIVIDENDS

a)	General

The Company was incorporated on December 14, 1992 with a common stock of Ps. 12, and was registered with the Public Register of Commerce on December 21, 1992.

Capital contributions made by the owners to acquire 70% of TGS common stock, was initially recorded as an irrevocable capital contribution against future share subscriptions. As disposed by an Extraordinary Shareholders’ Meeting held on December 20, 1993, such contribution was thereafter capitalized as ordinary and preferred shares for 286,511 and 204,846 shares, respectively. The capital increase and the amendments to TGS’s by-laws were registered with the Public Register of Commerce on May 2, 1994. On February 24, 1994, the Extraordinary Shareholders’ Meeting approved the capitalization into ordinary shares of an irrevocable capital contribution against future share subscription amounting to Ps. 21,900 (face value) and the partial conversion into ordinary shares of Ps. 1 nominal value and right to one vote per share of 65,700 preferred shares, effective January 24, 1994. The capitalization was registered with the Public Register of Commerce on October 26, 1994.

The Company’s Extraordinary Shareholders’ Meeting held on November 16, 1994 approved the redemption of the remaining 139,146 outstanding preferred shares. Such redemption was registered with the Public Register of Commerce on May 10, 1995.

The Company’s Extraordinary Shareholders’ Meeting held on November 26, 1999 approved a voluntary common stock reduction up to a nominal value of Ps. 75,203, in proportion to each shareholder’s interest in TGS, representing 75,203,177 shares of Ps, 1 nominal value each (38,353,619 class “A” common shares and 36,849,558 class “B“common shares). In such meeting a reimbursement amount of Ps. 101,066 was settled based on book value (equity method) as of September 30, 1999 payable through the 100% transfer of TGS’s shareholdings in CIESA Inversora S.A. and Enron de Inversiones de Energía S.A. and the remainder, through a partial transfer of TGS Class “B” shares. In addition, TGS’ shareholders authorized the Board of Directors to decrease the amount of such common stock reduction.

On December 28, 1999, considering the decision adopted in such Extraordinary Shareholders’ Meeting, CIESA’s Board of Directors decreased the amount of the common stock reduction to a nominal value of Ps. 61,954 representing 61,954,364 shares of Ps. 1 nominal value each (31,596,726 class “A” common shares and 30,357,638 class “B” common shares) effective October 1, 1999. A reimbursement amount of Ps. 83,261 was settled based on book value (equity method) as of September 30, 1999, payable through the 100% transfer of TGS’s shareholdings in CIESA Inversora S.A. and Enron de Inversiones de Energía S.A. and the remainder, through a transfer of 34,750,616 TGS class “B” common shares, in proportion to each shareholder’s interest in TGS. The mentioned common stock reduction and the amendments to TGS’s by-laws were registered with the Public Registry of Commerce on March 2, 2000. After this TGS shares transfer, CIESA held a shareholding interest in TGS of approximately 62.35%.

In addition, the Extraordinary Shareholders’ Meeting held on January 12, 2000, approved a new voluntary common stock reduction amounting to a nominal value of Ps. 86,193, representing 86,193,406 shares of Ps. 1 nominal value each, in proportion to each shareholder’s interest in TGS. A reimbursement amount of Ps. 115,836 was setted based on book value (equity method) as of September 30, 1999. In such meeting, the shareholders resolved to perform the reduction in various stages: the first one up to a nominal value of Ps. 79,088, in proportion to each shareholder’s interest in TGS, representing 79,087,983 shares of Ps. 1 nominal value each. A reimbursement amount of Ps. 106,287 was settled based on book value (equity method) as of September 30, 1999, payable through the transfer of up to 82,767,490 TGS class “B” common shares. Also, in such Shareholders’ Meeting the Board of Directors was authorized to: (i) reduce the nominal value of the first stage of the common stock reduction, (ii) define the amount and time of future stages, in proportion to each shareholder’s interest in TGS, provided that the total amount of the common stock reduction do not exceed the Ps. 86,193 face value, as approved by TGS’s shareholders.

On February 7, 2000, considering the decision adopted by the Extraordinary Shareholders’ Meeting held on January 12, 2000, CIESA ´s Board of Directors approved, effective January 1, 2000, the first stage of the second voluntary common stock reduction for a nominal amount of Ps. 53,310, representing 53,310,421 shares of Ps. 1 nominal value each (27,188,315 class “A” common shares and 26,122,106 class “B” common shares) in proportion to each shareholder’s interest in TGS, a reimbursement amount of Ps. 74,629 was settled based on book value (equity method) as of December

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

31, 1999, payable through the transfer of 56,070,288 TGS class “B” common shares. The common stock reduction represented an approximately 17% decrease thus reducing in equal proportion the rest of the accounts of TGS’s shareholders equity. The mentioned common stock reduction and the amendments to TGS’s by-laws were registered with the Public Registry of Commerce on March 23, 2000. After the latter TGS shares transfer, CIESA reduced its shareholding interest in its controlled company to approximately 55.30%.

On May 26, 2003, CIESA’s Board of Directors approved an irrevocable capital contribution in cash against future shares subscriptions, amounting to Ps. 861 in proportion to the stock owned by each shareholder, which was totally paid in. This contribution was ratified by CIESA’s Shareholders’ Meeting held on April 2, 2004.

Furthermore, CIESA’s Shareholders Meeting held on April 2, 2004 also approved an irrevocable capital contribution in cash against future shares subscriptions amounting to Ps. 1,170 in proportion to the stock owned by each shareholder, which was totally paid in March 2004.

As of December 31, 2003, CIESA’s common stock subscribed, paid in and issued is composed of:

Classes of stock

Common stock, nominal value Ps. 1 per share, one vote per share

Class “A” common shares	132,017,627
Class “B” common shares	126,840,468

Total common shares	258,858,095

b)	Limitation on the transfer of CIESA’s shares

The Bid Package for the privatization of GdE (the “Bid Package”)

stipulates that prior authorization of ENARGAS shall be required in the following instances:

•	Transfer of class “A” common shares representing 51% of the common stock unless such transfer is made within companies belonging to the same economic group.

•	When any shareholder of TGS has qualified due to the shareholders’ equity, guarantee and/or technical background of its parent company and the latter sells its shares to other shareholders, or the current management is discontinued.

•	Any other corporate action implying a reduction in ownership interest.

c)	Limitation on the transfer of TGS’ shares

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

Prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders under subscribed agreements among them must be obtained for the transfer of TGS’ common shares if such sale reduces CIESA’s shareholding below 51% of TGS’ capital stock (Class “A” shares). The Bid Package states that ENARGAS’s approval will be granted, provided that:

•	The sale covers 51% of TGS’ common stock or, if the proposed transaction is not a sale, the act of reducing the shareholding will result in the acquisition of a shareholding of not less than 51% by another investor company (“the applicant”).

•	The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

The breach of any of the restrictions mentioned above shall result in the termination of the License.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

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

d)	Dividend distribution

The Company’s Annual Ordinary Shareholders’ Meeting, held on March 2, 2001 constituted a Voluntary Reserve of Ps. 31,216 for future dividends — the distribution, timing and amount of which was entrusted to the Board of Directors. Thus, on April 3, 2001 the Board of Directors approved a dividend distribution amounting to Ps. 31,216, which was paid in April 2001.

For the fiscal year ended December 31, 2001, the Board of Directors meeting held on December 27, 2001, approved a cash dividend amounting to Ps. 24,841, which was paid in advance in October 2001, based mainly on 2001 first half earnings. The Annual Ordinary Shareholders’ Meeting held on May 14, 2002 approved the distribution mentioned above.

e)	Restrictions on retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year ´s net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

TGS by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, payable to all regular employees so as to distribute 0.25% of the net income of each year among them. An accrual for this expense has been recorded in the account “Payroll and social security taxes payable”.

8. LEGAL AND REGULATORY MATTERS

a)	In April 1996, GdE filed a legal action against TGS for Ps. 23 million, which is the amount GdE claims as a reimbursement for the cost of construction of two compressor plants currently in operation on TGS’s pipeline. TGS had denied such claim on the grounds that it owes no money to GdE as it acquired rights to these compressor plants as a part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE’s claim for Ps. 23 million plus interest (calculated at the “passive rate” set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered TGS to pay the fair value of such plants based on an expert assessment to be performed. TGS has recorded such plants as “Property plant and equipment, net”, valued at Ps. 4.3 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants’ fair value resulting from the expert assessment is determined. In October 2001, TGS filed an ordinary and extraordinary appeal before the Supreme Court of Justice (“SCJ”) against such judgment. In August 2003, the SCJ sustained GdE’s claim and ordered TGS to pay the market price of the compressor plants at the date in which they were added to TGS assets (amount to be determined by a court appointed expert) plus interest and litigation expenses. At the date of issuance of these consolidated financial statements, TGS has recorded an accrual based on its own best estimates until the final assessment is prepared.

On January 14, 2004, TGS signed an agreement with ENARGAS, the Energy Bureau and UNIREN through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be recorded on account of the final amount to be paid as determined by the expert’s assessment. The Argentine Government will own such assets, and an

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

agreement will be entered into to grant the right of use of the assets to TGS, that will have to operate and maintain such assets until expiration of the License.

b)	As of the date of issuance of these consolidated financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in accordance to which it is responsible, during the five-year period ending on December 31, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfill its capital expenditures program related to the system integrity and public safety required by the License, TGS has entered into easement agreements with certain landowners and paid related amounts. Consequently, TGS filed a claim against GdE to recover the amounts paid.

On October 7, 1996, the Executive Branch, through Decree No. 1,136/96, created a contribution fund, as specified in the License, to assume GdE’s obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above-mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed against GdE-ENARGAS an administrative claim requesting reimbursement for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. As of December 31, 2003 the amount of such reimbursement (approximately Ps. 4.2 million) was recorded within “Other non-current receivables”. TGS expects to fully recover the amounts paid, based on its rights derived from the License.

In connection with the easements payable starting January 1, 1998, TGS is negotiating with ENARGAS for the recovery of amounts paid through increases in the transportation rates. TGS expects, based on its rights, to fully recover the amounts recorded in this connection.

c)	TGS received claims from the Tax Bureau of the Neuquén, Río Negro, La Pampa, Chubut and Santa Cruz Provinces, for the collection of stamp tax, according to the interpretation of such Provinces, on gas transportation contracts and services offer letters between TGS and its shippers and other contracts subscribed during the privatization of GdE.

Regarding the claim received from the Río Negro Province, in September 1999, the Tax Bureau of such Province formalized the claim through a liability assessment. TGS notified the Argentine Government of its position and filed an appeal before such Tax Bureau, which was overruled in January 2001. Against such action, on February 1, 2001, TGS filed an appeal before the Minister of Economy of the Río Negro Province, which was rejected in early April 2001. Such Province urged TGS to pay the assessment, which amounted to approximately Ps. 438 million (including interest and penalties as of April 30, 2001). On March 21, 2001, TGS filed a declaratory action of certainty before the SCJ, requesting the court to issue a judgement regarding the legitimacy of the Tax Bureau claim. TGS also asked the SCJ to enjoin the Río Negro Province from attempting to collect the aforementioned tax, until the SCJ granted the injunction. In April 2001, SCJ granted the requested injunction.

Regarding the claim received from the Neuquén Province in December 1999, the Tax Bureau of such Province formalized the claim through a liability assessment for approximately Ps. 97 million (which includes its related interest as of December 31, 1999). Such assessment was appealed before such Tax Bureau. In April 2001, TGS received a re-assessment, which amounted to approximately Ps. 210 million including interest and penalties. On April 17, 2001, TGS filed an administrative motion before such Tax Bureau, on the grounds of the inadmissibility of such re-assessment while the resolution of the appeal previously filed against the assessment received in December 1999, was still pending. Also, TGS appealed against the application of penalties, which were determined disregarding the right of due process. In addition, in September 2001, the Tax Bureau of the Neuquén Province notified TGS about liability assessments related to the stamp tax arising from the Transfer Agreement subscribed by TGS in the privatization of GdE and from the Technical Assistance Agreement for amounts of Ps. 44 million and Ps. 6 million, respectively (including accrued interest as of August 31, 2001). Against such resolutions, TGS has filed appeals before such Tax Bureau, who rejected the appeal for the Transfer Agreement. Consequently, TGS has filed an appeal before the Minister of Economy of the Province. At the end of December 2001, TGS filed a declaratory action of certainty before the SCJ for all Neuquén Province’s claims, with the same purposes and effects of that presented for the Rio Negro Province’s claim. In April 2002, the SCJ granted the injunction requested and enjoined the Neuquén Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

Regarding the claim received from the La Pampa Province in July 2002, the Tax Bureau of such Province formalized the claim through a liability assessment, for approximately Ps. 68 million (including penalties and interest as of July 31, 2002). Such determination was appealed before such Bureau at the beginning of August 2002. At the date of issuance of these consolidated financial statements no answer has been received in response to this appeal. In late August 2002, TGS filed a declaratory action of certainty before the SCJ. In November 2002, the SCJ granted the injunction requested and enjoined the La Pampa Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter.

In May 2002, the Tax Bureau of the Province of Chubut filed administrative actions in order to determine a stamp tax debt for contracts and gas transportation offers amounting to Ps. 5.4 million (together with its respective fines and interest calculated at April 30, 2002). TGS made the respective discharge in July 2002 refuting the basis of such proceedings, and has not received at the date of issuance of these consolidated financial statements any reply from such Bureau. At the end of October 2002, TGS filed before the SCJ a declarative action of certainty, so that it can be expedited on the legitimacy of the claim for such tax. In April 2003, the SCJ did not grant the injunction requested and consequently TGS asked the Supreme Court for the revocation of such petition through the filing of a reposition action. In June 2003, the Supreme Court modified its first judgement, granting the injunction.

Regarding the claim received from the Santa Cruz Province, the Tax Bureau of such Province notified TGS about a preliminary assessment, amounting to approximately Ps. 41 million (which includes its related interest as of December 31, 2000). In respect of this assessment, TGS presented a discharge and filed its appeal before such Tax Bureau, which resolution is pending as of the date of issuance of these consolidated financial statements. In addition, TGS filed a declaratory action of certainty before the SCJ with the same purposes and effects of that presented in respect of the Río Negro Province’s claim. In March 2001, the SCJ granted the requested injunction and enjoined the Santa Cruz Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter. In April 2004, the SCJ declared inadmissible the Province of Santa Cruz’s tax claims. This decision by the Supreme Court sets a material judicial precedent for the resolution of the rest of the claims filed by the Neuquén, Río Negro, La Pampa and Chubut Provinces, which are similar to the one filed by the Santa Cruz Province.

TGS’s management believes that contracts entered into before its take-over were not subject to provincial stamp taxes because the parties to the contracts at the time they were signed were governmental entities that were exempt from the tax. Moreover, even if the contracts were subject to provincial stamp taxes, management believes that GdE would bear responsibility for this tax under the Transfer Agreement. However, if TGS were forced to pay any amount, it would have the right to be reimbursed from GdE or the Argentine Government. Accordingly, TGS has not recorded any liabilities in this connection. In the case of the Technical Assistance Agreement, TGS has alleged the irrelevance of the tax mainly due to the fact that this agreement was entered into the jurisdiction of the city of Buenos Aires and took effect there instead of the Neuquén Province or any other province.

With respect to the other assessments, TGS’s management believes that gas transportation service offer letters are not subject to the tax mentioned above. Should they be taxable, TGS believes that such event must be considered a change in the interpretation of the tax law, and its impact should be reflected in the tariff according to the relevant regulations. ENARGAS believes that the claims for stamp tax lack merit because it considers the tax to be unlawful.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

d)	In addition to the matters discussed above, TGS is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, TGS believes there are meritorious defenses, which will be asserted vigorously to challenge all claims and that possible liabilities from these claims will not have a material adverse effect on TGS’s consolidated financial position or results of operations.

9. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In late 1992, TGS entered the Technical Assistance Agreement with Enron Pipeline Company Argentina S.A. (“EPCA”), in compliance with the provisions of the Bid Package and the Transfer Contract, whereby EPCA is to provide technical advisory services. The Technical Assistance Agreement establishes that the technical operator will provide services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, TGS pays a monthly fee based on the higher of: a percentage of certain defined income of TGS or a specified fixed annual amount. The term of the current contract with EPCA is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in Note 1 includes a term which provides for the assignment of the Technical Assistance Agreement to Petrobras Energía.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2003 and 2002 is as follows:

	2003		2002
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
EPCA	—	2,650	—	4,023
Petrobras Energía	4,707	7,414	8,066	10,469
Petrobras	16,222	—	22,832	—
LINK	167	—	264	4
TGU	77	—	—	—
EGS	—	297	—	—
Enron América del Sur S.A.	—	—	32	—
Area Santa Cruz II UTE (1)	127	—	366	—

Total	21,300	10,361	31,560	14,496

(1)	As of December 31, 2003, Petrobras Energía had 100% of this joint venture.

The detail of significant transactions with related parties for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Revenues
		NGL production and		Compensation for	Revenue
	Gas	commercialization	Salaries and	technical	for administrative
Company	Transportation	and other services	wages	assistance	Services
EPCA	—	—	554	29,043	84
Petrobras Energía	25,127	45,367	—	—	—
Petrobras	—	286,105	—	—	—
LINK	—	818	—	—	—
TGU	—	1,379	—	—	—
Enron América del Sur SA.	24	—	—	—	—
Area Santa Cruz II UTE(1)	—	1,402	—	—	—

Total 2003	25,151	335,071	554	29,043	84

Total 2002	32,825	294,908	1,378	31,274	101

Total 2001	60,971	50,817	1,835	42,475	154

(1)	As of December 31, 2003, Petrobras Energía had 100% of this joint venture.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

10. SUBSIDIARIES AND AFFILIATES

TELCOSUR:

In September 1998, TGS’s Board of Directors approved the creation of TELCOSUR, whose purpose is the rendering of telecommunication services, assuring the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in such company is 99.98% and the remaining 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the incorporation of this company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution No. 3,468, granted a license to TELCOSUR to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, TELCOSUR obtained from the National Communication Commission the rights for most of the frequencies necessary for its operations. On July 1, 2000, TELCOSUR began operations.

LINK:

LINK was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which will link TGS’s gas transportation system with Cruz del Sur S.A.’s pipeline.

The connection pipeline will be extended from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara.

TGS’s ownership interest in such company is 49% and DINAREL S.A. holds the remaining 51%. Total common stock amounts to Ps. 12.

TGU (formerly Isonil):

In September 2002, TGS invested Ps. 5 in the acquisition of a 49% equity interest in TGU, a company incorporated in Uruguay. The company’s corporate purpose is the rendering of services of operation, inspection and assistance in case of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. This company renders operation and maintenance services to Cruz del Sur Pipeline S.A in the Uruguayan pipeline tranche.

On October 3, 2003 the corporate name of the subsidiary company was changed from Isonil to Transportes y Servicios de Gas en Uruguay S.A, which was registered with the Uruguayan National Board of Trade.

EGS

In September 2003, EGS, a company registered in Argentina, was incorporated. The common stock of EGS amounts to Ps. 12, and the ownership is distributed between TGS (49%) and TGU (51%). The main business of EGS is the construction, ownership and operation of the pipeline which will connect TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

     I. Differences in measurement methods

The following reconciliation to US GAAP does not include an elimination of the adjustments to the consolidated financial statements to account for the effects of inflation required under Argentine TR No. 6, (as amended by TR No. 19), as permitted by Item 18 to Form 20-F.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Year ended December 31,
	2003	2002	2001
Reconciliation of net income (loss):
Net income (loss) under Argentine GAAP	220,523	(591,126)	84,921
US GAAP adjustments:
Capitalization of interest cost (Note 11.a)	3,632	7,677	—
Intangible assets (Note 11.b)	(10,606)	—	—
Accrual for vacation (Note 11.c)	2,539	1,979	(93)
Hedge of anticipated transactions (Note 11.d)	596	1,783	1,783
Accounting for derivative instruments and hedging activities (Note 11.e)	3,657	4,796	(8,453)
Exchange difference (Note 11.f)	—	1,625,102	(1,625,102)
Non-current investment in unconsolidated affiliated companies (Note 11.g)	5,695	(2,954)	(3,968)
Capitalized exchange difference (Note 11.h)	406,191	(621,397)	—
Discounted value of certain receivables (Note 11.i)	2,180	—	—
Deferred income tax under Argentine GAAP (Note 11.j)	(116,251)	(43,238)	(1,552)
Deferred income tax under US GAAP (Note 11.j)	(44,832)	(629,934)	(4,902)
Valuation of property plant and equipment (Note 11.k)	11,327	12,077	12,075
Minority interest (Note 11.l)	(138,412)	(119,965)	594,322

Net income (loss) under US GAAP	346,239	(355,200)	(950,969)

	As of December 31,
	2003	2002
Reconciliation of shareholders’ equity:
Shareholders’ equity under Argentine GAAP	467,916	246,532
US GAAP adjustments:
Capitalization of interest cost (Note 11.a)	11,309	7,677
Intangible assets (Note 11.b)	(10,606)	—
Accrual for vacation (Note 11.c)	—	(2,539)
Hedge of anticipated transactions (Note 11.d)	(11,031)	(14,486)
Accounting for derivative instruments and hedging activities (Note 11.e)	—	(3,657)
Non-current investment in unconsolidated affiliated companies (Note 11.g)	(1,227)	(6,922)
Capitalized exchange difference (Note 11.h)	(215,206)	(621,397)
Discounted value of certain receivables (Note 11.i)	2,180	—
Deferred income tax under Argentine GAAP (Note 11.j)	(116,136)	115
Deferred income tax under US GAAP (Note 11.j)	(891,952)	(846,119)
Valuation of property plant and equipment (Note 11.k)	(46,278)	(57,605)
Minority interest (Note 11.l)	405,650	544,893

Shareholders’ deficit under US GAAP	(405,381)	(753,508)

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

     Description of changes in shareholders’ deficit under US GAAP:

	For the years ended
	December 31,
	2003	2002
Shareholders’ deficit under US GAAP as of the beginning of the year	(753,508)	(399,916)
Owners contributions	861	—
Other comprehensive income	1,027	1,608
Net income (loss) under US GAAP	346,239	(355,200)

Shareholders’ deficit under US GAAP as of the end of the year	(405,381)	(753,508)

a) Capitalization of interest cost

During the years ended December 31, 2003 and 2002, and as allowed by Argentine GAAP, TGS decided not to capitalize interest cost over the value of its fixed assets. Under US GAAP the Company applied the provisions contained in Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost”, which requires interest capitalization on assets which have a period of time to get them ready for their intended use.

b) Intangible assets

As described in Note 2.j), under Argentine GAAP, TGS capitalized costs incurred during the year ended December 31, 2003 associated with the Restructuring Proposal. Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS No. 15”), which states that legal fees and other direct costs that a debtor incurs to effect a troubled debt restructuring shall be deducted in measuring gain on restructuring of payables or shall be included in expense for the period if no gain on restructuring is recognized. Accordingly, these costs were expensed as incurred.

c) Accrual for vacation

During the years ended December 31, 2002 and 2001, under Argentine GAAP, there were no specific requirements governing the recognition of the accrual for vacation. The acceptable practice in Argentina was to charge vacations to expense when taken and to accrue only the amount of vacation in excess of the normal remuneration. Under new accounting standards in force in Argentina (Note 2.b) and under US GAAP, vacation expense is fully accrued in the period the employee renders service to earn such vacation.

d) Hedge of anticipated transactions

As discussed in Note 2.k), in the past TGS entered into interest rate lock agreements for the purpose of hedging the interest rates of fixed interest rate indebtedness to be subsequently incurred.

Under Argentine GAAP, gains and losses related to interest rate lock agreements were deferred and are being amortized as an adjustment to interest expense over the same period in which the related interest costs of the debt are being recognized in earnings.

Under US GAAP, TGS accounted for these agreements under Statement of Financial Accounting Standards No. 80, “Accounting for Futures Contracts” (“SFAS No. 80”) through December 31, 2000, and Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” and its corresponding amendments (“SFAS No. 133”), subsequent to that date. According to SFAS No. 80, results generated by the hedges of anticipated transactions can be deferred over the term of such transactions provided that all of the following conditions are met: (i) the item to be hedged exposes the company to interest rate risk, (ii) the derivative reduces that risk and is designated as a hedge at the inception, (iii) the significant characteristics and expected terms of the anticipated transaction are identified, including the expected date of the transaction, and (iv) it is probable that the anticipated transaction will occur.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

As described in Note 5, TGS entered into a hedge transaction, which locked in the rate of an anticipated 5-year maturity debt incurred to refinance the first issuance of US$ 200 million under the 1993 EMTN Program. TGS failed to make the 5-year debt issuance at the expected date. Accordingly, under the restrictive criteria of SFAS No. 80, hedge accounting was terminated and mark-to-market accounting was applied at December 31, 1998. Therefore, the US GAAP adjustments reflect the reversal of (i) the unamortized deferred costs recognized as intangible assets in the accompanying consolidated balance sheets under Argentine GAAP, and (ii) amortization cost recorded under Argentine GAAP. Unamortized deferred costs amounted to Ps. nil and Ps. 0.6 million as of December 31, 2003 and 2002, respectively. Amortization costs recorded under Argentine GAAP for the years ended December 31, 2003, 2002 and 2001 amounted to Ps. 0.6 million, Ps. 1.8 million and Ps. 1.8 million, respectively.

In addition, upon adoption of SFAS No. 133 in January 2001, the Company recorded a net transition loss of Ps. 19.6 million (Ps. 7.0 million net of income taxes and minority interest) in accumulated other comprehensive loss related to the unamortized deferred costs recognized as intangible assets under Argentine GAAP with respect to the interest rate lock agreements associated with the IDB loan. These costs are being amortized under both Argentine GAAP and US GAAP as an adjustment to interest expense over the same period in which the related costs of the new debt issuance are recognized in earnings. Amortization costs during the years ended December 31, 2003, 2002 and 2001 amounted to Ps. 2.9 million, Ps. 2.9 million and Ps. 2.9 million, respectively.

e) Accounting for derivative instruments and hedging activities

As discussed in Note 2.k), the Company and TGS use derivative instruments as part of their overall strategy to manage their exposure to market risks associated with fluctuations in interest rates and exchange rates. As of December 31, 2003, these instruments include interest rate cap agreements. At December 31, 2001, TGS also had outstanding a cross currency swap and foreign currency forward-exchange contracts. See Note 5 for details of the Company and TGS’s derivative instrument activity.

During the years ended December 31, 2002 and 2001, under Argentine GAAP, premiums on foreign currency forward-exchange contracts were amortized over the life of the respective contracts. Interest rate swap and cap agreements were accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable was included as an adjustment to interest payable. The fair value of the derivative instruments was not recognized in the consolidated financial statements. As mentioned in Note 2.b, effective January 1, 2003, TGS adopted TR No. 20 “Valuation of Derivative Financial Instruments and Hedging Operations”. Until the adoption of this new accounting standard, there were no specific rules under Argentine GAAP dealing with the accounting for derivative financial instruments. Accordingly, upon the adoption of TR No. 20, and based on the current and future expected level of the variables affecting the interest rate swap and cap agreements entered into by TGS, the Company’s management decided that these derivatives are not effective to cover the associated risk and consequently the difference between the unamortized portion of the premium paid at inception and its fair value (included in “Other Current Receivables”) was charged to expense in the year ended December 31, 2003 under Argentine GAAP. Such difference amounted to Ps. 3.4 million and was included in net financial expense.

In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) must be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of income, and requires that a company must formally document, designate, and assess the effectiveness of transactions that qualify for hedge accounting.

Under US GAAP, the Company adopted these standards effective January 1, 2001. SFAS No. 133 cannot be applied retroactively. In accordance with the transition provisions of SFAS No. 133, the Company recorded a net of tax cumulative effect type adjustment of Ps. (3.1) million loss in earnings to reflect the impact of the adoption of this standard.

Under US GAAP, the Company has determined that certain interest rate caps held at December 31, 2001 were effective cash flow hedges under SFAS No. 133. In order to qualify for hedge accounting, certain criteria must be met including a requirement that both at inception of the hedge, and on an ongoing basis, the hedging relationship is expected to be highly effective in offsetting cash flows attributable to the hedged risk during the term of the hedge. Hedge accounting treatment permits certain changes in the fair value of the Company’s qualifying derivatives to be deferred in other comprehensive income and subsequently reclassified to earnings to offset the impact of the related hedged interest rate. Changes in the fair value of non-qualifying derivatives and the ineffective portion of changes in fair value of qualifying derivatives must be recorded immediately through earnings. TGS measures effectiveness of its stand alone caps by comparing the changes in fair value of its stand-alone caps to a hypothetical

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

derivative that would be perfectly effective in offsetting changes in fair value of the hedged cash flows. Due to the change in certain market conditions, TGS expects ineffectiveness relative to its stand-alone caps at December 31, 2002 and as such, changes in the fair value of the stand-alone caps have been recorded in earnings during 2002. An after–tax loss amounting to Ps. 1.6 million was reclassified from Other comprehensive loss to the consolidated statement of income during 2002 in connection with these derivative instruments.

The Company and TGS’s policy require that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked-to-market and recognized in earnings immediately. Both companies will discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) when the derivative expires or is sold, terminated, or exercised; (iii) when the derivative is designated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or (iv) when management determines that designation of the derivative as a hedge instrument is no longer appropriate.

The Company and TGS formally document all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, both companies specifically identify the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company and TGS formally measure effectiveness of their hedging relationships both at the hedge inception and on an ongoing basis in accordance with their risk management policy.

When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in other comprehensive income and will be recognized when the transaction affects earnings; however, prospective hedge accounting for this transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

f) Exchange differences

Due to the economic crisis affecting Argentina, all working days between December 21, 2001 and December 31, 2001 were declared exchange holidays by the Argentine Government. On January 11, 2002, when the exchange market first opened, the exchange rate was Ps. 1.4 per US$ 1 (buying rate) and Ps. 1.6 per US$ 1 (selling rate). Under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities using the exchange rate at December 21, 2001 (Ps. 1 per US$ 1). Under US GAAP, the Company applied the guidance set forth in EITF D-12 “Foreign Currency Translation-Selection of Exchange Rate When Trading is Temporarily Suspended”, that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchanges could be made shall be used. Accordingly, the Company and TGS recorded a Ps. 1,625.1 million loss for the year ended December 31, 2001.

g) Non-current investment in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net gain (loss) of Ps. 5.7 million, Ps. (3.0) million and Ps. (4.0) million for the years ended December 31, 2003, 2002 and 2001, respectively. This adjustment relates to the reversal, under US GAAP, of capitalized exchange differences, as well as the application of SFAS No. 109 for the recognition of income taxes.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

h) Capitalized exchange difference

As discussed in Notes 2.g) and 2.i), under Argentine GAAP, the Company and its subsidiary capitalized exchange losses derived from the devaluation of the peso as from January 6, 2002 to July 28, 2003, amounting to Ps. 215.2 million as of December 31, 2003 and Ps. 621.4 million. Under US GAAP, such exchange loss was charged to income.

i) Discounted value of certain receivables

As further described in Note 2.b, effective January 1, 2003, the Company and its subsidiaries applied the provisions contained in Argentine new accounting standards, which require that long term receivables and liabilities (except for deferred tax assets and liabilities) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, TGS recorded a Ps. 2.2 million adjustment over the nominal value of long term tax credits which was included in net financial expense. Such adjustment was reversed for US GAAP purposes.

j) Deferred income tax

During the years ended December 31, 2002 and 2001, under Argentine GAAP, income taxes were recognized on the basis of amounts currently due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting were therefore not considered in recognizing income taxes. During the year ended December 31, 2003, under Argentine new accounting standards (Note 2.b), the Company has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. As per the transition rules established by Argentine new accounting standards, the application of the deferred tax method shall be made on a retroactive basis. Accordingly, the Company recorded an adjustment to prior years’ shareholders’ equity amounting to Ps. 2.4 million at December 31, 2002 and Ps. (24.0) million at December 31, 2001.

Under US GAAP, the Company applies the principles of Statement of Financial Accounting Standards No. 109 (“SFAS No. 109”), “Accounting for Income Taxes”, which requires a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Under current Argentine tax regulations, the effects of inflation are not included in the determination of taxable income nor in the tax basis of assets or liabilities. Accordingly, the net deferred tax liability included in the US GAAP reconciliation includes the effects of inflation on non-monetary assets.

Deferred tax assets are also recognized for tax loss carryforwards. Under SFAS No. 109, the effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS No. 109, the Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections, which are routinely updated to reflect more recent operating trends. As of December 31, 2003, based on current financial information, the Company is uncertain that it will recover its entire deferred tax asset through future taxable income. Accordingly, at December 31, 2003, the Company and TGS have recognized a valuation allowance of Ps. 499.7 million against its deferred tax assets.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

k) Valuation of property, plant and equipment

TGS (the “Operating Company”) was privatized when the Company purchased 70 percent of its stock (the “Shares”) from the Argentine government. Part of the consideration paid by the Company for the Shares was in the form of Argentine government bonds (the “Bonds”). Under both Argentine GAAP and US GAAP, the initial carrying value of the Operating Company’s assets and liabilities were based on the purchase price paid for the Shares.

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

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected undiscounted cash flows from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. No impairment losses have been recognized for any of the periods presented.

l) Minority interest

This adjustment represents the effect on minority interest of certain of the foregoing reconciling items.

m) Severance indemnities

As prescribed by Argentine law, the Company is required to pay a minimum severance indemnity based on the employee’s years of service when an employee is dismissed involuntarily without proper cause. Under US GAAP, SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, and SFAS No. 43, “Accounting for Compensated Absences”, requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees, if any, that will be dismissed without proper cause in the future, and accordingly the Company has not recorded such liability. Accordingly, no adjustment has been made in the US GAAP reconciliation. Under Argentine GAAP, the Company expenses severance indemnities incurred in the normal course of business when paid.

II.Additional disclosure requirements

a) Balance sheet classification differences:

As described in Note 2.b, upon the adoption of the Argentine new accounting standards, the Company began applying the deferred tax method to account for income taxes. In accordance with the provisions contained in TR No. 9, net deferred tax assets (liabilities) are to be classified as non-current assets (liabilities). Under US GAAP, the Company applied the provisions contained in SFAS No. 109, which states that in a classified statement of financial position, an enterprise shall separate deferred tax liabilities and assets into a current amount and a non-current amount. Deferred tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

b) Statement of income classification differences:

     1. Gross revenue tax

As indicated in Note 2.b), the Company adopted the provisions of TR No. 19 effective January 1, 2003. TR No. 19 provides that only returns and other allowances should be deducted from net revenues, while direct taxes and other costs directly associated with revenues should now be presented as operating costs, i.e. gross revenue taxes. Under US GAAP, direct taxes and other costs directly associated with revenues should be deducted from revenues.

     2. Operating income

The PPI adjustment recorded in TGS during the year ended December 31, 2001 was included in “other expenses, net” in the Argentine GAAP financial statements, whereas under US GAAP, such item would be included in the determination of operating income. The amount of this reclassification totals Ps. (126.6) million.

c) Comprehensive loss:

On July 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (“SFAS No. 130”), “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income (loss) for the years ended December 31, 2003 and 2002.

	2003	2002
Net income (loss) under US GAAP	346,239	(355,200)
Other comprehensive income:
Amortization of costs on interest rate lock agreements accounted for as cash flow hedges (net of income taxes of Ps. 1,001 and Ps1,001, and minority interest of Ps. 831 and Ps. 831 at December 31, 2003 and 2002, respectively)	1,027	1,027
Net change in fair values of interest rate cap agreements accounted for as cash flow hedges (net of income taxes of Ps. 565 and minority interest Ps. 470 at December 31, 2002 )	—	581

Comprehensive income (loss)	347,266	(353,592)

Accumulated non-owner changes in equity (accumulated other comprehensive loss) at December 31, 2003 and 2002 were as follows:

	2003	2002
Deferred costs on interest rate lock agreements accounted for as cash flow hedges.	(3,965)	(4,992)

Accumulated other comprehensive loss	(3,965)	(4,992)

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

d)	Deferred income taxes:

The components of the net deferred tax liability under US GAAP as of December 31, 2003 and 2002, are the following:

	2003	2002
Deferred tax assets
Exchange differences (i)	87,003	116,860
Debt restructuring cost	3,712	—
Accrual for vacation	—	889
Derivative instruments and hedging activities	—	1,280
Allowance for doubtful accounts	316	1,691
Current investments	4,581	5,768
Non current investments	—	3,689
Provisions for contingencies	11,414	3,526
Others	199	249
Hedge of anticipated transactions	3,861	5,070
Tax loss carryforwards (ii)	603,036	830,171
Valuation allowance	(499,743)	(729,027)

	214,379	240,166

Deferred tax liabilities
Investment in TGS	244,681	188,154
Property, plant and equipment, net	856,909	890,386
Debt issuance costs	3,997	6,959
Deferred revenues	744	786

	1,106,331	1,086,285

Net deferred tax liability	(891,952)	(846,119)

(i)	The Company recognized a deferred tax asset for the net negative results caused by the devaluation of the Argentine peso that will be deductible for income tax purposes between 2003 and 2006.

(ii)	Tax loss carryforwards, are available to offset future taxable income and expire between 2005 and 2007.

As of December 31, 2003 and 2002, Ps. 103,513 and Ps. 125,391, respectively, have been classified as current assets, and Ps. 995,465 and Ps. 971,510, respectively, have been classified as non-current liabilities.

Income tax expense for the years ended December 31, 2003, 2002 and 2001 consist of the following:

	2003	2002	2001
Current income tax expense	85	—	135,748
Deferred income tax expense.	44,832	629,934	4,902

Total income tax expense	44,917	629,934	140,650

Asset tax expense	—	8	—

Total	44,917	629,942	140,650

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

Income tax expense computed at the statutory tax rate (35%) on pre-tax (loss) income differs from the income tax expense for the years ended December 31, 2003, 2002 and 2001 computed in accordance with US GAAP as follows:

	2003	2002	2001
Income tax expense (benefit) at statutory tax rate on pre-tax income (loss) in accordance with US GAAP	230,125	42,955	(454,085)
Permanent differences:
Change in valuation allowance	(229,284)	143,538	585,489
Inflation adjustment	(4,589)	278,749	—
Book vs tax basis difference of the Company’s investment in TGS	56,527	121,021	7,668
Others, not individually significant	(7,862)	43,671	1,578

Income tax expense	44,917	629,934	140,650

e) Summarized financial information under US GAAP:

Presented below is the summarized consolidated balance sheet and consolidated statement of income information of the Company as of and for the year ended December 31, 2003 and 2002 prepared in accordance with U.S. GAAP, giving effect to differences in measurement methods and disclosures as previously discussed.

	As of December 31, 2003	As of December 31, 2002
Current assets	914,821	481,026
Non-current assets	4,309,666	4,451,365

Total assets	5,224,487	4,932,391

Current liabilities	4,106,346	4,451,053
Non-current liabilities	1,008,867	987,365

Total liabilities	5,115,213	5,438,418

Minority interest	514,655	247,481

Shareholders’ deficit under US GAAP	(405,381)	(753,508)

	For the year ended	For the year ended
	December 31, 2003	December 31, 2002
Net revenues	873,186	913,289
Gross profit	465,321	513,257
Operating income	428,180	473,131
Other expenses, net	(26,438)	(11,493)
Equity in earnings (losses) of affiliate company	9,725	(7,551)
Net Financial results	246,032	(331,359)

Net Income before income tax and minority interest	657,499	122,728

Income tax	(44,917)	(629,942)
Minority interest	(266,343)	152,014

Net income (loss) under US GAAP	346,239	(355,200)

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

f) Disclosure about fair value of financial instruments

Statement of Financial Accounting Standards No. 107 (“SFAS No. 107”), “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements certain significant assets and liabilities that are not considered to be financial instruments. SFAS No. 133, which is effective January 1, 2001, amends SFAS No. 107 to include within the scope of such statement certain disclosure requirements regarding credit risk concentrations.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgements made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under SFAS No. 107, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under the SFAS No. 107 is supplemental with additional information relevant to an understanding of the fair value.

As of December 31, 2003 and 2002, the carrying amounts of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The fair value of the derivative financial instruments is the estimated amount at which management believes they could be liquidated based on current market conditions or other estimates as quoted market prices obtained from third-party dealers.

Credit risk relates to the risk of loss that the Company would incur as a result of non-performance by counterparties. Parties associated with the Company’s derivative instruments are investment grade financial institutions. Accordingly, the Company does not anticipate non-performance by such third parties.

g) Disclosure of capital lease information

TGS leases telecommunication equipment, valves and hardware under capital lease agreements with lease terms of 60, 48 and 18 months, respectively. Following is a summary of the assets under capital leases:

As of December 31, 2003
Original cost	25,068
Less:
Accumulated depreciation	(7,525)

Net leased property	17,543

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

     Future minimum lease payments for the above assets under capital leases as of December 31, 2003 are as follows:

As of December 31, 2003
2004	2,935
2005	2,991
2006	2,772
2007	2,747
2008	687

Total minimum obligations	12,132
Interest	(1,766)

Present value of minimum obligations	10,366
Current portion	(2,818)

Non-current portions as of December 31, 2003	7,548

h) Statement of cash flows presentation

The Company has presented the statements of cash flows in the primary financial statements using the guidance set forth in the Argentine new accounting standards, which are consistent with that established by Statement of Financial Accounting Standards No. 95 “Statement of Cash Flows” (“SFAS No. 95”). Nevertheless, this presentation has been made using Argentine GAAP numbers. As further described in Note 4, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. Note 4 includes a reconciliation of the balances included as cash and deposits in banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows:

Under Argentine GAAP, the effect of inflation on cash and cash equivalents and the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effect of inflation accounting and of exchange rates changes on cash and cash equivalents that would be reported in the statement of cash flows, which contemplate classification differences under US GAAP.

	For the year ended December 31,
	2003	2002	2001
Net cash provided by operating activities	550,173	224,963	416,318
Net cash used in investing activities	(61,465)	(96,697)	(467,472)
Net cash provided by (used in) financing activities	2,820	(62,649)	134,413
Effect of exchange rate changes on cash and cash equivalents	(21,443)	72,162	—
Effect of inflation accounting on cash and cash equivalents	(2,279)	(61,852)	—

Net increase in cash and cash equivalents	467,806	75,927	83,259

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

i) Recent accounting pronouncements:

     1. Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143, which became effective for fiscal years beginning after June 15, 2002 did not have a material impact on the Company’s consolidated financial statements.

     2. Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 did not impact the Company’s consolidated financial statements.

     3. Accounting for Stock -Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of SFAS No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002, except for certain provisions that are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. SFAS No. 148 did not impact the Company’s consolidated financial statements.

     4. Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Furthermore, in December 2003, the FASB released a revised version of FIN 46 (hereafter referred to as FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. FIN 46R requires the application of either FIN 46 or FIN 46R by “Public Entities” (as defined in paragraph 395 of FASB Statement No. 123, Accounting for Stock-Based Compensation) to all Special Purpose Entities (“SPEs”) created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. All entities created after January 31, 2003 by Public Entities were already required to be analyzed under FIN 46, and they must continue to do so, unless FIN 46R is adopted early. The adoption of FIN 46 and FIN 46R did not have a significant impact on the Company’s consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share amounts in constant Argentine pesos or where otherwise indicated)

     5. Derivative Instruments

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

     6. Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

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

     7. Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003 the Financial Accounting Standards Board released revised FASB Statement No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits (Revised)” (“SFAS No. 132 (Revised)”). The revised standard provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. The revised standard replaces existing pension disclosure requirements. The requirements of the standard are effective for public entities for fiscal years ending after December 15, 2003. The adoption of SFAS No. 132 (Revised) did not have a material impact on the Company’s consolidated financial statements.

     8. Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104 (“SAB No. 104”), which revises or rescinds portions of the interpretative guidance included in Staff Accounting Bulletin No. 101, Revenue Recognition (“SAB No. 101”). The main modifications introduced by SAB No. 104 are aimed at making this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in the US GAAP. The adoption of SAB No. 104 did not have a material impact on the Company’s consolidated financial statements.

12. OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

The following tables present additional consolidated financial statement disclosures required by Argentine GAAP:

a)	Property, plant and equipment, net

b)	Intangible assets, net

c)	Non-current investments

d)	Current investments

e)	Allowances and provisions

f)	Cost of sales

g)	Foreign currency assets and liabilities

h)	Expense incurred

i)	Detail of maturities of investments, receivables and liabilities.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

a) Property, Plant and equipment, net.

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

	2003
	Original Cost

						End of
Main Account		Additions	Retirements		Transfers	the year
Pipelines	3,179,319	—	—		747	3,180,066
Compressor plants	1,006,327	—	—		9,009	1,015,336
Other industrial plants	85	—	—		—	85
Stations of regulations and/or measurement of pressure	107,397	—	—		69	107,466
Other technical installations	16,324	—	—		(5)	16,319

Subtotal assets related to the gas transportation service	4,309,452	—	—		9,820	4,319,272
Assets related to gas upstream service	115,260	—	—		18	115,278
Assets related to NGL production and commercialization service	442,813	—	—		1,735	444,548
Lands	5,642	—	—		—	5,642
Buildings and civil constructions	130,062	—	—		94	130,156
Installations in buildings	4,645	—	—		—	4,645
Machinery, equipment and tools	28,722	50	—		45	28,817
Computers and Telecommunication systems	214,819	520	—		831	216,170
Vehicles	12,704	185	—		—	12,889
Furniture	12,520	—	—		21	12,541
Capitalizations of exchange loss (1)	588,389	—	411,117	(2)	—	177,272
Materials	113,533	9,055	15,821		(3,595)	103,172
Line pack	13,679	—	—		—	13,679
Works in progress	28,116	34,435	4,267		(8,969)	49,315
Advances to suppliers of property, plant and equipment	4,940	—	241	(4)	—	4,699

Total 2003	6,025,296	44,245	431,446		—	5,638,095

Total 2002	5,406,512	693,773	74,989		—	6,025,296

Total 2001	4,992,991	423,044	9,523		—	5,406,512

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003
	Depreciation
	Accumulated at			Expense for the year			Accumulated at
	the beginning						the beginning
Main Account	of the year	Retirements		Amount	Rate %		of the year
Pipelines	413,734	—		76,612	2,2	(1)	490,346
Compressor plants	238,769	—		37,282	3,3 a 25	(1)	276,051
Other industrial plants	10	—		3	3,3	(1)	13
Stations of regulations and/or measurement of pressure	25,517	—		4,224	4	(1)	29,741
Other technical installations	5,453	—		1,477	6,7	(1)	6,930

Subtotal assets related to the gas transportation service	683,483	—		119,598	—		803,081
Assets related to gas upstream service	32,662	—		7,791	2,2 a 25		40,453
Assets related to NGL production and commercialization service	162,778	—		22,054	5,9	(1)	184,832
Lands	—	—		—	—		—
Buildings and civil constructions	29,305	—		3,385	2.0		32,690
Installations in buildings	1,000	—		216	4.0		1,216
Machinery, equipment and tools	17,643	—		2,023	6,7 a 20		19,666
Computers and Telecommunication systems	92,242	—		16,259	6,7 y 20		108,501
Vehicles	9,678	—		1,001	10 y 20		10,679
Furniture	10,441	—		172	10		10,613
Capitalizations of exchange loss (1)	23,612	15,649	(3)	8,060	4,6	(1)	16,023
Materials	259	—		—	—		259
Line pack	1,614	—		—	—		1,614
Works in progress	—	—		—	—		—
Advances to suppliers of property, plant and equipment	—	—		—	—		—

Total 2003	1,064,717	15,649		180,559			1,229,627

Total 2002	895,935	32,629		201,411			1,064,717

Total 2001	733,704	5,632		167,863			895,935

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003	2002	2001

	Net	Net	Net
Main Account	book value	book value	book value
Pipelines	2,689,720	2,765,585	2,789,224
Compressor plants	739,285	767,558	782,670
Other industrial plants	72	75	71
Stations of regulations and/or measurement of pressure	77,725	81,880	77,661
Other technical installations	9,389	10,871	13,471

Subtotal assets related to the gas transportation service	3,516,191	3,625,969	3,663,097
Assets related to gas upstream service	74,825	82,598	102,263
Assets related to NGL production and commercialization service	259,716	280,035	325,419
Lands	5,642	5,642	6,316
Buildings and civil constructions	97,466	100,757	94,608
Installations in buildings	3,429	3,645	3,713
Machinery, equipment and tools	9,151	11,079	12,610
Computers and Telecommunication systems	107,669	122,577	138,251
Vehicles	2,210	3,026	3,759
Furniture	1,928	2,079	684
Capitalizations of exchange loss (1)	161,249	564,776	—
Materials	102,913	113,275	66,678
Line pack	12,065	12,065	12,067
Works in progress	49,315	28,116	64,582
Advances to suppliers of property, plant and equipment	4,699	4,940	16,530

Total 2003	4,408,468

Total 2002		4,960,579

Total 2001			4,510,577

(1)	See Note 2.1).
(2)	Ps. 4,322 corresponds to the elimination of the inflation adjustment applied to balance at the beginning of the fiscal year and Ps. 406,795 corresponds to the decrease in the exchange rate from Ps. 3.37 at the beginning of the year to Ps. 2.835 at July 28, 2003 (Note 2.1).
(3)	Ps. 173 corresponds to the elimination of the inflation adjustment applied to balance at the beginning of the fiscal year and Ps. 15,477 corresponds to the decrease in the exchange rate from Ps. 3.37 at the beginning of the year to Ps. 2.835 at July 28, 2003 (Note 2.1).
(4)	Ps. 36 corresponds to the elimination of the inflation adjustment applied to balance at the beginning of the fiscal year.

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

b) Intangible assets, net.

(stated in thousands of constant Argentine pesos as described in Note 2.c)

		2003
		Original cost
		Beginning			End of
Deferred charges		of the year	Additions	Decreases	the year
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs	(1)	70,540	—	3,566	66,974
Settlement costs of hedges of anticipated transactions	(2)	50,101	—	25,726	24,375
Global Programs and notes issuances costs		55,517	9,151	31,719	32,949
License acquisition costs		—	1,173	—	1,173

Total 2003		176,158	10,324	61,011	125,471

Total 2002		172,336	3,822	—	176,158

Total 2001		156,855	15,481	—	172,336

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003
	A m o r t i z a t i o n
	Accumulated		Expense for the year			Accumulated at
	at beginning					the end	Net
Deferred charges	of the year	Decreases	Amount		Rate %	of the year	book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs (1)	39,564	3,566	10,285	(3)	(4)	46,283	20,691
Settlement costs of hedges of anticipated transactions (2)	31,461	22,241	4,114	(5)	(4)	13,334	11,041
Global Programs and notes issuances costs	39,511	31,719	5,496	(5)	(4)	13,288	19,661
License acquisition costs	—	—	—		(4)	—	1,173

Total 2003	110,536	57,526	19,895			72,905	52,566

Total 2002	82,793	—	27,743			110,536

Total 2001	57,315	—	25,478			82,793

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002	2001

	Net	Net
Deferred charges	book value	book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs (1)	30,976	42,016
Settlement costs of hedges of anticipated transactions (2)	18,640	25,925
Global Programs and notes issuances costs	16,006	21,602
License acquisition costs	—	—

Total 2003

Total 2002	65,622

Total 2001		89,543

(1)	Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately Ps. 26,647.

(2)	See Note 5.

(3)	Included in “Operating costs”. See Note 12.h).

(4)	See Note 2.j).

(5)	Included in “Financial expenses”. See Note 12.h).

(unaudited)

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBDIARIES

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

c) Non-current investments

(Stated in thousands of constant Argentine pesos, as described in Note 2.c)

	2003											2002
						Issuer information
	Description of securities
						Last financial statements issued
	Face					Main		Common	Net income (loss)	Shareholder’s	% of Common
Name and issuer	value	Amount	Cost	Book value		business	Date	stock	for the year	equity	Stock	Book value
Government bonds	—	—	—	—		—	—	—	—	—	—	2,640
	$1	5,880	3,315	767		Pipeline’s	09/30/2003	6.683 (2)	5,166	13,984	49.00	(3,696	)(3)
Gas Link S.A.						construction
						and operation services
Transporte y Servicios de Gas en	Ps Uru. 1	196,000	5	179		Maintenance	12/31/2003	28	174	312	49.00	102
Uruguay S.A. (formerly Isonil S.A.)
Emprendimientos de Gas	1	5,880	6	(3	)(3)	Pipeline ’s	12/31/2003	12	(19)	(7)	49.00	—
del Sur S.A.						construction
						and operation services
TGS Goodwill (4)				58,453								58,886
Goodwill amortization				(4,496)								(2,265)

				54,900								55,667

(1)	Corresponds to Argentine Government Foreign Notes — Survey Rates Serie 74. Includes an allowance for write down amounting to Ps. 10,536.

(2)	Organized with a common stock amounting to Ps. 26. It includes irrevocable capital contributions of Ps. 6,657 against future shares issuance.

(3)	Disclosed in “Other Liabilities”.

(4)	Corresponds to exchange rate loss capitalization. For further information see Note 2.g).

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBDIARIES

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

d) Current investments

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

	2003	2002
CURRENT INVESTMENTS
Government bonds in local currency	96	95
Government bonds in foreign currency (1)	3,519	4,425
Mutual funds in local currency	46,765	9
Bank account paid in foreign currency	6,566	6,588
Mutual funds in foreign currency	607,203	191,586

Total current investments	664,149	202,703

(1)	Corresponds to Argentine Government Foreign Notes — Survey Rate Series 74 for US$ 4 and US$ 6 million plus accrued interests, net of valuation allowance amounting to 8,294 and 16,483, as of December 31, 2003 and 2002.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

e) Allowances and provisions

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

			Effect of
			inflation
		Beginning	adjustment on			End of
Main account		of the year	initial balances	Additions	Decreases	the year
Deducted from assets
Allowance for write-down of government bonds	2003	27,019	(198)	—	(18,527)	8,294

	2002	—	—	27,019	—	27,019

	2001	—	—	—	—	—

Allowance for doubtful account	2003	5,477	(40)	1,081	(4,976)	1,542

	2002	3,159	(1,731)	4,049	—	5,477

	2001	703	—	2,810	(354)	3,159

Allowance for deferred tax assets	2003	728,937	(5,354)	—	(223,840)	499,743

	2002	16,706	(9,050)	721,281	—	728,937

	2001	—	—	16,706	—	16,706

Included in liabilities
Provision for contingencies (1)	2003	10,074	(74)	—	(1,489)	8,511

	2002	745	(408)	9,772	(35)	10,074

	2001	—	—	770	(25)	745

(1)	Such allowance is included under “Other liabilities”.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES

Note 12. OTHER CONSOLIDATED FINANCIAL INFORMATION

f) Cost of sales

(Stated in thousands of constant Argentine pesos as described in Note 2.c.)

	2003	2002	2001
Inventories at the beginning of the year	6,771	6,366	2,477
Inflation adjustment	(50)	(3,448)	—
Natural gas purchases (1)	117,460	94,376	81,428
Operating costs (Note 12.h.)	308,524	345,199	349,308
Inventories at the end of the year (1)	(5,454)	(6,771)	(6,366)

Cost of sales	427,251	435,722	426,847

(1) Includes natural gas used in the NGL production.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A. AND ITS SUBSIDIARIES

g) Foreing currency assets and liabilities

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

	2003					2002
	Foreign currency		Exchange		Amount	Foreign currency		Amount
	and amount		rate		in local	and amount		in local
	(in thousands)				currency	(in thousands)		currency
CURRENT ASSETS
Cash and deposits in banks	US$	512	2.88	(1)	1,475	US$	411	1,354
Investments, net	US$	214,336	2.88	(1)	617,288	US$	61,502	202,599
Trade receivables, net	US$	12,855	2.88	(1)	37,022	US$	11,802	38,879
Other receivables	US$	7,376	2.88	(1)	21,243	US$	67	221
	XEU	8	3.6204	(1)	29	—	—	—

	XEU	8	3.6204	(1)	29	—	—	—

					677,057			243,053
NON CURRENT ASSETS
Trade receivables	US$	9,565	2.88	(1)	27,547	US$	13,301	43,817
Other receivables	US$	64	2.88	(1)	184	—	—	—
Investments, net	—	—			—	US$	801	2,640
Property, Plant and Equipment, net	US$	947	2.88	(1)	2,727	—	—	—
Advance to suppliers					30,458			46,457

					707,515			289,510

CURRENT LIABILITIES
Accounts payable	US$	4,540	2.93	(2)	13,302	US$	6,253	21,229
	XEU	18	3.6836	(2)	66	XEU	1	4
Loans	US$	1,343,370	2.93	(2)	3,936,074	US$	1,266,990	4,301,352
Other liabilities	US$	238	2.93	(2)	697	US$	225	764

					3,950,139			4,323,349
NON CURRENT LIABILITIES
Accounts payable	US$	1,200	2.93	(2)	3,516	US$	2,107	7,155
Loans	US$	2,490	2.93	(2)	7,296	—	—	—

					10,812			7,155

					10,812			7,155

					3,960,951			4,330,504

(1)	Buying exchange rate as of December 31, 2003.

(2)	Selling exchange rate as of December 31, 2003.

US$: United States of America dollars

XEU: Euros

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
AND ITS SUBSIDIARIES

(Stated in thousands of constant Argentine pesos as described in Note 2.c.)

Note 12. OTHER CONSOLIDATED INFORMATION

h) Expenses incurred

	2003					2002	2001
		Operating	Administrative	Selling	Financial
Accounts	Total	costs	expenses	expenses	expenses	Total	Total
Salaries, wages and other contributions	39,495	27,483	9,238	2,774	—	41,015	70,507
Social security taxes	7,453	4,996	1,969	488	—	7,693	10,466
Compensation to Directors and Statutory Audit Committee	190	—	190	—	—	244	396
Professional services fees	4,320	349	3,574	397	—	4,595	14,076
Technical operator assistance fees	29,043	29,043	—	—	—	31,274	42,475
Materials	4,004	4,004	—	—	—	7,263	3,825
Third parties services	2,890	2,291	599	—	—	3,053	5,667
Telecommunications and post expenses	1,510	476	971	63	—	2,012	3,355
Rents	528	385	139	4	—	922	1,407
Transports and Freight	1,474	1,371	100	3	—	1,183	2,111
Easements	6,598	6,598	—	—	—	4,787	25,280
Offices supplies	435	117	281	37	—	534	1,082
Travels	844	452	196	196	—	738	1,404
Insurance	12,181	10,287	1,892	2	—	10,724	4,670
Property, plant and equipment maintenance	23,258	22,904	289	65	—	19,097	26,494
Depreciation of property, plant and equipment	180,559	174,672	5,887	—	—	201,411	167,863
Amortization of intangible assets	19,895	10,285	—	—	9,610	27,743	25,478
Taxes and contributions	31,143	3,846	54	27,243	—	31,378	40,135
Advertising	87	—	—	87	—	93	233
Allowance for doubtful account	1,081	—	—	1,081	—	4,013	2,810
Banks expenses	208	—	185	23	—	185	307
Interests expense	266,994	—	—	—	266,994	349,293	232,825
Foreign exchange loss, net of inflation	(160,727)	—	—	—	(160,727)	904,061	4,820
Other financial expenses	20,093	—	—	—	20,093	15,461	5,667
Gain on exposure to inflation	(8,699)	—	—	—	(8,699)	(116,589)	—
Other expenses	10,227	8,965	1,030	232	—	30,221	8,772

Total 2003	495,084	308,524	26,594	32,695	127,271

Total 2002		345,199	34,030	34,244	1,168,931	1,582,404

Total 2001		349,308	54,943	40,123	257,751		702,125

(Stated in thousands of constant Argentine pesos as described in Note 2.c.)

				Other
	Investments (1)	Receivables (2)	Debt (3)	liabilities (4)
Without specified maturity	—	152,994	—	38,052

With specified maturity
* Past due:
Until 12-31-02	—	1,461	657,457	—
From 01-1-03 to 03-31-03	—	6	—	—
From 04-1-03 to 06-30-03	—	17	3,242,424	—
From 07-1-03 to 09-30-03	—	—	—	—
From 10-1-03 to 12-31-03	—	6,954	65,143	—

Total past due	—	8,438	3,965,024	—

* Non-due:
From 01-1-04 to 03-31-04	666,683	113,167	563	90,760
From 04-1-04 to 06-30-04	5,760	4,697	777	1,054
From 07-1-04 to 09-30-04	—	1,114	763	63
From 10-1-04 to 12-31-04	—	3,515	715	64
During 2005	—	8,930	2,657	536
During 2006	—	6,690	2,292	585
During 2007	—	2,245	2,098	639
During 2008	—	2,016	501	698
From 2009 onwards	—	7,931	—	3,396
Total non-due

Total with specific maturity	672,443	150,305	10,366	97,795

Total	672,443	158,743	3,975,390	97,795

	672,443	311,737	3,975,390	135,847

(1)	Includes mutual funds, government bonds and bank accounts, without the allowance for write down of government bonds. Such investments bear floating interest rates.

(2)	Includes trade receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 21,143 which bear interests at 5.52% semi annually rate. From the total credits without specific maturity, Ps. 82 correspond to current assets and Ps. 152,912 to non current assets.

(3)	Corresponds to financial loans subject to the global restructuring process. The resulting interest rates will be defined from that process. Non-due loans bear annual interests between 7.65% and 9.00%.

(4)	Corresponds to the total non financial liabilities, except for provisions for contingencies. Other liabilities without specified maturity correspod to current liabilities.