Form 20-F
period 2006-12-31
PETROBRAS ENERGIA PARTICIPACIONES SA
filed 2007-05-08
CIK 1099205

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
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
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006 was:
Class B ordinary shares, par value P$1.00 per share          2,132,043,387
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
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
Large accelerated filer ☑      Accelerated filer ☐      Non-accelerated filer ☐
Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

i

INTRODUCTION
All references in this Annual Report to:
“Petrobras Energía Participaciones,” “we,” “us,” “our,” and similar terms refer to Petrobras Energía Participaciones S.A. and its subsidiaries, but excludes affiliates and companies under joint control. Prior to July 2003, our corporate name was Perez Companc S.A.
“Petrobras Energía” refers to Petrobras Energía S.A., a subsidiary of Petrobras Energía Participaciones together with its controlled subsidiaries, but excludes affiliates and companies under joint control. Prior to July 2003, the corporate name of Petrobras Energía was Pecom Energía S.A. See “Item 4. Information About the Company — Our History and Development”.
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

Items 1-2. NOT APPLICABLE
Item 3. KEY INFORMATION
SELECTED FINANCIAL DATA
The financial information set forth below may not contain all of the financial information that you should consider when making an investment decision. This information should be read in conjunction with, and is qualified in its entirety by reference to, the “Risk Factors” included in this Annual Report. See “ — Risk Factors”. You should also carefully read our financial statements and “Item 5. Operating and Financial Review and Prospects” included in this Annual Report for additional financial information about us.
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
Proportional consolidation of companies under which we exercise joint control
In accordance with the procedure set forth in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Science, or FACPCE, we have consolidated our financial statements line by line on a proportional basis with the companies in which we exercise joint control (other than Compañía Inversora en Transmisión Eléctrica Citelec S.A., or Citelec). See “Item 5. Operating and Financial Review and Prospects — Proportional Consolidation and Presentation of Discussion”. In the consolidation of companies over which we exercise joint control, the amount of the investment in the companies under joint control and the interest in their income (loss) and cash flows are replaced by our proportional interest in the subsidiaries assets, liabilities and income (loss) and cash flows. In addition, related party receivables, payables and transactions within the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in that company.
Changes in professional accounting standards
On August 10, 2005, the Board of the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards, effective for fiscal years beginning on or after January 1, 2006. In addition, it contemplates transition standards that defer the mandatory effectiveness of certain changes for fiscal years beginning on or after January 1, 2008. Through General Resolution Nos. 485 and 487, dated December 29, 2005, and January 26, 2006, respectively, the CNV approved the abovementioned changes, which are effective for fiscal years beginning on or after January 1, 2006.
Figures for the years 2005 and 2004 have been restated to give effect to the abovementioned changes in the professional accounting standards.

The effects of these changes on our income statement and shareholders’ equity as of December 31, 2005 and 2004 are described below:

	Gain (loss)		Increase (decrease)
			Shareholders’ equity as of
	Income for		December 31,
	2005	2004	2005	2004
Comparison with recoverable values (i)	(120)	10	(190)	(70)
Deferred tax (ii)	272	118	(1,060)	(1,332)
Minority interest	(36)	(31)	303	339

Total effect on unappropriated retained earnings			(947)	(1,063)

Deferred loss (iii)			(22)	(49)

Total effect on Shareholders’ equity	116	97	(969)	(1,112)

(i)
In calculating the recoverability of Property, plant and equipment and certain intangible assets, the recoverable value is considered to be the higher of the net realizable value and the discounted value of the expected cash flows. Before the changes in the standards, the book value was adjusted to its recoverable value if its carrying amount exceeded the undiscounted value in use. This first comparison has now been eliminated.

(ii)
The difference between the inflation-adjusted book value of Property, Plant and Equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred liability, which – as provided by CNV General Resolution No. 487 – can either be booked or disclosed in notes to financial statements. The Company Management opted to book this effect.

(iii)
The effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge of net investment abroad no longer classified between liabilities and shareholders’ equity, and instead, are classified in shareholders’ equity.

Presentation of information related to income (loss) per share
Our net income per share under Argentine and U.S. GAAP was calculated as follows:
The basic earning per share is calculated by dividing the Company’s net income for the year by the weighted average number of shares outstanding during that year, net of the treasury stock. The diluted earning per share is calculated by dividing the Company’s net income for the year by the weighted average number of shares outstanding during that year, net of the treasury stock and the shares deliverable in connection with the Stock Option Plan.
U.S. GAAP Information
Neither the effects of inflation accounting nor the proportional consolidation of Distrilec Inversora S.A., a company under joint control which we refer to as Distrilec, under Argentine GAAP have been reversed in the U.S. GAAP information.
The proportional consolidation of Compañía de Inversiones de Energía S.A., which we refer to as CIESA, another company under joint control, in 2006, 2005 and 2004 under Argentine GAAP has been reversed in the U.S. GAAP information. This reversal was a result of (1) CIESA having negative shareholders’ equity for the years ended 2006, 2005 and 2004 for purposes of U.S. GAAP, and (2) our not having assumed commitments to make capital contributions or to provide financial assistance to CIESA, which caused our interests in CIESA to be valued at zero.
Selected financial data for the years ended December 31, 2003 and 2002 is not presented because we were not able to restate it to reflect the abovementioned changes in professional accounting standards without unreasonable effort or expense.
The following tables set forth selected financial data including data for joint control companies consolidated under the proportional consolidation method, as of and for the years ended December 31, 2006, 2005 and 2004:

Income Statement Data

	Year Ended December 31,
	2006	2005	2004
	(in millions of pesos, except for per share
	amounts and share capital or as otherwise indicated)
Income Statement Data
Argentine GAAP:
Net sales	11,745	10,655	8,763
Cost of sales	(8,251)	(7,046)	(5,781)

Gross profit	3,494	3,609	2,982
Administrative and selling expenses	(1,094)	(941)	(847)
Exploration expenses	(117)	(34)	(133)
Other operating expense, net	(135)	(329)	(324)

Operating income	2,148	2,305	1,678
Equity in earnings of affiliates	219	281	102
Financial income (expense) and holding gains (losses)	(506)	(899)	(1,265)
Other (expense) income, net	93	(459)	(40)

Income before income tax and minority interest in subsidiaries	1,954	1,228	475
Income tax provision	(465)	(211)	317
Minority interest in subsidiaries	(425)	(288)	(17)

Net income	1,064	729	775
Basic/diluted Earning per Share Class A (1)	—	—	—
Basic/diluted Earning per Share Class B	0.501	0.343	0.365
Number of shares outstanding (in millions):
Class B	2,132	2,132	2,132

U.S. GAAP:
Net sales	11,085	10,129	8,232
Operating income	1,934	613	1,348
Net income (loss)	972	(77)	760
Basic/ diluted net income (loss)per share Class B:	0.458	(0.036)	0.356

(1)	As from October 2002, there were no Class A Shares outstanding.

Balance Sheet Data

	Year Ended December 31,
	2006	2005	2004
	(in millions of pesos, except for per share
	amounts and share capital or as otherwise indicated)
Argentine GAAP:
Consolidated Balance Sheet
Assets
Current assets
Cash	86	104	139
Investments	1,479	857	934
Trade receivables	1,416	1,596	1,181
Other receivables	1,182	627	756
Inventories	888	782	627
Other assets	1	—	1

Total current assets	5,052	3,966	3,638
Non-current assets
Trade receivables	124	78	47
Other receivables	691	672	943
Inventories	81	79	71
Investments	3,630	1,072	1,107
Property, plant and equipment	10,838	12,657	12,277
Other assets	41	47	65

Total non-current assets	15,405	14,605	14,510

Total assets	20,457	18,571	18,148

Liabilities
Current liabilities
Accounts payable	1,603	1,483	1,181
Short-term debt	2,646	1,805	1,709
Payroll and social security taxes	276	177	98
Taxes payable	331	228	215
Reserves	95	48	31
Other current liabilities	192	168	657

Total current liabilities	5,143	3,909	3,891
Non-current liabilities
Accounts payable	49	14	26
Long-term debt	4,716	5,708	6,248
Other liabilities	1,492	1,404	1,692
Taxes payable	402	356	190
Reserves	85	103	76

Total non-current liabilities	6,744	7,585	8,232

Total liabilities	11,887	11,494	12,123

Minority interest in subsidiaries	2,350	1,922	1,626
Total Shareholders’ Equity	6,220	5,155	4,399

Total liabilities and shareholders’ equity	20,457	18,571	18,148

Capital Stock	2,132	2,132	2,132

U.S. GAAP:
Total assets	18,017	16,158	16,751
Shareholders’ equity	6,195	5,233	5,286

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
The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the Argentine peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Argentine peso per U.S. dollar (1)
	High	Low	Average	Period-end
2007
April	3.10	3.06	3.09	3.09
March	3.11	3.10	3.11	3.10
February	3.11	3.10	3.11	3.10
January	3.11	3.06	3.09	3.11

For the year ended December 31,

2006	3.08	3.05	3.06	3.07
2005	3.03	2.86	2.92	3.03
2004	2.99	2.94	2.97	2.98
2003	3.37	2.73	2.95	2.94
2002	3.90	1.60	3.14	3.38
2001	1.00	1.00	1.00	1.00
(1) As quoted by Banco De La Nación Argentina
Exchange controls
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
On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. The Central Bank has gradually eased these restrictions with a view to gradually normalizing the domestic exchange market, and as a result, most restrictions relating to the repayment of foreign creditors and the payment of dividends to foreign shareholders have been lifted. In June 2003 the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. Furthermore, in June 2005 the Argentine government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of such incoming funds be deposited with a bank in Argentina in a non-transferable, non-interest bearing account for 365 calendar days. Among other, export and import financing operations, as well as primary public offerings of debt securities listed on self-regulated markets, are exempt from the foregoing provision.

RISK FACTORS
Factors Relating to Argentina
Political and economic instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.
We are an Argentine corporation (sociedad anónima). As of December 31, 2006, approximately 59% of our total assets, 71% of our net sales, 62% of our combined crude oil and gas production and 53% of our proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and can be expected to continue to have a significant impact on us. Specifically, we have been affected and may continue to be affected by inflation, interest rates, the value of the peso against foreign currencies, price controls, business and tax regulations and in general by the political, social and economic scenario in Argentina and in other countries that may affect Argentina.
The Argentine economy has experienced a significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. See “Business Overview – Our Principal Market”.
The crisis had significant and adverse consequences on our company, including (1) losses derived from the effects of the peso devaluation on our affiliates and our affiliates’ net borrowing position, which primarily was denominated in U.S. dollars, (2) the impairment of the book value of certain gas areas and tax assets due to material changes in the prospects of our operations, (3) a decrease in U.S. dollar cash flows due to the imposition of export taxes, (4) limits on the availability in the financial market to renew our short-term lines of credit and the current portion of our medium and long-term financings at maturity and (5) restrictions on our ability of passing through the effects of inflation to the prices of products sold by us in the domestic market. In 2002, we reported a significant net loss, which was a significant departure from the historical evolution of our results. Within this context and in order to secure compliance with our financial commitments, we reduced our investment plan and reached an agreement with our financial creditors and holders of notes to extend the maturity profile of a substantial portion of our debt, at face value. As a result, capital expenditures in 2002, net of divestments, totaled only P$139 million, a relatively low amount compared to our historical average investment.
Although the economy has recovered significantly over the past four years, uncertainty remains as to whether the current growth and relative stability is sustainable. Sustainable economic growth is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation. As in recent years, Argentina’s economy may suffer if political and social pressures inhibit the implementation by the Argentine government of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations including our ability to pay our debts at maturity.
The lack of financing alternatives may impact on the execution of our strategic business plan.
After the default on the Argentine sovereign debt, Argentine companies have had significantly fewer opportunities to access the international credit market. In spite of the renegotiation of a significant portion of the Argentine sovereign debt and the improvement in the financing capacity of Argentine companies, the prospects for all Argentine companies, including us, of accessing financial markets could be limited in terms of amounts, terms and financial costs. If we are unable to have access to the international financial markets to refinance our indebtedness at reasonable cost or under adequate conditions, we may have to reduce our projected capital expenditures, which, in turn, may affect the implementation of our business plan.

Fluctuations in the value of the peso may adversely affect the Argentine economy, our financial condition and the result of operations.
The value of the peso has fluctuated significantly in the past and may do so in the future. Since the end of the U.S. dollar-peso parity in January 2002, the peso has fluctuated significantly in value. As a result, the Central Bank of Argentina (“Central Bank”) has taken several measures to stabilize the exchange rate and preserve its reserves. The marked devaluation of the peso in 2002 had a negative impact on the ability of the Argentine government and Argentine companies to honor their foreign currency-denominated debt, led to very high inflation initially and had a negative impact on businesses whose success is dependent on domestic market demand, including public utilities.
The significant peso devaluation during 2002 adversely affected our results and financial position. Substantially all of our financial debt and a significant portion of our affiliates’ debt were denominated in U.S. dollars. Before the enactment of the Public Emergency Law, our cash flow, generally denominated in U.S. dollars or dollar-adjusted, provided a natural hedge against exchange rate risks. The Argentine regulatory framework after the enactment of the Public Emergency Law (which included the pesification of utility rates, regulatory issues related to the renegotiation of pesified utility rates, new taxes on hydrocarbon exports, the implementation of regulations to prevent an increase in prices to final users in the domestic market and restrictions on exports), however, limited our ability to mitigate the impact of the peso devaluation.
If the peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business. On the other hand, a substantial increase in the value of the peso against the U.S. dollar also presents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments.
We are unable to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how any such fluctuations would affect the demand of our products and services. Moreover, we cannot assure you that the Argentine government will not make regulatory changes that prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, what impact these changes will have on our financial condition and results of operations.
Inflation may escalate and undermine economic growth in Argentina and adversely affect our financial condition and results of operations.
In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. During 2002, the Argentine consumer price index increased by 41%, and the wholesale price index increased by 118.2%.
From 2003 to 2005 inflation showed clear signs of acceleration (the consumer price index decreased by 3.7% in 2003, but increased again 6.1% in 2004 and 12.3% in 2005 and the wholesale price index rose 2% in 2003, 7.9% in 2004 and 10.8% in 2005). In 2006, both indexes maintained an upward trend, with increases of 9.8% and 7.1%, respectively. Uncertainty surrounding future inflation may result in a slowdown in the activity level and thus reduce economic growth. A return to a high inflation environment would also undermine Argentina’s foreign competitiveness by diluting the effects of the peso devaluation, with negative effects on the level of economic activity and employment. Sustained inflation in Argentina, without a corresponding increase in the price of our products in the local market, would have a negative effect on our results of operations and financial position. The variability of inflation in Argentina makes it impossible to estimate with a reasonable degree of certainty how our activities and results of operations will be affected in the future.
Argentina has imposed exchange controls in recent periods that may impair our ability to service our foreign currency-denominated debt obligations and pay dividends.
After December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks, the obligation to deposit with the Argentine Central Bank foreign currency from exports, restrictions on the transfers of funds abroad as well as restrictions relating to the servicing of foreign debt. The Central Bank has since issued a number of regulations aimed at gradually normalizing the domestic exchange market and, as a result, most restrictions in connection with the repayment of foreign creditors and the payment of dividends to foreign shareholders have been lifted.

We cannot assure you as to how long these more flexible regulations will be in effect or whether they will become more restrictive again in the future. If the Argentine government decides further to tighten the restrictions on the transfer of funds, we may be unable to make principal or interest payments on our debt when they become due or to pay dividends.
On June 9, 2005, the Federal Executive Branch issued Executive Order No. 616/05, requiring that any repayment obligation related to proceeds derived from foreign loans to private Argentine entities (such as ourselves) must have a maturity of at least 365 days from the date of receipt of such proceeds. In addition, 30% of the amount of the relevant proceeds must be deposited with domestic financial institutions. Such deposit must (1) be registered, (2) be non-transferable, (3) be non -interest bearing, (4) be made in U.S. dollars, (5) have a term of 365 days and (6) not be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions.
This Executive Order may limit our capacity to finance our operations through new intercompany loans or other kinds of foreign financial loans.
Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.
In recent periods, Argentina has faced difficulties in satisfying its domestic energy needs. As a result, the government has enacted a series of measures limiting the export of hydrocarbons and related oil products.
On May 23, 2002, the Argentine government enacted Executive Order No. 867/02 declaring a state of emergency in the supply of hydrocarbons in Argentina until September 30, 2002 and empowering the Secretary of Energy to determine the volumes of crude oil and liquefied petroleum gas produced in Argentina that should be used to supply the domestic market and be sold in the local market.
In March 2004, the Secretary of Energy issued Resolution No. 265/04, which authorizes the imposition of limits on natural gas exports. This resolution instructs the Undersecretary of Fuels to create a program for the rationing of gas exports and for the regulation of the use of gas transportation capacity. Temporary limits on certain natural gas exports have been imposed under the program to avoid a crisis in the local supply of natural gas. In April 2004, in order to facilitate the recovery of natural gas prices, the Secretary of Energy entered into an agreement with natural gas producers requiring them to sell a specified amount of gas in the local regulated market to the different segments of demand (distribution companies, CNG, thermal plants and industry). This agreement has been extended for four months after its original termination date of December 2006. Although a new agreement among natural gas producers was expected, as of the date of this Annual Report, no agreement has yet been reached. Therefore, the Secretary of Energy is expected to determine the new specified amount of gas directed to the local market and the conditions under which the gas will be sold.
Furthermore, in December 2006, pursuant to Resolution No.1886, the Secretary of Energy ratified that gas natural exports are subject to an adequate supply to meet domestic demand and that exports will be subject to the prior authorization, on a case-by-case basis, of the Executive Branch, with the Secretary of Energy having the discretion to approve or deny export applications.
During 2005 and 2006, the Secretary of Energy requested producers to redirect gas for export to supply thermal plants and gas distribution companies. This decision limited our total gas export volumes by a daily average of about 110 thousand cubic meters and 339 thousand cubic meters, respectively, depriving us of the higher margins offered by export prices. See “Business Overview — Regulation of Our Businesses — Argentine Regulatory Framework — Natural Gas” for further details.

Pursuant to Resolution No.1679/04, enacted in December 2004, producers must obtain the approval of the Argentine government prior to exporting crude oil or diesel oil. To obtain this approval, exporters must demonstrate that they have either satisfied local demand requirements or have granted the domestic market the opportunity to acquire oil or diesel oil under terms similar to current domestic market prices and, in the case of diesel oil, they must also demonstrate, if applicable, that commercial terms offered to the domestic market are at least equal to those offered to their own gas station network. Furthermore, in December 2006, pursuant to Resolution No.1338/06, the Secretary of Energy extended these regulations to the export of gasoline, fuel oil, jet fuel, lubricants, asphalts, coke and by-products for use in the petrochemical industry. See “Business Overview — Regulation of Our Businesses — Argentine Regulatory Framework — Petroleum — Refining”.
We cannot assure you that the Argentine government will not increase export restrictions on hydrocarbons and related oil products. If it were to do so, our results of operations could be adversely affected.
Export taxes on our products have negatively affected, and may continue to negatively affect, the profitability of our operations.
In order to discourage exports, secure domestic supply and fix a reference price for crude between producers and refineries, on March 1, 2002, the Argentine government imposed, for a five-year term, a 20% tax on exports of crude oil and a 5% tax on exports of certain oil related products. In May 2004, taxes on exports of crude oil and LPG increased to 25% and 20%, respectively, and a 20% tax was levied on exports of natural gas. Effective August 4, 2004, the Argentine government increased taxes on exports of crude oil by 25% when the price per barrel is U.S.$32 or lower and applied additional incremental taxes ranging between 3% and 20% when the price per barrel of oil ranges between U.S.$32.01 and U.S.$45, with a cap set at 45% when the price exceeds U.S.$45. In 2006, the Argentine government increased taxes on natural gas exports to 45% of the price of gas imported from Bolivia. See “Analysis of the Consolidated Results of Operations – Factors Affecting our Consolidated Results of Operations – Argentine Economic Situation – Price Stabilization and Supply – Hydrocarbons”
This tax regime has prevented us from fully benefiting from the significant increases in international oil, oil products and natural gas prices.
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
For purposes of reducing inflationary pressures generated by the sharp Argentine peso devaluation in 2002, the Argentine government issued a set of regulations aimed at controlling the increase in prices to end users. These regulations were particularly focused on the energy sector. See “Regulation of our Businesses”.
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
In April 2004, we, along with the remaining gas producers, entered into an agreement with the Argentine government, which provides for a schedule of gradual increases in gas prices in the domestic market, that culminates in complete deregulation of the wellhead price of natural gas by 2007.

With respect to electricity generation, in December 2004, the Secretary of Energy agreed to approve successive seasonal electricity price increases to reach values covering at least total monomic costs by November 2006. However, this situation was not reflected in practice and price increases do not account for costs actually incurred in terms of generation. In addition, as soon as the market returns to normal following the start of commercial operations of the new generation capacity derived from the FONINVEMEM, the Secretary of Energy has committed to pay for energy at the marginal price obtained in the spot market and to pay for power capacity at the U.S. dollar values that were in effect prior to the enactment of the Public Emergency Law. Nevertheless, the abovementioned discrepancy between seasonal electricity prices and total monomic costs could lead to a new deficit in the Stabilization Fund which may have an impact on future collections in a way similar to that of the period 2001-2006. See “Analysis of the Consolidated Results of Operations – Factors Affecting our Consolidated Results of Operations – Argentine Economic Situation – Price Stabilization and Supply”.
Through these combined measures, the Argentine government is expected to gradually restore the economic and financial balance in the natural gas and electricity sectors. Our results and capital expenditure plans, however, may be adversely affected if (1) the agreed schedule of increases in natural gas prices or the commitments with respect to electricity price increases fail to be fully implemented by the Argentine government or (2) the government applies its regulatory emergency authority or adopts other regulations to control prices or supply.
Downstream margins
The downstream business in Argentina has been and may continue to be subject to extensive regulatory changes that affect prices and profitability, and these changes had and may continue to have an adverse effect on the results of our operations.
Downstream margins have significantly declined since the enactment of the Public Emergency Law. As part of its effort to control inflation, the Argentine government has limited the increase in prices of gasoline and diesel oil at the retail level that would have resulted from (1) higher costs due to increases in the West Texas Intermediate Crude reference price, or WTI, (2) the peso devaluation and (3) domestic inflation. These measures affected the sector’s profitability.
In line with Argentine macroeconomic indicators and the economic recovery started in 2003, in 2006 the fuel oil market grew for the third year in a row. Total sales volumes increased 8.1% in 2006. Sales of diesel oil grew 5.9%, boosted by the strong demand from the agricultural, industrial and transport sectors, and the domestic gasoline sales totaled 4.3 million cubic meters, in 2006, 16% more than in 2005. In terms of supply, refining units in Argentina are operating at levels very close to the maximum installed capacity. The lack of elasticity in supply could result in temporary shortages.
Since this situation might hinder the evolution of the Argentine economy, regulatory framework changes led refining companies to take all actions necessary to meet the growing demand for diesel oil, including import of the product. In addition, in October 2006, the Secretary of Domestic Trade issued Resolution No. 25, which provided that refining companies are obliged to cover the total market demand for diesel oil with a minimum calculated on the basis of previous year’s demand plus an estimated market variation. In order to comply with this resolution, we were required to import 85 thousand cubic meters of diesel oil during the year. Considering the differential between import and retail prices and the impossibility of passing it through to consumers, imports of diesel oil have resulted in significant losses to refining companies. Specifically, in 2006 and 2005 we posted P$38 million and P$82 million losses in relation to import operations.
In the future, and subject to the production capacity of our plants and the actual market growth, pursuant to Resolution No.25, we may be required to import additional diesel oil volumes, which may adversely impact our results of operations.

The Argentine government and our affiliated utility companies are in the process of renegotiating utility contracts, and the recovery of these affiliates depends on the successful completion of these negotiations.
The macroeconomic state of the country after the enactment of the Public Emergency Law impacted the economic and financial balance of utility companies in Argentina. The combined effect of (1) the peso devaluation, (2) the pesification of rates on a one-to-one basis and (3) financial debts primarily denominated in foreign currency, adversely affected the utility companies’ financial position, results of operations and ability to satisfy financial obligations and pay dividends. Although some of these utility companies have been successful in restructuring their indebtedness, their return to financial stability and profitability on a long-term basis depends on a successful negotiation of tariff increases with the Argentine government. UNIREN (the agency created by the Argentine government to, among other things, provide assistance in the utility renegotiation process, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to provisional rate adjustments) is currently in the process of renegotiating contracts with our affiliates Edesur S.A. (“Edesur”), TGS, Transener and Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (“Transba”). These discussions are in different stages, and some of our affiliates have stated that UNIREN’s latest proposals were not sufficient. See “Business Overview — Gas and Energy — Gas Transportation – TGS — Regulated Energy Segment” and “Business Overview — Gas and Energy – Electricity — Electricity Transmission: Transener, Yacylec and Enecor — Transener” and “Regulation of Our Businesses — Argentine Regulatory Framework – Natural Gas”.
We cannot assure you that these discussions will ultimately result in a level of tariff increases sufficient for our affiliated utility companies to return to financial stability and profitability in the near future and on a long-term basis.
Factors Relating to the Company
Substantial or extended declines in the prices of crude oil and related oil products may have an adverse effect on our results of operations and financial condition.
A significant amount of our revenue is derived from sales of crude oil and related oil products. We do not and will not have control over factors affecting international prices for crude oil and related oil products. These factors include: political developments in crude oil producing regions; the ability of the Organization of Petroleum Exporting Countries (OPEC) and other crude oil producing nations to set and maintain crude oil production levels and prices; global supply and demand for crude oil; competition from other energy sources; government regulations; weather conditions and global conflicts or acts of terrorism.
Changes in crude oil prices generally result in changes in prices for related oil products. International oil prices have fluctuated widely over the last ten years. In 2006, crude oil prices continued their upward trend, exceeding 2005 historical records. The WTI closed at U.S.$60.8 per barrel, with an average of U.S.$66 per barrel during the year. During 2005 and 2004 the average WTI was U.S.$56.6 and U.S.$41.5 per barrel, respectively, compared to an average of U.S.$22.56 per barrel for the 1994-2003 period.
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
The proved crude oil and natural gas reserves set forth in this Annual Report account for our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e. with prices and costs as of the estimate date). Our proved crude oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Our reserve estimates have been audited by Gaffney, Cline & Associates, an international technical consulting firm for the oil and gas industry. As of December 31, 2006, the audit covered 93% of the Company’s estimated reserves for 2006. See “Business Overview — Oil and Gas Exploration and Production - Reserves” for more information about our reserve estimates and the related audit process. Crude oil and natural gas reserves are reviewed annually taking into consideration many factors, including:

•	new production or drilling activities;

•	field reviews;

•	the addition of new reserves from discoveries or extensions of existing fields;

•	changes in the international prices of oil and gas;

•	the application of improved recovery techniques; and

•	new economic conditions.
Proved reserve estimates could be materially different from the quantities of crude oil and natural gas that are ultimately recovered, and downward revisions of our estimates could impact in the future our results of operations and business plan, including our level of capital expenditures.
We may not be able to replace our oil and gas reserves and this may have an adverse impact on our future results of operations and financial position.
In recent years, we have experienced a decline in reserves and production. The possibility to replace our crude oil and gas reserves in the future is dependent on our ability to access new reserves, both through successful exploration and reserve acquisitions. We consider exploration, which carries inherent risks and uncertainties, the main vehicle for future growth and reserve replacement.
We have limited capital resources to implement an ambitious capital expenditure program. Moreover, we face strong competition in bidding for new production blocks, especially those blocks with the most attractive crude oil and natural gas reserves.
Without successful exploration activities or reserve acquisitions, our proved reserves will decline as our oil and gas production will be forced to rely on our existing proved developed reserves.
The decline in reserves and production may limit the integration of our upstream and downstream operations, since, in order to maximize the volumes of crude oil processed in our refineries, we would require a greater supply of crude oil from third parties, including imports.
We cannot guarantee that our exploration, development and acquisition activities will result in significant additional reserves. If we are not able to successfully find, develop or acquire additional reserves, our reserves and therefore our production may continue to decline and, consequently, may adversely affect our future results of operations and financial position.
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
On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní) and denied us access to Parque Nacional Yasuní. Petrobras Energía changed the Development Plan for Block 31 in order to address the objections posed by the Ecuadorian Ministry of the Environment and ultimately, after a process involving participation of the affected communities, submitted a new Environmental Impact Assessment (EIA). The new EIA was approved by the Ministry of the Environment and the Ministry of Energy and Mines, and the issuance of a new environmental license to resume development works in Block 31 was officially requested on January 4, 2007. All relevant formalities have been completed in connection with this request, and the request for a license is awaiting approval by the Ecuadorian Minister of the Environment.

We cannot predict when or to what extent competent authorities will ultimately authorize us to commence planned works to develop the block. Further delays in the development of Block 31 could have an adverse impact on our results of operations and financial position, in light of our Ship or Pay obligations pursuant to a transportation agreement executed with OCP, under which we must fulfill our contractual obligations for the total volume committed even if no crude oil is transported.
Our operations could be adversely affected by events beyond our control
Our activities are subject to numerous risks, many of which are beyond our control. Our operations may be curtailed, delayed, interrupted or canceled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, coercive actions and compliance with governmental requirements, events that could adversely impact our costs of production, results of operation and financial position. For example, from March 9, 2007 to April 10, 2007, operations in Block 18 were curtailed as a result of coercive actions taken by local communities. During this period, cumulative oil production decreased by approximately 305,000 barrels of oil equivalent in our participation.
Our activities may be adversely affected by events in countries in which we do business.
Our operations are concentrated in Latin America, a region that has experienced significant economic, social, political and regulatory volatility. In recent periods, many governments in Latin America have taken steps to assert greater control or increase their share of revenues from the energy sector, spurred by soaring oil and gas prices and nationalistic politics. See “Regulation of our Businesses – Venezuelan and Ecuadorian Regulatory Framework – Petroleum and Gas”.
These steps have included:
Venezuela
In March 2006, Petrobras Energía, through its controlled and affiliated companies in Venezuela, entered with PDVSA and Corporación Venezolana de Petróleo S.A. (CVP) into memoranda of understanding (MOUs) in order to effect the migration of the operating agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata. These MOUs established that private investors would hold a 40% share in these mixed-owned companies, with the Venezuelan Government being entitled to a 60% ownership interest. As a result, the direct and indirect interests of Petrobras Energía in the mixed-owned companies that would operate the areas of Oritupano Leona, La Concepción, Acema and Mata would be 22%, 36%, 34.5% and 34.5%, respectively. The MOUs establish that CVP will recognize a divisible and freely transferable credit in favor of Petrobras Energía in the amount of U.S.$88.5 million. These credits will not bear interest and may be used only for the payment of acquisition bonds under any new mixed company project for the development of oil exploration and production activities in Venezuela or licenses for the development of gas exploration and production operations, in Venezuela.
In August 2006, the relevant conversion agreements were signed for the Oritupano Leona, La Concepción, Acema and Mata areas, which were consistent with the terms agreed in the MOUs. Subsequently, the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were organized and registered with the Public Registry of Commerce of Venezuela. The Venezuelan government has issued the relevant decrees granting the necessary powers to these four companies, and the respective shareholders subsequently made the required capital contributions See “Business Overview – Oil and Gas Exploration and Production – Oil and Gas Exploration and Production Interest — Production –Production outside of Argentina – Venezuela”.
The MOUs established that the economic effects of the migration would become effective on April 1, 2006. From this date to October the fields were under the management of a provisional executive committee formed primarily by PDVSA. Since October the fields have been under the management of the mixed companies themselves. From April to December mixed companies have been financed by Petrobras Energía Venezuela and the other members of the consortiums.

In view of the new contractual framework, as of December 31, 2005, we recognized impairment charges of P$424 million to adjust the book value of our assets in Venezuela to their estimated recoverable values.
Bolivia
In May 2006, the Bolivian government enacted Supreme Decree No. 28,701, which provides, among other things, for the nationalization of hydrocarbon resources in Bolivia. This decree provides that, as from May 1, 2006, oil companies must deliver to Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) the property of all hydrocarbon production for sale. Oil companies had a 180-day transition period to subscribe the new agreements, which would be individually authorized and approved by the Bolivian Congress. The Ministry of Hydrocarbons and Mines would determine, on a case-by-case basis, the interest in each field corresponding to oil companies by means of audits of investments, operational costs and profitability indicators.
Accordingly, in October 2006, our Bolivian branch signed with YPFB a new agreement for the Colpa Caranda area. See “Business Overview – Oil and Gas Exploration and Production – Oil and Gas Exploration and Production Interests – Production – Production outside of Argentina – Bolivia”.
In addition, Supreme Decree No.28,701 provides that the Bolivian government shall recover full participation in the entire oil and gas production chain and to that end provides for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one of the shares in a number of companies, among which is Petrobras Bolivia Refinación S.A., our affiliate in Bolivia. Such stock transfer will be made once both parties have agreed on the economic compensation YPFB will pay us and once certain corporate and legal requirements have been complied with.
We are not able to estimate the effects of the new law on Petrobras Bolivia Refinación S.A..
Ecuador
In April 2006, the Ecuadorian government approved the Oil & Gas Reform Law, which assigns to the government an interest of at least 50% of the excess revenues resulting from the increase in the price of Ecuadorian crude (effective monthly average price of FOB price) over the average monthly sales price of such oil at the execution date of the relevant production agreement, expressed in constant values for the month in which settlement occurs. In July 2006, the competent authorities published the relevant regulations implementing the law, and subsequently Ecuadortlc and Petroecuador expressed divergent interpretations of the regulations.
In order to resolve these differences and after the request of Ecuadortlc, Petroecuador asked the Attorney General to issue an opinion on this matter. In the meantime, Ecuadortlc paid U.S.$12 million in aggregate to Petroecuador, which payments correspond to amounts purportedly owed to the Ecuadorian Government under the new law. In October 2006, Ecuadortlc was informed that the Attorney General’s opinion exempted the income derived from the Palo Azul field from the scope of application of the new law, given that the development agreement for Palo Azul contains provisions under which the Ecuadorian Government receives more than 50% of the benefits.
Notwithstanding the Attorney General’s opinion, in January 2007, Petroecuador submitted a claim to Ecuadortlc in favor of the government for U.S.$26 million in respect of the benefits corresponding to the government under the new law from April 2006 to December 2006. In its counsel’s opinion, Ecuadortlc has legal grounds to consider this claim as invalid. Although Ecuardortlc is of the view that it has valid legal grounds not to make payments under the new law, as of December 31, 2006, Ecuadortlc maintained an allowance of P$37 million (U.S.$12 million) on receivables in respect of such payments.
On February 15, 2007, Ecuadortlc paid the remaining amount of Petroecuador’s claim (U.S.$14 million), reserving its right to seek reimbursement.
These measures, and any other similar measures taken in the future by governments in countries where we conduct business, have had and may have a material adverse effect on our business and results of operations.

Our operations run the risk of causing environmental damage, and any changes in environmental laws may increase our operational costs.
Some of our operations are subject to environmental risks that may arise unexpectedly, and result in material adverse effects on our results of operations and financial position. In 2006, 2005 and 2004, environmental remediation costs charged to income totaled P$5 million, P$29 million and P$51 million, respectively. We may have to incur additional costs related to the environment in the future, which may negatively impact our results of operations.
In addition, we are subject to extensive environmental regulation both in Argentina and in the other countries in which we operate. Local, provincial and national authorities in Argentina and the other countries where we operate are moving towards more stringent enforcement of present or future environmental laws, which may require us to incur higher compliance costs. We cannot predict what additional environmental legislation or regulations will be enacted in the future or the potential effects on our financial position and results of operations.
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
In addition to the energy sector, Petrobras Energía has in the past conducted operations in other industries, including construction, telecommunications, forestry and mining. These businesses were sold by Petrobras Energía as part of Petrobras Energía’s strategy to focus its operations on the energy sector. As a result of these divestitures and the development of Petrobras Energía’s energy businesses, Petrobras Energía has become a vertically integrated energy company.
Petrobras Energía Merger
On January 21, 2005, the Special Shareholders’ Meetings of Petrobras Energía, EG3, PAR, and PSF, approved the merger of EG3, PAR and PSF into Petrobras Energía. Prior to the merger, Petrobras, through its subsidiary PPSL, held a 99.6% interest in EG3 and a 100% interest in each of PAR and PSF. Subsequently, on March 3, 2005 the definitive merger agreement was executed. On June 28, 2005, the CNV approved the merger and authorized the public offering of the Petrobras Energía shares. On September 16, 2005, the merger was registered in the Public Registry of Commerce. The effective merger date was set at January 1, 2005: as from this date all assets, liabilities, rights and obligations of the absorbed companies are considered incorporated into Petrobras Energía. After the merger, Petrobras Energía is the surviving entity. Pursuant to the merger, PPSL received 229,728,550 newly issued Class B shares of Petrobras Energía, representing 22.8% of Petrobras Energía’s capital stock. As a result of the merger, our ownership interest in Petrobras Energía decreased from 98.21% to 75.82%.
Through this merger, Petrobras Energía enlarged its oil and gas assets with the incorporation of six fields (a gas field in the Noroeste Basin and five crude oil fields in the Neuquén, San Jorge and Cuyana Basins). As of December 31, 2004, these areas had an aggregate production volume of approximately 19,000 barrels of oil equivalent per day and proved reserves of 95 million barrels of oil equivalent. Petrobras Energía also incorporated the Bahía Blanca refinery and a wide network of gas stations (approximately 620) throughout the country, that operate under the Petrobras and EG3 brands.
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

Accordingly, this Annual Report presents information for the year ended as of December 31, 2004, assuming that the merger of EG3, PAR and PSF into Petrobras Energía had occurred on January 1, 2004.
Capital Expenditures and Divestitures
For a description of our capital expenditures see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. For a description of our most significant divestitures see “Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Consolidated Results of Operations — Divestment of Assets” and “ — Divestments of Non-Core Assets”.
BUSINESS OVERVIEW
Our Strategy
Our long-term strategy is to grow as an integrated energy company with an international presence, while focusing on profitability as well as social and environmental responsibility.
The man points of this strategy are:
•	Increasing oil and gas reserves and production in Argentina and Latin America, to secure sustainable growth.

•	Growing downstream in Argentina, while balancing the crude production – refining – logistics – distribution chain and differentiating ourselves through the quality of our products and services.

•	Developing businesses in the gas and energy areas that will allow for the best overall use of our gas reserves.

•	Consolidating our leading position in the regional petrochemicals market, by maximizing the use of our raw materials.

•	Using capital in a disciplined manner, with a view to optimizing our debt to capital ratio and maintaining our financial solvency.
In order to adhere to this strategy, we consider the following to be essential:
•	A commitment to protect the quality of our goods and services, the environment and the health and safety of our employees, contractors and neighboring communities.

•	Adoption of, and compliance with, corporate governance practices in line with recognized best practices.

•	Maintenance of a management style that favors communication and teamwork, fostered by the value of the people that work in our organization.

•	Developing new business opportunities by maximizing potential synergies and capitalizing on complementary business opportunities with Petrobras.
We currently manage our activities, with the support of corporate staff, in four business segments: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.

Our Principal Market
We are an Argentine corporation and, as of December 31, 2006, 59% of our total assets, 71% of our net sales, 62% of our combined oil and gas production and 53% of our proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and may be affected by inflation, interest rates, the value of the peso against foreign currencies, price controls, business regulations, tax regulations and in general by the political, social and economic environment in and affecting Argentina and other countries. See “Risk Factors – Factors Relating to Argentina”.
The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and currency devaluation. In 1988, 1989 and 1990, the annual inflation rates were approximately 388%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index and approximately 422%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s. Macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rate systems and controls.
In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, and enacted the Convertibility Law. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001.
Beginning in the second half of 2001, Argentina’s recession worsened significantly. As the public sector’s creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the peso’s parity with the U.S. dollar led to a massive withdrawal of deposits from banks and capital outflows. To prevent further capital flights, on December 1, 2001, the Argentine government implemented a number of monetary and exchange control measures which further paralyzed the economy and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina.
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

•
Amendment of the charter of the Central Bank authorizing it to issue money in excess of the foreign currency reserves, grant short-term loans to the federal government and provide financial assistance to financial institutions with liquidity or solvency problems;

•	Pesification and elimination of indexing clauses on utility rates, fixing those rates in pesos at the P$1=U.S.$1 exchange rate; and

•	Implementation of taxes on hydrocarbon exports and certain oil products, among others.
In 2002, our financial results were negatively impacted by significant political and economic changes that resulted from the severe crisis that broke out in Argentina late in 2001. Due to high level of institutional instability, which included social conflicts, the default on most of Argentina’s sovereign debt, the abandonment of convertibility, the freeze on and rescheduling of banking deposits, the pesification and the elimination of indexation on utility rates and, in general, active intervention by the government in the development of the economy, commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession, which included a 10.9% decline in GDP. In addition, as a consequence, the peso devalued 238% against the dollar, the wholesale price index rose 118.2% and the consumer price index increased 41%. Towards the end of 2002, the Argentine government implemented different measures aimed at stimulating the economy and abrogating certain restrictions to gradually normalize the foreign exchange market and the commercial and financial flow of foreign currency.
In September 2003, Argentina and the IMF entered into a three-year standby credit agreement. This new agreement guaranteed the refinancing of all principal maturities of credit facilities granted by multilateral agencies. The agreement specified a series of quantitative and qualitative conditions to be met by the Argentine government during the 2003-2004 period.
In 2003 and 2004, the Argentine economy continued to exhibit signs of stability. Real GDP grew 8.7% and 9.0%, respectively. In 2003, the peso appreciated significantly against the U.S. dollar, as the Central Bank made numerous currency purchases to attempt to maintain a high rate of exchange. Inflation was below 4% during 2003. In 2004, both inflation and the peso nominal exchange rate were stable, with 6.1% and 7.9% increases in the consumer price and wholesale price indexes, respectively, while the peso devaluated 1.3%. During 2005, Argentina experienced high growth rates. Real GDP growth was 9.2% for the year. After three years of growth at around 9%, the Argentine economy was able to surpass the levels recorded in 1998, before the crisis. Argentine exports hit a historic record of U.S.$40 billion, although it was not enough to keep the trade surplus of the last years due to increased imports (around 30%). In line with the explicit decision of the government to maintain a stable exchange rate between the U.S. dollar and the peso, the Central Bank systematically intervened in the foreign exchange market to prevent the Argentine peso from appreciating. Furthermore, in 2005, inflation notably accelerated and reached 12.3% for retail prices and 10.8% for wholesale prices. In 2005, the administration was able to restructure the government debt in default (76% of creditors accepted the government’s exchange proposal) with a significant nominal reduction in principal amount, a term extension and a reduction in interest coupons. It also called for the first debt auction after the default. These factors, together with an international favorable climate, helped reduce the country risk to an annual average of 450 basis points (Boden 2012).
In 2006, and for the fourth consecutive year, Argentina experienced high growth rates. Real GDP grew approximately 8.5%, especially in terms of investments, and even more significantly in terms of construction and consumption, boosted by a sizeable increase in credit and the recovery of wages in real terms. Industrial production recorded a growth slightly below the rate of GDP growth with several industrial sectors increasingly making use of their installed capacity. The Argentine Government addressed inflationary pressures through a wide range of sectoral agreements and specific actions that prevented the official rate of inflation from exceeding 10%. Adjustments to utility rates were postponed.
Excess supply of foreign currency continued as a result of the large surplus in the balance of trade, with record exports notwithstanding the strong growth in imports and significant capital flows favored by high liquidity worldwide. As in previous years and in line with the official strategy of maintaining a high rate of exchange, the Central Bank bought the excess supply of dollars and adopted several other actions in accordance with the goals of the monetary program. International reserves were approximately U.S.$32 billion dollars at year-end, notwithstanding the advance payment of approximately U.S.$10 billion in debt to the IMF at the beginning of the year with freely available reserves.

OIL AND GAS EXPLORATION AND PRODUCTION
Overview
The core of our operations is the oil and gas exploration and production business segment, as it is a key link in our business chain. The business segment’s strategy is to increase oil and gas reserves and production in Argentina and other countries in Latin America, in order to secure our sustainable growth. In line with this strategy, our business goals are:
•	Increasing oil and gas production and reserves by capitalizing on our experience and presence in nearly all Latin American oil producing countries;

•	Optimizing our investment portfolio by balancing exploration projects with development projects; and

•	Performing efficient operations under high safety and environmental care standards.
We currently participate in oil and gas exploration and production activities in Argentina, Venezuela, Peru, Ecuador, Bolivia and Colombia. In addition, we act as contractor and provide technical and operating support in Mexico.
As of December 31, 2006, our combined crude oil and natural gas proved reserves, including our share of the reserves of our unconsolidated investees, were estimated at 527.2 million of oil equivalent, approximately 56.4% of which were proved developed reserves and approximately 43.6% of which were proved undeveloped reserves. Crude oil accounted for approximately 61.4% of our combined proved reserves, while natural gas accounted for about 38.6%. As of December 31, 2006, 53.2% of our total combined proved reserves were located in Argentina and 46.8% were located abroad.
During the year ended December 31, 2006, combined crude oil and natural gas production, including our share of the production of our unconsolidated investees, averaged 154,200 barrels of oil equivalent per day. Crude oil accounted for approximately 103,400 of barrels per day, while natural gas accounted for about 304,700 of cubic feet per day. Approximately 47.6% of our oil production and 17.9% of our gas production were produced outside of Argentina.
Integration with our Refining and Distribution business segment enables us to process a large part of our crude oil production in Argentina. The Genelba Thermal Power Plant, which we refer to as Genelba, allows us to use approximately 2.8 million cubic meters of natural gas per day of our own reserves. In addition, we supply gas to our Petrochemical and Refining operations in Argentina.
Our Oil and Gas Exploration and Production Interests
As is commonplace in the oil and gas exploration and production business, we generally participate in exploration and production activities in conjunction with joint venture partners. Contractual arrangements among participants in a joint venture are usually governed by an operating agreement, which provides that costs, entitlements to production and liabilities are to be shared according to each party’s percentage interest in the joint venture. One party to the joint venture is usually appointed as operator and is responsible for conducting the operations under the overall supervision and control of an operating committee that consists of representatives of each party to the joint venture. While operating agreements generally provide for liabilities to be borne by the participants according to their respective percentage interest, licenses issued by the relevant governmental authority generally provide that participants in joint ventures are jointly and severally liable for their obligations to that governmental authority pursuant to the applicable license. In addition to their interest in field production, contractual operators are generally paid their direct administrative expenses on a monthly basis by their partners in proportion to their participation in the relevant field.

As of December 31, 2006, we had interests in forty six blocks: twenty four oil and gas production blocks (sixteen in Argentina and eight outside of Argentina) and twenty two exploration blocks located within exploration areas or pending authorization for production (fifteen in Argentina and seven outside of Argentina). We are directly or indirectly the contractual operator of thirty two of the forty six blocks in which we have an interest.
As of December 31, 2006, our total gross and net productive wells were as follows:

	Oil	Gas	Total
Gross productive wells(1)	5,585	323	5,908
Net productive wells (2)	3,913	213	4,126

(1)	Refers to number of wells completed.

(2)	Refers to fractional ownership working interest in gross wells.
As of December 31, 2006, our total producing and exploration acreage, both gross and net, was as follows:

	Average
	Producing(1)		Exploration(2)
	Gross	Net(3)	Gross		Net (3)
	(in thousands of acres)
Argentina	4,807	3,233	18,274	(4)	6,639	(5)
Peru	116	116	14,219		11,734
Venezuela	485	126	157		79
Ecuador	62	54	714		637
Bolivia	56	56	—		—

Total	5,526	3,585	33,364		19,089

(1)	Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage.

(2)	Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced or areas that are not in the development stage.

(3)	Represents our fractional ownership working interest in the gross acreage.

(4)	Includes 14,300 thousand exploration acres in off-shore areas.

(5)	Includes 4,138 thousand exploration acres in off-shore areas.
The following table sets forth the number of total wells we drilled in Argentina and outside of Argentina and the results for the relevant periods. A well is considered productive for purposes of the following table if it justifies the installation of permanent equipment for the production of oil or gas. A well is deemed to be a dry well if it is determined to be incapable of commercial production. “Gross wells drilled” in the table below refers to the number of wells completed during each fiscal year, regardless of the spud date, and “net wells drilled” relates to the fractional ownership working interest in wells drilled. This table includes wells drilled by both our consolidated subsidiaries and unconsolidated investees.

	Year ended December 31,
	2006		2005		2004
		Outside of		Outside of		Outside of
	Argentina	Argentina	Argentina	Argentina	Argentina	Argentina
Gross wells drilled:
Production:
Productive wells:
Oil	218	60	256	85	275	45
Gas	3	2	7	2	5	—
Dry wells	3	—	2	—	2	1

Total	224	62	265	87	282	46

Exploration:
Discovery wells:
Oil	5	—	11	—	3	1
Gas	6	—	—	—	—	—
Dry wells	4	1	—	—	—	1

Total	15	1	11	—	3	2

Net wells drilled:
Production:
Productive wells:
Oil	100.4	57.4	110.7	75.2	131.1	35.2
Gas	0.6	1.0	2.9	1.0	2.8	—
Dry wells	0.6	—	1.7	—	1.7	0.9

Total	101.6	58.4	115.3	76.2	135.6	36.1

Exploration:
Discovery wells:
Oil	1.7	—	8.5	—	2.0	2.0
Gas	3	—	—	—	—	—
Dry wells	2	0.5	—	—	—	0.7

Total	6.7	0.5	8.5	—	2.0	2.7

Production
Argentine Production
Our proved reserves in Argentina as of December 31, 2006 were 122.4 million barrels of crude oil and 949.2 billion cubic feet of natural gas. For the year 2006, our daily production was 54.2 thousand barrels of crude oil and 250.0 million cubic feet of natural gas. Oil and gas production activities in Argentina are mainly developed in mature fields undergoing secondary recovery operations, which are capital-intensive projects.
Oil and natural gas reserves in Argentina have had a downward trend during the last few years. According to official data from the Argentine Oil and Gas Institute, proved oil and gas reserves for the 2001-2005 period dropped approximately 34%.
Oil production in Argentina declined for the ninth year in a row, though to a lesser extent compared to previous years. In 2006, oil production totaled 659,000 barrels per day, a decline of about 0.7% compared to 2005.
In 2006 our oil and gas reserves in Argentina declined 7% for the fourth year in a row. During the same year, our production of oil equivalent in Argentina increased about 3% compared to 2005.
Exploration is our main vehicle for growth and reserve replacement, including exploration of off-shore fields. Due to the risks inherent in exploration activities, we cannot assure that the downward trend in reserves will be reversed in the future.

In fiscal year ended December 31, 2006, our oil and gas production accounted for 7.4% and 6.7% of total oil and gas production in Argentina, respectively, and positioned us as the third largest producer in the country. Rights to develop oil and gas fields in Argentina are granted through concessions and exploration permits. Concessions are generally granted for periods of 25 years and are typically renewable for a maximum term of ten years, and permits are generally granted for initial periods of four years. Concessionaires in Argentina are entitled to gross proceeds from production sales. All permanent fixtures, materials and equipment are under the control of the concessionaire, although they revert to the Argentine government at the end of the concession. Royalties based on production are paid to the respective Argentine provinces. These royalties are in general 12% of the wellhead price for oil and gas. The wellhead price is calculated by deducting freight and other expenses to make oil and gas available for sale from the sales price obtained in transactions with third parties, or from the product price prevailing in the domestic market if the product is subject to industrialization processes.
Our production is concentrated in four basins, the Neuquén, Austral, San Jorge and Noroeste basins. The Neuquén basin is the most important basin in Argentina in terms of oil and gas production. We own approximately 670,000 net acres under production concessions. Our most important fields in the Neuquén basin are Puesto Hernández, 25 de Mayo-Medanito S.E. and Sierra Chata. In the Austral basin, we own approximately 2,456,000 net acres under production concessions, with Santa Cruz I and Santa Cruz II being our main concessions.
In 2006, we divested our assets in the Atamisqui and Refugio - Tupungato areas located in the Cuyana basin. Divestment of the blocks will permit us to optimize the allocation of efforts and resources in assets with more strategic value. In addition, we sold a 16.66% interest in the Atuel Norte area in the Neuquén basin. Combined production from these assets accounted for less than 2% of our production and reserves in Argentina.
In February 2007, we acquired from Conoco Phillips its 25.67% and 52.37% interests in Sierra Chata and Parva Negra assets, respectively, for an acquisition price of U.S.$77.6 million. As a result of this acquisition, our interest in Sierra Chata and Parva Negra increased to 45.5523% and 100%, respectively. As of the date of this Annual Report, approval of the transaction by the Argentine antitrust authorities is still pending.
Production outside of Argentina
As of December 31, 2006, 46.8% of our combined proved reserves were located outside of Argentina. In addition, approximately 47.6% of our oil production and 17.9% of our gas production came from outside of Argentina in 2006. We have working interests in eight oil and gas production blocks outside of Argentina: Oritupano Leona, La Concepción, Acema and Mata (these four through 22%, 36%, 34.5% and 34.5% direct and indirect interest in Petroritupano S.A., Petroven-Bras S.A., Petrowayu S.A. and Petrokariña S.A.) in Venezuela, Lote X in Peru, Block 18 and Block 31 in Ecuador and Colpa Caranda in Bolivia.
Venezuela
As of December 31, 2006, estimated proved oil and gas reserves attributable to operations in Venezuela amounted to 78.6 million barrels of oil equivalent, accounting for 14.9% of our total reserves. In 2006, our net production in Venezuela was approximately 24,600 barrels of oil equivalent per day, or 16% of our total production. Information on oil and gas producing activities as of December 31, 2006 attributable to our operations in Venezuela was calculated on the basis of three months of production under operating service contracts and nine months of production as mixed company.
In 1994, we were awarded the first service contract by Petróleos de Venezuela S.A. (PDVSA) at the Oritupano-Leona field to provide production services for a 20-year period. We had a 55% interest in the block.
In 1997, PDVSA awarded us three 20-year service contracts for the exploration and production of La Concepción, Acema and Mata blocks, with interests of 90%, 86.23% and 86.23%, respectively.
Under these types of contracts, the government maintained the full ownership of all hydrocarbons.

In April 2005, the Venezuelan Energy and Oil Ministry instructed PDVSA to review the 32 operating agreements signed by PDVSA with oil companies from 1992 through 1997, including agreements with Petrobras Energía, through our subsidiaries and affiliates in Venezuela, in connection with production in the areas of Oritupano Leona, La Concepción, Acema and Mata. The Venezuelan Energy and Oil Ministry instructed PDVSA to take measures in order to convert all effective operating agreements into mixed companies and grant the Venezuelan government, through PDVSA, more than 50% ownership of each field.
During 2005, through different actions, PDVSA exercised pressure on the effective operating agreements as a way to promote migration. Among others: (a) PDVSA approved a reduced amount of investments for the development of the Oritupano Leona area, (b) The SENIAT (National Integrated Tax Administration Service) performed several tax inspections on the companies that operate the 32 oil operating contracts and, as a result, challenged prior tax filings, and (c) the applicable income tax rate was increased from 34% to 50%.
On September 29, 2005, as a step toward the adjustment of the operating agreements in force to the new business scheme, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed provisional agreements with PDVSA, whereby it agreed to negotiate the terms and conditions for conversion of the operating agreements of the Oritupano Leona, La Concepción, Acema and Mata areas into mixed companies. The provisional agreement for the Oritupano Leona area was signed subject to approval by Petrobras Energía’s Regular Shareholders’ Meeting and Petrobras Energía Participaciones S.A.’s Special Shareholders’ Meeting. These Shareholders’ meetings adopted favorable resolutions.
In March 2006, Petrobras Energía, through its controlled and affiliated companies in Venezuela, entered with PDVSA and Corporación Venezolana de Petróleo S.A. (CVP) into Memoranda of Understanding (MOUs) in order to effect the migration of the operating agreements. These MOUs established that private investors would hold a 40% share in these mixed-owned companies, with the Venezuelan Government being entitled to a 60% ownership interest. As a result, the direct and indirect interests of Petrobras Energía in the mixed-owned companies that would operate the areas of Oritupano Leona, La Concepción, Acema and Mata would be 22%, 36%, 34.5% and 34.5%, respectively. The MOUs established that CVP will recognize a divisible and freely transferable credit in favor of Petrobras Energía in the amount of U.S.$88.5 million. These credits will not bear interest and may be used only for the payment of bonds purchased in relation to the participation in any new mixed company project for the development of oil exploration and production activities in Venezuela or licenses for the development of gas exploration and production operations in Venezuela.
In August 2006, the relevant conversion agreements were signed for the Oritupano Leona, La Concepción, Acema and Mata areas, which were consistent with the terms agreed in the MOUs. Subsequently, the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were organized and registered with the Public Registry of Commerce of Venezuela. The Venezuelan government has issued the relevant decrees granting the necessary powers to these four companies, and the respective shareholders subsequently made the required capital contributions.
The MOUs established that the economic effects of the migration would become effective on April 1, 2006. From this date to October the fields were under the management of a provisional executive committee formed primarily by PDVSA. Since October the fields have been under the management of the mixed companies themselves. From April to December mixed companies have been financed by Petrobras Energía Venezuela and the other members of the consortiums.
Mixed companies are subject to royalty payments of 30% and to an additional royalty payment of 3.33%, known as a special advantage payment, based on production. In addition, they are required to pay to the government an amount equivalent to any difference between (1) 50% of the value of oil and gas sales during each calendar year and (2) total royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues paid during such year. Each mixed company will be the operator of the areas, and the crude oil produced by the mixed companies has to be sold and delivered to PDVSA at market prices.
The Venezuelan government may set a limit on the oil production of mixed companies. Venezuela is a member of OPEC and has set forth a policy of strict compliance with the production quotas decided upon within OPEC. According to the Venezuelan Hydrocarbon Law, any decisions made by the federal administration in connection with agreements or international treaties involving hydrocarbons are applicable to any party that carries out the activities governed by the law. As a result, if there are production cuts approved by OPEC, these cuts will affect PDVSA and mixed companies. See “ - Regulation of Our Businesses - Venezuelan Regulatory Framework — Petroleum and Gas — Additional Matters — OPEC”.

Peru
In 1996, the Company acquired through a public bidding process 30-year oil and 40-year natural gas production rights in Lote X, an approximately 116,000-acre block in Peru’s Talara Basin. Lote X is operated pursuant to concession production agreements with free crude oil availability. As of December 31, 2006, Lote X had 2,472 productive wells. Perupetro S.A.’s Talara refinery is the sole customer of our crude oil production.
As of December 31, 2006, estimated proved oil and gas reserves attributable to operations in Peru amounted to 88 million barrels of oil equivalent, accounting for 16.7% of the Company’s total reserves. In 2006, our net daily production in Peru was 14.5 thousand barrels of oil equivalent or 9.4% of the Company’s total production.
In November 2003, the Peruvian government approved the National Law for the Promotion of Investment in the Exploitation of Resources and Marginal Reserves of Hydrocarbons (Ley para la Promoción de la Inversión en la Explotación de Recursos y Reservas Marginales de Hidrocarburos a Nivel Nacional), which authorizes Perupetro to reduce royalty payments.
In accordance with the new law, the Company entered into an agreement with the Peruvian government whereby we undertook to make investments of approximately U.S.$97 million in Lote X during the 2004-2011 period. By December 31, 2006, almost all the amount committed had been used. Works covered by this agreement include the drilling of 51 wells, the workover of 525 wells, the reactivation of 177 temporarily abandoned wells, the implementation and expansion of the water injection project and the development of a gas injection project. The Peruvian government, in turn, reduced the royalty rate for crude oil and gas production. In Peru, the royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at the rate of 13% for prices of up to U.S.$23.9 per barrel. The royalty rate applicable for oil at December 2006 was 25%. Production of natural gas in Peru is subject to a fixed royalty of 24.5%.
Ecuador
In Ecuador we operate Blocks 18 and 31 under participation agreements, in which as of December 31, 2006, we hold a 70% and 100% interest, respectively. Under these agreements, Petroecuador, the Ecuadorian national oil company, is entitled to a share in production, which fluctuates depending on oil prices and production levels.
As of December 31, 2006, estimated proved oil and gas reserves attributable to operations in Ecuador amounted to 53.9 million barrels of oil equivalent, accounting for 10.2% of the Company’s total reserves. In 2006, our oil production in Ecuador totaled 11.8 thousand barrels per day, accounting for 7.7% of our total average production in barrels of oil equivalent in 2006.
In January 2005, we entered into a preliminary agreement with Teikoku Oil Co. Ltd. (Teikoku), whereby, subject to obtaining approval from the Ministry of Energy and Mines of Ecuador, we would transfer 40% of our working interest in Blocks 18 and 31. On January 11, 2007, the Ecuadorian Ministry of Energy and Mines approved the agreement. As a result of this authorization, the parties are currently in the process of completing the necessary formalities, including the necessary steps towards obtaining amendments to the participation contracts, in order to incorporate Teikoku as a partner in the agreements for Blocks 18 and 31.
Once the amendments are finalized, the terms and economic conditions of the Teikoku transaction will go into effect.
In 2001, we acquired a working interest in Block 18, located in the Oriente Basin. Block 18 covers approximately 180,000 net acres and has a significant potential of 28º to 33° API light crude oil reserves. The concession for production activities in Block 18 is for an initial 20-year term, which commenced in October 2002. Once this term expires, Ecuadorian hydrocarbon laws provide for the possibility of a five-year extension period.

Block 18 comprises the Pata and Palo Azul fields. In the Palo Azul field the agreement includes differential production sharing percentages according to a formula that considers the sales price and total proved reserves. If the sales price of crude from Palo Azul is lower than U.S.$15 per barrel, the government receives about 30% of the crude produced, but, if the sales price of crude is U.S.$24 or higher, the government receives about 50% of production. It is also adjusted depending on the crude oil quality factor. The sales price of the Palo Azul crude is calculated considering as reference the WTI, net of the standard market discount for Oriente crude. In the Pata field, the government receives a production share ranging from 25.8%, if daily production is lower than 35,000 bbl/d, to 29%, if production exceeds 45,000 barrels per day. It is also adjusted depending on the crude oil quality factor. As of December 31, 2006, the government’s share of oil produced at the Pata and Palo Azul fields was 33.8% and 50.5%, respectively.
As of December 31, 2006, Block 18 had twenty five productive wells, twenty two located at the Palo Azul field and three located at the Pata field. In December 2006, the new oil treatment plant and ducts became operational. The investment allowed the increase in treatment capacity of the plant, up to 40.000 bbl/d of oil
During the first quarter of 2007 our operations in Block 18 were interrupted for 30 consecutive days (March 9, 2007 to April 10, 2007) as a result of coercive actions taken by local communities. During this period, cumulative oil production decreased by approximately 305,000 barrels of oil equivalent in our participation.
A large part of Block 31 is located in Parque Nacional Yasuní, a highly sensitive ecological area of the Amazon jungle in the central part of the eastern border of the upper Amazon basin and covers an area of approximately 460,000 net acres. Pursuant to the block’s production sharing agreement between Petroecuador and us, Petroecuador is entitled to a crude oil production share ranging between 12.5% and 18.5%, depending on daily production volumes and oil density.
We have conducted extensive exploratory work in the block, including the drilling of four exploratory wells in Apaika, Nenke, Obe and Minta. These wells were successful and led to the discovery of the Apaika/Nenke, Obe, and Minta fields. In order to further develop the block, significant investments are required prior to the production phase.
In August 2003, the Ministry of Energy and Mines approved the development plan for the Apaika Nenke field. In August 2004, the Ecuadorian Ministry of the Environment approved the environmental management plan for the development and production of Block 31 and granted an environmental license in connection with the development phase for the Nenke and Apaika fields. In addition, in August 2004, the Ministry of Energy and Mines approved the development plan for Block 31, thereby establishing the start of the 20-year exploitation term. The concession contract of Block 31 provides for the free availability of the crude oil produced. Native and environmentalist groups made public statements against the Block 31 development, arguing that oil and gas activities endangered the park’s biodiversity.
On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní) and denied us access to Parque Nacional Yasuní. This suspension prevents us from continuing the development works in Block 31. Petrobras Energía changed the Development Plan for Block 31 in order to address the objections posed by the Ecuadorian Ministry of the Environment and finally, after a process involving participation of the affected communities, submitted a new Environmental Impact Assessment (EIA). The new EIA was approved by the Ministry of the Environment and the Ministry of Energy and Mines, and the issuance of a new environmental license to resume development works in Block 31 was officially requested on January 4, 2007. All relevant formalities have been completed in connection with this request, and the request for a New Environmental License is awaiting approval by the Ecuadorian Minister of the Environment. Such license will allow the restart of the works for development of the block.

In April 2006, the Ecuadorian government approved the Oil & Gas Reform Law, which assigns to the government an interest of at least 50% of the excess revenues resulting from the increase in the price of Ecuadorian crude (effective monthly average price of FOB price) over the average monthly sales price of such oil at the execution date of the relevant production agreement, expressed in constant values for the month in which settlement occurs. In July 2006, the competent authorities published the relevant regulations implementing the law, and subsequently Ecuadortlc and Petroecuador expressed divergent interpretations of the regulations. See “Risk Factors”.
Ship or Pay Obligations with Oleoducto de Crudos Pesados (OCP)
With respect to the exploitation of Blocks 18 and 31, the Company executed a transportation agreement with OCP whereby we acquired an oil transportation capacity of 80,000 barrels per day for a 15-year term, starting November 10, 2003. Under the “Ship or Pay” clause included in the agreement, we, as well as all other producers, must pay a fee covering OCP operating costs and financial services even when no crude oil is transported. As of December 31, 2006, such fee amounted to U.S.$2.27 per barrel. Costs in connection with the transportation capacity are invoiced by OCP and charged to expenses on a monthly basis.
We expect that during the effective term of the transportation agreement, oil production will be lower than the aggregate committed transportation capacity. This assumption is based on: (i) the estimated delays in the development of Block 31 and (ii) the current vision of reserve potential in Block 31. Considering this situation, we have sold transportation capacity under the following transportation agreements:
1. Under a transportation agreement signed in June 2004, Murphy Oil will be able to transport its working interest (an average of 8,000 barrels per day between December 2004 and December 2006) from Block 16 through our committed capacity in the OCP. The expiration date of this agreement is January 31, 2012.
2. Under the transportation agreement signed in December 2006 and retroactively applied to May 2006, Petroecuador will be able to transport production from Block 15 (an average of 80,000 barrels per day) through all shippers’ committed capacity, except for Occidental, in the OCP. As a result of this agreement, expiring on December 14, 2008, we are able to reduce by 16,380 barrels per day our 80,000 barrels per day committed transportation capacity in connection with OCP.
Pursuant to the preliminary agreement signed with Teikoku, once all formalities and governmental approvals are completed or obtained, Teikoku has agreed to assume 40% of our rights and obligations resulting from the crude oil transportation agreement with OCP. Allocation of the transportation capacity to Teikoku will enable us to further reduce the current oil production deficit.
Bolivia
Petrobras Energía has operated the Colpa Caranda Block since 1989 under a share risk contract signed with YPFB, under which Petrobras Energía had free oil production availability. As of December 31, 2006, we hold a 100% interest in the Colpa Caranda Block. Colpa Caranda is an approximately 56,000 net acre block located in the Sub Andina Central basin and has 49 producing wells.
As of December 31, 2006, estimated proved oil and gas reserves attributable to operations in Bolivia amounted to 26.1 million barrels of oil equivalent, accounting for 4.1% of our total reserves. In 2006, our net daily production in Bolivia was 7.4 thousand barrels of oil equivalent or 4.8% of our total production. Approximately 87% of our proved developed reserves in Bolivia are gas reserves. These fields, which originally exported gas to Argentina, currently have priority in the delivery of gas to the Santa Cruz-São Paulo pipeline that transports gas to Brazil.
In January 2005, we entered into an assignment agreement with Petrobras Bolivia whereby we transferred, subject to the approval of YPFB, a 5% interest in Colpa Caranda. As of the date of this Annual Report, approval by YPFB is pending.

In May 2006, the Bolivian government enacted Supreme Decree No. 28,701, which provided that as from May 1, 2006 oil companies will have to deliver to YPFB the property of all hydrocarbon production for sale. Oil companies will have a 180-day transition period to subscribe new agreements, which must be individually authorized and approved by the Bolivian Legislature. The Ministry of Hydrocarbons and Mines would determine, on a case by case basis, the interest in each field corresponding to oil companies by means of audits of investments, operational costs and profitability indicators. During the transition period, in the case of fields with a certified average production of natural gas for 2005 lower than 100 million cubic feet per day, such as the Colpa Caranda area, the previous distribution of the oil and gas production value was maintained.
On October 28, 2006, Petrobras Energía and YPFB entered into a new operating agreement for the Colpa Caranda area, pursuant to the terms of the Hydrocarbon Law No.3,058 and Supreme Decree No. 28,701, whereby Petrobras Energía performs at its own risk and for its own account, in the name of and on behalf of YPFB, exploration and production activities within the area that is the subject of the agreement. Pursuant to the agreement, YPFB owns the hydrocarbons and pay royalties, direct interest and direct tax on hydrocarbons, which in the aggregate amounts to 50% of the production valued on the basis of sales prices, and applies the remaining amount first to pay operating services provided by Petrobras Energía, including depreciation, and then the rest is shared by YPFB and Petrobras Energía on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items, securing the free availability of foreign currency. The Company’s Management believes the new contractual conditions have no significant impact on the book value of this asset. The agreement was approved by the Bolivian Legislature in November 2006, enacted on January 11, 2007 and entered into force on May 2, 2007, after final certification of the government.
Colombia
With a 30% working interest, Petrobras Energía formed the Tibú Consortium for the exploitation of the Tibú Field in the Catatumbo basin, Colombia. This consortium signed with the state-owned company Ecopetrol an agreement for the additional development of the Tibú field. This project — to which Petrobras Energía will contribute its know-how in the development and exploitation of mature fields — is aimed at promoting our strategy for international growth and diversification of the portfolio of assets.
During the initial phase of the project (for a term of two and a half years from January 2007), the Tibú Consortium will make investments in the amount of U.S.$40 million in studies and works to determine the actual potential of the field currently producing 1,800 barrels of oil per day (Bpd). During the second phase, the Tibú Consortium will be in charge of 55% of the investments (Ecopetrol being responsible for the remaining 45%) and will be entitled to 40% of the field’s production after royalties. The Tibú Consortium will execute investment projects to generate additional production while Ecopetrol will continue to operate the field.
As of the date of this Annual Report, the final amendments to the joint operating agreement required to establish the Company’s share in the Tibu project are still pending. The Agencia Nacional de Hidrocarburos (the National Hydrocarbon Agency) is expected to authorize Ecopetrol to assign its right in favour of the Tibú Consortium.
Statistical Information Relating to Oil and Gas Production
The following table sets forth our oil and gas production during 2006. Production figures represent our working interest in production (and are therefore net to us). In addition, the table includes our working interest in each field, the number of producing wells and the expiration date of the concessions, in each case as of December 31, 2006. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions.

					Oil
					and
			2006 Production		Gas
Production Areas	Location	Basin	Oil (1)	Gas(2)	Wells	Interest	Expiration
Argentina:

25 de Mayo – Medanito S.E.	La Pampa and Río Negro	Neuquén	5,447	2,599	555	100.00%	2016
El Mangrullo	Neuquén	Neuquén	—	579	6	100.00%	2025
Jagüel de los Machos	Río Negro and La Pampa	Neuquén	1,013	3,023	90	100.00%	2015
Puesto Hernández	Mendoza and Neuquén	Neuquén	4,082	—	769	38.45%	2016
Bajada de Palo	Neuquén	Neuquén	69	—	4	80.00%	2015
Santa Cruz II	Santa Cruz	Austral	2,126	10,393	74	100.00%	2017/2024
Río Neuquén	Neuquén and Río Negro	Neuquén	535	6,844	131	100.00%	2017
Entre Lomas	Neuquén and Río Negro	Neuquén	855	1,437	396	17.90%	2016
Veta Escondida and Rincón de Aranda U.T.E.	Neuquén	Neuquén	—	—	—	55.00%	2016
Aguada de la Arena	Neuquén	Neuquén	69	7,296	10	80.00%	2022
Santa Cruz I U.T.E.	Santa Cruz	Austral	2,656	44,074	92	71.00%	2016/2023
Sierra Chata	Neuquén	Neuquén	157	6,399	38	19.89%	2022
Atamisqui (5)	Mendoza	Cuyana	107	—	—	—	—
Refugio Tupungato (5)	Mendoza	Cuyana	352	—	—	—	—
Atuel Norte	Neuquén	Neuquén	6	—	6	33.33%	2016
La Tapera – Puesto Quiroga	Chubut	San Jorge	—	—	—	21.95%	2016
El Tordillo	Chubut	San Jorge	2,139	46	753	21.95%	2016
Aguaragüe	Salta	Noroeste	182	8,571	48	15.00%	2017/2021

Total Argentina			19,795	91,261	2,972

Outside of Argentina:
Colpa Caranda	Bolivia	Sub Andina	509	13.063	49	100.00%	2029
Oritupano Leona(3)	Venezuela	Oriental Maturín	2,403	—	—	—	—
Acema(3)	Venezuela	Oriental Maturín	151	—	—	—	—
La Concepción(3)	Venezuela	Lago Maracaibo	1,070	223	—	—	—
Mata(3)	Venezuela	Oriental Maturín	258	26	—	—	—
Oritupano Leona(4)	Venezuela	Oriental Maturín	2,780	—	231	22.00%	2025
Acema(4)	Venezuela	Oriental Maturín	182	64	27	34.49%	2025
La Concepción(4)	Venezuela	Lago Maracaibo	1,333	2,411	86	36.00%	2025
Mata(4)	Venezuela	Oriental Maturín	264	476	46	34.49%	2025
Lote X	Peru	Talara	4,680	3,694	2,472	100.00%	2024
Bloque 31	Ecuador	Oriente	—	—	—	100.00%	2024
Bloque 18	Ecuador	Oriente	4,321	—	25	70.00%	2022

Total Outside of Argentina			17,951	19,957	2,936

Total			37,746	111,218	5,908

(1)	In thousands of barrels.

(2)	In millions of cubic feet. Gas production figures represent actual sales gas.

(3)	Correspond to former operating agreements.

(4)	Indirect interests through mixed companies, accounted for as equity method investments.

(5)	Sold in October 2006.

The following table sets forth our average daily production of oil, including other liquid hydrocarbons, for the three fiscal years ended December 31, 2006, 2005 and 2004. This table includes our net share of production for both consolidated subsidiaries and unconsolidated investees.

	Year ended December 31,
	2006	2005	2004
	(average barrels per day)
Argentina	54,233	54,516	61,427
Outside of Argentina	49,181	67,962	66,973

Total	103,414	122,478	128,400

The following table sets forth our average daily gas production for the three fiscal years ended December 31, 2006, 2005 and 2004. This table includes our net share of production for both consolidated subsidiaries and unconsolidated investees.

	Year ended December 31,
	2006	2005	2004
	(average thousand cubic feet per day)
Argentina	250,030	231,830	262,371
Outside of Argentina	54,677	61,855	64,657

Total	304,707	293,685	327,028

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the three fiscal years ended December 31, 2006, 2005 and 2004, of our consolidated subsidiaries.

	Year ended December 31
	2006	2005	2004
Argentina:
Oil (in pesos per barrel of oil equivalent)	124.4	99.91	86.72
Gas (in pesos per million cubic feet)	3.54	2.74	2.01

Outside of Argentina:
Oil (in pesos per barrel of oil equivalent)	144.3	94.65	61.91
Gas (in pesos per million cubic feet)	10.52	5.21	3.79
The following table sets forth our average lifting cost, royalties and depreciation cost of oil and gas fields in each geographic area for the three fiscal years ended December 31, 2006, 2005 and 2004. This table includes the net share of production of our consolidated subsidiaries.

	Year ended December 31,
	2006	2005	2004
	(in pesos per barrel of oil equivalent)
Argentina:
Lifting Cost	13.50	11.05	7.91
Royalties	9.42	7.73	6.35
Depreciation	13.91	12.95	11.28

Total	36.83	31.73	25.54

Outside of Argentina:
Lifting Cost	12.10	10.03	8.92
Royalties	23.72	8.08	5.08
Depreciation	13.91	13.97	11.67

Total	49.73	32.08	25.67

Exploration
We consider exploration as the main vehicle for future growth and replacement of reserves. Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. Accordingly, we expect an increase in our exploration investments, including exploration opportunities in Argentina’s off-shore areas. In exploring off-shore areas, we will use the expertise and know-how of Petrobras, a world leader in off-shore exploration and a pioneer in deep and ultra deep water activities.
The following table lists exploration areas as of December 31, 2006, the location and basin of each area, our working interest and the expiration date for the exploration authorization.

	Location	Basin	Interest	Expiration
In Argentina:
Glencross	Santa Cruz	Austral	87.00%		(3)
Estancia Chiripá	Santa Cruz	Austral	87.00%		(3)

Cerro Manrique	Rio Negro	Neuquén	50.00%		(2)
Parva Negra	Neuquén	Neuquén	47.63%	2001	(1)
Cerro Hamaca	Mendoza	Neuquén	39.64%	2004	(1)
Gobernador Ayala	Mendoza	Neuquén	22.51%	2004	(1)

Cañadón del Puma	Neuquén	Neuquén	50.00%	2008
Estancia Agua Fresca	Santa Cruz	Austral	50.00%		(1)
Puesto Oliverio	Santa Cruz	Austral	50.00%		(1)
El Campamento	Santa Cruz	Austral	50.00%		(1)
El Cerrito Oeste	Santa Cruz	Austral	50.00%		(1)
Chirete	Salta	Noroeste	100.00%	2010
Hickman	Salta	Noroeste	50.00%	2011
Enarsa 1 (E1)	Continental Shelf	Off-shore Argentina	25.00%	—
Enarsa 3 (E3)	Continental Shelf	Off-shore Argentina	35.00%	—

Outside of Argentina:

Tinaco	Venezuela	Guarico	50.00%	2007
Block 57	Peru	Madre de Dios	35.15%	2008
Block 58	Peru	Madre de Dios	100.00%	2007
Block 103	Peru	Marañon	30.00%	2008
Block 110	Peru	Madre de Dios	100.00%	2007
Block 112	Peru	Marañon	100.00%	2007
Block 117	Peru	Marañon	100.00%	2008

(1)	We have requested an exploitation concession with respect to this field, which is still pending.

(2)	The grant of an exploration permit is pending.

(3)	We signed two Master Agreements with the Province of Santa Cruz to continue demarcation and production activities.
Exploration in Argentina
As of December 31, 2006, we held interests in approximately 18,274 thousand gross exploration acres in Argentina. In 2006, the Company and Energía Argentina S.A. (Enarsa) signed an association agreement whereby two consortia (Enarsa 1 and 3) were created for the exploration, development, production and distribution of hydrocarbons in off-shore areas located on the Argentine continental shelf. During 2006, the Company signed two Master Agreements with the Province of Santa Cruz to continue demarcation and production activities in connection with two gas fields: Glencross and Estancia Chiripa. In addition, two exploration blocks were pre-awarded to Petrobras Energía on the First Round of Bids of the Province of Salta.
In 2006, we completed a 118 km2 3D seismic survey in El Cerrito area in the Austral basin, and shooting of approximately 1900 km2 in Enarsa 1 off-shore area started. In the Neuquén and Austral basins, 15 exploratory wells were drilled, 11 of which were successful. In 2006, we discovered 35 million barrels of oil equivalent in Argentina through exploration. Additional investments are required in reservoir demarcation and characterization to determine the possibility of adding proved reserves.

Exploration Outside of Argentina
Peru
In 2004, we entered into an agreement with Repsol Exploración Perú S.A. to jointly perform exploration activities in Block 57, located in the Madre de Dios basin. Pursuant to this agreement, our interest in the Block is 35.15%. In 2005, we pursued an aggressive policy to increase our acreage position, through exploration license applications and farm-ins. During 2005, we applied for four exploration blocks: Blocks 58 and 110 in the Madre de Dios basin and Blocks 112 and 117 in the Marañón basin (the first three were granted during 2005 and the last one was granted during 2006).
As of December 31, 2006, the total gross exploration area was 14,219 thousand acres.
In addition, through a farm-in, we acquired a 30% working interest in Lote 103, operated by Occidental, in the Huallaga basin.
In 2007, we agreed to acquire from Conoco Philips an additional 11.01% working interest in Block 57. As of the date of this Annual Report, the final amendments to the joint operating agreement required to establish the Company’s share in Block 57 are still pending.
In Peru, exploration licenses are granted for a total of seven years. The first exploration period of 12 to 24 months generally requires a low level of capital expenditures, primarily on geological studies or seismic reprocessing. Subsequent periods require more substantial investments in seismic registration and drilling.
Venezuela
In Venezuela, the company has a 50% working interest in the Tinaco area under a license for the exploration and production of gas. In 2006, drilling of La Yaguara well in the Tinaco area yielded no encouraging results.
Colombia
In 2005, we agreed to acquire a 10% working interest in the Tierra Negra Block from Petrobras, who operates the block with a 60% working interest. As of the date of this Annual Report, the final amendments to the joint operating agreement required to establish the Company’s share in the Tierra Negra Block are still pending.
The block has a high reserve potential and is located in the Llanos Orientales basin, adjacent to the main oilfields and pipelines in Colombia. Entry into Colombia, in association with Petrobras, presents new opportunities for the development of our exploration and production business in such country. Completion of the first exploratory well is expected during the first half of 2007.
Ecuador
The concession contract for Block 31 allows us to perform additional exploratory works for a period of three years following commencement of the development stage. We therefore may perform exploratory activities until August 2007. The Block 31 exploration drilling and seismic acquisition program was suspended because the competent authorities have not issued the necessary environmental licenses. Furthermore, for planned exploration activity in the western part of Block 18, local communities did not allow the Company to enter the area to carry out fieldwork. This prompted us to invoke force majeure and request an extension of the remaining exploration period until the problem is solved. As of the date of this Annual Report, we have not been granted the extension.

Service Agreement in Mexico
In 2003, as part of a bidding process launched by Petróleos Mexicanos, or PEMEX, for the operation of areas under multiple service agreements, agreements for the Cuervito and Fronterizo areas were awarded to a joint venture composed of Petrobras, Teikoku and Diavaz. Under the relevant operating agreement, the Company act as contractor and provide the joint venture with the administrative, technical and operating support required for the operation of these blocks.
Reserves
We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X under the Securities Act, proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, under existing economic, operating and regulatory conditions, i.e. prices and cost at the date of estimation. Gaffney, Cline & Associates, Inc. or GCA, an international technical and management advisory firm for the oil and gas industry, audited our oil and gas reserves as of December 31, 2006, 2005 and 2004. The technical audit covered 93%, 95% and 95% of the Company’s estimated reserves for the years 2006, 2005 and 2004, respectively. Reserves that were not audited are mainly estimated reserves related to areas where the Company does not act as operator. In 2006, non-audited reserves also include reserves from areas where we act as operator, representing 0.7% of our total reserves as of December 31, 2006.
The estimates of reserves were first prepared by us and subsequently audited by GCA. The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information supplied by us prior to January 9, 2007. Thus they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available. GCA’s audit examination included those tests and procedures considered necessary by them in view of the circumstances prevailing in each case. These tests and procedures included a review of the appropriateness of the methodologies employed by us in estimating reserves, the adequacy and quality of the data obtained and used by us in estimating reserves, the scope and completeness of the process used by us in estimating reserves and our classification of reserves in accordance with relevant definitions and guidance, as well as an economic test of the proved developed and total proved categories of reserves for each audited property.
An audit of proved reserves is an examination of proved reserves that is conducted by the auditor for the purpose of expressing an opinion as to whether such reserve information, in the aggregate, is reasonable. The estimation of reserves is an imprecise science due to many unknown geologic and reservoir factors that can only be estimated through sampling techniques. Since reserves are therefore only estimates, such cannot be audited for the purpose of verifying exactness. Instead, reserve information is audited for the purpose of reviewing in sufficient detail the policies, procedures and methods used by us, engaged in the exploration and production of oil and gas in estimating our reserves so that the auditor may express an opinion as to whether, in the aggregate, the reserve information furnished by us is reasonable.
For the year 2006, Gaffney, Cline & Associates has concluded that our estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10 of Regulation S-X of the SEC and in accordance with oil and gas reserve disclosure provisions of the Financial Accounting Standards Board – FASB No. 69 Statement of Standards. GCA has conducted audit examinations on our properties for the last twelve years (in most cases) and has built on this knowledge base in the conduct of this audit. All questions that arose during the course of the audit process were resolved to GCA’s satisfaction.
As of December 31, 2006, liquid hydrocarbon and natural gas proved developed and undeveloped reserves amounted to 527.2 million barrels of oil equivalent (323.9 million barrels of oil and 1,219.8 billion cubic feet of natural gas), representing a 30.6% decline compared to audited proved reserves as of December 31, 2005 (a decline of 39.8% for liquid hydrocarbons and 8.3% for natural gas).

Liquid hydrocarbons and natural gas accounted for 61.4% and 38.6%, respectively, of our total proved reserves as of December 31, 2006. Approximately, 46.8% of our total proved reserves as of December 31, 2006 were located outside of Argentina, as compared to 60.2% as of December 31, 2005. This reflects principally a decline in proved reserves in Venezuela as a result of the migration of our operating agreements. As of December 31, 2006, proved developed reserves of crude oil equivalent represented 56.4% of our total proved reserves of crude oil equivalent.
During 2006 production totaled 56 million barrels of oil equivalent. In addition, a review of net reserves of approximately 172 million barrels of oil equivalent was recorded as detailed below:
•	A decrease of 181 million barrels of oil equivalent was recorded in connection with the conversion of agreements in Venezuela.

•	A reduction of 16 million barrels of oil equivalent in Peru.

•	Through extensions of known accumulations 25 million barrels of oil equivalent were added in Argentina and in Ecuador.
As a result of divestment of assets in the Cuyana basin in Argentina, reserves dropped by approximately 5 million barrels of oil equivalent.
As of December 2006, we had proved reserves equal to 9.4 years of production at 2006 rates.
The table below sets forth, by geographic area, total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids and reserves of natural gas at the indicated dates. This table includes our net share of the proved reserves of our consolidated subsidiaries and unconsolidated investees. Our net share of the proved reserves of our unconsolidated investees represented 16% of our total proved reserves as of December 31, 2006.

	Crude oil, condensate and natural
	gas liquids			Natural gas
		Outside of			Outside of
	Argentina	Argentina	Total	Argentina	Argentina	Total	Combined
							(in millions
							of barrels of
	(in thousands of barrels)			(in millions of cubic feet)			oil equivalent)
Total proved developed and undeveloped reserves as of December 31, 2004	176,290	406,466	582,756	1,099,515	365,987	1,465,502	827.0
Proved developed reserves as of December 31, 2004	118,654	168,119	286,773	554,138	208,436	762,574	413.9
Increase (decrease) originated in:
Revisions of previous estimates	(7,165)	4,183	(2,982)	(87,864)	22,612	(65,252)	(13.9)
Improved recovery	(9,485)	—	(9,485)	56	—	56	(9.5)
Extensions and discoveries	4,082	8,762	12,844	23,774	13,787	37,561	19.1
Purchase of proved reserves in place	––	––	––	––	––	––	––
Sale of proved reserves in place	––	––	––	––	––	––	––
Year’s production	(19,889)	(24,814)	(44,703)	(84,618)	(22,577)	(107,195)	(62.6)
Total proved developed and undeveloped reserves as of December 31, 2005	143,833	394,597	538,430	950,863	379,809	1,330,672	760.2
Proved developed reserves as of December 31, 2005	98,093	176,227	274,320	457,378	203,255	660,633	384.4
Increase (decrease) originated in:
Revisions of previous estimates	(2,636)	(186,724)	(189,360)	25,264	(96,042)	(70,778)	(201.2)
Improved recovery	38	4.705	4,743	724	6,830	7,554	6.0
Extensions and discoveries	5,510	6,900	12,410	63,595	––	63,595	23.0
Purchase of proved reserves in place	––	––	––	––	––	––	––
Sale of proved reserves in place	(4,541)	––	(4,541)	––	––	––	(4.5)
Year’s production	(19,795)	(17,951)	(37,746)	(91,261)	(19,957)	(111,218)	(56.3)
Total proved developed and undeveloped reserves as of December 31, 2006	122,409	201,527	323,936	949,185	270,640	1,219,825	527.2
Proved developed reserves as of December 31, 2006	81,845	102,735	184,580	497,680	179,884	677,564	297.5

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and undeveloped reserves as of December 31, 2006, 2005 and 2004.

	2006		2005		2004
	Millions of		Millions of
	barrels of	% of total	barrels of	% of total	Millions of	% of total
	oil	proved	oil	proved	barrels of oil	proved
	equivalent	reserves	equivalent	reserves	equivalent	reserves
Proved developed reserves	297.5	56.4%	384.4	50.6%	413.9	50.0%
Proved undeveloped reserves	229.7	43.6%	375.8	49.4%	413.1	50.0%

Total Proved Reserves	527.2	100%	760.2	100%	827.0	100%
Approximately 5% of our proved developed reserves as of December 31, 2006 are non-producing reserves.
Estimated reserves were subject to economic evaluation to determine their economic limits. Estimated reserves in Argentina, Peru and Bolivia are stated before royalties, as the latter have the same attributes as taxes on production and as they are not paid in kind, and therefore are treated as operating costs. In Ecuador, due to the type of contract involved in which the government has the right to a share of production and takes it in kind, reserves are stated after government’s share.
Estimated reserves in Venezuela were calculated on the basis of the contractual structure in force as of the end of each year presented. As of December 31, 2006, estimated reserves are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company. As of December 31, 2005 and 2004, reserve volumes in Venezuela were computed by multiplying our working interest by the gross proved volumes in each area.
As of December 31,2006, Bolivian operations reserves are calculated using the “economic method”, according to the terms of the new operating agreement signed in October 2006.
There are many uncertainties in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including certain factors that are beyond our control. The reserves data set forth in this Annual Report solely represents estimates of our proved oil and gas reserves. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be precisely measured. The accuracy of a reserve estimate stems from available data, engineering and geological interpretation and judgment of reserves and reservoir engineering. As a result, different engineers often obtain different estimates. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate, so the reserve estimates at a specific time are often different from the quantities of oil and gas that are ultimately recovered. Furthermore, estimates of future net revenues from our proved reserves and the present value thereof are based upon assumptions about future production levels, prices and costs that may not prove to be correct over time. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Accordingly, we cannot ensure that any specified production levels will be reached or that any cash flow arising therefrom will be produced. The actual quantity of our reserves and future net cash flows therefrom may be materially different from the estimates set forth in this Offering Annual Report. See Risk Factors—Factors Relating to the Company — Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time”.

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
Transportation and Sales
We transport our oil and gas production in several ways depending on the infrastructure availability and the cost efficiency of the transportation system in a given location. We use the oil pipeline system and oil tankers to transport oil to our customers. Oil is customarily sold through FOB contracts and, therefore, producers are responsible for transporting oil produced from the field to a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is sold at the delivery point of the gas pipeline system near the field and, therefore, the customer bears most of the transportation costs and risks associated therewith. Oil and gas transportation in Argentina operates in an “open access” non-discriminatory environment under which producers have equal and open access to the transportation systems. The privatization of the transportation system led to capital investments in the systems. We maintain limited storage capacity at each oil site and at the terminals from which oil is shipped. In the past, these capacities have been sufficient to store oil without reducing current production during temporary unavailability of the pipeline systems, due, for example, to maintenance requirements or temporary emergencies.
Sales for the year ended December 31, 2006, were made mainly to Petroperú Petróleos del Perú S.A., Petrobras International Finance Co. Ecuador, Empresa Nacional de Petróleo (ENAP) and Petróleos de Venezuela S.A. and, and sales to such entities represented about 19%, 13%, 7% and 7%, respectively, of sales for such year for the Oil and Gas Exploration and Production business segment, before deducting export duties. During 2006, oil and gas exports totaled approximately P$1,061 million or 23% of total consolidated crude oil and gas sales (calculated before deducting export duties). In 2006, exports sales were made principally to Chile.
Oleoducto de Crudos Pesados (OCP)
The government of Ecuador awarded OCP with the construction and operation for a 20-year term of the 503 km long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. As of December 31, 2006, we held an 11.42% interest in OCP. OCP’s other shareholders are Encana, Perenco, Occidental, Repsol-YPF and AGIP.
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
In connection with production from Blocks 18 and 31 in Ecuador (Block 31 has no production yet as it is in the early stages of development), we, through our subsidiaries in Ecuador, entered into a transportation agreement that includes a ship or pay clause with OCP, whereby OCP has committed to transport 80,000 barrels per day for a 15-year term, as from November 2003. For a more detailed discussion see “Business Overview – Oil and Gas Exploration and Production – Oil and Gas Exploration and Production Interests – Production – Production outside of Argentina – Ecuador”.

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
During 2006, oil volumes transported by Oldelval from Allen to Puerto Rosales totaled 70.5 million barrels.
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
REFINING AND DISTRIBUTION
Our presence in the Refining and Distribution business is a further step towards the vertical integration of our operations and enables us to capitalize on our hydrocarbon reserves. Refining and distribution operations, are a necessary link in the business value chain, starting with crude oil and gas exploration and processing and ending with customer service at the gas station network and the supply of petrochemical products.
Our main strategy in the Refining and Distribution segment is to grow in the Argentine market while balancing the crude oil production – refining – logistics — distribution chain with quality differentiated products and services.
Our Refining and Distribution operations are developed in Argentina and Bolivia. In Argentina, we operate two refineries and a network of 719 gas stations. One of the refineries is located in San Lorenzo (Province of Santa Fe) and the other in Bahía Blanca (Province of Buenos Aires). In addition, we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”). In Bolivia, the Company has a 49% interest in Petrobras Bolivia Refinación S.A. (“PBR”).
The refining and distribution business in Argentina
The Argentine fuel market grew in 2006 for the third year in a row at an improved pace compared to the two previous years. Gasoline and diesel oil sales volumes were over 17 million cubic meters (the highest level since 1998), accounting for an 8.1% increase compared to 2005. Diesel oil sales increased 5.9% to 12.7 million cubic meters, boosted by the strong agricultural, industrial and transportation demand. Gasoline sales volumes grew 15.5% compared to 2005, totaling 4.3 million cubic meters. This variation was driven by a strong growth in the Argentine economy during recent years, the increase in the purchasing power, higher sales of new cars and stabilization of fuel prices since 2004. Premium gasoline increased 42.5% compared to regular gasoline which dropped 16.0%.
Compressed Natural Gas (“CNG”) sales volumes, in turn, dropped 3.9% in 2006 and reverted the upward trend of recent years due to a reduction in the conversion rate of gasoline-powered cars, the increase in CNG prices vis-à-vis the stabilization of naphta prices and the uncertainty as to gas availability, especially during wintertime.

In terms of prices, the Argentine government continued exerting pressure to limit the increase in retail prices for gasoline and diesel oil and issued many resolutions to ensure supply to the domestic market. The inability to raise sales prices since 2004 adversely affected the sector’s profitability. The Company’s nature as an oil producer allowed it to partially mitigate the distortive effect of the government’s actions. In terms of supply, in October 2006, the Secretary of Domestic Trade issued Resolution No.25 under which refining companies are obliged to cover the total market demand for diesel oil with a minimum calculated on the basis of 2005’s demand plus an estimated market variation. To comply with this resolution, we had to import 85 thousand cubic meters of diesel oil during the year. Considering the differential between import and retail prices and the impossibility of passing it through to consumers, imports of diesel oil have resulted in significant losses to refining companies. Specifically, in 2006 and 2005 we posted P$38 million and P$82 million losses in relation to import operations. In the future, and subject to the production capacity of our plants and the actual market growth, under Resolution No.25 we may be obliged to import diesel oil volumes, with the consequent adverse impact on the results of operations.
Refining Division
In Argentina, the Company has a total refining capacity of 80,800 barrels of oil per day: 50,300 from the San Lorenzo refinery and 30,500 from the Ricardo Eliçabe refinery.
San Lorenzo Refinery
The San Lorenzo Refinery, located in the Province of Santa Fé, is strategically located along the main distribution system. The refinery’s processing capacity is approximately 50,300 barrels of oil per day after an expansion in October 2006 from 37,700 barrels. The refinery has three atmospheric distillation units, two vacuum distillation units, a heavy diesel oil thermal cracking unit and an aircraft fuel production unit which produce the following products: premium, Podium and regular gasoline, jet fuel, diesel oil, fuel oil, kerosene, solvents, aromatics and asphalts. We are one of the few oil companies in Argentina that owns facilities for the production of asphalt products. This unique feature has enabled us to supply asphalt products for many of the most important road construction works in the country.
The Refinery has two fuel storage and dispatch plants located in the Provinces of Santa Fe and Buenos Aires, respectively. At our Dock Sud facilities, in the Province of Buenos Aires, crude oil is received, stored and dispatched. The Dock Sud facility has a total storage capacity of approximately 238,000 barrels of heavy products and 525,000 barrels of light products. Crude oil is received from the oil pipeline connecting Bahía Blanca with Dock Sud and is dispatched to tankers transporting the oil to the San Lorenzo refinery. In addition, the San Lorenzo refinery, located on the right bank of the Paraná River, with access from the so-called hydroway forming part of the Océano-Santa Fé trunk navigation route, has three docks for 250 meter-long vessels having 70,000 ton displacement. The refinery has a storage capacity for 817,000 barrels of heavy products and 312,000 barrels of light products. Ricardo Eliçabe Refinery
The Ricardo Eliçabe Refinery is located in Bahía Blanca, Province of Buenos Aires, in a strategic location for the reception of crude oil coming through an oil pipeline from the Neuquén Basin or other Argentine crude oils coming by sea from the Golfo San Jorge or Santa Cruz Sur basins or for imports from international markets. With a crude processing capacity of approximately 30,500 barrels per day, it manufactures a wide variety of products: regular gasoline (86 octanes), high-grade gasoline (95 octanes), and Podium gasoline (100 octanes), kerosene, diesel oil, fuel oil, asphalts and liquefied gases (propane and butane). As from February 2007, and as the San Lorenzo Refinery was producing Podium gasoline at full capacity, we started to produce this type of fuel at the Ricardo Eliçabe Refinery. In this way, we capitalize on the plant strategic location, supplying the South and Center of the country more efficiently and increasing the supply of this product.
This refinery also produces intermediate fuel oil mixes used as fuel in vessels, raw materials for solvents and varieties for the petrochemical industry. The refinery has a storage capacity of 420,000 barrels of heavy products and 230,000 barrels of light products.

Refining Master Plan
In line with our business strategy, we have designed and begun to implement the Refining Master Plan aimed at adjusting diesel oil and motor gasoline qualities to Argentine standards, increasing conversion to diesel oil and processing higher fractions of heavy crude oils.
The plan encompasses a significant number of works, which are expected to be completed by 2011. By that time, our own production of diesel oil is expected to have increased and our fuels are expected to have met the most stringent standards in terms of sulfur content in diesel oil and sulfur, benzene and aromatics content in gasoline.
Works will allow for increasing total crude oil processing capacity to approximately 83,600 barrels of oil per day. The San Lorenzo Refinery capacity has already increased in 2006 from 37,700 barrels per day to 50,300 barrels per day. The Ricardo Pedro Eliçabe Refinery in Bahía Blanca, in turn, will increase its production capacity from 30,500 barrels per day to 33,300 barrels per day. Works to be performed include revamping of the primary distillation and vacuum units.
Distribution division
As of December 31, 2006 we had a commercial network of gas stations, wholesale customers and final consumers to deliver products and services to a number of regions in Argentina.
We have a network of 719 gas stations, located all around the country. We have pursued a business strategy involving the development and growth of Petrobras’ image across gas stations from our former SL and Eg3 brands. Throughout 2006, 41 retail outlets were rebranded to Petrobras, making for a total of 492 gas stations under the Petrobras brand as of December 31. As a result, 68% of retail outlets already operate under the Petrobras brand. In addition, we also have 41 agro-centers (outlets designed to meet the needs of the agricultural sector), of which 38 are identified under Petrobras brand. The rebranding of gas stations and agro-centers to the Petrobras brand is aimed at strengthening the positive attributes associated with our brand. Petrobras has built an excellent image for Petrobras brands, products and services in Argentina, currently competing with the image of the leading companies in the country.
Petrobras Energía’s points of sale (gas stations) in Argentina were as follows:

As of December 31, 2006
Owned (1)	144
Franchised (2)	575

Total	719

(1)	Owned or controlled by Petrobras Energía under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.

(2)
The term “franchised” is used to refer to gas stations owned by third parties with which Petrobras Energía has signed a franchise agreement that provides Petrobras Energía with the right (i) to become the gas stations’ exclusive supplier and (ii) to brand the gas station with its corporate image. Current laws establish that the duration of contracts with gas stations should be 5 years for existing stations, and 8 years for new constructions.

Petrobras Energía sells fuels to the public in Argentina under the Petrobras, Eg3, and San Lorenzo brand names with the following distribution at December 31, 2006:

Gas Stations

Petrobras	492
Eg3	190
San Lorenzo	37

Total Gas Stations	719

We are developing convenience stores, named Spacio 1, throughout our gas station network. In this first stage, we are opening convenience stores exclusively in gas stations owned by us. The Company currently has 20 Spacio 1 convenience stores.
As part of our marketing strategy to offer products and services of high quality and technology to the Argentine market, in mid 2004 we launched Podium, Petrobras Energía’s premium gasoline and the first 100-octane gasoline in the Argentine market. With Podium, our share in the premium gasoline market increased from 5.3% in 2003 to 9.2% in 2006. Podium gasoline sales increased 58.1% during 2006.
In November 2006, Petrobras Energía launched Premmia, a brand loyalty program in Rosario (Santa Fe) for final consumers of liquid fuels and lubricants. The program involves the accumulation of points resulting from the purchase of fuels and lubricants that can be later exchanged for a reward or benefit. In addition, instant rewards and benefits are also granted by means of the Premmia checks. The program aims at generating a database with accurate and true information on customers, strengthening the relationship with them, retaining the most profitable ones and optimizing marketing actions. In the short term, the Strategic Plan aims at implementing this program throughout the country.
As of December 31, 2006, our share in the gasoline market was 14.6% and 13.6% in the diesel oil market.
Domestic market share of gasoline and diesel oil reached 13.8%, propelled us into the third place in the market.
The Distribution business is also significantly focused on lubricants. In recent years, we aimed at consolidating the Lubrax brand in the Argentine market through the development of exclusive lubricant customers, the leverage of combined sales with liquid fuels, promotions at retail outlets and mass media communication involving the brand. As a result, Lubrax sales hit a new record in 2006 with sales volumes amounting to 32,611 cubic meters in the Argentine market. This figure accounts for a 28.7% growth compared to 2005, while the market recorded only a 2.6% increase. Thus, our share in the lubricant market was 11.1%.
We also sell petroleum products to the industry, construction and marine markets. Products sold in these markets include marine fuels and lubricants, asphalts, and other products that are beyond governmental price stabilization policies. Our strategy is to consolidate our presence within these markets in order to maximize profits and increase the value generated to the Company.
In Argentina, with a market share of 47.9%, we are a leading company in the bunkering segment (production and supply of marine fuels and lubricants).
With respect to the road asphalt market, our sales volumes were 2.2% lower compared to 2005, mainly as a result of the revamping of San Lorenzo Refinery which limited product availability. In Argentina we rank second in the asphalt market. In addition, we have a leading position in the asphalt markets in Bolivia and Paraguay.
The following table shows production and sales for our consolidated Refining and Distribution business segment for fiscal years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,
	2006	2005	2004
Production (thousands of tons):
Virgin naphtha	737	810	742
Diesel oil	1,282	1,226	1,220
Other products	1,229	1,156	1,203

Sales:
Aromatics (thousands of tons)	30	46	37
Benzene (thousands of tons)	51	58	54
Gasoline (thousands of m3)	837	715	689
Diesel oil (thousands of m3)	1,767	1,741	1,787
Other medium distillates (thousands of m3)	15	13	15
Asphalts (thousands of tons)	184	188	153
Reformer plant products (thousands of tons)	118	135	93
Other heavy products (thousands of tons)	819	686	674
Paraffins (thousands of tons)	163	163	193

Sales (in millions of pesos):
Argentina	3,361	2,991	2,594
Outside of Argentina	1,170	865	765

Total	4,531	3,856	3,359

During 2006, 2005 and 2004 the Company processed, respectively, an average of 63,100, 62,900 and 63,100 barrels per day through our two refineries.
Refinor
We have a 28.5% interest in Refinería del Norte S.A. (“Refinor”). Refinor’s other shareholders are Repsol-YPF (50%) and Pluspetrol S.A. (21.5%). Refinor is engaged in crude refining, gas production, product transportation, marketing and sales.
Refinor owns the only refinery in the northern region of Argentina, which is located in Campo Duran, Province of Salta. Refinor’s refining capacity is approximately 26,400 barrels of oil per day and its natural gas processing capacity is 19.5 million cubic meters per day.
Refinor has the following processing plants: an atmospheric distillation unit (Topping), a vacuum distillation unit, a gasoline hydrotreatment unit, a catalytic reformer plant, two LPG turboexpander and fractioning plants in addition to a plant for the production of auxiliary services (industrial water, steam, electricity, air) used in the different processing plants.
The Campo Durán Refinery receives crude oil/condensate and natural gas from the northwestern basin and from Bolivia. These operations are conducted through two oil pipelines and three gas pipelines.
In addition, Refinor operates a 1,100 km long poliduct running from Campo Durán (Salta) to Montecristo (Province of Córdoba) for the distribution of its products. Along the pipeline, the Banda Río Salí (Tucumán), Güemes (Salta) and Leales (Tucumán) dispatch plants are supplied. This poliduct is the most important distribution means of all liquids generated in the Noroeste basin in the Republic of Argentina and transports diesel oil, gasoline for petrochemical use, gasoline for automotive use, kerosene, butane and propane.
Throughout 2006, the refinery processed all the crude oil and condensate of the Argentine northwestern basin. However, the supply of condensate from Bolivia was irregular as from May and lower than expected as a result of the hydrocarbon nationalization policy implemented in the neighboring country. Nevertheless, crude oil volumes processed during the year averaged 17.1 Mbbl/day accounting for a 65% use of the processing installed capacity at the Topping unit. Sales of fuels produced from crude oil amounted to 9,565 bbl/day in the domestic market and 11,456 bbl/day in the foreign market, of which 86% were attributable to virgin naphtha.

Regarding LPG production at the Turboexpander plants, during 2006 Refinor recorded a monthly average of 29.5 thousand tons, setting a historical record for us and increasing sales of this product to 354.2 thousand tons per year.
As of December 31, 2006, Refinor has a commercial network of 75 gas stations (14 operated by Refinor) located in the Provinces of Salta, Tucumán, Jujuy, Córdoba, Santiago del Estero, La Rioja, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line: Refinor 97 (97 octanes), High grade (95 octanes), Regular (85 octanes) and Eco Diesel.
In 2006 we maintained our interest of approximately 23% and 21% in the motor gasoline and diesel oil markets, respectively, in the northwestern region of Argentina. Considering the size of its gas station network, Refinor continues to be the oil company with the second highest number of retail outlets and sales volumes in the northwestern region of Argentina.
The following table sets forth Refinor’s production and sales for fiscal years ended December 31, 2006, 2005 and 2004:

	Year ended December 31,
	2006	2005	2004
Production:
Gasoline (thousands of m3)	93	102	101
Virgin naphtha (thousands of m3)	420	441	387
Diesel oil (thousands of m3)	331	358	354
Natural gasoline (thousands of m3)	130	121	132
Propane/butane (thousands of tons)	357	357	363
Other products (thousands of m3)	127	138	158
Sales:
Gasoline (thousands of m3)	95	106	109
Virgin naphtha (thousands of m3)	573	573	529
Diesel oil (thousands of m3)	450	505	406
Propane/butane (thousands of tons)	354	352	354
Other products (thousands of m3)	101	111	81
Sales (in millions of pesos):
Argentina	731	696	557
Outside of Argentina	785	733	533

Total	1,516	1,429	1,090

Petrobras Bolivia Refinación (PBR)
The Company has a 49% interest in PBR. Petrobras is our strategic partner, with a 51% interest.
PBR owns two refineries located in Cochabamba and Santa Cruz de la Sierra, Bolivia, with an estimated maximum production capacity of 60,000 barrels of oil per day, accounting for 92% of Bolivia’s total refining capacity. During 2006, PBR processed levels of crude oil averaging 39,900 barrels per day. During 2005 and 2004, crude oil processed averaged 39,800 and 37,460 barrels per day, respectively.
In May 2006, the Bolivian government issued Supreme Decree N° 28,701, which provides, among other things, that the Bolivian government shall recover full participation in the entire oil and gas production chain, and for this purpose provides for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one of the shares in a number of companies, including PBR. We are currently in the process of evaluating the effects of the recently announced measures on our operations. The implementation of these measures requires a number of steps that have not yet been fully defined, including a comprehensive restructuring of YPFB. Until April 2006, the refinery, through its subsidiary Petrobras Bolivia Distribución, increased the market share in the domestic market to almost 34%. Thereafter, and pursuant to new government regulations, YPFB (Yacimientos Petrolíferos Fiscales Bolivianos) became the only wholesaler in the market.

The following table sets forth PBR’s sales and production for fiscal years ended December 31, 2006, 2005 and 2004:

	Year ended December 31,
	2006	2005	2004
Production:
Gasoline (thousands of m3)	612	600	618
Diesel oil (thousands of m3)	668	669	660
Propane/butane (thousands of tons)	76	76	69
Reconstituted Oil (thousands of tons)	574	565	467
Other products (thousands of m3)	216	398	360

Sales:
Gasoline (thousands of m3)	601	552	606
Diesel oil (thousands of m3)	648	655	666
Propane/butane (thousands of tons)	76	80	71
Reconstituted Oil (thousands of m3)	616	427	379
Other products (thousands of m3)	272	386	280
Sales (in millions of pesos):
Bolivia	1,974	1,812	1,886
Outside of Bolivia	705	535	674

Total	2,679	2,347	2,560

Competition
We compete in Argentina principally with Repsol-YPF S.A., Shell CAPSA and Esso S.A., with shares in the motor gasoline and diesel oil domestic market of approximately 54.7%, 14.3% and 12.4%, respectively.
PETROCHEMICALS
The Petrochemicals business is a key component in our strategy to vertically integrating our operations. Our goal in the petrochemical business is to consolidate our regional leadership by:
Maximizing the use of our own petrochemical raw materials.
Capitalizing on current conditions in the styrenics market by expanding its regional demand and particularly supporting, in the local market, the growth currently experienced by customers.
Consolidating the fertilizer business, which uses natural gas and, therefore, adds value to the business.
Our petrochemical operations are performed in Argentina and Brazil. We produce a wide array of products, such as styrene, polystyrene, synthetic rubber, fertilizers and polypropylene, both for the domestic and export markets.
Through Innova, a wholly owned subsidiary in Brazil, and our operations in Argentina, we have the region’s largest installed capacity to produce styrene and polystyrene, and can provide services to clients in both Brazil and Argentina. We also have a 40% interest in Petroquímica Cuyo S.A (“Cuyo”), a producer and marketer of polypropylene.

Argentine operations
Argentine styrenics division
In Argentina, we are the only producer of styrene, polystyrene and elastomers and the only integrated producer of products from oil and natural gas to plastics. As part of our efforts to integrate our operations, we use a substantial amount of styrene for the production of polystyrene and synthetic rubber.
The styrenics division has the following plants:
A styrene and synthetic rubber plant at Puerto General San Martín, Province of Santa Fé, with a production capacity of 160,000 tons of styrene per year and 57,000 tons of synthetic rubber per year. In 2006 the plant capacity was expanded from 110,000 to 160,000 tons per year. This expansion allows us to consolidate our leadership and support the growth of markets in the region.
A polystyrene plant located at Zárate, Province of Buenos Aires, with a production capacity of 66,000 tons of polystyrene per year and 14,000 tons of bioriented polystyrene (“Bops”), per year. This state-of-the-art plant of Bops is the only one of its type in South America.
An ethylene plant located in San Lorenzo, with a production capacity of 20,000 tons per year. It is located along the Paraná river coast, near our San Lorenzo refinery, which provides the oil feedstock necessary for operation, and the Puerto General San Martín petrochemical complex, which uses ethylene as raw material for the production of ethylbenzene and ultimately styrene. This ethylene plant, which was acquired in 2004, has allowed us to expand our business value chain and our product offering, resulting in an increase in our share of the plastic raw material market. As part of the integration of our business, it has allowed us to increase production capacity at the Puerto General San Martín ethylbenzene plant from 116,000 to 180,000 tons per year.
With a view to capitalizing on the business opportunities offered by a rapidly expanding regional market for synthetic rubber, particularly due to the growth in the tire industry, and by good margins in the international market due to limited supply, we made capital expenditures that will enable us to expand our production capacity for synthetic rubber to 59,000 tons per year by 2007.
As of December 31, 2006, our estimated share in the Argentine market was:
•	Styrene — 100%

•	Styrene butadiene rubber (“SBR”) — 97%.
In addition, we are market leaders in the Argentine polystyrene market, with an 82.4% market share.
Exports are a significant part of our business. In 2006, we exported 35%, 52% and 24% of our total sales volumes of styrene, rubber and polystyrene, respectively. Exports were primarily to Mercosur member countries and Chile. In 2006, we exported 10.5 tons of bioriented polystyrene, primarily to Europe, the United States and South America.
Fertilizers division
We are pioneers in the production and distribution of fertilizers in Argentina. We supply approximately 22% of the market with a wide array of specific solutions and are the only producer of liquid fertilizers in Argentina.
The fertilizers division has an industrial complex at Campana, Province of Buenos Aires, with a production capacity of 200,000 tons per year of urea and 560,000 tons per year of liquid fertilizers.
Liquid fertilizers storage capacity totals 75,000 tons, which, together with automatic loading and mixing facilities, allow us to manage the growth in liquid fertilizer production.

In line with the strategy associated with liquid fertilizers, in November 2006, a new Plant for the production of potassium thiosulphate became operational at the Campana complex. Production of liquid potassium offers several competitive advantages: it results in strong cost synergies in connection with the production of ammonium thiosulphate, improves the liquid fertilizer technological portfolio devoted to regional intensive crops and also opens up prospects for the production of water treatment industrial components.
We have 600 customers throughout Argentina. Of these, 130 are distributors with their own storage facility centers, complementing our warehouses and assistance centers in twelve different strategically - located agronomic regions.
The following table sets forth production and sales by major product for both the styrenics and fertilizers divisions for fiscal years ended December 31, 2006, 2005 and 2004:

	Year ended December 31,
	2006	2005	2004
Production (thousands of tons):
Styrene (1)	95	107	111
Synthetic rubber (2)	53	55	58
Urea	54	169	188
UAN and other liquid fertilizers	492	261	248
Polystyrene	57	58	62
Bops	13	13	12
Sales (thousand of tons):
Styrene (1)	100	89	52
Synthetic rubber (2)	56	53	60
Fertilizers	747	676	713
Polystyrene and Bops	72	65	63
Propylene	23	23	20

Sales (in millons of pesos):
Argentina Sales	1,084	963	873
Outside of Argentina	500	413	270

Total Argentina	1,584	1,376	1,143

(1)	Including ethylbenzene.

(2)	Including SBR, NBR and butadiene.
Petroquímica Cuyo (Cuyo)
Cuyo is primarily involved in the production and marketing of polypropylene. Admire Trading Company and Petrobras Energía S.A. are Cuyo’s main shareholders, with a 50.5% and a 40% interest, respectively. Cuyo’s industrial plant, located at Luján de Cuyo, Province of Mendoza, has a production capacity of approximately 120,000 tons per year. During 2006, works related to the installation and start-up of the third extrusion line were completed and resulted in an increase in production volumes of approximately 20%. The quality and specialization of its products have enabled Cuyo to access international markets and export to several countries, especially to Mercosur member countries and Chile.
Approximately 82% of the propylene feedstock required for Cuyo’s operations is supplied by Repsol-YPF from its Luján de Cuyo refinery under a long-term contract scheduled to expire in 2014. In addition, in 2005 Cuyo signed an agreement with us, scheduled to expire in 2015, for the supply of 22,000 tons of propylene per year. In addition, on December 1, 2006, Cuyo signed another contract with us, for a term of two years, for the supply of an additional 5,000 tons of propylene per year.
Cuyo is a licensee of Novolen Technology Holdings (NTH), a company belonging to the ABB Lummus Group, engaged in the licensing and technical assistance related to polypropylene manufacturing technology. In addition, Cuyo and NTH maintain a Joint Development Agreement (JDA), enabling Cuyo to be a leading company in product applications and to serve the market with world-class products.

The following table sets forth Cuyo’s production and sales for fiscal years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,
	2006	2005	2004
Production (thousands of tons)	97.0	85.6	88.7
Sales (in millions of pesos)	470	337	293
Brazilian Operations
Our petrochemical operations in Brazil are conducted through Innova, our wholly owned subsidiary.
Innova has the first integrated complex in Latin America for the production of ethylbenzene, styrene and polystyrene. It is located at Triunfo Petrochemical Pole, Rio Grande do Sul, in the south of Brazil. The styrene plant has a production capacity of 250,000 tons per year and the polystyrene plant has a production capacity of 135,000 tons per year. Copesul, a Brazilian company, supplies the benzene and ethylene feedstock necessary for the production of styrene pursuant to a long-term contract.
The polystyrene plant uses approximately 127,000 tons of styrene as feedstock to produce two grades of polystyrene (Crystal and High Impact). The remaining styrene is sold mainly in the Brazilian market for the production of synthetic rubber, expanded polystyrene, polyester and acrylic resins.
Innova is the leading styrene and polystyrene producer and supplier in Brazil with a combined market share of approximately 38%.
In maintaining its leading position in the region, in an increasingly competitive regional market, the Company approved the construction of a new ethylbenzene plant at Innova, with investments in an amount of approximately U.S.$70 million. The plant will have a potential production capacity of 540,000 tons per year. At the start of production, scheduled for May 2008, the plant is expected to operate at 50% of this capacity (270,000 tons per year) in order to supply feedstock to the current styrene plant. The plant’s state-of-the-art technology and its location on the same styrene plant site will allow for reduced costs.

The following table sets forth Innova’s styrene and polystyrene production and sales for fiscal years ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
Production (in thousands of tons):
Styrene	234	205	202
Polystyrene	113	95	105
Sales (in thousands of tons):
Styrene	136	118	101
Polystyrene	114	95	103
Other	94	53	58
Sales (in millions of pesos):
Brazil	1,007	856	720
Outside of Brazil	207	116	53

Total sales	1,214	972	773

Competition
The petrochemical market in which we compete is highly cyclical, and world market conditions have a strong impact on results in these operations We are the only producer of styrene, polystyrene and elastomers in Argentina, but compete with other foreign producers, especially those in Brazil. In the fertilizers market, we compete with Profertil S.A., a local urea and ammonia producer with a production capacity of one million tons per year and other companies who import and mix fertilizers such as Cargill, Nidera and Yara. Profertil is owned by Repsol - YPF and Agrium S.A. In the polypropylene business, Petroken S.A is Cuyo’s main competitor, with a production capacity of 180,000 tons per year.
In Brazil, we mainly compete with Dow Chemical, Basf and Videolar, the latter being the leading player in the polystyrene market, with significant tax benefits in the Trade Free Zone of Manaus. Videolar only produces polystyrene, with an annual capacity of 120,000 tons. Dow and Basf each have a polystyrene production capacity of 190,000 tons per year and a styrene production capacity of 160,000 and 120,000 tons per year, respectively.
GAS AND ENERGY
The Gas and Energy segment serves to link the Company’s energy businesses. As part of this segment, we provide oil and gas and liquefied petroleum gas (LPG) brokerage and trading services. In addition, through our stake in Transportadora de Gas del Sur S.A. or TGS, we are engaged in the transportation of gas in the south of Argentina and in the processing and marketing of natural gas liquids. In the electricity business, we are engaged in all the industry segments: generation, transmission and distribution, and have emerged as a major player in the Argentine electricity market.
In the Gas and Energy segment our main business objectives are:
Growing profitably in the gas business.
Growing profitably in the LPG business by increasing sales in retail markets.
Growing profitably in the electricity market.
Gas
Marketing
We provide oil, gas and LPG brokerage and trading services in order to expand our production opportunities. This business segment enables us to position ourselves as a leading commercial service provider because we assist clients not only in sales but also in logistics, foreign trade and market knowledge.

During 2006, sales volumes in Argentina for gas produced by us and imported gas totaled 267.8 million cubic feet per day. We sold 157.3 million cubic feet per day in the gas brokerage service. LPG sales volumes totaled 181.6 thousand tons, while in the LPG brokerage service, we sold 73.4 thousand tons.
During 2006, the start of LPG sales in bulk, directly to final users, was a major event. The first step was the installation of tanks on more than 25 customers’ premises, mainly for chicken breeding facilities and grain dryers. Sales volumes of LPG in bulk amounted to 486 tons.
Gas Transportation – TGS
Our interest in TGS and Corporate Developments
We hold indirectly a 27.65% interest in TGS. TGS’s controlling shareholder is CIESA, which as of the date of this Annual Report holds approximately 55.3% of TGS’s capital stock. The remaining 44.7% of TGS’s capital stock is publicly held. TGS’s shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange. As of the date of this Annual Report, the common stock of CIESA is owned 50% by Petrobras Energía (directly and indirectly through its subsidiary Petrobras Hispano Argentina S.A.), 40% by an Argentine affiliate of ABN AMRO BANK N.V Trust (the “Trust”), and the remaining 10% by a subsidiary of Enron Corp. The current ownership of CIESA’s and TGS’s common stock is the result of the implementation of the first stage of the Master Settlement Agreement and the Mutual Release Agreement, signed by Petrobras Energía and certain Enron subsidiaries on April 16, 2004 (the “Master Settlement Agreement”), in connection with the restructuring of CIESA’s indebtedness.
CIESA’s Board of Directors is composed of three of our representatives, two representatives of the Trust and one Enron representative. TGS’ Board of Directors is composed of nine members, six of them are CIESA’s representatives (three of whom are our representatives, two are representatives of the Trust and one is an Enron representative), and three independent Directors, which must be unanimously approved by all the shareholders of CIESA. Pursuant to a Shareholders’ Agreement entered into on August 29, 2005 (the “Shareholders’ Agreement”), by Enron, the Trust and us, we have the right to appoint the chairman of the Board of Directors of both TGS and CIESA and the chief executive officer of TGS.
Due to the abrupt changes subsequent to the enactment of the Public Emergency Law in Argentina, CIESA and TGS both defaulted on their debt. CIESA failed to repay corporate notes having a principal amount of U.S.$220 million and derivative instruments of approximately U.S.$2 million in value. CIESA’s shareholders, including us, have not assumed any financial obligations to assist CIESA.
In 2004, TGS successfully restructured substantially all of its debt (U.S.$1,019 million), pursuant to a proposal accepted by almost all of its creditors.
Regarding CIESA’s debt restructuring, in July 2005, ENARGAS approved the implementation of the first stage of the transactions contemplated by the Master Settlement Agreement, and as a result, on August 29, 2005, (a) Enron transferred 40% of CIESA’s shares to a newly created trust, the Trust and (b) Petrobras Energía and its subsidiary, Petrobras Hispano Argentina, transferred class “B” common shares of TGS, representing 7.35% of TGS’s capital stock, to subsidiaries of Enron, which in turn were subsequently sold to third parties.
On September 7, 2005, CIESA, its current shareholders and creditors entered into a Restructuring Agreement, which provides for the implementation of the second phase of the transactions contemplated by the Master Settlement Agreement. As a first step, CIESA refinanced approximately U.S.$23 million of its debt. As a second step, which will be completed after and subject to approval by the CNV, ENARGAS and the Argentine antitrust authorities (Comisión Nacional de Defensa de la Competencia), Ciesa will deliver about 4.3% of the Class B Shares of common stock held in TGS to CIESA’s financial creditors as a partial debt repayment. The creditors will transfer the shares to Enron in exchange for the 10% remaining shares held by Enron in CIESA. In addition, creditors will contribute the balance of the outstanding debt subject to the restructuring to CIESA’s capital. Upon the implementation of this second step, we will own 50% of CIESA’s capital stock and the creditors will own the remaining 50%, and CIESA will own 51% of TGS’s common stock.

We provide services to TGS related to the operation and maintenance of the gas transportation system and related facilities and equipment to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards, pursuant to a Technical Assistance Agreement entered into by Enron Pipeline Company Argentina S.A. and TGS in 1992. This agreement was assigned to us on July 15, 2004, pursuant to the terms of the Master Settlement Agreement. For these services, TGS pays us an annual fee equal to the greater of (1) P$3 million and (2) 7% of the amount obtained after subtracting P$3 million from TGS’s net income before financial income (expense) and holding gains (losses) and income taxes. Effective on January 1, 2007, we have assigned 40% of this fee to CIESA’s creditors.
Business
TGS began operations in late 1992 as a part of the privatization of the Argentine energy sector. Currently, TGS is the leading gas transportation company in Argentina, delivering about 67% of total gas demand. TGS is also one of the leading natural gas liquids producers and traders, both in the domestic and international markets, and an important provider of midstream services, including business and financial structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation.
The following chart shows statistical information relating to TGS’s business segments for fiscal years ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
Regulated Segment:
Average firm committed capacity(1)	71.6	68.3	63.6
Average daily deliveries(1)	61.2	57.6	55.6
Annual load factor(2)	86%	84%	87%
Unregulated Segment:
Liquids total production(3)	1,036.4	882.5	969.0
Processing capacity at year end(1)	43.0	43.0	43.0

(1)	In millions of cubic meters per day.

(2)	Corresponds to the quotient of the average daily deliveries and the average firm contracted capacity.

(3)	In thousands of tons.
Regulated Energy Segment
Within the regulated energy segment, TGS is the gas transportation licensee in the south of Argentina and is the largest transporter of natural gas in Argentina and all Latin America. TGS’ pipeline system connects Argentina’s southern and western gas reserves with the main consumption centers in those regions, including Greater Buenos Aires. TGS has an exclusive license for the use of the southern gas transportation system, which is due to expire in 2027 with an option to extend for ten additional years if certain conditions are fulfilled.
TGS transports gas through more than 7,900 km of pipelines, of which almost 7,500 km belong to TGS, with a current firm contracted capacity, as of December 31, 2006, of 71.6 million cubic meters per day. Pursuant to these contracts, the capacity is reserved and paid for irrespective of the actual use by the customer. Almost all capacity of the gas transportation pipelines in Argentina is currently apportioned among gas distribution companies, large industrial customers and gas-fired power plants under firm long-term contracts. The total average life of its firm transportation contracts is approximately eight years. In addition, TGS provides interruptible transportation services under which gas transportation is dependent on the availability of capacity.
Transportation services begin with the receipt of gas owned by a shipper (e.g., distribution companies, producers, marketers or large users) at one or more reception points. It is then transported and delivered to delivery points along the system. The total service area includes approximately 4.9 million end users, approximately 3.4 million of which are in Greater Buenos Aires. Direct services to residential, commercial, industrial users and electric power plants are mainly rendered by four gas distribution companies, which are connected to the TGS system: Metrogas S.A., Gas Natural Ban S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. Some important industries and electric power plants are also located within TGS’s operational area.

TGS has made significant investments in its business since the privatization. As a result, approximately 833 km of gas pipelines have been laid in addition to the existing pipelines, compression power has been increased from 429,030 HP in 1992 to 579,090 HP in 2006 and transportation capacity has been increased from 42.9 million cubic meters per day to 71.7 million cubic meters per day by the end of 2006.
As a consequence of the enactment of the Public Emergency Law, which pesified and froze tariffs, revenues from the regulated segment have significantly decreased. In 2006, the gas transportation segment accounted for 38% of TGS’s total revenues compared to 43%, 44% and 47% in 2005, 2004 and 2003, respectively, and approximately 80% since the start of the service until 2001.
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
In June 2004, TGS submitted to the Secretary of Energy a project for the expansion of transportation capacity of the San Martín pipeline by approximately 2.9 million cubic meters per day. This project involved the construction of approximately 509 km of pipeline and an increase in compression capacity of 30,000 HP, through the construction of a new compressor plant and the revamping of some existing units. The project was completed in August 2005. In its role as project manager, TGS rendered engineering, project management and control, procurement and administrative services. TGS is responsible for the operation and maintenance of the new pipelines, which are owned by the Trust Fund.
In April 2006, the Ministry of Federal Planning and Public Service, the Secretary of Energy and gas transporters, among others, signed a letter of intent to carry out the second expansion of the gas pipeline system.
In December 2006, TGS entered into an agreement under which TGS will manage the expansion of its pipeline system to an incremental capacity of 7.0MMm3/d, starting in 2007. The works will involve the installation of 705km of loops in different sections of the San Martín and Neuba II gas pipelines, the construction of a new compressor plant and the upgrading of existing plants, which will increase compression capacity by 146,500 HP. Ownership of the new assets will belong to a financial trust relating to construction work.
Renegotiation process
TGS is still engaged in discussions with UNIREN regarding the renegotiation of its tariffs. As a result, and despite of contracted capacity increases, the profitability of the regulated business has not yet been restored.
After several proposals aimed at adjusting TGS’s license contractual terms, which were rejected by TGS considering that they did not reflect preliminary agreements, in 2005, UNIREN proposed a 10% tariff increase and an overall tariff review effective in 2006. This proposal requires that TGS and its shareholders waive any future claim against the Argentine government resulting from the Public Emergency Law and/or the failure to adjust tariffs during 2000 and 2001 based on the United States Industrial Goods Producer Price Index. TGS responded by rejecting the initial 10% increase as insufficient, and jointly with CIESA and Petrobras Energía agreed not to pursue any such claims if the parties reach a reasonably satisfactory agreement on tariff adjustments. Currently, the tariff renegotiation process is delayed by, among other issues, the refusal by Ponderosa Assets L.P. to abandon a claim jointly initiated with Enron Corp. against the Republic of Argentina before the International Centre for the Settlement of Investment Disputes (“ICSID”). Ponderosa has stated that it will only consider the abandonment of this claim if Ponderosa is fairly compensated. During 2006, UNIREN made two proposals to TGS under terms identical to those previously stated.

Non-regulated Businesses
In addition to the regulated segment of natural gas transportation, TGS is also one of the leading processors of natural gas and one of the largest traders of natural gas liquids (NGL). NGL production and distribution involves the extraction of ethane, propane, butane, and natural gasoline from the gas flow that arrives to the General Cerri Complex, located near Bahía Blanca, in the Province of Buenos Aires, which is connected to TGS’s main pipelines. TGS has two gas processing plants at the General Cerri Complex: (1) an ethane, propane, butane and natural gasoline turbo expander separating plant and (2) an absorption plant which extracts propane, butane and gasoline from the gas transported through the TGS pipeline system, with a gas processing capacity of 43 million cubic meters per day and a storage capacity of 54,840 tons. After extraction, TGS sells these products in the domestic and international market. TGS also stores and ships the products at facilities located in Puerto Galván. These activities are not regulated by ENARGAS.
NGL production and distribution net revenues accounted for approximately 55%, 51% and 51% of TGS’s net revenues in 2006, 2005 and 2004, respectively. TGS’s operations are benefited by a significant increase in market price for exports of propane, butane and natural gasoline. NGL production in 2006, 2005 and 2004 totaled 1,036 thousands of tons, 886,000 tons and 969,000 tons, respectively.
The increase in production in 2006 resulted from firm gas purchase agreements and other actions. This production level allowed us to comply with the commitments contemplated under the regulations in force relating to the supply of propane and butane to the domestic market provided for in the agreements with the Secretary of Energy, as well as to direct a significant volume for exports.
TGS sells it NGL production to brokers and refineries in the local market and part of the production is exported to Petrobras International Finance Company, or PIFCo, a subsidiary of Petrobras, at current international market prices. During 2006, the agreements entered into with PIFCo for the sale of natural gasoline and propane and butane were renewed for a three-year term. One hundred percent of TGS’s ethane is sold in the domestic market to PBB-Polisur S.A. at prices agreed between the parties.
Midstream services
Through the provision of midstream services, TGS provides integral solutions for natural gas treatment at the wellhead, including conditioning, gathering and gas compression services. These services also include those related to the construction, operation and maintenance of gas pipelines and treatment plants provided by TGS or its related companies.
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
On a day-to-day basis, TGS competes, to a limited extent, with Transportadora de Gas del Norte S.A. for interruptible transportation services and for new firm transportation services made available as a result of expansion projects from the Neuquén basin to the Greater Buenos Aires area. Interruptible transportation services accounted for only 7% of TGS’s regulated net revenues for 2006. The relative volumes of such services will depend mainly upon the specific arrangements between buyers and sellers of gas in such areas, the perceived quality of services offered by the competing companies, and the applicable rate for each company.
With respect to natural gas liquids processing activities, TGS competes with Compañía MEGA S.A., which owns a gas processing plant at the Neuquén basin and has a processing capacity of approximately 36 million cubic meters per day. Our controlling company, Petrobras, has a 34% interest in Compañía MEGA S.A.

Electricity
Electricity generation allows us to accelerate the monetization of gas reserves. Integration in the business chain provides us with new growth opportunities, adding value through the sale of power and energy services to end users, as well as, through the development of cutting edge technology.
We conduct electricity generation activities through Genelba Power Plant in the Province of Buenos Aires and the Pichi Picún Leufú Hydroelectric Complex, or HPPL, in the Comahue region, on the Limay River, Province of Neuquén.
We are engaged in the transmission business through our interests in Transener (through Citelec), currently undergoing a divestment process, Enecor S.A. and Yacylec S.A. and in electricity distribution business through our interest in Edesur (through Distrilec).
The changes resulting from the enactment of the Public Emergency Law adversely impacted the economic and financial balance of the electricity business in Argentina. In particular, the devaluation of the peso and the subsequent inflation, within a context of fixed revenues from utility companies as a consequence of the pesification of rates, affected the financial position and results of operations of the electricity utility companies and significantly hindered their ability to comply with their financial obligations.
The Argentine Electricity Market
In Argentina, in the early 1990s, within the state-reform general framework, the Argentine government carried out a thorough restructuring of the electricity sector, transforming it into a more decentralized system with greater private sector participation. Up to then, the electricity system was characterized by the inability to meet short- and long-term demand and low service quality, all within a framework of a limited capacity on the part of the state to make necessary investments. Over the last ten years, electricity demand in Argentina has strongly increased at an average rate of 5.8%, exceeding the growth in gross domestic product for the same period. In 2006, electricity demand grew approximately 5.5% to 97,510 GWh from 87,779 GWh in 2005, mainly as result of increased industrial and residential consumption. Total electricity generation including imports and exports totaled 104,343 GWh (51.5% attributable to thermoelectric plants, 40.6% to hydroelectric plants, 6.9% to nuclear plants and 1.1% to imports).
As of December 2006, installed generation capacity reached 24,080 MW, accounting for a growth of approximately 70% from privatization of electricity services.
Electricity Generation
Following the Public Emergency Law, the Argentine government implemented the pesification of U.S. dollar-denominated prices in the wholesale electricity market and set a price cap for the gas used to supply electricity generation. This had an impact on the determination of prices for the energy sold in the spot market and led generation companies to fix prices based on the price for natural gas, regardless of the fuel used in generation activities. This regulatory change caused a deviation from the marginal cost system which had been previously implemented.
As a result of the Argentine government’s measures, electricity prices have failed to reflect total generation costs adequately. This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit, which in turn prevented Compañía Administradora del Mercado Eléctrico S.A., or CAMMESA, from settling accounts with market agents. In an effort to reduce the Stabilization Fund deficit, the Argentine government first made successive contributions to the fund and subsequently reinstated seasonal adjustments for certain periods, recognizing some increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices. However, these actions have not been enough to restore the Stabilization Fund.

In order to replenish the Stabilization Fund, the Secretary of Energy created an investment fund called “Fund for Investments Necessary to Increase Supply of Electric Power in the Wholesale Electricity Market” (FONINVEMEM). This fund encouraged WEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina. The Secretary of Energy invited WEM agents to participate in these investments by contributing outstanding credits balances against CAMMESA resulting from the spread between sale prices and generation variable costs, and determined that non-participating agents would only receive payment on any such credits as from the date on which the generators constructed with FONINVEMEM’s resources provide sufficient funds. We participated with 65% of the credit balances recorded for the 2004-2006 period with respect to this spread. Total credit balances contributed as of December 31, 2006 amounted to U.S.$41 million.
On October 17, 2005 and under the terms of Resolution No. 1,193 of the Secretary of Energy we, together with other WEM creditors, formally announced our decision to participate in the construction, operation and maintenance of two plants of at least 800 MW each. Open cycle operations are scheduled to start in 2008 first semester and closing of the combined cycle is scheduled by the beginning of 2009. Construction costs for both plants are estimated at approximately U.S.$1,080 million. Approximately 48% of this amount will be financed through contributions to the FONINVEMEM and the remaining balance through an additional demand charge.
Two trusts were created within CAMMESA’s sphere of responsibility for the purchase of equipment and the construction, operation and maintenance of the power plants. The funds corresponding to the FONINVEMEM and the specific charge will be deposited in the trusts. Purchase of the equipment, construction, operation and maintenance of each power plant will be the responsibility of Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., who will act on behalf of the respective trusts. These plants will be subject to a 10-year electric power supply agreement with CAMMESA for 80% of generated power, at a price covering all their costs and the payments to the FONINVEMEM. The companies may freely dispose of the remaining 20% of generated power. Upon expiration of the supply agreement, ownership of the assets under the trust will be transferred to the companies.
Petrobras Energía holds an interest of approximately 8% in both companies. The amount of funds to be contributed by all MEM creditors is initially estimated at U.S.$520 million, of which U.S.$41.3 million would be provided by Petrobras Energía. Petrobras Energía, as the other WEM creditors, will be reimbursed the amounts contributed, converted into U.S. dollars and adjusted at a rate of LIBOR plus 1% per year in 120 monthly installments out of the trust funds received during the life of the electric power supply agreement with CAMMESA.
In order to restore the regular operation of the WEM as a competitive market that provides sufficient supply, in December 2004, the Secretary of Energy committed to approving successive seasonal price increases to reach values covering at least total monomic costs by November 2006. However, this situation was not reflected in practice and price increases do not account for costs actually incurred in terms of generation. The Secretary of Energy was committed to pay for energy at the marginal price obtained in the spot market and to pay for power capacity at the U.S. dollar values that were in effect prior to the enactment of the Public Emergency Law, as soon as the market returns to normal conditions following the start of commercial operations of the new generation capacity derived from the FONINVEMEM.
Electricity Generation — Genelba and HPPL
Genelba Thermal Power Plant is a 660MW combined cycle gas-fired generating unit located at the central node in the Argentine electricity network, at Marcos Paz, about 50 km from the City of Buenos Aires. As part of our strategy to increase vertical integration, Genelba allows us to use approximately 2.8 million cubic meters per day of our own gas reserves.
Genelba, which commenced commercial operations in February 1999, has two gas-fired turbines that receive gas through an 8 km duct connected to the transportation system operated by TGS. The electricity produced at Genelba is distributed via the national grid through a connection to the Ezeiza transformer station (owned by Transener) located only 1 km away from Genelba.

The allocation of electricity dispatch to the wholesale electricity market, whether the electricity is produced under firm contracts or for the spot market, is subject to market rules based on the lowest variable cost of electricity generation. See “Regulation of our Businesses — Argentine Regulatory Framework — Electricity”. Since Genelba uses combined cycle technology for a natural gas-fired power plant, our short-run variable cost is expected to be lower than the cost of most other thermoelectric power plants, granting significant competitive advantages for Genelba. Therefore, CAMMESA is expected to dispatch Genelba’s generating capacity before that of most other thermoelectric plants.
The Genelba Power Plant stands out in the Argentine electricity market for its high reliability and efficiency. The Power Plant is recognized as one of the combined cycle electric power plant with highest availability.
In 2005, Genelba achieved certification to SA8000 Standard – A Social Accountability System – and Petrobras Energía thus became the first company in the Argentine energy sector and one of the three companies in the country to achieve this certification.
We were awarded a 30-year concession beginning in August 1999 for hydroelectric power generation at Pichi Picún Leufú Hydroelectric Complex. The complex has three generating units with an installed capacity of 285 MW. Units 1 and 2 began commercial operations during the third quarter of 1999, and Unit 3 started commercial operations in December 1999.
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
Genelba and HPPL, together, account for approximately 6.2% of the power generated in the Argentine electricity system. The joint operation of the generating units minimizes income volatility, capitalizing on the natural barriers existing among the different energy resources used for power generation.
In 2006, Genelba Thermoelectric Plant generated 5,005 GWh, and set a historical record since start up in 1997, with a reliability factor of 99.4% and an availability factor of 99%.
In addition, in 2006, HPPL generation, taking advantage of the high flow of Limay and Collón Curá Rivers, totaled 1,430 GWh, accounting for a 21.5% increase compared to 2005 and also setting a record since start up.
The following chart details energy generation and sales figures for Genelba and HPPL for fiscal years ended December 31, 2006, 2005 and 2004:

	Year ended December 31,
	2006	2005	2004
Power Generated (Gwh)	6,434	6,114	5,689
Power Sold (Gwh):
Forward market	2,300	1,255	1,437
Spot market	4,621	5,486	4,719

Total sales	6,921	6,741	6,156
Sales (in millions of pesos)	500	355	280

Electricity Transmission: Transener, Yacylec and Enecor
Transener
We currently own a 26.8% indirect interest in Transener. Transener is the leading power transmission company in Argentina. Transener is controlled by Citelec, who owns 52.65% of Transener’s capital stock. Citelec, in turn, is owned on a 50/50 basis by Petrobras Energía and Pampa Holding S.A. (which interest was previously owned by Dolphin Fund Management). We committed to divesting our aggregate equity interest in Citelec as required under the Argentine Antitrust Commission’s resolution approving the purchase of Petrobras Energía Participaciones majority stock by Petrobras. No time limit was set to effect this divestiture. Pursuant to Resolution No. 941, Petrobras Energía presented to the Argentine Secretary of Energy a plan to divest completely its equity interest in Citelec. In June 2006, the Board of Directors of Petrobras Energía accepted the terms of the binding offer submitted by Eton Park Capital Management for the acquisition of our 50% equity interest in Citelec and, as part of this offer, our 22.22% interest in Yacylec. The terms of the offer provided for the transfer of the shareholding in Citelec at a fixed price of U.S.$54 million, plus an earn out relating to the result of the comprehensive rate review determined for Transener and its controlled company Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (Transba). In August 2006, Petrobras Energía entered into a stock purchase agreement with EP Primrose Spain S.L. (a company controlled by Eton Park Capital Management) with respect to Eton Park’s offer. Under the terms of the stock purchase agreement and the terms of Petrobras Energía’s divestment commitment, the consummation of the transaction with Eton Park is subject to the approval by the pertinent regulatory agencies and authorities. On February 9, 2007, the Argentine Antitrust Commission issued a resolution rejecting the sale of Citelec shares to Eton Park Capital Management. In March 2007, Petrobras Energía received an offer from Energía Argentina S.A. (Enarsa) and Electroingeniería S.A. for the purchase of its shares in Citelec and Yacylec, proposing legal, economic and financial conditions identical to those previously agreed with Eton Park Capital Management. As a result of this offer, a letter of agreement was executed subject to approval by the Board of Directors of Petrobras Energía, Enarsa and Electroingeniería. The letter of agreement provides that the offer will be accepted if the rejection of EP Primrose Spain S.L.’s proposed transaction becomes final through administrative or legal proceedings or if the agreement entered into with EP Primrose Spain S.L. were terminated for failure to obtain all required governmental authorizations.
Under a 95-year concession, due to expire in 2088, Transener operates and maintains approximately 6,938 km of 500 Kv transmission lines and 568 of 220 kV transmission lines, and 31 substations. This network is the core of the power transmission system in Argentina.
Additionally, Transener was awarded an exclusive license for the rest of the term of the original concession to construct, maintain and operate the fourth line of the Comahue-Buenos Aires electricity transmission system, which began operations late in 1999 and consists of approximately 1,292 km of 500 kV transmission lines.
In July 1997, Transener was awarded the exclusive 95-year concession to operate Transba, which expires in 2091. Transba operates approximately 6,005 km of electricity transmission lines (most of them 132 Kv lines) and 83 substations.
Transener operates approximately 95% of the Argentine extra high voltage power transmission system. Transener and Transba jointly operate approximately 75% of the Argentine high-voltage power transmission system. We have agreed with Pampa (as assignee of Dolphin Fund Management) to jointly manage Transener and Transba and to share equally in the management fees received under a management agreement with Transener. In addition, shareholders have a right of first refusal in any transfer of Transener’s shares. Under the concession agreement with the government, certain shares of Transener are pledged as guarantee for the execution of obligations under such agreement.
The following chart details the evolution of Transener’s failure rate for fiscal years ended December 31, 2006, 2005 and 2004. The failure rate represents the service quality provided by the company to users. The maximum admissible failure rate under the concession contract is 2.50 failures per year per every 100 km.

	Year ended December 31,
	2006	2005	2004
Transener failure rate	0.44	0.33	0.49
Maintenance of this low failure rate resulted from operating improvements, acquisition of special equipment and agreements with public safety agencies.

We endeavored to maintain service quality according to the standards provided for in the concession contract considering the significant growth in GDP and electricity consumption in Argentina. Since no major expansion works were performed, many lines and substations operated by Transener are overloaded or nearly overloaded, with the consequent danger to energy supply.
Notwithstanding that, and even though the network is operating at full capacity, we complied with most operating and maintenance requirements through works granting the system greater reliability and allowing it to continue offering high efficiency rates even in difficult scenarios.
The provisions of the Public Emergency Law severely affected the economic and financial balance of Transener’s business. In April 2002, as a result of the changes caused by the Public Emergency Law, Transener publicly announced the suspension of principal and interest payments on all its financial debt. In June 2005, Transener concluded the restructuring of its financial debt, pursuant to a proposal accepted by 98.8% of its creditors. As part of the restructuring, Transener redeemed debt with a nominal value of about U.S.$460 million, in exchange for a combination of cash payments and new issuances of shares and corporate bonds. Following the restructuring, Citelec’s participation in Transener decreased from 65% to 52.65%. Also after this process, Transener S.A. is subject to certain restrictions including, among others, limits on the issue of debt, investments, sale of assets and distribution of profits.
On February 2, 2005, Transener entered into a Memorandum of Understanding (the “Transener MOU”) with UNIREN, in connection with the renegotiation of its tariffs. The Transener MOU contemplates:
(i) a 31% increase in tariffs over those outstanding at the time of the agreement and other minor service adjustments, applicable until the completion of the integral revision of Transener’s tariffs. In the case of TRANSBA, the increase is of 25%;
(ii) an investment plan for the refurbishment and maintenance of the company’s assets and extension of the useful life of its equipment; and
(iii) the rules for an integral revision of Transener’s tariffs, which should, within ENRE’s framework, be applicable for the five-year period between 2006 and 2011. In that respect, in August 2005, Transener presented to ENRE a proposal for the recalculation of its compensation for such five-year period, as well as revisions of its asset base and rate of return.
The Federal Executive Branch of Argentina ratified the Transener MOU in November 2005, and an increase in Transener and Transba tariffs was retroactively applied as from the date of the Transener MOU.
Regarding the tariff proposal submitted by Transener, in connection with the integral review contemplated by the Transener MOU, the ENRE, through Resolution N° 51/2006, called a Public Hearing for February 23, 2006. However, this Public Hearing was postponed by the ENRE through Resolution No.60/2006 citing observations made by the Unión Industrial Argentina (Argentine Industry Organization) at a similar hearing called by the ENRE regarding the distribution company EDELAP S.A. The ENRE has not yet established a new date for the hearing. See “Regulation of Our Businesses — Argentine Regulatory Framework — Electricity”.
Yacylec S.A (“Yacylec”)
Yacylec is an independent transmission company formed by a consortium of construction and engineering companies of Argentina and Europe, including Empresa Nacional de Electricidad S.A. of Spain, or ENDESA, Impregilo International Infrastructures N.V. of The Netherlands and Dumez S.A. of France, which currently hold 22.2%, 18.67% and 1.78% interests in Yacylec, respectively. We have a 22.22% interest in this consortium. In June 2006, the Board of Directors of Petrobras Energía accepted an offer for the transfer of its equity in Yacylec for U.S.$6 million. This transaction was rejected by the Argentine Antitrust Commission. (See “ — Transener”). The consortium operates and maintains a 500 Kv and 280 km-long electric power transmission line from the Yacyretá hydroelectric complex to the Argentine national grid under a 95-year concession that expires in 2091. Under the concession agreement, ENRE’s approval is necessary to transfer or sell shares representing up to 49% of the capital stock of Yacylec. The transfer of a higher percentage requires a public tender. Under the shareholders’ agreement, shareholders have a right of first refusal in any transfer of shares.

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
Electricity Distribution: Edesur
We currently own a 27.33% indirect interest in Edesur, which is controlled by Distrilec which owns 56.35% of Edesur. We own 48.5 % of Distrilec.
In 1992, Edesur was awarded an exclusive license by the Argentine government to distribute electricity in the southern area of the Federal Capital and 12 districts of the Province of Buenos Aires, serving a residential population of approximately 6 million inhabitants. By the end of 2006, Edesur’s clients numbered 2,195,914, accounting for a 1.45% net increase compared to 2005. This indicator maintains the upward trend resumed in 2003 after two years of decline. Edesur has added more than 200,000 customers since its privatization. Some of these customers were added as a result of new electricity lines and others, who had been receiving electricity outside the system, are now fully connected and accurately billed.
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
The unanimous approval of the Board of Directors is necessary for the grant of any lien on Edesur’s shares or any merger, reorganization, dissolution or spin-off of Distrilec. Shareholders also have preferential rights on any transfer or new issue of shares.
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
The enactment of the Public Emergency Law significantly affected Edesur’s economic and financial balance and its ability to comply with its contractual commitments. For this reason, Edesur’s efforts were focused on refinancing financial liabilities, reducing risks and optimizing working capital. Based on these guidelines, Edesur was able to refinance all of its financial debt, achieving a better maturity profile and lower average costs.

In June 2005, Edesur signed a Letter of Agreement with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this Letter of Agreement, in August 2005, the parties signed a Memorandum of Understanding (the “Edesur MOU”) that includes, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, shall form the substantive basis for amending the concession agreement. The Edesur MOU establishes that from its execution through June 30, 2006, an integral tariff review would be performed, which would allow Edesur to fix a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividend distributions and debt interest payments during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec regarding a change in its interest or the sale of its shares in Edesur. As a preliminary condition for the Executive Branch to ratify the Edesur MOU, Edesur and its shareholders shall suspend all pending claims that are based on the measures taken pursuant to or in furtherance of the Public Emergency Law. The Edesur MOU was ratified by Executive Order No. 1,509 issued in December 2006. As a result, on February 5, 2007, the ENRE published in the Official Gazette Resolution Nº 50/2007 approving the values stated in Edesur’s Rate Schedule effective February 1, 2007 resulting from the Interim Rate Schedule provided for in the Edesur MOU. As a consequence, a 23% increase is applied on Edesur’s own distribution rates (not affecting T1R1 and T1R2 residential rates), connection rates and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on the aforementioned distribution rates for the execution of a work plan. In addition, the ENRE authorized to apply to the aforementioned rates, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the Edesur MOU. The ENRE provided that the amounts resulting from the application of the Interim Rate Schedule for consumptions accrued between November 1, 2005 and January 31, 2007, be invoiced in 55 equal and consecutive installments. On April 30, 2007, Resolution Nº 433/2007 of the Secretary of Energy was published in the Official Gazette, and the term of the transition period and its effects were extended until the integral tariff review is fulfilled, which is scheduled for February 2008.
The chart below sets forth Edesur’s annual power sales for each type of customer for fiscal years ended December 31, 2006, 2005 and 2004.

	Annual sales in Gwh
	2006	2005	2004
Type of user:
Residential (in Gwh)	5,638	5,046	4,796
General (in Gwh)	2,967	2,948	2,798
Large users (in Gwh)	6,232	6,024	5,729

Total	14,837	14,018	13,323

Sales (in millions of pesos)	1,412	1,339	1,104
Argentina’s recent economic growth has had an impact on the demand for electricity, which surpassed consumption levels recorded prior to the 2001 crisis. Within Edesur’s concession area, demand increased 4.9% compared to 2005, with a historical 3,028 MW maximum demand for power in December 2006. As a result, the network is close to overloading. In addition, electricity sales also hit maximum historical values with total annual sales of 14,837 GWh, accounting for a 6% increase compared to 2005.
Since its privatization, Edesur has made investments of about P$3,363 million, most of which was invested before the enactment of the Public Emergency Law. As a result of these investments, Edesur has been able to satisfy an increase in demand of over 35% – reaching its highest levels of output while maintaining a high quality of service.
Competition
We compete with other generators in the wholesale electricity market, both in the spot market and for contracts (mainly short-term contracts).

INSURANCE
Our insurance programs principally focus on the concentration of risks and the importance and replacement value of assets. Under our risk management policy, risk associated with our principal assets, such as oil and gas facilities, refineries, petrochemical plants and power generation plants are insured for their replacement value.
We also insure against business interruption as a consequence of material damages (except in oil and gas Exploration and Production fields), control of wells, especially where we have gas production and third-party liabilities including marine liabilities.
Our reinsurers have ratings equal or above “ A-” from Standard & Poor’s, “A3” from Moody’s and/or “B+” from A.B.Best.
Insurance companies submitted the coverage in each and every country where Petrobras Energía has controlled interests, following terms and conditions given by our reinsurers.
We maintain coverage for operational third-party liability with respect to our onshore and marine activities, including environmental risks such as oil spills.
We carry insurance of up to U.S.$100 million for each and every loss in ocean marine and non-ocean marine third-party liability coverage.
We maintain control of wells coverage in many gas and oil fields located in Argentina, Bolivia and Ecuador.
We also carry marine cargo insurance and directors and officers insurance coverage.
All projects and installations under construction require us to be insured in compliance with the applicable contract for any damage and liability risk.
We also carry insurance for workmen’s compensation and automobile liabilities.
Our main coverages include the following different types of deductibles:
•	U.S.$10,000,000 for combined claims for property damage and business interruption for all our businesses, except for the oil and gas exploration and production businesses;

•	U.S.$10,000,000 for claims for each property of our oil and gas exploration and production business;

•	U.S.$5,000,000 for control of wells;

•	U.S.$5,000,000 in non-ocean marine third-party liability; and

•	U.S.$5,000,000 in ocean-marine third-party liability.
Our insurance decisions are based on our requirements and available commercial and market opportunities.
Our facilities are regularly subject to risk surveys undertaken by international risk consultants
PATENTS AND TRADEMARKS
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
Excellence in Management
Petrobras Energía is moving forward with our initiative “Excellence in Management” in order to achieve the highest standards of excellence in corporate management. This initiative is implemented through an ongoing evaluation process and the implementation of management enhancement programs based on Petrobras’ Guide of Excellence in Management. In 2004 and 2005 we conducted the first evaluation cycle, comprising 10 organization units of all our businesses (Genelba, Lubricant Plant, Innova, E&P-Venezuela and E&P-Argentina, Pichi Picún Leufu Hidroelectric Complex, Bahía Blanca Refinery, Poliestirenos Argentina, our Own Network of Gas Stations and Information Technology) and in 2006, we commenced the second evaluation cycle at Genelba and Innova. Additionally, as from 2005, we have advanced in the implementation of permanent management enhancement programs in all the assessed units, which are subject to annual reviews in order to consider business priorities.
New policy and guidelines, new management tools – Process Safety Program
To guarantee the effective implementation of the new Safety, Environmental and Health (SEH) policy and guidelines, we have developed a set of corporate management tools in the Process Safety Program (PSP). This program was launched in April 2004 with a diagnosis of management that encompassed 23 production units and centralized functions and included interviews with over 300 members of management, our employees and contractors, and its implementation concluded in October 2006. Among its mains results:
•	The Governance System structured in committees and subcommittees;

•	The standardization of the Safety, Health and Environmental Management Manual and its 15 guidelines ;

•	The Plan of relationship with contractors, ; and

•	The first Petrobras Energía SMS Best Practices Workshop that allowed to share different works made by internal and external personnel.
During this period, PSP sought to review business production unit action plans, production and centralized functions through the progress and enhancement of several projects. The major items are summarized below:

Safety
In order to reduce the 2005 increasing accident rate, a series of preventive measures have been developed and were implemented in January 2006, which focused on and were addressed to our own supervisors and contractors’ supervisors as well as to Petrobras Energía’s management staff through the Proactive Leadership Program. We have also launched the implementation of the Leadership Program in Injury Prevention, essentially addressed to contractors’ supervisors, who are trained so that they may, in turn, provide employees in their area with specific training in safety movement and accident prevention. As for the Contractor Staff Ranking and Certification process, during 2006, more than 4,000 employees were trained. Indicator traceability audits were also conducted to ensure the correct operation of the Integrated Management System.
For the year 2007, we plan to continue implementing these actions and to deepen their contents and scope. We have also launched a significant program of asset audits in order to monitor the status of compliance with the prevention processes.
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
We implemented clean -up projects in the oil fields and refineries focused on contaminated water and soils. The Waste Corporate Management System in the Refining and Petrochemical Business Unit was also created with its goal of recording and supervising waste inventories in the business units and developing this system throughout the rest of the organization during 2007 and 2008.
Petrobras Energía is committed to producing with the lowest possible impact on the environment, and thus is working on developing the concept of eco-efficiency and creating a framework to assess and report on the eco-efficiency across all the Business Units. Eco-efficiency is based on the concept of creating more goods and services while using fewer resources and creating less waste and pollution, and these are the kinds of indicators we are introducing in our internal reporting.
In line with our strategic commitment to environmental responsibility, we have been working to ensure that increased production is as compatible as possible with the efficient use of natural resources such as water and energy, and generates the least possible amount of effluents and emissions in all of our business units.
The use of the Corporate Biodiversity Standard in order to manage the biodiversity in sensitive areas is a commitment of ours that goes beyond producing. The standard includes all the issues we have to consider before, during and after the development of any project in sensitive areas in order to protect biodiversity.
Environmental Training
In 2006, Petrobras Energía also worked to promote the environmental knowledge and awareness of internal and external stakeholders in the communities around its assets, and organized an e-learning course about Sustainability, Life Cycle Analysis and Eco-efficiency with the participation of employees from all South America countries where the company operates.
Emergency Response
Quick and correct decisions-making is crucial to minimize eventual damages and rapidly restore previous conditions in the event of an accident. It is essential to have reliable, qualified and updated information available for this purpose. Geographical data platforms are among the newest technological tools used internationally to obtain this type of data.

We signed a Mutual Assistance Agreement with Petrobras Brazil to help each other in coping with possible spill situations in our land and maritime operations.
In 2005, we created fourteen emergency response bases distributed throughout different strategic points in the country (five nautical bases, eight ground bases and a logistic base), all of them with the required equipment and personnel for effective performance in an emergency.
During 2006 we conducted eight land drills and five nautical drills. Drills are performed within the framework of the QSEH policy of our fifteen directives. The purpose of such drills is to develop skills and to generate competence by performing the contingency plans in the different sectors, to put into play the interlinked roles of the Coordinated Services of Emergencies, Fire Department, Police, Customer Centers, the contractors and us, and to generate responses and to analyze the information, assess the situation by ranking the seriousness of each scenarios in the actual site, to establish response strategies and to study in depth the development of joint intervention techniques, rescue assistance and protection.
On November 21, 2006, we performed a major human lives rescue and environmental protection drill in an oil spill scenario in Río de la Plata. The drill was jointly conducted by Comisión Administradora del Río de la Plata (CARP), the Argentine Navy, the Argentine Coast Guard (Prefectura Naval), the Uruguayan Navy, the Uruguayan Coast Guard and us.
We are the only company in Argentina that develops the Environmental Agents Program based in a growth oriented, proactive and responsible focus, and involving three players: the community, the authorities and the Company itself. During 2004 and 2005, approximately 450 people were trained and during 2006 an aggregate of 201 people participated in the Program.
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
Actions undertaken in 2006 included an important number of workshops on stress reduction, changing sedentary life-style, giving up cigarette smoking and a healthy diet, with 2,300 individuals in attendance. In addition, the Company provided CPR (cardiopulmonary resuscitation) and first-aid training to 1,100 individuals. Family participation in the Health Promotion Program workshops was encouraged. We also provided an automated external defibrillator to all the units and we have begun to provide these devices in service stations.

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
The Hydrocarbons Law provides for the grant of exploration permits by the federal executive branch following submissions of competitive bids. Permits granted to third parties in connection with the deregulation and demonopolization process were granted in accordance with procedures specified in certain decrees, known as the Oil Deregulation Decrees, issued by the federal executive branch. In 1991, the federal executive branch established a program under the Hydrocarbons Law, known as the Argentina Exploration Plan, pursuant to which exploration permits may be auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unexplored areas up to 10,000 km2 (15,000 km2 off-shore), and may have a term of up to 14 years (17 years for off-shore exploration).
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
By Decrees 225/2006 and 226/2006, the Province of Neuquén sought to change the reference price to be used for calculating royalties using the West Texas Intermediate Crude reference price, or WTI, for petroleum and import prices at the border for gas. Those decrees are currently being challenged by all the upstream companies which have activities in Neuquén Province.
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

Furthermore, Law 25,943 granted to ENARSA exploration permits over all the national off-shore areas not covered by existing exploration permits or exploitation concessions at the time of its enactment. Therefore, any future exploration of off-shore areas must be done in joint venture with ENARSA.
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
“Short Law”
Law No. 26,197 (the “Federalization Law” or “Short Law” ), promulgated on December 6, 2006 and published in the Official Bulletin on January 3, 2007, amended the Hydrocarbons Law, which now provides that liquid and gaseous hydrocarbon fields belong either to the federal or provincial government, depending on the territory where they are located.
Fields located in the area lying between 12 nautical miles from the coast line and the outer boundary of the continental shelf belong to the federal government. All the fields lying on their territories and those located on the sea adjacent to the coast up to a distance of 12 nautical miles shall remain the property of the provinces and the City of Buenos Aires. On January 3, 2007, provincial governments took over original ownership and management over the fields located in their territories, pursuant to these provisions.
The Federalization Law also transfers, by operation of law, all hydrocarbons exploration permits and exploitation concessions as well as other types of exploration and/or exploitation contracts executed with the federal government, without affecting the rights or obligations of permit and concession holders.
In addition, the Federalization Law sets forth that the hydrocarbon royalties due upon the effective date of the Law shall be assessed according to the provisions of the respective permit or concession agreement and shall be paid to the jurisdictions where the fields are located. Before the Law, royalties were also paid directly to the provinces where the fields are located under Resolutions 155/1992 and 435/2004 of the Secretary of Energy.
Likewise, the provinces (as well as the federal government in relation to the fields located on federal jurisdiction) shall have the powers set forth in the Hydrocarbons Law and supplementary regulations to grant permits and concessions over the fields located within their respective territories and to determine the enforcement authorities. However, the Federalization Law provides that federal energy policies shall be implemented by the Federal Executive.
As of the enactment of the Federalization Law on January 3, 2007, each enforcement authority shall act as counterparty in connection with the different permits and concessions granted, with all the powers set forth in the Hydrocarbons Law and its supplementary regulations, and the rights derived therefrom.

As of the date of this filing, we are evaluating the effects of this law on our petroleum and gas exploration and production activities.
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
Transporters of hydrocarbons must comply with the provisions established by Decree No. 44/91, which implements and regulates the Hydrocarbons Law as it relates to the transportation of hydrocarbons through oil pipelines, gas pipelines, multiple purpose pipelines and/or any other services provided by means of permanent and fixed installations for transportation, loading, dispatching, tapping, compression, conditioning infrastructure and hydrocarbon processing. This decree is applicable currently and primarily to oil pipelines and not to gas pipelines. (Gas pipelines are subject to ENARGAS regulations, see “ — Natural Gas — ENARGAS”).
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
Refining and Marketing
Hydrocarbon refining activities by oil producers and other third parties have been regulated ever since the enforcement of Executive Decree No. 1212/89 by the regulations under Hydrocarbons Law No. 17,319. Together with other rules and regulations issued by the Secretary of Energy, this legal framework essentially regulates the commercial, environmental, quality and safety aspects related to refineries and gas stations. This law authorized imports, abolished oil assignments by the Secretary of Energy and deregulated the installation of refineries and gas stations. Certain supervisory and control powers of the Secretary of Energy have also been delegated to provincial and municipal authorities and therefore the refining and sale of refined products must also comply with provincial and municipal technical, health, safety and environmental regulations.
The refining of hydrocarbons is subject to requirements established by the Secretary of Energy, including registration of oil companies. Approval of registration is granted on the basis of financial, technical and other standards. As described below, liquid fuel retail outlets, points of sale for fuel fractioning, the resale to large users and supply contracts between gas stations and oil companies are also subject to the registration requirements set by the Secretary of Energy.

Refiners are authorized to freely sell their products in the domestic market and to freely install gas stations under their own brand or third-party brands. Gas stations directly operated by refiners must not exceed 40% of their total distribution network (Executive Decree 1060/2000). In such respect, the Undersecretary for Fuel provides under Resolution No.157/06 that gas stations under an exclusive agreement with a refining and/or fuel distribution company which, for any reason, are determined to terminate the agreement, shall submit the decision to the affirmative or negative opinion of the Domestic Trade Secretary, and the necessary steps shall be taken so that the gas station in question enters into a new agreement with another refining and/or distribution company securing adequate supply.
Regarding exports of refined products, with priority given to the supply of the domestic market, producers must obtain the approval of the national government prior to performing export operations. (Executive Decree 645/02 and Resolutions SE No.1679/04 and 1338/06).
The Secretary of Energy also regulates the quality content of fuels. These regulations have become significantly more stringent in recent periods. Under Resolution SE 1283/06, a new structure of economic sanctions for violations to applicable quality standards was approved. The new quality content regulations shall be gradually applied as from June 1, 2008.
The national government, in turn, issued certain rules and regulations that have an impact on the refining and marketing segment:
•	Resolution No. 1104/04 issued by the Secretary of Energy requires refineries and gas station owners to submit monthly sales information; otherwise, they shall be subject to monetary penalties.
•
Resolution No. 1679/04 issued by the Secretary of Energy requires oil producers to obtain governmental approval prior to exporting crude or diesel oil. In general, producers must demonstrate that they have either satisfied local demand requirements or granted the domestic market the opportunity to purchase oil on similar terms, in order to obtain approval to export. In addition, this resolution requires companies that wish to export diesel oil to register in order to obtain prior governmental approval to guarantee a sufficient domestic supply of oil.

This resolution is complemented by the Secretary of Energy Resolutions No.1834/05 and 1879/05 that create a mechanism to guarantee the supply of diesel oil by refiners to gas stations and permit gas stations to acquire diesel oil from third parties if regular suppliers fail to deliver it. In the latter case, refiners must bear any additional costs borne by gas stations in procuring the diesel oil.

In addition, under Resolution No. 25/06 issued by the Domestic Trade Secretary, refining companies and/or wholesalers and/or retailers are obliged to reasonably cover total diesel oil demand (according to volumes required under usual market practice) by supplying on a regular and continuous basis every geographical area within the Republic of Argentina with at least the same volumes supplied during the corresponding month of the immediately preceding year, plus the existing positive correlation between the increase in diesel oil demand and the increase in the gross domestic product, accumulated from the reference month up to the relevant date.

•
Resolution No. 1102/04 issued by the Secretary of Energy created a regulatory framework for new gas stations, other fuel retail outlets and distribution channels including the creation of a registry for the liquid fuel market. Severe sanctions are imposed on the execution of commercial transactions with unauthorized parties, and repetitive violations may result in suspension and withdrawal from the registry. The resolution also establishes several requirements for all fuel market participants and makes brand owners jointly and severally liable for breaches by companies operating under their brands.

•
Resolution No.1103/04 issued by the Secretary of Energy provides, pursuant to Executive Decree 1212/89, section 17, that in the case of gas stations operating under a brand, the owner of the brand under which fuels are sold shall be responsible for the specification, quality and quantity of products sold and for compliance thereof with reported requirements, and in the case of gas stations operating under no brand, the operator shall be the responsible party and fuel suppliers may also be jointly and severally liable when duly identified.

•
Law No. 26.022 exempts, for all the Argentine market imports of up to 500,000 cubic meters of diesel oil for domestic consumption from the Fuel Liquids and Natural Gas Tax, as well as from the Diesel Oil Tax. In addition, this law establishes severe penalties applicable to the solid, liquid and gaseous hydrocarbons segment, for breaches relating to health, safety, environmental, product quality and reporting issues.

•
Law No. 26.074 exempts, for all the Argentine market imports of up to 800,000 cubic meters of diesel oil for domestic consumption from the Fuel Liquids and Natural Gas Tax, as well as from the Diesel Oil Tax. The Secretary of Energy is entitled to increase that amount by up to 20% for 2006 and to exempt an amount for 2007 that is up to 20% higher than the amount exempted during 2006.

•
Regarding fuel sales prices at gas stations, under Resolutions SE N° 938/06 and 959/06, the Secretary of Energy provides an obligatory schedule of differential prices for fuel purchases by vehicles bearing foreign license plates at all gas stations located in bordering areas.

•
Resolution N° 1334/06 issued by the Secretary of Energy provides that marketing of any new type of fuel within the Republic of Argentina, whether in compliance with applicable quality standards, technological improvements, environmental standards or business policies of the sector’s companies, regardless of the brands or trade names used, shall be previously authorized by the Fuels Under secretariat of the Republic of Argentina.

Market Regulation
Under the Hydrocarbons Law and the Oil Deregulation Decrees, the holders of exploitation concessions have the right to freely dispose of their production either through sales in the domestic market or abroad. However, as explained elsewhere in this report, since 2002, the Argentine government has imposed restrictions on the export of hydrocarbons. See “ — Refining” and “ — Taxation”.
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
Quarterly agreements for the supply of diesel oil to public transportation companies
In light of the request by the federal executive branch to maintain the conditions for the supply of diesel oil at differential prices for regulated-rate public transportation services, as provided under Executive Decree No. 675/03 as amended by Executive Decrees No. 159/04, 945/04, 280/05 and 564/05, several agreements were subsequently signed whereby refining companies agreed to supply diesel oil at lower than market price, depending on the kind of services provided by the transportation companies.
Refining companies, in turn, will receive economic compensation for the lower revenues resulting from compliance with the agreement. In order to calculate the lower revenues received, the government will consider the difference between net revenues from the sale of diesel oil at contractual prices and the net revenues that would have been obtained from the sale of the same diesel oil volumes at market price.
Refining companies processing the crude oil they produce, as is our case, will be entitled to a direct compensation, by deducting it from any amount payable for export duties. The Secretary of Energy will issue a fiscal credit certificate for the appropriate amount of compensation.
Stability of Fuel Prices
In an effort to mitigate the impact of the significant increase in the West Texas Intermediate Crude reference price, or WTI, on local prices and ensure price stability for crude oil, gasoline and diesel oil, since January 2003, at the request of the federal executive branch, hydrocarbon producers and refineries entered into a series of temporary agreements, which contained price limits with respect to crude oil deliveries. By the end of 2004, in light of further increases in the WTI, the Argentine government established a series of measures to ensure the supply of crude oil to local refiners at price levels consistent with the local retail price of refined products, which in the case of diesel oil, oil and gasoline have remained constant, in peso terms, from July 29, 2004 to present.
Royalties — Exchange Rates
Under Resolution No. 76/02 of the Ministry of Economy, royalties on oil exports must be fixed taking into account the seller exchange rate of Banco de la Nación Argentina on the day before the royalty is paid.
However, from December 2001 until May 2002, producers and refiners agreed to negotiate a reduced exchange rate in order to moderate the impact of the devaluation in product price. Producers calculated and paid royalties according to this reduced exchange rate. These calculations have been rejected by Neuquén Province, which have presented a claim for any shortfall arising from this agreement. This claim is still pending a judgment from the Supreme Court.
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
On October 1, 2003, the Argentine Congress passed a bill allowing the executive branch of the government to set public utility rates until the completion of the renegotiation process. TGS is in the process of re-negotiating a tariff structure with UNIREN. See “ — Electricity — UNIREN”.
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
On December 28, 2006, pursuant to Resolution No. 1886/2006, Resolution No. 752/05 was extended until December 31, 2016.
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

During 2005, as part of the Complementary Program to Supply Natural Gas to the Domestic Market, the Secretary of Energy requested producers to redirect export gas to supply thermal plants and gas distribution companies. This decision limited our total gas export volumes by an average of about 110 thousand cubic meters per day, which deprived us of the higher margins offered by export prices. See “Risk Factors — Factors Relating to Argentina — Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations”.
Since March 2004, exports of natural gas have been subject to a 20% tax.
Transportation companies are prohibited from transporting natural gas for export purposes as long as local demand is not satisfied.
Compressed Natural Gas for Vehicles
Effective April 1, 2006, distributors may not provide compressed natural gas to gas stations. Instead, gas stations will be required to purchase compressed natural gas through the electronic wholesale market pursuant to a mechanism of irrevocable purchase orders designed by the Secretary of Energy. See “ — Natural Gas — Modifications to the regulatory framework”. The mechanism is decided to conceal the identity of buyers and sellers. Buyers will be able to make joint offers, and agreements may not have a term that expires after April 30, 2007. If any purchase orders are not satisfied through this system, exports of natural gas will be diverted to cover the unsatisfied demand. This mechanism is expected to continue until the Secretary of Energy determines that it is no longer necessary, in light of the status of the domestic supply of natural gas.
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
CAMMESA is in charge of:
•	managing the national interconnection system pursuant to the Regulatory Framework Law and related regulations, which includes:
—	determining technical and economic dispatch of electricity in the national interconnection system;
—	maximizing the system’s security and the quality of electricity supplied;

—	minimizing wholesale prices in the spot market;

—	planning energy capacity needs and optimizing energy use pursuant to the rules set out from time to time by the Secretary of Energy; and

—	monitoring the operation of the term market and administering the technical dispatch of electricity pursuant to any agreements entered into in such market;
•	acting as agent of the various wholesale electricity market participants;
•	purchasing or selling electricity from or to other countries by performing the relevant import/export operations; and
•	providing consulting and other services related to these activities.

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

•	CAMMESA would use seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand as follows:
—	in determining supply, CAMMESA would consider energy supplies provided by generators based on their expected availability, committed imports of electricity and the availability declared by generators;

—	in determining demand, CAMMESA included the requirements of distributors and large users purchasing in the wholesale electricity market as well as committed exports.
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

Renegotiation of Utility Tariffs
Our affiliates Edesur, Transener and Transba are negotiating their utility contracts with UNIREN. These discussions are in different stages. See “ — Gas and Energy — Gas Transportation - TGS — Regulated Energy Segment” and “ — Electricity — Electricity Transmission: Transener, Yacylec and Enecor — Transener”. We cannot guarantee that these discussions will ultimately result in a level of tariff increases sufficient to restore the economic and financial position of these utility companies.
Concealment and Money Laundering
Argentine Law No. 25,246 categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate sources, provided that the aggregate value of the assets involved exceeded in the aggregate (through one or more related transactions) $50,000.
The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Central Bank. These obligations consist mainly of maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”.
Among other duties, each financial entity is required to establish a “control and money laundering prevention committee” and to appoint a senior official as responsible of the money laundering prevention policies, who shall be in charge of centralizing and processing any information that the Central Bank and/or the Financial Information Unit may require.
Furthermore, the financial entities are required to report to the Financial Information Unit any transaction that may be considered suspicious or unusual, or which lacks of economic or legal justification, or involves unjustified complexity, whether such transaction is recurring or not. Financial entities must pay special attention to transactions arising from or relating to jurisdictions included in the Central Bank’s list of “non-cooperating” jurisdictions. As of the date of this Annual Report, Myanmar is the only jurisdiction included in such list.
Law No. 25,246 has been amended by Laws No. 26,087 and 26,119.
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

The Hydrocarbons Organic Law regulates the exploration, exploitation, refinery, industrialization, transportation, storage, sale and conservation of hydrocarbons and refined products The law sets forth the following principles: (1) hydrocarbon fields are public property, (2) hydrocarbon activities are activities of public utility and of social interest, and (3) activities described in the law are subject to decisions of the Venezuelan state adopted in connection with international treaties and agreements on hydrocarbons.
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
Traditionally, our interest in Venezuelan oil and gas fields have been held through operating service agreements with PDVSA, which established the terms of our compensation for production activities and investments. These contracts were awarded during 1994 and 1997 through bidding processes known as second round bids and third round bids, respectively. In 2005, the Venezuelan government announced that these operating service agreements did not comply with the Hydrocarbons Organic Law and instructed the Ministry of Energy and Petroleum to commence negotiations with private operators to convert all operating agreements into mixed-ownership ventures where more than 50% of each field is state-owned. These negotiations were completed in March 2006, and as a result, all operating service agreements previously awarded during the second and third bidding rounds will be converted to mixed ownership companies (empresa mixta) in which the Venezuelan government, through the Corporación Venezolana de Petroleo, S.A. (“CVP”), will hold at least 60% of the share capital and private companies will hold the remainder. The shareholdings allocated to private companies were determined on the basis of the value attributed to the different operating service agreements during the negotiations.
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
The award of exploration and exploitation agreements is performed through a special tender mechanism. In order to reach the exploitation phase, the contractor may only retain those areas with commercially exploitable hydrocarbons. If the contractor fails to comply with this requirement, that contractor will be forced to return those areas to the state. The exploration and exploitation agreements for crude oil in Ecuador are generally divided into two stages. The first stage, or the exploration period, lasts four years and is renewable for another two years. The second stage, or the exploitation period, may be up to 20 years in duration and is renewable. A minimum average investment of U.S. $120 to U.S. $180 per hectare, either on land and/or in seawater, must be made during each of the first three years of the exploration period. Royalties are paid as follows: (1) 12.5% for daily gross production levels less than 30,000 barrels, (2) 14% when these daily levels are between 30,000 and 60,000 barrels, and (3) 18.5% when gross production exceeds 60,000 barrels per day. The contractor is not obliged to pay royalties on contracts for specified services or for marginal or participation fields. The contractor may not sell any of the assets related to the agreement without authorization from the Ministry of Energy and Mines. At the end of the term of the agreement, the contractor must deliver to Petroecuador, at no cost, all these assets.
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
In April 2006, the Ecuadorian Hydrocarbons Law was amended to require that the government benefit from at least 50% of any income derived from oil price increases over the average monthly sales price for such oil at the execution date of the relevant production agreement, expressed in constant values as of the calculation date. The government’s share is only dependent on oil price fluctuations and not on the volume of oil produced. See “Business Overview – Oil and Gas Exploration and Production – Oil and Gas Exploration and Production Interests – Production – Production outside of Argentina – Bolivia”.

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
In May 2006, the Bolivian government enacted the so-called “hydrocarbon nationalization” under Supreme Decree No. 28,701. This Decree provides that as from May 1, 2006 oil companies must deliver to YPFB the property of all hydrocarbon production for sale. Oil companies will have a 180-day transition period to subscribe new agreements, which must be individually authorized and approved by the Bolivian Legislature. The Ministry of Hydrocarbons and Mines will determine, on a case by case basis, the interest in each field corresponding to oil companies by means of investment audits, operational costs and profitability indicators. The current distribution of the oil and gas production value will be maintained during the transition period, in the case of fields whose certified average production of natural gas for 2005 was lower than 100 million cubic feet per day. In addition, the abovementioned decree provides, among other things, that the Bolivian government shall recover full participation in the entire oil and gas production chain, and for this purpose provides for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one of the shares in a number of companies, among which is Petrobras Bolivia Refinación. The implementation of these measures requires a number of steps that have not yet been fully defined, including a comprehensive restructuring of YPFB. See “Risk Factors — Factors Relating to the Company — Our activities may be adversely affected by events in countries in which we do business”.
In Brazil, the petrochemical industry is regulated by laws affecting petrochemicals, as well as, certain environmental, health and safety regulations, which affect our subsidiary Innova.

ORGANIZATION STRUCTURE
Below is a diagram of our corporate organization structure as of the date of this Annual Report.

In addition to the companies included in this chart, we have holding companies in Spain, Austria, Bolivia, the Cayman Islands the Bermudas and Argentina, which are not reflected in the chart. Some of our material subsidiaries and affiliates are held through such holding companies.

PROPERTY, PLANTS AND EQUIPMENT
We have freehold and leasehold interests in various countries in South America, but there is no specific interest that is individually material to our company. The majority of our property, consisting of oil and gas reserves, service stations, refineries, petrochemical plants, power plants, manufacturing facilities, power distribution systems, stock storage facilities, gas pipelines, oil and gas wells, pipelines and corporate office buildings, is located in Argentina. We also have interests in crude oil and natural gas operations outside Argentina in Venezuela, Ecuador, Bolivia, Peru and Colombia, a petrochemical plant in Brazil and interest in two refineries in Bolivia. For a more detailed description of our property, plants and equipment, including information on our oil and gas reserves and production see “ — Oil and Gas Exploration and Production”.

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
Accordingly, this Annual Report presents information for the year ended as of December 31, 2004 assuming that the merger of EG3, PAR and PSF into Petrobras Energía had occurred on January 1, 2004. Considering that the effective date of the merger is January 1, 2005, total shareholders’ equity and net income for the previous year shown on a comparative basis do not change as a result of the merger. For this reason, the balancing item of the net effect of additions, both in terms of the shareholders’ equity and net income, is recorded under Minority Interest in Subsidiaries.
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
Unless otherwise provided, the discussion below is presented on the basis of our consolidated financial data without proportionally consolidating CIESA or Distrilec, and, therefore, is not directly comparable to the corresponding financial data set forth in our financial statements. For the results of CIESA and Distrilec (both of which are presented under proportional consolidation in our consolidated financial statements) and Citelec (which is presented under the equity method of accounting in our consolidated financial statements) please refer to our discussion under “ — Analysis of Consolidated Results of Operations — Equity in Earnings of Affiliates”.
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

				Without proportional consolidation
	With proportional consolidation			For the year ended December 31,
	For the year ended December 31,			(Unaudited)
	2006	2005	2004	2006	2005	2004
Net sales	11,745	10,655	8,763	10,458	9,512	7,756
Cost of sales	(8,251)	(7,046)	(5,781)	(7,377)	(6,243)	(5,113)

Gross Profit	3,494	3,609	2,982	3,081	3,269	2,643

Administrative and selling expenses	(1,094)	(941)	(847)	(977)	(850)	(765)
Exploration expenses	(117)	(34)	(133)	(117)	(34)	(133)
Other operating expenses, net	(135)	(329)	(324)	(96)	(321)	(296)

Operating income	2,148	2,305	1,678	1,891	2,064	1,449

Equity in earnings of affiliates	219	281	102	253	315	122
Financial income (expense) and holding gains (losses)	(506)	(899)	(1,265)	(363)	(752)	(1,101)
Other income (loss), net	93	(459)	(40)	102	(448)	(33)

Subtotal	1,954	1,228	475	1,883	1,179	437

Income tax provision	(465)	(211)	317	(477)	(218)	310

Minority interest in subsidiaries	(425)	(288)	(17)	(342)	(232)	28

Net income	1,064	729	775	1,064	729	775

OVERVIEW
We are an integrated energy company engaged in:
•	Exploration and production of oil and gas;
•	Refining and distribution;
•	Petrochemicals; and
•	Gas and energy.
Our long-term strategy is to grow as an integrated energy company with a leading presence in Latin America, while focusing on profitability as well as social and environmental responsibility.
Our principal place of business has historically been Argentina, but we also conduct operations in Venezuela, Ecuador, Peru, Bolivia, Brazil, Colombia and Mexico. Approximately 59% of our total assets, 71% of our net sales, 62% of our combined crude oil and gas production and 53% of our proved oil and gas reserves were located in Argentina as of December 31, 2006. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. See “Item Key Information — Risk Factors”.
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

FACTORS AFFECTING OUR CONSOLIDATED RESULTS OF OPERATIONS
1) Argentine Economic Situation
Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including the Company. Specifically, the Company has been affected and might be affected by inflation, interest rates, the value of the peso against foreign currencies, price controls, business regulations, tax regulations and in general by the political, social and economic environment in and affecting Argentina.
a) Peso Devaluation
As of December 31, 2006, the peso-U.S. dollar rate of exchange was P$3.07 per U.S., dollar as compared to P$ 3.03 and P$ 2.98 per U.S. dollar as at December 31, 2005 and 2004, respectively.
Almost all of the Company’s financial debt, as well as a significant portion of the debt of its related companies, is denominated in U.S. dollars, which exposes the Company to exchange risks. The diversification of the Company’s business, with foreign operations having a cash flow primarily denominated in U.S. dollars and commodity prices that are sensitive to U.S. dollar changes help us mitigate our Peso-U.S. dollar exchange exposure. Exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in foreign entities are not directly charged to Results but to the item Deferred Results within Stockholders’ Equity, to which results for conversion of operations abroad are also charged.
With the accounting considerations stated, the exchange differences determined for fiscal years 2006, 2005 and 2004 losses for P$6 million, P$11 million and P$19 million, respectively.
b) Inflation
In accordance with accounting principles generally accepted in Argentina, the Argentine Federation of Professional Councils in Economic Sciences is responsible for determining inflation.
Historically, the Argentine economy has exhibited significant volatility, characterized by periods with high rates of inflation.
In March 2003, the CNV, under Resolution No. 441, provided that starting on March 1, 2003, financial statements must be stated in nominal currency. Accordingly, we discontinued inflation accounting and the corresponding restatement of our financial statements, which was imposed in 2002.
Inflation has significantly accelerated since 2004, driven by the pace of economic growth in Argentina. The consumer price index increased by 6.1% in 2004, 12.3% in 2005 and 9.8% in 2006, while the wholesale price index increased by 7.9% in 2004, 10.8% in 2005 and 7.1% in 2006.
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
c) Investments in Utility Companies
The new macroeconomic scenario after enactment of the Public Emergency Law impacted the economic and financial balance of utility companies in Argentina. The combined effect of (1) the devaluation of the peso, (2) the pesification of tariffs at a rate of P$1.00 to U.S.$1.00 basis and (3) financial debts primarily denominated in foreign currency, adversely affected utility companies’ financial position, results of operations and ability to satisfy certain loan agreement provisions.

In light of the adverse conditions faced by utility companies during 2002, CIESA, TGS, and Transener defaulted on their financial debt. TGS and Transener restructured their financial debt through restructuring proposals, which were accepted by about 99.8% and 98.8% of the related creditors, respectively. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors. The consummation of the restructuring is subject to certain regulatory approvals. Until a successful restructuring of this debt, substantial doubt will remain surrounding the ability of CIESA to continue operating as a going concern.
The Public Emergency Law pesified tariffs for public utility services at a P$ $1=U.S.$1 parity and prohibited the increase of these tariffs based on indexation factors. In addition, the Argentine Federal Executive Branch was authorized to renegotiate the terms of contracts relating to the provision of public utility services, taking into account the following criteria: i) impact of tariffs on economic competitiveness and on income distribution; ii) quality of services to be provided and/or the capital expenditure programs provided for in the contracts; iii) interest of customers and accessibility to services; iv) the safety of the systems; and v) the companies’ profitability.
On February 12, 2002, the Argentine federal executive branch enacted Decree No. 293/02 whereby the Ministry of Economy was entrusted the power to renegotiate contracts with public utility companies. In July 2003, the UNIREN (“Utilities Contract Renegotiation and Analysis Committee”) under the joint jurisdiction of the Ministry of Economy and Production and the Ministry Federal Planning, Public Investment and Services. The UNIREN’s mission is, among other purposes, to provide assistance in the utility renegotiation process, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to transitory price and rate adjustments.
UNIREN is currently renegotiating the contracts with our affiliates Edesur, TGS and Transener. These discussions are in different stages, and some of our affiliates have stated that UNIREN’s latest proposals were not sufficient.
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
Gas
In February 2004, the Argentine government, through Decree No.181/04, mandated the creation of a plan for the recovery of natural gas prices, following the freezing provided for by the Public Emergency Law, which prohibited gas price increases in the domestic market. In April 2004, the Company, along with the remaining gas producers, entered into an agreement with the Argentine government, which provides for a schedule of gradual increases in gas prices in the domestic market that would culminate in complete deregulation of the wellhead price of natural gas by 2007. As from September 1, 2005, wellhead prices have been deregulated for sales to electricity generation companies and gas distribution companies supplying industrial clients directly, with the Gas Electronic Market (Mercado Electrónico del Gas) starting operations only for such gas surplus spot transactions. The Argentine government has imposed restrictions on the ability of producers to export gas, which have deprived us of the ability to benefit from the higher margins offered by export prices. The April 2004 agreement included minimum commitments from producers for supply to the domestic market to the different segments of demand (distribution companies, CNG, thermal plants and industry). This agreement has been extended for four months beyond its original termination date in December 2006. Although a new agreement among natural gas producers was expected, no agreement has been reached to this Annual Report’s date. Therefore, the Secretary of Energy is expected to determine the new specified amount of gas directed to the local market and the conditions under which the gas will be sold.

In December 2006, through Resolution 1886, the Secretary of Energy ratified that the ability to export natural gas volumes is subject to an adequate satisfaction of domestic needs and that exports sales must be authorized on a case-by-case basis by the Executive Branch, with the Secretary of Energy being authorized to approve or reject export applications.
During 2005 and 2006, the Secretary of Energy requested producers to redirect gas for export to supply thermal plants and gas distribution companies. This decision limited our total gas export volumes by a daily average of about 110 thousand cubic meters and 339 thousand cubic meters, respectively, depriving us of the higher margins offered by export prices.
During 2006, the governments of Argentina and Bolivia entered into long-term gas supply agreements, whereby gas imports became the responsibility of ENARSA, the state-owned energy company. As a result, the Company had to assign to ENARSA its gas import agreement with Bolivia. At present, the Company is in discussions with ENARSA regarding the terms on which ENARSA will supply the Company with imported gas.
The agreements between Argentina and Bolivia established an initial gas price U.S.$5 per million British thermal units (MMBtu), which is subject to adjustment pursuant to a formula based on international reference prices for gas and its byproducts. To prevent that this increase impact domestic consumers, the Argentine government has required that the increased import gas price be directed to exports, and as a result, tax withholdings on gas exports were increased to 45% over the gas import price from Bolivia. The Company has already negotiated with all its foreign customers new contractual terms to pass along the increased costs resulting from the increased withholdings.
Hydrocarbons
As from October 2004, hydrocarbon producing and refining companies have freely negotiated crude oil prices using the international market price net of export taxes.
With a view to discouraging exports and securing domestic supply, on March 1, 2002, the Argentine Government imposed, for a five-year term, a 20% tax on exports of crude oil and a 5% tax on exports of certain oil products. In May 2004, the tax on exports of crude oil and LPG increased to 25% and 20%, respectively, and a 20% tax was levied on exports of natural gas. Effective August 4, 2004, the Argentine government further increased taxes on exports of crude oil by 25% when the price per barrel is U.S.$32 or lower and applied additional incremental taxes ranging between 3% and 20% when the price per barrel of oil ranges between U.S.$32.01 and U.S.$45, with a cap set at 45% when the price exceeds U.S.$45. In 2006, the Argentine government increased taxes on natural gas exports to 45% in the price of gas imported from Bolivia.
This tax regime has adversely affected the profitability of our upstream operations and has prevented the Company from fully benefiting from the significant increases in international oil prices.
Downstream margins
The downstream business in Argentina has been and may continue to be subject to extensive regulatory changes that have affected the sector’s prices and profitability, and these changes have had and may continue to have an adverse effect on the results of the Company’s operations.
Downstream margins have significantly declined since the enactment of the Public Emergency Law. As part of its effort to control inflation, the Argentine government has limited the increase in prices of gasoline and diesel oil at the retail level in the domestic market that would have resulted from (1) higher costs due to increases in WTI prices, (2) the peso devaluation and (3) domestic inflation.

During 2006, the Argentine government exerted increasing pressure on the fuel market, especially on diesel oil. Through a series of rules, regulations and actions, it sought to stabilize domestic prices of fuels and to secure supply for the domestic market. Resolution 25 of the Secretary of Domestic Trade, which was published in October 2006, requires refining companies to satisfy minimum levels of diesel oil demand in the domestic market, with a baseline equal to the prior year demand plus an estimated market variation.
In 2006, the fuel oil market grew for the third consecutive year. Total sales volumes increased by 8.1% and 7.9% in 2006 and 2005, respectively. Sales of diesel oil grew 5.9% boosted by the strong demand from the agricultural, industrial and transport sectors and the domestic gasoline sales totaled 4.3 million cubic meters, 16% more than in 2005. Refineries in Argentina are operating at levels very close to maximum installed capacity. Capacity constraints could result in a temporary lack of supply. Within this context, refining companies have taken several actions to satisfy the growing diesel oil demand, including the import of diesel oil. In light of Resolution 25, we imported 85 thousand cubic meters of diesel oil during 2006.
Considering the gap between import and retail prices, and the restrictions against increasing local prices, the import of diesel oil results in significant losses for the Company. During 2006 and 2005, the Company recognized losses of P$ 38 million and P$ 82 million, respectively, in connection with these imports. Depending on the productive capacity of the Company’s refineries and levels of real market growth, the application of Resolution 25 could require us to continue importing diesel oil, with the consequent adverse effect on our results of operations.
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
As a result of the Argentine government’s measures, electricity prices failed to reflect total generation costs adequately. This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit, which in turn prevented Compañía Administradora del Mercado Eléctrico S.A., or CAMMESA from settling accounts with market agents. In an effort to reduce the Stabilization Fund deficit, the Argentine government first made successive contributions to the fund and subsequently reinstated seasonal adjustments for certain periods, recognizing some increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices. Notwithstanding, these actions have not been enough to restore the Stabilization Fund.
In order to replenish the Stabilization Fund, the Secretary of Energy created an investment fund called the Fund for Investments Required to Increase the Electric Power Supply in the Wholesale Electricity Market (FONINVEMEM or the Fondo para las Inversiones Necesarias que permitan incrementar la oferta de energía eléctrica en el Mercado Eléctrico Mayorista). This fund encouraged WEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina. The Secretary of Energy invited WEM agents to participate in these investments by contributing outstanding credit balances against CAMMESA resulting from the spread between sale prices and generation variable costs, and determined that non-participating agents would only receive payment on any such credits as from the date on which the generators constructed with FONINVEMEM’s resources provide sufficient funds. The Company participated with 65% of the credit balances recorded for the 2004-2006 period with respect to this spread. Total credit balances contributed as of December 31, 2006 amounted to U.S.$41 million.
On October 17, 2005, and under the terms of Resolution No. 1.193 issued by the Secretary of Energy, Petrobras Energía, together with other WEM creditors, formally announced their decision to participate in the construction, operation and maintenance of two plants, of at least 800 megawatts each. Commercial operations in open cycle are expected to commence during the first half of 2008, and in combined cycle by the end of that year. The estimated cost for construction of both plants is approximately U.S.$1,080 million, which is expected to be funded by approximately 48% with contributions made to FONINVEMEM and the remaining balance with an additional charge to demand.

To purchase units and construct, operate and maintain the power plants, two trusts were created within CAMMESA, and the funds corresponding to FONINVEMEM contributions and customer charges will be deposited in the trusts. The construction, operation and maintenance of the power plants will be the responsibility of Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will act for the account of the relevant trusts. These companies are expected to enter into 10-year agreements for the supply of 80% of their electric generation to CAMMESA, at a price that covers all of their costs and allows the trust to reimburse FONINVEMEM contributions. The companies have the power to freely dispose of the remaining 20% of the generated energy. Upon expiration of the supply agreement, the ownership of the assets in trust shall be transferred to generation companies.
The Company has a share of about 8% in both companies. Petrobras Energía, as well as the other WEM creditors, are expected to recover the contributed funds, converted to U.S. dollars and adjusted at a rate of Libor + 1% per annum, in 120 monthly installments, with the funds received by the trusts during the effective term of the supply agreement.
In order to restore the regular operation of the WEM as a competitive market that provides sufficient supply, in December 2004, the Secretary of Energy committed to approving successive seasonal price increases to reach values covering at least total monomic costs by November 2006. However, established prices continue to fail to cover actual costs incurred in generation.
In addition, the Secretary of Energy has undertaken to compensate energy with the marginal cost of the system established in the spot market and capacity with values in U.S. dollars prior to the enactment of the Public Emergency Law, once the market returns to normal conditions with the start of commercial operation of the additional capacity contributed by FONINVEMEM.
e) Recoverability of Assets
Tax loss: As of December 31, 2003, Petrobras Energía recorded a P$1,397 million allowance on loss carry forwards. Considering the then-prevailing Argentine economic situation, the uncertainties related to recovery from the 2002 crisis, and particularly exposure of the Company’s results to fluctuations in the Argentine economy and actions taken by the Argentine government, the recoverability of such tax loss carry forwards remained uncertain at December 31, 2003.
As of December 31, 2005 and 2004, taking into consideration profitability expectations under Petrobras Energía’s business plan, the Company partially reversed this allowance and recorded P$197 million and P$268 million gains in 2005 and 2004, respectively. These reversals were due, among other key factors, to expectations of high and sustained prices for commodities, the recovery of the Argentine economy, the relative stability of and expectations for the main macroeconomic variables in Argentina and measures taken by the Argentine government in connection with the recovery of energy and gas prices. As of December 31, 2006, Petrobras Energía maintained a P$754 million allowance for tax loss carry forwards, which to a large extent expire during 2007.
Minimum presumed income tax credit: As of December 31, 2004, Petrobras Energía recorded a P$72 million allowance on credits paid as a minimum presumed income tax from 1998 to 2002, considering the uncertainty with respect to our ability to use amounts paid under alternative minimum tax rules for the reduction of our future income taxes.
The minimum presumed income tax is complementary to the income tax, since, while the latter is levied on the taxable income for the year, the former represents a minimum tax on potential income on certain assets at a 1% rate. During any given fiscal year, Petrobras Energía’s tax liability is the higher of both taxes. However, if the taxpayer’s liability under the minimum presumed income tax exceeds its liability under the income tax for a given year, the amount in excess may be credited against any income tax payment over the minimum presumed income tax during the following ten fiscal years.

As of December 31, 2005, since the Petrobras Energía’s management believed that it was highly probable that those payments would be used within the statute of limitations period, the relevant allowance was reversed, accounting for a P$45 million gain (attributable to the discounted value of such payments).
Gas areas in Argentina: In 2005, taking into account the regulatory changes introduced by the Argentine government with a view to restoring profitability in the gas business, including the establishment of a framework for the recovery of gas prices, the Company recorded a P$44 million gain from the reversal of previously recorded allowances on the recoverability of investments in gas areas.
2) Migration of Operating Agreements in Venezuela
In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) instructed Petróleos de Venezuela S.A. (PDVSA) to review the 32 operating agreements signed by PDVSA affiliates with oil companies from 1992 through 1997, including agreements signed with Petrobras Energía, through their controlled and affiliated companies in Venezuela to develop the Areas of Oritupano Leona, La Concepción, Acema and Mata. The instruction given by MEP established that PDVSA should take all required actions to convert the operating agreements into mixed-owned companies where the Venezuelan Government, through PDVSA, would be entitled to more than 50% ownership.
During 2005, through different actions, PDVSA exercised pressure on the effective operating agreements as a way to promote migration. Among others: (a) PDVSA approved a reduced amount of development investments for the Oritupano Leona area; (b) the SENIAT (National Integrated Tax Administration Service) performed several tax inspections on the companies that operate the 32 oil operating contracts and, as a result, challenged prior tax filings (as a result of which, the Company recorded P$18 million and P$54 million in losses in 2006 and 2005, respectively); and (c) the applicable income tax rate was increased from 34% to 50%.
On September 29, 2005 and prior to the migration of operating agreement to the new business scheme, Petrobras Energía, through its controlled and affiliated companies in Venezuela, signed provisional agreements with PDVSA, whereby it agreed to negotiate the terms and conditions of the conversion of the operating agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata into mixed-owned companies. The provisional agreement for the Oritupano Leona Area was signed subject to the condition of its prior approval by the Annual Shareholders’ Meeting of the Company and by a Special Shareholders’ Meeting of Petrobras Energía Participaciones S.A., which subsequently approved the agreement.
In March 2006, Petrobras Energía, through its controlled and affiliated companies in Venezuela, entered with PDVSA and Corporación Venezolana de Petróleo S.A. (CVP) into memoranda of understanding (MOUs) in order to effect the migration of the operating agreements. These MOUs established that private investors would hold a 40% share in these mixed-owned companies, with the Venezuelan Government being entitled to a 60% ownership interest. As a result, the direct and indirect interests of Petrobras Energía in the mixed-owned companies that would operate the areas of Oritupano Leona, La Concepción, Acema and Mata would be 22%, 36%, 34.5% and 34.5%, respectively. The MOUs establish that CVP will recognize a divisible and freely transferable credit in favor of Petrobras Energía in the amount of U.S.$88.5 million. These credits will not bear interest and may be used only for the payment of acquisition bonds under any new mixed company project for the development of oil exploration and production activities or licenses for the development of gas exploration and production operations, both in Venezuela.
In August 2006, the relevant conversion agreements were signed for the Oritupano Leona, La Concepción, Acema and Mata areas, which were consistent with the terms agreed in the MOUs. Subsequently, the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were organized and registered with the Public Registry of Commerce of Venezuela. The Venezuelan government has issued the relevant decrees granting the necessary powers to these four companies, and the respective shareholders subsequently made the required capital contributions.
The MOUs established that the economic effects of the migration would become effective on April 1, 2006. From this date to October the fields were under the management of a provisional executive committee formed primarily by PDVSA. Since October the fields have been under the management of the mixed companies themselves. From April to December mixed companies have been financed by Petrobras Energía Venezuela and the other members of the consortiums. See “Business Overview – Oil and Gas Exploration and Production – Oil and Gas Exploration and Production Interest — Production –Production outside of Argentina – Venezuela”.

Due to the ownership structure and governance system defined for the mixed companies, we discontinued the consolidation of our investments in Venezuela in our financial statements as from April 1, 2006. We now record our investments in our Venezuelan affiliates under the equity method, and present their net assets and results in our consolidated financial statements under non-current investments and equity in earnings of affiliates, respectively.
In view of the new contractual framework, as of December 31, 2005, we recognized impairment charges of P$424 million to adjust the book value of our assets in Venezuela to their estimated recoverable value. Of this amount, P$255 million related to property, plant and equipment, P$110 million to deferred tax assets, and P$59 million to non-current investments.
As of December 31, 2006, investments in mixed companies in Venezuela (P$2,510 million) are stated net of an impairment allowance of P$186 million to adjust their book value to their estimated recoverable cost. In addition, as of such date, the Company recorded an asset in respect of the divisible and transferable credit assigned to it upon execution of the conversion agreements, since all of the conditions for the recognition of the credit have been satisfied. This asset, net of an impairment allowance of P$92 million to adjust its book value to its estimated recoverable cost, amounts to P$180 million. The realization of the recorded estimated value of these assets depends on future events, some of which are beyond the Company’s direct control. As a result, actual results could vary significantly from these estimates.
3) Commodity Prices
The Company’s results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and by-product prices.
During 2006, oil prices reached a high of approximately U.S.$80 per barrel on a nominal basis and stabilized at approximately U.S.$60 per barrel. The WTI closed at U.S.$60.8 per barrel as of December 31, 2006, averaging U.S.$66 per barrel during the year. During 2005 and 2004 the average WTI was U.S.$56.6 and U.S.$41.5 per barrel, respectively.
In line with our business integration strategy, the Company manages price risks with a focus on measuring its net risk exposure and monitoring the risks that affect its overall portfolio of assets. Within this policy, the Company’s management regularly evaluates the possibility of using derivative instruments to hedge the exposure to commodity prices. In Argentina, as the Company grows as an integrated energy company and assigns a greater portion of its crude oil production to processing at the Company’s own refineries, the Company’s exposure to fluctuations in the price of crude oil is reduced and a risk profile is created that is increasingly tied to the price of oil byproducts.
4) Oil and gas production in Argentina
Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the Argentine Oil and Gas Institute, proved oil and gas reserves dropped by 34% in the 2001-2005 five-year period.
In 2006, oil production in Argentina declined for the ninth year in a row, though to a lesser extent than in previous years. During the first eleven months of 2006, oil production reached 660,000 barrels per day, a decline of approximately 1% over 2005.
In this context, the Company’s oil and gas reserves in Argentina declined 7% in 2006 and 8.1% in 2005. During the same year, we recorded a 3% increase in production as compared to 2005. See “Business Overview – Oil and Gas Exploration and Production – Reserves”.

As of December 31, 2005, as a result of the decline in reserves, the Company adjusted the book value of certain oil and gas assets to their relevant recoverable value, recognizing a P$132 million loss.
The Company’s business plan provides for major exploratory investments in Argentina, both onshore and off-shore. Due to risks inherent in exploration activities, the Company’s management cannot provide assurance that this downward trend in the Company’s reserves in Argentina can be reversed in the future.
5) Operations in Ecuador
Block 31
Block 31 is mostly located in the Yasuní National Park, a highly ecologically sensitive area in the Amazon region of Ecuador (an area included in the National Heritage of Natural Areas and Protective Woods and Vegetation).
In August 2004, the Ecuadorian Ministry of the Environment approved the Environmental Management Plan in connection with the Project for the Development and Production of Block 31 and granted an environmental license in connection with the Nenke and Apaika fields for the construction stage of the project. In addition, in August 2004, the Ministry of Energy and Mines approved the development plan for Block 31, representing the start of the 20-year exploitation term. The concession contract for Block 31 provides for the free oil production availability.
On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní) and denied us access to Parque Nacional Yasuní. Petrobras Energía changed the Development Plan for Block 31 in order to address the objections posed by the Ecuadorian Ministry of the Environment and finally, after a process involving participation of the affected communities, submitted a new Environmental Impact Assessment (EIA). The new EIA was approved by the Ministry of the Environment and the Ministry of Energy and Mines, and the issuance of a new environmental license to resume development works in Block 31 was officially requested on January 4, 2007. All relevant formalities have been completed in connection with this request, and the request for a license is awaiting approval by the Ecuadorian Minister of the Environment.
Crude oil transportation agreement with Oleoductos de Crudos Pesados Ltd. (OCP)
Regarding the exploitation of Blocks 31 and 18, the Company entered into an agreement with OCP, whereby an oil transportation capacity of 80,000 barrels per day is secured for a 15-year term, starting November 10, 2003. Under the “ship or pay” transportation agreement clause, the Company must fulfill its ship or pay contractual obligations for the aggregate oil volume committed, even though no crude oil is transported, and pay, as well as all other producers, a fee covering OCP’s operating costs and financial services. As of December 31, 2006, this fee amounted to U.S.$2.27 per barrel. Costs in connection with the transportation capacity are invoiced by OCP and charged to expenses on a monthly basis.
The Company expects that during the effective term of the “Ship or Pay” transportation agreement, oil production will be lower than the aggregate transportation capacity committed. This assumption is based on: estimated delays in the development of Block 31 and the current estimated reserve potential of Block 31. Considering this situation and with a view to mitigating its effects, the Company has sought to sell a portion of the contracted transportation capacity volumes. As of December 31, 2006, the Company had sold a transportation capacity of about 8,000 barrels of oil per day for the July 2004/December 2012 period and of 16,000 barrels per day of oil for a two-year period as from December 2006. The impact of the net shortfall is considered for the purpose of analyzing the recoverability of assets in Ecuador.

Tax credits derived from operations
In August 2001, the Ecuadorian Tax Authority (SRI) notified that it would not refund credits maintained with respect to value added taxes paid for the import and domestic purchase of goods and services required for the production of hydrocarbons intended for export, based on its position that these value added taxes were considered at the time of determining the sharing of oil production between the government and producers. This resolution was challenged in the competent tax court, but no decision has been made as of the date of this Annual Report. On August 11, 2004, Ecuador’s National Congress enacted a new law on value added taxes, which law established that the refund of value added taxes does not apply to oil activities. By reason of the degree of uncertainty related to the recoverability of VAT credits, as of December 31, 2005, the Company maintained an allowance of P$ 88 million.
On December 12, 2006, Ecuadortlc S.A., our subsidiary in Ecuador, signed a Memorandum of Agreement with SRI, the Attorney General’s Office and Petroecuador for the assessment and settlement of credits on value added taxes paid upon purchase of goods and services related to hydrocarbon exploration and development in Block 18. Under the agreement, Ecuadortlc S.A. is entitled to a refund of U.S.$8 million in respect of credits accrued in the July 1999-May 2005 period. The agreement also provides that the same recognition criterion will be used to assess the refund of subsequent credits accumulated from June 2005 to December 2006, in respect of which period the Company estimates a U.S.$12 million recovery. This criterion will be valid until the time when the parties renegotiate their share in the production of the block to take into account the application of value added taxes.
Since as of the date of the financial statements included in this Annual Report, the Company had not begun similar negotiations in connection with the refund of the VAT credits corresponding to Block 31, as of December 31, 2006, the Company maintains an allowance on such credits of P$46 million. The Company believes, however, that it is entitled to similar compensation, either by way of payment by SRI or by renegotiating its share in oil production, because the export of goods and the provision of services were not subject to VAT when the production sharing for the block was established.
Law Amending the Hydrocarbon Law in Ecuador
In April 2006, the Ecuadorian government approved the Oil & Gas Reform Law, which assigns to the government an interest of at least 50% of the excess revenues resulting from the increase in the price of Ecuadorian crude (effective monthly average price of FOB price) over the average monthly sales price of such oil at the execution date of the relevant production agreement, expressed in constant values for the month in which settlement occurs. In July 2006, the competent authorities published the relevant regulations implementing the law, and subsequently Ecuadortlc and Petroecuador expressed divergent interpretations of the regulations.
In order to resolve these differences and after the request of Ecuadortlc, Petroecuador asked the Attorney General to issue an opinion on this matter. In the meantime, Ecuadortlc paid U.S.$12 million in aggregate to Petroecuador, which payments correspond to amounts purportedly owed to the Ecuadorian Government under the new law. In October 2006, Ecuadortlc was informed that the Attorney General’s opinion exempted the income derived from the Palo Azul field from the scope of application of the new law, given that the development agreement for Palo Azul contains provisions under which the Ecuadorian Government receives more than 50% of the benefits. Notwithstanding the Attorney General’s opinion, however, in January 2007, Petroecuador submitted a claim to Ecuadortlc in favor of the government for U.S.$26 million in respect of the benefits corresponding to the government under the new law from April 2006 to December 2006. In its counsel’s opinion, Ecuadortlc has legal grounds to consider this claim as invalid. Although Ecuardortlc is of the view that it has valid legal grounds not to make payments under the new law, as of December 31, 2006, Ecuadortlc maintained an allowance of P$37 million (U.S.$12 million) on receivables in respect of such payments.
On February 15, 2007, Ecuadortlc paid the remaining amount of Petroecuador’s claim (U.S.$14 million), reserving its right to seek reimbursement.
Preliminary Agreement with Teikoku Co. Ltd. — Teikoku
In January 2005, the Company entered into a preliminary agreement with Teikoku, whereby after receipt of approval and authorization from the Ministry of Energy and Mines of Ecuador, the Company would assign 40% of the rights and obligations resulting from the Blocks 18 and 31 participation agreements. In addition, the parties agreed that, when the production in Block 31 reaches an average of 10,000 barrels per day within a period of 30 calendar days, Teikoku would assume payment of 40% of the crude oil transportation agreement with OCP. On January 11, 2007, the agreement was approved by the Ministry of Energy and Mines of Ecuador. As a result of this authorization, the parties are currently in the process of completing the necessary formalities, including the necessary steps towards obtaining amendments to these participation contracts, which Petroecuador must sign, in order to incorporate Teikoku as a partner in the agreements. Once the amendments are finalized, the terms and economic conditions of this transaction will go into effect.

6) Operations in Bolivia
The new Hydrocarbons Law No.3058, effective May 19, 2005, abrogates former Hydrocarbons Law No. 1689 enacted on April 30, 1996. This law provides, among other things, increased taxes for companies in this sector by means of a 18% royalty percentage and a 32% Direct Tax on Hydrocarbons (DTH) directly applicable on 100% of production. Such taxes are in addition to the taxes in force under Law No. 843.
In May 2006, the Bolivian government established the so-called “hydrocarbon nationalization” under Supreme Decree No. 28,701. This Decree provides that as from May 1, 2006 oil companies must deliver to YPFB the property of all hydrocarbon production for sale. Under the Decree, oil companies had a 180-day transition term to subscribe new agreements, which must be individually authorized and approved by the Bolivian Legislature. The Ministry of Hydrocarbons and Mines would determine, on a case-by-case basis, the interest corresponding to oil companies by means of investment audits, operational costs and profitability indicators. The current distribution of the oil and gas production value was maintained during the transition period, in the case of fields, such as the Colpa Caranda field, that had certified average production of natural gas for 2005 lower than 100 million cubic feet per day.
In October 2006, our Bolivian branch entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos, or YPFB, under which we agreed to conduct, at our expense and account, exploration and production activities at the Colpa Caranda field on behalf of YPFB. Under the agreement, YPFB is the owner of all hydrocarbons. YPFB is required to pay all royalties and taxes, which in the aggregate represent approximately 50% of the value of production, and apply the remainder first to the payment of the expenses and depreciation incurred by our Bolivian branch for the development and exploitation of the field and then distribute any remaining balance between YPFB and our branch on the basis of a formula that considers, among other factors, production volumes, the rate of depreciation, sales prices and taxes paid. The agreement was approved by the Bolivian Legislature in November 2006 and enacted on January 11, 2007. As of the date of the Annual Report, the agreement is not fully effective as some formalities are still pending.
In addition, Decree No. 28,701 provides, among other things, that the Bolivian government shall recover full participation in the entire oil and gas production chain, and for this purpose provides for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one of the shares in a number of companies, among which is Petrobras Bolivia Refinación. This transfer will be made after both parties agree on the value of the economic compensation that YPFB shall pay to the Company and completion of certain corporate and legal steps. The Company’s management does not have sufficient information to estimate the effects, if any, of the new business scenario arising from the new law.
7) Tax benefits regarding Innova operations – FUNDOPEM
The Company, through Innova’s operations in Brazil, enjoys a tax benefit pursuant to an incentive program granted by the state of Rio Grande do Sul, in Brazil, for companies located in that state. The benefit consists of a 60% reduction of the ICMS (interstate goods transport tax) until 2007.
Under this program, the Company recorded P$46 million and P$42 million gains in 2006 and 2005, respectively.
In 2006, Innova started construction of a new ethylbenzene plant. This new plant is expected to meet the legal requirements necessary to extend Innova’s rights to receive this tax benefit until 2015.

8) Derivative financial instruments
As of December 31, 2006 and 2005, the Company no longer had any crude oil hedging derivative instruments. As of December 31, 2004, we had derivative instruments outstanding, and our derivative position was fully composed of instruments that did not qualify for hedge accounting. We recognized financial losses attributable to such instruments in the amount of P$295 million, P$687 million in 2005 and 2004, respectively.
9) Environmental matters
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
In 2006, 2005 and 2004 environmental remediation costs charged to income totaled P$5 million, P$29 million and P$51 million, respectively.

DISCUSSION OF RESULTS
The following tables set out net sales, gross profit and operating income for each of our business segments for the years ended December 31, 2006, 2005 and 2004, both including proportional consolidation, which is required by Argentine general accounting standards, and excluding the proportional consolidation of the companies under common control. Our management analyzes our results and financial condition separately from the results and financial conditions of these companies and we believe financial information without proportional consolidation is useful to investors in evaluating our financial condition and results of operations. See “ — Proportional Consolidation and Presentation of Discussion” and “ — Reconciliation Tables”. Net sales eliminations relate to intersegment sales. Gross profit eliminations relate to adjustments related to intersegment sales and costs associated with such sales. Intersegment transactions are made at market prices.
The business segment year-to-year comparisons that follow the table do not exclude intersegment sales.

With Proportional Consolidation	For the year ended December 31,
	2006	2005	2004
	(in millions of pesos)
Net sales (1)

Oil and Gas Exploration and Production	4,781	4,657	3,647
Refining and Distribution	4,531	3,856	3,359
Petrochemicals	2,490	2,178	1,877
Gas and Energy	2,593	2,136	1,804
Corporate and Eliminations (2)	(2,650)	(2,172)	(1,924)

Total	11,745	10,655	8,763

Gross Profit (3)

Oil and Gas Exploration and Production	2,662	2,635	1,910
Refining and Distribution	(184)	107	257
Petrochemicals	307	377	374
Gas and Energy	680	530	465
Corporate and Eliminations (2)	29	(40)	(24)

Total	3,494	3,609	2,982

Operating Income

Oil and Gas Exploration and Production	2,179	2,039	1,270
Refining and Distribution	(468)	(149)	10
Petrochemicals	162	267	278
Gas and Energy	537	450	378
Corporate and Eliminations (2)	(262)	(302)	(258)

Total	2,148	2,305	1,678

(1)	Royalties with respect to the oil and gas business in Argentina, Peru and Bolivia are accounted for as a cost or production and are not deducted in determining net sales.

(2)	Eliminations correspond to sales between our business units and their associated costs.

(3)	Net sales less cost of sales.

Without Proportional Consolidation (Unaudited)	For the year ended December 31,
	2006	2005	2004
	(in millions of pesos)
Net Sales (1)

Oil and Gas Exploration and Production	4,781	4,657	3,647
Refining and Distribution	4,531	3,856	3,359
Petrochemicals	2,490	2,178	1,877
Gas and Energy	1,306	972	784
Corporate and Eliminations (2)	(2,650)	(2,151)	(1,911)

Total	10,458	9,512	7,756

Gross Profit (2)

Oil and Gas Exploration and Production	2,662	2,635	1,910
Refining and Distribution	(184)	107	257
Petrochemicals	307	377	374
Gas and Energy	267	190	129
Corporate and Eliminations (2)	29	(40)	(27)

Total	3,081	3,269	2,643

Operating Income

Oil and Gas Exploration and Production	2,179	2,039	1,270
Refining and Distribution	(468)	(149)	10
Petrochemicals	162	267	278
Gas and Energy	280	209	149
Corporate and Eliminations (2)	(262)	(302)	(258)

Total	1,891	2,064	1,449

(1)	Royalties with respect to the oil and gas business in Argentina, Peru and Bolivia are accounted for as a cost or production and are not deducted in determining net sales.

(2)	Eliminations correspond to sales between our business units and their associated costs.

(3)	Net sales less cost of sales.
Year ended December 31, 2006 compared to year ended December 31, 2005
Net income: Net income for 2006 fiscal year increased P$335 million, or 46%, to P$1,064 million from P$729 million in 2005.
Net sales: Net sales increased P$1,090 million or 10.2% to P$11,745 million from P$10,655 million in 2005. Net sales for 2006 fiscal year include P$632 million and P$695 million attributable to our share of the net sales (net of intercompany sales of P$40 million) of CIESA and Distrilec, respectively. Net sales for 2005 fiscal year include P$513 million and P$651 million attributable to our share of the net sales (net of intercompany sales of P$21 million) of CIESA and Distrilec, respectively.
Without proportional consolidation, net sales increased P$946 million, or 9.9%, to P$10,458 million in 2006 from P$9,512 million in 2005, boosted by the significant increase in the WTI and in the price for the main petrochemical and refined products. Sales in the Oil and Gas Exploration and Production, Petrochemicals, Refining and Distribution, Gas and Energy business segments (including intercompany sales) increased P$124 million, P$312 million, P$675 million, P$188 million and P$146 million, respectively. Intercompany sales increased to P$2,650 million in 2006 from P$2,172 million in 2005. Most of these sales were attributable to the Oil and Gas Exploration and Production and the Refining and Distribution and Hydrocarbon Marketing and Transportation business segments or sectors.
Gross profit: Gross profit decreased P$115 million, or 3.2%, to P$3,494 million from P$3,609 million. Gross profit for 2006 includes P$312 million and P$101 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2005 includes P$243 million and P$97 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.
Without proportional consolidation, gross profit declined P$188 million, or 5.8%, to P$3,081 million in 2006 from P$3,269 million in 2005. This drop mainly resulted from a decline in gross profit from the Refining and Distribution (P$291 million) and the Petrochemicals (P$70 million) business segments, partially offset by increases in the Oil and Gas Exploration and Production (P$63 million) and Electricity (P$80 million) business segments or sectors.

Administrative and selling expenses: Administrative and selling expenses increased P$153 million, or 16.3%, to P$1,094 million in 2006 from P$941 million in 2005. Administrative and selling expenses for 2006 include P$23 million and P$94 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively. Administrative and selling expenses for 2005 include P$18 million and P$73 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.
Without proportional consolidation, administrative and selling expenses increased P$127 million, or 14.9%, to P$977 million in 2006 from P$850 million in 2005.
Exploration expenses: Exploration expenses increased P$83 million to P$117 million in 2006 from P$34 million in 2005.
Other operating expense, net: Other operating expense, net accounted for a P$135 million loss in 2006 compared to a P$329 million loss in 2005. Other operating expense, net for 2006 includes losses of P$1 million and P$38 million attributable to our share of other operating expense, net of CIESA and Distrilec, respectively. Other operating expense, net for 2005 includes losses of P$3 million and P$5 million, attributable to our share of other operating expense, net of CIESA and Distrilec, respectively.
Without proportional consolidation, other operating expense, net accounted for losses of P$96 million and P$321 million in 2006 and 2005, respectively.
Operating income: Operating income declined P$157 million, or 6.8%, to P$2,148 million in 2006 from P$2,305 million in 2005. Operating income for 2006 includes a P$288 million gain attributable to our share of the operating income of CIESA and a P$31 million loss attributable to our share of the operating income of Distrilec. Operating income for 2005 includes P$222 million and P$19 million gains attributable to our share of the operating income of CIESA and Distrilec, respectively.
Without proportional consolidation, operating income decreased P$173 million, or 8.4%, to P$1,891 million in 2006 from P$2,064 million in 2005. This decline was mainly attributable to operating losses reported by the downstream business.
Equity in earnings of affiliates: Equity in earnings of affiliates decreased P$62 million, or 22.1%, to P$219 million in 2006 from P$281 million in 2005. Without the proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates decreased P$62 million, or 19.7%, to P$253 million in 2006 from P$315 million in 2005. See “Analysis of Equity in Earnings of Affiliates”.
Financial (expense) income and holding (losses) gains: Financial (expense) income and holding (losses) gains decreased P$393 million, or 43.7%, to P$(506) million in 2006 from P$(899) million in 2005. Losses for 2006 include financial expenses of P$132 million and P$11 million attributable to our share of the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively. Losses for 2005 include financial expenses of P$128 million and P$19 million attributable to our share of the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.
Without proportional consolidation, financial (expense) income and holding (losses) gains decreased P$389 million, or 51.7%, to P$(363) million in 2006 from P$(752) million in 2005. This decline reflects the absence of losses from derivative instruments in 2006, as compared to losses of a P$295 million loss recorded in 2005 from derivative instruments. In addition, this decrease also derived from the decline in interest expense 4.6% to P$457 million in 2006 from P$479 million in 2005, in line with a 7.1% reduction in average indebtedness, and improved results from the sale of securities, a P$48 million gain in 2006 compared to a P$4 million loss in 2005.

Other income (expenses), net: Other income (expenses), net totaled a P$93 million gain in 2006 compared to a P$459 million loss in 2005. Other income (expenses), net include P$9 million and P$11 million losses attributable to our share of other income (expenses), net of Distrilec in 2006 and 2005, respectively.
Without proportional consolidation, other income (expenses), net accounted for a P$102 million gain compared to a P$448 million loss in 2005.
Other income (expenses), net for 2006 mainly reflect:
•	P$85 million gain from the sale of oil areas in Argentina.
•	P$23 million gain from the reversal of an allowance on the investment in Citelec S.A.
•	P$10 million gain from the reversal of an allowance on the investment in Hidroneuquén S.A.
•	P$18 million assessment by SENIAT – Venezuela.
•	P$6 million impairment charge on assets in Venezuela. Other income (expenses), net for 2005 mainly reflect:
•	P$310 million impairment charge on assets in Venezuela.
•	P$88 million impairment charge on areas in Argentina.
•	P$54 million assessment by SENIAT – Venezuela.
Income Tax: Income tax charge for 2006 and 2005 accounted for P$465 million and P$211 million losses, respectively. The income tax for 2006 reflects P$6 million and P$6 million gains attributable to our share of the income tax of CIESA and Distrilec, respectively. The income tax for 2005 reflects P$6 million and P$1 million gains attributable to our share of the income tax of CIESA and Distrilec, respectively.
Without proportional consolidation, income tax accounted for losses of P$477 million and P$218 million in 2006 and 2005, respectively.
Our income tax for 2005 includes a P$197 million gain from the reversal of previously created allowances for tax credits on tax loss carryforwards and a P$45 million gain from the reversal of a previously created allowance on credits recorded with respect to minimum presumed income taxes paid in Argentina from 1998 to 2002. In addition, during 2005, recoverability of the book value of assets in Venezuela was assessed and as a result, a P$110 million impairment charge on deferred tax assets was recorded in 2005.
Excluding the effects mentioned above, income tax charge for 2006 increased to P$477 million compared to P$350 million in 2005, mainly derived from improved results of operations in Ecuador and Peru.

ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT
Oil and Gas Exploration and Production
Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$140 million, or 6.9%, to P$2,179 million in 2006 from P$2,039 million in 2005. Operating income for 2006 and 2005 includes P$186 million and P$639 million gains, respectively, attributable to operations in Venezuela (see “ — Factors Affecting our Consolidated Results of Operations — Migration of Operating Agreements in Venezuela”). Excluding such results, operating income increased P$593 million, or 42.4%, mainly as a consequence of the 36.6% increase in average sales prices of oil equivalent stemming from the 17% rise in the international reference price (WTI).
Net sales: Net sales for this business segment increased P$124 million, or 2.7%, to P$4,781 million in 2006 from P$4,657 million in 2005. This increase was predominately due a rise in the average sales price per barrel of oil which, including the effect of taxes on exports, rose 36.6% to P$132.5 in 2006 from P$97 in 2005, partially offset by a 19% reduction in oil and gas daily sales volumes to 138.4 thousand barrels of oil equivalent in 2006 from 170.9 thousand barrels of oil equivalent in 2005.
In 2006, oil sales volumes dropped 27.6% to 87.3 thousand barrels per day from 120.5 thousand barrels per day in 2005, while daily gas sales volumes increased 2% to 306.7 million cubic feet from 300.8 million cubic feet in 2005.
Net sales for 2006 and 2005 include P$312 million and P$1,175 million, respectively, attributable to the consolidation of operations in Venezuela. Without consolidation of these operations, net sales for the business segment rose P$987 million or 28.3%. As a result of changes in our operating regime in the operating framework in Venezuela, we discontinued the consolidation of our Venezuelan operations as from April 1, 2006. See “ — Factors Affecting our Consolidated Results of Operations — Migration of Operating Agreements in Venezuela”.
Argentina
Net sales in Argentina increased P$512 million, or 23.5%, to P$2,694 million in 2006 from P$2,182 million in 2005, mainly boosted by a 20.2% increase in average sales prices of oil equivalent and a 2.4% rise in combined oil and gas daily sales volumes, which averaged 94.1 thousand barrels of oil equivalent per day. We have made significant investments in oilfields, mainly to improve these basic production curves, which have allowed us to reverse the natural decline of mature fields in Argentina.
Crude oil sales increased P$405 million, or 20.8%, to P$2,349 million in 2006 from P$1,944 million in 2005. This increase was attributable to a 24.5% rise in the average sales price to P$124.4 per barrel in 2006 from P$99.9 per barrel in 2005, mainly from the rise in international reference prices. Average crude oil daily sales volumes dropped 3% to 51.7 thousand barrels in 2006 from 53.2 thousand barrels in 2005.
Total gas sales increased 41.8%, or P$97 million, to P$329 million from P$232 million, mainly as a result of a 29.2% rise in the average sales price and a 9.7% growth in average daily sales volumes. The average sales price for gas increased to P$3.54 per million cubic feet from P$2.74 per million cubic feet, mainly as a consequence of higher export prices for methanol, the renegotiation of Sierra Chata agreements as from May 2005, the deregulation of the gas price for industrial clients and electricity generation companies as from August 1, 2005 and the effect of the increase in international reference prices on some gas contracts. These factors were partially offset by higher taxes on exports. Daily gas sales volumes increased to 254.3 million cubic feet from 231.7 million cubic feet due to higher production at the Austral Basin.
Outside of Argentina
Combined oil and gas sales outside of Argentina decreased P$390 million, or 15.8%, to P$2,072 million in 2006 from P$2,462 million in 2005 mainly due to our operations in Venezuela (see “ — Factors Affecting our Consolidated Results of Operations — Migration of Operating Agreements in Venezuela”). Without consolidation of operations in Venezuela, combined oil and gas sales increased P$473 million, or 36.8%, mainly due to a 29.9% rise in the average sales prices of oil equivalent to P$146 and, to a lesser extent, a 5.3% rise in sales volumes.

Ecuador
In Ecuador, oil sales increased 46.2% to P$652 million in 2006 from P$446 million in 2005, boosted by higher sales volumes and increased sales prices.
Daily oil sales volumes rose to 10.9 thousand barrels, or 15.8%, in 2006. Oil sales volumes for 2005 include the sale of 202.7 thousand barrels attributable to December 2004 production, which was postponed to January 2005 for commercial reasons. Without considering this effect, daily sales volumes increased 23.1%. This improvement was mainly attributable to the progressive development of Block 18, in line with investments made, which included drilling of eight wells and different workovers.
Average sales price increased 26.4% to P$163.6 per barrel in 2006 from P$129.4 per barrel in 2005 mainly due to the rise in the international reference price.
Peru
In Peru, oil and gas sales increased 27.9% to P$902 million in 2006 from P$705 million in 2005, mainly as a result of a 26.1% rise in the average sales price of oil equivalent.
Average crude oil price increased 24.9% to P$184.8 per barrel in 2006 from P$147.9 per barrel in 2005, mainly as a result of the increase in the WTI and, to a lesser extent, amendments to the agreement for the sale of crude oil as from the last quarter of 2006 that changed the composition of the reference crude oil basket. In addition, the average gas sales price increased 73.5% to P$8.5 from P$4.9 per million cubic feet, as a consequence of the rise in fuel oil prices, included in the formula for price calculation.
Daily sales volumes increased 1.4% to 14.7 thousand barrels of oil equivalent in 2006 from 14.5 thousand barrels of oil equivalent in 2005.
Bolivia
In Bolivia, oil and gas sales increased to P$207 million, or 52.2%, in 2006 from P$136 million in 2005 due to changes in the average sales price of oil equivalent. Combined oil and gas daily sales volumes averaged 7.4 thousand barrels of oil equivalent in 2006 and 2005.
Average sales price for gas increased 64.9% to P$12.2 per million cubic feet in 2006 from P$7.4 per million cubic feet in 2005. This improvement was mainly attributable to the rise in fuel oil price, which is included in the formula for calculation of the price for exports to Brazil. In addition, the crude oil average sales price rose 10% due to the increase in export prices.
Mexico
In 2006, sales for other services increased to P$14 million, or 7.7%, compared to P$13 million in 2005.
Gross Profit: Gross profit for this business segment increased P$27 million to P$2,662 million in 2006 from P$2,635 million in 2005. Margin on sales was 55.6% in 2006 and 56.6% in 2005. Without consolidation of operations in Venezuela, gross profit increased P$530 million, or 27.2%, and margin on sales decreased to 55.5% in 2006 from 56.03% in 2005. The average lifting cost rose 21% to P$13.3 per barrel of oil equivalent in 2006 from P$11 per barrel of oil equivalent in 2005, mainly as a consequence of increased oil service rates and growing costs due to inflation in Argentina.

Administrative and selling expenses: Administrative and selling expenses rose P$40 million, or 16.1%, to P$288 million in 2006 from P$248 million in 2005. This increase was mainly attributable to increases in labor costs and, to a lesser extent, in the cost of crude oil transportation derived from the rise in sales volumes in Ecuador.
Exploration expenses: Exploration expenses totaled P$117 million in 2006 and P$34 million in 2005. Expenses for 2006 were mainly attributable to 3D seismic works and unsuccessful exploratory wells in Argentina. In 2005, exploration expenses were mainly attributable to 3D seismic works at the Austral and Neuquén basins, in Argentina.
Other operating expense, net: Other operating expense, net accounted for losses of P$78 million in 2006 and P$314 million in 2005. Losses for 2006 were mainly attributable to costs associated with the unused transportation capacity under the ship or pay contract with OCP in Ecuador (P$178 million), partially offset by a P$74 million gain attributable to the favorable resolution of certain commercial claims in Venezuela. Losses for 2005 mainly reflect costs associated with the unused transportation capacity under the ship or pay contract with OCP (P$184 million), an allowance for tax credits relating to VAT (P$78 million), and environmental remediation expenses (P$27 million).
Refining and Distribution
Operating expenses: Operating expenses for the Refining and Distribution business segment reflected losses of P$468 million and P$149 million in 2006 and 2005, respectively. During 2006, the business operating margin was significantly affected by price control measures in Argentina that prevented us from passing through to market prices the 22% increase in crude oil prices and domestic inflation.
Net sales: Net sales for refinery products increased P$675 million, or 17.5%, to P$4,531 million in 2006 from P$3,856 million in 2005, due to the combined effect of a 8.6% increase in sales prices mainly due to a rise in the price of products not subject to price control measures and, to a lesser extent, a 5.7% increase in sales volumes, specially of gasoline, heavy distillates and VGO.
In line with the significant 17% rise in the price of WTI, average sales prices of aromatics, paraffins, asphalts, VGO and heavy distillates showed improvements of 59%, 27%, 27%, 24% and 21%, respectively, and export sales prices increased 23.9% as a consequence of the increase in international reference prices.
Crude oil volumes processed at the refineries were at similar levels in both years, 63.1 thousand and 62.9 thousand barrels per day in 2006 and 2005, respectively. In October 2006 the overall revamping at San Lorenzo Refinery was completed, which resulted in an increase of 18% in the consolidated crude oil processing capacity of the plant to 80,800 barrels per day.
Total diesel oil sales volumes rose 1.5% to 1,767 thousand cubic meters as a result of higher sales volumes in the domestic market, which in turn derived from a 5.9% increase in demand boosted by the agricultural, industrial and transportation sectors. Our estimated market share in this market declined to 13.6% in 2006 from 14.2% in 2005.
Total gasoline sales volumes rose 17% to 837 thousand cubic meters, mainly due to a 16.4% increase in domestic sales. In 2006 the domestic market for gasoline increased by 15.5%, as a result of economic growth, an increase in purchasing power and the stabilization of sales prices. Within this context, our market share remained close to 14.6% during both 2006 and 2005. In the premium gasoline market, as a result of the 58% increase in sales of Podium gasoline in 2006 (the only gasoline with 100 octanes in the Argentine market), our market share increased to 9.2%.
Asphalt sales volumes declined 2.2%, mainly as a result of a reduction in production due to scheduled shutdowns during the year at the San Lorenzo Refinery. Within this context, domestic market sales increased 1.2%, while exports declined 26.3%.

As regards heavy distillates and VGO, sales volumes increased 21% and 14.5% to 617 thousand and 202 thousand tons, respectively, primarily due to the decrease in stock to average levels.
Gross profit: Gross profit for 2006 accounted for a P$184 million loss compared to a P$107 million gain in 2005. Price control measures that prevented us from passing through crude oil increases and domestic inflation to final prices was a determining factor in our negative gross margins during 2006. In addition, the commitment to meet the growing domestic demand resulted in a lower export surplus. In addition, diesel oil imports (85 thousand and 272 thousand cubic meters in 2006 and 2005, respectively) had a negative impact on our gross profit, particularly in 2005. Considering the differential between import prices and retail prices and the impossibility of passing it through to consumer prices, these imports resulted in negative margins on sales.
Administrative and selling expenses: Administrative and selling expenses increased 15.5% to P$290 million in 2006 from P$251 million in 2005, mainly due to a rise in labor costs.
Other operating income (expense), net: Other operating income (expense), net recorded a P$6 million gain in 2006 and a P$5 million loss in 2006 and 2005, respectively.
Petrochemicals
Operating income: Operating income for the Petrochemicals business segment declined P$105 million, or 39.3%, to P$162 million in 2006 from P$267 million in 2005, due to a reduction on the spread of styrenics products in Argentina, and higher administrative and selling expenses.
Net sales: Net sales (net of eliminations in the amount of P$308 million and P$170 million for inter-segment sales between our Argentine and Innova’s styrenics operations) increased P$312 million, or 14.3%, to P$2,490 million in 2006 from P$2,178 million in 2005, due to increased sales volumes, both in Argentina and Brazil, and higher sales prices in line with the rise in international reference prices.
— Styrenics — Argentina
In Argentina, styrenics sales increased P$155 million, or 17.5%, to P$1,039 million in 2006 from P$884 million in 2005 due to the combined effect of a 9% increase in sales volumes and a 7.8% improvement in average sales prices.
In 2006, in line with the rise in international reference prices, average sales prices for this business improved compared to 2005 with increases of 11.1%, 9.7% and 2.8% for the styrene, synthetic rubber and polystyrene lines, respectively.
Sales volumes rose basically as a result of increased consumption in the domestic market and the consequent improvement in the industrial activity level. In the domestic market, the market share remained at 100% for styrene and reached 82.4% for polystyrene.
During 2006, styrenics performance was as follows:
a) Styrene and propylene propane sales volumes increased 6.6% to 74.1 thousand tons, with an 8% rise in export volumes and a 6% improvement in domestic sales, boosted by increased consumption and construction growth. As from the third quarter of 2006, production capacity at Puerto General San Martin styrene plant increased from 110 to 160 thousand tons per year. This increase in capacity was achieved as a consequence of works performed during a 2-month plant shutdown.
b) Ethylbenzene sales volumes increased 13.3% compared to 2005, to 48.6 thousand tons due to increased sales to Innova. The Puerto General San Martin plant shutdown generated ethylbence surplus production, which was sent to Innova for processing and conversion into styrene and polystyrene.

c) Polystyrene and bops sales volumes climbed 11% to 72.1 thousand tons, with a 26% increase in the domestic market and a 10% reduction in exports. Polystyrene sales volumes in the domestic market achieved a historical record. The Company’s nature as the only domestic producer of polysterene granted it competitive advantages within the context of the price control policy implemented by the National Government. This helped us achieve a market share increase of approximately 10 points from 73% to 82.4%. The reduction in export volumes derived from the need to meet domestic demand and the lower styrene availability as a consequence of the San Martín plant shutdown, and trade union conflicts that limited plant availability. In light of these events and in line with the regional integration of our operations, demand was satisfied with imports from Innova.
d) Synthetic rubber sales volumes increased to 55.8 thousand tons, or 5.9%, mainly due to an increase in exports to the Asian market. In the domestic market, the Company maintained its leading position with sales volumes similar to those recorded in 2005.
— Styrenics — Brazil — Innova
Innova sales increased by P$242 million, or 24.9%, to P$1,214 million in 2006 from P$972 million in 2005, due to the combined effect of a rise in sales volumes and increased prices.
Styrene sales volumes rose 15.4% to 136.4 thousand tons due to higher demand from domestic clients in the polyester and acrylic resin segments and increased exports to Argentina. Polystyrene sales volumes increased 19.8% to 114.3 thousand tons due to higher domestic sales and increased exports to Argentina. The integration of operations in Argentina and Brazil served to overcome the product shortage resulting from the Puerto General San Martin plant shutdown in Argentina and meet the growing demand. Styrene and polystyrene average prices recorded 6.7% and 0.8% increases, respectively, as a consequence of a rise in international references.
Fertilizers
Fertilizers sales increased P$53 million, or 10.8%, to P$545 million in 2006 from P$492 million in 2005, mainly due to a 10.6% increase in sales volumes to 747 thousand tons. Volume increases resulted from a 24% increase in demand derived from favorable weather conditions and expectations of higher future grain prices. With a growing share in the product mix, sales of liquid fertilizers increased 28%.
Gross profit: Gross profit decreased P$70 million, or 18.6%, to P$ 307 million in 2006 from P$377 million in 2005, due to higher costs of raw materials and labor in Argentina, partially offset by higher sales volumes. Gross margin on sales decreased to 12.3% from 17.3% reflecting the impact of reduced margins in Argentina and in fertilizers.
— Styrenics — Argentina
Gross profit declined P$71 million, or 38.8%, to P$112 million in 2006 from P$183 million in 2005, mainly due to the rise in variable production costs, mainly derived from the increase in imported volumes of styrene and polystyrene to replace the Company’s own production during the Puerto General San Martin plant shutdown and in fixed labor costs. Gross margin on sales declined to 10.8% from 20.7%.
— Styrenics — Brazil
Gross profit increased P$35 million, or 44.3%, to P$114 million in 2006 from P$79 million in 2005. Gross margin on sales rose to 9.4% from 8.1% mainly as a consequence of lower benzene costs under agreements with suppliers.
Fertilizers
Gross profit decreased P$34 million, or 29.6%, to P$81 million in 2006 from P$115 million in 2005, and gross margin on sales declined to 14.9% from 23.4% as a consequence of higher raw material costs in line with the rise in international reference prices, the impact of which could only be partially passed through to sales prices.

Administrative and selling expenses: Administrative and selling expenses increased P$34 million, or 23.8%, to P$177 million in 2006 from P$143 million in 2005, primarily due to higher labor costs and, to a lesser extent, higher freight costs derived from increased export volumes.
Other operating income, net: Other operating income, net recorded P$32 million and P$33 million gains in 2006 and 2005, respectively, mainly attributable to the collection of FUNDOPEM tax benefits.
Gas and Energy
Marketing and Transportation of Gas
Operating income: Operating income for the Marketing and Transportation of Gas operations increased P$ 65 million or 23.2% to P$345 million in 2006 from P$280 million in 2005. Operative income includes P$288 million and P$222 gains in 2006 and 2005, respectively, attributable to the proportional consolidation of CIESA. Excluding proportional consolidation, operating income for this sector did not record significant changes compared to 2005 totaling P$57 million and P$58 million in 2006 and 2005, respectively.
Net sales: Sales revenues increased P$188 million, or 31%, to P$794 million in 2006 from P$606 million in 2005, mainly due to the rise in gas and liquid fuel prices.
Revenues from the sale of gas produced by us and imported gas increased P$97 million, or 31.4%, to P$406 million in 2006 from P$309 million in 2005, mainly as a result of a 26.1% rise in sales prices derived from the recovery of the gas price for industrial clients and electricity generation companies in line with the scheduled price increases determined by the Secretary of Energy and higher export prices due to the rise in international reference prices. Sales volumes recorded a 2.6% increase from 260.9 million cubic feet per day in 2005 to 267.8 million cubic feet per day in 2006 as a result of higher volumes of gas produced by the Company, mainly from fields at the Austral Basin.
Revenues from the sale of liquid fuels increased P$42 million, or 16%, to P$304 million in 2006 from P$262 million in 2005 due to a 15% increase in sales prices as a consequence of higher international reference prices. Sales volumes recorded a 1.2% increase from 267.1 thousand tons in 2005 to 270.3 thousand tons in 2006.
Gas and LPG brokerage services accounted for P$84 million and P$35 million in sales revenues during 2006 and 2005, respectively.
Gross profit: Gross profit in 2006 declined P$3 million, or 11.1%, to P$24 million in 2006 from P$27 million in 2005.
Other operating income, net: Other operating income, net (mainly attributable to income from technical assistance services to TGS) totaled P$38 million and P$35 million gains in 2006 and 2005, respectively.
Electricity
Operating income: Operating income for the Electricity sector of the Gas and Energy business segment increased P$22 million or 12.9% to P$192 million from P$170 million. Operating income includes a loss of P$31 million compared to a P$19 gain in 2005, attributable to the proportional consolidation of Distrilec. Excluding proportional consolidation, operating income for this sector increased P$72 million, or 47.7%, to P$223 million in 2006 from P$151 million in 2005, mainly as a consequence of increased generation margins derived from a rise in average prices, partially offset by higher variable costs for generation and purchase of energy.
Electricity Generation
Net sales: Net sales of electricity generation increased P$145 million, or 40.8%, to P$500 million in 2006 from P$355 million in 2005, primarily due to a 36.5% improvement in generation prices. The increase in average energy sales prices is primarily attributable to the scheduled price increases implemented during the second quarter of 2004 by the Secretary of Energy in line with the recovery of gas prices.

Net sales attributable to the Genelba Power Plant increased P$109 million, or 37.6%, to P$399 million in 2006 from P$290 million in 2005, primarily due to an increase in the average sales price to P$73.3 per MWh, or 38.6%, in 2006 from P$52.9 per MWh in 2005. Energy delivered was at similar levels in both years totaling 5,446 GWh in 2006. The Genelba Power Plant’s availability factor increased to 96% from 94% and the plant factor was close to 91% in both years.
Net sales attributable to the Pichi Picún Leufú Hydroelectric Complex increased P$36 million, or 55.4%, to P$101 million in 2006 from P$65 million in 2005, due to the combined effect of an improvement in sales prices and higher generation volumes. The average sales price increased 31.2% to P$66.9 per MWh in 2006 from P$51.2 per MWh in 2005. During 2006, energy delivered increased to 1,510 GWh, or 20.3%, from 1,255 GWh in 2005, primarily due to increased water supply at the Comahue Basin and a higher demand for energy.
Gross profit: Gross profit for the generation business sector increased P$79 million, or 49.1%, to P$240 million from P$161 million. Gross margin rose to 48% from 45.4% mainly due to the significant improvement in prices and, to a lesser extent, increased sales volumes. The Company’s competitive advantages resulting from being an integrated energy company and operating both thermal and hydroelectric generation plants allowed the Company to capitalize on market opportunities and increase sales volumes.
Administrative and selling expenses: Administrative and selling expenses for the generation business sector increased P$4 million, or 33.3%, to P$16 million in 2006 from P$12 million in 2005.
ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES
In the following discussion, unless we specifically mention that a figure represents our share of the affiliate’s results, the amounts attributed to each affiliate or company represents the total amount recorded by that affiliate or company.
Compañía de Inversiones de Energía S.A. (CIESA) / Transportadora de Gas del Sur S.A. (TGS): Our equity in the earnings of CIESA and TGS increased P$11 million to P$71 million in 2006 from P$60 million in 2005 mainly as a consequence of the favorable performance of TGS’s NGL production and marketing segment.
Total sales revenues increased approximately 23% or P$245 million to P$1,309 million. Sales revenues from the gas transportation segment increased 7% or P$32 million to P$492 million. This improvement was mainly attributable to the execution of new settled transportation agreements. Some of these agreements were subscribed as a consequence of the expansion of the San Martín Gas Pipeline completed in August 2005, which resulted in an increase in transportation capacity of 2.9 million cubic meters per day. Revenues from NGL production and marketing activities increased 33% or P$180 million to P$726 million mainly as a result of: (i) a 16% increase in sales volumes; (ii) a rise in the sales price of ethane agreed with Polisur, effective January 2006, and (iii) an increase in export prices in line with international reference prices.
CIESA’s operating income increased P$127 million, or 28.7%, to P$569 million in 2006, mainly as a consequence of higher sales revenues from the unregulated segment, partially offset by a rise in natural gas prices and, to a lesser extent, increased labor costs.
Distrilec Inversora S.A. (Distrilec)/Edesur S.A. (Edesur): Our equity in the earnings of Distrilec accounted for a P$29 million increase in losses to P$37 million in 2006 from P$8 million in 2005.
Income from Edesur services increased P$73 million, or 5%, to P$1,412 million in 2006 due to a 4.9% growth in the demand for energy.

Distrilec’s operating income accounted for a P$41 million loss in 2006 compared to a P$9 million gain in 2005, mainly as a consequence of a rise in costs for the purchase of energy, and increased services under contract and higher compensation.
Refinería del Norte S.A. (Refinor): In 2006, our equity in the earnings of Refinor decreased P$15 million to P$32 million from P$47 million in 2005. This decline resulted primarily from a drop in gross profit derived from an increase in crude oil costs, which could not be fully passed through to domestic sales prices due to price control measures.
Refinor’s sales increased 6.1% or P$87 million to P$1,516 million in 2006 from P$1,429 million in 2005, mainly as a result of a 10.7% average rise in sales prices, partially offset by a 4% average reduction in sales volumes.
In 2006, in line with the increase in international reference prices, Refinor’s average sales prices were higher compared to 2005, primarily for exports and products not subject to the inflation control policy implemented by the Argentine Government.
The volume of crude oil processed decreased 4.5% to 17.1 thousand barrels per day due to the discontinued supply of condensate from Bolivia as from May 2006 on account of the hydrocarbon nationalization policy implemented by the Bolivian government. The volume of gas processed averaged 18.7 million cubic meters per day, a level similar to that recorded in 2005.
Refinor’s operating income dropped 19.6% or P$48 million to P$197 million, mainly reflecting the decline in gross profit and increased transportation and freight expenses and labor costs.
Petroquímica Cuyo S.A. (Cuyo): Our equity in the earnings of Cuyo increased P$8 million to P$15 million in 2006 from P$7 million in 2005. This increase is mainly attributable to an improvement in gross profit resulting from higher sales volumes, partially offset by reduced margins on sales.
Cuyo’s sales increased 39.4% or P$133 million to P$470 million in 2006, mainly due to a 25% increase in sales volumes attributable to the scheduled plant shutdown in 2005, and, to a lesser extent, a 12% improvement in sales prices in line with the rise in crude oil prices which resulted in strong increases in international reference prices for the petrochemical industry.
Cuyo’s operating income increased 25% or P$16 million to P$80 million mainly due to higher sales volumes. Operating margins dropped to 17% from 19% since increased costs could only be partially passed through to sales prices.
Petrobras Bolivia Refinación (PBR): Our equity in the earnings of PBR increased by P$28 million to P$82 million in 2006 from P$54 million in 2005 as a consequence of an improvement in gross profit derived from a 5% increase in sales volumes and a 5.2% rise in the average sales price. The average sales price was positively affected by the rise in international reference prices. In 2005, the recognition of bad debt allowances, especially for credits with the Bolivian government and tax claims, had an adverse impact on PBR’s results.
Crude oil volumes processed in 2006 increased 0.2% to 39.9 thousand barrels per day as a consequence of a greater operating availability of refining units. Gasoline volumes exceeded 2005 figures with a monthly average of 49.5 thousand cubic meters. Reconstituted oil reached monthly average sales levels of 51.3 thousand cubic meters. Diesel oil volumes were slightly lower compared to 2005, with average sales of 53.6 thousand cubic meters per month.
Oleoductos del Valle S.A. (Oldelval): Our equity in the earnings of Oldelval increased P$4 million to P$8 million from P$4 million as a consequence of an improvement in gross profit derived from a significant rise in sales, partially offset by increased operation costs.

Oldelval’s sales revenues increased 26.3% or P$31 million to P$149 million mainly due to a rise in rates of approximately 17% and, to a lesser extent, a 7.8% increase in transported volumes to 70.5 million barrels.
Petrolera Entre Lomas S.A (PELSA): Our equity in the earnings of PELSA increased P$6 million to P$33 million from P$27 million, mainly due to the combined effect of improved margins on sales and increased crude oil sales volumes.
Sales revenues increased 28.8% or P$106 million to P$474 million due to the combined effect of a 20% improvement in prices attributable to the rise in the international price of crude oil and increased volumes (9%).
Year ended December 31, 2005 compared to year ended December 31, 2004
Net income: Net income decreased P$46 million, or 5.9%, to P$729 million in 2005 from P$775 million in 2004.
Operations for the year were developed within a context characterized by high prices of international crude oil and main by-products, in which operating income significantly increased.
However, the estimated significant negative effects resulting from migration of operating agreements in Venezuela had a strong impact on the results for the year and weakened the magnitude of the operating income improvement. In addition, the increase in the income tax charge, which in 2004 was offset against the allowance provided for tax loss carry forwards, had a negative impact.
Conversely, the reduced position of derivative instruments that do not qualify for hedge accounting derived in a significant reduction in related losses, thus offsetting the negative effects mentioned above.
Net sales: Net sales increased P$1,892 million, or 21.6%, to P$10,655 million in 2005 from P$8,763 million in 2004. Sales for 2005 reflect P$513 million and P$651 million attributable to the share of the net sales (net of intercompany sales of P$21 million) of CIESA and Distrilec, respectively. Net sales for 2004 reflect P$485 million and P$535 million, attributable to the share of the net sales (net of intercompany sales of P$13 million) of CIESA and Distrilec, respectively.
Without proportional consolidation, net sales increased P$1,756 million, or 22.6%, to P$9,512 million in 2005 from P$7,756 million in 2004 boosted by the significant increase in the WTI and the main petrochemical and refined products. Sales in the Oil and Gas Exploration and Production, Petrochemicals and Refining and Distribution business segments (including intercompany sales) increased P$1,010 million (28%), P$301 million (16%) and P$497 million (15%), respectively. Reflecting the growing integration of business operations, intercompany sales increased to P$2,172 million in 2005 from P$1,924 million in 2004. Most of these sales are attributable to the Oil and Gas Exploration and Production and the Refining and Distribution business segments.
Gross profit: Gross profit increased P$627 million, or 21%, to P$3,609 million in 2005 from P$2,982 million in 2004. Gross profit for 2005 reflects P$243 million and P$97 million attributable to the share of the gross profit of CIESA and Distrilec, respectively, and P$3 million in eliminations. Gross profit for 2004 reflects P$250 million and P$86 million, attributable to the share of the gross profit of CIESA and Distrilec, respectively.
Without proportional consolidation, gross profit grew P$626 million, or 23.7%, to P$3,269 million in 2005 from P$2,643 million in 2004. This increase mainly stems from a rise in the Oil and Gas Exploration and Production (P$725 million) and Electricity (P$52 million) business segments, partially offset by a P$150 million drop in the Refining and Distribution segment. See “Analysis of Operating Income”.
Administrative and selling expenses: Administrative and selling expenses increased P$94 million, or 11.1%, to P$941 million in 2005 from P$847 million in 2004. The 2005 fiscal year reflects P$18 million and P$73 million attributable to the share of the administrative and selling expenses of CIESA and Distrilec, respectively. The 2004 fiscal year reflects P$16 million and P$66 million attributable to the share of the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased P$85 million, or 11.1%, to P$850 million in 2005 from P$765 million in 2004. See “Analysis of Operating Income”.
Exploration expenses: Exploration expenses decreased P$99 million to P$34 million in 2005 from P$133 million in 2004. See “Analysis of Operating Income – Oil and Gas Exploration and Production”.
Other operating income (expense), net: Other operating income (expense), net accounted for P$329 million losses in 2005 compared to P$324 million losses in 2004. Other operating income (expense), net for 2005 reflects losses of P$3 million and P$5 million, attributable to the share of other operating income (expense), net of CIESA and Distrilec, respectively. Other operating income (expense), net for 2004 reflects losses of P$19 million and P$6 million, attributable to the share of other operating income (expense), net of CIESA and Distrilec, respectively, and P$3 million in eliminations.
Without proportional consolidation, other operating income (expense), net accounted for losses of P$321 million in 2005 and P$296 million in 2004. See “Analysis of Operating Income”.
Operating income: Operating income grew P$627 million, or 37.4%, to P$2,305 million in 2005 from P$1,678 million in 2004. Operating income for 2005 reflects P$222 million and P$19 million attributable to the share of operating income of CIESA and Distrilec, respectively. Operating income for 2004 reflects P$215 million and P$14 million attributable to the share of operating income of CIESA and Distrilec, respectively.
Without proportional consolidation, operating income increased P$615 million, or 42.4%, to P$2,064 million in 2005 from P$1,449 million in 2004. This increase mainly derived from the rise in gross profit in the Oil and Gas Exploration and Production segment. See “Analysis of Operating Income” – Without Proportional Consolidation”.
Equity in earnings of affiliates: Equity in earnings of affiliates increased P$179 million, or 175.5%, to P$281 million in 2005 from P$102 million in 2004. Without proportional consolidation, equity in earnings of affiliates increased P$193 million, or 158.2%, to P$315 million in 2005 from P$122 million in 2004. This increase basically derives from improvements in the results of Citelec, CIESA and PBR, partially offset by the Coroil and Mata impairment charge. See “Analysis of Equity in Earnings of Affiliates”.
Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) decreased P$366 million, or 29%, to P$899 million in 2005 from P$1,265 million in 2004. The year 2005 reflects financial expenses of P$128 million and P$19 million, attributable to the share of the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively. The year 2004 reflects Financial expenses of P$144 million and P$20 million, attributable to the share of the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.
Without proportional consolidation, financial income (expense) and holding gains (losses) reflected losses of P$752 million in 2005 and P$1,101 million in 2004. The drop is primarily attributable to the decline in losses relating to derivative instruments used to hedge the price of crude oil to P$295 million from P$687 million, respectively, as a consequence of: (a) a reduced position, and (b) a lower increase in the future curve of oil, 30.4% compared to 53.9%.
Conversely, results from the sale of securities in 2005 recorded a P$4 million loss compared to a P$103 million gain in 2004, mainly on account of the changes implemented by PDVSA in the payment of the compensations provided for in operating agreements. Interest expense slightly increased 1.9% to P$479 million in 2005 from P$470 million in 2004, in line with the rise in the exchange rate on indebtedness mostly denominated in U.S. dollars. U.S. dollar-denominated average indebtedness fell 5%.
Other expenses, net: Other expenses, net recorded losses of P$459 million in 2005 and P$40 million in 2004. Other expenses, net reflect an P$11 million loss in 2005 attributable to the share of other expenses, net of Distrilec compared to a P$14 million loss in 2004 attributable to the share of other expenses, net of CIESA and a P$7 million gain attributable to the share of other expenses, net of Distrilec.

Without proportional consolidation, other expenses, net accounted losses of P$448 million and P$33 million losses, respectively.
Other expenses, net for 2005 mainly reflect:
•	P$310 million impairment charge for assets in Venezuela.
•	P$54 million assessment by SENIAT – Venezuela.
•	P$88 million impairment charge on areas in Argentina.
Other expenses, net for 2004 mainly reflect:
•	P$12 million impairment charge for the Acema area in Venezuela.
•	P$15 million allowance on the book value of the loans granted to joint venture partners in Venezuela.
Income Tax: Income tax accounted for a loss of P$211 million in 2005 compared to a gain of P$317 million in 2004. The income tax charge for 2005 reflects gains of P$6 million and P$1 million, attributable to the share of the income tax of CIESA and Distrilec, respectively. The income tax charge for 2004 reflects gains of P$11 million and losses of P$4 million attributable to the share of the income tax of CIESA and Distrilec, respectively.
Income tax charge for 2005 and 2004 fiscal years reflects tax gains from the reversal of allowances provided for tax credits resulting from tax loss carry forwards in the amount of P$197 million in 2005 and P$299 million in 2004, which amount includes P$31 million attributable to Petrobras Energía Perú S.A. In addition, in 2005 fiscal year, a P$45 million gain was recognized by Petrobras Energía from reversal of the allowance for payments made for the minimum presumed income tax for 1998 to 2002 fiscal years. As a result of the recoverability analysis of the book value of assets in Venezuela, a P$110 million impairment charge for deferred tax assets was provided in 2005.
Excluding the effects mentioned above, income tax charge for 2005 increased to P$350 million compared to a gain of P$11 million, mainly due to the fact that in 2004 the allowance for taxes attributable to Petrobras Energía S.A. was offset against the allowance provided for tax loss carry forwards. In addition, this increase is also attributable to the rise in the income tax rate in Venezuela (from 34% to 50%) in addition to improved results of operations in Ecuador and Peru.
ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT
Oil and Gas Exploration and Production
Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$769 million, or 60.6%, to P$2,039 million in 2005 from P$1,270 million in 2004. This increase was predominately due to the 34.7% rise in average sales prices of oil equivalent resulting from (i) the 36.5% increase in the WTI, and (ii) the accrual of the additional compensation provided for in the operating agreements of the Oritupano Leona area in Venezuela, net of the 66.67% limit on sales price imposed by the Venezuelan Government, which accounted for additional sales in the amount of P$284 million.
Net sales: Net sales for the Oil and Gas Exploration and Production business segment increased P$1,010 million, or 27.7%, to P$4,657 million in 2005 from P$3,647 million in 2004. This increase was predominately due to the 34.7% rise in the average sales price of oil equivalent partially offset by a 5% reduction in sales volumes of oil equivalent.
In 2005, daily oil and gas sales volumes decreased to 170.9 thousand barrels of oil equivalent from 179.9 thousand barrels of oil equivalent in 2004. Oil sales volumes dropped 2.7% to 120.5 thousand barrels per day in 2005 from 123.9 thousand barrels per day in 2004, while daily gas volumes fell 10.8%, totaling 300.8 million cubic feet in 2005 and 336.2 million cubic feet in 2004.

Argentina
Net sales in Argentina increased P$138 million, or 6.7%, to P$2,182 million in 2005 from P$2,044 million in 2004.
Combined oil and gas daily sales volumes decreased 10.3% to 91.7 thousand barrels of oil equivalent in 2005 from 102.2 thousand barrels of oil equivalent in 2004, mainly attributable to the natural decline of oilfields in Argentina which is considerable since they are mature fields under production through secondary recovery. In such respect, major investments made during the year, basically in projects to improve the oilfields’ basic production curve, allowed to mitigate such curve.
Crude oil sales increased P$94 million, or 5.1%, to P$1,944 million in 2005 from P$1,850 million in 2004. This increase was attributable to a 15.2% increase in the average sales price to P$99.9 per barrel in 2005 from P$86.7 per barrel in 2004. Along these lines, the applicable export tax scheme did not allow to capitalize on the benefits of a favorable price scenario. Such scheme was a conditioning reference for the fixing of domestic sales prices to the downstream segment in line with the Argentine government’s intention to establish a price stability framework in the fuel market. Sales volumes of crude oil dropped 8.7% to 53.2 thousand barrels from 58.3 thousand barrels.
Total gas sales increased P$38 million, or 19.6%, to P$232 million in 2005 from P$194 million in 2004, mainly as a result of a 36.3% rise in the sales price, partially offset by a 12.1% decline in daily sales volumes. The average sales price for gas increased to P$2.74 per million cubic feet in 2005 from P$2.01 per million cubic feet in 2004, mainly as a consequence of the path of prices implemented by the Secretary of Energy as from May 2004, increased export prices due to the rise in the price of methanol and the renegotiation of contracts with industrial clients. Daily gas sales volumes fell to 231.7 million cubic feet from 263.7 million cubic feet.
Outside of Argentina
Combined oil and gas sales outside of Argentina increased P$875 million, or 55.1%, to 2,462 million in 2005 from P$1,587 million in 2004. Total daily oil and gas sales volumes slightly increased 1.4% to 78.8 thousand barrels of oil equivalent in 2005 from 77.7 thousand barrels of oil equivalent. The average sales price per barrel of oil equivalent increased 53.1% to P$85.4 from P$55.8.
Venezuela
In Venezuela, oil and gas sales grew P$364 million, or 44.9%, to P$1,175 million in 2005 from P$811 million in 2004. In 2005, the average price per barrel of oil grew 55.3% to P$72.2 from P$46.5. This variation is predominately attributable to the WTI behavior mentioned above and the accrual of the additional compensation provided for in the operating agreement of the Oritupano Leona area. Accumulated production at the Oritupano Leona oilfield during 2005 first quarter exceeded 155 million barrels. As from this milestone, an additional incentive started to be applied to any incremental production. This additional compensation was subsequently limited by the application of the 66.67% limit on sales price imposed by the Venezuelan government under the provisional agreements relating to migration to the partially-state owned companies. Considering this limit, the compensation mentioned above accounted for additional sales in the amount of P$284 million.
Daily sales volumes of oil equivalent dropped to 47.6 thousand barrels of oil equivalent, or 7.2%, in 2005 from 51.3 thousand barrels of oil equivalent in 2004 mainly as a consequence of the significant cuts in the investment plan for the Oritupano-Leona area established by Petróleos de Venezuela at the time of approval of 2005 fiscal year budgets. Since they are mature fields, reduced investments did not allow to revert the oilfields’ natural decline.

Ecuador
In Ecuador, oil sales increased 113.4% to P$446 million in 2005 from P$209 million in 2004 boosted by increased volumes and higher sales prices. Daily oil sales volumes rose to 9.5 thousand barrels, or 63.8%. Oil sales in 2005 include the sale of 202.7 thousand barrels attributable to December 2004 production, the sale of which was postponed to January 2005 for commercial reasons. Without considering this effect, daily sales volumes increased to 8.9 thousand barrels or 40.7%. This improvement is mainly attributable to the progressive development of the block, in line with the investments made which include drilling of eleven wells and different workovers.
Sales price increased 30.6% to P$129.4 per barrel from P$99.1 per barrel mainly due to the rise in the international reference price (Oriente crude oil). The increase in the Oriente crude oil reference price was lower than that of the WTI due to an increased discount in this type of crude oil.
Peru
In Peru, oil and gas sales increased P$247 million or 53.9% to P$705 million in 2005 from P$458 million in 2004, mainly as a result of a 36.9% positive variation in the sales price of oil equivalent and the 12.4% rise in sales volumes of oil equivalent.
Crude oil price increased 40.3% to P$147.9 per barrel from P$105.4 per barrel boosted by a 39% increase in the international reference price (a combination of Oriente crude oil and WTI). Gas price slightly decreased 4.3% to P$4.9 from P$5.12 per million cubic feet, as a consequence of the increase in gas supply resulting from entry in the gas market of the Camisea field, which is the most important gas reserve in Peru and one of the largest gas reserves in Latin America.
Daily sales volumes of oil equivalent increased to 14.5 thousand barrels in 2005 from 12.9 thousand barrels in 2004. Such improvement was driven by drilling of 30 producing wells and performance of 15 primary and secondary repair works.
Bolivia
In Bolivia, oil and gas sales increased to P$136 million in 2005 from P$108 million. Combined oil and gas daily sales volumes dropped 4.1% to 7.4 thousand barrels of oil equivalent due to reduced gas deliveries to Brazil.
Average sales price for gas increased 41% to P$7.37 per million cubic feet from P$5.23 per million cubic feet. This improvement is mainly attributable to the rise in fuel oil used as the basis for calculation of the price for exports to Brazil.
Mexico
In 2005, sales for other services increased to P$13 million, or 20% compared to P$10 million in 2004.
Gross Profit: Gross profit for this business segment increased P$725 million, or 38%, to P$2,635 million in 2005 from P$1,910 million in 2004. Margin on sales rose to 56.6% from 52.1%. This improvement is mainly attributable to the increase in average sales prices of oil equivalent. The lifting cost rose 26.4% to P$11 per barrel of oil equivalent from P$8.7 per barrel of oil equivalent, predominately as a consequence of the increase in oil services and electric power rates and to incremental costs associated with the implementation of new safety and environmental standards.
Administrative and selling expenses: Administrative and selling expenses rose P$27 million, or 12.2%, to P$248 million in 2005 from P$221 million in 2004. This variation is mainly attributable to the increase in the cost of crude oil transportation derived from the rise in sales volumes and rates in Ecuador and, to a lesser extent, the increase in labor costs.

Exploration expenses: Exploration expenses totaled P$34 million in 2005 and P$133 million in 2004. Expenses for 2005 are mainly attributable to 3D seismic works at the Austral and Neuquén basins. In 2004, the Company charged to income exploratory investments in the amount of P$80 million for Block 31 in Ecuador and in the amount of P$41 million for Aguaragüe and Puesto Zuñiga areas in Argentina.
Other operating income (expense), net: Other operating income (expense), net accounted for losses of P$314 million in 2005 and P$286 million in 2004. Losses for 2005 are mainly attributable to costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador (P$184 million), allowance for tax credits relating to VAT (P$78 million) and environmental remediation expenses (P$27 million). In 2004, other operating income (expense), net mainly reflects costs associated with the unused transportation capacity under the Ship or Pay contract (P$184 million), environmental remediation expenses (P$51 million), project discontinuance (P$5 million) and losses derived from contract renegotiation.
Refining and Distribution
Operating income: Operating income for the Refining and Distribution business segment reflected a loss of P$149 million in 2005 compared to a P$10 million gain in 2004.
Within the context of an inflation control policy carried out by the Argentine government, in 2005 diesel oil and gasoline margins in the domestic market dropped again vis-à-vis the 17% increase in crude oil costs. Along these lines, the implementation of the oil export tax regime could mitigate the 36.5% increase in the international reference.
In addition, the year 2005 reflected significant operating losses due to the need to import diesel oil to meet a growing domestic demand and production deficits derived from shutdowns scheduled for maintenance works at the refineries. The combined effect of increasing international prices and controlled domestic prices derived in negative import margins. Provisional actions taken by the Argentine government relating to exemption from the tax on liquid fuels and the diesel oil tax rate on imports, allowed to mitigate such effects. During 2005 diesel oil imports dropped to 272 thousand cubic meters from 322 thousand cubic meters in 2004. However, due to the incidence of the increase in international prices, related losses rose to P$82 million in 2005 from P$21 million in 2004.
Net sales: Net sales for refinery products increased P$497 million, or 14.8%, to P$3,856 million in 2005 from P$3,359 million, mainly boosted by an increase in sales prices of products not subject to the price stabilization policy mentioned above. Total sales volumes increased 2.6% with an 8% rise in the domestic market, partially offset by a reduction in exports.
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
Total diesel oil sales volumes moved down 2.6% to 1,741 thousand cubic meters in 2005, mainly due to the drop in export volumes, partially offset by increased sales in the domestic market. The reduction in export volumes is mainly attributable to changes in the trade policy implemented as from merger of the Company’s operations with Eg3. In 2004, in a stage prior to full integration and complementation of operations, surplus production from the San Lorenzo refinery was sold in the export market while Eg3’s network shortfall in connection with its own production from the Bahía Blanca Refinery was made up by purchases from third parties. Though domestic sales increased 4%, the combined effect of the reduction in diesel oil imports and the 7.5% increase in the domestic market resulted in a slight decline in the Company’s market share to 14.2% in 2005 from 14.6% in 2004.
Total gasoline sales volumes rose 3.8% to 715 thousand cubic meters in 2005 mainly due to a 7.4% increase in domestic sales in addition to an 8.9% rise in the gasoline market. Within this context, the Company’s market share was 14.5% in 2005 and 14.7% in 2004. In the premium gasoline market, in which the Company participates with Podium gasoline, the market share moved up from 7.8% in 2004 to 9.7% in 2005.

Asphalt sales volumes grew 23.2% in 2005, mainly boosted by a program of infrastructure works performed by the government, mainly in the south of the country. Within this context, domestic market sales grew 31% while exports declined 10%.
As regards heavy distillates, sales volumes for 2005 and 2004 were at similar levels. On the other hand, sales volumes of reformer plant by-products rose 36% basically due to 91% and 34% increases in domestic market sales of LPG and hexane, respectively, and a 48% rise in exports of paraffin varieties.
Gross profit: Gross profit for 2005 declined P$150 million, or 58.4%, to P$107 million from P$257 million in 2004. Gross margin was adversely affected by the impossibility of passing through crude oil increases to market prices, and, in addition, by the incidence of diesel oil resale operations. Crude oil cost increased 17% to P$111.5 bbl from P$95.4 bbl.
Administrative and selling expenses: Administrative and selling expenses increased 2.9% to P$251 million in 2005 from P$244 million in 2004 mainly due to the rise in transportation and shipment costs.
Other operating income (expense), net: Other operating income (expense), net recorded losses of P$5 million in 2005 and P$3 million in 2004.
Petrochemicals
Operating income: Operating income for the Petrochemical business segment dropped P$11 million, or 4%, to P$267 million in 2005 from P$278 million in 2004.
Net sales: Net sales (net of eliminations in the amount of P$170 million and P$39 million for styrenics operations in Argentina and Innova) increased P$301 million, or 16%, to P$2,178 million in 2005 from P$1,877 million in 2004, due to increased styrenics sales volumes, both in Argentina and Brazil, and to higher sales prices in line with the behavior of the respective international references.
– Styrenics – Argentina:
In Argentina, styrenics sales increased P$218 million, or 32.7%, to P$884 million in 2005 from P$666 million in 2004 due to the combined effect of an 18% increase in sales volumes and a 13% improvement in average sales prices. The start-up of the ethylene plant in October 2004 allowed to increase production of the ethylbenzene plant, thus generating surplus production and allowed the Company to make full use of the installed capacity of the Puerto General San Martín plant in Argentina and the Innova plant in Brazil, helping to grow in the business value chain. These values include exports to Innova in the amount of P$136 million and P$36 million, respectively.
In 2005, in line with the rise in international reference prices, average sales prices for the business segment improved 13% compared to 2004, with increases of 10%, 8% and 34% for the styrene, polystyrene and synthetic rubber lines, respectively.
Styrenics performance was as follows:
a) Styrene monomer sales volumes increased approximately 9%, to 46 thousand tons, with a 30% rise in export volumes. In 2005, due to interruptions in production at the polystyrene plant, a styrene surplus was recorded and was mainly directed to export markets.
b) Polystyrene and bops sales volumes climbed to 65 thousand tons or 3% in 2005, with similar percentage increases both in domestic sales and exports. Though a 7% reduction in polystyrene production volumes was recorded as a consequence of trade union conflicts at the Zarate plant, the demand could be met by imports from Innova.

c) Ethylbenzene sales volumes, as from the start of operations of the ethylene plant in 2004 fourth quarter, totaled 43 thousand tons in 2005 and 9.5 thousand tons in 2004.
d) Rubber sales volumes decreased to 53 thousand tons, or 13%, compared to 2004, mainly due to a 23% drop in export volumes derived from the combined effect of increased supply at international level, a drop in the regional market activity level and high levels of customers’ stocks by the end of 2004.
– Styrenics – Brazil – Innova:
Innova sales increased P$ 199 million, or 25.7%, to P$972 million in 2005 from P$773 million in 2004, due to the combined effect of a 20% improvement in average sales prices and a 5% rise in sales volumes.
In 2005, styrene and polystyrene prices rose 20% and 19%, respectively, as a consequence of an increase in international references.
Styrene sales volumes rose 18% due to a higher availability of ethylbenzene from the Puerto General San Martín plant and to a rise in exports to Argentina. Conversely, polystyrene volumes decreased 8% due to lower domestic sales (16%) as a consequence of greater competition in the Brazilian market, partially offset by increased exports to the Zarate plant as mentioned above.
Fertilizers:
Fertilizers sales increased P$15 million, or 3.1%, to P$492 million in 2005 from P$477 million in 2004, mainly due to a 9% increase in the average sales price as a consequence of the rise in the international price of urea, partially offset by a 5% drop in sales volumes derived from a lower demand due to reduced corn and wheat sown areas (accounting for approximately 70% of the demand), the drought in several regions at the time of fertilization, increased costs of some fertilizers and reduced grain prices.
Gross profit: Gross profit increased P$3 million, or 0.8%, to P$ 377 million in 2005 from P$374 million in 2004, reflecting the improvement in styrenics in Argentina, offset by a reduction in gross profit for Innova. Gross margin on sales decreased to 17.3% from 19.9% reflecting the impact of reduced margins for Innova.
– Styrenics – Argentina:
Gross profit increased P$51 million, or 38.6%, to P$183 million in 2005 from P$132 million in 2004, mainly due to the strong rise in sales volumes. Gross margin on sales slightly rose to 20.7% from 19.8%.
– Styrenics – Brazil:
Gross profit decreased P$50 million, or 38.8%, to P$79 million in 2005 from P$129 million in 2004. Gross margin on sales declined to 8.1% from 16.7% as a consequence of the rise in raw material costs, mainly benzene, which could only be partially passed through to sales prices, and of increased fixed production costs derived from scheduled plant shutdowns in 2005.
Fertilizers
Gross profit increased P$2 million, or 1.8%, to P$115 million in 2005 from P$113 million in 2004, and gross margin on sales was at similar levels in both fiscal years. The growing share of liquid fertilizers in the product mix, with a rise of approximately 12% in 2005, allowed to offset (in terms of gross margin) the decline in sales volumes.
Administrative and selling expenses: Administrative and selling expenses increased P$20 million, or 16%, to P$143 million in 2005 from P$123 million in 2004, primarily due to higher staff expenses, the rise in variable selling expenses attributable to increased rates and higher freight costs derived from increased ethylbenzene exports.

Other operating income (expense), net: Other operating income (expense), net recorded P$33 million and P$27 million gains in 2005 and 2004, respectively, mainly attributable to the collection of FUNDOPEM tax benefits granted by Rio Grande do Sul State, Brazil.
Gas and Energy
Marketing and Transportation of Gas
Operating income: Operating income for the Marketing and Transportation of Gas increased P$35 million, or 14.3%, to P$280 million in 2005 from P$245 million in 2004. Operating income reflects P$222 million and P$215 million gains in 2005 and 2004, respectively, attributable to the proportional consolidation of CIESA. Excluding proportional consolidation, operating income for the business segment increased P$28 million, or 93.3%, to P$58 million in 2005 from P$30 million in 2004.
Net sales: Sales revenues increased P$112 million to P$606 million in 2005 from P$494 million in 2004, mainly due to the rise in gas and liquids prices. Gas sales prices increased on account of the application of the path of prices scheme established by the Secretary of Energy and the rise in international references applicable to certain export contracts and contracts with industrial clients. As regards liquids, improved prices derive from an increase in international reference prices.
Revenues from the sale of gas and liquids produced by the Company and imported gas and liquids totaled P$309 million and P$262 million in 2005 and P$205 million and P$270 million in 2004. Sales volumes of gas produced by the Company and imported gas in Argentina declined to 260.9 million cubic feet per day in 2005 from 274.7 million cubic feet per day in 2004 as a consequence of the drop in the Company’s own production due to the decline of fields located in Argentina and the trade union strike held at the Austral basin during the last quarter of 2005. Sales volumes of liquids declined to 267.1 thousand tons in 2005 from 309.5 thousand tons in 2004, as a consequence of reduced gas volumes processed and lower yields obtained from processing gas with lower richness and heavier crude oils.
Gas and LPG brokerage services accounted for P$35 million and P$19 million sales revenues during 2005 and 2004, respectively. The increase in 2005 is attributable to gas brokerage operations performed for the purpose of offsetting the decline in the Company’s own production mentioned above. Within this context, sales volumes increased to 18 million cubic feet per day in 2005 from 3 million cubic feet per day in 2004.
Gross profit: Gross profit in 2005 improved P$9 million, or 50%, to P$27 million from P$18 million. This significant rise is mainly attributable to increased margins on sales.
Other operating income (expense), net: Other operating income (expense), net mainly attributable to income from technical assistance services to TGS totaled P$35 million and P$18 million gains in 2005 and 2004. As from July 2004, within the framework of the Agreement signed with Enron, the Company is providing technical assistance services to TGS.
Electricity
Operating income: Operating income for the Electricity operations increased P$37 million, or 27.8%, to P$170 million in 2005 from P$133 million in 2004. Operating income reflects gains of P$19 million in 2005 and P$14 million in 2004, due to our share of the operating income of Distrilec. Excluding proportional consolidation, operating income rose to P$151 million in 2005 from P$119 million in 2004, primarily due to increased margins in the generation activity as a result of a rise in average prices and an increased volume of energy delivered.
Electricity Generation
Net sales: Net sales of electricity generation increased P$75 million, or 26.8%, to P$355 million in 2005 from P$280 million in 2004, primarily due to a 17% improvement in generation prices and a 9.5% rise in sales volumes. The Company’s competitive advantages resulting from being an integrated energy company and the joint operation of thermal and hydroelectric generation plants allowed the Company to capitalize on market opportunities and reach increased sales volumes compared to 2004.

The increase in energy average prices was primarily attributable to (i) higher demand for energy within a context of lower water flow contribution at the different basins during the first half of the year and gas supply restrictions, which resulted in energy deliveries by less efficient machines, (ii) the passing through of increased gas costs to sales prices as a result of the path of prices implemented during the second quarter of 2004.
Net sales attributable to the Genelba Power Plant increased P$66 million, or 29.5%, to P$290 million in 2005 from P$224 in 2004, primarily due to the combined effect of improved sales prices and increased generation volumes. The average sales price increased 16.5% to P$52.9 per MWh in 2005 from P$45.4 per MWh in 2004. Payment of additional compensation for guaranteed supply to the electricity market reflected increased sales of P$30 million in 2004. Energy delivered increased 11.3%, to 5.486 GWh in 2005 from 4.931 GWh in 2004. In 2005 a significant generation increase was recorded (8.5%) compared to 2004. During 2005, the integration of operations with the Oil and Gas business segment was a key factor in overcoming gas supply restrictions faced by thermal plants. The Genelba Power Plant factor increased to 91% from 83% and the availability factor climbed to 94% from 85% as a consequence of the scheduled plant shutdown in 2004.
Net sales attributable to the Pichi Picún Leufú Hydroelectric Complex increased P$12 million, or 23.1%, to P$64 million in 2005 from P$52 million in 2004, due to the combined effect of an improvement in sales prices and higher generation volumes. The average sales price increased 20.8% to P$51.2 per MWh in 2005 from P$42.4 per MWh in 2004, due to the above-mentioned market reasons and the implementation of a dynamic and flexible policy in terms of the mix of spot and futures sales. During 2005, energy delivered increased to 1,255 GWh, or 2.4%, in 2005 from 1,226 GWh in 2004, primarily due to increased consumption of water stored in the upper reservoirs of the Comahue Basin’s power plants in order to substitute thermal supply, which was not available due to fuel supply problems.
Gross profit: Gross profit for the generation business increased P$51 million, or 46%, to P$161 million in 2005 from P$110 million. This significant increase is attributable to the combined effect of improved prices and increased sales volumes.
Administrative and selling expenses: Administrative and selling expenses for the generation activity increased P$2 million, or 20%, to P$12 million in 2005 from P$10 million in 2004.
Other operating income (expense), net: Other operating income (expense), net dropped P$16 million to P$1 million from P$17 million mainly due to the decline in income from technical assistance services provided to Chilectra S.A., as technical operator of Edesur S.A. In November 2004, Chilectra S.A. and Edesur S.A. renegotiated the terms of the technical assistance agreement, with a substantial reduction in the economic terms of the agreement. No significant results were recorded in that respect as from such date.
ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES
In the following discussion, unless we specifically mention that a figure represents our share of the affiliate’s results, the amounts attributed to each affiliate or company represents the total amount recorded by that affiliate or company.
Compañía de Inversiones de Energía S.A (CIESA) / Transportadora de Gas del Sur S.A (TGS) /: Our equity in the earnings of CIESA and TGS increased P$23 million to P$60 million in 2005 from P$37 million in 2004 mainly as a consequence of the positive impact of reduced financial expense in 2005.
Financial expense, net decreased to P$288 million from P$348 million, mainly as a consequence of interest reduction associated with TGS’s lower average indebtedness. In line with the global restructuring of the financial debt agreed upon with financial creditors, TGS’s average indebtedness declined approximately 13% in 2005.
Sales revenues increased 5.8%, or P$56 million, to P$1,026 million in 2005 from P$970 million in 2004.

Sales revenues from the gas transportation segment increased 5.9% or P$26 million to P$460 million. This improvement is mainly attributable to the execution of new firm transportation agreements in connection with: (i) expansion of the Gral. San Martín Gas Pipeline completed in August 2005 which allowed to increase transportation capacity by 2.9 MMm3/d, (ii) a new contract with a joint venture of gas producers at the Austral basin, effective February 2005 which allowed to increase the transportation capacity by 1 MMm3/d, and (iii) open bids for transportation capacity carried out by TGS in March 2004 which allowed to rise the committed transportation capacity by 3.6 MMm3/d.
Revenues from the NGL production and marketing segment increased 7.9% or P$43 million to P$526 million mainly as a result of the 12% increase in the average sales price of NGL due to the rise in international reference prices which was partially offset by reduced sales volumes (approximately 4%) and the increase in NGL export tax rates as from May 2004, which moved up from 5% to 20%.
Operating income of CIESA decreased P$11 million, or 2.4%, to P$442 million in 2005, mainly as a consequence of the rise in natural gas price and, to a lesser extent, increased labor costs.
Distrilec Inversora S.A. (Distrilec) /Edesur S.A (Edesur): Our equity interest in the earnings of Distrilec accounted for a P$4 million increase in losses to P$8 million in 2005 from P$4 million in 2004.
Distrilec’s income from services increased 21% to P$1,339 million in 2005 from P$1,104 million in 2004, due to the combined effect of a 14.5% rise in sales prices and a 4.7% growth in the demand for energy.
Distrilec’s operating income increased to P$39 million from P$30 million in 2004 reflecting the rise in sales, which was partially offset by increased costs for the purchase of energy and the application of fines by the regulatory entity.
Distrilec’s financial income (expense) was similar in both fiscal years, accounting for losses of P$39 million and P$41 million in 2005 and 2004, respectively.
Distrilec’s other operating income (expense), net accounted for a loss of P$22 million in 2005 compared to a P$14 million gain in 2004. The gain of P$36 million in 2004 resulted from the settlement reached with Alstom Argentina in connection with January 15, 1999 events at Azopardo Substation. Such agreement ends all the claims between the parties.
Refinería del Norte S.A. (Refinor): In 2005, our equity in the earnings of Refinor increased P$5 million to P$47 million from P$42 million in 2004. This increase resulted primarily from a rise in gross profit derived from a strong increase in sales, partially offset by a reduction in the margin on sales due to the effect of higher purchase costs derived from crude oil and fuel gas increase.
Refinor’s sales increased 31.1% or P$339 million to P$1,429 million in 2005 from P$1,090 million in 2004, mainly as a result of the significant rise in sales prices, both international prices of fuels and domestic prices of LPG and, to a lesser extent, increased crude oil volumes. In 2005, in line with the increase in international references, Refinor’s average sales prices were 36% higher compared to 2004. The volume of crude oil processed increased 4%, to 17.9 thousand barrels per day with greater crude oil availability from Bolivia which allowed to revert the drop in volumes at Cuenca del Norte oilfields. The volume of gas processed averaged 19.1 million cubic meters per day, a level similar to that recorded in 2004. The greater amount of supply required on account of energy problems in Argentina was met by running the plant at almost its full installed capacity and the Madrejones gas pipeline interconnection.
Refinor’s operating income climbed to P$245 million from P$217 million in 2004 reflecting the rise in gross profit, partially offset by increased expenses in transportation and freight.
Citelec S.A. (Citelec): Equity in earnings of Citelec accounted for a gain of P$136 million in 2005 compared to a loss of P$19 million in 2004. As from September 30, 2005, upon submittal of the plan for Citelec divestment, equity interest in Citelec was valued at the recoverable value determined on the basis of the probable net realization value.

Petroquímica Cuyo S.A. (Cuyo): Our equity interest in the earnings of Cuyo decreased P$6 million to P$7 million in 2005 from P$13 million in 2004. This decline is basically attributable to a strong reduction in margins on sales mainly as a consequence of increased costs derived from the rise in crude oil, the impact of which could only be partially passed through to sales prices and, to a lesser extent, increased costs derived from the scheduled plant shutdown in 2005.
Cuyo’s sales increased 15% to P$337 million in 2005 from P$293 million in 2004, mainly due to a 25% increase in sales prices, partially offset by a 8.5% decline in sales volumes. The improvement in average sales prices reflects the rise in crude oil prices which resulted in strong increases in international reference prices for the petrochemical industry. The decline in sales volumes was attributable to the scheduled plant shutdown in 2005.
Cuyo’s operating income decreased to P$33 million from P$64 million in 2004 mainly due to the combined effect of reduced margins on sales and lower sales volumes as a consequence of the scheduled plant shutdown.
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
Oleoductos del Valle S.A. (Oldelval): Our equity interest in the earnings of Oldelval decreased P$4 million to P$4 million from P$8 million as a consequence of the recognition of a gain derived from the unusual sale of crude oil surplus in 2004.
Oldelval’s sales revenues increased 5% to P$118 million due to a 9% rise in rates effective April 2005, partially offset by a 1.03% slight decline in transported volumes, to 65.4 million barrels, as a direct consequence of the natural decline trend in the Neuquén basin oilfields. In addition, operating costs increased basically due to the performance of maintenance works for the purpose of securing reliability in the pumping system.
Petrolera Entre Lomas S.A (PELSA): Our equity interest in the earnings of PELSA increased P$9 million to P$27 million from P$18 million, mainly due to the combined effect of an improvement in margins on sales and increased sales volumes, both of crude oil and natural gas.
Sales revenues increased 34% to P$368 million from P$ 274 million due to the combined effect of a 24% improvement in prices attributable to the rise in the international price of crude oil and increased volumes (8%).

CRITICAL ACCOUNTING POLICIES
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
We believe the following represent our critical accounting policies. Our accounting policies are more fully described in notes 2 to 5 to our financial statements.
Estimates of oil and gas reserves
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
Significant changes in market or political conditions, such as the pesification of gas prices during 2002 and the changes in the Venezuelan regulatory regime during 2005, may cause us to revise our reserve estimates downward due to our determination that reserves are no longer recoverable in light of new market conditions. In 2005, we recorded an impairment charge of P$255 million with respect to our assets in Venezuela, as a result of changes in the Venezuelan regulatory framework. (See “—Factors Affecting our Consolidated Results of Operations — Migration of Operating Agreements in Venezuela”). In addition, in 2005, as consequence of the drop in reserves mainly resulting from the technical review of ongoing projects, we adjusted the book value of certain oil and gas assets to their recoverable value, accounting for a loss of P$132 million.

Impact of oil and gas reserves on depreciation and depletion
The calculation of unit-of-production depreciation and depletion is a critical accounting estimate used to allocate costs of upstream assets to the revenues recognized. It is the ratio of (1) actual volumes produced to (2) total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods) applied to (3) asset cost except for leasehold acquisition costs. Proved undeveloped reserves are considered in the amortization of leasehold acquisition costs. The volumes produced and asset cost are known and while proved developed and undeveloped reserves have a high probability of recoverability, they are based on estimates that are subject to some variability. This variability may result in net upward or downward revisions of proved reserves in existing fields, as more information becomes available through research and production. While the revisions we have made in the past are an indicator of variability, they have had a small impact on the unit-of-production rates because they have been small compared to our large reserves base.
Impairment of long-lived assets
Our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment can also occur when we decide to dispose of assets.
Company Management assesses the recoverability of long-lived assets whenever events or changes in circumstances occur that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the recoverable value in use.
From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. Among other elements, the premises that represent the best estimate made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.
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
As of December 31, 2005, based on the changes in the gas production business in Argentina, and after analyzing the recoverability of its assets, we recognized earnings in the amount of P$44 million related to the reversal of prior impairments.
Successful efforts method of accounting
We follow the successful efforts method of accounting for our oil and gas activities.
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
The application of the successful efforts method can cause material fluctuations between periods in exploration expenses if drilling results are different than expected or if we change our exploration and development plans. If we change our views, as a result of changed circumstances or otherwise, during a later period, we would expense the relevant exploratory drilling cost during such later period.
As of December 31, 2006 and 2005, we maintained capitalized exploratory well costs amounting to P$106 million and P$61 million, respectively.
Contingencies
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
Changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have a significant effect on the amount of provisions for contingencies recorded. As of December 31, 2006 and 2005, contingent liabilities (including current and non-current) amount to P$180 million and P$151 million, respectively.
Income tax
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
Judgment is required in determining the amounts of future income tax assets and liabilities and the related valuation allowance recorded against the net future income tax assets. In assessing the potential realization of future income tax assets, management considers whether it is “probable” that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon us generating sufficient future taxable income from operations during the period in which the future income tax assets are recoverable. Due to the fact that uncertainty exists surrounding our ability to generate sufficient taxable income from operations before the expiration of the loss carry forwards, we have provided a valuation allowance of P$1,028 million against tax loss carry forwards as at December 31, 2006, which to a large extent expire during 2007. In future periods, we, after evaluating more recent data about our recent tax history and future performance and prospects, may reverse a part of this allowance. In 2005 and 2004, for example, after taking into consideration the profitability expectations arising from our business plan, we partially reversed an allowance for tax loss carry forwards and recognized gains of P$197 and P$299 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES
During 2005, the Argentine Government successfully restructured a substantial portion of its sovereign debt, which was previously in default. Although this represents a significant step towards the reintegration of our country in the international financial market, Argentina and Argentine companies are still subject to a series of significant restrictions on access to the international credit markets at competitive costs. In spite of a sustained growth scenario in recent years in Latin America, typical fluctuations in emerging markets may generate volatility in financial indicators and capital flows to the region.
In view of these limitations and risks, we closely monitor liquidity levels in order to secure compliance with our obligations and achievement of our growth objectives. Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of our businesses is built.
Pursuant to these strategic guidelines, we seek to:
•
Gradually reduce our level of indebtedness, by designing a capital structure in line with industry standards adaptable to the financial markets in which we operate and by establishing a debt maturity profile consistent with cash generation.

•	Gradually reduce indebtedness costs.
•	Have adequate flexibility to overcome the volatility inherent to emerging capital markets, by adhering to a conservative cash management policy that minimizes the risks of financial distress.
Adhering to these guidelines will allow the Company to treat financial management as a key element in the value-creation process.
Consistent with these guidelines, we achieved the following during 2006:
•	Over 54% growth in operating cash flow.
•	Strict compliance with all financial obligations, with a 4% decline in our annual average indebtedness, measured in U.S. dollars.
•	A significant increase in capital expenditures, supporting our growth strategy.
•	Reduction in indebtedness costs.
In the short term, the most significant factors generally affecting the Company’s cash flow from operating activities are: (1) fluctuations in prices for crude oil, (2) fluctuations in production levels and demand for our products, (3) fluctuations in margins in refining and distribution and petrochemicals, (4) changes in regulations, such as taxes, taxes on exports, changes in royalty payments and price controls and (5) fluctuations in exchange and interest rates.
In the longer term, our ability to replace oil and gas reserves will affect future production levels, which, in turn, will affect cash flow provided by operating activities. Nonetheless, the Company does not believe that the risks associated with failure or delay of any single project would have a significant impact on our overall liquidity or ability to generate cash flows, since the Company has a diverse portfolio of development projects and exploration opportunities, which helps to mitigate the risks inherent to oil and gas exploration and production and the associated cash flow provided by operating activities.
Analysis of Liquidity and Capital Resources
The Company’s management analyzes our results and financial condition separately from the results and financial condition of affiliates under joint control. The discussion below, therefore, relates to the liquidity and capital resources of the Company and its subsidiaries, excluding proportional consolidation of companies over which the Company exercises joint control, and as a result may not be directly comparable to figures reflected in its financial statements.

The table below reflects our statements of cash flow for the fiscal years ended December 31, 2006, 2005 and 2004 under Argentine GAAP and, for comparative purposes, the pro forma results excluding the effect of proportional consolidation of companies under joint control. Amounts are stated in millions of pesos.

				Without Proportional Consolidation
	With Proportional Consolidation			(Unaudited)
	2006	2005	2004	2006	2005	2004
Cash and cash equivalent at the beginning of the year	790	1,067	1,091	474	846	709
Net cash provided by operations	2,877	1,998	1,632	2,506	1,626	1,438
Net cash used in investing activities	(2,022)	(1,682)	(1,199)	(1,888)	(1,544)	(1,072)
Net cash used in financing activities	(295)	(602)	(451)	(48)	(463)	(222)
Effect of exchange rate change on cash	—	9	(6)	—	9	(7)

Cash and cash equivalent at the end of the year	1,350	790	1,067	1,044	474	846

Cash
As of December 31, 2006, 2005 and 2004, cash and cash equivalents, excluding proportional consolidation of companies under joint control, were P$1,044 million, P$474 million and P$ 846 million, respectively.
The Company’s goal is to maintain excess cash primarily in U.S. dollars and in short-term investments in order to ensure adequate liquidity levels. The Company predominately invests in money market mutual funds and overnight deposits.
Operating activities
Net cash from operations, excluding proportional consolidation of companies under joint control, totaled P$2,506 million in 2006, P$1,626 million in 2005 and P$1,438 million in 2004.
Net cash from operations in 2006 increased P$880 million or 54.1%. The increase in net cash from operations during 2006 was mainly attributable to reduced working capital requirements and the rise in commodity prices. The Company was able to better capitalize on this increase since we did not use derivative instruments to hedge the price of crude oil in 2006.
Net cash from operations in 2005 increased P$188 million or 13.1% primarily due to the increase in commodity prices, particularly in the WTI.
Investing activities
Cash used in investing activities, excluding proportional consolidation of companies under joint control, was P$1,888 million in 2006, P$1,544 million in 2005 and P$1,072 million in 2004.
Supported by the increase in operating cash flow and with the liquidity at target levels, net capital expenditures, excluding proportional consolidation of companies under joint control, increased by P$325 million during 2006 to P$1,944 million from P$1,619 million in 2005 and by P$552 million during 2005 from P$1,067 in 2004.

The table below reflects total capital expenditures, net, in millions of pesos:

	2006	2005	2004
- Oil and Gas Exploration and Production	1.544	1.235	872
- Petrochemical	195	119	96
- Refining and Distribution	249	199	81
- Corporate	76	64	11
- Other	4	2	7

Total capital expenditures	2.068	1.619	1.067

- Divestments	(124)	—	—

Total net capital expenditures	1.944	1.619	1.067

Oil and Gas Exploration and Production
Capital expenditures in the Oil and Gas Exploration and Production segment totaled P$1,544 million, P$1,235 million and P$872 million in 2006, 2005 and 2004, respectively.
In 2006 capital expenditures in the Oil and Gas Exploration and Production segment were primarily directed towards maintaining production levels and prioritizing investments in countries and products with higher expected profit margins. The development of reserves continued through well drilling, expansion of secondary recovery projects and the expansion of surface facilities. Two hundred and fifty six (256) wells were drilled, of which 223 are located in Argentina and 424 units were repaired, of which 191 are located in Argentina. In December 2006 works at El Mangrullo field were completed and the field became operational, with a gas production of 800 million cubic meters per day. The Mercury Removal Plant in Santa Cruz started operations by mid-year for the treatment of Santa Cruz crude oil. This allows us to reduce the metal content in oil, with the consequent expected positive impact on the basin projects through the improvement of marketing conditions and an increased volume of incoming oil to be processed at our refineries. In Ecuador, construction of the treatment plant at Palo Azul and the duct network were completed. This is expected to allow the Block to increase gross production to 40 thousand barrels of oil per day as from 2007.
Refining and Distribution
Capital expenditures in the Refining and Distribution segment totaled P$249 million, P$199 million and P$ 81 million in 2006, 2005 and 2004, respectively.
In 2006, we performed works outlined in the Refining Master Plan aimed at producing fuels according to stringent quality specifications. At the Bahía Blanca refinery, works were conducted on the reformate plant. The light reformate plant will allow us to improve the quality of our gasolines and produce a grade with a high benzene content, a high value input for the petrochemical industry but subject to environmental regulatory restrictions when used in gasolines. In connection with environmentally-oriented investments in the sulfur recovery unit, sulfur compounds in oil are no longer burnt in the flare stack but are converted into raw material for the production of fertilizers. In this way, this effluent is converted into a raw material that returns to the community as a feeding product. At San Lorenzo refinery, a revamping of the topping and vacuum units was performed in order to increase processing capacity by 33% to 50,300 barrels per day, with the consequent increase in our capacity to supply the market. In the distribution segment, the Company continued with the rebranding of gas stations, with a view to a selective growth of new businesses and a focus on service, quality and brand development.
Petrochemicals
In the Petrochemicals segment, capital expenditures totaled P$195 million, P$119 million and P$96 million in 2006, 2005 and 2004, respectively.

In 2006, capital expenditures in styrene mainly focused on increasing production capacity of the styrene plant, from 110,000 tons per year to 160,000 tons per year, allowing us to increase product supply and meet higher demand from the regional market. At the Campana plant, the potassium thiosulphate plant project was completed. We commenced works on the revamping of the ammonia plant to increase production capacity, and investments were made in storage and logistics to continue selling liquid fertilizers.
Financing activities
Net cash used in financing activities totaled P$48 million, P$463 million and P$222 million, in 2006, 2005 and 2004, respectively.
We paid long-term debt in the amount of P$272 million, P$1,967 million and P$988 million, in 2006, 2005 and 2004, respectively.
•
In 2006, we paid at maturity Class B Notes under the U.S.$2.5 billon Corporate Notes Program in an aggregate amount of P$15 million (U.S.$5 million). In addition, Petrobras Energía S.A. and Petrobras Energía Perú S.A. repaid bank loans and long-term lines of credit in an amount of P$129 million and P$128 million, respectively.

•
In 2005, Classes C, M and K Notes under the U.S.$2.5 billon Global Corporate Notes Program were fully prepaid, in the aggregate amount of P$1,251 million (U.S.$428 million). In addition, we paid at maturity Class F Notes under the Program for an aggregate amount of P$184 (U.S.$64 million). Petrobras Energía Venezuela S.A. and Innova S.A. paid debt owed to the International Finance Corporation (IFC) in the amount of P$415 million (U.S.$137 million). In addition, we repaid bank loans in the amount of P$117 million.

•
In 2004, we made principal payments on Classes C, M and K Notes under the U.S.$2.5 billion Global Corporate Notes Program and paid in full at maturity Class O and P Notes under that Program and the Fourth Series of the U.S.$1.2 billion Global Program, for a total payment of P$881 million. In addition, we paid P$107 million mainly in debt, principally bank loans.

Cash provided by long-term financing totaled P$220 million, P$747 million and P$669 million in 2006, 2005 and 2004, respectively.
•
In 2006, Petrobras Energía S.A. received P$82 (U.S.$26 million) for foreign trade financing. In addition, Petrobras Energía Perú S.A. received cash provided by other bank financing in the amount of P$138 million (U.S.$45 million).

•
In 2005, Petrobras Internacional Braspetro BV, a subsidiary of Petrobras, granted us a P$582 million (U.S.$200 million) loan. The funds were used to prepay Class M and K notes under the U.S.$2.5 billion Program. In addition, cash provided by other bank financing totaled P$165 million (U.S.$56 million).

•
In April 2004, we issued a second Tranche of the Series R Notes in an aggregate face value of U.S.$100 million, or P$289 million, which represents a single class with the Class R Notes issued in October 2003. In September 2004, Petrobras Internacional Braspetro BV granted us a P$150 million (U.S.$50 million) loan, see “Related Party Transactions”. The IFC completed the financing granted in 2003 to our subsidiary Petrobras Energía Venezuela S.A. in the amount of P$85 million (U.S.$29 million) and Petrobras Energía del Perú S.A. received financing in the amount of P$85 million (U.S.$30 million), which partly completed the financing granted in 2003 by a syndicate of banks. In addition, cash provided by foreign trade financing totaled P$60 million.

Net cash provided by short-term financing totaled P$4 million, P$757 million and P$ 138 million in 2006, 2005 and 2004, respectively, primarily from foreign trade financing.
In 2004, Petrolera Santa Fe S.R.L., a company that was merged into the Company effective January 2005, paid P$41 million in dividends.

DESCRIPTION OF INDEBTEDNESS
Most of the Company’s financial debt and a significant portion of the debt of the Company’s main affiliates are denominated in U.S. dollars.
As of December 31, 2006, total indebtedness, excluding the proportional consolidation of companies under joint control, totaled P$5,679 million, of which P$3,546 million was long-term indebtedness. This compares to P$5,646 million as of December 31, 2005, of which P$4,367 was long-term indebtedness. As of December 31, 2006, short-term indebtedness totaled P$2,133 million, of which P$960 million represents the current portion of long-term obligations and P$1,173 million represents short-term indebtedness with financial institutions under loan agreements and foreign trade financing.
Petrobras Energía maintains a global corporate note program, for a maximum principal amount at any time outstanding of U.S.$2.5 billion or its equivalent in any currency. This program was authorized by the CNV under Certificate N. 202 dated May 4, 1998, Certificate N. 290 dated July 3, 2002 and Certificate N. 296 dated September 16, 2003. Currently, the Company’s ability to issue notes under this program expires in May 2008. As of December 31, 2006, notes in an aggregate principal amount of U.S.$1,072 million were outstanding under this program. Notes under the program are not subject to acceleration in the event that the Company’s credit ratings are downgraded.
The following is the debt maturity profile of the Company as of December 31, 2006:

						6 or more
	1 year	2 years	3 years	4 years	5 years	years
Millions of pesos	2,133	238	617	1,132	304	1,255
On June 9, 2005, the federal executive branch issued Executive Order 616/05, establishing that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow. In addition, at least 30% of the amount must be deposited with domestic financial institutions. This deposit (1) must be registered, (2) must be non-transferable, (3) must be non-interest bearing, (4) must be made in U.S. dollars, (5) must have a term of 365 days and (6) cannot be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions.
This Executive Order may limit the Company’s ability to finance its operations through new intercompany loans or any other kind of foreign financial loans.
Cross Default Provisions
Series H, I, N, Q and R notes under our global corporate note program include cross default provisions, whereby the trustee under those notes, if instructed by the noteholders representing at least 25% of the outstanding principal amounts of a series of notes, shall declare all the amounts owed due and payable, if any debt of ours or our significant subsidiaries is not paid when due, provided that (1) those due and unpaid amounts exceed the higher of U.S.$25 million or 1% of Petrobras Energía’s shareholders’ equity at the time such debt is due, and (2) the default has not been cured within 30 days after we have been served notice of the default.
Certain other loan agreements include cross default provisions, whereby the lender may declare all the amounts owed as due and payable, if any debt of ours exceeding U.S.$10 million or 1% of our shareholders’ equity is not paid when due.
As of December 31, 2006, we and our controlled subsidiaries are in compliance with all covenants under our respective debt agreements.

In January 2007, all of the outstanding Series G Notes were paid in full and cancelled at maturity for an aggregate total of U.S.$250 million (P$768 million, at the exchange rate in effect as of December 31, 2006).
On May 7, 2007, Petrobras Energía issued Series S Notes (the “Notes”) for a face value of U.S.$300 million, due 2017, with an interest coupon of 5.875% p.a., at a price of 99.617%. Interest will be payable semiannually and principal will be repaid in a single installment at maturity. The proceeds of the offering may be used for: working capital in Argentina and/or investments in tangible assets located in Argentina and/or debt refinancing. The Notes are supported by a Standby Purchase Agreement provided by PESA’s ultimate controlling shareholder, Petroleo Brasileiro S.A. Pursuant to this Agreement, in the event the Issuer fails to make payment of principal, interest or any other amount owed by the Issuer in connection with the Notes, PETROBRAS is obligated to purchase the rights of noteholders to receive such payments on the Notes.

FUTURE CAPITAL REQUIREMENTS
The Company estimates our investments for 2007 at approximately U.S.$800 million. This level of investments is part of the Company’s strategy for sustained growth, which we have pursued in accordance with growth and expansion targets contemplated in the business plan.
The Company estimates that its capital expenditure requirements, debt payment obligations, dividends payments and working capital will be financed by cash from operations and, to a lesser extent, by new debt financings and possible divestments. The Company’s level of investments will depend on a variety of factors, many of which are beyond our control. These include the future price evolution of the commodities we sell, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable taxes and royalties and the political, economic and social situation prevailing in the countries where the Company operates.
Oil and Gas Exploration and Production
The Company’s 2007 business plan focuses on the Oil and Gas Exploration and Production segment, with special emphasis on operations in Argentina, Ecuador and Peru. Projected investments in this segment will be in line with reserve replacement and production goals, as a crucial step in securing the Company’s sustainable growth.
Argentina. Efforts will continue at the Neuquén basin to develop oil reserves through well drilling and expansion of secondary recovery projects and relevant surface facilities. As regards gas production, works involving demarcation of wells and development of average compression are expected to commence at El Mangrullo. At the Austral basin, investments will be focused on well drilling for the development and demarcation of oil reserves and on maintenance of the curve of injection to the gas pipeline obtained as a result of the interconnection plan implemented during 2006. In addition, exploration activities involving seismic shooting and well drilling are expected to be performed.
Ecuador. Development of Block 18 is expected to continue through drilling of new producing and injection wells, as well as the construction of facilities to enhance and improve processes. In Block 31, works relating to the construction of facilities and infrastructure are expected to continue in order to prepare for the start of production activities at the Apaika Nenke Field. In addition, drilling of exploratory wells is expected to be performed on other areas within the block.
Peru. Drilling activities in connection with the development of Lote X are expected to continue on an intensive basis. As regards exploration, preliminary works in connection with seismic shooting and drilling of the first exploratory well in Lote 57 are expected to be performed.
Refining and Distribution
In 2007, works outlined in the Refining Master Plan aimed at producing fuels according to stringent quality specifications will continue.
At the Bahía Blanca refinery, works relating to the reformate plant are expected to continue. The light reformate plant is expected to allow us to improve the quality of our gasolines and produce a grade with a high benzene content, a high value input for the petrochemical industry but subject to environmental regulatory restrictions when used in gasolines. Works to be performed at the hydrotreatment plant are expected to allow it to operate at 100% of design capacity.
At San Lorenzo Refinery, a new benzene tower is expected to be erected and a revamping of the Aromatics Recovery Unit is expected to be performed. These works is expected to allow for the processing of light reformate streams from the Bahía Blanca refinery and other suppliers of gasolines with high benzene contents.

During 2007, new marine transportation activities are expected to include the operation of double hull tankers under international operating standards. This is expected to result in enhanced efficiency in the supply of crude oil to refineries, reduce logistics costs and increase safety and environmental conditions.
In the distribution segment, we expect to continue with the rebranding of gas stations, with a view to a selective growth of new businesses and a focus on service, quality and brand development.
Petrochemicals
At the Puerto General San Martín Plant, investments are expected to be focused on reducing variable costs (raw material and services) and minimizing environmental impact, as well as on reliability projects aimed at achieving increased yield and safety for operating processes. At the Zárate plant, we expect to complete two important projects: loading of bulk products in the polystyrene segment and a new 500-ton bops storage facility. These projects are expected to allow the plant to consolidate competitive advantages and operate under the highest environmental and safety standards.
With respect to the fertilizers business, works are expected on the revamping of one of the ammonia plants, in order to increase production capacity by 12% to 290 tons per year. Operating improvements at the plant are also planned to achieve increased yield and safety for operating processes. We plan to continue making investments in storage and logistics in order to maintain sales of liquid fertilizers to the agricultural sector.
In October 2006, the Company approved construction of a new ethylbenzene plant at Innova, with an investment in the amount of U.S.$70 million (of which a total of U.S.$44 are estimated to be invested in 2007). The plant will have an initial production capacity of 270 thousand tons per year and the flexibility necessary to allow for future capacity increases.
The plant’s state-of-the-art technology and its location on the same styrene plant site will allow a significant cost reduction. The plant is expected to start operations by mid 2008.
OFF-BALANCE SHEET TRANSACTIONS
Other than the transactions described below, we do not have any off-balance sheet arrangements required to be disclosed by Item 5 of Form 20-F.
OCP Investment’s Letters of Credit
In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement executed with OCP and a portion of OCP’s contractual obligations, the Company is required to procure letters of credit. These letters of credit are required to remain in effect until December 2018. As of December 31, 2006, the Company had procured letters of credit for a total amount of about U.S.$123 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, we would have to deposit cash in amounts equal to our guarantee obligations, which would have a material adverse effect on our cash flows.

CONTRACTUAL OBLIGATIONS
The following table summarizes certain contractual obligations as of December 31, 2006. The table does not include accounts payable or pension liabilities. Amounts in the table do not include interest.

	Payments due by period
		Less than 1			More than 5
	Total	year	1 - 3 years	3 - 5 years	years
	(in millions of pesos)
Debt Obligations	5,679	2,133	855	1,436	1,255
Purchase Obligations
Ship or pay agreement with OCP (1) (2) (6)	2,692	168	389	430	1,705
Long-term service agreement (6)	159	133	26
Bolivian gas and oil transportation agreement (6)	133	11	11	22	89
Petroleum services and materials (6)	417	236	138	21	22
Ethylene (4)(6)	1,483	203	319	261	700
Benzene (5)(6)	3,357	416	755	602	1,584
Oil Purchase agreements for Refinery (6)	1,468	1,468
Gas transportation capacity with TGS (3)	189	27	54	54	54
Gas purchase agreements for Genelba (6)	114	84	30	—	—

Pension Plan	113	10	22	21	60

Total	15,804	4,889	2,599	2,847	5,469

Sales Obligations
Natural gas	1,423	247	338	329	509
Styrene	744	123	621	—	—
Electric power	144	100	44	—	—
LPG	82	82
Oil sale agreement	3,350	1,579	1,771	—	—

Total	5,743	2,131	2,774	329	509

(1)	Net of transportation capacity sold to third parties

(2)	Estimated price US$2.73 per barrel.

(3)	Estimated price P$7.9 million per millon of cubic meters.

(4)	Estimated price US$920 per ton. Contractual prices are in US Dollars. Peso amounts translated using exchange rate as of December 31, 2006.

(5)	Estimated price US$744 per ton. Contractual prices are in US Dollars. Peso amounts translated using exchange rate as of December 31, 2006.

(6)
Prices are generally determined by formulas based on future market prices Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2006 and may not reflect actual future prices of these commodities. Accordingly, the peso amounts provided in the this table with respect to these obligations are provided for illustrative purpose only.

The following table sets forth volume information with regards to our commitment under commercial contracts:

	Obligations by period
		Less than 1			More than 5
	Total	year	1 - 3 years	3 - 5 years	years
Purchase Obligations
Ship or pay agreement with OCP (in million of barrels)	321	20	47	53	201
Bolivian gas and oil transportation agreement (in millions of cubic meters)	6,490	569	1,139	1,139	3,643
Ethylene (in thousands of tons)	525	56	112	102	255
Benzene (in thousands of tons)	1,469	155	315	286	713
Oil Purchase agreements for Refinery (in millon of barrels)	12	12	—	—	—
Gas transportation capacity with TGS (in millon of cubic meters)	24	3	7	7	7
Gas purchase agreements for Genelba (in million of cubic meters)	564	367	197	—	—

Sales Obligations
Natural gas (in millions of cubic meters)	7,806	1,411	1,801	1,647	2,947
Styrene (in thousands of tons)	165	29	136	—	—
Electric power (in MWh)	1,938	1,299	639	—	—
LPG (in thousands of tons)	58	58
Oil sale agreement (in millions of bbls)	17	9	8	—	—
Long Term Service Agreement. We have entered into a long-term service agreement for the maintenance and repair of Genelba.

OCP Oil Transportation Agreement. Regarding the future exploitation of Blocks 18 and 31, we have executed an agreement with OCP whereby we acquired an oil transportation capacity of 80,000 barrels per day for a term of 15 years starting with the commencement of OCP operations. We, as well as the remaining producers, that have entered into capacity agreements with OCP, are required to pay a ship or pay fee that will cover, among other items, OCP’s operating costs and financial services. We have assigned part of our committed transportation capacity. In addition, pursuant to the preliminary agreement signed with Teikoku, once completed all formalities and governmental approvals, Teikoku has agreed to assume 40% of our rights and obligations resulting from the crude oil transportation agreement with OCP. See “Item 4. Information About the Company—Oil and Gas Exploration and Production—Production—Production outside of Argentina—Ecuador—Ship or Pay Contract with Oleoducto de Crudos Pesados (OCP)”.
Bolivian gas transportation agreement. We entered into transportation agreements with Transredes, in order to comply with contracts signed with YPFB.
Benzene and ethylene supply agreements. Innova purchases benzene and ethylene feedstock from Copesul, a Brazilian company, pursuant to a long-term contract that expires in 2014.
Gas Transportation Agreements. We have entered into various firm gas transportation agreements with TGS to provide gas transportation services to Genelba.
Gas Purchase Agreement for Genelba. We have entered into a gas natural supply agreement with Pluspetrol, Petrolera Entre Lomas and Compañía General de Combustibles, in order to ensure the supply of our Genelba Power Plant, in order to satisfy the Plant’s contractual commitments to deliver energy.
Oil purchase agreements for Refinery. We have entered into several purchase agreements with major Argentine oil producers, in order to ensure the usual supply to our refineries.
Styrene: Our controlled company, Innova has entered into several sale agreements with its styrene customers with the goal of maintaining its local leadership.
Oil Sales: Mainly corresponds to oil sales commitments in order to ensure the sale of the oil production in Perú and Ecuador.
U.S. GAAP RECONCILIATION
We had net income under U.S. GAAP of P$972 million in 2006, as compared to a net loss of P$77 million in 2005 and a net income of P$760 million in 2004. Under Argentine GAAP, we reported net income of P$1.064 million in 2006, P$729 million in 2005 and P$775 million in 2004.
There are several differences between Argentine GAAP and U.S. GAAP that significantly affect our net income and shareholders’ equity. The most significant differences in their effect on 2006 net income are mainly related to purchase price allocation and its impact on impairment, depreciation of property, plant and equipment. See note 21 to our financial statements. Neither the effects of inflation accounting nor the proportional consolidation of Distrilec, a company under joint control, under Argentine GAAP have been reversed in the reconciliation to U.S. GAAP. The proportional consolidation of CIESA, another company under joint control, in 2006, 2005 and 2004 under Argentine GAAP was reversed in the reconciliation to U.S. GAAP.
RECONCILIATION TABLES
The following tables reconciliate our results for the years ended December 31, 2006, 2005 and 2004 with proportional consolidation (as required by Argentine GAAP), with our results as adjusted to reflect the elimination of proportional consolidation:

	For the Year Ended
	December 31, 2006
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales (2)	11,745	(592)	(695)	10,458
Costs of sales	(8,251)	280	594	(7,377)

Gross profit	3,494	(312)	(101)	3,081
Administrative and selling expenses	(1,094)	23	94	(977)
Exploration expenses	(117)	—	—	(117)
Other operating expenses net	(135)	1	38	(96)

Operating income	2,148	(288)	31	1,891
Equity in earnings of affiliates	219	71	(37)	253
Financial income (expense) and holding gains (losses)	(506)	132	11	(363)
Other income, net	93	—	9	102

Income (loss) before income tax and minority interest in subsidiaries	1,954	(85)	14	1,883
Income tax provision	(465)	(6)	(6)	(477)
Minority interest in subsidiaries	(425)	91	(8)	(342)

Net income	1,064	—	—	1,064

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in our Gas and Energy segment.

(2)	Net of P$40 million in intercompany sales.

	For the Year Ended
	December 31, 2005
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales (2)	10,655	(492)	(651)	9,512
Costs of sales	(7,046)	249	554	(6,243)

Gross profit	3,609	(243)	(97)	3,269
Administrative and selling expenses	(941)	18	73	(850)
Exploration expenses	(34)	—	—	(34)
Other operating expenses net	(329)	3	5	(321)

Operating income	2,305	(222)	(19)	2,064
Equity in earnings of affiliates	281	42	(8)	315
Financial income (expense) and holding gains (losses)	(899)	128	19	(752)
Other expenses, net	(459)	—	11	(448)

Income (loss) before income tax and minority interest in subsidiaries	1,228	(52)	3	1,179
Income tax provision	(211)	(6)	(1)	(218)
Minority interest in subsidiaries	(288)	58	(2)	(232)

Net income	729	—	—	729

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in our Gas and Energy segment.

(2)	Net of P$21 million in intercompany sales.

	For the Year Ended
	December 31, 2004
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales (2)	8,763	(472)	(535)	7,756
Costs of sales	(5,781)	219	449	(5,113)

Gross profit	2,982	(253)	(86)	2,643
Administrative and selling expenses	(847)	16	66	(765)
Exploration expenses	(133)	—	—	(133)
Other operating expense, net	(324)	22	6	(296)

Operating income	1,678	(215)	(14)	1,449
Equity in earnings of affiliates	102	24	(4)	122
Financial income (expense) and holding gains (losses)	(1,265)	144	20	(1,101)
Other expenses, net	(40)	14	(7)	(33)

Income (loss) before income tax and minority interest in subsidiaries	475	(33)	(5)	437
Income tax provision	317	(11)	4	310
Minority interest in subsidiaries	(17)	44	1	28

Net income	775	—	—	775

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in our Gas and Energy segment.

(2)	Net of P$13 million in intercompany sales.

The following tables reconciliate our statements of cash flow for the fiscal years ended December 31, 2006, 2005 and 2004 with proportional consolidation as required by Argentine GAAP to these statements as adjusted to reflect the elimination of proportional consolidation.

	For the Year Ended
	December 31, 2006
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	790	257	59	474
Net cash provided by operations	2,877	326	45	2,506
Net cash used in investing activities	(2,022)	(64)	(70)	(1,888)
Net cash (used) provided by financing activities	(295)	(280)	33	(48)
Effect of exchange rate change on cash	—	—	—	—

Cash and cash equivalent at the end of the year	1,350	239	67	1,044

	For the Year Ended
	December 31, 2005
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,067	168	53	846
Net cash provided by operations	1,998	299	73	1,626
Net cash used in investing activities	(1,682)	(84)	(54)	(1,544)
Net cash used in financing activities	(602)	(126)	(13)	(463)
Effect of exchange rate change on cash	9	—	—	9

Cash and cash equivalent at the end of the year	790	257	59	474

	For the Year Ended
	December 31, 2004
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,091	336	46	709
Net cash provided by operations	1,632	62	132	1,438
Net cash used in investing activities	(1,199)	(49)	(78)	(1,072)
Net cash used in financing activities	(451)	(181)	(48)	(222)
Effect of exchange rate change on cash	(6)	—	1	(7)

Cash and cash equivalent at the end of the year	1,067	168	53	846

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
In accordance with our by-laws, the Board of Directors, which formally meets at least once every three months, shall comprise a minimum of six and a maximum of twenty-one members. Shareholders may appoint a number of alternate directors that may be equal to or lower than the number of regular directors in order to fill any vacancy, in the order of their appointment. Directors and alternate directors are appointed by shareholders at their annual shareholders’ meeting for the term of two fiscal years, with half of the directors up for election every year. The most recent annual shareholder’s meeting was held on March 30, 2007.
The following table sets out the members and alternate members of our Board of Directors.

		Year first joined
	Year of	Petrobras		Term
Name	appointment	Energía	Position	Expires
Decio Fabricio Oddone da Costa	2005	—	Chairman	2008
Daniel Lima de Oliveira	2006	—	Vice Chairman	2008
André Garcez Ghirardi	2006	—	Director	2007
Carlos Tadeu da Costa Fraga	2006	—	Director	2008
Solange da Silva Guedes	2006	—	Director	2008
Venina Velosa da Fonseca	2006	—	Director	2007
Sydney Granja Affonso	2006	—	Director	2008
Carlos Alberto de Meira Fontes	2007	2004	Director	2008
Cedric Bridger	2004	—	Director	2007
Ignacio R. Arrieta	2007	—	Director	2008
Santiago Montezanti	2007	—	Director	2007
Luis Miguel Sas	2003	1984	Director	2008
Carlos Alberto Pereira de Oliveira	2004	2003	Director	2007
João Bezerra	2006	2006	Director	2008
Vilson Reichemback da Silva	2005	2004	Director	2007
Héctor Daniel Casal	2003	1991	Director	2007
Claudio Fontes Nunes	2006	2006	Director	2007
Rui Antonio Alves da Fonseca	2006	2003	Director	2007
Adalberto Santiago Barbalho	2007	2007	Director	2008
Heitor Cordeiro Chagas de Oliveira	2006	2006	Alternate Director	2007
Horacio T. Liendo	2007	—	Alternate Director	2007
In compliance with Resolution No. 368 of the National Securities Commission (CNV), Ignacio R. Arrieta, Santiago Montezanti and Horacio T. Liendo qualify as independent directors, and the other directors are not independent in accordance with the CNV rules. Resolution No. 368 provides that a member of a corporate body shall not be considered independent if that member fits one or more of the following descriptions:
•
The member is also a member of management or an employee of shareholders who hold significant interests in the issuer, or of other entities in which these shareholders hold either directly or indirectly significant interests or over which these shareholders exercise a significant influence.

•	The member is an employee of the issuer or has been an employee during the last three years.
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
“Significant interests” mean shareholdings that represent at least 35% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors by class of shares or by having entered into agreements with other shareholders relating to the governance and the management of the relevant entity or of its controlling shareholders.
The following is a brief summary of the principal business and academic experience of each of our directors listed in the table above:
Decio Fabricio, Oddone da Costa (46) graduated in Electrical Engineering from Universidad Federal de Río Grande do Sul, Brazil. He completed post-graduated courses in oil engineering promoted by Petrobras and in Advanced Management at Harvard University Business School and the Advanced Management Programme at the Insead, France. He received an honorary Master Degree in Management and Administration from the Alta Escuela de Dirección y Administración de Empresas in Madrid, Spain, and an Honoris Causa Doctoral Degree in education from Aquino’s University, Bolivia. He has occupied several managerial positions within Petrobras in Brazil, Argentina, Angola, Libya and Bolivia where he held the position of Chairman of Petrobras Bolivia S.A. and other companies of the group. Currently he also is responsible for Petrobras’ activities in Cono Sur. He also acts as Chairman of Petrobras subsidiary companies in Bolivia, Uruguay, Chile, Paraguay and Spain and as a member of the Board of Directors of Petrobras Energía and other companies of the Petrobras group.
Daniel Lima de Oliveira (55) graduated in 1975, with a Mechanical Engineering degree from the Industrial Engineering School in S.J. dos Campos. In 1976 he joined Petrobras as a supply engineer in the Commercial Department. In 1982 he moved to the Financial Department of Petrobras, having work in the Short-Term Credit Division, and as Assistant to the General Manager. From 1984 to 1988 he served as Financial Manager of the Petrobras London Office. From 1988 to 1992 he worked as manager at Braspetro, responsible for insurance and financing for the Company foreign operations. From 1992 until 1995 he served as head of the Medium and Long-Term Credit Division with the responsibility for raising funds to the company investment program. From 1995 to 1999 he was assigned to the Petrobras New York Office as Financial Manager, responsible for negotiating trading lines, supporting the Head Office in structured transactions, Investor Relations and liaising with U.S. and Canadian export agencies. From September 1999 to July 2005 he was designated Deputy Executive Manager of the Financial Department with the responsibility for coordinating financial activities among several subsidiaries. In this position he has served on the Board of Directors of several companies of the Petrobras group. From July 2005 to March 2006 he served as the Executive Manager of Petrobras Corporate Finance. Since March 2006 he has been the Executive Manager of Petrobras Corporate Financial. Currently, he is a member of the Board of Directors of Petrobras Energía.
André Garcez Ghirardi (56) graduated in Industrial Engineering from Universidade de Säo Pablo, Brazil, where he also pursued graduate studies in Operations Research. He has a Masters Degree from the Massachusetts Institute of Technology with a dissertation on Strategic Petroleum Stockpiling. He holds a Ph.D in Energy and Resources from the University of California Berkeley, with a thesis on the Use of Alcohol Fuels in Brazil. He is a former staff member of the U.S. Department of Energy’s Lawrence Berkeley Laboratory, in Berkeley California, where he conducted studies on energy demand in Latin America and West Africa. He is on leave from the School of Economics at Universidade Federal da Bahía, where he holds an Associate Professorship teaching Energy Economics and Econometrics at graduate and undergraduate levels. He has conducted studies on the reform of the electric power sector in Brazil, and has worked as consultant for COELBA, the electric power distribution company in the state of Bahía , Brazil. He served as assistant to the Chief Financial Officer of Petrobras, and currently serves as adviser to the Chairman of Petrobras. Currently, he is a member of the Board of Directors of Petrobras Energía.

Carlos Tadeu da Costa Fraga (49) graduated with a Bachelors Degree in Civil Engineering from UFRJ (Federal University of Rio de Janeiro) in 1980. He joined Petrobras Energía in 1981, where he attained his qualification in Petroleum Engineering. He has participated in several technical and managerial training programs in Brazil and overseas, including a course in Petroleum Engineering at Alberta University, in Canada, a course in Business Management at Columbia University, in New York, a course in Technology Management at Insead, in France, and a course in Strategic Leadership at London Business School. He held many executive managerial positions, as the manager of major deepwater operations both in Brazil and in the Gulf of Mexico. Since 2003 he has been the head of Petrobras Research & Development Center, being responsible for all Research & Development and basic engineering projects, on upstream, downstream and renewables areas. Currently, he is a member of the Board of Directors of Petrobras Energía.
Solange da Silva Guedes (46) graduated in Civil Engineering from the Federal University of Juiz de Fora in 1982. She joined Petrobras in 1985, when she took a specialization course in Petroleum and Production Engineering at the Petrobras University. In 1988 she got a M. Sc. degree in Civil Engineering from the Federal University of Rio de Janeiro (UFRJ). In 1998 she attended a Doctoral program at the State University of Campinas (UNICAMP). In November 2000, she was designated Marlim South Reservoir Sector Manager of the Exploration and Production Business Unit of Rio de Janeiro. Since 2003 she has been Executive Manager for Exploration and Production for the North and Northeast region in Petrobras. She is a member of the Board of Directors of Petrobras Energía.
Venina Velosa da Fonseca (44) graduated in Geological Engineering from Ouro Preto Federal University. She took a specialization course in Petroleum Geology (CIGEP-UFRJ) and an improvement course in Petroleum Geology and obtained an MBA degree in Economy and Management of Natural Gas and Energy. She joined Petrobras in 1990 and has since held several positions, including Manager of Implementation of Integrated Management Systems and Downstream Manager. Currently, she is Executive Manager of Corporate Downstream and she is a member of the Board of Directors of Petrobras Energía.
Sydney Granja Affonso (55) graduated in Mechanical Engineering from the School of Engineering of Universidade Federal do Rio de Janeiro. He joined Petrobras–UFRJ in 1977 as Equipment Engineering, after taking a course in Industrial Equipment and Systems (CEMANT — Petrobras — UFRJ). He served in several areas of Petrobras: Information Resource Planning, Petrobras System Planning Division and Strategic Analysis, Gas and Power Planning and Business Performance General Manager. Since July 2003 he has served as Planning General Manager of the Gas and Energy Business Unit in Petrobras. Currently, he serves as Executive Manager for Natural Gas Logistics and Partnerships and he is a member of the Board of Directors of Petrobras Energía.
Carlos Alberto de Meira Fontes (57) graduated in Chemical Engineering from the Instituto Militar de Engenharia, with an MBA from the Rio de Janeiro Federal University. He joined Petrobras 33 years ago and has since served in various positions, including Manager of Processes and Products of Refining, Manager of Petrochemical Projects, Chief Executive of Petrochemical Supply and Chairman of PETROQUISA. In addition, he has been on the Board of Directors for companies such as Rio Polímeros S.A. and Petroquímica Triumfo, among others. He is currently Chief Executive Officer and a member of the Board of Directors of Petrobras Energía.
Cedric Bridger (71) graduated in Public Accounting in London, where he initiated his professional activities. In Buenos Aires (1964) he was Financial Manager of FADIP S.A. (later Hughes Tool Co. S.A.). He then held the position of General Manager of the company in Brazil and was finally appointed Vice Chairman of Operations of the company for Latin America. From 1992 until 1998, he was Chief Financial Officer at YPF S.A. In April 1998, he retired from YPF S.A. and took a position as a Director of Banco Hipotecario. He is currently a member of the Board of Directors of Petrobras Energía and IRSA S.A. and Chairman of Patagonia Natural Products S.A.
Ignacio R. Arrieta (31) graduated cum laude from Universidad de Buenos Aires Law School, Argentina. He holds a Master of Law degree from University of Chicago. During the 1996-2000 period he worked as assistant professor of Procedural Law at Universidad de Buenos Aires. From 2000 to 2002 he worked as associate attorney with Hope, Duggan & Silva. In 2003 and 2004 he worked as Foreign Associate with Convington & Burling, Washington DC, USA. In December 2004 he joined Fortunati & Asociados and is currently a partner of the Law Firm.

Santiago L. Montezanti (31) graduated cum laude from Universidad de Buenos Aires Law School, Argentina, in 1999. He performed graduate studies in Tax Law at Universidad Católica Argentina in 2000. He also completed a specialized program in Tax Law at Universidad Austral during the 2004-2005 period. He served as Senior Attorney at Nicholson & Cano Abogados from 1999 to 2005. In 2005, he joined Fortunati & Asociados and is currently a partner of the Law Firm.
Luis Miguel Sas (44) has a degree in economics, is a Certified Public Accountant, a graduate of Universidad de Buenos Aires and holds an MBA from the Instituto de Altos Estudios Empresariales – Universidad Austral. He joined Petrobras Energía in 1984 and has since served in the area of finance. In 1990 he was appointed head of the Financial Operations Division when Petrobras Energía took over Telecom Argentina S.A. He worked as head of the Petrobras Energía money desk during the 1992-1997 period. In 1997 he was appointed Corporate Finance Manager, in charge of capital market financing and project financing. In January 2000, he was appointed Chief Financial Officer of Edesur S.A. He served as Finance Director at Petrobras Energía between May 2001 and May 2004. On May 7, 2004 he was appointed Chief Financial Officer of Petrobras Energía. In addition, he currently serves as Chairman of Petrobras Hispano Argentina S.A., Petrobras de Valores Internacional de España S.A. and Petrobras Energía Internacional S.A. and as Director of Petrobras Energía, World Energy Business, World Fund Financial Services and Petrolera Entre Lomas S.A. He is also a Member of Supervisory Board of Petrobras Holding Austria AG.
Carlos Alberto Pereira de Oliveira (49) graduated in Mechanical Engineering from the Instituto Militar de Engenharia of Rio de Janeiro and in Administration at the Federal University of Rio de Janeiro, both in 1980. He has a certificate in petroleum engineering from Petrobras that he received in 1981 and in 1990 he obtained a Master’s degree in Finance and Investments at the Pontificia Universidade Católica of Rio de Janeiro. In 1997 he took specialized courses in Petroleum Finance and Administration at the University of Texas, United States. He joined Petrobras in 1981 where he worked in different operating areas and assumed several executive positions. From 1999 to 2003 he served as Oil and Gas Exploration and Production Executive Manager. He is currently Director of the Oil and Gas Exploration and Production Business Unit of Petrobras Energía S.A. He is also a member of the Board of Directors of Petrobras Energía, Petrobras Energía Perú S.A. and Petrolera Entre Lomas S.A., where he is responsible for Petrobras activities in Argentina, Venezuela, Ecuador and Peru.
João Bezerra (49) has a degree in Electrical Engineering from Pernambuco Federal University and holds a Ph.D from Cranfield University, England, where he developed a GETI management model that guarantees a balance of interests among the stakeholders of a business. He joined Petrobras in 1986 and served in the Exploration and Production, Refining, Quality, Human Resources, Business Development and Market Integration areas. As Manager of Business Development, he conducted the process involving the acquisition of Eg3 S.A., Pecom Energía S.A. and Petrolera Perez Companc S.A. He currently performs as Chairman of TGS S.A., Transener S.A. and Edesur S.A. and as Vice Chairman of Companía. Mega S.A. He presently performs as Director of Gas and Energy Business Unit and member of the Board of Directors of Petrobras Energía.
Vilson Reichemback da Silva (56) graduated in Law from the Universidade Federal do Ceará in 1995. He currently serves as Chairman of Eg3 Red S.A. and Eg3 Asfaltos S.A. He is also Director of the Commercial Downstream Business Unit and member of the Board of Directors of Petrobras Energía.
Héctor Daniel Casal (51) graduated in Law. He serves as Director of Legal Affairs of Petrobras Energía. He has worked at Petrobras Energía since 1991. He also serves as Vice Chairman of Petrobras Energía Internacional S.A. He is a member of the Board of Directors of Petrobras Energía, Citelec, Distrilec, Transener, Transba S.A., Petrobras Financial Services Austria Gmbh, Petrobras Holding Austria and as an alternate Director of Edesur S.A. and Petrolera Entre Lomas S.A.
Claudio Fontes Nunes (52) graduated in Civil Engineering specialized in Hydraulic Works from Universidade Federal do Rio de Janeiro. He specialized in Petroleum Engineering at Petrobras. He is also a graduate of the Advanced Management Program from Harvard University. He joined Petrobras in 1980 and was in charge of Well Evaluation Operations, Projects Analysis, Contracts, Production Engineering, Engineering and Health, Safety and Environment. He currently serves as Director of Services and a member of the Board of Directors of Petrobras Energía.

Rui Antonio Alves da Fonseca (50) majored in Mechanical Engineering at Universidade Federal do Rio de Janeiro and completed MBA courses for managers and executives at Fundación Getúlio Vargas, Brazil. At Petrobras he worked as head of the CENPES Industrial Project Division and as Environment, Safety and Health General Manager. He currently is Director of Quality, Environment, Safety and Occupational Health and a member of the Board of Directors of Petrobras Energía.
Adalberto Santiago Barbalho (55) has a degree in Chemical Engineering from the Universidad Federal de Río de Janeiro and a degree in Civil Engineering from the Ingeniero Civil de la Pontificia Universidad Católica of Campinas, Brazil. He also has a Master’s degree from the State University of Campinas. He has a long history with the Company, starting in 1975. Since November of 2003, he has served as General Manager of Petrobras Bolivia Refinación. Before his current position, he worked in the Energy department of Petrobras as a Coordinator of Analysis and Evaluation and General Manager of Operations and Maintenance. He also worked in the Paulinia Refinery – REPLAN, where he spent the better part of his career, from 1975 until 1990, serving in various management positions.
Heitor Cordeiro Chagas de Oliveira (62) graduated in Law from Universidad Federal Fluminense. He specialized in Human Resource Development at Getúlio Vargas Foundation, Rio de Janeiro, where he worked as professor and served on the Governing Board. He is a widely experienced consultant and lecturer. He received an award twice from the Brazilian Human Resource Association. He was responsible for the Human Resource Department in two opportunities at Petrobras and other public and private agencies including, among others, Banco Boavista, BANERJ, the Federal Administration Secretariat and the Ministry of Health. He also served as Administrative Reform Secretary to SEPLAN - Brazilian President’s Office, member of the Board of Trustees of Getulio Vargas Foundation and member of the Brazilian Academy of Administration Sciences. He also performed as Corporate Affairs Director at Xerox of Brazil and Director of PETROQUISA. He currently holds the position of Director of Human Resources at Petrobras Energía.
Horacio T. Liendo (27) graduated in Law from Universidad de Buenos Aires, Argentina. He specialized in Administrative Law. He holds an LLM in Law from Georgetown University Law Center, Washington D.C., USA. During the 2001-2005 period he held several positions at the Marval, O’Farrell & Mairal Law Firm. He currently works as attorney at the Fortunati y Asociados Law Firm.
Administration and Organization
Our operations are conducted through Petrobras Energía. Petrobras Energía’s operations are divided into four business segments that are in turn supported by corporate functions. The four business segments are: Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals and Gas and Energy.
Petrobras Energía is managed by a committee made up of 7 members: the Chief Executive Officer, the Chief Financial Officer, the Director of each business unit and the Director of Services. Operations are managed through standardized processes that facilitate and secure coordination between the different units and groups. Delegation of authority is encouraged for the purpose of promoting efficiency. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes. Our internal control system is supported by coordination among the areas responsible for managing businesses and administering them on a centralized basis, always within the framework of the policies established by the executive committee. Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, production of periodical management control reports, performance appraisals and fluid communication.
Our Executive Officers
Because we are a holding company, we do not have any executive officers. Our operations are conducted by Petrobras Energía’s team of highly qualified executive officers. The following table sets forth the names and positions of Petrobras Energía’s executive officers.

Name	Position
Carlos Alberto de Meira Fontes	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Carlos A. Pereira de Oliveira	Director of Oil and Gas Exploration and Production Business Unit
Adalberto Santiago Barbalho	Director of Refining and Petrochemicals Business Units
João Bezerra	Director of Gas and Energy Business Unit
Vilson Reichemback Da Silva	Director of the Commercial Downstream Business Unit
Heitor Cordeiro Chagas	Director of Human Resources
Héctor Daniel Casal	Director of Legal Affairs
Claudio Fontes Nunes	Director of Services
Rui Antonio Alves da Fonseca	Director of Quality, Environmental and Safety and Occupational Health
Michael Ditchfield	Executive Manager of Planning and Management Control
Pablo Maria Puiggari	Executive Manager of Communications
The following is a brief summary of the principal business and academic experience of Petrobras Energía’s executive officers who are not directors of the Company (for the summary regarding executive officers who are directors, see above).
Michael Ditchfield (44) graduated both in Economic Sciences from University of Rio de Janeiro and Civil Engineering from the Federal University of Rio de Janeiro. He obtained an MBA with a concentration in Finance and Strategy from the London Business School. Since 1991 he has held several executive positions at Petrobras, including General Manager of Petrobras in London, Executive Manager of Planning and Services of Petrobras International Area, Chief Financial Officer and member of Petrobras Internacional’s Board of Directors. He has a vast experience in finance, acquisitions and merger and integration processes, strategic planning, business management support, implementation of management systems in several countries, corporate matters and assessment, purchase and sale of companies. He is currently member of the Board of Directors of World Energy Business S.A. and Petrolera Entre Lomas S.A. and a member of the Supervisory Board of Petrobras Holding Austria AG.
Pablo María Puiggari (43) graduated in Law from Buenos Aires University. He completed post-graduated courses in Mass Communications from Boston University (College of Communications) where he received an Honorary Masters Degree. He has occupied several managerial positions in Petrobras Energía, such as Institutional Relations Manager and Publicity Sponsorships Manager.
COMPENSATION
Compensation of the members of the Board of Directors is determined at the Regular Shareholders’ Meeting in compliance with the Business Companies Law, No. 19,550. The maximum amount of compensation that the members of the Board of Directors may receive, including salaries and any other form of compensation for the performance of technical, administrative, or permanent functions, may not exceed 25% of our profits. Such amount is 5% in the event that no dividends are distributed to the shareholders and is increased pro rata on the basis of the dividend distribution, up to the 25% cap. In the event that one or more directors serve as members of a special committee or perform technical or administrative functions, and profits are reduced or non-existent, and, consequently, the preset limits are exceeded, compensation in excess of the limit may only be paid with the prior express approval by shareholders at a regular shareholders’ meeting.
In Petrobras Energía, the compensation policy for executive officers includes an annual cash compensation and a benefit program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and an annual variable compensation dependent upon Petrobras Energía’s results of operations and the achievement of individual goals and objectives. Benefits granted to executive officers are similar to those granted to employees generally, such as life insurance, health care plan, meal allowance and defined benefits pension plan, which is described in the Financial Statements.

No contracts for services were entered into between the directors and our company or any of our subsidiaries that provide for benefits after termination of their office, other than as provided by law.
In 2006, we paid an aggregate of approximately P$8 million to our directors and to the executive officers of Petrobras Energía.
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
The Audit Committee’s purpose is to assist the Board of Directors in fulfilling its responsibilities relating to (1) our financial statements, (2) compliance with applicable legal, regulatory and behavioral requirements, (3) qualification and independence of the independent external auditor that delivers an audit report on our financial statements (the “Independent Auditor”), and (4) the conduct of the internal audit and the Independent Auditor’s performance.
The Audit Committee is composed of three regular directors and an equal or lower number of alternate members that will be appointed by the Board of Directors from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of the Audit Committee. All members of the Audit Committee must be independent in accordance with applicable SEC standards and only a majority must be independent in accordance with the standards of the CNV. See “—Directors and Senior Management — Board of Directors”. The Audit Committee may adopt its own internal regulations. At the Board of Directors meeting held on March 30, 2007, Cedric Bridger, Ignacio R. Arrieta and Santiago Montezanti were appointed as regular members of the Audit Committee and Horacio T. Liendo was appointed as an alternate member.
Once per year our Audit Committee prepares a working plan with respect to the Audit Committee’s goals and work schedule for the fiscal year to be reported to the Board of Directors. The remaining directors, members of the Statutory Syndic Committee, managers and external auditors request, at the Audit Committee’s request, to attend the Committee’s meetings, assist the Committee and provide it with any information available to them. For a better performance of its duties, the Committee may retain, on the Company’s account, advisory services of counsel and other independent professionals on the basis of a budget previously approved at the Shareholders’ Meeting. The Committee shall have access to the information and documentation deemed necessary for the fulfillment of its functions.
The Audit Committee has the following principal powers and responsibilities:
•
To supervise the performance of the internal control systems, the performance and reliability of the administrative and accounting system, the reliability of the financial statements and all the financial information and the disclosure of relevant events.

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

•	To provide the market with complete information with respect to transactions where members of the corporate bodies and / or controlling shareholders of ours have conflicts of interests.
•	To opine with respect to the reasonableness of the compensation and stock option plans proposed by the Board of Director at the shareholders meetings.
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
Compensation Committee
In order to better supervise salary and compensation matters, the Board of Directors of Petrobras Energía created a Compensation Committee at its October 6, 2006 meeting. The main purpose of this committee is to assure the compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the Company with greater flexibility to make more effective decisions. The Committee meets monthly to approve matters relating to compensation policy, including compensation subject to our and the employee’s performance. The Committee, composed of Directors Décio Fabricio Oddone da Costa, Roberto Luis Monti and André Garcez Ghirardi, must report to the Board of Directors at least semiannually.
Statutory Syndic Committee
We have a Statutory Syndic Committee that is comprised of three members and three alternate members. The members of Petrobras Energía’s Statutory Syndic Committee are the same as those that serve on our Statutory Syndic Committee.

The table below sets out the name, year of appointment and position of each person on the Statutory Syndic Committee, approved by Ordinary Shareholders’ Meeting held on March 30, 2007:

	First year of
Name	appointment	Position
Juan Carlos Cincotta	2004	Member
Justo Federico Norman	2003	Member
Rogelio Norberto Maciel	2003	Member
Olga M. Morrone de Quintana	2004	Alternate
Mariana P. Ardizzone	2004	Alternate
María Laura Maciel	2004	Alternate
The members and alternate members of the Statutory Syndic Committee are elected by the shareholders at the annual shareholders’ meeting to serve for a renewable term of one year. The primary responsibilities of the Statutory Syndic Committee are to monitor the Board of Directors’ and management’s compliance with the Business Companies Law, our by-laws and the shareholders’ resolutions. The Statutory Syndic Committee also performs other functions, including: (1) attending meetings of the Board of Directors and shareholders, (2) calling special shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with the Business Companies Law, No. 19550, (3) presenting a report on the reports of the Board of Directors and the annual financial statements at regular shareholders’ meetings, and (4) investigating written complaints of shareholders representing not less than 2% of the capital stock. The Statutory Syndic Committee may not engage in any management control and, accordingly, may not evaluate business judgment and decisions on issues of administration, financing, sales and production, as these issues fall within the exclusive responsibility of the Board of Directors.
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
The following is a brief summary of the principal business and academic experience of the members of the Statutory Syndic Committee listed in the table above:
Juan Carlos Cincotta (62) graduated in Public Accounting from Universidad de Buenos Aires. He is currently a Head of Cincotta Asesores, formerly a partner at Ernst & Young, Grant Thornton and Bertora & Asociados. He specializes in external audits of major public and private entities, consulting in accounting issues and auditing of companies. He is a member of the Special Commission on Accounting and Auditing Regulations (CENCyA) of the Federación Argentina de Consejos Profesionales de Ciencias Económicas and Member of the Developing Nations Committee of the International Federation of Accountants (IFAC). He is currently a member of the Statutory Syndic Committee of Petrobras Energía.
Justo F. Norman (62) graduated in Law. He is a partner of Maciel, Norman & Asociados Law Office in Buenos Aires (1991) with extensive experience in the general practice of law and in the fields of energy, natural resources, oil and gas regulations and environmental issues. He is also renowned in the litigation and international arbitration fields. He is a member of the Association of International Petroleum Negotiators (AIPN) where he has served serves as Regional Secretary (2001-2004); the International Bar Association (IBA); and Rocky Mountain Mineral Law Foundation. He has represented and currently represents companies such as Anadarko Petroleum Corporation, ANR Pipeline Company (Coastal), Apache Corporation, BHP Petroleum (Americas) Inc., British Gas, Devon Energy Corporation, Parker Drilling, and Petroliam National Berhad (Petronas). He is a Regular Director of Noranda Exploración Argentina S.A., Petronas Argentina S.A. and Apache Petrolera Argentina S.A., among others. He is also a member of the Statutory Syndic Committee of Petrobras Energía.

Rogelio N. Maciel (71) is a founding partner of Maciel, Norman & Asociados Law Office. He is a renowned lawyer in the litigation and international arbitration fields. He was one of the members of the Argentine Aeronautical Code Drafting Committee and was a member of the Argentine delegation to the OACI. He is a member of the Buenos Aires Oil Club, the Association of International Petroleum Negotiators (AIPN) and the Rocky Mountain Mineral Law Foundation. He is Vice Chairman of Noranda Exploración Argentina S.A. and Petronas Argentina S.A., a Regular Director of BHP Petroleum (Argentina) S.A. and an Alternate Director of Petrolera Rio Alto S.A., among others. He is also a member of the Statutory Syndic Committee of Petrobras Energía.
Olga M. Morrone de Quintana (71) is a partner of Morrone de Quintana, Seoane & Quintana. She is currently a member of the Statutory Syndic Committee of Petrolera Entre Lomas S.A., Petrobras Energía Internacional S.A., World Energy Business S.A., Propyme SGR, and an alternate member of the Statutory Syndic Committee of Petrobras Energía.
Mariana P. Ardizzone (34) graduated in Law from Universidad de Buenos Aires. She holds a Master of Laws from the University of Michigan and is currently enrolled in a post-graduate degree course in Business Administration and Electric Energy and Natural Gas Markets at the Instituto Tecnológico de Buenos Aires (ITBA). Since July 2001, she has been working as a lawyer at Maciel, Norman & Asociados law office. She is currently an alternate member of the Statutory Syndic Committee of Petrobras Energía.
Maria Laura Maciel (44) graduated in Law from Universidad Católica Argentina. She holds a post-graduate degree in Private International Law and in Aviation Law from American University in Washington D.C. (1986), and a post-graduate degree in IATA/FIATA in the International Association of Air Transportation, Montreal, Canada (2004). She is currently working as an associate at Maciel, Norman & Asociados law office, and is currently an alternate member of the Statutory Syndic Committee of Petrobras Energía.
Total compensation for the members of the Statutory Syndic Committee was P$0.04 million in 2006.
EMPLOYEES
The following table sets forth the number of our employees by business segment for the fiscal years ended December 31, 2006, 2005 and 2004.

	As of December 31,
	2006	2005	2004
Oil and Gas Exploration and Production	959	1,053	987
Refining and Distribution	3,031	2,872	2,918
Petrochemical	214	210	208
Gas and Energy	111	104	95
Corporate	813	797	746

Total	5,128	5,036	4,954

Currently, 39% of our workforce are members of labor unions and have entered into collective bargaining agreements with our company or our controlled subsidiaries. We believe that we generally have good relations with our employees and the unions, and expect to continue to enjoy good relations with our employees and the unions in the future. We can provide no assurance, however, that our employee compensation arrangements may not be subject to change or modification after the expiration of the contracts currently in effect.
We maintain an employee contribution plan and a pension benefits plan. In addition, we offer incentive programs to our employees.
SHARE OWNERSHIP
To our knowledge, none of our directors or members of our senior management owns more than 1% of our outstanding shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
Our share capital consists of 2,132,043,387 Class B shares. Our Class B shares have a par value of P$1.00. Our Class B shares are entitled to one vote per share.
On October 17, 2002, Petrobras Participaciones, S.L (formerly Petrobras Participações S.L.), a wholly owned subsidiary of Petrobras, acquired 58.6% of Petrobras Energía Participaciones’ capital stock from the Perez Companc Family and Fundación Perez Companc. Petrobras is a public Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its by-products in Brazil and abroad. Prior to that date, the Perez Companc Family, together with Fundación Perez Companc, had owned at least half of the share capital issued by Petrobras Energía Participaciones.
The table below sets forth certain information as of April 30, 2007 with respect to the ownership of our capital stock by each person who is known to us to be the owner of more than 5% of our shares.

	Class B Shares
		% of the Total
		Outstanding
Shareholder	Number of Shares	Shares
Petrobras Participaciones S.L.	1,249,716,746	58.6%
RELATED PARTY TRANSACTIONS
Related party transactions are carried out in the ordinary course of our operations on an arm’s length basis. The terms of these transactions are comparable to those offered by or obtained from non-related third parties.
On January 21, 2005, the special shareholders meetings of Petrobras Energía, Eg3, PAR, and PSF, approved the merger of Eg3, PAR and PSF into Petrobras Energía. Prior to the merger, Petrobras, through its subsidiary PPSL, held a 99.6% interest in Eg3 and a 100% interest in each of PAR and PSF. Pursuant to the merger, PPSL received 229,728,550 newly issued Class B shares of Petrobras Energía, representing 22.8% of Petrobras Energía’s capital stock. As a result of the merger, Petrobras Energía Participaciones S.A.’s ownership interest in Petrobras Energía decreased from 98.21% to 75.82%.
In 2005, we agreed to acquire from Petrobras a 10% interest in the Tierra Negra Block in Colombia for U.S.$1.4 million. Our entrance into Colombia, in association with Petrobras, which already had major operations in that country, gives rise to new prospects for the development of our exploration and production business.
We have entered into several financing arrangements with subsidiaries of Petrobras. In September 2004, Petrobras Internacional Braspetro BV, a subsidiary of Petrobras, granted us a U.S.$50 million loan, with an interest rate of 7.5% per annum. The loan is repayable semiannually over 42 months and may be prepaid without penalties. In 2005, we entered into a U.S.$200 million loan facility with Petrobras Internacional Braspetro BV. This loan has a term of ten years and bears interest at an annual interest rate of 7.22%, plus taxes. The proceeds of this loan were used to prepay in part the Series K and M Notes. This loan can be prepaid at any time without a prepayment penalty. A significant portion of the debt repayments made during 2005 was financed with loans provided by Petrobras.
Petrobras Energía provided the funds to provisionally finance, on account and on behalf of Petrobras, the expansion of TGS’s pipeline transportation capacity by approximately 2.9 million cubic meters per day. TGS and the Argentine government, among others, agreed that Petrobras would be the project’s financing arranger and Petrobras would request that Banco Nacional de Desenvolvimento Económico e Social de Brasil (“BNDES”) – or any other institution to be appointed by Petrobras – grant and document a loan to finance works for an amount of at least U.S.$142 million or Petrobras would otherwise obtain the resources and/or contribute the funds, until the loan is disbursed. On February 25, 2005, Petrobras Energía’s Board of Directors approved entry into a loan agreement with Petrobras Internacional Braspetro BV, for an amount of up to U.S.$142 million at an annual 5.35% interest rate payable semiannually, free of tax withholdings, for a term of up to three years. On May 25, 2005, BNDES made the first disbursement, making the financing effective. Total disbursements made by Petrobras Internacional Braspetro BV to finance Petrobras Energía’s contributions on account and behalf of Petrobras, totaled U.S.$41.8 million. This loan was cancelled in July 2005.

The outstanding balances from transactions with related companies, (including companies under joint control) as of December 31, 2006 and 2005 are as follows (in millions of pesos):

	2006
	Current					Non-current
	Trade	Other	Accounts	Other		Other
Company	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	Loans
Petroquimica Cuyo S.A.	11	2	—	—	6	—	—	—
Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	138	—
Petrobras Bolivia Refinación S.A.	6	—	—	—	—	—	—	—
Transportadora de Gas del Sur S.A.	10	12	9	—	—	—	—	—
Refineria del Norte S.A.	3	8	16	—	—	—	—	—
Petrobras International Finance Co.	57	—	—	—	—	—	—	—
Petroleo Brasileiro S.A. -Petrobras	4	5	33	11	—	3	—	—
Petrolera Entre Lomas S.A.	—	—	71	—	—	—	—	—
Propyme SGR	—	—	—	—	—	—	6	—
Petrobras Internacional — Braspetro B.V.	—	76	2	—	20	—	—	768
Other	1	14	5	16	—	2	3	—

Total	92	117	136	27	26	5	147	768

	2005
	Current						Non-current
		Trade	Other	Accounts	Other		Other
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	Receivables	Investment	Loans
Petroquimica Cuyo S.A.	—	8	4	—	—	6	—	—	—
Oleoductos de Crudos Pesados Ltd.	—	—	—	—	—	—	—	142	—
Transportadora de Gas del Sur S.A.	—	9	—	6	—	—	—	—	—
Refineria del Norte S.A.	—	17	5	40	—	—	—	—	—
Petrobras International Finance Co.	—	95	—	5	—	—	—	—	—
Petroleo Brasileiro S.A- Petrobras	—	3	15	17	—	—	3	—	—
Petrolera Entre Lomas S.A.	2	—	—	69	—	—	—	—	—
Propyme SGR	—	—	—	—	—	—	—	6	—
Petrobras Internacional — Braspetro B.V.	—	—	25	—	—	20	—	—	758
Other	—	2	7	2	2	—	—	2	—

Total	2	134	56	139	2	26	3	150	758

The main transactions with related companies (including companies under joint control)for the fiscal years ended December 31, 2006, 2005 and 2004 are as follows (in million of pesos):

	2006		2005		2004
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Oleoductos del Valle S.A.	23	—	15	—	20	—
Transportadora de Gas del Sur S.A.	40	34	30	—	35	—
Refineria del Norte S.A.	142	99	122	82	77	46
Petrobras International Finance Co.	101	1,428	118	977	121	488
Petroquimica Cuyo S.A.	—	33	—	—	—	—
Petrolera Entre Lomas S.A.	440	1	344	1	198	—
Petróleo Brasileiro S.A.	102	14	—	10	—	240
Petrobras Bolivia Refinación S.A.	—	33	3	34	—	36

Total	848	1,642	632	1,104	451	810

Transactions with Petrobras International Finance Co. principally relate to purchases of diesel oil and other refined products and sales of oil crude and refined products. These transactions are conducted on an arms-length basis.
We have not entered into any other material related party transactions.

Item 8. FINANCIAL INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS
See “Item 18. Financial Statements”.
LEGAL PROCEEDINGS
We are involved in various litigation and regulatory proceedings arising in the ordinary course of our business. We do not believe that any of these proceedings is material to our operations or financial condition.
DIVIDENDS
We may only pay dividends from our retained earnings reflected in our annual audited financial statements as approved at our annual general regular shareholders’ meeting. While our Board of Directors may declare interim dividends, pursuant to an audited interim-period financial statement, our Board of Directors and our Statutory Audit Committee would be jointly and severally liable for any payments made in excess of retained earnings at fiscal year closing. The declaration, amount and payment of dividends to shareholders are subject to approval by the regular shareholders’ meeting. Under our by-laws, our net income is allocated as follows:
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
The source of funds for the payment of cash dividends will be the dividends received from our controlled company, Petrobras Energía. Payment of cash dividends by Petrobras Energía depends upon its financial position, results of operations, cash requirements (including capital expenditures and payments of debt service), retained earnings minimum requirements and other requirements imposed by Argentine law and upon any other factors deemed relevant by Petrobras Energía’s Board of Directors for the purpose of resolving upon the declaration of dividends.
Under Law No. 20,628 (art. 69.1), any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a thirty five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations not taken into account in determining the former for the same tax period or periods.
We did not pay dividends in 2006, 2005 or 2004. In the Regular Shareholders’ Meeting, held on March 30, 2007, it was announced that if upon approval of the Company’s quarterly Financial Statements for 2007, interim-period net and realized profits are reflected for an amount equivalent to the sum the Company is entitled to receive in connection with the cash dividend of P$186 million approved on the same date by Petrobras Energía S.A.’s General Shareholders’ Meeting, the Board of Directors will authorize payment of a single advance dividend in cash pursuant to the provisions of Section 224 of the Business Associations Law, for up to the aggregate amount mentioned above.

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

	ADS(1)		Class B share(2)
	High	Low	High	Low
Full Year
2002	12.60	3.60	2.83	1.42
2003	11.25	6.52	3.34	1.99
2004	14.14	8.80	4.13	2.65
2005	16.28	10.95	4.64	3.20
2006	13.33	9.85	4.08	3.02

Quarterly
2005
First Quarter	14.47	10.98	4.16	3.25
Second Quarter	12.59	10.95	3.63	2.20
Third Quarter	16.17	11.43	4.64	3.22
Fourth Quarter	16.28	11.45	4.61	3.51
2006
First Quarter	13.33	11.10	4.08	3.40
Second Quarter	12.70	9.85	3.83	3.02
Third Quarter	11.50	9.97	3.52	3.09
Fourth Quarter	12.19	10.05	3.53	3.11

Monthly
November 2006	11.78	10.89	3.53	3.33
December 2006	12.19	11.03	3.51	3.33
January 2007	12.12	10.91	3.70	3.34
February 2007	11.47	10.35	3.45	3.19
March 2007	10.40	9.90	3.19	3.02
April 2007	10.88	10.27	3.30	3.14

(1)	Amounts expressed in U.S. dollars.

(2)	Amounts expressed in Argentine pesos.
On March 30, 2007, there were approximately 34.9 million ADSs outstanding. Our ADSs represented approximately 16.4% of the total number of issued and outstanding Class B shares as of March 30, 2007.

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
Certain information regarding the Argentine equities market is set forth in the table below:

	2006	2005	2004	2003	2002	2001
Market capitalization
(billions of pesos)	1,229	771	690	543.3	348.1	192.5
As percent of GDP(1)	183%	145%	152%	144%	111.20%	70.90%
Volume (in millions of pesos)	16,089	19,938	14,113	8,844	4,117	7,519
Average daily trading volume (in millions of pesos)	64.89	79.12	56	35.52	17.5	30.9
Number of listed companies(1)	86	87	85	110	117	119

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange.

Source:	Bolsa de Comercio de Buenos Aires, CNV and Instituto Argentino de Mercado de Capitales
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
Transfers of Class A Shares
Class A shares were converted into Class B shares prior to the sale of Petrobras Energía Participaciones’ Class A shares from the Perez Companc Family to Petrobras.
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
Preferred Shares
We may issue non-voting preferred shares or preferred shares with one vote per share. The economic preferences and rights of our preferred shares will be determined at the shareholders’ meeting authorizing the issue of the preferred shares. Non-voting preferred shares may vote one vote per share in the following circumstances: (1) if we are in default with respect to the payment of preferred share dividends, (2) if the events described under “ — Meetings of Shareholders — Quorum and Voting Requirements” occur, and (3) if the preferred shares have been listed on a stock exchange and that listing is cancelled or suspended.
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
Changes in Shareholder Rights
See “ — Capital Stock — Special Class Voting Rights” above and “ — Meetings of Shareholders” below.
Audit Committee
The bylaws state that we shall have an Audit Committee composed of three regular directors and an equal or smaller number of alternate members. For more details on our Audit Committee refer to “Item 6. Directors, Senior Management and Employees — Board Practices — Audit Committee”.
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

Notices
Notice of shareholders’ meetings must be published for five days in the Official Gazette of the Republic of Argentina, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least ten days prior to the date on which the meeting is to beheld as per Argentine Companies Law, and at least 20 days prior to the meeting as per Executive Order 677/01. The notice must include information regarding the type of meeting to be held, the date, time and place of the meeting and the agenda. If there is no quorum at the meeting, notice for a meeting on second call must be published for three days, at least eight days before the date of the second meeting, and must be held within 30 days of the date for which the first meeting was called. The first call and second call notices may be effected simultaneously in order for the meeting on second call to be held on the same day as the meeting on first call, but only in the case of ordinary shareholders’ meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote.
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
COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE STANDARDS
AND OUR CORPORATE GOVERNANCE PRACTICE
On November 4, 2003, the NYSE established new corporate governance rules. Under these rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, pursuant to Rule 303 A 11 of the Listed Company Manual of the NYSE, we must provide a brief description of any significant difference between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. As required by the NYSE, the table below discloses the significant differences between our corporate governance practices and the NYSE rules. Our corporate governance practices are described in further detail elsewhere in this Annual Report. See “Item 6. Directors, Senior Management and Employees” and “ — Memorandum and Articles of Association”.

Section of
the NYSE
Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices

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

Section of
the NYSE
Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices

listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any single fiscal year, exceeds the greater of U.S.$1 million or 2% of such other company’s consolidated gross revenues (charities are not included, but any such payments must be disclosed in the company’s proxy - or, if no proxy is prepared, its Form 10-K/ Annual Report-).

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

of the relevant entity or of its controlling shareholders.

Ignacio R. Arrieta, Santiago Montezanti and Horacio T. Liendo are currently members of our Board of Directors who qualify as independent directors pursuant to the factors listed above.

303A.03	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.
Carlos Alberto de Meira Fontes, Adalberto Santiago Barbalho , Carlos Alberto Pereira de Oliveira, Héctor Daniel Casal, Luis Miguel Sas, João Bezerra, Vilson Reichemback da Silva, Claudio Fontes Nunes and Rui Antonio Alves da Fonseca, in addition to serving on our Board, have management positions. Our other ten directors are non-management directors. The non-management directors do not meet at regularly scheduled executive sessions without the presence of the managerial directors. See “Item 6. Directors, Senior Management and Employees — Directors and Senior Management — Board of Directors”.

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

Section of
the NYSE
Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices

Compensation Committee

303A.05
Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. Exception for “controlled companies,” which would include our company if it were a U.S. issuer.

Argentine regulations do not require the establishment of a compensation committee. However, at its October 6, 2006 meeting, in order to better supervise salary and compensation matters, the Board of Directors of Petrobras Energía S.A. created a Compensation Committee, whose purpose is to assure the compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the Company with greater flexibility to make more effective decisions. The Committee meets monthly to approve matters relating to compensation policy, including variable compensation practices. The Committee, composed of Directors Décio Oddone da Costa, Roberto Luis Monti and André Garcez Ghirardi, must report to the Board of Directors at least semiannually.

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

Section of
the NYSE
Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices

Employees — Board Practices — Audit Committee”.

Under Argentine law, the shareholders must appoint the external auditor. The Board of Directors may present a proposal regarding the appointment of the external auditor to the shareholders’ meeting. The Audit Committee must issue an opinion on any such proposal presented by the Board of Directors to the Shareholders.

We also have an internal audit department.

In accordance with Argentine law, we also have established a Statutory Syndic Committee that is comprised of three members and three alternate members, approved by our shareholders. Members of the Statutory Syndic Committee are not members of our Board of Directors. The primary responsibilities of the Statutory Syndic Committee are to monitor Board of Director’s and management’s compliance with the Argentine Companies Law, our by-laws and our shareholders’ resolutions. The Statutory Syndic Committee also performs other functions, including: (1) attending meetings of the Board of Directors and shareholders, (2) calling extraordinary shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with the Business Companies Law, No. 19550, (3) presenting a report on the reports of the Board of Directors and the annual financial statements at ordinary shareholders’ meetings, and (4) investigating written complaints of shareholders representing not less than 2% of the capital stock. See “Item 6. Directors, Senior Management and Employees — Board Practices — Statutory Syndic Committee”.

Equity Compensation Plans

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.
Our Board of Directors approves the equity compensation plans for our executive officers and senior management. For a description of our stock option programs for our executive officers and senior management see “Item 6. Directors, Senior Management and Employees — Compensation”.

The Audit Committee issues an opinion on the reasonableness of the Board of Directors’ proposals regarding fees and executive equity compensation plans.

Section of
the NYSE
Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices

Corporate Governance Guidelines

303A.09	Listed companies must adopt and disclose corporate governance guidelines.	Corporate governance guidelines are not required by Argentine law, but the company has nonetheless adopted the practice of issuing corporate governance policies.

Code of Ethics for Directors, Officers and Employees

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Conduct and Business Ethics applicable to all employees. See “Item 16B. Code of Ethics”. Any amendment to the code will be disclosed on our web site at www.petrobras.com.ar.

MATERIAL CONTRACTS
We are party to a number of material financing agreements, including the underlying agreements for our Global Note Program, and letters of credit entered into to backstop certain financial commitments related to our commitment under the ship or pay contract with OCP. These agreements and other financing agreements are described under “Item 5. Operating and Financial Review and Prospects — Off Balance Sheet Transactions” and “Item 5. Liquidity and Capital Resources”.
On September 1, 2005, CIESA, its current shareholders and creditors entered into a Restructuring Agreement relating to CIESA’s debt. See “Item 4. Information About the Company — Gas and Energy — Gas Transportation — TGS — Regulated Energy Segment” and Exhibit 4.6 to this Annual Report.
Our agreements with related parties are described in “Related Party Transactions” under Item 7.
We also enter into a number of significant agreements in the ordinary course of our business, including an oil transportation agreement with OCP. See “Item 4. Information About the Company — Oil and Gas Exploration and Production — Production — Production Outside of Argentina — Ecuador — Ship or Pay Contract with Oleoducto de Crudos Pesados (OCP)”.
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
Capital reductions and other distributions
Capital reductions and redemptions of our Class B shares and ADSs are not subject to income tax, except for the amount considered as a dividend for tax purposes. Withholding tax would apply to that amount, as described above.
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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for United States federal income tax purposes with respect to our 2005 or 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

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
The amount of dividend income taxable to you generally will include the amount of Argentine taxes, if any, that we withhold (as described under “ — Argentine Taxes”). Thus, in the event such withholding taxes are imposed, you most likely will be required to report income in an amount greater than the cash you receive in respect of payments made in respect of the ADSs. Subject to various limitations, you may be eligible to claim the Argentine income tax withheld in connection with any distribution on ADSs as a credit or deduction for purposes of computing your United States federal income tax liability. Foreign tax credits will not be allowed for withholding taxes imposed with regard to certain short-term or hedged positions in securities and may not be allowed with regard to arrangements in which a U.S. holder’s expected economic profit is insubstantial. Dividends we pay in respect of our ADSs generally will be treated as foreign source income and generally will constitute “passive” income for foreign tax credit purposes. Special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of United States federal income tax. U.S. holders should consult with their own tax advisors with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations in light of their particular situation.
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
It is unlikely that you will be able to claim a foreign tax credit for any Argentine personal property tax (as described in “ — Argentine Taxes”), but you may be able to deduct such tax in computing your United States federal income tax liability, subject to applicable limitations.
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
DOCUMENTS ON DISPLAY
We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically is available to the public over the Internet at the SEC’s web site at http://www.sec.gov.
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The following qualitative and quantitative information is provided about our exposure to market risks in the ordinary course of business.
This analysis comprises statements about future events which may not occur. Actual results may significantly differ due to several factors.
Qualitative Disclosures
Our results of operations and financial condition are exposed to market risk from three principal areas: (1) commodity price risk, (2) foreign currency exchange rate risk, and (3) interest rate risk. We periodically review the risks associated with our businesses at a senior management level, based on an approach that has evolved from an independent analysis of each business unit to a risk management strategy that focuses on measuring and monitoring the risks that affect our overall portfolio of assets. We believe our risk management strategy, which is in line with our business integration strategy, allows for efficient growth in the vertical integration of our business, while balancing market risks in the business value chain.
Within this context, the Company’s management evaluates from time to time the possibility of using hedging derivative instruments. These financial operations, when and if used by us, might expose us to credit risk of our counterparts. We apply strict requirements for the approval of lines of credit, and we also apply several procedures to assess such risks and seek to reduce our credit exposure in a variety of ways such as agreements for advance collateral payment or collection and the offset of collections and payments.
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
Historically, we have prioritized a risk strategy that, principally through swaps, producer collars and options, was designed to set crude oil sale prices at certain intervals. As of the date of this Annual Report, we do not have a position in any such derivative instruments, but we may decide to enter into derivative instruments in the future.

Foreign exchange risk
Our results of operations and financial condition are sensitive to changes in the exchange rate between the Argentine peso and other foreign currencies.
As of December 31, 2006, a significant portion of our and our affiliates’ debt was denominated either directly or indirectly in U.S. dollars. This exposes us to foreign exchange risks. Diversification of the Company’s businesses with foreign operations having a cash flow primarily denominated in U.S. dollars, commodity prices that are sensitive to dollar price changes and an export-oriented trade policy for oil products, help us mitigate our U.S. dollar-exposure.
In addition, we make forward sales of U.S. dollars in exchange for Argentine pesos. As of December 31, 2006, the nominal value of effective contracts amounted to U.S.$18 million at an average exchange rate of P$3.26 per U.S.$1.
Interest rate risks
Interest rate risk management mainly aims at reducing overall financial costs and adjusting our exposure to increasing interest rates.
In order to reduce interest rate volatility, we, by means of the application of mathematical models that incorporate historical volatility and correlation analyses, permanently evaluate the opportunity to enter into derivative instruments.
As of December 31, 2006, approximately 89% our total financial debt was subject to fixed rates and 11% was subject to variable rates. The variable rate debt is mainly linked to the LIBO rate. This risk, however, is mitigated by the natural hedge provided by certain liquid financial assets or marketable securities, with remuneration determined by LIBO or a similar rate.
Quantitative Disclosure
The chart below provides quantitative information about our financial debt as of December 31, 2006, that is sensitive to changes in interest rates and foreign exchange rates.
Foreign Currency Exchange Rate Risk and Interest Rate Risk

	Expected Maturity
								Estimated Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Value
	(in millions of pesos)
Short-and Long-Term Debt U.S. dollar:
Fixed Rate	1,976	170	557	1,072	—	1,228	5,003	5,151
Average interest rate (%)	7.18	7.37	9.00	8.13	—	8.3	—	—
Variable rate	157	68	60	60	304	27	676	676
Average interest rate (%)	6.34	5.73	6.56	6.56	6.35	6.57	—	—

Total	2,133	238	617	1,132	304	1,255	5,679	5,827

Reconciliation table with our Financial Statements, which include the proportional consolidation of CIESA and Distrilec (figures in million of pesos ) :

	Short-Term debt	Long-Term debt	Total
Debt obligations(1) without proportional consolidation	2,133	3,546	5,679
PEPSA’s interest in Distrilec’s debt obligations	46	183	229
PEPSA’s interest in CIESA’s debt obligations	467	987	1,454

Debt obligations(2) with proportional consolidation	2,646	4,716	7,362

(1)	As reported in tabular presentation.

(2)	As reported in the consolidated balance sheet of our financial statements.

Items 12-14. NOT APPLICABLE
Item 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
(b) Management’s Annual Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. The Company’s internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.
See discussion of the scope of this report in section (c), “Scope of Management’s Report on Internal Control over Financial Reporting”, below.
Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, was audited by Sibille, a member firm of KPMG International, an independent registered public accounting firm, as stated in their report beginning on page F-4 of the financial statements to this Form 20-F.
(c) Scope of Management’s Report on Internal Control over Financial Reporting
Our assessment of the internal control over financial reporting excludes the internal control over financial reporting of CIESA and Distrilec, which are incorporated into the consolidated financial statements as of December 31, 2006 and for the year then ended by the proportionate consolidation method required by the professional accounting principles in force in the City of Buenos Aires. We do not have the ability to dictate or modify the controls of those entities or the ability, in practice, to assess those controls and consequently we have not included in our assessment the internal control over financial reporting of such companies. The financial statements of CIESA and Distrilec proportionately consolidated represented assets constituting 20% as of December 31, 2006 and net sales constituting 11% for the year then ended of the respective consolidated totals. Under U.S. GAAP, CIESA and Distrilec would be treated as equity investees.

(d) Changes in Internal Control over Financial Reporting
In preparation for our first management report on internal control over financial reporting, during 2006, the Company made changes to its internal controls during 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, such as the creation of the Office of Internal Controls Compliance (whose responsibilities include the coordination and administration of the evaluation of our internal controls over financial reporting), and the implementation of significant improvements in the general controls over information systems. The Company believes these changes have strengthened its internal controls over financial reporting.
(e) New Developments on Internal Controls Over Financial Reporting
In recent months, the Company has undertaken a significant review of its business processes and controls with a view to improving the efficiency of its operations. The project spans across all of its businesses both in Argentina and abroad. As a result of this review, the Company plans to implement a number of changes and improvements to its processes and controls, including information systems, on a gradual basis starting in 2007. The Company believes that these changes and improvements will strengthen its internal controls over financial reporting. However, as with the implementation of any significant changes in processes and systems, the implementation of theses changes and improvements can cause some disruption in the working of controls during the implementation phase, and these changes and improvements may not be fully implemented and tested by year-end. Management is working on plans to minimize any impact from the implementation of these changes and improvements on the Company’s internal control over financial reporting.

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
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
Fees for professional services provided to us by our independent auditors, during the fiscal years ended December 31, 2006 and 2005 in each of the following categories are:

	Year ended December 31,
	2006	2005
	(in thousands of pesos)
Audit fees (1)	8,409	6,366
Audit-related fees (2)	1,505	3,052
Tax fees (3)	271	154

Total fees	10,185	9,572

(1)	Includes P$1,610 million corresponding to the Fees of Ernst & Young Global, our independent auditor until March 2006.
(2)	Includes P$557 million corresponding to the Fees of Ernst & Young Global, our independent auditor until March 2006.

(3)	Corresponds to the Fees of Ernst & Young Global, our independent auditor until March 2006.
Audit fees. Audit fees in the above table are mainly for professional services rendered in connection with the audit of our annual financial statements and the review of our quarterly reports, statutory audits of the financial statements of certain of our subsidiaries, and the provision comfort letters.
Audit-related fees. For 2006, audit related fee in the above table are mainly for audit reports required by the parent company. For 2005, audit-related fees in the above table are mainly for (a) audit reports required by our parent company, (b) reviews of internal controls of our application systems and security of our technical infrastructure, and (c) documentation assistance in connection with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.
Tax fees. Tax fees in the above table are fees mainly for tax compliance and tax advice.
Independent Auditors. Our financial statements as of and for the year ended December 31, 2006 were audited by Sibille, a member firm of KPMG International, and our financial statements as of and for the years ended December 31, 2005 and 2004 were audited by Pistrelli, Henry Martin y Asociados S.R.L., a member firm of Ernst & Young Global.
The Shareholders’ Meeting of Petrobras Energía Participaciones held on March 30, 2007 designated Sibille, member firm of KPMG International, as our independent auditors for the year ended December 31, 2007.

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
Item 16D. NOT APPLICABLE
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
From January 1, 2006 to December 31, 2006, no purchases were made by or on behalf of us or any affiliated purchaser of our ordinary shares or ADSs.
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

2.2	Trust Deed dated June 29, 1993 between Compañía Naviera Perez Companc S.A.C.F.I.M.F.A. and Citicorp Trustee Company Limited.*

2.3	Sixth Supplemental Trust Deed dated May, 1997 between Petrobras Energía Participaciones S.A. and Citicorp Trustee Company Limited.*

2.4	Form of U.S.$323,500,000 Restricted Global Note and Form of U.S.$76,500,000 Unrestricted Global Note, related to Petrobras Energía’s 8.125% notes due 2007.*

2.5	Indenture dated May 1, 1998 between Petrobras Energía Participaciones, S.A. and Citibank, N.A., as Trustee.*

2.6	Sixth Supplemental Indenture dated as of July 26, 2002, to the Indenture dated as of May 1, 1998, between Petrobras Energía and Citibank, N.A.**

2.7	Ninth Supplemental Trust Deed dated July 31, 2002, to the Trust Deed dated June 29, 1993, between Petrobras Energía S.A and Citicorp Trustee Company Limited.**

2.8	Amended and Restated Indenture, dated August 1, 2002, amending and restating the Indenture dated May 1, 1998, between Petrobras Energía and Citibank, N.A.**

2.9	Loan Agreement Number 0088/2005, dated February 21, 2005, between Petrobras Energía, as borrower, and Petrobras International Braspetro BV., as lender (English translation).****

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

Exhibit
No.	Description
4.3
Master Settlement and Mutual Release Agreement dated as of April 16, 2004 among Petróleo Brasileiro S.A., Petrobras Energía, Petrobras Hispano Argentina S.A., Enron Corp., Enron Argentina Ciesa Holding S.A., Enron Pipeline Company Argentina S.A., and Ponderosa Assets, L.P.***

4.4
Restructuring Agreement dated as of September 1, 2005 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and the Creditors. ******

8.1	List of “significant subsidiaries” of Petrobras Energía as defined in Rule 1-02(w) of Regulation S-X.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 7, 2007

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 7, 2007.

13.1	CEO and CFO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 7, 2007.
*	Incorporated herein by reference to our Annual Report for the year ended December 31, 2001 filed on June 28, 2002.
**	Incorporated herein by reference to our Annual Report for the year ended December 31, 2002 filed on June 30, 2003.
***	Incorporated herein by reference to our Annual Report for the year ended December 31, 2003 filed on June 30, 2004.
****	Incorporated herein by reference to our Annual Report for year ended December 31, 2004 filed on June 30, 2005.
*****	Incorporated herein by reference to Exhibit No. 4.2 to Petrobras Energía Participaciones S.A.’s Registration Statement on Form F-4 (333-11130) filed with the SEC on November 15, 1999.
******	Incorporated herein by reference to our Annual Report for year ended December 31, 2005 filed on June 29, 2006.
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

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

By:	/s/ Carlos Alberto de Meira Fontes

Name: Carlos Alberto de Meira Fontes
Title: Chief Executive Officer

By:	/s/ Luis Miguel Sas

Name: Luis Miguel Sas
Title: Chief Financial Officer
Date: May 7, 2007

INDEX TO FINANCIAL STATEMENTS

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Report of independent registered public accounting firm of Petrobras Energía Participaciones S.A. on the Consolidated Financial Statement as of December 31, 2006	F-2

Report of independent registered public accounting firm of Petrobras Energía Participaciones S.A. on Internal Control over Financial Reporting as of December 31, 2006	F-4

Report of independent registered public accounting firm of Petrobras Energía Participaciones S.A.on the Consolidated Financial Statements as of December 31, 2005 and 2004	F-6

Report of independent registered public accounting firm of Compañía de Inversiones de Energía S.A.	F-8

Report of independent registered public accounting firm of Transportadora de Gas del Sur S.A.	F-10

Report of independent registered public accounting firm of Compañía Inversora en Transmisión Eléctrica Citelec S.A.	F-11

Report of independent registered public accounting firm of Refinería del Norte S.A.	F-12

Consolidated statements of income for the years ended December 31, 2006, 2005 and 2004	F-13

Consolidated balance sheets as of December 31, 2006 and 2005	F-14

Statements of changes in shareholders’ equity for the years ended December 31, 2006, 2005 and 2004	F-15

Consolidated statements of cash flows for the years ended December 31, 2006, 2005 and 2004	F-16

Notes to the consolidated financial statements for the years ended 2006, 2005 and 2004	F-17

REFINERIA DEL NORTE S.A.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Petrobras Energía Participaciones S.A.:

1.	We have audited the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. and subsidiaries as of December 31, 2006 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the consolidated financial statements of Compañía de Inversiones de Energía S.A. (“CIESA”), a jointly-controlled affiliate proportionally consolidated by Petrobras Energía Participaciones S.A. (“PEPSA”). The financial statements of CIESA incorporated by the proportional consolidation method, before considering the adjustments mentioned in Note 9 to the consolidated financial statement, reflect total assets constituting thirteen percent and total net revenues constituting six percent, respectively, of the related consolidated totals. The financial statements of CIESA were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for CIESA, is based solely on the reports of the other auditors, which includes an explanatory paragraph for going concern uncertainties.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

3.	The report of the other auditors on the 2006 consolidated financial statements of CIESA, presented herein, was qualified because CIESA did not recognize the effects of the changes in the purchasing power of the Argentine peso from March 1 to September 30, 2003. In the opinion of the other auditors, the professional accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, require the recognition of such effects, but this recognition is not allowed by the related regulations of the National Securities Commission of Argentina. The effect of such departure from generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires is not material for the accompanying consolidated financial statements of Petrobras Energía Participaciones S.A. and subsidiaries.

4.	In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras Energía Participaciones S.A. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires.

5.	Generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Notes 21, 22 and 23 to the consolidated financial statements.

6.	We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Petrobras Energía Participaciones S.A. and subsidiaries ’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 7, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

Buenos Aires, Argentina
May 7, 2007

SIBILLE
(Member firm of KPMG International)

Gabriel E. Soifer
Partner

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Petrobras Energía Participaciones S.A.

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting that Petrobras Energía Participaciones S.A. maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petrobras Energía Participaciones S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Petrobras Energía Participaciones S.A. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Petrobras Energía Participaciones S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Petrobras Energía Participaciones S.A. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended, and our report dated May 7, 2007 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires, Argentina
May 7, 2007

SIBILLE
(Member firm of KPMG International)

Gabriel E. Soifer
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
Petrobras Energía Participaciones S.A.:
1.
We have audited the accompanying consolidated balance sheets of Petrobras Energía Participaciones S.A. (an Argentine Corporation) and its subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.
The financial statements of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A. (Citelec) and Compañía de Inversiones de Energía S.A. (CIESA) as of December 31, 2005, and for each of the two years in the period ended December 31, 2005 and Transportadora de Gas del Sur S.A. as of and for the year ended December 31, 2004, have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those affiliates, before considering the adjustments mentioned in note 9 to the consolidated financial statements, is based solely on the reports of the other auditors, one of which includes an explanatory paragraph for going concern uncertainties as explained in paragraph 7. The Company´s share in the total assets and sales included in the financial statements of CIESA which have been proportionally consolidated, represents 14% of consolidated total assets as of December 31, 2005, and 5% and 6% of consolidated net sales for the years ended December 31, 2005 and 2004, respectively. The Company’s investment in the other affiliates, which have been accounted for using the equity method, is stated at Argentine pesos 288 million as of December 31, 2005, and the Company´s equity in the affiliates’ net income/loss is stated at Argentine pesos 172 million-income and Argentine pesos 31 million-loss for the years ended December 31, 2005 and 2004, respectively, before considering the adjustments discussed in note 9 to the consolidated financial statements.

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

4.
Our original report on the consolidated financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2005 and 2004 included a qualification for not discounting the nominal values of the deferred tax assets and liabilities, which as of December 2005 and 2004 was required by generally accepted accounting principles effective in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires. Such standards have been amended and currently allow such nominal values not to be discounted. Accordingly, our present opinion over those financial statements, as presented herein, is unqualified rather than qualified.

5.
In our opinion, based on our audits and the reports of other auditors referred to in paragraph 2, the financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with the pertinent regulations of the Business Association Law, the National Securities Commission and generally accepted accounting principles effective in Argentina, as approved by the Professional Council of Economics Sciences of the City of Buenos Aires, applicable to consolidated financial statements, which differ in certain respects from US generally accepted accounting principles (see notes 21 through 23 to the consolidated financial statements).

6.
As discussed in note 2, the Company has restated the financial statements as of December 31, 2005 and for each of the two years in the period ended December 2005 to reflect a change in accounting principles.

7.
The financial statements and the reports of the other auditors of the affiliate CIESA as of December 31, 2005 and for the years ended December 31, 2005 and 2004 state that they have been prepared assuming that such affiliate will continue as a going concern. CIESA, which has been proportionally consolidated, represents assets constituting 14% as of December 31, 2005, and net sales constituting 5% and 6% for the years ended December 31, 2005 and 2004, respectively, of the respective consolidated totals. As discussed in note 9 to the consolidated financial statements, CIESA and its subsidiary Transportadora de Gas del Sur S.A. have been negatively impacted by the Argentine Government’s adoption of various economic measures including the de-dollarization of revenue rates, the renegotiation of License and Concession contracts and the devaluation of the Argentine peso. In addition, CIESA has suspended the payment of its financial debt. These circumstances raise substantial doubt about the affiliate´s ability to continue as a going concern. The affiliate management´s plans in regard of these matters are also described in note 9 to the consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Buenos Aires, Argentina
February 15, 2006,
except for notes 21, 22, 23 and 25, as to which the date is June 12, 2006 and, except for the effects of the changes in accounting discussed in note 2, as to which date is February 8, 2007

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
(Member firm of Ernst & Young Global)

ENRIQUE C. GROTZ
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Compañía de Inversiones de Energía S.A.
We have audited the accompanying consolidated balance sheets of Compañía de Inversiones de Energía S.A. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, except for the effects of the matter discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compañía de Inversiones de Energía S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Argentina.
Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F, information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Notes 6 and 7, the Company and its subsidiary, Transportadora de Gas del Sur S.A. (“TGS”), have been negatively impacted by the deterioration of the Argentine economy, the devaluation of the Argentine peso and the Argentine government’s adoption of various economic measures including the violation of the contractually-agreed License terms of TGS. In view of these circumstances, the Company has suspended the payment of its financial debt since April 22, 2002. Notwithstanding, on September 7, 2005 a restructuring agreement between the Company, its financial creditors and its shareholders was signed. This agreement refinances US$ 20 million of principal CIESA’s outstanding debt and also establishes that the remainder financial debt (approximately US$ 201 million of principal) will be settled, among other things, through a combination of transfer of assets and granting equity interest, subject to the prior authorization of Ente Regulador del Gas, Comisión Nacional de Valores and Comisión Nacional de Defensa de la Competencia, which have not yet been obtained. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Management’s actions in regard to these matters are also described in Notes 6 and 7. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
PRICE WATERHOUSE & CO. S.R.L.
Rubén O. Vega (Partner)
City of Buenos Aires, Argentina
February 5, 2007 (except with respect to the matters discussed in
Note 12 to the consolidated financial statements, which is as of April 30, 2007)

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
Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 17 to Form 20-F regarding the application of accounting for the effects of inflation. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements. As described in Note 16, the effects of not accounting for the effects of inflation though September 30, 2003 is material to the information presented for all periods.
PRICE WATERHOUSE & CO. S.R.L.
Miguel A. Urus (Partner)
Buenos Aires, Argentina
February 12, 2007

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
(Member firm of Ernst & Young Global)

GERMAN E. CANTALUPI
Partner

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Stated in millions of Argentine pesos — See Note 2.c)

	2006	2005	2004
Net sales	11,745	10,655	8,763

Costs of sales (Note 26.c)	(8,251)	(7,046)	(5,781)

Gross profit	3,494	3,609	2,982

Administrative and selling expenses (Note 26.e)	(1,094)	(941)	(847)

Exploration expenses (Note 26.e)	(117)	(34)	(133)

Other operating expenses, net (Note 17.c)	(135)	(329)	(324)

Operating income	2,148	2,305	1,678

Equity in earnings of affiliates (Note 9.b)	219	281	102

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest	108	88	53
Exchange difference	49	53	62
Holding gains	25	40	38
Holding gains (losses) and income from sale of listed shares and government securities	49	(4)	104
Other financial expenses, net	(6)	(2)	(25)

	225	175	232

Generated by liabilities:
Interest	(611)	(586)	(609)
Exchange difference	(65)	(84)	(98)
Derivatives	—	(332)	(688)
Other financial expenses, net	(55)	(72)	(102)

	(731)	(1,074)	(1,497)

Other income (expenses), net (Note 17.d)	93	(459)	(40)

Income before income tax and minority interest in subsidiaries	1,954	1,228	475

Income tax (Note 12)	(465)	(211)	317

Minority interest in subsidiaries	(425)	(288)	(17)

Net income	1,064	729	775

Basic/diluted earnings per share — Stated in Argentine pesos	0.501	0.343	0.365

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005
(Stated in millions of Argentine pesos — See Note 2.c)

	2006	2005
CURRENT ASSETS
Cash	86	104
Investment (Note 9.a)	1,479	857
Trade receivables	1,416	1,596
Other receivables (Note 17.a)	1,182	627
Inventories (Note 8)	888	782
Other assets	1	—

Total current assets	5,052	3,966

NON-CURRENT ASSETS
Trade receivables	124	78
Other receivables (Note 17.a)	691	672
Inventories (Note 8)	81	79
Investments (Note 9.a)	3,630	1,072
Property, plant and equipment (Note 26.a)	10,838	12,657
Other assets	41	47

Total non-current assets	15,405	14,605

Total assets	20,457	18,571

CURRENT LIABILITIES
Accounts payable	1,603	1,483
Short-term debt (Note 10)	2,646	1,805
Payroll and social security taxes	276	177
Taxes payable	331	228
Reserves (Note 13)	95	48
Other liabilities (Note 17.b)	192	168

Total current liabilities	5,143	3,909

NON-CURRENT LIABILITIES
Accounts payable	49	14
Long-term debt (Note 10)	4,716	5,708
Payroll and social security taxes	36	17
Taxes payable	1,492	1,404
Reserves (Note 13)	85	103
Other liabilities (Note 17.b)	366	339

Total non-current liabilities	6,744	7,585

Total liabilities	11,887	11,494

MINORITY INTEREST IN SUBSIDIARIES	2,350	1,922

SHAREHOLDERS’ EQUITY (Per respective statements)	6,220	5,155

	20,457	18,571

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
STATEMENTS OF CHANGES IN SHAREHOLDERS ´EQUITY
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Stated in millions of Argentine pesos — See Note 2.c)

	2006
	Capital stock			Retained earnings
					Unappropriated
	Capital	Adjustment to	Additional paid-	Legal	retained	Treasury	Deferred		2005	2004
	stock	capital stock	in capital	reserve	earnings	stock (a)	results (a)	Total	Total	Total
Balances at the beginning of the year	2,132	2,554	160	54	1,257	(33)		6,124	5,511	4,833

Balance adjustment to the prior years (Note 2.f)	—	—	—	—	(947)	—	(22)	(969)	(1,112)	(1,234)

Modified balances at the beginning of the year	2,132	2,554	160	54	310	(33)	(22)	5,155	4,399	3,599

Regular Shareholders’ Meeting decisions of April 28, 2006

- Legal Reserve	—	—	—	68	(68)	—	—	—	—	—

Deferred results of the period	—	—	—	—	—	—	1	1	27	25

Net income	—	—	—	—	1,064	—	—	1,064	729	775

Balances at the end of the year	2,132	2,554	160	122	1,306	(33)	(21)	6,220	5,155	4,399

(a) See Note 4.m).
The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (a)
(Stated in millions of Argentine pesos — See Note 2.c)

	2006	2005	2004
Cash provided by (used in) operations:

Net income	1,064	729	775

Reconciliation to net cash provided by (used in) operating activities:

Minority interest in subsidiaries	425	288	17
Equity in earnings of affiliates (Note 9.b)	(219)	(281)	(102)
Financial expense, net	(24)	29	45
Dividends collected (Note 9.c)	116	72	84
Depreciation of property, plant and equipment	1,121	1,209	1,156
Sale of oil and gas properties	(85)	—	—
Impairment of assets — Areas in Venezuela (Note 6)	—	310	27
Impairment of assets — Gas areas in Argentina (Note 6)	—	88	—
Seniat claim — Venezuela	18	54	—
Reversal of the reserve for impairment of investments — Citelec and Enecor	(39)	11	—
Impairment of unproved oil and gas properties	78	16	119
Income tax provision	465	211	(317)
Income tax paid	(16)	(17)	(66)
Accrued interest	584	552	585
Interest paid	(491)	(515)	(627)
Other	63	21	(4)

Changes in assets and liabilities:

Trade receivables	150	(375)	(409)
Other receivables	(277)	(110)	(72)
Inventories	(136)	(169)	(174)
Other assets	8	8	45
Accounts payable	130	96	333
Payroll and social security taxes	110	90	(25)
Taxes payable	(176)	(8)	83
Other liabilities	8	(311)	159

Net cash provided by operations	2,877	1,998	1,632

Cash provided by (used in) investing activities:

Acquisition of property, plant and equipment and interest in companies and oil and gas areas	(2,175)	(1,757)	(1,189)
Sale of property, plant and equipment and interest in companies and oil and gas areas	124	—	—
Net decrease (increase) in investments other than cash and cash equivalents	56	62	(13)
Contributions and advances to unconsolidated affiliates	(27)	(1)	(6)
Reimbursement of contributions	—	14	9

Net cash used in investing activities	(2,022)	(1,682)	(1,199)

Cash provided by (used in) financing activities:
Net (decrease) increase in short term debt	(6)	671	101
Receipts of long-term debt	300	205	580
Receipts of long-term debt from related companies	—	583	150
Payments of long-term debt	(589)	(2,061)	(1,241)
Cash dividends paid	—	—	(41)

Net cash used in financing activities	(295)	(602)	(451)

Effect of exchange rate change on cash	—	9	(6)

Increase (decrease) in cash	560	(277)	(24)

Cash and cash equivalents at the beginning of the year	790	1,067	1,091

Cash and cash equivalents at the end of the year (See Note 17.e)	1,350	790	1,067

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less.
The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.
AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)
          1. Business of the Company
Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones” or “the Company”) is a holding Company that operates through Petrobras Energía S.A. (“Petrobras Energía”) and its subsidiaries. Petrobras Participaciones is a corporation organized and existing under the laws of the Republic of Argentina with a duration of 99 years from the date of the incorporation, September 25, 1998.
The Company holds 75.8% of “Petrobras Energía”, an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. Petrobras Energía has businesses in Argentina, Bolivia, Brazil, Ecuador, Perú, Venezuela, Mexico and Colombia. The Company fiscal year ends on December 31 of each year.
          2. Basis of presentation
Petrobras Participaciones consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).
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
a) Basis of consolidation
In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Participaciones has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises control or joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish the company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately the minority interests in the subsidiaries. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.
In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.
The companies under joint control are Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“CIESA”) and Compañía Inversora de Transmisión Eléctrica Citelec S.A. (“Citelec”). The Company has not consolidated proportionately on a line-by-line basis the assets, liabilities, income (loss) and cash flows of the interest in Citelec S.A. since Petrobras Energía committed to divest such interest in connection with the transfer of 58.62% of the shares of Petrobras Participaciones to Petróleo Brasileiro S.A. — Petrobras (“Petrobras”) (see Note 9.II).
The data about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 26.f).
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
Upon applying the translation method, the foreign transaction are first remeasured into US dollars (functional currency for such transactions), as follows:
•	Assets and liabilities stated at current value are converted at the closing exchange rates.
•	Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.
Remeasurement results are recognized in the Statements of Income as “Financial income (expense) and holding gains (losses)”.

After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:
•	Assets and liabilities are translated by using the closing exchange rate.
•	Income (loss) is translated at the historical exchange rates.
The translation effect arising from the translation of the foreign operations is disclosed in the Shareholders’ equity as “Deferred results”.
Exchange differences arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investment in foreign entities are recorded in the “Deferred Results” account (See note 2.f). This net investment hedge resulted in lower losses in the amount of 51, 59 and 51 for the years ended on December 31, 2006, 2005 and 2004, respectively.
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
On March 6, 2002, the CPCECABA approved the Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001. Through the General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.
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
On March 25, 2003, the Executive Branch of Government issued the Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency. Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the City of Buenos Aires. The CPCECABA, through Resolution N° 287/03 discontinued, the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company’s financial position.
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

e) Financial statements used
The financial statements of the subsidiaries and companies under joint control as of December 31, 2006, 2005 and 2004 or the best available accounting information at such dates, were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the company, after considering the adjustments to correspond to the Company’s valuation methods.
f) Changes in professional accounting standards
On August 10, 2005, the Board of the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards, effective for fiscal years beginning as from January 1, 2006. In addition, it contemplates transition standards that defer the obligatory effectiveness of certain changes for fiscal years beginning as from January 1, 2008.
Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which are effective for fiscal years beginning as from January 1, 2006.
The effects of these changes on the income statement and shareholders´equity as of December 31, 2005 and 2004 are described below:

	Gain (loss)				Increase (decrease)
	Effect on Net Income for the				Shareholders’ equity as of
	year ended December 31,				December 31,
	2005		2004		2005		2004
Recoverable Value (i)	(120	) (a)	10	(c)	(190	) (e)	(70	) (e)
Deferred Tax (ii)	272	(b)	118	(d)	(1.060	) (f)	(1.332	) (g)
Minority Interest (iii)	(36)		(31)		303		339

Total Effect on unappropiated retained earnings					(947)		(1.063)
Deferred loss (iii)					(22)		(49)

Total Effect on Shareholders’ equity	116		97		(969)		(1.112)

(i)
In calculating the recoverability of Property, plant and equipment and certain intangible assets, the recoverable value is considered to be the higher of the net realizable value and the discounted value of the expected cash flows. Before the changes in the standards, the book value was adjusted to its recoverable value if its carrying amount exceeded the undiscounted value in use. This first comparison has now been eliminated.

(ii)
The difference between the inflation-adjusted book value of Property, Plant and Equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred liability, which – as provided by CNV General Resolution No. 487 – can either be booked or disclosed in notes to financial statements. The Company Management opted to book this effect.

(iii)
The effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge of net investment abroad no longer classified between liabilities and shareholders’ equity, and instead, are classified in shareholders’ equity.

(a)	An amount of (132) was booked in Other Income (Expenses), net, and 12 as lower depreciation charge in the line Cost of sales.

(b)	An amount of 170 was booked in the line of Deferred Taxes, 115 in Equity in earnings of affiliates and (13) in Other Income (Expenses), net.

(c)	Corresponds to an amount booked as a lower depreciation charge in the Cost of Sales.

(d)	An amount of 106 was booked in the line of Deferred Taxes, 26 in Equity in earnings of affiliates and (14) in Other Income (Expenses), net.

(e)	Corresponds to an amount booked as a lower value of Property, Plant and Equipment.

(f)	An amount of (1.217) was booked as higher Taxes payable, (100) as a lower Investment, and 257 as lower Minority Interest corresponding to jointly controlled companies.

(g)
An amount of (1.550) was booked as higher highet Taxes Payables, (216) as lower Investments, 159 as higher Other Receivables in Non Current Assets, and 275 as a lower Minority Interest corresponding to jointly controlled companies.

In addition, an amendment was introduced in the measurement of deferred tax assets and liabilities, which shall not be discounted for the entities included in the public offering, thus unifying the treatment thereof with CNV standards.
The financial statements for 2005 and 2004 fiscal year shown on a comparative basis have been modified pursuant to General Resolution No. 484 and No.485 and according to Technical Resolution No.17 and No.18.
3.	Accounting standards
These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:
a) The date of discontinuance of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).
b) The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.
c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.
4.	Valuation methods
The main valuation methods used in the preparation of the consolidated financial statements are as follows:
a) Accounts denominated in foreign currency:
At the prevailing exchange rates at the end of each year, including accrued interest, if applicable.
The summary of accounts denominated in foreign currency is disclosed in Note 26.d).
b) Inventories:
Crude oil stock: at reproduction cost.
Raw materials and Materials: of high-turnover, at replacement cost; of low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).
Work in progress and finished products relating to refining, distribution and petrochemical activities: at replacement or reproduction cost, as applicable, applied proportionally in the case of goods in process according to the degree of process of the related good.
Stock of liquid petroleum gases (NGL) in the gas pipeline system in excess of the line pack and held by third parties and stock of NGL obtained from natural gas processing: at replacement or reproduction cost, as appropriate.
Advances to suppliers: based on the amounts of money delivered. Amounts in foreign currency were converted into pesos at the applicable exchange rate for the settlement of these transactions.
The carrying amount of these assets does not exceed their recoverable value.

c) Investments:
Listed Government Securities of designated trading securities: at market value at the end of each year, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account.
Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest, according with the specific clauses for each operation. The carrying amount of these assets does not exceed their recoverable value.
Investments in mutual funds: at market prices at the end of each year.
Shares — Participation in affiliates, in which the Company exercises significant influence: by the equity method. For the determination of the Company’s equity in affiliates over which significance influence is exercised, the Company has used financial statements from affiliates as of December 31, 2006, 2005 and 2004 or the best available financial information.
For the determination of the Company’s equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition. Cash dividends from affiliates approved by shareholders’ meetings held prior to the date of issuance of these consolidated financial statements, which are placed at the shareholders’ disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.
The value under the equity method is stated at recoverable value if such value is exceeded.
Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c).
d) Trade receivables and payables:
Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.
Trade receivables include billed uncollected services and services rendered but not yet billed as of each year.
The total amount of receivables is net of an allowance for doubtful account, in providing such allowances, the Company evaluates different factors, including the clients’ credit risks, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.
e) Financial receivables and payables:
Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.

f) Other receivables and payables:
Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are at face value.
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
The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19) issued by the United States Financial Accounting Standard Board. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploitation and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of reserves economically exploited; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.
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
The value of Transportadora de Gas del Sur S.A.´s (“TGS”) property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS’s common stock. This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment. Such value has been restated into constant pesos as explained in Note 2.c)
The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during the process.
The actual costs of major maintenance, repairs and the mayor maintenance that certain plant facilities require on a periodic basis are charged to expense when incurred.
The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is assessed from time to time on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of the concession.

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
The Company estimates its reserves at least once a year. The Company’s reserve estimates as of December 31, 2006, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The technical revision covered approximately the 93%, 95%, and 95% of the Company’s estimated reserves as of December 31, 2006, 2005, and 2004.
The Company ‘s remaining property, plant and equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be, which ranges from three to 40 years.
The value of property, plant and equipment, measured for each identifiable business unit or line of business producing an independent stream of revenues for the Company, does not exceed its recoverable value. Company Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for Company activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the recoverable value in use.
From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.
In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raise to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.
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
The Company records the related liabilities based on its best estimate of future costs, on a discounted basis, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies. The environmental liabilities recorded mainly correspond to our Argentine operations.

i) Income tax, minimum presumed income tax and withholdings on export of hydrocarbons:
The Company and its subsidiaries estimates income tax on an individual basis under the deferred tax method.
The deferred tax balance as of the end of each year has been determined on the basis of the temporary differences generated in the items that have a different accounting and tax treatment.
To book such differences, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax measurement. Temporary differences determine the balance of tax assets and liabilities when their future reversal decreases or increases the taxes determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carry forward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the loss can be utilized.
The deferred tax assets and liabilities have been valued at its face value. (See Note 2.f).
The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the year’s taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company’s final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years. The minimum presumed income tax assets have been valued at its discounted values.
For the operations in Argentina, Venezuela, Brazil, Perú, Ecuador, Bolivia, Austria and España the income tax accrual was calculated at the tax rates of 35%, 50%, 34%, 30%, 36.25%, 25%, 25% and 35% respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax.
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
The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1, 2002. The current withholding rate is 5% for refined products and 20 % for LPG. There is a special withholding regime on crude oil exports, starting at 25% if the price per barrel equals or is less than US$ 32, plus increasing withholdings rates ranging from 3% to 20%, depending on whether the price per barrel of crude oil varies from US$ 32.01 to US$ 45, with a maximum withholding rate of 45% when the price exceeds US$ 45. In the case of natural gas, a rate of 45% is applied over the gas import price from Bolivia. The effect of such withholdings is deducted from the respective selling prices.

j) Liabilities for labor costs:
Liabilities for labor costs are accrued in the years in which the employees provide the services that trigger the consideration.
The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía to the trust fund. For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits is the net amount resulting from the present value of the obligation, determined as mentioned above, the unrecognized prior service cost, the unrecognized actuarial results and, the present value of the plan assets, if any, to be directly used to repay the obligations.
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
If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account, at the best estimate of the expenditure required to settle the present obligation at the balance sheet day. The company evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.
Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 13.
l) Basic/diluted earnings per share:
The basic earning per share is calculated by dividing the Company’s net income for the year by the weighted average number of shares outstanding during that year, net of the treasury stock. The diluted earning per share is calculated by dividing the Company’s net income for the year by the weighted average number of shares outstanding during that year, net of the treasury stock and the shares deliverable in connection with the Stock Option Plan (see Note 15).

m) Shareholders – equity accounts:
The equity accounts were restated into constant currency, according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement into constant currency is disclosed under “Adjustment to capital stock”. The account “Treasury stock” relates to the purchases of shares of the Company by Petrobras Energía, and such shares are deducted from the shareholders’ equity at acquisition cost. The “Deferred Results” account comprises the temporary differences arising from the measurement of derivative instruments determined to be an effective hedge, and the gain (loss) resulting from the translation of operations abroad, net of the exchange differences generated by the Company’s debts denominated in foreign currency designated as hedge for the net investment abroad.
The movements of the deferred results are the following:

	Derivative
	financial
	instruments	Foreign currency
	measurement (a)	traslation (b)	Total
Balances at 12/31/2003	(18)	(56)	(74)

Period movements	16	9	25

Balances at 12/31/2004	(2)	(47)	(49)

Period movements	2	25	27

Balances at 12/31/2005	—	(22)	(22)

Period movements	—	1	1

Balances at 12/31/2006	—	(21)	(21)

(a)	See Note 5
(b)	See Note 2.b
n) Revenue recognition:
The Company generally sells crude oil, natural gas and petroleum, petrochemical and refined products and electricity. In all cases, revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.
Revenues from oil and natural gas production, in which the Company has a joint interest with other producers are recognized on the basis of net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of a debt or credit according to the actual share in production, whether above or below the production resulting from our contractual interest in the consortium. As of December 31, 2006, 2005 and 2004, gas imbalance liabilities were 5, 6 and 6, respectively, attributable to 124, 160 and 148 million cubic meters, respectively.
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

Sales revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to year end. Services accrued and not billed as of year end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.
o) Statement of income accounts:
Restated into constant currency , according to Note 2.c), considering the following:
– The accounts accumulating monetary transactions at nominal value, less imputed financial components, where applicable.
– Depreciation and consumption expenses related to non-monetary assets were charged to income (losses) taking into account the restated costs of such assets.
– Financial income (expense) and holding gains (losses) are broken down between those generated by assets and those generated by liabilities, net of the effects of capitalized financial expenses.
CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of that date directly related to the acquisition, construction, or production of property, plant and equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard. Direct financing shall mean that which was granted by the supplier of the goods, that which was billed in foreign currency, or that which was obtained from financial institutions for identical purposes. In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets. The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing. Subsequently, in July 2003, the CPCECABA put into effect Resolution C.D. No. 87/03, which — among other measures — abrogated the provisions of Resolution M.D. No. 3/2002 mentioned above. Consequently, as from that date, the Company ceased to apply the exchange difference capitalization / de-capitalization method.
As of December 31, 2006, 2005 and 2004, the Company has capitalized exchange differences, through the investment in CIESA, amounting to a residual value of 24, 25 and 26. Additionally, as of December 31, 2004, the Company has capitalized exchange differences, through the investment in Citelec, amounting to a residual value of 17.
          5. Accounting for derivative financial instruments
Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of obtained or paid advances.
Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedges, are recognized under “Deferred results” in Shareholders´ equity. ”, and any other change is recognized under financial income (expense) for the year. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statements of income under “Financial income (expense) and holding gains (losses)”.
A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence. Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred results” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).
The Company makes forward sales of US dollars in exchange for Argentine pesos. During the current fiscal year, the Company recognized a 5 profit. As of December 31, 2006 and 2005 the face value of effective contracts amounts to US$ 18 million and US$ 52 million, respectively, at the average exchange rate of 3.26 and 3 Argentine pesos per US dollar, respectively.
Except for the above-mentioned items, as of December 31, 2006, the Company did not have positions in derivatives instruments.
As of December 31, 2005 and 2004 the Company did not have positions in derivatives of the crude oil price related to the future production that qualify for hedge accounting purposes. As of December 31, 2005 2004, losses of derivative financial instruments that do not qualify for hedge accounting amount to 295 and 688, respectively.
          6. Oil and gas areas and participation in joint ventures
As of December 31, 2006, Petrobras Energía and its affiliates were part of the oil and gas consortiums, joint ventures and areas indicated in Note 26.g). As of that date, the aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method, are disclosed in Note 26.h).
The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations with third parties under these arrangements, which generally are obligations with governmental agencies for committed work plans and obligations with contractors or sub-contractors for exploration or exploitations projects. In turn, the joint venture arrangements generally provide reimbursement and other mechanics for a participant to recover from its partners any payments made in excess of its interest in the venture
The production areas in Argentina and Perú are operated pursuant to concession production agreements with free crude oil availability.
According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina for the production of crude oil and natural gas. The wellhead price is calculated by deducting from the sales price obtained in transactions with third parties, or from the product price prevailing in the domestic market in case the product is subject to industrialization processes, freight and other expenses to make it available for sale. Through Decrees Nos. 225/06 and 226/06, issued in February 2006 and effective March 1, 2006, the Government of the Province of Neuquén provided that oil royalties are to be calculated and paid considering as reference the international price of crude oil (WTI), while gas royalties are to be calculated and paid on the basis of the average price at the border of natural gas imported from Bolivia into Argentina. In April 2006, Petrobras Energía filed a declarative judgment action and requested provisional remedies from Federal Court No. 1 of the Province of Neuquén, specifically requesting the court to declare that, in accordance with the applicable legal provisions, the royalties for oil and gas concessions awarded by the Federal Government should be calculated and paid as provided by Law No. 17,139 and the regulations issued by the Argentine Secretary of Energy in its capacity as enforcement agency and, hence, that the Company is not subject to Decrees Nos. 225/2006 and 226/2006 or to any other provincial regulation issued or to be issued in the future that departs from, alters or amends the provisions of Law No. 17,319 and the related regulations issued by the Secretary of Energy in its capacity as enforcement agency of said Law. The Federal Court No.1 of the Province of Neuquén resolved it may not hear the case in the first instance on the grounds of lack of jurisdiction and the record was sent to the Federal Court of Appeals of General Roca which in October 2006 resolved that the Argentine Federal Supreme Court of Justice had to hear the case upon the exercise of original jurisdiction. The record was sent to the above mentioned Supreme Court in November 2006. The Company has sufficient grounds to believe the amount claimed by the Province of Neuquén is inadmissible and, consequently, these financial statements do not recognize any effect that may derive from the amount claimed. The amount claimed by the Province (according to the royalty estimate made by the Province) would be approximately 39.

In Perú, the royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel. The royalty rate applicable as of December 31, 2006, was 27%. Production of natural gas in Perú is subject to a fixed royalty of 24.5%.
In Venezuela, the partially state-owned companies (“mixed companies”) organized for the purpose of continuing with the operation of the areas in Venezuela (see Operations in Venezuela) are subject to royalty payments of 33.33% and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil and gas sales during each calendar year and the sum total of royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues of the mixed companies. Mixed companies shall sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons produced in the delimited area and the associated natural gas (when so provided in the agreement), according to a price formula associated with international benchmarks such as WTS and WTI and Venezuelan basket crude oils.
In Bolivia, pursuant to the terms of the contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) approved by the National Legislature on November 28, 2006, enacted on January 11, 2007 and protocolirized in May 2007, Petrobras Energía branch performs at its own risk and for its own account, in the name and on behalf of YPFB, exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB will own the hydrocarbons, pay royalties, direct interest, and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and will apply the remaining amount to pay, in the first place, the costs and depreciations associated to the development and exploitation of Petrobras Energía branch, and the rest will be shared by YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items. As of the date of the issuance of this financial statements, the agreement is not fully effective as some formalities are still pending.
The agreement was approved by the Bolivian Legislature in November 2006 and enacted on January 11, 2007. As of May 2, 2007, all formalities have been fulfilled and the terms of the new agreements are fully effective.
In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages to go to the Ecuadorian Government. In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day. It is also adjusted depending on the crude oil quality factor. For intermediate production levels an incremental interest percentage within the previously established range is applied. As for operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves. At such respect, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of production, depending on the crude oil quality factor. For the intermediate price ranges, an increasing scale of price was applied. The selling price of the Palo Azul crude is calculated using as a reference the barrel of WTI after the standard market discount for the Oriente crude. As of December 31, 2006, the Government’s equity interest in the oil produced at the Pata and Palo Azul fields was 25.8% and 50.5%, respectively.
Investment commitments
In Argentina, with respect to the consortium set up to explore, develop, operate and sell the oil and gas from three offshore areas denominated ENARSA 1 (E1), CCM2 and ENARSA 3 (E3), the company has undertaken investment commitments for about US$ 22 million, mostly referred to 3D-seismic prospecting work. This amount includes US$ 8 million from financing of investments in connection with Energía Argentina S.A. (Enarsa), which, in the event of a commercial discovery, will be reimbursed to Petrobras Energía.

The Company has retained a portion of Block 31 in Ecuador to continue exploration, and has committed to perform an environmental impact study, as well as to registry, process and interpret 120 sq. km of 3D seismic, reprocessing 500 km of 2D seismic and integration with the new 3D seismic and the drilling of an exploratory well, representing an investment of about US$ 16 million. Compliance with such commitment is subject to the solution of the situation described in “Operations in Ecuador – License of Block 31”.
With respect to its equity interest in the Tierra Negra area, in Colombia and Lote X, in Perú, the Company has undertaken commitments for about US$ 7 million and US$ 3 million, respectively, to invest in exploration. Additionally, in Colombia, the consortium Tibú, where Petrobras Energía has 30%, will invest US$ 40 million.
Asset Retirement Obligations
In accordance with the regulations enacted in the countries in which we perform oil and gas operations, the Company (directly or indirectly through its subsidiaries) has the obligation to incur in costs related to the abandonment of oil and gas wells. The Company does not have assets legally restricted for purposes of settling the obligation.
The following table summarizes the movements in liabilities for the asset retirement obligations for the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Beginning balance	126	91	73
Accretion	9	8	7
Estimating cash flow changes (1)	12	30	1
Foreign currency translation / other	(1)	(3)	10

Ending balance (Note 17.b)	146	126	91

(1)
principally relates to: (a) changes in the Company’s expectations as to the number of wells to be abandoned before the end of the concession period, and (b) an increase in restoration and abandonment well costs as a consequence of general price increases in the industry

Exploratory well costs
The following table provides the year-end balances and movements for capitalized exploratory well costs.

	2006	2005	2004
Balance at the beginning of the year	61	5	115
Additions	123	56	5
Transferred to development	—	—	(13)
Charged to expense	(78)	—	(100)
Inflation and foreign currency translation	—	—	(2)

Balance at the end of the year	106	61	5

Number of well at year end	26	14	2

An aging of capitalized exploratory costs is shown below.

	2006		2005		2004
	Amount	Wells	Amount	Wells	Amount	Wells
Less than one year	91	23	56	12	5	2
Between one and three years	15	3	5	2	—	—

Total	106	26	61	14	5	2

The amount of 15 capitalized as capitalized exploratory suspended well costs as of December 31, 2006 for more than one year according to the table above, correspond to 3 projects located in the Austral Basin, in Argentina , in which cost are being incurred to assess the reserves and their potential development.
Operations in Ecuador
License of Block 31
A large part of Block 31 is located in Parque Nacional Yasuní, a highly-sensitive environmental area located in Ecuador’s Amazon area, which is part of the areas belonging to the National Heritage of Natural Areas, Protective Forests and Vegetation.
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
On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní) and denied us to enter to Parque Nacional Yasuní. This suspension prevents from continuing the development works in Block 31. A constitutional rights protection action was filed by Petrobras Energía Ecuador against the Ministry of the Environment for the prohibition of entry into Parque Nacional Yasumí. The Trial Court’s unfavorable resolution was appealed to the Constitutional Court, which as of the date of these consolidated financial statement has not pronounced any judgment. In addition to the filing and resolution of such appeals, Petrobras Energía Ecuador submitted to the Ministry of the Environment and the Ministry of Energy and Mining changes to Block 31 development plan and a new environmental impact study, which was approved in December 2006. As of the date of these consolidated financial statements, a new environmental license is being issued, the granting of which will allow to resume block development works.
Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)
In relation to the development and exploitation of Block 31 and 18, the Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003. The type of transportation agreement is “Ship or Pay”. Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, at a rate that covers OCP operating costs and financial services, among others. As of December 31, 2006 this figure amounted to US$ 2.27 per barrel. The costs for the transportation capacity are billed by OCP and charged monthly to expenses. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is disclosed in the “Other operating expenses, net” line.
The Company estimates that, during the effective term of the “Ship or Pay” transportation agreement, the crude oil produced will be lower than the committed transportation capacity. This presumption is based on the probability estimated for the Block 31 development and the new vision about the Block 31 reserves potentiality. Considering this situation, and for the purpose of mitigating the resulting effects, the Company negotiated committed transportation capacity volumes. As of December 31, 2006, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels a day from July 2004 to December 2012 and 16,000 barrels a day during two years starting from December 2006). The net deficit impact is considered for the purpose of analyzing the recoverability of Ecuador’s assets.
In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement executed with OCP and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of December 31, 2006 the Company issued letters of credit for a total amount of about US$ 123 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Preliminary Agreement with Teikoku Co. Ltd. — Teikoku
In January 2005, the Company entered into a preliminary agreement with Teikoku, whereby after obtaining approval and authorization from the Ministry of Energy and Mines of Ecuador, the Company shall assign 40% of the rights and obligations resulting from Blocks 18 and 31 participation agreements. In addition, the parties agree that, when the production in Block 31 reaches an average of 10,000 barrels per day within a period of 30 calendar days, Teikoku shall assume payment of 40% of the crued oil transportation agreement with OCP. On January 11, 2007, the agreement was approved by the Ministry of Mines of Ecuador.
As a result of this authorization, the parties are in the process of completing the necessary formalities, including the necessary steps towards obtaining amendments to the participation contracts (which Petroecuador must sign), in order to incorporate Teikoku as a partner in the agreements for Blocks 18 and 31. Once the amendments are finalized, the terms and economic conditions of the Teikoku transaction will go into effect.
Operations in Venezuela
In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to review the thirty-two operating agreements signed by PDVSA’s affiliates with oil companies from 1992 through 1997, including the agreements signed by Petrobras Energía, through its subsidiaries and affiliates in Venezuela, to operate the exploitation of Oritupano Leona, La Concepción, Acema and Mata areas. These instructions establish that all the necessary measures shall be taken to convert all operating agreements currently effective into partially state-owned companies (“mixed companies”) in which the Venezuelan Government will hold an ownership interest of over 50% through PDVSA.
As a previous instance to the adjustments of the operating agreements to the new business scheme, on September 29, 2005, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed provisional agreements with PDVSA, whereby it committed itself to negotiate the terms and conditions related to the conversion of the agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata into mixed companies. The provisional agreement for the Oritupano Leona area was signed subject to the previous approval of Petrobras Energía S.A.’s General Shareholders’ Meeting and of the Petrobras Energía Participaciones S.A. Extraordinary Shareholders´ Meeting, which issued a favorable opinion in this regard.
In view of the new operating conditions foreseen in the conversion agreements, as of December 31, 2005, the Company booked allowances in the amount of 424 to adjust the book value of its assets in Venezuela to their recoverable value, out of which 255 relate to property, plant and equipment, 110 to deferred tax assets, and 59 to non-current investments.
In March 2006, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed with PDVSA and with Corporación Venezolana del Petróleo S.A. (CVP) respective Memorandums of Understanding (MOU) for the purpose of migrating the operating agreements over the areas Oritupano Leona, La Concepción, Acema and Mata to mixed companies. The MOUs above mentioned provide that the private partners’ equity interests in the mixed companies are 40%, with the remaining 60% to be held by the Venezuelan government. As a consequence of the above mentioned, the direct and indirect equity interests of Petrobras Energía in the mixed companies which will operate the areas Oritupano Leona, La Concepción, Acema and Mata will be 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP will recognize a divisible and transferable credit in favor of the private companies that will participate in the mixed companies — with respect to Petrobras Energía’s equity interest it will amount to US$ 88.5 million —, which will not accrue interests and could be applicable to the payment of acquisition bonds in the framework of any new mixed-ownership company project for oil exploration and production activities, or of licenses for gas exploration and production operations in Venezuela. The granting of the credit mentioned above was subject to compliance with certain formalities, including, among others, the execution of agreements for the conversion into mixed companies, the organization and registration of companies with the Board of Trade of Venezuela and the publication of a decree for the transfer of production areas to mixed companies.

In August 2006, conversion agreements relating to the Oritupano, Leona, La Concepción, Acema and Mata areas were subscribed, which agreements were consistent with the terms and conditions provided in the MOU. Subsequently, Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were organized and registered with the Board of Trade of Venezuela, and the Venezuelan Executive Branch issued the decrees for the transfer of rights to the first three companies and the respective shareholders made the required capital contributions.
The MOUs established that the economic effects of the migration would become effective on April 1, 2006. From this date to October the fields were under the management of a provisional executive committee formed primarily by PDVSA. Since October the fields have been under the management of the mixed companies themselves. From April to December mixed companies have been financed by Petrobras Energía Venezuela and the other members of the consortiums.
Due to the ownership structure and governance system defined for the mixed companies, as from their respective organization dates, April 1, 2006, the Company discontinued the line-by-line consolidation of the assets, liabilities, results and cash flows of the mentioned operations and began recording the assets and the related net results as non-current Investments and Equity in earnings of affiliates, respectively.
As of December 31, 2006, investments in mixed companies in Venezuela are recorded net of an impairment charge of 186 to adjust the book value to their estimated recoverable value. In addition, and since as of December 31, 2006 the formalities required for its recognition by PDVSA were completed, the Company recorded a divisible and transferable credit recognized in its favor upon execution of the conversion agreements. This credit, net of an impairment charge of 92 to adjust the book value to its estimated recoverable value, totals 180. Certain estimates will materialize subject to occurrence of future facts, some of which are beyond the Company’ direct control. Entries made on the basis of the facts and circumstances described above may differ from those entries to be made once such facts and circumstances have been defined.
Recoverability of investments in Argentine oil and gas areas
The regulations issued by the Argentine Government from 2002 substantially modified the profitability conditions of the energetic business in Argentina. Considering that situation, during 2003 and 2002, the Company adjusted the book value of certain investments in oil and gas producing areas in Argentina to their recoverable value.
As of December 31, 2005, based on the change in the prospects of the gas business evolution in Argentina, and after analyzing the recoverability of its assets, the Company recognized earnings in the amount of 44 related to the reversal of prior impairments. This new scenario considers the regulatory changes made by the Argentine Government aimed at restoring the sector’s profitability conditions, including the formulation of a price path that provides for the normalization of the price of gas for 2007.
In addition, as of December 31, 2005, as a consequence of the drop in reserves mainly resulting from the technical review of ongoing projects, the Company adjusted the book value of certain oil and gas assets to their recoverable value, accounting for a loss of 132.
Divestments of equity in oil and gas areas
In October, 2006, Petrobras Energía S.A. sold the 100% of the rights and obligations relating to the concessions of the Refugio Tupungato and Atamisqui areas, recording a gain of 85 in “Other income (expenses), net”.

          7. Credit risk
The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.
Sales for the fiscal year ended December 31, 2006, were made mainly to Petroperú Petróleos del Perú S.A., Petrobras International Finance Co., Petróleos de Venezuela S.A. and Empresa Nacional del Petróleo de Chile (ENAP), and sales to such entities represented about 8%, 4%, 3% and 3%, respectively, of sales for such fiscal year, before deducting export duties.
Sales for the fiscal year ended December 31, 2005, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A., Petrobras International Finance Co. and ENAP, and sales to such entities represented about 11%, 7%, 3% and 2%, respectively, of sales for such fiscal year, before deducting export duties.
Sales for the fiscal year ended December 31, 2004, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A., Glencore AG. and Petrobras International Finance Co., and sales to such entities represented about 12%, 7%, 3% and 2%, respectively, of sales for such fiscal year, before deducting export duties.
As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and the Company’s Management considers that such diversification makes the credit risk moderate. Thus, the Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.
          8. Inventories
The breakdown of current and non-current inventories as of December 31, 2006 and 2005, is as follows:

	2006		2005
	Current	Non-current	Current	Non-current
Crude oil stock	167	—	105	—
Raw materials and materials	161	82	200	81
Work in progress and finished products	466	—	435	—
Advances to suppliers	67	—	41	—
Other	28	—	4	—
Reserve for materials’ obsolescence (Note 13)	(1)	(1)	(3)	(2)

	888	81	782	79

          9. Investments, equity in earnings of affiliates and dividends collected from affiliates
The breakdown of current and non-current investments as of December 31, 2006 and 2005 and the equity in earnings of affiliates and dividends collected from affiliates for the years ended December 31, 2006, 2005 and 2004, are as follows:
a) Investments

	12/31/2006		12/31/2005
		Book	Book
Name and issuer	Cost	value	value
Current:

Government securities	5	7	25
Certificates of deposit	1,038	1,038	561
Mutual funds	225	225	126
Related companies (Note 18)	—	—	2
Citelec S.A. (Note 9.II)	298	202	202
Yacylec S.A. (Note 9.II)	25	13	—
Hidroneuquén S.A. (Note 25)	26	26	—
Reserve for impairment of investments (Note 13)	—	(35)	(59)
Other	—	3	—

	1,617	1,479	857

Non-current:

Government securities	1	1	1
Advances to joint venture partners in Venezuela	268	268	244
Related companies (Note 18)	147	147	150
Mixed companies in Venezuela (Note 6)	2,657	2,696	—
Equity in affiliates (Note 26 b)	589	837	814
Reserve for impairment of investments (Note 13)	—	(325)	(139)
Other	—	6	2

	3,662	3,630	1,072

b) Equity in earnings of affiliates

	12/31/2006	12/31/2005	12/31/2004
Petrobras Bolivia Refinación S.A.	82	54	18
Oleoducto de Crudos Pesados Ltd.	6	2	1
Inversora Mata S.A.	3	(7)	4
Oleoductos del Valle S.A.	8	4	8
Petrolera Entre Lomas S.A.	33	27	18
Petroquímica Cuyo S.A.	15	7	13
Refinería del Norte S.A.	32	47	42
Transportadora de Gas del Sur S.A. (ii)	—	18	13
Mixed companies in Venezuela (Note 6)	39	—	—
Citelec S.A. (i)	—	136	(19)
Other	1	(7)	4

	219	281	102

(i)
Includes 23 and 23 to adapt Citelec’s accounting principles to those of the Company for the fiscal years 2005 and 2004, respectively, and an allowance for investment depreciation of (59) for the fiscal year 2005.

(ii)	Includes 2 to adapt TGS’s accounting principles to those of the Company for the fiscal years 2004.

c) Dividends collected from equity investments

	2006	2005	2004
Petrobras Bolivia Refinación S.A.	76	1	13
Petroquimíca Cuyo S.A.	5	7	9
Petrolera Entre Lomas S.A.	22	16	12
Oleoductos del Valle S.A.	7	6	6
Oleoductos de Crudos Pesados	6	—	—
Yacylec S.A.	—	3	3
Refinería del Norte S.A.	—	39	41

	116	72	84

I. Petrobras Energía’s corporate reorganization
On January 21, 2005, the Special Shareholders’ Meeting of Petrobras Energía, Eg3 S.A. (“Eg3”) and Petrobras Argentina S.A. (“PAR”), and the Special Partners’ Meeting of Petrolera Santa Fe S.R.L. (“PSF”), in their respective meetings, approved the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without liquidation. The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies would be considered incorporated into Petrobras Energía. On March 3, 2005, the final merger agreement was subscribed. On June 28, 2005, the CNV (Argentine Securities Commission) approved the merger and authorized the public offering of the Petrobras Energía shares. On September 16, 2005, the merger was registered in the Public Registry of Commerce.
As the result of the merger, (a) Petrobras, owner of a 99.6% equity interest in EG3 and 100% equity interest in PAR and PSF through its subsidiary Petrobras Participaciones SL, received, through such subsidiary, 229,728,550 new shares of class B stock in Petrobras Energía, with a nominal value of Argentine Pesos 1 each and entitled to one vote per share, representing 22.8% of capital stock, and (b) Petrobras Energía Participaciones S.A.’s ownership interest in Petrobras Energía decreased from 98.21% to 75.82%. After the merger, the new capital stock of Petrobras Energía was set at Argentine pesos 1,009,618,410.
Petrobras Energía recorded the effects of the corporate reorganization in accordance with the pooling-of-interest method. In the same manner, Petrobras Energía Participaciones has considered such outlines for the valuation of its equity in Petrobras Energía. According to the method, the assets, liabilities and components of the shareholders’ equity of the transferring entities are recognized in the combined entity based on their carrying amounts as of the effective merger date. In addition, according to the pooling of interest method, financial statements for previous years reflect the assets, liabilities, results and cash flows of the surviving entity as if the pooling of interests had occurred at the beginning of the earliest fiscal year presented.
II.	Investment in companies over which joint control or significant influence is exercised and which are subject to transfer restrictions:
a) Distrilec:
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

b) CIESA:
Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell its Class “A” shares representing 51% of CIESA’s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.
c) Citelec:
The Company, through Petrobras Energía S.A., may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.
Upon obtaining approval by the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorities) for the acquisition by Petrobras Participaciones SL of a majority shareholding in Petrobras Energía Participaciones S.A., Petrobras Energía assumed the unilateral commitment to divest all its ownership interest in Citelec, without a fixed term, in conformity with Law No. 24,065 of the regulatory framework for the electrical power sector and the concession contract thereof. The commitment was taken into account by the Department of Competition, Deregulation and Consumer Defense when approving the change in the ownership interest. The commitment should be overseen by the Argentine Electrical Power Regulatory Agency and approved by the Argentine Energy Department.
In August 2006, Petrobras Energía and EP Primrose Spain S.L., a company controlled by Eton Park Capital Management, entered into a stock purchase agreement for the transfer to the latter of a 50% interest in Citelec. The stock purchase agreement provides for a fixed sales price of US$ 54 million, plus an earn out relating to the result of the comprehensive rate review determined for Transener and its controlled company Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (Transba). The above mentioned investment commitment will become effective upon approval by the pertinent regulatory agencies and authorities. (See Note 25.d)
d) Yacylec S.A. (“Yacylec”):
Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the Concession Agreement. Any transfer of shares requires ENRE’s prior authorization.
As a result of the agreements reached for the divestment of Citelec, on June 13, 2006 Petrobras Energía’s Board of Directors accepted the terms and conditions of the binding offer submitted by Eton Park Capital Management for the purchase of its 22.22% equity interest in Yacylec, in the amount of US$ 6 million, when the divestment commitment in Citelec will be effective. (See Note 25.d)

III. Situation of the interests in public utility companies
The scenario after enactment of the Public Emergency Law significantly changed the financial equation of public utility companies. Particularly, the tremendous effect of the devaluation, within a context of remained fixed revenues, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply with certain loan agreement clauses.
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
In July 2004, the UNIREN made a proposal to TGS to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007 and the waiver by TGS and its shareholders to claims based on the emergency situation under Law No. 25,561 before the agreement effective date, and to hold the Argentine Government harmless against any claim that may proceed based on the same grounds. Considering that the proposal does not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005. On April 27, 2005, the public hearing called by the UNIREN was held to analyze the proposal made on July 2004. During such meeting, the UNIREN repeated its 10% increase proposal and proposed to bring forward the comprehensive rate review process so that the new rate charts may take effect during 2006. TGS stated which features of the original proposal should, in its opinion, be improved and that it was willing to continue negotiating its terms. In June and November 2005, TGS received two new proposals from the UNIREN, which was made in conformity with the previous one and incorporating as a new requirement that TGS and its shareholders shall waive any future claim related to the PPI rate (United States Producer Price Index) adjustments that were not applied in 2000 and 2001. TGS answered these proposals and stated that the original 10% increase was not sufficient and, jointly with Petrobras Energía, agreed not to make any claims and file any appeals and actions in an arbitration tribunal or an administrative or judicial court in Argentina or abroad, provided that a renegotiation agreement was reached. In addition, the other shareholders in CIESA, which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (ICSID), reported that they would only consider waiving it should it be fairly compensated. During 2006, UNIREN submitted two proposals to TGS with guidelines identical to those established in previous proposals.
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
The Memorandum of Agreement was approved by the Procuración del Tesoro de la Nación (General Attorney), the Sindicatura General de la Nación (office in charge of controlling federal expenditure and management) and the Congress, and was ratified by the Executive Branch on December 28, 2006 (see note 25).
As of December 31, 2006 the book value of the equity interests in CIESA, Distrilec and Citelec amounted to 210, 509 and 167 (net of adjustments made to adapt Ciesa, Distrilec and Citelec’s valuation method to those of the Company of (239), (104) and (86), respectively, and 56 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). Additionally, the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section IV). The book value of the equity interest in Citelec was exposed net of a valuation allowance, at its recoverable value of 35. As of December 31, 2005, the valuation of the equity interests in CIESA, Distrilec and Citelec amounted to 142, 546 and 143 respectively (net of adjustments made to adapt Ciesa , Distrilec and Citelec’s valuation method to those of the Company of (249), (113) and (86), respectively, and 83 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). Additionally, the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section IV). The book value of the equity interest in Citelec was exposed net of a valuation allowance, at its recoverable value of 59.
The book value of the equity interests does not exceed their recoverable value. To estimate the recoverable value of the investments in CIESA, the Company’s Management privileges the measure regarding the listed price of TGS’s shares, as it considers that the use of the related values in use is severely subject to the uncertainties of the continuity of the rate renegotiation process with the Federal Government and the CIESA’s financial debt renegotiation. In estimating the respective cash flows, which is necessary for estimating the values in use, this uncertain situation entails structuring and analyzing several possible scenarios for future projections, weighing extremely subjective likelihood of occurrence, which condition the appropriateness and reliability of the resulting values. In the estimation of the recoverable value of the investment in Distrilec, the Management considered the mentioned effect of the letter of understanding signed by Edesur with the UNIREN. The estimation of the recoverable value of the investment in Citelec, is based on the probable net realizable value (See Note 9.II.c).

IV. CIESA’s Master Settlement Agreement and Mutual Release Agreement
In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron will reciprocally waive any right to make claims arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS. The terms of the Master Agreement include the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004. In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement establishes certain share transfers in two successive steps. As a first instance, and after the relevant regulatory authorities’ approvals, Enron transferred on August 29, 2005, 40% of the shares issued by CIESA to a trust and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A. transferred Class B shares of common stock issued by TGS (representing 7.35% of TGS’s capital stock) to Enron. In a second stage, which will be completed after approval by the CNV, pursuant to the terms of CIESA’s financial debt refinancing agreement, entered into in September 2005, once the appropriate approvals are obtained from Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (Anti-trust authorities), CIESA will deliver about 4.3% of the Class B shares of common stock held in TGS to its financial creditors as a partial debt repayment. These shares will be, afterwards, transferred to Enron in exchange for the 10% remaining shares held by the latter in CIESA. Creditors will capitalize the financial debt balance. The records were sent by the National Gas Regulatory Entity to the UNIREN to expedite a decision in any matter within its jurisdiction. It concludes on January 2007, and to date the proceedings are pending to solve by ENARGAS.
Once the debt restructuring is completed (Note 10.V), considering that in addition to the share transfers mentioned above the fiduciary ownership of the shares held in CIESA by the trust will be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and new shares will be issued for the benefit of creditors, CIESA’s capital stock structure will be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.
Considering the progress made in renegotiating CIESA’s debt and the favorable expectations regarding its outcome, which would result in an increased value of the equity interest in CIESA, the Company computed the book value of the interest in TGS transferred to Enron as part of the valuation of its equity interest in CIESA, which is presented as non-current investment.
V. Petrobras Bolivia Refinación S.A.
In May 2006, the Bolivian Government issued Supreme Decree No. 28,701, thus effecting what it calls “the nationalization of oil and gas”.
The abovementioned decree also provides that the Bolivian Government shall recover full participation in the entire oil and gas production chain, and for this purpose provides for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one share of the shares in a number of companies, among which is Petrobras Bolivia Refinanción S.A. The stock transfer will be made once both parties agree upon the value of the economic compensation YPFB will pay to the Company and certain corporate and legal requirements are complied with. The Company’s Management does not have any information available to anticipate the effects, if any, that the new legislation may have on the business new scenario. As of December 31, 2006, the investment in Petrobras Bolivia Refinanción S.A represents about 1% of the Company’s consolidated assets.
VI. Expansion of TGS’s gas transportation system
According with the establishment by the Argentine Government of a framework for the creation of trust funds for financing expansions to the natural gas transportation system, in June 2004, TGS submitted to the Energy Department a project to expand the transportation capacity of the San Martín gas pipeline by about 2.9 million cubic meters per day, which entered totally into operations by the end of August 2005. TGS was in charge of managing the project and will be operating and maintaining the new facilities.

The trust fund invested about US$ 311 million, which will be repaid with 20% of the revenues from the firm additional capacity contract, plus an additional rate charge to be invoiced to certain customers. In turn, TGS invested US$ 40 million in such expansion, which will be repaid with 80% of the revenues from the additional capacity contracted.
VII. Transener S.A.’s financial debt restructuring
On June 30, 2005, Transener S.A. concluded the restructuring process of its financial debt and, as of the offer maturity date, it obtained the acceptance of regular creditors representing 98.8% of the total unpaid debt. The redeemed debt represented a nominal value of about US$ 460 million. As a result of the decisions made by creditors, the prorating and assignment mechanisms and further terms and conditions of the restructuring offer, Transener S.A. issued corporate bonds and made payments in cash pursuant to the following conditions:
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
As the result of the issuance of shares described in (3), Citelec´s participation in Transener decrease from 65% to 53.67% .

10. Financing
The detail of debt as of December 31, 2006 and 2005, is as follows:

	12/31/2006			12/31/2005
	Current		Non-current	Current		Non-current
Financial institutions	1,186		869	1,238		887
Notes	1,434		3,079	541		4,063
Investment agreement with IFC	—		—	—		—
Related companies (Note 18)	26		768	26		758

	2,646	(a)	4,716	1,805	(a)	5,708

(a)	Includes 398 and 682 corresponding to current portion of long-term debt for the fiscal years ended December 31, 2006 and 2005, respectively.
I. Petrobras Energía’s Global Programs of nonconvertible notes
a) US$ 2.5 billion program
Petrobras Energía S.A. keeps a global corporate bond program, for the term of five years starting May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.
The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.
As of December 31, 2006, there remained outstanding the following classes of corporate bonds under the medium-term global program:
-	Class G, for a face value of US$250 million maturing in January 2007 at a 9% annual rate.

-	Class H, for a face value of US$181.5 million maturing in May 2009, at a 9% annual rate.

-	Class I, for a face value of US$349.2 million maturing in July 2010, at a 8.125% annual rate.

-
Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of nominal value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at nine-month period LIBOR plus 1%. As of December 31, 2006 the amount of US$ 87.4 million is effective in this class.

-
Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%. As of December 31, 2006, as they were not completely exchanged, the Company is carrying US$ 170,000 of such issuance in its own portfolio net of the nonconvertible notes.

-	Class R, for a face value of US$ 200 million, with due in October 2013, accruing interest at 9.375%.

b) US$1.2 billion program
As of December 31, 2006 under the medium-term Global Program whose date for the issuance of new notes expired in June 1998, the Sixth Series is outstanding in the amount of US$ 32.6 million, the only installment of which becomes due in July 2007 and bears interest at a 8.125% fixed annual rate.
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
Certain loan agreements, include cross default covenants, whereby the creditor bank shall declare all the amounts owed as due and payable, if any debt of Petrobras Energía is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.
The remaining outstanding amount of the Sixth Series notes does not include cross default covenants.
As of the date of these consolidated financial statements, Petrobras Energía and its controlled subsidiaries are in compliance with all terms and conditions contained in the loan agreements.
III. Financing of the Genelba Electric Power Generation Plant
The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. These loans may be settled in advance at any time, at Petrobras Energía’s discretion. As of December 31, 2006 the amounts outstanding from the financing of the plant were US$ 12 million, of which US$ 7 million approximately is related to a contract which contains restrictive covenants, including a restriction on selling or leasing more than 40% of the plant during the period in which the debt is outstanding.
IV. Edesur Indebtedness
Edesur keeps a global corporate bond program, for the term of five years counted starting October 14, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.
Class 5 corporate notes were issued for a nominal value of 40 at an issuance price of 97.32% with a fixed coupon rate of 8.5% per year. As of December 31, 2005, Edesur paid 8 in advance, leaving 32 at the end of the year that were cancelled during April 2006.

As of December 31, 2006, Class 6 is outstanding under such program, with a face value of 80, due in 3 years, accruing interest at a variable rate calculated on the basis of a reference rate published by the Banco Central de la República Argentina (Central Bank of Argentina), at a minimum 4% annual rate, plus a differential margin of 3% per annum. As of December 31, 2006, the amount of 60 is effective in this class.
In August 2006, Edesur obtained in the local market a syndicated loan in the amount of 150, with principal to be repaid in three semi-annual installments beginning February 2009, at a variable interest rate.
In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements. Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-settle any other debt stipulated in the agreements. As of the date of these consolidated financial statements, Edesur has complied with all terms and conditions contained in the loan agreements.
V. CIESA and TGS indebtedness
In the wake of the new Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 9.III), CIESA did not pay at maturity, in April 2002, the principal and the last interest installment upon maturity or cap and collar agreements. Consequently, CIESA´s indebtedness included pursuant to the proportional consolidation, in the amount of US$ 271 millions, has been disclosed in the “Short-term debt” line.
In September 2005, CIESA signed an agreement to restructure its financial debt with all its financial creditors. In view of the agreement reached, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term and, once approvals are obtained from the Argentine Gas Regulatory Agency and the Argentine Committee for Competition Defense, it will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares and will capitalize the remaining debt by issuing shares in favor of creditors. CIESA’s financial statements are prepared using the on going concern basis of accounting and therefore such financial statements do not reflect any adjustment that may derive from the solution of uncertainties resulting from the debt restructuring process.
As of December 31, 2006, TGS’s financial debt mainly corresponds to tranches A, B-A and B-B issued in December 2004 for the purpose of refinancing and restructuring the terms and conditions of previous loans. The payments of interest and principal on such loans were suspended in May 2002. Tranche A, with a residual nominal value of US$ 204 million, includes notes for US$ 126 million, with quarterly principal amortization payments until December 2010 and accruing interest at a 5.3% annual rate for the first year up to 7.5% for the last year. Tranches B-A and B-B, for a nominal value of US$ 434 million, include notes for US$ 255 million, with quarterly principal amortization payments as from March 2011 until December 2013, with interest accruing at a 7% annual rate for the first year up to 10% for the last year, plus additional interest as from December 2006 which in the case of tranche B-A, ranges between 0.75% and 2% subject to a results indicator and in the case of tranche B-B between 0.60% p.a. increasing 5 basic points each subsequent year up to 0.90% for the last year. Financial obligations include an acceleration clause, the enforcement and amount of which, if applicable, are subject to the debt coefficient, the liquidity level and subsequent payments to be made by TGS.
The notes were issued under the Global Program for the issue of notes up to a maximum amount of US$ 800 million, the creation of which was approved at a Shareholders’ Meeting held on April 2, 2004 and authorized by the CNV on October 28, 2004.
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

TGS’s Special Shareholders’ Meeting held on December 21, 2006 approved the creation of a global program for the issue of notes for a maximum amount of US$ 650 million. The Global Program was authorized by the CNV on January 18, 2007.
VI. Detail of long-term debt
Long-term debt as of December 31, 2006 is made up as follows:

Type	Amount	Currency	Annual interest rate
	(In millions of pesos)
Financial institutions
	10	US$	8.61%
	22		$13.25%
	22	US$	8.35%
	46	US$	4.902% to 6.559%
	25	US$	9.01%
	27	US$	5.00%
	30	US$	8.62%
	73		$14.05%
	123	US$	Libo+1.19
	106	US$	Libo+1.65
	106	US$	5.30% to 7. 50%
	279	US$	7.00% to 10.0%

Related companies (See Note 18)
	154	US$	7.50%
	614	US$	7.22%

Notes
Class Q	11	US$	5.625%
Serie A (TGS)	171	US$	(i)
Class N	248	US$	Libo+1
Serie B-A and B-B (TGS)	403	US$	(i)
Class H	557	US$	9.00%
Class R	617	US$	9.375%
Class I	1,072	US$	8.125%

	4,716

(i)	See Note 10.V.
The maturities of long-term debt as of December 31, 2006 are as follows:

From 1 to 2 years	418
From 2 to 3 years	788
From 3 to 4 years	1,259
From 4 to 5 years	577
Over 5 years	1,674

4,716

11. Fund for investments required to increase the electric power supply in the electronic wholesale market (FONINVEMEM)
Through Resolution No. 712/04, the Energy Department created the FONINVEMEM for the purpose of increasing the supply of electrical power generation in Argentina.
Petrobras Energía contributes to this fund through 65% of 2004-2006 revenues with respect to the margin between the energy sale price and the variable generation cost. The amount of funds to be contributed by all wholesale electric market private creditors is initially estimated at US$ 520 million, of which US$ 41 million were provided by Petrobras Energía.
On October 17, 2005, by virtue of Resolution No. 1,193 of the Energy Department, Petrobras Energía, jointly with other creditors of the electronic wholesale market, formally stated its decision to manage the construction, operation and maintenance of two plants of at least 800 MW each. The estimated chronogram establishes to start operating gas turbines during the first semester of 2008 and the complete combined cycles at the end of the same year. Construction costs of both power plants are estimated at US$ 1,080 million, approximately 48% of which would be financed through contributions to the FONINVEMEM and the remaining balance through an additional demand charge.
Two trusts were created within CAMMESA’s sphere of responsibility for the purchase of equipment and the construction, operation and maintenance of the power plants. The funds corresponding to the FONINVEMEM and the specific charge will be deposited in the trusts. Purchase of the equipment, construction, operation and maintenance of each power plant will be the responsibility of Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., who will act on behalf of the respective trusts. Petrobras Energía holds an interest of approximately 8% in both companies. These plants will be subject to a 10-year contract with CAMMESA for the supply of electric power for 80% of generated power, at a price covering all their costs and the payments to the FONINVEMEM liquidation. The companies may freely dispose of the remaining 20% of generated power. Upon expiration of the supply agreement, ownership of the assets under the trust will be transferred to the companies.
The amounts contributed to the FONINVEMEN, converted into US$ and accruing interest at LIBOR + 1% per year, will be reimbursed to Petrobras Energía and the other MEM creditors in 120 monthly installments out of the trust funds received during the life of the electric power supply agreement with CAMMESA.
12. Income tax and deferred tax
The Company’s provision for income tax was comprised of the following:

	12/31/2006	12/31/2005	12/31/2004
Income tax for the fiscal year
Current	296	148	124
Deferred tax	169	63	(441)

Total income tax — expense (benefit)	465	211	(317)

The tax effects of temporary differences that give rise to significant portion of the deferred tax assets and liabilities at December 31, 2006 and 2005 are presented below:

	12/31/2006		12/31/2005
Deferred tax assets
Tax loss carryfowards and other tax losses	1,304		1,658
Reserve for contingencies	90		74
Pension plan obligations	11		4
Derivatives	—		6
Other	60		17

Total gross deferred tax assets	1,465		1,759

Less valuation allowance (Note 13 and Note 17)	(1,154	) (3)	(1,359	) (3)

Total net deferred tax assets	311		400

Deferred tax liabilities
Revenue recognition	—		(34)
Property, plant and equipment	(1,207)		(1,129)
Prepaid expenses	(6)		(8)
Non-current investments	(236)		(197)
Other	(2)		(3)

Total gross deferred tax liabilities	(1,451	) (1)	(1,371	) (2)

Total net deferred tax liabilities	(1,140)		(971)

(1)	311 are presented in the non-current “Other receivables” line and 1,451 are presented in the non-current “Taxes payable” line.
(2)	400 are presented in the non-current “Other receivables” line and 1,371 are presented in the non-current “Taxes payable” line.
(3)
Upon the issuance of the annual financial statements, the Company’s Management evaluates the recovery of tax loss carryforwards taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversal of the existing temporary differences and the recent-year tax history. All the evidence available both positive and negative is duly weighted and considered in the analysis.

The reconciliation of the tax provision at the statutory rate of 35% to the tax provision, (before taxes and the minority interest in the subsidiary’s income), is as follows:

	12/31/2006	12/31/2005	12/31/2004
Income before income tax and minority interests in the subsidiaries’ income	1,954	1,228	475
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to income for the fiscal year	684	430	166
Permanent differences at income tax rate
- Equity in losses of non-current investments	(181)	(93)	(156)
- Changes in valuation allowance	(95)	(106)	(413)
- Loss (gain) in foreign subsidiaries	29	(14)	68
- Other	28	(6)	18

Tax expense (benefit)	465	211	(317)

Tax loss carryforward and deferred losses include the following items and may be used through the dates indicated below:

Items	12/31/2006	12/31/2005	12/31/2004
General tax loss carryforward	1,304	1,573	1,615
Deferred losses	—	85	170

	1,304	1,658	1,785

Use up to	12/31/2006	12/31/2005	12/31/2004
2007	1,255	1,631	1,615
2010	34	12	85
2011 and thereafter	15	15	85

	1,304	1,658	1,785

13. Contingencies, allowances and environmental matters
The movements of reserves for contingencies and allowances were as follows:

	Balances at		Balances
	the beginning	Net increase	at the end
Account	of the year	(decrease)	of the year
Deducted from assets:

Current
For doubtful accounts	85	25	110
For other receivables	—	92	92
For other tax credits (Note 17.a)	88	(42)	46
Inventories’ obsolescence (Note 8)	3	(2)	1
For investments (Note 9)	59	(24)	35

	235	49	284

Non-current
For other receivables
Tax loss carryforwards	1,274	(120)	1,154
Deferred tax losses	85	(85)	—
For investments (Note 9)	175	176	351
For property, plant and equipment	656	(301)	355
Inventories’ obsolescence (Note 8)	2	(1)	1

	2,192	(331)	1,861

TOTAL 2006	2,427	(282)	2,145

TOTAL 2005	1,943	484	2,427

Included in liabilities:

Current
For contingencies
Labor and commercial contingencies	48	47	95

	48	47	95

Non- current
For contingencies
Labor and commercial contingencies	103	(18)	85

	103	(18)	85

TOTAL 2006	151	29	180

TOTAL 2005	107	44	151

a) Environmental matters
The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Energía Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these requirements are currently interpreted and enforced, including sanitation commitments assumed. The Company has not incurred any material pollution liabilities as a result of their operations to date. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Participaciones’s business. Additionally, the Company holds no significant lawsuits related to environmental issues.

b) Value-added tax on operations in Ecuador
In August 2001 the Ecuadorian Tax Authority (SRI) informed that it will not refund the tax credit for VAT paid on the import and local acquisition of goods and services necessary for the production of hydrocarbons for export purposes because in its opinion such item has already been considered when determining the parties’ respective shares of the oil production. The resolution has been appealed before the Tax Court, which to date has not issued any ruling in this respect. On August 11, 2004, the Ecuadorian National Congress passed a VAT interpretation law which provides that the refund of the tax is not applicable to the oil industry. As of December 31, 2005, due to the uncertainty limiting the recoverability of tax credits for VAT, the Company recorded an 88 allowance.
On December 12, 2006, Ecuadortlc S.A. signed with the SRI, the Attorney General’s Office (Procuradoría General del Estado) and Petroecuador, a Memorandum of Agreement for quantification and assessment of the VAT paid on the acquisition of goods and services for the exploration and production of hydrocarbons in Block 18. The agreement provides the basis for the refund of credits accrued in the July 1999–May 2005 period. Accordingly, Ecuadortlc S.A. will be refunded US$ 8 million. Since the same recognition criteria will be used to assess the refund of subsequent credits accrued up to the closing date, the Company refund is estimated at US$ 12 million. This criterion will be effective until the parties renegotiate the share of the block production for the application of such tax.
Since as of the date of these financial statements the Company has not started similar negotiations relating to the refund of tax credits for VAT in connection with Block 31, and in spite of considering that the Company is entitled to such refund, whether by the SRI o by renegotiating its share of oil production, since at the time of determining the respective shares of oil production in the block the export of goods and the rendering of services were not subject to VAT, as of December 31, 2006 the Company recorded an allowance of 46 related to these receivables.
c) Amendment to Ecuador’s Hydrocarbons Law
In April 2006, the Ecuadorian State approved an Amendment to the Hydrocarbons Law which recognizes in favor of the Ecuadorian State a minimum 50% interest in extraordinary income from increases in the sales price of Ecuadorian crude oil (average monthly effective FOB sales price) with respect to the average monthly sales price as of the date of execution of the relevant agreements, stated in constant values as of the month of settlement. In July 2006 the respective regulations thereunder were issued, and Ecuadortlc S.A. and Petroecuador had differences as to their interpretation. In order to put an end to this uncertainty and at Ecuadortlc S.A.’s request, Petroecuador requested the Attorney General (“Procurador General del Estado”) to issue a decision in that respect. On October 12, 2006 Ecuadortlc S.A. took notice of the Opinion issued by the Attorney General whereby income from Palo Azul was exempted from the effects of the amendment considering that the relevant exploitation agreement already contains contractual terms and conditions under which the Ecuadorian State has a share of over 50% in revenues. Notwithstanding such decision, in January 2007 Petroecuador submitted to Ecuadortlc S.A. a new settlement as a result of the application of the beforementioned Law in favor of the State in the amount of US$ 26 million from April 2006 to December 2006. Although, in the opinion of its legal advisors, Ecuadortlc S.A. has legal grounds to consider the claim inadmissible, as of December 31, 2006 Ecuadortlc S.A. maintains a 37 allowance on receivables related to the payments made to Petroecuador prior to the issuance of the Attorney General’s Opinion, the refund of which was requested by Ecuadortlc S.A.
d) Other issues
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

14. Contractual commitments, warranty bond, surety ships and guarantees granted
The warranty bonds, surety ships and guarantees as of December 31, 2006, which are not disclosed in the remaining notes, amount to 41.
The following table summarizes certain contractual obligations as of December 31, 2006. The table does not include accounts payable or pension liabilities. Amounts in the table do not include interest.

	Payments due by period
		Less than 1			More than 5
	Total	year	1 - 3 years	3 - 5 years	years	Until
	(in millions of pesos)
Purchase Obligations
Ship or pay agreement with OCP (1) (2) (6)	2,692	168	389	430	1,705	2018
Long-term service agreement (6)	159	133	26	—	—	2010
Bolivian gas and oil transportation agreement (6)	133	11	11	22	89	2019
Petroleum services and materials (6)	417	236	138	21	22	2019
Ethylene (4)(6)	1,483	203	319	261	700	2015
Benzene (5)(6)	3,357	416	755	602	1,584	2015
Oil Purchase agreements for Refinery (6)	1,468	1,468	—	—	—	2007
Gas transportation capacity with TGS (3)	189	27	54	54	54	2014
Gas purchase agreements for Genelba (6)	114	84	30	—	—	2009

Total	10,012	2,746	1,722	1,390	4,154

Sales Obligations
Natural gas	1,423	247	338	329	509	2018
Styrene	744	123	621	—	—	2009
Electric power	144	100	44	—	—	2009
LPG	82	82	—	—	—	2007
Oil sale agreement	3,350	1,579	1,771	—	—	2009

Total	5,743	2,131	2,774	329	509

(1)	Net of transportation capacity sold to third parties
(2)	Estimated price US$2.73 per barrel.
(3)	Estimated price P$7.9 million per million of cubic meters.
(4)	Estimated price US$920 per ton. Contractual prices are in US Dollars. Peso amounts translated using exchange rate as of December 31, 2006.
(5)	Estimated price US$744 per ton. Contractual prices are in US Dollars. Peso amounts translated using exchange rate as of December 31, 2006.
(6)	Prices are generally determined by formulas based on future market prices.

Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2006 and may not reflect actual future prices of these commodities. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

The following table set forth volume information with regard to the commitments under commercial contracts for which a fixed price has been agreed, for the years indicated below, as of December 31, 2006.

	Obligations by period
		Less than 1			More than 5
	Total	year	1 - 3 years	3 - 5 years	years
Purchase Obligations
Ship or pay agreement with OCP (in million of barrels)	321	20	47	53	201
Bolivian gas and oil transportation agreement (in millions of cubic meters)	6,490	569	1,139	1,139	3,643
Ethylene (in thousands of tons)	525	56	112	102	255
Benzene (in thousands of tons)	1,469	155	315	286	713
Oil Purchase agreements for Refinery (in millon of barrels)	12	12	—	—	—
Gas transportation capacity with TGS (in millon of cubic meters)	24	3	7	7	7
Gas purchase agreements for Genelba (in million of cubic meters)	564	367	197	—	—

Sales Obligations
Natural gas (in millions of cubic meters)	7,806	1,411	1,801	1,647	2,947
Styrene (in thousands of tons)	165	29	136	—	—
Electric power (in MWh)	1,938	1,299	639	—	—
LPG (in thousands of tons)	58	58	—	—	—
Oil sale agreement (in millions of bbls)	17	9	8	—	—

15. Social benefits and other benefits of Petrobras Energía
a) Defined contribution plan
Supplementary Pension Plan for Personnel
In November 2005, the Board of Directors of Petrobras Energía approved the implementation of a defined voluntary contributions plan for the Petrobras Energía’s employees that fulfill certain requirements. Through this plan, Petrobras Energía will make contributions to a trust equivalent to the contributions made by the participating employees to a mutual fund or AFJP, at their choice, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.
In the fiscal years ended December 31, 2006 and 2005, Petrobras Energía recorded a loss of 3 and 7, respectively, attributable to such benefits.
b) Defined benefit plan
Indemnity Plan
This is a defined benefit plan for all the employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per years of service at the company, in conformity with a decreasing scale considering the years of effectiveness of the plan.
Compensatory Fund
This is a defined benefit plan for all employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity, have joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The employee benefit is based on the last computable salary and years of service of each employee included in the fund.
The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee equals the one stipulated in this plan.
The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. The Company determines the liability related to the plan by applying actuarial calculation methods. As provided in Petrobras Energía’s Bylaws, the Company makes contributions to the fund on the basis of a Board of Directors’ proposal to the Shareholders’ Meeting up to 1.5% of net income for each year. During fiscal years 2006, 2005 and 2004, no contributions were made under this plan. The assets of the fund were contributed to a trust. The goals with respect to asset investment are: (i) the preservation of capital in US dollars, (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis. For this reason, the assets are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

As of December 31, 2006 and 2005 the most relevant actuarial information on the defined-benefits pension plan is as follows:

	2006	2005
Change in benefit obligation
Benefit obligation at beginning	99	68
Service cost	2	1
Interest cost	16	6
Actuarial loss	15	26
Benefits paid	(7)	(7)
Curtailment or conclusion effect	—	—
Unrecognized prior service cost	36	5

Benefit obligation at the end of the year	161	99

Change in plan assets
Fair value of plan assets at beginning	40	45
Return on plan assets	2	2
Benefits paid	(7)	(7)

Fair value of plan assets at the end of the year	35	40

	2006	2005
Reconciliation of funded (unfunded) status
Unfunded status at the end of the year	(126)	(59)
Unrecognized prior service cost	41	5
Unrecognized actuarial loss	53	41

Net liability recognized	(32)	(13)

	2006	2005
Components of net periodic benefit cost
Service cost	2	1
Interest cost	16	6
Return on plan assets	(2)	(2)
Amortization of actuarial gain and losses and unrecognized prior service cost	2	—

Net periodic benefit cost	18	5

Weighted-average assumptions
Discount rate	4%	4%
Rate of return on plan assets	6%	4%
Rate of compesation increase (a)	2%	2%
(a) weighted-average according to the benefits age.
c) Stock option plan
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

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of December 31, 2006 the exercised options amounted to 4,809,399, almost entirely in cash.
ii.
596,014 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from March 5, 2005 (“full value”). As of December 31, 2006 the exercised options amounted to 496,043, almost entirely in cash.

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007.
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
The term to exercise both options expired on May 29, 2006. As of December 31, 2006 options exercised corresponding to the appreciation right amounted to 2,873,037 and those corresponding to full value totaled 343,596, in both cases primarily in cash.
The cost of this benefit is allocated on proportional basis to each year within the vesting years and adjusted in accordance with the listed price of the share. Accordingly 3, 3 and 6 were charged to operating expenses for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.
The following table presents a summary of the status of the Company’s stock option plans as of December 31, 2006, 2005 and 2004.

	2006		2005		2004
		Weighted -		Weighted -		Weighted -
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
Outstanding at the beginning of the year	1,198,803	1.59	3,195,192	1.60	7,557,205	1.59
Exercised	(237,255)	1.60	(1,996,389)	1.60	(4,362,013)	1.58
Forfaited	(306,851)		—		—

Outstanding at the end of the year	654,697	1,59	1,198,803	1.59	3,195,192	1.60

Exercisable at the end of the year	654,697	1,59	1,198,803	1,59	2,599,178	1.59

As of December 31, 2006 the weighted average remaining contractual life is three months.

16. Capital stock and restrictions on unappropriated retained earnings
As of December 31, 2006 the Company’s capital stock totaled $2,132,043,387. The following table presents the changes in capital stock in the last three fiscal years:

	December, 31
	2006	2005	2004
Common stock – face value $	1	1	1

Class B: 1 vote per share	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.
During July 2000 and March 2001, Petrobras Energía, our controlled company, purchased 9,483,623 shares of Petrobras Energía Participaciones S.A. See Note 4.m.
According to outstanding legal provisions, 5% of the net income of the fiscal year plus or less adjustments to the prior years should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of capital stock.
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
17. Other receivables, other liabilities, other operating expenses, net, other income (expenses), net and supplemental cash flow information.

	12/31/2006		12/31/2005
	Current	Non-current	Current	Non-current
a) Other receivables

Joint ventures	26	—	60	—
Related companies (Note 18)	117	5	56	3
Tax credits	480	328	393	220
Deferred tax assets	—	1,465	—	1,759
Advisory services to other companies	1	—	6	—
Receivables from the sale of companies	—	—	—	—
Payments to recover	197	—	32	1
Letters of credit advances	—	—	—	—
Prepaid expenses	53	24	39	28
Credit for new projects in the mixed companies in Venezuela	272	—	—	—
Other collaterals	5	—	35	—
Commercial agreements	69	—	—	—
Credit allowance (Note 13)	(138)	(1,154)	(88)	(1,359)
Other	100	23	94	20

	1,182	691	627	672

	12/31/2006		12/31/2005
	Current	Non-current	Current	Non-current
b) Other liabilities
Related companies (Note 18)	27	—	2	—
Receivables in advance	46	58	11	55
Accrual for expenses
- Environmental remediation	55	64	29	56
- Other	—	50	—	42
Innova preferred stock	—	15	—	15
Litigation reserves and fines	26	22	22	30
Abandonment costs in oil & gas areas (Note 6)	—	146	—	126
Debt for investment in companies	—	—	6	—
Derivatives	—	—	50	—
Unified Fund-Basic Price of Electric Power (1)	1	2	1	3
Other	37	9	47	12

	192	366	168	339

(1)
To ensure completion of works in Pichi Picún Leufú Hydroelectrical Complex within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25. For the purpose of determining whether or not this amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market. This support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement this system, an Annual Monomial Support Price (AMSP) was set in the amounts of US$/Kwh 0.021 and US$/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, each year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during that year will be determined. Owing to the selling prices set for the energy generated by the Complex, and the future prices estimated, considering that it implies profitability reinsurance, as of December 31, 2006 the Company accrued a profit of 22.

	12/31/2006	12/31/2005	12/31/2004
c) Other operating expenses, net

Advisory services to other companies	48	37	35
Environmental remediation expenses	(5)	(29)	(51)
Taxes on bank transactions	(98)	(90)	(84)
Contingencies	(24)	(3)	(28)
Oil transportation agreement with OCP	(178)	(184)	(184)
Fundopem (2)	46	42	27
Commercial claims resolution	75	—	—
Tax credit allowance	(1)	(78)	—
Recovery of insurances	12	—	—
Other	(10)	(24)	(39)

	(135)	(329)	(324)

(2)
Tax benefits enjoyed by Innova S.A. consisting in a partial reduction of certain taxes in accordance with a program of incentives that the Brazilian state of Rio Grande do Sul provides to companies located there.

	12/31/2006	12/31/2005	12/31/2004
d) Other income (expenses), net

Sales of oil areas (Note 6)	85	—	—
Reversal of Citelec S.A.’s impairment	23	—	—
Reversal of Hidroneuquén S.A.’s impairment	10	—	—
Enecor S.A.’s impairment	6	(11)	—
Net impairment of assets in Venezuela (Note 6) (1)	(6)	(310)	(27)
Net impairment of areas in Argentina (Note 6)	—	(88)	—
Other assets impairment	—	—	(20)
Seniat claim — Venezuela	(18)	(54)	—
Disposal of property, plant and equipment	(15)	(24)	(11)
Gain from AE (out-of-court composition with creditors) — Edesur S.A.	—	—	18
Financial debt refinancing	—	—	(12)
Losses from settled financial debt in advance	—	(9)	—
Sale price adjustment — Conuar S.A.	—	23	—
Other, net	8	14	12

	93	(459)	(40)

(3)	Corresponds to the Oil and Gas Exploration and Production business segment (See note 19)..

	2006	2005	2004
e) Supplemental cash flow information

Cash	86	104	139
Time deposits and Mutual Funds	1,264	686	928

Cash and cash equivalent	1,350	790	1,067

As of December 31, 2006, 2005 and 2004, the accounts payable increased for the acquisition of property, plan and equipment in the amount of 15, 56 and 176, respectively.
18. Balances and transactions with related companies
Related party transactions are carried out in the ordinary course of our operations on an arm’s length basis. The terms of these transactions are comparable to those offered by or obtained from non-related third parties.
On January 21, 2005, the special shareholders meetings of Petrobras Energía, Eg3, PAR, and PSF, approved the merger of Eg3, PAR and PSF into Petrobras Energía. Prior to the merger, Petrobras, through its subsidiary PPSL, held a 99.6% interest in Eg3 and a 100% interest in each of PAR and PSF. Pursuant to the merger, PPSL received 229,728,550 newly issued Class B shares of Petrobras Energía, representing 22.8% of Petrobras Energía’s capital stock. As a result of the merger, Petrobras Energía Participaciones S.A.’s ownership interest in Petrobras Energía decreased from 98.21% to 75.82%.
In 2005, we agreed to acquire from Petrobras a 10% interest in the Tierra Negra Block in Colombia for U.S.$1.4 million. Our entrance into Colombia, in association with Petrobras, which already had major operations in that country, gives rise to new prospects for the development of our exploration and production business.
We have entered into several financing arrangements with subsidiaries of Petrobras. In September 2004, Petrobras Internacional Braspetro BV, a subsidiary of Petrobras, granted us a U.S.$50 million loan, with an interest rate of 7.5% per annum. The loan is repayable semiannually over 42 months and may be prepaid without penalties. In 2005, we entered into a U.S.$200 million loan facility with Petrobras Internacional Braspetro BV. This loan has a term of ten years and bears interest at an annual interest rate of 7.22%, plus taxes. The proceeds of this loan were used to prepay in part the Series K and M Notes. This loan can be prepaid at any time without a prepayment penalty. A significant portion of the debt repayments made during 2005 was financed with loans provided by Petrobras.

Petrobras Energía provided the funds to provisionally finance on account and on behalf of Petrobras the expansion of TGS’s pipeline transportation capacity by approximately 2.9 million cubic meters per day. TGS and the Argentine government, among others, agreed that Petrobras would be the project’s financing arranger and Petrobras would request that Banco Nacional de Desenvolvimento Económico e Social de Brasil (“BNDES”) – or any other institution to be appointed by Petrobras – grant and document a loan to finance works for an amount of at least U.S.$142 million or Petrobras would otherwise obtain the resources and/or contribute the funds, until the loan is disbursed. On February 25, 2005, Petrobras Energía’s Board of Directors approved entry into a loan agreement with Petrobras Internacional Braspetro BV, for an amount of up to U.S.$142 million at an annual 5.35% interest rate payable semiannually, free of tax withholdings, for a term of up to three years. On May 25, 2005, BNDES made the first disbursement, making the financing effective. Total disbursements made by Petrobras Internacional Braspetro BV to finance Petrobras Energía’s contributions on account and behalf of Petrobras, totaled U.S.$41.8 million. This loan was cancelled in July 2005.
The outstanding balances from transactions with related companies as of December 31, 2006 and 2005 are as follows:

	2006
	Current					Non-current
	Trade	Other	Accounts	Other		Other
Company	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	Loans
Petroquímica Cuyo S.A.	11	2	—	—	6	—	—	—
Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	138	—
Petrobras Bolivia Refinación S.A.	6	—	—	—	—	—	—	—
Transportadora de Gas delSur S.A.	10	12	9	—	—	—	—	—
Refinería del Norte S.A.	3	8	16	—	—	—	—	—
Petrobras International Finance Co.	57	—	—	—	—	—	—	—
Petróleo Brasileiro S.A. -Petrobras	4	5	33	11	—	3	—	—
Petrolera Entre Lomas S.A.	—	—	71	—	—	—	—	—
Propyme SGR	—	—	—	—	—	—	6	—
Petrobras Internacional — Braspetro B.V.	—	76	2	—	20	—	—	768
Other	1	14	5	16	—	2	3	—

Total	92	117	136	27	26	5	147	768

	2005
	Current						Non-current
		Trade	Other	Accounts	Other		Other
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	Receivables	Investment	Loans
Petroquímica Cuyo S.A.	—	8	4	—	—	6	—	—	—
Oleoductos de Crudos Pesados Ltd.	—	—	—	—	—	—	—	142	—
Transportadora de Gas del Sur S.A.		9	—	6	—	—	—	—	—
Refinería del None S.A.	—	17	5	40	—	—	—	—	—
Petrobras International Finance Co.	—	95	—	5	—	—	—	—	—
Petróleo Brasileiro S.A.- Petrobras	—	3	15	17	—	—	3	—	—
Petrolera Entre Lomas S.A.	2	—	—	69	—	—	—	—	—
Propyme SGR	—	—	—	—	—	—	—	6	—
Petrobras Internacional — Braspetro B.V.	—	—	25	—	—	20	—	—	758
Other	—	2	7	2	2	—	—	2	—

Total	2	134	56	139	2	26	3	150	758

The main transactions with affiliates for the fiscal years ended December 31, 2006, 2005 and 2004 are as follows:

	2006		2005		2004
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Oleoductos del Valle S.A.	23	—	15	—	20	—
Transportadora de Gas del Sur S.A.	40	34	30	—	35	—
Refineía del Norte S.A.	142	99	122	82	77	46
Petrobras International Finance Co.	101	1,428	118	977	121	488
Petroquímica Cuyo S.A.	—	33	—	—	—	—
Petrolera Entre Lomas S.A.	440	1	344	1	198	—
Petroleo Brasileiro S.A.	102	14	—	10	—	240
Petrobras Bolivia Refinación S.A.	—	33	3	34	36	36

Total	848	1,642	632	1,104	451	810

19.	Business segment and geographic consolidated information
Petrobras Participaciones’s business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. The Company determines operating segments based on differences in the nature of their operations, consistent with the measure of profit and the basis used by its management in making strategic decisions. Affiliated sales are not segregated because they are generally made at market prices. Management’s measure of segment profit does not include interest, income taxes and other non-operating income and expenses.
According to this, the identified business segments are as follows:
a)	The Oil and Gas Exploration and Production segment is composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b)
The Refining and Distribution segment includes the Company’s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network and the Company’s interests in Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A.

c)	Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brazil plants and interest in Petroquímica Cuyo S.A.

d)
Gas and Energy segment comprises operations in Marketing and Transportation of Gas and Electricity. The Marketing and Transportation of Gas operations includes the sale of gas and the liquefied petroleum gas brokerage and trading, and its interest in Transportadora de Gas del Sur S.A. The Electricity operations includes Company’s operations in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A. and Yacylec S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.
The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.
The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company’s management:

	2006
	Oil and Gas			Gas and Energy
	Exploration	Refining		Marketing and		Corporate
	and	and		Transportation		and
	Production	Distribution	Petrochemical	of Gas	Electricity	Eliminations	Total
Total Assets	9,752	2,549	1,710	2,832	2,292	1,322	20,457
Total Liabilities	2,966	811	590	2,191	720	4,609	11,887

	2005
	Oil and Gas			Gas and Energy
	Exploration	Refining		Marketing and		Corporate
	and	and		Transportation		and
	Production	Distribution	Petrochemical	of Gas	Electricity	Eliminations	Total
Total Assets	9,170	2,151	1,475	2,830	2,285	660	18,571
Total Liabilities	4,881	692	593	2,313	713	2,302	11,494

	2006
	Oil and Gas			Gas and Energy
	Exploration	Refining		Marketing and		Corporate
	and	and		Transportation		and
	Production	Distribution	Petrochemical	of Gas	Electricity	Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	2,653	4,262	2,447	1,202	1,181	—	11,745
Inter-segment	2,128	269	43	184	26	(2,650)	—

	4,781	4,531	2,490	1,386	1,207	(2,650)	11,745
Cost of sales	(2,119)	(4,715)	(2,183)	(1,050)	(863)	2,679	(8,251)

Gross profit	2,662	(184)	307	336	344	29	3,494

Administrative and selling expenses	(288)	(290)	(177)	(28)	(116)	(195)	(1,094)

Exploration expenses	(117)	—	—	—	—	—	(117)

Other operating (expenses) income, net	(78)	6	32	37	(36)	(96)	(135)

Operating income (loss)	2,179	(468)	162	345	192	(262)	2,148

Equity earnings of affiliates	89	114	15	—	1	—	219

Other (expenses) income	(860)	97	(49)	(252)	(46)	(193)	(1,303)

Net income (loss)	1,408	(257)	128	93	147	(455)	1,064

	2005
	Oil and Gas			Gas and Energy
	Exploration	Refining		Marketing and		Corporate
	and	and		Transportation		and
	Production	Distribution	Petrochemical	of Gas	Electricity	Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	2,935	3,572	2,140	1,009	999	—	10,655
Inter-segment	1,722	284	38	110	18	(2,172)	—

	4,657	3,856	2,178	1,119	1,017	(2,172)	10,655
Cost of sales	(2,022)	(3,749)	(1,801)	(849)	(757)	2,132	(7,046)

Gross profit	2,635	107	377	270	260	(40)	3,609

Administrative and selling expenses	(248)	(251)	(143)	(22)	(86)	(191)	(941)

Exploration expenses	(34)	—	—	—	—	—	(34)

Other operating (expenses) income, net	(314)	(5)	33	32	(4)	(71)	(329)

Operating income (loss)	2,039	(149)	267	280	170	(302)	2,305

Equity earnings of affiliates	15	101	7	127	31	—	281

Other (expenses) income	(1,551)	77	(87)	(235)	(78)	17	(1,857)

Net income (loss)	503	29	187	172	123	(285)	729

	2004
	Oil and Gas			Gas and Energy
	Exploration	Refining		Marketing and		Corporate
	and	and		Transportation		and
	Production	Distribution	Petrochemical	of Gas	Electricity	Eliminations	Total
Statement of income

Net sales
To third parties	2,080	3,085	1,857	930	811	—	8,763
Inter-segment	1,567	274	20	49	14	(1,924)	—

	3,647	3,359	1,877	979	825	(1,924)	8,763
Cost of sales	(1,737)	(3,102)	(1,503)	(711)	(628)	1,900	(5,781)

Gross profit	1,910	257	374	268	197	(24)	2,982

Administrative and selling expenses	(221)	(244)	(123)	(22)	(75)	(162)	(847)

Exploration expenses	(133)	—	—	—	—	—	(133)

Other operating (expenses) income, net	(286)	(3)	27	(1)	11	(72)	(324)

Operating income (loss)	1,270	10	278	245	133	(258)	1,678

Equity earnings of affiliates	33	57	16	35	(39)	—	102

Other (expenses) income	(1,046)	(12)	(66)	(213)	(50)	382	(1,005)

Net income	257	55	228	67	44	124	775

The following information shows total assets, net sales and operating income by geographic area.

	12/31/2006
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Total Assets	13,525	3,272	432	1,076	675	1,045	432	—	20,457
Net sales	8,751	312	207	902	1,215	652	14	(308)	11,745
Operating income (expenses)	1,130	186	45	446	54	287	1	(1)	2,148

	12/31/2005
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Total Assets	12,028	3,588	389	957	706	791	112	—	18,571
Net sales	7,378	1,175	136	705	972	449	12	(172)	10,655
Operating income (expenses)	1,157	639	18	385	48	66	(8)	—	2,305

	12/31/2004
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Net sales	6,429	811	108	458	774	211	11	(39)	8,763
Operating income (expenses)	1,157	325	3	221	104	(128)	(4)	—	1,678
20.	Controlling Group
Petróleo Brasileiro S.A. — PETROBRAS, through Petrobras Participaciones, S.L., a wholly-owned subsidiary, is the controlling shareholder. As of December 31, 2006 Petrobras Participaciones S.L. owns 58.6% of Petrobras Energía Participaciones’s capital stock.
Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.
21.	Summary of significant differences between accounting principles followed by the Company and US GAAP, and summary of new US GAAP accounting pronouncements not yet adopted.
The Company’s financial statements have been prepared in accordance with Argentina GAAP, which differ in certain respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements (which are the amounts included in the reconciliation from Argentine GAAP and US GAAP, in note 22), as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission. The main differences relates to the items described below.
A — Explanation of the main differences included in the reconciliation from Argentina GAAP to US GAAP, corresponding to Petrobras Energía Participaciones and its subsidiaries
1) Deferred charges
Under Argentine GAAP, costs such as organization and pre-operating expenses may be deferred and amortized over the resulting period of benefit, under certain circumstances.
For US GAAP purposes these amounts are expensed as incurred.

2) Debt refinancing costs
Under Argentine GAAP, unamortized deferred costs incurred with third parties related to debt issuance are charged to expense when such debt is restructured, while such costs related to the new debt are capitalized and amortized on a straight — line basis.
Under US GAAP, SFAS No. 15, SFAS No. 140 and related EITF issues require the Company to continue amortizing those costs related to the old debt, if the debt restructuring is not considered to be an “extinguishment”, as is the case of the debt restructuring of the Company, and charge the restructuring direct costs to expense.
3) Pension plan obligations
Recognition of pension plan obligations under Argentine and US GAAP is essentially the same, except for the following:
Until the end of financial year 2006, US GAAP required the recognition of an additional minimum liability if an unfunded accumulated benefit obligation existed and the liability already recognized as unfunded accrued pension cost was less than the unfunded benefit obligation. SFAS 87 stipulated that if an additional liability was recognized, an equal amount should have been recognized as an intangible asset, provided that the asset recognized didn’t exceed the amount of unrecognized prior service cost. As of December 31, 2005, this additional liability was reported as an Intangible asset and as other comprehensive income, taking into account the conditions mentioned above.
With the adoption of SFAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”, the recognition of a minimum pension liability is eliminated. Also under SFAS 158, which was adopted as of December 31, 2006, the funded status of defined-benefit pension plans is recognized as an asset (over-funded plans) or liability (under-funded plans) in the sponsor’s balance sheet with respective adjustments in accumulative other comprehensive income/loss, a separate component of the shareholders’ equity. Resulting from the adoption of SFAS 158, as of December 31, 2006, the amounts recorded as Intangible assets were reclassified to other comprehensive income.
Under AR GAAP, the recognition of the overfunded or underfunded status is not required.
4) Foreign currency translation
Under both Argentine GAAP and US GAAP, all foreign operations are remeasured into U.S. dollars, which is the functional currency of our foreign subsidiaries. Assets and liabilities, stated at current values are to be converted at the closing exchange rates, assets and liabilities measured at cost and revenues, expenses, gains and losses are to be converted at the historical exchange rates. Once the transactions are remeasured into U.S. dollars, assets and liabilities are translated into pesos at current rate, and revenues, expenses, gains and losses are translated at historical exchange rates.
The resulting remeasurement gain or loss is recognized currently in earnings in the “Financial income (expense) and holding gain (losses) account. The effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are disclosed, as in US GAAP, in shareholders’ equity (See “Changes in professional accounting standards” described in Note 2.f)).
The remaining exchange differences recognized in income differ from Argentine GAAP to US GAAP, as a result of differences in the book value of foreign subsidiaries´ net assets and resulting designated debt.

5) Discounting of certain receivables and liabilities
Under Argentine GAAP, certain receivables and liabilities which are valued on the basis of the best possible estimate of the amount to be collected and paid, are required to be discounted using an estimated rate at the time of the initial measurement.
Under US GAAP, receivables and liabilities arising from transactions with customers and suppliers in the normal course of business, which are done in customary trade terms not exceeding one year, are generally accounted for at their nominal value, including accrued interest, if applicable.
6) Guarantor’s accounting for guarantees
Under US GAAP, FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee.
Under Argentine GAAP the recognition of an initial liability is not required.
7) Accounting for inventories
Under Argentine GAAP, inventories must be accounted for at reproduction or replacement cost or, in other words, at the price we would pay at any given time to replace or reproduce such inventory, whereas under US GAAP, inventories are accounted for at the lower of cost or market.
8) Accounting for business combinations
a) Petrobras Energía share exchange offer
Petrobras Energía Participaciones acquired control of Petrobras Energía on January 25, 2000 as a result of the consummation of an exchange offer pursuant to which Petrobras Energía Participaciones issued 1,504,197,988 Class B shares, with one vote per share, in exchange for 69.29% of Petrobras Energía ‘s outstanding capital stock, thereby increasing its ownership interest in Petrobras Energía to 98.21%.
Under Argentine GAAP, the accounting practice enforced in 2000 fiscal year for non-monetary exchange of shares was to recognize net assets at book value. Accordingly, issued shares of Petrobras Energía Participaciones were subscribed and accounted for at the book value of Petrobras Energía shares exchanged. Under US GAAP, the 2000 exchange offer was accounted for under the purchase method. The purchase price of 6,766, calculated based upon the market price of Petrobras Energía common stock, has been allocated to the identifiable assets acquired and liabilities assumed based upon their fair value as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired has been reflected as goodwill. Therefore, the US GAAP reconciliation of shareholders’ equity reflects the additional purchase price of Petrobras Energía capital stock, and the reconciliation of net income reflects the incremental depreciation, depletion, amortization, effective interest rate of liabilities, and when applicable, the relevant impairment charges, and the related effects on the deferred income tax, as a result of the purchase price allocation mentioned above.

As of December 31, 2006 and 2005 the residual value of the purchased price allocated is as follows: (in million of pesos — note 2.c)

Purchase Price Allocation	2006	2005
Property plant and equipment	194	229
Equity in affiliattes	7	45
Goodwill (1)	112	155
Liabilities	—	1
Deferred income taxes	(70)	(97)

Residual value at year end	243	333

(1)
Correspond 101 to Petrochemical business segment and 11 to the refining business segment as of December 31, 2006, and 113 to Petrochemical business segment 9 to Gas and Energy business segment, 11 to the refining business segment and 22 to Oil and Exploration and Production business segment as of December 31, 2005.

Beginning 2003 fiscal year, new Argentine GAAP pursuant to CNV Resolution N° 434 adopted the purchase method or the pooling of interests method, depending on the circumstances. However, such new standards were not applied on a retroactive basis.
b) Purchase price allocation of Eg3 S.A. and Petrolera Santa Fé S.R.L.
As a result of the merger between Petrobras Energía, Petrolera Santa Fé S.R.L, Eg3 S.A. and Petrobras Argentina S.A. described in Note 9.I), the reconciliation to US GAAP includes net adjustments of 98 and 48 to Property, plant and equipment as of December 31, 2006 and 2005, respectively, that corresponds to the purchase price allocation derived from the excess of the acquisition price over the book values (allocated values) that were originally recorded in EG3 S.A. and Petrolera Santa Fé S.A. as push down accountings when such companies were acquired by Petrobras, our controlling shareholder, in 2001 and 2002.
Under Argentina GAAP, push down accounting (as the term is defined under US GAAP) is not required.
9) Impairment of goodwill, property, plant and equipment, and equity in affiliates
a)
As described above in 8.a), the purchase price of Petrobras Energía has been allocated under US GAAP (but not under Argentine GAAP) to the identifiable assets acquired and liabilities assumed, based upon their fair values as of acquisition date, being the excess reflected as goodwill.

Impairment of goodwill, property, plant and equipment recorded under US GAAP in the year ended December 31, 2006:

The company performs the impairment test of the goodwill, following the method established under SFAS 142. In 2006, under US GAAP, the Company recorded an impairment charge of 70 (before the effect of income taxes) to write off the allocated purchase price of goodwill, and equity in affiliates (43 and 27, respectively) originated in the business combination described in 8.a) above.
The impairment of goodwill in the Condensed Financial Information in note 23 was allocated to the Other Operating Income Caption.

Impairment of property, plant and equipment recorded under US GAAP in the year ended December 31, 2005:

As described in Note 6 — Operations in Venezuela, in the year ended December 31, 2005, under Argentine GAAP, the Company recorded an impairment charge in order to adjust the book value of its Venezuelan assets to their recoverable value related to Property, Plant and Equipment. Under US GAAP, in 2005, an additional impairment charge for 975 was recorded, to write off the purchased price allocated, originated in the business combination described in 8.a) above.

b)
Under US GAAP, once an impairment loss is allocated to the carrying value of the long-lived assets, the reduced carrying amount represents the new cost basis of the long-lived assets. As a result, SFAS 144 prohibits entities from reversing the impairment loss should facts and circumstances change in the future. Under Argentine GAAP, impairment charges can be reversed in future years due to changes in the above-mentioned facts and circumstances. As of December 31, 2005, Petrobras Energía recorded a 44 gain related to an impairment reversal of gas areas in Argentina (See Note “Recoverability of investments in Argentine oil and gas areas”). In the reconciliation to US GAAP included in Note 22, such gain was reversed. In 2006, the reconciliation includes a gain of 6 correspond to the reversal of the related higher depreciation.

c)	Method of calculation of impairment related to property, plant and equipment

Following the changes in professional accounting standards under Argentine GAAP described in Note 2.f, the book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the recoverable value in use. From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets.

Under US GAAP the book value of a long-lived asset is adjusted to its fair value if its carrying amount exceeds the undiscounted value in use.

Under Argentine GAAP, following this guidance, as of December 31, 2006, 2005 and 2004, Petrobras Energía S.A. carried a valuation allowance of 165, 190 (which include an addition to the allowance of 132) and 70. In the reconciliation to US GAAP these charges were reversed since under US GAAP, the carrying amount exceeded the undiscounted cash flow.

The related effect on the depreciation of property, plant and equipment, in the reconciliation to US GAAP totaled 25, 12 and 10 for the years 2006, 2005 and 2004.

Prior to the changes to Argentine GAAP referred to in note 2.f, there were no substantial differences between Argentine GAAP and US GAAP in the calculation of impairment of property, plant and equipment, except for the reversal of the impairment charges discussed in 9) above.

10) Income taxes
Represents the effect of deferred income tax over each US GAAP adjustments.
11) Proportional consolidation
Under Argentine GAAP, an investor is required to proportionally consolidate line by line its financial statements with the financial statements of the companies in which it exercises joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, share the power to define and establish a company’s operating and financial policies on the basis of written agreements. In the consolidation of companies over which an investor exercises joint control, the amount of the investment in the company under joint control and the interest in its income (loss) and cash flows are replaced by the investor’s proportional interest in the company’s assets, liabilities, income (loss) and cash flows. Under Argentine GAAP, our participations in Distrilec and CIESA qualify for proportionate consolidation.
Under US GAAP, participation in companies over which the investor exercises joint control is accounted for by the equity method and no proportional consolidation is allowed. However, pursuant to the SEC’s rules, differences in classification or display that result from using proportionate consolidation in the reconciliation to US GAAP, may be omitted if certain requirements are met. Such requirements are met by Distrilec but not by CIESA. As a result such differences corresponding to proportional consolidation of Distrilec are not presented (see US GAAP Summarized Consolidated Data in Note 22). The proportional consolidation of CIESA for fiscal years 2006, 2005 and 2004 under Argentina GAAP has been reversed for purposes of the US GAAP reconciliation and in the additional disclosures included in Note 22.

12) Minority Interest
An adjustment to record the portion of all US GAAP adjustments attributable to minority interests in consolidated subsidiaries have been recorded.
B — Explanation of the main differences included in the reconciliation from Argentina GAAP to US GAAP, applicable to our equity in affiliates
1) Capitalization of exchange differences
Under Argentine GAAP, during the period January 2002 to July 2003, exchange differences resulting from the peso devaluation on liabilities denominated in foreign currencies, which were directly related to the acquisition, construction or production of property, plant and equipment, intangibles and long-term investments in other companies incorporated in Argentina, were allowed to be capitalized at the cost values of such assets, subject to a number of conditions.
As of December 31, 2006 and 2005, the Company records capitalized foreign exchange differences losses its affiliates Citelec and CIESA.
Under US GAAP, foreign currency exchange gains or losses are recognized currently in income.
2) Troubled debt restructuring of TGS and Transener.
On December 15, 2004 and on June 30, 2005, TGS and Transener respectively concluded their debt restructuring process.
Under Argentine GAAP, Transener and TGS concluded that their respective debt restructuring constituted an exchange of debt instruments with substantially different terms, which must be treated as an extinguishment of the original debt instrument, with a gain or loss recognized on the de-recognition of that instrument. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments, or a modification of a debt instrument, between a debtor and a creditor is deemed to have been accomplished with debt instruments that are substantially different if the discounted present value of the cash flows under the terms of the new debt instrument varies by at least 10 percent from the discounted present value of the remaining cash flows under the terms of the original instrument. In this case the new debt instrument should be initially recorded at fair value, and that amount should be used to determine the gain or loss to be recognized on the extinguishment of the original debt instrument. Fair value should equal the present value of the future cash flows to be paid under the terms of the new debt instrument, discounted at a rate commensurate with the risks of the debt instrument and the time value of money.
Under US GAAP, Transener and TGS are required to perform an analysis under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and EITF 02-04, “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the debt restructurings constituted troubled debt restructurings involving a cash payment and a modification of terms. Transener and TGS concluded that the debt restructurings in fact constituted troubled debt restructurings pursuant to the conditions defined in EITF 02-04, as Transener and TGS were undergoing financial difficulties and creditors had made concessions to both entities. The concessions involved primarily the forgiveness of principal amounts and defaulted interest.
SFAS 15 requires an assessment of the total future cash payments specified by the new terms of the debt, including principal, interest and contingent payments. A debtor shall reduce the carrying amount of the payable by the total fair value of the assets or equity transferred and no gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the undiscounted total future cash payments specified by the new terms, considered on a payable by payable basis. The differences between the fair value and the carrying amount of any assets or equity transferred is recognized as gain or loss. SFAS 15 also requires that the restructuring of each payable, including those negotiated and restructured jointly, be accounted for individually. The carrying value of these loans will be reduced as payments are made. Interest expense is computed on the basis of the discount rate that equates the present value of the future cash payments specified by the new debt with the remaining carrying amount of the original loans.

Under Argentine GAAP, we recorded a net gain of 27 in 2004 on the debt restructuring of TGS. This number reflects a 48 financial gain, net of 21 corresponding to the minority interest of Petrobras Energía in TGS.
Under US GAAP, TGS reconciliation adjustment to our shareholders’ equity as of December 31, 2005 included a loss of 42 which represents the effect of the reversal of the 48 gain on restructuring recorded under Argentine GAAP in 2004, which was reduced in 2005 by 6 due to the lower interest expense recorded under US GAAP. These amounts are presented before the effect of minority interests.
With respect to Transener, our Argentine GAAP financial statements include a 165 gain on its debt restructuring in 2005, which was significantly offset by a 145 valuation allowance to adjust the carrying amount of our equity in Compañía Inversora en Transmisión Citelec S.A. (“Citelec”), which controls Transener, to its recoverable value. The debt restructuring gain of Transener is comprised of: (i) a gain for the forgiveness of principal, compensatory and punitive interest of 266 ; (ii) a loss as a result of the write-off of capitalized debt issuance costs of 1 ; (iii) a gain on restructuring of 48 as a result of accounting for the issuance of debt at its fair value instead of at its face value; and (iv) a loss of 148 corresponding to the minority interest of Petrobras Energía in Transener.
With respect to Transener, the US GAAP reconciliation adjustment to our shareholders’ equity as of December 31, 2005 amounted to 262 . This amount is the net effect of: (i) the reversal of the 266 gain due to the forgiveness of principal and defaulted interest recorded under Argentine GAAP as of June 30, 2005; (ii) the reversal of the 48 gain recorded under Argentine GAAP due to the valuation of debt at fair value as of June 30, 2005; (iii) a 69 gain recognized under US GAAP as of June 30, 2005 because carrying amounts exceeded future payments in respect of some specific payables; (iv) a 7 loss recorded under US GAAP as of June 30, 2005 due to the effect of the lower market value of new shares issued to cancel debt; and (v) a loss of 10 for the effect of lower interest expense recorded under US GAAP and foreign exchange loss results from June 30, 2005 to December 31, 2005. These amounts are presented before the effect of minority interests.
3) Depreciation of property, plant and equipment
Under Argentine GAAP, depreciation of certain non-oil and gas fixed assets is accounted for by the Company by applying rates established for technical revaluation, which are based on engineering formulas.
Under US GAAP depreciation of such assets is calculated primarily using the straight-line method over the useful lives of the assets.
4) Minority Interest
An adjustment to record the portion of all US GAAP adjustments attributable to minority interests in consolidated subsidiaries of our equity in affiliates have been recorded.
C — Presentation
1) Classification of impairment losses
Under Argentine GAAP, impairment losses for property, plant and equipment, if any, are generally presented in the income statement as non-operating expenses.
US GAAP requires such losses to be presented as operating expenses. Therefore, impairment losses recognized under Argentine GAAP and additional impairment losses recognized under US GAAP, are included in the Operating income (loss) subtotal of the US GAAP Consolidated income data presented in Note 22.

2) Balance sheet classification differences related to deferred income tax assets (liabilities)
Under Argentine GAAP, and in accordance with the provisions contained in RT No. 9, net deferred tax assets (liabilities) are to be classified as non-current assets (liabilities).
Under US GAAP, the Company applied the provisions contained in SFAS No. 109, “Accounting for income taxes”. Such statement states that in a classified statement of financial position, an enterprise should separate deferred tax liabilities and assets into a current amount and a non-current amount. To such extent, deferred tax liabilities and assets should be classified as current or non-current based on the classification of the related asset or liability for financial reporting. In addition, a deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, shall be classified according to the expected reversal date of the temporary difference.
3) Accounting for Purchases and Sales of Inventory with the Same Counterparty
Under Argentine GAAP, purchases and sales of inventory with the same counterpart that are entered into in contemplation of one another are not required to be combined for reporting purposes.
Under US GAAP, EITF No. 04-13 states that purchases and sales of inventory with the same counterpart that are entered into in contemplation of one another should be combined and recorded as exchanges measured at the book value of the item sold. As a result of the application of this pronouncement, our sales of products and services, and cost of sales were be reduced by 38 with no impact on net income for the year ended December 31, 2006.
D — Other
1) Restatements of financial statements for general price-level changes
The reconciliation to US GAAP does not include an elimination of the adjustments to the consolidated financial statements to account for the effects of inflation required under Argentine GAAP (see note 2.c), as permitted by Regulation S-X of the SEC.
E — New accounting standards and developments under US GAAP not yet adopted
Accounting for Uncertainty in Income Taxes — FIN 48
“Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” was issued in 2006 and became effective January 1, 2007 for the Company. FIN 48 defines the criteria an individual tax position must meet for any part of the benefit of that position to be recognized in the financial statements. FIN 48 also provides guidance, among other things, on the measurement of the income tax benefit associated with uncertain tax positions, de-recognition, classification, interest and penalties and financial statement disclosures. The Company is currently evaluating the potential effects of adopting FIN 48.
Accounting for Certain Hybrid Financial Instruments — SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 will not have any material impact on the Company’s consolidated financial statements.

Fair Value Measurements — SFAS 157
         In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements for fair value measurements. SFAS No. 157 does not require new fair value measurements. Rather, its provisions will apply when fair value measurements are performed under other accounting pronouncements. SFAS No. 157 is effective for the Company in the first quarter of 2008. The Company is currently evaluating the effects of adoption on its financial statements.
The Fair Value Option for Financial Assets and Financial Liabilities — SFAS 159”
In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period in the income statement. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of the fair value option but it is not expected to have a significant effect on reported financial position or statements of income.
F) Recently adopted accounting pronouncements
FASB Statement 158 — “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”)
In September 2006, the FASB issued SFAS 158, which became effective for the Company on December 31, 2006. See Notes 21.A.3 and 23.e)

22.	Reconciliation of net income and shareholders’ equity to US GAAP
As it is explained in Note 2, on August 10, 2005, the Board of the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards, effective for fiscal years beginning as from January 1, 2006. Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which are effective for fiscal years beginning as from January 1, 2006.
These changes affected the income statement and the shareholders’ equity under Argentine GAAP for the years ended December 31, 2005 and 2004, and consequently, they impact the reconciliation note to US GAAP, both in shareholders’ equity and in the income statement. The figures herein presented have been restated in order to give effect to the above mentioned changes. Net income and Shareholders’ equity under US GAAP for both 2005 and 2004 remain unchanged.
The following is a summary of the significant adjustments to net income for the years ended December 31, 2006, 2005 and 2004, and the shareholders’ equity as of December 31, 2006 and 2005, which would be required if US GAAP had been applied instead of Argentine GAAP in the Company’s financial statements.
Reconciliation of net income to US GAAP

	2006	2005	2004
Net income under Argentine GAAP	1,064	729	775

US GAAP adjustments:

Foreign currency translation adjustment (Note 21.A.4)	7	(13)	22
Amortization of deferred charges (Note 21.A.1)	7	9	8
Debt refinancing costs (Note 21.A.2)	3	14	18
Business Combination (Note 21.A.8)	(14)	(167)	(136)
Impairment (Note 21.A.9)	(19)	(12)	(10)
Other	(4)	(21)	(10)
Impairment of property plant & equipment (Note 21.A.9)	—	(887)	—
Fair value of liabilities (Note 21.A.8.a)	(1)	(49)	(36)
Impairment of goodwill (Note 21. A.S. a and Note 21.A.9.a)	(43)	—	—
Discounted value of assets and liabilities (Note 21.A.5)	2	21	9
Minority interest (Note 21.A.12)	27	236	13
Inventories (Note 21.A.7)	10	(36)	1
Deferred income taxes (Note 21.A.10)	71	339	121
US GAAP adjustments applicable to equity in earnings of affiliates
Deferred income taxes	(2)	89	12
Depreciation of property plant and equipment (Note 21.B.3)	(13)	(13)	(10)
Capitalized exchange losses (Note 21.B.1)	1	13	2
Impairment of Property Plant & Equipment (Note 21.A.9.a)	(27)	—	—
Minority interest (Note 21.B.4)	(1)	146	(15)
Reversal of equity in earnings of CIESA and Citelec (i) (Note 21.A.11)	(100)	(222)	15
Debt restructuring (Note 21.B.2)	11	(256)	(48)
Other	(7)	3	27

Total US GAAP adjustments	(92)	(806)	(13)

Net income (loss) under US GAAP	972	(77)	760

i)
This adjustment reverses the equity in earnings accounted for under Argentine GAAP and complements the effects of other US GAAP adjustments recognized in items listed above respect to CIESA (2006, 2005 and 2004) and CITELEC (2006 and 2005). As of December 31, 2006, 2005 and 2004, CIESA presented a deficit in shareholders equity under US GAAP, and therefore it was valued at zero. CITELEC, in turn, had negative shareholders equity, as of December 31, 2004, and was valued at zero. As of December 31, 2006 and 2005, CITELEC was valued at 28 under US GAAP, which represents its book value as of the date when it was classified as held for sale.

Earnings per share

	2006	2005	2004
Basic / Diluted net income (loss) per share under US GAAP	0.458	(0.036)	0.356

Basic / Diluted net income (loss) per share under Argentine GAAP
Class B	0.501	0.343	0.365
Number of shares -in millions (1)	2,132	2,132	2,132

(1)	Earnings per share are calculated based on the weighted average number of shares outstanding during the year.
Consolidated statement of comprehensive income and Accumulated Comprehensive Income

	2006	2005	2004
Net income (loss) under US GAAP	972	(77)	760
Foreign currency translation adjustment (Note 21.A.4)
Net change during period	17	38	3
Deferred Pension Plan Obligations (Note 21.A.3)
(Increase) decrease in additional minimum liability, net of tax	(6)	(16)	(10)
Deferred hedge gains and losses, net of tax:
Reclassification to net income	—	2	16
Deferred hedge (loss) gains	—	—	(6)

Total Comprehensive Income (Loss)	983	(53)	763

Accumulated Other Comprehensive Income (Loss):
Amounts not recognized as net periodic pension costs, net of tax (Note 21.A.3)	(32)	(26)	(10)
Foreign currency translation adjustment (Note 21.A.4)	10	(7)	(45)
Deferred hedge gains and losses, net of tax	—	—	(2)
Adjustment to initially apply SFAS 158, net of tax (Note 21.A.3)	(21)	—	—

Total Accumulated Other Comprehensive Loss	(43)	(33)	(57)

Reconciliation of shareholders’ equity to US GAAP

	2006	2005
Shareholders’ equity under Argentine GAAP	6220	5,155

US GAAP adjustments:

Deferred charges (Note 21.A.1)	(5)	(12)
Debt refinancing costs (Note 21.A.2)	(6)	(9)
Pension plan obligations (Note 21.A.3)	(93)	(40)
Foreign currency translation adjustment (Note 21.A.4)	(63)	(78)
Property plant and equipment
Business Combination (Note 21.A.8)	293	293
Impairment (Note 21.A.9)	127	146
Other	7	12
Goodwill (Note 21.A.8.a and Note 21.A.9.a)	112	155
Fair value of liabilities (Note 21.A.8.a)	—	1
Discounted value of assets and liabilities (Note 21.A.5)	50	47
Inventories (Note 21.A.7)	(33)	(43)
Guarantees (Note 21.A.6)	(9)	(9)
Minority interest (Note 21.A.12)	30	—
Deferred income taxes (Note 21.A.10)	(110)	(200)
US GAAP adjustments applicable to equity in affiliates
Deferred income taxes	121	124
Property plant and equipment (Note 21.B.3 and Note 21.A.9.a)	(168)	(128)
Capitalized exchange losses (Note 21.B.1)	(33)	(33)
Minority interest (Note 21.B.4)	144	145
Reversal of equity in affiliates of CIESA and Citelec (a) (Note 21.A.11)	(50)	50
Debt restructuring (Note 21.B.2)	(293)	(304)
Other	(46)	(39)

Total US GAAP adjustments	(25)	78

Shareholders’ equity under US GAAP	6,195	5,233

a)
This amount corresponds to the adjustment to reverse equity in earnings accounted for under Argentine GAAP and the effects of other US GAAP adjustments recognized in items listed above respect to CIESA (2006, 2005 and 2004) and CITELEC (2004). As of December 31, 2006, 2005 and 2004, CIESA had negative shareholders equity under US GAAP, and was valued at zero. CITELEC, in turn, had negative shareholders equity as of December 31, 2004, and was valued at zero. As of December 31, 2006 and 2005, CITELEC was valued at 28, which represents its book value as of the date when it was classified as held for sale.

Description of changes in shareholders’ equity under US GAAP

	2006	2005	2004
Shareholders’ equity under US GAAP as of beginning of the year	5,233	5,286	4,523

Other comprehensive income	11	24	3
Net (loss) income under US GAAP	972	(77)	760
Adjustment to initially apply SFAS 158	(21)	—	—

Shareholders’ equity’ under US GAAP as of the end of the year	6,195	5,233	5,286

US GAAP summarized consolidated data
The consolidated income data and the consolidated cash flows for the years ended December 31, 2006, 2005 and 2004, and the consolidated balance sheet as of December 31, 2006 and 2005, presented below have been adjusted to reflect the differences between US GAAP and Argentine GAAP discussed above, giving effect to differences in measurement methods and disclosures as previously discussed.

	Year ended December 31,
	2006	2005	2004
US GAAP consolidated income and loss data

Sales	11,303	10,287	8,351
Less — taxes on sales and services	(218)	(158)	(119)

Net sales	11,085	10,129	8,232
Cost of sales	(7,902)	(6,874)	(5,588)

Gross profit	3,183	3,255	2,644
Administrative and selling expenses	(1,071)	(923)	(830)
Exploration expenses	(117)	(34)	(133)
Other operating income (expense), net	(61)	(1,685)	(333)

Operating income	1,934	613	1,348
Equity in earnings of affiliates	151	57	110
Financial income (expense) and holding gains (losses)	(406)	(906)	(1,161)
Other income, net	—	—	—

Income (loss) before income taxes and minority interest	1,679	(236)	297
Income tax (expenses) benefit	(398)	126	424
Minority interest in subsidiaries	(309)	33	39

Net income (loss) for the year	972	(77)	760

	Year ended December 31,
	2006	2005
US GAAP condensed consolidated balance sheet data

Current assets	4,641	3,592

Investments	3,521	1,004
Property, plant and equipment	9,159	10,955
Other non current assets	696	607

Total non current assets	13,376	12,566

Total assets	18,017	16,158

Short-term debt (a)	2,179	1,358
Other liabilities	2,343	1,993

Total current liabilities	4,522	3,351

Long-term debt	3,729	4,475
Other non current liabilities	1,679	1,517

Total non current liabilities	5,408	5,992

Total liabilities	9,930	9,343

Minority interest in subsidiaries	1,892	1,582
Shareholders’ equity	6,195	5,233

	18,017	16,158

a)	The weighted average annual interest rates for outstanding short-term borrowings were 4.62% and 3.37% at December 31, 2006 and 2005, respectively.

	Year ended December 31,
	2006	2005	2004
US GAAP condensed consolidated cash flow data

Net cash provided by operations	2,551	1,699	1,570
Net cash used in investing activities	(1,958)	(1,598)	(1,150)
Net cash used in financing activities	(15)	(476)	(270)

(Decrease) Increase in cash	578	(375)	150
Effect of the exchange rate on cash	—	9	(6)
Cash and cash equivalent at the beginning	533	899	755

Cash and cash equivalent at the end under US GAAP	1,111	533	899

23.	Additional financial statements disclosures required by US GAAP and the SEC
a) Income taxes
The tax effect of the significant differences between the book value under US GAAP and the tax value of the Company’s assets and liabilities and tax loss carryfowards are as follows:

	2006	2005
Deferred tax assets
Tax loss carryforwards	1,123	1,328
Other tax losses	—	71
Property, plant and equipment	53	263
Reserve for contingencies	90	74
Non-current investments	150	209
Pension plan obligations	44	18
Derivatives	—	6
Receivables	—	9
Other deferred tax assets, not significant individually	54	60

Total gross deferred tax assets	1,514	2,038

Less-Valuation allowance	(1,194)	(1,386)

Total net deferred tax assets	320	652

Deferred tax liabilities

Revenue recognition	—	(34)
Prepaid expenses	(6)	(14)
Property, plant and equipment	(985)	(1,150)
Non-current investments	(248)	(265)
Other deferred tax liabilities, not significant individually	(1)	(27)

Total gross deferred tax liabilities	(1,240)	(1,490)

Net deferred tax liabilities	(920)	(838)

The reconciliation of tax provision at the statutory rate to the tax provision for the years ended December 31, 2006, 2005 and 2004, computed in accordance with US GAAP, is as follows:

	2006	2005	2004
Income before income tax and minority interest in subsidiaries	1,679	(236)	297

Statutory tax rate	35%	35%	35%

Statutory tax rate applied to pre-tax income (loss)	588	(83)	104

Equity in earnings and dividends from affiliates	(185)	(227)	(238)
Remeasurement and foreign earnings	29	(2)	(67)
Change in valuation allowances	(81)	147	(253)
Impairment, amortization and other decreases of goodwill	15	—	—
Tax adjustments and other, net	32	39	30

Tax expense (benefit)	398	(126)	(424)

The Company’s provision for income taxes under US GAAP was comprised of the following:

	2006	2005	2004
Current

Argentina	6	15	—
Foreign	290	129	64

	296	144	64

Deferred

Argentina	109	(444)	(432)
Foreign	(7)	174	(56)

	102	(270)	(488)

Total tax expense (benefit)	398	(126)	(424)

As of December 31, 2006, the Tax loss carryforwards amounting to 3,556 may be used to the dates indicated below:

2007	3,493
2010	63

3,556

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

The estimated fair values of financial instruments are as follows, except for those financial instruments noted above for which the carrying values approximate fair values:

	2006		2005
	Carrying		Carrying
	amount		amount
	under	Fair	under	Fair
	US GAAP	Value	US GAAP	Value
Financial liabilities:

Long-term debt	3,729	3,877	4,475	4,605
c) Summarized financial information of unconsolidated affiliates
The following table provides summarized financial information on a 100% basis, for the main affiliates accounted for by the equity method, combined per business unit, under Argentine GAAP.
Each business unit includes the following companies as of December 31, 2006, 2005 and 2004.
- Oil and Gas Exploration and Production: Petrolera Entre Lomas S.A., Inversora Mata S.A., Coroil S.A., Petroritupano S.A. (1) , Petrowayú S.A. (1) , Petrovenbras S.A. (1) and Petrokariña S.A. (1) ,., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.
- Refining and Distribution: Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A.
- Petrochemical: Petroquímica Cuyo S.A.
- Gas and Energy: a) Marketing and Transportation of Gas: TGS S.A. (for 2004), and
b) Electricity: Citelec S.A., Yacylec S.A. and Uruguaí—S.A.
(1) These companies were added in 2006.

	2006
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration	Refining and		Transportation
	and Production	Distribution	Petrochemical	of Gas	Electricity
Current Assets	2,812	1,374	172	—	205
Non Current Assets	6,587	606	132	—	1,966
Current Liabilities	1,945	1,074	111	—	180
Non Current Liabilities	3,712	153	49	—	1,141
Shareholders’ Equity	3,742	753	143	—	850
Minority interest	—	—	—	—	410
Sales	3,308	4,229	470	—	501
Gross profit	1,582	605	80	—	168
Net income	377	272	35	—	34

	2005
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration	Refining and		Transportation
	and Production	Distribution	Petrochemical	of Gas	Electricity
Current Assets	598	1,144	136	—	177
Non Current Assets	4,687	653	105	—	2,049
Current Liabilities	369	948	90	—	139
Non Current Liabilities	3,794	166	46	—	1,220
Shareholders’ Equity	1,121	684	104	—	474
Minority interest	—	—	—	—	392
Sales	1,384	2,931	337	—	431
Gross profit	784	491	64	—	126
Net income	168	278	19	—	407

	2004
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration	Refining and		Transportation
	and Production	Distribution	Petrochemical	of Gas	Electricity
Sales	1,247	2,425	293	994	356
Gross profit	695	388	91	528	89
Net income (loss)	149	184	33	189	(20)
d) Summarized financial information of proportionally consolidated jointly controlled companies
The following table provides summarized financial information on a proportional basis, for jointly controlled companies, which are proportionally consolidated under Argentine GAAP:

	2006			2005			2004
	CIESA (a)	Distrilec	Total	CIESA (a)	Distrilec	Total	CIESA (a)	Distrilec	Total
Current Assets	366	183	549	361	175	536
Non Current Assets	2,278	1,342	3,620	2,354	1,375	3,729
Current Liabilities	620	256	876	556	260	816
Non Current Liabilities	1,384	419	1,803	1,623	396	2,019
Shareholders Equity	211	509	720	197	546	743
Minority Interest	429	341	770	339	348	687

Sales	632	695	1,327	513	651	1,164	472	535	1,007
Gross Profit	312	101	413	243	97	340	253	86	339
Net Income (loss)	71	(37)	34	42	(8)	34	23	—	23

Cash provided by (used in):
Operating activities	326	45	371	299	73	372
Investing activities	(64)	(70)	(134)	(84)	(54)	(138)
Financing activities	(280)	33	(247)	(126)	(13)	(139)

(a)	For US GAAP reporting purposes, CIESA was not proportionally consolidated, as explained in Note 21 A.11).
e) Pension plan:
Defined contribution plan:
During 2006, 2005 and 2004 fiscal years, no contributions were made under this plan (see Note 15.a).
Defined benefit plan:
The goals with respect to asset investment are (1) the preservation of capital in U.S. Dollars, (2) the maintenance of high levels of liquidity and (3) the attainment of the highest yields possible on a 30-day basis.

Information for the Company’s defined benefit plans are as follows (see note 15.b):

	2006	2005	2004
Change in Proyected Benefit Obligation
Proyected Benefit Obligation at beginning	99	68	51
Service cost	2	1	1
Interest cost	16	6	4
Actuarial loss	15	26	17
Benefits paid	(7)	(7)	(4)
Curtailment or conclusion effect	—	—	(1)
Unrecognized prior service cost	36	5	—

Projected Benefit Obligation at the end of the year (1)	161	99	68

Accumulated benefit Obligation at end of year	161	99	68

Change in plan assets

Fair value of plan assets at beginning	40	45	47
Return on plan assets	2	2	2
Benefits paid	(7)	(7)	(4)

Fair value of plan assets at the end of the year (2)	35	40	45

Status of the plans
Funded (unfunded) status at year end	(126)	(59)	(23)

(1)	As of December 31, 2006 and 2005, the Projected Benefit Obligation is comprised of 118 and 94 corresponding to the Compensatory Fund, and 43 and 5 corresponding to the indemnity plan, respectively.
(2)	Both for December 31,2006 and 2005 all assets contributed correspond to the Compensatory Fund (note 15)

	2006	2005	2004
Amounts recorded in the consolidated balance sheet consisists of:
Total liabilities	(126)	(59)	(23)
Intangible Assets	—	5	—

Cumulative amounts recorded in “Accumulated other comprehensive income” consists of:
Unrecognised prior service cost	40	—	—
Unrecognized actuarial loss	53	41	15

Total recored in “Accumulated other comprehensive income “at year end, before tax	93	41	15

	2006	2005
Reconciliation of amounts recognized in “Accumulated other comprehensive income”
Amounts recorded before tax at beginning of year:	41	16
Reclasification of Intangible assets due to SFAS 158	40	—
Change in unrecognized actuarial loss	14	25
Amortization of actuarial loss recognized in net periodic benefit cost
Amounts recorded before tax at end of year:	(2)	—

	93	41

	2006	2005	2004
Components of net periodic pension benefit cost
Service cost	2	1	1
Interest cost	16	6	4
Return on plan assets	(2)	(2)	(2)
Amortization of actuarial gain and losses and unrecognized prior service cost	2	—	(1)

Net periodic benefit cost	18	5	2

Weighted-average assumptions
Discount rate	4%	4%	4%
Rate of return on plan assets	6%	4%	4%
Rate of compesation increase	2%	2%	2%

The compulsory discount rate of 4% was established by the National Insurance Control Entity (Superintendencia de Seguros de la Nación), which is based on the historical analysis of fixed income investments.
As of December 31, 2006 and 2005, pension plan assets were investments in mutual funds. As of the date of the issuance of these financial statements, the Board of Directors did not approve contributions to its pension plan fund in 2007.
Benefit obligations for the period 2007-2016 are expected to be paid as follows:

Pension
Benefits
2007	10
2008	11
2009	11
2010	10
2011	11
2012-2016	60
Adoption of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”
Effective December 31, 2006 for US GAAP reporting purposes, the Company implemented FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (FAS 158), which requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income, a separate component of the shareholders’ equity.
In 2006, the amounts recorded in other comprehensive income for net actuarial losses and prior service costs are required by FAS 158.
For 2005, FASB Statement No. 87, “Employers’ Accounting for Pensions,” required an employer to recognize a liability in its statement of financial position that was at least equal to the unfunded accumulated benefit obligation for defined benefit pension plans.
The following table presents the effect of adopting SFAS No. 158 on the Company’s December 31, 2006 consolidated balance sheet:

	Balances prior to
	SFAS No. 158		Balances after
Adoption	Adoption	Adjustments	SFAS No. 158
Intangible assets	40	(40)	—

Accumulated other comprehensive loss (income)	53	40	93

Liabilities	125	—	125

Deferred tax assets	30	14	44

As of December 31, 2006, components of accumulated other comprehensive income (loss) associated with the pension plans and the related amounts expected to be amortized to net periodic benefit cost in 2007 are as follows.
Accumulated other comprehensive income (loss), before income taxes

Pension Benefits
Prior service cost	40

Net actuarial loss	53
Amounts expected to be recognized in 2007 net periodic benefit cost

Pension Benefits
Prior service cost	2

Net actuarial loss	3
f) Business segment consolidated information
The following information shows additional disclosures under Argentine GAAP about the Company’s business segments as defined by its management.

	2006
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration and	Refining and		Transportation of		Corporate and
	Production	Distribution	Petrochemical	Gas	Electricity	Eliminations	Total
Unaffiliated revenues	2,653	4,262	2,447	1,202	1,181	—	11,745
Intersegment revenues	2,128	269	43	184	26	(2,650)	—

Total revenues	4,781	4,531	2,490	1,386	1,207	(2,650)	11,745

Depreciation, depletion and amortization	(720)	(62)	(80)	(93)	(139)	(27)	(1,121)

Equity in earnings of unconsolidated affiliates	89	114	15	—	1	—	219

Interest expense	(221)	(4)	(25)	(130)	(23)	(208)	(611)

Interest revenue	35	—	5	15	18	35	108

Dividends received from unconsolidated affiliates	35	76	5	—	—	—	116

Additions to property, plant and equipment	1,327	238	194	68	82	1	1,910

Identifiable assets	6,891	2,243	1,659	2,808	2,291	1,322	17,214

Investments in and advances to unconsolidated affiliates	2,861	306	51	24	1	—	3,243

Total assets	9,752	2,549	1,710	2,832	2,292	1,322	20,457

	2005
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration and	Refining and		Transportation of		Corporate and
	Production	Distribution	Petrochemical	Gas	Electricity	Eliminations	Total
Unaffiliated revenues	2,935	3,572	2,140	1,009	999	—	10,655
Intersegment revenues	1,722	284	38	110	18	(2,172)	—

Total revenues	4,657	3,856	2,178	1,119	1,017	(2,172)	10,655

Depreciation, depletion and amortization	(820)	(65)	(69)	(90)	(137)	(28)	(1,209)

Equity in earnings of unconsolidated affiliates	15	101	7	127	31	—	281

Interest expense	(303)	(5)	(26)	(106)	(1)	(145)	(586)

Interest revenue	33	1	9	7	11	27	88

Dividends received from unconsolidated affiliates	22	40	7	—	3	—	72

Additions to property, plant and equipment	1,047	177	95	72	60	70	1,521

Identifiable assets	8,839	1,872	1,437	2,695	2,254	660	17,757

Investments in and advances to unconsolidated affiliates	331	279	38	135	31	—	814

Total assets	9,170	2,151	1,475	2,830	2,285	660	18,571

	2004
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration and	Refining and		Transportation of		Corporate and
	Production	Distribution	Petrochemical	Gas	Electricity	Eliminations	Total
Unaffiliated revenues	2,080	3,085	1,857	930	811	—	8,763
Intersegment revenues	1,567	274	20	49	14	(1,924)	—

Total revenues	3,647	3,359	1,877	979	825	(1,924)	8,763

Depreciation, depletion and amortization	(762)	(68)	(71)	(87)	(138)	(30)	(1,156)

Equity in earnings of unconsolidated affiliates	33	57	16	35	(39)	—	102

Interest expense	(261)	(1)	(17)	(117)	(22)	(191)	(609)

Interest revenue	20	1	5	2	9	16	53

Dividends received from unconsolidated affiliates	18	54	9	—	3	—	84

Additions to property, plant and equipment	864	72	86	50	62	14	1,148

Identifiable assets	8,473	1,900	1,327	2,571	2,255	850	17,376

Investments in and advances to unconsolidated affiliates	352	214	42	119	45	—	772

Total assets	8,825	2,114	1,369	2,690	2,300	850	18,148

g) Significant assumptions
The Company has assessed the recoverability of its investments in its refinery and distribution property, plant and equipment, which amounted to 1,312 at December 31, 2006, and concluded that no impairment was required as of December 31, 2006. This impairment analysis included estimates of refinery feedstock prices, refined product prices and operating costs which on net basis are improved from those recently experienced in previous years. If such improvements are not realized in the future, the Company’s estimates could change resulting in a write- off of some or all of its investments in such property, plant and equipment.

24. Oil and Gas Supplementary Disclosures (Unaudited)
The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by Statement of Financial Accounting Standards N° 69 “Disclosures about Oil and Gas Producing Activities” and includes the Company and its subsidiaries oil and gas production activities as well as the equity shares in its affiliates valued by the equity method. The Company has oil and gas properties in Argentina and other countries of Latin America.
Amounts in millions of pesos are stated as mentioned in Note 2.c. to the financial statements.
Capitalized costs
The following table presents the capitalized costs as of December 31, 2006, 2005 and 2004, for proved and unproved oil and gas properties, and the related accumulated depreciation and allowances, which reduce the value of assets.

	2006		2005
	Argentine		Argentine
	GAAP	US GAAP	GAAP	US GAAP
	(in millions of constant pesos - note 2.c.)
Consolidated companies:

Proved properties:
Equipment, camps and other facilities	2,837	2,727	3,642	3,532
Mining properties and wells	7,163	6,069	9,311	10,095
Unproved properties	107	107	276	276

Total capitalized costs	10,107	8,903	13,229	13,903

Accumulated depreciation and allowances which reduce the value of assets	(5,200)	(3,858)	(6,316)	(6,841)

Subtotal of consolidated companies	4,907	5,045	6,913	7,062

Company’s share in capitalized costs by unconsolidated affiliates	680	702	126	151

Total net capitalized costs	5,587	5,747	7,039	7,213

Costs incurred
The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2006, 2005 and 2004. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	2006			2005
	Argentine and US GAAP			Argentine and US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentine	America	Total	Argentine	America	Total
Consolidated companies:

Acquisition of properties:

- Proved	—	—	—	—	—	—

- Unproved	—	—	—	—	—	—

Exploration costs	130	60	190	90	2	92

Development costs	665	589	1,254	583	835	1,418

Subtotal costs incurred by consolidated companies	795	649	1,444	673	837	1,510

Company’s share in costs incurred by unconsolidated affiliates	9	55	64	10	3	13

Total costs incurred	804	704	1,508	683	840	1,523

	2004
	Argentine and US GAAP
		Rest of
		Latin-
	Argentine	America	Total
Consolidated companies:

Acquisition of properties:

- Proved	—	—	—

- Unproved	—	—	—

Exploration costs	19	9	28

Development costs	477	556	1,033

Subtotal costs incurred by consolidated companies	496	565	1,061

Company’s share in costs incurred by unconsolidated affiliates	9	5	14

Total costs incurred	505	570	1,075

Results of operations
The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2006, 2005 and 2004. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate, nor the effect of our minority interest in Petrobras Energía and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

	2006
	Argentine GAAP			US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total
	(in millions of constant pesos - note 2.c)
Results of operations of consolidated companies:

Net sales:

- to third parties	566	2,087	2,653	566	2,087	2,653

- transfers to other operations	2,128	—	2,128	2,128	—	2,128

Total net sales	2,694	2,087	4,781	2,694	2,087	4,781

Production costs:

- Operating costs	(484)	(218)	(702)	(484)	(218)	(702)

- Royalties and other	(359)	(684)	(1,043)	(359)	(684)	(1,043)

Total production costs	(843)	(902)	(1,745)	(843)	(902)	(1,745)

Exploration costs	(68)	(49)	(117)	(68)	(49)	(117)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(485)	(225)	(710)	(523)	(223)	(746)

Results of operations before income tax	1,298	911	2,209	1,260	913	2,173

Income tax	(454)	(308)	(762)	(441)	(309)	(750)

Results of operations — consolidated companies	844	603	1,447	819	604	1,423

Company’s share in results of operations by unconsolidated affiliates	32	40	72	27	40	67

Total Results of oil and gas operations	876	643	1,519	846	644	1,490

	2005
	Argentine GAAP			US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total
	(in millions of constant pesos - note 2.c)
Results of operations of consolidated companies:

Net sales:

- to third parties	458	2,477	2,935	458	2,477	2,935

- transfers to other operations	1,722	—	1,722	1,722	—	1,722

Total net sales	2,180	2,477	4,657	2,180	2,477	4,657

Production costs:

- Operating costs	(378)	(328)	(706)	(378)	(328)	(706)

- Royalties and other	(306)	(635)	(941)	(306)	(635)	(941)

Total production costs	(684)	(963)	(1,647)	(684)	(963)	(1,647)

Exploration costs	(32)	(2)	(34)	(32)	(2)	(34)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(506)	(650)	(1,156)	(448)	(1,720)	(2,168)

Results of operations before income tax	958	862	1,820	1,016	(208)	808

Income tax	(328)	(612)	(940)	(357)	(238)	(595)

Results of operations — consolidated companies	630	250	880	659	(406)	213

Company’s share in results of operations by unconsolidated affiliates	26	(11)	15	22	(43)	(21)

Total Results of oil and gas operations	656	239	895	681	(489)	192

	2004
	Argentine GAAP			US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total
	(in millions of constant pesos – note 2.c)
Results of operations of consolidated companies:

Net sales:

- to third parties	480	1,600	2,080	480	1,600	2,080

- transfers to other operations	1,567	—	1,567	1,567	—	1,567

Total net sales	2,047	1,600	3,647	2,047	1,600	3,647

Production costs:

- Operating costs	(318)	(290)	(608)	(318)	(290)	(608)

- Royalties and other	(339)	(398)	(737)	(339)	(398)	(737)

Total production costs	(657)	(688)	(1,345)	(657)	(688)	(1,345)

Exploration costs	(50)	(83)	(133)	(50)	(83)	(133)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(413)	(336)	(749)	(430)	(447)	(877)

Results of operations before income tax	926	493	1,419	909	382	1,291

Income tax	(386)	(155)	(541)	(367)	(117)	(484)

Results of operations — consolidated companies	541	338	879	542	265	807

Company’s share in results of operations by unconsolidated affiliates	17	6	23	14	4	18

Total Results of oil and gas operations	558	344	902	557	269	826

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
The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States of America. The Company’s reserve estimates as of December 31, 2006, 2005 and 2004, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The technical revision covered the 93%, 95% and 95% for the years 2006, 2005 and 2004 of the estimated reserves of the Company. Reserves that have not been audited are mainly attributable to estimated reserves related to areas where the Company does not act as operator. In 2006, the non-audited reserves in areas where we operate represented 0.7% of our total reserves.
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

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2006, 2005 and 2004:

	CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS
	IN THOUSAND OF BARRELS					NATURAL GAS IN MILLION OF CUBIC FEETS
	CONSOLIDATED		UNCONSOLIDAED
	COMPANIES		COMPANIES			CONSOLIDATED COMPANIES		UNCONSOLIDAED COMPANIES
		REST OF		REST OF			REST OF		REST OF
		LATIN-		LATIN-			LATIN-		LATIN-
	ARGENTINA	AMERICA	ARGENTINA	AMERICA	TOTAL	ARGENTINA	AMERICA	ARGENTINA	AMERICA	TOTAL
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2003*	209,658	379,424	6,517	10,786	606,385	932,986	384,881	13,323	—	1,331,190

Increase (Decrease) originated in:

Revisions of previous estimates	(25,158)	(4,468)	(108)	(1,285)	(31,019)	229,305	(1,749)	611	—	228,167

Improved recovery	2,262	9,555	291	—	12,108	11,482	—	699	—	12,181

Extensions and discoveries	5,309	36,966	—	—	42,275	7,165	6,498	—	—	13,663

Purchase of proved reserves in place	—	—	—	—	—	—	—	—	—	—

Sale of proved reserves in place	—	—	—	—	—	—	—	—	—	—

Year’s production	(21,898)	(24,147)	(583)	(365)	(46,993)	(95,053)	(23,643)	(1,003)	—	(119,699)

Reserves as of December 31, 2004* (2)	170,173	397,330	6,117	9,136	582,756	1,085,885	365,987	13,630	—	1,465,502

Increase (Decrease) originated in:

Revisions of previous estimates	(7,066)	4,807	(99)	(624)	(2,982)	(88,102)	22,612	238	—	(65,252)

Improved recovery	(9,505)	—	20	—	(9,485)	12	—	44	—	56

Extensions and discoveries	3,850	8,762	232	—	12,844	23,541	13,787	233	—	37,561

Purchase of proved reserves in place	—	—	—	—	—	—	—	—	—	—

Sale of proved reserves in place	—	—	—	—	—	—	—	—	—	—

Year’s production	(19,272)	(24,553)	(617)	(261)	(44,703)	(83,393)	(22,577)	(1,225)	—	(107,195)

Reserves as of December 31, 2005* (1)	138,180	386,346	5,653	8,251	538,430	(937,943)	379,809	12,920	—	1,330,672

Increase (Decrease) originated in:

Revisions of previous estimates	(2,522)	(257,027)	(114)	70,303	(189,360)	26,198	(175,162)	(934)	79,120	(70,778)

Improved recovery	(426)	4,705	464	—	4,743	156	6,830	568	—	7,554

Extensions and discoveries	5,510	6,900	—	—	12,410	63,595	—	—	—	63,595

Purchase of proved reserves in place	—	—	—	—	—	—	—	—	—	—

Sale of proved reserves in place	(4,541)	—	—	—	(4,541)	—	—	—	—	—

Year’s production	(19,124)	(13,391)	(671)	(4,560)	(37,746)	(90,133)	(18,155)	(1,128)	(1,802)	(111,218)

Reserves as of December 31, 2006 (*)	117,077	127,533	5,332	73,994	323,936	937,759	193,322	11,426	77,318	1,219,825

(*)Includes proved developed reserves:

As of December 31, 2003	138,607	166,349	4,320	3,576	312,852	641,341	207,144	10,514	—	858,999
As of December 31, 2004	114,654	165,634	3,999	2,485	286,773	544,353	208,436	9,785	—	762,574
As of December 31, 2005	93,980	174,227	4,113	2,000	274,320	447,161	203,255	10,217	—	660,633
As of December 31, 2006	77,826	66,033	4,019	36,702	184,580	488,585	136,771	9,095	43,113	677,564
The amounts of proved reserves disclosed herein as of December 31, 2006 include 78,334 thousand of barrels of crude oil condensate and natural gas liquids and 294,978 million of cubic feet of natural gas correspond to the minority interest in Petrobras Energía which include 44,635 thousand of barrels of crude oil condensate and natural gas liquids and 163,849 million of cubic feet of natural gas correspond to the minority interest in Petrobras Energía of proved developed reserves.

The reserve volumes in Bolivia for year ended in 2006, are computed using the economic method.
The estimated reserves were subjected to economic tests to determine economic limits. Such estimated reserves in Argentina, Perú and Bolivia for years ended in 2006, 2005 and 2004 and in Venezuela for year ended in 2006, are stated prior to the payment of any royalties as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, the reserves are stated after such percentage.
Estimated proved oil and gas reserves attributable to the Company’s operations in Venezuela and Bolivia are calculated on the basis of the contractual structure in force as of the end of each year. (See Note 6)
In Venezuela, as of December 31, 2006, estimated reserves are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company. For years ended in 2005 and 2004, the Company received, for its interest in the “Oritupano-Leona” Block, an operational fee per barrel delivered to the Government of Venezuela. Additionally, the Company received a fee for reimbursement of certain capital expenditures. In the Mata, Acema and La Concepción areas, the Company collected a variable fee per barrel delivered that contemplated production costs plus a mark-up. For those years, the reserve volumes were computed by multiplying the Company’s working interest by the gross proved recoverable volumes for the contract area. In accordance with the agreement governing petroleum operations in Venezuela for those years, the Company was exempt from production royalty payments. Under these contracts, the Venezuelan government maintained full ownership of all hydrocarbons in fields.
As of December 31, 2005 and 2004, had the economic method of calculating proved reserves (future expected cash flows of each field divided by the oil market prices at year end) been used, the reported amounts of crude oil, condensate and natural gas liquids proved reserves for consolidated companies in “Rest of Latin America” would have decreased by approximately 27.5% and 26.8%, respectively, and the reported crude oil, condensate and natural gas liquids proved reserves for unconsolidated companies in “Rest of Latin America” would have decreased by approximately 44.0% and 40.4%, respectively. The information in this paragraph was not audited by Gaffney, Cline & Associates.
As of December 31,2006, Bolivian operations reserves are calculated using the “economic method”, according to the terms of the new operating agreement signed in October 2006.
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

	2006			2005			2004
		Rest of			Rest of			Rest of
		Latin-			Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total	Argentina	America	Total
				(in millions of pesos - note 2.c.)
Consolidated companies:

Future cash flows	17,264	20,460	37,724	24,589	41,868	66,457	20,124	30,131	50,255

Future production costs	(6,381)	(6,954)	(13,335)	(6,020)	(10,133)	(16,153)	(5,025)	(7,228)	(12,253)

Future development and abandonment costs	(2,383)	(2,230)	(4,613)	(2,030)	(4,068)	(6,098)	(1,898)	(3,695)	(5,593)

Future income tax	(2,310)	(3,644)	(5,954)	(5,298)	(10,294)	(15,592)	(4,099)	(5,518)	(9,617)

Undiscounted future net cash flows	6,190	7,632	13,822	11,241	17,373	28,614	9,102	13,690	22,792

10% annual discount	(2,040)	(3,497)	(5,537)	(4,006)	(7,656)	(11,662)	(3,511)	(6,099)	(9,610)

Subtotal of consolidated companies	4,150	4,135	8,285	7,235	9,717	16,952	5,591	7,591	13,182

Company’s share in standardized measure by unconsolidated affiliates	194	1,450	1,644	287	183	470	198	162	360

Standardized measure of discounted future net cash flows	4,344	5,585	9,929	7,522	9,900	17,422	5,789	7,753	13,542

The amounts of the standardized measure of discounted future net cash flows herein for the year ended December 31, 2006 include 2,401 that corresponds to the minority interest in Petrobras Energía.

Changes in the standardized measure of discounted future net cash flows
The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31,2006, 2005 and 2004:

	CONSOLIDATED AND UNCONSOLIDATED COMPANIES
	2006			2005			2004
		Rest of			Rest of			Rest of
		Latin-			Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total	Argentina	America	Total
				(in million of pesos - note 2.c.)
Standardized measure at beginning of year	7,522	9,900	17,422	5,789	7,753	13,542	5,245	5,328	10,573

Changes related to oil & gas activities:

Hydrocarbons sales net of production costs	(1,916)	(1,563)	(3,479)	(1,548)	(1,825)	(3,373)	(1,494)	(1,147)	(2,641)

Net change in sales prices, net of future production costs	(4,114)	(488)	(4,602)	4,168	4,985	9,153	1,999	2,813	4,812

Changes in future development costs	(756)	(334)	(1,090)	(571)	(879)	(1,450)	(521)	(997)	(1,518)

Extensions, discoveries and improved recovery, net of future production and associated costs	326	505	831	(518)	282	(236)	442	1,570	2,012

Development costs incurred	674	644	1,318	593	838	1,431	486	561	1,047

Revisions of quantity estimates	(155)	(750)	(905)	(579)	486	(93)	(827)	(40)	(867)

Purchase of reserves in place	—	—	—	—	—	—	—	—	—

Sale of reserves in place	(323)	—	(323)	—	—	—	—	—	—

Net change in income taxes	2,000	3,132	5,132	(921)	(2,944)	(3,865)	(271)	(1,248)	(1,519)

Accretion of discount	1,138	1,636	2,774	868	1,119	1,987	777	741	1,518

Changes in production rates	100	178	278	31	(218)	(187)	(34)	188	154

Effect of the ending of old contracts and the signing of the new ones before tax (Bolivia and Venezuela)	—	(7,084)	(7,084)

Other changes	(152)	(191)	(343)	210	303	513	(13)	(16)	(29)

Standardized measure at end of year	4,344	5,585	9,929	7,522	9,900	17,422	5,789	7,753	13,542

The amounts of the standardized measure of discounted future net cash flows herein for the year ended December 31, 2006 include 2,401 that corresponds to the minority interest in Petrobras Energía.
25. Subsequent events
a) Award of two oil blocks in the Northern area of Argentina.
On January 15, 2007, Petrobras Energía was awarded the exploration permits related to two oil areas in the Province of Salta, Argentine Republic. These areas are Chirete and Hickmann, the latter having been awarded through a consortium in which Petrobras Energía has a 50% interest. According to the offers made, Petrobras Energía will make initial investments in the amount of approximately U$S 22 million, mainly in seismic works.
b) Execution of a Stock Purchase Agreement for the Sale of Shareholding in Hidroneuquén S.A.
On January 17, 2007, Petrobras Energía subscribed a stock purchase agreement with a consortium composed of Merrill Lynch, Pierce, Fenner & Smith Inc. and Sociedad Argentina de Energía S.A., for the sale of its 9.19% shareholding in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.´s capital stock. The stock purchase price provided under the terms and conditions of the agreement is US$ 15 million.

c) ENRE Resolution No. 50/2007
According to ENRE Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA (See Note 9.III) became effective on February 1, 2007. As a consequence, a 23% increase is applied on the Company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on the beforementioned distribution costs for the execution of a work plan. In addition, the ENRE authorized to apply to the beforementioned costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA. The ENRE provided that the amounts resulting from the application of the Interim Rate Schedule for consumptions accrued between November 1, 2005 and January 31, 2007, be invoiced in 55 equal and consecutive installments. Edesur estimated these amounts at 212.
d) Divestment of Citelec
On February 9, 2007, the Argentine Antitrust Commission issued a resolution rejecting the sale of Citelec shares to Eton Park Capital Management. In March 2007 Petrobras Energía received an offer from Energía Argentina S.A. (Enarsa) and Electroingeniería S.A. proposing legal, economic and financial conditions identical to those offered by Eton Park Capital Management, for the acquisition of its stakes in Citelec S.A. and Yacylec S.A. As a result of this offer, a letter of agreement was executed subject to approval by the Board of Directors of Petrobras Energía, Enarsa and Electroingeniería. The letter of agreement provides that the offer will be accepted if non-acceptance of Eton Park Capital Management became final through administrative or legal proceedings or if the agreement entered into with the latter were terminated for failure to obtain all required governmental authorizations.
e) Acquisition of additional interests in Sierra Chata and Parva Negra areas
In February 2007 Petrobras Energía acquired from Conoco Phillips its 25.67% and 52.37% interest in Sierra Chata and Parva Negra assets, respectively. The acquisition price is US$77.6 million. The acquisition was structured through the purchase of Burlington Resources Argentina Holdings Limited, a company organized in Bermuda and holder of the interest mentioned above. As a result of this acquisition, Petrobras Energía’s interest in Sierra Chata and Parva Negra increased to 45.5523% and 100%, respectively. This operation is subject to regulatory approval that is still pending as of the date of the issuance of this financial statements.
f) Amendment to Ecuador´s Hydrocarbons law
On February 15, 2007, Ecuadortlc S.A. paid the remaining amount of Petroecuador’s claim (U.S.$14 million) mentioned in Note 13.c, reserving its right to seek reimbursement.
g)	Resolutions adopted by the Regular Shareholders’ Meeting of Petrobras Energía Participaciones S.A. held on March 30, 2007
The Regular Shareholders’ Meeting approved to allocate fiscal year profits as follows: 6 to the legal reserve corresponding to 5% of fiscal year profits net of adjustments to previous years results, and the remaining sum of 1,058 to a new account. As a result, the balance of the retained earnings account amounts to 1,300. In addition, was announced that if upon approval of the Company’s quarterly Financial Statements for 2007, interim-period net and realized profits are reflected for an amount equivalent to the sum the Company is entitled to receive in connection with the cash dividend of 186 approved on the same date by Petrobras Energía S.A.’s General Shareholders’ Meeting, the Board of Directors will authorize payment of a single advance dividend in cash pursuant to the provisions of Section 224 of the Business Associations Law, for up to the aggregate amount mentioned above.

h)	Public Offering of Notes
On May 7, 2007, Petrobras Energía issued Series S Notes (the “Notes”) for a face value of U.S.$300 million, due 2017, with an interest coupon of 5.875% p.a., at a price of 99.617%. Interest will be payable semiannually and principal will be repaid in a single installment at maturity. The proceeds of the offering may be used for: working capital in Argentina and/or investments in tangible assets located in Argentina and/or debt refinancing. The Notes are supported by a Standby Purchase Agreement provided by PESA’s ultimate controlling shareholder, Petroleo Brasileiro S.A. Pursuant to this Agreement, in the event the Issuer fails to make payment of principal, interest or any other amount owed by the Issuer in connection with the Notes, PETROBRAS is obligated to purchase the rights of noteholders to receive such payments on the Notes.
26. Other consolidated information
The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.
a)	Property, plant and equipment.
b)	Equity in affiliates
c)	Costs of sales.
d)	Foreign currency assets and liabilities.
e)	Consolidated detail of expenses incurred and depreciation.
f)	Information about ownership in subsidiaries and affiliates.
g)	Oil and gas areas and participation in joint ventures.
h)	Combined joint ventures and consortium assets, liabilities and results.

a) Property, plant and equipment as of December 31, 2006, 2005 and 2004
(Stated in millions of Argentine Pesos — See Note 2.c)

	2006
	Oil and Gas			Gas and Energy
	Exploration	Refining			Marketing and
	and	and			Transportation	Corporate and
	Production	Distribution	Petrochemical	Electricity	of Gas	Eliminations	Total
Net book value at beginning of the year	6,913	947	702	1,863	2,069	163	12,657

Effect of translation	47	—	5	—	—	—	52

Net increase	1,327	238	194	82	68	1	1,910

Deconsolidation of the assets in Venezuela (Note 6)	(2,660)	—	—	—	—	—	(2,660)

Depreciation	(720)	(62)	(80)	(139)	(93)	(27)	(1,121)

Net book value at the end of the year	4,907	1,123	821	1,806	2,044	137	10,838

	2005
	Oil and Gas			Gas and Energy
	Exploration				Marketing and
	and	Refining			Transportation	Corporate and
	Production	and Distribution	Petrochemical	Electricity	of Gas	Eliminations	Total
Net book value at beginning of the year	6,624	835	670	1,940	2,087	121	12,277

Effect of translation	62	—	6	—	—	—	68

Net increase	1,047	177	95	60	72	70	1,521

Depreciation	(820)	(65)	(69)	(137)	(90)	(28)	(1,209)

Net book value at the end of the year	6,913	947	702	1,863	2,069	163	12,657

	2004
	Oil and Gas			Gas and Energy
	Exploration				Marketing and
	and	Refining			Transportation	Corporate and
	Production	and Distribution	Petrochemical	Electricity	of Gas	Eliminations	Total
Net book value at beginning of the year	6,472	831	652	2,016	2,124	137	12,232

Effect of translation	50	—	3	—	—	—	53

Net increase	864	72	86	62	50	14	1,148

Depreciation	(762)	(68)	(71)	(138)	(87)	(30)	(1,156)

Net book value at the end of the year	6,624	835	670	1,940	2,087	121	12,277

b) Equity in affiliates as of December 31, 2006 and 2005
(Stated in millions of Argentine Pesos — See Note 2.c)

	12/31/2006					12/31/2005
	Description of securities
	Face				Book	Book
Name and issuer	Value		Amount	Cost	value	value
Citelec S.A.(Note9.II.c)		$1	73,154,437	—	—	—
Coroil S.A.	Bs 1,000		490	48	48	46
Petrobras Bolivia Refinacion S.A.	$B	11,000	178,752	103	183	177
Hidroneuquen S.A.		—	—	—	—	26
Inversora Mata S.A.	Bs 1,000		490	94	94	95
Oleoducto de Crudos Pesados Ltd.	U$S	0.01	31,500	98	96	95
Oleoductos del Valle S.A.		$10	2,542,716	64	64	65
Petrolera Entre Lomas S.A.		$1	96,050	68	68	55
Petroquimica Cuyo S.A.		$0.083	240,000,000	51	51	39
Refineria del Norte S.A.		$10	2,610,809	63	123	102
Transportadora de Gas del Sur S.A.				—	—	—
Cost related with CIESA S.A
reestructuring (Note 9 .IV)				—	110	110
TGS S.A. goodwill in CIESA S.A.				—	24	25
Yacylec S.A.				—	—	15
Reserve for impairment of investments				—	(26)	(36)
Other				—	2	—

				589	837	814

c) Costs of sales for the years ended December 31, 2006, 2005 and 2004
(Stated in millions of Argentine Pesos — See Note 2.c)

	2006
				Gas and Energy
	Oil and Gas				Marketing
	Exploration				and
	and	Refining and			Transportation	Corporate and
	Production	Distribution	Petrochemical	Electricity	of Gas	Eliminations	Total
Inventories at the beginning of the year	165	527	263	42	10	(146)	861

Effect of traslation	2	—	1	—	—	—	3

Costs (Section e)	2,017	205	245	271	682	—	3,420

Holding gain (losses)	(1)	17	18	1	(3)	(7)	25

Purchases, consumption and other	95	4,535	1,974	589	368	(2,650)	4,911

Inventories at the end of the year	(159)	(569)	(318)	(40)	(7)	124	(969)

Costs of sales	2,119	4,715	2,183	863	1,050	(2,679)	8,251

	2005
				Gas and Energy
	Oil and Gas				Marketing
	Exploration				and
	and	Refining and			Transportation	Corporate and
	Production	Distribution	Petrochemical	Electricity	of Gas	Eliminations	Total
Inventories at the beginning of the year	130	331	278	33	3	(77)	698

Effect of traslation	1	—	—	—	—	—	1

Costs (Section e)	1,884	151	171	275	507	—	2,988

Holding gain (losses)	(6)	88	(6)	(10)	—	(26)	40

Purchases, consumption and other	178	3,706	1,621	501	349	(2,175)	4,180

Inventories at the end of the year	(165)	(527)	(263)	(42)	(10)	146	(861)

Costs of sales	2,022	3,749	1,801	757	849	(2,132)	7,046

	2004
				Gas and Energy
	Oil and Gas				Hydrocarbons	Corporate,
	Exploration				Marketing	Other Discontinued
	and				and	Investments and
	Production	Refining	Petrochemical	Electricity	Transportation	Eliminations	Total
Inventories at the beginning of the year	114	255	155	35	8	(57)	510

Effect of traslation	(1)	—	—	—	—	—	(1)

Costs (Section e)	1,667	136	163	296	319	—	2,581

Holding gain (losses)	(9)	23	37	(17)	—	4	38

Purchases, consumption and other	94	3,020	1,426	347	387	(1,923)	3,351

Inventories at the end of the year	(130)	(331)	(278)	(33)	(3)	77	(698)

Costs of sales	1,735	3,103	1,503	628	711	(1,899)	5,781

d) Foreign currency assets and liabilities as of December 31, 2006 and 2005.
(Stated in millions of Argentine Pesos — See Note 2.c)

				Book amount
	Foreign currency and		Exchange	in local
	amount		rate	currency
CURRENT ASSETS
Cash	US$	7	3.0700	21
	Eu	—	4.0454	—
	BS	5,602	0.0014	8
	Rs	6	1.4361	9

				38

Investments	US$	367	3.0700	1,127
	Rs	13	1.4361	19

				l,146

Trade receivables	US$	213	3.0700	654
	Rs	86	1.4361	124
	Eu	1	4.0454	6
	BS	2,801	0.0014	4

				788

Other receivables	US$	176	3.0700	539
	BS	83,333	0.0014	119
	Rs	8	1.4361	12

				670

	TOTAL 2006			2,642

	TOTAL 2005			2,106

NON-CURRENT ASSETS

Trade receivables	US$	3	3.0700	10

Other receivables	US$	4	3.0700	13
	Rs	29	1 .4361	41

				54

Investments	US$	95	3.0700	292

	TOTAL 2006			356

	TOTAL 2005			163

TOTAL ASSETS		2006		2,998

		2005		2,269

				Book
				amount in
	Foreign currency and		Exchange	local
	amount		rate	currency
CURRENT LIABILITIES
Accounts payable	US$	277	3.0700	849
	Rs	15	1.4361	21
	BS	55,322	0.0014	79
	Sol	2	0.9196	2

				951

Short-term debt	US$	811	3.0700	2,490
	Bs	18,207	0.0014	26

				2,516

Payroll and social	Sol	3	0.9196	3
security taxes	BS	—	0.0014	—
	Rs	7	1.4361	10
	US$	11	3.0700	33

				46

Taxes payable	US$	—	3.0700	—
	Rs	6	1.4361	9
	BS	4,902	0.0014	7

				16

Other liabilities	Rs	1	1.4361	1
	US$	32	3.0700	98

				99

		TOTAL 2006		3,628

		TOTAL 2005		3,019

NON- CURRENT LIABILITIES

Accounts payable	US$	2	3.0700	6

Long-term debt	US$	1,426	3.0700	4,379

Taxes payable	U$S	80	3.0700	246
	Rs	54	1.4361	77

				323

Other liabilities	US$	109	3.0700	334

		TOTAL 2006		5,042

		TOTAL 2005		6,047

TOTAL LIABILITIES		2006		8,670

		2005		9,066

US$	Millions of American Dollars
BS	Millions of Bolivares
RS	Millions of Reales
Sol	Millions of Peruvian Soles
EU	Millions of Euros

e) Consolidated detail of expenses incurred and depreciation for the fiscal years ended December 31, 2006, 2005 and 2004
(Stated in millions of Argentine Pesos — See Note 2.c)

	2004	2005	2006
					Administrative
					and selling	Exploration
Accounts	Total	Total	Total	Costs	expenses	expenses
Salaries and wages	354	435	531	230	301	—
Social security taxes	47	72	96	42	54	—
Other benefits to personnel	111	128	166	58	108	—
Taxes, charges and contributions	84	42	96	82	13	1
Fees and professional advisory	116	100	110	33	76	1
Depreciation of property, plant and equipment	1,156	1,209	1,121	1,030	91	—
Amortization of other assets	14	14	8	1	7	—
Oil and gas royalties	390	507	716	716	—	—
Spares and repairs	138	129	158	149	9	—
Geological and geophysical expenses	7	34	32	—	—	32
Transportation and freights	252	293	332	37	295	—
Construction contracts and other services	446	466	520	388	132	—
Impairment of unproved oil and gas properties	119	16	78	—	—	78
Fuel, gas, energy and other	51	68	71	61	10	—
Other operating costs and consumption	361	557	694	600	89	5
Recovery of expenses	(85)	(107)	(98)	(7)	(91)	—
				—	—

Total 2006			4,631	3,420	1,094	117

Total 2005		3,963		2,988	941	34

Total 2004	3,561			2,581	847	133

f) Information about ownership in subsidiaries and affiliates as of December 31, 2006

	% OF OWNERSHIP AND VOTES		BUSINESS SEGMENT
	DIRECT	INDIRECT
Subsidiaries

Corod Producción S.A. (Venezuela)	—	75.82	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	—	75.82	Oil and Gas Exploration and Production
Enecor S.A.	—	53.07	Gas and Energy
EG3 Asfalto S.A.	—	75.17	Refining and Distribution
EG3 Red S.A.	—	75.82	Refining and Distribution
Innova S.A. (Brasil)	—	75.82	Petrochemical
Petrobras Energía de México S.A. de C.V. (México)	—	75.82	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	—	75.82	Corporate
Petrobras Holding Austria AG (Austria)	—	75.82	Corporate
Petrobras de Valores Internacional de España S.A. (España)	—	75.82	Corporate
Petrobras Energía S.A.	75.82	—	Corporate
Petrobras Energía Internacional S.A.	—	75.82	Corporate
Petrobras Energía Operaciones S.A. (Ecuador)	—	75.82	Oil and Gas Exploration and Production
Petrobras Financial Services Austria GMBH (Austria)	—	75.82	Corporate
Petrobras Hispano Argentina S.A. (España)	—	75.82	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	—	75.82	Corporate
Petrobras Energía Ecuador (Gran Cayman)	—	75.82	Oil and Gas Exploration and Production
Petrobras Energía Perí S.A. (Perú)	—	75.82	Oil and Gas Exploration and Production
Petrobras Energía Venezuela S.A. (Venezuela)	—	75.82	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	—	75.82	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	—	48.94	Gas and Energy
World Energy Business S.A.	—	75.82	Gas and Energy
Electricidade Com S.A. (Brasil)	—	75.82	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	—	75.82	Oil and Gas Exploration and Production
World Fund Financial Services (Gran Cayman)	—	75.82	Corporate

Main affiliates — join control
Cía. de Inversiones de Energía S.A.	—	37.91	Gas and Energy
Citelec S.A.	—	37.91	Gas and Energy
Distrilec Inversora S.A.	—	36.77	Gas and Energy
Edesur S.A.	—	20.72	Gas and Energy
Transba S.A.	—	18.31	Gas and Energy
Transener S.A.	—	20.35	Gas and Energy
Transportadora de Gas del Sur S.A.	—	20.96	Gas and Energy

Main affiliates — significance influence

Coroil S.A. (Venezuela)	—	37.15	Oil and Gas Exploration and Production
Petrobras Bolivia Refinación S.A. (Bolivia)	—	37.15	Refining and Distribution
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	—	8.66	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	—	8.66	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	—	37.15	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	—	17.51	Oil and Gas Exploration and Production
Propyme S.G.R	—	37.91	Corporate
Petrolera Entre Lomas S.A.	—	14.56	Oil and Gas Exploration and Production
Petroquímica Cuyo S.A.	—	30.33	Petrochemical
Refinería del Norte S.A.	—	21.61	Refining and Distribution
Urugua-í S.A.	—	22.24	Gas and Energy
Yacylec S.A.	—	16.85	Gas and Energy
Petroven-Bras S.A.	—	26.15	Oil and Gas Exploration and Production
Petrokariña S.A.	—	26.15	Oil and Gas Exploration and Production
Petrowayu S.A.	—	27.30	Oil and Gas Exploration and Production
Petroritupano S.A.	—	16.68	Oil and Gas Exploration and Production

Other subsidiaries
Hidroneuquén S.A. (see Note 25)	—	6.97	Gas and Energy
Ternoélectrica José de San Martín S.A.	—	6.07	Gas and Energy
Ternoeléctrica Manuel Belgrano S.A.	—	6.07	Gas and Energy

g) Oil and gas areas and participation in joint-ventures as of December 31, 2006

		WORKING		DURATION
NAME	LOCATION	INTEREST (2)	OPERATOR	THROUGH
Production
Argentina

25 de Mayo — Medanito S.E.	La Pampa and Río Negro	100.00%	Petrobras Energía	2016
Jagiiel de los Machos	La Pampa and Río Negro	100.00%	Petrobras Energía	2015
Puesto Hernández	Mendoza and Neuquén	38.45%	Petrobras Energía	2016
Bajada del Palo — La Amarga Chica	Neuquén	80.00%	Petrobras Energía	2015
Santa Cruz II	Santa Cruz	100.00%	Petrobras Energía	2017 / 2024
Río Neuquén	Neuquén and Río Negro	100.00%	Petrobras Energía	2017
Entre Lomas	Neuquén and Río Negro	17.90%	Petrolera Entre Lomas	2016
Aguada de la Arena	Neuquén	80.00%	Petrobras Energía	2022
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	Petrobras Energía	2016
Santa Cruz I	Santa Cruz	71.00%	Petrobras Energía	2016 / 2023
Sierra Chata (7)	Neuquén	19.89%	Petrobras Energía	2022
El Mangrullo	Neuquén	100.00%	Petrobras Energía	2025
Atuel Norte	Mendoza	33.33%	Tecpetrol	2016
La Tapera — Puesto Quiroga	Chubut	21.95%	Tecpetrol	2016
El Tordillo	Chubut	21.95%	Tecpetrol	2016
Aguaragiie	Salta	15.00%	Tecpetrol	2017/2021

Foreign

Colpa — Caranda	Bolivia	100.00%	Petrobras Energía	2029
Oritupano — Leona	Venezuela	22.00%	PDVSA (5)	2025
Acema	Venezuela	34.49%	PDVSA (5)	2025
La Concepción	Venezuela	36.00%	PDVSA (5)	2025
Mata	Venezuela	34.49%	PDVSA (5)	2025
Lote X	Perú	100.00%	Petrobras Energía Perú	2024
Block 18 (4)	Ecuador	70.00%	Ecuadortlc	2022
Block 31 (4)	Ecuador	100.00%	Petrobras Energía Ecuador	2024

Exploration
Argentina
Glencross	Santa Cruz	87.00%	Petrobras Energía	(1)
Agua Fresca	Santa Cruz	50.00%	Petrobras Energía	(1)
Puesto Oliverio	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerrito Oeste	Santa Cruz	50.00%	Petrobras Energía	(1)
El Campamento	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerro Hamaca	Mendoza	39.64%	Petrobras Energía	(1)
Gobernardor Ayala	La Pampa	22.51%	Petrobras Energía	(1)
Cañadón del Puma	Neuquén	50.00%	Chevron San Jorge	2008
Parva Negra (7)	Neuquén	47.63%	Petrobras Energía	(1)
Cerro Manrique (3)	Rio Negro	50.00%	Petrobras Energía	—
Estancia Chiripá	Santa Cruz	87.00%	Petrobras Energía	(1)
Enarsa 1 (El)	Argentine continental shelf	25.00%	YPF	—
Enarsa 3 (E3)	Argentine continental shelf	35.00%	Petrobras Energía	—
Chirete (6)	Salta	100.00%	Petrobras Energía	2010
Hickmann (6)	Salta	50.00%	Tecpetrol	2011

Foreign
Tinaco	Venezuela	50.00%	Petrobras Energía Venezuela	2007
Lot 57	Perú	35.15%	Petrobras Energía Perú	2008
Lot 58	Perú	100.00%	Petrobras Energía Perú	2007
Lot 103	Perú	30.00%	Petrobras Energía Perú	2008
Lot 110	Perú	100.00%	Petrobras Energía Perú	2007
Lot 112	Perú	100.00%	Petrobras Energía Perú	2007
Lot 117	Perú	100.00%	Petrobras Energía Perú	2008

(1)	The granting of the concession is under progress and the term will be 25 years from such granting.
(2)	Indirect interest through Petrobras Energía and its subsidiaries.
(3)	The granting of the lots exploitation concession is under progress.
(4)	See Note 6 — Operations in Ecuador.
(5)	See Note 6 — Operations in Venezuela.
(6)	See Note 25 a.
(7)	See Note 25 e.

h) Combined joint-ventures and consortium assets and liabilities as of December 31, 2006 and 2005 and results for the fiscal years ended December 31, 2006, 2005 and 2004.
(Stated in millions of Argentine Pesos — See Note 2.c)

	2006	2005
Assets and liabilities

Current assets	647	708
Non-current assets	1,656	3,722

Total assets	2,303	4,430

Current liabilities	724	909
Non-current liabilities	65	84

Total liabilities	789	993

	2006	2005	2004
Statement of income
Net sales	1,686	2,105	1,437
Costs of sales	(634)	(878)	(746)

Gross profit	1,052	1,227	691

Administrative and selling expenses	(102)	(92)	(93)
Exploration expenses	(42)	(20)	(9)
Other operating (expenses) income	(93)	(219)	(111)
Financial (expenses) income and holding (losses) gains	(49)	(160)	91
Income tax provision	(146)	(98)	(22)

Net income	620	638	547

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

The accompanying notes 1 through 8 and supplementary statements (Exhibits I through V)are an integral part of these statements.

REFINERÍA DEL NORTE S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(Figures stated in thousands of Argentine pesos – Note 2.II.)

		Unaudited
	2005	2004
ASSETS
CURRENT ASSETS
Cash	2,301	1,438
Investments (Note 3.a)	4,444	55,696
Trade receivables (Note 3.b)	175,509	131,640
Other receivables (Note 3.c)	65,983	29,014
Inventories (Note 3.d)	105,037	94,826

Total current assets	353,274	312,614

NONCURRENT ASSETS
Investments (Note 2.III.a)	3	—
Trade receivables	3,292	3,438
Other receivables (Note 3.c)	9,876	8,847
Materials and spare parts	18,574	13,725
Property, plant and equipment (Exhibit I)	371,323	362,624
Intangible assets	2,392	2,215

Total noncurrent assets	405,460	390,849

Total assets	758,734	703,463

LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 3.e)	224,904	190,674
Loans (Note 3.f)	79,568	77,291
Payroll and social security taxes	6,584	4,604
Taxes payable (Note 3.g)	31,518	40,820

Total current liabilities	342,574	313,389

NONCURRENT LIABILITIES
Other liabilities (Exhibit V)	11,652	10,429

Total noncurrent liabilities	11,652	10,429

Total liabilities	354,226	323,818

SHAREHOLDERS’ EQUITY (as per related statements)	404,508	379,645

	758,734	703,463

The accompanying notes 1 through 8 and supplementary statements (Exhibits I through V) are an integral part of these statements.

REFINERÍA DEL NORTE S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Figures stated in thousands of Argentine pesos – Note 2.II.)

							Unaudited
	2005						2004	2003
	Shareholders’
	contributions		Retained earnings
		Adjustment			Unappropriated
	Capital	to capital	Legal	Voluntary	retained
	stock	stock	reserve	reserve	earnings	Total	Total	Total
Balances at beginning of the year	91,607	130,190	15,436	44,937	97,475	379,645	354,324	311,410

Decisions of the Regular Shareholders’ Meetings of March 24, 2003, December 15, 2003, April 1, 2004, April 15, 2005, and December 15, 2005:
- Earnings distribution:
to cash dividends	—	—	—	(44,937)	(90,440)	(135,377)	(115,381)	(55,013)
to legal reserve	—	—	7,035	—	(7,035)	—	—	—

Net income for the year	—	—	—	—	160,240	160,240	140,702	97,927

Balances at end of the year	91,607	130,190	22,471	—	160,240	404,508	379,645	354,324

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
a) Cash and investments:
Cash and certificates of deposit in local currency: at nominal value.
Cash and certificates of deposit in foreign currency: at nominal value, converted at the prevailing exchange rates at each year-end. Foreign exchange differences were charged to the statement of income for each year.
Mutual funds: at market prices as of each year-end.
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
Advances to suppliers: valued on the basis of the amounts of money delivered. The amounts in foreign currency were converted at the prevailing exchange rates at each year end for the settlement of these transactions.
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
k) Statement of income accounts:
Restated into constant currency according to Note 2.ll, considering the following:
The charges for consumption of nonmonetary assets were determined based on the restated values of such assets.
Financial income (expense) and holding gains (losses) are broken down between those generated by assets and those generated by liabilities and they include nominal financial income and expense, foreign exchange differences, the effects of inflation on monetary assets and liabilities and other holding gains (losses).

3. BREAKDOWN OF MAIN ACCOUNTS
The main accounts breakdown is as follows:

		Unaudited
	2005	2004
a) Investments:
Current:
Certificates of deposit	3,094	3,293
Mutual funds	1,350	52,082
Government securities	—	321

	4,444	55,696

b) Trade receivables:
Current:
Common receivables	27,329	24,831
Receivables under litigation	7,331	7,823
Shareholder companies:
· Petrobras Energía S.A.	40,760	17,291
· YPF S.A.	26,343	29,996
· Pluspetrol S.A.	13,851	4,525
Related companies:
· Repsol YPF Trading y Transporte S.A.	44,908	37,542
· Petrobras Bolivia Distribución S.A.	21,400	16,027
· Pluspetrol Energy S.A.	43	49

	181,965	138,084
Less: Allowance for doubtful accounts (Exhibit V)	(6,456)	(6,444)

	175,509	131,640

c) Other receivables:
Current:
VAT credit	54,171	17,931
Tax on diesel oil transfer or import credit	2,292	—
Prepaid insurance	1,799	2,761
Advances to suppliers	760	2,125
Court deposit	660	3,594
Loans and advances to personnel	335	417
Turnover tax credit	296	383
Prepaid expenses	88	314
Notes receivable	899	447
Less: Allowance for doubtful accounts (Exhibit V)	(404)	(442)
Shareholder company – Pluspetrol S.A. (Note 3.k.2)	2,981	—
Other	2,106	1,484

	65,983	29,014

		Unaudited
	2005	2004
Noncurrent:
Deferred tax assets (Note 3.I)	2,956	5,157
Turnover tax credit	2,739	897
Notes receivable	1,111	2,284
Shareholder company – Pluspetrol S.A. (Note 3.k.2)	2,629	—
Other	441	509

	9,876	8,847

d) Inventories:
Refined products	63,627	60,818
Materials and spare parts	20,961	22,175
Allowance for materials’ impairment (Exhibit V)	(4,218)	(4,218)
Crude oil	23,611	14,901
Advances to suppliers	138	248
Other	918	902

	105,037	94,826

e) Accounts payable:
Common suppliers	120,822	96,861
Shareholder companies:
· YPF S.A.	74,983	74,218
. Petrobras Energía S.A.	22,944	15,164
· Pluspetrol S.A.	4,496	3,341
Related companies:
· Pluspetrol Energy S.A.	1,633	1,076
· Pluspetrol Bolivia Corporation S.A.	26	14

	224,904	190,674

f) Loans:
Short-term bank loans	77,303	75,893
Interest payable	2,265	1,398

	79,568	77,291

g) Taxes payable:
Income tax, net of prepayments and withholdings	25,402	32,080
Tax on fuel transfers	812	2,801
Other withholdings	5,012	4,629
Tax on diesel oil transfer or import	—	776
Other	292	534

	31,518	40,820

	Income (Loss)
		Unaudited
	2005	2004	2003
h) Net sales:
Gross sales (1)	1,462,820	1,115,978	901,772
Withholdings on exports (2)	(33,709)	(25,438)	(20,092)

	1,429,111	1,090,540	881,680

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

	Millions of Argentine pesos
		Natural gas
	Condensed and crude oil	by-products
2006	241	83
2007	93	82
2008	82	72
2009	80	71
2010 and subsequent years	38	180

	534	488

The Company assumed different sales commitments of virgin gasoline, diesel oil and natural gas by-products. The amounts of sale obligations, calculated on the basis of future estimated prices and the expected volumes for the coming years are:

	Millions of Argentine pesos
	Virgin		Natural gas
Year	gasoline	Diesel Oil	by-products
2006	418	260	170
2007	134	243	170
2008	—	54	42

	552	557	382

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

5. TRANSACTIONS WITH SHAREHOLDER COMPANIES AND RELATED COMPANIES
During the fiscal years ended December 31, 2005, 2004 and 2003, the Company engaged in transactions with the shareholder companies and related companies as follows:

		Unaudited
	2005	2004	2003
Sale of products and services:
Shareholder companies:
· YPF S.A.	167,713	152,317	124,870
· Pluspetrol S.A.	40,171	32,156	20,880
· Petrobras Energía S.A.	122,338	77,384	57,339
Related companies:
· Repsol YPF Trading y Transporte S.A.	528,254	380,716	287,265
· Petrobras Bolivia Distribución S.A.	118,834	57,411	49,731
· Pluspetrol Energy S.A.	448	396	413
· Pluspetrol Bolivia Corporation S.A.	24	45	—
· Repsol Gas S.A.	—	111	3,468

	977,782	700,536	543,966

Purchases of products and services:
Shareholder companies:
· YPF S.A.	315,059	286,730	269,838
· Petrobras Energía S.A.	78,838	43,080	39,879
· Pluspetrol S.A.	37,746	35,859	20,595
· Petrobras Energía S.A – Fees to the operator (1)	3,031	2,974	2,933
Related companies:
· Empresa Petrolera Andina S.A.	151,182	30,024	—
· Pluspetrol Bolivia Corporation S.A.	8,681	5,353	1,312
· Pluspetrol Energy S.A.	11,776	11,060	13,638

	606,313	415,080	348,195

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

EXHIBIT I
REFINERÍA DEL NORTE S.A.
CHANGES IN PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, 2005, 2004 AND 2003
(Figures stated in thousands of Argentine pesos – Note 2.II.)

	2005
	Original cost
Main account	At beginning	Additions	Transfers	Decreases	At end
Gas stations	18,077	—	1,380	—	19,457
Buildings and construction	16,429	—	1,750	(506)	17,673
Compression plant equipment and facilities	2,895	—	23	—	2,918
Pumping stations equipment and facilities	23,748	—	83	—	23,831
Multiple pipeline equipment and facilities	127,552	—	6,926	(309)	134,169
Refinery equipment and facilities	316,154	—	25,159	—	341,313
Tools	3,922	104	—	(4)	4,022
Software	14,937	989	—	(42)	15,884
Furniture and office supplies	5,073	451	—	(7)	5,517
Vehicles	5,178	—	—	(150)	5,028
Storage and dispatch units	44,355	—	193	—	44,548
Works in process	20,458	28,063	(22,155)	—	26,366
Plots of land	3,705	—	—	(56)	3,649
Advances to suppliers	1,557	4,371	(3,989)	—	1,939
Materials and spare parts	5,123	9,175	(9,370)	—	4,928

Total as of 12/31/2005	609,163	43,153	—	(1,074)	651,242

Total as of 12/31/2004 (Unaudited)	569,695	46,750	—	(7,282)	609,163

Total as of 12/31/2003 (Unaudited)	538,466	44,338	—	(13,109)	569,695

							2004	2003
	2005						(Unaudited)	(Unaudited)
	Accumulated depreciation
		For the year
						Net book	Net book	Net book
Main account	At beginning	Rate %	Amount	Decreases	At end	Value	value	value
Gas stations	7,930	4 to 7	1,333	—	9,263	10,194	10,147	10,640
Buildings and construction	5,308	2 to 10	828	(206)	5,930	11,743	11,121	12,912
Compression plant equipment and facilities	52	3 to 7	117	—	169	2,749	2,843	—
Pumping stations equipment and facilities	8,462	4 to 6	1,056	—	9,518	14,313	15,286	16,214
Multiple pipeline equipment and facilities	50,022	2 to 6	4,764	(245)	54,541	79,628	77,530	74,385
Refinery equipment and facilities	138,409	4 to 10	21,738	—	160,147	181,166	177,745	188,894
Tools	3,474	9 to 20	200	(4)	3,670	352	448	559
Software	11,316	10 a 33	1,445	(28)	12,733	3,151	3,621	4,077
Furniture and office supplies	4,741	10 to 20	224	(6)	4,959	558	332	620
Vehicles	3,976	20	404	(109)	4,271	757	1,202	1,608
Storage and dispatch units	12,849	4 to 10	1,869	—	14,718	29,830	31,506	29,239
Works in process	—		—	—	—	26,366	20,458	3,943
Plots of land	—		—	—	—	3,649	3,705	3,800
Advances to suppliers	—		—	—	—	1,939	1,557	82
Materials and spare parts	—		—	—	—	4,928	5,123	4,560

Total as of 12/31/2005	246,539		33,978	(598)	279,919	371,323

Total as of 12/31/2004 (Unaudited)	218,162		32,878	(4,501)	246,539		362,624

Total as of 12/31/2003 (Unaudited)	195,867		28,192	(5,897)	218,162			351,533

EXHIBIT II
REFINERÍA DEL NORTE S.A.
INFORMATION REQUIRED UNDER SECTION 64(1)b OF LAW No. 19,550
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Figures stated in thousands of Argentine pesos – Note 2.II.)

	Unaudited
	2003	2004	2005
				Operating	Administrative	Selling
Accounts	Total	Total	Total	expenses	expenses	expenses
Payroll and social security taxes	17,264	20,367	27,548	4,604	11,568	11,376
Other employee benefits	3,320	4,051	3,730	479	1,897	1,354
Taxes, charges and contributions	14,179	14,737	15,785	366	8,576	6,843
Depreciation of property, plant and equipment	28,192	32,878	33,978	23,214	925	9,839
Intangible assets amortization	890	872	922	—	—	922
Maintenance expenses	12,834	8,859	12,246	5,753	791	5,702
Transportation and storage expenses	18,457	22,226	25,909	—	—	25,909
Electric power, fuels and lubricants and other	10,767	19,638	30,994	28,945	66	1,983
Consumption of materials and spare parts	4,843	6,465	6,189	3,792	427	1,970
Insurance	7,210	5,142	5,771	4,770	834	167
Works and other services contracted	8,550	11,198	12,778	4,467	3,315	4,996
Communications	2,048	2,148	2,215	135	623	1,457
Traveling and living expenses	901	1,254	1,180	47	641	492
Advertising	2,736	2,904	2,563	—	—	2,563
Professional fees	4,321	4,730	4,802	55	4,507	240
Other	5,243	6,063	5,010	98	1,814	3,098

Total 2005			191,620	76,725	35,984	78,911

Total 2004 (Unaudited)		163,532		59,352	31,364	72,816

Total 2003 (Unaudited)	141,755			48,496	28,202	65,057

EXHIBIT III
REFINERÍA DEL NORTE S.A.
ASSETS AND LIABILITIES IN FOREIGN CURRENCY
AS OF DECEMBER 31, 2005 AND 2004
(Figures stated in thousands)

	2004 (Unaudited)		2005
					Effective			Booked amount
	Currency and		Currency and		exchange			in thousands of
Item	amount		amount		rate			Argentine pesos
CURRENT ASSETS
Cash	USD	2	USD	3	(a	)	3.0315	9
Investments	USD	16,312	USD	1,021	(a	)	3.0315	3,094
Other receivables		—	USD	1,088	(a	)	3.0315	3,299
Trade receivables	USD	10,447	USD	28,256	(a	)	3.0315	85,657
Inventories – Advances to suppliers	USD	83	USD	45	(a	)	3.0315	138

Total current assets								92,197

NONCURRENT ASSETS
Other receivables		—	USD	867	(a	)	3.0315	2,629

Total noncurrent assets								2,629

Total assets								94,826

CURRENT LIABILITIES
Accounts payable	USD	21,528	USD	30,880	(a	)	3.0315	93,612
Loans	USD	25,991	USD	26,247	(a	)	3.0315	79,568

Total current liabilities								173,180

(a)	Benchmark exchange rate of the BCRA (Central Bank of Argentina).

EXHIBIT IV
REFINERÍA DEL NORTE S.A.
BREAKDOWN OF CURRENT INVESTMENTS, RECEIVABLES, LOANS AND OTHER
LIABILITIES
AS OF DECEMBER 31, 2005
(Figures stated in thousands of Argentine pesos – Note 2.II.)

	Assets				Liabilities
	Current						Other
Term	investments		Receivables		Loans		liabilities
With no maturity	—		5,695	(5)	—		81,247	(6)

With maturity

Matured:
- Up to 3 months	—		65,745		—		19,720
- From 3 to 6 months	—		—		—		418
- From 6 to 9 months	—		1		—		164
- From 9 to 12 months	—		439		—		433
- From 1 to 2 years	—		277		—		349
- Over 2 years	—		12,931		—		760

Total matured	—		79,393		—		21,844

To mature:
- Up to 3 months	4,444		165,891		78,436		143,135
- From 3 to 6 months	—		206		453		28,432
- From 6 to 9 months	—		44		679		—
- From 9 to 12 months	—		2,818		—		—
- From 1 to 2 years	—		3,332		—		—
- Over 2 years	—		4,141		—		—

Total to mature	4,444		176,432		79,568		171,567

Total with maturity	4,444		255,825		79,568		193,411

Total	4,444	(1)	261,520	(2)	79,568	(3)	274,658	(4)

(1)	Accruing interest at a variable rate of about 3.76% per annum.
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

EXHIBIT V
REFINERÍA DEL NORTE S.A.
CHANGES IN ALLOWANCES AND RESERVES AS OF DECEMBER 31, 2005 AND 2004
(Figures stated in thousands of Argentine pesos – Note 2.II.)

	2005
	Balances at
	beginning					Balances at
Item	of year	Increases		Decreases		end of year
Deducted from assets:

- Allowance for doubtful accounts	6,886	—		26		6,860
- Allowance for materials’ impairment	4,218	—		—		4,218

Total 2005	11,104	—		26	(1)	11,078

Total 2004 (Unaudited)	8,931	2,173		—		11,104

Total 2003 (Unaudited)	12,243	—		3,312		8,931

Included in liabilities:

- Noncurrent – Reserve for contingencies	10,429	2,878		1,655		11,652

Total 2005	10,429	2,878	(2)	1,655	(3)	11,652

Total 2004 (Unaudited)	13,072	9,625		12,268		10,429

Total 2003 (Unaudited)	5,557	7,796		281		13,072

(1)	Used over the year.
(2)	Charge for the year allocated to “Other income, net” account in the statement of income.
(3)	Used over the year.

REFINERÍA DEL NORTE S.A.

STATEMENT OF INCOME
(Unaudited)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

(Figures stated in thousands of Argentine pesos – Note 2.II.)

NET SALES (Note 3.i)	1,516,420

COST OF SALES (Note 3.j)	(1,180,701)

Gross profit	335,719

ADMINISTRATIVE EXPENSES (Exhibit II)	(43,294)

SELLING EXPENSES (Exhibit II)	(90,380)

OTHER EXPENSES	(5,884)

FINANCIAL INCOME (EXPENSE) AND HOLDING GAINS (LOSSES) (Note 3.k)	(16,494)

OTHER EXPENSES, NET (Note 3.l)	(35,523)

Income before income tax	144,144

INCOME TAX (Note 3.m)	(54,952)

Net income for the year	89,192

The accompanying notes 1 through 7 and supplementary statements (Exhibits I through V)
are an integral part of these statements.

REFINERÍA DEL NORTE S.A.
(Unaudited)
BALANCE SHEETS AS OF DECEMBER 31, 2006
(Figures stated in thousands of Argentine pesos – Note 2.II.)

ASSETS
CURRENT ASSETS
Cash	6,044
Investments (Note 3.a)	47,005
Trade receivables (Note 3.b)	118,680
Other receivables (Note 3.c)	153,202
Inventories (Note 3.d)	112,238

Total current assets	437,169

NONCURRENT ASSETS
Investments	3
Trade receivables	2,564
Other receivables (Note 3.c)	17,993
Materials and spare parts	18,537
Property, plant and equipment (Exhibit I)	400,752
Intangible assets	3,229

Total noncurrent assets	443,078

Total assets	880,247

LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 3.e)	258,684
Loans (Note 3.f)	79,848
Payroll and social security taxes	6,188
Taxes payable (Note 3.g)	3,456
Other Liabilities (Note 3.h)	29,369
Dividends to be pay	35,605

Total current liabilities	413,150

NONCURRENT LIABILITIES
Other liabilities (Note 3.h)	9,002
Total noncurrent liabilities	9,002

Total liabilities	422,152

SHAREHOLDERS’ EQUITY (as per related statements)	458,095
880,247

The accompanying notes 1 through 7 and supplementary statements (Exhibits I through V)
are an integral part of these statements.

REFINERÍA DEL NORTE S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
(Unaudited)

(Figures stated in thousands of Argentine pesos – Note 2.II.)

	Shareholders’ contributions		Retained earnings
		Adjustment			Unappropriated
		to capital	Legal	Voluntary	retained
	Capital stock	stock	reserve	reserve	earnings	Total

Balances at beginning of the year	91,607	130,190	22,471	—	160,240	404,508

Decisions of the Regular Shareholders’ Meetings of April 14, 2006:

- Earnings distribution:
to cash dividends	—	—	—	—	(35,605)	(35,605)
to legal reserve	—	—	8,012	—	(8,012)	—
to voluntary reserve	—	—	—	116,623	(116,623)	—

Net income for the year	—	—	—	—	89,192	89,192

Balances at end of the year	91,607	130,190	30,483	116,623	89,192	458,095

The accompanying notes 1 through 7 and supplementary statements (Exhibits I through V)
are an integral part of these statements.

REFINERÍA DEL NORTE S.A.
STATEMENT OF CASH FLOWS (1)
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
(Unaudited)
(Figures stated in thousands of Argentine pesos – Note 2.II.)

Cash provided by operations:
Net income for the year	89,192
Adjustments to reconcile the net income for the year to the cash provided by operations:
Income tax accrued	54,952
Income tax paid	(85,498)
Depreciation of property, plant and equipment	37,641
DGR Salta Agreement	29,369
Property, plant and equipment retirements
Intangible assets amortization
Reestimation of provisions and reserves	(3,374)
Interest accrued	4,053
Interest paid	(4,208)
Inventory holding (gains) losses	9,757
Consumption of materials and spare parts	7,372
Compensation for contractual breach	—
Other financial income, net	1,735
Changes in assets and liabilities
Trade receivables	56,496
Other receivables	(95,336)
Inventories	(24,293)
Accounts payable	33,780
Payroll and social security taxes and taxes payable	2,263
Other liabilities	548

Cash provided by operations	114,449

Cash used in investing activities:
Acquisition of property, plant and equipment	(67,279)
Investments other than cash	—
Sale of property, plant and equipment	(155)
Increase in intangible assets	(1,680)

Cash used in investing activities	(69,114)

Cash used in financing activities:
Net short-term loans obtained (paid)	969
Dividends paid	—

Cash used in financing activities	969

Effect of inflation and devaluation on cash	—
(Decrease) increase in cash	46,304

Cash and cash equivalents at beginning of the year (1)	6,745

Cash and cash equivalents at end of the year (1)	53,049

(1)	Cash plus current investments with original maturities of three months or less.

The accompanying notes 1 through 7 and supplementary statements (Exhibits I through V) are an integral part of these statements.

REFINERÍA DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006
(Unaudited)
(Figures stated in thousands of Argentine pesos – Note 2.II., unless otherwise indicated)

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

Refinor’s financial statements have been prepared in accordance with valid professional accounting standards in the city of Buenos Aires, Argentine Republic.

On August 10, 2005, through Resolution 93/2005, the Economic Science Professional Council of Buenos Aires (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires -CPCECABA) approved certain amendments for current accounting standards, in the process of unification of the existing accounting standards in Argentina. Such resolution has general validity in the city of Buenos Aires for the fiscal years starting January 1, 2006, considering a transition regime that extends the mandatory validity of certain amendments for the fiscal years started January 1, 2008.

The most relevant amendments for the Company are detailed below:

a)	The difference between the carrying value adjusted by inflation of property, plant and equipment (and further non monetary assets) and their tax basis is a temporary difference that would result in the recognition of a deferred liability, but it can still be considered as a permanent difference in which case, it is necessary to disclose additional information. The Company has chosen to still consider this difference as permanent, and the requirement of disclosing additional information has been extended through January 1, 2008, due to the above-mentioned transition regime.

b)	For the purpose of comparison of the book value of property, plant, and equipment and certain intangible assets and their recoverable values the comparison with undiscounted expected net cash flow is eliminated and a an impairment must be recorded as long as the expected present value of the free cash flow (and the net value of realization) are lower than the carrying value. Likewise, the comparison must be made at each asset level, or, in case of impossibility based on objective reasons, at of each cash-generating activity level. The CPCECABA extended the effective date of this amendment through January 1, 2008.

c)	The exemption of Resolution 87/03 of CPCECABA that allowed not to discount, at the closing of the fiscal year, the current balances of non commercial and non financial receivables and liabilities in the context of stability, was eliminated.

d)	For issues not provided in the particular or general accounting standards, and which cannot be solved through using the Conceptual Framework of the accounting standards, the International Standards of Financial Information and Interpretations, approved by the International Accounting Standard Board, shall apply as a supplement, which are in force in the year on which such supplement is applicable.

Additionally, on August 23, 2005, IGJ (Argentine Regulatory Agency of Companys) issued the General Resolution N° 7/05 through which it approved a new Revised Text whose most relevant amendment for the Company is the measurement based on nominal value of the deferred tax assets and liabilities. This resolution is effective as from February 21, 2006.

The adoption of new valuation criteria has not had any significant effects on the results of this fiscal year or in the results of previous years.

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

The main valuation methods used to prepare these financial statements are:

a) Cash and investments:

– Cash and certificates of deposit in local currency: at nominal value.

– Cash and certificates of deposit in foreign currency: at nominal value, converted at the prevailing exchange rates at each year-end. Foreign exchange differences were charged to the statement of income for each year.

– Mutual funds: at market prices as of each year-end.

Current investments include financial income (expense) accrued as of each year-end.

Noncurrent investment in subsidiary: it includes the 100% interest in the capital stock of Refinor Internacional S.A., a company organized in Bolivia and acquired by Refinor in October, 2005, by the holding of 6 registered shares of common stock, face value USD 166 per share. This company closes its fiscal year on December 31, 2006, and it has not been engaged in any transactions since its acquisition in October 2005. As of December 31, 2006, its shareholders’ equity amounted to 3. This investment was valued by the equity method using Management information available as of year-end. The Company’s Management decided not to file consolidated financial statements considering the scarce significance of the amounts involved. The management of the Company decided not to issue consolidated financial statements, considering the non significance of this investment.

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

d) Other receivables and payables (except contingencies):

Receivables from and payables to third parties, except for those indicated in sections (b) and (c) above, were valued on the basis of the amount to be collected and paid, respectively, discounted in the relevant cases. Receivables from and payables to related companies were valued at nominal value plus accrued financial income (expense) accrued. Deferred income tax balances have been value at it nominal value. .

The amounts in foreign currency were converted at the prevailing exchange rates at year end for the settlement of these transactions.

e) Inventories:

Crude oil and refined products: at replacement or reproduction cost, as applicable.

Materials and spare parts: at replacement cost, net of an allowance for obsolesence.

Advances to suppliers: valued on the basis of the amounts of money delivered. The amounts in foreign currency were converted at the prevailing exchange rates at year-end for the settlement of these transactions.

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

As of December 31, 2006, the Company recognized deferred tax assets since the future recoverability thereof has been evaluated as probable.

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

As of December 31, 2006, the income tax amount calculated exceeded minimum presumed income tax. Note 3.m to these financial statements discloses the changes and breakdown of income tax and deferred tax accounts.

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

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the “Other liabilities” account, in the line of Reserves. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

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

k) Statement of income accounts:

Restated into constant currency according to Note 2.ll, considering the following:

– The charges for consumption of nonmonetary assets were determined based on the restated values of such assets.

– Financial income (expense) and holding gains (losses) are broken down between those generated by assets and those generated by liabilities and they include nominal financial income and expense, foreign exchange differences, the effects of inflation on monetary assets and liabilities and other holding gains (losses).

3. BREAKDOWN OF MAIN ACCOUNTS

The main accounts break down as follows:

2006
a) Investments:
Current:
Certificates of deposit	5,155
Mutual funds	41,850

47,005

b) Trade receivables:
Current:
Common receivables	12,609
Receivables under litigation	5,742
Shareholder companies:
• Petrobras Energía S.A.	16,012
• YPF S.A.	11,034
• Pluspetrol S.A.	2,864
Related companies:
• Repsol YPF Trading y Transporte S.A.	75,811
• Pluspetrol Energy S.A.	3

124,075
Less: Allowance for doubtful accounts (Exhibit V)	(5,395)

118,680

2006
c) Other receivables:
Current:
VAT credit	138,499
Income Tax Credit	6,918
Tax on diesel oil transfer or import credit	1,451
Prepaid insurance	2,505
Advances to suppliers	1,277
Court deposit	709
Notes receivable	865
Allowance for doubtful accounts (Exhibit V)	(393)
Other	1,371

153,202

Noncurrent:
Deferred tax assets (Note 3.m)	13,440
Turnover tax credit	3,053
Notes receivable	1,430
Other	70

17,993

d) Inventories:
Refined products	69,171
Crude oil	21,956
Materials and spare parts	24,642
Allowance for materials ´ impairment (Exhibit V)	(4,206)
Other	675

112,238

e) Accounts payable:
Common suppliers	140,118
Shareholder companies:
• YPF S.A.	85,781
. Petrobras Energía S.A.	10,782
• Pluspetrol S.A.	2,807
Related companies:
• Petrobras Bolivia S.A.	12,472
• Pluspetrol Energy S.A.	3,780
• Petrobras Energía S.A. Suc. Bolivia	2,934
• Pluspetrol Bolivia Corporation S.A.	10

258,684

f) Loans:
Short-term bank loans	78,272
Interest payable	1,576

79,848

2006

g) Taxes payable:
Other withholdings	3,371
Other	85

3,456

h) Other liabilities
Current:
Allowances (Exhibit V)	29,369

29,369

Noncurrent:
Servitudes	1,427
Allowances (Exhibit V)	7,575

9,002

2006
Income (loss)

i) Net sales:
Gross sales (1)	1,547,099
Withholdings on exports (2)	(30,679)

1,516,420

(1) Sales for the fiscal year ended December 31, 2006, made mainly to Repsol YPF Trading y Transporte S.A., YPF S.A., Petrobras Energía S.A., Petrobras Bolivia Distribución S.A., represented about 43%, 10%, 9% and 4%, respectively, of total gross sales.

(2) The Argentine Government implemented a withholding on exports system amounting to 5% of hydrocarbons by-products and 20% of LPG exports.

j) Cost of sales:

Inventories in stock at beginning of year	123,611
Purchase of goods and services	1,106,142
Operating expenses (Exhibit II)	97,364
Inventory holding gains (losses) (Note 3.k)	(9,757)
Plant idle capacity	(5,884)
Less: Inventories in stock at end of year	(130,775)

1,180,701

k) Financial income (expense) and holding gains (losses):

From assets:
Due to foreign exchange differences	718
Inventory holding losses	(9,757)
Interest accrued	3,964
Assets discounts	(1,477)
Other	29

Subtotal from assets	(6,523)

From liabilities:
Due to foreign exchange differences	(1,457)
Interest accrued	(8,017)
Liabilities discounts	548
Commissions and other bank expenses	(1,045)

Subtotal from liabilities	(9,971)

Total	(16,494)

l) Other expense, net:

Allowance for DGR Salta Agreement (Note 4)	(37,200)
Reestimation of provisions and reserves	3,374
Others	(1,697)

Total	(35,523)

2006
Estimated tax payable	(65,436)
Changes in nominal deferred tax	10,484

Total income tax	(54,952)

Income for the year before income tax	144,144
Effective tax rate	35%

(50,450)
Permanent differences at tax rate:
- Restatement into constant pesos	(4,119)
- Other	(383)

Total income tax	(54,952)

Deferred tax net assets as of December 31, 2006 and 2005, break down as follows:

Asset differences
- Deferred foreign exchange difference	—
- Non-deductible allowances	15,393
- Foreign Investments Differencer	2,615
- Other, not individually significant	575
Liability differences
- Valuation of inventories	(5,143)

13,440

4. MAIN COMMITMENTS ASSUMED BY THE COMPANY AND CONTINGENCIES

Commitments

The Company has assumed different commitments for the purchase of crude oil, condensed oil, natural gas derivatives, catalytic gasoline, and MTBE (methyl tert-butyl ether) at prices adjusted depending on a variable scale based on the WTI international price (regularly revised according to the evolution of domestic market) for crude and condensed oil, for the purchase price agreed with each manufacturer for the derivatives of natural gas, for Unlead 87 international quotation for catalytic gasoline, and for the international quotation for MTBE. The amounts, volumes, and estimated prices of the purchase obligations for the next years are provided below:

	Condensed and crude oil			Natural gas by-products
	Volume	Price/	Millions	Volume	Price/ M	Millions
Year	M Bbl	M Bbl	$	M MMBTU	MMBTU	$
2007	1,603	0.116	186	18,872	0.0078	147
2008	1,348	0.115	155	17,282	0.0078	135
2009	1,002	0.111	111	16,883	0.0078	132
2010	485	0.103	50	12,381	0.0077	95
2011 and subsequent years	—	-	—	24,204	0.0074	179

Total	4.438		502	89,622		688

	Catalític Gasoline			MTBE
	Volume	Price/	Millions	Volume	Price /	Millions
Year	M M3	M M3	$	M Tn	M Tn	$
2007	18.05	1.303	24	6.34	1.83	12
2008	—	—	—	5.80	1.78	10

Total	18.05		24	12.14		22

The Company assumed different sales commitments of virgin gasoline, diesel oil, virgin gasoline-butane interface and natural gas by-products, fuel oil and motonaftas. The amounts of sale obligations, calculated on the basis of future estimated prices and the expected volumes for the coming years are:

	Virgin gasoline			Natural gas by-products
	Volume	Price/	Millions	Volume	Price/	Millions
Year	M Tn	M Tn	$	M M3	M M3	$
2007	138	1.53	211	63	0.844	53
2008	-	-	-	15	0.807	12

Total	138		211	78		65

	Interface			LPG
	Volume	Price /	Millions	Volumen	Price /	Millions
Year	M Tn	M Tn	$	M Tn	M Tn	$
2007	17	1.27	22	256	0.737	189
2008	—	—	—	64	0.733	47

Total	17		22	320		236

	Fuel Oil			Gasolines
	Volumen	Precio	Millions	Volumen	Price /	Millions
Year	M M3	/ M M3	$	M M3	M Tn	$
2007	6	0.699	4	15	0.795	12
2008	—	—	—	4	0.795	3

Total	6		4	19		15

A total amount of 58% and 98% of the purchase and sale commitments, respectively, mentioned above were executed with shareholders and related companies.

The Company has assumed a commitment with TGS (Transportadora de Gas del Sur) for provision of gas compression service. It shall be valid through May 31, 2012 and the amount is of 12.73 million pesos to that date.

The Secretary of Energy, through Resolutions 1679/2004 and 1338/2006, requires, among other issues, that the market agents record all export operations of gas oil, gasoline, fuel oil and their combinations, diesel oil, air-kerosene or jet-fuel, lubes, asphalt, coke, and derivatives for petro-chemical use for their prior approval, having to proof that the demand of the entire business chain, both retail and wholesale, whether identified as a flag or refinery, or not, is duly satisfied or that the internal demand has been given the chance of purchasing the product in question. This evidence must be made through a declaration affidavit. To the date of issuance of these financial statements, the Direction of the Company obtained the corresponding authorizations to perform the mentioned exports and is assessing the commercial operations to be used in order to comply with the existing agreements.

The fuel market of Bolivia, historically a gas oil deficit country, was and still is a natural market for Refinor, since the distillery is located a few kilometers far from the limit. The Company exported in the 2003-2005 period about 42% of its production, which equals 60% of imported gas oil in such country. This way, the needs of the neighbor country were met.

As from this year, the private importers of Bolivia, Refinor’s clients, were left outside the market when the Bolivian Government decided on the direct import by the State and the situation in Bolivia complicated from the point of view of its crude and condensed oil exports. This turning point commercially damaged Refinor, since, on one hand, less purchases of Bolivian condensed oil were made and, on the other hand, it caused a stop in the deliveries of gas oil to the neighbor country.

However, and considering the deficit of fuel and competitiveness of Refinor as regards supply, it can be assumed that in the next few months, the situation will tend to be equal to the one existing before the political changes made by the new government.

Litigations and claims

Gasoline Sales to Paraguay
The Company is a party to a criminal trial, arisen in a claim brought against it, with the National Customs Office for sale operations of gasoline made to Paraguay in 1996 and, for this reason, it is investigating such operations, specially two clients of the Company and a carrier company, hired by the clients. On March 13, 2006, the Federal Court of Appeal of Tucuman revoked the appealed resolution providing the lack of grounds for the action of a former employee of Refinor, providing his prosecution. Against such resolution, an appeal for reversal was filed before the National Chamber of Criminal Appeals which was rejected by the Federal Chamber of Appeals in a divided sentence, and a complaint was filed before the Court of Appeal. To this date, such resource is under study. Based on the acting in good faith of the Company and in the opinion of our legal advisors, a favorable resolution for the interests thereof can be expected.

On September 20, 2001, and in connection to the criminal trial for gasoline sale operations made to Paraguay as mentioned in the above paragraph, the Internal Revenue Office (Dirección General Impositiva -DGI) served notice in the process of determining on the court’s own motion for the amounts of the fuel transfer tax and value added tax allegedly omitted in such transactions for about 1,400 and incidental fines and interests. Having the Company filed its defense before the DGI on October 17, 2001, the entity on December 14, 2001, made a decision stating its desire to receive the money. On February 15, 2002, an appeal was filed before the Tax Court of the Nation. To the date of filing of these financial statements, all the offered evidence has been produced. In the opinion of the legal advisors of the Company, a favorable resolution can be expected in this suit.

Claims and DGR-Salta Agreement
On September 1, 2005, the Salta General Revenues Office notified the Company about the Resolution 828/05 for which on the court’s own motion it determined about 7,429, between capital and interests, for alleged difference in the tax schedule of the activity carried out by the Company. It filed an answer and on June 27, 2006, the rejection of the filed claim was received.

On the other hand, on July 14, 2006, the same Office notified its Resolutions 993 and 994, in which the way of distribution of profits in the gross income tax in the different jurisdictions, was questioned. The demanded amount was of 51,016, plus incidental interests and fines. In the opinion of this Company, such determinations are not aware of the rules of the Multilateral Agreement and existing case law.

Finally, through Resolutions 783 of November 5, 2005 and 992, of July 14, 2006, of the mentioned Revenues office in Salta, the sales prices of LPG (Liquefied Petroleum Gas) to certain clients were objected, since there were considered as not matching the market values. Therefore, a difference of 5,350 plus incidental interests and fines, was determined. In both cases, the Company filed its answer arguing that the sale prices used were correct since the agreements with such clients have, among others, the following characteristics: they are long term agreements, with special conditions of shipment of the products under the “take or pay” modality and they are carried out with wholesale clients instead of retailers.

In connection to the three abovementioned claims, it is worth mentioning that, after the closing of the fiscal year, the Company raised a proposal in accordance with the General Revenues Office of the province of Salta, by virtue of which the Company agrees to pay to such entity the amount of 37,200 and both parties waive the legal actions and/or administrative actions brought in due course, and the determinations made by the General Revenues Office are not valid. This proposal was accepted in January 2007, by Resolution 19/2007 of the Ministry of Taxes and Public Works of Salta and ratified by Executive order 267/07 of the governor of Salta, published in the Official Gazette on January 19, 2007.

Consequently, the Company acknowledged a liability of 29,369 in these financial statements, to reflect the effects of such agreement, considered as part of payment of the agreed amount paid by these claims in prior stages.

DGR-Jujuy Claim

The General Revenue Office of Jujuy filed a claim to the Company for a modification in the gross income tax, amounting to 504 plus incidental interests and fines, based on the fact that the activity should have been classified under “Assets production” instead of “Manufacturing of Oil Refinery products” applied by the Company. It filed an answer that was rejected by the General Revenue Office of Jujuy on January 6, 2006, for this reason, on January 27, 2006, an appeal was filed. In the opinion of the legal advisors of the Company, a favorable resolution to this suit can be expected.

Other Claims
Additionally, to the date of issuance of these financial statements, other legal actions are in process, related to the operations of the Company. The Company management, based on the opinion of the legal and tax advisors, estimates that the final result of the mentioned suits will have no adverse effects in the financial position or the results of the Company’s operations.

5. TRANSACTIONS WITH SHAREHOLDER COMPANIES AND RELATED COMPANIES

During the fiscal years ended December 31, 2006, the Company engaged in transactions with the shareholder companies and related companies as follows:

2006
Sale of products and services:
Shareholder companies:
• YPF S.A.	155,709
• Pluspetrol S.A.	50,432
• Petrobras Energía S.A.	142,635
Related companies:
• Repsol YPF Trading y Transporte S.A.	661,827
• Petrobras Bolivia Distribución S.A.	60,435
• Pluspetrol Energy S.A.	212
• Pluspetrol Bolivia Corporation S.A.	27

1,071,277

Purchases of products and services:
Shareholder companies:
• YPF S.A.	391,959
• Petrobras Energía S.A.	98,736
• Pluspetrol S.A.	52,373
• Petrobras Energía S.A – Fees to the operator (1)	3,079
Related companies:
. Petrobras Bolivia S.A.	42,128
• Empresa Petrolera Andina S.A.	31,138
• Pluspetrol Bolivia Corporation S.A.	10,974
. Petrobras Energia Suc.Bolivia S.A.	12,520
• Pluspetrol Energy S.A.	31,749

674,656

(1)	The Company is committed to recognizing technical operation assistance fees equivalent to 5% of gross earnings, up to an accumulated cap of USD 1,000,000 per fiscal year.

6.	CAPITAL STOCK BREAKDOWN AND RETAINED EARNINGS RESTRICTION

The capital stock was fixed at 91,607 represented by 91,607,310 book-entry shares of common stock, with Argentine peso 1 face value each, entitled to one vote per share, and broken down into class “A” and “B” shares, as detailed below:

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

The agreement signed on January 1, 2003, by oil and gas producers and refineries related to the stability of the price of fuels on the domestic market expired on April 30, 2004. The accumulated balance accrued by the Company in favor of oil and gas producers amounting to 74,854 and booked as current accounts payable as of December 31, 2006, will be paid over to them when the WTI value of crude oil is under USD 28.5 per barrel, under the mechanism provided for in such agreement.

As from May 1, 2004, producers and refiners independently executed agreements whereby the price of crude oil purchases paid by local refineries (including the Company) to producers is fixed considering a variable scale of the adjustment factor based on the WTI reviewed periodically on the basis of market changes.

EXHIBIT I

REFINERÍA DEL NORTE S.A.
CHANGES IN PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, 2006
(Figures stated in thousands of Argentine pesos – Note 2.II.)
(Unaudited)

	2006
			Original cost

	At
Main account	beginning	Additions	Transfers	Decreases	At end

Gas stations	19,457	—	996	(442)	20,011
Buildings and construction	17,673	—	174	—	17,847
Compression plant equipment and facilities	2,918	—	7,171	—	10,089
Pumping stations equipment and facilities	23,831	—	463	—	24,294
Multiple pipeline equipment and facilities	134,169	—	5,381	(322)	139,228
Refinery equipment and facilities	341,313	—	23,793	—	365,106
Tools	4,022	460	—	(4)	4,478
Software	15,884	1,096	—	—	16,980
Furniture and office supplies	5,517	15	—	—	5,532
Vehicles	5,028	387	—	(30)	5,385
Storage and dispatch units	44,548	—	1,365	—	45,913
Works in process	26,366	30,600	(4,969)	—	51,997
Plots of land	3,649	—	—	—	3,649
Advances to suppliers	1,939	2,195	(2,951)	—	1,183
Materials and spare parts	4,928	32,526	(31,423)	—	6,031
Total as of 12/31/2006 (Unaudited)	651,242	67,279	—	(798)	717,723

	2006
		Accumulated depreciation

		For the year

	At					Net book
Main account	beginning	Rate %	Amount	Decreases	At end	Value

Gas stations	9,263	4 to 7	1,786	(282)	10,767	9,244
Buildings and construction	5,930	2 to 10	957	—	6,887	10,960
Compression plant equipment and facilities	169	3 to 7	141	—	310	9,779
Pumping stations equipment and facilities	9,518	4 to 6	1069	—	10,587	13,707
Multiple pipeline equipment and facilities	54,541	2 to 6	4,924	(287)	59,178	80,050
Refinery equipment and facilities	160,147	4 to 10	24,919	—	185,066	180,040
Tools	3,670	9 to 20	166	(4)	3,832	646
Software	12,733	10 a 33	1,221	—	13,954	3,026
Furniture and office supplies	4,959	10 to 20	188	—	5,147	385
Vehicles	4,271	20	373	(16)	4,628	757
Storage and dispatch units	14,718	4 to 10	1,897	—	16,615	29,298
Works in process	—		—	—	—	51,997
Plots of land	—		—	—	—	3,649
Advances to suppliers	—		—	—	—	1,183
Materials and spare parts	—		—	—	—	6,031

Total as of 12/31/2006 (Unaudited)	279,919		37,641	(589)	316,971	400,752

EXHIBIT II

REFINERÍA DEL NORTE S.A.

INFORMATION REQUIRED UNDER SECTION 64(1)b OF LAW No. 19,550
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
(Figures stated in thousands of Argentine pesos – Note 2.II.)
(Unaudited)

	2006
		Operating	Administrative	Selling
Accounts	Total	expenses	expenses	expenses

Payroll and social security taxes	32,693	5,441	13,098	14,154
Other employee benefits	4,688	491	2,631	1,566
Taxes, charges and contributions	19,848	1,084	10,231	8,533
Depreciation of property, plant and equipment	37,641	26,391	982	10,268
Intangible assets amortization	842	—	—	842
Maintenance expenses	16,092	8,129	908	7,055
Transportation and storage expenses	26,798	—	—	26,798
Electric power, fuels and lubricants and other	43,623	41,045	73	2,505
Consumption of materials and spare parts	7,372	5,111	581	1,680
Insurance	6,042	4,156	460	1,426
Works and other services contracted	16,986	4,991	5,449	6,546
Communications	2,493	144	714	1,635
Traveling and living expenses	1,296	51	769	476
Advertising	2,997	—	—	2,997
Professional fees	5,702	154	5,397	151
Other	5,925	176	2,001	3,748

Total 2006 (Unaudited)	231,038	97,364	43,294	90,380

EXHIBIT III

REFINERÍA DEL NORTE S.A.

ASSETS AND LIABILITIES IN FOREIGN CURRENCY
AS OF DECEMBER 31, 2006
(Figures stated in thousands)
(Unaudited)

	2006
			Effective		Booked amount in
	Currency and		exchange		thousands of
Item	amount		rate		Argentine pesos

CURRENT ASSETS
Cash	USD	7	(a)	3,0695	21
Investments	USD	14,630	(a)	3,0695	44,907
Trade receivables	USD	23,529	(a)	3,0695	72,222
Other receivables	USD	86	(a)	3,0695	264
Inventories – Advances to suppliers	USD	—			—

Total current assets					117,414

NONCURRENT ASSETS
Other receivables	USD	—			—

Total noncurrent assets					—

Total assets					117,414

CURRENT LIABILITIES
Accounts payable	USD	30,261	(a)	3,0695	92,886
Accounts payable	EUR	502	(b)	4,0391	2,028

Loans	USD	25,984	(a)	3,0695	79,758

Total current liabilities					174,672

(a) Benchmark exchange rate of the BCRA (Central Bank of Argentina).
(b) As quoted by Banco de la Nacíon Argentina as of year end.

EXHIBIT IV

REFINERÍA DEL NORTE S.A.

BREAKDOWN OF CURRENT INVESTMENTS, RECEIVABLES, LOANS AND OTHER LIABILITIES
AS OF DECEMBER 31, 2006

(Figures stated in thousands of Argentine pesos – Note 2.II.)
(Unaudited)

	Assets				Liabilities
	Current						Other
Term	investments		Receivables		Loans		liabilities

With no maturity	—		153,680	(5)	—		83,857	(6)

With maturity

Matured:
- Up to 3 months	—		29,066		—		39,150
- From 3 to 6 months	—		339		—		621
- From 9 to 12 months	—		—		—		554
- From 1 to 2 years	—		38		—		—
- Over 2 years	—		9,864		—		703

Total matured	—		39,307		—		41,028

To mature:
- Up to 3 months	47,005		99,908		—		139,953
- From 3 to 6 months	—		345		79,848		66,068
- From 6 to 9 months	—		480		—		5,239
- From 9 to 12 months	—		186		—		6,159
- From 1 to 2 years	—		715		—		—
- Over 2 years	—		3,606		—		—

Total to mature	47,005		105,240				217,419

Total with maturity	47,005		144,547		79,848		258,447

Total	47,005	(1)	298,227	(2)	79,848	(3)	342,304	(4)

(1)	Accruing interest at a variable rate of about 4,95% per annum.

(2)	Receivables are disclosed excluding the allowance for doubtful accounts. Approximately 94% does not accrue interest, accruing the rest, interest at a fixed rate. The average weighted rate is approximately 6% per annum.

(3)	Loans accrue interest at a fixed variable rate. The average weighted rate, including taxes on interest, is approximately 4.51% per annum.

(4)	Not accruing interest, except for the accrual for purchase of raw material under the agreement with oil & gas producing companies amounting to 74,854, accruing interest at LIBOR.

(5)	Related to the balances of social contributions credit, and deferred tax assets.

(6)	Related to reserves for contingencies and accrual for purchase of raw material under the agreement with oil & gas producing companies.

EXHIBIT V

REFINERÍA DEL NORTE S.A.

CHANGES IN ALLOWANCES AND RESERVES AS OF DECEMBER 31, 2006

(Figures stated in thousands of Argentine pesos – Note 2.II.)

(Unaudited)

	2006
Item	Balances at Beginning of year	Increases		Decreases		Balances at end of year

Deducted from assets:

- Allowance for doubtful accounts	6,860	635		(1,707)		5,788
- Allowance for materials ´ impairment	4,218	-		(12)		4,206

Total 2006 (Unaudited)	11,078	635	(1)	(1,719	)(2)	9,994

Included in liabilities:

- Noncurrent – Allowance for contingencies	10,070	38,596		(11,722)		36,944

Total 2006	10,070	38,596	(1)	(11,722	)(3)	36,944

(1)	Charge for the year allocated to “Other income, net” account in the statement of income.

(2)	Used over the year.

(3)	Includes 7,614 used over the year and 4,108 received due to modification of the likelihood of occurrence.