Form 20-F
period 2007-12-31
PETROBRAS ENERGIA PARTICIPACIONES SA
filed 2008-06-27
CIK 1099205

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
Commission file number 001-14984
PETROBRAS ENERGÍA PARTICIPACIONES S.A.
(Exact name of Registrant as specified in its charter)

N/A	REPUBLIC OF ARGENTINA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation of organization)
Maipú 1, 22 S.S. Floor
(C1084ABA) Buenos Aires
Argentina
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of each Class	On Which Registered

American Depositary Shares, each representing 10 Class B	New York Stock Exchange
shares
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007 was:
Class B ordinary shares, par value P$1.00 per share 2,132,043,387
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Yes ☑     No ☐
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
Yes ☑     No ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐     IFRS ☐     Other ☑
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

ii

INTRODUCTION
All references in this annual report to:
“Petrobras Energía Participaciones,” “we,” “us,” “our,” and similar terms refer to Petrobras Energía Participaciones S.A. and its subsidiaries, but excludes affiliates and companies under joint control. Prior to July 2003, our corporate name was Perez Companc S.A.
“Petrobras Energía” refers to Petrobras Energía S.A., a subsidiary of Petrobras Energía Participaciones together with its controlled subsidiaries, but excludes affiliates and companies under joint control. Prior to July 2003, the corporate name of Petrobras Energía was Pecom Energía S.A. See “Item 4. Information on the Company—Our History and Development”.
“Petrobras” refers to Petróleo Brasileiro S.A. — PETROBRAS.
“Argentine pesos”, “pesos” or “P$” refer to the currency of the Republic of Argentina.
“U.S. dollars,” “US$” or “U.S.$” refer to the currency of the United States of America.
FORWARD LOOKING STATEMENTS
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

PART I
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
Our consolidated financial statements are prepared in accordance with regulations of the National Securities Commission (Comisión Nacional de Valores) (“CNV”), and, except for the matters described in Note 3 to our consolidated financial statements, with generally accepted accounting principles in Argentina (as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, or CPCECABA), or Argentine GAAP. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 21 to our financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us, and Note 22 provides a reconciliation to U.S. GAAP of net income, shareholders’ equity and certain other selected financial data.
This annual report also includes financial statements of Refinería del Norte, S.A. (“Refinor”) and Petroritupano, S.A. The financial statements of Refinor have been prepared in accordance with Argentine GAAP and presented in Argentine pesos, and the financial statements of Petroritupano, S.A. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and presented in US dollars.
Proportional consolidation of companies under which we exercise joint control
In accordance with the procedure set forth in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Science (“FACPCE”), we have consolidated our financial statements line by line on a proportional basis with the companies in which we exercise joint control (other than Compañía Inversora en Transmisión Eléctrica Citelec S.A., or Citelec). See “Item 5. Operating and Financial Review and Prospects — Proportional Consolidation and Presentation of Discussion”. In the consolidation of companies over which we exercise joint control, the amount of the investment in the companies under joint control and the interest in their income (loss) and cash flows are replaced by our proportional interest in the subsidiaries assets, liabilities and income (loss) and cash flows. In addition, related party receivables, payables and transactions within the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in that company.
Changes in professional accounting standards
On August 10, 2005, the Board of the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards, effective for fiscal years beginning on or after January 1, 2006. In addition, it contemplates transition standards that defer the mandatory effectiveness of certain changes until fiscal years beginning on or after January 1, 2008. Through General Resolution Nos. 485 and 487, dated December 29, 2005, and January 26, 2006, respectively, the CNV approved the aforementioned changes.
Figures for the years 2005 and 2004 have been restated to give effect to the aforementioned changes in the professional accounting standards.

The effects of these changes on our income statement and shareholders’ equity as of December 31, 2005 and 2004 are described below:

	Gain (loss)		Increase (decrease)
			Shareholders’ equity as of
	Income for		December 31,
	2005	2004	2005	2004
	(in millions of pesos)
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

(ii)
The difference between the inflation-adjusted book value of Property, plant and equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred liability, which – as provided by CNV General Resolution No. 487 – can either be booked or disclosed in notes to financial statements. The Company’s Management opted to book this effect.

(iii)
The effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge of net investment abroad no longer classified between liabilities and shareholders’ equity, and instead, are classified in shareholders’ equity.

U.S. GAAP Information
Neither the effects of inflation accounting nor the proportional consolidation of Distrilec or PVIE (only for the year ended December 31, 2007), jointly controlled companies, under Argentine GAAP have been reversed in the reconciliation to U.S. GAAP.
The proportional consolidation of Compañía de Inversiones de Energía S.A. (“CIESA”), another company under joint control, in 2007, 2006, 2005 and 2004 under Argentine GAAP has been reversed in the U.S. GAAP information. This reversal was a result of (1) CIESA having negative shareholders’ equity for each of those four years for purposes of U.S. GAAP, and (2) our not having assumed commitments to make capital contributions or to provide financial assistance to CIESA, which caused our interests in CIESA to be valued at zero.
Selected financial data for the year ended December 31, 2003 is not presented because we were not able to restate it to reflect the abovementioned changes in professional accounting standards without unreasonable effort or expense.

The following tables set forth selected financial data including data for joint control companies consolidated under the proportional consolidation method, as of and for the years ended December 31, 2007, 2006, 2005 and 2004:
Income Statement Data

	Year Ended December 31,
	2007	2006	2005	2004
	(in millions of pesos, except for per share amounts
	and share capital or as otherwise indicated)

Argentine GAAP:
Net sales	13,458	11,745	10,655	8,763
Cost of sales	(10,132)	(8,068)	(6,851)	(5,661)

Gross profit	3,326	3,677	3,804	3,102
Administrative and selling expenses	(1,444)	(1,277)	(1,136)	(967)
Exploration expenses	(172)	(117)	(34)	(133)
Other operating expense, net	(177)	(135)	(329)	(324)

Operating income	1,533	2,148	2,305	1,678
Equity in earnings of affiliates	176	219	281	102
Financial income (expenses) and holding gains (losses)	(495)	(506)	(899)	(1,265)
Other income (expenses), net	130	93	(459)	(40)

Income before income tax and minority interest in subsidiaries	1,344	1,954	1,228	475
Income tax	(494)	(465)	(211)	317
Minority interest in subsidiaries	(277)	(425)	(288)	(17)

Net income	573	1,064	729	775
Basic/diluted Earning per share	0.270	0.501	0.343	0.365
Number of shares outstanding (in millions):
Class B	2,132	2,132	2,132	2,132

U.S. GAAP:
Net sales	12,712	11,085	10,129	8,232
Operating income	678	1,934	613	1,348
Net (loss) income	(23)	972	(77)	760
Basic/diluted net (loss) income per share	(0.011)	0.458	(0.036)	0.356

Balance Sheet Data

	Year Ended December 31,
	2007	2006	2005	2004
	(in millions of pesos, except for per share amounts and share
	capital or as otherwise indicated)
Argentine GAAP:
Consolidated Balance Sheet
Assets
Current assets
Cash	98	86	104	139
Investments	1,094	1,479	857	934
Trade receivables	1,605	1,438	1,626	1,181
Other receivables	2,473	1,182	627	756
Inventories	1,182	888	782	627
Other assets	—	1	—	1

Total current assets	6,452	5,074	3,996	3,638
Non-current assets
Trade receivables	228	124	78	47
Other receivables	657	691	672	943
Inventories	100	81	79	71
Investments	3,270	3,630	1,072	1,107
Property, plant and equipment	10,609	10,838	12,657	12,277
Other assets	41	41	47	65

Total non-current assets	14,905	15,405	14,605	14,510

Total assets	21,357	20,479	18,601	18,148

Liabilities
Current liabilities
Accounts payable	1,867	1,603	1,483	1,181
Short-term debt	1,922	2,646	1,805	1,709
Payroll and social security taxes	261	276	177	98
Taxes payable	242	331	228	215
Reserves	124	95	48	31
Other current liabilities	305	214	198	657

Total current liabilities	4,721	5,165	3,939	3,891
Non-current liabilities
Accounts payable	78	49	14	26
Long-term debt	5,430	4,716	5,708	6,248
Other liabilities	367	402	356	190
Taxes payable	1,428	1,492	1,404	1,692
Reserves	86	85	103	76

Total non-current liabilities	7,389	6,744	7,585	8,232

Total liabilities	12,110	11,909	11,524	12,123

Minority interest in subsidiaries	2,583	2,350	1,922	1,626
Total Shareholders’ Equity	6,664	6,220	5,155	4,399

Total liabilities and shareholders’ equity	21,357	20,479	18,601	18,148

Capital Stock	2,132	2,132	2,132	2,132

U.S. GAAP:
Total assets	19,316	18,017	16,158	16,751
Shareholders’ equity	6,874	6,195	5,233	5,286

EXCHANGE RATES
From April 1, 1991 until the end of 2001, the Convertibility Law established a fixed exchange rate under which the Central Bank was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,562 (the “Public Emergency Law”), which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of P$1 to U.S.$1, and granted the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002.
The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the Argentine peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Argentine peso per U.S. dollar
	High	Low	Average	Period-end
2008
May	3.18	3.12	3.15	3.11
April	3.18	3.15	3.17	3.17
March	3.17	3.15	3.16	3.16
February	3.17	3.15	3.16	3.16
January	3.16	3.13	3.15	3.16

For the year ended December 31,

2007	3.16	3.08	3.12	3.15
2006	3.08	3.05	3.06	3.07
2005	3.03	2.86	2.92	3.03
2004	2.99	2.94	2.97	2.98
2003	3.37	2.73	2.95	2.94
2002	3.90	1.60	3.14	3.38
2001	1.00	1.00	1.00	1.00
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
On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. The Central Bank has gradually eased these restrictions with a view to gradually normalizing the domestic exchange market, and as a result, most restrictions relating to the repayment of foreign creditors and the payment of dividends to foreign shareholders have been lifted. In June 2003 the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. Furthermore, in June 2005 the Argentine government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of such incoming funds be deposited with a bank in Argentina in a non-transferable, non-interest bearing account for 365 calendar days. Export and import financing operations, as well as primary public offerings of debt securities listed on self-regulated markets, among others, are exempt from the foregoing provision.

RISK FACTORS
Factors Relating to Argentina
Political and economic instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.
We are an Argentine corporation (sociedad anónima). As of December 31, 2007, approximately 72% of our total assets, 75% of our net sales, 65% of our combined crude oil and gas production and 56% of our proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant impact on Argentine companies, including us. Specifically, we have been affected and may continue to be affected by inflation, interest rates, the value of the peso against foreign currencies, price controls, regulatory policies, business and tax regulations and in general by the political, social and economic scenario in Argentina and in other countries that may affect Argentina.
The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. See “Business Overview—Our Principal Market”.
The crisis had significant and adverse consequences on our company, including (i) losses derived from the effects of the peso devaluation on our affiliates and our affiliates’ net borrowing position, which primarily was denominated in U.S. dollars, (ii) the impairment of the book value of certain gas areas and tax assets due to material changes in the prospects of our operations, (iii) a decrease in U.S. dollar cash flows due to the imposition of export taxes, (iv) limits on the availability in the financial market to renew our short-term lines of credit and the current portion of our medium and long-term financings at maturity and (v) restrictions on our ability to pass through the effects of inflation to the prices of products sold by us in the domestic market. In 2002, we reported a significant net loss and our liquidity resulted adversely affected. Within this context and in order to secure compliance with our financial commitments, we reduced our investment plan and reached an agreement with our financial creditors and holders of notes to extend the maturity profile of a substantial portion of our debt, at face value. As a result, capital expenditures in 2002, net of divestments, totaled only P$139 million, a relatively low amount compared to our historical average investment.
Although the Argentine economy has largely recovered from the crisis of 2001 and 2002, uncertainty remains as to whether current growth and relative stability are sustainable. Sustainable economic growth depends on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation. As in recent years, Argentina’s economy may suffer if political and social pressures inhibit the implementation by the Argentine government of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence.
We cannot provide you with any assurance that future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations, including our ability to pay our debts at maturity or dividends.
The lack of financing alternatives may impact on the execution of our strategic business plan.
Since the default on the Argentine sovereign debt at the end of 2001, Argentine companies have had fewer opportunities to access the international credit market. In spite of the renegotiation of a significant portion of the Argentine sovereign debt and the improvement in the financing capacity of Argentine companies, the prospects for all Argentine companies, including us, of accessing financial markets could be limited in terms of amounts, terms and financial costs. If we are unable to gain access to the international financial markets to refinance our indebtedness at reasonable cost or under adequate conditions, we may have to reduce our projected capital expenditures, which, in turn, may affect the implementation of our business plan.

Fluctuations in the value of the peso may adversely affect the Argentine economy, our financial condition and the results of operations.
The value of the peso has fluctuated significantly in the past and may do so in the future. Since the end of the U.S. dollar-peso parity in January 2002, the peso has fluctuated significantly in value. As a result, the Central Bank of Argentina (“Central Bank”) has taken several measures to stabilize the exchange rate and preserve its reserves. The marked devaluation of the peso in 2002 had a negative impact on the ability of the Argentine government and Argentine companies to honor their foreign currency-denominated debt, led to very high inflation initially and had a negative impact on businesses whose success depends on domestic market demand, including public utilities.
The significant peso devaluation during 2002 adversely affected our results of operations and financial condition. Substantially all of our financial debt and a significant portion of our affiliates’ debt were denominated in U.S. dollars. Before the enactment of the Public Emergency and Foreign Exchange System Reform Law No. 25,562 (the “Public Emergency Law”) in January 2002, our cash flow, generally denominated in U.S. dollars or dollar-adjusted, provided a natural hedge against exchange rate risks. The Argentine regulatory framework after the enactment of the Public Emergency Law (which included the pesification of utility rates, regulatory issues related to the renegotiation of pesified utility rates, new taxes on hydrocarbon exports, and the implementation of regulations to prevent an increase in prices to final users in the domestic market and restrictions on exports), however, limited our ability to hedge the impact of the peso devaluation.
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
This inflation reflected both the effect of the peso devaluation on production costs and a significant change in relative prices, which was partially offset by the elimination of rate adjustments and a strong drop in demand as a result of the recession. According to official inflation data published by the National Statistics Institute, in 2003, inflation slowed, with a 3.7% increase in the consumer price index and a 2.0% increase in the wholesale price index. Since 2004, both indexes have shown trends characteristic of an inflationary economy. The consumer price index increased 6.1% in 2004, 12.3% in 2005, 9.8% in 2006 and 8.5% in 2007 and the wholesale price index rose 7.9% in 2004, 10.6 % in 2005, 7.1% in 2006 and 14.4% in 2007.
Uncertainty surrounding future inflation may result in slowed economic activity and reduced growth. A return to a high inflation environment would also undermine Argentina’s foreign competitiveness by diluting the effects of the peso devaluation, with negative effects on the level of economic activity and employment. Sustained inflation in Argentina, without a corresponding increase in the price paid by consumers for our products in the local market, would have a negative effect on our results of operations and financial condition. The variability of inflation in Argentina makes it impossible to estimate with a reasonable degree of certainty how our activities and results of operations will be affected in the future.

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
We cannot assure you as to how long these more flexible regulations will be in effect or whether they will become more restrictive again in the future. If the Argentine government decides to further tighten restrictions on the transfer of funds, we may be unable to make principal or interest payments on our debt when they become due or to pay dividends.
On June 9, 2005, the Federal Executive Branch issued Executive Order No. 616/05, requiring that any repayment obligation related to proceeds derived from foreign loans to private Argentine entities must have a maturity of at least 365 days from the date of receipt of such proceeds. In addition, 30% of the amount of the relevant proceeds must be deposited with Argentine financial institutions. Such deposit must (i) be registered, (ii) be non-transferable, (iii) be non-interest bearing, (iv) be made in U.S. dollars, (v) have a term of 365 days and (vi) not be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions.
This Executive Order may limit our capacity to finance our operations through new intercompany loans or other kinds of foreign financial loans.
Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.
In recent periods, Argentina has faced difficulties in satisfying its domestic energy needs. As a result, the government has enacted a series of measures limiting the export of hydrocarbons and related oil products, which has inhibited our ability to profit from higher prices for these commodities on the international market, hindered us from offsetting sustained increases in costs endemic to the energy industry, and materially affected our competitiveness and results of operations.
On May 23, 2002, the Argentine government enacted Executive Order No. 867/02 declaring a state of emergency in the supply of hydrocarbons in Argentina until September 30, 2002 and empowering the Secretary of Energy to determine the volumes of crude oil and liquefied petroleum gas (“LPG”) produced in Argentina that should be used to supply the domestic market and be sold in the local market.
In April 2004, in order to facilitate the recovery of natural gas prices, the Secretary of Energy entered into an agreement with natural gas producers requiring them to sell a specified amount of gas in the local regulated market. In 2007, upon the expiration of the aforementioned agreement, the Argentine government and producers signed a new agreement effective until 2011 aimed at securing the domestic supply of gas.
Under these resolutions and agreements, temporary limits on certain natural gas exports have been imposed to avoid a crisis in the local supply of natural gas, depriving us of the higher margins offered by export prices.
During 2005 and 2006, the Secretary of Energy requested producers to redirect gas for export to supply thermal plants and gas distribution companies. This decision limited our total gas export volumes by a daily average of approximately 110 thousand cubic meters and 339 thousand cubic meters, respectively. In 2007, our total gas export volume was limited by a daily average of about 420 thousand cubic meters.

Pursuant to Resolution No. 1679/04, enacted in December 2004, producers must obtain the approval of the Argentine government prior to exporting crude oil or diesel oil. To obtain this approval, exporters must demonstrate that they have either satisfied local demand requirements or have granted the domestic market the opportunity to acquire oil or diesel oil under terms similar to current domestic market prices and, in the case of diesel oil, they must also demonstrate, if applicable, that commercial terms offered to the domestic market are at least equal to those offered to their own gas station network. Furthermore, in December 2006, pursuant to Resolution No. 1338/06, the Secretary of Energy extended these regulations to the export of gasoline, fuel oil and fuel oil mixtures, diesel oil, aero kerosene, jet fuel, lubricants, asphalts, coke and by-products for use in the petrochemical industry. See “Business Overview—Regulation of Our Businesses—Argentine Regulatory Framework—Petroleum—Refining”.
In response to an increase in fuel prices in the domestic market, in January 2008 the Argentine government temporarily prohibited the exports of gasoline and diesel oil until the domestic market was fully supplied at the prices in force on October 31, 2007.
In the future, the extension of these restrictions could significantly and adversely affect the profitability of our operations, preventing us from capturing the upside of export prices, and negatively impacting the total volume of refined products sold in the domestic market, due to our need to manage crude oil volumes processed in accordance with our storage capacity.
We cannot assure you that the Argentine government will not increase export restrictions on hydrocarbons and related oil products. If it were to do so, our financial condition and results of operations could be adversely affected.
Export taxes on our products have negatively affected, and may continue to negatively affect, the profitability of our operations.
In order to discourage exports, secure domestic supply and fix a reference price for crude between producers and refineries, on March 1, 2002, the Argentine government imposed a withholding tax on exports of hydrocarbons, initially lasting five years. The term of this withholding regime was subsequently extended for five years from January 2007, pursuant to Law No. 26,217. At its inception, this regime imposed a 20% tax on exports of crude oil and LPG and a 5% tax on exports of certain oil related products. In May 2004, taxes on exports of crude oil and LPG were increased to 25% and 20%, respectively, and a 20% tax was levied on exports of natural gas.
From August 2004 through November 2007, a graduated withholding regime was applied to crude oil exports, starting at 25% when the price per barrel was equal to or lower than US$32 and with additional, incremental rates ranging between 3% and 20% when the price per barrel of crude oil ranged between US$32.01 and US$45, with a cap set at 45% when the price exceeded US$45. In 2006, under Resolution 534/2006 issued by the Secretary of Energy, the Argentine government increased taxes on natural gas exports to 45% of the price of gas imported from Bolivia.
Effective November 2007, Resolution No. 394/07 issued by the Ministry of Economy and Production (“Resolution No. 394/07”) provided for a new calculating method for withholdings on exports of crude oil and certain oil by-products. Under this new method, when the international price for crude oil exceeds US$60.90 per barrel, an incremental withholding rate is set on crude oil exports, capping the price the producer receives at US$42 per barrel. When the international price for crude oil ranges between US$45 and US$60.90 per barrel, a 45% withholding tax is applied. If the international price for crude oil decreases below US$45 per barrel, the authorities will set new rates within 90 days. A similar withholding regime applies to exports of oil by-products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices. This new tax regime has had a negative impact on our Refining and Distribution business unit, particularly on exports of paraffins, other heavy products and gasoline.
In April 2008, the Ministry of Economy and Production issued Resolution No.127/08, amending Resolution No. 534/2006, and imposing a 100% withholding tax on natural gas exports, based upon the highest price set for natural gas under any applicable agreement for natural gas imports into Argentina. Under this resolution, taxes on natural gas exports are set equivalent to the cost of natural gas imported into Argentina. We are negotiating new contractual terms with our foreign customers to reflect the economic effect of these increased withholdings.

This tax framework prevented us from benefiting from significant recent increases in international prices for oil, oil related products and natural gas, hindered us from offsetting sustained increases in costs endemic to the energy industry, and materially affected our competitiveness and results of operations.
We cannot assure you that the Argentine government will reduce current export tax rates or will not increase them further. We do not know the government’s future intentions in regard to export taxes. As a consequence, we cannot predict the impact that any changes may have on our results of operations.
Price controls have affected, and may continue to affect, our results of operations and capital expenditures.
The Argentine government has imposed a series of regulations on the energy sector to limit the prices charged of end users in an effort to reduce the inflationary impact of high international commodity prices and to guarantee domestic supply. These regulations have had a material adverse impact on our results of operations. See “Regulation of our Businesses”.
a) Natural Gas and electricity
Pursuant to the Public Emergency Law, we were precluded from increasing the price of gas and electricity sold in the domestic market. This limitation, within the context of the peso devaluation and subsequent inflation, resulted in a substantial change in the economic and financial balance of our energy and gas-related businesses, significantly affecting our operating results and prospects.
In April 2004, we and other gas producers, entered into an agreement with the Argentine government that provided for a schedule of gradual increases in gas prices in the domestic market that would culminate in a complete deregulation of the wellhead price of natural gas in 2007. Since September 1, 2005, wellhead prices have been deregulated for sales to electricity generation and gas distribution companies supplying industrial clients directly, with the Gas Electronic Market (Mercado Electrónico del Gas) starting operations for gas surplus spot transactions. This agreement provides for minimum supply requirements that gas producers must supply to the domestic market. In 2007, upon expiration of the aforementioned agreement, the Argentine government and producers signed a New Natural Gas Producers Agreement.
This new agreement modified the prescribed extent of the total deregulation of wellhead prices of gas, adopting a schedule of defined prices, whereby the 2005 price remains unchanged for the residential sector and an annual average increase of approximately 6.5% is established for the Compressed Natural Gas (“CNG”), electricity generation, and industrial sectors, although the price for the latter remains freely negotiable. This new resolution has already come into effect by sector according to schedule; the residential supply commitment is the last one to expire in the year 2011.
With respect to electricity generation, with the enactment of the Public Emergency Law, the Argentine government implemented the pesification of dollar-denominated prices in the Wholesale Electricity Market (“WEM”), and set a price cap on gas supplied for electric power generation. This regulatory change imposed a deviation from the marginal cost system previously in force, and forced generators to set prices based on the price of natural gas, regardless of the fuel actually used in generation activities. In December 2004, the Secretary of Energy agreed to approve successive seasonal electricity price increases to rates that would at least cover total monomic costs by November 2006 (to include compensation for actual output at spot market rates, or energy, plus compensation for capacity placed at the disposal of the spot market, or power capacity). However, these assurances were never carried out.
In addition, the Secretary of Energy committed to pay for energy at the marginal price obtained in the spot market and to pay for power capacity at the U.S. dollar values that were in effect prior to the enactment of the Public Emergency Law, once the new generation capacity is brought into the system under the FONINVEMEM plan. See “Item 5. Operating and Financial Review and Prospects—Analysis of Consolidated Results of Operations—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina—Price Controls and Restrictions on Exports—Electricity Generation”.

Through these combined measures, the Argentine government is expected to gradually restore economic and financial balance to the natural gas and electricity sectors. Our results and capital expenditure plans, however, may be adversely affected if (i) the agreed schedule of increases in natural gas prices or the commitments with respect to electricity price increases fail to be fully implemented by the Argentine government or (ii) the government applies its regulatory emergency authority or adopts other regulations to control prices or supply.
b) Downstream margins.
The downstream business in Argentina has been and may continue to be subject to extensive regulatory changes that affect prices and profitability, and these changes have had and may continue to have an adverse effect on the results of our operations. Downstream margins in Argentina have significantly declined since the enactment of the Public Emergency Law. Since 2002, the Argentine government has actively intervened in the domestic fuel market to ensure full supply and to limit increases in the price of gasoline and diesel oil at the retail level that would have resulted from: (i) higher costs due to increases in crude oil international prices (ii) the peso devaluation and (iii) domestic inflation. During 2007, there was some flexibility in allowing a gradual increase in fuel prices in the domestic market, which enabled a partial recovery in margins. However, the Argentine government, through measures adopted in late 2007 and early 2008, significantly limited this trend.
In 2007, the fuel market in Argentina grew for the fifth year in a row. To secure domestic supply, in 2006 the Secretary of Domestic Trade promulgated Resolution No. 25/2006, which required refining companies to supply all diesel oil market demand with a baseline equal to the same month of the prior year’s demand, plus an estimated market variation. In order to comply with this resolution, we were required to import 208 thousand cubic meters of diesel oil in 2007, and 85 thousand cubic meters of diesel oil in 2006. Considering the differential between import and retail diesel oil prices, we recognized losses of P$106 million and P$38 million in 2007 and 2006, respectively. In the future, subject to the production capacity of our plants and the real market growth levels, we may be required to continue importing diesel oil pursuant to Resolution No. 25/2006, with a consequent adverse effect upon our results of operations.
We cannot assure you that the Argentine government will not make further regulatory changes that adversely affect our refining margins. See “Factors Affecting Our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina—Price Controls and Restrictions on Exports—Downstream Margins”.
The Argentine government and our affiliated utility companies are in the process of renegotiating utility contracts, and the recovery of these affiliates depends on the successful completion of these negotiations.
The macroeconomic state of the country after the enactment of the Public Emergency Law impacted the economic and financial condition of utility companies in Argentina. The combined effect of (i) the peso devaluation, (ii) the pesification of rates on a one-to-one basis and (iii) financial debts primarily denominated in foreign currency, adversely affected the utility companies’ financial condition, results of operations and ability to satisfy financial obligations and pay dividends. Although some of these utility companies have been successful in restructuring their indebtedness, their return to financial stability and profitability on a long-term basis depends on a successful negotiation of tariff increases with the Argentine government. UNIREN (the agency created by the Argentine government to, among other things, provide assistance in the utility renegotiation process, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to provisional rate adjustments) is currently in the process of renegotiating contracts with our affiliates Edesur S.A. (“Edesur”) and TGS. These discussions are in different stages, and in some cases UNIREN’s latest proposals were not sufficient to return the regulated business to financial stability and profitability in the near future or on a long-term basis.
See “Business Overview—Gas and Energy—Gas Transportation—TGS—Regulated Energy Segment” and “Regulation of Our Businesses—Argentine Regulatory Framework—Natural Gas”.
We cannot assure you that these discussions will ultimately result in a level of tariff increases sufficient for our affiliated utility companies to return their regulated business to financial stability and profitability in the near future or on a long-term basis.

Factors Relating to the Company
Substantial or extended declines in the prices of crude oil and related oil products may have an adverse effect on our results of operations and financial condition.
A significant amount of our revenue is derived from sales of crude oil and related oil products. We do not and will not have control over factors affecting international prices for crude oil and related oil products. These factors include: political developments in crude oil producing regions; the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil producing nations to set and maintain crude oil production levels and prices; global supply and demand for crude oil; competition from other energy sources; government regulations; weather conditions and global conflicts or acts of terrorism.
Changes in crude oil prices generally result in changes in prices for related oil products. International oil prices have fluctuated widely over the last ten years. In 2007, oil prices reached a high for the sixth year in a row. The West Texas Intermediate crude reference price (“WTI”) averaged US$72.3 per barrel that year, 9% higher than the average price in 2006 of $66 per barrel. During 2005 and 2004 the average WTI was US$56.6 and US$41.5 per barrel, respectively, compared to an average of US$22.6 per barrel for the 1994-2003 period.
Substantial or extended declines in international prices for crude oil and related oil products may have a material adverse effect on our business, results of operations and financial condition, and the value of our proved reserves. In addition, significant decreases in the prices for crude oil and related oil products may cause us to reduce or alter the timing of our capital expenditures, and this could adversely affect our production forecasts in the medium term and our reserve estimates in the future.
Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time.
The proved crude oil and natural gas reserves set forth in this annual report account for our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e. with prices and costs as of the estimate date). Our proved crude oil and natural gas reserves are those that can be expected to be recovered through existing wells with existing equipment and operating methods.
DeGolyer and MacNaughton, international technical consultants, audited 71% of our total reserves as of December 31, 2007. See “Business Overview—Oil and Gas Exploration and Production—Reserves”.
Crude oil and natural gas reserves are reviewed annually taking into consideration many factors, including:
•   new production or drilling activities;
•   field reviews;
•   the addition of new reserves from discoveries or extensions of existing fields;
•   changes in the international prices of oil and gas;
•   the application of improved recovery techniques; and
•   new economic conditions.
Proved reserve estimates could be materially different from the quantities of crude oil and natural gas that are ultimately recovered, and downward revisions of our estimates could impact our future results of operations and business plan, including our level of capital expenditures.

We may not be able to replace our oil and gas reserves and this may have an adverse impact on our future results of operations and financial condition.
In recent years, we have experienced a decline in reserves and production. The possibility of replacing our crude oil and gas reserves in the future is dependent on our ability to access new reserves, both through successful exploration and reserve acquisitions. We consider exploration, which carries inherent risks and uncertainties, our main vehicle for future growth and reserve replacement.
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
Further decline in reserves and production may limit the integration of our upstream and downstream operations, since maximizing the crude oil processing capacity of our refineries would require us to obtain a greater supply of our crude oil from third parties, including imports.
We cannot guarantee that our exploration, development and acquisition activities will result in significant additional reserves. If we are not able to successfully find, develop or acquire additional reserves, our reserves and therefore our production may continue to decline and, consequently, this may adversely affect our future results of operations and financial condition.
Our operations could be adversely affected by events beyond our control.
Our activities are subject to numerous risks, many of which are beyond our control. Our operations may be curtailed, delayed, interrupted or canceled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, coercive actions and compliance with governmental requirements, events that could adversely impact our costs of production, results of operation and financial condition. For example, from March 9, 2007 to April 10, 2007, operations in Block 18, in Ecuador were curtailed as a result of coercive actions taken by local communities. During this period, cumulative oil production decreased by approximately 305,000 barrels of oil equivalent in our participation.
Our activities may be adversely affected by events in countries in which we do business.
Our operations are concentrated in Latin America, a region that has experienced significant economic, social, political and regulatory volatility. In recent periods, many governments in Latin America have taken steps to assert greater control or increase their share of revenues from the energy sector, spurred by soaring oil and gas prices and nationalistic politics. See “Regulation of our Businesses—Regulatory Framework outside of Argentina—Petroleum and Gas”.
These steps have included:
Venezuela
In April 2005, the Venezuelan Energy and Oil Ministry instructed the Venezuelan national oil company, Petróleos de Venezuela S.A. (“PDVSA”), to review all operating agreements signed with oil companies between 1992 and 1997. The Ministry further instructed PDVSA to take all necessary action to convert those operating agreements into mixed-ownership companies whereby the Venezuelan government, through PDVSA, would be entitled to majority ownership.
In March 2006, we, through Petrobras Energía and its controlled and affiliated companies in Venezuela, signed memoranda of understanding (MOUs) with PDVSA and the Corporación Venezolana del Petróleo S.A. (“CVP”), respectively, in order to effect the migration of our four pre-existing operating agreements.

As a result, the direct and indirect interests of Petrobras Energía in the mixed companies that operate the areas of Oritupano Leona, La Concepción, Acema and Mata were reduced to 22%, 36%, 34.5% and 34.5%, respectively. The economic effect of the migration to mixed-ownership companies was effective as of April 1, 2006. Additionally, the MOUs provided that CVP would recognize a divisible and transferable credit in favor of Petrobras Energía in the amount of US$88.5 million, which would not accrue interest, but could be applied toward the acquisition of bonds for any new mixed-company project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Once the milestones required for recognition of the credit by PDVSA were reached, as of December 31, 2006, we recorded the credit at its estimated recoverable value of P$180 million.
The conditions imposed under the new operating agreements had an adverse impact on the recoverable value of our assets in Venezuela. The recoverability of these investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes in Venezuela and, particularly, to the decisions made by management in the mixed-ownership companies. Decreases in crude oil prices, fluctuations in economic conditions, the adoption of more restrictive measures by the Venezuelan government, and decisions by mixed-ownership companies to limit the development of reserves could adversely affect the valuation of the recoverability of our investment in these companies and, consequently, our income. As a result of the aforementioned variables, in the years ended December 31, 2007, 2006 and 2005, we recorded writedowns of P$33 million, P$186 million and P$424 million, respectively, related to our assets in Venezuela. In addition, since (i) to date no projects for which the aforementioned credit is eligible for investment have materialized, (ii) our efforts to transfer the credit to third parties have been unsuccessful, and (iii) alternative uses of the credit cannot be anticipated, as of December 31, 2007 we wrote down the carrying value of the above mentioned credit to zero.
In April 2008, the government of Venezuela published the Law of Special Contribution to Extraordinary Prices at the International Hydrocarbons Market. This law imposes a windfall profits tax on exports of liquid hydrocarbons and related oil products when the average monthly price of Brent crude exceeds US$70.00 per barrel, with 50% of the Brent crude price in excess of US$70.00 payable to the Venezuelan government. Likewise, when the average monthly Brent crude price exceeds US$100.00 per barrel, 60% of the Brent crude price above US$100.00 is payable as tax. As of the date of this annual report, we are evaluating whether this law will have a differential impact on mixed-ownership companies. As a result, we have not incorporated this windfall profits tax into our estimates of the recoverability of our stake in the mixed-ownership companies.
Bolivia
In May 2006, the Bolivian government enacted Supreme Decree No. 28,701, which provided, among other things, for the nationalization of hydrocarbon resources in Bolivia. This decree mandated that as of May 1, 2006, oil companies had to deliver all property related to hydrocarbon production for sale to the national operator, Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”). In addition, this decree provided that the Bolivian state would recover full participation in the entire oil and gas production chain and to that end provided for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one of the shares in a number of companies, including our affiliate Petrobras Bolivia Refinación S.A., in which we had a 49% interest, in partnership with Petrobras, which held a 51% interest.
Pursuant to the terms of the contract between Petrobras Energía and YPFB, we, through our branch in Bolivia, agreed to conduct, at our own expense and on our own account, exploration and production activities in the Colpa Caranda area on behalf of YPFB. In addition, in June 2007, we signed an agreement, through our subsidiary Petrobras Energía Internacional S.A., under which we sold our interest in Petrobras Bolivia Refinación S.A. to YPFB.
Ecuador
In April 2006, the Ecuadorian government approved the Law Amending the Hydrocarbon Law (“Law 42”), which assigned the Ecuadorian state a share of at least 50% of the revenues resulting from any increase in the average monthly sales price of Ecuadorian crude oil, based upon the average monthly sales price for such oil as of the execution date of the relevant agreements, stated in constant values as of the month of settlement. In October 2007, the Ecuadorian President issued an amendment to the regulations applying Law 42, further increasing the Ecuadorian government’s share of revenues from increases in the price of crude oil to 99%, reducing the oil companies’ share to 1%.

When the regulations issued pursuant to this amendment were published in July 2006, our subsidiary, EcuadorTLC, and the nationally owned operator, Petroecuador, adopted opposing interpretations of these regulations. Since the promulgation of these regulations, we, Petroecuador and various Ecuadorian government authorities have disagreed on the application of Law 42 to our operations and whether we are required to pay additional withholding taxes. EcuadorTLC paid under protest settlements made by Petroecuador under Law 42 from April 2006 to December 2007, deducting the amounts payable to the government due to price increases under the operating agreement for the Palo Field in Block 18. In January 2008, Petroecuador informed our subsidiary, EcuadorTLC, that under Law 42, EcuadorTLC owed Petroecuador a debt of US$66 million on production between April 2006 and December 2007, due to differing interpretations of withholdings.
In addition, on December 28, 2007, the Constitutional Assembly approved the Tax Equality Law, which became effective as from January 1, 2008. This law introduces a major tax reform and facilitates the creation of new taxes.
The combined effect of these regulatory changes—the scope of which for some has not yet been fully determined—has been a material modification of the conditions set forth at the time of execution of our participation agreements, adversely affecting the valuation of our ongoing projects in Ecuador, and negatively impacting our assessment of recoverability. Accordingly, as of December 31, 2007, we recorded an impairment allowance of P$759 million to write down the book value of our Ecuadorian assets to their probable recoverable value.
Since January 2008, EcuadorTLC has discontinued payments under Law 42. According to its legal counsel, EcuadorTLC S.A. has legal grounds to consider Law 42 inapplicable. EcuadorTLC considers Law 42 to be a confiscatory measure that puts at risk the economic feasibility of its investment, equivalent to an expropriation of its interests. For the January to March 2008 period, settlements made by Petroecuador under Law 42 totaled US$71 million.
In order to protect EcuadorTLC S.A.’s position, a notice was served on Ecuador’s Attorney General under the terms of the Treaty for the Reciprocal Protection of Investments signed by Ecuador and Argentina, which authorizes, once the term for negotiation between the parties has elapsed, the settlement of disputes through mandatory arbitration.
On March 30, 2008, Petroecuador notified EcuadorTLC that Ecuador’s Attorney General submitted a request for termination of the participation agreement relating to Block 18, based, among others arguments, on alleged irregularities in the process involving assignment to Teikoku Oil Ecuador S.A. of its 40% interest in Block 18.
On April 10, 2008 EcuadorTLC filed an answer invoking its rights, and included with its answer all documentary evidence that it believes necessary to prove that there are no grounds for terminating the Block 18 participation agreement, since the assignment had been approved by the respective administrative authorities and a Ministerial Accord had been issued authorizing the assignment and obliging Petroecuador to amend the participation agreement and grant the pertinent deeds. In addition, the explanations necessary to dismiss the other grounds invoked were given.
These measures, and any other similar measures taken in the future by governments in countries where we conduct business, have had and may continue to have a material adverse effect on our business and results of operations.

We employ a largely unionized labor force and could be subject to an organized labor action.
As of December 31, 2007, approximately 41% of our workforce consisted of union members. We have been affected by organized labor actions in the past, and could be in the future.
During 2007 unionized employees went on strike over salary increases, adversely affecting our operations. We and the unions representing these workers were successfully able to negotiate an agreement on basic salary changes and other conditions.
Despite the collective bargaining agreements that are in place, we cannot predict what actions our labor force or their unions might take in the future. Strikes, picketing or other types of conflict with the unions or unionized personnel could curtail our operations and cause higher labor costs, having an adverse effect on our results in the long-term.
Our operations run the risk of causing environmental damage, and any changes in environmental laws may increase our operational costs.
Some of our operations are subject to environmental risks that may arise unexpectedly and result in material adverse effects on our results of operations and financial condition. We have not incurred any material pollution liabilities as a result of operations to date. We cannot assure you that we will not incur additional costs related to the environment in the future, which could negatively impact our results of operations.
In addition, we are subject to extensive environmental regulation both in Argentina and in the other countries in which we operate. Local, provincial and national authorities in Argentina and the other countries where we operate are moving towards more stringent enforcement of environmental laws, which may require us to incur higher compliance costs. We cannot predict what additional environmental legislation or regulations will be enacted in the future or the potential effects on our financial condition and results of operations.

Item 4. INFORMATION ON THE COMPANY
OUR HISTORY AND DEVELOPMENT
Our History
We are a holding company that operates exclusively through our subsidiary Petrobras Energía and its subsidiaries, which are engaged in oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy businesses. We conduct operations in Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, and Venezuela. We are a corporation organized and existing under the laws of the Republic of Argentina with a duration of 99 years from the date of our incorporation, September 25, 1998. Our legal name is Petrobras Energía Participaciones S.A. and we are known commercially as Petrobras Energía Participaciones. Our principal executive offices are located at Maipú 1, 22nd Floor, C1084ABA Buenos Aires, Argentina, Telephone: 54 11 4344-6000. Our process agent in the U.S. is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
Our original name was PC Holdings S.A. We were formed in 1998 for the sole purpose of owning shares of Petrobras Energía, and both we and Petrobras Energía were controlled at the time by members of the Perez Companc family. As of December 31, 1999, we owned 28.92% of Petrobras Energía’s common stock.
We acquired control of Petrobras Energía on January 25, 2000 as a result of an exchange offer pursuant to which we issued 1,504,197,988 Class B shares, with one vote per share, in exchange for 69.29% of Petrobras Energía’s outstanding capital stock, thereby increasing our ownership interest in Petrobras Energía to 98.21%. Since January 26, 2000, our Class B shares have been listed on the Buenos Aires Stock Exchange and our American Depositary Shares, each representing ten Class B shares, have been listed on the New York Stock Exchange. In July 2000, we completed the change in our corporate name from PC Holdings S.A. to Perez Companc S.A.
On October 17, 2002, Petrobras Participaciones, S.L. (“PPSL”), a wholly owned subsidiary of Petrobras, acquired from the Perez Companc family and Fundación Perez Companc their entire ownership interest, or 58.6%, in our capital stock. Petrobras is a Brazilian company whose business concentrates on exploration, production, refining, sale and transportation of oil and by-products in Brazil and abroad. Petrobras is a mixed-capital company with a majority of its voting capital owned by the Brazilian federal government.
On April 4, 2003, at a regular and special shareholders’ meeting, shareholders approved the change of our corporate name to Petrobras Energía Participaciones S.A. from Perez Companc S.A. On the same date, shareholders of Pecom Energía S.A., or Pecom, approved the change of its name to Petrobras Energía S.A.
On January 21, 2005, the special shareholders’ meetings of Petrobras Energía, Eg3 S.A. (“Eg3”), Petrobras Argentina S.A. (“PAR”) and Petrolera Santa Fe SRL (“PSF”) approved the merger of Eg3, PAR and PSF into Petrobras Energía effective January 1, 2005. Pursuant to the merger, PPSL was incorporated as a new shareholder of Petrobras Energía S.A. with a 22.8% equity interest, and thus our interest in Petrobras Energía decreased to 75.82% from 98.21%. Considering its 58.62% interest in Petrobras Energía Participaciones S.A., Petrobras has an indirect interest in Petrobras Energía of 67.2%.
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
Capital Expenditures and Divestitures
For a description of our capital expenditures see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”. For a description of our most significant divestitures see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Divestment of Assets” and “ —Divestments of Non-Core Assets”.
BUSINESS OVERVIEW
Our Strategy
Our long-term strategy is to grow as an integrated energy company with a regional presence, while being a leader in profitability as well as social and environmental responsibility.
The main points of this strategy are:
•	Increasing oil and gas reserves and production, to secure sustainable growth.

•	Seeking profitability in downstream business in Argentina, through a balanced crude production – refining – logistics – distribution chain.

•	Generating energy solutions through the development of businesses in the gas and energy areas that will allow for capitalizing on the synergies with the natural gas reserves of the Petrobras group.

•	Consolidating our leading position in the South American styrenics markets.

•	Maintaining our financial solvency, while pursuing operating and management efficiency and the development of human resources.
In order to adhere to this strategy, we consider the following to be essential:
•	A commitment to protect the quality of our goods and services, the environment and the health and safety of our employees, contractors and neighboring communities.

•	Adoption of, and compliance with, corporate governance practices in line with recognized best practices.

•	Maintenance of a management style that favors communication and teamwork, fostered by the value of the people that work in our organization.

•	Developing new business opportunities in order to maximize potential synergies and capitalize on complementary business opportunities with Petrobras.

We currently manage our activities, with the support of a corporate center, in four business segments: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.
Our Principal Market
We are an Argentine corporation and, as of December 31, 2007, 72% of our total assets, 75% of our net sales, 65% of our combined oil and gas production and 56% of our proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and may be affected by inflation, interest rates, the value of the peso against foreign currencies, price and export controls on oil and oil by-products, business regulations, tax regulations and in general by the political, social and economic environment affecting Argentina and other countries. See “Risk Factors – Factors Relating to Argentina”.
Historically, the Argentine economy was characterized by its macroeconomic instability and by periods of low or negative growth and high and variable levels of inflation and currency devaluation. In 1988, 1989 and 1990, the annual inflation rates were approximately 388%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index and approximately 422%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s. Macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rate systems and controls.
In the 1990s deep and drastic economic reforms were implemented in terms of State reform, privatization of public companies and utilities and opening of the economy. The pillar of the economic reform was the Convertibility Law enacted in 1991. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. In the 1991–1997 period, the economy experienced growth, with exchange stability and low inflation rates.
Partly due to the crisis of the convertibility model, as from 1998 the Argentine economy entered into a recession, with a peak in December 2001 that resulted in a massive withdrawal of deposits and capital outflow. In this situation, and with a fall in GDP of approximately 10%, the Argentine government implemented a number of monetary and exchange control measures which proved to be insufficient and caused a sharp rise in social discontent. This triggered a political, social and economic crisis, ultimately resulting in the resignation of the then President De la Rúa.
After a series of interim presidents, on January 1, 2002 Eduardo Duhalde was appointed President and, among other measures, ratified the suspension of the payment of a portion of Argentina’s sovereign debt previously declared by Interim President Rodríguez Saá. In January 2002, the Argentine Congress enacted the Public Emergency Law, whereby monetary, financial and exchange measures were implemented to overcome the economic crisis in the short term. These events resulted in dramatic changes in the economic model and put an end to the US dollar-peso parity, leading to a significant devaluation of the Argentine peso.
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

•	Pesification and elimination of indexing clauses on utility rates, fixing those rates in pesos at the P$1=US$1 exchange rate; and

•	Implementation of taxes on hydrocarbon exports and certain related oil products, among others.

In 2002, with an active intervention by the government in the development of the economy, as a consequence of the significant political and economic changes that resulted from the severe crisis at the end of 2001, commercial and financial activities were virtually paralyzed, further aggravating the economic recession which included a 10.9% decline in the GDP. Within this context, the peso devalued 238% against the dollar and wholesale inflation grew 118.2%. Towards the end of 2002, the Argentine government implemented different measures aimed at stimulating the economy and abrogating certain restrictions to gradually normalize the foreign exchange market and the commercial and financial flow of foreign currency.
In the 2003-2007 period, GDP grew at an annual rate of over 8%, especially in terms of investments, consumption and imports, with significant improvements in employment indicators, which caused the unemployment rate to drop below 10% in 2007. During this period the use of installed capacity by industrial sectors gradually increased, and in 2007 several sectors operated at their maximum production capacity.
In 2003 and 2004, official inflation remained at levels below 8% per annum, but since 2005, the increase in consumption, boosted by a sizeable increase in credit and the recovery of wages, has resulted in increased inflationary pressures.
In 2005, the administration was able to restructure 76% of the government debt in default, with a significant nominal reduction in principal, an extension in repayment terms and a reduction in interest coupons. At the beginning of 2006, the Argentine Government made an advance payment of approximately US$10 billion in debt to the IMF with freely available reserves.
In the 2003-2007 period, there was excess supply of foreign currency as a result of the large surplus in the balance of trade, with record exports boosted by the rise in the price of commodities, and with significant capital flows favored by high liquidity worldwide. With a view to maintaining a competitive rate of exchange, the Central Bank bought foreign currency in the market and avoided a nominal appreciation of the peso. This favored the accumulation of international reserves to US$46 billion by December 2007. These factors, together with a favorable international climate, helped to reduce the country risk to approximately 400 basis points by the end of December 2007.
During the first quarter of 2008, the growth rate of the Argentine economy remained high (8.8%, year on year). Exports grew approximately 40%, driven by high international prices for commodities while imports increased in a similar proportion, though due to higher volumes. As a result, the trade balance surplus rose 50% in the first quarter of 2008 compared to the same quarter of previous year, supporting the surplus foreign currency supply. The official inflation data published by the National Statistics Institute (“INDEC”) showed a 2.5% slight increase in retail prices accumulated during the first quarter 2008 (below 9% year on year), though alternative measurements account for significantly higher increases.

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
We currently participate in oil and gas exploration and production activities in Argentina, Venezuela, Peru, Ecuador, Bolivia and Colombia. In addition, we act as a contractor and provide technical and operating support in Mexico.
As of December 31, 2007, our combined crude oil and natural gas proved reserves, including our share of the reserves of our unconsolidated investees, were estimated at 482.7 million barrels of oil equivalent, approximately 55.4% of which were proved developed reserves and approximately 44.6% of which were proved undeveloped reserves. Crude oil accounted for approximately 54.9% of our combined proved reserves, while natural gas accounted for about 45.1%. As of December 31, 2007, 55.5% of our total combined proved reserves were located in Argentina and 44.5% were located abroad.
During 2007, combined crude oil and natural gas production, including our share in the production of our unconsolidated investees, averaged 138.6 thousand barrels of oil equivalent per day. Crude oil accounted for approximately 85.6 thousand barrels per day, while natural gas accounted for approximately 318.02 million cubic feet per day. Approximately 54.5% of our oil production and 82.2% of our gas production is derived from our operations in Argentina.
Integration with our Refining and Distribution business segment enables us to process a large part of our crude oil production in Argentina. The Genelba Thermal Power Plant (“Genelba”), allows us to use approximately 99 million cubic feet of natural gas per day of our own reserves. In addition, we supply gas to our Petrochemical and Refining operations in Argentina.
Our Oil and Gas Exploration and Production Interests
As is commonplace in the oil and gas exploration and production business, we generally participate in exploration and production activities in conjunction with joint venture partners. Contractual arrangements among participants in a joint venture are usually governed by an operating agreement, which provides that costs, entitlements to production and liabilities are to be shared according to each party’s percentage interest in the joint venture. One party to the joint venture is usually appointed as operator and is responsible for conducting the operations under the overall supervision and control of an operating committee that consists of representatives of each party to the joint venture. While operating agreements generally provide for liabilities to be borne by the participants according to their respective percentage interest, licenses issued by the relevant governmental authority generally provide that participants in joint ventures are jointly and severally liable for their obligations to that governmental authority pursuant to the applicable license. In addition to their interest in field production, contractual operators are generally paid their indirect administrative expenses on a monthly basis by their partners in proportion to their participation in the relevant field.

As of December 31, 2007, we had interests in forty-six blocks: twenty-seven oil and gas production blocks (eighteen in Argentina and nine outside of Argentina) and nineteen exploration blocks located within exploration areas or pending authorization for production (fourteen in Argentina and five outside of Argentina). We are directly or indirectly the contractual operator of twenty-eight of the forty-six blocks in which we have an interest.
As of December 31, 2007, our total gross and net productive wells were as follows:

	Oil	Gas	Total
Gross productive wells (1)	5,836	349	6,185
Net productive wells (2)	3,028	237	3,265

(1)	Refers to number of wells completed.

(2)	Refers to fractional ownership working interest in gross wells.
As of December 31, 2007, our total producing and exploration acreage, both gross and net, was as follows:

	Average
	Producing(1)		Exploration(2)
	Gross	Net(3)	Gross		Net(3)
	(in thousands of acres)
Argentina (6)	4,922	3,201	18,129	(4)	6,514	(5)
Peru	116	70	11,548		5,438
Venezuela	485	125	—		—
Ecuador	62	54	714		637
Bolivia	56	56	—		—
Colombia	81	24	—		—

Total	5,722	3,530	30,391		12,589

(1)	Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage.

(2)	Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced or areas that are not in the development stage.

(3)	Represents our fractional ownership working interest in the gross acreage.

(4)	Includes 14,300 thousand exploration acres in offshore areas.

(5)	Includes 4,138 thousand exploration acres in offshore areas.

(6)	In December 2007, we notified the provincial authorities of our decision to relinquish 667 gross thousands of acres in Austral and Neuquén basins (647 net thousands of acres).

The following table sets forth the number of total wells we drilled in Argentina and outside of Argentina and the results for the relevant periods. A well is considered productive for purposes of the following table if it justifies the installation of permanent equipment for the production of oil or gas. A well is deemed to be a dry well if it is determined to be incapable of commercial production. “Gross wells drilled” in the table below refers to the number of wells completed during each fiscal year, regardless of the spud date, and “net wells drilled” relates to our fractional ownership working interest in wells drilled. This table includes wells drilled by our consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2007		2006		2005
		Outside of		Outside of		Outside of
	Argentina	Argentina	Argentina	Argentina	Argentina	Argentina
Gross wells drilled:
Production:
Productive wells:
Oil	184	132	218	60	256	85
Gas	13	6	3	2	7	2
Dry wells	2	—	3	—	2	—

Total	199	138	224	62	265	87

Exploration:
Discovery wells:
Oil	5	—	5	—	11	—
Gas	1	1	6	—	—	—
Dry wells	3	—	4	1	—	—

Total	9	1	15	1	11	—

Net wells drilled:
Production:
Productive wells:
Oil	79.0	115.6	100.4	57.4	110.7	75.2
Gas	5.2	5.4	0.6	1.0	2.9	1.0
Dry wells	0.9	—	0.6	—	1.7	—

Total	85.1	121	101.6	58.4	115.3	76.2

Exploration:
Discovery wells:
Oil	1.1	—	1.7	—	8.5	—
Gas	0.5	0.4	3	—	—	—
Dry wells	1.3	—	2	0.5	—	—

Total	2.9	0.4	6.7	0.5	8.5	—

Production
Argentine Production
Our proved reserves in Argentina as of December 31, 2007 were 98.5 million barrels of crude oil and 1,016.7 billion cubic feet of natural gas. For the year 2007, our average daily production was 46.7 thousand barrels of crude oil and 261.5 million cubic feet of natural gas. Oil and gas production activities in Argentina are mainly developed in mature fields undergoing secondary recovery operations, which are capital-intensive projects.
Oil and natural gas reserves in Argentina have had a downward trend during the last few years. According to official data from the Argentine Oil and Gas Institute, proved oil and gas reserves for the 2002-2006 period dropped approximately 23%.

Oil production in Argentina has declined for ten years in a row. In 2007, oil production totaled 643 thousands barrels per day, a decline of approximately 2.5% compared to 2006.
In 2007 our oil and gas reserves in Argentina declined 4.5%. During the same year, our production of oil equivalent in Argentina decreased 5.8% compared to 2006.
Exploration is our main vehicle for growth and reserve replacement, including exploration of offshore fields. Due to the risks inherent in exploration activities, we cannot assure you that the downward trend in reserves will be reversed in the future.
During the fiscal year ended December 31, 2007, according to the Argentine Oil and Gas Institute, our oil and gas production accounted for approximately 6% and 7% of total oil and gas production in Argentina, respectively, and positioned us as the third largest producer in the country. Rights to develop oil and gas fields in Argentina are granted through concessions and exploration permits. Concessions are generally granted for periods of 25 years and are typically renewable for a maximum term of ten years, and permits are generally granted for initial periods of four years. Concessionaires in Argentina are entitled to gross proceeds from production sales. All permanent fixtures, materials and equipment are under the control of the concessionaire, although they revert to the Argentine government at the end of the concession. Royalties based on production are paid to the respective Argentine provinces. These royalties are in general 12% of the wellhead price for oil and gas. The wellhead price is calculated by deducting freight and other expenses to make oil and gas available for sale from the sales price obtained in transactions with third parties, or from the product price prevailing in the domestic market if the product is subject to industrialization processes.
We transport our oil and gas production in several ways depending on the infrastructure available and the cost efficiency of the transportation system in a given location. We use the oil pipeline system and oil tankers to transport oil to our customers. Oil is customarily sold through FOB contracts whereby producers are responsible for transporting produced oil from the field to a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is sold at the delivery point of the gas pipeline system near the field and, therefore, the customer bears all transportation costs and risks associated therewith. Oil and gas transportation in Argentina operates in an “open access” non-discriminatory environment under which producers have equal and open access to the transportation infrastructure. The privatization of the transportation system led to capital investments in these systems. We maintain limited storage capacity at each oil site and at the terminals from which oil is shipped. In the past, these capacities have been sufficient to store oil without reducing current production during temporary unavailability of the pipeline systems, due, for example, to maintenance requirements or temporary emergencies.
As of December 31, 2007, we owned 18 concessions in oil and gas production areas in Argentina. Our production is concentrated in four basins, the Neuquén, Austral, San Jorge and Noroeste basins. In the Neuquén basin—the most important basin in Argentina in terms of oil and gas production—we own approximately 573 thousands net acres. Our most important fields in the Neuquén basin are Puesto Hernández, 25 de Mayo-Medanito S.E. and Sierra Chata. In the Austral basin, we own approximately 2,478 thousand net acres, with Santa Cruz I and Santa Cruz II being our main concessions.
As of December 31, 2007, we had 3,091 productive wells.
In February 2007, we agreed to acquire 25.67% and 52.37% interests in the Sierra Chata and Parva Negra areas, respectively, for an acquisition price of US$77.6 million. This transaction, which is subject to approval by regulatory authorities, will increase our interest in Sierra Chata and Parva Negra to 45.55% and 100%, respectively. Sierra Chata is a natural gas producing field in the Neuquén basin, with total proved reserves of 51 million barrels of oil equivalent as of December 31, 2007. Parva Negra is a lot, adjacent to Sierra Chata, that has two drilled wells with natural gas shows.
In December 2007, we acquired a 13.72% interest in El Tordillo and La Tapera — Puesto Quiroga areas, for an acquisition price of US$117.5 million. This transaction became effective in March 2008 after completion of all contractual formalities. As a result, our interest in the aforementioned areas increased to 35.67%. El Tordillo concession produces Escalante crude oil (crude of 24° API gravity), while La Tapera — Puesto Quiroga concession is in the exploration stage. Our increased estimated share of production in El Tordillo area is estimated at approximately 3,500 barrels per day.

Production outside of Argentina
As of December 31, 2007, 44.5% of our combined proved reserves were located outside of Argentina. In addition, approximately 45.5% of our oil production and 17.8% of our gas production came from outside of Argentina in 2007. We have working interests in nine oil and gas production blocks outside of Argentina: Oritupano Leona, La Concepción, Acema and Mata (these four through direct and indirect interest in Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A.) in Venezuela, Lote X in Peru, Block 18 and Block 31 in Ecuador, Colpa Caranda in Bolivia and Tibú in Colombia.
Venezuela
As of December 31, 2007, estimated proved oil and gas reserves attributable to operations in Venezuela amounted to 71.1 million barrels of oil equivalent, accounting for 14.7% of our total reserves. In 2007, oil and gas production from our interest in mixed companies averaged 15.9 thousand barrels of oil equivalent per day, representing 11.5% of our daily production
In 1994, Petróleos de Venezuela S.A. (“PDVSA”) awarded us the contract at the Oritupano-Leona field to provide exploration and production services for a 20-year period. In 1997, PDVSA awarded us three 20-year service contracts for the exploration and production of La Concepción, Acema and Mata blocks.
In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to review the thirty-two operating agreements signed from 1992 through 1997 by PDVSA’s affiliates with oil companies, including the agreements signed with us, through our subsidiaries and affiliates in Venezuela, to operate the Oritupano Leona, La Concepción, Acema and Mata production areas. The MEP ordered PDVSA to take all necessary measures to convert existing operating agreements effective at that time into mixed companies, in which the Venezuelan government would hold a share of at least 50% through PDVSA.
In March 2006, we, through Petrobras Energía and its related companies in Venezuela, signed memoranda of understanding (“MOU”) with PDVSA and the Corporación Venezolana del Petróleo S.A. (“CVP”) in order to effect the migration of our four pre-existing operating agreements.
These MOUs established that private investors would hold a 40% share in these mixed companies, with the Venezuelan government entitled to a 60% ownership interest. The MOUs established that the economic effects of the migration would become effective on April 1, 2006. As a result, our direct and indirect interests in the mixed companies that operate in the areas of Oritupano Leona, La Concepción, Acema and Mata are 22%, 36%, 33.24% (34.5% prior to the sale of Petrobras de Valores Internacional de España S.L. (“PVIE”)) and 34.5%, respectively. Additionally, the MOUs provided that CVP would recognize a divisible and transferable credit in favor of Petrobras Energía in the amount of US$88.5 million, which would not accrue interest, but could be applied toward acquisition bonds for any new mixed-company project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since (i) no projects for which the credit is eligible for investment have materialized, (ii) our efforts to transfer the credit to third parties have been unsuccessful, and (iii) alternative uses of the credit cannot be anticipated, as of December 31, 2007 we wrote down the carrying value of the credit to zero.
In August 2006, the relevant conversion agreements were signed for the Oritupano Leona, La Concepción, Acema and Mata areas, which were consistent with the terms agreed upon in the MOUs. Subsequently, the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were organized and registered with the Public Registry of Commerce of Venezuela. The Venezuelan government issued the relevant decrees granting the necessary powers to these four companies, and the respective shareholders subsequently made the required capital contributions. Between December 2006 and March 2007, following the transfer of vendor agreements and employees, among others, the transfer of operations to the mixed companies was completed.

Mixed companies are subject to royalty payments of 33.33% based on production. In addition, they are required to pay to the government an amount equivalent to any difference between (1) 50% of the value of oil and gas sales during each calendar year and (2) the sum of total royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues paid during such year. Each mixed company is the operator of the areas, and the crude oil produced by the mixed companies has to be sold and delivered to PDVSA at market prices.
As of December 31, 2007, Oritupano Leona, La Concepción, Acema and Mata areas had 363 productive wells.
The Venezuelan government may set a limit on the oil production of mixed companies. Venezuela is a member of OPEC and has set forth a policy of strict compliance with the production quotas decided upon within the organization. According to the Venezuelan Hydrocarbon Law, any decisions made by the federal administration in connection with agreements or international treaties involving hydrocarbons are applicable to any party that carries out activities governed by the law. As a result, if OPEC approves production cuts, these cuts will affect PDVSA and the mixed companies. See “Regulation of Our Businesses—Venezuelan Regulatory Framework—Petroleum and Gas—OPEC”.
Peru
In 1996, we, through Petrobras Energía Perú, acquired 30-year oil and 40-year natural gas production rights in Lote X, in which Petrobras Energía Perú holds a 100% interest. Lote X is an area of approximately 116,000 acres in Peru’s Talara Basin, which is operated pursuant to a concession production agreement with free crude oil availability.
In December 2007, we sold 40% of our equity interest in PVIE, the holding company whose main asset is a 99.79% interest in Petrobras Energía Perú S.A.’s capital stock, to Petrobras Internacional — Braspetro B.V., a wholly owned subsidiary of our controlling shareholder, Petrobras, for US$423.3 million, plus a contingent compensation to be defined by the parties in the event a commercially viable discovery is made at the Kinteroni prospect in Block 57. See “Exploration—Exploration Outside of Argentina—Peru”. Following this sale, we continue to hold a 60% interest in PVIE. Pursuant to the terms and conditions of the stock purchase agreement, we and Petrobras Internacional — Braspetro B.V. agreed to share the power and authority to define and direct PVIE’s operating and financial policies.
As of December 31, 2007, estimated proved oil and gas reserves attributable to operations in Peru amounted to 69.3 million barrels of oil equivalent, accounting for 14.4% of our total reserves. In 2007, our net daily production in Peru was 15.1 thousand barrels of oil equivalent or 10.8% of our total production.
As of December 31, 2007, Lote X had 2,518 productive wells. We entered into a long-term sales agreement, whereby Perupetro S.A.’s Talara refinery is the sole customer of our crude oil production.
In November 2003, the Peruvian government approved the National Law for the Promotion of Investment in the Exploitation of Resources and Marginal Reserves of Hydrocarbons (Ley para la Promoción de la Inversión en la Explotación de Recursos y Reservas Marginales de Hidrocarburos a Nivel Nacional), which authorizes Perupetro to reduce royalty payments.
In accordance with the new law, we entered into an agreement with the Peruvian government whereby we undertook to make investments of approximately US$98 million in Lote X during the 2004-2011 period. By December 31, 2007, our investements in Lote X had exceeded the committed amount by approximately US$74 million. Works covered by this agreement include the drilling of 51 wells, 526 workovers, the reactivation of 177 temporarily abandoned wells, the implementation and expansion of the water injection project and the development of a gas injection project. The Peruvian government, in turn, reduced the royalty rate for crude oil and gas production.

In Peru, royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$23.9 per barrel. The royalty rate applicable for oil at December 2007 was 36.2%. Production of natural gas in Peru is subject to a fixed royalty of 24.5%.
Our activities in Peru during the year included the drilling of 112 productive wells, one injection well, 133 workovers and the reactivation of 44 wells. In September 2007, a second automatic drilling rig was added to the operation in order to increase drilling activity in this area.
Ecuador
In Ecuador we operate Blocks 18 and 31 under participation agreements, in which as of December 31, 2007, we held a 70% and 100% interest, respectively. Under these agreements, Petroecuador, the Ecuadorian national oil company, is entitled to a share in production, which fluctuates depending on oil prices and production levels.
As of December 31, 2007, estimated proved oil and gas reserves attributable to our operations in Ecuador amounted to 44.8 million barrels of oil equivalent, accounting for 9.3% of our total reserves. In 2007, our oil production in Ecuador totaled 10.3 thousand barrels per day, accounting for 7.4% of our total average daily production in barrels of oil equivalent.
In January 2005, we entered into a letter of intent with Teikoku Oil Co. Ltd. (“Teikoku”), whereby we requested approval from the Ecuadorian Ministry of Energy and Mines to transfer 40% of our working interest in Blocks 18 and 31. On January 11, 2007, the Ecuadorian Ministry of Energy and Mines authorized the assignment. As a result of this authorization, Petroecuador commenced the process of completing the necessary formalities, including obtaining amendments to the participation agreements, in order to incorporate Teikoku as a partner in the agreements for Blocks 18 and 31. Once the amendments are finalized, the terms and economic conditions of the Teikoku transaction would become effective.
On March 30, 2008, Petroecuador notified EcuadorTLC that Ecuador’s Attorney General had submitted a request for termination of the participation agreement relating to Block 18, based on alleged irregularities in the assignment to Teikoku Oil Ecuador, an alleged lack of registration of what the Attorney General understands to be a consortium among the different parties to the participation agreement, and on account of repeated penalties imposed for alleged non-compliance with the Ecuadorian hydrocarbons law (see “New Regulations” below).
On April 10, 2008 EcuadorTLC filed an answer invoking its rights, and included with its answer all documentary evidence that it believes necessary to prove that there are no grounds for terminating the Block 18 participation agreement, including the necessary administrative authorizations, and a Ministerial Accord authorizing the assignment and obligating Petrecuador to amend the participation agreement and grant the pertinent deeds. See “Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Operations in Ecuador”.
Block 18
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
Block 18 comprises the Pata and Palo Azul fields. In the Palo Azul field the agreement includes differential production sharing percentages according to a formula that considers the sales price and total proved reserves. If the sales price of crude from Palo Azul is lower than US$15 per barrel, the government receives approximately 30% of the crude produced, while if the sales price of crude is US$24 or higher, the government receives approximately 50% of production. For the intermediate price ranges, an increasing scale of aliquot is applied. The sales price of the Palo Azul crude is calculated considering as reference the WTI net of the standard market discount for Oriente crude. In the Pata field, the government receives a production share ranging from 25.8%, if daily production is lower than 35 thousand barrels per day, to 29% if production exceeds 45 thousand barrels per day, shares which are adjusted depending on the crude oil quality factor. As of December 31, 2007, the government’s share of oil produced at the Pata and Palo Azul fields under the operating agreements was 31.3% and 50.5%, respectively.

As of December 31, 2007, Block 18 had thirty-two productive wells, twenty-nine located at the Palo Azul field and three located at the Pata field. In December 2006, the new oil treatment plant and ducts became operational. This investment increased the plant’s treatment capacity to 40 thousand barrels of oil per day.
During the first quarter of 2007 our operations in Block 18 were interrupted for 30 consecutive days, from March 9, 2007 to April 10, 2007, as a result of protests and demonstrations by local communities. During this period, cumulative oil production decreased by approximately 305 thousand barrels of oil equivalent in our participation.
Block 31
A large part of Block 31 is located in Parque Nacional Yasuní, a highly-sensitive ecological area of the Amazon jungle in the central part of the eastern border of the upper Amazon basin that covers an area of approximately 494,000 net acres. Pursuant to the block’s production sharing agreement between Petroecuador and us, Petroecuador is entitled to a crude oil production share ranging between 12.5% and 18.5%, depending on daily production volumes and oil density.
We have conducted extensive exploratory work in the block, including the drilling of four exploratory wells in Apaika, Nenke, Obe and Minta. These wells were successful and led to the discovery of the Apaika/Nenke, Obe and Minta fields. In order to further develop the block, significant investments are required prior to the production phase. In August 2003, the Ministry of Energy and Mines approved the development plan for the Apaika Nenke field. In August 2004, the Ecuadorian Ministry of the Environment approved the environmental management plan for the development and production of Block 31 and granted an environmental license in connection with the development phase for the Nenke and Apaika fields. Native and environmentalist groups made public statements against the Block 31 development, arguing that oil and gas activities endangered the park’s biodiversity.
On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (the boundary of the Parque Nacional Yasuní) and denied us access to Parque Nacional Yasuní. We changed our development plan for Block 31 in order to address the objections posed by the Ecuadorian Ministry of the Environment and finally, after a process involving participation of the affected communities, submitted a new Environmental Impact Assessment (“EIA”), which was approved by the Ministry of the Environment and the Ministry of Energy and Mines.
The Ecuadorian Ministry of the Environment granted an Environmental License in October 2007. In November 2007, the Ministry of Mines and Petroleum approved the First Amendment to the Development Plan of Apaika-Nenke field in Block 31. The new project stands out for its implementation of the best technology available to minimize potential social and environmental impacts on areas as sensitive as the Parque Nacional Yasuní. As of the date of this annual report, Petrobras Energía Ecuador has applied for a forestry license and is in compliance with its obligations under the 2007 environmental license.
New Regulations
In April 2006, the Ecuadorian government approved an amendment to the Hydrocarbons Law, which assigned the government an interest of at least 50% of excess revenues resulting from any increase in the price of Ecuadorian crude (effective monthly average FOB price) over the average monthly sales price for such oil at the execution date of the relevant production agreements, expressed in constant values for the month in which settlement occurs (“extraordinary income”). On October 18, 2007, the Ecuadorian President issued an additional regulation increasing the government’s share in extraordinary income to 99%, and reducing the share of oil companies to 1%.

We, Petroecuador, and the Ecuadorian government have divergent interpretations of the proper application of the amended Hydrocarbon Law. See “Factors Affecting Our Consolidated Results of Operations—Operations in Ecuador—Recoverability of Investments and Amendments to the Hydrocarbons Law” and “Risk Factors—Our activities may be adversely affected by events in countries in which we do business—Ecuador”.
EcuadorTLC has since served notice on Ecuador’s Attorney General that it intends to arbitrate its dispute over the application of Law 42 pursuant to the bilateral investment treaty between Ecuador and Argentina. EcuadorTLC sees Law 42 as a confiscatory measure that threatens the economic feasibility of its investments and is equivalent to an expropriation of its interests. See “Risk Factors— Our activities may be adversely affected by events in countries in which we do business—Ecuador”.
In addition, on December 28, 2007, the Ecuadorian Constitutional Assembly approved the Tax Equality Law, which became effective as from January 1, 2008. This law introduces a major tax reform and makes progress on the creation of new taxes.
The combined effect of these regulatory changes—the scope of which for some has not yet been fully determined—has materially modified the conditions set forth at the time of execution of our participation agreements, adversely affecting the valuation of our ongoing projects in Ecuador, and negatively impacting our assessment of recoverability.
As of the date of this annual report, Petrobras Energía and the Ecuadorian Government are negotiating their relationship under the participation agreements governing exploitation of Blocks 18 and 31.
Ship or Pay Obligations with Oleoducto de Crudos Pesados (“OCP”)
In connection with our operations in Blocks 18 and 31, we executed a transportation agreement with OCP whereby we acquired an oil transportation capacity of 80 thousand barrels per day for a 15-year term, starting November 10, 2003. Under the “Ship or Pay” clause included in the agreement, we, as well as all other producers, must pay a fee covering OCP operating costs and financial services even when no crude oil is transported. As of December 31, 2007, such fee amounted to US$ 2.10 per barrel.
We expect that during the term of the transportation agreement oil production will be lower than the aggregate committed transportation capacity. This assumption is based on our current forecast of reserve potential in Ecuador and on the gradual development estimated for those reserves. In light of this situation, we have sold some of our transportation capacity to other parties. As of December 31, 2007, we sold transportation capacity of approximately 8 thousand barrels per day to Murphy Oil, through January 2012, and transportation capacity of approximately 16 thousand barrels per day to Petroecuador, through December 2008.
Pursuant to the letter of intent signed with Teikoku, and once the terms and economic conditions of the transaction would become effective, Teikoku would assume 40% of our rights and obligations resulting from the crude oil transportation agreement with OCP. Allocation of part of our transportation capacity to Teikoku would enable us to further reduce our current oil production deficit and facilitate compliance with our “Ship or Pay” commitment.
Bolivia
As of December 31, 2007, we held a 100% interest in the Colpa Caranda Block in Bolivia. The Colpa Caranda Block covers approximately 56,000 net acres located in the Sub Andina Central basin and has fifty-four producing wells.
As of December 31, 2007, estimated proved oil and gas reserves attributable to operations in Bolivia amounted to 29.6 million barrels of oil equivalent, accounting for 6.1% of our total reserves. In 2007, our net daily production in Bolivia under the economic method was 7.15 thousands barrels of oil equivalent or 5.2% of our total production. Approximately 87% of our proved developed reserves in Bolivia are gas reserves. These fields, which originally exported gas to Argentina, currently have priority in the delivery of gas to the Santa Cruz-São Paulo pipeline that transports gas to Brazil.

We have operated the Colpa Caranda Block in Bolivia since 1989. Under a contract signed with the Bolivian national oil company, YPFB, in October 2006, we now perform exploration and production activities at our own risk and for our own account in the Colpa Caranda Block, but on behalf of and in the name of the YPFB. Under the current agreement, YPFB owns the hydrocarbons and pays royalties, direct interest and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices. The 80% of the remaining amounts are used to pay for operating services provided by us, including depreciation. Any remainder is shared between YPFB and us on the basis of an index calculated based on production volumes, depreciation rates, prices and taxes paid, among other items. The agreement was signed on November 28, 2006, approved by the Bolivian Legislature on April 19, 2007 and became effective on May 2, 2007. In previous years, the subsidiary operated the block under a shared risk contract whereby it had free oil production availability.
Colombia
We are involved in the exploitation of the Tibú Field in the Catatumbo basin, Colombia, through our 30% interest in the Tibú Consortium. This consortium signed an agreement with the Colombian state-owned company, Ecopetrol, for the development of the Tibú field. We contribute our expertise in the development and exploitation of mature fields to this project.
During the first two stages of this project, lasting two and a half years from July 2007, the Tibú Consortium will invest US$40 million in studies and projects to determine the potential of the field, which is currently producing 1,800 barrels of oil per day. During the next phase, we expect that the Tibú Consortium will be responsible for 55% of the investments (Ecopetrol for the remaining 45%) and that the Tibú Consortium will be entitled to the 40% of the field’s production after royalties. The Tibú Consortium carries out investment projects to generate additional production, while Ecopetrol operates the field.
Statistical Information Relating to Oil and Gas Production
The following table sets forth our oil and gas production during 2007. Production figures represent our working interest in production (and are therefore net to us). In addition, the table includes our working interest in each field, the number of producing wells and the expiration date of the concessions, in each case as of December 31, 2007. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions.

					Oil and
			2007 Production		Gas
Production Areas	Location	Basin	Oil (1)	Gas (2)	Wells	Interest (8)		Expiration
Argentina:

25 de Mayo — Medanito S.E.	La Pampa and Río Negro	Neuquén	4,913	3,169	577	100.00%		2016
El Mangrullo	Neuquén	Neuquén	6	10,260	6	100.00%		2025
Jagüel de los Machos	Río Negro and La Pampa	Neuquén	1,030	2,769	101	100.00%		2015
Puesto Hernández	Mendoza and Neuquén	Neuquén	3,460	—	825	38.45%		2016
Bajada del Palo	Neuquén	Neuquén	60	—	4	17.9	%(3)	2015
Santa Cruz II	Santa Cruz	Austral	1,241	7,855	71	100.00%		2017/2024
Río Neuquén	Neuquén and Río Negro	Neuquén	503	6,435	131	100.00%		2017
Entre Lomas	Neuquén and Río Negro	Neuquén	880	1,053	417	17.9%		2016
Veta Escondida and Rincón de Aranda U.T.E.	Neuquén	Neuquén	—	—	—	55.00%		2017
Aguada de la Arena	Neuquén	Neuquén	97	6,991	11	80.00%		2022

					Oil and
			2007 Production		Gas
Production Areas	Location	Basin	Oil (1)	Gas (2)	Wells	Interest (8)		Expiration
Santa Cruz I U.T.E.	Santa Cruz	Austral	2,294	44,421	98	71.00%		2016/2031
Sierra Chata	Neuquén	Neuquén	180	5,639	41	19.89%		2020
Atuel Norte	Neuquén	Neuquén	4	—	6	33.33%		2015
La Tapera — Puesto Quiroga	Chubut	San Jorge		—		21.95%		2017
El Tordillo	Chubut	San Jorge	2,034	30	756	21.95%		2016
Aguaragüe	Salta	Noroeste	143	6,761	38	15.00%		2017/2023
Estancia Agua Fresca	Santa Cruz	Austral	189	75	3	50.00%			(4)
Gobernador Ayala	Mendoza	Neuquén	12	—	6	22.51%			(4)

Total Argentina			17,046	95,458	3,091

Outside of Argentina:
Colpa Caranda (9)	Bolivia	Sub Andina	490	12,715	54	100.00%		2029
Oritupano Leona (5)	Venezuela	Oriental	3,107	—	215	22.00%		2025
Acema (5)	Venezuela	Oriental	239	831	26	33.24%		2025
La Concepción (5)	Venezuela	Lago Maracaibo	1,383	1,480	74	36.00%		2025
Mata (5)	Venezuela	Oriental	361	1,901	48	34.49%		2025
Lote X	Peru	Talara	4,859	3,691	2,518	60.00	%(6)	2024
Block 31	Ecuador	Oriente	—	—	—	100.00%		2024
Block 18	Ecuador	Oriente	3,769	—	32	70.00%		2022
Tibú	Colombia	Catatumbo	—	—	127	30.00%			(7)

Total Outside of Argentina			14,208	20,618	3,094

Total			31,254	116,076	6,185

(1)	In thousands of barrels.

(2)	In millions of cubic feet.

(3)	80% working interest until October 2007, then reduced to 17.9% as a consequence of the transfer of part of our ownership.

(4)	We have filed an application for an exploitation concession with respect to these fields, which is still pending approval.

(5)	Indirect interests through mixed companies operating these areas.

(6)	Working interest during 2007 was 100% as the sale of the 40% interest in PVIE was effected at the end of December 2007.

(7)	The first phase finishes in December 2008, while the second phase finishes in December 2009.

(8)	Interest through Petrobras Energía and its subsidiaries.

(9)	Production from Colpa Caranda block were calculated using the “economic method”.
The following table sets forth our average daily production of oil, including other liquid hydrocarbons, for the fiscal years ended December 31, 2007, 2006 and 2005. This table includes our net share of production of consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2007	2006	2005
	(average barrels per day)
Argentina	46,700	54,233	54,516
Outside of Argentina	38,925	49,181	67,962

Total	85,625	103,414	122,478

The following table sets forth our average daily gas production for the fiscal years ended December 31, 2007, 2006 and 2005. This table includes our net share of production of consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2007	2006	2005
	(average thousand cubic feet per day)
Argentina	261,529	250,030	231,830
Outside of Argentina	56,487	54,677	61,855

Total	318,016	304,707	293,685

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2007, 2006 and 2005, of our consolidated subsidiaries and companies under joint control.

	Year ended December 31,
	2007	2006	2005
Argentina:
Oil (in pesos per barrel of oil equivalent)	126.3	124.4	99.91
Gas (in pesos per million cubic feet)	4.1	3.54	2.74

Outside of Argentina (1):
Oil (in pesos per barrel of oil equivalent)	202.5	144.3	94.65
Gas (in pesos per million cubic feet)	10.84	10.52	5.21

(1)	Figures are translated into Argentine pesos at the historic exchange rates, calculated on an averaged monthly basis.
The following table sets forth our average lifting cost, royalties and depreciation cost of oil and gas fields in each geographic area for the fiscal years ended December 31, 2007, 2006 and 2005. This table includes our net share of production of our consolidated subsidiaries and companies under joint control.

	Year ended December 31,
	2007	2006	2005
	(in pesos per barrel of oil equivalent)
Argentina:
Lifting Cost	17.27	13.50	11.05
Royalties	9.13	9.42	7.73
Depreciation	17.09	13.91	12.95

Total	43.49	36.83	31.73

Outside of Argentina (1):
Lifting Cost	11.55	12.10	10.03
Royalties	37.66	23.72	8.08
Depreciation	12.99	13.91	13.97

Total	62.20	49.73	32.08

(1)	Figures are translated into Argentine pesos at the historic exchange rates, calculated on an averaged monthly basis.
Exploration
We consider exploration our main vehicle for future growth and the replacement of reserves. Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. Accordingly, we expect an increase in our exploration investments, including exploration opportunities in Argentina’s offshore areas. In exploring offshore areas, we use the expertise and know-how of Petrobras, a world leader in offshore exploration and a pioneer in deep and ultra deep water activities.

The following table lists exploration areas as of December 31, 2007, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

	Location	Basin	Interest (4)		Expiration
In Argentina:
Glencross	Santa Cruz	Austral	87.00%		2032
Estancia Chiripá	Santa Cruz	Austral	87.00%		2032
Cerro Manrique	Rio Negro	Neuquén	50.00%			(2)
Parva Negra	Neuquén	Neuquén	47.63%		2001	(1)
Cerro Hamaca	Mendoza	Neuquén	39.64%		2004	(1)
Cañadón del Puma	Neuquén	Neuquén	50.00%		2008
Puesto Oliverio	Santa Cruz	Austral	50.00%		2006	(1)
El Campamento	Santa Cruz	Austral	50.00%		2006	(1)
El Cerrito Oeste	Santa Cruz	Austral	50.00%		2006	(1)
Chirete	Salta	Noroeste	100.00%		2010
Hickman	Salta	Noroeste	50.00%		2011
Rio Colorado	Salta	Noroeste	30.00%		2010
Enarsa 1	Continental Shelf	Offshore Argentina	25.00%		—
Enarsa 3	Continental Shelf	Offshore Argentina	35.00%		—

Outside of Argentina:
Block 57	Peru	Madre de Dios	21.12	%(3)	2008
Block 58	Peru	Madre de Dios	60.08%		2009
Block 103	Peru	Huallaga	18.02%		2008
Block 110	Peru	Madre de Dios	60.08%		2009
Block 117	Peru	Marañon	60.08%		2008

(1)	We have filed an application for an exploitation concession with respect to this field, which is still pending approval.

(2)	The grant of an exploration permit is still pending as of the date of this annual report

(3)	In February 2008, with the approval of the Peruvian Government our interest increased to 27.73%.

(4)	Interest through Petrobras Energía and its subsidiaries.
Exploration in Argentina
As of December 31, 2007, we held interests in approximately 18,129 thousand gross exploration acres in Argentina. In 2007, Petrobras Energía was awarded three exploration blocks in the province of Salta, one of them, Chirete, as operator, and Hickmann and Río Colorado as non-operator partner.
In 2007, we completed a 1,138 km2 3D seismic survey in El Campamento, Estancia Chiripá and Glencross areas in the Austral basin and an approximately 1,594 km2 survey in the Enarsa 1 offshore area. Additionally, during 2007 we completed a 820 km2 3D seismic survey in Parva Negra and Atuel Norte blocks in the Neuquen basin.
In the Neuquén, Austral and Golfo de San Jorge basins, twelve exploratory wells were drilled, six of which were successful and three of which were awaiting completion as of December 2007. In 2007, we added 3.9 million barrels of oil equivalent through exploration activities. Additional investments are required in reservoir demarcation and characterization to determine the possibility of adding proved reserves.

Exploration Outside of Argentina
Peru
In 2004, we, through Petrobras Energía Perú, entered into an agreement with Repsol Exploración Perú S.A. to jointly perform exploration activities in Block 57, located in the Madre de Dios basin. Pursuant to this agreement, Petrobras Energía Perú’s interest in the Block was 35.15%. In 2005, Petrobras Energía Perú pursued an aggressive policy to increase its acreage position, through exploration license applications and farm-ins. During 2005, Petrobras Energía Perú applied for four exploration blocks: Blocks 58 and 110 in the Madre de Dios basin and Blocks 112 and 117 in the Marañón basin (the first three were granted during 2005 and the last one was granted during 2006). In 2005, through a farm-in, Petrobras Energía Perú acquired a 30% working interest in Block 103, operated by Occidental, in the Huallaga basin. Early in 2007, Burlington Resources sold their working interest in Block 57 to Petrobras Energía Perú and Repsol. Petrobras Energía Perú’s interest increased from 35.15% to 46.16%. In February 2008 the Peruvian authorities approved the new consortium.
In August 2007, Petrobras Energía Perú decided, based on technical and economic merits, not to proceed with the second exploration period in Block 112, and therefore relinquished this area.
In Peru, exploration licenses are granted for a total of seven years. The first exploration period of 12 to 24 months generally requires a low level of capital expenditures, primarily on geological studies or seismic reprocessing. Subsequent periods require more substantial investments in seismic registration and drilling.
During 2007, our main exploration activities were carried out in Block 57, operated by Repsol. A total of 283 km out of 296 km of a 2D seismic program was acquired. One of the most important highlights for the year 2007 in Peru was the drilling of the Kinteroni well in Block 57. Production tests carried out on some reservoir levels show potential flow rates of over 35 million cubic feet of gas per day and 1,245 barrels of condensate per day.
As of December 31, 2007, our total gross exploration area in Peru was 11,548 thousand acres.
In addition, on November 16, 2006, Petrobras Energía Perú and Petroperú entered into a two-year Technical Evaluation Agreement over six blocks covering almost 14,579 thousand acres. During 2007, the incorporation of Ecopetrol in the agreement was agreed upon, but is still awaiting official approval.
Venezuela
We had a 50% working interest in the Venezuelan Tinaco area under a license for the exploration and production of gas. In 2006, drilling of La Yaguara well in the Tinaco area yielded disappointing results and in March 2007 the license was relinquished. We do not currently conduct any exploration activities in Venezuela.
Colombia
In 2005, we agreed to acquire a 10% working interest in the Tierra Negra Block from Petrobras Colombia, operator of the block with a 60% working interest. In January 2008, 10% of Tierra Negra exploration area was formally awarded to Petrobras Energía Colombia. Since no positive results were obtained from the works carried out in this area, the block was relinquished in February 2008.
Ecuador
The concession contract for Block 31 allows us to perform additional exploratory works for a period of three years following commencement of the development stage. In November 2007, the Ministry of Mines and Petroleum approved the First Amendment to the Development Plan of Apaika-Nenke field in Block 31, which established the start of the exploration period in 2008. Furthermore, and in accordance with the provisions set forth in the Ministerial approval, we are able to perform exploratory activities in the Block until the end of 2010. In terms of planned exploration activities in the western region of Block 18, local communities have not allowed us to enter the area to carry out fieldwork activities. This event prompted us to invoke force majeure remedies and request an extension of the remaining exploration period until difficulties with the local communities were resolved. In March 2006, the Ministry of Mines and Petroleum issued a Ministerial Accord acknowledging force majeure status.

Reserves
We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the U.S. Securities and Exchange Commission, proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, under existing economic, operating and regulatory conditions, i.e., prices and cost at the date of estimation.
DeGolyer and MacNaughton audited 71% of our estimated reserves as of December 31, 2007. The majority of the reserves not audited by DeGolyer and MacNaughton are in areas where we do not act as operator. The audit covered approximately 90% of the estimated reserves located in areas operated by us.
DeGolyer and MacNaughton concluded that the proved oil and natural gas reserve volumes covered by the audit are reasonable and that reserve estimates have been prepared in accordance with Rule 4-10 of Regulation S-X and in accordance with oil and gas reserve disclosure provisions of the Financial Accounting Standards Board — FASB Statement of Financial Accounting Standards No. 69 - Disclosures about Oil and Gas Producing Activities. We resolved all questions that arose during the course of the audit process to the auditor’s satisfaction.
As of December 31, 2006 and 2005, 93% and 95% of our estimated reserves, respectively, were audited by Gaffney, Cline & Associates Inc.
The estimates of reserves related to areas in which we act as operator were prepared by our petroleum engineers. Most of the reserve estimates related to areas in which we do not act as operator were prepared by the operators and subsequently reviewed by our petroleum engineers before making the assessment of our proved reserves. The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information supplied by us prior to January 11, 2008. Thus they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available. DeGolyer and MacNaughton’s audit examination included those tests and procedures considered necessary by them in view of the circumstances prevailing in each case. These tests and procedures included a review of the appropriateness of the methodologies employed by us in estimating reserves, the adequacy and quality of the data obtained and used by us in estimating reserves, the scope and completeness of the process used by us in estimating reserves and our classification of reserves in accordance with relevant definitions and guidance, as well as an economic test of the proved developed and total proved categories of reserves for each audited property.
An audit of proved reserves is an examination of proved reserves that is conducted by the auditor for the purpose of expressing an opinion as to whether such reserve information, in the aggregate, is reasonable. The estimation of reserves is an imprecise science due to many unknown geologic and reservoir factors that can only be estimated through sampling techniques. Since reserves are therefore only estimates, they cannot be audited for the purpose of verifying exactness. Instead, reserve information is audited for the purpose of reviewing in sufficient detail the policies, procedures and methods used by us, engaged in the exploration and production of oil and gas in estimating our reserves so that the auditor may express an opinion as to whether, in the aggregate, the reserve information furnished by us is reasonable.
As of December 31, 2007, liquid hydrocarbon and natural gas proved developed and undeveloped reserves amounted to 482.7 million barrels of oil equivalent (264.9 million barrels of oil and 1,307.1 billion cubic feet of natural gas), representing an 8.4% decline compared to proved reserves as of December 31, 2006 (a decline of 18.2% for liquid hydrocarbons and an increase of 7.2% for natural gas). This reflects principally a decline in proved reserves in Peru as a result of the sale of a 40% interest in PVIE, partially offset by an increase in reserves due to extensions and revisions of previous estimates, principally in Peru and Argentina.

Liquid hydrocarbons and natural gas accounted for 54.9% and 45.1%, respectively, of our total proved reserves as of December 31, 2007. Approximately, 44.5% of our total proved reserves as of December 31, 2007 were located outside of Argentina, as compared to 46.8% as of December 31, 2006.
As of December 31, 2007, proved developed reserves of crude oil equivalent represented 55.4% of our total proved reserves of crude oil equivalent.
During 2007, an increase of net reserves of approximately 54 million barrels of oil equivalent was recorded principally as detailed below:
•   An addition of 18 million barrels of oil equivalent in Argentina by exploration and extensions of known accumulations net of revisions in gas fields.
•   An addition of 33 million barrels of oil equivalent in Peru principally by extension of drilling and secondary oil recovery projects, which allowed us to make revisions to previous estimates.
As a result of the sale of a 40% interest in PVIE, there was a reduction of 46 million barrels of oil equivalent in Peru. In addition, due to the reduction of our interest in Bajada del Palo, our reserves decreased 1 million barrels of oil equivalent in the Neuquen basin in Argentina.
As of December 2007, we had proved reserves equal to 9.5 years of production at 2007 rates.
The table below sets forth, by geographic area, total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids and reserves of natural gas at the indicated dates. This table includes our net share of the proved reserves of our consolidated subsidiaries, companies under joint control and unconsolidated investees. Our net share of the proved reserves of our unconsolidated investees represented 16% of our total proved reserves as of December 31, 2007.

	Crude oil, condensate and natural gas
	liquids			Natural gas
		Outside of			Outside of
	Argentina	Argentina	Total	Argentina	Argentina	Total	Combined
							(in millions
							of barrels
							of oil
	(in thousands of barrels)			(in millions of cubic feet)			equivalent)
Total proved developed and undeveloped reserves as of December 31, 2005	143,833	394,597	538,430	950,863	379,809	1,330,672	760.2
Proved developed reserves as of December 31, 2005	98,093	176,227	274,320	457,378	203,255	660,633	384.4
Increase (decrease) originated in:
Revisions of previous estimates	(2,636)	(186,724)	(189,360)	25,264	(96,042)	(70,778)	(201.2)
Improved recovery	38	4.705	4,743	724	6,830	7,554	6.0
Extensions and discoveries	5,510	6,900	12,410	63,595	—	63,595	23.0
Purchase of proved reserves in place	—	—	—	—	—	—	—
Sale of proved reserves in place	(4,541)	—	(4,541)	—	—	—	(4.5)
Year’s production	(19,795)	(17,951)	(37,746)	(91,261)	(19,957)	(111,218)	(56.3)
Total proved developed and undeveloped reserves as of December 31, 2006	122,409	201,527	323,936	949,185	270,640	1,219,825	527.2
Proved developed reserves as of December 31, 2006	81,845	102,735	184,580	497,680	179,884	677,564	297.5
Increase (decrease) originated in:
Revisions of previous estimates	(8,766)	9,380	614	(5,348)	79,904	74,556	13.0
Improved recovery	—	8,864	8,864	—	2,027	2,027	9.2
Extensions and discoveries	3,113	299	3,412	168,326	—	168,326	31.5
Purchase of proved reserves in place	—	—	—	—	—	—	—
Sale of proved reserves in place	(1,231)	(39,439)	(40,670)	—	(41,595)	(41,595)	(47.6)
Year’s production	(17,046)	(14,208)	(31,254)	(95,458)	(20,618)	(116,076)	(50.6)
Total proved developed and undeveloped reserves as of December 31, 2007	98,479	166,423	264,902	1,016,705	290,358	1,307,063	482.7
Proved developed reserves as of December 31, 2007	71,927	79,530	151,457	507,140	188,542	695,682	267.4

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and undeveloped reserves as of December 31, 2007, 2006 and 2005.

	2007		2006		2005
	Millions		Millions		Millions of	% of
	of barrels	% of total	of barrels	% of total	barrels of	total
	of oil	proved	of oil	proved	oil	proved
	equivalent	reserves	equivalent	reserves	equivalent	reserves
Proved developed reserves	267.4	55.4%	297.5	56.4%	384.4	50.6%
Proved undeveloped reserves	215.3	44.6%	229.7	43.6%	375.8	49.4%

Total Proved Reserves	482.7	100%	527.2	100%	760.2	100%

Estimated reserves were subject to economic evaluation to determine their economic limits. Estimated reserves in Argentina and Peru are stated before royalties, as the latter have the same attributes as taxes on production and as they are not paid in kind, and therefore are treated as operating costs. In Ecuador, due to the type of contract involved in which the government receives a share of production, reserves are stated after the government’s share. Estimated reserves in Venezuela were calculated on the basis of the contractual structure in force as of the end of each year presented. As of December 31, 2007 and 2006, estimated reserves are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company. As of December 31, 2005, reserve volumes in Venezuela were computed by multiplying our working interest by the gross proved volumes in each area.
As of December 31, 2007 and 2006, Bolivian reserves were calculated using the “economic method”, according to the terms of the new operating agreements signed in October 2006.
There are many uncertainties in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including certain factors that are beyond our control. The reserves data set forth in this annual report solely represents estimates of our proved oil and gas reserves. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be precisely measured. The accuracy of a reserve estimate stems from available data, engineering and geological interpretation and judgment of reserves and reservoir engineering. As a result, different engineers often obtain different estimates. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate, so the reserve estimates at a specific time are often different from the quantities of oil and gas that are ultimately recovered. Furthermore, estimates of future net revenues from our proved reserves and the present value thereof are based upon assumptions about future production levels, prices and costs that may prove to be incorrect over time. Estimates of future prices, costs and production volumes are subject to uncertainties and may prove to be incorrect over time. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Accordingly, we cannot ensure that any specified production levels will be reached or that any cash flow arising therefrom will be produced. The actual quantity of our reserves and future net cash flows therefrom may be materially different from the estimates set forth in this annual report.
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

Sales
The following table sets forth sales for the Oil and Gas Exploration and Production business segment (consolidated subsidiaries and companies under joint control), by geographical area for fiscal years ended December 31, 2007, 2006 and 2005:

	Year ended December 31,
	2007	2006	2005
	(in millions of pesos)

Argentina	2,502	2,694	2,180
Outside of Argentina	2,122	2,087	2,477

Total	4,624	4,781	4,657

During 2007, the principal client of this segment was Petroperú Petróleos del Perú S.A., and sales to this company represented about 24% of total sales for such year for the Oil and Gas Exploration and Production business segment, before deducting export duties. During 2007, oil and gas exports totaled approximately P$1,024 million or 22% of total consolidated crude oil and gas sales (calculated before deducting export duties). In 2007, export sales were principally made to Petrobras International Finance Co. (“PIFCo”), a subsidiary of Petrobras.
Oleoducto de Crudos Pesados (OCP)
The Ecuadorian government awarded OCP the construction and operation for a 20-year term of the 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. As of December 31, 2007, we held an 11.42% interest in OCP. OCP’s other shareholders are Andes Petroleum, Perenco, Occidental, Repsol-YPF and AGIP.
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
In connection with production from Blocks 18 and 31 in Ecuador, we, through Petrobras Energía Ecuador, entered into a transportation agreement with OCP that includes a ship or pay clause whereby OCP has committed to transport 80 thousand barrels per day of our oil for a 15-year term, since November 2003. For a more detailed discussion see “ Oil and Gas Exploration and Production — Production — Production outside of Argentina — Ecuador”.
Oleoductos del Valle S.A. — Oldelval
Oldelval, a company in which we have a 23.1% interest, holds the concession for the transportation of crude oil through a 888 km-long oil pipeline with 1,706 km of installed piping between the Neuquén Basin and Puerto Rosales (located in the Province of Buenos Aires). The concession has a 35-year term starting in 1993, with an option to renew for ten years. Oldelval’s other shareholders are Repsol-YPF, Petrolera San Jorge, Pluspetrol, Pan American Energy and Tecpetrol.
The pipeline between Allen and Puerto Rosales has a transportation capacity of approximately 220 thousand barrels per day, with one million barrels of storage capacity.

During 2007, oil volumes transported by Oldelval from Allen to Puerto Rosales totaled 71.7 million barrels.
The applicable laws governing the transportation of hydrocarbons through oil pipelines, which are based on the notion of free access, assign loading preference quotas to pipeline owners based on their shareholdings. Oil transportation rates are set by the Argentine Secretary of Energy.
Competition
Our oil and gas related businesses are subject to oil price fluctuations determined by international market conditions. In executing our strategy to expand our oil and gas operations both in and outside of Argentina, we face competition from oil and gas producers throughout the world.
REFINING AND DISTRIBUTION
Our presence in the Refining and Distribution business is a further step towards the vertical integration of our operations and enables us to capitalize on our hydrocarbon reserves. Refining and distribution operations are a necessary link in the business value chain, starting with crude oil and gas exploration and processing and ending with customer service at the gas station network and the supply of petrochemical products.
Our main strategy in the Refining and Distribution segment is to seek profitability through a balanced crude oil-refining-logistics-commercial chain.
Our Refining and Distribution operations are based in Argentina where we operate two refineries and a network of 680 gas stations. One of the refineries is located in San Lorenzo (Province of Santa Fe) and the other in Bahía Blanca (Province of Buenos Aires). In addition, we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”).
The refining and distribution business in Argentina
In 2007, the Argentine fuel market grew for the fifth year in a row, at a faster pace than in previous years. Gasoline and diesel oil sales volumes were over 18.5 million cubic meters, accounting for a 9.4% increase over 2006. Diesel oil sales increased 6.6% to 13.6 million cubic meters, boosted by strong demand from the agricultural, industrial and transportation sectors. This rise was also attributable to the fact that some industrial companies and power plants used diesel oil to make up for a shortfall in natural gas supplies during the winter. Gasoline sales volumes grew 16.6% over 2006, totaling 5 million cubic meters. This variation was driven by strong growth in the Argentine economy over the last five years and particularly by record sales of new cars during 2007. Within this context, high-grade gasoline represented the highest sales volume growth at 23%, while Premium gasoline sales grew 18%. The regular gasoline market, in turn, continued its downward trend with a 21% sales reduction compared to 2006.
Liquid fuels recorded significant growth over Compressed Natural Gas (“CNG”), the sale volumes of which declined in 2007 for the second year in a row, down 6.1%. This decline resulted from the reduction in the conversion rate of gasoline-powered cars and gas supply interruptions during July 2007.
In 2007, domestic market fuel prices gradually increased after three years of government-imposed prices caps. This resulted in a partial recovery of sales margins. However, certain measures taken by the Argentine government toward the end of 2007 and the beginning of 2008 aimed at bringing prices down to the levels in place as of October 31, 2007 severely limited this recovery. Although as of the time of this annual report many of these measures are no longer in place, there can be no assurance that similar measures will not be imposed by the Argentine government in the future as part of its policy of ensuring domestic gasoline and diesel oil supplies and limiting the impact of inflation and rising commodity costs.

Refining Division
In Argentina, the Company has a total refining capacity of 80,800 barrels of oil per day: 50,300 from the San Lorenzo refinery and 30,500 from the Ricardo Eliçabe refinery.
San Lorenzo Refinery
The San Lorenzo Refinery, located in the Province of Santa Fé, is strategically located along the main distribution system. The refinery’s processing capacity is approximately 50,300 barrels of oil per day following an expansion in October 2006. The refinery has three atmospheric distillation units, two vacuum distillation units and a heavy diesel oil thermal cracking unit. It produces the following products: premium gasoline, ultra high octane gasoline (Podium), regular gasoline, jet fuel, diesel oil, fuel oil, solvents, aromatics and asphalts. We are one of the few oil companies in Argentina that owns facilities for the production of asphalt products. This unique feature has enabled us to supply asphalt products for many of the most important road construction works in the country.
The San Lorenzo refinery is located on the bank of the Paraná River, with access from the so-called hydroway forming part of the Océano-Santa Fé trunk navigation route. It has three docks for 250 meter-long vessels, having 70 thousand ton displacement. The refinery has a fuel storage dispatch plant with a capacity for 800 thousand barrels of heavy products and 322 thousand barrels of light products.
Ricardo Eliçabe Refinery
The Ricardo Eliçabe Refinery is located in Bahía Blanca, Province of Buenos Aires, a strategic location for the reception of crude oil coming through an oil pipeline from the Neuquén Basin, other Argentine crude oils coming by sea from the Golfo San Jorge or Santa Cruz Sur basins, and for imports from international markets. With a crude processing capacity of approximately 30,500 barrels per day, it manufactures a wide variety of products: regular gasoline, premium gasoline and ultra high octane gasoline (Podium), diesel oil, fuel oil, asphalts and liquefied gases (propane and butane). In February 2007, we started to produce Podium gasoline at the Ricardo Eliçabe Refinery. In this way, we have capitalized on the plant’s strategic location, supplying the south and center of the country more efficiently and increasing the supply of this product.
The refinery also produces intermediate fuel oil mixes used as fuel in vessels, raw materials for solvents and varieties for the petrochemical industry. The refinery has a storage capacity of 410 thousand barrels of heavy products and 243 thousand barrels of light products.
Dock Sud Plant
The Dock Sud plant, located in the city of Buenos Aires, has a total storage capacity of approximately 227 thousand barrels of heavy products and 517 thousand barrels of light products. Crude oil is received from the oil pipeline connecting Bahía Blanca with Dock Sud and is dispatched to tankers transporting the oil to the San Lorenzo refinery.
Caleta Paula Plant
The Caleta Paula plant is our newest receiving and distribution plant. It is located in the Province of Santa Cruz, close to the city of Comodoro Rivadavia, in southern Argentina. The strategic location of this plant significantly improves our logistical capacity in an area far from refineries. In addition, it allows us to maintain significant stocks of products to satisfy demand in the southern area of the country for gasoline, diesel oil and lubricants. The plant is located on the Atlantic coast, and is supplied by vessels and supplemented by truck loading facilities. It has a storage capacity of 90 thousand barrels of light products.

Refining Master Plan
In line with our business strategy, we have designed and started to implement a Refining Master Plan aimed at adapting refining capabilities so products can meet more stringent Argentine environmental and quality standards, and at increasing conversion to diesel oil and processing higher fractions of heavy crude oils.
The plan encompasses a significant number of works, which are expected to be completed by 2011. By that time, our own production of diesel oil is expected to have increased and our fuels are expected to have met the most stringent standards in terms of sulfur content in diesel oil and sulfur, benzene and aromatics content in gasoline.
Works are expected to allow us to increase total crude oil processing capacity to approximately 83,600 barrels of oil per day. The San Lorenzo Refinery capacity has already increased from 37,000 barrels per day in 2006 to 50,300 barrels per day. The Ricardo Pedro Eliçabe Refinery in Bahía Blanca, in turn, is expected to increase its production capacity from 30,500 barrels per day to 33,300 barrels per day by 2012.
Distribution Division
As of December 31, 2007 our commercial network of gas stations and wholesale customers allowed us to deliver products and services to a number of regions in Argentina. In recent years, our strategy has been to optimize our customer portfolio, adapt its size to our refineries’ production capacity, and streamline distribution processes. We expect implementation of this strategy to continue in the coming years.
At present, we have a network of 680 gas stations located throughout Argentina. During 2007, as part of our efforts to improve and maintain the Petrobras brand image, we terminated business relationships with gas stations that were not in line with our customer portfolio optimization process. This resulted in a 17% improvement in monthly average sales by point of sale.
Petrobras Energía’s points of sale (gas stations) in Argentina were as follows:

As of December 31, 2007
Owned (1)	138
Franchised (2)	542

Total	680

(1)	Owned or controlled by Petrobras Energía under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.

(2)
The term “franchised” is used to refer to gas stations owned by third parties with whom Petrobras Energía has signed a franchise agreement that provides Petrobras Energía with the right (i) to become the gas stations’ exclusive supplier and (ii) to brand the gas station with its corporate image. Current laws establish that the term of such contracts should be 5 years for existing stations and 8 years for new constructions.

We also continued implementing a program to improve the image of our gas stations and strengthen the perception of the Petrobras brand in the market. During 2007, eighteen new gas stations were introduced under the Petrobras brand and, as a result, 75% of the 680 points of sale in our network now bear the Petrobras brand.
Petrobras Energía sells fuels in Argentina under the Petrobras, Eg3 and San Lorenzo brand names. Distribution as of December 31, 2007 was broken down as follows:
Gas Stations

As of December 31, 2007
Petrobras	504
Eg3	146
San Lorenzo	30

Total	680

The convenience store business has grown significantly in Argentina. To profit from this trend, we are developing convenience stores, named Spacio 1, throughout our gas station network. In the first stage of this process, we are opening convenience stores exclusively in gas stations owned by us. We currently have 24 Spacio 1 convenience stores. The Spacio I Franchising Program is scheduled to be launched in 2008 at franchised gas stations.
As of December 31, 2007, our share of the Argentine gasoline market was 13.7%, and 13.9% of the Argentine diesel oil market.
Our Distribution business is also significantly focused on lubricants. In recent years, we aimed at consolidating the Lubrax brand in the Argentine market through the development of exclusive lubricant customers, the leverage of combined sales with liquid fuels, promotions at retail outlets and mass media communication involving the brand. Lubrax sales hit a new record in 2007, with sales volumes amounting to 36,360 cubic meters in the Argentine market. This figure accounts for an 11.5% growth over 2006, while the market recorded only a 5.3% increase. Our share in the lubricant market in Argentina was 11.7% in 2007.
We also sell petroleum products to the industrial, construction and marine markets. Products sold in these markets include marine fuels and lubricants, asphalts, and other products that are beyond governmental price stabilization policies. Our strategy is to consolidate our presence within these markets in order to maximize sales margins.
In 2007, we maintained the leading position in the marine market in Argentina with sales volumes totaling 382 thousand tons of Intermediate Fuel Oil (“IFO”) bunker, accounting for a 57% market share. In addition, we sold 44 thousand cubic meters of marine diesel oil with a 20.5% market share.
We are the leading company in road asphalt sales volumes in the domestic market. We sold 185 thousand tons of asphalt, 17% more than in 2006. This represented a 38.8% market share. Exports, primarily to Paraguay, Bolivia and Chile, totaled 9 thousand tons.
The following table shows production and sales for our consolidated Refining and Distribution business segment for fiscal years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,
	2007	2006	2005
Production (thousands of tons):
Virgin naphtha	890	737	810
Diesel oil	1,468	1,282	1,226
Other products	1,532	1,229	1,156

Sales:
Aromatics (thousands of tons)	22	30	46
Benzene (thousands of tons)	45	51	58
Gasoline (thousands of m3)	850	837	715
Diesel oil (thousands of m3)	1,949	1,767	1,741
Other medium distillates (thousands of m3)	9	15	13
Asphalt (thousands of tons)	195	184	188
Reformer plant products (thousands of tons)	102	118	135
Other heavy products (thousands of tons)	1,018	819	686
Paraffins (thousands of tons)	334	163	163

Sales (in millions of pesos):
Argentina	4,171	3,361	2,991
Outside of Argentina	1,655	1,170	865

Total	5,826	4,531	3,856

During 2007, 2006 and 2005 the Company processed an average of 76,600, 63,100 and 62,900 barrels per day, respectively, through our two refineries.
Refinor
We have a 28.5% interest in Refinería del Norte S.A. Refinor’s other shareholders are Repsol-YPF (50%) and Pluspetrol S.A. (21.5%). Refinor is engaged in crude refining, natural gas processing, product transportation, marketing and sales.
Refinor owns the only refinery in the northern region of Argentina, which is located in Campo Durán, Province of Salta. Refinor’s refining capacity is approximately 26,400 barrels of oil per day and its natural gas processing capacity is 20.4 million cubic meters per day. In May 2007, Refinor increased its installed natural gas processing capacity by replacing the turbine that drives the Turboexpansion II Plant compressor. As a result, the plant’s processing capacity increased by 850 thousand cubic meters per day.
Refinor has the following processing plants: an atmospheric distillation unit (Topping), a vacuum distillation unit, a gasoline hydrotreatment unit, a catalytic reformer plant, two turboexpander and fractioning plants for LPG production, as well as a plant for the production of auxiliary services (industrial water, steam, electricity, compressed air) used in the different processing plants.
The Campo Durán Refinery receives crude oil/condensate and natural gas from the northwestern basin and from Bolivia. These operations are conducted through two oil pipelines and three gas pipelines.
In addition, Refinor operates a 1,100 km long pipeline running from Campo Durán (Salta) to Montecristo (Province of Córdoba) for the distribution of its products. Along the pipeline, the Banda Río Salí (Tucumán), Güemes (Salta) and Leales (Tucumán) dispatch plants are supplied. This poliduct is the most important distribution means of all liquids generated in the northwestern basin in Argentina and transports diesel oil, gasoline for petrochemical use, gasoline for automotive use, kerosene, butane and propane.
As of December 31, 2007, Refinor has a commercial network of 76 gas stations (13 operated by Refinor) located in the Provinces of Salta, Tucumán, Jujuy, Córdoba, Santiago del Estero, La Rioja, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line: Refinor 97 (97 octanes), High grade (95 octanes), Regular (85 octanes) and Eco Diesel.
In 2007, Refinor processed 15,914 barrels of oil per day. Sales volumes totaled 1,036,000 cubic meters per year, 503 thousand cubic meters of which were directed to the domestic market and 533 thousand cubic meters to export markets. During 2007, Refinor maintained its market share of approximately 22% and 21% in the motor gasoline and diesel oil markets, respectively, in the northwestern region of Argentina. Considering the size of its gas station network, Refinor continues to be the oil company with the second highest number of retail outlets and sales volumes in the northwestern region of Argentina.
In 2007, processed natural gas volumes averaged 18,600 million cubic meters per day. In terms of LPG production, during 2007 Refinor recorded a monthly average production of 29.5 thousand tons, similar to volumes in the previous year when Refinor set a historical LPG production record. LPG sales totaled 362 thousand tons during the year, 3% higher than the 354 thousand tons sold in 2006.

The following table sets forth Refinor’s production and sales for fiscal years ended December 31, 2007, 2006 and 2005:

	Year ended December 31,
	2007	2006	2005
Production:
Gasoline (thousands of m3)	99	93	102
Virgin naphtha (thousands of m3)	376	420	441
Diesel oil (thousands of m3)	336	331	358
Natural gasoline (thousands of m3)	141	130	121
Propane / butane (thousands of tons)	358	357	357
Other products (thousands of m3)	102	127	138

Sales:
Gasoline (thousands of m3)	102	95	106
Virgin naphtha (thousands of m3)	493	573	573
Diesel oil (thousands of m3)	350	450	505
Propane/butane (thousands of tons)	362	354	352
Other products (thousands of m3)	90	101	111
Sales (in millions of pesos):
Argentina	774	731	696
Outside of Argentina	711	785	733

Total	1,485	1,516	1,429

Competition
Our principal competitors in the Argentine motor gasoline and diesel oil market are Repsol-YPF S.A., Shell CAPSA, and Esso S.A., who hold 54.6%, 14.4%, and 12.2% of market share, respectively.
PETROCHEMICALS
The Petrochemical business is a key component in our strategy to vertically integrate our operations. Our goal in the petrochemical business is to consolidate our regional leadership by:
•	Maximizing the use of our own petrochemical raw materials.

•	Capitalizing on current conditions in the styrenics market by expanding our regional leadership and supporting growth in demand in the local market.

•	Consolidating the fertilizer business, which uses natural gas and, therefore, adds value to the business.
Our petrochemical operations are performed in Argentina and Brazil. We produce a wide array of products, such as styrene, polystyrene, synthetic rubber and fertilizers, both for the domestic and export markets.
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
The styrenics division has the following plants:
•
An Integrated Petrochemical Complex at Puerto General San Martín, Province of Santa Fé, with an annual production capacity of 160 thousand tons of styrene, 57 thousand tons of synthetic rubber, 180 thousand tons of ethylbenzene and 31 thousand tons of ethylene. In 2006 the plant capacity was expanded from 110 thousand to 160 thousand tons per year. This expansion allowed us to consolidate our leadership and support the growth of markets in the region.

•
A polystyrene plant located at Zárate, Province of Buenos Aires, with a production capacity of 66 thousand tons of polystyrene per year and 14 thousand tons of bioriented polystyrene (“Bops”) per year. This state-of-the-art Bops plant is the only one of its type in South America.

•
An ethylene plant located in San Lorenzo with a production capacity of 19 thousand tons per year. It is located along the Paraná river coast, near our San Lorenzo refinery, which provides the oil feedstock necessary for operation, and near the Puerto General San Martín petrochemical complex, which uses ethylene as raw material for the production of ethylbenzene and ultimately styrene. This ethylene plant, which was acquired in 2004, has allowed us to expand our business value chain and our product offering, resulting in an increase in our share of the plastic raw material market.

In February 2007, we approved the Light Reformate Project (“LRP”), implying a US$13 million investment. The project’s objective was to increase benzene fractionation capacity from 60 thousand to 133 thousand tons per year. The project provides additional benzene to be used as petrochemical raw material and toluene to be used as solvent. Additionally, the LRP calls for the installation of a pyrolysis gasoline partial hydrogenation plant that allows for cleaner processing and adds value by facilitating motor gasoline blending.
The LRP project began in March 2007, was completed during the Reformer Plant shutdown in January 2008 and started operations in March 2008.
As of December 31, 2007, our estimated market share of the following products in Argentina was:
•	Styrene — 100%

•	Polystyrene — 81%

•	Styrene butadiene rubber (“SBR”) — 97%.
Exports are a significant part of our business. In 2007, we exported 28%, 48% and 17% of our total sales volumes of styrene, rubber and polystyrene, respectively. Exports were primarily directed to the Mercosur member countries and Chile. In 2007, we exported 9.4 tons of Bops, primarily to Europe, the United States and South America.
Fertilizers division
We are pioneers in the production and distribution of fertilizers in Argentina and the only producer of liquid fertilizers in Latin America.
We supply approximately one-fifth of the domestic demand with a wide array of specific solutions.

The fertilizers division has an industrial complex at Campana, Province of Buenos Aires, with an annual production capacity of 200 thousand tons of urea and 560 thousand tons of liquid fertilizers, and a storage capacity of 68 thousand tons of urea and 70 thousand of liquid fertilizers.
In addition, we have completed the revamping of the ammonia plant. This will allow for a 14% increase in ammonia production.
We have approximately 600 customers throughout Argentina. Of these, 130 are distributors with their own storage facilities, which complement our warehouses and assistance centers in twelve strategically-located agricultural regions.
The following table sets forth production and sales by major product for both the styrenics and fertilizers divisions in Argentina for fiscal years ended December 31, 2007, 2006 and 2005:

	Year ended December 31,
	2007	2006	2005
Production (thousands of tons):
Styrene (1)	116	95	107
Synthetic rubber (2)	54	53	55
Urea	47	58	80
UAN and other liquid fertilizers	295	392	334
Polystyrene	62	57	58
Bops	13	13	13

Sales (thousands of tons):
Styrene (1)	82	100	89
Synthetic rubber (2)	55	56	53
Fertilizers	673	747	676
Polystyrene and Bops	73	72	65
Propylene	25	23	23

Sales (in millions of pesos):
Argentina	1,376	1,084	963
Outside of Argentina	417	500	413

Total	1,793	1,584	1,376

(1)	Including ethylbenzene.

(2)	Including SBR, NBR and butadiene.
Brazilian operations
Our petrochemical operations in Brazil are conducted through Innova, our wholly owned subsidiary.
Innova has the first integrated complex in Latin America for the production of ethylbenzene, styrene and polystyrene. It is located at Triunfo Petrochemical Pole, Rio Grande do Sul, in southern Brazil. The styrene plant has a production capacity of 250 thousand tons per year, the polystyrene plant has a production capacity of 135 thousand tons per year and the ethylbenzene plant has a production capacity of 190 thousand tons per year.
The polystyrene plant uses approximately 127 thousand tons of styrene as feedstock to produce two grades of polystyrene (Crystal and High Impact). The remaining styrene is sold mainly in the Brazilian market for the production of synthetic rubber, expanded polystyrene, polyester and acrylic resins.
Innova is the leading styrene and polystyrene producer and marketer in Brazil with a combined market share of 42%.

In addition, Innova was recognized as the best Brazilian chemical and petrochemical company according to the best Brazilian companies ranking published by the magazine ISTOÉ Dinheiro, based on the analysis of financial management and social and environmental responsibility, among other aspects, and became the first petrochemical company in Brazil to receive a Restriction of Hazardous Substances (“ROHS”) certification, a European Union standard under which companies must demonstrate that their products conform to the required minimum level of substances harmful to the environment and human health.
In maintaining its leading position in the region, in an increasingly competitive market, in late 2006, the Company approved the construction of a new ethylbenzene plant at Innova, implying investments of approximately US$ 89 million. The plant is expected to have a potential production capacity of 540 thousand tons per year. The start of production is scheduled for third quarter of 2008. The plant’s state-of-the-art technology and its location on the same styrene plant site will allow for a significant reduction in costs.
The following table sets forth Innova’s styrene and polystyrene production and sales for fiscal years ended December 31, 2007, 2006 and 2005.

	2007	2006	2005
Production (in thousands of tons):
Styrene	222	234	205
Polystyrene	123	113	95
Sales (in thousands of tons):
Styrene	138	136	118
Polystyrene	121	114	95
Other	71	94	53
Sales (in millions of pesos):
Brazil	1,353	1,007	856
Outside of Brazil	104	207	116

Total sales	1,457	1,214	972

Competition
The petrochemical market in which we compete is highly cyclical, and world market conditions have a strong impact on our results of operations. We are the only producer of styrene, polystyrene and elastomers in Argentina, but compete with other foreign producers, especially those in Brazil. In the fertilizers market, we compete with Profertil S.A., a urea and ammonia producer with a production capacity of one million tons per year and other companies who import and mix fertilizers such as Cargill, Nidera and Yara. Profertil is owned by Repsol-YPF and Agrium S.A.
In Brazil, we compete with Dow Chemical, Basf, CBE and Videolar. Videolar only produces polystyrene, with an annual capacity of 120 thousand tons. Dow Chemical and Basf have a polystyrene production capacity of 120 thousand and 190 thousand tons per year, respectively. Dow Chemical and CBE have a styrene production capacity of 140 thousand and 110 thousand tons per year, respectively.
GAS AND ENERGY
The Gas and Energy business segment serves to link together our energy businesses and allows us, by integrating our various businesses, to maximize profits from gas and electricity production and ensure self-supply.
Within this segment, we sell gas produced by our Oil and Gas Exploration and Production business segment, as well as imported gas. We also provide oil, gas and liquefied petroleum gas (“LPG”) brokerage and trading services. In addition, through our stake in Transportadora de Gas del Sur S.A. (“TGS”), we are engaged in the transportation of gas in southern Argentina and in the processing and marketing of natural gas liquids (“NGL”). In the electricity business, we are engaged in the generation, transportation and distribution segments and have emerged as a major player in the Argentine electricity market.

In the Gas and Energy segment our main business objectives are:
•	Growing profitably in the gas business.

•	Growing profitably in the LPG business.

•	Growing profitably in the electricity market.
Marketing
Our Gas and Energy business segment transacts sales of gas produced by our Oil and Gas Exploration and Production segment, as well as imported gas. In addition, we provide oil, gas and LPG brokerage and trading services in order to expand our production opportunities. This business segment enables us to position ourselves as a leading commercial service provider because we assist clients not only in sales, but also in logistics, foreign trade and market knowledge.
During 2007, sales volumes in Argentina for gas produced by us and imported gas totaled 8.18 million cubic meters per day. We sold, in turn, 7.35 million cubic meters per day in gas brokerage services. LPG sales volumes totaled 254.9 thousand tons. We sold 34.1 thousand tons in LPG brokerage services.
In terms of bulk LPG, sales volumes significantly increased. We installed 60 tanks and captured 17 new customers, and as a result sales increased from 486 tons in 2006 to 3.3 thousand tons in 2007.
During 2006, sales volumes in Argentina for gas produced by us and imported gas totaled 7.58 million cubic meters per day. We sold, in turn, 4.45 million cubic meters per day in gas brokerage services. LPG sales volumes totaled 181.6 thousand tons. We sold 73.4 thousand tons in LPG brokerage services.
Gas Transportation — TGS
Our interest in TGS and Corporate Developments
We indirectly hold a 27.65% interest in TGS. TGS’s controlling shareholder is CIESA, which as of the date of this annual report holds approximately 55.3% of TGS’s capital stock. The remaining 44.7% of TGS’s capital stock is publicly held. TGS’s shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange. CIESA is 50% owned by Petrobras Energía (directly and indirectly through our subsidiary Petrobras Hispano Argentina S.A.), 40% by the CIESA Trust (the “Trust”), and the remaining 10% by a subsidiary of Enron Corp. CIESA’s and TGS’s current stock structure reflects the implementation of the first stage of the Master Settlement Agreement and the Mutual Release Agreement, signed by Petrobras Energía and certain Enron subsidiaries on April 16, 2004 (the “Master Settlement Agreement”), in connection with the restructuring of CIESA’s indebtedness.
CIESA’s Board of Directors is composed of three of our representatives, two representatives of the Trust and one Enron representative. TGS’s Board of Directors is composed of nine members, six of whom are CIESA’s representatives (three of whom are our representatives, two are representatives of the Trust and one is an Enron representative), and three independent directors, who must be unanimously approved by all the shareholders of CIESA. Pursuant to a shareholders’ agreement entered into on August 29, 2005 (the “Shareholders’ Agreement”) among Enron, the Trust and us, we have the right to appoint the chairman of the Board of Directors of both TGS and CIESA and the Chief Executive Officer of TGS.
Due to abrupt changes following the enactment of the Public Emergency Law in Argentina, CIESA and TGS both defaulted on their debt. CIESA failed to repay corporate notes having a principal amount of US$220 million and derivative instruments of approximately US$2 million. CIESA’s shareholders have not assumed any financial obligations to assist CIESA. In 2004, TGS successfully restructured substantially all of its debt, pursuant to a proposal accepted by almost all of its creditors.

Regarding CIESA’s debt restructuring, in April 2004, Petrobras Energía and Enron, at that time CIESA’s only shareholders, entered into the Master Settlement Agreement to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. The agreement provided for, among other things, certain stock transfers to be implemented in two successive steps. In July 2005, Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) (“ENARGAS”) approved the implementation of the first stage of the transactions contemplated by the Master Settlement Agreement and, as a result, on August 29, 2005, (a) Enron transferred 40% of CIESA’s shares to a newly created trust (the aforementioned Trust), and (b) Petrobras Energía and its subsidiary, Petrobras Hispano Argentina, transferred Class “B” common shares of TGS, representing 7.35% of TGS’s capital stock, to subsidiaries of Enron, which in turn were subsequently sold to third parties. In a second stage, pursuant to the terms of CIESA’s financial debt refinancing agreement entered into in September 2005, once the appropriate approvals are obtained from ENARGAS and the Comisión Nacional de Defensa de la Competencia (anti-trust authorities) (“CNDC”), CIESA will deliver about 4.3% of the Class B common shares of TGS to its financial creditors as a partial debt repayment. These shares will then be transferred to Enron in exchange for the 10% remaining shares held by Enron in CIESA. Creditors will capitalize the financial debt balance. Upon the implementation of this second step, we will own 50% of CIESA’s capital stock and the creditors will own the remaining 50%, and CIESA will own 51% of TGS’s common stock. We provide services to TGS related to the operation and maintenance of the gas transportation system and related facilities and equipment to ensure that the system performance is in conformity with international standards and in compliance with certain environmental standards.
Business
TGS began operations in late 1992 as a part of the privatization of the Argentine energy sector. Currently, TGS is the leading gas transportation company in Argentina, delivering about 59% of total gas transported in Argentina. TGS is also one of the leading NGL producers and traders, both in the domestic and international markets, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation.
The following chart shows statistical information relating to TGS’s business segments for fiscal years ended December 31, 2007, 2006 and 2005.

	2007	2006	2005
Regulated Segment:

Average firm committed capacity (1)	72.7	71.6	68.3

Average daily deliveries (1)	63.0	61.2	57.6

Annual load factor (2)	87%	86%	84%

Unregulated Segment:

Liquids total production (3)	828.6	1,036.4	882.5

Processing capacity at year end (1)	46.0	43.0	43.0

(1)	In millions of cubic meters per day.

(2)	Corresponds to the quotient of the average daily deliveries and the average firm contracted capacity.

(3)	In thousands of tons.
Regulated Energy Segment
Within the regulated energy segment, TGS has a gas transportation license in southern Argentina, and is the largest transporter of natural gas in Argentina and all of Latin America. TGS’s pipeline system connects Argentina’s southern and western gas reserves with the main consumption centers in those regions, including Greater Buenos Aires. TGS has an exclusive license for the use of the southern gas transportation system, which is due to expire in 2027 with an option to extend for ten additional years if certain conditions are fulfilled.

TGS transports gas through more than 8,042 km of pipelines, of which almost 7,500 km belong to TGS, with a firm contracted capacity as of December 31, 2007, of 72.9 million cubic meters per day. Pursuant to these contracts, the capacity is reserved and paid for irrespective of the actual use by the customer. Almost all capacity of the gas transportation pipelines in Argentina is currently apportioned among gas distribution companies, large industrial customers and gas-fired power plants under firm long-term transportation contracts. The total average life of its firm transportation contracts is approximately ten years. In addition, TGS provides interruptible transportation services under which gas transportation is dependent on the availability of capacity.
Transportation services begin with the receipt of gas owned by a shipper (e.g. distribution companies, producers, traders or large users) at one or more reception points. It is then transported and delivered to delivery points along the system. The total service area includes approximately 5.1 million end users, approximately 3.5 million of which are in greater Buenos Aires. Direct services to residential, commercial, industrial users and electric power plants are mainly provided by four gas distribution companies, which are connected to the TGS system: Metrogas S.A., Gas Natural Ban S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. Some important industries and electric power plants are also located within TGS’s operational area and are provided with direct gas transport services by TGS.
TGS has made significant investments in its business since the privatization. As a result, compression power has been increased from 429,030 HP in 1992 to 579,090 HP in 2007 and transportation capacity has been increased from 42.9 million cubic meters per day to 72.9 million cubic meters per day by the end of 2007.
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
In June 2004, TGS submitted to the Secretary of Energy a project for the expansion of the San Martín pipeline transportation capacity by approximately 2.9 million cubic meters per day. This project involved the construction of approximately 509 km of pipeline and an increase in compression capacity of 30,000 HP, through the construction of a new compressor plant and the revamping of some existing units. The project was completed in August 2005. In its role as project manager, TGS rendered engineering, project management and control, procurement and administrative services. TGS is responsible for the operation and maintenance of the new pipelines, which are owned by the Gas Trust.
In April 2006, the Ministry of Federal Planning, Public Investment and Services, the Argentine Secretary of Energy and gas transportation companies, among others, signed a letter of intent to carry out a second expansion of the gas transportation pipeline system. This new expansion is expected to increase the transportation capacity by a total of 25 million cubic meters per day, of which approximately 9.4 million cubic meters per day correspond to TGS’s system. In December 2006, the gas trust fund contracts and a project management agreement were signed, pursuant to which TGS will be in charge of the management of the project. The expansion shall be deemed the property of a gas trust fund and the investment will be financed by other gas trust funds, whose trustees are the shippers who subscribe the additional capacity. The cost of the project is to be repaid principally through the levy of a new surcharge on industries, power plants and large and medium-size businesses. In accordance with the current schedule, completion of the first stage, which consists of a 2.2 million cubic meters per day expansion of transportation capacity, is expected to be effective during 2008.
Renegotiation process
As a consequence of the Public Emergency Law that pesified and prohibited the increase of tariffs, revenues from the Regulated Energy Segment have declined considerably. In 2007, the gas transportation segment represented 41% of the total revenues of TGS compared to 38% and 43% in 2006 and 2005, respectively. From the time of TGS’s privatization through 2001, revenues for this segment represented approximately 80% of TGS’s total annual revenues.

TGS is still engaged in discussions with UNIREN regarding the renegotiation of its tariffs. As a result, and despite contracted capacity increases, the profitability of the regulated business has not yet been restored.
After several proposals aimed at adjusting TGS’s license contract terms, which were rejected by TGS considering that they did not reflect preliminary agreements, in 2005 UNIREN proposed a 10% tariff increase and an overall tariff review effective in 2006. This proposal required that TGS and its shareholders waive any future claim against the Argentine government resulting from the Public Emergency Law and/or the failure to adjust tariffs during 2000 and 2001 based on the United States Industrial Goods Producer Price Index. TGS responded by rejecting the initial 10% increase as insufficient, and jointly with Petrobras Energía agreed not to pursue any such claims if the parties reached a reasonably satisfactory agreement on tariff adjustments. In addition, Enron, which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (“ICSID”) and obtained a favorable judgment in May 2007, reported that it would only consider waiving its claims provided it were fairly compensated. During 2006, UNIREN submitted two proposals to TGS with guidelines identical to those established in previous proposals, but there was no major progress in the tariff renegotiations. Since that time, negotiations have continued between UNIREN and TGS, though the parties have not reached agreement.
Non-regulated Businesses
In addition to the regulated segment of natural gas transportation, TGS is one of the leading processors of natural gas and one of the largest traders of NGL. NGL production and distribution involves the extraction of ethane, propane, butane, and natural gasoline from the gas flow that arrives to the General Cerri Complex, located near Bahía Blanca, in the Province of Buenos Aires, which is connected to TGS’s main pipelines. TGS has two gas processing plants at the General Cerri Complex: (1) an ethane, propane, butane and natural gasoline turbo expander separating plant and (2) an absorption plant which extracts propane, butane and gasoline from the gas transported through the TGS’s pipeline system, with a gas processing capacity of 43 million cubic meters per day and a storage capacity of 58,840 tons. After extraction, TGS sells these products in the domestic and international markets. TGS also stores and ships the products at facilities located in Puerto Galván. These activities are not regulated by ENARGAS.
NGL production and distribution net revenues accounted for approximately 53%, 55% and 51% of TGS’s net revenues in 2007, 2006 and 2005, respectively. TGS’s operations were benefited by a significant increase in market price for exports of propane, butane and natural gasoline. NGL production in 2007, 2006 and 2005 totaled 828.6 thousand tons, 1,036.4 thousand tons and 882.5 thousand tons, respectively. See “Item 5. Operating and Financial Review and Prospects—Analysis of Equity in Earnings of Affiliates”.
TGS sells its NGL production to brokers and refineries in the local market and part of the production is exported to PIFCo at current international market prices. During 2006, the agreements entered into with PIFCo for the sale of natural gasoline and propane and butane were renewed for a three-year term. One hundred percent of TGS’s ethane is sold in the domestic market to PBB-Polisur S.A. at prices agreed between the parties.
Competition
TGS’s gas transportation business, which provides an essential service in Argentina, faces only limited direct competition. In view of the characteristics of the market in which TGS operates, it would be very difficult for a new entrant in the transportation market to pose a significant competitive threat to TGS, at least in the short to medium term. In the longer term, the ability of new entrants to successfully penetrate TGS’s market would depend on a favorable regulatory environment, an increasing and unsatisfied demand for gas by end users, and sufficient investment in gas transportation to accommodate delivery capacity from the transportation systems.
On a day-to-day basis, TGS competes, to a limited extent, with Transportadora de Gas del Norte S.A. for interruptible transportation services and for new firm transportation services made available as a result of expansion projects from the Neuquén basin to the Greater Buenos Aires area. Interruptible transportation services accounted for only 7% of TGS’s regulated business net revenues for 2007. The relative volumes of such services will depend mainly upon the specific arrangements between buyers and sellers of gas in such areas, the perceived quality of services offered by the competing companies, and the applicable rate for each company.

With respect to natural gas liquids processing activities, TGS competes with MEGA S.A., which owns a gas processing plant at the Neuquén basin and has a processing capacity of approximately 36 million cubic meters per day. Our controlling company, Petrobras, has a 34% interest in MEGA S.A.
Electricity
In the electricity business, we are engaged in generation, transportation and distribution activities, and are positioned as a major player in the Argentine electricity market. Electricity generation allows us to accelerate the monetization of gas reserves. Integration of our business chain provides us with new growth opportunities, adding value through the sale of power and energy services to end users as well as through the development of cutting-edge technology.
We conduct electricity generation activities through the Genelba Thermal Power Plant (“Genelba”) in the Province of Buenos Aires and the Pichi Picún Leufú Hydroelectric Complex (“HPPL”), in the Comahue region, on the Limay River, Province of Neuquén. The electricity distribution business is developed through our indirect equity interest in Edesur, a company controlled by Distrilec. In addition, in the transportation business segment, we hold an equity interest in Enecor S.A.
During 2007, and in compliance with a commitment undertaken by Petrobras Energía with the Argentine government upon approval by the CNDC (Argentine antitrust authorities) of the purchase by Petrobras Participaciones S.L. of a majority of our capital stock, Petrobras Energía sold its 50% equity interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A., Transener’s controlling company. In addition, in 2007 we sold our 9.19% equity interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock, and our 22.22% interest in Yacylec.
The Argentine Electricity Market
In Argentina in the early 1990s, as part of a general state reform, the Argentine government carried out an overall restructuring of the electricity sector and transformed it into a more decentralized system with greater private sector participation. Up to then, the electricity system was characterized by the inability to meet short- and long-term demand and low service quality, all within a framework of a limited capacity on the part of the state to make necessary investments. Over the last ten years, electricity demand in Argentina has strongly increased at an average rate of 5.2% per year, exceeding the growth in gross domestic product for the same period. In 2007 and 2006, electricity demand grew approximately 5.6% and 5.5%, respectively, reaching 102,950 GWh in 2007, mainly as result of increased industrial and residential consumption. Total electricity generation, including imports and exports, totaled 113,574 GWh (57% attributable to thermoelectric plants, 33.5% to hydroelectric plants, 6.5% to nuclear plants and 3% to imports).
As of December 2007, installed generation capacity stood at 24,080 MW, representing a growth of approximately 70% since the privatization of electricity services.
Electricity Generation: Genelba and HPPL
Genelba is a 660 MW combined cycle gas-fired generating unit located at the central node in the Argentine electricity network, in Marcos Paz, about 50 km away from the City of Buenos Aires. As part of our strategy to increase vertical integration, Genelba allows us to use approximately 99 million cubic feet of natural gas per day of our own gas reserves.
Genelba, which commenced commercial operations in February 1999, has two gas-fired turbines that receive gas through an 8 km duct connected to the transportation system operated by TGS. The electricity produced at Genelba is distributed via the national grid through a connection to the Ezeiza transformer station located only 1 km away from Genelba.

The allocation of electricity dispatched to the wholesale electricity market, whether such electricity is produced under firm contracts or for the spot market, is subject to market rules based on the lowest variable cost of electricity generation. See “Regulation of our Businesses—Argentine Regulatory Framework—Electricity”. Since Genelba uses combined cycle technology for a natural gas-fired power plant, our short-run variable cost is expected to be lower than the cost of most other thermoelectric power plants, granting significant competitive advantages to Genelba. Therefore, CAMMESA is expected to dispatch Genelba’s generating capacity before that of most other thermoelectric plants. Genelba stands out in the Argentine electricity market for its high reliability and efficiency. The plant is recognized as one of the combined cycle electric power plants with the highest availability.
During 2007, Petrobras Energía’s Board of Directors approved construction of a new 170 MW thermoelectric plant close to the existing Genelba plant, in Marcos Paz. This plant is estimated to begin work by mid-2009.
In 2005, Genelba achieved certification to SA8000 Standard—A Social Accountability System—making us the first company in the Argentine energy sector to obtain this certification.
We were awarded a 30-year concession beginning in August 1999 for hydroelectric power generation at Pichi Picún Leufú Hydroelectric Complex. The complex has three generating units with an installed capacity of 285 MW.
Pursuant to our concession contract and applicable laws, from August 2002 we paid 1% in hydroelectric royalties, with scheduled annual increases of 1% per year until royalties reach a cap of 12%, based upon the tariff rate applied to block sales of the electricity sold. As of December 31, 2007, we paid hydroelectric royalties at a rate of 6%. In addition, we pay the Argentine government a monthly fee for the use of the water source amounting to 0.5% of the same amount used for the calculation of hydroelectric royalties.
In 2007, Genelba generated 4,405 GWh, with an availability factor of 84%. Along these lines, the plant reached a 4% share of total annual power generation and a 7.5% share of thermal generation. This reflected reduced performance compared to previous years that resulted from major maintenance works for a 5-week period at each of three Genelba units in April and November 2007.
In addition, HPPL generated 741 GWh in 2007, accounting for a 50% decline compared to 2006. Water flows from Comahue were one of the lowest ever recorded and this adversely affected generation from HPPL. Incoming mean flows from the Limay river were 33% below average, while flows from the Collón Curá river experienced similar declines, flowing at 34.6% below average. With an availability factor of 88%, HPPL represented approximately 0.7% of total annual power generation and 2% of hydraulic generation.
Genelba and HPPL, together, account for approximately 4.74% of the power generated in the Argentine electricity system. The joint operation of the generating units minimizes income volatility, capitalizing on the natural barriers existing among the different energy resources used for power generation.
The following chart details energy generation and sales figures for Genelba and HPPL for fiscal years ended December 31, 2007, 2006 and 2005:

	Year ended December 31,
	2007	2006	2005
Power Generated (Gwh)	5,146	6,434	6,114

Power Sold (Gwh):

Forward market	2,421	2,300	1,255

Spot market	3,300	4,656	5,486

Total sales	5,721	6,956	6,741

Sales (in millions of pesos)	518	500	355

Electricity Transmission: Enecor
Enecor, S.A. is an independent electricity transmission company. We own 69.99% of Enecor, and Impregilo International Infrastructures N.V. of The Netherlands owns the remaining interest in the company. Enecor has a 95-year concession, expiring in 2088, to construct, operate and maintain approximately 22 km of electricity lines and a 500 Kv/132 Kv transformer station in the Province of Corrientes. Enecor entered into a maintenance agreement with Transener until 2008. As of the date of this annual report, this agreement has been extended for ten years. Under the concession contract, certain shares of Enecor are pledged in favor of the Province of Corrientes.
Electricity Distribution: Edesur
Edesur was created as part of the privatization of the Buenos Aires electricity distribution network. We currently own 48.5% of Distrilec, which, in turn, owns 56.35% of Edesur. Petrobras Energía and Enersis/Chilectra Group, owned by ENDESA, are the only shareholders of Distrilec and, pursuant to a shareholders’ agreement, both parties have the right to elect an equal number of directors, with an equal number of votes to approve all the resolutions at meetings of the Board of Directors.
In 1992, Edesur was awarded an exclusive license by the Argentine government to distribute electricity in the southern area of the Federal Capital and 12 districts of the Province of Buenos Aires, serving a residential population of approximately 6 million inhabitants. The license expires in 2087 and is renewable for an additional 10-year period. By the end of 2007, Edesur’s clients totaled 2,227,742, accounting for a 1.45% net increase compared to 2006. This indicator continues the upward trend resumed in 2003, after two years of decline. Edesur has added more than 220,000 customers since its privatization. Some of these customers were added as a result of new electricity lines and others, who had been receiving electricity outside the system, are now fully connected and duly billed.
The unanimous approval of the Board of Directors is required for the granting of any lien on Edesur’s shares or in relation to any merger, reorganization, dissolution or spin-off of Distrilec. Shareholders also have preferential rights on any transfer or new issue of shares.
Under its concession contract, Edesur is subject to a fixed cap on what it may charge each customer for the distribution of electricity to that customer. However, Edesur may pass through to the customer the cost of the electricity purchased, limited only by the pre-adjusted seasonal wholesale electricity market price. Customers are divided into tariff categories based on the type of consumption required. Under current regulations, large users may purchase energy and power directly from the wholesale electricity market. Edesur charges a fee for the provision of distribution services. Residential consumers purchase power only from distributors. These customers are generally daylight and weather sensitive and their consumption of electricity is different in summer and winter. Peak demand occurs in July, when there is the least amount of sunlight, and in January, which is usually the hottest summer month in Argentina.
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
In August 2005, Edesur signed a Memorandum of Agreement (“MOA”) with UNIREN as part of the renegotiation of its concession contract. The MOA included the terms and conditions which would be the basis for the adjustment of Edesur’s concession agreement. The MOA provided that between the execution of the MOA and June 30, 2006 an overall rate review would be performed in order to establish a new rate schedule effective August 1, 2006 and for five subsequent years. In addition, the MOA provided an interim period for which the following was agreed upon: (i) an interim rate schedule as from November 1, 2005 with an increase in the average rate not exceeding 15%, applicable to all rate categories except for residential users, (ii) a cost monitoring system which allows for reviewing rate adjustments, (iii) restrictions on dividend distribution and debt interest payments during 2006, (iv) investment commitments for 2006, (v) service quality standards and (vi) restrictions on Distrilec with regard to changes in its interest or sale of its shareholdings in Edesur. As a condition precedent to the ratification of the MOA by the Argentine Executive Branch, Edesur and its shareholders suspended all actions related to claims stemming from the Public Emergency Law. The Argentine Executive Branch ratified the MOA on December 28, 2006. On February 5, 2007, the ENRE published Resolution No. 50/2007 in the Official Gazette approving Edesur’s Rate Schedule effective February 1, 2007, which reflected the interim rate schedule provided for in the MOA.

As a consequence of the full effectiveness of the terms and conditions of the MOA, a 23% increase was applied to Edesur’s distribution costs (not affecting T1R1 and T1R2 residential tariffs), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% was also applied to the aforementioned distribution costs for the execution of a work plan. In addition, ENRE authorized, as of May 1, 2006, the application to the aforementioned costs of a 9.962% positive variation in the cost monitoring system indexes provided under the MOA. ENRE provided that the amounts resulting from the application of the Interim Rate Schedule for consumptions accrued between November 1, 2005 and January 31, 2007—amounting to P$237 million in Edesur—be invoiced in 55 equal and consecutive installments. Subsequently, under Resolutions No.1838/2007 issued by the Secretary of Energy and No. 867/2007 issued by ENRE, a 9.75% adjustment according to the cost monitoring system provided for under the MOA was approved for the May 2006-April 2007 period, applicable as from May 2007 sales. In January 2008, under Law No. 26,339 the term to renegotiate contracts for public works and utilities was extended again until December 31, 2008.
Although this represents significant progress, Edesur was not able to restore the economic and financial balance to its operations that existed prior to the devaluation of the peso and pesification of tariffs that was imposed in January 2002. Edesur’s management has focused on minimizing the impact of the constraints imposed by this situation.
The chart below sets forth Edesur’s annual power sales for each type of user for fiscal years ended December 31, 2007, 2006 and 2005.

	Annual sales in Gwh
	2007	2006	2005
Sales in Gwh:
Residential	6,063	5,638	5,046
General	3,109	2,967	2,948
Large users	6,375	6,232	6,024

Total	15,547	14,837	14,018

Sales (in millions of pesos)	1,842	1,412	1,339
Argentina’s recent economic growth has had an impact on the demand for electricity, which has surpassed consumption levels recorded prior to the 2001 crisis. Within Edesur’s concession area, demand increased 7% compared to 2006, with a historical 3,111 MW maximum demand for power in May 2007. As a result, the network is close to overloading. In addition, electricity sales also hit maximum historical values with total annual sales of 15,547 GWh, accounting for a 5% increase compared to 2006.
Since its privatization, Edesur has made investments of approximately P$3,700 million, most of which were made before the enactment of the Public Emergency Law. As a result of these investments, Edesur has been able to satisfy increased demand while reaching its highest performance levels and maintaining a high quality of service
Competition
We compete with other generators in the wholesale electricity market, both in the spot market and for contracts (mainly short-term contracts).

INSURANCE
Our insurance programs principally focus on the concentration of risks and the importance and replacement value of assets. Under our risk management policy, risk associated with our principal assets, such as oil and gas facilities, refineries, petrochemical plants and power generation plants are insured for their replacement value.
We also insure against business interruption as a consequence of material damages (except in oil and gas Exploration and Production fields), control of wells, especially where we have gas production, and third-party liability, including marine liabilities.
Our reinsurers have ratings equal or above “ A-” from Standard & Poor’s, “A3” from Moody’s and/or “B+” from A.M.Best.
Insurance companies provide coverage in each and every country where Petrobras Energía has controlled interests, following terms and conditions given by our reinsurers.
We maintain coverage for operational third-party liability with respect to our onshore and marine activities, including sudden environmental risks such as oil spills.
We carry third party liability insurance coverage of up to US$125 million for each and every ocean marine and non-ocean marine incident of loss.
We maintain control of wells coverage in many gas and oil fields located in Argentina, Bolivia and Ecuador.
We also carry marine cargo insurance and directors and officers insurance coverage.
All projects and installations under construction are required to be insured in compliance with the contract for any damage and liability risk.
We also carry insurance for workmen’s compensation and automobile liabilities.
Our main areas of coverage include the following different types of deductibles:
•	US$10,000,000 for combined claims for property damage and business interruption for all our businesses, except for the oil and gas exploration and production businesses;
•	US$10,000,000 for claims for each property of our oil and gas exploration and production business;

•	US$5,000,000 for control of wells; and

•	US$5,000,000 in ocean and non-ocean marine third-party liability.
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

QUALITY, SAFETY, ENVIRONMENT AND HEALTH
We are a socially and environmentally responsible corporation that promotes continuous improvement. This commitment lies at the core of our corporate mission. We believe that caring for the environment in which we operate and for the safety and health of individuals is an essential condition for the activities we develop.
Our Quality, Safety, Environment and Health (“QSEH”) policies, which were launched in April 2004, incorporate state-of-the-art concepts, including: eco-efficiency, life cycle, continuous improvement and leadership. This is implemented through the use of 15 guidelines for practical and customary action, each aimed at responsible behavior-based development.
We have complied with international audits and certifications with respect to environmental management, quality, safety and occupational health. We have 24 assets certified, including ISO 14001, ISO 9001 or OHSAS 18001/IRAM 3800, which are maintained through regular third-party audits.
Excellence in Management
We are moving forward with our “Excellence in Management” initiative. This initiative is implemented through an ongoing evaluation process and the implementation of management enhancement programs based on Petrobras’ Guide of Excellence in Management. In 2004 and 2005 we conducted the first evaluation cycle, comprising ten organization units of all our businesses (Genelba, Lubricant Plant, Innova, E&P-Venezuela and E&P-Argentina, Pichi Picún Leufu Hidroelectric Complex, Bahía Blanca Refinery, Poliestirenos Argentina, our network of Gas Stations and Information Technology) and in 2006, we commenced the second evaluation cycle at Genelba and Innova. In 2007, in addition to advancing the implementation of these initiatives, we extended our evaluation to cover entire business units, including evaluation of the Gas and Energy segment. Moreover, since 2005, we have advanced the implementation of permanent management enhancement programs in all our assessed units, which are subject to annual reviews that continually reassess business priorities.
Another goal of Petrobras Energía is to promote transparent and integrated management, while improving the efficiency of operations. Therefore, in 2007, the Company completed the implementation of the Standardization Process, based on the application SINPEP (Petrobras’ Electronic Integrated Standardization System), a document management system, specially designed for process management.
New policy and guidelines, new management tools — Process Safety Program
To guarantee the effective implementation of our Safety, Environmental and Health (“SEH”) policy and guidelines, we developed a set of corporate management tools under the Process Safety Program (“PSP”). This program, which launched in April 2004 and concluded in October 2006, diagnosed management in 23 production units and centralized functions, and interviewed over 300 members of management, employees and contractors. The results of this program were an input to our QSEH strategic agenda for 2007-2015.
During this period, PSP sought to review business unit action plans, assets and centralized functions through the progress and enhancement of several projects.
Safety
In order to reduce our risk of accidents, a series of preventive measures were developed, which focused on and were addressed to our own supervisors and contractors’ supervisors as well as to Petrobras Energía’s management staff through the Proactive Leadership Program.
We also launched the Leadership Program in Injury Prevention, essentially addressed to contractors’ supervisors, who are trained so that they may, in turn, provide employees in their area with specific training in safety movement, hand care and accident prevention.
Since 2005, we have conducted our Contractor Staff Ranking and Certification process, through which more than 7,000 employees were trained to implement our SEH policies and guidelines.

In addition, we have made significant progress in analyzing our accident rate through a conceptual model base on System Dynamics together with systematic investigations of accidents and incidents, which has allowed us to identify and target key areas where we can develop accident prevention programs.
During 2007, we continued implementing these initiatives, while enhancing their contents and scope. We also implemented a significant program of asset audits in order to monitor the status of compliance with these preventative processes.
Environment
We have implemented several initiatives to minimize the environmental impact of operations and reduce associated environmental risks. Among them, we implemented a maintenance and replacement pipeline program, redefined our waste treatment plans and undertook projects to improve the performance of effluent treatment plants and fire fighting systems.
Since July 2003, our Inventory System of Atmospheric Emissions (“SIGEA”) project has assisted us in reducing our atmospheric emissions by enhancing our decision-making process for new investments, particularly in terms of energy conservation and eco-efficiency. Additionally, the SIGEA project has helped us detect improvements that will facilitate our participation in carbon credit markets. As a result, we have identified opportunities for the reduction of greenhouse gas emissions in our Gas and Energy and Exploration and Production business units, and we are now able to prepare the documentation required to include these projects within the scope of the Clean Development Mechanism.
We implemented clean-up projects in our oil fields and refineries, focused on contaminated water and soils. The Waste Corporate Management System (“SCR”) implemented in our Refining and Petrochemical business unit was also created with the goal of recording and supervising waste inventories in our business units. The SCR will be developed throughout the rest of the organization during 2008.
We are committed to minimizing our impact on the environment, and are developing a framework to assess and report on the eco-efficiency of all our business units. Eco-efficiency is based on the concept of creating more goods and services while using fewer resources and creating less waste and pollution. These are the types of indicators we are introducing into our internal reporting.
In line with our strategic commitment to environmental responsibility, we have been working to ensure that increased production is as compatible as possible with the efficient use of natural resources such as water and energy, and generates the least possible amount of effluents and emissions in all of our business units, as evidenced by programs such as our SIGEA project.
After a rigorous economic, social and environmental evaluation, since September 2007 Petrobras Energía has been included, through Petrobras, in the Dow Jones Sustainability Index. This index evaluates corporate sustainability in almost 60 economic sectors worldwide.
Environmental Training
In 2006, Petrobras Energía also worked to promote the environmental knowledge and awareness of internal and external stakeholders in the communities around its assets, and organized an e-learning course about sustainability, life cycle analysis and eco-efficiency with the participation of employees from all South American countries where we operate.
Emergency Response
The Company is actively engaged in preventing, preparing for, and responding to emergency situations, with an emphasis on minimizing damage and rapidly restoring previous conditions in the event of an accident.

We are parties to a mutual assistance agreement with Petrobras, our controlling shareholder, whereby we have committed to assist each other during possible spills in our land and maritime operations.
In 2005, we created fourteen emergency response bases distributed throughout different strategic points in Argentina (five nautical bases, eight ground bases and a logistic base), all of them with the necessary equipment and personnel for effective performance in an emergency.
We regularly conduct land and nautical drills to develop the skills and competency needed to carry out our emergency plans in different sectors. These drills are carried out within the framework of our SEH policy, and coordinate the activities of various parties who would be called upon in an emergency, such as the fire department, police, our customer service centers, contractors, and our own employees. Through the responses to these drills, we are able to analyze information, assess situations by ranking the seriousness of each scenario on site, establish response strategies, and study the development of joint intervention techniques, rescue assistance and protection. Past drills have also focused on saving human lives and protecting the environment, while coordinating responses from local government agencies, and the Argentine and Uruguayan navies and coast guards.
In 2007, we successfully implemented several improvements to our contingency systems, such as the Land Emergency Plan. This year, our drills on toxic highway spills stood out for their magnitude.
We are the only company in Argentina that has an environmental agents program, which is based on growth-oriented, proactive and responsible responses, and involving three players: the community, governmental authorities and the Company itself. Since 2004, approximately 700 people have been trained under this program. In 2007, the program was carried out for the first time in Block 18 in Ecuador with the participation of local communities.
We have also conducted several workshops in the areas of Emergency Response with Chemical Products, Liquid Fuels, and LPG. These workshops and drills take into account the needs of relevant interested parties, emergency preparedness, and the response procedures of our own personnel. Several authorities, including those from Civil Defense, participate in these workshops.
Health
We have implemented a Health Promotion and Protection Program, which prioritizes the quality of life of our employees. The principal components of the program are health promotion, stress management, physical activity, healthy diet and accident prevention actions. Program activities include workshops on stress, sedentary life-style, healthy diet and a smoking reduction plan. Since 2005, 3,100 employees have participated in these programs.
In order to encourage physical activity, we opened health promotion centers—gyms and aerobics tracks—in several plants and executed agreements with fifteen private gyms in Buenos Aires. As a result, 1,500 employees and related family members are exercising at these facilities.
In addition, since 2005 we have provided CPR (cardiopulmonary resuscitation) and first-aid training to 2,000 individuals, and more than 90 people have participated in our smoking reduction program. Families are eligible to participate in our health promotion program workshops.
On November 15, 2007 the Argentine Ministry of Health certified Petrobras Energía as a smoke-free company after a process of strict monitoring and evaluation of indicators carried out by authorities.

REGULATION OF OUR BUSINESS
Argentine Regulatory Framework
Petroleum
The Argentine oil and gas industry is regulated by Law No. 17,319 (the “Hydrocarbons Law”), enacted in 1967, and natural gas is regulated by Law No. 24,076 (the “Natural Gas Law”), enacted in 1992. The Hydrocarbons Law allows the federal executive branch of the Argentine government to establish a national policy for the development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.
A new regulatory framework was required in order to respond to several changes in the Argentine oil and gas industry after the privatization of Yacimientos Petrolíferos Fiscales Sociedad del Estado, or YPF, and Gas del Estado, or GdE. Pursuant to Law No. 24,145 (the “Privatization Law”), ownership of oil and gas reserves was transferred to the provinces in which they were located. Transfers are implemented once (1) the Hydrocarbons Law was modified for the purpose stated in the Privatization Law, and (2) the rights of holders of existing exploration permits and production concessions, as applicable, had expired. In connection with this legislation, certain issues remain unresolved with respect to the relevant regulatory authority of the federal executive branch and the provinces, regarding oil and gas exploration, production, and transportation activities. In 2007, Law No. 26,197 was enacted (the “Federalization Law”), which modified the Hydrocarbons Law to grant the federal government ownership over reserves lying more than twelve nautical miles offshore, as well as delineating authority between the federal and provincial governments.
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

Holders of production concessions are required to pay a 12% royalty to the government of the province in which production occurs, calculated on the wellhead price (equal to the FOB price less transportation costs and certain other reductions) of crude oil and natural gas produced. The Hydrocarbons Law authorizes the government to reduce royalties up to 5% based on the productivity and location of a well and other special conditions. Any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.
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
Resolution No. 435/04 also provides that if a concession holder allots crude oil production for further industrialization processes at its or affiliated plants, the concession holder is required to agree with provincial authorities and the Secretary of Energy, as applicable, on the reference price to be used for purposes of calculating royalties and payments. Upon default by the concession holder, provincial authorities may fix this reference price. The concession holder is eligible for certain deductions including (1) inter-jurisdictional freight costs, which can be deducted from the selling price, as long as transportation is made by means other than a pipeline, and monthly invoices and any relevant agreements are provided and (2) internal treatment costs (not exceeding 1% of the payment) incurred by authorized permit or concession holders.
By Decrees 225/2006 and 226/2006, the Province of Neuquén sought to change the reference price to be used for calculating royalties using the West Texas Intermediate Crude reference price (“WTI”), for petroleum and import prices at the border for gas. The upstream companies that have activities in Neuquén Province are currently challenging those decrees.
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
Law 25,943, enacted on October 20, 2004, established the creation of a federal state-owned energy company called Energía Argentina S.A. (“ENARSA”), whose stated purpose is to carry out, through third parties or through joint ventures with third parties, (1) the study, exploration and exploitation of hydrocarbon natural reserves, (2) the transportation, processing and sale of hydrocarbons and their direct and indirect by-products, (3) the transportation and distribution of natural gas and (4) the generation, transportation, distribution and sale of electricity. This law granted ENARSA exploration permits over all national offshore areas not covered by existing exploration permits or exploitation concessions at the time of its enactment. Therefore, any future exploration of offshore areas must be done in joint venture with ENARSA.

Net Worth Requirements
The Secretary of Energy’s Resolution No. 193/03 established mandatory minimum net worth requirements for companies that wish to acquire or maintain exploration permits, exploration concessions or hydrocarbon transportation concessions in Argentina.
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
“Federalization Law”
The Federalization Law was published in the Official Bulletin on January 3, 2007, and amended the Hydrocarbons Law to clarify the federal and provincial governments’ ownership rights over liquid and gaseous hydrocarbon fields, based upon their location.
Fields located in the area lying between 12 nautical miles from the coastline and the outer boundary of the continental shelf belong to the federal government. All the fields lying on their territories and those located on the sea adjacent to the coast up to a distance of 12 nautical miles offshore shall remain the property of the provinces and the City of Buenos Aires. On January 3, 2007, provincial governments took over original ownership and management over the fields located in their territories, pursuant to these provisions.
The Federalization Law also transfers, by operation of law, all hydrocarbons exploration permits and exploitation concessions as well as other types of exploration and exploitation contracts executed with the federal government, without affecting the rights or obligations of permit and concession holders.
In addition, the Federalization Law sets forth that the hydrocarbon royalties due upon the effective date of the Federalization Law shall be assessed according to the provisions of the respective permit or concession agreement and shall be paid to the jurisdictions where the fields are located. Before the Federalization Law, royalties were also paid directly to the provinces where the fields are located under the Secretary of Energy’s Resolutions 155/1992 and 435/2004.
Likewise, the provinces (as well as the federal government in relation to the fields located in federal territory) were granted the power to grant permits and concessions over the fields located within their respective territories and the power to exercise enforcement authority with respect to these fields. The Federalization Law provides that federal energy policies are to be implemented by the Federal Executive.
As of the enactment of the Federalization Law on January 3, 2007, each enforcement authority was made counterparty to the different permits and concessions granted, with all the powers set forth in the Hydrocarbons Law and its supplementary regulations, and the rights derived therefrom.
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
Transporters of hydrocarbons must comply with the provisions established by Decree No. 44/91, which implements and regulates the Hydrocarbons Law as it relates to the transportation of hydrocarbons through oil pipelines, gas pipelines, multiple purpose pipelines and/or any other services provided by means of permanent and fixed installations for transportation, loading, dispatching, tapping, compression, conditioning infrastructure and hydrocarbon processing. This decree is applicable currently and primarily to oil pipelines and not to gas pipelines. See “Regulation of Our Business—Argentine Regulatory Framework—Natural Gas—ENARGAS”.
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

Upon expiration of a transportation concession, ownership of the pipelines and related facilities is transferred to the Argentine government with no compensation paid to the concessionaire.
Refining and Marketing
Executive Decree No. 1212/89, issued pursuant to the Hydrocarbons Law in 1989, regulates hydrocarbon refining activities by oil producers and other third parties. This decree, as well as rules and regulations issued by the Secretary of Energy, regulates the commercial, environmental, quality and safety related-aspects of refineries and gas stations. This law authorized imports, abolished oil assignments by the Secretary of Energy and deregulated the installation of refineries and gas stations. Certain supervisory and control powers of the Secretary of Energy have also been delegated to provincial and municipal authorities and therefore the refining and sale of refined products must also comply with provincial and municipal technical, health, safety and environmental regulations. The refining of hydrocarbons is subject to requirements established by the Secretary of Energy, including registration of oil companies. Approval of registration is granted on the basis of financial, technical and other standards. As described below, liquid fuel retail outlets, points of sale for fuel fractioning, the resale to large users and supply contracts between gas stations and oil companies are also subject to the registration requirements set by the Secretary of Energy.
Refiners are generally free to sell their products in the domestic market, subject to occasional minimum supply requirements. Refiners are also free to install gas stations under their own brand or third-party brands, though gas stations directly operated by refiners may not account for more than 40% of a refiner’s total distribution network (Executive Decree 1060/2000). Where gas stations are under an exclusive agreement with a refining and/or fuel distribution company, if for any reason, either party is determined to terminate that agreement, such termination shall be submitted to the affirmative or negative opinion of the Domestic Trade Secretary, and the necessary steps shall be taken so that the gas station in question enters into a new agreement with another refining and/or distribution company securing adequate supply (Resolution No. 157/06).

Gas stations, other fuel retail outlets and other distributors are required to register with the Secretary of Energy to participate in the liquid fuel markets. Severe sanctions are imposed on those who execute transactions with unregistered parties, and repeated violations may result in removal from the registry. Additional requirements are also imposed on all fuel market participants, and brand owners are jointly liable for any breaches by companies operating under their brand name (Resolution No. 1102/04).
Gas stations in border regions must sell fuels to vehicles bearing foreign license places at mandatory differential prices (Resolutions SE No. 938/06 and 959/06).
The Argentine government, in an attempt to guarantee the supply of fuel to the domestic market, has also imposed restrictions on exports, requiring producers to gain authorization before performing export operations (Executive Decree 645/02 and Resolutions SE No. 1679/04 and 1338/06). Prior to obtaining the Secretary of Energy’s approval to export crude oil or diesel oil, producers must generally show that they have either satisfied local demand requirements or granted the domestic market the opportunity to purchase oil on similar terms. Potential exporters of diesel oil must also register in advance with the government (Resolution SE No. 1679/04).
In 2005, the Argentine government imposed additional requirements to guarantee the domestic supply of diesel oil to gas stations by refiners (Secretary of Energy, Resolutions No. 1834/05 and 1879/05). Initially, these regulations allowed gas stations to obtain diesel oil from third parties if refiners were unable to meet demand, with refiners bearing any additional costs incurred in procurement. In 2006, these regulations were expanded to require refining companies, wholesalers and retailers to meet total reasonable diesel oil demand on a continuous basis in every geographical region in Argentina at the same level demanded for the corresponding month in the previous year, plus an adjustment to account for growth in domestic product (Domestic Trade Secretary, Resolution No. 25/06).
The Secretary of Energy also regulates the quality content of fuels. These regulations have become significantly more stringent in recent years. Resolution SE 1283/06 approved new fuel quality standards, which are expected to be gradually applied beginning June 1, 2008.
Any new fuels marketed within Argentina must be authorized for sale by the Undersecretary of Fuels, regardless of the brand or trade name under which they are marketed (Secretary of Energy, Resolution No. 1334/06). In 2008, the Secretary of Energy exempted fuel oils sold to power plants from marketing requirements under Resolution No. 1283/06 (Resolution No. 150/08).
Resolution No. 1103/04 issued by the Secretary of Energy provides, pursuant to Executive Decree 1212/89, section 17, that in the case of gas stations operating under a brand, the owner of the brand under which fuels are sold shall be responsible for the specification, quality and quantity of products sold and for compliance thereof with reported requirements, and in the case of gas stations operating under no brand, the operator shall be the responsible party and fuel suppliers may also be jointly and severally liable when duly identified.
The Ministry of Federal Planning, Public Investment and Utilities created the Energía Total (Total Energy) program in 2007 to help guarantee the supply of liquid and gas fuels to producers and the Argentine population during 2008 (Resolution 459/2007). The program was designed to encourage the substitution of alternative fuels for natural gas and electricity consumption used in various production activities and electricity generation. The program has been extended through December 31, 2008 (Resolution No. 121/2008) and is regulated by Disposition 30/2008. ENARSA is in charge of coordinating the Energía Total program, under which two separate plans call for the provision of liquid and gas fuels. One goal of the program is to guarantee the supply of liquid fuels derived from oil (liquefied petroleum gas, diesel oil, fuel oil, gasoline and octane enhancers) and to meet overall demand, based on economic growth and industrial development. The beneficiaries of this plan are primarily fuel refining and importing companies in Argentina that qualify pursuant to regulations governing the Energía Total program and that have reached an agreement with ENARSA.

Market Regulation
Under the Hydrocarbons Law and the Oil Deregulation Decrees, the holders of exploitation concessions have the right to freely dispose of their production through sales in the domestic market. However, as explained elsewhere in this report, since 2002, the Argentine government has imposed restrictions on the export of hydrocarbons. See “Argentine Regulatory Framework—Petroleum—Refining and Marketing” and “Risk Factors— Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations”.
Pursuant to Decree No. 1589/89, relating to the deregulation of the upstream oil industry, companies engaged in oil and gas production in Argentina are free to sell and dispose of the hydrocarbons they produce and are entitled hold up to 70% of the foreign currency proceeds they receive from crude oil and gas sales abroad, while being required to repatriate at least 30% through Argentine exchange markets.
The Hydrocarbons Law authorizes the federal executive branch to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the federal executive branch finds domestic production to be insufficient to satisfy domestic demand. In the event the federal executive branch restricts the export of oil and petroleum products or the free disposal of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price, in the case of crude oil and petroleum products, not lower than that of similar imported crude oil and petroleum products and, in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, at 34 degrees. See “—Argentine Regulatory Framework—Petroleum—Refining and Marketing”.
Taxation
Holders of exploration permits and production concessions are subject to federal, provincial, and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels. Permit holders and concessionaires must pay an annual surface tax based on the area held. Attempts by the Province of Neuquén to change the reference price used for calculating royalties are currently being challenged through litigation.
The Public Emergency Law established a withholding tax on exports of hydrocarbons regime for five years from March 1, 2002, which was subsequently extended for five years from January 2007 pursuant to Law No. 26,217. The taxes withheld are deducted from the sales price of the exported hydrocarbons. At its inception, this regime imposed a 20% tax on exports of crude oil and liquefied petroleum gas (“LPG”) and a 5% tax on exports of certain oil related products.
In May 2004, withholding rates for crude oil and LPG were increased to 25% and 20% respectively. From August 2004 through November 2007 a graduated withholding regime was applied to crude oil exports, starting at 25% when the price per barrel was equal to or lower than US$32 and with additional, incremental rates ranging between 3% and 20% when the price per barrel of crude oil ranged between US$32.01 and US$45, with a cap set at 45% when the price exceeded US$45.
Effective November 2007, Resolution No. 394/07 issued by the Ministry of Economy and Production (“Resolution No. 394/07”) provided for a new calculating method for withholdings on exports of crude oil and certain oil by-products. Under this new method, when the international price for crude oil exceeds US$60.90 per barrel, an incremental withholding rate is set on crude oil exports, capping the price the producer receives at US$42 per barrel of standard crude oil. When the international price for crude oil ranges between US$45 and US$60.90 per barrel, a 45% withholding tax is applied. If the international price for crude oil decreases below US$45 per barrel, the authorities will set new rates within 90 days. A similar withholding regime applies to exports of oil by-products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices.
Over the past several years, the Argentine government has passed various laws exempting diesel fuel imports intended for domestic consumption from the Fuel Liquids and Natural Gas Tax, as well as the Diesel Oil Tax, to facilitate meeting local demand. The following laws exempted diesel fuel imports in the following amounts from such taxes: Law No, 26,022 (2005) — 500,000 m3; Law No. 26,074 (2006) — 800,000 m3 (subject to an additional exemption of 20% in 2007); Law No. 26,337 (2007) — 1,800,000 m3 (applicable in 2008, subject to an additional exemption of 20%). Exemptions under Law No. 26,337 are valid when the average monthly parity of diesel oil imports is not lower than the ex-refinery price of diesel oil (excluding all taxes except VAT). Resolution No. 151/08 of the Secretary of Energy has also applied these exemptions to the first 500,000 m3 of diesel fuel imported each year.

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
Refining companies, in turn, receive economic compensation for the lower revenues resulting from compliance with the agreement. In order to calculate the lower revenues received, the government considers the difference between net revenues from the sale of diesel oil at contractual prices and the net revenues that would have been obtained from the sale of the same diesel oil volumes at market price.
Refining companies processing the crude oil they produce, as is our case, are entitled to direct compensation, calculated by deducting it from any amount payable for export duties. The Secretary of Energy issues a fiscal credit certificate for the appropriate amount of compensation.
The new agreement for the supply of diesel oil to public transportation companies has not yet been signed.
Stability of Fuel Prices
In an effort to mitigate the impact of the significant increase in international prices for oil and oil by products on domestic prices and to ensure price stability for crude oil, gasoline and diesel oil, since January 2003, at the request of the federal executive branch, hydrocarbon producers and refineries have entered into a series of temporary agreements, which contained price limits with respect to crude oil deliveries. By the end of 2004, in light of further increases in the WTI, the Argentine government established a series of measures to ensure the supply of crude oil to local refiners at price levels consistent with the local retail price of refined products.
Currently producers and refiners freely negotiate purchase and sale prices for oil. However, certain differences over the economic terms applied to the fuel stability price agreements have not been resolved.
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

Natural Gas
In 1992, the Natural Gas Act was passed providing for the privatization of Gas del Estado, or GdE, and the deregulation of the price for natural gas. To carry out the privatization, the assets of GdE were divided among two new transportation companies and eight new regional distribution companies. The transportation assets were divided into two systems on a geographical basis, the northern and southern area pipeline systems, designed to give both systems access to gas sources and to main centers of demand, including the greater Buenos Aires region. A majority of the shares of each of the transportation and distribution companies was sold to private bidders.
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
On May 21, 2007 the federal executive branch announced that it was temporarily intervening in the operations of ENARGAS. Though the board of directors remains in place, as of the time of filing of this annual report, officials from the federal executive branch currently exercise control over ENARGAS, in consultation with the board of directors. We cannot provide you with any assurances or estimates as to how long this arrangement will remain in place.
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

Rate Regulation
Summary
Since the enactment of the Public Emergency Law and other emergency measures in early 2002, public utility tariff regulation has been radically modified, including regulation of gas transportation and distribution services. The rapid implementation of various tariffs has generated a patchwork of conflicting regulations. Although the rules regulating tariffs described hereunder remain in effect, in practice they have been supplemented by other laws described throughout this section (“Regulation of Our Business”). The Company cannot provide any assurances as to which rules and regulations will remain in place if these various conflicts are resolved.
Regulation of Natural Gas Distributors Prior to the Public Emergency Law
Prior to the enactment of the Public Emergency Law, provisions of the Natural Gas Act regulated the rates for gas transportation and distribution services, including those of TGS. Tariffs to end-users consisted of the sum of three components: (1) the price of the gas purchased; (2) a transportation tariff for transporting gas from the production area through the distribution system; and (3) a distribution tariff. Under the Natural Gas Act and TGS license, TGS was permitted to adjust rates (1) semi-annually to reflect changes in the U.S. producer price index, and (2) every five years in accordance with efficiency and investment factors to be determined by ENARGAS. In addition, subject to ENARGAS’s approval, rates were subject to adjustment from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to TGS, and for objective, justifiable and non-recurring circumstances. The ratemaking methodology contemplated by the Natural Gas Act and the TGS license is the “price-cap with periodic review” methodology, a type of incentive regulation designed to allow regulated companies to retain a portion of the economic benefits arising from efficiency gains. This legal framework remains in effect, though it has been modified by the regulations described below.
UNIREN
The Public Emergency Law pesified tariffs for public utility services at a P$1=U.S.$1 parity and prohibited the increase of these tariffs based on indexation factors. Additionally, this law authorized the Argentine federal executive branch to renegotiate the terms of contracts for the provision of public utility services without being constrained by the applicable regulatory framework. This authority was later delegated by the executive to the Ministry of the Economy, which created, in July 2003, the Unidad de Renegociación, or UNIREN, for the purpose of assisting in the renegotiation process. The renegotiation of service contracts (some of which have been completed and others which are ongoing) must take into account the following criteria, among others:
•	Impact of tariffs on economic competitiveness and on income distribution;
•	Quality of services to be provided and/or the capital expenditure programs provided for in the contracts;
•	Interest of customers and accessibility to the services;

•	The safety of the systems; and

•	The company’s profitability.
On October 1, 2003, the Argentine Congress passed a bill allowing the executive branch of the government to set public utility rates until the completion of the renegotiation process. TGS is in the process of re-negotiating a tariff structure with UNIREN. See “Item 4. Information on the Company—Gas and Energy—Gas and Transportation—TGS—Renegotiation process”.

Modifications to the regulatory framework
On February 16, 2004, the government, through Decree No. 180/04, took a number of significant steps that altered the regulatory framework for the Argentine gas industry. The decree authorized the Secretary of Energy to take any necessary measures to maintain an adequate level of services in the event of a supply crisis. In addition, Decree No. 180/04 provided for:
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
Adjustment of Natural Gas Price at Wellhead
Decree No. 181/04 instructed the Secretary of Energy to design a framework for the normalization of prices of natural gas at the wellhead. The decree authorized the Secretary of Energy to negotiate with gas producers on a price framework for the adjustment of prices in sale contracts to distributors. Natural gas prices for residential consumers were excluded from this process. It also authorized the Secretary of Energy to create a new category of users who must buy gas directly from producers.
The prices resulting from this framework are used as a reference for calculating and paying royalties and are used by ENARGAS in calculating any necessary adjustments in tariffs that result from variations in the price of purchased gas. In addition, the decree required that all agreements for the sale of natural gas be filed with the gas electronic market, and granted authority to the Secretary of Energy to regulate the sale of gas (i) between producers and (ii) between producers and their affiliates.
Pursuant to Decree No. 181/04, in April 2004 the Secretary of Energy entered into an agreement with natural gas producers—approved by Resolution No. 208/04—that regulated the price of natural gas by sector, and that called for the complete deregulation of the wellhead price of natural gas by January 1, 2007. Under the April 2004 agreement, natural gas producers were required to provide minimum supply volumes to the local market, including (i) distributors for industrial users, (ii) clients of distributors, or new direct consumers, and (iii) local electric power generators. Additionally, this agreement called for producers to report all supply agreements to the Secretary of Energy.
In 2007, upon expiration of the 2004 agreement, the Secretary of Energy and the producers signed a new Natural Gas Producers Agreement aimed at ensuring the domestic supply of natural gas, approved by Resolution SEN No. 599/07. This agreement modified the proposed scope of gas price deregulation, and established set prices, under which the 2005 price is maintained for the residential segment, and an annual average increase is established of approximately 6.5% for the compressed natural gas, generation and industrial segments (though the price for gas in the industrial segment remains freely negotiable). The implementation of this agreement is staggered by segment, and the last supply commitment to expire is that for residential supply, in the year 2011.
In 2008, the government implemented the Gas Plus Program to create an incentive for producers participating in the aforementioned supply agreements to increase production in unexploited areas, areas under exploitation with particular geologic characteristics (e.g. “tight gas”), areas that have not been in production since 2004, or new fields in areas otherwise under production (Secretary of Energy Resolution 24/2008). Gas produced in these new areas can be freely marketed without being subject to the conditions imposed by the aforementioned natural gas producers’ agreement.

On May 23, 2005, pursuant to Resolution No. 752/05, the Secretary of Energy established a mechanism by which new direct consumers were able to buy natural gas directly from producers as from August 1, 2005. Resolution No. 1886/2006 subsequently extended this mechanism through December 31, 2016. New direct consumers were allowed to buy natural gas through the electronic gas market, which was originally created for “spot” transactions but now permits long-term operations. In order to purchase gas in the electronic market, new direct customers were required to post irrevocable purchase orders that provided for: (i) terms of at least 36 months, (ii) prices of at least export parity, and (iii) voume of at least 1,000 m3 per day.
If the irrevocable offer is not accepted, new direct consumers may require the Secretary of Energy to require export producers to provide natural gas for a period of six months pursuant to the prices approved by Resolution No. 599/07 of the Ministry of Federal Planning, Public Investments and Utilities. Transportation companies are prohibited from transporting natural gas for export purposes as long as the domestic supply of natural gas is not satisfied.
Restrictions on Exports of Gas
In March 2004, in order to prevent a crisis in the supply of gas to the domestic market, the Secretary of Energy suspended all prior export authorizations and exports of natural gas surplus volumes and instructed the Undersecretary of Fuels to create a program for the rationing of gas exports and the use of the country’s transportation capacity. The Undersecretary of Fuels subsequently adopted a program, known as the Program for the Rationalization of Natural Gas Exports, which established a mechanism for the determination of export restrictions based on various factors and contemplated monthly and quarterly limits on gas exports. In addition, during 2004, the Undersecretary of Fuels did not authorize exports of volumes (excluding surplus volumes) in excess of those exported during 2003. This program was replaced in June 2004 with the Complementary Program to Supply Natural Gas to the Domestic Market, which eased the monthly and quarterly limits established under the Program for the Rationalization of Natural Gas Exports.
Since 2005, as part of the Complementary Program to Supply Natural Gas to the Domestic Market, the Secretary of Energy has requested that producers redirect natural gas targeted for export to supply thermal plants and gas distribution companies. This decision limited our total gas export volumes by a daily average of approximately 110 thousand cubic meters and 339 thousand cubic meters in 2005 and 2006, respectively. In 2007, our total gas export volume was limited by a daily average of approximately 420 thousand cubic meters. See “Risk Factors—Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations”.
Moreover, according to the Natural Gas Producers Agreement approved by Resolution No. 599/07, the exportation of natural gas is prohibited as long as domestic supply is not satisfied. A mechanism for the determination of export restrictions was also established.
The Public Emergency Law created a withholding tax on exports of hydrocarbons regime for five years from March 1, 2002, which was subsequently extended for five years from January 2007 pursuant to Law No. 26,217. The taxes withheld are deducted from the sales price of the exported hydrocarbons. In May 2004, a 20% withholding rate was first imposed on gas exports. In 2006, under Resolution 534/2006 issued by the Secretary of Energy, the Argentine government increased taxes on natural gas exports to 45% of the price of gas imported from Bolivia
In April 2008, the Ministry of Economy and Production issued Resolution No.127/08, amending Resolution No. 534/2006, and imposing a 100% withholding tax on natural gas exports, based upon the highest price set for natural gas under any applicable agreement for natural gas imports into Argentina. Under this resolution, taxes on natural gas exports are set equivalent to the cost of natural gas imported into Argentina.
Compressed Natural Gas for Vehicles
Effective April 1, 2006, distributors may not provide compressed natural gas to gas stations. Instead, gas stations will be required to purchase compressed natural gas through the electronic wholesale market pursuant to a mechanism of irrevocable purchase orders designed by the Secretary of Energy. The mechanism is designed to conceal the identity of buyers and sellers, and buyers are able to make joint offers. If any purchase orders are not satisfied through this system, exports of natural gas will be diverted to cover the unsatisfied demand. This mechanism is expected to continue until the Secretary of Energy determines that it is no longer necessary, in light of the status of the domestic supply of natural gas.

Liquefied Petroleum Gas
Prior to the enactment of Law No. 26,020 on April 8, 2005, the Argentine liquefied petroleum gas (“LPG”) market was regulated by the Hydrocarbons Law, as supplemented by several technical and commercial rules, and regulations issued by the Undersecretary of Fuels, which covered all activities related to LPG. Under Resolutions No. 49/01 and No. 52/01, the Secretary of Energy is responsible for enforcing the rules and regulations applicable to the LPG industry and an LPG board, which reports to the National Refining and Marketing Board, which, in turn, reports to the Undersecretary of Fuels, was in charge of supervising and auditing the industry.
Regulatory framework
In 2005, the Argentine Congress established, pursuant to Law 26,020, a new regulatory framework for the LPG industry that is intended to guarantee regular, reliable and cost effective provision of LPG to low-income residential sectors that currently are without natural gas network services. This new regime regulates the production, fractioning, transportation, storage, distribution and sale of LPG. These activities are considered of public interest. The Secretary of Energy is responsible for enforcement of Law 26,020, and may delegate supervision and control tasks to ENARGAS. The relevant portions of this law are summarized below:
•
Prices: the Secretary of Energy determines and disseminates reference prices (which must be below export parity prices) for the domestic market (by region, on a seasonal basis every six months), with the goal of guaranteeing regular supply in that market, and may establish price stabilization mechanisms in order to avoid price fluctuations in the domestic market.

•
Market limitations: the Secretary of Energy and the Antitrust Commission, or CNDC, are authorized to analyze the sector, for the purpose of fixing limits at each stage of vertical integration of the industry.

•
Open Access: an open access regime is established in connection with the storage of LPG and the Secretary of Energy establishes terms and conditions for the determination of maximum tariffs for storage.

•
Imports/Exports: no restrictions are imposed, and no prior authorization is required, for the import of LPG, and the Secretary of Energy may authorize the export of LPG without restriction, so long as the domestic market is satisfied. No shortage of supply is currently experienced in the domestic market.

•
Trust Fund: a trust fund was established for the purpose of subsidizing the consumption of LPG by the low-income residential sector and expanding the distribution network to areas without service. The trust is to be funded from the sanctions collected under this law and contributions from the national budget.

Resolution No. 168/05 of the Undersecretary of Fuels extends the domestic supply and export restrictions applicable to other hydrocarbons under Resolution 1679/04 to LPG producers. However, as of the date of this annual report, domestic supply mandates and export restrictions have not been extended to the LPG market due to adequate domestic supply.
Resolution No. 792/05 of the Secretary of Energy, complements Law 26,020 and sets forth two seasonal periods (winter and summer), fixing reference prices for each period. It also divides the country into three geographical areas—north, center and south—in which these prices are applied, as discussed above. It also approves a mechanism for the determination of the export parity price and an exclusive price that applies only to retailers, calculated from an average of its purchases for the last 24 months period.

Electricity
As recently as 1990, virtually all of the electricity supply in Argentina was controlled by the public sector. In 1991, the Argentine government undertook an extensive program of privatization of all major state-owned industries, including the electricity generation, transmission and distribution sectors. In January 1992, the Argentine federal congress adopted Law No. 24,065 (the “Regulatory Framework Law”), which established guidelines for the restructuring and privatization of the electricity sector. The Regulatory Framework Law, which continues to provide the framework for regulation of the electricity sector, distinguished the generation, transmission and distribution of electricity as separate businesses and subjected each to respective regulatory regimes.
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
To address the electricity crisis generated by the economic crisis, the Argentine government has repeatedly intervened in and modified the rules of the wholesale electricity market since 2002. These modifications include the imposition of caps on the prices paid by distributors for electricity power purchases (Resolution No. 8/2002) and the requirement that all prices charged by generators be calculated based on the price of natural gas (which are also regulated by the Argentine government), regardless of the fuel actually used in generation activities (Resolution No. 240/2003), which together has created a huge structural deficit in the operation of the wholesale electricity market.
In December 2004, the Argentine government adopted new rules to readapt or readjust the marketplace (Resolutions Nos. 826/2004 and 712/2004), but these rules will not come into effect until the construction of two new 800 MW combined cycle generators is completed. Commercial operations in open cycle commenced on these generators during 2008, and are expected to commence in combined cycle in 2009. Construction is partially financed with credit balances of generators resulting from the spread between the sales price of energy and generation variable cost, which will be deposited with the Fund for Investments Required to Increase Electricity Supply in the Wholesale Electricity Market (Fondo de Inversiones Necesarias que permitan incrementar la oferta de energía eléctrica en el Mercado Eléctrico Mayorista, or FONINVEMEM).
Generators accepted the opportunity under Resolution No. 1427/2004 to participate in the FONINVEMEM. Petrobras Energía contributed 65% of its credits accrued in the Wholesale Electricity Market during the 2004—2006 period for the construction of the combined cycle generators mentioned above, and earned the right to be a shareholder in both companies that carry out the projects.
The construction of these new generators reflects a decision by the Argentine government to take a more active role in promoting energy investments in Argentina. In addition to these projects, in April 2006 the Argentine congress enacted a law that authorized the executive branch to create a special fund to finance infrastructure improvements in the Argentine energy sector through the expansion of generation, distribution and transmission infrastructure relating to natural gas, propane and electricity. Contributions to this fund are made through cargos específicos (specific charges) passed on to customers as an itemization on their energy bills.
In 2006 the Secretary of Energy implemented the Energy Plus Program (Resolution No. 1281/2006) to create an incentive for increased electricity generation. Projects implemented under the Energy Plus Program are not subject normal market regulations. Prices can be freely negotiated between generators and users.

Regulatory authorities
The principal regulatory authorities responsible for the Argentine electricity industry are:
(1)	the Secretary of Energy of the Ministry of Federal Planning, Public Investment and Services, and
(2)	the National Electricity Regulator (Ente Nacional Regulador de la Electricidad) (“ENRE”).
The Secretary of Energy advises the Argentine government on matters related to the electricity sector and is responsible for the application of the policies concerning the Argentine electricity industry.
ENRE is an autonomous agency created by the Regulatory Framework Law. ENRE has a variety of regulatory and jurisdictional powers, including, among others:
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
ENRE is managed by a five-member board of directors appointed by the executive branch of the Argentine government. Two of these five members are nominated by the Federal Council on Electricity (Consejo Federal de la Energía Eléctrica) (the “CFEE”). The CFEE is funded with a percentage of revenues collected by CAMMESA (as defined below) for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (Regional Tariff Subsidy Fund for End Users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent is used for investments related to the development of electrical services in the interior regions of Argentina.

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
•
a spot market, in which prices are established on an hourly basis as a function of economic production costs, represented by the short-term marginal cost of production measured at the Ezeiza 500 kV substation, the system’s load center; and

•	a stabilization system for spot market prices applicable to purchases by distributors, which operates on a quarterly basis.
Operation of the wholesale electricity market
The Wholesale Electricity Market Administration Company (Compañía Administradora del Mercado Mayorista Eléctrico S.A.) (“CAMMESA”) oversees the operation of the wholesale electricity market. CAMMESA was created in July 1992 by the Argentine government, which currently owns 20% of CAMMESA’s capital stock. Various associations that represent wholesale electricity market participants, including generators, transmitters, distributors, large users and electricity brokers own the remaining 80%.
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
CAMMESA’s operating costs are covered by mandatory contributions made by wholesale electricity market participants. CAMMESA’s annual budget is subject to a mandatory cap equivalent to 0.85% of the aggregate amount of transactions in the wholesale electricity market projected for that year.

Wholesale electricity market participants
The main participants in the wholesale electricity market are generation, transmission and distribution companies. Large users and traders participate also in the wholesale electricity market, but to a lesser extent.
Generators
According to CAMMESA, there are 43 generation companies in Argentina, most of which operate more than one generation plant. As of March 31, 2006, Argentina’s installed power capacity was 24,080 MW. Of this amount, 55% was derived from thermal generation, 41% from hydraulic generation and 4% from nuclear generation, provided by 40 private companies using conventional thermal equipment and hydraulic generation technology, 2 bi-national companies using hydraulic generation technology and one national state-owned company using nuclear generation technology. Private generators participate in CAMMESA through the Argentine Association of Electric Power Generators (Asociación de Generadores de Energía Eléctrica de la República Argentina) (“AGEERA”), which is entitled to appoint two acting and two alternate directors of CAMMESA.
Transmitters
Electricity is transmitted from power generation facilities to distributors through high voltage power transmission systems. Transmitters do not engage in purchases or sales of power. Transmission services are governed by the Regulatory Framework Law and related regulations promulgated by the Secretary of Energy.
In Argentina, transmission is carried at 500 kV, 220 kV and 132 kV through the national interconnection system. The national interconnection system consists primarily of overhead lines and sub-stations and covers approximately 90% of the country. The majority of the national interconnection system, including almost all of the 500 kV transmission lines, has been privatized and is owned by Transener. Regional transmission companies, most of which have been privatized, own the remaining portion of the national interconnection system. Supply points link the national interconnection system to the distribution systems, and there are interconnections between the transmission systems of Argentina, Brazil, Uruguay and Paraguay allowing for the import or export of electricity from one system to another.
Transmission companies also participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Transmitters (Asociación de Transportistas de Energía Eléctrica de la República Argentina) (“ATEERA”).
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
The largest distribution companies are Edesur and Empresa Distribuidora y Comercializadora Norte S.A.
Distributors participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Distributors (Asociación de Distribuidoras de Energía Eléctrica de la República Argentina) (“ADEERA”).
Large users
The wholesale electricity market classifies large users of energy into three categories: Major Large Users (Grandes Usuarios Mayores) (“GUMAs”), Minor Large Users (Grandes Usuarios Menores) (“GUMEs”) and Particular Large Users (Grandes Usuarios Particulares) (“GUPAs”).
Each of these categories of users has different requirements with respect to purchases of their energy demand. For example, GUMAs are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while GUMEs and GUPAs are required to purchase all of their demand through supply contracts.
Large users participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Large Users (Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina) (“AGUEERA”).

Traders
Since 1997, traders are authorized to participate in the wholesale electricity market by intermediating block sales of energy. Currently, there are eight authorized traders in the wholesale electricity market, several of which conduct transactions with Comercializadora de Energía del Mercosur S.A. (“CEMSA”) in the export market.
Spot market
Spot prices
The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices. Among the measures implemented pursuant to the emergency regulations were the pesification of prices in the wholesale electricity market, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas. Despite these modifications, the basic framework for the spot market that was established prior to the economic crisis remains in place.
Under this system, energy prices in the spot market are set by CAMMESA, which determines the price charged by generators for energy sold in the spot market of the wholesale electricity market on an hourly basis. The spot price reflects supply and demand in the wholesale electricity market at any given time, which CAMMESA determines using different supply and demand scenarios that dispatch the optimum amount of available supply, taking into account the restrictions of the transmission grid, in such a way as to meet demand requirements while seeking to minimize the production cost and the cost associated with reducing risk of system failure.
The spot price set by CAMMESA compensates generators according to the cost of the last unit to be dispatched for the next unit as measured at the Ezeiza 500 Kv substation, which is the system’s load center and is in close proximity to the City of Buenos Aires. Dispatch order is determined by plant efficiency and the marginal cost of providing energy. In determining the spot price, CAMMESA also considers the different costs incurred by generators not in the vicinity of Buenos Aires.
In addition to energy payments for actual output at the prevailing spot market prices, generators receive compensation for capacity placed at the disposal of the spot market, including stand-by capacity, additional stand-by capacity (for system capacity shortages) and ancillary services (such as frequency regulation and voltage control).
Seasonal Prices
The regulations implemented in the wake of the Argentine economic crisis also made significant changes to the seasonal prices charged to distributors in the wholesale electricity market, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators.
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
Renegotiation of Utility Tariffs
Our affiliate Edesur is currently negotiating its utility contracts with UNIREN. See “Item 4. Information on the Company—Gas and Energy—Electricity—Electricity Distribution: Edesur.” Although Edesur has managed to negotiate some increases in the tariffs it is able to charge customers, we cannot guarantee that future negotiations will ultimately result in a level of tariff increases sufficient to restore Edesur to the financial and economic position it held prior to the economic crisis.
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
Furthermore, the financial entities are required to report to the Financial Information Unit any transaction that may be considered suspicious or unusual, or which lacks of economic or legal justification, or involves unjustified complexity. Financial entities must pay special attention to transactions arising from or relating to jurisdictions included in the Central Bank’s list of “non-cooperating” jurisdictions. As of the date of this annual report, Myanmar is the only jurisdiction included in such list.
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
The Venezuelan Constitution, effective December 1999, contains provisions related to petroleum activity, including Article 12, which states that oil fields are the property of the Venezuelan state, and Article 302, which reserves petroleum activity to the Venezuelan state. The Constitution tasks Petróleos de Venezuela S.A., PDVSA, a state-owned entity, with responsibility for managing petroleum activity.
The Hydrocarbons Organic Law published on November 13, 2001 effectively reversed most prior related legislation, except for the Gas Hydrocarbons Organic Law, and purported to grant ample opportunity for the private sector to participate in the industry, limiting the activities reserved by the Venezuelan state to primary activities (which include exploration, extraction and initial transportation and storage) and to the sale of crude oil and specific products.
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
The Performance of Hydrocarbon Related Activities
Primary activities expressly reserved by law to the Venezuelan state can only be performed by: (1) the executive branch, (2) wholly-owned state entities or (3) companies in which the Venezuelan state maintains direct control by owning fifty percent or more of the shares or quotas that represent the capital stock. The sale of natural hydrocarbons and certain specified by-products can only be performed by wholly-owned state entities. Installations and existing facilities dedicated to the refining of natural hydrocarbons in the country and to the transportation of products and gas are the property of the Venezuelan state.

The National Assembly must grant approval to mixed companies before they can operate. These entities must meet the following minimum conditions: (1) each must have a maximum duration of 25 years (which may be extended for 15 years), (2) each must provide information regarding location, orientation and extension of the area under operation, (3) all of the entity assets must be reserved and turned over to the Venezuelan state once the activity ends and (4) any dispute among its shareholders must be resolved through private negotiations or arbitration and shall be subject to the Venezuelan legal system.
Prior to April 2006, our interest in Venezuelan oil and gas fields was through operating service agreements with PDVSA, which established the terms of our compensation for production activities and investments. These contracts were awarded during bidding rounds in 1994 and 1997. In 2005, the Venezuelan government announced that these operating service agreements did not comply with the Hydrocarbons Organic Law and instructed the Ministry of Energy and Petroleum to commence negotiations with private operators to convert all operating agreements into mixed-ownership ventures where more than 50% of each field is state-owned. These negotiations were completed in March 2006, and as a result, all our operating service agreements were converted to mixed ownership companies (empresa mixta) in which the Venezuelan government, through the Corporación Venezolana de Petroleo, S.A. (“CVP”), holds at least 60% of the share capital and private companies hold the remainder. The shareholdings allocated to private companies were determined on the basis of the value attributed to the different operating service agreements during the negotiations.
The National Assembly has approved (i) the principal terms of the conversion agreements and the form of organizational documents for the mixed ownership companies, (ii) amendments to the Hydrocarbons Organic Law and certain tax laws to allow the mixed ownership companies to sell their production of crude oil to PDVSA and its affiliates and to qualify as exporters for value-added tax purposes and (iii) the Law for Regulating the Participation of Private Entities in Primary Activities, which limits private company participation in primary activities in Venzuela to participation through mixed ownership companies.
Licenses and permits
A license is required from the Venezuelan Ministry of Energy and Mines to refine natural hydrocarbons, and permits are required from the Ministry for activities related to the processing or domestic sale of refined hydrocarbons.
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
Special Advantages and Contributions
Mixed ownership companies in the hydrocarbons sector are subject to payment of the following special taxes: (i) a 3.33% share, as additional royalty on the hydrocarbons volume extracted under the concession and delivered to PDVSA, and (ii) an amount equivalent to the difference, if any, between (a) 50% of the value of the hydrocarbons extracted under the concession and delivered to PDVSA, during each calendar year and (b) the aggregate of payments made by the mixed ownership company to Venezuela in connection with activities conducted by the company during such calendar year, as royalties applicable on hydrocarbons extracted (including the additional royalty indicated in preceding item (i), income tax and any other tax or contribution calculated on income (either gross or net income), and investments in endogenous development projects amounting to one percent (1%) of profit before taxes.
Law of Special Contribution to Extraordinary Prices
In April 2008, the government of Venezuela published the Law of Special Contribution to Extraordinary Prices at the International Hydrocarbons Market. This law imposes a windfall profits tax on exports of liquid hydrocarbons and related oil products when the average monthly price of Brent crude exceeds US$70.00 per barrel, with 50% of the Brent crude price in excess of US$70.00 payable to the Venezuelan government. Likewise, when the average monthly Brent crude price exceeds US$100.00 per barrel, 60% of the Brent crude price above US$100.00 is payable as tax.
OPEC
Venezuela is a founding member of OPEC. In the past, PDVSA, under instructions from the Ministry of Energy and Mines, has adjusted its own production to ensure that Venezuela, as a whole, complies with the production ceilings set forth by OPEC.
The Venezuelan government has created a policy of strict compliance with the production quotas established by OPEC. Article 6 of the Hydrocarbons Organic Law requires all persons who perform activities regulated by the Hydrocarbons Law to comply with production cuts, such as those that may be set by OPEC. Hence any production cuts may directly affect private producers, contractors, PDVSA, and mixed ownership companies.
Exchange control system
On February 5, 2003, the Venezuelan government set forth an exchange control system. These regulations state that companies established for the purpose of developing any of the activities described in the Hydrocarbons Organic Law may maintain accounts in currency other than the currency of Venezuela in banking or similar institutions outside of Venezuela only for purposes of meeting their obligations outside Venezuela. The Central Bank of Venezuela must approve these accounts. Any other foreign currency generated by these companies must be sold to the Central Bank of Venezuela. These companies do not have the right to acquire foreign currency from the Central Bank of Venezuela to make foreign currency payments. These same exchange control measures are also applicable to mixed ownership companies.

Additional Matters
Companies operating in the hydrocarbons sector in Venezuela that meet certain income thresholds are also required to contribute a percentage of gross income to scientific, technological and research programs. Hydrocarbon companies operating as mixed ownership companies are also required to contribute to social programs. Additionally, all employers of more than 50 employees are required to contribute to social programs aimed at reducing drug trafficking and substance abuse.
Ecuadorian Regulatory Framework
Petroleum and Gas
Petroleum activity in Ecuador is regulated by (1) the Ecuadorian Hydrocarbons Law, as amended, and regulations promulgated thereunder, (2) certain regulations of the Ministry of Energy and Mines and (3) the specific terms of a tender for public auction.
The executive branch regulates hydrocarbon policies. The Ministry of Energy and Mines is responsible for developing hydrocarbon policies for the President’s consideration.
The National Directorate of Hydrocarbons (also known as the National Hydrocarbons Board), which is under the authority of the Ministry of Energy and Mines, is the technical and administrative entity in charge of controlling and auditing hydrocarbon operations. The National Directorate for Environmental Protection (“DINAPA”), also under the authority of the Ministry of Energy and Mines, is in charge of approving environmental impact studies and environmental management plans that apply to Natural Protected Areas.
Exploration and Exploitation of Hydrocarbons
Hydrocarbons and related products are the property of the Ecuadorian state. Hydrocarbon activities are performed by the Empresa Estatal de Petroleos Ecuador, or Petroecuador, by and through third parties.
The award of exploration and exploitation agreements is performed through a special tender mechanism. In order to reach the exploitation phase, the contractor may only retain those areas with commercially exploitable hydrocarbons. If the contractor fails to comply with this requirement, that contractor will be forced to return those areas to the state. The exploration and exploitation agreements for crude oil in Ecuador are generally divided into two stages. The first stage, or the exploration period, lasts four years and is renewable for another two years. The second stage, or the exploitation period, may be up to 20 years in duration and is renewable. A minimum average investment of US$120 to US$180 per hectare, either on land and/or in sea water, must be made during each of the first three years of the exploration period. Royalties are paid as follows: (1) 12.5% for daily gross production levels less than 30,000 barrels, (2) 14% when these daily levels are between 30,000 and 60,000 barrels, and (3) 18.5% when gross production exceeds 60,000 barrels per day. The contractor is not obliged to pay royalties on contracts for specified services or for marginal or participation fields. The contractor may not sell any of the assets related to the agreement without authorization from the Ministry of Energy and Mines. At the end of the term of the agreement, the contractor must deliver to Petroecuador, at no cost, all these assets.
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

In April 2006, the Ecuadorian government approved the Law Amending the Hydrocarbon Law (“Law 42”), which assigned the Ecuadorian state a share of at least 50% of the revenues resulting from any increase in the average monthly sales price of Ecuadorian crude, based upon the average monthly sales price for such oil as of the execution date of the relevant agreements, stated in constant values as of the month of settlement. In October 2007, the Ecuadorian President issued an amendment to the regulations applying Law 42, further increasing the Ecuadorian government’s share of revenues from increases in the price of crude oil to 99%, reducing the oil companies’ share to 1%.
We disagree on the application of Law 42 to our operations. At the request of EcuadorTLC (our subsidiary in Ecuador) and Petroecuador (the Ecuadorian state oil company), in October 2006, the Attorney General of Ecuador issued an opinion stating that operators whose contracts already provided for a share of extraordinary revenues to be paid to the Ecuadorian state would be exempt from Law 42. Despite this opinion, our subsidiary has been required to pay certain settlements under protest in a manner that we feel improperly applies Law 42 to our operations.
EcuadorTLC has since served notice on Ecuador’s Attorney General under the terms of a bilateral investment treaty between Argentina and Ecuador, informing the Secretary of its intent to settle the dispute over the application of Law 42 pursuant to mandatory arbitration once the period for negotiation has transpired. Ecuador TLC believes that Law 42 is a confiscatory measure that poses a risk to its investment’s economic viability, and considers it to be a measure equivalent to an expropriation of its interests. See “Risk Factors— Our activities may be adversely affected by events in countries in which we do business—Ecuador” and “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production Outside of Argentina—Ecuador”.
Bolivian Oil and Gas Industry and its Regulatory Framework
In Bolivia, the petroleum and gas industry is regulated by the System of Regulation by Sectors (“SIRESE”), which regulates, controls and supervises telecommuncations, electricity, hydrocarbons, transportation and water activities, to ensure that they operate efficiently and protect the interests of users, service providers and the Bolivian state by contributing to the development of the country. In May 2005, a new hydrocarbons law, Law No. 3,058 was enacted, which, among other things, significantly increased taxes for companies in the industry. The law imposed an 18% royalty and a 32% direct tax on hydrocarbons applicable on 100% of production. These new taxes were imposed in addition to applicable taxes under applicable Law No. 843.
In May 2006, the Bolivian government enacted Supreme Decree No. 28,701, which provided, among other things, for the nationalization of hydrocarbon resources in Bolivia. This decree mandated that as of May 1, 2006, oil companies had to deliver all property related to hydrocarbon production for sale to the national operator, Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”). In addition, this decree provided that the Bolivian state would recover full participation in the entire oil and gas production chain and to that end provided for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one of the shares in a number of companies. These companies included our former affiliate Petrobras Bolivia Refinación S.A., in which we had a 49% interest, in partnership with Petrobras, which held a 51% interest,. We sold our interest to YPFB in June 2007. See “Risk Factors—Factors Relating to the Company—Our activities may be adversely affected by events in countries in which we do business—Bolivia”.
Peruvian Regulatory Framework
In Peru, the petroleum, transportation, gas and liquefied petroleum gas industry are each regulated under Peru’s regulatory framework, which includes taxation, environmental codes and payments of royalties. In 1993, Perupetro, a state owned company functioning under private law, was created under Organic Hydrocarbon Law No. 26,221 and has assumed significant powers within the Peruvian energy industry. It represents the Peruvian State as contracting party and has authority to grant areas for hydrocarbon exploration and exploitation activities and to supervise the activities carried out in those areas. Perupetro was also given the authority to negotiate contracts, including the payment of royalties, which is further governed by a series of national decrees. Certain consultation and participation procedures must be followed.
Brazilian Regulatory Framework
In Brazil, our subsidiary Innova is subject laws affecting and regulating the petrochemical industry, as well as certain environmental, health and safety regulations.

ORGANIZATION STRUCTURE
Below is a diagram of our corporate organization structure as of the date of this annual report.

In addition to the companies included in this chart, we have holding companies in Spain, Austria, Bolivia, the Cayman Islands, Bermuda and Argentina, which are not reflected in the chart. Some of our material subsidiaries and affiliates are held through such holding companies.

PROPERTY, PLANT AND EQUIPMENT
We have freehold and leasehold interests in various countries in South America, but there is no specific interest that is individually material to our company. The majority of our property, consisting of oil and gas reserves, service stations, refineries, petrochemical plants, power plants, manufacturing facilities, power distribution systems, stock storage facilities, gas pipelines, oil and gas wells, pipelines and corporate office buildings, is located in Argentina. We also have interests in crude oil and natural gas operations outside Argentina in Venezuela, Ecuador, Bolivia, Peru and Colombia, and a petrochemical plant in Brazil.
Item 4A. UNRESOLVED STAFF COMMENTS
None.

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
In accordance with the procedures set forth in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), we are required to consolidate on a proportional basis the financial statements of companies over which we exercise joint control. Joint control exists where all shareholders, or shareholders representing a voting majority, have resolved, on the basis of written agreements, to share control over defining and establishing the company’s operating and financial policies. When consolidating companies over which we exercise joint control, the amount of our investment in the companies under our joint control and the interest in their income (loss) and cash flows are replaced by our proportional interest in the company’s assets, liabilities and income (loss) and cash flows. In addition, related party receivables, payables and transactions among members of the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in those companies.
As of December 31, 2007, we exercise joint control over the following companies:
•	Compañía de Inversiones de Energía S.A. (“CIESA”), a company mainly engaged in the gas transportation business in southern of Argentina through its subsidiary, TGS.
•
Distrilec Inversora S.A. (“Distrilec”), a company engaged in the electricity distribution business in the southern area of the Federal Capital and twelve districts of the Province of Buenos Aires, through its subsidiary, Edesur S.A. (“Edesur”).

•	Petrobras de Valores Internacional de España S.L. (“PVIE”), a holding company whose main asset is 99.79% of the capital stock of Petrobras Energía Perú S.A.
As of December 31, 2006 and 2005, we exercised joint control over CIESA, Distrilec and Citelec, a company engaged in the electricity transmission business in Argentina through its subsidiary Transener. Despite being a company under our joint control, we did not consolidate the financial statements of Citelec proportionally because we had committed to sell such interest in connection with the Argentine Antitrust Commission’s Resolution approving the transfer of our control to Petrobras.
On July 19, 2007, we entered into an agreement to transfer our 50% equity interest in Citelec to Energía Argentina S.A. (“Enarsa”) and Electroingeniería S.A., who each purchased half of our interest. By December 2007, various regulatory agencies and authorities granted the final approvals upon which the completion of the transaction was contingent, and the transaction closed in December 2007.
Even though we consolidate the results of CIESA and Distrilec proportionally in our financial statements, our management analyzes our results and financial condition separately from the results and financial condition of these companies. Accordingly, and in line with Management’s view, we believe financial information without proportional consolidation of CIESA and Distrilec is useful to investors in evaluating our financial condition and results of operations. A separate analysis of PVIE’s financial results is not given in this annual report since our Management analyzes PVIE’s results and financial condition together with those of the Company and its controlled companies, and due to the fact that PVIE is jointly owned and controlled with our controlling company, Petrobras. PVIE’s financial results are proportionally consolidated in our Oil and Gas Exploration and Production Business segment. Unless otherwise provided, the discussion below is presented on the basis of our consolidated financial data without proportionally consolidating CIESA or Distrilec, and, therefore, is not directly comparable to the corresponding financial data set forth in our financial statements. For the results of CIESA and Distrilec (both of which are presented under proportional consolidation in our consolidated financial statements) please refer to our discussion under “Analysis of Consolidated Results of Operations—Equity in Earnings of Affiliates”.

OVERVIEW
We are an integrated energy company engaged in:
•	Exploration and production of oil and gas;

•	Refining and distribution;

•	Petrochemicals; and

•	Gas and energy.
Our long-term strategy is to grow as an integrated energy company with a regional presence, while being a leader in profitability as well as social and environmental responsibility.
Our principal place of business has historically been Argentina, but we also conduct operations in Venezuela, Ecuador, Peru, Bolivia, Brazil, Colombia and Mexico. Approximately 72% of our total assets, 75% of our net sales, 65% of our combined crude oil and gas production and 56% of our proved oil and gas reserves were located in Argentina as of December 31, 2007. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. See “Item Key Information—Risk Factors”.
Year to year fluctuations in our income are a result of a combination of factors, including principally:
•	The volume of crude oil, oil products and natural gas we produce and sell;

•	Changes in international prices of crude oil and oil by-products, which are denominated in U.S. dollars;

•	Fluctuations in the Argentine peso/U.S. dollar exchange rate;

•	Interest rates;

•	Changes to our capital expenditures plan;

•	Price and export controls on crude oil and oil by-products; and

•	Changes in laws or regulations affecting our operations, including tax and environmental matters.

FACTORS AFFECTING OUR CONSOLIDATED RESULTS OF OPERATIONS
1) Regulation of the Energy Industry in Argentina
a) Price Controls and Restrictions on Exports
Over the past several years, the Argentine government has imposed a series of regulations, focused particularly on the energy sector, aimed at reducing the impact of inflationary pressures from high commodity prices and ensuring energy supplies to the domestic market. Many of these regulations were issued pursuant to the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”), which was issued in January 2002. These regulations have prevented us from benefiting from significant recent increases in international commodity prices, and have significantly affected our financial condition and results of operations, since they have prevented us from passing through to consumers higher production costs resulting from high international commodity prices and inflation in the domestic market. See “Risk Factors—Inflation may escalate and undermine economic growth in Argentina and adversely affect our financial condition and results of operations”.
i) Natural Gas
Under the Public Emergency Law, we were prevented from increasing the price of natural gas sold in the domestic market. In February 2004, the Argentine government, through Decree No. 181/04, mandated the creation of a plan for the normalization of natural gas prices. In April 2004, we and other Argentine gas producers entered into an agreement with the government that provided for a schedule of gradual increases in gas prices in the domestic market that would culminate in complete deregulation of the wellhead price of natural gas by 2007. In addition, the agreement required producers to supply minimum gas volumes to the domestic market. Since September 1, 2005, wellhead prices have been deregulated for sales to electricity generation companies and gas distribution companies supplying industrial clients directly, with the Gas Electronic Market (Mercado Electrónico del Gas) starting operations for gas surplus spot transactions.
In 2007, upon expiration of Decree 181/04, the Argentine government and producers signed a new Natural Gas Producers Agreement aimed mainly at securing the domestic supply of gas. This agreement—approved by Resolution No. 599/07 of the Secretary of Energy—modified the prescribed extent of the total deregulation of wellhead prices of gas, adopting a schedule of defined prices, whereby the 2005 price remains unchanged for the residential sector and an annual average increase of approximately 6.5% is established for the Compressed Natural Gas (“CNG”), electricity generation, and industrial sectors, although the price for the latter remains freely negotiable. This new resolution has already come into effect by sector according to schedule; the agreement also contemplates minimum volume requirements for the domestic market by sector, with the residential supply commitment expiring last in 2011.
During 2006, the Secretary of Energy required producers to redirect gas earmarked for export to supply thermal power plants and gas distribution companies. In January 2007, through Resolution No. 1,886, the Secretary of Energy confirmed that the ability to export hydrocarbons would be subject to the satisfaction of domestic needs and that exports sales would have to be authorized on a case-by-case basis by the Argentine Executive Branch. The Secretary of Energy was authorized to approve or reject export applications.
These measures restricted our total volume of exported gas by a daily average of approximately 420 thousand cubic meters in 2007 and 339 thousand cubic meters in 2006, preventing us from benefiting from the higher margins offered by the export market. See “Risk Factors—Price controls have affected, and may continue to affect, our results of operations and capital expenditures” and “—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations”.

ii) Withholding Taxes on Exports
The Public Emergency Law established a withholding tax on exports of hydrocarbons regime for five years from March 1, 2002, which was subsequently extended for five years from January 2007 pursuant to Law No. 26,217. The taxes withheld are deducted from the sales price of the exported hydrocarbons.
At its inception, this regime imposed a 20% tax on exports of crude oil and liquefied petroleum gas (“LPG”) and a 5% tax on exports of certain oil related products.
In May 2004, withholding rates for crude oil and LPG were increased to 25% and 20% respectively, and a 20% withholding rate was imposed on gas exports. From August 2004 through November 2007 a graduated withholding regime was applied to crude oil exports, starting at 25% when the price per barrel was equal to or lower than US$32 and with additional, incremental rates ranging between 3% and 20% when the price per barrel of crude oil ranged between US$32.01 and US$45, with a cap set at 45% when the price exceeded US$45. In 2006, under Resolution 534/2006 issued by the Secretary of Energy, the Argentine government increased taxes on natural gas exports to 45% of the price of gas imported from Bolivia
Effective November 2007, Resolution No. 394/07 issued by the Ministry of Economy and Production (“Resolution No. 394/07”) provided for a new calculating method for withholdings on exports of crude oil and certain oil by-products. Under this new method, when the international price for crude oil exceeds US$60.90 per barrel, an incremental withholding rate is set on crude oil exports, capping the price the producer receives at US$42 per barrel. When the international price for crude oil ranges between US$45 and US$60.90 per barrel, a 45% withholding tax is applied. If the international price for crude oil decreases below US$45 per barrel, the authorities will set new rates within 90 days. A similar withholding regime applies to exports of oil by-products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices. This new tax regime had a negative impact on our Refining and Distribution business unit, particularly on exports of paraffins, other heavy products and gasoline.
In April 2008, the Ministry of Economy and Production issued Resolution No.127/08, amending Resolution No. 534/2006, and imposing a 100% withholding tax on natural gas exports, based upon the highest price set for natural gas under any applicable agreement for natural gas imports into Argentina. Under this resolution, taxes on natural gas exports are set equivalent to the cost of natural gas imported into Argentina. We are negotiating new contractual terms with our foreign customers to pass along the economic effect of these increased withholdings. See “Risk Factors—Export taxes on our products have negatively affected, and may continue to negatively affect, the profitability of our operations”.
iii) Downstream margins
The downstream business in Argentina has been and may continue to be subject to extensive regulatory changes that have affected the sector’s prices and profitability. These regulatory changes have had and may continue to have an adverse effect on our operational results.
Downstream margins have significantly declined since the enactment of the Public Emergency Law in January 2002. Since that time the Argentine government has actively intervened in the fuel market to secure full supply to the domestic market and limit increases in the price of gasoline and diesel oil at the retail level in the domestic market that would have otherwise resulted from: (i) higher costs due to increases in international crude oil prices, (ii) the peso devaluation and (iii) domestic inflation.
During 2007, some flexibility was reintroduced to the domestic market that allowed for gradual increases in fuel prices, which facilitated a partial recovery in marketing margins. However, the Argentine government, through measures adopted in late 2007 and early 2008 has limited the extent of this recovery. In addition to the more onerous withholding tax imposed under Resolution No. 394/07, the Argentine government sought to discourage exports and consolidate domestic supply by imposing stricter authorization levels for oil and fuel exports, which led to greater delays and restrictions in the processing of export permits. In January 2008, the government temporarily prohibited the exports of gasoline and diesel oil until the domestic market was fully supplied at the prices in force on October 31, 2007. Although prices have subsequently dropped, such that the government is no longer prohibiting exports, restrictions on exports remain still effective. Restrictions on exports have had and will have a significant adverse affect on the profitability of our downstream business, since they prevent us from capturing the upside of export prices, and could reduce the total volume we are able to sell in the domestic market, due to our need to manage crude oil volumes processed according to our storage capacity.

During March 2008 and April 2008 gasoline and diesel oil prices increased, overcoming the reduction on process that occurred in January 2008. We cannot assure you that this upward trend will continue in the future.
Business margins were also affected by Resolution No. 25/2006 of the Secretary of Domestic Trade (“Resolution No. 25/2006”), which required refining companies to supply all domestic diesel oil market demand with a baseline equal to the prior year’s demand plus an estimated market variation. This measure was intended to secure domestic market supplies in the face of growing demand (an increase of 6.6% in 2007 and 5.9% in 2006) and the incapability of Argentine refineries to significantly increase production levels. Refineries in Argentina operate at levels very close to maximum installed capacity, a situation that could result in temporary supply shortages. In order to comply with the provisions of Resolution No. 25/2006, we imported 208 thousand cubic meters of diesel oil in 2007 and 85 thousand cubic meters in 2006. Considering the gap between import and retail diesel oil prices, we recognized losses of P$106 million and P$38 million in 2007 and 2006, respectively. In the future, subject to our plants’ production capacity and market growth levels, we could be required to continue importing diesel oil under Resolution No. 25/2006, with a consequent adverse effect on our results.
iv) Electricity Generation
With the enactment of the Public Emergency Law, the Argentine government implemented the pesification of dollar-denominated prices in the Wholesale Electricity Market (“WEM”), and set a cap on prices that could be charged for gas used in electric power generation. This regulatory change imposed a deviation from the marginal cost system previously in force, and forced generators to set prices based on the price of natural gas, regardless of the type of fuel actually used in generation activities.
As a result of this regulation, electricity prices failed to reflect total generation costs. This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit, which in turn prevented CAMMESA (Compañía Administradora del Mercado Eléctrico S.A.) from normally settling accounts with market agents.
In an effort to reduce the Stabilization Fund deficit, the Argentine government first made successive contributions to the fund and reinstated seasonal adjustments, recognizing some increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices. Subsequently, the Secretary of Energy encouraged WEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina. For this purpose, two investment funds were organized, FONINVEMEM I and II.
On October 17, 2005, and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, we and the other WEM creditors formally announced the decision to participate in the construction, operation and maintenance of two power plants, each of at least 800 megawatt capacity. Commercial operations in open cycle commenced during 2008, and are expected to commence in combined cycle in 2009. The estimated cost for construction of both plants is approximately US$1.3 billion, which will be funded with contributions made to FONINVEMEM I and II and the remaining balance with an additional charge imposed on users and contributions by the Argentine government. As of December 31, 2007 funds contributed by all private creditors amounted to approximately US$816 million, of which we contributed US$55 million.
For the purchase of equipment and construction, operation and maintenance of the power plants, two trusts were created under the auspices of CAMMESA. Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A. serve as trustees of the respective trust funds.
The power plants will enter into electricity supply agreements with CAMMESA for a term of 10 years for 80% of the energy generated, at a price that will allow for coverage of costs and FONINVEMEM reimbursements. The investing companies are able to freely dispose of the remaining 20% of energy generated. Upon expiration of the supply agreements, ownership of the assets held in trust will be transferred to the power generation companies.

In order to restore the regular operation of the WEM as a competitive market that provides sufficient supply, in December 2004, the Secretary of Energy committed to approving successive seasonal price increases to values that would cover at least total monomic costs by November 2006. This commitment has not been carried out in practice, and established prices for electricity continually fail to cover the costs actually incurred in generation. When the additional capacity contributed by FONINVEMEM is brought into the system, it is anticipated that the electricity market will return to more competitive market conditions and have adequate supply. Once this happens, the Secretary of Energy currently plans to compensate energy producers at the marginal cost of electricity produced, as established in the spot market, and for capacities and at values in U.S. dollars as existed prior to the Public Emergency Law.
b) Regulation of Utilities
The enactment of the Public Emergency Law in January 2002 significantly altered the economic and financial scenario faced by Argentine utility companies. The combined effect of (i) the devaluation of the peso, (ii) the pesification of utility tariffs at a rate of P$1.00 to US$1.00 and (iii) the denomination of financial debts primarily in foreign currency adversely affected the utility companies’ financial position, results of operations, and ability to satisfy certain loan agreement provisions.
In this context, during 2002, TGS and its controlling company, CIESA, defaulted on their financial debt. In December 2004, TGS completed it financial debt restructuring process. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors. The consummation of the restructuring is subject to certain regulatory approvals. Until a successful restructuring of this debt is consummated, substantial doubt will remain surrounding CIESA’s ability to continue operating as a going concern. CIESA has prepared its financial statements using the accounting principles applicable to a going concern, and therefore, such financial statements do not include any adjustment stemming from the resolution of the uncertainties associated with this process.
The Public Emergency Law pesified tariffs for public utility services at a P$1=US$1 parity and prohibited the increase of these tariffs based on indexation factors. In addition, the Argentine Federal Executive Branch was authorized to renegotiate the terms of contracts relating to the provision of public utility services, taking into account the following criteria: (i) impact of tariffs on economic competitiveness and on income distribution; (ii) quality of services to be provided and/or the capital expenditure programs provided for in the contracts; (iii) interest of customers and accessibility to services; (iv) the safety of the systems; and (v) the companies’ profitability.
In February 2002, the Ministry of Economy and Production was authorized to renegotiate contracts with public utility companies. In July 2003, the Utilities Contract Renegotiation and Analysis Committee (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN’s mission is, among other purposes, to provide assistance in the utilities renegotiation process, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to transitory price and rate adjustments.
UNIREN is currently renegotiating the contracts with Edesur and TGS. The renegotiations are in different stages.
In August 2005, Edesur signed a Memorandum of Agreement (“MOA”) with UNIREN as part of the renegotiation of its concession contract, which included an interim tariff scheme and mechanism for monitoring costs, which allows for tariff adjustments. In February 2007, the National Electricity Regulator’s (“ENRE”) Resolution No. 50/2007 was issued, approving the values stated in Edesur’s Tariff Schedule effective as of February 1, 2007, which reflected the interim tariff scheme provided in the MOA. As a consequence of the full effectiveness of the MOA, a 23% increase was applied to Edesur’s distribution costs (not affecting T1R1 and T1R2 residential tariffs), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% was also applied to the aforementioned distribution costs for the execution of a work plan.
In addition, Resolution No. 50/2007 authorized a 9.962% positive variation in the monitoring system indexes applicable to the aforementioned costs provided under the MOA, effective May 1, 2006. Under Resolution No. 50/2007, the amounts resulting from the application of the Interim Tariff Scheme to consumptions accrued between November 1, 2005 and January 31, 2007 would be invoiced by Edesur in 55 equal and consecutive installments. In response to this adjustment, Edesur recorded income for distribution services of approximately P$237 million during 2007.

Subsequently, under Resolutions No. 1,838/2007 issued by the Secretary of Energy and No. 867/2007 issued by ENRE, a 9.75% adjustment was approved for the May 2006—April 2007 period, applicable for sales from May 2007 forward. In response to this adjustment, Edesur recorded income for distribution services of approximately P$50 million during 2007. See “Gas and Energy—Electricity—Electricity Distribution: Edesur”.
UNIREN has submitted several proposals to TGS aimed at adjusting TGS’s license contract terms, being all of which were rejected by TGS. Although negotiations continued between the UNIREN and TGS, TGS have not arrived at an agreement on tariff re-composition. See “Gas and Energy—Marketing—Gas Transportation—TGS—Renegotiation Process”.
In January 2008, under Law No.26,339 the term to renegotiate contracts for public works and utilities was again extended until December 31, 2008. We are unable to predict the future development of the renegotiation process involving tariff and concession contracts or the impact it may have on the results of operations or the financial position of those companies.
2) Argentine Economic Situation
Fluctuations in the Argentine economy have had and will continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and might continue to be affected by Argentine tax regulations, the value of the peso against foreign currencies, inflation, interest rates, and the general political, social and economic environment in and affecting Argentina.
a) Recoverability of Assets
Tax loss: As of December 31, 2005, taking into consideration profitability expectations under our business plan, we partially reversed the allowance on loss carry forwards and recorded a P$197 million gain. The reversal was due, among other key factors, to expectations of high and sustained prices for commodities, the recovery of the Argentine economy, the relative stability of and expectations for the main macroeconomic variables in Argentina and measures taken by the Argentine government in connection with the recovery of energy and gas prices.
Minimum presumed income tax credit: As of December 31, 2005, since our management believed that it was highly probable that payments made as minimum presumed income tax would be used within the statute of limitations period, reversed the allowance on such credit, accounting for a P$45 million gain.
Gas areas in Argentina: In 2005, taking into account the regulatory changes introduced by the Argentine government with a view to restoring profitability in the gas business, including the establishment of a framework for the recovery of gas prices, we recorded a P$44 million gain from the reversal of previously recorded allowances on the recoverability of investments in gas areas.
b) Value of the Peso Against Foreign Currencies
As of December 31, 2007, the peso-U.S. dollar rate of exchange was P$3.15 per U.S. dollar, compared to P$3.07 and P$3.03 per U.S. dollar as of December 31, 2006 and 2005, respectively.
Almost all of our financial debt, as well as a significant portion of the debt of our related companies, is denominated in U.S. dollars, which exposes us to exchange risks. The diversification of our business, with foreign operations having a cash flow primarily denominated in U.S. dollars and commodity prices that are sensitive to U.S. dollar changes help us mitigate our Peso-U.S. dollar exchange exposure. Exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in foreign entities are not directly charged to results but to the item Deferred Results within Stockholders’ Equity, to which results for conversion of operations abroad are also charged.

With the accounting considerations stated, the exchange differences determined for fiscal years 2007, 2006 and 2005 losses for P$9 million, P$6 million and P$11 million, respectively. See “Risk Factors—Fluctuations in the value of the peso may adversely affect the Argentine economy, our financial condition and the results of operations”.
c) Inflation
Historically, the Argentine economy has exhibited significant volatility, characterized by periods of high inflation.
Since 2004, price indices have evidenced clear signs of acceleration encouraged by the pace of economic growth in Argentina. According to official inflation data published by the National Statistics Institue, the consumer price index increased by 8.5% in 2007, 9.8% in 2006 and 12.3% in 2005 while the wholesale price index went up by 14.4% in 2007, 7.1% in 2006 and 10.8% in 2005. These trends have impacted our results by influencing our cost structure, and increasing the cost of inputs, such as labor.
In the past, inflation has materially undermined the Argentine economy and the government’s ability to stimulate economic growth. Sustained inflation in Argentina, without a corresponding increase in the price of products sold by us in the domestic market, would have an adverse effect on our results of operations and financial position.
Additionally, following the marked economic instability of 2002, the CNV mandated that all financial statements of reporting Argentine companies must be in nominal currency. If Argentina were to experience hyperinflationary conditions in the future, our nominal results may not be indicative of overall performance. See “Risk Factors—Inflation may escalate and undermine economic growth in Argentina and adversely affect our financial condition and results of operations”.
3) Migration of Operating Agreements in Venezuela
In April 2005, the Venezuelan Energy and Oil Ministry instructed the Venezuelan national oil company, Petróleos de Venezuela S.A. (“PDVSA”), to review all operating agreements signed with oil companies between 1992 and 1997. The Ministry further instructed PDVSA to take all necessary action to convert those operating agreements into mixed-ownership companies whereby the Venezuelan government, through PDVSA, would be entitled to majority ownership.
In March 2006, we, through Petrobras Energía and its related companies in Venezuela, signed memoranda of understanding (“MOU”) with PDVSA and the Corporación Venezolana del Petróleo S.A. (“CVP”) in order to effect the migration of our four pre-existing operating agreements.
As a result, the direct and indirect interests of Petrobras Energía in the mixed companies that operate the areas of Oritupano Leona, La Concepción, Acema and Mata were reduced to 22%, 36%, 34.5% and 34.5%, respectively. The economic effect of the migration to mixed-ownership companies was effective as of April 1, 2006. Additionally, the MOUs provided that CVP would recognize a divisible and transferable credit in favor of Petrobras Energía in the amount of US$88.5 million, which would not accrue interest, but could be applied toward acquisition bonds for any new mixed-company project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Once the milestones required for recognition of the credit by PDVSA were reached, as of December 31, 2006, we recorded the credit at its estimated recoverable value of P$180 million.
In accordance with the corporate governance structure established for the mixed companies, as of April 1, 2006, we discontinued the consolidation on a line by line basis of assets, liabilities, income (loss) and cash flows of the aforementioned Venezuelan operations, and records our interest in the related shareholders’ equity and net income (losses) under non-current investments and equity in earnings of affiliates, respectively.

The conditions imposed under the new operating agreements had an adverse impact on the recoverable value of our assets in Venezuela. The recoverability of these investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes in Venezuela and, particularly, to the decisions made by management of the mixed-ownership companies. Decreases in crude oil prices, fluctuations in economic conditions, the adoption of more restrictive measures by the Venezuelan government, and decisions by mixed-ownership companies to limit the development of reserves could adversely affect the valuation of the recoverability of our investment in these companies and, consequently, our income. As a result of the aforementioned variables, in the years ended December 31, 2007, 2006 and 2005, we recorded writedowns of P$33 million, P$186 million and P$424 million, respectively, related to our assets in Venezuela. In addition, since (i) to date no projects for which the aforementioned credit is eligible for investment have materialized, (ii) our efforts to transfer the credit to third parties have been unsuccessful, and (iii) alternative uses of the credit cannot be anticipated, as of December 31, 2007 we recorded a writedown of P$181 million to reflect carrying value of such credit to zero. As of December 31, 2007 the book value of our direct and indirect interest in Venezuelan mixed companies, net of impairment charges, is P$2,564 million.
In April 2008, the government of Venezuela published the Law of Special Contribution to Extraordinary Prices at the International Hydrocarbons Market. This law imposes a windfall profits tax on exports of liquid hydrocarbons and related oil products when the average monthly price of Brent crude exceeds US$70.00 per barrel, with 50% of the Brent crude price in excess of US$70.00 payable to the Venezuelan government. Likewise, when the average monthly Brent crude price exceeds US$100.00 per barrel, 60% of Brent crude price above US$100.00 is payable as tax. As of the date of this annual report, we are evaluating whether this law will have a differential impact on mixed-ownership companies. As a result, we have not incorporated this windfall profits tax into our estimates of the recoverability of our stake in the mixed-ownership companies.
See “Oil and Gas Exploration and Production—Production—Production Outside of Argentina—Venezuela”, and “Risk Factors—Our activities may be adversely affected by events in countries in which we do business”.
4) Commodity Prices
Our results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and oil by-product prices.
In 2007, oil prices reached a high for the sixth year in a row. The benchmark West Texas Intermediate (“WTI”) crude averaged US$72.3 per barrel, 9.5% more than in 2006. In 2007, prices were affected by high volatility and this boosted prices to a nominal record of US$99 per barrel by late November. In 2007, the WTI closed at US$96 per barrel, 58% higher than the end of 2006. During 2006 and 2005 the average WTI was US$66 and US$56.6 per barrel, respectively.
As discussed above, the regulatory environment in Argentina and in some of the other countries in which we operate, has prevented us from benefiting from this favorable scenario.
5) Oil and gas production in Argentina
Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the Argentine Oil and Gas Institute, proved oil and gas reserves dropped by 23% in the five-year period from 2002 to 2006.
In 2007, oil production declined for the tenth year in a row. In 2007, oil production dropped to an average of 643 thousand barrels per day, a decline of approximately 2.5% from 2006. Oil and gas production activities in Argentina are mainly developed in mature fields undergoing secondary recovery operations, which are capital-intensive projects.
In this context, our proved oil and gas reserves in Argentina declined 4.5% in 2007. During the same year, our production declined 6% compared to 2006. Previously, our Argentine oil and gas reserves declined 7% in 2006 and 8.1% in 2005.

The Company’s business plan provides for major exploratory investments in Argentina, including both offshore and onshore projects. Due to risks inherent in exploration activities, our management cannot assure you that this downward trend in our Argentine reserves will be reversed.
6) Operations in Ecuador
In recent years, various actions have been taken by the Ecuadorian government that have adversely impacted our operations in that country, which are based in Block 18 and Block 31, of which we hold a 70% and 100% interest, respectively, as of December 31, 2007. In addition, as further described below, there are a number of disputes between the government and our Ecuadorian subsidiary, which may further affect our results and prospects from operations in Ecuador. As of December 31, 2007, Blocks’s 18 and 31 fixed assets were written down to zero. As of December 31, 2007, estimated proved oil and gas reserves attributable to our operations in Ecuador amounted to 44.8 million barrels of oil equivalent, accounting for 9.3% of our total reserves. In addition, we have ship or pay obligations under our transportation agreement with OCP. See “Business Overview—Oil and Gas Exploration and Production—Oil and Gas Exploration and Production Interests—Production—Production Outside Argentina—Ecuador”.
On March 30, 2008, Petroecuador notified EcuadorTLC that Ecuador’s Attorney General had submitted a request for termination of the participation agreement relating to Block 18, based on alleged irregularities in the assignment to Teikoku Oil Ecuador S.A. of a 40% interest in Block 18, an alleged lack of registration of what the Attorney General understands to be a consortium among the different parties to the participation agreement, and on account of alleged repeated penalties imposed for non-compliance with the Hydrocarbon Law. As we do not control these proceedings, we cannot provide assurances as to their outcome. See “ Teikoku Co. Ltd. Agreement”, below.
a) Recoverability of Investments and Amendments to the Hydrocarbons Law
Since 2006, and especially during 2007, the Ecuadorian government has imposed comprehensive tax and regulatory reforms on the hydrocarbon industry that have affected the recoverability of our investments.
In April 2006, the Ecuadorian government approved the Law Amending the Hydrocarbon Law (“Law 42”), which assigned the Ecuadorian state a share of at least 50% of the revenues resulting from any increase in the average monthly sales price of Ecuadorian crude, based upon the average monthly sales price for such oil as of the execution date of the relevant agreements, stated in constant values as of the month of settlement. In October 2007, the Ecuadorian President issued an amendment to the regulations applying Law 42, further increasing the Ecuadorian government’s share of revenues from increases in the price of crude oil to 99%, reducing the oil companies’ share to 1%.
We disagree with the application of Law 42 to our operations. At the request of EcuadorTLC (our subsidiary in Ecuador) and Petroecuador (the Ecuadorian state oil company), in October 2006, the Attorney General of Ecuador issued an opinion stating that operators whose contracts already provided for a share of extraordinary revenues to be paid to the Ecuadorian state would be exempt from Law 42. Nevertheless, in January 2007 Petroecuador demanded that EcuadorTLC apply Law 42 to its operations and pay the applicable amount to the government for the Ecuadorian state for the period from April to December 2006. In making this request, Petroecuador deducted from the requested amount the moneys payable to the government in account of price increases under the operating agreement for the Palo Field in Block 18. EcuadorTLC paid the requested amount in full, totaling US$26 million, and continued making payments on this basis “under protest” from January to December 2007 to Petroecuador.
In July 2007, Petroecuador notified EcuadorTLC that for the period from January to June 2007, EcuadorTLC owed an additional payment of US$16 million under Law 42, on the grounds that amounts payable under the operating agreement are not deductible from the calculation of amounts due under Law 42. EcuadorTLC asked Petroecuador’s president to reconsider this determination.

In October 2007, the Ecuadorian Ministry of Mines and Oil informed Petroecuador that, consistent with its January 2007 interpretation, amounts payable to the government under the operating agreements in respect of oil price increases should be deducted in calculating payments under Law 42. Nevertheless, that same month, the National Hydrocarbons Board (“NHB”) informed EcuadorTLC that the company owed an additional US$30 million under Law 42 for the April to December 2006 period, using a calculation method that did not provide for deductions of amounts payable under the operating agreement. EcuadorTLC notified the NHB of its disagreement with this second settlement since it does no take into account the charging criterion provided by the Ministry of Mines and Oil and the calculation method including charges used by Petroecuador in January 2007.
On January 18, 2008, Petroecuador informed EcuadorTLC that it owed an additional US$66 million for the period from April 2006 to December 2007 under Law 42, due to its determination of the non-deductibility of amounts payable in account of price increases under the Palo Azul operating agreement.
In addition, on December 28, 2007, the Legislative Assembly of Ecuador approved the Tax Equity Law, effective as of January 1, 2008. This law introduces comprehensive tax reform and establishes new taxes.
These regulatory changes—the full scope and estimated effect of which has not yet been fully determined—have materially modified the conditions set forth at the time of execution of our participation agreements, adversely affecting the valuation of our ongoing projects in Ecuador, and negatively impacting our assessment of recoverability and prospects. Accordingly, as of December 31, 2007, we recorded an impairment allowance of P$759 million to write down the book value of our Ecuadorian assets to their probable recoverable value. These estimates of recoverable value took into consideration our transportation capacity commitments with Oleoducto de Crudos Pesados Ltd.
Since January 2008, EcuadorTLC has discontinued payments under Law 42. For the January to March 2008 period, settlements made by Petroecuador under Law 42 totaled US$71 million. According to its legal counsel, EcuadorTLC S.A. has legal grounds to consider Law 42 inapplicable.
In order to protect EcuadorTLC S.A.’s position, a notice was served on Ecuador’s Attorney General under the terms of the Treaty for the Reciprocal Protection of Investments signed by Ecuador and Argentina, which authorizes, once the term for negotiation between the parties has elapsed, the settlement of disputes through mandatory arbitration. EcuadorTLC considers Law 42 to be a confiscatory measure that puts at risk the economic feasibility of its investment, equivalent to an expropriation of its interests.
As of the date of this annual report, Petrobras Energía and the Ecuadorian Government are renegotiating their relationship under the participation agreements governing exploitation of Blocks 18 and 31.
b) Tax Credits Derived from Operations
In August 2001, the Ecuadorian Tax Authority (“SRI”) stated that it would not refund credits maintained with respect to value added taxes paid for the import and domestic purchase of goods and services required for the production of hydrocarbons intended for export, based on its position that these value added taxes were considered at the time of determining the sharing of oil production between the government and producers. On August 11, 2004, Ecuador’s National Congress enacted a new law on value added taxes, which law established that the refund of value added taxes does not apply to oil activities. By reason of the degree of uncertainty related to the recoverability of VAT credits, in fiscal year 2005, we created a P$78 million allowance on such credits.
On December 12, 2006, EcuadorTLC signed with the SRI, the Attorney General’s Office and Petroecuador, a Memorandum of Agreement for the quantification and assessment of the VAT paid on the acquisition of goods and services for the exploration and production of hydrocarbons in Block 18. The agreement provides a framework for the refund of credits accrued. This framework will be effective until the parties renegotiate a new production sharing arrangement in light of the application of such tax. Under the agreement, EcuadorTLC partially reversed this allowance and recorded a P$51 million gain during 2006.
Since as of the date of the consolidated financial statements included in this annual report we have not started similar negotiations relating to the refund of tax credits for VAT in connection with Block 31, and in spite the fact we consider ourselves to be entitled to such a refund, we maintained an allowance of P$51 million related to these receivables as of December 31, 2007.

c) Teikoku Co. Ltd. Agreement
In January 2005, we entered into a preliminary agreement with Teikoku Co. Ltd. (“Teikoku”), whereby after receipt of approval and authorization from the Ministry of Energy and Mines of Ecuador, we would assign Teikoku 40% of our rights and obligations under the Block 18 and 31 participation agreements, and 40% of our committed transportation capacity under the crude oil transportation agreement with Oleoducto de Crudos Pesados Ltd (“OCP”).
On January 11, 2007, the Ministry of Energy and Mines of Ecuador approved the agreement. As a result of this authorization, each of the parties began completing the necessary formalities to consummate this agreement, including the amendment of our participation contracts (which must be signed by Petroecuador) in order to incorporate Teikoku as a partner in the participation agreements. Once these amendments are complete, the terms and economic conditions of this transaction will go into effect.
On March 30, 2008, Petroecuador notified EcuadorTLC that Ecuador’s Attorney General had submitted a request for termination of the participation agreement relating to Block 18, based, among others, on alleged irregularities in the assignment to Teikoku Oil Ecuador S.A. of a 40% interest in Block 18.
On April 10, 2008 EcuadorTLC filed an answer invoking its rights, and included with its answer all documentary evidence that it believes necessary to prove that there are no grounds for terminating the Block 18 participation agreements, since the assignment had been approved by the respective administrative authorities and a Ministerial Accord had been issued authorizing the assignment and obliging Petroecuador to amend the participation agreement and grant the pertinent deeds.
7) Sale of Petrobras Energía’s Interest in Petrobras de Valores Internacional de España S.L. (PVIE)
In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is the ownership of 99.79% of the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional Braspetro B.V. (a wholly owned subsidiary of our controlling shareholder) for US$423.3 million, plus a contingent compensation to be defined between the parties, in the event of a commercial discovery in the Kinteroni prospect in Lote 57. We and Petrobras Internacional Braspetro B.V. agreed to share control over PVIE’s operating and financial policies. Our share interest in PVIE is now 60%.
As a result of this transaction, we recognized a gain of P$1,014 million during 2007.
Petrobras Energía Perú S.A. holds a one hundred percent interest in an exploitation concession in Lote X, in the Talara basin, with a production of 15 thousand barrels of oil equivalent per day. In addition, Petrobras Energía Perú S.A. holds an interest in five exploration areas still in the initial prospecting stage.
In January 2008, we announced the discovery of gas and condensate in the Kinteroni prospect, which is still in the exploratory stage. Production tests performed on some of the reservoir levels show a potential flow of over 35 million cubic feet of gas per day and an average of 1,245 barrels of condensate per day. In order to complete the evaluation, production tests on high interest mineralized levels are still being conducted. For more information on the risks involved with such projects, see “Risk Factors—Factors Relating to the Company—Our activities may be adversely affected by events in countries in which we do business” and “Risk Factors—Factors Relating to the Company —Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time”.
The assignment of our interest in PVIE enables us to optimize our asset portfolio, adjusting exploratory investments in Peru to amounts in line with our Business Plan. In addition, the assignment monetizes a value leveraged by the high international price of oil, increasing our investment capacity in Argentina.

8) Operations in Bolivia
In May 2006, the Bolivian government enacted Supreme Decree No. 28,701, which, among other things, nationalized the country’s hydrocarbon resources from May 1, 2006. In addition, this decree provided that the Bolivian state would recover full participation in the entire production chain of the hydrocarbon sector, and for this purpose mandated the nationalization of the shares of stock necessary for Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), a Bolivian state-controlled entity, to have at least 50% plus one of the shares in a number of companies, among which was Petrobras Bolivia Refinación S.A., in which we had a 49% interest, in partnership with Petrobras, which held a 51% interest.
In October 2006, we entered into a new agreement with YPFB—approved by the Bolivian Legislative Branch on April 19, 2007—whereby we, through our branch in Bolivia, agreed to conduct, at our own expense and account, exploration and production activities in the Colpa Caranda area on behalf of YPFB. Under the agreement YPFB is the owner of the hydrocarbons. YPFB is required to pay the royalties and the direct tax on hydrocarbons, which in the aggregate represent approximately 50% of the production value, and apply 80% of the remainder first to the payment of the expenses and depreciation incurred by our branch for the development and exploitation of the field and then distribute any remaining balance between YPFB and us on the basis of a formula that considers, among other factors, production volumes, the rate of depreciation, sales prices and taxes paid.
In addition, in June 2007, we signed an agreement, through our subsidiary Petrobras Energía Internacional S.A., to sell our interest in Petrobras Bolivia Refinación S.A. to YPFB. Currently, our only interest in Bolivia consists of our exploration and production activities in the Colpa Coranda area.
9) Divestments
In addition to the sale of a 40% interest in PVIE, we sold various assets during 2007, which sales significantly impacted our results.
a)
In January 2007, Petrobras Energía executed an agreement for the sale of its 9.19% shareholding in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock. The sale price amounted to US$15 million, accounting for a P$23 million gain in 2007.

b)
In June 2007, Petrobras Energía signed an agreement for the sale to YPFB of its equity interest in Petrobras Bolivia Refinación S.A. The sale price amounted to US$55 million, accounting for a gain of P$44 million in 2007.

c)
In December 2007, Petrobras Energía signed an agreement for the sale of its 40% equity interest in Petroquímica Cuyo S.A.I.C. The sale price amounted to US$32 million, accounting for a gain of P$40 million in 2007.

d)
In July 2007, Petrobras Energía signed a stock purchase agreement with Electroingeniería S.A for the sale of its 22.22% equity interest in Yacylec. The aforesaid transaction was authorized by the ENRE in December 2007. The sale price amounted to US$6 million, accounting for a gain of P$16 million in 2007.

e)
In December 2007, after various regulatory agencies and authorities granted the final approvals upon which the completion of the transaction was contingent, we sold our 50% equity interest in Citelec. We did not recognize any significant gains or losses in 2007 on account of this transaction.

10) Changes in E&P asset portfolio
a)
In February 2007, we purchased a 25.67% and 52.37% interest in the Nequén basin fields of Sierra Chata and Parva Negra, respectively, from ConocoPhillips for US$77.6 million. The transaction is subject to the approval of the applicable regulatory authorities. Upon compliance with all regulatory requirements and consummation of the transaction, our interest in Sierra Chata will increase to 45.5523% and in Parva Negra to 100%.

Sierra Chata is a natural gas producing field, with total proved reserves of 51 million barrels of oil equivalent as of December 31, 2007. Daily sales volumes of natural gas in 2007 averaged 2.2 million cubic meters. Parva Negra is a lot adjacent to Sierra Chata block, having two drilled wells with natural gas projects.

b)
In December 2007, we acquired a 13.72% interest in El Tordillo and La Tapera — Puesto Quiroga assets for US$117.5 million. This transaction became effective in March 2008 after completion of all contractual formalities. El Tordillo concession produces Escalante crude (crude oil of 24° API gravity), while La Tapera — Puesto Quiroga concession is in the exploration stage. As a consequence of the acquisition of the aforementioned El Tordillo interest, our production increased approximately 3,500 barrels per day.

c)	In November 2007, we sold 76.15% of our rights and obligations in Bajada del Palo area, transferring a 73.15% interest to Petrolera Entre Lomas S.A. and the remaining 3% to APCO.
The Bajada del Palo asset is an exploitation concession located in the Neuquén basin that has four active wells with an average oil production of 240 barrels per day in 2007. A gain of P$62 million was recorded as a result of this transaction.
d)	In October 2006, we sold our rights and obligations in Refugio Tupungato y Atamisqui areas. As a result of this transaction we recognized a gain of P$85 million.
11) Tax benefits regarding Innova operations — FUNDOPEM
We enjoy a tax benefit under an incentive program granted by the Rio Grande do Sul State for companies located in that state through Innova’s operations in Brazil The benefit consists of a 60% reduction of the ICMS (interstate goods transport tax) until 2007. Under this program, we recorded P$70 million, P$46 million and P$ 42 million gains in 2007, 2006 and 2005, respectively.
In 2006, Innova started the construction of a new ethylbenzene plant. This new plant is expected to meet the legal requirements necessary to qualify for an extension of the Fundopem benefit until 2015.
12) Derivative financial instruments
As of December 31, 2007, 2006 and 2005, we no longer had any crude oil hedging derivative instruments. As of December 31, 2004, we had derivative instruments outstanding, and our derivative position was fully composed of instruments that did not qualify for hedge accounting. We recognized financial losses attributable to such instruments in the amount of P$295 million in 2005.

DISCUSSION OF RESULTS
The table below presents our selected consolidated financial data and that of our subsidiaries, including the proportional consolidation of CIESA and Distrilec, as compared to such data excluding the proportional consolidation of such companies under joint control, in each case for the fiscal years indicated. To this effect, the Company’s equity in the earnings of these companies under joint control is shown under Equity in Earnings of Affiliates.

				Without proportional consolidation
				of CIESA and Distrilec
	With proportional consolidation			For the year ended December 31,
	For the year ended December 31,			(Unaudited)
	2007	2006	2005	2007	2006	2005
	(in millions of pesos)
Net sales	13,458	11,745	10,655	11,997	10,458	9,512
Cost of sales	(10,132)	(8,068)	(6,851)	(9,173)	(7,206)	(6,059)

Gross Profit	3,326	3,677	3,804	2,824	3,252	3,453
Administrative and selling expenses	(1,444)	(1,277)	(1,136)	(1,290)	(1,148)	(1,034)
Exploration expenses	(172)	(117)	(34)	(172)	(117)	(34)
Other operating expenses, net	(177)	(135)	(329)	(256)	(96)	(321)

Operating income	1,533	2,148	2,305	1,106	1,891	2,064

Equity in earnings of affiliates	176	219	281	234	253	315
Financial income (expense) and holding gains (losses)	(495)	(506)	(899)	(326)	(363)	(752)
Other income (loss), net	130	93	(459)	139	102	(448)

Subtotal	1,344	1,954	1,228	1,153	1,883	1,179

Income tax provision	(494)	(465)	(211)	(393)	(477)	(218)

Minority interest insubsidiaries	(277)	(425)	(288)	(187)	(342)	(232)

Net income	573	1,064	729	573	1,064	729

The following tables set out net sales, gross profit and operating income for each of our business segments for the years ended December 31, 2007, 2006 and 2005, including proportional consolidation, which is required by Argentine general accounting standards, and excluding the proportional consolidation of CIESA and Distrilec. Our management analyzes our results and financial condition separately from the results and financial conditions of these companies, as we believe financial information without their proportional consolidation is useful to investors in evaluating our financial condition and results of operations. See “—Proportional Consolidation and Presentation of Discussion” and “—Reconciliation Tables”. Net sales eliminations relate to intersegment sales. Gross profit eliminations relate to adjustments related to intersegment sales and costs associated with such sales. Intersegment transactions are made at market prices.
The business segment year-to-year comparisons that follow the table include intersegment sales.
With Proportional Consolidation

	For the year ended December 31,
	2007	2006	2005
	(in millions of pesos)
Net sales (1)

Oil and Gas Exploration and Production	4,624	4,781	4,657
Refining and Distribution	5,826	4,531	3,856
Petrochemicals	3,063	2,490	2,178
Gas and Energy (2)	2,826	2,593	2,136
Corporate and Eliminations (3)	(2,881)	(2,650)	(2,172)

Total	13,458	11,745	10,655

Gross Profit (4)

Oil and Gas Exploration and Production	2,142	2,687	2,691
Refining and Distribution	82	(161)	130
Petrochemicals	387	422	476
Gas and Energy (2)	725	700	547
Corporate and Eliminations (3)	(10)	29	(40)

Total	3,326	3,677	3,804

Operating Income

Oil and Gas Exploration and Production	1,480	2,179	2,039
Refining and Distribution	(314)	(468)	(149)
Petrochemicals	92	162	267
Gas and Energy (2)	653	537	450
Corporate and Eliminations (3)	(378)	(262)	(302)

Total	1,533	2,148	2,305

(1)
Royalties with respect to the oil and gas business in Argentina, Peru and Bolivia (in the case of the latter, only for sales until May 2007) are accounted for as a cost or production and are not deducted in determining net sales.

(2)	This segment includes two sections: Electricity and Gas Transportation.

(3)	Eliminations correspond to sales between our business units and their associated costs.

(4)	Net sales less cost of sales.

Without Proportional Consolidation (Unaudited)

	For the year ended December 31,
	2007	2006	2005
	(in millions of pesos)
Net Sales (1)

Oil and Gas Exploration and Production	4,624	4,781	4,657
Refining and Distribution	5,826	4,531	3,856
Petrochemicals	3,063	2,490	2,178
Gas and Energy (2)	1,365	1,306	972
Corporate and Eliminations (3)	(2,881)	(2,650)	(2,151)

Total	11,997	10,458	9,512

Gross Profit (4)

Oil and Gas Exploration and Production	2,142	2,687	2,691
Refining and Distribution	82	(161)	130
Petrochemicals	387	422	476
Gas and Energy (2)	223	275	196
Corporate and Eliminations (3)	(10)	29	(40)

Total	2,824	3,252	3,453

Operating Income

Oil and Gas Exploration and Production	1,480	2,179	2,039
Refining and Distribution	(314)	(468)	(149)
Petrochemicals	92	162	267
Gas and Energy (2)	226	280	209
Corporate and Eliminations (3)	(378)	(262)	(302)

Total	1,106	1,891	2,064

(1)
Royalties with respect to the oil and gas business in Argentina, Peru and Bolivia (in the case of the latter, only for sales until May 2007) are accounted for as a cost or production and are not deducted in determining net sales.

(2)	This segment includes two sections: Electricity and Gas Transportation.

(3)	Eliminations correspond to sales between our business units and their associated costs.

(4)	Net sales less cost of sales.
YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006
Net income: Net income for fiscal year 2007 decreased P$491 million, or 46.2%, to P$573 million from P$1,064 million in 2006.
Net sales: Net sales increased P$1,713 million, or 14.6%, to P$13,458 million from P$11,745 million in 2006. Net sales for fiscal year 2007 include P$602 million and P$894 million attributable to our share of the net sales (net of intercompany sales of P$35 million) of CIESA and Distrilec, respectively. Net sales for fiscal year 2006 include P$632 million and P$695 million attributable to our share of the net sales (net of intercompany sales of P$40 million) of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, net sales increased P$1,539 million, or 14.7%, to P$11,997 million in 2007 from P$10,458 million in 2006, boosted by the significant increase in the price of our main petrochemical and refined products. Sales in the Refining and Distribution, Petrochemicals, Gas and Energy business segments (including intercompany sales) increased P$1,295 million, P$573 million and P$59 million, respectively. Sales in the Oil and Gas Exploration and Production business segment decreased P$157 million, a reflection of the fact that we have not consolidated our Venezuelan operation since April 2006, and a drop in oil sales volumes in Argentina, as further explained below. Intercompany sales grew to P$2,881 million from P$2,650 million, respectively. Most of these sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.

Gross profit: Gross profit decreased P$351 million, or 9.5%, to P$3,326 million from P$3,677 million. Gross profit for 2007 includes P$287 million and P$215 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2006 includes P$324 million and P$101 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, gross profit declined P$428 million, or 13.2%, to P$2,824 million in 2007 from P$3,252 million in 2006. This drop mainly resulted from a decline in gross profit from the Oil and Gas Exploration and Production (P$545 million), Gas and Energy (P$52 million) and Petrochemicals (P$35 million) business segments, partially offset by an increase in the Refining and Distribution business segment (P$243 million). The elimination of intercompany results derived in a loss of P$39 million.
Administrative and selling expenses: Administrative and selling expenses increased P$167 million, or 13.1%, to P$1,444 million in 2007 from P$1,277 million in 2006. Administrative and selling expenses for 2007 include P$38 million and P$116 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively. Administrative and selling expenses for 2006 include P$35 million and P$94 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, administrative and selling expenses increased P$142 million, or 12.4%, to P$1,290 million in 2007 from P$1,148 million in 2006, mainly as a result of increases in the Refining and Distribution and Petrochemicals business segments, as well as in our corporate expenses.
Exploration expenses: Exploration expenses increased P$55 million to P$172 million in 2007 from P$117 million in 2006. See “Oil and Gas Exploration and Production” below.
Other operating expense, net: Other operating expense, net accounted for P$177 million and P$135 million losses in 2007 and 2006, respectively. Other operating income (expense), net for 2007 includes gains of P$2 million and P$77 million attributable to our share of other operating income (expense), net of CIESA and Distrilec, respectively. Other operating expense net for 2006 includes losses of P$1 million and P$38 million attributable to our share of other operating expense net of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, other operating expense, net accounted for losses of P$256 million and P$96 million, mainly attributable to increased losses reported by the Oil and Gas Exploration and Production business segment.
Operating income: Operating income declined P$615 million, or 28.6%, to P$1,533 million in 2007 from P$2,148 million in 2006. Operating income for 2007 includes P$251 million and P$176 million gains attributable to our share of the operating income of CIESA and Distrilec. Operating income for 2006 includes a P$288 million gain and a P$31 million loss attributable to our share of the operating income of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, operating income decreased P$785 million, or 41.5%, to P$1,106 million in 2007 from P$1,891 million in 2006. This drop was mainly attributable to a decline in the Oil and Gas Exploration and Production business segment and, to a lesser extent, in the Petrochemicals and Gas and Energy business segments, in the amount of P$699 million, P$70 million and P$54 million, respectively, partially offset by a P$154 million improvement in operating income for the Refining and Distribution business segment.
Equity in earnings of affiliates: Equity in earnings of affiliates decreased P$43 million, or 19.6%, to P$176 million in 2007 from P$219 million in 2006. Without proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates decreased P$19 million, or 7.5%, to P$234 million in 2007 from P$253 million in 2006. See “Analysis of Equity in Earnings of Affiliates”.

Financial income (expense) and holding gains (losses): Financial expense and holding losses decreased P$11 million, or 2.2%, to P$495 million in 2007 from P$506 million in 2006. Losses for 2007 include financial expenses of P$139 million and P$30 million attributable to our share of the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively. Losses for 2006 include financial expenses of P$132 million and P$11 million attributable to our share of the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, financial expense and holding losses decreased P$37 million, or 10.2%, to P$326 million from P$363 million.
The improvement in financial income (expense) and holding gains (losses) mainly derived from increased income from holding of inventories, particularly in Petrochemicals, in line with the increase of international reference prices, totaling P$87 million in 2007 and P$24 million in 2006. This improvement was also attributable to an exchange gain in line with the appreciation of the Brazilian Real. Net interest expense slightly declined to P$365 million in 2007 from P$379 million in 2006. These effects were partially offset by reduced income from the sale of securities.
Other income, net: Other income, net totaled P$130 million and P$93 million in 2007 and 2006, respectively. Other income, net include P$3 million and P$6 million losses attributable to our share of other income (expense), net of CIESA and Distrilec in 2007, respectively. Other income (expense), net include a loss of P$9 million attributable to our share of other income (expense), net of Distrilec in 2006.
Without proportional consolidation of CIESA and Distrilec, other income, net accounted for P$139 and P$102 million gains in 2007 and 2006, respectively.
Other income (expense), net for 2007 mainly reflect:
•	P$1,014 million gain from the sale of 40% of our interest in PVIE.

•	P$62 million gain from the sale of oil areas in Argentina.

•	P$44 million gain from the sale of Petrobras Bolivia Refinación S.A.

•	P$40 million gain from the sale of Petroquímica Cuyo S.A.

•	P$23 million gain from the sale of Hidroneuquén S.A.

•	P$16 million gain from the sale of Yacylec S.A.

•	P$759 million impairment charge on assets in Ecuador, following the enactment of the new Hydrocarbons Law.

•	P$214 million impairment charge on assets in Venezuela, principally related to the full writedown of the credit granted to us in connection with the renegotiation of our operating agreements in 2006.

•	P$41 million impairment charge on loans granted to joint venture partners in Venezuela.

Other income (expenses), net for 2006 mainly reflect:
•	P$85 million gain from the sale of oil areas in Argentina.

•	P$23 million gain from reversal of an allowance on the investment in Citelec S.A.

•	P$10 million gain from reversal of an allowance on the investment in Hidroneuquén S.A.

•	P$18 million assessment by SENIAT — Venezuela.

•	P$6 million net impairment charge on assets in Venezuela.
Income Tax: Income tax charge for 2007 and 2006 accounted for P$494 million and P$465 million losses, respectively. The income tax for 2007 reflects P$57 million and P$44 million losses attributable to our share of the income tax of CIESA and Distrilec, respectively. The income tax for 2006 reflects P$6 million and P$6 million gains attributable to our share of the income tax of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, income tax accounted for losses of P$393 million and P$477 million in 2007 and 2006, respectively, attributable to a decline in taxable income, particularly income from operations in Argentina.
ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT
Oil and Gas Exploration and Production
Operating income: Operating income for the Oil and Gas Exploration and Production business segment declined P$699 million, or 32.1%, to P$1,480 million in 2007 from P$2,179 million in 2006. Operating income for 2006 includes a P$186 million gain attributable to operations in Venezuela, which we stopped consolidating in April 2006. Excluding such results, operating income decreased P$513 million, or 25.7%. During 2007 our profitability in the Oil and Gas Exploration and Production business segment was restrained by significant increases in industry costs worldwide and principally by regulatory changes, such as increases in royalty rates, particularly in Ecuador, aimed at limiting private companies’ benefits derived from the prevailing crude oil international price context.
Net sales: Net sales for this business segment decreased P$157 million, or 3.3%, to P$4,624 million in 2007 from P$4,781 million in 2006. Net sales for 2006 include P$312 million attributable to consolidation of operations in Venezuela through March 31, 2006. Excluding such results, net sales for this business segment increased P$155 million, or 3.5%. This growth was mainly attributable to the rise in the average sale price per barrel of oil which, including the effect of withholding taxes on exports, increased 10.2% to P$153.9 from P$139.6. Conversely, combined average daily oil and gas sale volumes dropped 3.9% to 122.2 thousand barrels of oil equivalent in 2007 from 127.1 thousand barrels of oil equivalent.
In 2007, average oil sales volumes dropped 5.6% to 72.5 thousand barrels per day from 76.8 thousand barrels per day in 2006, principally due to an 11.5% decline in production volumes, partially offset by a reduction of inventory levels in 2007. Average daily oil production decreased to 69.4 thousand barrels from 78.5 thousand barrels in 2006, particularly in Argentina and Ecuador. This decrease was partially offset by an increase in production volumes in Peru.
Average daily gas sales volumes decreased by 1.2% to 298.5 million cubic feet from 302.2 million cubic feet and average daily production volumes were at similar levels in both fiscal years, totaling 306.9 million cubic feet per day. Though company-wide gas sales volumes were similar, a 5.4% increase in gas production in Argentina was offset by a reduction in production in Bolivia as a result of changes in the terms and conditions of our Bolivian operating agreement in 2007.
Argentina
Net sales in Argentina decreased P$190 million, or 7.1%, to P$2,504 million from P$2,694 million, mainly as a result of a 4.9% drop in total daily sales volumes of oil and gas, averaging 89.5 thousand barrels of oil equivalent per day.

Crude oil sales dropped P$243 million, or 10.3%, to P$2,106 million in 2007 from P$2,349 million in 2006, mainly due to an 11.7% decline in sales volumes, partially offset by a 1.5% increase in average sales prices to P$126.3 per barrel from P$124.4 per barrel. As a result of the price control policy implemented by the Argentine Government, the significant increase in WTI prices in the international market during 2007 could not be passed through to crude oil sales prices. The decline in average daily sales volumes to 45.7 thousand barrels from an average of 51.7 thousand barrels per day was attributable to a 14.7% drop in average daily production volumes to 44.8 thousand barrels from an average of 52.5 thousand barrels per day in 2006. The drop in production was mainly the result of: (i) the natural decline of mature fields and (ii) reduced oil deliveries as a consequence of labor strikes during the last quarter of 2007. We have made significant investments in oilfields, mainly to improve our basic production curve, allowing us to mitigate the natural decline of mature fields in Argentina.
Gas sales increased P$69 million, or 21%, to P$398 million from P$329 million, basically due to a 16.8% increase in the average sales price and, to a lesser extent, a 3.5% rise in average daily sales volumes. The average sale price increased to P$4.1 per million cubic feet from P$3.5 per million cubic feet, mainly as a consequence of higher export prices (our export clients have agreed to accept some of the increase in export duties) and to the deregulation of prices for sales to industrial clients and electricity generation companies. Daily gas sales volumes increased to 263.3 million cubic feet from 254.3 million cubic feet due to a 5.4% rise in production volumes. In 2007, El Mangrullo area in the Neuquén basin began production activities. In addition, increased production from the Santa Cruz 1 field at the Austral basin had a positive impact, as a result of increased development activities in the field derived from the investments made. This growth trend was negatively impacted by labor strikes during the last quarter of 2007.
Outside of Argentina
Combined oil and gas sales outside of Argentina increased P$33 million, or 1.6%, to P$2,120 million from P$2,087 million. Excluding results from our operations in Venezuela, which were consolidated through March 31, 2006, sales outside of Argentina increased P$345 million, or 19.4%, mainly due to a 20.6% rise in the average sales price per barrel of oil equivalent to P$176.10.
Ecuador
In Ecuador, oil sales increased 33.9% to P$873 million in 2007 from P$652 million in 2006, boosted by the combined effect of higher sales prices and increased sales volumes.
Average sales price increased 17.7% to P$192.5 per barrel from P$163.6 per barrel, mainly due to an increase in international reference prices.
Average daily oil sales volumes rose 13.7% to 12.4 thousand barrels per day, as a result of the sale of inventories accumulated as of year-end 2006 that allowed us to offset lower oil availability derived from a 12.3% reduction in daily production from Block 18, to 10.4 thousand barrels from 12.7 thousand barrels. Reduced production levels in 2007 were mainly attributable to a strike organized by local communities from March 9, 2007 to April 10, 2007 that hindered normal operations with the consequent delay in the development of Block 18. During the strike, our participation in cumulative oil production decreased by approximately 305,000 barrels of oil equivalent.
Peru
In Peru, oil and gas sales in 2007 increased 22.2% to P$1,102 million from P$902 million in 2006, mainly due to a 16.9% rise in the sales price of oil equivalent and, to a lesser extent, an increase in sales volumes.
Average crude oil price increased 17.5% to P$217.1 per barrel from P$184.8 per barrel, boosted by the increase in the WTI and, to a lesser extent, amendments to the agreement for the sale of crude oil since the last quarter of 2006 that changed the composition of the reference crude oil basket. Average gas prices were at similar levels in both years, averaging P$8.5 per million cubic feet.

Average daily sales volumes increased 4.8% to 15.4 thousand barrels of oil equivalent in 2007 from 14.7 thousand barrels of oil equivalent in 2006, as a result of the rise in oil production derived from successful investments made throughout 2007, mainly in well drilling and workover activities.
Bolivia
Oil and gas sales decreased 39.6% to P$125 million in 2007 from P$207 million in 2006, due to the new terms and conditions of the operating agreement that, effective May 2007, resulted in a 34% drop in the total oil and gas production volumes assigned to us, and an 8.4% decline in the sales price of oil equivalent.
Mexico
Sales of other services totaled P$20 million in 2007, 42.9% higher than P$14 million in 2006.
Gross profit: Gross profit for in the Oil and Gas Exploration and Production business segment decreased P$545 million to P$2,142 million from P$2,687 million. Margin on sales was 46.3% and 56.2% in 2007 and 2006, respectively. Excluding results from our operations in Venezuela, which were consolidated through March 31, 2006, gross profit dropped P$352 million, or 14.1%, and margin on sales decreased to 46.3% from 55.8% in 2006.
Our lifting costs rose 14.3% to P$15.2 per barrel of oil equivalent from P$13.3 per barrel of oil equivalent, mainly in Argentina. Higher costs in Argentina were attributable to the effect of inflation on oil service rates and to increased pulling and workover activities to support production at mature fields. In Ecuador, increased costs were attributable to higher royalty charges as a result of the amendment to Law No. 42 in 2007. In Peru, the increase in production costs was principally the result of higher royalty charges derived from the application of increased tax rates, which vary according to the level of international oil prices, determined on the basis of a basket of varieties of crude oil.
In addition, we recorded a 7.3% increase in depreciation resulting from significant investments made in 2007.
Administrative and selling expenses: Administrative and selling expenses decreased P$29 million, or 9.3%, to P$284 million in 2007 from P$313 million in 2006. Excluding results from our operations in Venezuela, which were consolidated through March 31, 2006, administrative and selling expenses declined P$4 million, or 1.4%, in 2007 to P$284 million from P$288 million in 2006.
Exploration expenses: Exploration expenses totaled P$172 million in 2007 and P$117 million in 2006. In both years, expenses were mainly attributable to 3D seismic surveys. In 2007, 3D seismic surveys covered 3,552 km2—1,594 km2 of which covered offshore areas in Argentina. 3D seismic surveys were also conducted at the Austral and Neuquén basins. In addition, in Peru we conducted 2D seismic surveys over 283 km in Lote 57. Expenses for unsuccessful exploration wells totaled P$45 million and P$78 million in 2007 and 2006, respectively.
Other operating expense, net: Other operating expense, net, accounted for losses of P$206 million and P$78 million, respectively. Losses for 2007 were mainly attributable to costs associated with the unused transportation capacity under the ship or pay contract with Oleoducto de Crudos Pesados Ltd (“OCP”) in Ecuador (P$155 million) and losses in Ecuador (P$47 million) derived from the amendment to the Hydrocarbons Law. Losses for 2006 mainly reflected costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador (P$178 million), partially offset by a P$74 million gain attributable to the favorable resolution of certain commercial claims in Venezuela.
Refining and Distribution
Operating expense, net: Operating expense, net for the Refining and Distribution business segment reflected losses of P$314 million and P$468 million in 2007 and 2006, respectively. During 2007, the Refining and Distribution operating results improved as a result of the partial recovery of sales prices. In spite of this improvement, in both years, business operating margins were significantly affected by the price control measures implemented in Argentina that prevented us from passing through to market prices the increase in crude oil prices and domestic inflation.

Net sales: Net sales for refinery products increased P$1,295 million, or 28.6%, to P$5,826 million from P$4,531 million, due to the combined effect of an 18.8% increase in average sales volumes mainly in reformer plant by-products, other heavy distillates and diesel oil, and a 9.4% improvement in average sales prices.
Sales volumes rose principally as a consequence of an 18% increase in our consolidated crude oil processing capacity to 80.8 thousand barrels per day, resulting from an overall revamping of the San Lorenzo Refinery completed in October 2006. For this reason, processed crude oil volumes rose 21.4% to 76.6 thousand barrels per day in 2007 from 63.1 thousand barrels per day in 2006.
Total diesel oil sales volumes rose 10.3% to 1.9 million cubic meters as a result of a 6.6% increase in domestic demand, boosted by the agricultural, industrial and transportation sectors. In 2007, our market share in the Argentine diesel market climbed to 13.9% from 13.6%.
Total gasoline sales volumes rose slightly by 1.7% to 850 thousand cubic meters in 2007. As a result of an estimated 16.6% growth of the domestic gasoline market in 2007, attributable to economic growth, an increase in purchasing power, and current levels of refined gasoline prices, domestic sales increased by 9.6%. Within this context, our market share reached 13.7% in 2007. Export volumes declined as we focused on satisfying domestic demand, in line with the government’s restrictions and taxes on exports.
Capitalizing on increased product availability, as a result of the expansion of the crude oil processing capacity mentioned above, sales volumes of heavy distillates and cracking feedstock grew 24.3%. The increase in volumes was attributable primarily to higher diesel oil demand in response to higher domestic electricity generation and the growing Intermediate Fuel Oil (“IFO”) market due to an increased number of ships accessing domestic ports. Surplus volumes were directed to supply export markets.
Asphalt sales volumes increased 5.8% as a result of domestic market growth.
As a consequence of the 9.4% increase in WTI, average sales prices of benzene, other heavy distillates and diesel oil improved 18%, 18% and 16%, respectively. Export prices rose an average of 12% as a result of the increase in international prices, partially offset by the new withholding regime on exports of hydrocarbons by-products effective November 2007 in Argentina.
Gross profit: Gross profit for 2007 accounted for an P$82 million gain compared to a P$161 million loss in 2006, with gross margins of 1.4% in 2007 and (3.6%) in 2006. Marginal increases in domestic prices and an international scenario with high prices allowed for a partial recovery of business margins. Following implementation of Resolution No. 394/07, effective November 2007, foreign market margins have been adversely affected by the new withholding regime on exports of refined products.
Administrative and selling expenses: Administrative and selling expenses increased 19.5% to P$374 million in 2007 from P$313 million, mainly due to increased expenses derived from higher sales volumes, and an increase in labor costs.
Other operating income (expense), net: Other operating income (expense), net recorded a P$22 million loss in 2007 compared to a P$6 million gain in 2006.
Petrochemicals
Operating income: Operating income for the Petrochemicals business segment declined P$70 million, or 43.2%, in 2007 to P$92 million from P$162 million in 2006. During 2007 our profitability in the Petrochemicals business segment was restrained by significant increases in industry costs, mainly in raw materials and labor, and, to a lesser extent, to increased costs for freight, logistics, storage and taxes.

Net sales: Net sales increased P$573 million, or 23%, to P$3,063 million in 2007 from P$2,490 million in 2006 (net of eliminations in the amount P$187 million and P$308 million for styrenics operations in Argentina and Innova), mainly due to higher sales prices in line with the increase in international reference prices.
—Styrenics—Argentina:
In Argentina, styrenics sales increased P$69 million, or 6.6%, to P$1,108 million in 2007 from P$1,039 million in 2006, due to a 14.1% improvement in average sales prices, partially offset by a 6.5% decline in sales volumes, mainly attributable to lower volumes of ethylbenzene sold to Innova.
In 2007 and in line with the move in international reference prices, average sales prices for the segment rose 16.6%, 15.6% and 12.9% in the polystyrene, synthetic rubber and styrene lines, respectively, compared to 2006. In the domestic market, our market share in 2007 remained at 100% for styrene and reached 81% for polystyrene.
Styrenics performance was as follows:
a) Styrene and propylene propane sales increased P$28 million or 11.1% to P$281 million. Volumes increased 2.2% to 75.7 thousand tons, due to a 9% rise in domestic sales, boosted by the growth in consumption and civil construction, and a 19.5% drop in exports, attributable to reduced sales to Chile.
b) Ethylbenzene sales decreased P$44 million or 29.1% to P$107 million. Volumes dropped 35.8% to 31.2 thousand tons compared to 2006, due to an increased internal use of ethylbenzene to produce styrene in our Petrochemical Complex at Puerto General San Martín in 2007. In 2006, as a result of the plant shutdown mentioned above, ethylbenzene surplus volumes were sold to Innova for processing and conversion into styrene and polystyrene.
c) Polystyrene and bi-oriented polystyrene (“BOPS”) sales increased P$57 million, or 17.1%, to P$390 million. Volumes increased 0.5% to 72.5 thousand tons compared to 2006. In order to supply growing domestic demand, we prioritized domestic sales—accounting for a 10% increase over exports, which dropped 18%. The domestic polystyrene market grew 13% in 2007 due to the general economic growth and increased production of durable goods.
d) Synthetic rubber sales increased P$36 million, or 13.6%, to P$300 million. Volumes slightly declined 1.8% to 54.8 thousand tons, with a 6% increase in domestic sales and a 9% decline in exports. A higher activity level in the tire, band and shoe segments boosted an increase in domestic sales, with the consequent lower availability of synthetic rubber for export purposes.
—Styrenics—Brazil—Innova:
Innova sales increased P$243 million, or 20%, to P$1,457 million in 2007, from P$1,214 million in 2006, mainly due to higher sales prices for styrene (14.6%) and polystyrene (23%) as a result of the increase in international reference prices.
Styrene average sales volumes slightly rose by 1% to 137.8 thousand tons due to the higher domestic demand in the polyester resin, acrylic resin and expandable polystyrene segments. In addition, polystyrene sales volumes rose 6.2% to 121.4 thousand tons, due to increased domestic sales as a result of a higher demand in the refrigeration and disposable products segments.
—Fertilizers:
Fertilizers sales increased P$140 million, or 25.7%, to P$685 million in 2007 from P$545 million, mainly due to a 39.5% improvement in average sales prices, as a result of higher international reference prices, mainly for urea and phosphate fertilizers. This improvement was partially offset by a 9.9% decline in sales volumes to 673 thousand tons, primarily attributable to a decrease in demand as a result of the high sales prices mentioned above.

Gross profit: Gross profit decreased P$35 million, or 8.3%, to P$387 million from P$422 million in 2006, due to higher costs of raw materials and labor in the fertilizers segment, which could only be partially passed through to sales prices. Gross margin on sales decreased to 12.6% from 16.9%, mainly as a result of the impact of reduced margins in the fertilizers business.
—Styrenics—Argentina:
Gross profit increased P$10 million, or 8.4%, to P$129 million from P$119 million in 2006, and gross margins on sales were 11.6% in 2007, reflecting a similar level to 2006.
In 2007, variable production costs increased as a result of higher prices of raw material, which were partially offset by lower imports of styrene and polystyrene, which were substituted with internally produced inputs due to the increase in the Puerto General San Martín Plant’s production capacity from 110 thousand to 160 thousand tons per year since the third quarter of 2006.
—Styrenics—Brazil:
Gross profit increased P$12 million, or 5.6%, to P$226 million from P$214 million in 2006 mainly as a result of higher sales prices. Gross margin on sales slightly declined to 15.5% from 17.6%, as a consequence of higher raw material costs.
—Fertilizers:
Gross profit decreased P$57 million, or 64%, to P$32 million in 2007 from P$89 million in 2006, and gross margin on sales declined to 4.7% from 16.3%, as a consequence of higher raw material costs. In 2007 production of some of the inputs for the fertilizer business declined as a result of gas supply restrictions and a shutdown of the ammonia plant for scheduled maintenance works. As a result, we had to import those inputs with a consequent increase in production costs and a negative impact on gross margins.
Administrative and selling expenses: Administrative and selling expenses increased P$59 million, or 20.2%, to P$351 million in 2007 from P$292 million in 2006. This rise was primarily attributable to higher labor costs and, to a lesser extent, to increased costs for freight, logistics, storage and taxes.
Other operating income, net: Other operating income, net recorded P$56 million and P$32 million gains in 2007 and 2006, respectively, mainly attributable to the collection of FUNDOPEM tax benefits.
Gas and Energy
Marketing and Transportation of Gas
Operating income: Operating income for the Marketing and Transportation of Gas operations did not record significant changes in 2007 compared to 2006, totaling P$59 million and P$57 million, respectively.
Net sales: Sales revenues increased P$40 million, or 5%, to P$834 million from P$794 million, mainly due to the rise in gas and liquid fuel prices.
Revenues from the sale of gas produced by us and imported gas increased P$30 million, or 7.4%, to P$436 million from P$406 million. Fiscal year 2006 included gas imports from Bolivia (P$41 million) which, as a result of changes in the implementation of these operations, are shown under gas and LPG brokerage services as from October 2006.

Excluding such gas import operations, revenues from the sale of gas produced by us increased P$71 million, or 19.5%, to P$436 million from P$365 million, primarily as a result of improved sales prices and, to a lesser extent, increased sales volumes. Sales prices improved by 15.6%, as a result of the recovery of the gas price for industrial clients and electricity generation companies in line with the scheduled price increases determined by the Secretary of Energy and higher export prices derived from contract renegotiations and the rise in international reference prices. Sales volumes recorded a 4.1% increase to 262.3 million cubic feet per day in 2007 from 251.9 million cubic feet per day in 2006, primarily attributable to the increase in our own production from the Neuquén basin and the start up of production in El Mangrullo field, partially offset by reduced production from the Austral basin as a result of the strikes organized during the last quarter of 2007.
Revenues from the sale of liquid fuels decreased by P$6 million, or 2%, to P$298 million from P$304 million, due to an 8.3% drop in sales volumes. The effect of the decline in sales volumes was partially offset by a 6.7% increase in sales prices, as a consequence of higher international reference prices. Sales volumes fell to 248 thousand tons in 2007 from 270.3 thousand tons in 2006, due to the combined effect of reduced liquid fuel production in the two refineries operated by us, as a result of changes in their production mix, and lower volumes processed at TGS’s plant located at General Cerri, due to regulatory restrictions on gas supply as a consequence of higher residential demand resulting from low temperatures in winter 2007.
Sales revenues from gas and LPG brokerage services increased P$16 million, or 19%, to P$100 million in 2007 from P$84 million in 2006. Higher sales revenues in 2007 was attributable to changes in the implementation of gas imports from Bolivia, which accounted for sales revenues of P$23 million and P$ 9 million in 2007 and 2006, respectively.
Gross profit: Gross profit increased P$5 million, or 17.9%, to P$33 million from P$28 million. The margins on sales were at similar levels during both years, amounting to 4% in 2007 and 3.5% in 2006.
Other operating income, net: Other operating income, net totaled P$35 million and P$38 million in 2007 and 2006, respectively, mainly attributable to income from technical assistance services to TGS.
Electricity
Operating income: Operating income for the Electricity sector decreased P$56 million, or 25.1%, to P$167 million from P$223 million, mainly due to a significant decline in the level of generation activities, mainly hydraulic generation operations.
Net sales: Net sales of electricity generation increased P$18 million, or 3.6%, to P$518 million in 2007 from P$500 million in 2006, primarily due to a 26% increase in generation prices that allowed us to offset a 17.8% decline in sales volumes. The increase in average energy sales prices was mainly attributable to higher electricity demand in Argentina that resulted in energy deliveries by less efficient power plants and contract renewals at higher prices.
Net sales attributable to the Genelba Power Plant increased P$47 million, or 11.8%, to P$446 million from P$399 million, primarily due to an increase in the average sales price, partially offset by a reduction in sales volumes. The average price increased 23.1% to P$90.2 per MWh in 2007 from P$73.3 per MWh in 2006. Energy delivered in 2007 dropped 9.2% to 4,944 GWh (5,446 GWh in 2006), mainly as a result of scheduled maintenance works in 2007. The power plant’s availability decreased to 84% from 96%.
Net sales attributable to Pichi Picún Leufú dropped P$29 million, or 28.7%, to P$72 million in 2007 from P$101 million, as a result of a strong decline in sales volumes, partially offset by an improvement in sales prices. Energy delivered decreased 48.5% to 777 GWh in 2007 from 1,510 GWh, mainly due to lower water supply at the Comahue basin. The average sales price increased 38.5% in 2007 to P$92.7 per MWh,from P$66.9 per MWh in 2006.
Gross profit: Gross profit for the electricity business sector decreased P$58 million, or 23.8%, to P$186 million from P$244 million. Gross margin dropped to 35.9% from 48.8% mainly due to lower generation volumes and higher thermal generation costs as a result of an increase in gas prices.
Administrative and selling expenses: Administrative and selling expenses for the generation business sector totaled P$20 million in both years.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES
In the following discussion, unless we specifically mention that a figure represents our share of the affiliate’s results, the amounts attributed to each affiliate or company represents the total amount recorded by that affiliate or company.
Compañía de Inversiones de Energía S.A (“CIESA”)/ Transportadora de Gas del Sur S.A (“TGS”): Our equity in the earnings of CIESA decreased P$64 million to P$7 million in 2007 from P$71 million in 2006.
Total sales revenues decreased approximately P$52 million, or 4%, to P$1,257 million. Revenues from natural gas liquid (“NGL”) production and marketing activities dropped P$59 million, or 8.1%, to P$667 million, mainly due to a 20% decline in sales volumes resulting from unusually low temperatures in winter throughout Argentina, as a consequence of which production was interrupted to allow for an increased supply to residential users and power plants. This effect was partially offset by an increase in NGL international reference prices. Sales revenues from the gas transportation segment increased P$17 million, or 3.5%, to P$509 million. This rise was mainly attributable to the execution of new firm transportation agreements with an industrial client and gas producers, which allowed for an increase in committed transportation capacity by 1.6 million cubic meters per day.
CIESA’s operating income decreased P$80 million, or 14%, to P$489 million, mainly due to a production drop and higher costs associated with maintenance of fixed assets and increased labor costs.
CIESA’s income tax charge increased P$124 million in 2007 basically due to the reversal of allowances on TGS’s tax loss carryforwards recorded in 2006.
Distrilec Inversora S.A. (“Distrilec”) / Edesur S.A (“Edesur”): Our equity in the earnings of Distrilec increased P$88 million to P$51 million from P$(37) million in 2006.
Revenue from Edesur’s services increased 30.5%, or P$430 million, to P$1,842 million, mainly due to a 22.8% rise in the energy average sales price (including toll), attributable to the implementation of Edesur’s new tariff schedule and adjustments derived from cost monitoring, as provided under the MOA signed with UNIREN in August 2005. A 6.9% growth in electric power demand also had a positive impact on Edesur’s results in 2007, as compared to 2006.
Edesur reported an operating income of P$391 million in 2007, as compared to a P$41 million loss in 2006, which principally reflects higher average sales prices and increased demand as described above.
In addition, during 2007 Edesur recognized a P$52 million loss for adjustment of fines applied by ENRE, pursuant to the terms of the MOA.
Petrolera Entre Lomas S.A. (“PELSA”): Our equity in the earnings of PELSA declined P$3 million to P$30 million from P$33 million, mainly due to increases in production costs, which more than offset an improvement in sales from a 1.5% increase in oil sales volumes.
PELSA’s operating income decreased P$38 million, or 14%, to P$233 million as a result of increased pulling and workover activities required to support production at mature fields and the greater incidence of depreciation and fixed costs. Increased expenses in terms of royalties, fees and easements also had an adverse impact.
Refinería del Norte S.A. (“Refinor”): Our equity in the earnings of Refinor increased P$12 million to P$44 million in 2007 from P$32 million in 2006.
Refinor’s sales dropped 2%, or P$31 million, to P$1,485 million in 2007 from P$1,516 million in 2006, mainly due to lower sales volumes.

Operating income grew 25.9%, or P$51 million, to P$248 million, mainly due to a significant rise in international reference prices for export products as well as higher prices for liquid fuels in the domestic market. In addition, holding gains increased as a result of the revaluation of raw material and finished product inventories in 2007, as compared to the decline recorded in 2006.
Mixed Companies in Venezuela: Our equity in the earnings of mixed companies totaled P$49 million and P$42 million in 2007 and 2006, respectively.
Sales during 2007 for Petroritupano S.A., Petrowayu S.A., Petrocariña S.A. and Petroven-Bras S.A. totaled P$253 million, P$85 million, P$24 million and P$15 million, respectively. Daily sales volumes totaled 38.5 thousand barrels, 10.6 thousand barrels, 2.9 thousand barrels and 1.9 thousand barrels, respectively, at an average price per barrel of oil of US$56.71, US$68.74, US$61.73 and US$64.84, for each mixed company, respectively.
Oleoductos del Valle S.A. (“Oldelval”): Our equity in the earnings of Oldelval decreased P$5 million to P$3 million from P$8 million.
Oldelval’s sales increased 1%, or P$1 million, to P$150 million, due to the 1.4% rise in transported volumes to 71.7 million barrels.
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
Gross profit: Gross profit decreased P$127 million, or 3.3%, to P$3,677 million from P$3,804 million. Gross profit for 2006 includes P$324 million and P$101 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2005 includes P$254 million and P$97 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.
Without proportional consolidation, gross profit declined P$201 million, or 5.8%, to P$3,252 million in 2006 from P$3,453 million in 2005. This drop mainly resulted from a decline in gross profit from the Refining and Distribution (P$291 million) and the Petrochemicals (P$54 million) business segments, partially offset by an increase in the Gas and Energy (P$79 million) business segments or sectors.
Administrative and selling expenses: Administrative and selling expenses increased P$141 million, or 12.4%, to P$1,277 million in 2006 from P$1.136 million in 2005. Administrative and selling expenses for 2006 include P$35 million and P$94 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively. Administrative and selling expenses for 2005 include P$29 million and P$73 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased P$114 million, or 11%, to P$1.148 million in 2006 from P$1.034 million in 2005.
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
Without proportional consolidation, financial (expense) income and holding (losses) gains decreased P$389 million, or 51.7%, to P$(363) million in 2006 from P$(752) million in 2005. This decline reflects the absence of losses from derivative instruments in 2006, as compared to losses of P$295 million recorded in 2005 from derivative instruments. In addition, this decrease also derived from the decline in interest expense 4.6% to P$457 million in 2006 from P$479 million in 2005, in line with a 7.1% reduction in average indebtedness, and improved results from the sale of securities, a P$48 million gain in 2006 compared to a P$4 million loss in 2005.
Other income (expenses), net: Other income (expenses), net totaled a P$93 million gain in 2006 compared to a P$459 million loss in 2005. Other income (expenses), net include P$9 million and P$11 million losses attributable to our share of other income (expenses), net of Distrilec in 2006 and 2005, respectively.

Without proportional consolidation, other income (expenses), net accounted for a P$102 million gain compared to a P$448 million loss in 2005.
Other income (expenses), net for 2006 mainly reflect:
•	P$85 million gain from the sale of oil areas in Argentina.

•	P$23 million gain from the reversal of an allowance on the investment in Citelec S.A.

•	P$10 million gain from the reversal of an allowance on the investment in Hidroneuquén S.A.

•	P$18 million assessment by SENIAT — Venezuela.

•	P$6 million impairment charge on assets in Venezuela.
Other income (expenses), net for 2005 mainly reflect:
•	P$310 million impairment charge on assets in Venezuela.

•	P$88 million impairment charge on areas in Argentina.

•	P$54 million assessment by SENIAT — Venezuela.
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
ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT
Oil and Gas Exploration and Production
Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$140 million, or 6.9%, to P$2,179 million in 2006 from P$2,039 million in 2005. Operating income for 2006 and 2005 includes P$186 million and P$639 million gains, respectively, attributable to operations in Venezuela. Excluding such results, operating income increased P$593 million, or 42.4%, mainly as a consequence of the 36.6% increase in average sales prices of oil equivalent stemming from the 17% rise in the international reference price (WTI).
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

Net sales for 2006 and 2005 include P$312 million and P$1,175 million, respectively, attributable to the consolidation of operations in Venezuela. Without consolidation of these operations, net sales for the business segment rose P$987 million or 28.3%. As a result of changes in our operating regime in the operating framework in Venezuela, we discontinued the consolidation of our Venezuelan operations as of April 1, 2006.
Argentina
Net sales in Argentina increased P$512 million, or 23.5%, to P$2,694 million in 2006 from P$2,182 million in 2005, mainly boosted by a 20.2% increase in average sales prices of oil equivalent and a 2.4% rise in combined oil and gas daily sales volumes, which averaged 94.1 thousand barrels of oil equivalent per day. We have made significant investments in oilfields, mainly to improve these basic production curves, which have allowed us to mitigate the natural decline of mature fields in Argentina.
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
Total gas sales increased 41.8%, or P$97 million, to P$329 million from P$232 million, mainly as a result of a 29.2% rise in the average sales price and a 9.7% growth in average daily sales volumes. The average sales price for gas increased to P$3.54 per million cubic feet from P$2.74 per million cubic feet, mainly as a consequence of higher export prices for methanol, the renegotiation of Sierra Chata agreements as of May 2005, the deregulation of the gas price for industrial clients and electricity generation companies as of August 1, 2005 and the effect of the increase in international reference prices on some gas contracts. These factors were partially offset by higher taxes on exports. Daily gas sales volumes increased to 254.3 million cubic feet from 231.7 million cubic feet due to higher production in the Austral Basin.
Outside of Argentina
Combined oil and gas sales outside of Argentina decreased P$390 million, or 15.8%, to P$2,072 million in 2006 from P$2,462 million in 2005 mainly due to our operations in Venezuela. See, "—Factors Affecting our Consolidated Results of Operations—Migration of Operating Agreements in Venezuela”. Excluding the results from Venezuela, combined oil and gas sales increased P$473 million, or 36.8%, mainly due to a 29.9% rise in the average sales prices of oil equivalent to P$146 and, to a lesser extent, a 5.3% rise in sales volumes.
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

Average crude oil prices increased 24.9% to P$184.8 per barrel in 2006 from P$147.9 per barrel in 2005, mainly as a result of the increase in the WTI and, to a lesser extent, amendments to the agreement for the sale of crude oil from the last quarter of 2006 that changed the composition of the reference crude oil basket. In addition, the average gas sales price increased 73.5% to P$8.5 from P$4.9 per million cubic feet, as a consequence of the rise in fuel oil prices included in the formula for price calculation.
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
Average sales price for gas increased 64.9% to P$12.2 per million cubic feet in 2006 from P$7.4 per million cubic feet in 2005. This improvement was mainly attributable to the rise in fuel oil price, which was included in the formula for calculation of the price for exports to Brazil. In addition, the crude oil average sales price rose 10% due to the increase in export prices.
Mexico
In 2006, sales for other services increased to P$14 million, or 7.7%, compared to P$13 million in 2005.
Gross Profit: Gross profit for this business segment decreased P$4 million to P$2,687 million in 2006 from P$2,691 million in 2005. Margin on sales was 56.2% in 2006 and 57.8% in 2005. Without consolidation of operations in Venezuela, gross profit increased P$499 million, or 25%, and margin on sales decreased to 55.8% in 2006 from 57.3% in 2005. The average lifting cost rose 21% to P$13.3 per barrel of oil equivalent in 2006 from P$11 per barrel of oil equivalent in 2005, mainly as a consequence of increased oil service rates and growing costs due to inflation in Argentina.
Administrative and selling expenses: Administrative and selling expenses rose P$9 million, or 3%, to P$313 million in 2006 from P$304 million in 2005. This increase was mainly attributable to increases in labor costs and, to a lesser extent, in the cost of crude oil transportation derived from the rise in sales volumes in Ecuador.
Exploration expenses: Exploration expenses totaled P$117 million in 2006 and P$34 million in 2005. Expenses for 2006 were mainly attributable to 3D seismic works and unsuccessful exploratory wells in Argentina. In 2005, exploration expenses were mainly attributable to 3D seismic works in the Austral and Neuquén basins, in Argentina.
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
Crude oil volumes processed at the refineries were at similar levels in both years, 63.1 thousand and 62.9 thousand barrels per day in 2006 and 2005, respectively. In October 2006 the overall revamping at San Lorenzo Refinery was completed, which resulted in an increase of 18% in the consolidated crude oil processing capacity of the plant to 80.8 thousand barrels per day.
Total diesel oil sales volumes rose 1.5% to 1,767 thousand cubic meters as a result of higher sales volumes in the domestic market, which in turn derived from a 5.9% increase in demand boosted by the agricultural, industrial and transportation sectors. Our estimated market share in this market declined to 13.6% in 2006 from 14.2% in 2005.
Total gasoline sales volumes rose 17% to 837 thousand cubic meters, mainly due to a 16.4% increase in domestic sales. In 2006 the domestic market for gasoline increased by 15.5%, as a result of economic growth, an increase in purchasing power and the stabilization of sales prices. Within this context, our market share remained close to 14.6% during both 2006 and 2005. In the premium gasoline market, as a result of the 58% increase in sales of Podium gasoline in 2006 (the only 100 octane gasoline with in the Argentine market), our market share increased to 9.2%.
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
Gross profit: Gross profit for 2006 accounted for a P$161 million loss compared to a P$130 million gain in 2005. Price control measures that prevented us from passing through crude oil increases and domestic inflation to final prices was a determining factor in our negative gross margins during 2006. In addition, the commitment to meet the growing domestic demand resulted in a lower export surplus. In addition, diesel oil imports (85 thousand and 272 thousand cubic meters in 2006 and 2005, respectively) had a negative impact on our gross profit, particularly in 2005. Considering the differential between import prices and retail prices and the impossibility of passing it through to consumer prices, these imports resulted in negative margins on sales.
Administrative and selling expenses: Administrative and selling expenses increased 14.2% to P$313 million in 2006 from P$274 million in 2005, mainly due to a rise in labor costs.
Other operating income (expense), net: Other operating income (expense), net recorded a P$6 million gain in 2006 and a P$5 million loss in 2006 and 2005, respectively.
Petrochemicals
Operating income: Operating income for the Petrochemicals business segment declined P$105 million, or 39.3%, to P$162 million in 2006 from P$267 million in 2005, due to a reduction in the spread of styrenics products in Argentina, and higher administrative and selling expenses.
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

—Styrenics—Argentina
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
Sales volumes rose basically as a result of increased consumption in the domestic market and the consequent improvement in industrial activity levels. In the domestic market, our market share remained at 100% for styrene and reached 82.4% for polystyrene.
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
c) Polystyrene and BOPS sales volumes climbed 11% to 72.1 thousand tons, with a 26% increase in the domestic market and a 10% reduction in exports. Polystyrene sales volumes in the domestic market achieved a historical record. Our position as the only domestic producer of polysterene gave us a competitive advantage within the context of the price control policy implemented by the National Government. This helped us achieve a market share increase of approximately 10 points from 73% to 82.4%. The reduction in export volumes resulted from the need to meet domestic demand due to lower styrene availability as a consequence of the San Martín plant shutdown, and trade union conflicts that limited plant availability. In light of these events and in line with the regional integration of our operations, demand was satisfied with imports from Innova.
d) Synthetic rubber sales volumes increased to 55.8 thousand tons, or 5.9%, mainly due to an increase in exports to the Asian market. In the domestic market, we maintained our leading position with sales volumes similar to those recorded in 2005.
—Styrenics—Brazil—Innova
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

Fertilizers: Fertilizers sales increased P$53 million, or 10.8%, to P$545 million in 2006 from P$492 million in 2005, mainly due to a 10.6% increase in sales volumes to 747 thousand tons. Volume increases resulted from a 24% increase in demand derived from favorable weather conditions and expectations of higher future grain prices. With a growing share in the product mix, sales of liquid fertilizers increased 28%.
Gross profit: Gross profit decreased P$54 million, or 11.3%, to P$422 million in 2006 from P$476 million in 2005, due to higher costs of raw materials and labor in Argentina, partially offset by higher sales volumes. Gross margin on sales decreased to 16.9% from 21.9% reflecting the impact of reduced margins in Argentina and in fertilizers.
—Styrenics—Argentina
Gross profit declined P$70 million, or 37%, to P$119 million in 2006 from P$189 million in 2005, mainly due to a rise in variable production costs, mainly derived from the increase in imported volumes of styrene and polystyrene to replace our own production during the Puerto General San Martin plant shutdown and in fixed labor costs. Gross margin on sales declined to 11.5% from 21.4%.
—Styrenics—Brazil
Gross profit increased P$50 million, or 30.5%, to P$214 million in 2006 from P$164 million in 2005. Gross margin on sales slightly decreased to 17.6% from 16.9%.
Fertilizers: Gross profit decreased P$34 million, or 27.6%, to P$89 million in 2006 from P$123 million in 2005, and gross margin on sales declined to 16.3% from 25% as a consequence of higher raw material costs in line with the rise in international reference prices, the impact of which could only be partially passed through to sales prices.
Administrative and selling expenses: Administrative and selling expenses increased P$34 million, or 20.7%, to P$292 million in 2006 from P$242 million in 2005, primarily due to higher labor costs and, to a lesser extent, higher freight costs derived from increased export volumes.
Other operating income, net: Other operating income, net recorded P$32 million and P$33 million gains in 2006 and 2005, respectively, mainly attributable to the collection of FUNDOPEM tax benefits.
Gas and Energy
Marketing and Transportation of Gas
Operating income: Operating income for the Marketing and Transportation of Gas operations increased P$65 million or 23.2% to P$345 million in 2006 from P$280 million in 2005. Operative income includes P$288 million and P$222 gains in 2006 and 2005, respectively, attributable to the proportional consolidation of CIESA. Excluding proportional consolidation, operating income for this sector did not record significant changes compared to 2005 totaling P$57 million and P$58 million in 2006 and 2005, respectively.
Net sales: Sales revenues increased P$188 million, or 31%, to P$794 million in 2006 from P$606 million in 2005, mainly due to the rise in gas and liquid fuel prices.
Revenues from the sale of gas produced by us and imported gas increased P$97 million, or 31.4%, to P$406 million in 2006 from P$309 million in 2005, mainly as a result of a 26.1% rise in sales prices derived from the recovery of the gas price for industrial clients and electricity generation companies in line with the scheduled price increases determined by the Secretary of Energy and higher export prices due to the rise in international reference prices. Sales volumes recorded a 2.6% increase from 260.9 million cubic feet per day in 2005 to 267.8 million cubic feet per day in 2006 as a result of higher volumes of gas produced by us, mainly from fields in the Austral Basin.

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
Gross profit: Gross profit in 2006 declined P$4 million, or 12.5%, to P$28 million in 2006 from P$32 million in 2005.
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
Net sales attributable to the Genelba Power Plant increased P$109 million, or 37.6%, to P$399 million in 2006 from P$290 million in 2005, primarily due to an increase in the average sales price to P$73.3 per MWh, or 38.6%, in 2006 from P$52.9 per MWh in 2005. Energy delivered was at similar levels in both years totaling 5,446 GWh in 2006. The Genelba Power Plant’s availability factor increased to 96% from 94%.
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
Gross profit: Gross profit for the generation business sector increased P$81 million, or 49.7%, to P$244 million from P$163 million. Gross margin rose to 48.8% from 45.9% mainly due to the significant improvement in prices and, to a lesser extent, increased sales volumes. Our competitive advantages resulting from being an integrated energy company and operating both thermal and hydroelectric generation plants allowed us to capitalize on market opportunities and increase sales volumes.
Administrative and selling expenses: Administrative and selling expenses for the generation business sector increased P$6 million, or 42.9%, to P$20 million in 2006 from P$14 million in 2005.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES
In the following discussion, unless we specifically mention that a figure represents our share of the affiliate’s results, the amounts attributed to each affiliate or company represents the total amount recorded by that affiliate or company.
CIESA /TGS: Our equity in the earnings of CIESA and TGS increased P$11 million to P$71 million in 2006 from P$60 million in 2005 mainly as a consequence of the favorable performance of TGS’s NGL production and marketing segment.
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
Distrilec/Edesur: Our equity in the earnings of Distrilec accounted for a P$29 million increase in losses to P$37 million in 2006 from P$8 million in 2005.
Income from Edesur services increased P$73 million, or 5%, to P$1,412 million in 2006 due to a 4.9% growth in the demand for energy.
Distrilec’s operating income accounted for a P$41 million loss in 2006 compared to a P$9 million gain in 2005, mainly as a consequence of a rise in costs for the purchase of energy, and increased services under contract and higher compensation.
Refinor: In 2006, our equity in the earnings of Refinor decreased P$15 million to P$32 million from P$47 million in 2005. This decline resulted primarily from a drop in gross profit derived from an increase in crude oil costs, which could not be fully passed through to domestic sales prices due to price control measures.
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
Petroquímica Cuyo S.A. (“Cuyo”): Our equity in the earnings of Cuyo increased P$8 million to P$15 million in 2006 from P$7 million in 2005. This increase is mainly attributable to an improvement in gross profit resulting from higher sales volumes, partially offset by reduced margins on sales.
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
Petrobras Bolivia Refinación (“PBR”): Our equity in the earnings of PBR increased by P$28 million to P$82 million in 2006 from P$54 million in 2005 as a consequence of an improvement in gross profit derived from a 5% increase in sales volumes and a 5.2% rise in the average sales price. The average sales price was positively affected by the rise in international reference prices. In 2005, the recognition of bad debt allowances, especially for credits with the Bolivian government and tax claims, had an adverse impact on PBR’s results.
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
Oldelval: Our equity in the earnings of Oldelval increased P$4 million to P$8 million from P$4 million as a consequence of an improvement in gross profit derived from a significant rise in sales, partially offset by increased operation costs.
Oldelval’s sales revenues increased 26.3% or P$31 million to P$149 million mainly due to a rise in rates of approximately 17% and, to a lesser extent, a 7.8% increase in transported volumes to 70.5 million barrels.
PELSA: Our equity in the earnings of PELSA increased P$6 million to P$33 million from P$27 million, mainly due to the combined effect of improved margins on sales and increased crude oil sales volumes.
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
Estimates of oil and gas reserves
Evaluations of oil and gas reserves are important for the effective management of upstream assets. They are used to make investment decisions about oil and gas properties. Oil and gas reserve quantities are also used as the basis for calculation of unit-of-production rates for depreciation and evaluation for impairment. Oil and gas reserves are divided between proved and unproved reserves. Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Unproved reserves are those with less than reasonable certainty of recoverability and are classified as either probable or possible. Probable reserves are reserves that are more likely to be recovered than not and possible reserves are less likely to be recovered than not.
Estimates of oil and gas reserves have been prepared in accordance with Rule 4-10 of Regulation S-X. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.
The estimation of proved reserves is an ongoing process that takes into account engineering and geological information such as well logs, pressure data and fluid sample core data. Proved reserves can also be divided in two categories: developed and undeveloped. Developed proved reserves are expected to be recovered from existing wells, or when the costs necessary to put them in production are relatively low. For undeveloped proved reserves, significant investments are necessary, including drilling new wells and installing production or transportation facilities before these reserves can be exploited.
We use the “successful efforts” method to account for our exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. Exploratory wells that find oil and gas in an area requiring major capital expenditure before production can begin are evaluated annually to ensure that commercial quantities of reserves have been found or that additional exploration work is under way or planned in a timeframe reasonable for its development cycle. Exploratory well costs not meeting either of these criteria are charged to expense. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method.
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
Impairment of long-lived assets
At December 31, 2007, our property, plant and equipment, net of accumulated depletion, amounted to P$10,609 million.
Our Management assesses the recoverability of long-lived assets whenever events or changes in circumstances occur that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the recoverable value in use.

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
With respect to future prices, in general, we do not view temporarily low prices as a trigger event for conducting the impairment tests. The markets for crude oil and natural gas and oil related products have a history of significant price volatility. Although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. Significantly lower future prices could lead to impairments in the future, if such decreases were considered to be indicative of long-term trends. In the determination of the discounted value in use, we make use of our long-term price assumptions. These are the same price assumptions that are used in our planning and budgeting processes and our capital investment decisions, and they are considered to be reasonable, conservative estimates given market indicators and past experience.
Among other assumptions, we consider discount rates used by market participants to evaluate the time value of money and the specific risk of the asset.
Under Argentine GAAP, impairment charges can be reversed in subsequent years so that the reduced carrying amount does not represent the new cost basis of the long-lived assets should the facts and circumstances change in the future.
As an example of our accounting for the impairment of long-lived assets, in 2007, we recorded an impairment allowance of P$759 to write the book value of Ecuador’s assets down to zero, which is their probable recoverable value. This write down was a consequence of the Ecuadorian government’s imposition in 2007 of major tax and regulatory amendments that adversely affected the profitability evaluation of our ongoing projects in Ecuador.
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

As of December 31, 2007 and 2006, we maintained capitalized exploratory well costs amounting to P$147 million and P$106 million, respectively.
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
Changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have a significant effect on the amount of provisions for contingencies recorded. As of December 31, 2007 and 2006, contingent liabilities (including current and non-current) amount to P$210 million and P$180 million, respectively.
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
Judgment is required in determining the amounts of future income tax assets and liabilities and the related valuation allowance recorded against the net future income tax assets. In assessing the potential realization of future income tax assets, management considers whether it is “probable” that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon us generating sufficient future taxable income from operations during the period in which the future income tax assets are recoverable. Due to the fact that uncertainty exists surrounding our ability to generate sufficient taxable income from operations before the expiration of the loss carry forwards, we provided a valuation allowance of P$1,028 million against tax loss carry forwards as at December 31, 2006, which to a large extent expired during 2007. In 2005, for example, after taking into consideration the profitability expectations arising from our business plan, we partially reversed an allowance for tax loss carry forwards and recognized a gain of P$197 million.

LIQUIDITY AND CAPITAL RESOURCES
We closely monitor liquidity levels in order to secure compliance with our obligations and achievement of our growth objectives. Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of our businesses is built.
Pursuant to these strategic guidelines, we seek to:
•	Design a capital structure in line with industry standards adaptable to the financial markets in which we operate, by establishing a debt maturity profile consistent with estimated cash generation.

•	Gradually reduce indebtedness cost.

•	Have adequate flexibility to overcome the volatility inherent to emerging capital markets, by adhering to a conservative cash management policy that minimizes the risks of financial distress.
Adhering to these guidelines will enable us to treat financial management as a key element in the value-creation process.
Consistent with these guidelines, we achieved the following during 2007:
•	Strict compliance with all financial obligations, with a 0.6% decline in our annual average indebtedness, measured in US dollars.

•	Continued implementation of the Capital Expenditures Plan.

•	Reduction in indebtedness costs.
In the short term, the most significant factors generally affecting our cash flow from operating activities are: (1) fluctuations in prices for crude oil, (2) fluctuations in production levels and demand for our products, (3) fluctuations in margins in the refining and distribution and petrochemicals business units, (4) changes in regulations, such as taxes, taxes on exports, changes in royalty payments and price controls and (5) fluctuations in exchange and interest rates.
In the longer term, our ability to replace oil and gas reserves will affect future production levels, which, in turn, will affect cash flow provided by operating activities. Nonetheless, we do not believe that the risks associated with failure or delay of any single project would have a significant impact on our overall liquidity or ability to generate cash flows, since we have a diverse portfolio of development projects and exploration opportunities, which helps to mitigate the risks inherent to oil and gas exploration and production and the associated cash flow provided by operating activities.
Analysis of Liquidity and Capital Resources
Our management analyzes our results and financial condition separately from the results and financial condition of CIESA and Distrilec, affiliates under joint control with third parties. The discussion below, therefore, relates to our liquidity and capital resources, excluding the effects of the proportional consolidation of CIESA and Distrilec, and as a result may not be directly comparable to figures reflected in our financial statements.

The table below reflects our statements of cash flow for the fiscal years ended December 31, 2007, 2006 and 2005 under Argentine GAAP and, for comparative purposes, the pro forma results excluding the effect of proportional consolidation of CIESA and Distrilec. Amounts are stated in millions of pesos.

				Without Proportional
	With Proportional			Consolidation of CIESA
	Consolidation			and Distrilec (Unaudited)
	2007	2006	2005	2007	2006	2005
Cash and cash equivalent at the beginning of the year	1,350	790	1,067	1,044	474	846
Net cash provided by operations	1,853	2,877	1,998	1,325	2,506	1,626
Net cash used in investing activities	(1,697)	(2,022)	(1,682)	(1,450)	(1,888)	(1,544)
Net cash used in financing activities	(364)	(295)	(602)	(44)	(48)	(463)
Effect of exchange rate change on cash	25	—	9	23	—	9

Cash and cash equivalent at the end of the year	1,167	1,350	790	898	1,044	474

Cash
As of December 31, 2007, 2006 and 2005, cash and cash equivalents, excluding proportional consolidation of CIESA and Distrilec, were P$898 million, P$1,044 million and P$474 million, respectively.
Our goal is to maintain excess cash primarily in U.S. dollars and in short-term investments in order to ensure adequate liquidity levels. We predominately invest in money market mutual funds and overnight deposits.
Operating activities
Net cash from operations, excluding proportional consolidation of CIESA and Distrilec, totaled P$1,325 in 2007, P$2,506 million in 2006 and P$1,626 million in 2005.
Net cash from operations in 2007 decreased by P$1,181 million, or 47.1%, to P$1,325 as a result of the decline in net income and increased working capital requirements by the higher level of operations.
Net cash from operations in 2006 increased P$880 million or 54.1%, mainly attributable to reduced working capital requirements and the rise in commodity prices. We were able to better capitalize on this increase since we did not use derivative instruments to hedge the price of crude oil in 2006.
Investing activities
Cash used in investing activities, excluding proportional consolidation of CIESA and Distrilec, totaled P$1,450 in 2007, P$1,888 million in 2006 and P$1,544 million in 2005.
The table below reflects total capital expenditures, net, in millions of pesos:

	2007	2006	2005
— Oil and Gas Exploration and Production	1,359	1,544	1,235
— Petrochemical	305	195	119
— Refining and Distribution	141	249	199
— Gas and Energy	61	4	2
— Corporate	26	76	64

Total capital expenditures	1,892	2,068	1,619
— Divestments	(406)	(124)	—

Total net capital expenditures	1,486	1,944	1,619

Oil and Gas Exploration and Production
Capital expenditures in the Oil and Gas Exploration and Production segment totaled P$1,359 million, P$1,544 million and P$1,235 million in 2007, 2006 and 2005, respectively.
In 2007, capital expenditures in the Oil and Gas Exploration and Production segment were primarily directed towards maintaining production levels. Development of reserves continued through well drilling, expansion of secondary recovery projects and expansion of surface facilities. Three hundred and seventy five (375) wells were drilled, 258 of which are located in Argentina and 113 in Peru and 427 units were repaired, 219 of which are located in Argentina and 177 in Peru.
In Ecuador, development of facilities continued in Block 18, including completion and start up of the Fluid Processing Plant.
In addition, exploration investments—the main driver for reserve replacement and production in the long-term—significantly increased. Investments were focused in Argentina and Peru. Investments in Argentina were directed to drilling of exploration and extension wells and 3D seismic surveys. In Peru, a gas discovery well was drilled in Lote 57, with a significant gas and condensate potential. 2D seismic surveys were also conducted over 283 km in Lote 57.
Refining and Distribution
Capital expenditures in the Refining and Distribution segment totaled P$141 million, P$249 million and P$199 million in 2007, 2006 and 2005, respectively.
In 2007, we continued to perform works in connection with the Refining Master Plan aimed at producing fuels according to stringent quality specifications and increasing diesel oil production.
At the Bahía Blanca Refinery, the Light Reformate Project was implemented. The light reformate plant allows us to supply the Planta General San Martín complex with a variety of product with a high benzene content. The Sulfur Recovery unit also started operations in compliance with environmental enhancement standards. In this unit sulfur compounds in oil are no longer burnt in the flare stack but are converted into raw material for the production of fertilizers. In addition, works performed at the Gasoline Hydrotreatment and Reforming unit allowed us to reach 100% capacity. A catalytic gasoline splitter started operations to obtain a high-quality gasoline variety suitable for Podium gasoline formulation and to increase diesel oil production.
We moved forward with the implementation of Distillation Revamping projects for heavy crude oils processing at the San Lorenzo and Bahía Blanca refineries.
In Distribution, we continued consolidating our business strategy based on a selective growth of new businesses focused on service, quality and brand development aimed at a selective rebranding of gas stations.
Petrochemicals
In the Petrochemicals segment, capital expenditures totaled P$305 million, P$195 million and P$119 million in 2007, 2006 and 2005, respectively.
In 2007, our capital expenditures increased largely due to construction of a new ethylbenzene plant for Innova. In addition, investment in our styrene business increased due to our focus on improving competitiveness and sustainability of operations through cost reduction, lower logistics costs, reduction of effluents and adjustments to new standards.
At the Campana plant, works related to the revamping of the ammonia plant were completed. This will allow for a 14% increase in production capacity.

Gas and Energy
In the Gas and Energy segment, capital expenditures totaled P$61 million, P$4 million and P$2 million in 2007, 2006 and 2005, respectively.
In 2007 our capital expenditures increased largely due to major maintenance works at Genelba for three units in April and November, during a 5-week period each. Maintenance works were completed ahead of schedule with highly positive results.
In addition, we have already made disbursements for the construction of the new 170 MW thermoelectric plant.
Financing activities
Net cash used in financing activities totaled P$44 million, P$48 million and P$463 million, in 2007, 2006 and 2005, respectively.
We paid long-term debt in the amount of P$1,024 million, P$272 million and P$1,967 million in 2007, 2006 and 2005, respectively.
•
In 2007, we paid at maturity Series G Notes and the Sixth Series under the US$2.5 billon Notes Program in an aggregate amount of P$891 million (US$283 million). In addition, Petrobras Energía and Petrobras Energía Perú S.A repaid bank loans and long-term lines of credit in an amount of P$29 million and P$104 million, respectively.

•
In 2006, we paid at maturity Series B Notes under the US$2.5 billon Notes Program in an aggregate amount of P$15 million (US$5 million). In addition, we and Petrobras Energía Perú S.A. repaid bank loans and long-term lines of credit in an amount of P$129 million and P$128 million, respectively.

•
In 2005, Series C, M and K Notes under the US$2.5 billon Notes Program were fully prepaid, in the aggregate amount of P$1,251 million (US$428 million). In addition, we paid at maturity Class F Notes under the Notes Program for an aggregate amount of P$184 (US$64 million). Petrobras Energía Venezuela S.A. and Innova S.A. paid debt owed to the International Finance Corporation (“IFC”) in the amount of P$415 million (US$137 million). In addition, we repaid bank loans in the amount of P$117 million.

Cash provided by long-term financing totaled P$1,229 million, P$220 million and P$747 million in 2007, 2006 and 2005, respectively.
•
In 2007, we received P$927 million from the issuance of US$300 million Series S Notes under the US$2.5 billon Notes Program. The Series S Notes mature in May 2017 and pay interest at a fixed rate of 5.875%. Payments under the Series S Notes are supported by a standby purchase agreement provided by our controlling shareholder, Petrobras. Under the terms of the Series S Notes, in the event of a change of control, Petrobras Energia will be required to offer to repurchase the Series S Notes at a repurchase price equal to 101% of the outstanding principal amount plus accrued interest to the date of repurchase. In addition, Innova S.A. and Petrobras Energía Perú S.A. received cash provided by other bank financing in the amount of P$30 million and P$342 million, respectively.

•
In 2006,we received P$82 (US$26 million) for foreign trade financing. In addition, Petrobras Energía Perú S.A. received cash provided by other bank financing in the amount of P$138 million (US$45 million).

•
In 2005, Petrobras Internacional Braspetro BV granted us a P$582 million (US$200 million) loan. The funds were used to prepay Class M and K notes under the US$2.5 billion Program. In addition, cash provided by other bank financing totaled P$165 million (US$56 million).

With respect to our short-term financing, in 2007 we repaid short-term debt in the amount of P$133 million, mainly relating to export pre-financing facilities and short-term domestic loans. In 2006 and 2005, net cash provided by short-term financing totaled P$4 million and P$757 million, respectively, primarily from foreign trade financing.
In 2007, cash dividends were paid in the amount of P$186 million, P$141 million of such amount consisting of dividends we paid in advance.
DESCRIPTION OF INDEBTEDNESS
Most of our financial debt and a significant portion of the debt of our main affiliates are denominated in US dollars.
As of December 31, 2007, total indebtedness, excluding the proportional consolidation of CIESA and Distrilec (companies under joint control with third parties) totaled P$5,925 million, of which P$4,482 million was long-term indebtedness. This compares to P$5,679 million as of December 31, 2006, of which P$3,546 was long-term debt. As of December 31, 2007, short-term indebtedness totaled P$1,443 million, of which P$79 million represents the current portion of long-term obligations and P$1,173 million represents short-term indebtedness with financial institutions under loan agreements and foreign trade financing.
As of December 31, 2007, Petrobras Energía maintained a Global Corporate Note Program (the “Note Program”) for a maximum principal amount of US$2.5 billion or its equivalent in any currency. Our ability to issue Notes under the Note Program expired in May 2008. The Argentine National Securities Commission (“CNV”) authorized the Note Program in 1998, with a subsequent extension in 2003. As of December 31, 2007, notes in an aggregate principal amount of US$1,122 million were outstanding under the Note Program. Notes under the Note Program are not subject to acceleration in the event our credit ratings are downgraded.
At the Petrobras Energía Regular Shareholders’ Meeting held on March 28, 2008, the shareholders approved a new Global Corporate Note Program for a maximum principal amount of US$1.0 billion (or its equivalent in another currencies). The program will last five years, or the maximum applicable term allowable under future regulations, with substantially similar terms and conditions as the former US$2.5 billion Note Program. At the time of this annual report, Petrobras Energía is engaged in obtaining the necessary approvals for the program from the CNV.
The following represents our debt maturity profile as of December 31, 2007:

						6 or more
	1 year	2 years	3 years	4 years	5 years	years
Millions of pesos	1,443	654	1,220	334	65	2,209
On June 9, 2005, the Argentine federal executive branch issued Executive Order 616/05, requiring that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow. In addition, at least 30% of the amount must be deposited with domestic financial institutions. This deposit (1) must be registered, (2) must be non-transferable, (3) must be non-interest bearing, (4) must be made in U.S. dollars, (5) must have a term of 365 days and (6) cannot be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions.
This Executive Order may limit our ability to finance our operations through new intercompany loans or any other kind of foreign financial loans.

Cross Default Provisions
Our Series H, I, N, R and S notes include cross default provisions whereby the Trustee under those notes, if instructed by the noteholders representing at least 25% of the relevant outstanding principal amount, shall declare all the amounts owed due and payable if any debt of ours or our significant subsidiaries is not paid when due (subject to applicable grace periods), provided that those due and unpaid amounts exceed the higher of US$25 million or 1% of Petrobras Energía’s shareholders’ equity at the time such debt is due, and provided further that the default has not been eliminated or cured within 30 days after we have been served notice of the default.
In addition, the Series S notes contain cross default provisions that are triggered if the maturity of any indebtedness of Petrobras or of any of its material subsidiaries in a total aggregate principal amount of $100,000,000 or more is accelerated. The notes contain other customary event of default provisions relating to Petrobras. See “Liquidity and Capital Resources—Financing Activities”.
As of the date of this annual report, we are in compliance with all covenants under our loan agreements and corporate notes.
FUTURE CAPITAL REQUIREMENTS
We estimate our investments for 2008 at approximately US$600 million. This level of investments is part of our strategy for sustained growth, which we have pursued in accordance with growth and expansion targets contemplated in our business plan.
At the Petrobras Energía Participaciones Regular Shareholders’ Meeting held on March 28, 2008, it was announced that if interim-period net and realized profits reflected an amount equivalent to the dividend we subsequently received in April 2008 from Petrobras Energía, which totaled P$239 million, a payment for up to this amount would be authorized as a cash dividend by the Board of Directors.
We estimate that our capital expenditure requirements, debt payment obligations, dividends payments and working capital will be financed by cash from operations and, to a lesser extent, by new debt financings and possible divestments. Our level of investments will depend on a variety of factors, many of which are beyond our control. These include the future price evolution of the commodities we sell, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable taxes and royalties and the political, economic and social situation prevailing in the countries where we operate.
Oil and Gas Exploration and Production
We currently estimate that our capital expenditures in the Oil and Gas Exploration and Production segment will total approximately US$400 million during 2008, with a focus on investment in Argentina and Peru. Our 2008 investment plan is in line with reserve replacement and production goals, as a crucial step in securing our sustainable growth.
Argentina
Most of our investments in 2008 will focus on our Argentine oil and gas operations. Efforts will continue at the Neuquén basin to develop oil reserves through well drilling, and expansion of secondary recovery projects and of relevant surface facilities. In terms of gas production, we expect to carry out well drilling and workover campaigns. Development of El Mangrullo field will continue during the second year of production and we will move forward with implementation of a pilot project focused on low permeability gas reservoirs (rather than conventional reservoirs) at the Punta Rosada formation in the Río Neuquén field. In the Austral basin, investments will be focused on well drilling for the development and demarcation of oil reserves and on maintenance of the curve of injection to the gas pipeline obtained as a result of the interconnection plan implemented during 2006. In addition, exploration activities involving seismic shooting and well drilling are expected.

Peru
Infill drilling activities in connection with the development of Lote X are expected to continue on an intensive basis. In terms of exploration, seismic shooting will be carried out in Lote 58 and surveys will continue to be conducted in the rest of the Peruvian exploration portfolio.
Ecuador
Development of Block 18 will continue mainly through well workover activities, with a view to restoring production to levels existing before the conflict with nearby communities.
Bolivia
Activities involving drilling of shallow wells and workover are expected in the Colpa Caranda area.
Refining and Distribution
In 2008 we plan to continue to move forward with the implementation of the Refining Master Plan projects. At the Bahía Blanca and San Lorenzo refineries works will be performed to increase the formulation and dispatch capacity for different gasoline qualities in order to supply the growing market demand for these products.
At the San Lorenzo Refinery, works are expected to be completed in connection with the processing of streams with high benzene content from the Bahía Blanca Refinery and other suppliers, with a significant increase in benzene production and the consequent reduction in imports.
We expect to continue with the rebranding of gas stations, with a view to a selective growth of new businesses and a focus on service, quality and brand development. In addition, we expect to commence construction of the new Lubricants Plant in order to increase Petrobras’ lubricant production in the country.
Petrochemicals
We expect to continue construction of the new ethylbenzene plant for our subsidiary Innova. The new plant, through more integrated and efficient operations, will reduce costs and incorporate state-of-the art technology in terms of safety and environmental impact, with reduced effluents and emissions to the atmosphere.
At the Puerto General San Martín plant, we expect to continue making investments with a focus on reducing variable costs (raw material and services) and minimizing environmental impact. At the same time, investments will be made in reliability projects to achieve increased yield and safety in operating processes.
In addition, we expect to build a liquid fertilizers module (Logística 540) including a dispatch station, dock and channel improvements and a 19 thousand ton capacity tank. We also expect to start works in connection with the Campana fertilizers port in the second half of 2008.
Gas and Energy
In 2008, we will invest approximately US$52 million in connection with a new 170 MW thermoelectric plant close to the existing Genelba Power Plant, in Marcos Paz, aimed at providing sustainable support to our operational growth and our present and future customers.

OFF-BALANCE SHEET TRANSACTIONS
Other than the transactions described below, we do not have any off-balance sheet arrangements required to be disclosed by Item 5 of Form 20-F.
OCP Investment’s Letters of Credit
In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement executed with OCP and a portion of OCP’s contractual obligations, the Company is required to procure letters of credit. These letters of credit are required to remain in effect until December 2018. As of December 31, 2007, the Company had procured letters of credit for a total amount of about US$106 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, we would have to deposit cash in amounts equal to our guarantee obligations, which would have a material adverse effect on our cash flows.
CONTRACTUAL OBLIGATIONS
The following table summarizes certain contractual obligations as of December 31, 2007. The table does not include accounts payable. Amounts in the table do not include interest.

	Payments due by period
		Less and 1			More than
	Total	year	1-3 years	3-5 years	5 years
	(in millions of pesos)
Debt Obligations	5,925	1,443	1,874	399	2,209
Purchase Obligations
Ship or pay agreement with OCP (1) (2) (6)	2,137	145	325	367	1,300
Long-term service agreement (6)	1,304	426	486	166	226
Petroleum services and materials (6)	2,054	567	398	402	687
Ethylene (4)(6)	1,750	217	425	332	776
Benzene (5)(6)	4,283	494	1,049	830	1,910
Oil purchase agreements for Refinery (6)	212	212	—	—	—
Gas transportation capacity with TGS (3)	884	123	246	369	146
Gas purchase agreements for Genelba (6)	41	31	10	—	—

Pension Plan	126	13	23	25	65

Total	18,716	3,671	4,836	2,890	7,319

Sales Obligations
Natural gas	1,880	561	374	325	620
Styrene	672	149	393	130	—
Electric power	257	150	104	3	—
LPG	175	142	22	11	—
Oil	2,390	1,654	736	—	—

Total	5,374	2,656	1,629	469	620

(1)	Net of transportation capacity sold to third parties

(2)	Estimated price US$2.30 per barrel.

(3)	Estimated price P$7.9 million per millon of cubic meters.

(4)	Estimated price US$806 per ton. Contractual prices are in US Dollars. Peso amounts translated using exchange rate as of December 31, 2007.

(5)	Estimated price US$709 per ton. Contractual prices are in US Dollars. Peso amounts translated using exchange rate as of December 31, 2007.

(6)
Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2007 and may not reflect actual future prices of these commodities. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

The following table sets forth volume information with regards to our commitment under commercial contracts:

	Obligations by period
		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	Years
Purchase Obligations
Ship or pay agreement with OCP (in millions of barrels)	295	20	47	53	175
Ethylene (in thousands of tons)	689	55	131	144	359
Benzene (in thousands of tons)	1,919	154	365	400	1,000
Oil Purchase agreements for Refinery (in millons of barrels)	2	2	—	—	—
Gas transportation capacity with TGS (in millons of cubic meters)	7,869	1,095	2,190	3,285	1,299
Gas purchase agreements for Genelba (in millions of cubic meters)	262	197	65	—	—

Sales Obligations
Natural gas (in millions of cubic meters)	10,196	2,699	1,869	1,774	3,854
Styrene (in thousands of tons)	150	35	85	30	—
Electric power (in MWh)	2,337	1,390	928	19	—
LPG (in thousands of tons)	235	130	70	35	—
Oil (in millions of bbls)	10	7	3	—	—
Long Term Service Agreement. We have entered into a long-term service agreement for the maintenance and repair of Genelba.
Ship or Pay Agreement with OCP. Regarding the future exploitation of Blocks 18 and 31, we have executed an agreement with OCP whereby we acquired an oil transportation capacity of 80,000 barrels per day for a term of 15 years starting with the commencement of OCP operations. We, as well as the remaining producers, that have entered into capacity agreements with OCP, are required to pay a ship or pay fee that will cover, among other items, OCP’s operating costs and financial services. We have assigned part of our committed transportation capacity. In addition, pursuant to the preliminary agreement signed with Teikoku, once completed all formalities and governmental approvals, Teikoku has agreed to assume 40% of our rights and obligations resulting from the crude oil transportation agreement with OCP. See “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production outside of Argentina—Ecuador—Ship or Pay Contract with Oleoducto de Crudos Pesados (OCP)”.
Petroleum services and materials. We have entered into several agreements with oil and gas petroleum service providers in order to ensure the usual supply of services and materials in countries where we conduct oil and gas activities.
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
Oil: Mainly corresponds to oil sales commitments in order to ensure the sale of the oil production in Perú and Ecuador.
LPG and Electric Power Sales: corresponds primarly to sale commitments in order to ensure the sale of LPG and electric power in Argentina.
Natural Gas Sales: corresponds primarily to sales commitments in order to ensure the sale of Natural Gas in Argentina and Perú.
U.S. GAAP RECONCILIATION
We had net loss under U.S. GAAP of P$23 million in 2007, as compared to a net income of P$972 million in 2006 and a net loss of P$77 million in 2005. Under Argentine GAAP, we reported net income of P$573 million in 2007, P$1,064 million in 2006 and P$729 million in 2005.
There are several differences between Argentine GAAP and U.S. GAAP that significantly affect our net income and shareholders’ equity. The most significant differences in their effect on 2007 net income are mainly related to the sale of non-current assets to related parties, the purchase price allocation and its impact on impairment, and the depreciation of property, plant and equipment. Neither the effects of inflation accounting nor the proportional consolidation of Distrilec or PVIE (only for the year ended December 31, 2007), jointly controlled companies, under Argentine GAAP have been reversed in the reconciliation to U.S. GAAP. The proportional consolidation of CIESA, another company under joint control, for 2007, 2006 and 2005 under Argentine GAAP was reversed in the reconciliation to U.S. GAAP, since under U.S. GAAP it was valued at zero, due to the fact that it had negative shareholders equity. See Notes 21 and 22 to our Financial Statements, which include the reconciliation from Argentina GAAP to U.S. GAAP, as well as an explanation of the main differences between such accounting standards.

RECONCILIATION TABLES
The following tables reconcile our results for the years ended December 31, 2007, 2006 and 2005 with proportional consolidation of CIESA and Distrilec (as required by Argentine GAAP), with our results as adjusted to reflect the elimination of proportional consolidation of these companies:

	For the Year Ended December 31, 2007
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales(2)	13,458	(567)	(894)	11,997
Cost of sales	(10,132)	280	679	(9,173)

Gross profit	3,326	(287)	(215)	2,824
Administrative and selling expenses	(1.444)	38	116	(1,290)
Exploration expenses	(172)	—	—	(172)
Other operating expenses, net	(177)	(2)	(77)	(256)

Operating income	1,533	(251)	(176)	1,106
Equity in earnings of affiiates	176	7	51	234
Financial income (expense) and holding gains (losses)	(495)	139	30	(326)
Other expenses, net	130	3	6	139

Income (loss) before income tax and minority interest in subsidiaries	1.344	(102)	(89)	1,153
Income tax provision	(494)	57	44	(393)
Minority interest in subsidiaries	(277)	45	45	(187)

Net income	573	—	—	573

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in our Gas and Energy segment.

(2)	Net of P$35 million in intercompany sales.

	For the Year Ended December 31, 2006
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales(2)	11,745	(592)	(695)	10,458
Cost of sales	(8,068)	268	594	(7,206)

Gross profit	3,677	(324)	(101)	3,252
Administrative and selling expenses	(1,277)	35	94	(1.148)
Exploration expenses	(117)	—	—	(117)
Other operating expenses net	(135)	1	38	(96)

Operating income	2,148	(288)	31	1,891
Equity in earnings of affiliates	219	71	(37)	253
Financial income (expense) and holding gains (losses)	(506)	132	11	(363)
Other income, net	93	—	9	102

Income (loss) before income tax and minority interest in subsidiaries	1,954	(85)	14	1,883
Income tax provision	(465)	(6)	(6)	(477)
Minority interest in subsidiaries	(425)	91	(8)	(342)

Net income	1,064	—	—	1,064

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in our Gas and Energy segment.

(2)	Net of P$40 million in intercompany sales.

	For the Year Ended December 31, 2005
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales(2)	10,655	(492)	(651)	9,512
Cost of sales	(6,851)	238	554	(6,059)

Gross profit	3,804	(254)	(97)	3,453
Administrative and selling expenses	(1.136)	29	73	(1.034)
Exploration expenses	(34)	—	—	(34)
Other operating expenses net	(329)	3	5	(321)

Operating income	2,305	(222)	(19)	2,064
Equity in earnings of affiliates	281	42	(8)	315
Financial income (expense) and holding gains (losses)	(899)	128	19	(752)
Other expenses, net	(459)	—	11	(448)

Income (loss) before income tax and minority interest in subsidiaries	1,228	(52)	3	1,179
Income tax provision	(211)	(6)	(1)	(218)
Minority interest in subsidiaries	(288)	58	(2)	(232)

Net income	729	—	—	729

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in our Gas and Energy segment.

(2)	Net of P$21 million in intercompany sales.
The following tables reconciliate our statements of cash flow for the fiscal years ended December 31, 2007, 2006 and 2005 with proportional consolidation as required by Argentine GAAP to these statements as adjusted to reflect the elimination of proportional consolidation of CIESA and Distrilec.

	For the Year Ended December 31, 2007
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,350	(239)	(67)	1,044
Net cash provided by operations	1,853	(304)	(224)	1,325
Net cash used in investing activities	(1,697)	117	130	(1,450)
Net cash used in financing activities	(364)	231	89	(44)
Effect of exchange rate change on cash	25	(1)	(1)	23

Cash and cash equivalent at the end of the year	1,167	(196)	(73)	898

	For the Year Ended December 31, 2006
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	790	(257)	(59)	474
Net cash provided by operations	2,877	(326)	(45)	2,506
Net cash used in investing activities	(2,022)	64	70	(1,888)
Net cash (used) provided by financing activities	(295)	280	(33)	(48)
Effect of exchange rate change on cash	—	—	—	—

Cash and cash equivalent at the end of the year.	1,350	(239)	(67)	1,044

	For the Year Ended December 31, 2005
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,067	(168)	(53)	846
Net cash provided by operations	1,998	(299)	(73)	1,626
Net cash used in investing activities	(1,682)	84	54	(1,544)
Net cash used in financing activities	(602)	126	13	(463)
Effect of exchange rate change on cash	9	—	—	9

Cash and cash equivalent at the end of the year	790	(257)	(59)	474

Item 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
In accordance with our by-laws, the Board of Directors, which formally meets at least once every three months, shall comprise a minimum of six and a maximum of nineteen members. Shareholders may appoint a number of alternate directors that may be equal to or lower than the number of regular directors in order to fill any vacancy, in the order of their appointment. Directors and alternate directors are appointed by shareholders at their annual shareholders’ meeting for a term of two fiscal years, with half of the directors up for election every year.
The Annual Shareholder’s Meeting held on March 28, 2008 appointed seventeen directors and two alternate directors.
The following table sets out the members and alternate members of our Board of Directors which were approved at the Annual Shareholder’s Meeting, while taking into account the resignation of Solange da Silva Guedes, which was accepted by the Board of Directors on May 8, 2008, and the appointment of Christovam Penteando Sanches to fill the remainder of her term, as approved at the Shareholder’s Meeting held on June 20, 2008.

		Year first joined
	Year of	Petrobras		Term
Name	Appointment	Energía	Position	Expires
José Fernando de Freitas	2008	—	Chairman	2009
Daniel Lima de Oliveira	2006	—	Vice Chairman	2008
André Garcez Ghirardi	2006	—	Director	2009
Carlos Tadeu da Costa Fraga	2006	—	Director	2008
Christovam Penteado Sanches	2008	—	Director	2008
Venina Velosa da Fonseca	2006	—	Director	2009
Sydney Granja Affonso	2006	—	Director	2008
Cedric Bridger	2004	—	Director	2009
Ignacio R. Arrieta	2007	—	Director	2008
Santiago Montezanti	2007	—	Director	2009
Decio Fabricio Oddone da Costa	2005	2005	Director	2008
Luis Miguel Sas	2003	1984	Director	2008
Gustavo Adolfo Amaral	2008	2004	Director	2009
Vilson Reichemback da Silva	2005	2004	Director	2009
Adalberto Santiago Barbalho	2007	2007	Director	2008
Claudio Fontes Nunes	2006	2006	Director	2009
Miguel Angel Bibbó	2008	1990	Director	2008
Héctor Daniel Casal	2003	1991	Alternate Director	2008
María José van Morlegan	2008	—	Alternate Director	2008
In compliance with Resolution No. 368 of the National Securities Commission (“CNV”), Ignacio R. Arrieta, Santiago Montezanti and María José van Morlegan qualify as independent directors, and the other directors are not independent in accordance with the CNV rules. Resolution No. 368 provides that a member of a corporate body shall not be considered independent if that member fits one or more of the following descriptions:
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
The following is a brief summary of the principal business and academic experience of each of our directors:
José Fernando de Freitas (51) has served as a member of and Chairman of the Board of Directors of Petrobras Energía Participaciones S.A. since 2008. He graduated in Mechanical Engineering in 1978 from the Catholic University of Petropolis. He joined Petrobras in 1979 and worked in the Production Department in offshore production facilities within the engineering area. Between 1994 and 1998 he served as General Manager of Petrobras Argentina S.A. Subsequently, he held the position of Executive Manager of Gas, Energy and Engineering within the International Business Area until August 2004, when he was appointed Chairman of Petrobras Bolivia S.A. Since January 2008 he has served as Petrobras’ Executive Manager for the Southern Cone and is responsible for Petrobras operations within the area.
Daniel Lima de Oliveira (56) has served as Vice Chairman of the Board of Directors of Petrobras Energía Participaciones S.A. and has served as a member of the Board since 2006. He graduated in 1975 in Mechanical Engineering from the Industrial Engineering School in S.J. dos Campos. In 1976 he joined Petrobras as a Supply Engineer in the Commercial Department. In 1982 he moved to Petrobras’ Financial Department where he worked in the Short-Term Credit Division and as Assistant to the General Manager. From 1984 to 1988 he served as Financial Manager of the Petrobras London Office. From 1988 to 1992 he worked as Manager at Braspetro, responsible for insurance and financing for the Company’s foreign operations. From 1992 to 1995 he served as head of the Medium and Long-Term Credit Division, responsible for raising funds for the Company’s investment program. From 1995 to 1999 he was assigned to Petrobras’s New York Office as Financial Manager, responsible for negotiating trading lines, supporting the Head Office in structured transactions, Investor Relations and liaising with U.S. and Canadian export agencies. From September 1999 to July 2005 he was designated Deputy Executive Manager of the Financial Department, responsible for coordinating financial activities among several subsidiaries. In this position he has served on the Board of Directors of the following subsidiaries: BRASOIL, CATLEIA, PIB BV, Petrobras Participaciones S.L., POG, PEMID, PEL and FRADE INVERSIONES. In March 2004 he was appointed a member of REFAP S.A.’s Board of Directors. From July 2005 to March 2006 he served as the Executive Manager of Petrobras Corporate Finance Department, and since April 2006 he has served as Executive Manager of Petrobras’ Corporate Finance Department. He is also a member of the Board of Directors of Petrobras Energía S.A.

André Garcez Ghirardi (57) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. since 2006. He graduated in Industrial Engineering from Universidade de Säo Pablo, Brazil, where he also pursued graduate studies in Operations Research. He has a Masters Degree from the Massachusetts Institute of Technology with a dissertation on Strategic Petroleum Reserves. He holds a Ph.D. in Energy and Resources from the University of California Berkeley, with a thesis on the Use of Alcohol Fuels in Brazil. He is a former staff member of the U.S. Department of Energy’s Lawrence Berkeley Laboratory, in Berkeley, California, where he conducted studies on energy demand in Latin America and West Africa. He is on leave from the School of Economics at Universidade Federal da Bahía, where he holds an Associate Professorship teaching Energy Economics and Econometrics at graduate and undergraduate levels. He has conducted studies on the reform of the electric power sector in Brazil, and has worked as consultant for COELBA, the electric power distribution company in the state of Bahía, Brazil. He served as Assistant to the Chief Financial Officer of Petrobras. He currently serves as advisor to Petrobras’ Chief Executive Officer and is a member of the Board of Directors of Petrobras Energía S.A.
Carlos Tadeu da Costa Fraga (50) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. since 2006, and is currently a member of the Compensation Committee of Petrobras Energía S.A. He graduated in Civil Engineering from UFRJ (Federal University of Rio de Janeiro) in 1980. He joined Petrobras in 1981 where he took a specialization course in Petroleum Engineering. He has participated in several technical and managerial training programs in Brazil and overseas, including a course in Petroleum Engineering at Alberta University, in Canada, a course in Business Management at Columbia University, in New York, a course in Technology Management at Insead, in France, and a course in Strategic Leadership at London Business School. He has held many executive managerial positions with Petrobras, as manager of major deepwater operations both in Brazil and in the Gulf of Mexico. Since 2003 he has been the head of Petrobras’ Research & Development Center, being responsible for all Research & Development and basic engineering projects, on upstream, downstream and renewable areas. He is also a member of the Board of Directors of Petrobras Energía S.A.
Christovam Penteado Sanches (50) graduated in Geological Engineering from Ouro Preto Federal University (UFOP), Minas Gerais, in 1981, where he subsequently graduated in Reservoir Geo-Engineering in 1983. He joined Petrobras in 1983 and initially worked at the Research Center (CENPES) and in sedimentary basins located in the northeastern region of Brazil. In addition, he worked as an exploration geologist and has carried out reservoir production activities in the Bahía Business Unit over the last 25 years. In the 1990s he served as Manager of Sedimentology and Stratigraphy. In 2004 he held the position of Reservoir Characterization Manager and then Production Engineering Manager in the Bahía Business Unit. He was appointed as a member of the Board of Directors of Petrobras Energía and Petrobras Energía Participaciones on June 20, 2008.
Venina Velosa da Fonseca (45) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. since 2006. She graduated in Geological Engineering from Ouro Preto Federal University in 1988. She took a specialization and an improvement course in Petroleum Geology (CIGEP-UFRJ) and obtained an MBA degree in Economics and Management of Natural Gas and Energy. She joined Petrobras in 1990 and has since held several positions, including Manager of Implementation of Integrated Management Systems and Downstream Manager. Since 2005, she has served as Executive Manager of Corporate Downstream for Petrobras and she is a member of the Board of Directors of Petrobras Energía S.A.
Sydney Granja Affonso (56) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. since 2006. He graduated in Mechanical Engineering from the Universidade Federal do Rio de Janeiro (UFRJ) in 1976. He joined Petrobras’ Equipment Engineering division in 1977, after taking a course in Industrial Equipment and Systems Engineering (CEMANT — Petrobras — UFRJ). He has served in several areas of Petrobras, including: refineries (engineering projects), Information Resource Planning, Petrobras System Planning Division and Strategic Analysis and Gas and Energy. From July 2003 to June 2006 he served as Planning General Manager of the Gas and Energy Business Unit. From June 2006 to October 2007 he served as Executive Manager for Natural Gas Logistics and Partnerships. Since November 2007, he has served as Executive Manager for Power operation and Partnerships, all in the Gas and Energy Business Unit in Petrobras. He is also a member of the Board of Directors of Petrobras Energía S.A.
Cedric Bridger (72) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. since 2004, and is currently a member of the Audit Committee. He graduated in Public Accounting in London from the Association of Certified and Corporate Accountants, where he initiated his professional activities. He joined FADIP S.A. (later Hughes Tool Co. S.A.) in Buenos Aires in 1964, where he was a Financial Manager. Subsequently, he became General Manager of the company in Brazil and was ultimately appointed its Vice President of Operations for Latin America. From 1992 to 1998, he was Vice Chairman of the Finance Department at YPF S.A. In April 1998, he retired from YPF S.A. and took a position as a Director of Banco Hipotecario and since 2003 he has been a member of the Board of Directors of IRSA and since 2004 of Petrobras Energía S.A. He is also the Chairman of Patagonia Natural Products S.A.

Ignacio R. Arrieta (32) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. since 2007, and is currently a member of the Audit Committee. He graduated cum laude from Universidad de Buenos Aires Law School, Argentina, and holds a Master of Law degree from the University of Chicago. From 1996 to 2000 he taught as an assistant professor of Constitutional and Procedural Law at Universidad de Buenos Aires. From 2000 to 2002 he worked as an associate attorney with the law firm of Hope, Duggan & Silva. In 2003 and 2004 he worked as an attorney with Covington & Burling, Washington D.C. In December 2004 he joined the law firm of Fortunati & Asociados, where he is currently a partner. In addition, he is a member of the Boards of Directors of Sipar Gerdau Inversiones S.A. and SIDERCO S.A.
Santiago L. Montezanti (32) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. since 2007, and is currently a member of the Audit Committee. He graduated cum laude from Universidad de Buenos Aires Law School, Argentina and performed graduate studies in Tax Law at Universidad Católica Argentina in 2000. He also completed a specialized program in Tax Law at Universidad Austral during the 2004-2005 period. He has published articles in several magazines and publications. He served as senior attorney at Nicholson & Cano Abogados from 1999 to 2005. In 2005, he joined the law firm of Fortunati & Asociados, where he is currently a partner. Since 2007, he has served as a member of the Supervisory Committee of Sipar Gerdau Inversiones S.A.
Decio Fabricio Oddone da Costa (47) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. since 2005, and as Chief Executive Officer of Petrobras Energía S.A. since 2008. He also serves on the Compensation Committee. He graduated in Electrical Engineering from Universidad Federal de Río Grande do Sul, Brazil. He completed post-graduate courses in oil engineering promoted by Petrobras and attended the Advanced Management Program at Harvard University Business School and the Advanced Management Program at the Insead, France. He received an Honoris Causa Master Degree in Management and Administration from Alta Escuela de Dirección y Administración de Empresas in Madrid, Spain, and an Honoris Causa Doctoral Degree in Education from Aquino University, Bolivia. He has held several managerial positions within Petrobras in Brazil, Argentina, Angola, Libya and Bolivia where he held the position of Chairman of Petrobras Bolivia S.A. and other companies of the group. He was also responsible for Petrobras’ operations in the Southern Cone. Since 2008, he has also served as a member of the Boards of Directors of Innova and Petrolera Entre Lomas S.A.
Luis Miguel Sas (45) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. since 2003, and as Chief Financial Officer of Petrobras Energía S.A. since May 2004. He graduated in Public Accounting from the Universidad de Buenos Aires and holds an MBA from the Instituto de Altos Estudios Empresariales — Universidad Austral. He joined Petrobras Energía S.A. in 1984. In 1990 he was appointed head of the Financial Operations Division in Telecom. He worked as head of Petrobras Energía S.A.’s money desk and in 1997 was appointed Corporate Finance Manager, in charge of capital market financing and project financing. In January 2000, he was appointed Chief Financial Officer of Edesur S.A. He served as Finance Manager at Petrobras Energía S.A. between May 2001 and May 2004. In addition, he currently serves as Chairman of Petrobras Hispano Argentina S.A., Petrobras de Valores Internacional de España S.L. and Petrobras Energía Internacional S.A. and as member of the Board of Directors of Petrolera Entre Lomas S.A., World Fund Financial Services and Petrobras Holding Austria AG.
Gustavo Adolfo Amaral (51) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. since 2008, and as Executive Director of Petrobras Energía’s Oil and Gas Exploration and Production business segment since 2008. He graduated in Construction Engineering from Instituto Militar de Ingeniería at Río de Janeiro, Brazil. He conducted post-graduate studies in Petroleum Engineering and attended the Advanced Management Program at Wharton Business School, USA. In 1981, he joined Petrobras as coordinator of international projects in Latin America, Europe, Africa and the Middle East. He has held several managerial positions in Petrobras, both in Brazil and overseas. In his capacity as Director of Oil and Gas Exploration and Production, he is in charge of the activities developed by Petrobras Energía in Argentina, Ecuador, Venezuela and Peru. In addition, he is a member of the Board of Directors of Petrobras Energía S.A., Petrobras Energía Perú S.A., Petrobras Energía Colombia Ltd. and Petrolera Entre Lomas S.A.

Vilson Reichemback da Silva (56) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. since 2005, and as Executive Director of Petrobras Energía’s Commercial Downstream business segment since 2004. He graduated in Public Accounting and has a degree in Law from Universidade Federal do Ceará and is registered with the “Orden de los Abogados” in Brazil. He joined Petrobras in 1976 where he performed most of his professional career holding several positions in more than 18 states within Brazil and managing approximately 60% of BR Distribuidora S.A.’s gas station network. He served as Regional Manager of BR in Fortaleza (CE) and his last position in Brazil was as Regional Manager of the state of Bahía. Since 2005, he has also served as Chairman of Eg3 Red S.A. and Eg3 Asfaltos S.A. He is also a member of the Board of Directors of Petrobras Energía S.A.
Adalberto Santiago Barbalho (56) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. and as Executive Director of Petrobras Energía’s Refining and Distribution, and Petrochemicals business segments since 2007. He graduated in Chemical Engineering from the Universidad Federal de Río de Janeiro and has a degree in Civil Engineering from the Pontificia Universidad Católica of Campinas, Brazil. He also has a Master’s degree in Quality from the State University of Campinas. In 1975 he joined Petrobras and until 1990 he served in the Energy Area as Analysis and Evaluation Coordinator and as General Manager of Operations and Maintenance at the Paulinia Refinery — REPLAN where he spent much of his professional career and served in several managerial positions. He is currently a member of the Board of Directors of Refinor S.A., Innova S.A. and Petrobras Energía S.A. where he serves as Executive Director of the Refining and Petrochemicals Business Unit.
Claudio Fontes Nunes (53) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. since 2006, and as Executive Director of Petrobras Energía’s Gas and Energy business segment since 2008. He graduated in Civil Engineering specialized in Hydraulic Works from Universidade Federal do Rio de Janeiro. He specialized in Petroleum Engineering at Petrobras and he is a graduate of the Advanced Management Program from Harvard University. He joined Petrobras in 1980 and was in charge of Well Evaluation Operations, Projects Analysis, Contracts, Production Engineering, Engineering and Health, Safety and Environment. He is currently a member of the Board of Directors of Petrobras Energía S.A., Compañía de Inversiones de Energía S.A., Transportadora de Gas del Sur S.A., Distrilec Inversora S.A., Edesur S.A. and Compañía Mega S.A.
Miguel Angel Bibbó (52) has served as a member of the Board of Directors of Petrobras Energía Participaciones S.A. and as Executive Director of Petrobras Energía’s Services division since 2008. He graduated in Chemical Engineering in 1978 from Universidad Nacional del Sur (Bahía Blanca, Argentina) and in 1987 he received a Ph.D. in Chemical Engineering from the Massachussets Technological Institute, Cambridge, USA. He taught as professor of the Universidad Nacional del Sur and Director of the Chemical Engineering Pilot Plant of Conicet Research Institute from 1987 to 1990. In 1990 he joined Petrobras Energía S.A. as Technical Assistance Manager of Petroquímica Cuyo S.A. He has participated in various executive training programs, such as: Executive Training Program (IDEA, 1994), Management Training Program (IAE, 1995), the Executive Program at the University of Michigan (1995) and the Executive Negotiation Workshop Bargaining for Advantage at the Wharton School of the University of Pennsylvania (1998). From 1996 to 2000 he served as General Manager of PASA Petroquímica Argentina S.A. Subsequently, he served as Country Manager for Petrobras Energía Venezuela S.A. until 2004. From November 2004 to March 2008 he served as Executive Manager of Petrochemicals and Fertilizers of Petrobras Energía and from December 2004 to February 2008 he served as Chairman of Innova S.A. From April 2006 to January 2008 he served as Director of Petroquímica Cuyo S.A. In addition, from 2005 to 2007 he represented Petrobras Energía S.A. as Director of APLA (Argentine Petrochemical Association) and IPA (Argentine Petrochemical Institute) and from 2005 to 2008 of CIQyP (Argentine Chamber of the Chemical and Petrochemical Industry).
Héctor Daniel Casal (52) has served as an alternate member of the Board of Directors of Petrobras Energía Participaciones S.A. and as Petrobras Energía’s Executive Director of Legal Affairs since 2003. He graduated in Law from the Catholic University of Argentina in 1980. He joined Petrobras Energía in 1991. He also serves as Vice Chairman of Petrobras Energía Internacional S.A., as a member of the Board of Directors of Distrilec Inversora S.A., Petrobras Financial Services Austria GMBH and Petrobras Holding Austria AG and as alternate Director of Edesur S.A., Transportadora de Gas del Sur S.A., Petrolera Entre Lomas and Petrobras Energía S.A.

María José van Morlegan (33) has served as an alternate member of the Board of Directors of Petrobras Energía Participaciones S.A. since 2008, and is currently an alternate member of the Audit Committee. She graduated in Law from Universidad Católica Argentina. From 1995 to 1998 she worked as a junior attorney for Ford Motors, and from 1998 to 1999 she was an attorney with the law firm Marval, O’Farrell & Mairal. From 1999 to 2007 she worked as an associate at the law firm Cabanellas, Etchebarne, Kelly & Dell’Oro Maini. She currently works as an associate with the law firm Fortunati & Asociados.
Administration and Organization
Our operations are conducted through Petrobras Energía. Petrobras Energía’s operations are divided into four business segments that are in turn supported by corporate functions. The four business segments are: Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals and Gas and Energy.
Petrobras Energía is managed by a committee made up of seven members: the Chief Executive Officer, the Chief Financial Officer, the Director of each business segment and the Director of Services. Operations are managed through standardized processes that facilitate and secure coordination between the different units and groups. Delegation of authority is encouraged for the purpose of promoting efficiency. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes. Our internal control system is supported by coordination among the areas responsible for managing businesses and administering them on a centralized basis, always within the framework of the policies established by the executive committee. Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, production of periodical management control reports, performance appraisals and fluid communication.
Our Executive Officers
Because we are a holding company, we do not have any executive officers. Our operations are conducted by Petrobras Energía’s team of highly qualified executive officers. The following table sets forth the names and positions of Petrobras Energía’s executive officers.

Name	Position
Decio Fabricio Oddone da Costa	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Gustavo Adolfo Amaral	Director of Oil and Gas Exploration and Production Business Segment
Adalberto Santiago Barbalho	Director of Refining and Petrochemicals Business Segments
Claudio Fontes Nunes	Director of Gas and Energy Business Segment
Vilson Reichemback Da Silva	Director of the Commercial Downstream Business Segment
Miguel Angel Bibbó	Director of Services
Héctor Daniel Casal	Director of Legal Affairs
Juan Kranner	Executive Manager of Human Resources
Alfredo Sergio Guia y Díaz	Executive Manager of Planning and Management Control
Pablo María Puiggari	Executive Manager of Communications
Juan Martín D’Agostino	Executive Manager of Quality, Environmental and Safety Occupational Health
The following is a brief summary of the principal business and academic experience of Petrobras Energía’s executive officers who are not directors of the Company (for the summary regarding executive officers who are directors, see above).
Juan Kranner (54) has served as the Executive Manager of Human Resources since 2008. He obtained a degree in Human Resource Management and has completed postgraduate courses at the Executive Management Training Program at IAE Business School — Austral University. He joined the Company in 2001 as Human Resources Manager at Petrobras Argentina, at the time the latter took over the assets and operations of Eg3 S.A.

Alfredo Sergio Guia y Diaz (51) has served as Executive Manager of Planning and Management Control since 2008. He graduated in Economic Sciences with a specialization in Business Administration from Universidad Nacional de La Plata. He joined Petrobras in 1997. He was responsible for the Planning and Management Control Department of the Refining and Petrochemicals business segment and for the Management Control Department of Oil and Gas Exploration and Production and Gas and Energy. He has served as a member of the Board of Directors of Petrobras Energía’s controlled and related companies. He also has served as Performance Appraisal Manager for the Southern Cone Region within Petrobras’ International Area. Most recently, he has served as a member of the Boards of Directors of Petrolera Entre Lomas S.A. and Compañía Mega S.A.
Pablo María Puiggari (43) has served as Executive Manager of Communications since 2005. He graduated in Law from Universidad de Buenos Aires. He completed postgraduate courses in Mass Communications at Boston University’s College of Communications, where he received an Honorary Masters Degree. He has occupied several managerial positions in Petrobras Energía since joining the company in 2001, such as Institutional Relations Manager and Publicity Sponsorships Manager. From 1995 to 2000 he served as Institutional Relations and Communications Manager and Executive Manager for the Grupo Federal de Comunicaciones (including Telefé, Radio Continental, Telefé Internacional), ATA (Asociación de Teleradiodifusoras Argentinas) and Metro RED Telecomunicaciones S.R.L.
Juan Martín D’Agostino (40) has served as Executive Manager of Quality, Environmental and Safety Occupational Health since 2008. He graduated in Chemical Engineering from Universidad de Buenos Aires and obtained an MBA from the Graduate School of the Engineering Faculty at the Universidad de Buenos Aires. He joined Petrobras in 1992. In 2007, he served as Commercial Manager and Quality, Environmental and Safety Occupational Health Manager in the Commercial Downstream Business Unit.
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
In Petrobras Energía, the compensation policy for executive officers includes annual cash compensation and a benefits program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and annual variable cash bonus dependent upon Petrobras Energía’s results of operations and the achievement of individual goals and objectives. Benefits granted to executive officers are similar to those granted to employees generally, such as life insurance, health care plan, meal allowance and defined benefits pension plan, which is described in the Financial Statements.
No contracts for services were entered into between the directors and our company or any of our subsidiaries that provide for benefits after termination of their office, other than as provided by law.
In 2007, we paid an aggregate of approximately P$7 million to our directors and to the executive officers of Petrobras Energía. The members of our board and our executives do not receive compensation in the form of stock or equity. For information related to amounts set aside for pension and retirement benefits, see Note 15 to our financial statements.

BOARD PRACTICES
Audit Committee
Pursuant to the Regime concerning Transparency in Public Offerings approved by Decree No. 677/01, Argentine public companies must have an Audit Committee composed of three or more members of the Board of Directors. Pursuant to the foregoing regime and the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”) we have created an Audit Committee. On May 21, 2003, our Board approved the implementation process required under General Resolution No. 400/02 of the CNV, which sets forth the rules concerning the implementation and operation of the Audit Committee that must be provided for either in our internal regulations or in our by-laws.
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
The Audit Committee is composed of three regular directors and an equal or lower number of alternate members that will be appointed by the Board of Directors from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of the Audit Committee. All members of the Audit Committee must be independent in accordance with applicable SEC standards and a majority must be independent in accordance with the standards of the CNV. See “—Directors and Senior Management — Board of Directors”. The Audit Committee may adopt its own internal regulations. At the Board of Directors meeting held on March 28, 2008, Cedric Bridger, Ignacio R. Arrieta and Santiago Montezanti were appointed as regular members of the Audit Committee and María José van Morlegan was appointed as an alternate member.
Once per year our Audit Committee prepares a working plan with respect to the Audit Committee’s goals and work schedule for the fiscal year to be reported to the Board of Directors. The remaining directors, members of the Statutory Syndic Committee, managers and external auditors may, at the Audit Committee’s request, attend the Committee’s meetings, assist the Committee and provide it with any information available to them. For a better performance of its duties, the Committee may retain, on the Company’s account, advisory services of counsel and other independent professionals. The Committee shall have access to the information and documentation deemed necessary for the fulfillment of its functions.
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
Compensation Committee
In order to better supervise salary and compensation matters, the Board of Directors of Petrobras Energía created a Compensation Committee at its October 6, 2006 meeting. The main purpose of this committee is to assure the compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the Company with greater flexibility to make more effective decisions. The Committee meets monthly to approve matters relating to compensation policy, including compensation subject to our and the employee’s performance. The Committee, composed of Petrobras Energía Directors Décio Fabricio Oddone da Costa, Roberto Luis Monti and Carlos Tadeu da Costa Fraga, must report to the Board of Directors at least semiannually.
Roberto Luis Monti (69) serves on the Compensation Committee of Petrobras Energía S.A. in his capacity as a Board Member of Petrobras Energía S.A. He graduated in Electromechanical Engineering, specializing in Electronics. He received a Master of Electronic Engineering from the Universidad de Buenos Aires and an MBA from the American Management Association, New York. During thirty-two years, he worked for Schlumberger, where he was Vice Chairman of Wireline operations, Chairman of Anadrill, Chairman of Wireline & Testing for Europe, Africa, Middle and Far East and Latin America, and Chairman of Dowell at a worldwide level during the period 1981-1995. From 1995 to 1997, he served as Chairman and CEO of Maxus Energy Corporation. From 1997 to 1999, he served as Chairman and CEO of YPF S.A. In 2000, he served as Vice Chairman of Exploration and Production and Vice Chairman of the Board of Directors in YPF S.A. In addition, he currently serves as Chairman of Trefoil Limited, and as member of the Board of Directors of Tenaris S.A. and Wood Group PLC.

Statutory Syndic Committee
We have a Statutory Syndic Committee that is comprised of three members and three alternate members. The members of Petrobras Energía’s Statutory Syndic Committee are the same as those that serve on our Statutory Syndic Committee.
The table below sets out the name, year of appointment and position of each person on the Statutory Syndic Committee, approved by Ordinary Shareholders’ Meeting held on March 28, 2008:

	First year of
Name	appointment	Position
Juan Carlos Cincotta	2004	Member
Justo Federico Norman	2003	Member
Rogelio Norberto Maciel	2003	Member
Olga M. Morrone de Quintana	2004	Alternate
Mariana P. Ardizzone	2004	Alternate
María Laura Maciel	2004	Alternate
The members and alternate members of the Statutory Syndic Committee are elected by the shareholders at the annual shareholders’ meeting to serve for a renewable term of one year. The primary responsibilities of the Statutory Syndic Committee are to monitor the Board of Directors’ and management’s compliance with the Business Companies Law, our by-laws and shareholders’ resolutions. The Statutory Syndic Committee also performs other functions, including: (1) attending meetings of the Board of Directors and shareholders, (2) calling special shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with the Business Companies Law, No. 19550, (3) presenting a report on the reports of the Board of Directors and the annual financial statements at regular shareholders’ meetings, and (4) investigating written complaints of shareholders representing not less than 2% of the capital stock. The Statutory Syndic Committee may not engage in any management control and, accordingly, may not evaluate business judgment and decisions on issues of administration, financing, sales and production, as these issues fall within the exclusive responsibility of the Board of Directors.
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
The following is a brief summary of the principal business and academic experience of the members of the Statutory Syndic Committee listed in the table above:
Juan Carlos Cincotta (63) graduated in Public Accounting from Universidad de Buenos Aires. He is currently a Head of Cincotta Asesores, Auditores y Consultores, and formerly a partner at Ernst & Young. He specializes in external audits of major public and private entities, and consulting in accounting, social and corporate governance issues. He is a member of the Special Commission on Accounting and Auditing Regulations (CENCyA) of the Federación Argentina de Consejos Profesionales de Ciencias Económicas and Member of the Developing Nations Committee of the International Federation of Accountants (IFAC). He is Vice President of the Public Accounting Professional Practice Commission of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires. He is a frequent lecturer on topics within his special field of work in specialized entities in Argentina and overseas. He published several works on accounting, corporate and audit matters in different technical magazines. He is currently a member of the Statutory Syndic Committee of Petrobras Energía.
Justo F. Norman (63) earned his law degree from the Universidad Cátolica Argentina, and is a partner with the law firm of Maciel, Norman & Asociados in Buenos Aires. He has extensive experience in the general practice of law and in the fields of energy, natural resources, oil and gas regulations and environmental issues, and is renowned in the litigation and international arbitration fields. He is a member of the Association of International Petroleum Negotiators where he has served serves as Regional Secretary (2001-2004), the International Bar Association, and Rocky Mountain Mineral Law Foundation. He has represented and currently represents companies such as Anadarko Petroleum Corporation, ANR Pipeline Company (Coastal), Apache Corporation, BHP Petroleum (Americas) Inc., British Gas, Devon Energy Corporation, Parker Drilling, and Petroliam Nasional Berhad (Petronas). He is a Regular Director of Noranda Exploración Argentina S.A., Petronas Argentina S.A. and Apache Petrolera Argentina S.A., among others. He is also a member of the Statutory Syndic Committee of Petrobras Energía.

Rogelio N. Maciel (72) earned his law degree from the Universidad de Córdoba, and is a founding partner of Maciel, Norman & Asociados Law Office. He is a renowned lawyer in the litigation and international arbitration fields. He was one of the members of the Argentine Aeronautical Code Drafting Committee and was a member of the Argentine delegation to the International Civil Aviation Association. He is a member of the Buenos Aires Oil Club, the Association of International Petroleum Negotiators, and the Rocky Mountain Mineral Law Foundation. He is Vice Chairman of Noranda Exploración Argentina S.A. and Petronas Argentina S.A., a Regular Director of BHP Petroleum (Argentina) S.A. and an Alternate Director of Petrolera Rio Alto S.A., among others. He is also a member of the Statutory Syndic Committee of Petrobras Energía.
Olga M. Morrone de Quintana (72) is a partner of Morrone de Quintana, Seoane & Quintana. She graduated in Public Accounting from Universidad de Buenos Aires in 1965. She is currently a member of the Statutory Syndic Committee of Petrolera Entre Lomas S.A., Petrobras Energía Internacional S.A., World Energy Business S.A., Propyme SGR, and an alternate member of the Statutory Syndic Committee of Petrobras Energía.
Mariana P. Ardizzone (36) earned her law degree from the Universidad de Buenos Aires. She holds a Master of Laws from the University of Michigan and is currently enrolled in a post-graduate degree course in Business Administration and Electric Energy and Natural Gas Markets at the Instituto Tecnológico de Buenos Aires . Since July 2001, she has been a lawyer with the law firm of Maciel, Norman & Asociados. She is currently an alternate member of the Statutory Syndic Committee of Petrobras Energía.
Maria Laura Maciel (45) earned her law degree from the Universidad Católica Argentina. She has completed postgraduate courses in Private International Law and in Aviation Law at American University in Washington D.C. (1986), and additional postgraduate courses with the International Association of Air Transportation, Montreal, Canada (2004). She is currently an associate attorney with the law firm of Maciel, Norman & Asociados, and is currently an alternate member of the Statutory Syndic Committee of Petrobras Energía.
Total compensation for the members of the Statutory Syndic Committee was P$0.07 million in 2007.
EMPLOYEES
The following table sets forth the number of our employees by business segment for the fiscal years ended December 31, 2007, 2006 and 2005.

	As of December 31,
	2007	2006	2005
Oil and Gas Exploration and Production	813	959	1,053
Refining and Distribution	1,984	1,967	1,827
Petrochemical	1,272	1,278	1,255
Gas and Energy	118	111	104
Corporate	809	813	797

Total	4,996	5,128	5,036

As of December 31, 2007, approximately 41% of our workforce were members of labor unions and entered into collective bargaining agreements with our Company and our subsidiaries. We have historically maintained good relations with our employees and labor unions. During 2007, we and other oil production companies in Argentina were engaged in collective bargaining with various unions representing workers engaged in production activities. Certain unions of private, senior and chemical oil workers were not subject to the general national framework governing conflict situations, which resulted in direct actions, such as strikes, that negatively affected the operations of many Argentine production companies, including us. We actively participated in the bargaining and negotiation processes that led to the signing of new collective bargaining arrangements, which allowed us to resume normal operations.

We maintain an employee defined contribution plan and two defined benefit pension plans. See Note 15 to our financial statements.
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
The table below sets forth certain information as of May 31, 2008 with respect to the ownership of our capital stock by each person who is known to us to be the owner of more than 5% of our shares.

	Class B Shares
		% of the Total
Shareholder	Number of Shares	Outstanding Shares
Petrobras Participaciones S.L.	1,249,716,746	58.6%
On May 31, 2008, there were approximately 44.26 million ADSs outstanding. Our ADSs represented approximately 20.8% of the total number of issued and outstanding Class B shares as of May 31, 2008.
RELATED PARTY TRANSACTIONS
Related party transactions are carried out in the ordinary course of our operations at market conditions. We believe that the terms of these transactions are comparable to those offered by or that could be obtained from non-related third parties.
On January 21, 2005, the special shareholders meetings of Petrobras Energía, Eg3, PAR, and PSF approved the merger of Eg3, PAR and PSF into Petrobras Energía. Prior to the merger, Petrobras, through its subsidiary PPSL, held a 99.6% interest in Eg3 and a 100% interest in each of PAR and PSF. Pursuant to the merger, PPSL received 229,728,550 newly issued Class B shares of Petrobras Energía, representing 22.8% of Petrobras Energía’s capital stock. As a result of the merger, our ownership interest in Petrobras Energía decreased from 98.21% to 75.8%.
Petrobras Energía has entered into several financing arrangements with subsidiaries of Petrobras.
In February 2008, we, through our subsidiary World Fund Financial Services, loaned to Petrobras Internacional Braspetro BV, a subsidiary of Petrobras, a US$300 million loan, maturing in July 2008, accruing interest at LIBOR for a period of 30 days plus 0.15%. The loan can be redeemed in advance at Petrobras Energía’s option.

In 2007, we issued US$300 million Series S Notes under the US$2.5 billion Notes Program. Payments under the Series S Notes are supported by a standby purchase agreement provided by Petrobras.
In September 2004, Petrobras Internacional Braspetro BV granted Petrobras Energía a US$50 million loan, with an interest rate of 7.5% per annum. The loan was prepaid in advance in January 2008. In 2005, Petrobras Energía entered into a US$200 million loan facility with Petrobras Internacional Braspetro BV. This loan has a term of ten years and bears interest at an annual interest rate of 7.22%, plus taxes. The proceeds of this loan were used to prepay in part the Series K and M Notes. This loan can be prepaid at any time without penalties.
In 2007, Petrobras Energía acquired from Petrobras Transporte S.A. (Transpetro) a double-hulled vessel for a purchase price of US$25 million. The purpose of the acquisition was to reduce the Company’s logistics costs, meet current and future logistical needs, enhance Quality, Safety, Environmental and Health standards in connection with vessel-related operations and reduce the Company’s vulnerability to limited market supply for transportation needs, in addition to the advantages represented by the technical management of vessels provided by Transpetro.
In addition, during the course of business, Petrobras Energía imports and exports crude oil and related oil products with Petrobras subidiaries, mainly with Petrobras International Finance Co.
Copesul, an affiliate of Petrobras, supplies Innova with the benzene and ethylene necessary for ethylbenzene production.
In November 2007, Petrobras Energía sold 73.15% of its rights and obligations in the Bajada del Palo area to Petrolera Entre Lomas S.A.
In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is the ownership of 99.79% of the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional Braspetro B.V. for a sale price of US$423.3 million plus a contingent compensation to be defined between the parties in the event of a commercial discovery in the Kinteroni prospect in Lote 57. As a result of this transaction, Petrobras Energía recognized a gain of P$1,014 million as of December 31, 2007. In accordance with the terms and conditions of the relevant stock purchase agreement, the parties agreed to share control over defining and establishing the operating and financial policies of PVIE.
The outstanding balances from transactions with related companies, (including companies under joint control) as of December 31, 2007 and 2006 are as follows (in millions of pesos):

	2007
	Current					Non-current
	Trade	Other	Accounts	Other		Other
Company	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	Loans

Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	133	—
Transportadora de Gas del Sur S.A.	4	4	5	—	—	—	—	—
Refinería del Norte S.A.	9	5	10	—	—	—	—	—
Petrobras International Finance Co.	85	—	28	—	—	—	—	—
Petróleo Brasileiro S.A. — Petrobras	3	2	59	11	—	3	—	—
Petrolera Entre Lomas S.A.	—	—	71	—	—	—	—	—
Propyme SGR	—	—	—	—	—	—	6	—
Petrobras Internacional — Braspetro B.V.	—	1,492	—	—	178	—	—	630
Compañía Mega S.A.	—	12	—	—	—	—	—	—
Petrobras Transporte S.A. — Transpetro	—	—	79	—	—	—	—	—
Petrobras de Valores	—	96	—	—	128	—	—	—
Internacional de España S.L
Other	5	10	3	4	—	2	4	—

Total	106	1,621	255	15	306	5	143	630

	2006
	Current					Non-current
	Trade	Other	Accounts	Other		Other
Company	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	Loans

Petroquímica Cuyo S.A.	11	2	—	—	6	—	—	—
Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	138	—
Petrobras Bolivia Refinación S.A.	6	—	—	—	—	—	—	—
Transportadora de Gas del Sur S.A.	10	12	9	—	—	—	—	—
Refinería del Norte S.A.	3	8	16	—	—	—	—	—
Petrobras International Finance Co.	57	—	—	—	—	—	—	—
Petróleo Brasileiro S.A. — Petrobras	4	5	33	11	—	3	—	—
Petrolera Entre Lomas S.A.	—	—	71	—	—	—	—	—
Propyme SGR	—	—	—	—	—	—	6	—
Petrobras Internacional — Braspetro B.V.	—	76	2	—	20	—	—	768
Other	1	14	5	16	—	2	3	—

Total	92	117	136	27	26	5	147	768

The main transactions with related companies (including companies under joint control) for the fiscal years ended December 31, 2007, 2006 and 2005 are as follows (in million of pesos):

	2007		2006		2005
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Oleoductos del Valle S.A.	21	—	23	—	15	—
Transportadora de Gas del Sur S.A.	108	35	40	34	30	—
Refinería del Norte S.A.	108	37	142	102	122	82
Petrobras International Finance Co.	426	1,942	101	1,428	118	977
Petroquímica Cuyo S.A.	—	—	—	33	—	—
Petrolera Entre Lomas S.A.	454	1	440	1	344	1
Petróleo Brasileiro S.A.	95	17	102	14	—	10
Petrobras Bolivia Refinación S.A.	—	10	—	33	3	34
Copesul	1,247	—	1,032	—	918	—
Petrobras Paraguay Refinación Ltd.	—	95	—	42	—	—
Petrobras Transporte S.A. — Transpetro	79	—	—	—	—	—

Total	2,538	2,137	1,880	1,687	1,550	1,104

We have not entered into any other material related party transactions.
Item 8. FINANCIAL INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS
See “Item 18. Financial Statements”.
LEGAL PROCEEDINGS
We are involved in various litigation and regulatory proceedings arising in the ordinary course of our business. We are also currently involved in certain disputes with the Ecuadorian government regarding our operations in that country. See “Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Operations in Ecuador”. Other than these proceedings, we do not believe that any of these proceedings is material to our operations or financial condition.

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
In compliance with the resolutions adopted at the General Shareholders’ Meeting held on March 30, 2007, in 2007 we paid interim cash dividends in the amount of P$141 million, or P$0.0661 per share (P$0.661 per ADS). The Regular Shareholders’ Meeting held on March 28, 2008 confirmed such dividend. In addition, it was announced that if upon approval of the Company’s quarterly Financial Statements for 2008, interim-period net and realized profits are reflected for an amount equivalent to the sum we are entitled to receive in connection with the cash dividend of P$315 million approved on the same date by Petrobras Energía S.A.’s General Shareholders’ Meeting, our Board of Directors will authorize payment of a single interim dividend in cash, for up to the aggregate amount mentioned above. We did not pay any dividends during 2005 or 2006.
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

The following table sets forth, for the periods indicated, the high and low closing sales price of the ADSs on the New York Stock Exchange and the Class B shares on the Buenos Aires Stock Market:

	ADS(1)		Class B share(2)
	High	Low	High	Low
Full Year
2002	12.60	3.60	2.83	1.42
2003	11.25	6.52	3.34	1.99
2004	14.14	8.80	4.13	2.65
2005	16.28	10.95	4.64	3.20
2006	13.33	9.85	4.08	3.02
2007	14.75	8.27	4.09	2.61

Quarterly
2005
First Quarter	14.47	10.98	4.16	3.25
Second Quarter	12.59	10.95	3.63	2.20
Third Quarter	16.17	11.43	4.64	3.22
Fourth Quarter	16.28	11.45	4.61	3.51
2006
First Quarter	13.33	11.10	4.08	3.40
Second Quarter	12.70	9.85	3.83	3.02
Third Quarter	11.50	9.97	3.52	3.09
Fourth Quarter	12.19	10.05	3.53	3.11
2007
First Quarter	12.12	9.90	3.70	3.02
Second Quarter	11.63	10.27	3.52	3.14
Third Quarter	12.14	8.27	3.69	2.61
Fourth Quarter	14.75	9.83	4.09	3.13

Monthly

November 2007	11.87	10.60	3.67	3.32
December 2007	14.75	11.40	4.09	3.54
January 2008	16.00	11.43	5.13	3.58
February 2008	12.38	11.37	3.92	3.66
March 2008	11.64	10.31	3.74	3.37
April 2008	13.25	11.65	4.26	3.69
May 2008	14.54	12.55	4.73	4.07

(1)	Amounts expressed in U.S. dollars.

(2)	Amounts expressed in Argentine pesos.
MARKETS
Buenos Aires Stock Market
The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange floor is conducted by continuous open outcry and a computer-based trading system called SINAC from 10:00 a.m. to 6:00 p.m. each business day. The Buenos Aires Stock Exchange also operates an electronic trading market system from 11:00 a.m. to 5:00 p.m. each business day.

To control price volatility, the Buenos Aires Stock Market operates a system by which the trading of a security is suspended for 15 minutes whenever the price of such security changes 15% from its last closing price. Once the 15 minutes have elapsed, trading is resumed. From that point on during a trading day, trading will be suspended for 10 minutes whenever the trading price changes 5% from the last suspended price.
Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which are responsible for a growing percentage of trading activity, consist mainly of institutional pension funds created under the amendments to the social security laws, enacted in late 1993.
Certain information regarding the Argentine equities market is set forth in the table below:

	2007	2006	2005	2004	2003	2002	2001
Market capitalization (billions of pesos)	1,773	1,229	771	690	543.3	348.1	192.5
As percent of GDP(1)	227%	183%	145%	152%	144%	111%	71%

Volume (in millions of pesos)	23,001	16,089	19,938	14,113	8,844	4,117	7,519
Average daily trading volume (in millions of pesos)	93.12	64.89	79.12	56	35.52	17.5	30.9
Number of listed companies(1)	93	86	87	85	110	117	119

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange.
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
Objects and Purposes
The by-laws state that the purpose of our company is to do business as an investment company, either on our own account, or on account of or in association with third parties, investing money in its own securities transactions and/or making capital contributions to firms or business and industrial companies either existing at present or to be organized in the future, in order to agree on any present or future business, acquire and sell shares, bonds and debentures, act as guarantor, provide sureties, guarantees and bonds in favor of third parties, and make financial transactions granting loans and payment facilities whether or not secured by a real estate security interest, expressly excluding those activities prohibited under the Financial Entities Law. To such effect, the company has full legal capacity to acquire rights, incur obligations and perform any and all acts not prohibited by the law or these by-laws.

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
Transfers of Class A Shares
Class A shares were converted into Class B shares prior to the sale of Petrobras Energía Participaciones’ Class A shares from the Perez Companc Family to Petrobras. No Class A shares are outstanding.
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
Meetings of Shareholders
General
Shareholders’ meetings may be ordinary or extraordinary. We are required to hold an ordinary shareholders’ meeting within four months of the close of each fiscal year to consider the approval of our annual financial statements, the allocation of net income for the fiscal year, the approval of the reports of the Board of Directors and the statutory audit committee and the election and remuneration of directors and members of the statutory audit committee. Other matters that may be considered at an ordinary meeting include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters outside the scope of authority of an ordinary meeting, including amendment of the by-laws, issuance of debentures, early dissolution, merger, spinoff, reduction of capital stock and redemption of shares, changing our company from one type of legal entity to another and limitation of shareholders’ preemptive rights.

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
The Board of Directors will determine appropriate publications for notice outside Argentina in accordance with requirements of jurisdictions and exchanges where our shares are traded and our ADS deposit agreement.
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
Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that the approval of a majority of shares with voting rights is required in both first and second call for: (1) the transfer of our domicile outside Argentina, (2) a fundamental change of the corporate purpose set forth in the by-laws, (3) our anticipated dissolution, (4) the total or partial repayment of capital, (5) a merger of our company, if we are not the surviving entity, (6) a spinoff of our company, or (7) changing our corporate legal status.
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

However, General Resolution No. 7 passed in September 2003 by Inspeccion General de Justicia (“I.G.J”) and other related regulations set forth certain requirements for foreign entities registered with the I.G.J. It requires, among other things, disclosure of information related to proprietary interests in assets located outside Argentina to be at least equivalent in value to those located inside Argentina. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118 Argentine Companies Law), or (2) exercise their ownership rights in Argentine Companies (Section 123 Argentine Corporate Law). In cases where the I.G.J. has concluded that the entities (a) do not have assets outside Argentina; or (b) have non-current assets that are not materially significant compared to those non-current assets which are owned by them and located in Argentina; or (c) the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their by-laws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of Argentine Corporate Law. In addition, Argentine companies with shareholders consisting of such entities that fail to comply with these requirements may be subject to the following sanctions: (1) the I.G.J. may not register corporate decisions adopted by the Argentine Company when its offshore shareholder votes as a shareholder and when that vote is essential in attaining a majority and any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes; (2) whether or not the vote of the offshore entity is necessary for purposes of determining quorum or majority, the I.G.J. may register the decision without considering that vote; and (3) the directors of the Argentine Company may be held personally liable for actions taken by the Argentine Company.
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
COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE STANDARDS
AND OUR CORPORATE GOVERNANCE PRACTICE
As a foreign private issuer, we are exempt from many of the corporate governance standards the New York Stock Exchange (NYSE) applies to U.S. domestic issuers listed on the NYSE. We have posted a summary of significant differences between the NYSE standards and our corporate governance practices on our website, http:// www.petrobras.com.ar
MATERIAL CONTRACTS
We are party to a number of material financing agreements, including the underlying agreements for our Global Note Program, and letters of credit entered into to backstop certain financial commitments related to our commitment under the ship or pay contract with OCP. These agreements and other financing agreements are briefly described under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Transactions” and “Item 5. Liquidity and Capital Resources—Financing activities”.
On September 1, 2005, CIESA, its current shareholders and creditors entered into a Restructuring Agreement relating to CIESA’s debt. See “Item 4. Information on the Company—Gas and Energy—Gas Transportation – TGS—Our interest in TGS and Corporate Developments” and Exhibits 4.1 and 4.2 to this annual report.

Our agreements with related parties are described in “Related Party Transactions” under Item 7.
We also enter into a number of significant agreements in the ordinary course of our business, including an oil transportation agreement with OCP. See “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production Outside of Argentina—Ecuador—Ship or Pay Contract with Oleoducto de Crudos Pesados (OCP)”.
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
Citibank, N.A. is our paying agent in the United States. See “Item 8. Financial Information—Dividends” and “Item 9. Offering and Listing Details”.

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
Shareholdings or interests in companies governed by Law 19,550, that are held by individuals or undivided estates domiciled or located in Argentina or abroad, or by companies or other legal persons located abroad are subject to the personal assets tax. A company is liable for the personal assets tax payable by its shareholders in respect of their share ownership. A company liable for this tax payment will be entitled to seek reimbursement of the amount paid from the shareholders, by way of withholding or by foreclosing directly on the assets that gave rise to such payment. Consequently, we are liable to pay the personal assets tax in respect of our Class B shares and ADSs and we are entitled to seek reimbursement of the amount paid from the shareholders. We usually seek these reimbursements through a withholding on dividend payments. The applicable tax rate is 0.50% on the equity value of the shares, calculated as of December 31 of the year under consideration.
For purposes of the above paragraph, shareholdings or interests in companies governed by Argentine Companies Law held by companies or any other kinds of legal persons domiciled or located abroad, are presumed to indirectly belong to individuals domiciled abroad or to undivided estates located abroad. Contrary evidence is not accepted to rebut this presumption.
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

United States Federal Income Taxes
General
The following discussion summarizes the United States federal income tax considerations relevant to the acquisition, ownership and disposition of ADSs or Class B shares by U.S. holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated or proposed under the Code, published rulings, and administrative and judicial interpretations of the Code and the Treasury regulations, all as of the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement for our ADSs or any related document will be performed in accordance with its terms. This discussion is addressed only to U.S. holders and does not address any United States federal income tax considerations that might be relevant to persons other than U.S. holders. Further, this discussion deals only with U.S. holders that hold ADSs as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code, and does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities or currencies, traders in securities or currencies that elect mark-to-market treatment, persons that hold the ADSs as part of a hedge, “straddle,” “conversion transaction” or other integrated investment, persons that hold ADSs or Class B shares through a partnership or other pass-through entity, U.S. holders who have a “functional currency” other than the U.S. dollar or U.S. holders that own or are treated as owning 10% or more of the voting power of our shares.
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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for United States federal income tax purposes with respect to our 2006 or 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.

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
This analysis comprises statements about future events that may not occur. Actual results may significantly differ due to several factors.
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
In Argentina, the series of regulations imposed by the Government, focused particularly on the energy sector, aimed at reducing the impact of inflationary pressures from high commodity prices, has negatively limited our exposure to market risk in relation to price volatility, preventing us from profiting from higher prices for commodities. See “Analysis of the Consolidated Results of Operations—Factors Affecting our Consolidated Results of Operations – Regulation of the Energy Industry in Argentina”
Historically, we have prioritized a risk strategy that, principally through swaps, producer collars and options, was designed to set crude oil sale prices at certain intervals. As of the date of this annual report, we do not have a position in any such derivative instruments, but we may decide to enter into derivative instruments in the future.
Foreign exchange risk
Our results of operations and financial condition are sensitive to changes in the exchange rate between the Argentine peso and other foreign currencies.
As of December 31, 2007, a significant portion of our and our affiliates’ debt was denominated either directly or indirectly in U.S. dollars. This exposes us to foreign exchange risks. Diversification of the Company’s businesses with foreign operations having a cash flow primarily denominated in U.S. dollars, commodity prices that are sensitive to dollar price changes and an export-oriented trade policy for oil products, help us mitigate our U.S. dollar-exposure.

Interest rate risks
Interest rate risk management mainly aims at reducing overall financial costs and adjusting our exposure to increasing interest rates.
In order to reduce interest rate volatility, we, by means of the application of mathematical models that incorporate historical volatility and correlation analyses, permanently evaluate the opportunity to enter into derivative instruments.
As of December 31, 2007, approximately 86% our total financial debt was subject to fixed rates and 14% was subject to variable rates. The variable rate debt is mainly linked to the LIBO rate. This risk, however, is mitigated by the natural hedge provided by certain liquid financial assets or marketable securities, with remuneration determined by LIBO or a similar rate.
Quantitative Disclosure
The chart below provides quantitative information about our financial debt as of December 31, 2007, that is sensitive to changes in interest rates and foreign exchange rates.
Foreign Currency Exchange Rate Risk and Interest Rate Risk

	Expected Maturity
								Estimated
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(in millions of pesos)
Short-and Long-Term Debt U.S. dollar:
Fixed Rate	1,247	572	1,100	—	—	2,206	5,125	5,174
Average interest rate (%)	5.91	9.00	8.13	—	—	7.88	—	—
Variable rate	196	82	120	334	65	3	800	800
Average interest rate (%)	6.25	6.67	6.47	6.13	6.63	6.58	—	—

Total	1,443	654	1,220	334	65	2,209	5,925	5,974

Reconciliation table with our Financial Statements, which include the proportional consolidation of CIESA and Distrilec (figures in million of pesos ):

	Short-Term debt	Long-Term debt	Total
Debt obligations(1) without proportional consolidation	1,443	4,482	5,925
PEPSA’s interest in Distrilec’s debt obligations	9	131	140
PEPSA’s interest in CIESA’s debt obligations	470	817	1,287

Debt obligations(2) with proportional consolidation	1,922	5,430	7,352

(1)	As reported in tabular presentation.

(2)	As reported in the consolidated balance sheet of our financial statements.

Items 12-14. NOT APPLICABLE
PART II
Item 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
(b) Management’s Annual Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under Exchange Act. The Company’s internal control is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation and those criteria, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.
See discussion of the scope of this report in section (c) “ Scope of Management’s Report on Internal Control over Financial Reporting” below.
Sibille, a member firm of KPMG International, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007. The report on the audit of our internal control over financial reporting is included below, beginning on page F-5.
(c) Scope of Management’s Report on Internal Control over Financial Reporting
Our assessment of the internal control over financial reporting excludes the internal control over financial reporting of CIESA and Distrilec, which are consolidated into our consolidated financial statements as of December 31, 2007 and for the year then ended on the basis of the proportionate consolidation method required by the professional accounting principles in force in the City of Buenos Aires. We have neither the ability to dictate or modify the controls of those entities, nor the ability, in practice, to assess those controls. Consequently, we have not included in our assessment the internal control over financial reporting of these companies. The financial statements of CIESA and Distrilec proportionately consolidated represented assets constituting 20% as of December 31, 2007 and net sales constituting 11% for the year then ended of the respective consolidated totals. Under US GAAP, CIESA and Distrilec would be treated as equity investees.

(d) Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act during the period covered by this Annual Report on Form 20- F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Additionally, there have been no changes in our internal control over financial reporting or other factors that have occurred subsequent to the balance sheet date and through the date of this Form 20-F that might materially and adversely affect our internal control over financial reporting as of December 31, 2007.
(e) New Developments on Internal Controls Over Financial Reporting
The Company, together with its controlling shareholder Petrobras, has developed an International Integration Process Program (“IIPP”), aimed at generating a single management model for Petrobras’ international business. In line with the IIPP, the Company reviewed its business processes and controls with a view to making its operations more efficient, improving process management and decision-making, and strengthening its internal control system. As part of the IIPP, from January 2008 the Company has undertaken the implementation of a new integrated information system in Argentina to support its business processes.
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Cedric Bridger is an “audit committee financial expert,” and that Mr. Bridger is independent, within the meaning of this Item 16A.
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
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
Fees for professional services provided to us by our independent auditors, during the fiscal years ended December 31, 2007 and 2006 in each of the following categories are:

	Year ended December 31,
	2007	2006
	(in thousands of pesos)
Audit fees	9,539	8,409	(1)
Audit-related fees	2,190	1,505	(2)
Tax fees	—	271	(3)

Total fees	11,729	10,185

(1)	Includes P$1,610 million corresponding to the Fees of Ernst & Young Global, our independent auditor until March 2006.

(2)	Includes P$557 million corresponding to the Fees of Ernst & Young Global, our independent auditor until March 2006.

(3)	Corresponds to fees paid to Ernst & Young Global, our independent auditor until March 2006.
Audit fees. Audit fees in the above table are mainly for professional services rendered in connection with the audit of our annual financial statements and the review of our quarterly reports, statutory audits of the financial statements of certain of our subsidiaries, and the provision comfort letters.

Audit-related fees. Audit related fee in the above table are mainly for (a) audit reports required by our parent company, (b) reviews of internal controls of our application systems and security of our technical infrastructure, and (c) documentation assistance in connection with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.
Tax fees. Tax fees in the above table are fees mainly for tax compliance and advice.
Independent Auditors. For each of the years ended December 31, 2007 and December 31, 2006, Sibille, a member firm of KPMG International, served as our independent auditors and audited our financial statements. Our financial statements for the year ended December 31, 2005 were audited by Pistrelli, Henry Martin y Asociados S.R.L., a member firm of Ernst & Young Global, who served as our independent auditor through March 2006.
The Shareholders’ Meeting of Petrobras Energía Participaciones held on March 28, 2008 designated Sibille, member firm of KPMG International, as our independent auditors for the year to be ended December 31, 2008.
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
Item 16D. NOT APPLICABLE
Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
From January 1, 2007 to December 31, 2007, no purchases were made by us or on our behalf or by any affiliated purchaser of our ordinary shares or ADSs.
Item 17. NOT APPLICABLE
Item 18. FINANCIAL STATEMENTS
Reference is made to pages F-1 to [F-171] of this annual report.

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

Exhibit		Incorporated by Reference			Filed
Number	Description	Form	Date	Number	Herewith
1.1	English translation of Estatutos (by-laws) of Petrobras Energía Participaciones S.A.	20-F	6/30/05	1.1

2.1	Form of Deposit Agreement among Petrobras Energía Participaciones S.A. (formerly PC Holdings S.A.), Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.	F-4	11/15/99	4.2

2.2	Amended and Restated Indenture, dated August 1, 2002, amending and restating the Indenture dated May 1, 1998, between Petrobras Energía and Citibank, N.A.	20-F	6/30/03	2.11

4.1	Restructuring Agreement dated as of September 1, 2005 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and the Creditors named therein.	20-F	6/29/06	4.4

4.2	Third Amendment to the Restructuring Agreement dated as of March 25, 2008 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and AEI.				X

4.3	Loan Agreement Number 0088/2005, dated February 21, 2005, between Petrobras Energía, as borrower, and Petrobras International Braspetro BV., as lender (English translation).	20-F	6/30/05	2.16

4.4	Loan Agreement, dated February 14, 2008, between Petrobras International Braspetro BV., as borrower, and World Fund Financial Services, as lender (English translation).				X

Exhibit		Incorporated by Reference			Filed
Number	Description	Form	Date	Number	Herewith
4.5	Loan Agreement, dated February 21, 2008, between Petrobras International Braspetro BV., as borrower, and World Fund Financial Services, as lender (English translation).				X

4.6	Loan Agreement, dated February 29, 2008, between Petrobras International Braspetro BV., as borrower, and World Fund Financial Services, as lender (English translation).				X

4.7	Stock Purchase Agreement, dated December 21, 2007, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro BV, as purchaser.				X

8.1	List of “significant subsidiaries” of Petrobras Energía as defined in Rule 1-02(w) of Regulation S-X.				X

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 27, 2008.				X

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 27, 2008.				X

13.1	CEO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 27, 2008.				X

13.2	CFO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 27, 2008.				X
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

PETROBRAS ENERGÍA PARTICIPACIONES S.A.
By:	/s/ Decio Fabricio Oddone da Costa
	Name:	Decio Fabricio Oddone da Costa
	Title:	Chief Executive Officer

By:	/s/ Luis Miguel Sas
	Name:	Luis Miguel Sas
	Title:	Chief Financial Officer

Date: June 27, 2008

INDEX TO FINANCIAL STATEMENTS
PETROBRAS ENERGIA PARTICIPACIONES S.A.

Report of independent registered public accounting firm of Petrobras Energía Participaciones S.A. on the Consolidated Financial Statements as of December 31, 2007 and 2006	F-3

Report of independent registered public accounting firm of Petrobras Energía Participaciones S.A on Internal Control over Financial Reporting as of December 31, 2007	F-5

Report of independent registered public accounting firm of Petrobras Energía Participaciones S.A. on the Consolidated Financial Statements as of December 31, 2005 and 2004	F-7

Report of independent registered public accounting firm of Distrilec Inversora S.A.	F-9

Report of independent registered public accounting firm of Petroritupano S.A	F-10

Report of independent registered public accounting firm of Compañia de Inversiones de Energía S.A.	F-11

Report of independent registered public accounting firm of Compañia Inversora en Transmisión Eléctrica Citelec S.A.	F-12

Report of independent registered public accounting firm of Refinería del Norte S.A.	F-13

Consolidated statements of income and loss for the years ended December 31, 2007, 2006 and 2005	F-14

Consolidated balance sheets as of December 31, 2007 and 2006	F-15

Statements of changes in shareholders’ equity for the years ended December 31, 2007, 2006 and 2005	F-16

Consolidated statements of cash flows for the years ended December 31, 2007, 2006 and 2005	F-17

Notes to the consolidated financial statements for the years ended 2007, 2006 and 2005	F-18

REFINERIA DEL NORTE S.A.

Statements of income and loss for the years ended December 31, 2007 and 2006 (unaudited)	F-104

Balance sheets as of December 31, 2007 and 2006 (unaudited)	F-105

Statements of changes in shareholders’ equity for the years ended December 31, 2007 and 2006 (unaudited)	F-106

Statements of cash flows for the years ended December 31, 2007 and 2006 (unaudited)	F-107

Notes to the financial statements for the years ended 2007 and 2006 (unaudited)	F-108

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Petrobras Energía Participaciones S.A.:
1.
We have audited the accompanying consolidated balance sheets of Petrobras Energía Participaciones S.A. and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the consolidated financial statements of Distilec Inversora S.A. (“Distrilec”) as of December 31, 2007 nor did we audit the consolidated financial statements of Compañía de Inversiones de Energía S.A. (“CIESA”) as of December 31, 2006, jointly-controlled affiliates proportionally consolidated by Petrobras Energía Participaciones S.A. (“PEPSA”). The financial statements of Distrilec and of CIESA incorporated by the proportional consolidation method, before considering the adjustments mentioned in Note 9 to the consolidated financial statements, reflect total assets constituting eight percent and thirteen percent and total net revenues constituting seven percent and six percent, respectively, of the related consolidated totals. The financial statements of Distrilec and of CIESA were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for Distrilec and CIESA, is based solely on the reports of the other auditors. The foregoing report of the other auditors of CIESA includes an explanatory paragraph for going concern uncertainties.

2.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

3.
The reports of the other auditors on the 2006 consolidated financial statements of CIESA, presented herein, was qualified because CIESA did not recognize the effects of the changes in the purchasing power of the Argentine peso from March 1 to September 30, 2003. In the opinion of the other auditors, the professional accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, require the recognition of such effects, but this recognition is not allowed by the related regulations of the National Securities Commission of Argentina. The effect of such departure from generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires is not material for the accompanying consolidated financial statements of Petrobras Energía Participaciones S.A. and subsidiaries.

4.
In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras Energía Participaciones S.A. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires.

5.
Generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Notes 21, 22 and 23 to the consolidated financial statements.

6.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Petrobras Energía Participaciones S.A.’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 27, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Buenos Aires, Argentina
June 27, 2008
SIBILLE
(Member firm of KPMG International)
Gabriel E. Soifer
Partner

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Petrobras Energía Participaciones S.A.:
We have audited Petrobras Energía Participaciones S.A.’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petrobras Energía Participaciones S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Petrobras Energía Participaciones S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Petrobras Energía Participaciones S.A. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years then ended, and our report dated June 27, 2008 expressed an unqualified opinion on those consolidated financial statements.
Buenos Aires, Argentina
June 27, 2008
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

2.
The financial statements of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A. (Citelec) and Compañía de Inversiones de Energía S.A. (CIESA) as of December 31, 2005, and for each of the two years in the period ended December 31, 2005 and Transportadora de Gas del Sur S.A. as of and for the year ended December 31, 2004, have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those affiliates, before considering the adjustments mentioned in note 9 to the consolidated financial statements, is based solely on the reports of the other auditors, one of which includes an explanatory paragraph for going concern uncertainties as explained in paragraph 7. The Company’s share in the total assets and sales included in the financial statements of CIESA which have been proportionally consolidated, represents 14% of consolidated total assets as of December 31, 2005, and 5% and 6% of consolidated net sales for the years ended December 31, 2005 and 2004, respectively. The Company’s investment in the other affiliates, which have been accounted for using the equity method, is stated at Argentine pesos 288 million as of December 31, 2005, and the Company’s equity in the affiliates’ net income/loss is stated at Argentine pesos 172 million-income and Argentine pesos 31 million-loss for the years ended December 31, 2005 and 2004, respectively, before considering the adjustments discussed in note 9 to the consolidated financial statements.

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

7.
The financial statements and the reports of the other auditors of the affiliate CIESA as of December 31, 2005 and for the years ended December 31, 2005 and 2004 state that they have been prepared assuming that such affiliate will continue as a going concern. CIESA, which has been proportionally consolidated, represents assets constituting 14% as of December 31, 2005, and net sales constituting 5% and 6% for the years ended December 31, 2005 and 2004, respectively, of the respective consolidated totals. As discussed in note 9 to the consolidated financial statements, CIESA and its subsidiary Transportadora de Gas del Sur S.A. have been negatively impacted by the Argentine Government’s adoption of various economic measures including the de-dollarization of revenue rates, the renegotiation of License and Concession contracts and the devaluation of the Argentine peso. In addition, CIESA has suspended the payment of its financial debt. These circumstances raise substantial doubt about the affiliate’s ability to continue as a going concern. The affiliate management’s plans in regard of these matters are also described in note 9 to the consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Buenos Aires, Argentina
February 15, 2006,
except for notes 21, 22, 23 and 25, as to which the date is June 12, 2006 and, except for the effects of the changes in accounting discussed in note 2, as to which date is February 8, 2007

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
(Member firm of Ernst & Young Global)

ENRIQUE C. GROTZ
Partner

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
DISTRILEC S.A.:
We have audited the consolidated balance sheet of Distrilec Inversora S.A. (the “Company”) and subsidiaries as of December 31, 2007, and the related consolidated statements of operations and cash flows for the year then ended, included as Exhibit I to the set of financial statements of the Company (none of which are presented herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Distrilec Inversora S.A. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended (none of which are presented herein), in conformity with accounting principles generally accepted in Argentina.
Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2007, and the determination of shareholders’ equity at December 31, 2007, to the extent summarized in Note 14 to the consolidated financial statements.
DELOITTE & Co. S.R.L.
Carlos A. Lloveras
Buenos Aires, Argentina
March 5, 2008

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Petroritupano, S. A.:

We have audited the accompanying balance sheet of Petroritupano, S. A. as of December 31, 2007 and the related statements of income, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petroritupano, S. A. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

ALCARAZ CABRERA VAZQUEZ

Victor J. Uzcátegui Camacho
Public Accountant
C.P.A N°30.059

June 2, 2008

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
Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F, information relating to the nature and effect of such differences is presented in Note 12 to the consolidated inancial statements.
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
Buenos Aires, Argentina,
February 8, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
(Member firm of Ernst & Young Global)

GERMAN E. CANTALUPI
Partner

PETROBRAS ENERGIA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Stated in millions of Argentine pesos)

	2007	2006	2005

Net sales	13,458	11,745	10,655
Costs of sales (Note 26.c)	(10,132)	(8,068)	(6,851)

Gross profit	3,326	3,677	3,804
Administrative and selling expenses (Note 26.e)	(1,444)	(1,277)	(1,136)
Exploration expenses (Note 26.e)	(172)	(117)	(34)
Other operating expenses, net (Note 17.c)	(177)	(135)	(329)

Operating income	1,533	2,148	2,305
Equity in earnings of affiliates (Note 9.b)	176	219	281

Financial income (expenses) and holding gains (losses)

Generated by assets:
Interest	96	108	88
Exchange difference	110	49	53
Holding gains (Note 26.c)	86	25	40
Holding gains and income from the sale of listed shares and government securities	33	49	(4)
Other financial expenses, net	(34)	(6)	(2)

	291	225	175

Generated by liabilities:
Interest	(587)	(611)	(586)
Exchange difference	(118)	(65)	(84)
Derivatives	—	—	(332)
Other financial expenses, net	(81)	(55)	(72)

	(786)	(731)	(1,074)

Other income (expenses), net (Note 17.d)	130	93	(459)

Income before income tax and minority interest in subsidiaries	1,344	1,954	1,228

Income tax (Note 12)	(494)	(465)	(211)

Minority interest in subsidiaries	(277)	(425)	(288)

Net income	573	1,064	729

Basic/diluted earnings per share — Stated in Argentine pesos	0.270	0.501	0.343

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006
(Stated in millions of Argentine pesos)

	2007	2006
CURRENT ASSETS
Cash	98	86
Investments (Note 9.a)	1,094	1,479
Trade receivables	1,605	1,438
Other receivables (Note 17.a)	2,473	1,182
Inventories (Note 8)	1,182	888
Other assets	—	1

Total current assets	6,452	5,074

NON-CURRENT ASSETS
Trade receivables	228	124
Other receivables (Note 17.a)	657	691
Inventories (Note 8)	100	81
Investments (Note 9.a)	3,270	3,630
Property, plant and equipment (Note 26.a)	10,609	10,838
Other assets	41	41

Total non-current assets	14,905	15,405

Total assets	21,357	20,479

CURRENT LIABILITIES
Accounts payable	1,867	1,603
Short-term debt (Note 10)	1,922	2,646
Payroll and social security taxes	261	276
Taxes payable	242	331
Reserves (Note 13)	124	95
Other liabilities (Note 17.b)	305	214

Total current liabilities	4,721	5,165

NON-CURRENT LIABILITIES
Accounts payable	78	49
Long-term debt (Note 10)	5,430	4,716
Payroll and social security taxes	60	36
Taxes payable	1,428	1,492
Reserves (Note 13)	86	85
Other liabilities (Note 17.b)	307	366

Total non-current liabilities	7,389	6,744

Total liabilities	12,110	11,909

MINORITY INTEREST IN SUBSIDIARIES	2,583	2,350

SHAREHOLDERS’ EQUITY	6,664	6,220

	21,357	20,479

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Stated in millions of Argentine pesos)

	2007								2006	2005
	Capital stock			Retained earnings
		Adjustment	Additional		Unappropriated		Deferred
	Capital	to capital	paid-in	Legal	retained	Treasury	(loss)
	stock	stock	capital	reserve	earnings	stock (a)	income (a)	Total	Total	Total
Balances at the beginning of the year	2,132	2,554	160	122	1,306	(33)	(21)	6,220	6,124	5,511

Adjustments to prior years (Note 2.f)	—	—	—	—	—	—	—	—	(969)	(1,112)

Modified balances at the beginning of the year	2,132	2,554	160	122	1,306	(33)	(21)	6,220	5,155	4,399

Shareholders’ Meeting decisions of March 30, 2007

- Legal Reserve	—	—	—	6	(6)	—	—	—	—	—

Advanced cash dividends approved by the Board of Directors’ meeting held on August 7, 2007	—	—	—	—	(141)	—	—	(141)	—

Deferred income	—	—	—	—	—	—	12	12	1	27

Net income	—	—	—	—	573	—	—	573	1,064	729

Balances at the end of the year	2,132	2,554	160	128	1,732	(33)	(9)	6,664	6,220	5,155

(a)	See Note 4.m).
The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Stated in millions of Argentine pesos)

	2007	2006	2005
Cash provided by (used in) operations:
Net income	573	1,064	729
Reconciliation to net cash provided by (used in) operating activities:
Minority interest in subsidiaries	277	425	288
Equity in earnings of affiliates	(176)	(219)	(281)
Financial expenses, net	51	(24)	29
Depreciation of property, plant and equipment	1,217	1,121	1,209
Allowance for advances to partners in Venezuela	41	—	—
Net impairment of assets	973	6	398
Sale of oil and gas areas	(62)	(85)	—
Seniat claim — Venezuela	—	18	54
Reversal of the reserve for impairment of non-current investments	(5)	(39)	11
Impairment of unproved oil and gas wells	45	78	16
Gain from the sale of equity investments	(1,137)
Disposal of property, plant and equipment	17	15	24
Income tax accrued	494	465	211
Income tax paid	(167)	(16)	(17)
Accrued interest	516	584	552
Interest paid	(519)	(491)	(515)
Edesur — Memorandum of agreement	(85)	—	—
Other	5	42	(3)
Changes in assets and liabilities:
Trade receivables	(227)	150	(375)
Other receivables	114	(277)	(110)
Inventories	(271)	(136)	(169)
Other assets	6	8	8
Accounts payable	52	130	96
Payroll and social security taxes	13	110	90
Taxes payable	(182)	(176)	(8)
Dividends collected (Note 9.c)	264	116	72
Other liabilities	26	8	(311)

Net cash provided by operations	1,853	2,877	1,998

Cash (used in) provided by investing activities:
Acquisition of property, plant and equipment and interests in companies and oil and gas areas	(2,124)	(2,175)	(1,757)
Sale of property, plant and equipment and interests in companies and oil and gas areas	406	124	—
Net decrease in investments other than cash and cash equivalents	31	56	62
Contributions and advances to unconsolidated affiliates	(6)	(27)	(1)
Reimbursement of contributions to subsidiaries	(4)	—	14

Net cash used in investing activities	(1,697)	(2,022)	(1,682)

Cash (used in) provided by financing activities:
Net decrease in short term debt	(179)	(6)	671
Receipts of long-term debt	2,095	300	205
Receipts of long-term debt from related companies	—	—	583
Payments of long-term debt	(2,094)	(589)	(2,061)
Cash dividends paid	(186)	—	—

Net cash used in financing activities	(364)	(295)	(602)

Effect of exchange rate change on cash	25	—	9

(Decrease) increase in cash	(183)	560	(277)
Cash and cash equivalents at the beginning of the year (a)	1,350	790	1,067

Cash and cash equivalents at the end of the year (a) (See Note 17.e)	1,167	1,350	790

(a) Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three months or less.
The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.
AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts stated in millions of Argentine pesos)
1. Business of the Company
Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones” or “the Company”) is a holding Company that operates through Petrobras Energía S.A. (“Petrobras Energía”) and its subsidiaries. The Company’s principal asset is 75.8% of the equity interest of “Petrobras Energía”, an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. Petrobras Energía has businesses in Argentina, Bolivia, Brazil, Ecuador, Perú, Venezuela, México and Colombia.
2. Basis of presentation
Petrobras Participaciones’ consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).
The accompanying consolidated financial statements have been translated into English from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.
Certain accounting principles applied by the Company do not conform with U.S. generally accepted accounting principles (“U.S. GAAP”). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.
Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.
The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ.
a) Basis of consolidation
In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Participaciones has consolidated line by line its financial statements with those of the companies over which it exercises control or joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish the company’s operating and financial policies. As of December 31, 2007 under the joint control of Petrobras Energía are Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“Ciesa”) and Petrobras de Valores Internacional de España S.L. (“PVIE”).

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.
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
Considering that the sale of the 40% equity interest in PVIE was performed in December 2007 (Note 9.V), the consolidated statements of income and cash flows show the participation in PVIE according to the procedure used for the consolidation of controlled companies.
The information about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 26.f).
b) Foreign currency translation
The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.
In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated”; as such transactions are not considered to be an extension of the Company’s transactions.
Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:
•	Assets and liabilities stated at fair value are converted at the closing exchange rate.
•	Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.
Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gains (losses)”.
After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:
•	Assets and liabilities are translated by using the closing exchange rate.
•	Income (loss) is translated at the historical exchange rates.
The effect arising from the translation of the foreign operations is disclosed in the Shareholders’ equity as “Deferred (loss) income”.
Exchange differences arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred (loss) income” account (Note 2.f). This net investment hedge resulted in lower losses in the amount of 112, 51 and 59 for the years ended on December 31, 2007, 2006 and 2005, respectively.
c) Consideration of inflation effects
The Company presents its consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995. Starting September 1, 1995, under CNV General Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date. This method has been accepted by professional accounting standards through December 31, 2001.
On March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the Argentine peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in Argentine pesos as of December 2001. Through General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.
The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.
On March 25, 2003, the Executive Branch of Government issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency. Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through Resolution N° 287/03 of the CPCECABA discontinued the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company’s financial position.
d) Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches
The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures’ assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements.
Foreign branches have been consolidated.
e) Financial statements used
The financial statements of the subsidiaries and companies under joint control as of December 31, 2007, 2006 and 2005 or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company have been also considered.
f) Changes in professional accounting standards
On August 10, 2005, the CPCECABA approved the Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards. Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which were effective for years beginning as from January 1, 2006.

The effects of these changes on the statement of income and shareholders’ equity for the years ended December 31, 2005 and 2004 are described below:

	Gain (loss)				Increase (decrease)
	Effect on Net Income for the				Shareholders’ equity as of
	year ended December 31,				December 31,
	2005		2004		2005		2004
Recoverable Value (i)	(120	) (a)	10	(c)	(190	) (e)	(70	) (e)
Deferred Tax (ii)	272	(b)	118	(d)	(1,060	) (f)	(1,332	) (g)
Minority Interest (iii)	(36)		(31)		303		339

Total effect on unappropiated retained earnings	116		97		(947)		(1.063)
Deferred loss (iii)	—		—		(22)		(49)

Total effect on Shareholders’ equity	116		97		(969)		(1,112)

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

(ii)
The difference between the inflation-adjusted book value of Property, plant and equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred liability, which — as provided by CNV General Resolution No. 487 — can either be booked or disclosed in notes to financial statements. The Company’s Management opted to book this effect.

(iii)
The effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge of net foreign investment abroad no longer classified between liabilities and shareholders’ equity, and instead, are classified in shareholders’ equity.

(a)	An amount of 132 was booked in Other Income (Expenses), net, and (12) as lower depreciation charge in the line Costs of sales.

(b)	An amount of 170 was booked in the line of Income Tax, 115 in Equity in earnings of affiliates and (13) in Other income (expenses), net.

(c)	Corresponds to an amount booked as a lower depreciation charge in the line Costs of Sales.

(d)	An amount of 106 was booked in the line of Income Tax, 26 in Equity in earnings of affiliates and (14) in Other income (expenses), net.

(e)	Corresponds to an amount booked as a lower value of Property, plant and equipment.

(f)	An amount of (1.217) was booked as higher Taxes payable, (100) as a lower Investment, and 257 as lower Minority interest corresponding to jointly controlled companies.

(g)
An amount of (1.550) was booked as higher Taxes payable, (216) as lower Investments, 159 as higher Other receivables in Non Current Assets, and 275 as a lower Minority interest corresponding to jointly controlled companies.

In addition, an amendment was introduced in the measurement of deferred tax assets and liabilities, which shall not be discounted for the entities included in the public offering, thus unifying the treatment thereof with CNV standards.
The financial statements for 2005 and 2004 fiscal year shown on a comparative basis have been modified pursuant to General Resolution No. 484 and No.485 and according to Technical Resolutions No. 17 and No. 18.

3. Accounting standards
These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:
a) The date of discontinuance of the application of inflation accounting provided for in FACPCE Technical Resolution No. 6, as described in Note 2.c).
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
4. Valuation methods
The main valuation methods used in the preparation of the consolidated financial statements are as follows:
a) Accounts denominated in foreign currency:
At the prevailing exchange rates at the end of each year.
The summary of accounts denominated in foreign currency is presented in Note 26.d).
b) Inventories:
Crude oil stock: at reproduction cost.
Raw materials and Materials: of high-turnover, at replacement cost; of low-turnover, at the latest purchase price, restated according to Note 2.c).
Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy activities: at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of work in progress.
Advances to suppliers: based on the amounts of money delivered.
The carrying amount of these assets does not exceed their recoverable value.
c) Investments:
Publicly traded Government Securities: at market value at the end of each year. Any gain or loss due to market fluctuations is reflected in the “Financial income (expenses) and holding gains (losses)” account.
Certificates of deposit, loans granted to group companies and to affiliates in which significance influence is exercised: at nominal value plus accrued interest, according to the specific clauses of each operation. The carrying amount of these assets does not exceed their recoverable value.
Investments in mutual funds: at market value at the end of each year.
Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method calculated using the affiliates financial statements as of December 31, 2007 and 2006 or the best available financial information, adapted to an equal period of time.
For the determination of the Company’s equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses and the difference between acquisition cost and book value of affiliates at the time of the acquisition.
Investments are stated at recoverable value if such value is exceeded using the equity method.
Interest in affiliates in which the Company does not exercise significant influence: at acquisition cost restated according to Note 2.c).

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
Trade receivables include billed uncollected services and services rendered but not yet billed as of the end of each year.
The total amount of receivables is net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the clients’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.
e) Financial receivables and payables:
Financial receivables and payables have been valued according to the amounts committed and received, respectively; net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.
f) Other receivables and payables:
Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are stated at nominal value.
g) Property, plant and equipment:
Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.c), less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves condition and it is probable that future economic benefits, in excess of the originally assessed, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.
Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for converting foreign operations described in Note 2.b).
The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19), issued by the United States Financial Accounting Standard Board. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploitation and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of reserves economically exploitable; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.
In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are expensed during the year in which they are incurred. Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete. In those cases, incorporating prospectively the changes introduced by the interpretation FASB Staff Position 19-1, starting July 2005 such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The cost of Transportadora de Gas del Sur S.A.’s (“TGS”) property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS ´s common stock. This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment. Such value has been restated as explained in Note 2.c).
The cost of work in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.
The Company depreciates productive wells, machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.
Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amount payable is recognized.
The Company estimates its reserves at least once a year. As of December 31, 2007, DeGolyer and MacNaughton audited 71% of our estimated reserves for the year 2007. The technical audit covered approximately 90% of the estimated reserves operated by us, thus reserves which have not been certified are mainly attributable to estimated reserves related to areas where we do not act as operator. DeGolyer and MacNaughton have concluded that the proved oil and natural gas reserve volumes covered by the audit are reasonable. We resolved all questions that arose during the course of the audit process to the auditor’s satisfaction. As of December 31, 2006 and 2005, our reserves estimates were audited by Gaffney, Cline & Associates Inc. The technical audit covered 93% and 95% of our estimated reserves for the years 2006 and 2005, respectively.
The Company’s remaining property, plant and equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be, which ranges from three to forty years.
The value of property, plant and equipment, does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.
From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and the discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.
In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raised to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

h) Environmental costs:
The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets together with the additional cost do not exceed their respective recoverable value.
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
i) Income tax, minimum presumed income tax, withholdings on export of hydrocarbons and hydroelectric royalties:
The Company and its subsidiaries estimate income tax on an individual basis under the deferred tax method.
To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carry forward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.
The deferred tax assets and liabilities have been valued at their nominal value.
The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the year’s taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company’s final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years. The minimum presumed income tax asset has been valued at its discounted value.
Prevailing income tax rates at year end in Argentina, Venezuela, Brazil, Perú, Ecuador, Bolivia, Austria and Spain are, 35%, 50%, 34%, 30%, 36.25%, 25%, 25% and 35%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.
As regards to the Pichi Picún Leufú Hydroelectric Complex, since 2002 the Company pays hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. As of December 31, 2007, the Company paid hydroelectric royalties at a rate of 6%. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of hydroelectric royalty.
The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years since March 1, 2002, which was subsequently extended for five years from January 2007 through 2012 by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.
Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. Exports of benzene, ethylbenzene and liquefied petroleum gas (LPG), among others, are not within the scope of this resolution. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product.

Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel that can be received by the producer of standard-quality crude oil. When the international price of crude oil ranges between US$ 45.00 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the authorities will proceed to determine the applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.
Previously, the withholding rate was 5% for refined products and 20% for LPG, and a special regime was applied on crude oil exports, starting at 25% when the price per barrel was equal to or lower than US$ 32 and contemplating increasing rates ranging between 3% and 20% when the price per barrel ranged between US$32.01 and US$45, with a cap set at 45% when the price exceeded US$ 45.
In the case of natural gas, a rate of 45% is applicable on the gas import price from Bolivia.
j) Labor costs liabilities:
Labor costs liabilities are accrued in the years in which the employees provide the services that trigger the consideration.
The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía.
For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits is the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be canceled.
k) Contingencies:
Contingencies relate to conditions that exist as of the date of the financial statements that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones’ legal counsel and the remaining available evidence.
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
Significant litigation in which the Company is involved and movements of reserves are disclosed in Note 13.
l) Basic/diluted earnings per share:
The basic earning per share is calculated by dividing the Company’s net income for the year by the weighted average number of shares outstanding during such period, net of the treasury stock. The diluted earning per share is calculated by dividing the Company’s net income for each year by the weighted average number of shares outstanding during such period, net of the treasury stock and the shares deliverable in connection with the Stock Option Plan (Note 15).

m) Shareholders — equity accounts:
The equity accounts were restated according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.
The account “Treasury stock” relates to shares of the Company owned by Petrobras Energía, and are deducted from the shareholders’ equity at acquisition cost, representing 9,431,210 Class B shares of a face value of P$1, with a cost and book value of 33 and a listed price of 32. The “Deferred (loss) income” account comprises the temporary differences arising from the measurement of derivative instruments determined to be an effective hedge, and the gain (loss) resulting from the translation of operations abroad, net of the exchange differences generated by the Company’s debts denominated in foreign currency designated as hedge for the net investment abroad.
The activity of the deferred (loss) income is the following:

	Derivative
	financial	Foreign
	instruments	currency
	measurement (a)	translation (b)	Total

Balances at 12/31/2004	(2)	(47)	(49)
Activity for the year	2	25	27

Balances at 12/31/2005	—	(22)	(22)

Activity for the year	—	1	1

Balances at 12/31/2006	—	(21)	(21)

Activity for the year	—	12	12

Balances at 12/31/2007	—	(9)	(9)

(a)	See Note 5

(b)	See Note 2.b
n) Revenue recognition:
The Company generally sells crude oil, natural gas and petroleum, petrochemical and refined products and electricity. In all cases, revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.
Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of a debt or credit according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2007 and 2006, gas imbalance liabilities were 5 and 5, respectively, attributable to 118 and 124 million cubic meters, respectively.
Revenues from natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain liquid natural gas (LNG) production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers. For other LNG production contracts and other services, revenues are recognized when the services are rendered.
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

o) Changes in presentation criteria
For comparative purposes, all the necessary reclassifications were made in the prior year consolidated financial statements in order to present the three years on a consistent basis. These reclassifications do not imply changes in the decisions taken based on them.
5. Accounting for derivative financial instruments
Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of any obtained or paid advances.
Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedges, are recognized under “Deferred (loss) income” in the Shareholders’ equity. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expense) and holding gains (losses)”.
A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.
Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence. Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred (loss) income” should remain there until the committed or projected transactions occurs in the case of (a) and (b) are charged to the statements of income in the case of (c).
As of December 31, 2007 the Company does not hold derivative instruments. As of December 31, 2006 and 2005, the Company made forward sales of US dollars in exchange for Argentine pesos, the face value of effective contracts amounted to US$ 18 million and US$ 52 million, respectively, at the average exchange rate of 3.26 and 3 Argentine pesos per US dollar, respectively.
6. Oil and gas areas and participation in joint ventures
As of December 31, 2007, Petrobras Energía and its affiliates were part of the oil and gas consortiums, joint ventures and areas indicated in Note 26.g). The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, utilizing the proportionate consolidation method, are disclosed in Note 26.h).
The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.
The production areas in Argentina and Perú are operated pursuant to concession production agreements with free crude oil availability.
According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties, or from the product prices prevailing in the domestic market in case the product is subject to industrialization processes.
In Perú, royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel. The royalty rate applicable as of December 31, 2007, was 36.2%. Production of natural gas is subject to a fixed royalty of 24.5%.

In Venezuela, mixed companies (see Operations in Venezuela) are subject to royalty payments of 33.33% and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Mixed companies have to sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons and the associated natural gas (when so provided in the agreement) produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.
In Bolivia, pursuant to the terms of the contract signed in October 2006 with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), approved by the National Legislature on November 28, 2006 and, issued on January 11, 2007, Petrobras Energía’s branch performs at its own risk and for its own account, in the name and on behalf of YPFB, exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of remaining amount to pay, in the first place, the costs and depreciations associated to the development and exploitation of Petrobras Energía branch. Any remaining is shared between YPFB and us on the basis of an index calculated based on production volumes, depreciation rates, prices and taxes paid, among other items. The agreement was signed on November 28, 2006, approved by the Bolivian Legislature on April 19, 2007 and became effective on May 2, 2007. In previous years, the subsidiary operated the block under a shared risk contract whereby it had free production availability.
In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages in favor of the Ecuadorian Government. In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day. It is also adjusted depending on a crude oil quality factor. For intermediate production levels an incremental interest percentage within the previously established range is applied. For the operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves. In such respect, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of the production, depending on the crude oil quality factor. For the intermediate price ranges, an increasing scale of price is applied. The selling price of the Palo Azul’s crude is calculated using as a reference the barrel of WTI after the standard market discount for the Oriente crude. As of December 31, 2007, the Government’s equity interest in the oil produced at the Pata and Palo Azul fields was 25.8% and 50.5%, respectively. See “Operations in Ecuador”.
Asset Retirement Obligations
In accordance with the regulations enacted in the countries in which we perform oil and gas operations, the Company (directly or indirectly through its subsidiaries) has the obligation to incur in costs related to the abandonment of oil and gas wells. The Company does not have assets legally restricted for purposes of settling the obligation.
The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2007, 2006 and 2005.

	2007	2006	2005

Beginning balance	146	126	91
Accretion	14	9	8
Additions	16	19	—
Estimated cash flow changes (1)	(3)	41	30
Decreases	(3)	(48)	—
Foreign currency translation / other	—	(1)	(3)

Ending balance (Note 17.b)	170	146	126

(1)
Principally relates to: (a) changes in the Company’s expectations as to the number of wells to be abandoned before the end of the concession period, and (b) an increase in restoration and abandonment well costs as a consequence of general price increases in the industry.

Suspended well costs
The following table provides the year end balances and activity for suspended exploratory well costs.

	2007	2006	2005

Beginning balance	106	61	5
Additions	108	123	56
Transferred to development	(22)	—	—
Charged to expense	(45)	(78)	—

Ending balance	147	106	61

Number of wells at year end	21	26	14

Investment commitments
In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Hickmann and Río Colorado, the Company maintains investment commitments for approximately US$ 60 million, which mainly include the execution of seismic surveys.
In Colombia Petrobras Energía has a 30% interest in the consortium Tibú. This consortium is to invest US$ 40 million from July 2007 to December 2009.
Changes in oil and gas areas and participation in joint ventures in Argentina
In February 2007, Petrobras Energía acquired from ConocoPhillips its 25.67% and 52.37% interests in Sierra Chata and Parva Negra, respectively. The acquisition was structured through the purchase of Burlington Resources Argentina Holdings Limited, a company organized in Bermuda and holder of the mentioned interests. This transaction is still pending approval by the applicable regulatory authorities. The acquisition price was US$ 77.6 million. Once all formalities concerning regulatory matters have been completed, Petrobras Energía’s interest in Sierra Chata and Parva Negra will increase to 45.5523% and 100%, respectively.
In November 2007, Petrobras Energía sold 76.15% of its rights and obligations in the Bajada del Palo area. As a result of this transaction Petrobras Energía recognized a gain of 62 in Other Income (expenses), net (Note 17.d).
In December 2007, Petrobras Energía acquired from Energy Development Corporation (Argentina), Inc., Argentina Branch a 13.72% equity interest in El Tordillo and La Tapera — Puesto Quiroga areas paying US$117.5 million. Petrobras Energía’s investment will increase to 35.67% once this operation is approved.
In October 2006, Petrobras Energía sold its rights and obligations in Refugio Tupungato y Atmisqui areas. As a result of this transaction Petrobras Energía recognized a gain of 85 in Other Income (expenses), net (Note 17.d).
Recoverability of investments in Argentina’s oil and gas areas
As of December 31, 2005, following the changes in the outlook for the gas industry in Argentina, the Company recognized a gain of 44 related to the reversal of impairment allowances. This new scenario takes into account the regulatory changes adopted by the Argentine Government to restore the sector’s profitability. In addition, as a result of the decline in reserves, mainly derived from the technical revision of ongoing projects, the book value of certain oil and gas assets was written down to their recoverable value, which resulted in a loss of 132. The net effect of both adjustments were presented in Other Income (expenses), net (Note 17.d).

Operations in Ecuador
Recoverability of investments
As from 2006, and with special emphasis during 2007, the Ecuadorian Government has put forward major tax and regulatory amendments, which particularly focused on the hydrocarbons industry.
Among other measures, in April 2006 the Ecuadorian Government approved an Amendment to the Hydrocarbons Law (Law No.42/2006) which recognizes in favor of the Ecuadorian Government a minimum 50% interest in the extraordinary revenue from increases in the sales price of Ecuadorian crude oil (average monthly effective FOB sales price) with respect to the average monthly sales price for this crude oil as of the date of execution of the relevant agreements, stated in constant values as of the month of the calculation.
On October 18, 2007, the President of the Republic of Ecuador issued an Amendment to the Regulating Provisions of Law 42/2006, which introduced changes to the Hydrocarbons Law, under which as from October 18, 2007 the Government’s interest in the extraordinary revenues from crude oil price was increased to 99%, reducing the oil companies’ interest to 1%.
In addition, on December 28, 2007, the Constitutional Assembly approved the Tax Equality Law, which became effective on January 1, 2008. This law introduces a major tax reform and makes progress on the creation of new taxes.
Petrobras Energía and the Ecuadorian Government are renegotiating their relationship under the participation agreements governing exploitation of Blocks 18 and 31.
The combination of these changes — the scope of some of which has not yet been definitively established — have materially modified the conditions set forth at the time of execution of the respective participation agreements, adversely affecting the profitability evaluation of ongoing projects in Ecuador, with the ensuing negative impact on the assessment of their recoverability. Accordingly, as of December 31, 2007, the Company recorded an impairment allowance of 759 to write the book value of Ecuador’s assets down to their probable recoverable value. In estimating the related recoverable value, the Company included the impact of the estimated net deficit from the transportation capacity contract with Oleoducto de Crudos Pesados Ltd.
License of Block 31
A large part of Block 31 is located in Parque Nacional Yasuní, a highly-sensitive environmental area located in Ecuador’s Amazon area, which is part of the areas belonging to the National Heritage of Natural Areas, Protective Forests and Vegetation.
In August 2004, the Ecuadorian Ministry of the Environment approved the Environment Management Plan for the development and production of Block 31 and granted an environmental license for the Nenke and Apaika fields for the project of the construction phase. In addition, in August 2004, the Ministry of Energy and Mining approved the Block 31 development plan, which started the 20-year exploitation period. The concession agreement in Block 31 contemplates freely produced crude oil availability.
On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní) and denied us entrance to Parque Nacional Yasuní. This suspension prevented us from continuing the development works in Block 31. Petrobras Energía Ecuador submitted changes to the Block 31 development plan and a new environmental impact study, which was approved in December 2006, to the Ministry of the Environment and the Ministry of Energy and Mining. In October 2007, the Ministry of the Environment revoked the environmental license issued in 2004 and in October 2007 granted a new environmental license.
On November 6, 2007, the Ministry of Energy and Mines approved the first amendment to the Development Plan for the Apaika-Nenke field in Block 31 in the Amazon Region of Ecuador. As of the date of issuance of these financial statements, Petrobras Energía Ecuador has filed for the forestry license and is in compliance with the obligations contemplated in the 2007 environmental license.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)
In relation with the development and exploitation of Blocks 31 and 18, the Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.
The type of transportation agreement is “Ship or Pay”. Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others. As of December 31, 2007 this figure amounted to US$ 2.10 per barrel.
The costs for the transportation capacity are billed by OCP and charged to expenses monthly. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is recorded in the “Other operating expenses, net” line (Note 17.c).
The Company estimates that during the effective term of the “Ship or Pay” transportation agreement the crude oil produced will be lower than the committed transportation capacity. This presumption is based on the current assessment of the potentiality of the Block 31’s reserves and on its estimated progress for development. Considering this situation, and for the purpose of mitigating the resulting effects, the Company negotiates committed transportation capacity volumes periodically. As of December 31, 2007, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels a day from July 2004 to January 2012 and 16,000 barrels a day during two years starting from May 2006). The net deficit impact is considered for the purpose of analyzing the recoverability of the assets in Ecuador.
In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of December 31, 2007 the Company issued letters of credit for a total amount of about US$ 106 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.
Agreement with Teikoku Oil Co. Ltd.
In January 2005, Petrobras Energía entered into a preliminary agreement with Teikoku whereby, after obtaining approval from the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of its rights and interest in Blocks 18 and 31 and Teikoku will assume the payment of 40% of the crude oil transportation agreement entered into with OCP.
On January 11, 2007 the Ecuadorian Ministry of Mining approved the agreement. As a result of such authorization, the parties are performing the necessary formalities, including obtaining the amendments to these participation agreements that must be subscribed by Petroecuador, for Teikoku to be included as partner in such agreements.
Once these amendments have been made, the economic terms and conditions of the aforementioned transaction will become effective.
Operations in Venezuela
In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to review the thirty-two operating agreements signed from 1992 through 1997 by PDVSA’s affiliates with oil companies, including the agreements signed with Petrobras Energía, through its subsidiaries and affiliates in Venezuela, to operate the Oritupano Leona, La Concepción, Acema and Mata production areas. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies, in which the Venezuelan Government would hold a share of over 50% through PDVSA.

In March 2006, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed Memoranda of Understanding (MOU) with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) for the purpose of migrating the operating agreements. The MOUs provided that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government. The MOUs established that the migration would have economic effects as from April 1, 2006. As a consequence of the foregoing, the direct and indirect equity interest of Petrobras Energía in the mixed companies operating the areas Oritupano Leona, La Concepción, Acema and Mata amount to 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Energía’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since the requirements for the recognition of such credit had been met, as of December 31, 2006, the Company recognized the related receivable at its estimated recoverable value, which amounted to 180.
In August 2006, conversion agreements were entered into under terms and conditions consistent with those set forth in the MOUs. Subsequently, Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. were organized and registered with the Public Registry of Commerce of Venezuela, the Venezuelan Executive Branch issued the related decrees for the transfer of rights, and the shareholders made the required capital contributions. Between December 2006 and March 2007, following the transfer of the vendor agreements and the employees, among others, the transfer of operations to the mixed companies was completed and they started operating.
In accordance with the corporate and governance structure established for the mixed companies, as from April 1, 2006, the Company discontinued the consolidation of assets, liabilities, income and cash flows of the Venezuelan operations on a line by line basis. Accordingly, the Company’s interest in the shareholders’ equity and related net income are now presented as a long term investment and equity in earnings of subsidiaries, respectively.
The new operating conditions prevailing as from the conversion of the operating agreements had an adverse impact on the recoverable value of the Company’s assets in Venezuela. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. Decreases in crude oil prices, fluctuations in the economy and measures adopted by the Venezuelan Government and/or a more limited approach for the development of the reserves of such companies could adversely affect the evaluation of the recoverability of the investments in the mixed companies and, consequently, the Company’s income. As a result of the changes in the foregoing variables, in the years ended December 31, 2007, 2006 and 2005, the Company recorded writedowns of 33, 186 and 424, respectively related to its assets in Venezuela.
In addition, since to date projects for the use of the credit recognized by CVP have not been materialized, the efforts to transfer such credit to third parties have not been successful, and other alternative uses of the credit cannot be anticipated, as of December 31, 2007, the Company wrote down the carrying value of the credit to zero resulting in an impairment charge of 181. As of December 31, 2007, the carrying value of the Company’s direct and indirect interest in the mixed companies, net of writedown allowances, amounts to 2,564.
During the third quarter of 2007, Petrobras Energía received cash dividends from Petroritupano S.A. and Petrowayú S.A. in the amount of 149 (Note 9.c).

7. Credit risk
The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.
Sales for the year ended December 31, 2007, were mainly performed to Petrobras International Finance Co. and Petróleos del Perú — Petroperú S.A., representing about 14% and 8%, respectively, of total sales for the year, before deducting export withholdings.
Sales for the year ended December 31, 2006, were mainly performed to Petróleos del Perú — Petroperú S.A., Petrobras International Finance Co., Petróleos de Venezuela S.A., and ENAP, representing about 8%, 4%, 3% and 3%, respectively, of total sales for the year, before deducting export withholdings.
Sales for the year ended December 31, 2005, were mainly performed to Petróleos de Venezuela S.A., Petróleos del Perú — Petroperú S.A., Petrobras International Finance Co. and Empresa Nacional del Petróleo de Chile (“ENAP”), representing about 7%, 4%, 4% and 3%, respectively, of sales for the year, before deducting export duties.
As a result of the Company’s business and sale locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers that such diversification makes the credit risk moderate. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.
8. Inventories
The breakdown of current and non-current inventories is as follows:

	2007		2006

	Current	Non-current	Current	Non-current

Crude oil stock	186	—	167	—
Raw materials and materials	221	101	161	82
Work in progress and finished products	560	—	466	—
Advances to suppliers	192	—	67	—
Other	23	—	28	—
Allowance for inventories’ obsolescence (Note 13)	—	(1)	(1)	(1)

	1,182	100	888	81

9. Investments, equity in earnings of affiliates and dividends collected
The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:
a) Investments

	2007		2006
		Book	Book
Name and issuer	Cost	value	value

Current:

Government securities	5	5	7
Certificates of deposit	757	757	1,038
Mutual funds	331	331	225
Related companies (Note 18)	—	—	—
Citelec S.A. (Note 9.V)	—	—	202
Yacylec S.A. (Note 9.V)	—	—	13
Hidroneuquén S.A. (Note 9.V)	—	—	26
Allowance for impairment of investments (Note 13)	—	—	(35)
Other	1	1	3

	1,094	1,094	1,479

Non-current:

Government securities	1	1	1
Loans to joint venture partners in Venezuela	239	239	268
Related companies (Note 18)	143	143	147
Equity in affiliates (Note 22.b)	2,984	3,306	3,559
Allowance for impairment of investments (Note 13)	—	(419)	(351)
Other	—	—	6

	3,367	3,270	3,630

b) Equity in earnings of affiliates

	2007	2006	2005

Petrobras Bolivia Refinación S.A.	31	82	54
Coroil S.A.	(2)	—	—
Oleoducto de Crudos Pesados Ltd.	(1)	6	2
Inversora Mata S.A.	(7)	3	(7)
Oleoductos del Valle S.A.	3	8	4
Petrolera Entre Lomas S.A.	30	33	27
Petroquímica Cuyo S.A.I.C.	21	15	7
Refinería del Norte S.A.	44	32	47
Transportadora de Gas del Sur S.A.	—	—	18
Petroritupano S.A.	55	15	—
Petroven-Bras S.A.	(1)	(2)	—
Petrowayú S.A.	2	29	—
Petrokariña S.A.	1	(3)	—
Citelec S.A.	—	—	136
Other	—	1	(7)

	176	219	281

c) Dividends collected

	2007	2006	2005

Petrobras Bolivia Refinación S.A.	60	76	1
Petroquimíca Cuyo S.A.I.C.	6	5	7
Petrolera Entre Lomas S.A.	19	22	16
Oleoductos del Valle S.A.	5	7	6
Refinería del Norte S.A.	19	—	39
Oleoductos de Crudos Pesados Ltd.	6	6	—
Petroritupano S.A.	82	—	—
Petrowayú S.A.	67	—	—
Yacylec S.A.	—	—	3

	264	116	72

I. Investment in companies over which joint control or significant influence is exercised and which are subject to transfer restrictions:
a) Distrilec:
Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).
In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement. This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.
On February 27, 2007, Petrobras Energía contributed to Petrobras Electricidad de Argentina S.A (“PEDASA”) 179,301,752 common shares of Distrilec, representing 36% of the capital stock of such company. On the same date, Petrobras Energía Internacional S.A. made a contribution of 12,278,876 common shares of Distrilec to PEDASA, representing 2.5% of Distrilec’s capital stock. PEDASA’s Board of Directors accepted the contributions made by Petrobras Energía S.A. and Petrobras Energía Internacional S.A. in shares of Distrilec in the amount of 500. PEDASA’s Special Shareholders’ Meeting held on February 27, 2007 approved the capital stock increase, capitalizing the contributions made by the shareholders.
As of December 31, 2007, equity interest in PEDASA is valued at 405, which includes 132 attributable to adjustments to eliminate intercompany results.

b) CIESA:
Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell their Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.
II. Situation of the interests in public utility companies
The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies. Particularly, the tremendous effect of the devaluation, within a context of remained fixed revenues, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of such companies, as well as their ability to comply with certain loan agreement clauses.
During 2002, TGS and its controlling company CIESA suspended the payment of their financial debts. In December 2004 the process involving restructuring of TGS’ financial debt was completed. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors. The materialization of the restructuring is subject to certain approvals by the regulatory authorities. CIESA has prepared its financial statements assuming that it will continue as a going concern, therefore, those financial statements do not include any adjustment or reclassifications that might result from the outcome of the uncertainties arising from such debt restructuring process.
The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of P$ 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.
On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy renegotiate the agreements executed with public utility companies. The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003. This agency reports to the Ministries of Economy and Production, and of Federal Planning, Public Investment and Services. The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments, among other things.
In July 2004, the UNIREN made a proposal to TGS in order to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007 and the waiver by TGS and its shareholders to claims based on the emergency situation under Law No. 25,561 before the agreement effective date, and to hold the Argentine Government harmless against any claim that may proceed based on the same grounds.
Considering that the proposal did not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005.
On April 27, 2005, the public hearing called by the UNIREN was held to analyze the proposal made on July 2004. During such meeting, the UNIREN repeated its 10% increase proposal and proposed to bring forward the comprehensive rate review process so that the new rate charts would take effect during 2006. TGS stated which features of the original proposal should, in its opinion, be improved and that it was willing to continue negotiating its terms.
In June and November 2005, TGS received two new proposals from the UNIREN, which were made in conformity with the previous one and incorporated as a new requirement that TGS and its shareholders shall waive any future claim related to the PPI rate (United States Producer Price Index) adjustments that were not applied in 2000 and 2001. TGS answered these proposals and stated that the original 10% increase was not sufficient and, jointly with Petrobras Energía, agreed not to make any claims and file any appeals and actions in an arbitration tribunal or an administrative or judicial court in Argentina or abroad, provided that a renegotiation agreement was reached. In addition, the other shareholder in CIESA (ENRON), which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (ICSID), reported that they would only consider waiving their claims if they were fairly compensated. During 2006, the UNIREN submitted two proposals to TGS with guidelines identical to those established in previous proposals, but there was not a big progress in the pricing adjustment.

In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, they shall be the substantive basis for amending the concession agreement.
The document established that as from the execution of the letter of understanding through June 30, 2006, a complete rate review would be performed, which would allow fixing a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec’s ability to modify its equity interest or sell its shares in Edesur.
As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.
The Memorandum of Agreement (MOA) was ratified by the Executive Branch on December 28, 2006. According to the ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007.
As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on the aforementioned distribution costs for the execution of a work plan. In addition, the ENRE authorized to apply to the aforementioned costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA. The ENRE provided that the amounts resulting from the application of the Interim Rate Schedule for consumptions accrued between November 1, 2005 and January 31, 2007, be invoiced in 55 equal and consecutive installments. Edesur estimated these amounts at 237.
Subsequently, Resolutions No.1838/2007 issued by the Secretary of Energy and No. 867/2007 of the ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable to sales as from May 2007.
In January 2008, Law No.26.339 extended until December 31, 2008 the term to renegotiate contracts for public works and utilities.
As of December 31, 2007 the book value of the equity interests in CIESA and Distrilec amounted to 218 and 560, respectively (net of the adjustments made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company of (227) and (90), respectively, and 50 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).
As of December 31, 2006, the valuation of the equity interests in CIESA and Distrilec amounted to 210 and 509, respectively (net of the adjustments made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company of (239) and (104), respectively, and 56 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).
As of December 31, 2005, the valuation of the equity interests in CIESA and Distrilec amounted to 142 and 546, respectively (net of the adjustments made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company of (249) and (113), respectively, and 83 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).

As of December 31, 2007, 2006 and 2005 the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section III).
The book value of the equity interests does not exceed their recoverable value. To estimate the recoverable value of the investment in CIESA, the Company’s Management privileges the measure regarding the listed price of TGS’s shares, as it considers that the use of the related values in use is severely subject to the uncertainties of the continuity of the rate renegotiation process with the Federal Government and CIESA’s financial debt renegotiation. In estimating the respective cash flows, which is necessary for estimating the values in use, this uncertain situation entails structuring and analyzing several possible scenarios for future projections, weighing extremely subjective likelihood of occurrence, which condition the appropriateness and reliability of the resulting values.
III. CIESA’s Master Settlement Agreement and Mutual Release Agreement
In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron would reciprocally waive any claming right arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS. The terms of the Master Agreement included the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004. In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement established certain share transfers in two successive steps.
As a first instance, and after the relevant regulatory authorities’ approvals, on August 29, 2005, Enron transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A., transferred Class B shares of TGS (representing 7.35% of TGS’s capital stock) to Enron.
In a second stage, pursuant to the terms of CIESA’s financial debt refinancing agreement entered into in September 2005, once the appropriate approvals are obtained from Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (Anti-trust authorities), CIESA will deliver about 4.3% of the Class B shares of TGS to its financial creditors as a partial debt repayment. These shares will be, afterwards, transferred to Enron in exchange for the 10% remaining shares held by the latter in CIESA. Creditors will capitalize the financial debt balance.
The records were sent by the National Gas Regulatory Entity to the UNIREN to expedite a decision in any matter within its jurisdiction. It concluded on January 2007, and subsequently forwarded them to the Attorney General’s Office requesting that a decision be taken regarding matters under its jurisdiction and stating that from the regulatory standpoint there were no objections to authorizing the transaction as requested.
Once the debt restructuring is completed (Note 10.IV), considering that in addition to the share transfers mentioned above the fiduciary ownership of the shares held in CIESA by the trust fund will be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and new shares will be issued for the benefit of creditors, CIESA’s capital stock structure will be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.
Considering the progress made in renegotiating CIESA’s debt and the favorable expectations regarding its outcome, which would result in an increased value of the equity interest in CIESA, the Company computed the book value of the interest in TGS transferred to Enron as part of the valuation of its equity interest in CIESA, which is presented as non-current investment.

IV. Petrobras Energía’s corporate reorganization
On January 21, 2005, the Special Shareholders’ Meeting of Petrobras Energía, Eg3 S.A. (“Eg3”) and Petrobras Argentina S.A. (“PAR”), and the Special Partners’ Meeting of Petrolera Santa Fe S.R.L. (“PSF”), in their respective meetings, approved the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without liquidation. The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies were considered incorporated into Petrobras Energía. On March 3, 2005, the final merger agreement was subscribed. On June 28, 2005, the CNV (Argentine Securities Commission) approved the merger and authorized the public offering of Petrobras Energía’s shares. On September 16, 2005, the merger was registered in the Public Registry of Commerce.
As the result of the merger, (a) Petrobras, owner of a 99.6% equity interest in EG3 and 100% equity interest in PAR and PSF through its subsidiary Petrobras Participaciones SL, received, through such subsidiary, 229,728,550 new shares of class B stock in Petrobras Energía, with a nominal value of Argentine Pesos 1 each and entitled to one vote per share, representing 22.8% of capital stock, and (b) Petrobras Energía Participaciones’ ownership interest in Petrobras Energía decreased from 98.21% to 75.82%. After the merger, the new capital stock of Petrobras Energía was set at 1,009,618,410.
Although Argentina GAAP and IFRS, which are applied on a supplemental basis, refer to business combinations, they do not deal with such transactions when carried out among companies of the same economic group. IFRS establishes that in cases where a situation or topic is not covered by an International Accounting Standard or IFRS, management could consider other standards-issuing institutions’ pronouncements that apply similar frameworks, as well as other accounting literature and general practices accepted by different sectors of activity, insofar as they are not inconsistent with IFRS framework.
In this regard, taking into account that the Company’s “Class B” shares are listed on the New York Stock Exchange, the accounting standards effective for this market (Statement of Financial Accounting Standard No 141) set forth that the merger between entities under common control be accounted for using the pooling-of-interest method.
Petrobras Energía recorded the effects of the corporate reorganization in accordance with the pooling-of-interest method. According to this method, the assets, liabilities and components of the shareholders’ equity of the transferring entities were recognized in the combined entity based on their carrying amounts as of the effective merger date.
V. Equity interest sales
• Hidroneuquén S.A.
On January 17, 2007, Petrobras Energía entered into a stock purchase agreement with a consortium composed of Merril Lynch, Pierce, Fenner & Smith Inc. and Sociedad Argentina de Energía S.A., for the sale of its 9.19% equity interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock. The stock purchase price provided under the terms and conditions of the agreement was US$ 15 million, implying a gain of 23, recorded in “Other income (expenses), net” (Note 17.d).
• Petrobras Bolivia Refinación S.A.
In May 2006, the Bolivian Government issued Supreme Decree No. 28,701, thus establishing what it calls “the nationalization of oil and gas” of the country.
The abovementioned decree also provided that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provided, among others, the necessary actions to be taken for YPFB to control at least 50% plus one share in a group of companies, among which was Petrobras Bolivia Refinanción S.A.
Within this framework, on June 25, 2007, Petrobras Energía S.A. through its subsidairy Petrobras Energía Internacional S.A. signed an agreement for the sale to YPFB of its interest in Petrobras Bolivia Refinación S.A. The sale price amounted to US$ 55 million, generating a gain of 44 recorded in “Other income (expenses), net” (Note 17.d).

• Compañía Inversora en Transmisión Eléctrica S.A. (Citelec)
In compliance with the commitment to divest Citelec assumed by Petrobras Energía S.A. upon the approval — on July 19, 2007- by the Comisión Nacional de Defensa de la Competencia (the Argentine antitrust authorities) of the purchase by Petrobras Participaciones S.L. of the shares representing the majority of the capital stock of Petrobras Energía Participaciones, Petrobras Energía entered into an agreement to transfer its 50% equity interest in Citelec to Energía Argentina S.A. (“Enarsa”) and Electroingeniería S.A. on a 50/50% basis. In December 2007 the pertinent approvals were granted by the regulatory agencies and authorities and all other terms and conditions to which the transaction was subordinated were fulfilled.
The sale was carried out at a fixed price of US$ 54 million, plus an earn-out related to the results of the comprehensive tariff revision to be determined for its subsidiaries Compañía de Transporte en Energía Eléctrica en Alta Tensión Transener S.A. and Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A., applicable through June 30, 2008. As of December 31, 2007 no significant gains or losses were recorded as a result of the divestment.
As of December 31, 2006 and 2005, the equity interest in Citelec was carried at 167 and 143, respectively, including (86) in both fiscal years for adjustments made to conform to the Company’s valuation methods. As of December 31, 2006 and 2005, the investment in Citelec was presented net of an impairment allowance of 35.
• Yacylec S.A.
On July 19, 2007, Petrobras Energía signed with Electroingeniería S.A. a stock purchase agreement for the sale of its 22.22% equity interest in Yacylec S.A., which was approved by ENRE in December 2007. The sale was performed at a fixed price of US$ 6 million, generating a gain of 16 recorded in “Other income (expenses), net” (Note 17.d).
• Petroquímica Cuyo S.A.I.C.
On December 31, 2007, Petrobras Energía entered into a stock purchase agreement with Admire Trading Company S.A. and Grupo Inversor Petroquímica S.L. for the sale of its 40% equity interest in Petroquímica Cuyo S.A.I.C. The selling price was US$ 32 million, resulting in a gain of 40, recorded in “Other income (expenses), net” (Note 17.d).
• Petrobras de Valores Internacional de España S.L. (PVIE)
In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is a 99.79% interest in the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional — Braspetro B.V. in the amount of US$ 423.3 million, plus a contingent consideration to be defined by the parties if a commercially viable discovery is made at the Kinteroni prospect in Lote 57 (Note 25.a).
As of December 31, 2007, the transaction resulted in a gain of 1,014 recorded in “Other income (expenses), net” (Note 17.d).
Pursuant to the terms and conditions of the stock purchase agreement, the parties agreed to share the power and authority to define and direct PVIE’s operating and financial policies (Note 2.a).

10. Financing
The detail of financial debt as of December 31, 2007 and 2006, is as follows:

	2007		2006
	Current	Non-current	Current	Non-current
Financial institutions	1,071	428	1,186	869
Notes	545	4,372	1,434	3,079
Related companies (Note 18)	306	630	26	768

	1,922	5,430	2,646	4,716

I. Petrobras Energía’s Global Program up to U$S 2.5 billion of nonconvertible notes
Petrobras Energía S.A. maintains a global corporate bond program, for the term of five years as from May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$2.5 billion or its equivalent in other currency.
The establishment of the Program was authorized by the CNV through Certificate No. 202, dated May 4, 1998, Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003.
As of December 31, 2007, the following classes of corporate notes under this program remained outstanding:
•	Class H, for a face value of US$181.5 million maturing in May 2009, at a 9% annual rate.

•	Class I, for a face value of US$349.2 million maturing in July 2010, at a 8.125% annual rate.

•
Class N, for a face value of US$97 million, with principal amortized in two installments, the first — equivalent to 9.9099% of face value — settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at LIBOR for a period of six month plus 1%.

•
Class Q, for a face value of US$3.81 million, with two principal amortization installments: the first equivalent to US$0.381 million settled on the same day of issuance, April 25, 2003, and the remaining in April 2008, at an interest rate of 5.625%.

•	Class R, for a face value of US$200 million, maturing in October 2013, at a 9.375% annual rate.

•
Class S, for a face value of U$S 300 million, maturing in May 2017, at a 5.875% annual rate. Interest is payable semiannually and principal will be repaid in a single installment at maturity. Class S notes are supported by a Standby Purchase Agreement provided by Petrobras, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Energía in connection with Class S notes, Petrobras shall purchase the rights of noteholders to receive payments.

The proceeds from the issuances of the corporate notes under the Global Program were used to refinance liabilities, increase working capital, and perform capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.
Liabilities arising from the issuances are disclosed net of the unaccrued portion of the issuance discount. The incurred costs for such issuances were deferred at the time of each issuance and are included in Prepaid expenses and interests within the “Other receivables” account.

II. Cross default clauses
Valid notes include cross default clauses, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.
As of the date of these consolidated financial statements, Petrobras Energía has complied with all terms and conditions contained in the note agreements.
III. Edesur indebtedness
Edesur maintains a global corporate bond program for the term of five years as from October 14, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$450 million or its equivalent in other currency.
As of December 31, 2007, the following classes are outstanding under such global program:
•
Class 6 for a face value of 80, at a minimum 4% variable interest rate p.a. calculated on the basis of a reference rate published by the Central Bank of Argentina (“BCRA”), plus a 3% differential margin p.a. As of December 31, 2007, 20 remain outstanding under this class.

•	Class 7 for a face value of 165, with five semiannual principal repayments of 33 as from June 2010, at an interest rate of 11.75% p.a.
Proceeds from the issuances have been applied to refinancing liabilities and improving working capital.
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
As of the date of these consolidated financial statements Edesur has complied with all terms and conditions contained in the loan agreements.
IV. CIESA and TGS indebtedness
Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 9.II “Situation of the interest in public utility companies”), CIESA did not pay at maturity, in April 2002, neither the principal and the last interest installment nor its cap and collar agreements. Consequently, CIESA’s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$281 millions, has been disclosed in the “Short-term debt” line.
In September 2005, CIESA signed an agreement to restructure its financial debt with all its financial creditors. In view of the agreement reached, CIESA refinanced the debt for an amount of about US$23 million at a 10-year term and, once approvals are obtained from the Argentine Gas Regulatory Agency and the Argentine Committee for Competition Defense, it will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares and will capitalize the remaining debt by issuing shares in favor of creditors. CIESA’s financial statements were prepared using the on going concern basis of accounting and therefore such financial statements do not include any adjustment or reclassification that may derive from the resolution of uncertainties resulting from the debt restructuring process.
As of December 31, 2007, TGS’s financial debt is mainly attributable to the issuance of notes in the amount of US$500 million under the 2007 Global Program, for an amount of up to US$650 million, authorized by the CNV on January 18, 2007.

Between May and June 2007, TGS successfully concluded the refinancing of its debt through the issuance of US$500 million notes under the 2007 Global Program, and the prepayment of its previous debt through an offer for the purchase of notes, redemption of notes not subject to the purchase offer and prepayment of loans with the Inter-American Development Bank.
Notes are due May 14, 2017 and bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four yearly, equal and consecutives installments of US$125 million each, from May 14, 2014.
Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of covenants, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distributions. As of the date of these financial statements, TGS has complied with the above mentioned covenants.
V. Detail of long-term debt
Long-term debt as of December 31, 2007 is made up as follows:

Type	Amount	Currency	Annual interest rate

Financial institutions
	144	US$	Libo+1,19%
	51	US$	8.75	%(*)
	38	US$	Libo+0.925%
	30	US$	5.00%
	15	US$	Libo+1.65%
	150	US$	Libo+1%

Related companies (Note 18)	630	US$	7.22%

Notes
Class I	1,100	US$	8.125%
Class S	945	US$	5.875%
2007 Global Program (TGS)	788	US$	7.875%
Class R	630	US$	9.375%
Class H	572	US$	9.00%
Class N	257	US$	Libo+1%
Class 7 (Edesur)	80		$11.75%

	5,430

(*)	Average rate.

The maturities of long-term debt as of December 31, 2007 are as follows:

From 1 to 2 years	686
From 2 to 3 years	1,261
From 3 to 4 years	375
From 4 to 5 years	81
Over 5 years	3,027

5,430

11. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)
Through Resolution No. 712/04, the Energy Department created the FONINVEMEM I for the purpose of granting creditors an incentive to invest in wholesale electricity market (WEM) for increasing the supply of electrical power generation in Argentina. Through Resolution No.564/07, the Secretary of Energy requested WEM agents to participate in FONINVEMEM II with the purpose of complementing financing of FONINVEMEM I.
The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the sales price of energy and the variable generation cost. The total contribution by all wholesale electric market private creditors is estimated at US$816 million, of which Petrobras Energía contributed US$55 million.
On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Energía and other WEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each. Commercial operations in open cycle commenced in 2008, and are expected to commence in combined cycle in 2009. Construction costs of both plants are estimated at approximately US$1,300 million to be funded with the contributions to FONINVEMEM I and II, and the remaining balance with an additional specific charge imposed to users and with contributions to be made by the National Government.
For the purposes of purchasing of equipment and the construction, operation and maintenance of the power plants, two trust funds were created within the scope of CAMMESA. The funds related to FONINVEMEM and the specific charge will be deposited with the trust funds. Procurement of the equipment, construction, operation and maintenance of each power plant will be performed by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will act as agents of the respective trust funds. These power plants will enter into electricity supply agreements with CAMMESA for a term of 10 years for the 80% of the energy generated, at a price that will allow to cover costs and FONINVEMEM reimbursements, the companies being able to freely dispose of the remaining 20% of the energy generated. Upon expiration of the supply agreements, ownership of the assets held in trust will be transferred to the power generation companies.
Petrobras Energía, as well as the other WEM creditors, will be reimbursed the amounts contributed to FONINVEMEM I, converted into US$ and adjusted at a rate of LIBO + 1% p.a., in 120 monthly installments out of the funds received from the trusts during the effective term of the supply of energy agreement entered into with CAMMESA.
Resolution No. 564/07 provided for three alternatives for the reimbursement of the contributed funds. Those who only participate in FONINVEMEM II would choose to either: (i) be reimbursed, converted into US dollars and adjusted at a rate of LIBO + 2% p.a., in 120 monthly installments, without any equity interest in the new power plants or (ii) withdraw all funds contributed to FONINVEMEM II and apply them to new power generation projects under the condition of, at least, quadruplicating the original contribution to FONINVEMEM II with the new investment, in which case the amounts will be disbursed as from April 2008 based upon work progress. The third alternative applies to those additionally choosing to participate in the remaining financing for the construction of the power plants, in which case funds contributed will be reimbursed to participants under the same terms as those stated for FONINVEMEM I and will additionally receive an equity interest in the new power plants.

12. Current and deferred income tax
The Company’s income tax expense and deferred tax balances are comprised as follows:

	2007	2006	2005
Income tax for the year
Current	(414)	(296)	(148)
Deferred	(80)	(169)	(63)

Total income tax	(494)	(465)	(211)

	2007		2006
Deferred tax
Deferred tax assets
Tax loss carryfowards	361		1,304
Property, plant and equipment	266		—
Reserve for contingencies	95		90
Pension plan obligations	19		11
Equity interest in affiliates	34		55
Other	134		60

Valuation allowance (Note 13 and 17)	(702	)(3)	(1,209	)(3)

Deferred tax liabilities
Property, plant and equipment	(1,073)		(1,207)
Prepaid expenses	(6)		(6)
Equity interest in affiliates	(322)		(237)
Other	(26)		(1)

	(1,220	)(1)	(1,140	)(2)

(1)	207 are included in the non-current “Other receivables” line and 1,427 in the non-current “Taxes payable” line.

(2)	311 are included in the non-current “Other receivables” line and 1,451 in the non-current “Taxes payable” line.

(3)
Management evaluates the recoverability of tax loss carryforwards and the remaining differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversions of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

The reconciliation of the income tax at the statutory rate of 35% to the tax provision (before taxes and the minority interest in the subsidiary’s income), is as follows:

	2007	2006	2005

Income before income tax and minority interests in subsidiaries’	1,344	1,954	1,228
Statutory tax rate	35%	35%	35%

Income for the year at statutory tax rate	470	684	430
Permanent differences at income tax rate
- Equity in earnings of affiliates	233	(146)	(138)
- Change in valuation allowance	(507)	(233)	(61)
- Non-deductible expenses in foreign subsidiaries	(67)	29	(14)
- Deconsolidation of companies	(103)	110	—
- Statute of limitation of tax losses carryfoward	449	—	—
- Other	19	21	(6)

	494	465	211

Tax loss carryforward and deferred losses are comprised of and may be used through the dates indicated below:

Items	2007	2006	2005

General tax loss carryforward	361	1,304	1,573
Deferred losses	—	—	85

	361	1,304	1,658

Use up to	2007	2006	2005
2007	—	1,006	1,631
2009	238	194	12
2010 onwards	123	104	15

	361	1,304	1,658

13. Contingencies, allowances and environmental matters

	Balances at					Balances
	the beginning					at the end
Account	of the year	Increase		Decrease		of the year

Deducted from assets:

Current
For doubtful accounts	110	6	(1)	(2)		114
For other receivables (Note 17.a)	92	187	(2)	—		279
For Inventories’ obsolescence (Note 8)	1	—		(1	)(1)	—
For impairment of investments (Note 9.a)	35	—		(35	)(3)	—

	238	193		(38)		393
Non-current
For other receivables (Note 17.a)
Tax loss carryforwards	1,154	—		(815	)(4)	339
Other	55	389	(4)	(81	)(4)	363
For other tax credits (Note 17.a)	46	5	(5)	—		51
For impairment of investments (Note 9.a)	351	68	(6)	—		419
For property, plant and equipment	355	759	(7)	(52	)(8)	1,062
For Inventories’ obsolescence (Note 8)	1	—		—		1

	1,962	1,221		(948)		2,235

2007	2,200	1,414		(986)		2,628

2006	2,427	55		(282)		2,200

Included in liabilities:

Current
For contingencies
Labor and commercial contingencies	95	79		(50)		124

	95	79		(50)		124
Non-current
For contingencies
Labor and commercial contingencies	85	63		(62)		86

	85	63		(62)		86

2007	180	142	(9)	(112	)(10)	210

2006	151	29		—		180

Movements of reserves for contingencies and allowances are as follows:

(1)	Recorded in “Financial income (expenses) and holding gain (losses)”

(2)	It includes 181 recorded in “Other income (expenses), net” and 6 in “Financial income (expenses) and holding gain (losses)”

(3)	Effect of the sale of the equity interest in Citelec S.A. (Note 9.V)

(4)	The net effect was recorded in the “Income tax” caption

(5)	Recorded in “Other operating expenses, net”

(6)	Recorded in “Other income (expenses), net”

(7)	Recorded in “Other income (expenses), net” (Note 17.d)

(8)	Recorded in “Cost of sales” as “Depreciation of property, plant and equipment”

(9)	It includes 48 recorded in “Cost of sales”, 24 in “Other income (expenses), net”, 26 in “Financial income (expenses) and holding gain (losses) and 44 reclassified from non-current

(10)	It includes 68 of applications and 44 reclassified to current

a) Environmental matters
The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Energía Participaciones’ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including remediation commitments assumed. The Company has not incurred any material pollution liabilities as a result of its operations to date. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Participaciones’ business.
b) Value-added tax on operations in Ecuador
On December 12, 2006, EcuadorTLC S.A. signed with the Ecuatorian Tax Authority (SRI), the Attorney General’s Office (Procuradoría General del Estado) and Petroecuador, a Memorandum of Agreement for the quantification and assessment of the VAT paid on the acquisition of goods and services for the exploration and production of hydrocarbons in the Block 18. The agreement provides the basis for the refund of credits accrued. This criterion will be effective until the parties renegotiate the share of the block production for the application of such tax.
Since as of the date of these consolidated financial statements the Company has not started similar negotiations relating to the refund of tax credits for VAT in connection with Block 31, and in spite of considering that the Company is entitled to such refund, whether by the SRI or by renegotiating its share of oil production, since at the time of determining the respective shares in of oil production in the block the export of goods and the rendering of services were not subject to VAT, as of December 31, 2007 the Company recorded an allowance of 51 related to these receivables.
c) Amendment to Ecuador’s Hydrocarbons Law
As of the date of issuance of these consolidated financial statements, EcuadorTLC S.A. maintains interpretative differences with the regulatory authorities regarding the Amendment to the Hydrocarbons Law (Law No. 42/2006).
In July 2006, the related regulating provisions of such law were published in the Official Gazette, upon which the Company’s subsidiary EcuadorTLC S.A. and Petroecuador set forth differences as to their respective interpretation. In order to put an end to the resulting uncertainty and at the petition of EcuadorTLC S.A., Petroecuador requested Ecuador’s Attorney General to issue a ruling in this respect.
On October 12, 2006 EcuadorTLC S.A. took notice of the Attorney General’s ruling, whereby the contracts that provided for the Government’s interest in extraordinary revenues from increases in crude oil price were exempted from the scope of the new law. Notwithstanding such opinion, in January 2007, Petroecuador submitted to EcuadorTLC S.A. a new calculation of the Government’s interest under the new law for the period from April to December 2006, contemplating in such computation the amounts that the Government was already entitled to receive on account of the increase in the price as specifically provided for in the operating agreement of the Palo Azul field (calculation contemplating deductions). EcuadorTLC S.A. paid in full the new amounts as computed by Petroecuador, which totaled US$26 million, and as from January 2007 decided to make the future periodic payments as required by Petroecuador.
Despite the opinion issued by Ecuador’s Attorney General and the payments previously made, in July 2007, Petroecuador submitted to EcuadorTLC S.A. a new calculation of the amounts payable by EcuadorTLC under Law No. 42/2006 related to the Palo Azul field from January to June 2007, this time without contemplating the deduction of the amount the Government was entitled to receive on account of the increase in the price provided for in the operating agreement of the referred field, demanding an additional payment of US$16 million. On July 27, 2007, EcuadorTLC S.A. requested Petroecuador’s President to reconsider the criterion applied in the recalculation and to apply the Attorney General’s criterion and the calculation method contemplating deductions used by Petroecuador itself.
On October 2, 2007, the Ministry of Mines and Oil notified EcuadorTLC S.A. that Petroecuador had been informed that the only binding criterion was that of the Attorney General issued in September 2006, as communicated to EcuadorTLC S.A. in October 2006. Consequently, the new calculation under Law No.42/2006 should have been performed contemplating deductions. The Ministry’s decision also made reference to the instructions given by Petroecuador’s President in January 2007 under which Petroecuador recalculated the payments for the year 2006 contemplating the foregoing deductions.

On October 19, 2007, the National Hydrocarbons Board (NHB) notified EcuadorTLC S.A. of a preliminary new recalculation disregarding deductions for the period from April 25 to December 31, 2006, plus interest, which implied an incremental charge of US$30 million. On October 22, 2007, EcuadorTLC S.A. notified the NHB of its disagreement with this new recalculation since it did not take into account the Attorney General’s opinion, the deductions contemplated by the Ministry of Mines and Oil in the notification dated October 2, 2007 addressed to EcuadorTLC S.A., or the calculation method used by Petroecuador’s President which contemplated the deductions as well.
On January 18, 2008, Petroecuador communicated to EcuadorTLC S.A. the existence of a debt amounting to US$66 million for the differences accumulated from April 2006 to December 2007 resulting from EcuadorTLC S.A.’s disregard of the deduction of those payments made under Law No. 42/2006.
Petroecuador has directed a new enquiry to the Attorney General regarding the calculation method under Law 42/2006. In the opinion of the legal advisors of EcuadorTLC S.A., the company has legal grounds to consider Petroecuador’s interpretation inappropriate and, therefore, these consolidated financial statements do not include any provision derived from this contingency.
d) Other issues
The Company maintains interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. The Company maintains no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

14. Contractual commitments, warranty bond, sureties and guarantees granted
The warranty bonds, sureties and guarantees as of December 31, 2007, which are not disclosed in the remaining notes, amount to 61.
The following table summarizes certain contractual commitments as of December 31, 2007.

	Payments due by period
		Less than 1			More than 5
	Total	year	1 — 3 years	3 — 5 years	years	Until
	(in millions of pesos)
Debt Commitments	5,925	1,443	1,874	399	2,209	2013
Purchase Commitments
Ship or pay agreement with OCP (1) (2) (6)	2,137	145	325	367	1,300	2018
Long-term service agreement (6)	1,304	426	486	166	226	2010
Petroleum services and materials (6)	2,054	567	398	402	687	2019
Ethylene (4)(6)	1,750	217	425	332	776	2015
Benzene (5)(6)	4,283	494	1,049	830	1,910	2015
Oil Purchase agreements for Refinery (6)	212	212	—	—	—	2008
Gas transportation capacity with TGS (3)	884	123	246	369	146	2014
Gas purchase agreements for Genelba (6)	41	31	10	—	—	2009

Pension Plan	126	13	23	25	65

Total	18,716	3,671	4,836	2,890	7,319

Sales Commitments
Natural gas	1,880	561	374	325	620	2018
Styrene	672	149	393	130	—	2009
Electric power	257	150	104	3	—	2011
LPG	175	142	22	11	—	2007
Oil sale agreement	2,390	1,654	736	—	—	2009

Total	5,374	2,656	1,629	469	620

(1)	Net of transportation capacity sold to third parties.

(2)	Estimated average price US$2.30 per barrel.

(3)	Estimated price P$7.9 million per millon of cubic meters.

(4)	Estimated average price US$806 per ton. Contractual prices are ind US Dollars. Peso amounts translated using exchange rate as of December 31, 2007.

(5)	Estimated price US$709 per ton. Contractual prices are in US Dollars. Peso amounts translated using exchange rate as of December 31, 2007.

(6)
Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2007 and may not reflect actual future prices of these commodities. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

The following table sets forth volume information with regard to the commitments under commercial contracts for which a fixed price has been agreed, for the years indicated below, as of December 31, 2007.

	Obligations by period
		Less than 1			More than 5
	Total	year	1 — 3 years	3 — 5 years	years
Purchase Commitments
Ship or pay agreement with OCP (in millions of barrels)	295	20	47	53	175
Ethylene (in thousands of tons)	689	55	131	144	359
Benzene (in thousands of tons)	1,919	154	365	400	1,000
Oil Purchase agreements for Refinery (in millions of barrels)	2	2	—	—	—
Gas transportation capacity with TGS (in millions of cubic meters)	7,869	1,095	2,190	3,285	1,299
Gas purchase agreements for Genelba (in millions of cubic meters)	262	197	65	—	—

Sales Commitments
Natural gas (in millions of cubic meters)	10,196	2,699	1,869	1,774	3,854
Styrene (in thousands of tons)	150	35	85	30	—
Electric power (in MWh)	2,337	1,390	928	19	—
LPG (in thousands of tons)	235	130	70	35	—
Oil sale agreement (in millions of barrels)	10	7	3	—	—

15. Petrobras Energía’s social benefits and other payroll benefits
a. Defined contribution plan
Supplementary Pension Plan
In November 2005, Petrobras Energía’s Board of Directors approved the implementation of a defined voluntary contribution plan for employees who fulfill certain conditions. Through this plan, Petrobras Energía makes contributions to a trust fund in an equal amount to the contributions made to a mutual fund or Administradora de Fondos de Jubilaciones y Pensiones (“AFJP”) by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.
In the years ended December 31, 2007, 2006 and 2005, Petrobras Energía recorded losses of 7, 3 and 7, respectively, attributable to such benefits.
b. Defined benefit plan
Indemnity Plan
This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year working at the company, in conformity with a decreasing scale considering the years of effectiveness of the plan.
Compensatory Fund
This is a defined benefit plan for employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity, joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The employee benefit is based on the last computable salary and years of service of each employee included in the plan.
The plan is of a supplemental nature, so that the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee equals the one stipulated in this plan.
The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they make contributions to the retirement system for their whole salary. As provided by Petrobras Energía’s bylaws, the Company makes contributions to the fund on the basis of a Board of Directors’ proposal to the Shareholders’ Meeting up to 1.5% of net income for each year.
The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Accordingly, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in United States banks rated A+ or higher. The Bank of New York is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to choice to use it, in which case it would have to notify the trustee thereof.
As of December 31, 2007, 2006 and 2005 the most relevant actuarial information on the defined-benefits pension plan is as follows:

	2007	2006	2005

Plan assets	31	35	40
Projected benefit obligations	(176)	(161)	(99)

Net position	(145)	(126)	(59)

Unrecognized prior service cost	38	41	5
Unrecognized actuarial loss	52	53	41

Net liability recognized	(55)	(32)	(13)

c. Stock option plan
The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.
As part of this program, Petrobras Energía’s Board of Directors approved the Plans for years 2001 (“2001 Plan”) and 2000 (“2000 Plan”), focused on senior officers. Both plans consisted in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:
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
The term to exercise both options expired on March 5, 2007. The options exercised corresponding to the appreciation right amounted to 5,163,657 and those corresponding to full value totaled 569,124, cancelled in both cases primarily in cash.
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
The term to exercise both options expired on May 29, 2006. The options exercised corresponding to the appreciation right amounted to 2,873,037 and those corresponding to full value totaled 343,596, cancelled in both cases primarily in cash.
The cost of this benefit is allocated on proportional basis to each year within the vesting years and adjusted in accordance with the listed price of the share. Accordingly, 1, 3 and 3 were charged to operating expenses for the years ended December 31, 2007, 2006 and 2005, respectively.

	2007		2006		2005
		Weighted -		Weighted -		Weighted -
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
Outstanding at the beginning of the year	654,697	1.59	1,198,803	1.59	3,195,192	1.60
Exercised	(427,339)	1.64	(237,255)	1.60	(1,996,389)	1.60
Prescripted	(227,358)		(306,851)		—

Outstanding at the end of the year	—	—	654,697	1.59	1,198,803	1.59

Exercisable at the end of the year	—	—	654,697	1.59	1,198,803	1.59

16. Capital stock and restrictions on unappropriated retained earnings
As of December 31, 2007 the Company’s capital stock totaled 2,132. The following table presents the changes in capital stock in the last three years:

	December 31,
	2007	2006	2005

Class B:1 vote and face value of $1 per share	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.
According to legal provisions, 5% of the net income of the year plus or less adjustments to the prior years results should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of the capital stock.
Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.
17. Other receivables, other liabilities, other operating expenses net, other income (expenses), net and supplemental cash flow information

			2007		2006
			Current	Non-current	Current	Non-current

a	)	Other receivables

		Joint ventures	33	—	26	—
		Related companies (Note 18)	1,621	5	117	5
		Tax credits	482	447	440	374
		Deferred tax assets	—	909	—	1,520
		Advisory services to other companies	3	—	1	—
		Receivables from the sale of companies (Note 9.V)	133	—	—	—
		Expense refunds	65	7	201	—
		Prepaid expenses	69	25	69	24
		Credit for new projects in the mixed companies in Venezuela (Note 6)	279	—	272	—
		Guarantee deposits	7	—	5	—
		Commercial agreements	—	—	69	—
		Allowance for other receivables and tax credits (Note 13)	(279)	(753)	(92)	(1,255)
		Other	60	17	74	23

			2,473	657	1,182	691

			2007		2006
			Current	Non-current	Current	Non-current

b	)	Other liabilities

		Related companies (Note 18)	15	—	27	—
		Advanced collections	64	55	68	58
		Accrual for expenses
		- Environmental remediation	38	64	55	64
		- Other	—	—	—	50
		Joint ventures	35	—	—	—
		Innova preferred stock	—	—	—	15
		Litigation and fines accrual	101	—	26	22
		Third party collection	12	—	1	—
		Asset retirement obligation (Note 6)	—	170	—	146
		Debt for the acquisition of companies	—	—	—	—
		Derivatives	—	—	—	—
		Unified Fund — Basic Price of Electric Power (1)	1	1	1	2
		Other	39	17	36	9

			305	307	214	366

(1)
To ensure the completion of works in Pichi Picún Leufú Hydroelectrical Complex within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25. For the purpose of determining whether or not this amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market. This support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement this system, an Annual Monomial Support Price (AMSP) was set in the amounts of US$/Kwh 0.021 and US$/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, each year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during that year will be determined. Owing to the selling prices set for the energy generated by the Complex, and the future prices estimated, considering that it implies profitability reinsurance, as of December 31, 2007 the Company accrued a profit of 23.

			2007	2006	2005
c	)	Other operating expenses, net

		Advisory services to other companies	46	48	37
		Environmental remediation expenses	(17)	(5)	(29)
		Taxes on bank transactions	(121)	(98)	(90)
		Contingencies	(24)	(24)	(3)
		Oil transportation agreement with OCP	(155)	(178)	(184)
		Fundopem (2)	70	46	42
		Edesur — Memorandum of agreement (Note 9.II)	85	—	—
		Commercial claims resolution	—	75	—
		Amendment to Ecuador’s Hydrocarbons Law	(44)	—	—
		Tax Credit allowance	(15)	(1)	(78)
		Other	(2)	2	(24)

			(177)	(135)	(329)

(2)
Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the Brazilian state of Rio Grande do Sul provides to companies located there.

			2007	2006	2005
d	)	Other income (expenses), net

		Gain from the sale of Hidroneuquén S.A. (Note 9.V)	23	—	—
		Gain from the sale of Petrobras de Valores Internacional de España S.L. (Note 9.V)	1,014	—	—
		Gain from the sale of Yacylec S.A. (Note 9.V)	16	—	—
		Gain from the sale of Petroquímica Cuyo S.A.I.C. (Note 9.V)	40	—	—
		Gain from the sale of Petrobras Bolivia Refinación S.A. (Note 9.V)	44	—	—
		Allowance for advances to partners in Venezuela	(41)	—	—
		Disposals of property, plant and equipment	(17)	(15)	(24)
		Seniat claim — Venezuela	—	(18)	(54)
		Sales of oil and gas areas (Note 6)	62	85	—
		Net impairment of assets in Ecuador (Note 6)	(759)	—	—
		Net impairment of assets in Venezuela (Note 6)	(214)	(6)	(310)
		Net impairment of assets in Argentina (Note 6)	—	—	(88)
		Financial debt setled in advance	—	—	(9)
		Sales price adjustment — Conuar S.A.	—	—	23
		Reversal of the allowance for impairment of investments — Hidroneuquén S.A.	—	10	—
		Reversal of the allowance for impairment of investments — Enecor S.A.	5	6	(11)
		Reversal of the allowance for impairment of investments — Citelec S.A.	—	23	—
		Other, net	(43)	8	14

			130	93	(459)

			2007	2006	2005
e	)	Supplemental cash flow information

		Cash	98	86	104
		Time deposits and mutual funds	1,069	1,264	686

		Cash and cash equivalent at the end of the year	1,167	1,350	790

18. Balances and transactions with related companies
Related party transactions are carried out at market conditions in the ordinary course of our operations. The terms of these transactions are comparable to those offered by or obtained from non-related third parties.
On January 21, 2005, the Special Shareholders Meetings of Petrobras Energía, Eg3, PAR, and PSF approved the merger of Eg3, PAR and PSF into Petrobras Energía. Prior to the merger, Petrobras, through its subsidiary PPSL, held a 99.6% interest in Eg3 and a 100% interest in each of PAR and PSF. Pursuant to the merger, PPSL received 229,728,550 newly issued Class B shares of Petrobras Energía, representing 22.8% of Petrobras Energía’s capital stock. As a result of the merger, our ownership interest in Petrobras Energía decreased from 98.21% to 75.8%.
Petrobras Energía has entered into several financing arrangements with subsidiaries of Petrobras.
In September 2004, Petrobras Internacional Braspetro BV, a subsidiary of Petrobras, granted Petrobras Energía a US$50 million loan, with an interest rate of 7.5% per annum. The loan is repayable over 42 months and may be prepaid without penalties. In 2005, Petrobras Energía entered into a US$200 million loan facility with Petrobras Internacional Braspetro BV. This loan has a term of ten years and bears interest at an annual interest rate of 7.22%, plus taxes. The proceeds of this loan were used to partially prepay the Series K and M of Petrobras Energía’s Notes. This loan can be prepaid at any time without penalties. A significant portion of the debt repayments made during 2005 was financed with loans provided by Petrobras.
In 2007, Petrobras Energía acquired from Petrobras Transporte S.A. (Transpetro) a double-hulled vessel for a purchase price of US$25 million. The purpose of the acquisition was to reduce the Company’s logistics costs, meet current and future logistical needs, enhance Quality, Safety, Environmental and Health standards in connection with vessel-related operations and reduce the Company’s vulnerability to limited market supply for transportation needs, in addition to the advantages represented by the technical management of vessels provided by Transpetro.

In addition, during the course of business, Petrobras Energía imports and exports crude oil and related oil products with Petrobras subsidiaries, mainly with Petrobras International Finance Co.
Copesul, a subsidiary of Petrobras, supplies Innova with the benzene and ethylene necessary for ethylbenzene production.
In November 2007, Petrobras Energía sold 73.15% of its rights and obligations in the Bajada del Palo area to Petrolera Entre Lomas S.A. (see Note 6)
In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is the ownership of 99.79% of the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional Braspetro B.V. in the amount of US$423.3 million plus a contingent compensation to be defined between the parties in the event of a commercial discovery in the Kinteroni prospect in Lote 57. As a result of this transaction, Petrobras Energía recognized a gain of P$1,014 million as of December 31, 2007. In addition, as of such date, the balances resulting from this transaction were included in Other Receivables with Petrobras Internacional — Braspetro B.V. In accordance with the terms and conditions of the relevant stock purchase agreement, the parties agreed to share control over defining and establishing the operating and financial policies of PVIE. (see Note 9.V)
In February 2008, we, through our subsidiary World Fund Financial Services, loaned to Petrobras Internacional Braspetro BV, a subsidiary of Petrobras, a US$300 million loan, maturing in July 2008, accruing interest at LIBOR for a period of 30 days plus 0.15%. The loan can be redeemed in advance at Petrobras Energía’s option.
The outstanding balances from transactions with related companies as of December 31, 2007 and 2006 are as follows:

	2007
	Current					Non-current
	Trade	Other	Accounts	Other		Other
Company	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	Loans

Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	133	—
Transportadora de Gas del Sur S.A.	4	4	5	—	—	—	—	—
Refinería del Norte S.A.	9	5	10	—	—	—	—	—
Petrobras International Finance Co.	85	—	28	—	—	—	—	—
Petróleo Brasileiro S.A. — Petrobras	3	2	59	11	—	3	—	—
Petrolera Entre Lomas S.A.	—	—	71	—	—	—	—	—
Propyme SGR	—	—	—	—	—	—	6	—
Petrobras Internacional — Braspetro B.V.	—	1,492	—	—	178	—	—	630
Compañía Mega S.A.	—	12	—	—	—	—	—	—
Petrobras Transporte S.A. — Transpetro	—	—	79	—	—	—	—	—
Petrobras de Valores Internacional de España S.L. (1)	—	96	—	—	128	—	—	—
Other	5	10	3	4	—	2	4	—

Total	106	1,621	255	15	306	5	143	630

(1)	Corresponds to the balance generated by proportional consolidation of Petrobras de Valores International de España S.L. (Note 9.V)

	2006
	Current					Non-current
	Trade	Other	Accounts	Other		Other
Company	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	Loans

Petroquímica Cuyo S.A.	11	2	—	—	6	—	—	—
Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	138	—
Petrobras Bolivia Refinación S.A.	6	—	—	—	—	—	—	—
Transportadora de Gas del Sur S.A.	10	12	9	—	—	—	—	—
Refinería del Norte S.A.	3	8	16	—	—	—	—	—
Petrobras International Finance Co.	57	—	—	—	—	—	—	—
Petróleo Brasileiro S.A. — Petrobras	4	5	33	11	—	3	—	—
Petrolera Entre Lomas S.A.	—	—	71	—	—	—	—	—
Propyme SGR	—	—	—	—	—	—	6	—
Petrobras Internacional — Braspetro B.V.	—	76	2	—	20	—	—	768
Other	1	14	5	16	—	2	3	—

Total	92	117	136	27	26	5	147	768

Main transactions with affiliates for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007		2006		2005
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Oleoductos del Valle S.A.	21	—	23	—	15	—
Transportadora de Gas del Sur S.A.	108	35	40	34	30	—
Refinería del Norte S.A.	108	37	142	102	122	82
Petrobras International Finance Co.	426	1,942	101	1,428	118	977
Petroquímica Cuyo S.A.I.C.	—	—	—	33	—	—
Petrolera Entre Lomas S.A.	454	1	440	1	344	1
Petróleo Brasileiro S.A. — Petrobras	95	17	102	14	—	10
Petrobras Bolivia Refinación.S.A.	—	10	—	33	3	34
Copesul	1,247	—	1,032	—	918	—
Petrobras Paraguay Refinación Ltd.	—	95	—	42	—	—
Petrobras Transporte S.A. — Transpetro	79	—	—	—	—	—

Total	2,538	2,137	1,880	1,687	1,550	1,104

19. Business segment and geographic consolidated information
Petrobras Participaciones’ business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:
a)	Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interests in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b)
Refining and Distribution, including the Company’s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network and the Company’s equity interests in Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A. (Note 9.V).

c)	Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brazil plants and its equity interest in Petroquímica Cuyo S.A.I.C. (Note 9.V).

d)
Gas and Energy comprises operations in Marketing and Transportation of Gas and Electricity. The Marketing and Transportation of Gas operations include the sale of gas and the liquefied petroleum gas brokerage and trading, and its interest in Transportadora de Gas del Sur S.A. The Electricity operations include Company’s operations in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A. and Yacylec S.A. (Note 9.V).

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
The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company’s management:

	2007
	Oil and Gas			Gas and Energy
	Exploration	Refining		Marketing and		Corporate
	and	and		Transportation		and
	Production	Distribution	Petrochemicals	of Gas	Electricity	Eliminations	Total

Total assets	8,354	2,937	2,059	2,746	2,568	2,693	21,357
Total liabilities	2,283	1,060	803	2,030	775	5,159	12,110

	2006
	Oil and Gas			Gas and Energy
	Exploration	Refining		Marketing and		Corporate
	and	and		Transportation		and
	Production	Distribution	Petrochemicals	of Gas	Electricity	Eliminations	Total

Total assets	9,752	2,552	1,729	2,832	2,292	1,322	20,479
Total liabilities	2,966	814	609	2,191	720	4,609	11,909

	2007
	Oil and Gas			Gas and Energy
	Exploration			Marketing and		Corporate
	and	Refining		Transportation		and
	Production	and Distribution	Petrochemicals	of Gas	Electricity	Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	3,005	5,606	3,034	1,188	1,400	(775)	13,458
Inter-segment	1,619	220	29	213	25	(2,106)	—

	4,624	5,826	3,063	1,401	1,425	(2,881)	13,458
Cost of sales	(2,482)	(5,744)	(2,676)	(1,081)	(1,020)	2,871	(10,132)

Gross profit (loss)	2,142	82	387	320	405	(10)	3,326

Administrative and selling expenses	(284)	(374)	(351)	(47)	(143)	(245)	(1,444)

Exploration expenses	(172)	—	—	—	—	—	(172)

Other operating (expenses) income, net	(206)	(22)	56	37	81	(123)	(177)

Operating income (loss)	1,480	(314)	92	310	343	(378)	1,533

Equity earnings of affiliates	80	75	21	—	—	—	176

Other	(640)	96	62	(261)	(146)	(247)	(1,136)

Net income (loss)	920	(143)	175	49	197	(625)	573

	2006
	Oil and Gas			Gas and Energy
	Exploration			Marketing and		Corporate
	and	Refining		Transportation		and
	Production	and Distribution	Petrochemicals	of Gas	Electricity	Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	2,653	4,262	2,447	1,202	1,181	—	11,745
Inter-segment	2,128	269	43	184	26	(2,650)	—

	4,781	4,531	2,490	1,386	1,207	(2,650)	11,745
Cost of sales	(2,094)	(4,692)	(2,068)	(1,034)	(859)	2,679	(8,068)

Gross profit (loss)	2,687	(161)	422	352	348	29	3,677

Administrative and selling expenses	(313)	(313)	(292)	(44)	(120)	(195)	(1,277)

Exploration expenses	(117)	—	—	—	—	—	(117)

Other operating (expenses) income, net	(78)	6	32	37	(36)	(96)	(135)

Operating income (loss)	2,179	(468)	162	345	192	(262)	2,148

Equity earnings of affiliates	89	114	15	—	1	—	219

Other	(860)	97	(49)	(252)	(46)	(193)	(1,303)

Net income (loss)	1,408	(257)	128	93	147	(455)	1,064

	2005
	Oil and Gas			Gas and Energy
	Exploration			Marketing and		Corporate
	and	Refining		Transportation		and
	Production	and Distribution	Petrochemical	of Gas	Electricity	Eliminations	Total
Statement of income

Net sales
To third parties	2,935	3,572	2,140	1,009	999	—	10,655
Inter-segment	1,722	284	38	110	18	(2,172)	—

	4,657	3,856	2,178	1,119	1,017	(2,172)	10,655
Cost of sales	(1,966)	(3,726)	(1,702)	(834)	(755)	2,132	(6,851)

Gross profit (loss)	2,691	130	476	285	262	(40)	3,804

Administrative and selling expenses	(304)	(274)	(242)	(37)	(88)	(191)	(1,136)

Exploration expenses	(34)	—	—	—	—	—	(34)

Other operating (expenses) income, net	(314)	(5)	33	32	(4)	(71)	(329)

Operating income (loss)	2,039	(149)	267	280	170	(302)	2,305

Equity earnings of affiliates	15	101	7	18	140	—	281

Other	(1,551)	77	(87)	(235)	(78)	17	(1,857)

Net income (loss)	503	29	187	63	232	(285)	729

The following information shows total assets, net sales and operating income by geographic area.

	2007
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long lived assets	10,400	2,624	251	764	511	120	10	—	14,680
Rest of assets	5,073	118	—	88	468	318	612	—	6,677

Total assets	15,473	2,742	251	852	979	438	622	—	21,357

Net sales	10,063	—	127	1,101	1,457	873	25	(188)	13,458
Operating income (expenses)	778	(8)	31	500	67	166	(1)	—	1,533

	2006
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long lived assets	10,039	2,766	432	984	388	777	1	—	15,387
Rest of assets	3,508	506	—	92	287	268	431	—	5,092

Total assets	13,547	3,272	432	1,076	675	1,045	432	—	20,479

Net sales	8,751	312	207	902	1,215	652	14	(308)	11,745
Operating income (expenses)	1,130	186	45	446	54	287	1	(1)	2,148

	2005
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Net sales	7,378	1,175	136	705	972	449	12	(172)	10,655
Operating income (expenses)	1,157	639	18	385	48	66	(8)	—	2,305
20. Controlling Group
Petróleo Brasileiro S.A. – PETROBRAS, through Petrobras Participaciones S.L., a wholly-owned subsidiary, is the controlling shareholder of the Company. As of December 31, 2007 Petrobras Participaciones S.L. owns 58.6% of Petrobras Energía Participaciones’ capital stock.
Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.
21. Summary of significant differences between accounting principles followed by the Company and US GAAP, and summary of new US GAAP accounting pronouncements not yet adopted.
The Company’s financial statements have been prepared in accordance with Argentina GAAP, which differ in certain respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements (which are the amounts included in the reconciliation from Argentina GAAP and US GAAP, in Note 22), as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission. The main differences relate to the items described below.
A — Explanation of the main differences included in the reconciliation from Argentina GAAP to US GAAP, corresponding to Petrobras Energía Participaciones and its subsidiaries
1) Deferred charges
Under Argentina GAAP, costs such as organizational and pre-operating expenses may be deferred and amortized over the resulting period of benefit, under certain circumstances.
For US GAAP purposes these amounts are expensed as incurred.

2) Debt refinancing costs
Under Argentina GAAP, unamortized deferred costs incurred with third parties related to debt issuance are charged to expense when such debt is restructured, while costs related to the new debt are capitalized and amortized on a straight – line basis.
Under US GAAP, SFAS No. 15, SFAS No. 140 and related EITF issues require the Company to continue amortizing the costs related to the old debt, if the debt restructuring is not considered to be an “extinguishment”, as is the case of the debt restructuring of the Company, and charge the restructuring direct costs to expense.
3) Pension plan obligations
Recognition of pension plan obligations under Argentina and US GAAP is essentially the same, except for the following:
Until the end of 2006, US GAAP required the recognition of an additional minimum liability if an unfunded accumulated benefit obligation existed and the liability already recognized as unfunded accrued pension cost was less than the unfunded benefit obligation. SFAS 87 stipulated that if an additional liability was recognized, an equal amount should have been recognized as an intangible asset, provided that the asset recognized didn’t exceed the amount of unrecognized prior service cost. As of December 31, 2005, this additional liability was reported as an Intangible asset and as other comprehensive income, taking into account the conditions mentioned above.
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
Under Argentina GAAP, the recognition of the over funded or under funded status is not required.
4) Foreign currency translation
Under both Argentina GAAP and US GAAP, all foreign operations are remeasured into U.S. dollars, which is the functional currency of our foreign subsidiaries. Assets and liabilities stated at current values are to be converted at the closing exchange rates, assets and liabilities measured at cost and revenues, expenses, gains and losses are converted at the historical exchange rates. Once the transactions are remeasured into U.S. dollars, assets and liabilities are translated into pesos at the closing exchange rate, and revenues, expenses, gains and losses are translated at historical exchange rates.
The resulting remeasurement gain or loss is recognized in the “Financial income (expenses) and holding gain (losses) account”. The effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are disclosed, as in US GAAP, in shareholders’ equity.
The remaining exchange differences recognized in earnings differ from Argentina GAAP to US GAAP; as a result of differences in the book value of foreign subsidiaries’ net assets and resulting designated debt.
5) Discounting of certain receivables and liabilities
Under Argentina GAAP, certain receivables and liabilities which are valued on the basis of the best possible estimate of the amount to be collected or paid, are required to be discounted using an estimated rate at the time of the initial measurement.
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
Under Argentina GAAP the recognition of an initial liability is not required.
7) Accounting for inventories
Under Argentina GAAP, inventories must be accounted for at reproduction or replacement cost or, in other words, at the price the Company would pay at any given time to replace or reproduce such inventory, whereas under US GAAP, inventories are accounted for at the lower of cost or market.
8) Accounting for business combinations
a) Petrobras Energía share exchange offer
Petrobras Energía Participaciones acquired control of Petrobras Energía on January 25, 2000 as a result of an exchange offer pursuant to which Petrobras Energía Participaciones issued 1,504,197,988 Class B shares, with one vote per share, in exchange for 69.29% of Petrobras Energía’s outstanding capital stock, thereby increasing its ownership interest in Petrobras Energía to 98.21%.
Under Argentina GAAP, the accounting practice enforced in 2000 fiscal year for non-monetary exchange of shares was to recognize net assets at book value. Accordingly, issued shares of Petrobras Energía Participaciones were subscribed and accounted for at the book value of Petrobras Energía’s shares exchanged. Under US GAAP, the 2000 exchange offer was accounted for under the purchase method. The purchase price of 6,766, calculated based upon the market price of Petrobras Energía common stock, has been allocated to the identifiable assets acquired and liabilities assumed based upon their fair value as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired has been reflected as goodwill. Therefore, the US GAAP reconciliation of shareholders’ equity reflects the additional purchase price of Petrobras Energía capital stock, and the reconciliation of net income reflects the incremental depreciation, depletion, amortization, effective interest rate of liabilities, and when applicable, the relevant impairment charges, and the related effects on the deferred income tax, as a result of the purchase price allocation mentioned above.
As of December 31, 2007 and 2006 the residual value of the purchased price allocated is as follows: (in million of pesos – Note 2.c)

Purchase Price Allocation	2007	2006
Property, plant and equipment	163	194
Equity in affiliates	(8)	7
Goodwill (1)	101	112
Deferred Income Taxes	(54)	(70)

Residual value at year end	202	243

(1)
Correspond 101 to the Petrochemical business segment as of December 31, 2007 and 101 to the Petrochemical business segment and 11 to the Refining business segment as of December 31, 2006. The amount of Goodwill assigned to the Refining business segment was reversed in 2007 as a result of the sale of companies described in Note 9.V.

Beginning in the 2003 fiscal year, new Argentina GAAP pursuant to CNV Resolution N° 434 adopted the purchase method or the pooling of interests method, depending on the circumstances. However, such new standards were not applied on a retroactive basis.

b) Purchase price allocation of Eg3 S.A. and Petrolera Santa Fe S.R.L.
As a result of the merger between Petrobras Energía, Petrolera Santa Fé S.R.L, Eg3 S.A. and Petrobras Argentina S.A. described in Note 9.IV), the reconciliation to US GAAP includes net adjustments of 111 and 98 to Property, plant and equipment as of December 31, 2007 and 2006, respectively, that corresponds to the purchase price allocation derived from the excess of the acquisition price over the book values (allocated values) that were originally recorded in Eg3 S.A. and Petrolera Santa Fé S.A. as push down accounting when such companies were acquired by Petrobras, the Company’s controlling shareholder, in 2001 and 2002.
Under Argentina GAAP, push down accounting (as the term is defined by US GAAP) is not required.
9) Impairment of goodwill, property, plant and equipment, and equity in affiliates
a)
As described above in 8.a), the purchase price of Petrobras Energía has been allocated under US GAAP (but not under Argentina GAAP) to the identifiable assets acquired and liabilities assumed, based upon their fair values as of acquisition date, being the excess reflected as goodwill.

Impairment of goodwill, property, plant and equipment recorded under US GAAP in the year ended December 31, 2006:

The company performs the impairment test of the goodwill, following the method established under SFAS 142. In year ended December 31, 2006, under US GAAP, the Company recorded an impairment charge of 70 (before the effect of income taxes) to write off the allocated purchase price of goodwill, and equity in affiliates (43 and 27, respectively) originated in the business combination described in 8.a) above.

The impairment of goodwill in the US GAAP Summarized Consolidated data in Note 22 was allocated to the Other Operating expenses, net caption.

b)
Under US GAAP, once an impairment loss is allocated to the carrying value of the long-lived assets, the reduced carrying amount represents the new cost basis of the long-lived assets. As a result, SFAS 144 prohibits entities from reversing the impairment loss should facts and circumstances change in the future. Under Argentina GAAP, impairment charges can be reversed in future years due to changes in the above-mentioned facts and circumstances. As of December 31, 2005, Petrobras Energía recorded a 44 gain related to an impairment reversal of gas areas in Argentina (See Note 6 “Recoverability of investments in Argentina’s oil and gas areas”). In the reconciliation to US GAAP included in Note 22, such gain was reversed. In 2007 and 2006, the reconciliation includes a gain of 5 and 6 corresponding to the reversal of the related higher depreciation.

c)	Method of calculating impairment related to property, plant and equipment

Following the changes in professional accounting standards under Argentina GAAP described in Note 2.f, the book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the recoverable value in use. From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets.

Under US GAAP the book value of a long-lived asset is adjusted to its fair value if its carrying amount exceeds the undiscounted value in use.

Under Argentina GAAP, following this guidance, as of December 31, 2007, 2006 and 2005, Petrobras Energía S.A. recorded valuation allowances of 358, 165 and 190. In the reconciliation to US GAAP these charges were reversed since under US GAAP, the carrying amount did not exceed the undiscounted cash flow.

The related effect on the depreciation of property, plant and equipment, in the reconciliation to US GAAP totaled 17, 25 and 12 for the years ended December 31, 2007, 2006 and 2005.

Prior to the changes to Argentina GAAP referred to in Note 2.f, there were no substantial differences between Argentina GAAP and US GAAP in the calculation of impairment of property, plant and equipment, except for the reversal of the impairment charges discussed in 9.b) above.

10) Income taxes
Represents the effect of deferred income tax over each US GAAP adjustment.
11) Proportional consolidation
Under Argentina GAAP, an investor is required to proportionally consolidate line by line its financial statements with the financial statements of the companies in which it exercises joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, share the power to define and establish a company’s operating and financial policies on the basis of written agreements. In the consolidation of companies over which an investor exercises joint control, the amount of the investment in the company under joint control and the interest in its income (loss) and cash flows are replaced by the investor’s proportional interest in the company’s assets, liabilities, income (loss) and cash flows. Historically under Argentina GAAP, our participations in Distrilec and CIESA qualified for proportional consolidation. In addition, as mentioned in Note 2.a, Petrobras de Valores International de España S.L. (PVIE) also qualified for proportional consolidation as from December 31, 2007.
Under US GAAP, interests in companies over which the investor exercises joint control are accounted for by the equity method and no proportional consolidation is allowed. However, pursuant to the SEC’s rules, differences in classification or display that result from using proportionate consolidation in the reconciliation to US GAAP, may be omitted if certain requirements are met. Such requirements are met by Distrilec and PVIE (since December 31, 2007) but not by CIESA. As a result, differences corresponding to proportional consolidation of Distrilec and PVIE are not presented (see US GAAP Summarized Consolidated Data in Note 22). The proportional consolidation of CIESA for fiscal years 2007, 2006 and 2005 under Argentina GAAP has been reversed for purposes of the US GAAP reconciliation and in the additional disclosures included in Note 22.
12) Sale of non-current assets to related parties
Under US GAAP, results on sales of non-current assets to related parties under common control are considered as a capital (dividend) transaction. Under Argentina GAAP, results on sales of non-current assets are recognized in the statement of income.
Consequently, in the year ended December 31, 2007, the reconciliation to US GAAP includes the reversal of gains recorded under Argentina GAAP, which were recorded as an increase in Additional Paid in Capital for US GAAP purposes.
The above-mentioned transactions with related parties under common control correspond to the following (i) Sale of 73.15% of Petrobras Energia’s rights and obligations in the Bajada del Palo area to Petrolera Entre Lomas S.A., and (ii) Sale of 40% of Petrobras Energia’s equity interest in PVIE to Petrobras Internacional Braspetro B.V. (See Note 18).
13) Minority interest
An adjustment to record the effect of all US GAAP adjustments attributable to minority interests has been recorded.
B — Explanation of the main differences included in the reconciliation from Argentina GAAP to US GAAP, applicable to our equity in affiliates
1) Capitalization of exchange differences
Under Argentina GAAP, during the period January 2002 to July 2003, exchange differences resulting from the peso devaluation on liabilities denominated in foreign currencies, which were directly related to the acquisition, construction or production of property, plant and equipment, intangibles and long-term investments in other companies incorporated in Argentina, were allowed to be capitalized to the cost values of such assets, subject to a number of conditions.
As of December 31, 2007 the Company recorded capitalized foreign exchange differences losses of CIESA. As of December 2006, the Company recorded capitalized foreign exchange losses of CIESA and CITELEC.
Under US GAAP, foreign currency exchange gains or losses are recognized in the statement of income.

2) Troubled debt restructuring of TGS and Transener.
On December 15, 2004 and on June 30, 2005, TGS and Transener respectively concluded their debt restructuring process.
Under Argentina GAAP, Transener and TGS concluded that their respective debt restructuring constituted an exchange of debt instruments with substantially different terms, which must be treated as an extinguishment of the original debt instrument, with a gain or loss recognized on the de-recognition of that instrument. Argentina GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments, or a modification of a debt instrument, between a debtor and a creditor is deemed to have been accomplished with debt instruments that are substantially different if the discounted present value of the cash flows under the terms of the new debt instrument varies by at least 10 percent from the discounted present value of the remaining cash flows under the terms of the original instrument. In this case the new debt instrument should be initially recorded at fair value, and that amount should be used to determine the gain or loss to be recognized on the extinguishment of the original debt instrument. Fair value should equal the present value of the future cash flows to be paid under the terms of the new debt instrument, discounted at a rate commensurate with the risks of the debt instrument and the time value of money.
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
Under Argentina GAAP, we recorded a net gain of 27 in 2004 on the debt restructuring of TGS. This number reflects a 48 financial gain, net of 21 corresponding to the minority interest of Petrobras Energía in TGS.
Under US GAAP, TGS reconciliation adjustment to our shareholders’ equity as of December 31, 2005 included a loss of 42 which represents the effect of the reversal of the 48 gain on restructuring recorded under Argentina GAAP in 2004, which was reduced in 2005 and 2006 by 6 and 11 due to the lower interest expense recorded under US GAAP. As the debt was cancelled in June 2007, the remaining unamortized amounts were recorded in the income statement for the year ended December 31, 2007. These amounts are presented before the effect of minority interests.
With respect to Transener, our Argentina GAAP financial statements include a 165 gain on its debt restructuring in 2005, which was significantly offset by a 145 valuation allowance to adjust the carrying amount of our equity in Compañía Inversora en Transmisión Citelec S.A. (“Citelec”), which controls Transener, to its recoverable value. The debt restructuring gain of Transener is comprised of: (i) a gain for the forgiveness of principal, compensatory and punitive interest of 266; (ii) a loss as a result of the write-off of capitalized debt issuance costs of 1 ; (iii) a gain on restructuring of 48 as a result of accounting for the issuance of debt at its fair value instead of at its face value; and (iv) a loss of 148 corresponding to the minority interest of Petrobras Energía in Transener.

With respect to Transener, the US GAAP reconciliation adjustment to our shareholders’ equity as of December 31, 2005 amounted to 262. This amount is the net effect of: (i) the reversal of the 266 gain due to the forgiveness of principal and defaulted interest recorded under Argentina GAAP as of June 30, 2005; (ii) the reversal of the 48 gain recorded under Argentina GAAP due to the valuation of debt at fair value as of June 30, 2005; (iii) a 69 gain recognized under US GAAP as of June 30, 2005 because carrying amounts exceeded future payments in respect of some specific payables; (iv) a 7 loss recorded under US GAAP as of June 30, 2005 due to the effect of the lower market value of new shares issued to cancel debt; and (v) a loss of 10 for the effect of lower interest expense recorded under US GAAP and foreign exchange loss results from June 30, 2005 to December 31, 2005. These amounts are presented before the effect of minority interests.
As our interest in Citelec was sold in 2007, the above-mentioned reconciling items were charged against Sale of Companies in the Reconciliation of net income to US GAAP for the year ended December 31, 2007.
3) Depreciation of property, plant and equipment
Under Argentina GAAP, depreciation of certain non-oil and gas fixed assets is accounted for by the Company by applying rates established for technical revaluation, which are based on engineering formulas.
Under US GAAP depreciation of such assets is calculated primarily using the straight-line method over the useful lives of the assets.
4) Minority Interest
An adjustment to record the effect of all US GAAP adjustments attributable to minority interests in consolidated subsidiaries of our equity in affiliates have been recorded.
5) Income taxes
Represents the effect of deferred income tax over each US GAAP adjustment.
C — Presentation
1) Classification of impairment losses
Under Argentina GAAP, impairment losses for property, plant and equipment, if any, are generally presented in the income statement as non-operating expenses.
US GAAP requires such losses to be presented as operating expenses. Therefore, impairment losses recognized under Argentina GAAP and additional impairment losses recognized under US GAAP, are included in the Operating income (loss) subtotal of the US GAAP Consolidated income data presented in Note 22.
2) Balance sheet classification differences related to deferred income tax assets (liabilities)
Under Argentina GAAP, net deferred tax assets (liabilities) are to be classified as non-current assets (liabilities).
Under US GAAP, the Company applied the provisions contained in SFAS No. 109, “Accounting for income taxes”. Such statement states that in a classified statement of financial position, an enterprise should separate deferred tax liabilities and assets into a current amount and a non-current amount. To such extent, deferred tax liabilities and assets should be classified as current or non-current based on the classification of the related asset or liability for financial reporting. In addition, a deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax losses carry forwards, shall be classified according to the expected reversal date of the temporary difference.
3) Accounting for purchases and sales of inventory with the same counterparty
Under Argentina GAAP, purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another are not required to be combined for reporting purposes.
Under US GAAP, EITF No. 04-13 states that purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at the book value of the item sold. As a result of the application of this pronouncement, our sales of products and services, and cost of sales were be reduced by 144 and 38 with no impact on net income for the year ended December 31, 2007 and 2006.

D — Other
1) Restatements of financial statements for general price-level changes
The reconciliation to US GAAP does not include an elimination of the adjustments to the consolidated financial statements to account for the effects of inflation required under Argentina GAAP (see Note 2.c), as permitted by Regulation S-X of the SEC.
E — New accounting standards and developments under US GAAP not yet adopted
FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)
In September 2006, the FASB issued SFAS 157, which became effective on January 1, 2008. This Standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The Company does not expect any significant impact on its consolidated financial statements, other than additional disclosures.
FASB Staff Position FAS No. 157-1, Application of SFAS 157 to FASB Statement No. 13 and its Related Interpretative Accounting Pronouncements that addresses Leasing Transactions (“FSP 157-1)
In February 2008, the FASB issued FSP 157-1, which became effective on January 1, 2008. This FSP excludes FASB Statement No. 13, Accounting for Leases, and its related interpretative accounting pronouncements from the provisions of SFAS 157, except for leasing transactions arising from business combinations. The Company does not expect any significant impact on its consolidated financial statements.
FASB Staff Position FAS No. 157-2, Effective Date of SFAS 157 (“FSP 157-2”)
In February 2008, the FASB issued FSP 157-2 which delays the company’s January 1, 2008, effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009.
FASB Statement 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159)
In February 2007, the FASB issued SFAS 159 that permits the measurement of certain instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning November 15, 2007. The Company does not expect any significant impact on its consolidated financial statements.
FASB Statement No. 141 (revised 2007), Business Combinations (“SFAS 141-R”)
In December 2007, the FASB issued SFAS 141-R, which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date to be measured at their respected fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowance and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosure requirements. The impact on the application of SFAS 141-R in the consolidated financial statements will depend on new business combinations arising during 2009 and thereafter.

FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”)
In December 2007, the FASB issued SFAS 160 that establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in the consolidated net income on the face of the income statement. Certain changes in a parent’s ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any non-controlling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company’s presentation of the consolidated income statement and balance sheet will be significantly changed by the application of SFAS 160.
F) Recently adopted accounting pronouncements
FASB Interpretation No. 48, “Accounting for the Uncertainty in Income Taxes”, An interpretation of FASB Statement 109 (“FIN 48”).
In July 2006, the FASB issued FIN 48, which became effective on January 1, 2007 (See note 23.a).
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
These changes affected the income statement and the shareholders’ equity under Argentina GAAP for the year ended December 31, 2005, and consequently, they impacted the reconciliation note to US GAAP, both in shareholders’ equity and in the income statement. The figures herein presented have been restated in order to give effect to the above mentioned changes. Net income and Shareholders’ equity under US GAAP for 2005 remain unchanged.
The following is a summary of the significant adjustments to net income for the years ended December 31, 2007, 2006 and 2005, and the shareholders’ equity as of December 31, 2007 and 2006, which would be required if US GAAP had been applied instead of Argentina GAAP in the Company’s financial statements.

Reconciliation of net income to US GAAP

	2007	2006	2005

Net income under Argentine GAAP	573	1,064	729

US GAAP adjustments:

Foreign currency translation adjustment (Note 21.A.4)	9	7	(13)
Amortization of deferred charges (Note 21.A.1)	—	7	9
Debt refinancing costs (Note 21.A.2)	2	3	14
Depreciation of Property Plant & Equipment
Business combination (Note 21.A.8)	(33)	(14)	(167)
Impairment (Note 21.A.9)	(12)	(19)	(12)
Other	(4)	(4)	(21)
Impairment of property plant & equipment (Note 21.A.9)	210	—	(887)
Fair value of liabilities (Note 21.A.8.a)	—	(1)	(49)
Impairment of goodwill (Note 21.A.8.a and Note 21.A.9.a)	—	(43)	—
Discounted value of assets and liabilities (Note 21.A.5)	35	2	21
Effects of the sale of noncurrent assets to related parties (Note 21.A.12)	(1,072)	—	—
Minority interest (Note 21.A.13)	193	27	236
Guarantees (Note 21.A.6)	4	—	—
Inventories (Note 21.A.7)	(69)	10	(36)
Deferred income taxes (Note 21.A.10)	52	71	339
Other	(20)	—	—
US GAAP adjustments applicable to equity in earnings of affiliates
Deferred income taxes (Note 21.B.5)	(14)	(2)	89
Depreciation of property plant and equipment (Note 21.B.3)	(19)	(13)	(13)
Capitalized exchange losses (Note 21.B.1)	1	1	13
Impairment of Property Plant & Equipment (Note 21.A.9.a)	—	(27)	—
Minority interest (Note 21.B.4)	(6)	(1)	146
Reversal of equity in earnings of CIESA and Citelec (i) (Note 21. A. 11)	(15)	(100)	(222)
Sale of companies (Note 9.V)	135	—	—
Debt restructuring (Note 21.B.2)	31	11	(256)
Other	(4)	(7)	3

Total US GAAP adjustments	(596)	(92)	(806)

Net (loss) income under US GAAP	(23)	972	(77)

(i)
This adjustment reverses the equity in earnings accounted for under Argentina GAAP and complements the effects of other US GAAP adjustments recognized in items listed above with respect to CIESA (2007, 2006 and 2005) and CITELEC (2006 and 2005). As of December 31, 2007, 2006 and 2005, CIESA presented a deficit in shareholders equity under US GAAP, and therefore it was valued at zero. As of December 31, 2006 and 2005, CITELEC was valued at 28 under US GAAP, which represents its book value as of the date when it was classified as held for sale. In the year ended December 31, 2007 our interest in CITELEC was sold (see Note 9.V) and as a result, a gain of 135 was recognized in the reconciliation of net income under US GAAP.

Earnings per share

	2007	2006	2005

Basic / Diluted net (loss) income per share under US GAAP	(0.011)	0.458	(0.036)

Basic / Diluted net income per share under Argentine GAAP
Class B	0.270	0.501	0.343
Number of shares -in millions (1)	2,132	2,132	2,132

(1)	Earnings per share are calculated based on the weighted average number of shares outstanding during the year.
Consolidated statement of comprehensive income and accumulated comprehensive income

	2007	2006	2005

Net (loss) income under US GAAP	(23)	972	(77)
Foreign currency translation adjustment (Note 21.A.4)
Net change during period	18	17	38
Deferred pension plan obligations (Note 21.A.3)
Decrease (increase), net of tax	2	(6)	(16)
Deferred hedge gains and losses, net of tax:
Reclassification to net income	—	—	2

Total comprehensive (loss) income	(3)	983	(53)

Accumulated Other Comprehensive (loss) income:
Amounts not recognized as net periodic pension costs, net of tax (Note 21.A.3)	(30)	(32)	(26)
Foreign currency translation adjustment (Note 21.A.4)	28	10	(7)
Adjustment to initially apply SFAS 158, net of tax (Note 21.A.3)	(21)	(21)	—

Total Accumulated Other Comprehensive Loss	(23)	(43)	(33)

Reconciliation of shareholders’ equity to US GAAP

	2007	2006

Shareholders’ equity under Argentine GAAP	6,664	6,220

US GAAP adjustments:

Deferred charges (Note 21.A.1)	—	(5)
Debt refinancing costs (Note 21.A.2)	(5)	(6)
Pension plan obligations (Note 21.A.3)	(90)	(93)
Foreign currency translation adjustment (Note 21.A.4)	(53)	(63)
Property plant and equipment
Business combination (Note 21.A.8)	262	293
Impairment (Note 21.A.9)	325	127
Other	16	7
Other	(10)	—
Goodwill (Note 21.A.8.a and Note 21.A.9.a)	101	112
Discounted value of assets and liabilities (Note 21.A.5)	85	50
Inventories (Note 21.A.7)	(101)	(33)
Guarantees (Note 21.A.6)	(5)	(9)
Minority interest (Note 21.A.13)	(42)	30
Deferred income taxes (Note 21.A.10)	(61)	(110)
US GAAP adjustments applicable to equity in affiliates
Deferred income taxes (Note 21.B.5)	(43)	121
Property plant and equipment (Note 21.B.3 and Note 21.A.9.a)	(5)	(168)
Capitalized exchange losses (Note 21.B.1)	(29)	(33)
Minority interest (Note 21.B.4)	(20)	144
Reversal of equity in affiliates of CIESA and Citelec (i) (Note 21. A. 11)	(108)	(50)
Debt restructuring (Note 21.B.2)	—	(293)
Other	(7)	(46)

Total US GAAP adjustments	210	(25)

Shareholders’ equity under US GAAP	6,874	6,195

(i)
This amount corresponds to the adjustment to reverse equity in earnings accounted for under Argentina GAAP and complements the effects of other US GAAP adjustments recognized in items listed above with respect to CIESA (2007 and 2006) and Citelec (2006). As of December 31, 2007 and 2006, CIESA had negative shareholders equity under US GAAP, and was valued at zero. As of December 31, 2006 CITELEC was valued at 28, which represented its book value as of the date when it was classified as held for sale. In the year ended December 31, 2007 our interest in CITELEC was sold (see note 9.V) and as a result, a gain of 135 was recognized in the reconciliation of net income under US GAAP.

Description of changes in shareholders’ equity under US GAAP

	2007	2006	2005

Shareholders’ equity under US GAAP as of beginning of the year	6,195	5,233	5,286

Additional paid-in capital (Note 21.A.12)	823	—	—
Dividends paid	(141)	—	—
Other comprehensive income	20	11	24
Net (loss) income under US GAAP	(23)	972	(77)
Adjustment to initially apply SFAS 158	—	(21)	—

Shareholders’ equity under US GAAP as of the end of the year	6,874	6,195	5,233

US GAAP summarized consolidated data
The consolidated income data and the consolidated cash flows for the years ended December 31, 2007, 2006 and 2005, and the consolidated balance sheet as of December 31, 2007 and 2006, presented below have been adjusted to reflect the differences between US GAAP and Argentina GAAP discussed above, giving effect to differences in measurement methods and disclosures as previously discussed.

	Year ended December 31,
US GAAP consolidated income and loss data	2007	2006	2005

Sales	12,974	11,303	10,287
Less — taxes on sales and services	(262)	(218)	(158)

Net sales	12,712	11,085	10,129
Cost of sales	(9,672)	(7,902)	(6,874)

Gross profit	3,040	3,183	3,255
Administrative and selling expenses	(1,406)	(1,071)	(923)
Exploration expenses	(172)	(117)	(34)
Other operating expenses, net	(785)	(61)	(1,685)

Operating income	677	1,934	613
Equity in earnings of affiliates	164	151	57
Financial expenses and holding losses, net	(439)	(406)	(906)

Income (loss) before income taxes and minority interest	402	1,679	(236)
Income tax (expense) benefit	(386)	(398)	126
Minority interest in subsidiaries	(39)	(309)	33

Net (loss) income for the year	(23)	972	(77)

	Year ended December 31,
US GAAP condensed consolidated balance sheet data	2007	2006

Other receivables	2,507	1,265
Other current assets	3,581	3,376

Current assets	6,088	4,641

Investments	3,141	3,521
Property, plant and equipment	9,130	9,159
Other non current assets	947	696

Total non current assets	13,218	13,376

Total assets	19,306	18,017

Short-term debt (a) (b)	1,452	2,179
Other liabilities	2,652	2,343

Total current liabilities	4,104	4,522

Long-term debt	4,613	3,729
Other non current liabilities	1,563	1,679

Total non current liabilities	6,176	5,408

Total liabilities	10,280	9,930

Minority interest in subsidiaries	2,152	1,892
Shareholders’ equity	6,874	6,195

	19,306	18,017

a)	The weighted average annual interest rates for outstanding short-term borrowings were 5.84% and 4.62% as of December 31, 2007 and 2006, respectively.

b)	Includes 78 and 1,093 corresponding to current portion of long-term debt for the fiscal years ended December 31, 2007 and 2006, respectively.

	Year ended December 31,
US GAAP condensed consolidated cash flow data	2007	2006	2005

Net cash provided by operations	1,549	2,551	1,699
Net cash used in investing activities	(1,581)	(1,958)	(1,598)
Net cash used in financing activities	(133)	(15)	(476)

(Decrease) Increase in cash	(165)	578	(375)
Effect of the exchange rate on cash	25	—	9
Cash and cash equivalent at the beginning	1,111	533	899

Cash and cash equivalent at the end under US GAAP	971	1,111	533

23. Additional financial statements disclosures required by US GAAP and the SEC
a) Income taxes
The tax effect of the significant differences between the book value under US GAAP and the tax value of the Company’s assets and liabilities and tax loss carryforwards is as follows:

	2007	2006

Deferred tax assets

Tax loss carryforwards	301	1,123
Inventories	39	13
Property, plant and equipment	211	53
Reserve for contingencies	95	90
Equity interest in affiliates	83	150
Pension plan obligations	51	44
Other deferred tax assets, not individually significant	130	41

Total gross deferred tax assets	910	1,514
Less-Valuation allowance	(636)	(1,194)

Total net deferred tax assets	274	320

Deferred tax liabilities

Prepaid expenses	(6)	(6)
Property, plant and equipment	(827)	(985)
Equity interest in affiliates	(319)	(248)
Other deferred tax liabilities, not individually significant	(24)	(1)

Total gross deferred tax liabilities	(1,176)	(1,240)

Net deferred tax liabilities	(902)	(920)

The reconciliation of tax provision at the statutory rate to the tax provision for the years ended December 31, 2007, 2006 and 2005, computed in accordance with US GAAP, is as follows:

	2007	2006	2005

Income (loss) before income tax and minority interest in subsidiaries	402	1,679	(236)

Statutory tax rate	35%	35%	35%

Statutory tax rate applied to pre-tax income (loss)	141	588	(83)

Equity in earnings of affiliates	233	(185)	(227)
Remeasurement and foreign earnings	(67)	29	(2)
Change in valuation allowance	(182)	(81)	147
Impairment, amortization and other decreases of goodwill	—	15	—
Tax adjustments and other, net	(2)	32	39
Deconsolidation of companies	(103)	—	—
Statute of limitation of tax losses carryfoward	366	—	—

Tax expense (benefit)	386	398	(126)

The Company’s provision for income taxes under US GAAP was comprised of the following:

	2007	2006	2005

Current

Argentina	51	6	15
Foreign	353	290	129

	404	296	144

Deferred

Argentina	32	109	(444)
Foreign	(50)	(7)	174

	(18)	102	(270)

Total tax expense (benefit)	386	398	(126)

As of December 31, 2007, the tax loss carry-forwards amounting to 684 may be used to the dates indicated below:

2009	471
2010 and thereafter	213

684

Effect of adopting FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”
In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted FIN 48 on January 1, 2007. The adoption did not have a material impact in our consolidated financial statements.
As of January 1, 2007, and for the twelve months ended December 31, 2007, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months. Furthermore, the Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of financial and operating expenses, respectively, in the consolidated statements of income. As of January 1, 2007, and for the year ended December 31, 2007, the Company has not accrued interest and penalties related to unrecognized tax benefits.
The Company and its subsidiaries file income tax returns in Argentina and in other foreign jurisdictions. The Argentine tax returns are open to examination by the respective tax authorities for the years beginning in 2002. In addition, tax returns of foreign jurisdictions in which we operate are open to examination for periods ranging from 4 to 6 years.
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
The estimated fair values of financial instruments are as follows, except for those financial instruments noted above for which the carrying values approximate fair values:

	2007		2006
	Carrying		Carrying
	amount		amount
	under	Fair	under	Fair
	US GAAP	Value	US GAAP	Value

Financial liabilities:
Long-term debt	4,613	4,662	3,729	3,877
c) Summarized financial information of unconsolidated affiliates
The following table provides summarized financial information on a 100% basis, for the main affiliates accounted for by the equity method, combined per business unit, under Argentina GAAP.
Each business unit includes the following companies as of December 31, 2007, 2006 and 2005.
•
Oil and Gas Exploration and Production: Petrolera Entre Lomas S.A., Inversora Mata S.A., Coroil S.A., Petroritupano S.A. (1), Petrowayú S.A. (1), Petrovenbras S.A. (1), Petrokariña S.A. (1), Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

•	Refining and Distribution: Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A. (2)

•	Petrochemical: Petroquímica Cuyo S.A.I.C. (2)

•	Gas, Energy and Electricity: Citelec S.A. (2), Yacylec S.A. (2) and Uruguaí S.A.

(1)	These companies were added in 2006.

(2)	Companies sold in the year ended December 31, 2007 (see Note 9.V)

	2007
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration	Refining and		Transportation
	and Production	Distribution	Petrochemical	of Gas	Electricity
Current Assets	5,988	553	—	—	—
Non Current Assets	7,322	422	—	—	—
Current Liabilities	3,726	416	—	—	—
Non Current Liabilities	4,657	49	—	—	—
Shareholders’ Equity	4,927	510	—	—	—
Sales	4,049	1,485	—	—	—
Gross profit	2,628	411	—	—	—
Net income	899	154	—	—	—

	2006
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration and	Refining and		Transportation
	Production	Distribution	Petrochemical	of Gas	Electricity
Current Assets	2,812	1,374	172	—	205
Non Current Assets	6,587	606	132	—	1,966
Current Liabilities	1,945	1,074	111	—	180
Non Current Liabilities	3,712	153	49	—	1,141
Shareholders’ Equity	3,742	753	144	—	440
Minority interest	—	—	—	—	410
Sales	3,308	4,229	470	—	501
Gross profit	1,582	605	80	—	168
Net income	377	272	35	—	34

	2005
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration	Refining and		Transportation
	and Production	Distribution	Petrochemical	of Gas	Electricity
Sales	1,384	2,931	337	—	431
Gross profit	784	491	64	—	126
Net income	168	278	19	—	407
d) Summarized financial information of proportionally consolidated jointly controlled companies
The following table provides summarized financial information on a proportional basis, for jointly controlled companies, which are proportionally consolidated under Argentina GAAP:

	2007				2006			2005
	CIESA (a)	Distrilec	PVIE (b)	Total	CIESA (a)	Distrilec	Total	CIESA (a)	Distrilec	Total

Current Assets	343	252	372	967	366	183	549	—	—	—
Non Current Assets	2,224	1,407	789	4,420	2,278	1,342	3,620	—	—	—
Current Liabilities	617	383	298	1,298	620	256	876	—	—	—
Non Current Liabilities	1,259	330	297	1,886	1,384	419	1,803	—	—	—
Shareholders Equity	218	560	564	1,342	211	509	720	—	—	—
Minority Interest	473	386	2	861	429	341	770	—	—	—

Sales	602	894	1,101	2,597	632	695	1,327	513	651	1,164
Gross Profit	287	215	573	1,075	312	101	413	243	97	340
Net Income (loss)	7	51	839	897	71	(37)	34	42	(8)	34

Cash provided by (used in):
Operating activities	304	224	312	840	326	45	371	—	—	—
Investing activities	(116)	(131)	71	(176)	(64)	(70)	(134)	—	—	—
Financing activities	(231)	(89)	(375)	(695)	(280)	33	(247)	—	—	—

(a)	For US GAAP reporting purposes, CIESA was not proportionally consolidated, as explained in Note 21 A.11)

(b)
Considering that the sale of the 40% equity interest in PVIE was celebrated in December 2007 (Note 9.V), the consolidated statements of income and cash flows show the participation in PVIE according to the procedure indicated for the consolidation of controlled companies.

e) Pension plan:
Defined benefit plan:
The goals with respect to asset investment are (1) the preservation of capital in U.S. Dollars, (2) the maintenance of high levels of liquidity and (3) the attainment of yields in accordance with a moderate risk profile.
Information for the Company’s defined benefit plans are as follows (see Note 15.b):

	2007	2006	2005
Change in projected benefit obligation
Projected Benefit Obligation at beginning	161	99	68
Service cost	3	2	1
Interest cost	21	16	6
Actuarial loss	1	15	26
Benefits paid	(10)	(7)	(7)
Unrecognized prior service cost	—	36	5

Projected benefit obligation at the end of the year (1)	176	161	99

Accumulated benefit obligation at end of year	176	161	99

Change in plan assets
Fair value of plan assets at beginning	35	40	45
Return on plan assets	3	2	2
Benefits paid	(7)	(7)	(7)

Fair value of plan assets at the end of the year (2)	31	35	40

Status of the plans
Unfunded status at year end	(145)	(126)	(59)

(1)
As of December 31, 2007, 2006 and 2005, the Projected Benefit Obligation is comprised of 124, 118 and 94 corresponding to the Compensatory Fund, and 52, 43 and 5 corresponding to the indemnity plan, respectively.

(2)	Both for December 31, 2007 and 2006 all assets contributed correspond to the Compensatory Fund (Note 15.b)

	2007	2006	2005
Amounts recorded in the consolidated balance sheet consists of:
Total liabilities	(145)	(126)	(59)
Intangible Assets	—	—	5

Cumulative amounts recorded in “Accumulated other comprehensive income” consists of:
Unrecognized prior service cost	38	40	—
Unrecognized actuarial loss	52	53	41

Total recored in “Accumulated other comprehensive income” at year end, before tax	90	93	41

	2007	2006
Reconciliation of amounts recognized in “Accumulated other comprehensive income”
Amounts recorded before tax at beginning of year	93	41
Reclassification of intangible assets due to SFAS 158	—	40
Change in unrecognized actuarial loss	1	14
Amortization of actuarial loss recognized in net periodic benefit cost	(4)	(2)

Amounts recorded before tax at end of year	90	93

	2007	2006	2005
Components of net periodic pension benefit cost
Service cost	3	2	1
Interest cost	21	16	6
Return on plan assets	(3)	(2)	(2)
Amortization of actuarial gain and losses and unrecognized prior service cost	4	2	—

Net periodic benefit cost	25	18	5

Weighted-average assumptions
Discount rate	4%	4%	4%
Rate of return on plan assets	6%	6%	4%
Rate of compensation increase	2%	2%	2%
The compulsory discount rate of 4% was established by the National Insurance Control Entity (Superintendencia de Seguros de la Nación), which is based on the historical analysis of fixed income investments.
As of the date of the issuance of these financial statements, the Board of Directors did not approve contributions to its Defined Benefit pension plan funds in 2008.
Benefit obligations for the period 2008-2017 are expected to be paid as follows:

2008	13
2009	12
2010	11
2011	11
2012	14
2013-2017	65
Adoption of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”
Effective December 31, 2006 for US GAAP reporting purposes, the Company implemented FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158), which requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income, a separate component of the shareholders’ equity.

In 2007 and 2006, the amounts recorded in other comprehensive income for net actuarial losses and prior service costs are required by FAS 158.
For 2005, FASB Statement No. 87, “Employers’ Accounting for Pensions,” required an employer to recognize a liability in its statement of financial position that was at least equal to the unfunded accumulated benefit obligation for defined benefit pension plans.
The following table presents the effect of adopting SFAS No. 158 on the Company’s December 31, 2006 consolidated balance sheet:

	Balances prior to
	SFAS No. 158		Balances after to
	Adoption	Adjustments	SFAS No. 158
Intangible assets	40	(40)	—

Accumulated other comprehensive loss	53	40	93

Liabilities	126	—	126

Deferred tax assets	30	14	44
As of December 31, 2007, components of accumulated other comprehensive income (loss) associated with the pension plans and the related amounts expected to be amortized to net periodic benefit cost in 2008 are as follows.
Accumulated other comprehensive income (loss), before the effect of income taxes and minority interest
Pension Benefits

Prior service cost	38

Net actuarial loss	52
Amounts expected to be recognized in 2008 net periodic benefit cost, before the effect of income taxes and minority interest
Pension Benefits

Prior service cost	2

Net actuarial loss	2
f) Business segment consolidated information
The following information shows additional disclosures under Argentina GAAP about the Company’s business segments as defined by its management.

	2007
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration and	Refining and		Transportation of		Corporate and
	Production	Distribution	Petrochemical	Gas	Electricity	Eliminations	Total

Unaffiliated revenues	3,005	5,606	3,034	1,188	1,400	(775)	13,458
Intersegment revenues	1,619	220	29	213	25	(2,106)	—

Total revenues	4,624	5,826	3,063	1,401	1,425	(2,881)	13,458

Depreciation, depletion and amortization	(782)	(56)	(100)	(95)	(158)	(26)	(1,217)

Equity in earnings of unconsolidated affiliates	80	75	21	—	—	—	176

Interest expense	(134)	(4)	(20)	(108)	(43)	(278)	(587)

Interest revenue	33	—	9	7	20	27	96

Dividends received from unconsolidated affiliates	179	79	6	—	—	—	264

Additions to property, plant and equipment	847	250	279	76	224	17	1,693

Identifiable assets	5,568	2,791	2,059	2,723	2,567	2,693	18,401

Investments in and advances to unconsolidated affiliates	2,786	146	—	23	1	—	2,956

Total assets	8,354	2,937	2,059	2,746	2,568	2,693	21,357

	2006
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration and	Refining and		Transportation of		Corporate and
	Production	Distribution	Petrochemical	Gas	Electricity	Eliminations	Total

Unaffiliated revenues	2,653	4,262	2,447	1,202	1,181	—	11,745
Intersegment revenues	2,128	269	43	184	26	(2,650)	—

Total revenues	4,781	4,531	2,490	1,386	1,207	(2,650)	11,745

Depreciation, depletion and amortization	(720)	(62)	(80)	(93)	(139)	(27)	(1,121)

Equity in earnings of unconsolidated affiliates	89	114	15	—	1	—	219

Interest expense	(221)	(4)	(25)	(130)	(23)	(208)	(611)

Interest revenue	35	—	5	15	18	35	108

Dividends received from unconsolidated affiliates	35	76	5	—	—	—	116

Additions to property, plant and equipment	1,327	238	194	68	82	1	1,910

Identifiable assets	6,891	2,246	1,678	2,808	2,291	1,322	17,236

Investments in and advances to unconsolidated affiliates	2,861	306	51	24	1	—	3,243

Total assets	9,752	2,552	1,729	2,832	2,292	1,322	20,479

	2005
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration and	Refining and		Transportation of		Corporate and
	Production	Distribution	Petrochemical	Gas	Electricity	Eliminations	Total

Unaffiliated revenues	2,935	3,572	2,140	1,009	999	—	10,655
Intersegment revenues	1,722	284	38	110	18	(2,172)	—

Total revenues	4,657	3,856	2,178	1,119	1,017	(2,172)	10,655

Depreciation, depletion and amortization	(820)	(65)	(69)	(90)	(137)	(28)	(1,209)

Equity in earnings of unconsolidated affiliates	15	101	7	18	140	—	281

Interest expense	(303)	(5)	(26)	(106)	(1)	(145)	(586)

Interest revenue	33	1	9	7	11	27	88

Dividends received from unconsolidated affiliates	22	40	7	—	3	—	72

Additions to property, plant and equipment	1,302	177	95	72	60	70	1,776

Identifiable assets	8,839	1,874	1,465	2,695	2,254	660	17,787

Investments in and advances to unconsolidated affiliates	331	279	38	135	31	—	814

Total assets	9,170	2,153	1,503	2,830	2,285	660	18,601

g) Exploratory well costs
The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:
Aging of capitalized exploratory well costs

	2007		2006		2005
	Amount	Wells	Amount	Wells	Amount	Wells
Less than one year	117	20	91	23	56	12
Between one and three years	30	1	15	3	5	2

Total	147	21	106	26	61	14

The amount of 30 recorded as capitalized exploratory suspended well costs as of December 31, 2007 for more than one year according to the table above, correspond to 1 well located in the Austral Basin, in Argentina, in which progress is being made on contractual arrangements that will permit future development and costs are being incurred to assess the reserves and their potential development.

24. Oil and Gas Supplementary Disclosures (Unaudited)
The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by Statement of Financial Accounting Standards N° 69 “Disclosures about Oil and Gas Producing Activities” and includes the Company and its subsidiaries oil and gas production activities as well as the equity shares in its affiliates valued by the equity method. The Company has oil and gas properties in Argentina and other countries in Latin America.
Amounts are stated in millions of pesos as mentioned in Note 2.c. to the financial statements.
Capitalized costs
The following table presents the capitalized costs as of December 31, 2007 and 2006, for proved and unproved oil and gas properties, and the related accumulated depreciation and allowances, which reduce the value of assets.

	2007		2006
	Argentina		Argentina
	GAAP	US GAAP	GAAP	US GAAP
	(in millions of constant pesos — note 2.c.)
Consolidated companies:

Proved properties:
Equipment, camps and other facilities	3,180	3,070	2,837	2,727
Mining properties and wells	7,456	6,434	7,163	6,069
Unproved properties	92	92	107	107

Total capitalized costs	10,728	9,596	10,107	8,903

Accumulated depreciation and allowances which reduce the value of assets	(6,470)	(5,006)	(5,200)	(3,858)

Subtotal of consolidated companies	4,258	4,590	4,907	5,045

Company’s share in capitalized costs by unconsolidated affiliates	2,275	2,290	2,426	2,448

Total net capitalized costs	6,533	6,880	7,333	7,493

Costs incurred
The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2007, 2006 and 2005. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	2007			2006
	Argentina and US GAAP			Argentina and US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total

Consolidated companies:

Acquisition of properties:

- Proved	—	—	—	—	—	—

- Unproved	—	—	—	—	—	—

Exploration costs	127	49	176	130	60	190

Development costs	820	614	1,434	665	589	1,254

Subtotal costs incurred by consolidated companies	947	663	1,610	795	649	1,444

Company’s share in costs incurred by unconsolidated affiliates	17	205	222	9	55	64

Total costs incurred	964	868	1,832	804	704	1,508

	2005
	Argentina and US GAAP
		Rest of
		Latin-
	Argentina	America	Total

Consolidated companies:

Acquisition of properties:

- Proved	—	—	—

- Unproved	—	—	—

Exploration costs	90	2	92

Development costs	583	835	1,418

Subtotal costs incurred by consolidated companies	673	837	1,510

Company’s share in costs incurred by unconsolidated affiliates	10	3	13

Total costs incurred	683	840	1,523

Results of operations
The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas-producing activities for the years ended December 31, 2007, 2006 and 2005. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate, nor the effect of the minority interest in Petrobras Energía and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

	2007
	Argentina GAAP			US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total
	(in millions of constant pesos - note 2.c)

Results of operations of consolidated companies:

Net sales:

- to third parties	274	2,121	2,395	274	2,121	2,395

- transfers to other operations	2,229	—	2,229	2,229	—	2,229

Total net sales	2,503	2,121	4,624	2,503	2,121	4,624

Production costs:

- Operating costs	(569)	(192)	(761)	(569)	(192)	(761)

- Royalties and other	(469)	(910)	(1,379)	(469)	(910)	(1,379)

Total production costs	(1,038)	(1,102)	(2,140)	(1,038)	(1,102)	(2,140)

Exploration costs	(121)	(51)	(172)	(121)	(51)	(172)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(576)	(965)	(1,541)	(606)	(753)	(1,359)

Results of operations before income tax	768	3	771	738	215	953

Income tax	(269)	(249)	(518)	(256)	(255)	(511)

Results of operations — consolidated companies	499	(246)	253	482	(40)	442

Company’s share in results of operations by unconsolidated affiliates	29	29	58	25	29	54

Total Results of oil and gas operations	528	(217)	311	507	(11)	496

	2006
	Argentina GAAP			US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total
	(in millions of constant pesos — note 2.c)

Results of operations of consolidated companies:

Net sales:

- to third parties	566	2,087	2,653	566	2,087	2,653

- transfers to other operations	2,128	—	2,128	2,128	—	2,128

Total net sales	2,694	2,087	4,781	2,694	2,087	4,781

Production costs:

- Operating costs	(484)	(218)	(702)	(484)	(218)	(702)

- Royalties and other	(359)	(684)	(1,043)	(359)	(684)	(1,043)

Total production costs	(843)	(902)	(1,745)	(843)	(902)	(1,745)

Exploration costs	(68)	(49)	(117)	(68)	(49)	(117)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(485)	(225)	(710)	(523)	(223)	(746)

Results of operations before income tax	1,298	911	2,209	1,260	913	2,173

Income tax	(454)	(308)	(762)	(441)	(309)	(750)

Results of operations — consolidated companies	844	603	1,447	819	604	1,423

Company’s share in results of operations by unconsolidated affiliates	32	40	72	27	40	67

Total Results of oil and gas operations	876	643	1,519	846	644	1,490

	2005
	Argentina GAAP			US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total
	(in millions of constant pesos — note 2.c)

Results of operations of consolidated companies:

Net sales:

- to third parties	458	2,477	2,935	458	2,477	2,935

- transfers to other operations	1,722	—	1,722	1,722	—	1,722

Total net sales	2,180	2,477	4,657	2,180	2,477	4,657

Production costs:

- Operating costs	(378)	(328)	(706)	(378)	(328)	(706)

- Royalties and other	(306)	(635)	(941)	(306)	(635)	(941)

Total production costs	(684)	(963)	(1,647)	(684)	(963)	(1,647)

Exploration costs	(32)	(2)	(34)	(32)	(2)	(34)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(506)	(650)	(1,156)	(448)	(1,720)	(2,168)

Results of operations before income tax	958	862	1,820	1,016	(208)	808

Income tax	(328)	(612)	(940)	(357)	(238)	(595)

Results of operations — consolidated companies	630	250	880	659	(446)	213

Company’s share in results of operations by unconsolidated affiliates	26	(11)	15	22	(43)	(21)

Total Results of oil and gas operations	656	239	895	681	(489)	192

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
The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States of America. As of December 31, 2007, DeGolyer and MacNaughton audited 71% of our estimated reserves for the year 2007. The technical audit covered approximately 90% of the estimated reserves operated by us, thus reserves which have not been certified are mainly attributable to estimated reserves related to areas where we do not act as operator. DeGolyer and MacNaughton have concluded that the audited proved oil and natural gas reserve volumes are reasonable. We resolved all questions that arose during the course of the audit process to the auditor’s satisfaction.
As of December 31, 2006 and 2005, our reserves estimates were audited by Gaffney, Cline & Associates Inc. The technical audit covered 93% and 95% of our estimated reserves for the years 2006 and 2005, respectively.
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

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2007, 2006 and 2005:

	CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS
	IN THOUSANDS OF BARRELS					NATURAL GAS IN MILLION OF CUBIC FEET
	CONSOLIDATED		UNCONSOLIDATED			CONSOLIDATED
	COMPANIES		COMPANIES			COMPANIES		UNCONSOLIDATED COMPANIES
		REST OF		REST OF			REST OF		REST OF
		LATIN -		LATIN -			LATIN -		LATIN -
Proved reserves (developed and undeveloped)	ARGENTINA	AMERICA	ARGENTINA	AMERICA	TOTAL	ARGENTINA	AMERICA	ARGENTINA	AMERICA	TOTAL

Reserves as of December 31,2004* (1)	170,173	397,330	6,117	9,136	582,756	1,085,885	365,987	13,630	—	1,465,502

Increase (Decrease) originated in:

Revisions of previous estimates	(7,066)	4,807	(99)	(624)	(2,982)	(88,102)	22,612	238	—	(65,252)

Improved recovery	(9,505)	—	20	—	(9,485)	12	—	44	—	56

Extensions and discoveries	3,850	8,762	232	—	12,844	23,541	13,787	233	—	37,561

Year’s production	(19,272)	(24,553)	(617)	(261)	(44,703)	(83,393)	(22,577)	(1,225)	—	(107,195)

Reserves as of December 31,2005*	138,180	386,346	5,653	8,251	538,430	937,943	379,809	12,920	—	1,330,672

Increase (Decrease) originated in:

Revisions of previous estimates	(2,522)	(257,027)	(114)	70,303	(189,360)	26,198	(175,162)	(934)	79,120	(70,778)

Improved recovery	(426)	4,705	464	—	4,743	156	6,830	568	—	7,554

Extensions and discoveries	5,510	6,900	—	—	12,410	63,595	—	—	—	63,595

Sale of proved reserves in place	(4,541)	—	—	—	(4,541)	—	—	—	—	—

Year’s production	(19,124)	(13,391)	(671)	(4,560)	(37,746)	(90,133)	(18,155)	(1,128)	(1,802)	(111,218)

Reserves as of December 31,2006 (*)	117,077	127,533	5,332	73,994	323,936	937,759	193,322	11,426	77,318	1,219,825

Increase (Decrease) originated in:

Revisions of previous estimates	(8,524)	18,198	(242)	(8,818)	614	(4,104)	86,034	(1,244)	(6,130)	74,556

Improved recovery	—	8,864	—	—	8,864	—	2,027	—	—	2,027

Extensions and discoveries	2,716	299	397	—	3,412	167,962	—	364	—	168,326

Sale of proved reserves in place	(1,231)	(39,330)	—	(109)	(40,670)	—	(41,245)	—	(350)	(41,595)

Year’s production	(16,353)	(9,118)	(693)	(5,090)	(31,254)	(94,631)	(16,406)	(827)	(4,212)	(116,076)

Reserves as of December 31,2007 (*)	93,685	106,446	4,794	59,977	264,902	1,006,986	223,732	9,719	66,626	1,307,063

(*) Includes proved developed reserves:

As of December 31, 2004	114,654	165,634	3,999	2,485	286,773	544,353	208,436	9,785	—	762,574
As of December 31, 2005	93,980	174,227	4,113	2,000	274,320	447,161	203,255	10,217	—	660,633
As of December 31, 2006	77,826	66,033	4,019	36,702	184,580	488,585	136,771	9,095	43,113	677,564
As of December 31, 2007	68,326	46,098	3,601	33,432	151,457	499,270	144,566	7,870	43,976	695,682

(1)	Effect of the merger on December 31, 2004
The amounts of proved reserves disclosed herein as of December 31, 2007 include 64,059 thousand of barrels of crude oil condensate and natural gas liquids and 316,074 million of cubic feet of natural gas correspond to the minority interest in Petrobras Energía which include 36,625 thousand of barrels of crude oil condensate and natural gas liquids and 168,230 million of cubic feet of natural gas correspond to the minority interest in Petrobras Energía of proved developed reserves.
The reserve volumes in Bolivia for year ended in 2007 and 2006 were calculated using the economic method, according to the terms of the new operating agreements signed in October 2006.
The estimated reserves were subjected to economic evaluation to determine their economic limits. Such estimated reserves in Argentina and Perú for years ended in 2007, 2006 and 2005 are stated prior to the payment of any royalties as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, the reserves are stated after such percentage.

In Venezuela, as of December 31, 2007 and 2006, estimated reserves were calculated on the basis of the contractual structure in force, and are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company. For the year ended in 2005, the Company received, for its interest in the “Oritupano-Leona” Block, an operational fee per barrel delivered to the Government of Venezuela. Additionally, the Company received a fee for reimbursement of certain capital expenditures. In the Mata, Acema and La Concepción areas, the Company collected a variable fee per barrel delivered that contemplated production costs plus a mark-up. For those years, the reserve volumes were computed by multiplying the Company’s working interest by the gross proved recoverable volumes for the contract area. In accordance with the agreement governing petroleum operations in Venezuela for those years, the Company was exempt from production royalty payments. Under these contracts, the Venezuelan government maintained full ownership of all hydrocarbons in fields.
As of December 31, 2005, had the economic method of calculating proved reserves (future expected cash flows of each field divided by the oil market prices at year end) been used, the reported amounts of crude oil, condensate and natural gas liquids proved reserves for consolidated companies in “Rest of Latin America” would have decreased by approximately 27.5%, and the reported crude oil, condensate and natural gas liquids proved reserves for unconsolidated companies in “Rest of Latin America” would have decreased by approximately 44.0%. The information in this paragraph was not audited by Gaffney, Cline & Associates.
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

	2007			2006			2005
		Rest of			Rest of			Rest of
		Latin-			Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total	Argentina	America	Total
	(in millions of pesos — note 2.c.)

Consolidated companies:

Future cash flows	18,655	21,327	39,982	17,264	20,460	37,724	24,589	41,868	66,457

Future production costs	(6,550)	(8,387)	(14,937)	(6,381)	(6,954)	(13,335)	(6,020)	(10,133)	(16,153)

Future development and abandonment costs	(2,199)	(2,024)	(4,223)	(2,383)	(2,230)	(4,613)	(2,030)	(4,068)	(6,098)

Future income tax	(2,875)	(3,541)	(6,416)	(2,310)	(3,644)	(5,954)	(5,298)	(10,294)	(15,592)

Undiscounted future net cash flows	7,031	7,375	14,406	6,190	7,632	13,822	11,241	17,373	28,614

10% annual discount	(2,344)	(3,643)	(5,987)	(2,040)	(3,497)	(5,537)	(4,006)	(7,656)	(11,662)

Subtotal of consolidated companies	4,687	3,732	8,419	4,150	4,135	8,285	7,235	9,717	16,952

Company’s share in standardized measure by unconsolidated affiliates	217	2,492	2,709	194	1,450	1,644	287	183	470

Standardized measure of discounted future net cash flows	4,904	6,224	11,128	4,344	5,585	9,929	7,522	9,900	17,422

The amounts of the standardized measure of discounted future net cash flows herein for the year ended December 31, 2007 include 2,691 that correspond to the minority interest in Petrobras Energía.

Changes in the standardized measure of discounted future net cash flows
The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2007, 2006 and 2005:

	CONSOLIDATED AND UNCONSOLIDATED COMPANIES
	2007			2006			2005
		Rest of			Rest of			Rest of
		Latin-			Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total	Argentina	America	Total
	(in millions of pesos — note 2.c.)
Standardized measure at beginning of year	4,344	5,585	9,929	7,522	9,900	17,422	5,789	7,753	13,542

Changes related to oil & gas activities:

Hydrocarbons sales net of production costs	(1,526)	(1,500)	(3,026)	(1,916)	(1,563)	(3,479)	(1,548)	(1,825)	(3,373)

Net change in sales prices, net of future production costs	1,076	2,655	3,731	(4,114)	(488)	(4,602)	4,168	4,985	9,153

Changes in future development costs	(555)	(937)	(1,492)	(756)	(334)	(1,090)	(571)	(879)	(1,450)

Extensions, discoveries and improved recovery, net of future production and associated costs	728	12	740	326	505	831	(518)	282	(236)

Development costs incurred	837	819	1,656	674	644	1,318	593	838	1,431

Revisions of quantity estimates	(301)	2,365	2,064	(155)	(750)	(905)	(579)	486	(93)

Purchase of reserves in place	—	—	—	—	—	—	—	—	—

Sale of reserves in place	(51)	(2,790)	(2,841)	(323)	—	(323)	—	—	—

Net change in income taxes	(307)	(636)	(943)	2,000	3,132	5,132	(921)	(2,944)	(3,865)

Accretion of discount	626	902	1,528	1,138	1,636	2,774	868	1,119	1,987

Changes in production rates	8	(82)	(74)	100	178	278	31	(218)	(187)

Effect of the ending of old contracts and the signing of the new ones before tax (Bolivia and Venezuela)	—	—	—	—	(7,084)	(7,084)	—	—

Other changes	25	(169)	(144)	(152)	(191)	(343)	210	303	513

Standardized measure at end of year	4,904	6,224	11,128	4,344	5,585	9,929	7,522	9,900	17,422

The amounts of the standardized measure of discounted future net cash flows herein for the year ended December 31, 2007 include 2,691 that correspond to the minority interest in Petrobras Energía.
25. Subsequent events
a)	Discovery of gas and condensate in Perú
In January 2008, Petrobras Energía announced a discovery of gas and condensate in the Kinteroni prospect in Lote 57, which is still in the evaluation stage. In order to complete the well evaluation, production tests on the more relevant mineralized levels are still pending.

b)	Acquisition of Tierra Negra exploration block
In January 2008, 10% of Tierra Negra exploration block was formally awarded to Petrobras Energía Colombia. Since no positive results were obtained from exploration activities, the Tierra Negra exploration area was returned to the Colombian National Hydrocarbon Agency in 2008 first quarter.
c)	Law on Special Contribution on Extraordinary Prices of the International Hydrocarbon Market in Venezuela
In April 2008, the government of Venezuela published the Law of Special Contribution to Extraordinary Prices at the International Hydrocarbons Market. This law imposes a windfall profits tax on exports of liquid hydrocarbons and related oil products when the average monthly price of Brent crude exceeds US$70.00 per barrel, with 50% of the Brent crude price in excess of US$70.00 payable to the Venezuelan government. Likewise, when the average monthly Brent crude price exceeds US$100.00 per barrel, 60% of the Brent crude price above US$100.00 is payable as tax. As of the date of this annual report, we are evaluating whether this law will have a differential impact on mixed-ownership companies. As a result, we have not incorporated this windfall profits tax into our estimates of the recoverability of our stake in the mixed-ownership companies.
d)	Request for termination of the participation agreement relating to Block 18 in Ecuador TLC
On March 30, 2008, Petroecuador notified EcuadorTLC that Ecuador’s Attorney General had submitted a request for termination of the participation agreement relating to Block 18, based on alleged irregularities in the assignment to Teikoku Oil Ecuador S.A. of a 40% interest in Block 18, an alleged lack of registration of what the Attorney General understands to be a consortium among the different parties to the participation agreement, and on account of alleged repeated penalties imposed for non-compliance with the Hydrocarbon Law.
On April 10, 2008 EcuadorTLC filed an answer invoking its rights, and included with its answer all documentary evidence that it believes necessary to prove that there are no grounds for terminating the Block 18 participation agreement, since the assignment had been approved by the respective administrative authorities and a Ministerial Accord had been issued authorizing the assignment and obliging Petroecuador to amend the participation agreement and grant the pertinent deeds.
e)	Application of Law N° 42/2006 in Ecuador TLC
According to its legal counsel, Ecuador TLC S.A. has legal grounds to consider Law N° 42/2006 inapplicable. In this respect, as from January 2008, Ecuador TLC S.A. did not record the US$71 million settlements for the three month period ended March 31, 2008 made by Petroecuador under Law N° 42/2006. These financial statements do not include any provision for these contingencies.
In order to protect Ecuador TLC S.A.’s position, a notice was served on Ecuador’s Attorney General under the terms of the Treaty for the Reciprocal Protection of Investments signed by Ecuador and Argentina which authorizes, once the term for negotiation between the parties has elapsed, to use the arbitration means provided for the resolution of the dispute, since Ecuador TLC S.A. considers Law N°42 is a confiscatory law that puts at risk the investment’s economic feasibility, being equivalent to an expropriation of its interests.
f)	Regular Shareholders’ Meeting held on March 28, 2008
At the Regular Shareholders’ Meeting, held on March 28, 2008, it was announced that if upon approval of any of our quarterly Financial Statements for 2008, interim-period net and realized profits reflect an amount equivalent to the sum we received in connection with the cash dividend of P$315 million approved on the same date by Petrobras Energía S.A.’s General Shareholders’ Meeting, the Board of Directors will authorize payment of a single advance dividend in cash pursuant to the provisions of the Business Associations Law, for up to above mentioned amount.

g)	Acquisition of interest in El Tordillo and La Tapera — Puesto Quiroga
In December 2007, Petrobras Energía acquired from Energy Development Corporation (Argentina), Inc., Argentina Branch, a 13.72% interest in El Tordillo and La Tapera — Puesto Quiroga assets in the amount of US$117.5 million, transaction that became effective in March 2008 after completion of all contractual formalities.
h)	Approval of Global Program for the issuance of Corporate Notes
The General Regular Shareholders’ Meeting of Petrobras Energía held on March 28, 2008 approved the creation of a global program for the issuance of corporate notes for a maximum principal amount at any time outstanding of US$1 billion or its equivalent in any currency, with a 5-year maturity, or the maximum amount as established by any applicable regulation, under terms and conditions identical to those of the US$2.5 billion program. As of the date of these financial statements, Petrobras Energía started the formalities necessary to obtain the CNV authorization.
26. Other consolidated information
The following tables present additional consolidated financial statement disclosures required under Argentina GAAP.
a)	Property, plant and equipment

b)	Equity in affiliates

c)	Costs of sales

d)	Foreign currency assets and liabilities

e)	Consolidated detail of expenses incurred and depreciation

f)	Information about ownership in subsidiaries and affiliates

g)	Oil and gas areas and participation in joint ventures

h)	Combined joint ventures and consortium assets, liabilities and results

a)	Property, plant and equipment as of December 31, 2007, 2006 and 2005 (Stated in millions of Argentina Pesos — See Note 2.c)

	2007
	Oil and Gas			Gas and Energy
	Exploration	Refining			Marketing and
	and	and			Transportation	Corporate and
	Production	Distribution	Petrochemicals	Electricity	of Gas	Eliminations	Total

Net book value at the beginning of the year	4,907	1,123	821	1,806	2,044	137	10,838

Translation effect	45	—	9	—	—	—	54

Net increase	847	250	279	224	76	17	1,693

Impairment of assets in Ecuador (Note 6)	(759)	—	—	—	—	—	(759)

Depreciation (Note 26.e)	(782)	(56)	(100)	(158)	(95)	(26)	(1,217)

Net book value at the end of the year	4,258	1,317	1,009	1,872	2,025	128	10,609

	2006
	Oil and Gas			Gas and Energy
	Exploration	Refining			Marketing and
	and	and			Transportation	Corporate and
	Production	Distribution	Petrochemical	Electricity	of Gas	Eliminations	Total

Net book value at the beginning of the year	6,913	947	702	1,863	2,069	163	12,657

Translation effect	47	—	5	—	—	—	52

Net increase	1,327	238	194	82	68	1	1,910

Migration of operations in Venezuela (Note 6)	(2,660)	—	—	—	—	—	(2,660)

Depreciation (Note 26.e)	(720)	(62)	(80)	(139)	(93)	(27)	(1,121)

Net book value at the end of the year	4,907	1,123	821	1,806	2,044	137	10,838

	2005
	Oil and Gas			Gas and Energy
	Exploration	Refining			Marketing and
	and	and			Transportation	Corporate and
	Production	Distribution	Petrochemical	Electricity	of Gas	Eliminations	Total

Net book value at the beginning of the year	6,624	835	670	1,940	2,087	121	12,277

Translation effect	62	—	6	—	—	—	68

Net increase	1,302	177	95	60	72	70	1,776

Impairment of assets in Venezuela (Note 6)	(255)	—	—	—	—	—	(255)

Depreciation (Note 26.e)	(820)	(65)	(69)	(137)	(90)	(28)	(1,209)

Net book value at the end of the year	6,913	947	702	1,863	2,069	163	12,657

b)	Equity in affiliates as of December 31, 2007 and 2006
(Stated in millions of Argentina Pesos, unless otherwise indicated — See Note 2.c)

	2007				2006
	Description of securities
	Face			Book	Book
Name and issuer	Value	Amount	Cost	value	value

Coroil S.A.	Bs 1,000	490	48	38	48
Petrobras Bolivia Refinación S.A.			—	—	183
Inversora Mata S.A.	Bs 1,000	490	61	90	94
Oleoducto de Crudos Pesados Ltd.	US$0.01	31,500	98	95	96
Oleoductos del Valle S.A.	$10	2,542,716	61	62	64
Petrolera Entre Lomas S.A.	$1	96,050	2	66	68
Refinería del Norte S.A.	$10	2,610,809	63	146	123
Cost related with CIESA’s reestructuring (Note 9.II)			—	110	110
TGS S.A. goodwill in CIESA S.A.			—	23	24
Petroritupano S.A.	Bs 1,000	483,283	1,109	1,128	1,127
Petroven-Bras S.A.	Bs 1,000	97,163	129	130	132
Petrowayú S.A.	Bs 1,000	382,202	957	950	984
Petrokariña S.A.	—	—	456	466	453
Other			—	2	53

			2,984	3,306	3,559

Bs	Millions of Venezuelan Bolivares

US$	Millions of American Dollars

c)	Costs of sales for the years ended December 31, 2007, 2006 and 2005
(Stated in millions of Argentina Pesos — See Note 2.c)

	2007
				Gas and Energy
	Oil and Gas				Marketing
	Exploration				and
	and	Refining and			Transportation	Corporate and
	Production	Distribution	Petrochemicals	Electricity	of Gas	Eliminations	Total
Inventories at the beginning of the year	159	569	318	40	7	(124)	969
Translation effect	2	—	2	—	—	—	4
Costs (Section e)	2,338	181	269	346	208	—	3,342
Holding gain (losses)	8	29	84	(2)	—	(33)	86
Purchases, consumption and other	77	5,815	2,440	680	882	(2,881)	7,013
Inventories at the end of the year	(102)	(850)	(437)	(44)	(16)	167	(1,282)

Costs of sales	2,482	5,744	2,676	1,020	1,081	(2,871)	10,132

	2006
				Gas and Energy
	Oil and Gas				Marketing
	Exploration				and
	and	Refining and			Transportation	Corporate and
	Production	Distribution	Petrochemicals	Electricity	of Gas	Eliminations	Total
Inventories at the beginning of the year	165	527	263	42	10	(146)	861
Translation effect	2	1	—	—	—	—	3
Costs (Section e)	2,003	181	229	271	200	—	2,884
Holding gain (losses)	(1)	17	18	1	(3)	(7)	25
Purchases, consumption and other	84	4,535	1,876	585	834	(2,650)	5,264
Inventories at the end of the year	(159)	(569)	(318)	(40)	(7)	124	(969)

Costs of sales	2,094	4,692	2,068	859	1,034	(2,679)	8,068

	2005
				Gas and Energy
	Oil and Gas				Hydrocarbons	Corporate,
	Exploration				Marketing	Other Discontinued
	and				and	Investments and
	Production	Refining	Petrochemical	Electricity	Transportation	Eliminations	Total
Inventories at the beginning of the year	130	331	278	33	3	(77)	698
Translation effect	1	—	—	—	—	—	1
Costs (Section e)	1,871	147	171	275	175	—	2,639
Holding gain (losses)	(6)	88	(6)	(10)	—	(26)	40
Purchases, consumption and other	135	3,687	1,522	499	666	(2,175)	4,334
Inventories at the end of the year	(165)	(527)	(263)	(42)	(10)	146	(861)

Costs of sales	1,966	3,726	1,702	755	834	(2,132)	6,851

d)	Foreign currency assets and liabilities as of December 31, 2007 and 2006.
(Stated in millions of Argentina Pesos, unless otherwise indicated — See Note 2.c)

	Foreign currency and		Exchange	Book value in
	amount		rate	local currency
CURRENT ASSETS
Cash	US$	6	3.1500	18
	Rs	1	1.7962	1
	BS	3,413	0.0015	5

				24

Investments	US$	283	3.1500	890
	Rs	33	1.7962	60

				950

Trade receivables	US$	207	3.1500	652
	Rs	81	1.7962	146

				798

Other receivables	US$	548	3.1500	1,727
	Rs	11	1.7962	20

				1,747

TOTAL 2007				3,519

TOTAL 2006				2,642

NON-CURRENT ASSETS
Trade receivables	US$	3	3.1500	8

Other receivables	US$	8	3.1500	26
	Rs	46	1.7962	83

				109

Investments	US$	43	3.1500	137

TOTAL 2007				254

TOTAL 2006				356

TOTAL ASSETS		2007		3,773

		2006		2,998

	Foreign currency and		Exchange	Book value in
	amount		rate	local currency
CURRENT LIABILITIES
Accounts payable	US$	341	3.1500	1,074
	Rs	28	1.7962	50
	BS	13,652	0.0015	20
	Sol	1	1.0510	1

				1,145

Short-term debt	US$	545	3.1500	1,717
	Rs	43	1.7962	77

				1,794

Payroll and social	Sol	2	1.0510	2
security taxes	Rs	7	1.7962	13
	US$	5	3.1500	15

				30

Taxes payable	US$	17	3.1500	55
	Rs	36	1.7962	64

				119

Other liabilities	Rs	3	1.7962	6
	US$	43	3.1500	135

				141

TOTAL 2007				3,229

TOTAL 2006				3,628

NON-CURRENT LIABILITIES
Accounts payable	US$	4	3.1500	14

Long-term debt	US$	1,698	3.1500	5,350

Taxes payable	US$	54	3.1500	171
	Rs	42	1.7962	75

				246

Other liabilities	US$	91	3.1500	286
	Rs	1	1.7962	2

				288

TOTAL 2007				5,898

TOTAL 2006				5,042

TOTAL LIABILITIES		2007		9,127

		2006		8,670

US$	Millions of American Dollars

BS	Millions of Bolivares

Rs	Millions of Reales

Sol	Millions of Peruvian Soles

e)	Consolidated detail of expenses for the years ended December 31, 2007, 2006 and 2005
(Stated in millions of Argentina Pesos — See Note 2.c)

	2005	2006	2007
					Administrative
					and selling	Exploration
Accounts	Total	Total	Total	Costs	expenses	expenses

Salaries and wages	435	531	610	271	338	1
Social security taxes	72	96	109	46	63	—
Other benefits to personnel	128	166	182	59	123	—
Taxes, charges and contributions	209	209	259	16	242	1
Fees and professional advisory	100	110	113	31	81	1
Depreciation of property, plant and equipment (Note 26.a)	1,209	1,121	1,217	1,117	100	—
Amortization of other assets	14	8	8	1	7	—
Oil and gas royalties	507	716	920	920	—	—
Spares and repairs	129	158	161	151	10	—
Geological and geophysical expenses	34	32	103	—	—	103
Abandoned and non-productive well write-downs	16	78	45	—	—	45
Transportation and freights	293	332	372	53	319	—
Construction contracts and other services	466	520	604	450	154	—
Fuel, gas, energy and other	68	71	93	83	10	—
Other operating costs and consumptions	236	228	261	149	91	21
Expense reimbursements	(107)	(98)	(99)	(5)	(94)	—

Total 2007			4,958	3,342	1,444	172

Total 2006		4,278		2,884	1,277	117

Total 2005	3,809			2,639	1,136	34

f)	Information about ownership in subsidiaries and affiliates as of December 31, 2007

	% OF OWNERSHIP AND VOTES
	DIRECT	INDIRECT	BUSINESS SEGMENT

Subsidiaries

Corod Producción S.A. (Venezuela)	—	75.82	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	—	75.82	Oil and Gas Exploration and Production
Enecor S.A.	—	53.07	Gas and Energy
EG3 Asfaltos S.A.	—	75.82	Refining and Distribution
EG3 Red S.A.	—	75.82	Refining and Distribution
Innova S.A. (Brazil)	—	75.82	Petrochemicals
Petrobras Energía de México S.A. de C.V. (México)	—	75.82	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Bermudas)	—	75.82	Corporate
Petrobras Holding Austria AG (Austria)	—	75.82	Corporate
Petrobras Energía S.A.	75.82	—	Corporate
Petrobras Energía Internacional S.A.	—	75.82	Corporate
Petrobras Energía Operaciones S.A. (Ecuador)	—	75.82	Oil and Gas Exploration and Production
Petrobras Electricidad de Argentina S.A.	—	75.82	Gas and Energy
Petrobras Financial Services Austria GMBH (Austria)	—	75.82	Corporate
Petrobras Hispano Argentina S.A. (Spain)	—	75.82	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	—	75.82	Corporate
Petrobras Energía Ecuador (Grand Cayman)	—	75.82	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	—	75.82	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	—	48.94	Gas and Energy
World Energy Business S.A.	—	75.82	Gas and Energy
Electricidade Com S.A. (Brazil)	—	75.82	Gas and Energy
Petrobras Energía Colombia (Grand Cayman)	—	75.82	Oil and Gas Exploration and Production
World Fund Financial Services (Grand Cayman)	—	75.82	Corporate

Main affiliates — join control

Cía. de Inversiones de Energía S.A.	—	37.91	Gas and Energy
Distrilec Inversora S.A.	—	36.77	Gas and Energy
Edesur S.A.	—	20.72	Gas and Energy
Transportadora de Gas del Sur S.A.	—	20.96	Gas and Energy
Petrobras de Valores Internacional de España S.L. (Spain)	—	45.49	Corporate
Petrobras Energía Perú S.A. (Perú)	—	45.55	Oil and Gas Exploration and Production
Petrobras Energía Venezuela S.A. (Venezuela)	—	45.55	Oil and Gas Exploration and Production

Main affiliates — significant influence

Coroil S.A. (Venezuela)	—	28.36	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Grand Cayman)	—	8.66	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	—	8.66	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	—	37.15	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	—	17.51	Oil and Gas Exploration and Production
Propyme S.G.R	—	37.91	Corporate
Petrolera Entre Lomas S.A.	—	14.56	Oil and Gas Exploration and Production
Refinería del Norte S.A.	—	21.61	Refining and Distribution
Urugua-í S.A.	—	22.24	Gas and Energy
Petroven-Bras S.A.	—	25.20	Oil and Gas Exploration and Production
Petrokariña S.A.	—	26.15	Oil and Gas Exploration and Production
Petrowayú S.A.	—	27.30	Oil and Gas Exploration and Production
Petroritupano S.A.	—	16.68	Oil and Gas Exploration and Production

Other subsidiaries

Ternoeléctrica José de San Martín S.A.	—	6.07	Gas and Energy
Ternoeléctrica Manuel Belgrano S.A.	—	6.07	Gas and Energy

g)	Oil and gas areas and participation in joint-ventures as of December 31, 2007

		WORKING		DURATION
NAME	LOCATION	INTEREST (2)	OPERATOR	THROUGH
Production
Argentina
25 de Mayo — Medanito S.E.	La Pampa and Río Negro	100.00%	Petrobras Energía	2016
Jagüel de los Machos	La Pampa and Río Negro	100.00%	Petrobras Energía	2015
Puesto Hernández	Mendoza and Neuquén	38.45%	Petrobras Energía	2016
Bajada del Palo — La Amarga Chica	Neuquén	17.90%	Petrolera Entre Lomas	2015
Santa Cruz II	Santa Cruz	100.00%	Petrobras Energía	2017 / 2024
Río Neuquén	Neuquén and Río Negro	100.00%	Petrobras Energía	2017
Entre Lomas	Neuquén and Río Negro	17.90%	Petrolera Entre Lomas	2016
Aguada de la Arena	Neuquén	80.00%	Petrobras Energía	2022
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	Petrobras Energía	2016
Santa Cruz I	Santa Cruz	71.00%	Petrobras Energía	2016 / 2023
Sierra Chata (7)	Neuquén	19.89%	Petrobras Energía	2022
El Mangrullo	Neuquén	100.00%	Petrobras Energía	2025
Atuel Norte	Mendoza	33.33%	Tecpetrol	2016
La Tapera — Puesto Quiroga (7)	Chubut	21.95%	Tecpetrol	2016
El Tordillo (7)	Chubut	21.95%	Tecpetrol	2016
Aguaragüe	Salta	15.00%	Tecpetrol	2017
Agua Fresca	Santa Cruz	50.00%	Petrobras Energía	(1)
Gobernardor Ayala	La Pampa	22.51%	Petro Andina Resources Ltd	(1)

Foreign
Colpa — Caranda	Bolivia	100.00%	Petrobras Energía	2029
Oritupano — Leona (5)	Venezuela	22.00%	PDVSA	2025
Acema (5)	Venezuela	33.24%	PDVSA	2025
La Concepción (5)	Venezuela	36.00%	PDVSA	2025
Mata (5)	Venezuela	34.49%	PDVSA	2025
Lote X	Perú	60.08%	Petrobras Energía Perú	2024
Block 18 (4)	Ecuador	70.00%	Ecuadortlc	2022
Block 31 (4)	Ecuador	100.00%	Petrobras Energía Ecuador	2024
Tibu	Colombia	30.00%	Ecopetrol	—

Exploration
Argentina
Glencross	Santa Cruz	87.00%	Petrobras Energía	2032
Puesto Oliverio	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerrito Oeste	Santa Cruz	50.00%	Petrobras Energía	(1)
El Campamento	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerro Hamaca	Mendoza	39.64%	Petro Andina Resources Ltd	(1)
Cañadón del Puma	Neuquén	50.00%	Chevron San Jorge	2008
Parva Negra (7)	Neuquén	47.63%	Petrobras Energía	(1)
Cerro Manrique (3)	Rio Negro	50.00%	Petrobras Energía	—
Estancia Chiripá	Santa Cruz	87.00%	Petrobras Energía	2032
Enarsa 1 (E1)	Argentine continental shelf	25.00%	YPF	2023
Enarsa 3 (E3)	Argentine continental shelf	35.00%	Petrobras Energía	2023
Chirete	Salta	100.00%	Petrobras Energía	2010
Hickmann	Salta	50.00%	Tecpetrol	2011
Rio Colorado	Salta	30.00%	Tecpetrol	2010

Foreign
Block 57 (6)	Perú	21.12%	Petrobras Energía Perú	2011
Block 58	Perú	60.08%	Petrobras Energía Perú	2012
Block 103	Perú	18.02%	Petrobras Energía Perú	2013
Block 110	Perú	60.08%	Petrobras Energía Perú	2013
Block 117	Perú	60.08%	Petrobras Energía Perú	2013

(1)	The granting of the concession is under progress and the term will be 25 years from such granting.

(2)	Indirect interest through Petrobras Enegia and its subsidiaries.

(3)	The granting of the exploration concession is not yet obtained.

(4)	See Note 6 — Operations in Ecuador.

(5)	See Note 6 — Operations in Venezuela.

(6)	In 2007 the Company acquired an additional 11.01% interest in the block. The granting required to establish the Company’s share in the block is still pending.

(7)	See Note 6 — Changes in Oil and gas areas and participation in joint ventures in Argentina.

h)	Combined joint-ventures and consortium assets and liabilities as of December 31, 2007 and 2006 and results for the fiscal years ended December 31, 2007, 2006 and 2005.
(Stated in millions of Argentina Pesos — See Note 2.c)

Assets and liabilities	2007	2006

Current assets	935	647
Non-current assets	1,415	1,656

Total assets	2,350	2,303

Current liabilities	538	724
Non-current liabilities	74	65

Total liabilities	612	789

Statement of income
For the fiscal years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Net sales	1,719	1,686	2,105
Costs of sales	(895)	(634)	(878)

Gross profit	824	1,052	1,227

Administrative and selling expenses	(67)	(102)	(92)
Exploration expenses	(49)	(42)	(20)
Other operating expenses	(226)	(93)	(219)
Financial expenses and holding losses	(22)	(49)	(160)
Other expenses net	(569)	—	—
Income tax provision	(130)	(146)	(98)

Net (loss) income	(239)	620	638

REFINERÍA DEL NORTE S.A.
STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006
(Figures stated in thousands of Argentine pesos — Note 2.II.)

	Unaudited
	2007	2006

NET SALES (Note 3.i)	1,485,456	1,516,420

COST OF SALES (Note 3.j)	(1,074,513)	(1,180,701)

Gross profit	410,943	335,719

ADMINISTRATIVE EXPENSES (Exhibit II)	(51,193)	(43,294)

SELLING EXPENSES (Exhibit II)	(100,301)	(90,380)

OTHER EXPENSES	(10,924)	(5,884)

FINANCIAL INCOME (EXPENSES) AND HOLDING GAINS (LOSSES) (Note 3.k)	18,391	(16,494)

OTHER INCOME (EXPENSES), NET (Note 3.l)	1,301	(35,523)

Income before income tax	268,217	144,144

INCOME TAX (Note 3.m)	(100,342)	(54,952)

Net income for the year	167,875	89,192

The accompanying notes 1 through 6 and supplementary statements (Exhibits I through V) are an integral part of these financial statements.

REFINERÍA DEL NORTE S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006
(Figures stated in thousands of Argentine pesos — Note 2.II.)

	Unaudited
	2007	2006
ASSETS
CURRENT ASSETS
Cash	3,498	6,044
Investments (Note 3.a)	85,643	47,005
Trade receivables (Note 3.b)	125,248	118,680
Other receivables (Note 3.c)	153,100	153,202
Inventories (Note 3.d)	185,791	112,238

Total current assets	553,280	437,169

NON-CURRENT ASSETS
Trade receivables	2,508	2,564
Other receivables (Note 3.c)	1,476	17,993
Materials and spare parts	17,628	18,537
Investments	3	3
Property, plant and equipment (Exhibit I)	397,653	400,752
Intangible assets	2,348	3,229

Total non-current assets	421,616	443,078

Total assets	974,896	880,247

LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 3.e)	272,240	253,474
Loans (Note 3.f)	88,140	79,848
Payroll and social security taxes	7,517	6,188
Taxes payable (Note 3.g)	45,826	3,456
Other liabilities (Note 3.h)	—	29,369
Advances from customers	1,820	5,210
Dividends payable	—	35,605

Total current liabilities	415,543	413,150

NON-CURRENT LIABILITIES
Other liabilities (Note 3.h)	9,479	9,002

Total non-current liabilities	9,479	9,002

Total liabilities	425,022	422,152

SHAREHOLDERS’ EQUITY (as per related statements)	549,874	458,095

	974,896	880,247

The accompanying notes 1 through 6 and supplementary statements (Exhibits I through V) are an integral part of these financial statements.

REFINERÍA DEL NORTE S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006
(Figures stated in thousands of Argentine pesos — Note 2.II.)

	Unaudited
	2007						2006
	Shareholders’
	contributions		Retained earnings
		Adjustment			Inappropriate
	Capital	to capital	Legal	Voluntary	retained
	stock	stock	reserve	reserve	earnings	Total	Total
Balances at beginning of the year	91,607	130,190	30,483	116,623	89,192	458,095	404,508

Decisions of the Regular Shareholders’ Meetings of April 14, 2006, March 15, 2007, and December 26, 2007:
- Earnings distribution:
to cash dividends	—	—	—	—	(44,596)	(44,596)	(35,605)
to legal reserve	—	—	4,460	—	(4,460)	—	—
to voluntary reserve	—	—	—	40,136	(40,136)	—	—
- Reversal of the voluntary reserve for payment of dividends	—	—	—	(31,500)	—	(31,500)	—

Net income for the year	—	—	—	—	167,875	167,875	89,192

Balances at end of the year	91,607	130,190	34,943	125,259	167,875	549,874	458,095

The accompanying notes 1 through 6 and supplementary statements (Exhibits I through V) are an integral part of these financial statements.

REFINERÍA DEL NORTE S.A.
STATEMENTS OF CASH FLOWS (1)
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006
(Figures stated in thousands of Argentine pesos — Note 2.II.)

	Unaudited
	2007	2006
Cash provided by operations:
Net income for the year	167,875	89,192
Adjustments to reconcile the net income for the year to the cash provided by operations:
Income tax accrued	100,342	54,952
Income tax paid	(39,659)	(85,498)
Depreciation of property, plant and equipment	41,053	37,641
Agreement with Salta’s tax authorities	—	29,369
Interest accrued	4,055	4,053
Interest paid	(4,459)	(4,208)
Inventory holding (gains) losses	(24,032)	9,757
Consumption of materials and spare parts	8,381	7,372
Property, plant and equipment retirements	1,984	—
Intangible assets amortization	842	842
Reestimation of provisions and reserves	879	(3,374)
Other	337	892

Changes in assets and liabilities
Trade receivables	(7,310)	56,496
Other receivables	16,619	(95,336)
Inventories and materials and spare parts	(56,993)	(24,293)
Accounts payable	18,766	33,780
Payroll and social security taxes and taxes payable	(16,984)	2,263
Advances from customers	(3,390)	—
Other liabilities	(28,892)	548

Cash provided by operations	179,414	114,448

Cash used in investing activities:
Acquisition of property, plant and equipment	(40,252)	(67,279)
Sale of property, plant and equipment	314	(155)
Increase in intangible assets	(63)	(1,679)

Cash used in investing activities	(40,001)	(69,113)

Cash (used in) provided by financing activities:
Net short-term loans obtained	8,380	969
Dividends paid	(111,701)	—

Cash (used in) provided by financing activities	(103,321)	969

Increase (decrease) in cash	36,092	46,304

Cash and cash equivalents at beginning of the year (1)	53,049	6,745

Cash and cash equivalents at end of the year (1)	89,141	53,049

(1)	Cash plus current investments with original maturities of three months or less.
The accompanying notes 1 through 6 and supplementary statements (Exhibits I through V) are an integral part of these financial statements.

REFINERÍA DEL NORTE S.A.
NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007
(Figures stated in thousands of Argentine pesos — Note 2.II.)
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
2. SIGNIFICANT ACCOUNTING POLICIES
I. Generally accepted accounting principles
These financial statements were prepared in accordance with generally accepted accounting principles effective in Argentina, as approved by the Professional Council in Economic Sciences of the City of Buenos Aires (C.P.C.E.C.A.B.A.).
On August 10, 2005, the Board of the C.P.C.E.C.A.B.A. approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards, effective for the fiscal years beginning as from January 1, 2006. In addition, it contemplated transition standards that defer the obligatory effectiveness of certain changes for fiscal years beginning as from January 1, 2008.
The changes that could be of relevance to the Company’s financial statements are described below:
(a) It is established that the difference between the Property, Plant and Equipment carrying value adjusted for inflation (and other non-monetary assets) and their tax value is a temporary difference for deferred income tax purposes that would result in the recognition of a deferred tax liability. Notwithstanding this, it is acceptable to continue to consider such difference as permanent. In this case, the disclosure of certain supplementary information is required. The Company decided to continue considering this difference as a permanent one and will meet the supplementary information filing requirement as from January 1, 2008.
(b) In the performance of impairment tests of Property, Plant and Equipment and certain intangible assets, the comparison of their carrying value against the sum of the undiscounted cash flows expected to result from the use and eventual disposition of those assets, is eliminated. An impairment allowance is now required to be booked whenever the estimated present value of net cash flows (and the net realizable value) is lower than the carrying value. In addition, the comparison is to be made asset by asset or, if there are objective reasons that make this impossible, at the level of each cash-generating activity.
The Company is assessing the effects of adopting the abovementioned valuation methods for fiscal year 2008.

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

The certificates of deposit and mutual funds include financial income (expense) accrued as of each year end.

•
Non-current investment in subsidiary: it includes the 100% interest in the capital stock of Refinor Internacional S.A., a company organized in Bolivia, by the holding of 6 registered shares of common stock, face value USD 166 per share. This company closes its fiscal year on December 31 and it has not been engaged in any transactions since its acquisition by Refinor in October, 2005. As of December 31, 2007, its shareholders’ equity amounted to 3. This investment was valued by the equity method using Management information available as of year-end.

The Company’s Management decided not to file consolidated financial statements considering the scarce significance of the amounts involved.
b)	Trade receivables, accounts payable and advances from customers:

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

Advances from customers were valued considering the amounts of money received.
c)	Loans:

Loans were valued according to the amount of money received, including the relevant portion of financial expense accrued.

Payables in foreign currency were converted into Argentine pesos at the prevailing exchange rates at each year-end for the settlement of these transactions.

d)	Other receivables and payables (except contingencies):

Receivables from and payables to third parties, except for those indicated in sections (b) and (c) above, were valued on the basis of the amount to be collected and paid, respectively, discounted in the relevant cases. Receivables from and payables to related companies were valued at nominal value plus accrued financial income (expense). Deferred tax balances were valued at nominal value.

Receivables and payables in foreign currency were converted into Argentine pesos at the prevailing exchange rates at each year-end for the settlement of these transactions.

e)	Inventories:

Crude oil and refined products: at replacement or reproduction cost, as applicable.

Materials and spare parts: at their replacement cost, net of an allowance for impairment in value in those cases in which there is evidence of obsolescence or overvaluation.

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

Additions subsequent to the transfer date were valued at acquisition cost restated as indicated in note 2.II including, if applicable, the cost related to the financing thereof less the related accumulated depreciation calculated by the straight-line method on the basis of the estimated useful life.

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

As of December 31, 2007 and 2006, the Company recognized deferred tax assets since the future recoverability thereof has been evaluated as probable.

In addition, the Company determines minimum presumed income tax by applying the effective 1% rate to the computable assets at year-end. This tax is supplementary to the income tax. The Company’s tax obligation for each tax year shall be the higher of these two taxes. However, should minimum presumed income tax exceed income tax in a given fiscal year, such excess may be computed as payment on account of any income tax excess over minimum presumed income tax that could occur in any of the ten subsequent years.

As of December 31, 2007, the income tax amount calculated exceeded minimum presumed income tax. Note 3.m to these financial statements discloses the changes and breakdown of income tax and deferred tax accounts.

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

k)	Statement of income accounts:
•	Income and expenses were valued at their nominal value.

•	The charges for consumption of non-monetary assets were determined based on the restated values of such assets.

•
Financial income (expenses) and holding gains (losses) are broken down between those generated by assets and those generated by liabilities and they include nominal financial income and expenses, foreign exchange differences, the effects of inflation on monetary assets and liabilities and other holding gains (losses).

3. BREAKDOWN OF MAIN ACCOUNTS
The main accounts breakdown as follows:

	Unaudited
	2007	2006
a) Investments:
Certificates of deposit	38,267	5,155
Mutual funds	47,376	41,850

	85,643	47,005

	Unaudited
	2007	2006
b) Trade receivables:
Common receivables	27,111	12,609
Receivables under litigation	5,436	5,742
Shareholder companies:
• YPF S.A.	34,404	11,034
• Petrobras Energía S.A.	20,219	16,012
• Pluspetrol S.A.	7,998	2,864
Related companies:
• Repsol YPF Trading y Transporte S.A.	34,677	75,811
• Pluspetrol Energy S.A.	—	3

	129,845	124,075
Less: Allowance for doubtful accounts (Exhibit V)	(4,597)	(5,395)

	125,248	118,680

c) Other receivables:
Current:
VAT credit	141,971	138,499
Advances to suppliers	2,944	1,277
Prepaid insurance	2,204	2,505
Tax on fuel transfers credit	1,293	—
Court deposit	650	709
Turnover tax credit	493	—
Tax on diesel oil transfer or import credit	388	1,451
Prepaid expenses	170	363
Income tax credit	—	6,918
Notes receivable	1,037	865
Less: Allowance for doubtful accounts (Exhibit V)	(393)	(393)
Other	2,343	1,008

	153,100	153,202

Non-current:
Turnover tax credit	719	3,053
Notes receivable	556	1,430
Deferred tax asset (Note 3.m)	38	13,440
Other	163	70

	1,476	17,993

d) Inventories:
Refined products	114,857	69,171
Crude oil	32,157	21,956
Materials and spare parts	39,108	24,642
Allowance for materials ´ impairment (Exhibit V)	(4,206)	(4,206)
Other	3,875	675

	185,791	112,238

	Unaudited
	2007	2006
e) Accounts payable:
Common suppliers	157,405	134,908
Shareholder companies:
• YPF S.A.	89,552	85,781
• Petrobras Energía S.A.	17,834	10,782
• Pluspetrol S.A.	3,292	2,807

	268,083	234,278

Related companies:
• Pluspetrol Energy S.A.	2,910	3,780
• World Energy Business S.A.	1,247	—
• Petrobras Bolivia S.A.	—	12,472
• Pluspetrol Bolivia Corporation S.A.	—	10
• Petrobras Energía S.A. — Sucursal Bolivia	—	2,934

	272,240	253,474

f) Loans:
Short-term bank loans	86,652	78,272
Interest payable	1,488	1,576

	88,140	79,848

g) Taxes payable:
Income tax, net of prepayments and withholdings	38,597	—
Withholdings	6,691	3,371
Turnover tax	463	—
Other	75	85

	45,826	3,456

h) Other liabilities
Current:
Provisions (Exhibit V)	—	29,369

	—	29,369

Non-current:
Easement	1,713	1,427
Provisions (Exhibit V)	7,766	7,575

	9,479	9,002

	Income (Loss)
	Unaudited
	2007	2006
i) Net sales:
Gross sales (1)	1,535,489	1,547,099
Tax on exports (Note 4)	(50,033)	(30,679)

	1,485,456	1,516,420

(1)
Sales for the fiscal year ended December 31, 2007 were mainly made to Repsol YPF Trading y Transporte S.A., YPF S.A., Petrobras Energía S.A. and Yacimientos Petrolíferos Fiscales Bolivianos, representing about 49%, 9%, 7%, and 4%, respectively, of total gross sales.

	Income (Loss)
	Unaudited
	2007	2006
j) Cost of sales:
Inventories in stock at the beginning of year	130,775	123,611
Purchases of goods and services	1,013,040	1,106,142
Operating expenses (Exhibit II)	121,009	97,364
Inventory holding gains (losses) (Note 3.k)	24,032	(9,757)
Plant idle capacity	(10,924)	(5,884)
Less: Inventories in stock at end of year	(203,419)	(130,775)

	1,074,513	1,180,701

k) Financial income (expenses) and holding gains (losses):
From assets:
Foreign exchange differences	4,012	718
Inventory holding gains (losses)	24,032	(9,757)
Interest accrued	5,372	3,964
Assets discounts	(1,054)	(1,477)
Other	335	29

Subtotal from assets	32,697	(6,523)

From liabilities:
Foreign exchange differences	(3,282)	(1,457)
Interest accrued	(9,427)	(8,017)
Commissions and other bank expenses	(285)	548
Liabilities discounts	(1,312)	(1,045)

Subtotal from liabilities	(14,306)	(9,971)

	18,391	(16,494)

l) Other income (expenses), net:
Agreement with Salta tax authority	—	(37,200)
Reestimation of provisions and reserves	(879)	3,374
Other	2,180	(1,697)

	1,301	(35,523)

m) Current and deferred income tax:
The breakdown of income tax included in the statement of income and its reconciliation with the one that would result from applying the current 35% rate on book income before income tax from fiscal years ended December 31, 2007and 2006 are disclosed below:

	Unaudited
	2007	2006
Estimated current income tax payable	(86,940)	(65,436)
Changes in deferred tax	(13,402)	10,484

Total income tax	(100,342)	(54,952)

	Unaudited
	2007	2006
Income for the year before income tax	268,217	144,144
Effective tax rate	35%	35%

	(93,876)	(50,450)

Permanent differences at tax rate:
- Restatement into constant pesos	(4,074)	(4,119)
- Non-deductible valuation adjustments	(2,275)	(412)
- Other	(117)	29

Total income tax	(100,342)	(54,952)

Net deferred tax assets as of December 31, 2007 and 2006, breakdown as follows:

	Unaudited
	2007	2006
Net deferred tax
Deferred tax assets
- Non-deductible allowances and provisions	3,357	15,393
- Difference from foreign investments	—	2,615
- Other, not individually significant	1,241	575
Deferred tax liabilities
- Valuation of inventories	(4,560)	(5,143)

	38	13,440

4. MAIN COMMITMENTS ASSUMED BY THE COMPANY AND CONTINGENCIES
Commitments
The Company assumed different purchase commitments for crude and condensed oil, natural gas by-products, catalytic gasoline and MTBE at prices adjusted by a variable scale based on the international WTI price (periodically checked according to domestic market changes) for crude and condensed oil, purchase price agreed with each producer company for natural gas by-products, the international quotation of 87 Unlead for catalytic gasoline and the international quotation for MTBE. The estimated amounts, volumes and prices of purchase obligations for the coming years are as follows:

				Natural gas by-products
	Condensed and crude oil			Volume	Price/
	Volume	Price/	Million	M	M	Million
Year	M Bbl	M Bbl	s ARS	MMBTU	MMBTU	s ARS
2008	1,145	0.138	158	14,046	0.0092	129
2009	620	0.132	82	13,441	0.0093	125
2010	305	0.131	40	9,231	0.0092	85
2011	—	—	—	7,394	0.0090	67
2012 and subsequent years	—	—	—	11,667	0.00876	102

Total	2,070		280	55,779		508

	Catalytic gasoline			MTBE
	Volume	Price/	Millions	Volume	Price/	Millions
Year	M M3	M M3	ARS	M Tn	M Tn	ARS
2008	24	1.13	27	8.54	2.43	21

Total	24		27	8.54		21

The Company assumed different sales commitments of virgin gasoline, diesel oil, virgin gasoline-butane interface, natural gas by-products and motor gasoline. The estimated amounts, volumes and prices of sale obligations for the coming years are follows:

	Virgin gasoline			Diesel oil
	Volume	Price/	Millions	Volume	Price/	Millions
Year	M Tn	M Tn	ARS	M M3	M M3	ARS
2008	139	1.848	257	14	1.081	15

Total	139		257	14		15

	Interface			LPG
	Volum	Price/	Million	Volume	Price/	Millions
Year	M Tn	M Tn	s ARS	M Tn	M Tn	ARS
2008	27	0.76	21	64	0.782	50

Total	27		21	64		50

A total amount of 66% and 100% of the purchase and sale commitments, respectively, mentioned above were executed with shareholders and related companies.
The Company has signed a commitment with Transportadora de Gas del Sur S.A. which involves the sale of gas compression services. The term of this commitment will end on May 31, 2012 and the amount is 6.43 millions of Argentine pesos until that date.
Regulations
The Energy Secretary by Resolutions No. 1679/2004 and 1338/2006 require that, among other issues, market agents report all gas oil, gasoline, fuel oil and mixes, diesel oil, air kerosene or jet fuel, lubricants, asphalt, coke and by-products for petrochemical use export transactions for prior approval, providing evidence that the demand of the whole commercial chain, both retail and wholesale, identified with a brand or refinery, or not, is appropriately met or that domestic demand has been granted the possibility of acquiring any of the aforementioned products. This evidence should be included in a declaration with minimum contents established by the abovementioned resolution. As of the date of issuance of these financial statements, the Company’s Management obtained the related exports permits and it is currently evaluating the commercial procedures that it will use to meet effective contracts.
In November 2007, Resolution No. 394 issued by the Ministry of Economy and Production changed the tax system applicable to oil & gas exports. A 45% tax was established in case the international price of crude oil per barrel and of any of its derivatives was equal to or lower than the benchmark values included in such resolution whereas, if the international price was higher than the benchmark value, the tax percentage would be calculated on the basis of a formula for which the variables are the international price of such products and a cutoff value per barrel published in such resolution. The most significant impact on the Company results from setting a cutoff value of USD 39 per barrel for virgin gasoline which implies that the difference between the international price of this product and the cutoff value should be paid as export duties. In addition, the present tax rate applicable to exports of LPG remains at 20%.

In addition, the Bolivian fuel market, with a historical diesel oil shortfall, was and is a natural market for Refinor since the distillery is a few kilometers away from the border. The Company exported about 42% of its production in the 2003-2005 period; this amounts to 60% of the diesel imported in Bolivia. Thus, the needs of the neighboring company were met.
Since 2006, Bolivian private importers, Refinor’s customers, were left outside the market as the Bolivian Government decided to import directly. The Bolivian Government also became the only exporter of crude and condensed oil. This, together with the decreased availability of these products, affected the processing of crude coming from Bolivia.
Agreement with oil and gas companies
The agreement signed on January 1, 2003, by oil and gas producers and refineries related to the stability of the price of fuels in the domestic market expired on April 30, 2004. The accumulated balance accrued by the Company in favor of oil and gas producers amounting to 80,210 and booked as current accounts payable as of December 31, 2007, will be paid over to them when the WTI value of crude oil is under USD 28.5 per barrel, under the mechanism provided for in such agreement.
As from May 1, 2004, producers and refiners independently executed agreements whereby the price of crude oil purchases paid by local refineries (including the Company) to producers is fixed considering a variable scale of the adjustment factor based on the WTI reviewed periodically on the basis of market changes.
Claims and litigation
Gasoline sales to Paraguay
The Company is a party to a criminal lawsuit resulting from its reporting with the ANA (Argentine Customs Administration) in connection with gasoline sales to Paraguay in 1996 and, in connection with these transactions, two Company customers and a transportation company, hired by the customers, are being investigated. On March 13, 2006, the Federal Court of Appeals of Tucumán reversed the decision on appeal which ruled that there was insufficiency of evidence in favor of a former employee of Refinor and ordered his arraignment. A recurso de casación (appeal to the highest court) was filed before the Criminal Court of Appeals. Such appeal was dismissed in a contested ruling. A petition for denied appeal was filed with the High Court of Appeals. To date, such petition is being considered. Based on the Company’s good faith actions and on the opinion of its legal counsel, a decision in favor of the Company is expected.
On September 20, 2001, and in connection with the criminal lawsuit related to gasoline sales to Paraguay mentioned above, the DGI (Argentine tax bureau) notified the assessment of the tax on fuel transfers and VAT allegedly omitted in such transactions in the amount of about 1,400 and possible fines and interest. Having the Company filed a brief with the DGI on October 17, 2001, such agency reasserted its collection intention on December 14, 2001. On February 15, 2002, the Company filed an appeal before the Federal Administrative Tax Court. As of the presentation date of these financial statements, all the evidence offered was produced. The Company’s Management, considering the legal counsel’s opinion, believes that the outcome would be favorable.
Jujuy’s tax authorities claim
Tax authorities of the province of Jujuy claimed an amount resulting from a turnover tax adjustment amounting to 504 plus interest and fines, based on the fact that the Company’s activity should have been considered “production of goods” and not “manufacturing oil refining products”. The Company filed its answer which was dismissed by the tax authorities of Jujuy on January 6, 2006. Therefore, on January 27, 2006, it filed an appeal which was not answered as of the date of issuance of the financial statements. The Company’s Management, considering the legal counsel’s opinion, believes that the outcome would be favorable.

Other claims
Finally, as of the date of issuance of these financial statements certain other lawsuits were in progress in connection with the Company’s operations. Based on the opinion of its legal counsel and tax advisors, the Company’s Management estimated that the final outcome of the lawsuits mentioned above will not have a material adverse effect on the Company’s financial position and results of operations.
5. TRANSACTIONS WITH SHAREHOLDER COMPANIES AND RELATED COMPANIES
During the fiscal years ended December 31, 2007 and 2006, the Company engaged in transactions with the shareholder companies and related companies as follows:

	Unaudited
	2007	2006
Sale of products and services:
Shareholder companies:
• YPF S.A.	136,486	155,709
• Petrobras Energía S.A.	108,396	142,635
• Pluspetrol S.A.	52,211	50,432
Related companies:
• Repsol YPF Trading y Transporte S.A.	694,045	661,827
• Petrobras Bolivia Distribución S.A.	—	60,435
• Pluspetrol Energy S.A.	32	212
• Pluspetrol Bolivia Corporation S.A.	12	27

	991,182	1,071,277

Purchases of products and services:
Shareholder companies:
• YPF S.A.	418,058	391,959
• Petrobras Energía S.A.	34,080	98,736
• Pluspetrol S.A.	42,244	52,373
• Petrobras Energía S.A — Fees to the operator (1)	3,151	3,079
Related companies:
• Pluspetrol Energy S.A.	35,147	31,749
• Petrobras Bolivia S.A.	20,384	42,128
• World Energy Business S.A.	9,885	—
• Pluspetrol Bolivia Corporation S.A.	5,919	10,974
• Petrobras Energia S.A. — Sucursal Bolivia	5,897	12,520
• Petroleo Brasileiro S.A.	4,554	—
• Empresa Petrolera Andina S.A.	—	31,138

	579,319	674,656

(1)	The Company is committed to recognizing technical operation assistance fees equivalent to 5% of gross earnings, up to an accumulated cap of USD 1,000,000 per fiscal year.

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

EXHIBIT I
REFINERÍA DEL NORTE S.A.

CHANGES IN PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, 2007 AND 2006
(Figures stated in thousands of Argentine pesos — Note 2.II.)

	2007 (Unaudited)
	Original cost
	At
Main account	beginning	Additions	Transfers	Decreases	At end
Gas stations	20,011	—	703	(331)	20,383
Buildings and construction	17,847	—	1,166	(3,806)	15,207
Compression plant equipment and facilities	10,089	—	1,532	—	11,621
Pumping stations equipment and facilities	24,294	—	942	—	25,236
Multiple pipeline equipment and facilities	139,228	—	5,360	(659)	143,929
Refinery equipment and facilities	365,106	—	43,632	—	408,738
Tools	4,478	1,248	—	(24)	5,702
Software	16,980	1,008	—	(1,414)	16,574
Furniture and office supplies	5,532	12	—	(576)	4,968
Vehicles	5,385	64	—	(92)	5,357
Storage and dispatch units	45,913	—	3,404	—	49,317
Works in process	51,997	22,245	(41,072)	—	33,170
Plots of land	3,649	—	—	(30)	3,619
Advances to suppliers	1,183	4,463	(3,647)	—	1,999
Materials and spare parts	6,031	11,212	(12,020)	—	5,223

Total as of 12/31/2007 (Unaudited)	717,723	40,252	—	(6,932)	751,043

Total as of 12/31/2006 (Unaudited)	651,242	67,279	—	(798)	717,723

	(Unaudited)
	2007						2006
	Accumulated depreciation
		For the year
	At					Net book	Net book
Main account	beginning	Rate %	Amount	Decreases	At end	Value	Value
Gas stations	10,767	4 to 7	1,388	(324)	11,831	8,552	9,244
Buildings and construction	6,887	2 to 10	940	(2,449)	5,378	9,829	10,960
Compression plant equipment and facilities	310	3 to 7	564	—	874	10,747	9,779
Pumping stations equipment and facilities	10,587	4 to 6	1,101	—	11,688	13,548	13,707
Multiple pipeline equipment and facilities	59,178	2 to 6	5,104	(388)	63,894	80,035	80,050
Refinery equipment and facilities	185,066	4 to 10	27,939	—	213,005	195,733	180,040
Tools	3,832	9 to 20	287	(21)	4,098	1,604	646
Software	13,954	10 to 33	1,225	(816)	14,363	2,211	3,026
Furniture and office supplies	5,147	10 to 20	123	(550)	4,720	248	385
Vehicles	4,628	20	360	(86)	4,902	455	757
Storage and dispatch units	16,615	4 to 10	2,022	—	18,637	30,680	29,298
Works in process	—		—	—	—	33,170	51,997
Plots of land	—		—	—	—	3,619	3,649
Advances to suppliers	—		—	—	—	1,999	1,183
Materials and spare parts	—		—	—	—	5,223	6,031

Total as of 12/31/2007 (Unaudited)	316,971		41,053	(4,634)	353,390	397,653

Total as of 12/31/2006 (Unaudited)	279,919		37,641	(589)	316,971		400,752

EXHIBIT II
REFINERÍA DEL NORTE S.A.
INFORMATION REQUIRED UNDER SECTION 64 (1) b OF LAW No. 19,550
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006
(Figures stated in thousands of Argentine pesos — Note 2.II.)

	Unaudited
	2006	2007
			Operating	Administrative	Selling
Accounts		Total	expenses	expenses	expenses

Payroll and social security taxes	32,693	40,435	6,388	18,238	15,809
Other employee benefits	4,688	4,958	502	2,932	1,524
Taxes, charges and contributions	19,848	23,672	1,097	11,900	10,675
Depreciation of property, plant and equipment	37,641	41,053	29,926	864	10,263
Intangible assets amortization	842	842	—	—	842
Maintenance expenses	16,092	27,526	18,394	1,289	7,843
Transportation and storage expenses	26,798	33,006	—	—	33,006
Electric power, fuels and lubricants and other	43,623	51,801	48,752	66	2,983
Consumption of materials and spare parts	7,372	8,381	5,856	640	1,885
Insurance	6,042	6,534	4,539	491	1,504
Works and other services contracted	16,986	16,477	4,698	5,728	6,051
Communications	2,493	2,397	198	641	1,558
Traveling and living expenses	1,296	1,179	43	696	440
Advertising	2,997	2,047	—	—	2,047
Professional fees	5,702	5,453	207	4,991	255
Other	5,925	6,742	409	2,717	3,616

Total 2007 (Unaudited)		272,503	121,009	51,193	100,301

Total 2006 (Unaudited)	231,038		97,364	43,294	90,380

EXHIBIT III
REFINERÍA DEL NORTE S.A.
ASSETS AND LIABILITIES IN FOREIGN CURRENCY
AS OF DECEMBER 31, 2007 AND 2006
(Figures stated in thousands)

	Unaudited
	2006		2007
					Effective			Booked amount
	Currency and		Currency and		exchange			in thousands of
Item	amount		amount		rate			Argentine pesos

CURRENT ASSETS
Cash	USD	7	USD	7	(a	)	3.151	22
Investments	USD	14,630	USD	26,983	(a	)	3.151	85,023
Trade receivables	USD	23,529	USD	13,860	(a	)	3.151	43,673
Other receivables	USD	86	USD	65	(a	)	3.151	205

Total current assets								128,923

CURRENT LIABILITIES
Accounts payable	USD	30,261	USD	25,708	(a	)	3.151	81,006
Accounts payable	EUR	502		—			—	—
Advances from customers	USD	1,701		—			—	—
Loans	USD	25,984	USD	27,972	(a	)	3.151	88,140

Total current liabilities								169,146

(a) Benchmark exchange rate of the BCRA (Central Bank of Argentina).

USD: United States Dollars

EUR: Euros

EXHIBIT IV
REFINERÍA DEL NORTE S.A.
BREAKDOWN OF CURRENT INVESTMENTS, RECEIVABLES, LOANS AND OTHER LIABILITIES
AS OF DECEMBER 31, 2007
(Figures stated in thousands of Argentine pesos — Note 2.II.)

	Unaudited
	Assets				Liabilities
	Current						Other
Term	investments		Receivables		Loans		liabilities

With no maturity	—		142,812	(5)	—		90,825	(6)

With maturity

Matured:
- Up to 3 months	—		39,699		—		8,248
- From 3 to 6 months	—		419		—		329
- From 6 to 9 months	—		73		—		564
- From 9 to 12 months	—		44		—		181
- From 1 to 2 years	—		34		—		234
- Over 2 years	—		8,290		—		636

Total matured	—		48,559		—		10,192

To mature:
- Up to 3 months	85,643		92,487		49,212		194,117
- From 3 to 6 months	—		24		22,429		—
- From 6 to 9 months	—		24		16,127		—
- From 9 to 12 months	—		139		372		41,748
- From 1 to 2 years	—		2,232		—		—
- Over 2 years	—		1,045		—		—

Total to mature	85,643		95,951		88,140		235,865

Total with maturity	85,643		144,510		88,140		246,057

Total	85,643	(1)	287,322	(2)	88,140	(3)	336,882	(4)

(1)	Accruing interest at a variable rate of about 5.22% per annum.

(2)
Receivables are disclosed excluding the allowance for doubtful accounts. Approximately 94% does not accrue interest, accruing the rest, interest at a fixed rate. The average weighted rate is approximately 6% per annum.

(3)	Loans accrue interest at a fixed rate. The average weighted rate, including taxes on interest, is approximately 5.13% per annum.

(4)	Not accruing interest, except for the accrual for purchase of raw material under the agreement with oil & gas producing companies amounting to 80,210, accruing interest at LIBOR.

(5)	Related to the balances of social contributions credit and tax credit.

(6)	Related to other liabilities and accrual for purchase of raw material under the agreement with oil & gas producing companies.

EXHIBIT V
REFINERÍA DEL NORTE S.A.
CHANGES IN ALLOWANCES AND RESERVES AS OF DECEMBER 31, 2007 AND 2006
(Figures stated in thousands of Argentine pesos — Note 2.II.)

	Unaudited
	2007
	Balances at					Balances at
	the beginning					the end
Item	of the year	Increases		Decreases		of the year

Deducted from assets:

- Allowance for doubtful accounts	5,788	51		(849)		4,990
- Allowance for materials ´ impairment	4,206	—		—		4,206

Total 2007 (Unaudited)	9,994	51	(1)	(849	)(1)	9,196

Total 2006 (Unaudited)	11,078	635		(1,719)		9,994

Included in liabilities:

- Provisions	36,944	924		(30,102)		7,766

Total 2007 (Unaudited)	36,944	924	(1)	(30,102	)(2)	7,766

Total 2006 (Unaudited)	10,070	38,596		(11,722)		36,944

(1)	Charge for the year allocated to “Other income (expenses), net” account in the statement of income.

(2)	Used over the year.

REFINERÍA DEL NORTE S.A.
STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Figures stated in thousands of Argentina pesos — Note 2.II.)

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
(Figures stated in thousands of Argentina pesos — Note 2.II.)

		Unaudited
	2005	2004
ASSETS
CURRENT ASSETS
Cash	2,301	1,438
Investments (Note 3.a)	4,444	55,696
Trade receivables (Note 3.b)	175,509	131,640
Other receivables (Note 3.c)	65,983	29,014
Inventories (Note 3.d)	105,037	94,826

Total current assets	353,274	312,614

NON-CURRENT ASSETS
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

NON-CURRENT LIABILITIES
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

REFINERÍA DEL NORTE S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Figures stated in thousands of Argentina pesos — Note 2.II.)

							Unaudited
	2005						2004	2003
	Shareholders’
	contributions		Retained earnings
		Adjustment			Inappropriate
	Capital	to capital	Legal	Voluntary	retained
	stock	stock	reserve	reserve	earnings	Total	Total	Total

Balances at beginning of the year	91,607	130,190	15,436	44,937	97,475	379,645	354,324	311,410

Decisions of the Regular Shareholders’ Meetings of March 24, 2003, December 15, 2003, April 1, 2004, April 15, 2005, and December 15, 2005:
- Earnings distribution:
to cash dividends	—	—	—	(44,937)	(90,440)	(135,377)	(115,381)	(55,013)
to legal reserve	—	—	7,035	—	(7,035)	—	—	—

Net income for the year	—	—	—	—	160,240	160,240	140,702	97,927

Balances at end of the year	91,607	130,190	22,471	—	160,240	404,508	379,645	354,324

The accompanying notes 1 through 8 and supplementary statements (Exhibits I through V) are an integral part of these statements.

REFINERÍA DEL NORTE S.A.
STATEMENTS OF CASH FLOWS (1)
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Figures stated in thousands of Argentina pesos — Note 2.II.)

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
(Figures stated in thousands of Argentina pesos — Note 2.II.)
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

Generally accepted accounting principles in Argentina establish that the financial statements should be stated in constant currency. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be restated into constant currency recognizing the variations in the domestic wholesale price index, in conformity with the restatement method established by the Argentina Federation of Professional Councils in Economic Sciences Technical Resolution No 6.

These financial statements recognize the effects of the changes in Argentina peso purchasing power through February 28, 2003, as required by Presidential Decree No. 664/2003 and IGJ (Argentina regulatory agency of business associations) General Resolution No. 4/2003.

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

Non-current investment in subsidiary: it includes the 100% interest in the capital stock of Refinor Internacional S.A., a company organized in Bolivia and acquired by Refinor in October, 2005, by the holding of 6 registered shares of common stock, face value USD 166 per share. This company closes its fiscal year on December 31 and it has not been engaged in any transactions during the 2005 fiscal year. As of December 31, 2005, its shareholders’ equity amounted to 3. This investment was valued by the equity method using Management information available as of year-end. The Company’s Management decided not to file consolidated financial statements considering the scarce significance of the amounts involved.

Current investments include financial income (expense) accrued as of each year-end.

b)	Trade receivables and accounts payable:

Trade receivables and accounts payable were valued at the estimated price used in spot transactions upon each transaction plus the relevant portion of accrued financial income (expense).

Receivables and payables in foreign currency were converted into Argentina pesos at the prevailing exchange rates at each year-end for the settlement of these transactions.

Trade receivables were valued net of an allowance for doubtful accounts. Upon estimating the amounts the Company’s Management considered the likelihood of occurrence based on the judgment elements available and the legal counsel’s opinion.

c)	Loans:

Loans were valued according to the amount of money received, including the relevant portion of financial expense accrued. Payables in foreign currency were converted into Argentina pesos at the prevailing exchange rates at each year-end for the settlement of these transactions.

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

3.	BREAKDOWN OF MAIN ACCOUNTS
The main accounts breakdown is as follows:

		Unaudited
	2005	2004

a) Investments:
Current:
Certificates of deposit	3,094	3,293
Mutual funds	1,350	52,082
Government securities	—	321

	4,444	55,696

b) Trade receivables:
Current:
Common receivables	27,329	24,831
Receivables under litigation	7,331	7,823
Shareholder companies:
• Petrobras Energía S.A.	40,760	17,291
• YPF S.A.	26,343	29,996
• Pluspetrol S.A.	13,851	4,525
Related companies:
• Repsol YPF Trading y Transporte S.A.	44,908	37,542
• Petrobras Bolivia Distribución S.A.	21,400	16,027
• Pluspetrol Energy S.A.	43	49

	181,965	138,084
Less: Allowance for doubtful accounts (Exhibit V)	(6,456)	(6,444)

	175,509	131,640

c) Other receivables:
Current:
VAT credit	54,171	17,931
Tax on diesel oil transfer or import credit	2,292	—
Prepaid insurance	1,799	2,761
Advances to suppliers	760	2,125
Court deposit	660	3,594
Loans and advances to personnel	335	417
Turnover tax credit	296	383
Prepaid expenses	88	314
Notes receivable	899	447
Less: Allowance for doubtful accounts (Exhibit V)	(404)	(442)
Shareholder company — Pluspetrol S.A. (Note 3.k.2)	2,981	—
Other	2,106	1,484

	65,983	29,014

		Unaudited
	2005	2004
Non-current:
Deferred tax assets (Note 3.I)	2,956	5,157
Turnover tax credit	2,739	897
Notes receivable	1,111	2,284
Shareholder company — Pluspetrol S.A. (Note 3.k.2)	2,629	—
Other	441	509

	9,876	8,847

d) Inventories:
Refined products	63,627	60,818
Materials and spare parts	20,961	22,175
Allowance for materials’ impairment (Exhibit V)	(4,218)	(4,218)
Crude oil	23,611	14,901
Advances to suppliers	138	248
Other	918	902

	105,037	94,826

e) Accounts payable:
Common suppliers	120,822	96,861
Shareholder companies:
• YPF S.A.	74,983	74,218
• Petrobras Energía S.A.	22,944	15,164
• Pluspetrol S.A.	4,496	3,341
Related companies:
• Pluspetrol Energy S.A.	1,633	1,076
• Pluspetrol Bolivia Corporation S.A.	26	14

	224,904	190,674

f) Loans:
Short-term bank loans	77,303	75,893
Interest payable	2,265	1,398

	79,568	77,291

g) Taxes payable:
Income tax, net of prepayments and withholdings	25,402	32,080
Tax on fuel transfers	812	2,801
Other withholdings	5,012	4,629
Tax on diesel oil transfer or import	—	776
Other	292	534

	31,518	40,820

	Income (Loss)
		Unaudited
	2005	2004	2003
h) Net sales:
Gross sales (1)	1,462,820	1,115,978	901,772
Withholdings on exports (2)	(33,709)	(25,438)	(20,092)

	1,429,111	1,090,540	881,680

(1)
Sales for the fiscal year ended December 31, 2005, made mainly to Repsol YPF Trading y Transporte S.A., YPF S.A., Petrobras Energía S.A., Petrobras Bolivia Distribución S.A., and Compañía Petrolera Nacional Ltda. (Bolivia), represented about 37%, 12%, 7%, 9%, and 8%, respectively, of total gross sales.

(2)	The Argentina Government implemented a withholding on exports system amounting to 5% of hydrocarbons by-products and 20% of LPG exports.

		Unaudited
	2005	2004	2003
i) Cost of sales:

Inventories in stock at beginning of year	108,551	120,330	99,098
Purchase of goods and services	993,035	685,218	598,350
Operating expenses (Exhibit II)	76,725	59,352	48,496
Inventory holding gains (losses) (Note 3.j)	14,388	11,060	(5,706)
Plant idle capacity	(677)	(683)	(2,025)
Less: Inventories in stock at end of year	(123,611)	(108,551)	(120,330)

	1,068,411	766,726	617,883

	Income (Loss)
		Unaudited
	2005	2004	2003
j) Financial income (expense) and holding gains (losses)

From assets:
Due to foreign exchange differences	420	(14,779)	(33,219)
Inventory holding gains (losses)	14,388	11,060	(5,706)
Loss due to inflation exposure	—	—	(1,955)
Interest accrued	3,118	3,594	1,054
Other	335	(16)	668

Subtotal from assets	18,261	(141)	(39,158)

From liabilities:
Due to foreign exchange differences	(2,918)	14,883	39,679
Interest accrued	(7,554)	(8,337)	(10,291)
Commissions and other bank expenses	(1,095)	(1,666)	(2,824)
Gain due to inflation exposure	—	—	2,791

Subtotal from liabilities	(11,567)	4,880	29,355

Total	6,694	4,739	(9,803)

	Income (Loss)
		Unaudited
	2005	2004	2003
k) Other income, net:

Reestimation of provisions and reserves	(3,954)	3,222	1,847
Reversal of insurance — Lavallen claim (1)	—	—	2,377
Reversal of doubtful accounts accrual	—	—	462
Compensation for contractual breach (2)	8,519	—	—
Other	(471)	(394)	(1,667)

Total	4,094	2,828	3,019

(1)	Corresponds to the amount recognized by the assurance company for the remediation made because of a spilling of hydrocarbons.

(2)
The shareholder company Pluspetrol S.A. breached certain contractual commitments related to rich gas supply to the Company. On April 14, 2005, both companies signed an agreement whereby Pluspetrol S.A. recognized that the Company carried a USD 2,950 receivable in this regard, which is settled by offsetting it with the obligations resulting from rich gas purchases by Refinor S.A. to the abovementioned company over a maximum 36-month term. Non-compensated differences, if any, are assessed and paid in cash in the periods established in the agreement.

I) Income tax and deferred tax:

The breakdown of income tax included in the statement of income and its reconciliation with the one that would result from applying the current 35% rate on book income before income tax are disclosed below:

	Income (Loss)
		Unaudited
	2005	2004	2003
Estimated tax payable	(92,731)	(80,458)	(61,871)
Changes in nominal deferred tax	(2,470)	(2,577)	(741)

Total income tax	(95,201)	(83,035)	(62,612)

Income for the year before income tax	255,441	223,737	160,539
Effective tax rate	35%	35%	35%

	(89,404)	(78,308)	(56,189)
Permanent differences at tax rate:
- Restatement into constant pesos	(4,288)	(5,350)	(5,913)
- Other	(1,509)	623	(510)

Total income tax	(95,201)	(83,035)	(62,612)

Deferred tax net assets as of December 31, 2005 and 2004, break down as follows:

		Unaudited
	2005	2004
Asset differences
- Deferred foreign exchange difference	1,848	6,407
- Non-deductible allowances	3,125	2,651
- Other, not individually significant	2,971	1,512
Liability differences
- Valuation of inventories	(4,988)	(5,413)

	2,956	5,157

4.	MAIN COMMITMENTS ASSUMED BY THE COMPANY AND CONTINGENCIES

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

	Millions of Argentina pesos
		Natural gas by-
	Condensed and crude oil	products
2006	241	83
2007	93	82
2008	82	72
2009	80	71
2010 and subsequent years	38	180

	534	488

The Company assumed different sales commitments of virgin gasoline, diesel oil and natural gas by-products. The amounts of sale obligations, calculated on the basis of future estimated prices and the expected volumes for the coming years are:

	Millions of Argentine pesos
	Virgin		Natural gas by-
Year	gasoline	Diesel Oil	products
2006	418	260	170
2007	134	243	170
2008	—	54	42

	552	557	382

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

Lawsuits

The Company is a party to a criminal lawsuit resulting from its reporting with the ANA (Argentina Customs Administration) in connection with gasoline sales to Paraguay in 1996 and in connection with which two Company customers and a transportation company are being investigated. As of the date of issuance of these financial statements, the lawsuit is at the pre-trial investigation stage and, based on the Company’s participation in good faith and according to its legal counsel, a favorable outcome is expected.

On September 20, 2001, and in connection with the criminal lawsuit related to gasoline sales to Paraguay mentioned above, the DGI (Argentina tax bureau) notified the assessment of the tax on fuel transfers and VAT allegedly omitted in such transactions in the amount of about 1,400 and possible fines and interest. Having the Company filed a brief with the DGI on October 17, 2001, such agency reasserted its collection intention on December 14, 2001.

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
During the fiscal years ended December 31, 2005, 2004 and 2003, the Company engaged in transactions with the shareholder companies and related companies as follows:

		Unaudited
	2005	2004	2003
Sale of products and services:
Shareholder companies:
• YPF S.A.	167,713	152,317	124,870
• Pluspetrol S.A.	40,171	32,156	20,880
• Petrobras Energía S.A.	122,338	77,384	57,339
Related companies:
• Repsol YPF Trading y Transporte S.A.	528,254	380,716	287,265
• Petrobras Bolivia Distribución S.A.	118,834	57,411	49,731
• Pluspetrol Energy S.A.	448	396	413
• Pluspetrol Bolivia Corporation S.A.	24	45	—
• Repsol Gas S.A.	—	111	3,468

	977,782	700,536	543,966

Purchases of products and services:
Shareholder companies:
• YPF S.A.	315,059	286,730	269,838
• Petrobras Energía S.A.	78,838	43,080	39,879
• Pluspetrol S.A.	37,746	35,859	20,595
• Petrobras Energía S.A — Fees to the operator (1)	3,031	2,974	2,933
Related companies:
• Empresa Petrolera Andina S.A.	151,182	30,024	—
• Pluspetrol Bolivia Corporation S.A.	8,681	5,353	1,312
• Pluspetrol Energy S.A.	11,776	11,060	13,638

	606,313	415,080	348,195

The Company is committed to recognizing technical operation assistance fees equivalent to 5% of gross earnings, up to an accumulated cap of USD 1,000,000 per fiscal year.

		Unaudited
	2005	2004	2003
Other transactions:
Shareholder company — Pluspetrol S.A.:
Compensation for contractual breach	8,519	—	—

	8,519	—	—

6.	CAPITAL STOCK BREAKDOWN AND RETAINED EARNINGS RESTRICTION
The capital stock as of December 31, 2005, 2004 and 2003 was fixed at 91,607 represented by 91,607,310 book-entry shares of common stock, with Argentina peso 1 face value each, entitled to one vote per share, and broken down into class “A” and “B” shares, as detailed below:

	Shares
	Class	Number
Petrobras Energía S.A.	A	26,108,078
Pluspetrol S.A.	A	19,695,577
YPF S.A.	B	45,803,655

Total		91,607,310

Under Argentina Business Associations Law No. 19,550, 5% of net income for the year should be appropriated to increase the legal reserve until such reserve is equal to 20% of the capital stock.
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
The financial statements as of December 31, 2005 have been prepared in conformity with generally accepted accounting principles in Argentina (Argentina GAAP), which differ in certain respects from generally accepted accounting principles in the United States of America (US GAAP). The significant differences between Argentina GAAP and US GAAP that affect the Company’s financial statements are principally related to the following items:
a) Restatements of financial statements for general price-level changes
Prior to September 1, 1995, the financial statements were required to recognize the effects of the changes in the purchasing power of the currency, through the restatement of non-monetary assets and liabilities into constant Argentina pesos as of the date of the financial statements. Since September 1, 1995, and until December 31, 2001, following professional accounting standards, the Company interrupted the use of such method. Due to the inflationary environment in Argentina in 2002, the professional accounting standards required the reinstatement of the adjustment-for-inflation method of accounting in financial statements, since January 1, 2002.
As the inflation rate stabilized, the Argentina regulatory agency of business associations (IGJ) rescinded the requirement that financial statements be prepared in constant currency from March 1, 2003. Thus, the Company recognized the effects of the changes in the purchasing power of the Argentina peso until February 28, 2003.
Under US GAAP, general price level adjusted financial statements are not required. However, pursuant to the Security and Exchange Commission (SEC)’s rules, these adjustments are not removed when performing certain filings to the mentioned commission.

b) Income taxes
Both Argentina GAAP and US GAAP, require the liability method to be used to account for deferred income taxes. Under this method, deferred income tax assets or liabilities are recorded for temporary differences that arise between the financial and tax bases of assets and liabilities at each reporting date. The benefits of tax loss carry-forwards are recognized as deferred income tax assets, with an appropriate valuation allowance. A valuation allowance is provided when it is more likely than not (under US GAAP) or probable (under Argentina GAAP) that some portion or all of the deferred tax assets will not be realized.
However, Argentina GAAP and US GAAP may differ under certain circumstances in deferred income tax accounting. Under Argentina GAAP, differences between accounting and tax basis generated due to the recognition of the inflation effect on non-monetary assets are accounted for as permanent differences for deferred income tax purposes. Under US GAAP, pursuant to Emerging Issues Task Force (EITF) No. 93-9, such differences are accounted for as temporary differences for deferred income tax purposes.
The deferred tax assets and liabilities under Argentina GAAP are required to be discounted using an estimated rate at the time of the financial statements, whereas under US GAAP they are accounted for at nominal value.
c) Accounting for inventories
Under Argentina GAAP, inventories must be accounted for at reproduction or replacement cost or, at the price the Company would pay at any given time to replace or reproduce such inventory, whereas under US GAAP, inventories must be accounted for at cost.
d) Discounting of certain receivables and liabilities
Under Argentina GAAP, certain receivables and liabilities which are valued on the basis of the best possible estimate of amount to be collected and paid, are required to be discounted using the estimated rate at the time of the initial measurement.
Under US GAAP, receivables and liabilities arising from transactions with customers and suppliers in the normal course of business, which are done in customary trade terms not exceeding one year, are accounted for at nominal value, including accrued interest, if applicable.
e) Financial statements presentation and disclosure
These financial statements have been prepared in conformity with the overall presentation and disclosures provisions required by Argentina GAAP, which differ in certain respects from US GAAP.

EXHIBIT I
REFINERÍA DEL NORTE S.A.

CHANGES IN PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, 2005, 2004 AND 2003
(Figures stated in thousands of Argentina pesos — Note 2.II.)

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

EXHIBIT II
REFINERÍA DEL NORTE S.A.
INFORMATION REQUIRED UNDER SECTION 64 (1) b OF LAW No. 19,550
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Figures stated in thousands of Argentina pesos — Note 2.II.)

	Unaudited
	2003	2004	2005
				Operating	Administrative	Selling
Accounts			Total	expenses	expenses	expenses

Payroll and social security taxes	17,264	20,367	27,548	4,604	11,568	11,376
Other employee benefits	3,320	4,051	3,730	479	1,897	1,354
Taxes, charges and contributions	14,179	14,737	15,785	366	8,576	6,843
Depreciation of property, plant and equipment	28,192	32,878	33,978	23,214	925	9,839
Intangible assets amortization	890	872	922	—	—	922
Maintenance expenses	12,834	8,859	12,246	5,753	791	5,702
Transportation and storage expenses	18,457	22,226	25,909	—	—	25,909
Electric power, fuels and lubricants and other	10,767	19,638	30,994	28,945	66	1,983
Consumption of materials and spare parts	4,843	6,465	6,189	3,792	427	1,970
Insurance	7,210	5,142	5,771	4,770	834	167
Works and other services contracted	8,550	11,198	12,778	4,467	3,315	4,996
Communications	2,048	2,148	2,215	135	623	1,457
Traveling and living expenses	901	1,254	1,180	47	641	492
Advertising	2,736	2,904	2,563	—	—	2,563
Professional fees	4,321	4,730	4,802	55	4,507	240
Other	5,243	6,063	5,010	98	1,814	3,098

Total 2005			191,620	76,725	35,984	78,911

Total 2004 (Unaudited)		163,532		59,352	31,364	72,816

Total 2003 (Unaudited)	141,755			48,496	28,202	65,057

EXHIBIT III
REFINERÍA DEL NORTE S.A.
ASSETS AND LIABILITIES IN FOREIGN CURRENCY
AS OF DECEMBER 31, 2005 AND 2004
(Figures stated in thousands)

	2004 (Unaudited)		2005
					Effective			Booked amount
	Currency and		Currency and		exchange			in thousands of
Item	amount		amount		rate			Argentina pesos

CURRENT ASSETS
Cash	USD	2	USD	3	(a	)	3.0315	9
Investments	USD	16,312	USD	1,021	(a	)	3.0315	3,094
Other receivables		—	USD	1,088	(a	)	3.0315	3,299
Trade receivables	USD	10,447	USD	28,256	(a	)	3.0315	85,657
Inventories — Advances to suppliers	USD	83	USD	45	(a	)	3.0315	138

Total current assets								92,197

NON-CURRENT ASSETS
Other receivables		—	USD	867	(a	)	3.0315	2,629

Total non-current assets								2,629

Total assets								94,826

CURRENT LIABILITIES
Accounts payable	USD	21,528	USD	30,880	(a	)	3.0315	93,612
Loans	USD	25,991	USD	26,247	(a	)	3.0315	79,568

Total current liabilities								173,180

(a)	Benchmark exchange rate of the BCRA (Central Bank of Argentina).

EXHIBIT IV
REFINERÍA DEL NORTE S.A.
BREAKDOWN OF CURRENT INVESTMENTS, RECEIVABLES, LOANS AND OTHER
LIABILITIES AS OF DECEMBER 31, 2005
(Figures stated in thousands of Argentina pesos — Note 2.II.)

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

EXHIBIT V
REFINERÍA DEL NORTE S.A.
CHANGES IN ALLOWANCES AND RESERVES AS OF DECEMBER 31, 2005 AND 2004
(Figures stated in thousands of Argentina pesos — Note 2.II.)

	2005
	Balances at
	beginning					Balances at
Item	of year	Increases		Decreases		end of year

Deducted from assets:

- Allowance for doubtful accounts	6,886	—		26		6,860
- Allowance for materials ´ impairment	4,218	—		—		4,218

Total 2005	11,104	—		26	(1)	11,078

Total 2004 (Unaudited)	8,931	2,173		—		11,104

Total 2003 (Unaudited)	12,243	—		3,312		8,931

Included in liabilities:

- Non-current — Reserve for contingencies	10,429	2,878		1,655		11,652

Total 2005	10,429	2,878	(2)	1,655	(3)	11,652

Total 2004 (Unaudited)	13,072	9,625		12,268		10,429

Total 2003 (Unaudited)	5,557	7,796		281		13,072

(1)	Used over the year.

(2)	Charge for the year allocated to “Other income, net” account in the statement of income.

(3)	Used over the year.

PETRORITUPANO S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Income
Years ended December 31, 2007 and 2006
(In thousands of U.S. dollars)

			Unaudited
	Note	2007	2006

Sales of:
Crude oil	16	793,140	608,426
Other		662	—

		793,802	608,426

Costs and expenses:
Operating expenses	16	84,419	85,955
Depreciation and amortization	9	58,337	50,548
Selling, administrative and general expenses	16	20,484	11,009
Royalties and other taxes	8-b	281,990	205,864
Other income, net		(16,231)	3,198

		428,999	356,574

Income before income tax		364,803	251,852

Income tax	8-a	104,558	95,302

Net income		260,245	156,550

The accompanying notes are an integral part of these financial statements.

PETRORITUPANO S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Balance Sheets
December 31, 2007 and 2006
(In thousands of U.S. dollars)

			Unaudited
	Note	2007	2006

Assets

Property, plant and equipment, net	9	439,623	464,180
Deferred tax assets	8-a	102,420	45,236
Recoverable value added tax	8-c	27,918	7,545

Total non-current assets		569,961	516,961

Inventories of materials and supplies		410	743
Accounts receivable from stockholders and related companies	16	879,185	429,038
Prepaid expenses and other	10	2,358	—
Cash and cash equivalents	3-f	69,386	6,707

Total current assets		951,339	436,488

Total assets		1,521,300	953,449

Stockholders’ Equity

Stockholders’ equity, see statement of stockholders’ equity	11	780,397	638,668

Liabilities

Non-current account payable to PDVSA Petróleo, S.A.	16	2,933	15,557
Accrued and other liabilities, net of current portion	13	16,781	13,841

Total non-current liabilities		19,714	29,398

Accounts payable	15	532,902	120,127
Dividends payable	11-d	71,110	—
Accrued and other liabilities	13	109,010	24,718
Income tax payable	8-a	8,167	140,538

Total current liabilities		721,189	285,383

Total liabilities		740,903	314,781

Total liabilities and stockholders’ equity		1,521,300	953,449

The accompanying notes are an integral part of these financial statements.

PETRORITUPANO S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Stockholders’ Equity
December 31, 2007 and 2006
(In thousands of U.S. dollars)

								Unaudited
		2007						2006
		Capital		Retained earnings
		stock	Premium in			Total
		subscribed	issue of	Legal		retained
	Note	and paid	shares	reserve	Unappropiated	earnings	Total	Total

Balances at beginning of the year		10,217	471,901	1,022	155,528	156,550	638,668	—

Capital stock paid		—	—	—	—	—	—	465

Contribution of Stockholders		—	—	—	—	—	—	481,653

Net income for the year		—	—	—	260,245	260,245	260,245	156,550
Dividends paid	11-d	—	—	—	(118,516)	(118,516)	(118,516)	—

Balances at end of the year		10,217	471,901	1,022	297,257	298,279	780,397	638,668

The accompanying notes are an integral part of these financial statements.

PETRORITUPANO S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Cash Flows
Years ended December 31, 2007 and 2006
(In thousands of U.S. dollars)

			Unaudited
	Note	2007	2006

Cash flows from operating activities:
Net income		260,245	156,550
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	9	58,337	50,548
Cost of asset retirement obligations	13-14	(209)	858
Deferred tax assets		(57,184)	(45,236)
Net changes in operating assets-
Accounts receivable from stockholders and related companies		(453,657)	(425,528)
Prepaid expenses and other		(2,358)	—
Inventories of materials and supplies		333	909
Recoverable value added tax		(20,373)	(7,545)
Net changes in operating liabilities-
Non-current account payable to PDVSA Petróleo, S.A.		(12,624)	15,557
Accounts payable		412,775	120,127
Income tax payable		(132,371)	140,538
Accrued and other liabilities		84,292	27,911

Total adjustments		(123,039)	(121,861)

Net cash provided by operating activities		137,206	34,689

Cash flows used in investing activities — acquisition of property, plant and equipment	9	(30,631)	(34,689)

Cash flows from financing activities-
Capital stock paid		—	465
Contribution of shareholders		3,510	6,242
Dividends paid	11-d	(47,406)	—

Cash flows used in financing activities		(43,896)	6,707

Net increase in cash		62,679	6,707
Cash at beginning of year		6,707	—

Cash and cash equivalents at end of year		69,386	6,707

Supplemental disclosure:
Cash paid during the year for-
Income tax		153,575	—

Transaction not requiring cash:
Initial stockholders’ contribution through delivery of net assets	11-b	—	471,901

The accompanying notes are an integral part of these financial statements.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to Financial Statements
December 31, 2007 and 2006
(Unaudited with respect to the year ended December 31, 2006)
(In thousands of U.S. dollars)
(1)	Reporting Entity

Petroritupano, S. A. (the Company) was incorporated as a result of the migration process from the operating agreement to mixed company after all the relevant approvals by the Venezuelan government, and it began operations since April 1°, 2006 in the area denominated Oritupano - Leona, located in Anzoátegui and Monagas States.

During the year 2005, the Ministry of People’s Power for Energy and Petroleum (MENPET) instructed the Boards of Directors of Petróleos de Venezuela, S.A. (PDVSA), and its subsidiary Corporación Venezolana del Petróleo, S.A. (CVP), for the conversion of the operating agreements of PDVSA Petróleo, S. A. (PDVSA Petróleo), a subsidiary of PDVSA, to mixed companies. On August 5, 2005, the following participants of the operating agreements of the Oritupano – Leona area: Petrobrás Energía, S.A.; APC Venezuela, S.R.L.; Venezuela US S.R.L. and Corod Producción, S.A. signed a transitory agreement with PDVSA Petróleo and CVP for the conversion of a mixed company which purpose is to carry out primary exploration activities in search for hydrocarbon wells, their initial extraction from natural wells, collection, transportation and storage, pursuant to Article 9 of the Organic Hydrocarbons Law.

The National Government filed on March 16, 2006 with the National Assembly through MENPET the model project contract for the incorporation of mixed companies between CVP and private investing companies taking part in operating agreements entered into with PDVSA Petróleo. In May 2006, the National Assembly agreed the incorporation, creation and operations of the Company in order to develop the abovementioned primary activities for a twenty-year period.

On March 31, 2006, Petrobrás Energía, S.A.; APC Venezuela, S.R.L.; Venezuela US S.R.L. and Corod Producción, S.A. signed jointly with PDVSA Petróleo and CVP a memorandum of understanding whereby, subject to all necessary approvals including the approval of the National Assembly of the Bolivarian Republic of Venezuela and the corporate approvals of the participating companies, they will have 40% and 60%, respectively, of participation on the Company’s capital stock. The mixed company will be in charge of conducting the primary activities provided in the model project contract for the incorporation of mixed companies, and their by-laws and incorporation document will be adjusted as per such model. In addition, pending to the approvals established in the memorandum of understanding, the parties agreed having reached an agreement regarding the basis of economic calculations for the commencement of operations of the mixed company, including the signing of the purchase/sale contract of hydrocarbons with PDVSA Petróleo, on April 1°, 2006.

The contract model for the creation of mixed companies establishes the automatic extinguishment of operating agreements since March 31, 2006, whereby the operating companies are not entitled to receive any compensation as a result of these agreements, except for any payments pending related to the first quarter of 2006 or to file any claim as a result of such extinguishment. In addition, it rules the transfer of ownership of assets operated at such date under these agreements, and that these be made immediately available to the mixed companies, for the development of their activities.

In accordance with the terms and conditions for the creation of mixed companies, approved by the National Assembly, such companies would operate within a transition period, between April 1°, 2006 and the date when these are formally incorporated. Once incorporated, the contractual terms would apply retroactively since April 1°, 2006.

The main activities of Petroritupano, S. A. are ruled by the Organic Hydrocarbons Law, which came into effect in January 2002.
Official Gazette Nº 38.443, published on May 24, 2006, contained the decree regarding the Partial Reform Law to the Organic Hydrocarbons Law. Among the most relevant aspects of this reform, there is the creation of the following taxes:
•
Extraction tax: establishes a rate of one third of the value of liquid hydrocarbons extracted from any reservoir, calculated over the same basis established in the Law for the calculation of the production tax. In calculating this tax, the taxpayer shall deduce the amount that had been paid for production tax, including any additional production tax paid.

•
Export registration tax: it establishes a rate of one over one thousand over the value of all hydrocarbons exported from any port of the Venezuelan territory, calculated over the sales price of such hydrocarbons.

(2)	Basis of Presentation
(a)	Statement of Compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), issued by the International Accounting Standards Boards (IASB) and its interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB.

On February 14, 2008, the Board of Directors approved submitting to the consideration of the Stockholders’ Meeting the financial statements of the year 2007, which will be presented soon during such Stockholders’ Meeting and they are expected to be approved without any modification. The financial statements of the nine-month period ended December 31, 2006, were approved on June 21, 2007 by the Board of Directors.

(b)	Basis of Measurement

The financial statements have been prepared on the historical cost basis, except for certain assets that have been adjusted to be presented at their fair value. Assets and liabilities measured and presented at their fair value are inventories and property, plant and equipment contributed by the stockholders at the beginning of the operations, and asset retirement obligations (see notes 11 and 14).

(c)	Functional and Presentation Currency

The financial statements are presented in U.S. dollars (dollar or $). The Company’s functional currency is the dollar, due to the fact that the main economic operational environment of the Company is the international market for upgraded crude oil and its products. In addition, a significant portion of costs, expenses and investments are denominated in dollars.

(d)	Use of Estimates and Judgments

For the financial statements preparation pursuant to IFRS’s, management is required to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The Company applies its best estimates and judgments; however, actual results may vary from those estimates.

Estimates and related assumptions are based on the experience and some other factors that are deemed reasonable in the current circumstances, which result is the basis to form judgments on the carrying value of assets and liabilities that are not easily determinable by other sources. Estimates and assumptions are reviewed periodically, and the reviews of these accounting estimates are recognized in the same period and the future periods affected.

Significant areas of uncertainty and critical judgments in the application of accounting principles that have the most significant effect on the amounts recognized in the financial statements follow:

Notes 3(c) and 9	- Depreciation and amortization

Notes 3(d) and 14	- Accrual for asset retirement obligations

Note 6	- Determination of fair value

Note 3(g)	- Impairment of assets

Note 8(a)	- Deferred income tax
(e)	Balance Sheet Presentation

In the preparation and presentation of its financial statements until December 31, 2006, the Company had used a format for the balance sheet, where the assets and liabilities were presented from current to non-current items in accordance with the expectation of asset realization and liability payment. During the year 2007, the Company opted for presenting its balance sheet using a criterion different from the previous period, presenting its assets and liabilities from non-current to current items. The Company considers that this presentation, in accordance with IFRSs, reflects more adequately the nature of its operations and industry trends.

(3)	Significant Accounting Policies

The accounting policies set out bellow have been applied consistently:
(a)	Currencies Other than the Dollar

Transactions in currencies other than the dollar are translated at the functional currency, using the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in currencies other than the dollar at the balance sheet date are translated to the functional currency, using the exchange rate in effect at such date. Exchange incomes or losses resulting from the translation are recognized in the statement of income (see note 5).

(b)	Financial Instruments

Non-derivative Financial Instruments

Non-derivative financial instruments are recognized initially at fair value, plus any direct transaction costs, subsequent to initial recognition. Non-derivate financial instruments are presented at fair value at the balance sheet date.

A financial instrument is recognized when the Company is bound to or is engaged in the contractual clauses of it. Financial assets are reversed if the Company’s contractual rights on cash flows expire or if the Company transfers the financial asset to another entity without retaining the control or a significant portion of the risks and benefits of the asset. Purchases and sales of financial assets made using the usual procedures are accounted for at the negotiation date, which is generally the date when the Company commits to purchase or sell the asset. Financial liabilities are extinguished when the specific contractual obligation of the Company expires or is paid.

Financial Assets at Fair Value Through Profit or Loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company investment strategy. Upon initial recognition attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Assets in this category are classified as current assets.

Other

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

(c)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and losses due to impairment. The successful efforts method of accounting is used for oil and gas exploration and production activities. The costs of exploratory wells, plant and related equipments and the properties assigned to the exploitation of crude oil are assessed as part of the cost of the assets. The costs of exploratory wells are accounted for as assets until they are proved productive, otherwise, they are charged to operating expenses. Other exploratory expenditures, including the geological and geophysical costs are charged to operating expenses when incurred. Major maintenance costs or for a general repair are capitalized in the cases where these are identified as a separate component of the asset to which such maintenance or repair corresponds and are depreciated over the period between one maintenance and another. Expenditures for minor maintenance of the facilities, repairs and renewals carried out to maintain facilities in operating conditions are expensed when incurred.

The cost of replacing parts and improvement of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.

Costs of property, plant and equipment also include, when relevant, the amounts associated with asset retirement obligations (see note 3 (d)).

Financing costs of projects that require high investments over long-term construction periods and the financing cots incurred for specific financing of projects are capitalized and amortized over the estimated useful lives of the assets.

The cost of assets built by the Company includes the financing cost, materials and direct labor as well as any other costs directly attributable to bringing the asset to a working condition. It also includes dismantling and removal costs at the location where built.

All disbursements related to the construction or purchase of property, plant and equipment in the stage prior to implementation are stated at cost as work in progress. Once the assets are ready for use, they are transferred to property, plant and equipment and start to be depreciated or amortized.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gain or loss generated from the sale or disposal of an asset of property, plant and equipment is determined by the difference between the amount received from the sale or disposal, if any, and the net carrying value of the asset, and it is recognized as part of other income, net in the statement of income.

Depreciation and depletion of capitalized costs of the wells and facilities of crude oil production equipment are determined using the units-of-production method by field, based on the proved developed reserves. The rates used are reviewed annually based on an analysis of the reserves and are applied retroactively at the beginning of the year.

The calculation of the depreciation of property, plant and equipment associated to the crude oil production, requires the quantification of proved developed reserves expected to be extracted in the future by the Company. The analysis of reserves is updated periodically in order to guarantee that any change in the estimates made be timely recognized in the Company’s financial statements.

Depreciation of property and equipment not related to exploration and exploitation of hydrocarbons is calculated based on the straight-line method using the estimated useful lives of fixed assets:

Years
Operating equipment	17 - 4
Computer equipment and vehicles	4
The useful lives of these property and equipment are reviewed annually.

(d)	Cost Related to Asset Retirement Obligations

Petroritupano, S. A. capitalizes the estimated costs related to asset retirement obligations for exploration and production of oil and other industrial facilities, based on the future disposal plan of such assets. Cost is capitalized as part of the related long-lived asset and amortized with charge to the operating costs during their remaining useful lives.

Asset retirement obligations are recognized at fair value at the date when such obligation is incurred, based on discounted future cash flows. The determination of fair value is based on the existing regulations and technologies.

(e)	Inventories of Materials and Supplies

Inventories of materials and supplies are presented at the lower of cost or net realizable value. The cost of inventories is based on the average method. The carrying amount of inventories does not exceed their recoverable value. During 2007 and 2006, the materials and supplies recognized as operating expenses amounted to $10,131 and $6,646, respectively.

(f)	Cash Equivalents

Petroritupano, S. A. considers as cash equivalents all time deposits with original maturities of less than three months and available on a current basis, which at December 31, 2007, was approximately $69 million.

(g)	Impairment of Assets

Financial Assets

Financial assets are assessed by the Company at the financial statement date, in order to determine whether there is objective evidence of impairment. A financial asset is impaired if there is objective evidence that one or more events have had a negative effect on the asset’s estimated future cash flows.

Significant financial assets are assessed individually in order to determine their impairment. The remaining financial assets with similar credit risks characteristics are assessed by groups.

Losses from impairments are recognized in the statements of income. The reversal of a loss from impairment occurs only when this can be objectively related to an event occurred after the date when the loss for impairment was recognized.

Non-Financial Assets

The carrying amunts of non-financial assets, excluding inventory and deferred tax, are reviewed at each reporting date to determine whether evidence of impairment exists. If any such indication exists then the recoverable amount of the asset is estimated.

An impairment loss is recorded when the carrying amount of an asset or of its cash-generating unit exceeds the recoverable amount. A cash generating unit is the smallest group of assets identifiable generating cash flows substantially independent of other assets or groups of assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the related assets to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds the fair value of the asset. The cost of the relevant asset is presented net of this impairment charge.

Impairment is determined by the Company based on the cash generating units, in accordance with its business segments, geographical locations and the final use of the production generated by each unit. An impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount.

The management assesses annually the impairment in the value of property, plant and equipment. The main key assumptions used by the management in order to determine the recoverable amount of property, plant and equipment are the projections of income, oil prices, royalties, operating and capital costs and the discount rate. Likewise, the projections include the proved developed reserves that will be exploited during the estimated period of production of the field.

(h)	Employee Benefits and Other Postretirement Obligations

Following corporate instructions from PDVSA, the Company’s related entity PDVSA Petróleo assumed the employer condition of the workers that accepted their transfer and who work as assignees in the operations of Petroritupano, S. A. PDVSA Petróleo administrates and calculates the payroll of such workers and bills the Company for the costs corresponding to the direct and indirect labor; the latter recognizes such labor costs against a liability in favor of PDVSA Petróleo. The costs corresponding to the indirect labor are determined by PDVSA Petróleo according to the following accounting policies:

Severance Indemnities

Severance indemnities for labor terminations in Venezuela are recorded in accordance with Venezuelan Labor Law and the effective union contracts. Severance indemnities are deposited monthly in trust accounts on behalf of each employee.

On October 11, 2007, PDVSA signed a labor collective contract effective until year 2009, whereby salary improvements and social benefits are introduced for workers of the contractual payroll in Venezuela. The obligations resulting from the application of this collective contract are in effect since November 2007.

Short-term Benefits

Obligations due to short-term benefits, as employee’s bonuses, vacations and other benefits are accounted for as expenses as the related service is provided by the worker.

Pension Plan

PDVSA’s net obligation for retirement benefits and other postretirement obligations as defined by contract is calculated for each participant in the plan, estimating the amount of future benefits that employees have acquired for their services during the current and prior periods; these benefits are discounted in order to determine their present value which is reduced by the fair market value of plan assets. The discount rate must reflect the yield which, at the date of the financial statements, is reflected by financial instruments issued by institutions with high credit ratings and having maturities similar to those of the obligations. The calculation is made by an actuary using the projected unit credit method.

Improvements to benefits of a plan, relating to the cost of past services, are recorded as an expense in the statement of income over the estimated period, until the benefits become vested. To the extent such benefits are vested, the expense is recorded immediately in the statement of income.

The Company records as either income or expense a portion corresponding to the amount of its unrecorded actuarial gains or losses, exceeding 10% of the greater of the following amounts:
•	The present value of defined benefit obligations; and

•	The fair value of the plan’s assets.

The resulting amount is divided between the average remaining service period of the employees participating in the plan. These limits are determined and applied separately for each of the defined benefit plans.

Other Postretirement Benefits

The net obligation for other postretirement benefits, other than the pension plan, contractually defined, is the amount of future benefits that employees have earned for their services during the current and prior periods. These benefits include mainly health and dental plan, funeral insurance and electronic meal card. The obligation is calculated using the projected unit credit method, and is discounted to reflect its present value and is reduced by the fair value of related assets, if any. The discount rate must reflect the performance of financial instruments issued by institutions of high credit rating at the date of the financial statements and having maturities similar to those of the obligations.

Cost of past services and actuarial gains or losses are recorded using the same methodology as used for the contractually defined benefit plan.

(i)	Provisions

A provision is recognized if, as a result of a past event, the Company has incurred a legal or formal obligation that it may estimate reliably, and it is probable that the disbursement of economic benefits be required to fulfill the obligation.

According to the environmental policy established by Petroritupano, S. A. and the legal applicable standards, a liability is recognized when costs are probable and may be reasonably estimated. The disbursements relating to the preservation of the environment, linked to income for current or future operations are accounted for as expenses or assets, as required. Disbursements relating to past operations that do not contribute to the obtaining of current or future income are charged to expenses.

The creation of these provisions coincides with the identification of an obligation relating to environmental remediation, for which Petroritupano, S. A. has the adequate information to determine a reasonable estimate of the cost. Subsequent adjustments to estimates, if necessary, are recorded upon obtaining additional information.

(j)	Income Recognition

Revenues from the sale of hydrocaburals are recorded in the statement of income when the significant risk and rights of ownerships have been transferred to PDVSA Petróleo and MENPET, according to the purchase agreement – sale of hydrocarbons signed between the Company and PDVSA Petróleo, and may be reasonably measured and it is probable that future economic benefits flow towards the Company. This income is calculated and accounted for at the transaction date, based on the specifications of such contract.

In the case of income from activities other than the Company’s main business, it is recognized when income has been realized. Income is not recognized if there is significant uncertainty as to the recovery of the obligation acquired by the buyer.

(k)	Income Tax

Income tax expense comprises the current and deferred tax. Income tax expense is recognized in the results of each year, except when it refers to items that must be recognized directly in equity.

Current tax is the expected tax payable, calculated over the taxable income of the year, using the methodology established by the current legislation, effective tax rates a the balance sheet date and any adjustment to the tax payable from previous years.

Deferred income tax is accounted for using the balance sheet method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, pursuant to the law. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A deferred tax asset is recognized only up to the amount that it is probable that future taxable income is available on which to offset it. Deferred tax assets are reviewed at the financial statement presentation date and are reversed as the probability of realizing the related tax benefit is reduced.

Income tax arising from the distribution of dividends, determined on the basis of the tax law, is recorded as a liability when the liability to pay the related dividend is recognized.

(l)	Capital Stock

Ordinary shares are classified as equity. As of December 31, 2007 and 2006, the Company does not have preferred share (see note 11 (a)).

(m)	Premium in Issue of Shares

The Company records as premium in issue of shares any excess of the contributions generated by the stockholder during the Company’s incorporation and the nominal value of shares at the incorporation date (see note 11 (b)).

(n)	Distribution of Dividends

Dividend distributions to the Company’s shareholders are recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders (see note 11 (d)).

(o)	Recently Issued Accounting Standards

Several new standards and amendments and interpretations to the current standards are not still in effect for the year ended December 31, 2007, and have not been applied in the financial statements preparation. The most significant ones for the Company follow:

•
In March 2007, the IASB issued the International Accounting Standard Nº 23 revised Borrowing Costs (IAS 23), which eliminates the option to recognize financing costs in the statement of income and requires the companies to capitalize these directly attributable costs to the acquisition, construction or production of a qualified asset as a cost of this asset. This standard will be in effect for the economic period beginning on or after January 1°, 2009.

•
In September 2007, IASB issued the International Accounting Standard Nº 1 revised (IAS 1) Presentation of Financial Statements, which introduces an unrealized statement of income due to operations with the stockholder, in order to improve the analysis capability and comparison of the information provided in the financial statements. This standard will be in effect for the economic periods beginning on or after January 1°, 2009.

The Company is assessing the new standards issued, and based on their analysis at this date, it believes that these will not have a significant impact on its financial statements.

(p)	Recently Adopted Accounting Standards

During the year 2007, the following standards and interpretations came into effect:
•
IFRS 7 Financial Instruments: Disclosures and the amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures, requires detailed disclosures on the relevance of the financial instruments for the financial situation of an entity and its performance, both qualitative and quantitative on the nature and scope of associated risks.

•
Interpretation Nº 9 (IFRIC 9) Reassessment of Embedded Derivatives, requires an entity to assess an implicit derivative financial instrument separating it from the host contract and accounting it for as a derivative since the date of the contract’s signing by the entity. The subsequent revaluation is prohibited, unless a change in the contract’s original terms.

•
Interpretation Nº 10 (IFRIC 10) Interim Financial Information Reporting and Impairment, clarifies that an entity must not reverse the losses for impairment recognized in a previous interim period regarding the goodwill or the investment of any financial asset recorded at cost.

The Company’s accounting policies have been reviewed and modified when necessary, in order to adopt the requirements established in these new standards or interpretations. The adoption of these standards and interpretations did not have significant effects on the Company’s financial statements.
(4)	Foreign Exchange Agreement with the Central Bank of Venezuela (BCV)

According to the Amendment to the BCV Law, effective from July 20, 2005, PDVSA and subsidiaries must sell to the BCV only foreign currency revenues necessary to meet its local currency obligations. The remaining foreign currency amounts can be held by PDVSA and subsidiaries in order to meet its foreign currency obligations and investments.

On November 21, 2005, the National Government and the BCV subscribed Exchange Agreement Nº 9, which establishes the destination of funds derived from the exportation of hydrocarbons and other, which must be sold to the BCV, except for those resulting from PDVSA and subsidiaries’ activities as mentioned in the New BCV Law above. Such agreement states that PDVSA and its subsidiaries are not allowed to maintain funds in foreign currency within the National Territory for more than 48 hours and establishes conditions for the use of funds by PDVSA and subsidiaries, the monthly information to be filed with the BCV relating to the flow of funds generated by its activities, its asset and liability positions in foreign currency and detailed information of the payments made by PDVSA and subsidiaries abroad.

According to the above amendment law, effective until July 19, 2005, the foreign currency revenues generated by PDVSA, including its Venezuelan subsidiaries must be sold to the BCV at the agreed exchange rate and the BCV must supply at the agreed exchange rate and effective as of the date of the transaction, the foreign currency amounts that PDVSA and subsidiaries requests to satisfy its needs, according to the annual foreign exchange budget. The exchange agreement established that PDVSA could pay with such currency amounts its debts, investments and operating expenses, and keep a rotatory fund up to $600 million, available for working capital.

On March 1°, 2005, the National Government and the BCV substituted exchange agreement Nº 2 dated February 6, 2004, setting the exchange rates for the sale and purchase of foreign currencies at Bs2,150.00 and Bs2,144.60 per $1, respectively.

(5)	Balances in Currencies other than the Dollar

As of December 31, 2007 and 2006 Petroritupano, S. A. has the following monetary assets and liabilities denominated in bolivars, which are translated to dollars at the exchange rate prevailing at the balance sheet date:

	2007		2006
	Dollars	Bolivars	Dollars	Bolivars

Monetary assets	336,679	723,860,335	4,367	9,389,050
Monetary liabilities	649,392	1,396,193,483	173,209	372,399,350

Net monetary liability position	(312,713)	(672,333,148)	(168,842)	(363,010,300)

The period end exchange rate, the average annual exchange rate, the interannual increase in the exchange rate and the consumer price index (CPI) published by the BCV, were as follows:

	2007	2006

Exchange rate at year-end (Bs/$1)	2,150	2,150
Average annual exchange rate (Bs/$1)	2,150	2,150
Interannual increase in the exchange rate (%)	—	—
Interannual increase in the CPI (%)	22	17

(6)	Determination of Fair Value

Some of the Company’s accounting policies and disclosures require the determination of fair value for assets and liabilities, both financial and non-financial. Fair values have been estimated for valuation purposes and/or disclosure, using the information available in the market, and following appropriate valuation methods. Additional information on the fair value estimation of assets and liabilities is disclosed in the specific notes to the financial statements.

The fair value of property, plant and equipment recognized as a result of a business acquisition is based fundamentally on the market value and other appropriate valuation methods. The market value of the asset corresponds to the estimated amount at which this could be exchanged at the valuation date between a willing buyer and a seller in a transaction in conditions of mutual independence, subsequent to an adequate trading where both parties have acted with knowledge, prudence and without obligation.

The fair value of recoverable value added tax is determined discounting the carrying value, as per recoveries and estimated future collections, using interest rates applicable in the monetary market.

Balances in books of cash and cash equivalents, accounts receivable from stockholders and related companies, and accounts payable approximate their fair value due to the short maturity of these instruments. The fair value of non-current account payable to PDVSA Petróleo, S.A. at December 31, 2007, is determinate considering the interest rates, and contemplates any credit risk.

The fair value of derivative instruments is based on the estimated amount that the Company would receive or pay to terminate the agreements, taking into account current commodity prices and interest rates and the current creditworthiness of the counterparties.

(7)	Financial Risk Management

Petroritupano, S. A. is exposed to the following risks relating to the use of financial instruments:
•	Credit risk.

•	Liquidity risk.

•	Market risk.

This note presents information regarding the exposure of Petroritupano, S. A. to each risk mentioned, the Company’s objectives, the policies and procedures to measure and managing the risk and the management of capital. Further quantitative disclosures are included in these financial statements.

Petroritupano’s Board of Directors is responsible for establishing and supervising the Company’s risk management framework. The effect of the business risk is estimated in the strategic and budgetary planning processes, in order to have an integral view of its impact on the Company.

Risk management policies are established in order to identify and analyze the risks faced by the Company, fix adequate limits and risk controls, and monitor risks and the compliance with the limits. The policies and risk management systems are reviewed regularly in order for them to reflect the changes in the market conditions and the Company’s activities.

(a)	Credit Risk

It is the risk of financial loss faced by the Company if a client or counterparty in a financial instrument does not comply with its contractual obligations, and it is mainly caused by cash and cash equivalents and accounts receivable from customers. In order to mitigate the credit risk, cash equivalents are represented by high-quality instruments placed in diverse institutions. Likewise, there is a risk concentration of trade accounts receivable, due to the fact that 100% of the sales of crude oil production are delivered to the related company PDVSA Petróleo (see note 16).

(b)	Liquidity Risk

It is the Company’s risk as to failing to fulfill its financial obligations as these become due. The approach of Petroritupano, S. A. to manage the liquidity is to assure, to the greatest extent possible, that it will always count on the sufficient liquidity to comply with its obligations as these mature, both under normal conditions as under stressed conditions, without incurring unacceptable losses or risking the Company’s reputation.

The Company ensures having enough cash at sight in order to solve the expected operating expenses during a ninety-day period, including the payment of financial obligations; this excludes the possible impact of extreme circumstances that cannot be predicted reasonably, such as natural disasters.

(c)	Market Risk

It is the risk of changes in market prices, among them the exchange rates, interest rates or sales prices affecting the income of Petroritupano, S. A. or the value of the financial instruments it maintains.

The Company’s activities, the financial conditions and the operating results are proportional to the volumes of upgraded crude oil prices. These prices are cyclic and tend to be unstable, and therefore the primary risk of this business is the volatility of the upgraded crude oil prices.

PDVSA Petróleo, which is the main client of the Company, monitors constantly the market’s conditions in order to assure the placement of its crude oil production and its products the best way possible. In addition, the Bolivarian Republic of Venezuela is a member of the Organization of the Petroleum Exporting Countries (OPEC), through which agreements are signed to pursue stable prices for crude oil and its products.

(8)	Taxes

A summary of the taxes affecting the operations of Petroritupano, S. A. for the year ended December 31, 2007 and for the nine-month period ended December, 31 2006 follows:

	2007	2006

Income tax	104,558	95,302
Production and other taxes	281,990	205,864

	386,548	301,166

(a)	Income Tax

The estimated income tax expense for the year ended December 31, 2007 and for the nine-month period ended December, 31 2006, is composed as follows:

	2007	2006

Estimated income tax expense based on the period’s taxable income	161,742	138,862
Tax on initial inflation — adjusted assets	—	1,676
Deferred tax benefit	(57,184)	(45,236)

	104,558	95,302

The Company’s tax period ends on December 31, each year.

During the year 2007, the Company determined tax income of $323,484, which caused an income tax expense of $161,742, presented as part of the income tax payable net to tax paid in advance of $153,575. During the nine-month period ended December 31, 2006 the Company determined tax income of $277,724, which caused an income tax expense of $138,862, presented as part of income tax payable.

The Income Tax Law establishes that taxpayers shall made an initial inflation adjustment at closing of the first taxable period of non-monetary assets and liabilities pursuant to the Standards established in such Law. Likewise, taxpayers shall register before the Registry of Revaluated Assets during such period when they complete initial inflation adjustment. Such registration causes the obligation to pay a rate equivalent to 3% of the amount of the initial inflation adjustment caused by the depreciable fixed assets, payable up to three equal, annual and consecutive portions. This tax was applicable to Petroritupano, S. A. during the nine-month period ended December 31, 2006, which amounted to $1,676 and is presented as part of the income tax payable at December 31, 2006. The Law also establishes a regular inflation adjustment which will be included in the income reconciliation as a taxable or non-deductible item.

The Partial Reform of the Income Tax Law published in Official Gazette N° 38,529 dated September 25, 2006, derogated investment tax credits applicable to companies engaged in the exploitation of hydrocarbons and related activities.

The main differences between the amount of the income tax calculated based on the tax rate of 50% and the effective tax rate for the year ended December 31, 2007 and for the nine-month period ended December, 31 2006 is presented as follows (in thousands, except the percentage):

	2007		2006
	%	Dollars	%	Dollars

Income before income tax	100	364,803	100	251,852
Income tax calculated based on the tax rate	50	182,402	50	125,926
Property, plant and equipment	(21)	(78,072)	(14)	(33,699)
Regular inflation adjustment	(8)	(30,012)	—	—
Initial inflation adjustment on assets	—	—	1	1,676
Other	8	30,240	1	1,399

	29	104,558	38	95,302

The deferred tax assets components as of December 31, 2007 and 2006 follow:

	2007	2006

Property, plant and equipment, net	78,072	33,699
Asset retirement obligations, net	2,495	3,758
Contributions payable	118	—
Contribution for the Law on Science, Technology and Innovation	6,084	—
Contribution for the Law on the Prevention of the Illicit Use of Stupefacient and Psychotropic Substances	911	—
Accrued lialibities	14,740	7,779

	102,420	45,236

The components of the deferred tax benefit for the year ended December 31, 2007 and for the nine-month period ended December, 31 2006 are as follows:

	2007	2006

Property, plant and equipment, net	(44,373)	(33,699)
Assets retirement obligation, net	1,262	(3,758)
Contributions payable	(118)	—
Contribution of the Law on Science, Technology and Innovation	(6,084)	—
Contribution of the Law on Prevention of the Illicit Use of Stupefacient and Psychotropic Substances	(911)	—
Accrued liabilities	(6,960)	(7,779)

	(57,184)	(45,236)

(b)	Production and Other Taxes

Production Tax

Pursuant to Article 44 of the Organic Hydrocarbons Law, from any hydrocarbon volume extracted from any reservoir by mixed companies, the State has the right to a participation of 30% as production tax. During the year ended December 31, 2007 and for the nine-month period ended December 31, 2006 Petroritupano, S. A. paid production tax for crude oil of $238,828 and $182,898, respectively, through delivery of crude volumes to PDVSA Petróleo on account of the MENPET.

Additional Production Taxes

The Company is subject to the payment of some additional taxes, which are determinable based on: a) a participation as additional production tax of 3,33% over the volume of hydrocarbons extracted in the specified area, which will be distributed as follows: 2,22% directly to the municipalities composing the specified area, superseding the payments not received by such municipalities for the concept of municipal taxes and 1,11% for a fund to finance endogenous development projects pursuant the guidelines of the National Development Plan in the Relevant Region and; b) an amount equivalent to the difference, if any, between (i) 50% of the value of hydrocarbons extracted from the specified area during each calendar year and (ii) the sum of the payments made by Petroritupano S. A. to the Bolivarian Republic of Venezuela, regarding the activity developed by the latter during such calendar year, for the production tax applicable on the hydrocarbons, including the ones mentioned above, and the investments in endogenous development projects corresponding to 1% of income before income tax. The additional tax shall be paid on April 20 each year, pursuant to the dispositions established in Annex F of the contract of conversion to mixed company.

A summary of the production and other taxes for the year ended December 31, 2007 and for the nine-month period ended December, 31 2006 follows:

	2007	2006

Crude oil production tax	238,828	182,898
Production tax to municipalites	17,674	13,535
Production tax for endogenous development projects	8,836	6,767
Accrual for investment in endogenous projects	2,664	2,664
Contribution for the application of the Law on Science, Technology and Innovation	12,169	—
Contribution of the Law on Prevention of the Illicit Use of Stupefacient and Psychotropic Substances	1,819	—

	281,990	205,864

(c)	Value Added Tax

Official Gazette N° 38,632 of February 27, 2007 published the decrease of the Value Added Tax (VAT) rate from 14% to 11% with effectiveness since March 1°, 2007 until June 30, 2007 and to nine 9% since July 1°, 2007.

The Company is not subject to VAT withholdings, due to the fact that the natural hydrocarbon sales made by the mixed companies ruled by the Organic Hydrocarbons Law to PDVSA or to any of its subsidiaries are not subject to any tax rate, pursuant to the Law on the effective value added tax law.

Likewise, the Law establishes that mixed companies ruled by the Organic Hydrocarbons Law will be assimilated to the regular exporting taxpayers, in order to apply the tax credits recovery regime provided in current Law for the sales of hydrocarbons in the country to PDVSA or to any of its subsidiaries. At December 31, 2007, the Company had not requested the Venezuelan tax authorities the recovery of tax credits for VAT, amounting to $27,918 and present it in balance sheet as non-current assets, due to the fact that the tax authorities were still defining the procedures for the tax credit recovery to be followed by the mixed companies.

(9)	Property, Plant and Equipment

Property, plant and equipment as of December 31, 2007 and 2006 include the following:

	2007							2006
		Assets				Cost
		contributed				associated with
	At	by the				asset retirement
Cost	beginning	stockholders	Acquisitions	Capitalizations	Transfers	obligations	At end	Total
Production equipment	246,283	—	—	53,605	—	3,149	303,037	246,283
Operating equipment	190,074	—	—	—	(327)	—	189,747	190,074
Computer equipment and vehicles	682	—	—	—	327	—	1,009	682
Works in process	77,689	—	30,631	(53,605)	—	—	54,715	77,689

Total as of December 31, 2007	514,728	—	30,631	—	—	3,149	548,508	—

Total as of December 31, 2006	—	470,249	34,689	—	—	9,790	—	514,728

	2007						2006
				Depreciation
		Depreciation		associated with
Accumulated Depreciation		and amortization		asset retirement		Net book	Net book
and Amortization	At beginning	expenses	Transfers	obligations	At end	value	value
Production equipment	29,464	34,628	—	(2,318)	61,774	241,263	216,819
Operating equipment	21,018	25,851	(66)	—	46,803	142,944	169,056
Computer equipment and vehicles	66	176	66	—	308	701	616
Works in process	—	—	—	—		54,715	77,689

Total as of December 31, 2007	50,548	60,655	—	(2,318)	108,885	439,623	—

Total as of December 31, 2006	—	47,084	—	3,464	50,548	—	464,180

(10)	Prepaid Expenses and Other

A summary of prepaid expenses and other as of December 31, 2007 and 2006 follows:

	2007	2006

Insurances	1,240	—
Recovery expenses	1,084	—
Advances to employee travel expenses	34	—

	2,358	—

(11)	Stockholders’ Equity
(a)	Capital Stock

At December 31, 2007 and 2006, the Company’s nominal and legal capital stock is composed as follows:

				Capital
	Number of		Type of	subscribed
	shares	%	share	and paid ($)
CVP	1,317,990	60%	A	6,130
Petrobrás Energía, S. A.	483,263	22%	B	2,248
Venezuela US S.R.L.	395,397	18%	B	1,839

	2,196,650	100%		10,217

On September 4, 2006, CVP; Petrobrás Energía, S.A.; Venezuela, US S.R.L. and Corod Producción, S.A. approved, with participations of 60%, 18%, 18% and 4%, respectively, the association terms and incorporation of Petroritupano, S.A. with a capital stock of $465.

During Extraordinary Stockholders’ Meeting held on October 6, 2006, a decision was made as to the transfer of shares subscribed and paid by Corod Producción, S.A. to the stockholder Petrobrás Energía, S.A., thus modifying the share percentage of the latter from 18% to 22%. In addition, during this meeting an increase of the Company’s capital stock was decided in $9,752 through capitalization of the contributions made by the stockholders, pursuant to letter (a) of Article 1.4 of the contract for the conversion to mixed company.

At December 31, 2007 and 2006, common shares have a worth of $4,6511.

The incorporation document of Petroritupano, S. A., establishes that the State’s number of shares shall always represent at least a share percentage higher than 50% of the Company’s capital stock. Likewise, it establishes that in case of the Company’s liquidation, all assets shall be transferred to the class “A” stockholder, except for the cash available not reserved for the payment of expenses and obligations, which will be distributed to the stockholders in proportion to their participation in the Company’s capital stock.

(b)	Premium in Issue of Shares

During Extraordinary Stockholders’ Meeting held on October 6, 2006, a decision was made as to recognizing as a premium the additional contributions represented in property, plant and equipment for $470,249 (stockholder “A”) and inventories of materials and supplies for $1,652 (stockholders class “B”) in the issue of new shares, in proportion to the participation of each partner in the Company’s capital stock.

(c)	Legal Reserve

The legal reserve is a requirement established in the Venezuelan Code of Commerce, according to which, Venezuelan companies should reserve 5% of their net income until the legal reserve is equivalent to at least 10% of the capital stock in bolivars. The legal reserve cannot be distributed as dividends.

At December 31, 2006, the Company accounted for an accrual for legal reserve of approximately $1,022, which represents 10% of the capital stock.

(d)	Dividends

Dividends are declared based on the financial statements expressed in bolivars, considering that they represent the presentation currency of the Company’s statutory financial statements and paid to the Company’s stockholders in bolivars. During an Extraordinary Stockholders’ Meeting held on August 1°, 2007, it was agreed to the decree of dividends for $118,516, of which, at December 31, 2007 $71,110 are pending payment to CVP.

(12)	Employee Benefits and Other Postretirement Expenses

A summary of employee benefits and other postretirement expenses for the year ended December 31, 2007 and for the nine-month period ended December 31, 2006 follows expenses are include as operating expenses and selling administrative and general expenses in the statement of income:

	2007	2006
Salaries and wages	7,616	7,122
Costs of social security	769	1,439
Accrual for pension	—	15,557
Benefits derived from the Labor Law and collective convention	6,751	9,255

	15,136	33,373

Theses expenses are included as operating expenses and selling, administrative and general expenses in the statement of income.

(13)	Accrued and Other Liabilities

A summary of accrued and other liabilities as of December 31, 2007 and 2006 follows:

						Non -
	December 31,	Provision	Provision	December 31,	Current	current
	2006	made	used	2007	portion	portion

Production tax for municipalities	13,535	17,674	(5,423)	25,786	25,786	—
Production tax for endogenous development projects	6,767	8,836	(4,511)	11,092	11,092	—
Investments in endogenous projects	2,664	2,664	—	5,328	2,669	—
Application of the new law on Science, Technology and Innovation	—	12,169	—	12,169	12,169	—
Application of the Law on Prevention of the Illicit Use of Stupefacient and Psychotropic Substances	1,276	1,819	—	3,095	1,821	—
Social fund withholding	—	2,905	—	2,905	2,905	—
Income tax withholdings	—	2,302	(1,008)	1,294	1,294	—
VAT withholdings	—	8,925	(5,736)	3,189	3,189	—
Reserve for abandonment of unproductive wells	3,193	—	—	3,193	—	3,193
Asset retirement obligations (see note 14)	10,648	3,149	(209)	13,588	—	13,588
Municipal tax withholdings	—	1,711	—	1,711	1,711	—
Other investments	—	31,204	(24,209)	6,995	6,995	—
Expenses	—	104,903	(79,635)	25,268	29,201	—
Payroll	—	613	—	613	613	—
Other	476	9,556	(467)	9,565	9,565	—

Total accrual and other liabilities	38,559	208,430	(121,198)	125,791	109,010	16,781

Less current portion	24,718			109,010

Non — current portion	13,841			16,781

(14)	Asset Retirement Obligations

The movement of the accrual for asset retirement obligations for the year ended December 31, 2007 and the nine — month period ended December 31, 2006 follows:

	2007	2006
Balance at beginning of period	10,648	—
Financial costs	(209)	9,790
Provision made	3,149	858

Balance at the end of period	13,588	10,648

The business plan of Petroritupano, S. A. at December 31, 2007 establishes the conduction of drilling and production of hydrocarbons until the year 2025; the accrual for asset retirement obligations was calculated considering the disbursements made for this concept, associated to current wells.

(15)	Accounts Payable

Accounts payable as of December 31, 2007 and 2006 include the following:

	2007	2006
Stockholders and related companies (see note 16)	508,726	119,402
Commercial suppliers	24,176	725

	532,902	120,127

(16)	Balances and Transactions with Related Entities

The Company maintains balances and carries out significant mercantile transactions with related companies and entities, whose effects are included in its results and financial position.

The balance with related entities at December 31, 2007 and 2006 follows:

	2007	2006
Current accounts receivable-
Corporación Venezolana del Petróleo, S. A. (CVP)	—	3,510
PDVSA Petróleo	827,884	425,528
Consorcio Petrobrás Energía, S. A.	28,215	—
Venezuela US, S.R.L.	23,086	—

	879,185	429,038

Current accounts payable-
PDVSA Petróleo	456,297	72,249
Consorcio Petrobrás Energía — APC — Corod	702	47,153
Petrobrás Energía, S. A.	28,641	—
Venezuela US S.R.L.	23,086	—

	508,726	119,402

Non-current account payable to PDVSA Petróleo	2,933	15,557

The most significant balances as of December 31, 2007 and 2006 and transactions with related entities during the year ended December 31, 2007 and for the nine-month period ended December 31, 2006, are summarized as follow:

	2007	2006
Balances:
Recoverable value added tax	27,918	7,545
Accounts receivable from stockholders and related companies	879,185	429,038
Accounts payable to stockholders and related companies	508,726	119,402
Non-current account payable to PDVSA Petróleo	2,933	15,557
Income tax payable	8,167	140,538

Transactions:
Sales of crude oil to PDVSA Petróleo	554,312	425,528
Sales of crude oil as payment of production tax, delivered to PDVSA Petróleo	238,828	182,898
Operating expenses	41,972	85,955
Sales, administrative and general expenses	—	11,009
Production and other taxes	281,990	205,864
Estimated income tax expense	161,742	140,538
Loans received	109,214	—

Accounts receivable from PDVSA Petróleo, related to the sales of crude oil. In addition, the production corresponding to the rest of the income of Petroritupano, S. A. for the year ended December 31, 2007 and for the nine-month period ended December 31, 2006 for $238,828 and $182,898, respectively, was delivered to PDVSA Petróleo for the payment of the production tax to MENPET, in accordance with that agreed with such ministry (see note 8 (b)).

Accounts payable to Consorcio Petrobrás Energía — APC — Corod at December 31, 2007 and 2006, correspond to disbursements carried out on account of Petroritupano, S. A. for operating expenses and investments in property, plant and equipment.

During the year ended December 31, 2007 and the nine-month period ended December 31, 2006, the Company’s directors have not received any remuneration.

(17)	New Laws

A summary of laws enacted by the National Government during 2007, with current or future effects on the Company follows:
(a)	Law on Science, Technology and Innovation

In August 2005, the Organic Law on Science, Technology and Innovation was promulgated. Pursuant to this Law, since January 1°, 2006, all large companies in Venezuela shall provide an annual amount corresponding to 0.5% of their gross income in the national territory to foster any investment activities in science, technology and innovation. According to this Law, large companies are defined as companies with annual gross income greater than 100,000 tax units (UT). The Law also establishes that those large companies in the country engaged in the activities listed in Organic Hydrocarbons and Gaseous Hydrocarbons Laws shall make annual contributions for an amount equivalent to 2% of their gross income in the national territory for investment in activities in the areas of science, technology and innovation. According to information provided by the main stockholder CVP, PDVSA will centralize the contributions required by this Law.

(b)	Law on Financial Transactions Tax

On October 5, 2007, the National Government promulgated the Decree with Rank and Force of Law on the Financial Transactions Tax for companies and economic entities without juridical personality. This Law establishes that these companies and economic entities shall pay an amount equivalent to 1,5 % of the amount of the financial transactions made. This Law will be in effect since November 1°, 2007 until December 31, 2008.

(c)	Enabling Law

On February 1°, 2007 the National Assembly approved a Law authorizing the President of the Republic to dictate Decrees with Rank and Force of Law on a set of subjects for period of 18 months, commencing upon the Law’s publication. According to the Law, the subjects ruled comprised standards concerning eleven areas of the nation’s life, including the transformation of the Republic’s institutions, the people’s participation, as well as economic, financial, fiscal and energy issues.

(d)	Monetary Conversion Law

On March 6, 2007, Official Gazette Nº 38,638 published the Decree with Rank and Force of Law on Monetary Conversion, contemplating since January 1°, 2008, a restatement of the monetary system’s unit in Venezuela equivalent to one thousand current bolivars. Accordingly, the bolivars existing before such date shall be converted into the new monetary unit (bolivar fuerte), dividing them by one thousand and rounding the decimals up to the immediate lower or higher number.

In compliance with such Law, Petroritupano, S. A. has implemented the technological and administrative-financial mechanisms to guarantee its compliance, and the Company’s management believes that the processes and cost to implement this new Law will not have significant effects on the Company’s financial statements.

(18)	Subsequent Events

Recently Issued Accounting Standards

In January 2008, the IASB issued the revised International Financial Reporting Standard Nº 3, Business Combinations (IFRS 3). In addition, the IASB issued an amendment to the International Accounting Standard Nº 27 (IAS 27), Consolidated and Separate Financial Statements. These standards will be in effect for annual periods beginning on, or after July 1°, 2009. The Company’s management is evaluating these standards.

(19)	Summary of Differences Between Financial Statements and Accounting Recordss

The amounts in the financial statements as of December 31, 2007, presented in this report, defer from the amounts shown in the accounting records at such date, due to the fact that certain adjustments relating to the analysis and recalculation of the Income Tax expense and certain labor liabilities were recognized after such date. The summary of such adjustments follows:

	Balances according		Balances
	to accounting	Adjustments	according to
	records	debit (credit)	this report
Balance sheet -
Deferred tax assets	111,047	(8,627)	102,420
Income tax payable	10,787	2,620	8,167

Statement of income -
Income tax	98,551	6,007	104,558

EXHIBIT INDEX

Exhibit
Number	Description
4.2	Third Amendment to the Restructuring Agreement dated as of March 25, 2008 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and AEI.

4.4	Loan Agreement, dated February 14, 2008, between Petrobras International Braspetro BV., as borrower, and World Fund Financial Services, as lender (English translation).

4.5	Loan Agreement, dated February 21, 2008, between Petrobras International Braspetro BV., as borrower, and World Fund Financial Services, as lender (English translation).

4.6	Loan Agreement, dated February 29, 2008, between Petrobras International Braspetro BV., as borrower, and World Fund Financial Services, as lender (English translation).

4.7	Stock Purchase Agreement, dated December 21, 2007, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro BV, as purchaser.

8.1	List of “significant subsidiaries” of Petrobras Energía as defined in Rule 1-02(w) of Regulation S-X.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 27, 2008.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 27, 2008.

13.1	CEO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 27, 2008.

13.2	CFO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 27, 2008.