Form 20-F
period 2008-12-31
PETROBRAS ENERGIA PARTICIPACIONES SA; Petrobras Energia S.A.
filed 2009-06-30
CIK 1099205, 1449877

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

Commission file number 001-14984
PETROBRAS ENERGÍA PARTICIPACIONES S.A.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation of organization)
Maipú 1, 22 S.S. Floor
(C1084ABA) Buenos Aires
Argentina
(Address of principal executive offices)
CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8800
(Name, telephone, e-mail and/or facsimile number and
address of company contact person)
Commission file number 333-155319
PETROBRAS ENERGÍA S.A.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation of organization)
Maipú 1, 22 S.S. Floor
(C1084ABA) Buenos Aires
Argentina
(Address of principal executive offices)
CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8800
(Name, telephone, e-mail and/or facsimile number and
address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of each Class	On Which Registered

American Depositary Shares, each representing 10 Class B shares of Petrobras Energía Participaciones S.A.	New York Stock Exchange

Class B shares of Petrobras Energía Participaciones S.A.	New York Stock Exchange*

American Depositary Shares, each representing 10 Class B shares of Petrobras Energía S.A.	—

Class B shares of Petrobras Energía S.A.	—

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the NYSE.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008 was:

Petrobras Energía Participaciones S.A. Class B ordinary shares, nominal value P$1.00 per share	2,132,043,387

Petrobras Energía S.A. Class B ordinary shares, nominal value P$1.00 per share	1,009,618,410
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.

Petrobras Energía Participaciones S.A.	Yes ☑ No ☐

Petrobras Energía S.A.	Yes ☐ No ☑†

†	Petrobras Energía S.A. is expected to qualify as a well-known seasoned issuer as a successor issuer to Petrobras Energía Participaciones, pursuant to Rule 12g-3 of the Securities Exchange Act of 1934.
If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Petrobras Energía Participaciones S.A.	Yes ☐ No ☑

Petrobras Energía S.A.	Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Petrobras Energía Participaciones S.A.	Yes ☑ No ☐

Petrobras Energía S.A.	Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.495 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Not applicable.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐       IFRS ☐       Other ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Petrobras Energía Participaciones S.A.	Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Petrobras Energía S.A.	Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑†

†	Petrobras Energía S.A. is expected to qualify as a large accelerated filer as a successor issuer to Petrobras Energía Participaciones, pursuant to Rule 12g-3 of the Securities Exchange Act of 1934.
Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐       Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Petrobras Energía Participaciones S.A.	Yes ☐ No ☑

Petrobras Energía S.A.	Yes ☐ No ☑

i

NOTE ON JOINT FILING
This annual report on Form 20-F has been jointly filed by Petrobras Energía Participaciones S.A. and Petrobras Energía S.A. On January 30, 2009, separate shareholders’ meetings of these two companies approved their merger, pursuant to which Petrobras Energía Participaciones would be merged and absorbed into Petrobras Energía, and Petrobras Energía would be the surviving company. The companies are currently in the process of completing the necessary formalities in Argentina to finalize this merger.
Once the requisite Argentine formalities have been completed, shareholders of Petrobras Energía Participaciones will receive shares of Petrobras Energía (in the United States, in the form of American Depositary Receipts), and the American Depositary Receipts of Petrobras Energía Participaciones will be removed from listing on the New York Stock Exchange (the “NYSE”) and from registration with the U.S. Securities and Exchange Commission (the “SEC”). Immediately subsequent to this exchange of shares, American Depositary Receipts, each representing 10 Class B shares of Petrobras Energía, will be listed and begin trading on the NYSE. Petrobras Energía S.A. will be a successor issuer to Petrobras Energía Participaciones S.A., as contemplated by Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Petrobras Energía Participaciones S.A. is a holding company that was created for the purpose of owning shares of Petrobras Energía S.A., and operates exclusively through Petrobras Energía S.A. and its subsidiaries. Petrobras Energía Participaciones S.A. has no independent operations other than the ownership of shares of Petrobras Energía S.A., and all disclosure in this annual report refers to the operations of Petrobras Energía S.A., unless otherwise indicated.
All references in this annual report to:
“Petrobras Energía,” “PESA” and “the Company” refer to Petrobras Energía S.A. and its subsidiaries, but excludes affiliates and companies under joint control. Prior to July 2003, Petrobras Energía’s corporate name was Pecom Energía S.A. On March 27, 2009, the shareholders of Petrobras Energía approved the official change of the company’s corporate name from Petrobras Energía S.A. to Petrobras Argentina, S.A. As of the date of this annual report, the Company is in the process of completing the necessary formalities to complete this name change. See “Item 4. Information on the Company—Our History and Development”.
“Petrobras Energía Participaciones,” and “PEPSA” refer to Petrobras Energía Participaciones S.A., the parent company of Petrobras Energía. Prior to July 2003, the corporate name of Petrobras Energía Participaciones was Perez Companc S.A.
Unless otherwise noted, “we,” “us,” “our,” and similar terms refer to Petrobras Energía Participaciones and its subsidiaries, including Petrobras Energía.
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
Forward-looking statements speak only as of the date they were made. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In light of these limitations, you should not place undue reliance on forward-looking statements contained in this annual report.

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
The consolidated financial statements for both Petrobras Energía Participaciones and Petrobras Energía are prepared in accordance with regulations of the Argentine National Securities Commission (Comisión Nacional de Valores) (“CNV”), and, except for the matters described in Note 3 to the consolidated financial statements of each of Petrobras Energía Participaciones and Petrobras Energía, with generally accepted accounting principles in Argentina (as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, or its Spanish acronym “CPCECABA”), or Argentine GAAP. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 20 to each of Petrobras Energía Participaciones’s and Petrobras Energía’s financial statements provide a description of the principal differences between Argentine GAAP and U.S. GAAP, and Note 22 for each of Petrobras Energía Participaciones and Petrobras Energía, provides a reconciliation to U.S. GAAP of net income, shareholders’ equity and certain other selected financial data.
In compliance with Rule 3-09 of Regulation S-X, this annual report contains the audited financial statements of our equity investee, Petroritupano S.A., as of and for the years ended December 31, 2008 and 2007. The independent registered public auditors of Petroritupano S.A. have indicated in their report that Petroritupano has not complied with various formal tax duties, which, pursuant to current tax regulations, may give rise to the payment of sanctions and interest amounting to approximately US$24 million. The independent registered public auditors have noted that the accruals and other liabilities caption of the balance sheet as of December 31, 2008 and net income for the year then ended are understated and overstated by such amount, respectively. We do not believe that this fact has had or will have a material impact on the financial results of either Petrobras Energía Participaciones or Petrobras Energía.
Proportional consolidation of companies under which we exercise joint control
In accordance with the procedure set forth in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Science (or its Spanish acronym “FACPCE”), we have consolidated both of our financial statements line by line on a proportional basis with the companies in which we exercise joint control (other than Compañía Inversora en Transmisión Eléctrica Citelec S.A., or “Citelec”). See “Item 5. Operating and Financial Review and Prospects — Proportional Consolidation and Presentation of Discussion”. In the consolidation of companies over which we exercise joint control, the amount of the investment in the companies under joint control and the interest in their income (loss) and cash flows are replaced by our proportional interest in the subsidiaries assets, liabilities and income (loss) and cash flows. In addition, related party receivables, payables and transactions within the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in that company.

Changes in professional accounting standards
On August 10, 2005, the Board of the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards, effective for fiscal years beginning on or after January 1, 2006. Through General Resolution Nos. 485 and 487, dated December 29, 2005, and January 26, 2006, respectively, the CNV approved the aforementioned changes, which were effective for years beginning as from January 1, 2006.
Figures for the years 2005 and 2004 have been restated to give effect to the aforementioned changes in the professional accounting standards.
The effects of these changes on Petrobras Energía’s income statement and shareholders’ equity as of December 31, 2005 and 2004 are described below:

			Increase (decrease)
	Gain (loss)		Shareholders’ equity as of
	Income for		December 31,
	2005	2004	2005	2004
	(in millions of pesos)
Comparison with recoverable values (i)	(120)	10	(190)	(70)
Deferred tax (ii)	272	118	(1,060)	(1,332)

Total effect on unappropriated retained earnings			(1,250)	(1,402)
Deferred loss (iii)	—	—	(14)	(49)

Total effect on Shareholders’ equity	152	128	(1,264)	(1,451)

For explanation of footnotes, please see the table below.
The effects of these changes on Petrobras Energía Participaciones’s income statement and shareholders’ equity as of December 31, 2005 and 2004 are described below:

			Increase (decrease)
	Gain (loss)		Shareholders’ equity as of
	Income for		December 31,
	2005	2004	2005	2004
	(in millions of pesos)
Comparison with recoverable values (i)	(120)	10	(190)	(70)
Deferred tax (ii)	272	118	(1,060)	(1,332)
Minority interest	(36)	(31)	303	339

Total effect on unappropriated retained earnings			(947)	(1,063)
Deferred loss (iii)			(22)	(49)

Total effect on Shareholders’ equity	116	97	(969)	(1,112)

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

U.S. GAAP Information
Neither the effects of inflation accounting nor the proportional consolidation of Distrilec Inversora S.A. (“Distrilec”) (for all years presented) or Petrobras de Valores Internacional de España S.L. (“PVIE”) (for the years ended December 31, 2007 and 2008), jointly controlled companies under Argentine GAAP, have been reversed in the reconciliations to U.S. GAAP.
The proportional consolidation of Compañía de Inversiones de Energía S.A. (“CIESA”), another company under joint control in 2008, 2007, 2006, 2005 and 2004 under Argentine GAAP, has been reversed in the U.S. GAAP information. This reversal was a result of (1) CIESA having negative shareholders’ equity for each of those five years for purposes of U.S. GAAP, and (2) our not having assumed commitments to make capital contributions or to provide financial assistance to CIESA, which caused our interests in CIESA to be valued at zero.
The following tables set forth selected financial data for Petrobras Energía, including data for joint control companies consolidated under the proportional consolidation method, as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004:

Petrobras Energía — Income Statement Data

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in millions of pesos, except for per share amounts and
	number of shares or as otherwise indicated)

Argentine GAAP:
Net sales	15,175	13,458	11,745	10,655	8,763
Cost of sales	(11,000)	(10,111)	(8,062)	(6,848)	(5,657)

Gross profit	4,175	3,347	3,683	3,807	3,106
Administrative and selling expenses	(1,756)	(1,463)	(1,281)	(1,136)	(969)
Exploration expenses	(238)	(172)	(117)	(34)	(133)
Other operating expenses, net	(229)	(176)	(135)	(329)	(324)

Operating income	1,952	1,536	2,150	2,308	1,680
Equity in earnings of affiliates	305	176	219	281	102
Financial expenses and holding losses, net	(786)	(495)	(504)	(897)	(1,264)
Other income (expenses), net	(93)	131	99	(456)	(36)

Income before income tax and minority interest in subsidiaries	1,378	1,348	1,964	1,236	482
Income tax	(529)	(494)	(465)	(211)	317
Minority interest in subsidiaries	(73)	(92)	(83)	(54)	26

Net income	776	762	1,416	971	825

Basic/diluted Earning per share	0.769	0.755	1.403	0.962	1.058
Number of shares outstanding (in millions):
Class B	1,010	1,010	1,010	1,010	779

U.S. GAAP:
Net sales	14,385	12,712	11,085	10,129	8,351
Operating income	1,295	681	1,942	619	1,350
Net income (loss)	434	(24)	1,295	(91)	781
Basic/diluted net income (loss) per share	0.430	(0.024)	1.282	(0.090)	1.003

Petrobras Energía — Balance Sheet Data

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in millions of pesos, except for per share amounts and
	number of shares or as otherwise indicated)

Argentine GAAP:
Consolidated Balance Sheet
Assets
Current assets
Cash	492	98	86	104	139
Investments	1,030	1,132	1,512	881	946
Trade receivables	1,635	1,605	1,438	1,626	1,181
Other receivables	1,593	2,658	1,226	663	759
Inventories	1,536	996	843	746	624
Other assets	5	—	1	—	1

Total current assets	6,291	6,489	5,106	4,020	3,650
Non-current assets
Trade receivables	154	228	124	78	47
Other receivables	522	657	691	672	943
Inventories	95	100	81	79	71
Investments	3,477	3,270	3,630	1,072	1,107
Property, plant and equipment	12,556	10,609	10,838	12,657	12,277
Other assets	35	41	41	47	65

Total non-current assets	16,839	14,905	15,405	14,605	14,510

Total assets	23,130	21,394	20,511	18,625	18,160

Liabilities
Current liabilities
Accounts payable	1,873	1,728	1,475	1,363	1,071
Short-term debt	2,445	1,922	2,646	1,805	1,709
Payroll and social security taxes	351	261	276	177	98
Taxes payable	454	274	360	255	233
Reserves	125	124	95	48	31
Other current liabilities	530	305	214	198	657

Total current liabilities	5,778	4,614	5,066	3,846	3,799
Non-current liabilities
Accounts payable	136	179	143	103	109
Long-term debt	5,152	5,430	4,716	5,708	6,248
Other liabilities	560	367	402	356	190
Taxes payable	1,508	1,428	1,492	1,404	1,692
Reserves	119	86	85	103	76

Total non-current liabilities	7,475	7,490	6,838	7,674	8,315

Total liabilities	13,253	12,104	11,904	11,520	12,114

Minority interest in subsidiaries	930	860	771	688	1,869
Total Shareholders’ Equity	8,947	8,430	7,836	6,417	4,177

Total liabilities and shareholders’ equity	23,130	21,394	20,511	18,625	18,160

Capital Stock	1,010	1,010	1,010	1,010	779

U.S. GAAP:
Total assets	20,540	19,343	18,049	16,181	16,763
Shareholders’ equity	8,886	8,689	7,786	6,502	6,549

The following tables set forth selected financial data for Petrobras Energía Participaciones, including data for joint control companies consolidated under the proportional consolidation method, as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004:
Petrobras Energía Participaciones — Income Statement Data

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in millions of pesos, except for per share amounts and
	number of shares or as otherwise indicated)

Argentine GAAP:
Net sales	15,175	13,458	11,745	10,655	8,763
Cost of sales	(11.000)	(10,111)	(8,062)	(6,848)	(5,657)

Gross profit	4,175	3,347	3,683	3,807	3,106
Administrative and selling expenses	(1,758)	(1,465)	(1,283)	(1,139)	(971)
Exploration expenses	(238)	(172)	(117)	(34)	(133)
Other operating expense, net	(231)	(177)	(135)	(329)	(324)

Operating income	1,948	1,533	2,148	2,305	1,678
Equity in earnings of affiliates	305	176	219	281	102
Financial expenses and holding losses, net	(782)	(495)	(506)	(899)	(1,265)
Other income (expenses), net	(96)	130	93	(459)	(40)

Income before income tax and minority interest in subsidiaries	1,375	1,344	1,954	1,228	475
Income tax	(529)	(494)	(465)	(211)	317
Minority interest in subsidiaries	(261)	(277)	(425)	(288)	(17)

Net income	585	573	1,064	729	775

Basic/diluted Earning per share	0.276	0.270	0.501	0.343	0.365
Number of shares outstanding (in millions):
Class B	2,132	2,132	2,132	2,132	2,132

U.S. GAAP:
Net sales	14,385	12,712	11,085	10,129	8,232
Operating income	1,288	677	1,934	613	1,348
Net income (loss)	326	(23)	972	(77)	760
Basic/diluted net income (loss) per share	0.154	(0.011)	0.458	(0.036)	0.356

Petrobras Energía Participaciones — Balance Sheet Data

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in millions of pesos, except for per share amounts and
	number of shares or as otherwise indicated)

Argentine GAAP:
Consolidated Balance Sheet
Assets
Current assets
Cash	492	98	86	104	139
Investments	989	1,094	1,479	857	934
Trade receivables	1,635	1,605	1,438	1,626	1,181
Other receivables	1,595	2,659	1,227	663	759
Inventories	1,536	996	843	746	624
Other assets	5	—	1	—	1

Total current assets	6,252	6,452	5,074	3,996	3,638
Non-current assets
Trade receivables	154	228	124	78	47
Other receivables	522	657	691	672	943
Inventories	95	100	81	79	71
Investments	3,477	3,270	3,630	1,072	1,107
Property, plant and equipment	12,556	10,609	10,838	12,657	12,277
Other assets	35	41	41	47	65

Total non-current assets	16,839	14,905	15,405	14,605	14,510

Total assets	23,091	21,357	20,479	18,601	18,148

Liabilities
Current liabilities
Accounts payable	1,873	1,728	1,475	1,363	1,072
Short-term debt	2,445	1,922	2,646	1,805	1,709
Payroll and social security taxes	351	261	276	177	98
Taxes payable	463	280	365	259	241
Reserves	125	124	95	48	31
Other current liabilities	530	305	214	198	657

Total current liabilities	5,787	4,620	5,071	3,850	3,808
Non-current liabilities
Accounts payable	136	179	143	103	109
Long-term debt	5,152	5,430	4,716	5,708	6,248
Other liabilities	560	367	402	356	190
Taxes payable	1,508	1,428	1,492	1,404	1,692
Reserves	119	86	85	103	76

Total non-current liabilities	7,475	7,490	6,838	7,674	8,315

Total liabilities	13,262	12,110	11,909	11,524	12,123

Minority interest in subsidiaries	2,777	2,583	2,350	1,922	1,626
Total Shareholders’ Equity	7,052	6,664	6,220	5,155	4,399

Total liabilities and shareholders’ equity	23,091	21,357	20,479	18,601	18,148

Capital Stock	2,132	2,132	2,132	2,132	2,132

U.S. GAAP:
Total assets	20,501	19,306	18,017	16,158	16,751
Shareholders’ equity	7,020	6,874	6,195	5,233	5,286

EXCHANGE RATES
From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina (the “Central Bank”) was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,562 (the “Public Emergency Law”), which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of P$1 to U.S.$1, and granted the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002.
The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the Argentine peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Argentine peso per U.S. dollar
	High	Low	Average	Period-end
2009
June (1)	3.77	3.74	3.76	3.77
May	3.75	3.70	3.73	3.75
April	3.72	3.67	3.69	3.72
March	3.72	3.57	3.65	3.72
February	3.57	3.48	3.51	3.57
January	3.49	3.45	3.46	3.49
2008
December	3.37	3.47	3.42	3.45

For the year ended December 31,

2008	3.47	3.37	3.42	3.45
2007	3.16	3.08	3.12	3.15
2006	3.08	3.05	3.06	3.07
2005	3.03	2.86	2.92	3.03
2004	2.99	2.94	2.97	2.98

(1)	From June 1, 2009 through June 19, 2009.

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
Both Petrobras Energía Participaciones and Petrobras Energía are Argentine corporations (sociedades anónimas). As of December 31, 2008, with respect to Petrobras Energía, approximately 70% of our total assets, 73% of our net sales, 68% of our combined crude oil and gas production and 62% of our proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant impact on Argentine companies, including us. Specifically, we have been affected and may continue to be affected by inflation, interest rates, the value of the peso against foreign currencies, price controls, regulatory policies, business and tax regulations and in general by the political, social and economic scenario in Argentina and in other countries that may affect Argentina.
The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation.
During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. See “Business Overview—Our Principal Market”. The crisis had significant and adverse consequences on our company, including (i) losses derived from the effects of the peso devaluation on our affiliates and our affiliates’ net borrowing position, which primarily was denominated in U.S. dollars, (ii) the impairment of the book value of certain gas areas and tax assets due to material changes in the prospects of our operations, (iii) a decrease in U.S. dollar cash flows due to the imposition of export taxes, (iv) limits on the availability in the financial market to renew our short-term lines of credit and the current portion of our medium and long-term financings at maturity and (v) restrictions on our ability to pass through the effects of inflation to the prices of products sold by us in the domestic market. In 2002, we reported a significant net loss and our liquidity was adversely affected. Within this context and in order to secure compliance with our financial commitments, we reduced our investment plan and reached an agreement with our financial creditors and holders of notes to extend the maturity profile of a substantial portion of our debt, at face value. As a result, capital expenditures in 2002, net of divestments, totaled only P$139 million, a relatively low amount compared to our historical average investment.
Although the Argentine economy has largely recovered from the crisis of 2001 and 2002, the current global economic crisis has led to a sudden deceleration of the economy, accompanied by political and social unrest, inflationary and peso depreciation pressures and lack of consumer and investor confidence. Uncertainty remains as to whether and how quickly Argentina may overcome the economic slowdown and regain economic growth, which depends on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation.
We cannot provide you with any assurance that future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations, including our ability to pay our debts at maturity or dividends.
The Argentine economy has been adversely affected by economic developments in other markets.
Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other markets worldwide. Although economic conditions vary from country to country, investors’ perceptions of events occurring in one country may substantially affect capital flows into and investments in securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred during 2008, and continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy has been affected by events in developed economies which are trading partners or that impact the global economy. Consequently, there can be no assurance that the Argentine financial system and securities markets will not continue to be adversely affected by events in developed countries’ economies or events in other emerging markets.

A lack of financing for Argentine companies, whether due to government regulation or market forces, may negatively impact the execution of our strategic business plan.
The prospects for Argentine companies of accessing financial markets are limited in terms of the amount of financing available, and the conditions and cost of such financing. The default on the Argentine sovereign debt at the end of 2001, the recent global economic crisis, and the resulting international stock market crash and the insolvency of major financial institutions toward the end of 2008, have all significantly limited the ability of Argentine companies to access international financial markets as they had in the past.
Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. In recent years, we have regularly obtained financing from the private pension fund system in Argentina, which has been a significant purchaser of our debt and shares. However, in November 2008 the Argentine National Congress passed a law eliminating the private pension system, mandating that funds administered by the private Retirement and Pension Funds Administrators (the “AFJP”), be transferred to a new administrator, the National Social Security Administrative Office (Administración Nacional de la Seguridad Social, or “ANSES”). Because the private pension funds had until recently been major institutional investors in the Argentine capital markets, the nationalization of these funds and the transfer of their assets to a state-run administrator has led to a decline in liquidity in the local capital markets, and may further limit the sources of financing for Argentine companies, including us. If we are unable to gain access to international or local financial markets to refinance our indebtedness at reasonable cost and on reasonable terms, we may have to reduce our projected capital expenditures, which, in turn, may negatively affect the implementation of our business plan.
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
In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. For example, during 2002, the Argentine consumer price index increased by 41%, and the wholesale price index increased by 118.2%. This inflation reflected both the effect of the peso devaluation on production costs and a significant change in relative prices, which was partially offset by the elimination of rate adjustments and a strong drop in demand as a result of the recession. According to official inflation data published by the National Statistics Institute, in 2003, inflation slowed, with a 3.7% increase in the consumer price index and a 2.0% increase in the wholesale price index.
Since 2004, encouraged by the pace of economic growth, the consumer price index increased by 6.1% in 2004, 12.3% in 2005, 9.8% in 2006 and 8.5% in 2007 while the wholesale price index went up 7.9% in 2004, 10.8% in 2005, 7.1% in 2006 and 14.4% in 2007. In 2008, the consumer and wholesale price indexes increased by 7.2% and 0.9%, respectively. In 2009, official price indexes show a slowing of inflation. In spite of these official indicators, alternative measurements have exhibited higher inflationary pressure and a general price level with a more marked dynamics.
Uncertainty surrounding future inflation may result in slowed economic activity and reduced growth. A return to a high inflation environment would also undermine Argentina’s foreign competitiveness by diluting the effects of the peso devaluation, with negative effects on the level of economic activity and employment. Sustained inflation in Argentina, without a corresponding increase in the price paid by consumers for our products in the local market would have a negative effect on our results of operations and financial condition. The variability of inflation in Argentina makes it impossible to estimate with a reasonable degree of certainty how our activities and results of operations will be affected in the future.
Exchange controls in Argentina may impair our ability to service our foreign currency-denominated debt obligations and pay dividends.
After December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks, the obligation to deposit with the Argentine Central Bank foreign currency from exports, restrictions on the transfers of funds abroad as well as restrictions relating to the servicing of foreign debt. The Central Bank has since issued a number of regulations aimed at gradually normalizing the domestic exchange market and, as a result, most restrictions in connection with the repayment of foreign creditors and the payment of dividends to foreign shareholders have been lifted. Nevertheless, certain exchange controls, including those imposed on foreign loans to the Argentine private sector, remain in place, with related requirements concerning the term of such loans, their denomination and transferability. See “Item 3. Exchange Rates—Exchange controls,” and “Item 5. Description of Indebtedness.”
As a result of the global economic crisis and political and economic instability in Argentina, the Argentine Government may impose exchange controls and other related measures. If the Argentine Government imposes exchange controls and other restrictions on the transfer of funds, we may be unable to make principal or interest payments on our debt when they become due or to pay dividends.

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
In April 2004, in order to facilitate the recovery of natural gas prices, the Secretary of Energy entered into an agreement with natural gas producers requiring them to sell a specified amount of gas in the local regulated market. During 2006, the Secretary of Energy required producers to redirect gas earmarked for export to instead supply local thermal power plants and gas distribution companies. In January 2007, the Secretary of Energy confirmed that the ability to export hydrocarbons would be subject to the satisfaction of domestic needs and that exports sales would have to be authorized on a case-by-case basis by the Secretary of Energy. These measures prevent us from benefiting from the higher margins offered by the export market. In 2007, upon the expiration of the aforementioned agreement, the Argentine government and producers signed a new agreement effective until 2011 aimed at securing the domestic supply of gas.
Under these agreements, temporary limits on certain natural gas exports have been imposed to avoid a crisis in the local supply of natural gas, depriving us of the higher margins offered by export prices. During 2005 and 2006, the Secretary of Energy requested producers to redirect gas for export to supply thermal plants and gas distribution companies. This decision limited our total gas export volumes by a daily average of approximately 110 thousand cubic meters and 339 thousand cubic meters, respectively. In 2007 and 2008, our total gas export volume was limited by a daily average of about 420 thousand cubic meters and 31 thousand cubic meters, respectively.
Similarly to restrictions imposed on the export of natural gas, pursuant to Resolution No. 1679/04, enacted in December 2004, producers must obtain the approval of the Argentine government prior to exporting crude oil or diesel oil. To obtain this approval, exporters must demonstrate that they have either satisfied local demand requirements or have granted the domestic market the opportunity to acquire oil or diesel oil under terms similar to current domestic market prices and, in the case of diesel oil, they must also demonstrate, if applicable, that commercial terms offered to the domestic market are at least equal to those offered to their own gas station network. Furthermore, in December 2006, pursuant to Resolution No. 1338/06, the Secretary of Energy extended these regulations to the export of gasoline, fuel oil and fuel oil mixtures, diesel oil, aero kerosene, jet fuel, lubricants, asphalts, coke and by-products for use in the petrochemical industry. In response to an increase in fuel prices in the domestic market, in January 2008 the Argentine government temporarily prohibited the exports of gasoline and diesel oil until the domestic market was fully supplied at the prices in force on October 31, 2007.
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

This tax framework prevented us from benefiting from significant increases in international prices for oil, oil related products and natural gas, hindered us from offsetting sustained increases in costs endemic to the energy industry, and materially affected our competitiveness and results of operations.
Effective November 2007, the Ministry of Economy and Production adopted a more onerous method for calculating withholding taxes on exports of crude oil and certain oil by-products. In case of crude oil, under this method, when the international price for crude oil exceeds US$60.90 per barrel, the price the producer receives is capped at US$42 per barrel. At prices between US$45 and US$60.90 per barrel, the producer pays a withholding tax of 45%. This tax regime has had a negative impact on our Refining and Distribution business unit, particularly on exports of paraffins, other heavy products and gasoline. See “Item 5. Operating and financial review and prospects—Factors affecting our consolidated results of operations—Regulations of the Energy Industry in Argentina—Withholding Taxes on Exports”.
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
The Argentine government has imposed a series of regulations on the energy sector to limit the prices charged to end users in an effort to reduce the inflationary impact of high international commodity prices and to guarantee domestic supply. These regulations have had a material adverse impact on our results of operations. See “Regulation of our Businesses”.
a) Natural gas and electricity
Pursuant to the Public Emergency Law, Petrobras Energía was precluded from increasing the price of gas and electricity sold in the domestic market. This limitation, within the context of the peso devaluation and subsequent inflation, resulted in a substantial change in the economic and financial balance of our energy and gas-related businesses, significantly affecting our operating results and prospects.
In April 2004, Petrobras Energía and other gas producers, entered into an agreement with the Argentine government that provided for a schedule of gradual increases in gas prices in the domestic market that would culminate in a complete deregulation of the wellhead price of natural gas in 2007. Since September 1, 2005, wellhead prices have been deregulated for sales to electricity generation and gas distribution companies supplying industrial clients directly, with the Gas Electronic Market (Mercado Electrónico del Gas) starting operations for gas surplus spot transactions. In 2007, upon expiration of the aforementioned agreement, the Argentine government and producers signed a New Natural Gas Producers Agreement. This new agreement modified the prescribed extent of the total deregulation of wellhead prices of gas, adopting a schedule of defined prices, whereby the 2005 price remains unchanged for the residential sector and an annual average increase of approximately 6.5% is established for the Compressed Natural Gas (“CNG”), electricity generation, and industrial sectors, although the price for the latter remains freely negotiable. This new resolution has already come into effect by sector according to schedule; the residential supply commitment is the last one to expire in the year 2011. This agreement provides for minimum supply requirements that gas producers must supply to the domestic market and electricity generators.
With respect to electricity generation, with the enactment of the Public Emergency Law, the Argentine government implemented the pesification of dollar-denominated prices in the Wholesale Electricity Market (“WEM”), and set a price cap on gas supplied for electric power generation. This regulatory change imposed a deviation from the marginal cost system previously in force, and forced generators to set prices based on the price of natural gas, regardless of the fuel actually used in generation activities. In December 2004, the Secretary of Energy agreed to approve successive seasonal electricity price increases to rates that would at least cover total monomic costs by November 2006 (to include compensation for actual output at spot market rates, or energy, plus compensation for capacity placed at the disposal of the spot market, or power capacity). This commitment has not been carried out in practice. In November 2008 partial adjustments to seasonal prices were approved, applicable to the period between November 2008 and April 2009, but the adjusted prices still fail to cover costs actually incurred in the generation system, as a whole.

In addition, the Secretary of Energy committed to pay for energy at the marginal price obtained in the spot market and to pay for power capacity at the U.S. dollar values that were in effect prior to the enactment of the Public Emergency Law, once the new generation capacity is brought into the system under the Fund for the Investment Needed to Increase the Supply of Electricity in the Wholesale Market (Fondo para las Inversiones Necesarias que permitan incrementar la oferta de energía eléctrica en el Mercado Eléctrico Mayorista) (“FONINVEMEM”) plan. See “Item 5. Operating and Financial Review and Prospects—Analysis of Consolidated Results of Operations—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina—Price Controls and Restrictions on Exports—Electricity Generation”.
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
b) Downstream margins
The downstream business in Argentina has been and may continue to be subject to extensive regulatory changes that affect prices and profitability, and these changes have had and may continue to have an adverse effect on the results of our operations. Downstream margins in Argentina have significantly declined since the enactment of the Public Emergency Law. Since 2002, the Argentine government has actively intervened in the domestic fuel market to ensure full supply and to limit increases in the price of gasoline and diesel oil at the retail level that would have resulted from: (i) higher costs due to increases in crude oil international prices (ii) the peso devaluation and (iii) domestic inflation. During 2007 and 2008, some flexibility was reintroduced to the domestic market that allowed for gradual increases in fuel prices, which facilitated a partial recovery in marketing margins.
The Argentine fuel market has steadily grown over the last several years. To secure domestic supply, in the face of growing demand and the inability of Argentine refineries to significantly increase production levels, in 2006 the Secretary of Domestic Trade promulgated Resolution No. 25/2006, which required refining companies to supply all diesel oil market demand with a baseline equal to the same month of the prior year’s demand, plus an estimated market variation.
In order to comply with this resolution, Petrobras Energía was required to import 202 thousand cubic meters of diesel oil in 2008, 208 thousand cubic meters in 2007 and 85 thousand cubic meters in 2006. Considering the differential between import and retail diesel oil prices, we recognized losses of P$151 million, P$106 million and P$38 million in 2008, 2007 and 2006, respectively. In 2008, under Resolution No. 121/2008 issued by the Ministry of Federal Planning, Public Investment and Services, we were able to import diesel oil at domestic market prices under the Total Energy Program (“PET”), due to a provision whereby the Treasury subsidized the cost of imports. This subsidization significantly mitigated the losses we would have otherwise had to bear under the supply requirements of Resolution No. 25/2006.
In the future, subject to the production capacity of our plants and the real market growth levels, we may be required to continue importing diesel oil pursuant to Resolution No. 25/2006, with a probable adverse effect upon our results of operations, as we do not have any assurance that the government will subsidize the cost of these programs in the future, as it did while Resolution No. 121/2008 was effective.
We cannot assure you that the Argentine government will not make further regulatory changes that will adversely affect our refining margins. See “Factors Affecting Our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina—Price Controls and Restrictions on Exports—Downstream Margins”.

The Argentine government and our affiliated utility companies are in the process of renegotiating utility contracts, and the recoverability of our investments in these affiliates depends on the successful completion of these negotiations.
The macroeconomic state of the country after the enactment of the Public Emergency Law impacted the economic and financial condition of utility companies in Argentina. The combined effect of (i) the peso devaluation, (ii) the pesification of rates on a one-to-one basis and (iii) financial debts primarily denominated in foreign currency, adversely affected the utility companies’ financial condition, results of operations and ability to satisfy financial obligations and pay dividends. Although some of these utility companies have been successful in restructuring their indebtedness, their return to financial stability and profitability on a long-term basis depends on a successful negotiation of tariff increases with the Argentine government. The Utilities Contract Renegotiation and Analysis Committee (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) (“UNIREN”) (the agency created by the Argentine government to, among other things, provide assistance in the utility renegotiation process, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to provisional rate adjustments) is currently in the process of renegotiating contracts with our affiliates Edesur S.A. (“Edesur”) and Transportadora de Gas del Sur S.A. (“TGS”). These discussions are in different stages. See “Business Overview—Gas and Energy—Gas Transportation—TGS—Regulated Energy Segment” and “Business Overview—Gas and Energy— Electricity—Electricity Distribution- Edesur” and “Regulation of Our Businesses—Argentine Regulatory Framework—Natural Gas and Electricity”.
We cannot assure you that these discussions will ultimately result in a level of tariff increases sufficient for our affiliated utility companies to return their regulated business to financial stability and profitability in the near future or on a long-term basis.
Factors Relating to Our Business
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
In 2008, oil average prices reached a high for the seventh year in a row, marked, however, by the sudden end of this upward trend. Oil prices were highly volatile. The benchmark West Texas Intermediate (“WTI”) crude reached a high of US$145 per barrel in July 2008, but by the end of the year and in line with the global economic crisis, such prices experienced a clear and steep decline to below US$40, with a resulting drop in the price for oil by-products. As of December 31, 2008, the WTI closed at US$44.6 per barrel, 54% lower than the price as of the same date in 2007. During 2008, the average WTI was US$99.6 per barrel, compared to US$72.3 and US$66.0 in 2007 and 2006, respectively.
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
The proved crude oil and natural gas reserves set forth in this annual report account for our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e. with prices and costs as of the estimate date). Our proved developed crude oil and natural gas reserves are those that can be expected to be recovered through existing wells with existing equipment and operating methods.
DeGolyer and MacNaughton, international technical consultants, audited 70% of our total reserves as of December 31, 2008. See “Business Overview—Oil and Gas Exploration and Production—Reserves”.
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
In recent years, we have experienced a decline in reserves and production. The possibility of replacing our crude oil and gas reserves in the future is dependent on our ability to access new reserves, both through successful exploration and reserve acquisitions. We consider exploration, which carries inherent risks and uncertainties, our main vehicle for future growth and reserves replacement.
We have limited capital resources to implement an ambitious capital expenditure program. Moreover, we face strong competition in bidding for new production blocks, especially those blocks with the most attractive crude oil and natural gas reserves. Without successful exploration activities or reserve acquisitions, our proved reserves will decline as our oil and gas production will be forced to rely on our current portfolio of assets.
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
Our activities are subject to numerous risks, many of which are beyond our control. Our operations may be curtailed, delayed, interrupted or canceled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, coercive actions and compliance with governmental requirements, or other events that could adversely impact our costs of production, results of operation and financial condition. For example, from March 9, 2007 to April 10, 2007, operations in Block 18, in Ecuador were curtailed as a result of coercive actions taken by local communities. During this period, cumulative oil production decreased by approximately 305,000 barrels of oil equivalent in our participation.
Our activities may be adversely affected by events in countries in which we do business.
Our operations are concentrated in Latin America, a region that has experienced significant economic, social, political and regulatory volatility. In recent periods, many governments in Latin America have taken steps to assert greater control or increase their share of revenues from the energy sector, spurred by soaring oil and gas prices and nationalist politics. See “Regulation of our Businesses—Regulatory Framework outside of Argentina—Petroleum and Gas”.
These risks are evidenced by changes in business conditions that we have experienced in Venezuela, Bolivia and Ecuador.
Venezuela
In 2006, the Venezuelan government took a majority stake in all hydrocarbon operations in that country that were the subject of operating agreements entered into between 1992 and 1997 by mandating that such operating agreements be converted into mixed-ownership companies. As a result of this conversion, four of Petrobras Energía’s pre-existing operating agreements were converted into mixed-ownership companies. The conditions imposed under the new operating agreements had an adverse impact on the recoverability of our assets in Venezuela. In light of this new contractual framework, as of December 31, 2005, we recognized impairment charges of P$424 million to adjust the book value of our assets in Venezuela to their estimated recoverable value.
The recoverability of these investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes in Venezuela and, particularly, to the decisions made by management of the mixed-ownership companies. As a result of the aforementioned variables, in the years ended December 31, 2008, 2007 and 2006, we recorded writedowns of P$154 million, P$33 million and P$186 million, respectively, related to our assets in Venezuela. For more detail on the conversion into mixed-ownership companies and regulations imposed by the Venezuelan government, see “Item 4. Oil and Gas Exploration and Production—Production—Production Outside of Argentina—Venezuela”
Bolivia
In May 2006, the Bolivian government enacted Supreme Decree No. 28,701, which provided, among other things, for the nationalization of hydrocarbon resources in Bolivia. This decree mandated that as of May 1, 2006, oil companies had to deliver all property related to hydrocarbon production for sale to the national operator, Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”). In addition, this decree provided that the Bolivian state would recover full participation in the entire oil and gas production chain and to that end provided for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one of the shares in a number of companies, including our affiliate Petrobras Bolivia Refinación S.A., in which we had a 49% interest, in partnership with Petrobras, which held a 51% interest.

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
EcuadorTLC S.A. and Petroecuador, the national oil company of Ecuador, adopted significant opposing interpretations as to the applicability and scope of Law 42 in connection with revenues from the Palo Azul operating agreement in which the Ecuadorian state’s share in extraordinary revenues resulting from any increase in crude oil prices was already established.
The effect of these regulatory changes has been a material modification of the conditions set forth at the time of execution of our participation agreements, adversely affecting the valuation of our projects in Ecuador, and negatively impacting our assessment of recoverability. Accordingly, as of December 31, 2007, we recorded an impairment allowance of P$759 million to write down the book value of our Ecuadorian assets to their probable recoverable value.
During 2008, EcuadorTLC S.A. and the Ecuadorian state conducted negotiations aimed at designing a business framework that secures the sustained development of operations while focusing on long-term profitability and social responsibility. Within this framework, the parties agreed to resolve their previously conflicting interpretation of the applicability of Law 42. Under this agreement, EcuadorTLC S.A. made a payment in the amount of US$44 million, which was considered a settlement of any difference arising from the application of the Law 42 until the execution date of the Amendment Agreements mentioned below, whereupon the Tax Equity Law became effective.
In October 31, 2008 EcuadorTLC S.A. and Petroecuador signed Amendment Agreements which, among other things, provided terms and conditions for the exploitation of Block 18 for one year. During such period, negotiations will be conducted as to whether or not such agreements will be converted to a new contractual modality. Under the Amendment Agreements, the Ecuadorian state’s interest in the Pata and the Palo Azul fields has increased to 40% and 60%, respectively. In addition, upon execution of the Amendment Agreements the Tax Equity Law will be applicable whereby the Ecuadorian State receives 70% of revenues from sales at prices over a new base price of US$45.43 per barrel. Furthermore, on December 31, 2008, Petrobras Energía Ecuador and Petroecuador signed a Termination Agreement in connection with Block 31 Participation Agreement, under which Block 31 was returned to the Ecuadorian State.
These measures, and any other similar measures taken in the future by governments in countries where we conduct business, have had and may continue to have a material adverse effect on our business and results of operations.

We could be subject to organized labor action.
Many of our operations are highly labor-intensive and require a significant number of workers. The sectors in which we operate are largely unionized. We have experienced organized work disruptions and stoppages in the past, frequently due to strikes by employees of contractors we employ. We cannot assure you that we will not experience such disruptions or work stoppages in the future, and any such action could adversely affect our business and revenues.
During 2007 and 2008 unionized employees went on strike over salary increases, adversely affecting our operations. In 2008, in the Austral basin in Argentina, the pace of production slowed as a result of the labor strike held by our contractor’s employees throughout May 2008, with an adverse impact on production levels in subsequent months.
We cannot predict what actions unionized personnel might take in the future. Furthermore, we do not maintain insurance coverage for business interruptions, including business interruptions caused by labor action. Strikes, picketing or other types of conflict with the unionized personnel could curtail our operations and cause higher costs, having an adverse effect on our results in the long-term.
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

Item 4. INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT
History
Petrobras Energía
Petrobras Energía S.A. is a corporation (sociedad anónima) organized and existing under the laws of the Republic of Argentina and registered on November 17, 1947 with the Public Registry of Commerce, under No.759, page 569, Book 47, Volume A, with a term of duration expiring June 18, 2046. Our principal place of business is located at Maipú 1, (C1084ABA), Buenos Aires, Argentina. Telephone: 54-11-4344-6000, fax 54-11-4344-6315 and web site at www.petrobras.com.ar. Our process agent in the U.S. is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
We are an integrated energy company, engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation, transmission and distribution and hydrocarbon marketing and transportation. As of December 31, 2008, we conduct operations in Argentina, Bolivia, Brazil, Ecuador, Mexico, Peru, Colombia and Venezuela. Our operations are currently divided into four business segments that are in turn supported by corporate functions. The four business units are: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.
Petrobras Energía was founded in 1946 as a shipping company by the Perez Companc family. In the mid-1950’s, Petrobras Energía began its forestry operations when it acquired an important forestry area in northeastern Argentina. In the 1960s, it began servicing oil wells; over time, its maritime operations were gradually discontinued and replaced by oil-related activities.
The development of Petrobras Energía’s oil and gas business is marked by two significant events. The first occurred in 1991 when Petrobras Energía was awarded concessions to operate Puesto Hernandez, one of the most important oilfields in Argentina, in terms of reserves and production, and the Faro Vírgenes and Santa Cruz areas in the Austral basin. As a result of these concessions, Petrobras Energía has become one of the largest oil and gas producers in Argentina.
The second event that was a key factor in Petrobras Energía’s oil and gas operations growth abroad occurred in March 1994 when Petrobras Energía was awarded the Oritupano-Leona area in Venezuela. This was the first step towards a significant regional expansion of the businesses that consolidated later on.
Between 1990 and 1994 many state-owned activities were privatized in Argentina. As a result, Petrobras Energía acquired interests in companies operating in natural gas transportation and distribution, electricity generation, transmission and distribution, oil transportation, storage and shipment and refining. These activities have formed the core of Petrobras Energía’s businesses.
Petrobras Energía has in the past conducted operations in other industries, including construction, real estate, telecommunications, mining and agriculture.
Beginning in 1997, and through successive divestments, Petrobras Energía restructured its business strategy with a focus on the energy sector. As a result of these divestitures and the development of Petrobras Energía’s energy businesses, Petrobras Energía has become a vertically-integrated energy company.
On January 21, 2005, the shareholders’ meetings of Petrobras Energía, Eg3 S.A. (“Eg3”), Petrobras Argentina S.A. (“PAR”) and Petrolera Santa Fe S.R.L. (“PSF”), approved the merger of these companies, pursuant to which Petrobras Energía was the surviving company, having absorbed Eg3, PAR and PSF. The effective merger date was set at January 1, 2005, and as of that date all assets, liabilities, rights and obligations of the absorbed companies were assumed by Petrobras Energía.

On March 27, 2009, the General Regular and Special Shareholders’ Meeting of Petrobras Energía adopted the change of the Company’s corporate name to Petrobras Argentina S.A. As of the date of this annual report, the Company is in the process of completing the necessary formalities, including the registration of this name change before the relevant Argentine regulatory bodies, to bring this change into effect.
Petrobras Energía Participaciones
Petrobras Energía Participaciones S.A. is a corporation (sociedad anónima) organized and existing under the laws of the Republic of Argentina with a duration of 99 years from the date of its incorporation, September 25, 1998. PEPSA’s principal executive offices are located at Maipú 1, 22nd Floor, C1084ABA Buenos Aires, Argentina, Telephone: 54 11 4344-6000. The company’s process agent in the U.S. is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
Petrobras Energía Participaciones is a holding company that operates exclusively through its subsidiary, Petrobras Energía and its subsidiaries, as discussed above. Petrobras Energía Participaciones’s original name was PC Holdings S.A., and the company was formed in 1998 for the sole purpose of owning shares of Petrobras Energía. Members of the Perez Companc family controlled both Petrobras Energía Participaciones and Petrobras Energía at that time. As of December 31, 1999, Petrobras Energía Participaciones owned 28.92% of Petrobras Energía’s common stock.
On January 25, 2000, Petrobras Energía Participaciones acquired control of Petrobras Energía as a result of an exchange offer, increasing its ownership interest in Petrobras Energía to 98.21%. On October 17, 2002, Petrobras Participaciones, S.L. (“PPSL”), a wholly owned subsidiary of Petróleo Brasileiro S.A.—Petrobras (“Petrobras”), acquired from the Perez Companc family and Fundación Perez Companc their entire ownership interest, or 58.6%, in the capital stock of Petrobras Energía Participaciones. As result of the merger of Petrobras Energía with Eg3, PAR and PSF, Petrobras Energía Participaciones’s interest in Petrobras Energía declined from 98.21% to 75.82%, and considering its 58.62% shareholding in Petrobras Energía Participaciones, Petrobras increased its total shareholding in Petrobras Energía to 67.2%. Petrobras is a Brazilian company whose business concentrates on exploration, production, refining, sale and transportation of oil and by-products in Brazil and abroad. Petrobras is a mixed-capital company with a majority of its voting capital owned by the Brazilian federal government.
Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones
On January 31, 2009, the Special Shareholders’ Meetings of Petrobras Energía and Petrobras Energía Participaciones approved the merger of these two companies, pursuant to which Petrobras Energía Participaciones would be merged and absorbed into Petrobras Energía, and Petrobras Energía would be the surviving company. The effective merger date was set at January 1, 2009, and as of that date all assets, liabilities, rights and obligations of the absorbed companies are considered incorporated into Petrobras Energía. Immediately following the merger, Petrobras will continue to hold 67.2% of the outstanding shares of Petrobras Energía. As of the date of this annual report, the companies are in the process of completing the necessary formalities in Argentina to finalize this merger.
Once the requisite Argentine formalities have been completed and the merger is effective, shareholders of Petrobras Energía Participaciones will receive shares of Petrobras Energía (in the United States, in the form of American Depositary Receipts), and the American Depositary Receipts of Petrobras Energía Participaciones will be removed from listing on the NYSE and from registration with the SEC. Immediately subsequent to this exchange of shares, American Depositary Receipts, each representing 10 Class B shares of Petrobras Energía, will be listed and begin trading on the NYSE.

Capital Expenditures and Divestitures
For a description of our capital expenditures see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”. For a description of our most significant divestitures see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Operations in Ecuador”, “—Sale of Petrobras Energía’s Interest in Petrobras de Valores Internacional de España S.L. (PVIE)” and “—Changes in Our Portfolio”.
BUSINESS OVERVIEW
Our Strategy
Our long-term strategy is to grow as an integrated energy company with a regional presence, while being a leader in profitability as well as social and environmental responsibility.
The main points of this strategy are:
•	Increasing oil and gas reserves and production, to secure sustainable growth.
•	Seeking profitability in the downstream business in Argentina, through a balanced crude production — refining — logistics — distribution chain.
•	Generating energy solutions through the development of businesses in the gas and energy areas that will allow for capitalizing on the synergies with the natural gas reserves of the Petrobras group.
•	Consolidating our leading position in the South American styrenics markets.
•	Maintaining our financial solvency, while pursuing operating and management efficiency and the development of human resources.
In order to adhere to this strategy, we consider the following to be essential:
•	A commitment to protecting the quality of our goods and services, the environment and the health and safety of our employees, contractors and neighboring communities.
•	Adoption of, and compliance with, corporate governance practices in line with recognized best practices.
•	Maintenance of a management style that favors communication and teamwork, fostered by the value of the people that work in our organization.
•	Developing new business opportunities in order to maximize potential synergies and capitalize on complementary business opportunities with Petrobras.
Petrobras Energía currently manages our activities, with the support of a corporate center, in four business segments: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals. The discussion that follows with respect to the operations of each of our four business segments relates to the operations of Petrobras Energía, unless otherwise indicated.

Our Principal Market
Both Petrobras Energía and Petrobras Energía Participaciones are Argentine corporations. As of December 31, 2008, with respect to Petrobras Energía, approximately 70% of total assets, 73% of net sales, 68% of combined crude oil and gas production and 62% of proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and may be affected by inflation, interest rates, the value of the peso against foreign currencies, price and export controls on oil and oil by-products, business regulations, tax regulations and in general by the political, social and economic environment affecting Argentina and other countries. See “Risk Factors—Factors Relating to Argentina”.
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
In the 1990s deep and drastic economic reforms were implemented in terms of State reform, privatization of public companies and utilities and opening of the economy. The pillar of the economic reform was the Convertibility Law enacted in 1991. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. In the 1991-1997 period, the economy experienced growth, with exchange stability and low inflation rates.
Partly due to the crisis of the convertibility model, in 1998 the Argentine economy entered into a recession, hitting its lowest point in December 2001 that resulted in a massive withdrawal of deposits and capital outflow. In this situation, and with a fall in GDP of approximately 10%, the Argentine government implemented a number of monetary and exchange control measures, which proved to be insufficient and caused a sharp rise in social discontent. This triggered a political, social and economic crisis.
On January 1, 2002 Argentina suspended the payment of a portion of its sovereign debt. Later that month, the Argentine Congress enacted the Public Emergency Law, whereby monetary, financial and exchange measures were implemented to overcome the economic crisis in the short term. These events resulted in dramatic changes in the economic model and put an end to the US dollar-peso parity, leading to a significant devaluation of the Argentine peso.
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
In subsequent years, the activity level exhibited an accelerated recovery, taking advantage on the existing idle capacity, a high real exchange rate and increased international prices for commodities. During this period, inflation remained stable and there was an excess supply of U.S. dollars, supported by a significant trade surplus. The Central Bank sought to prevent the nominal appreciation of the Argentine peso through the purchase of foreign currency, increasing its international reserves up to US$46 billion in 2007. During this stage, social indicators such as unemployment exhibited highly significant improvements.
The Argentine government has maintained a surplus in its public accounts, though increasingly reduced, to meet its financing needs. In 2005, the government was able to restructure the debt in default with 76% of creditors accepting the government’s exchange proposal, with reductions in principal amount, term extensions and reductions in interest rates. Early in 2006, Argentina prepaid the debt outstanding with the International Monetary Fund (“IMF”) (around US$10 billion) using freely available Central Bank reserves. Since the 2005 debt exchange and up through 2007, the Argentine country-risk remained below 500 basis points.
In 2008, the Argentine economy maintained high growth of 7%, according to official data. However, this growth rate was below prior years’ records, with a clear deceleration in the last months of the year. Although official inflation remained at approximately 7%, alternative, non-governmental measurements exhibited persistent inflationary pressure, which declined in the latter part of the year, consistent with the economic slowdown.
During 2008 exports reached record figures (above US$70 billion), driven by higher international prices but with a meager performance in volume, whereas imports were slightly below US$60 billion, with a balance of trade in excess of US$10 billion. Unlike previous years and despite the benefit of record commodity prices, the foreign currency supply did not show a surplus, reserves at the Central Bank stagnated and the nominal exchange rate showed a depreciation, which averaged US$1 = P$3.16 and closed the year at US$1 = P$3.45, triggered by capital outflows. Within this context, public accounts showed a primary surplus of about 3% of GDP, supported by record revenues from export withholdings. However, and with the combined effect of an international context affected by the financial crisis and a reduced domestic growth, raising of voluntary funds to repay the debt was insufficient and the government had to resort mostly to intra-public sector financing. Consequently, the country-risk exhibited a clear upward trend, which was exacerbated as from September 2008 and reached approximately 1,800 basis points. By the end of 2008, Congress approved a bill which eliminated the private pension system and provided for a return to the public pension regime. This allowed the government to have additional funds available in the short term.

During the first quarter of 2009, according to private estimates, the Argentine economy exhibited a moderate contraction. Industrial activity, in turn, showed a substantially more significant decline, with very strong drops in some sectors, especially the automobile sector. Exports were impacted by the strong drop in international prices for commodities and reduced export volumes in the largest lines of products. In line with these trends, import volumes also declined as a result of declining consumption and investment. Official price indices continue to show controlled inflation (6% year-over-year), but alternative measurements continue to evidence greater inflationary pressures, though less intense than in the two previous years, in line with the trend for the last quarter of 2008. In addition, salaries again showed increases over 20% year-over-year.
The rate of exchange recorded a 7.8% rise, closing at P$3.72 per dollar by the end of the quarter. The increase in the exchange rate against the U.S. dollar was mitigated by the Central Bank through the sale of reserves. The financial system exhibited stagnation in the absolute level of deposits, but with a growing shift toward deposits held in U.S. dollars.
The Argentine government maintained positive fiscal figures, but the nominal primary surplus was reduced to its half compared to the same period of previous year. Tax collection was affected by reduced revenues from export withholdings, but in turn benefited from the elimination of the private capitalization pension system and the return to the public pension regime.

OIL AND GAS EXPLORATION AND PRODUCTION
Overview
The core of our operations is the oil and gas exploration and production business segment, as it is a key link in our business chain. The business segment’s strategy is to:
•	Use exploration activities as the main vehicle for replacement of reserves;

•	Look for reserve purchase opportunities which contribute to balance our business portfolio;

•	Keep an adequate temporal horizon for our business’s reserve to production ratio; and
•	Focus on improving efficiency and performance in our technical and management processes.
As of December 31, 2008, we participated in oil and gas exploration and production activities in Argentina, Venezuela, Peru, Ecuador, Bolivia and Colombia. In addition, we act as a contractor and provide technical and operating support in Mexico.
As of December 31, 2008, our combined crude oil and natural gas proved reserves, including our share of the reserves of our unconsolidated investees, were estimated at 433 million barrels of oil equivalent, approximately 59.2% of which were proved developed reserves and approximately 40.8% of which were proved undeveloped reserves. Crude oil accounted for approximately 51.1% of our combined proved reserves, while natural gas accounted for about 48.9%. As of December 31, 2008, 61.6% of our total combined proved reserves were located in Argentina and 38.4% were located abroad.
During 2008, combined crude oil and natural gas production, including our share in the production of our unconsolidated investees, averaged 128.7 thousand barrels of oil equivalent per day. Crude oil accounted for approximately 75.8 thousand barrels per day, while natural gas accounted for approximately 318.2 million cubic feet per day. Approximately 56.8% of our oil production and 83.7% of our gas production is derived from our operations in Argentina.
Integration with our Refining and Distribution business segment enables us to process a large part of our crude oil production in Argentina. The Genelba Thermal Power Plant (“Genelba”), allows us to use approximately 99 million cubic feet of natural gas per day of our own reserves. In addition, in Argentina our oil and gas exploration and production business segment supplies gas to our Petrochemical and Refining operations.
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

As of December 31, 2008, we had interests in fifty blocks: twenty-seven oil and gas production blocks (nineteen in Argentina and eight outside of Argentina) and twenty-three exploration blocks located within exploration areas or pending authorization for production (eighteen in Argentina and five outside of Argentina). We are directly or indirectly the contractual operator of twenty-eight of the fifty blocks in which we have an interest.
As of December 31, 2008, our total gross and net productive wells were as follows:

	Oil	Gas	Total
Gross productive wells (1)	6,070	368	6,438
Net productive wells (2)	3,253	258	3,511

(1)	Refers to number of wells completed.

(2)	Refers to fractional ownership working interest in gross wells.
As of December 31, 2008, our total producing and exploration acreage, both gross and net, was as follows:

	Average
	Producing (1)		Exploration (2)
	Gross	Net (3)	Gross		Net (3)
	(in thousands of acres)

Argentina	4,116	2,604	19,293	(4)	6,861	(5)
Peru	116	70	11,548		5,538
Venezuela	485	125	—		—
Ecuador	25	7	256		77
Bolivia	56	56	—		—
Colombia	81	24	—		—

Total	4,879	2,886	31,097		12,476

(1)	Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage.

(2)	Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced or areas that are not in the development stage.

(3)	Represents our fractional ownership working interest in the gross acreage.

(4)	Includes 15,050 thousand exploration acres in offshore areas.

(5)	Includes 4,386 thousand exploration acres in offshore areas.

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

	Year ended December 31,
	2008		2007		2006
		Outside		Outside		Outside
		of		of		of
	Argentina	Argentina	Argentina	Argentina	Argentina	Argentina
Gross wells drilled:
Production:
Productive wells:
Oil	144	151	184	132	218	60
Gas	15	3	13	6	3	2
Dry wells	—	1	2	—	3	—

Total	159	155	199	138	224	62

Exploration:
Discovery wells:
Oil	6	—	5	—	5	—
Gas	7	1	1	1	6	—
Dry wells	—	—	3	—	4	1

Total	13	1	9	1	15	1

Net wells drilled:
Production:
Productive wells:
Oil	67	83	79.0	115.6	100.4	57.4
Gas	10	3	5.2	5.4	0.6	1.0
Dry wells	—	—	0.9	—	0.6	—

Total	77	86	85.1	121	101.6	58.4

Exploration:
Discovery wells:
Oil	3	—	1.1	—	1.7	—
Gas	6	0.3	0.5	0.4	3	—
Dry wells	—	—	1.3	—	2	0.5

Total	9	0.3	2.9	0.4	6.7	0.5

Production
Argentine Production
Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the Argentine Oil and Gas Institute, proved oil and gas reserves dropped by 27.8 % in the five-year period from 2003 to 2007. In the period from January to December 2008, oil production declined for the eleventh year in a row, to an average of 629 thousand barrels per day, a decline of approximately 2.2% compared to the same period in 2007.

During the fiscal year ended December 31, 2008, according to the Argentine Oil and Gas Institute, our oil and gas production accounted for approximately 6% and 7% of total oil and gas production in Argentina, respectively, and positioned us as the fifth largest producer in the country.
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
We transport our oil and gas production in several ways depending on the infrastructure available and the cost efficiency of the transportation system in a given location. We use the oil pipeline system and oil tankers to transport oil to our customers. Oil is customarily sold through contracts whereby producers are responsible for transporting produced oil from the field to a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is sold at the delivery point of the gas pipeline system near the field and, therefore, the customer bears all transportation costs and risks associated therewith. Oil and gas transportation in Argentina operates in an “open access” non-discriminatory environment under which producers have equal and open access to the transportation infrastructure. We maintain limited storage capacity at each oil site and at the terminals from which oil is shipped. In the past, these capacities have been sufficient to store oil without reducing current production during temporary unavailability of the pipeline systems, due, for example, to maintenance requirements or temporary emergencies.
As of December 31, 2008, we owned 19 concessions in oil and gas production areas in Argentina. Our production is concentrated in four basins, the Neuquén, Austral, San Jorge and Noroeste basins. In the Neuquén basin—the most important basin in Argentina in terms of oil and gas production—we own approximately 552 thousands net acres. Our most important fields in the Neuquén basin are Puesto Hernández, 25 de Mayo-Medanito S.E. and Sierra Chata. In the Austral basin, we own approximately 1,908 thousand net acres, with Santa Cruz I and Santa Cruz II being our main concessions. As of December 31, 2008, we had 3,166 productive wells.
Our proved reserves in Argentina as of December 31, 2008 were 99.8 million barrels of crude oil and 1,002.1 billion cubic feet of natural gas. For the year 2008, our average daily production was 43 thousand barrels of crude oil and 266.5 million cubic feet of natural gas. Oil and gas production activities in Argentina are mainly developed in mature fields undergoing secondary recovery operations, which are capital-intensive projects.
In 2008, we carried out an extensive investment plan in line with reserve replacement and production goals, as a crucial step in securing sustainable growth. Expenditures basically included the drilling of 171 producing and injection wells, the repairing of 228 wells, the expansion of secondary recovery projects and the expansion of surface facilities.
During December 2008, an agreement was signed with the competent authorities of the province of Neuquén to extend Aguada de la Arena, Río Neuquén, Veta Escondida and Rincón de Aranda exploitation concessions. This extension will allow for the execution of new development investments.

In March 2008, once all the formalities concerning regulatory matters were completed, we acquired a 13.72% interest in El Tordillo and La Tapera — Puesto Quiroga areas, for an acquisition price of US$117.5 million. As a result, our interest in the aforementioned areas increased to 35.67%. El Tordillo concession produces Escalante crude oil (crude of 24° API gravity), while La Tapera — Puesto Quiroga concession is in the exploration stage.
In September 2008, upon approval by the regulatory authorities, the acquisition from ConocoPhillips of a 25.67% and 52.37% interest in Sierra Chata and Parva Negra assets, respectively, was completed. The price agreed upon by the parties was US$77.6 million, plus adjustments resulting from variations in working capital as of the date the agreement became effective. This transaction has increased our interest in Sierra Chata and Parva Negra to 45.55% and 100%, respectively.
Production Outside of Argentina
As of December 31, 2008, 38.4% of our combined proved reserves were located outside of Argentina. In addition, as of December 31, 2008, approximately 43.2% of our oil production and 16.3% of our gas production came from outside of Argentina. As of that date, we also had working interests in eight oil and gas production blocks outside of Argentina: Oritupano Leona, La Concepción, Acema and Mata (these four through direct and indirect interest in Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A.) in Venezuela, Lote X in Peru, Block 18 in Ecuador, Colpa Caranda in Bolivia and Tibú in Colombia.
Venezuela
As of December 31, 2008, estimated proved oil and gas reserves attributable to operations in Venezuela amounted to 61.6 million barrels of oil equivalent, accounting for 14.2% of our total reserves. In 2008, oil and gas production attributable to operations in Venezuela averaged 14 thousand barrels of oil equivalent per day, representing 10.9% of our daily production. Our four areas under operation in Venezuela, Oritupano Leona, La Concepción, Acema and Mata, had 389 productive wells.
In 1994, Petróleos de Venezuela S.A. (“PDVSA”) awarded us the contract at the Oritupano-Leona field to provide exploration and production services for a 20-year period. In 1997, PDVSA awarded us three 20-year service contracts for the exploration and production of La Concepción, Acema and Mata blocks.
In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to convert existing operating agreements effective at that time into mixed-ownership companies in which the Venezuelan government, through PDVSA, would own at least a majority stake.
In August 2006, the conversion operating agreements were signed. The migration agreements provided that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan government. As a result, our direct and indirect interests in the mixed-ownership companies operating the areas of Oritupano Leona, La Concepción, Acema and Mata (operated by Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A., respectively) were reduced to ownership interests of 22%, 36%, 34.5% and 34.5%, respectively. Additionally, the Corporación Venezolana del Petróleo S.A. (“CVP”) recognized a divisible and transferable credit in favor of the Company in the amount of US$88.5 million, which would not accrue interest and could be applied toward the acquisition of bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since (i) no projects for which the credit is eligible for investment have materialized, (ii) our efforts to transfer the credit to third parties have been unsuccessful, and (iii) alternative uses of the credit cannot be anticipated, as of December 31, 2007 we wrote down the carrying value of the credit to zero.

Mixed-ownership companies have to sell all liquid hydrocarbons and the associated natural gas they produce to PDVSA (when so provided in the agreement), according to a price formula that uses international benchmarks such as the price of WTI crude and the cost of Well Test Services (“WTS”).
Mixed companies are subject to royalty payments of 33.33% based on production. In addition, they are required to pay to the Venezuelan government an amount equivalent to any difference between (1) 50% of the value of oil and gas sales during each calendar year and (2) the sum of total royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues paid during such year.
Additionally, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting liquid hydrocarbons and oil by-products abroad will be applicable when the average Venezuelan basket price of crude oil exceeds, in any month, US$70 per barrel. The special tax per barrel is 50% of the difference between the aforementioned monthly average price and the US$70 threshold price. In addition, when such average price exceeds US$100, the special tax per barrel, applicable to any difference in excess of the US$100 threshold, will be 60%.
The Venezuelan government may set a limit on the oil production of mixed-ownership companies. Venezuela is a member of OPEC and has set forth a policy of strict compliance with the production quotas decided upon within the organization. According to the Venezuelan Hydrocarbon Law, any decisions made by the federal administration in connection with agreements or international treaties involving hydrocarbons are applicable to any party that carries out activities governed by the law. As a result, if OPEC approves production cuts, these cuts will affect PDVSA and the mixed companies. See “Regulation of Our Businesses—Venezuelan Regulatory Framework—Petroleum and Gas—OPEC”.
In the last quarter of 2008, OPEC imposed some production cuts, which affected Petroritupano S.A oil production during November.
Peru
In 1996, we, through Petrobras Energía Perú, acquired 30-year oil and 40-year natural gas production rights in Lote X, in which Petrobras Energía Perú held a 100% interest. Lote X is an area of approximately 116,000 acres in Peru’s Talara Basin, which is operated pursuant to a concession production agreement with free crude oil availability.
In December 2007, we sold 40% of our equity interest in PVIE, the holding company whose main asset is a 99.79% interest in Petrobras Energía Perú S.A.’s capital stock, to Petrobras Internacional — Braspetro B.V. (“PIB BV”), a wholly owned subsidiary of our controlling shareholder, Petrobras, for US$423.3 million, plus a contingent compensation to be defined by the parties in the event a commercially viable discovery is made at the Kinteroni prospect in Block 57. See “Exploration—Exploration Outside of Argentina—Peru”. Following this sale, and during all subsequent periods covered by the financial statements included in this annual report, we continued to hold a 60% interest in PVIE. Pursuant to the terms and conditions of the stock purchase agreement, we and PIB BV agreed to share the power and authority to define and direct PVIE’s operating and financial policies. In April 2009, we sold our 60% remaining equity interest in PVIE to PIB BV, for total consideration of US$619.4 million. As of the date of this annual report, we no longer have any remaining interest in any operations in Peru. As of December 31, 2008, estimated proved oil and gas reserves attributable to operations in Peru amounted to 71.2 million barrels of oil equivalent, accounting for 16.4% of our total reserves. In 2008, our net daily production in Peru was 9.6 thousand barrels of oil equivalent or 7.5% of our total production.
As of December 31, 2008, Lote X had 2,663 productive wells. We entered into a long-term sales agreement, whereby Perupetro S.A.’s Talara refinery is the sole customer of our crude oil production.

In Peru, royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$23.9 per barrel. The royalty rate applicable for oil at December 2008 was 18.7%. Production of natural gas in Peru is subject to a fixed royalty of 24.5%. Our activities in Peru during the year included the drilling of 128 productive wells, 102 workovers and the reactivation of 37 wells.
Ecuador
In Ecuador we, through EcuadorTLC S.A., operate Block 18 under a participation agreement, in which as of December 31, 2008 we held a 30% interest. As of December 31, 2008, estimated proved oil and gas reserves attributable to our operations in Ecuador amounted to 6.6 million barrels of oil equivalent, accounting for 1.5% of our total reserves. In 2008, our oil production in Ecuador averaged 10.5 thousand barrels per day, accounting for 8.2% of our total average daily production in barrels of oil equivalent. As of December 31, 2008, Block 18 had thirty-two productive wells, twenty-nine located at the Palo Azul field and three located at the Pata field. Block 18 also has a plant with a treatment capacity of 40 thousand barrels of oil per day.
Block 18 comprises the Pata and Palo Azul fields, which are located in the Oriente Basin. Block 18 covers approximately 84,360 net acres and has a significant potential of 28º to 33° API gravity light crude oil reserves. We acquired a 70% working interest in Block 18 in 2001. The concession for production activities in Block 18 was initially granted for a 20-year term, which commenced in October 2002. Production agreements relating to Block 18 provide for the free availability of the crude oil output and a share in production in favor of the Ecuadorian state.
On January 11, 2007 the Ministry of Energy and Mines of Ecuador approved a preliminary agreement entered into with Teikoku Oil Co. Ltd. (“Teikoku”) in January 2005, whereby we assigned 40% of our rights and obligations under the Block 18 Participation Agreement to Teikoku. On October 24, 2008, Petroecuador, the Ecuadorian national oil company, incorporated Teikoku Oil Ecuador, a subsidiary of Teikoku, as a partner in the Block 18 agreements. On October 27, 2008, the transfer of our interest to Teikoku, and consequent reduction in our interest in Block 18 from 70% to 30% was completed when Petroecuador registered the Assignment Agreement with the National Hydrocarbons Board.
On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador and Petroecuador, among others, executed the Amendment Agreements, which, among other things, will govern the operation of Block 18 for one year. During that period, negotiations will be conducted to determine whether or not such agreements will be converted into a new contractual modality. Under these Amendment Agreements, the Ecuadorian Government’s share in Pata and Palo Azul fields’ production increased to 40% and 60%, respectively. In addition, under the Tax Equity Law, the Ecuadorian State receives 70% of the revenues when prices exceed the base price of US$45.43 per barrel.
On December 31, 2008, we, through Petrobras Energía Ecuador, and Petroecuador signed a Termination Agreement in connection with the Block 31 Participation Agreement, under which the block was returned to the Ecuadorian State.
As a result of the return of Block 31 our proved reserves decreased by an amount of 24.3 million barrels of oil equivalent.
Law 42
In April 2006, the Ecuadorian government approved the Law Amending the Hydrocarbon Law (“Law 42”), which assigned the Ecuadorian state a share of at least 50% of the revenues resulting from any increase in the average monthly sales price of Ecuadorian crude oil, based upon the average monthly sales price for such oil as of the execution date of the relevant agreements, stated in constant values as of the month of settlement. In October 2007, the Ecuadorian’s share of revenues from increases in the price of crude oil increased to 99%, reducing the oil companies’ share to 1%. EcuadorTLC S.A. and Petroecuador adopted significant opposing interpretations as to the applicability and scope of Law 42 in connection with revenues from the Palo Azul operating agreement in which the Ecuadorian state’s share in extraordinary revenues resulting from any increase in crude oil prices was already established. The effect of these regulatory changes has been a material modification of the conditions set forth at the time of execution of our participation agreements, adversely affecting the valuation of our projects in Ecuador, and negatively impacting our assessment of recoverability.

During 2008, EcuadorTLC S.A. and the Ecuadorian state conducted negotiations aimed at designing a business framework that secures the sustained development of operations while focusing on long-term profitability and social responsibility, which resulted in the execution of the aforementioned Amendment Agreements. Within this framework, among others, the parties resolved their previously conflicting interpretation of the applicability of Law 42.
Ship or Pay Obligations with Oleoducto de Crudos Pesados (“OCP”)
In connection with our operations in Ecuador, we executed a transportation agreement with OCP whereby we acquired an oil transportation capacity of 80 thousand barrels per day for a 15-year term, starting November 10, 2003. Under the “ship or pay” clause included in the agreement, we, as well as all other producers, must pay a fee covering OCP operating costs and financial services even when no crude oil is transported. As of December 31, 2008, such fee amounted to US$2.08 per barrel. We expect that during the term of the transportation agreement oil production will be lower than the aggregate committed transportation capacity. This assumption is based on our current assessment of reserves in Ecuador. Considering this situation and with a view to mitigating their effects, we periodically enter into agreements to reduce our committed transportation capacity exposure.
On December 31, 2008, we signed an agreement with Petroecuador concerning the use of the oil transportation capacity committed under the agreement we entered into with OCP. Under this agreement, the Ecuadorian state has undertaken the commitment, beginning January 1, 2009, to transport its crude oil, at a negotiated rate, under our transportation commitment with OCP, up to a maximum of 70,000 barrels per day.
In addition, we sold a portion of our transportation capacity (at an average amount of 8,000 barrels per day from July 2004 to January 2012). The economic impact of our “ship or pay” commitment is factored into our calculation of the recoverability of assets in Ecuador.
Bolivia
As of December 31, 2008, we held a 100% interest in the Colpa Caranda Block in Bolivia. The Colpa Caranda Block covers approximately 56,000 net acres located in the Sub Andina Central basin and has sixty-one producing wells.
As of December 31, 2008, estimated proved oil and gas reserves attributable to operations in Bolivia amounted to 23.6 million barrels of oil equivalent, accounting for 5.4% of our total reserves. In 2008, our net daily production in Bolivia under the economic method was 7.8 thousands barrels of oil equivalent or 6.1% of our total production. Approximately 87% of our proved developed reserves in Bolivia are gas reserves. These fields, which originally exported gas to Argentina, currently have priority in the delivery of gas to the Santa Cruz-São Paulo pipeline that transports gas to Brazil.
We have operated the Colpa Caranda Block in Bolivia since 1989. Under a contract signed with the Bolivian national oil company, YPFB, in October 2006, we now perform exploration and production activities at our own risk and for our own account in the Colpa Caranda Block, but on behalf of and in the name of the YPFB. Under the current agreement, YPFB owns the hydrocarbons and pays royalties, direct interest and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices. The 80% of the remaining amounts are used to pay for operating services provided by us, including depreciation. Any remainder is shared between YPFB and us on the basis of an index calculated based on production volumes, depreciation rates, prices and taxes paid, among other items. The agreement was signed on November 28, 2006, approved by the Bolivian Legislature on April 19, 2007 and became effective on May 2, 2007. In previous years, we operated the block under a shared risk contract whereby it had free oil production availability.

Colombia
We are involved in the exploitation of the Tibú Field in the Catatumbo basin, Colombia, through our 30% interest in the Tibú Consortium. This consortium signed an agreement with the Colombian state-owned company, Ecopetrol, for the development of the Tibú field. We contribute our expertise in the development and exploitation of mature fields to this project. During the initial phase of the project, for a period of two and a half years from January 2007, the Tibú Consortium will make investments in the amount of US$40 million in studies and works to determine the actual potential of the field. Once the committed investments are fulfilled, the Tibú Consortium will be in charge of 55% of the investments, and will be entitled to 40% of the field’s production after royalties.
As of December 31, 2008, estimated proved oil and gas reserves attributable to operations in Colombia amounted to 3.3 million barrels of oil equivalent, accounting for 1% of our total reserves. In 2008, our net daily production was 0.05 thousands barrels of oil equivalent.
Statistical Information Relating to Oil and Gas Production
The following table sets forth our oil and gas production during 2008. Production figures represent our working interest in production (and are therefore net to us). In addition, the table includes our working interest in each field, the number of producing wells and the expiration date of the concessions, in each case as of December 31, 2008. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions.

					Oil and
			2008 Production		Gas
Production Areas	Location	Basin	Oil(1)	Gas(2)	Wells	Interest		Expiration
Argentina:

25 de Mayo — Medanito S.E.	La Pampa and Río Negro	Neuquén	4,331	3,819	593	100.00%		2016
El Mangrullo	Neuquén	Neuquén	10	11,185	9	100.00%		2025
Jagüel de los Machos	Río Negro and La Pampa	Neuquén	1,392	2,914	114	100.00%		2015
Puesto Hernández	Mendoza and Neuquén	Neuquén	3,020	—	821	38.45%		2016
Bajada del Palo	Neuquén	Neuquén	38	—	14	17.9	%(11)	2015
Santa Cruz II	Santa Cruz	Austral	824	5,460	73	100.00%		2017/2028
Río Neuquén	Neuquén and Río Negro	Neuquén	375	9,058	125	100.00%		2017/2027
Entre Lomas	Neuquén and Río Negro	Neuquén	875	1,099	446	17.9	%(11)	2016
Veta Escondida and Rincón de Aranda U.T.E.	Neuquén	Neuquén	—	—	—	55.00%		2027
Aguada de la Arena	Neuquén	Neuquén	64	7,046	13	80.00%		2036
Santa Cruz I U.T.E.	Santa Cruz	Austral	1,304	41,665	107	71.00%		2017/2035
Sierra Chata	Neuquén	Neuquén	38	8,261	50	45.55	%(3)	2023
Atuel Norte	Mendoza	Neuquén	4	—	6	33.33	%(11)	2015
La Tapera — Puesto Quiroga	Chubut	San Jorge	—	—	—	35.67	%(4)(11)	2017
El Tordillo	Chubut	San Jorge	2,965	—	729	35.67	%(4)(11)	2016
Aguaragüe	Salta	Noroeste	113	6,828	40	15.00	%(11)	2017/2023
Estancia Agua Fresca	Santa Cruz	Austral	327	201	4	50.00%		2033
Gobernador Ayala	Mendoza	Neuquén	64	—	17	22.51	%(11)	(5)
Agua Amarga	Río Negro	Neuquén	—	—	5	17.90	%(11)	2013

Total Argentina			15,744	97,536	3,166

Outside of Argentina:
Colpa Caranda (6)	Bolivia	Sub Andina	569	13,657	61	100.00%		2029
Oritupano Leona (7)	Venezuela	Oriental	2,816	—	227	22.00	%(11)	2025
Acema (7)	Venezuela	Oriental	205	758	25	33.24	%(8)(11)	2025
La Concepción (7)	Venezuela	Lago Maracaibo	1,253	1,109	92	36.00	%(11)	2025
Mata (7)	Venezuela	Oriental	329	1,000	45	34.49	%(11)	2025
Lote X (9)	Peru	Talara	3,102	2,416	2,663	60.08%		2024
Block 18 (10)	Ecuador	Oriente	3,695	—	32	30.00%		2022
Tibú	Colombia	Catatumbo	19	—	127	30.00	%(11)	2009

Total Outside of Argentina			11,988	18,940	3,272

Total			27,732	116,476	6,438

(1)	In thousands of barrels.

(2)	In millions of cubic feet.

(3)	19.88% interest until August 2008, then increased to 45.55% as a consequence of the acquisition of an additional 25.67% interest completed in September 2008.

(4)	21.95% interest until February 2008, then increased to 35.67% as a consequence of the acquisition of an additional 13.72% interest completed in March 2008.

(5)	We have filed an application for an exploitation concession with respect to this field, which is still pending approval.

(6)	Production from Colpa Caranda block were calculated using the “economic method”.

(7)	Indirect interests through mixed companies.

(8)	Includes a 1.88% working interests held through PVIE, which was sold in April 2009.

(9)	Working interest held through PVIE, which was sold in April 2009.

(10)	70% working interest until October 2008, then reduced to 30% as a consequence of the transfer of part of our ownership.

(11)	Areas operated by third parties.

The following table sets forth our average daily production of oil, including other liquid hydrocarbons, for the fiscal years ended December 31, 2008, 2007 and 2006. This table includes our net share of production of consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2008	2007	2006
	(average barrels per day)
Argentina	43,016	46,700	54,233
Outside of Argentina	32,754	38,925	49,181

Total	75,770	85,625	103,414

The following table sets forth our average daily gas production for the fiscal years ended December 31, 2008, 2007 and 2006. This table includes our net share of production of consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2008	2007	2006
	(average thousand cubic feet per day)
Argentina	266,492	261,529	250,030
Outside of Argentina	51,749	56,487	54,677

Total	318,241	318,016	304,707

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2008, 2007 and 2006, of our consolidated subsidiaries and companies under joint control.

	Year ended December 31,
	2008	2007	2006
Argentina:
Oil (in pesos per barrel of oil equivalent)	135.6	126.3	124.4
Gas (in pesos per million cubic feet)	4.6	4.1	3.5

Outside of Argentina (1):
Oil (in pesos per barrel of oil equivalent)	280.2	202.5	144.3
Gas (in pesos per million cubic feet)	17.5	10.8	10.5

(1)	Figures are translated into Argentine pesos at the historic exchange rates, calculated on an averaged monthly basis.
The following table sets forth our average lifting cost, royalties and depreciation cost of oil and gas fields in each geographic area for the fiscal years ended December 31, 2008, 2007 and 2006. This table includes our net share of production of our consolidated subsidiaries and companies under joint control.

	Year ended December 31,
	2008	2007	2006
	(in pesos per barrel of oil equivalent)
Argentina:
Lifting Cost	19.83	17.27	13.50
Royalties	11.01	9.13	9.42
Depreciation	20.35	17.09	13.91

Total	51.19	43.49	36.83

Outside of Argentina (1):
Lifting Cost	11.60	11.55	12.10
Royalties	52.16	48.55	23.72
Depreciation	9.69	16.24	13.91

Total	73.45	76.34	49.73

(1)	Figures are translated into Argentine pesos at the historic exchange rates, calculated on an averaged monthly basis.

Exploration
We consider exploration our main vehicle for future growth and the replacement of reserves. Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. Accordingly, we expect an increase in our exploration investments, including exploration opportunities in Argentina’s offshore areas. In exploring offshore areas, we use the expertise and know-how of Petrobras, a world leader in offshore exploration and a pioneer in deep and ultra deep-water activities.
The following table lists exploration areas as of December 31, 2008, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

	Location	Basin	Interest		Expiration
In Argentina:
Glencross	Santa Cruz	Austral	87.00%		2033
Estancia Chiripá	Santa Cruz	Austral	87.00%		2032
Cerro Manrique	Rio Negro	Neuquén	50.00%		(1)
Parva Negra	Neuquén	Neuquén	100.00	%(2)	2001	(3)
Gobernador Ayala	Mendoza	Neuquén	39.64	% (5)	2004	(3)
Cañadón del Puma	Neuquén	Neuquén	50.00	%(5)	2009
Puesto Oliverio	Santa Cruz	Austral	50.00%		2006	(3)
El Campamento	Santa Cruz	Austral	50.00%		2006	(3)
El Cerrito Oeste	Santa Cruz	Austral	50.00%		2006	(3)
Chirete	Salta	Noroeste	100.00%		2012
Hickman	Salta	Noroeste	50.00	%(5)	2015
Rio Colorado	Salta	Noroeste	30.00	%(5)	2013
Enarsa 1	Continental Shelf	Offshore Argentina	25.00	%(5)	2020
Enarsa 3	Continental Shelf	Offshore Argentina	35.00%		2020
Río Atuel	Mendoza	Neuquén	33.33	%(5)	2014
Bloque CAA 40	Continental Shelf	Offshore Argentina	33.00	%(5)	2009
Bloque CAA 46	Continental Shelf	Offshore Argentina	33.00	%(5)	2010
CGSJ Marina I	Continental Shelf	Offshore Argentina	33.00	%(5)	2009

Outside of Argentina:
Block 57	Peru	Madre de Dios	27.73%		2011	(4)
Block 58	Peru	Madre de Dios	60.08%		2012	(4)
Block 103	Peru	Huallaga	18.02%		2013	(4)
Block 110	Peru	Madre de Dios	60.08%		2013	(4)
Block 117	Peru	Marañon	60.08%		2013	(4)

(1)	The grant of an exploration permit is still pending as of the date of this annual report.

(2)	47.63% interest until August 2008, then increased to 100% as a consequence of the acquisition of an additional 52.37% interest completed in September 2008.

(3)	We have filed an application for an exploitation concession with respect to this field, which is still pending approval.

(4)	Working interests held through PVIE, which was sold in April 2009.

(5)	Areas operated by third parties.
Exploration in Argentina
As of December 31, 2008, we held interests in approximately 19,293 thousand gross exploration acres in Argentina, 15,050 thousand in offshore areas.
In 2008, we entered into a joint venture agreement with Repsol-YPF, which acts as operator, in CGSJ Marina-1 block, in Golfo San Jorge basin, Argentina, in which we hold a 33% interest. In accordance with the exploratory plan, three wells were drilled. The first was drilled in 2008, and the other two were drilled during 2009.
We have also entered into a joint venture agreement for the exploration of the CAA-40 and CAA-46 blocks in the offshore Malvinas basin. The Company has a 33% interest in this consortium, and the other parties are Repsol-YPF (33.5%), which is the operator, and Pan American (33.5%).
In 2008, twelve onshore exploration wells were drilled (including four extension wells), three of which were successful.
In 2008, we conducted 3D seismic surveys over 415 km2. including 200 km2 at Chirete block in the Noroeste basin and 215 at Gobernador Ayala in the Neuquén basin. In addition, 2D seismic surveys were conducted over 10,500 km in the offshore area.
In addition, airborne gravimetric, magnetometric and gradiometric surveys were conducted over 180 thousand square kilometers, including 160 thousand square kilometers in the Noroeste basin and the rest in the Enarsa 3 offshore block.
Exploration Outside of Argentina
Peru
As of December 31, 2008, we held several interests in exploratory blocks in Peru, through Petrobras Energía Perú, company in which we held a 60% stake. In April 2009, we sold our 60% remaining equity interest in our Peruvian assets, including all Peruvian exploratory blocks.
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
During 2008, exploratory activities carried out in Lote 57, operated by Repsol, located near Camisea field, Madre de Dios basin, in the south of Peru and bordering Lote 58 to the south, operated by us, resulted in the discovery of gas and condensate with a potential flow of approximately 2 trillion cubic feet of gas and 87 million barrels of condensate in the Kinteroni 1-X production well. In order to complete well evaluation, production tests on high interest mineralized levels are still pending. Pursuant to the PVIE sale agreement, contingent compensation will be determined by the parties in the event a commercially viable discovery is made at this prospect. As of December 31, 2008, our total gross exploration area in Peru was 11,548 thousand acres.
Reserves
We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the SEC, proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, under existing economic and operating conditions, i.e., prices and cost at the date of estimation. DeGolyer and MacNaughton audited approximately 70% of our estimated reserves as of December 31, 2008. The majority of the reserves not audited by DeGolyer and MacNaughton are in areas where we do not act as operator. The audit covered approximately 90% of the estimated reserves located in areas operated by us. DeGolyer and MacNaughton concluded that the proved oil and natural gas reserve volumes covered by the audit are reasonable and that reserve estimates have been prepared in accordance with Rule 4-10 of Regulation S-X and in accordance with oil and gas reserve disclosure provisions of the Financial Accounting Standards Board — FASB Statement of Financial Accounting Standards No. 69 — Disclosures about Oil and Gas Producing Activities. We resolved all questions that arose during the course of the audit process to the auditor’s satisfaction.
As of December 31, 2007, 71% of our estimated reserves were audited by DeGolyer and MacNaughton and as of December 31, 2006, 93% of our estimated reserves were audited by Gaffney, Cline & Associates Inc.
The estimates of reserves related to areas in which we act as operator were prepared by our petroleum engineers. Most of the reserve estimates related to areas in which we do not act as operator were prepared by the operators and subsequently reviewed by our petroleum engineers before making the assessment of our proved reserves. The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information supplied by us prior to January 9, 2009. Thus they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available. DeGolyer and MacNaughton’s audit examination included those tests and procedures considered necessary by them in view of the circumstances prevailing in each case. These tests and procedures included a review of the appropriateness of the methodologies employed by us in estimating reserves, the adequacy and quality of the data obtained and used by us in estimating reserves, the scope and completeness of the process used by us in estimating reserves and our classification of reserves in accordance with relevant definitions and guidance, as well as an economic test of the proved developed and total proved categories of reserves for each audited property.
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

As of December 31, 2008, liquid hydrocarbon and natural gas proved developed and undeveloped reserves amounted to 433 million barrels of oil equivalent (221.5 million barrels of oil and 1,269.1 billion cubic feet of natural gas), representing a 10% decline compared to proved reserves as of December 31, 2007 (a decline of 16.4% and 2.9% for liquid hydrocarbons and natural gas, respectively). During 2008, a downward revision of 32.7 million barrels of oil equivalent was recorded, mainly as a result of the return of Block 31, in Ecuador. Divestment of part of our interest in Block 18 in Ecuador resulted in a reduction in reserves of 10.7 million barrels of oil equivalent. In addition, 32.8 million barrels of oil equivalent were acquired as a result of the purchase of interest in Sierra Chata and the renegotiation of Aguada de la Arena and Río Neuquén concessions. Production for 2008 totaled 47.1 million barrels of oil equivalent.
Liquid hydrocarbons and natural gas accounted for 51% and 49%, respectively, of our total proved reserves as of December 31, 2008. Approximately, 38.4% of our total proved reserves as of December 31, 2008 were located outside of Argentina, as compared to 44.5% as of December 31, 2007.
As of December 31, 2008, proved developed reserves of crude oil equivalent represented 59.2% of our total proved reserves of crude oil equivalent.
As of December 2008, we had proved reserves equal to 9 years of production at 2008 rates.
The table below sets forth, by geographic area, total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids and reserves of natural gas at the indicated dates. This table includes our net share of the proved reserves of our consolidated subsidiaries, companies under joint control and unconsolidated investees. Our net share of the proved reserves of our unconsolidated investees represented 16% of our total proved reserves as of December 31, 2008.

	Crude oil, condensate and natural gas
	liquids			Natural gas
		Outside of			Outside of
	Argentina	Argentina	Total	Argentina	Argentina	Total	Combined
							(in millions
							of barrels
							of oil
	(in thousands of barrels)			(in millions of cubic feet)			equivalent)
Total proved developed and undeveloped reserves as of December 31, 2006	122,409	201,527	323,936	949,185	270,640	1,219,825	527.2
Proved developed reserves as of December 31, 2006	81,845	102,735	184,580	497,680	179,884	677,564	297.5
Increase (decrease) originated in:
Revisions of previous estimates	(8,766)	9,380	614	(5,348)	79,904	74,556	13.0
Improved recovery	—	8,864	8,864	—	2,027	2,027	9.2
Extensions and discoveries	3,113	299	3,412	168,326	—	168,326	31.5
Purchase of proved reserves in place	—	—	—	—	—	—	—
Sale of proved reserves in place	(1,231)	(39,439)	(40,670)	—	(41,595)	(41,595)	(47.6)
Year’s production	(17,046)	(14,208)	(31,254)	(95,458)	(20,618)	(116,076)	(50.6)
Total proved developed and undeveloped reserves as of December 31, 2007	98,479	166,423	264,902	1,016,705	290,358	1,307,063	482.7
Proved developed reserves as of December 31, 2007	71,927	79,530	151,457	507,140	188,542	695,682	267.4
Increase (decrease) originated in:
Revisions of previous estimates	3,245	(22,039)	(18,794)	(79,435)	(4,398)	(83,833)	(32.7)
Improved recovery	—	—	—	—	—	—	—
Extensions and discoveries	1,505	—	1,505	39,195	—	39,195	8.0
Purchase of proved reserves in place	12,296	—	12,296	123,125	—	123,125	32.8
Sale of proved reserves in place	—	(10,677)	(10,677)	—	—	—	(10.7)
Year’s production	(15,744)	(11,988)	(27,732)	(97,536)	(18,940)	(116,476)	(47.1)
Total proved developed and undeveloped reserves as of December 31, 2008	99,781	121,719	221,500	1,002,054	267,020	1,269,074	433.0
Proved developed reserves as of December 31, 2008	75,634	63,720	139,354	539,386	162,179	701,565	256.3

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and undeveloped reserves as of December 31, 2008, 2007 and 2006.

	2008		2007		2006
	Millions		Millions		Millions
	of barrels	% of total	of barrels	% of total	of barrels	% of total
	of oil	proved	of oil	proved	of oil	proved
	equivalent	reserves	equivalent	reserves	equivalent	reserves
Proved developed reserves	256.3	59.2%	267.4	55.4%	297.5	56.4%
Proved undeveloped reserves	176.7	40.8%	215.3	44.6%	229.7	43.6%

Total Proved Reserves	433.0	100%	482.7	100%	527.2	100%

Estimated reserves were subject to economic evaluation to determine their economic limits. Estimated reserves in Argentina and Peru are stated before royalties, as the latter have the same attributes as taxes on production and as they are not paid in kind, and therefore are treated as operating costs. In Ecuador, due to the type of contract involved in which the government receives a share of production, reserves are stated after the government’s share. Estimated reserves in Venezuela are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company. Bolivian reserves are calculated using the “economic method”, according to the terms of the operating agreements signed in October 2006.
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

Sales
The following table sets forth sales for the Oil and Gas Exploration and Production business segment (consolidated subsidiaries and companies under joint control), by geographical area for fiscal years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006
	(in millions of pesos)

Argentina	2,518	2,502	2,694
Outside of Argentina	2,222	2,122	2,087

Total	4,740	4,624	4,781

During 2008, the principal clients of this segment were Petrobras International Finance Co. (“PIFCo”), a subsidiary of Petrobras and Petroperú Petróleos del Perú S.A., and sales to these companies represented about 23% and 20%, respectively, of total sales for the year for the oil and gas exploration and production business segment, before deducting export duties. During 2008, oil and gas exports totaled approximately P$1,090 million, which were principally made to PIFCo.
Petrolera Entre Lomas S.A. (“PELSA”)
PELSA, a company in which we hold a 19.21% interest, participates in oil and gas exploration and production activities in Argentina. PELSA’s other shareholders are PPSL and Apco Argentina, Inc.
As of December 31, 2008, PELSA owned two concessions in oil and gas production areas in Argentina, of which the Entre Lomas field is most important. PELSA holds a 73.15% interest in the Entre Lomas field, and we hold a 17.9% stake. In 2008, PELSA’s average daily production was 9.6 thousand barrels of crude oil and 12.4 million cubic feet of natural gas. PELSA’s proved reserves in Argentina as of December 31, 2008 were 22.3 million barrels of crude oil and 43.4 billion cubic feet of natural gas.
Oleoducto de Crudos Pesados (OCP)
The Ecuadorian government awarded OCP the construction and operation for a 20-year term of the 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. As of December 31, 2008, we held an 11.42% interest in OCP. OCP’s other shareholders are Andes Petroleum, Perenco, Occidental, Repsol-YPF and AGIP.
The oil pipeline has a transportation capacity of approximately 450,000 barrels per day, of which at least 350,000 barrels per day have been committed under transportation agreements that include a ship or pay clause. Because the oil pipeline runs across ecologically sensitive areas, the pipeline was constructed under stringent environmental protection and technical standards. The construction of the oil pipeline was completed and began operations in 2003.
We entered into a transportation agreement with OCP that includes a ship or pay clause whereby OCP has committed to transport 80 thousand barrels per day of our oil for a 15-year term, from November 2003.
For a more detailed discussion see “Oil and Gas Exploration and Production — Production - Production outside of Argentina — Ecuador”.

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
During 2008, oil volumes transported by Oldelval from Allen to Puerto Rosales totaled 71.5 million barrels.
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
Our Refining and Distribution operations are based in Argentina where we operate two refineries and a network of 644 gas stations. One of the refineries is located in San Lorenzo (Province of Santa Fe) and the other in Bahía Blanca (Province of Buenos Aires). In addition, we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”).
The Refining and Distribution Business in Argentina
In 2008, gasoline and diesel oil sales volumes in the Argentine fuel market totaled 19.2 million cubic meters, accounting for a 3.3% increase over 2007. Diesel oil sales remained at levels similar to those recorded in 2007, totaling 13.6 million cubic meters. This accounts for a deceleration in growth, which in the previous two years was approximately 7%. This slowdown was the result of reduced demand as a consequence of the farmers’ protests during the second quarter of the year, during which the country’s major highways were blocked, preventing us from transporting inputs and finished products, as well as the general decline in economic activity as a result of the international economic crisis during the last few months of the year. Gasoline sales volumes grew 11% over 2007, totaling 5.5 million cubic meters. This increase resulted from average growth in demand during 2008, boosted by economic expansion, in general, and higher sales of new cars, in particular. A decline in growth (during the two previous years growth was approximately 17%) resulted from the slowdown in the general level of economic activity as a result of the international economic crisis.
The premium gasoline market, in turn, declined 17% compared to 2007, due to declining demand in response to an increase in the product price. Conversely, high-grade gasoline demand grew 26%, still maintaining the leading position in sales. Regular gasoline consumption experienced a 9% recovery in 2008, a notable development as this segment has not shown any signs of growth since 2002. Conversely, compressed natural gas (“CNG”) consumption dropped for the third year in a row, down 4.5%, due to fewer conversions of engines to CNG.
Subsequent to December 31, 2008, in the first quarter of 2009 the weakened economic activity resulted in an 8% contraction in the demand for diesel oil over the same quarter in 2008. Conversely, the demand for gasoline still remains slightly above figures in the same period of the previous year, as consumers continue to return to gasoline consumption at the expense of the CNG sector. The gasoline market showed a marked substitution for lower price products: a strong drop in premium gasoline consumption and an improvement in regular gasoline consumption. In line with the aforementioned trends, we witnessed a decline in the use of installed capacity at our refineries.
After several years of government-imposed prices caps, during 2007 and 2008 some flexibility was reintroduced to the domestic market that allowed for gradual increases in fuel prices, which facilitated a partial recovery in marketing margins.
This resulted in a partial recovery of sales margins. However, there can be no assurance that new measures will not be imposed by the Argentine government in the future as part of its policy of ensuring domestic gasoline and diesel oil supplies and limiting the impact of inflation and rising commodity costs.

Refining Division
In Argentina, the Company has a total refining capacity of 80,800 barrels of oil per day: 50,300 from the San Lorenzo refinery and 30,500 from the Ricardo Eliçabe refinery. Processed crude oil volumes at the refineries totaled 72.2 thousand barrels per day in 2008, 76.6 thousand barrels per day in 2007 and 63.1 thousand barrels per day in 2006.
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
The San Lorenzo refinery is located on the bank of the Paraná River, with access from the so-called hydroway forming part of the Océano-Santa Fé trunk navigation route. It has three docks for 250 meter-long vessels, having 70 thousand ton displacement. The refinery has a fuel storage dispatch plant with a capacity for 1190 thousand barrels of heavy products and 828 thousand barrels of light products.
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
The refinery also produces intermediate fuel oil mixes used as fuel in vessels, raw materials for solvents and varieties for the petrochemical industry. The refinery has a storage capacity of 585 thousand barrels of heavy products and 625 thousand barrels of light products.
Dock Sud Plant
The Dock Sud plant, located in the province of Buenos Aires, has a total storage capacity of approximately 245 thousand barrels of heavy products and 950 thousand barrels of light products. Crude oil is received from the oil pipeline connecting Bahía Blanca with Dock Sud and is dispatched to tankers transporting the oil to the San Lorenzo refinery.
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

Refining Master Plan
We designed and implemented a Refining Master Plan aimed at adapting refining capabilities so products can meet more stringent Argentine environmental and quality standards.
The plan allowed us to increase total crude oil processing capacity to approximately 80,800 barrels of oil per day. The San Lorenzo Refinery capacity increased from 37,000 barrels per day in 2006 to 50,300 barrels per day.
During 2008, the Refining Master Plan was mainly focused on fuel quality improvement projects. In Bahía Blanca, major works were performed in connection with the ACAR BB (Refining Quality Adjustment) Project which involves the construction of diesel oil and gasoline hydro-treatment plants to remove sulfur content. During 2009, we anticipate completing the project’s basic design stage and moving towards the detail engineering and procurement stages. Start up of these facilities is scheduled for 2012.
Start up and completion of works for removal and recovery of benzene from gasoline took place both at Puerto General San Martín and Bahía Blanca plants, thus meeting legal specifications and, at the same time, recovering a valuable raw material for the petrochemical business.
Additionally, we plan to construct new ducts in Bahía Blanca for environmental care purposes and a new pier at Dock Sud that will allow for loading and unloading activities separately from other oil companies.
Distribution Division
As of December 31, 2008 our commercial network of gas stations and wholesale customers allowed us to deliver products and services to a number of regions in Argentina. In recent years, our strategy has been to optimize our customer portfolio, adapt its size to our refineries’ production capacity, and streamline distribution processes. We expect implementation of this strategy to continue in the coming years.
At present, we have a network of 644 gas stations located throughout Argentina.
During 2008, we moved forward with the optimization of our gas station network. In addition, we also made progress in selective branding efforts in gas stations that still lacked Petrobras Energía’s branding. Consistent with these plans, we re-branded 22 new points of sale, extending our brand to 518 gas stations that account for 80% of our network.
Petrobras Energía’s points of sale (gas stations) in Argentina were as follows:

As of December 31,
2008
Owned (1)	128
Franchised (2)	516

Total	644

(1)	Owned or controlled by Petrobras Energía under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.

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

Petrobras Energía sells fuels in Argentina under the Petrobras, Eg3 and San Lorenzo brand names. Distribution as of December 31, 2008 was broken down as follows:
Gas Stations

As of December 31, 2008
Petrobras	518
Eg3	101
San Lorenzo	25

Total	644

The convenience store business has grown significantly in Argentina. To profit from this trend, we are developing convenience stores, named Spacio 1, throughout our gas station network. In the first stage of this process, we are opening convenience stores exclusively in gas stations owned by us. We currently have 27 Spacio 1 convenience stores.
Our liquid fuels domestic sales totaled 2.6 million cubic meters during 2008, a 1.9% increase compared to 2007. Thus, we maintained our third-place position in the market, with a 13.7% market share.
In 2008, 712 thousand cubic meters of gasoline were sold in our gas station network, a 4.8% increase in growth compared to the prior year as a result of increased market demand for regular gasoline, partially offset by a 26.4% decrease by volume in sales of premium gasoline, reflecting the substitution of lower priced products by consumers. Consequently, we reached a 12.9% market share for gasoline sales. Our diesel oil sales volumes totaled 1.9 million cubic meters in 2008, showing the same performance recorded in 2007. Consequently, our share of the Argentine market was 14%.
In compliance with Resolution 1283/06 issued by the Secretary of Energy, in June 2009 we have started to commercialize Diesel Podium, a maximum quality fuel for all types of state-of-the art diesel engines, like the modern Euro IV. Its high refining level (with less than 50 parts per million sulfur) and its specially selected additives support optimum performance, higher engine protection and greater environmental care.
Our Distribution business is also significantly focused on lubricants. We aim at consolidating the Lubrax brand in the Argentine market through the development of exclusive lubricant customers, the leverage of combined sales with liquid fuels, promotions at retail outlets and mass media communication involving the brand.
Two new products were launched to the market during the year: Lubrax Tec Turbo, a multigrade oil for leading edge diesel oil engines in trucks and buses, and Lubrax Gold, a synthetic oil for gearboxes. These product launches reinforce our brand image, distinguished by quality, technological and innovative attributes.
In 2008 Lubrax sales in the Argentine market totaled 34.9 thousand cubic meters. In line with a reduced demand by the farming sector, sales volumes declined 4% from 2007. However, the Company’s market share remained at 11.1% for the year.
We also sell petroleum products to the industrial, construction and marine markets. Products sold in these markets include marine fuels and lubricants, asphalts, and other products that are beyond governmental price stabilization policies. Our strategy is to consolidate our presence within these markets in order to maximize sales margins.
In 2008, we maintained the leading position in the marine market in Argentina with sales volumes totaling 303 thousand tons of Intermediate Fuel Oil (“IFO”) bunker, accounting for a 43% market share. In addition, we sold 33 thousand cubic meters of marine diesel oil with a 14% market share.
We are the leading company in road asphalt sales volumes in the domestic market. We sold 174 thousand tons of asphalt. This represented a 41% market share.

The following table shows production and sales for our consolidated Refining and Distribution business segment for fiscal years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006

Average crude oil processed per day (barrels)	72,200	76,600	63,100

Production (thousands of tons):
Virgin naphtha	882	890	737
Diesel oil	1,427	1,468	1,282
Other products	1,330	1,532	1,229

Sales:
Crude oil (thousands of m3) (1)	487	—	—
Gasoline (thousands of m3)	857	886	872
Diesel oil (thousands of m3)	2,393	2,362	1,977
Fuel oil/ IFOS (thousands of m3)	896	825	673
Paraffins (thousands of m3)	436	346	191
Others	603	900	934

Sales (in millions of pesos):
Argentina	5,708	4,171	3,361
Outside of Argentina	1,234	1,655	1,170

Total	6,942	5,826	4,531

(1)
From fiscal year 2008, the Refining and Distribution business segment commercializes the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

Refinor
We have a 28.5% interest in Refinor. Refinor’s other shareholders are Repsol-YPF S.A. (50%) and Pluspetrol S.A. (21.5%). Refinor is engaged in crude refining, natural gas processing, product transportation, marketing and sales.
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
Refinor has the following processing plants: an atmospheric distillation unit (Topping), a vacuum distillation unit, a gasoline hydrotreatment unit, a catalytic reformer plant, two turboexpander and fractioning plants for liquefied petroleum gas (“LPG”) production, as well as a plant for the production of auxiliary services (industrial water, steam, electricity, compressed air) used in the different processing plants.
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

As of December 31, 2008, Refinor has a commercial network of 71 gas stations located in the Provinces of Salta, Tucumán, Jujuy, Córdoba, Santiago del Estero, La Rioja, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line: Refinor 97 (97 octane), High grade (95 octane), Regular (85 octane) and Eco Diesel.
In 2008, daily average volumes of crude processed totaled 14,917 barrels per day, accounting for a 6% decline compared to 2007 due to reduced crude oil availability in the Northwestern Basin. Sales volumes totaled 1,007 thousand cubic meters per year, accounting for a 3% slight reduction compared to 2007, 530 thousand cubic meters of which were directed to the domestic market and 477 thousand cubic meters to export markets. During 2008, Refinor had a market share of approximately 24% and 21% in the motor gasoline and diesel oil markets, respectively, in the northwestern region of Argentina. Considering the size of its gas station network, Refinor continues to be the oil company with the second highest number of retail outlets and sales volumes in the northwestern region of Argentina.
In 2008, Refinor processed an average of 18 million cubic meters of natural gas per day, accounting for a 2.8% decline compared to 2007 due to the reduction in natural gas supply during the winter months in Argentina (June through August).
In terms of LPG, during 2008 production totaled 315.3 thousand tons and sales totaled 313 thousand tons during the year, 13.5% lower than the 362 thousand tons sold in 2007, as a result of a new agreement entered into between Refinor and others companies which provide natural gas, which granted these companies the ownership and marketing of LPG, paying a processing fee to Refinor.
The following table sets forth Refinor’s production and sales for fiscal years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006
Production:
Gasoline (thousands of m3)	111	99	93
Virgin naphtha (thousands of m3)	297	376	420
Diesel oil (thousands of m3)	323	336	331
Natural gasoline (thousands of m3)	147	141	130
Propane / butane (thousands of tons)	307	358	357
Other products (thousands of m3)	119	102	127

Sales:
Gasoline (thousands of m3)	110	102	95
Virgin naphtha (thousands of m3)	484	493	573
Diesel oil (thousands of m3)	324	350	450
Propane/butane (thousands of tons)	313	362	354
Other products (thousands of m3)	89	90	101
Sales (in millions of pesos):
Argentina	894	774	731
Outside of Argentina	344	711	785

Total	1,238	1,485	1,516

Competition
Our principal competitors in the Argentine motor gasoline and diesel oil market are Repsol-YPF S.A., Shell CAPSA, and Esso S.A., who hold 56.1%, 12.6%, and 12.5% of market share, respectively.

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
The styrenics division has the following plants:
•
An Integrated Petrochemical Complex at Puerto General San Martín, Province of Santa Fé, with an annual production capacity of 160 thousand tons of styrene, 58.5 thousand tons of synthetic rubber, 180 thousand tons of ethylbenzene and 31 thousand tons of ethylene.

•
A polystyrene plant located at Zárate, Province of Buenos Aires, with a production capacity of 65 thousand tons of polystyrene per year and 14 thousand tons of bioriented polystyrene (“BOPS”) per year. This state-of-the-art BOPS plant is the only one of its type in South America.

•
An ethylene plant located in San Lorenzo with a production capacity of 19 thousand tons per year. It is located along the Paraná river coast, near our San Lorenzo refinery, which provides the oil feedstock necessary for operation, and near the Puerto General San Martín petrochemical complex, which uses ethylene as raw material for the production of ethylbenzene and ultimately styrene.

In March 2008, the Light Reformate Project (“LRP”) started operations at Puerto General San Martín. This project involved, among other things: change of Reformer catalyst, revamping of the aromatics recovery unit and Purification plant, change in cooling tower fill, assembly of the pyrolysis gasoline hydrogenation plant and connections with Refinor’s light reformate discharge line.
The revamped Reformer plant now has sufficient capacity for processing light reformates from other plants with an increase in its benzene fractionation capacity from 60 thousand to 133 thousand tons per year allowing for self-supply of this product. In addition, the aromatics recovery unit capacity increased from 750 to 1,250 cubic meters per day. Additionally, the LRP calls for the installation of a pyrolysis gasoline partial hydrogenation plant that allows for cleaner processing and adds value by facilitating motor gasoline blending.

In 2008, the Argentine styrenics market (styrene and polystyrene) recorded a 16.4% drop compared to 2007.
In 2008 sales volumes of monomer styrene totaled 50.9 thousand tons, of which 36 thousand tons were sold in the domestic market, accounting for a 1% slight decline compared to 2007. Regional exports, in turn, dropped 7% compared to 2007.
Ethylbenzene sales volumes totaled 22 thousand tons, accounting for a 29% decrease compared to 2007. This decline was mainly attributable to the start up of the new Innova ethylbenzene plant in September 2008 which derived in the suspension of ethylbenzene deliveries from Argentina.
During 2008 polystyrene and BOPS sales volumes dropped 16.3% compared to 2007, totaling 60.7 thousand tons, as a result of a reduced domestic demand.
In the elastomer market, sales volumes decreased 12.2% to 48.1 thousand tons reflecting a decline in both domestic sales and exports. In the domestic market, sales volumes dropped as a result of a lower activity level in tires, auto-parts and technical devices relating to automobiles.
As of December 31, 2008, our estimated market share of the following products in Argentina was:
•	Styrene and Polystyrene — 89%

•	Styrene butadiene rubber (“SBR”) — 98%.
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
We have approximately 400 customers throughout Argentina. Of these, 130 are distributors with their own storage facilities, which complement our warehouses and assistance centers in twelve strategically located agricultural regions.
In 2008, sales volumes totaled 483 thousand tons, a 28% decline compared to 2007, as result of lower demand as a result of the combined effect of the conflict between the government and the farm sector in the first half of 2008, a historical drought and a strong drop in the price for grains attributable to the global financial crisis.

The following table sets forth production and sales by major product for both the styrenics and fertilizers divisions in Argentina for fiscal years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006
Production (thousands of tons):
Styrene (1)	122	116	95
Synthetic rubber (2)	45	54	53
Urea	67	47	58
UAN and other liquid fertilizers	274	295	392
Polystyrene	59	62	57
BOPS	12	13	13

Sales (thousands of tons):
Styrene (1)	73	82	100
Synthetic rubber (2)	48	55	56
Fertilizers	483	673	747
Polystyrene and BOPS	61	73	72
Propylene	18	25	23

Sales (in millions of pesos):
Argentina	1,503	1,376	1,084
Outside of Argentina	477	417	500

Total	1,980	1,793	1,584

(1)	Including ethylbenzene.

(2)	Including SBR, NBR and butadiene.
Brazilian Operations
Our petrochemical operations in Brazil are conducted through Innova, our wholly owned subsidiary.
Innova has the first integrated complex in Latin America for the production of ethylbenzene, styrene and polystyrene. It is located at Triunfo Petrochemical Pole, Rio Grande do Sul, in southern Brazil. The styrene plant has a production capacity of 250 thousand tons per year, the polystyrene plant has a production capacity of 146 thousand tons per year.
The polystyrene plant uses approximately 137 thousand tons of styrene as feedstock to produce two grades of polystyrene (Crystal and High Impact). The remaining styrene is sold mainly in the Brazilian market for the production of synthetic rubber, expanded polystyrene, polyester and acrylic resins.
In September 2008, following an investment of approximately US$100 million, Innova opened a new ethylbenzene plant, one of the world’s most modern facilities in terms of technology, environment and occupational health. The new plant has an initial estimated production capacity of 270 thousand tons per year, which can be expanded to 540 thousand tons per year. The plant’s state-of-the-art technology and its location on the same styrene plant site allow for a significant reduction in costs.
In 2008, Innova’s performance included a total production of 206 thousand tons of ethylbenzene and 224 thousand tons of styrene. Polystyrene production reached 110 thousand tons in 2008.
Styrene sales totaled 145.6 thousand tons, a 6% rise compared to 2007 mainly attributable to the increase in the automobile industry and civil construction works in Brazil. Conversely, polystyrene volumes dropped 8% to 111.7 thousand tons, due to reduced exports.
Innova is the leading styrene and polystyrene producer and marketer in Brazil with a combined market share of 45%.

In addition, production of a new high-impact polystyrene grade started in October 2008 after two years of studies and tests. R830D marks a new grade generation in the refrigeration market, which demands high-performance materials, especially to reduce wall thickness, such as in door panels and inner boxes of refrigerators and freezers.
We also started the resale of Acrylonitrile-Butadiene-Styrene (“ABS”) resin . ABS is a plastic resin characterized by its high resistance to chemicals, good impact resistance, gloss, toughness and good processing capacity, used in the manufacture of electrical and electronic devices, household appliances, plates and shoes, among others. Early in 2008, the company closed the first ABS import operation with Formosa Chemical, located in Taiwan and in May 2008 the first negotiations started with Innova polystyrene clients also using ABS in their processes. The main objective for the year was to meet the demand from the main Polystyrene clients and penetrate the automobile market.
During the year 2007, Innova became the first petrochemical company in Brazil to receive a Restriction of Hazardous Substances (“ROHS”) certification, a European Union standard under which companies must demonstrate that their products conform to the required minimum level of substances harmful to the environment and human health.
The following table sets forth Innova’s styrene and polystyrene production and sales for fiscal years ended December 31, 2008, 2007and 2006.

	2008	2007	2006
Production (in thousands of tons):
Styrene	224	222	234
Polystyrene	110	123	113
Sales (in thousands of tons):
Styrene	146	138	136
Polystyrene	112	121	114
Other	53	71	94
Sales (in millions of pesos):
Brazil	1,571	1,353	1,007
Outside of Brazil	74	104	207

Total sales	1,645	1,457	1,214

Competition
The petrochemical market in which we compete is highly cyclical, and world market conditions have a strong impact on our results of operations. We are the only producer of styrene, polystyrene and elastomers in Argentina, but compete with other foreign producers, especially those in Brazil. In the fertilizers market, we compete with Profertil S.A., a urea and ammonia producer with a production capacity of one million tons per year and other companies who import and mix fertilizers such as Cargill, Nidera, Bunge and Yara. Profertil is owned by Repsol-YPF and Agrium S.A.
In Brazil, we compete with Dow Chemical, Basf, CBE and Videolar. Videolar only produces polystyrene, with an annual capacity of 120 thousand tons. Dow Chemical and Basf have a polystyrene production capacity of 120 thousand and 190 thousand tons per year, respectively. CBE have a styrene production capacity of 110 thousand tons per year.

GAS AND ENERGY
The Gas and Energy business segment serves to link together our energy businesses and allows us, by integrating our various businesses, to maximize profits from gas and electricity production and ensure self-supply.
Within this segment, we sell gas produced by our Oil and Gas Exploration and Production business segment, as well as imported gas. We also provide oil, gas and LPG brokerage and trading services. In addition, through our stake in TGS, we are engaged in the transportation of gas in southern Argentina and in the processing and marketing of natural gas liquids (“NGL”). In the electricity business, we are engaged in the generation, transportation and distribution segments, being positioned as a major player in the Argentine electricity market.
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
In 2008, in Argentina sales volumes of gas totaled 9.35 million cubic meters per day, which includes 0.15 million cubic meters per day imported from Bolivia. We sold, in turn, 3.32 million cubic meters per day in gas brokerage services. LPG sales volumes totaled 261 thousand tons, of which 32 thousand tons were sold under the brokerage modality. In 2008, two Automotive LPG points of sale were installed: one in Rojas and the other one in Bahía Blanca (both in the province of Buenos Aires) aimed at supplying captive fleets. In the province of Entre Ríos, ten irrigation facilities were converted to the dual fuel system (diesel oil and LPG).
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
Gas Transportation — TGS
Our Interest in TGS and Corporate Developments
We indirectly hold a 27.65% interest in TGS. TGS’s controlling shareholder is CIESA, which as of the date of this annual report holds approximately 55.3% of TGS’s capital stock. The remaining 44.7% of TGS’s capital stock is publicly held. TGS’s shares are listed on the Buenos Aires Stock Exchange and on the NYSE. CIESA is 50% owned by Petrobras Energía (directly and indirectly through our subsidiary Petrobras Hispano Argentina S.A.), 40% by the CIESA Trust (the “Trust”), and the remaining 10% by Enron Pipeline Company Argentina S.A., a subsidiary of Enron Corp. (together, “Enron”). CIESA’s and TGS’s current stock structure reflects the implementation of the first stage of the Master Settlement Agreement and the Mutual Release Agreement, signed by Petrobras Energía and certain Enron subsidiaries on April 16, 2004 (the “Master Settlement Agreement”), in connection with the restructuring of CIESA’s indebtedness. CIESA’s Board of Directors is composed of three of our representatives, two representatives of the Trust and one representative of Enron. TGS’s Board of Directors is composed of nine members, six of whom are CIESA’s representatives (three of whom are our representatives, two are representatives of the Trust and one is an Enron representative), and three independent directors, who must be unanimously approved by all the shareholders of CIESA. Pursuant to a shareholders’ agreement entered into on August 29, 2005 (the “Shareholders’ Agreement”) among Enron, the Trust and us, we have the right to appoint the chairman of the Board of Directors of both TGS and CIESA and the Chief Executive Officer of TGS.

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
In a second stage, pursuant to the terms of CIESA’s financial debt refinancing agreement entered into in September 2005, once the appropriate approvals are obtained from ENARGAS and the Comisión Nacional de Defensa de la Competencia (anti-trust authorities) (“CNDC”), CIESA will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares as partial settlement of the financial debt. These shares will then be transferred to Enron in exchange for the remaining 10% of its shareholding in CIESA and the creditors will then capitalize the financial debt balance. This second stage has not yet been completed.
Once the debt restructuring is completed, and considering that in addition to the foregoing share transfers: (a) the fiduciary ownership of the CIESA shares held by the trust fund would be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and (b) new shares would be issued for the benefit of the entity’s creditors, CIESA’s capital structure would be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.
On January 9, 2009 Ashmore Energy International Limited (now AEI), the only self declared holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997, announced its decision to terminate the Restructuring Agreement, to which AEI, CIESA and others were a party.
On January 28, 2009, CIESA brought an action before the Supreme Court of the State of New York, County of New York, USA (the “New York Court”), seeking a declaratory judgment that any claim brought by AEI against CIESA in connection with the Corporate Bonds was time-barred, due to the fact that the statute of limitations pertaining to any such claim had expired.
On April 2, 2009, CIESA filed an amended complaint including new causes of action of CIESA against AEI. In the amended complaint filed in the New York Court, CIESA seeks (i) a declaration that all claims under the Corporate Bonds are time-barred because the six-year New York statute of limitation period to seek recovery thereunder has expired, (ii) on a subsidiary basis to the first claim, that CIESA be paid damages in an amount not to exceed US$300 million for breach of the Restructuring Agreement, (iii) on a subsidiary basis to the first and second claims, that the strict performance of the Restructuring Agreement be ordered, and (iv) that AEI be ordered to refrain from filing any claim against CIESA under the Corporate Bonds.

On April 21, 2009, AEI filed a motion before the New York Court to dismiss CIESA’s amended complaint, or in the alternative, for a stay of the action. AEI argued in its motion that the complaint by CIESA should be dismissed on comity grounds, for failure to state a claim, or in the alternative, in favor of pending proceedings in Argentina.
On May 4, 2009, CIESA filed its reply to the motion to dismiss the complaint rebutting the arguments of AEI and requesting of the New York Court that CIESA’s complaint be sustained. On May 14, 2009, CIESA and AEI appeared in the New York Court for oral argument regarding AEI’s motion to dismiss. As of the date of this annual report, the New York Court has not rendered a decision on the motion to dismiss.
Separately, on April 6, 2009, CIESA was given notice of a petition in bankruptcy filed in Argentine bankruptcy court by AEI in relation to the recovery of part of the Corporate Bonds for a total nominal value of US$127 million. On April 16, 2009 CIESA answered the notice to the petition in bankruptcy and objected to it on the following grounds, among others: (i) failure to meet the admissibility requirements for a petition in bankruptcy considering there is no enforceable claim because the claims under the Corporate Bonds are time-barred under the New York law governing them, (ii) CIESA is not in a state of insolvency, and (iii) abusive and improper use by AEI of the petition in bankruptcy to get out of the statute of limitations action previously brought in the courts of competent jurisdiction in the State of New York, and unlawfully seek the individual recovery of an alleged claim by means of proceedings designed for a very different purpose.
Business
TGS began operations in late 1992 as a part of the privatization of the Argentine energy sector. Currently, TGS is the leading gas transportation company in Argentina, delivering about 61% of total gas transported in Argentina. TGS is also one of the leading natural gas liquid (“NGL”) producers and traders, both in the domestic and international markets, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation.
Petrobras Energía provides services to TGS related to the operation and maintenance of the gas transportation system and related facilities and equipment to ensure that the system performance is in conformity with international standards and in compliance with certain environmental standards.
The following chart shows statistical information relating to TGS’s business segments for fiscal years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006
Regulated Segment:
Average firm committed capacity (1)	73.3	72.7	71.6
Average daily deliveries (1)	63.0	63.0	61.2
Annual load factor (2)	86%	87%	86%
Unregulated Segment:
Liquids total production (3)	891.4	828.6	1,036.4
Processing capacity at year end (1)	46.0	46.0	43.0

(1)	In millions of cubic meters per day.

(2)	Corresponds to the quotient of the average daily deliveries and the average firm contracted capacity.

(3)	In thousands of tons.

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
TGS transports gas through more than 8,611 km of pipelines, of which almost 7,572 km belong to TGS, with a firm contracted capacity as of December 31, 2008, of 73.3 million cubic meters per day. Pursuant to these contracts, the capacity is reserved and paid for irrespective of the actual use by the customer. Almost all capacity of the gas transportation pipelines in Argentina is currently apportioned among gas distribution companies, large industrial customers and gas-fired power plants under firm long-term transportation contracts. The total average life of its firm transportation contracts is approximately ten years. In addition, TGS provides interruptible transportation services under which gas transportation is dependent on the availability of capacity.
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
TGS has made significant investments in its business since the privatization. As a result, compression power has been increased from 429,030 HP in 1992 to 608,900 HP in 2008 and transportation capacity has been increased from 42.9 million cubic meters per day to 73.3 million cubic meters per day by the end of 2008.
Gas Trust
In light of the lack of expansion of the natural gas transportation system over recent years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the terms of the utility contracts is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine government established the framework for the creation of a trust fund, the Gas Trust, aimed at financing the expansion of the national gas transportation system.
Within this framework, the first expansion of the San Martín pipeline was completed in August 2005, which increased the transportation capacity by 102 millions of cubic feet per day. This project involved the construction of approximately 509 km of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units. The works financed by these means belong to the Gas Trust. TGS, as well as being in charge of the management of the works, is responsible for the operation and maintenance of the gas trust assets.

In April 2006, the Argentine Government and gas transportation companies, among others, agreed to carry out a second and much more significant expansion of the gas transportation pipeline system. Upon completion, this expansion would increase the transportation capacity of TGS’s pipeline system by 378 million cubic feet per day.
Expansion works will belong to a financial trust for works and will be financed by other financing trusts, whose beneficiaries are the shippers who subscribed the incremental capacity. The expansion works will be paid by means of a new tariff charge on industries, power plants and large and medium-sized businesses.
In December 2008, expansion works for an additional 78 million of the planned 378 million cubic feet per day of additional transportation capacity were completed and came into operation. In 2009, an additional expansion of 169 million cubic feet per day of transportation capacity is expected to be carried out, including the construction of a new pipeline across the Straits of Magellan, which will allow gas transportation from Tierra del Fuego.
Tariff Renegotiation Process
As a consequence of the Public Emergency Law that pesified and prohibited the increase of tariffs, revenues from the Regulated Energy Segment have declined considerably. The gas transportation segment represented 36%, 41% and 38% of the total revenues of TGS in 2008, 2007 and 2006, respectively, while from the time of TGS’s privatization through 2001, revenues for this segment represented approximately 80% of TGS’s total annual revenues. TGS is still engaged in discussions with UNIREN regarding the renegotiation of its tariffs. As a result, and despite contracted capacity increases, the profitability of the regulated business has not yet been restored.
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
On October 9, 2008, TGS executed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system devised under the same agreement. The tariff increase will become effective after the ratification of the provisional agreement by the Argentine Executive Branch. This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the transportation license to be entered into with the National Government. In this respect, in October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase), aimed at renegotiating the license terms and starting an overall tariff review process. As of the date of this annual report, TGS is evaluating this proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the date the Public Emergency Law expires. If no agreement is reached, UNIREN will submit a report to the Executive Branch recommending what future actions to take, if any.

Non-regulated Businesses
In addition to the regulated segment of natural gas transportation, TGS is one of the leading processors of natural gas and one of the largest traders of NGL. NGL production and distribution involves the extraction of ethane, propane, butane, and natural gasoline from the gas flow that arrives to the General Cerri Complex, located near Bahía Blanca, in the Province of Buenos Aires, which is connected to TGS’s main pipelines. TGS has two gas processing plants at the General Cerri Complex: (1) an ethane, propane, butane and natural gasoline turbo expander separating plant and (2) an absorption plant which extracts propane, butane and gasoline from the gas transported through the TGS’s pipeline system, with a gas processing capacity of 46 million cubic meters per day and a storage capacity of 54,840 tons. After extraction, TGS sells these products in the domestic and international markets. TGS also stores and ships the products at facilities located in Puerto Galván. These activities are not regulated by ENARGAS.
NGL production and distribution net revenues accounted for approximately 57%, 53% and 55% of TGS’s net revenues in 2008, 2007 and 2006, respectively. TGS’s operations were benefited by a significant increase in market price for exports of propane, butane and natural gasoline. NGL production in 2008, 2007 and 2006 totaled 891.4 thousand tons, 828.6 thousand tons and 1,036.4 thousand tons, respectively. See “Item 5. Operating and Financial Review and Prospects—Analysis of Equity in Earnings of Affiliates”.
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
On a day-to-day basis, TGS competes, to a limited extent, with Transportadora de Gas del Norte S.A. for interruptible transportation services and for new firm transportation services made available as a result of expansion projects from the Neuquén basin to the Greater Buenos Aires area. Interruptible transportation services accounted for only 7% of TGS’s regulated business net revenues for 2008. The relative volumes of such services will depend mainly upon the specific arrangements between buyers and sellers of gas in such areas, the perceived quality of services offered by the competing companies, and the applicable rate for each company.
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
For the ten years prior to 2008, electricity demand in Argentina strongly increased at an average rate of 5.2% per year, exceeding the growth in gross domestic product for the same period. However, during 2008 the rate of growth declined as a consequence of a warm winter and the onset of the global economic crisis. In 2007 and 2006, electricity demand grew approximately 5.6% and 5.5%, respectively, while in 2008 growth was 2.9% compared to 2007 reaching 102,950 GWh for the year, mainly as result of increased industrial and residential consumption. Total electricity generation, including imports and exports, totaled 112,326 GWh (59.5% attributable to thermoelectric plants, 32.8% to hydroelectric plants, 6.1% to nuclear plants and 1.6% to imports). During the first quarter of 2009, demand for electricity dropped 1% compared to the same quarter of 2008 as a result of a 13% decrease in energy consumption by industrial clients, notwithstanding an increase in residential demand partly attributable to higher temperatures. The reduced demand for gas by industrial clients resulted in an increased participation of thermal generation and a reduction in the use of liquid fuels for electricity supply. As of December 2008 installed generation capacity stood at 25,411 MW, representing a growth of approximately 70% since the privatization of electricity services in the early 1990s.
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
The allocation of electricity dispatched to the wholesale electricity market, whether such electricity is produced under firm contracts or for the spot market, is subject to market rules based on the lowest variable cost of electricity generation. See “Regulation of our Businesses—Argentine Regulatory Framework—Electricity”. Since Genelba uses combined cycle technology for a natural gas-fired power plant, our short-run variable cost is expected to be lower than the cost of most other thermoelectric power plants, granting significant competitive advantages to Genelba. Therefore, the Wholesale Electricity Market Administration Company (Compañía Administradora del Mercado Mayorista Eléctrico S.A.) (“CAMMESA”) is expected to dispatch Genelba’s generating capacity before that of most other thermoelectric plants. Genelba stands out in the Argentine electricity market for its high reliability and efficiency. The plant is recognized as one of the combined cycle electric power plants with the highest availability.
During 2007, Petrobras Energía’s Board of Directors approved construction of a new 170 MW open cycle gas-fired turbine. This thermoelectric plant will be close to the existing Genelba plant, in Marcos Paz. The project has been approved by the Ministry of Federal Planning, Public Investment and Services and commercial operations are scheduled to start by July 2009. In addition, construction started in connection with the Ecoenergía 14MW power plant. This plant is located at TGS’s General Cerri complex, in Bahía Blanca, and commercial operations are scheduled to start by the end of 2009.

We were awarded a 30-year concession beginning in August 1999 for hydroelectric power generation at Pichi Picún Leufú Hydroelectric Complex. The complex has three generating units with an installed capacity of 285 MW.
Pursuant to our concession contract and applicable laws, from August 2002 we paid 1% in hydroelectric royalties, with scheduled annual increases of 1% per year until royalties reach a cap of 12%, based upon the tariff rate applied to block sales of the electricity sold. As of December 31, 2008, we paid hydroelectric royalties at a rate of 7%. In addition, we pay the Argentine government a monthly fee for the use of the water source amounting to 0.5% of the same amount used for the calculation of hydroelectric royalties.
In 2008, Genelba generated 5,111 GWh of electricity, with an availability factor of 92.6%. Along these lines, Genelba reached a 4.6% share of total power generation for the year and an 8.1% share of thermal generation. The reliability factor was 94%. In 2007, Genelba generated 4,405 GWh, with an availability factor of 84%.
In addition, HPPL generated 1.082 GWh, with an 89.6% availability factor and a 100% reliability factor. HPPL had an approximately 0.9% share of total power generation for the year and a 2.9% share of hydraulic generation. By comparison, in 2007 HPPL generated 741 GWh of electricity.
Genelba and HPPL, together, account for approximately 5.5% of the power generated in the Argentine electricity system. The joint operation of the generating units minimizes income volatility, capitalizing on the natural barriers existing among the different energy resources used for power generation.
The following chart details energy generation and sales figures for Genelba and HPPL for fiscal years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006
Power Generated (Gwh)	6,193	5,146	6,434
Power Sold (Gwh):
Forward market	2,578	2,421	2,300
Spot market	4,209	3,300	4,656

Total sales	6,787	5,721	6,956
Sales (in millions of pesos)	697	518	500
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
Enecor entered into a maintenance agreement with the Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”), which in June 2008 has been extended for a period of ten years. Transener owns the majority of the national interconnection system, including almost all of the 500 kV transmission lines.

Electricity Distribution: Edesur
Edesur was created as part of the privatization of the Buenos Aires electricity distribution network. We currently own 48.5% of Distrilec, which, in turn, owns 56.35% of Edesur. Petrobras Energía and Enersis/Chilectra Group, owned by ENDESA S.A., are the only shareholders of Distrilec and, pursuant to a shareholders’ agreement, both parties have the right to elect an equal number of directors, with an equal number of votes to approve all the resolutions at meetings of the Board of Directors.
In 1992, Edesur was awarded an exclusive license by the Argentine government to distribute electricity in the southern area of the Federal Capital and 12 districts of the Province of Buenos Aires, serving a residential population of approximately 6 million inhabitants. The license expires in 2087 and is renewable for an additional 10-year period. By the end of 2008, Edesur’s clients totaled 2,262,231 accounting for a 1.55% net increase compared to 2007. This indicator continues the upward trend resumed in 2003, after two years of decline. Edesur has added more than 425,000 customers since its privatization. Some of these customers were added as a result of new electricity lines and others, who had been receiving electricity outside the system, are now fully connected and duly billed.
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
In August 2005, Edesur signed a Memorandum of Agreement (“MOA”) with UNIREN as part of the renegotiation of its concession contract. The MOA included the terms and conditions which would be the basis for the adjustment of Edesur’s concession agreement. The MOA provided that between the execution of the MOA and June 30, 2006 an overall rate review would be performed in order to establish a new rate schedule effective August 1, 2006 and for five subsequent years. In addition, the MOA provided an interim period for which the following was agreed upon: (i) an interim rate schedule as from November 1, 2005 with an increase in the average rate not exceeding 15%, applicable to all rate categories except for residential users, (ii) a cost monitoring system which allows for reviewing rate adjustments, (iii) restrictions on dividend distribution and debt interest payments during 2006, (iv) investment commitments for 2006, (v) service quality standards and (vi) restrictions on Distrilec with regard to changes in its interest or sale of its shareholdings in Edesur. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy put off the effectiveness of the new rate system until February 1, 2009. As of the date of this annual report, there have been no new resolutions about the overall tariff review.

In February, 2007, as a consequence of the full effectiveness of the terms and conditions of the MOA, a 23% increase was applied to Edesur’s distribution costs (not affecting T1R1 and T1R2 residential tariffs), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% was also applied to the aforementioned distribution costs for the execution of a work plan. In addition, the National Electricity Regulator (Ente Nacional Regulador de la Electricidad) (“ENRE”) authorized, as of May 1, 2006, the application to the aforementioned costs of a 9.962% positive variation in the cost monitoring system indexes provided under the MOA. Subsequently, under Resolutions No.1838/2007 issued by the Secretary of Energy and No. 867/2007 issued by ENRE, a 9.75% adjustment according to the cost monitoring system provided for under the MOA was approved for the May 2006-April 2007 period, applicable as from May 2007 sales.
On July 31, 2008 ENRE issued Resolution No 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.
On June 1, 2009, Edesur received a notice from ENRE demanding the suspension of dividend distribution in the amount of P$65 million that had previously been approved at the Shareholders’ Meeting held on March 16, 2009, on the grounds of non-compliance with the formal request for dividend distribution according to the MOA. The Board of Directors of Edesur resolved, on grounds of prudence and without any acknowledgment of rights or facts, to abide by the terms of the notice sent by ENRE and requested that ENRE reconsider its demand.
Edesur has applied all the additional resources received to maintain the provided services and to finance the investment plan, which was the higher from the beginning of the enactment of the Public Emergency Law.
Although this represents significant progress, Edesur was not able to restore the economic and financial balance to its operations that existed prior to the devaluation of the peso and pesification of tariffs that was imposed in January 2002.
The chart below sets forth Edesur’s annual power sales for each type of user for fiscal years ended December 31, 2008, 2007 and 2006.

	Annual sales in Gwh
	2008	2007	2006
Sales in Gwh:
Residential	6,199	6,063	5,638
General	3,179	3,109	2,967
Large users	6,518	6,375	6,232

Total	15,896	15,547	14,837

Sales (in millions of pesos)	2,048	1,842	1,412
Argentina’s recent economic growth has had an impact on the demand for electricity, which has surpassed consumption levels recorded prior to the 2001 crisis. Within Edesur’s concession area, demand increased to 18,083 GWh, or 1.9%, compared to 2007, with a 3,320 MW peak demand record in November 2008. As a result, the network is close to overloading. In addition, electricity sales also hit maximum historical values with total annual sales of 15,896 GWh, accounting for a 2.24% increase compared to 2007.

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
We insure against material damages, control of wells, especially where we have gas production, and third-party liability, including marine liabilities.
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
All projects and installations under construction are required to be insured in compliance with the contract for any damage and liability risk.
We also carry insurance for workmen’s compensation and automobile liabilities.
Our main areas of coverage include the following different types of deductibles:
•	US$10,000,000 for combined claims for property damage for all our businesses;

•	US$5,000,000 for control of wells; and

•	US$5,000,000 in ocean and non-ocean marine third-party liability.
Our insurance decisions are based on our requirements and available commercial and market opportunities. Our facilities are regularly subject to risk surveys undertaken by international risk consultants.

PATENTS AND TRADEMARKS
Minor portions of our commercial activities are conducted under licenses granted by third parties. Royalties related to sales associated with such commercial activities are paid under the relevant licenses. We use the name “Petrobras” with the permission of Petrobras.
QUALITY, SAFETY, ENVIRONMENT AND HEALTH
Petrobras Energía is a socially and environmentally responsible corporation that promotes continuous improvement. This commitment lies at the core of our corporate mission. We believe that caring for the environment in which we operate and for the safety and health of individuals is an essential condition for the activities we develop.
Our Quality, Safety, Environment and Health (“QSEH”) policies, incorporate state-of-the-art concepts, including: eco-efficiency, life cycle, continuous improvement and leadership. This is implemented through the use of 15 guidelines for practical and customary action, each aimed at responsible behavior-based development.
We have complied with international audits and certifications with respect to environmental management, quality, safety and occupational health. We have 24 assets certified under internationally recognized standards, including ISO 14001, ISO 9001 and OHSAS 18001/IRAM 3800, which are maintained through regular third-party audits.
Excellence in Management
We are moving towards Excellence in Management through the use of outstanding Management Tools such as the Excellence in Management Program and the Management Evaluation Program for Safety Environment and Health (“MEP-SEH Program”).
The Excellence in Management Program, developed by Petrobras based on the Brazilian National Quality Award, was first implemented in Petrobras Energía in 2004 and involved the evaluation of units from all business segments by a team of evaluators from other international units of Petrobras. This program measures business management and identifies strengths and opportunities for the implementation of improvement plans focused on excellence. In 2007 the program was redesigned and optimized through the development of a new simplification process that facilitates self-evaluation assisted by a team of Petrobras experts.
The MEP-SEH Program started in 2004 verifies site adherence to the Safety, Environmental and Occupational Health Policy and its 15 Safety, Environmental and Health (“SEH”) Corporate Guidelines. This verification involves triennial evaluations conducted by specialized assistants from Petrobras System locations, selected by our Head Office.
To guarantee the effective implementation of our SEH policy and guidelines, we developed a set of corporate management tools under the Process Safety Program (“PSP”). This program, which launched in April 2004 and concluded in October 2006, diagnosed management in 23 production units and centralized functions, and interviewed over 300 members of management, employees and contractors. The results of this program were an input to our QSEH strategic agenda for 2007-2015.
Another goal of Petrobras Energía is to promote transparent and integrated management, while improving the efficiency of operations. Therefore, in 2007, the Company completed the implementation of the Standardization Process, based on the application SINPEP (Petrobras’ Electronic Integrated Standardization System), software developed by Petrobras for all its units to facilitate the creation, implementation and improvement of standards for organizational process management.

In order to avoid the occurrence and repetition of unexpected events, the Anomaly Management process has been implemented since 2006. This process enables tracking, traceability and learning from critical situations to avoid repeated damage to individuals, property and/or the environment.
Throughout the last few years, results showed a permanent improvement in QSEH processes as well as in management indicators, based on the strong commitment of the management and high employee motivation.
Safety
In order to reduce our risk of accidents, a series of preventive measures were developed, which focused on and were addressed to Petrobras Energía’s supervisors and contractors’ supervisors as well as to Petrobras Energía’s management staff through the Proactive Leadership Program.
We also launched the Leadership Program in Injury Prevention, essentially addressed to contractors’ supervisors, who are trained so that they may, in turn, provide employees in their area with specific training in safety movement, hand care and accident prevention.
Since 2005, we have conducted our Contractor Staff Ranking and Certification process, through which more than 10,000 employees were trained to implement our SEH policies and guidelines.
In 2008 we worked on the implementation of a risk analysis process that coordinates planning related to tasks that pose risks to individuals, the environment and the Company. As a result of this analysis, the safest way to perform a task is provided, including the identification of possible emergencies. During 2008, we also implemented a significant program of asset audits in order to monitor the status of compliance with these preventative processes.
With respect to road safety, since 2004, we have implemented certain best practices related to the safety, environmental and health management of the transportation by land of liquid fuels. At present, we have 350 tankers that travel approximately 46 million kilometers per year throughout Argentina. This transport implies a high exposure to risk for our drivers, community members, equipment and product, including environmental risks. In response to this risk, management has focused on three main aspects: professional training of drivers, fleet condition and maintenance and risk analysis relating to the area where the units travel. The implementation of these practices resulted in a strong reduction in the Company’s accident rate. In addition, since 2005 the Company has conducted driver safety training to employees that drive Company vehicles, as well as supervision to ensure compliance with existing standards.
Environment
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
Since July 2003, our Inventory System of Atmospheric Emissions (“SIGEA”) project has assisted us in reducing our atmospheric emissions by enhancing our decision-making process for new investments, particularly in terms of energy conservation and eco-efficiency. Additionally, the SIGEA project has helped us detect improvements that will facilitate our participation in carbon credit markets. During 2008, ICF International consulting company conducted a verification of Petrobras Energía’s greenhouse gas emissions inventory. Oil and Gas Exploration and Production assets in Argentina, Ecuador and Peru as well as Refining and Distribution and Petrochemicals facilities in Argentina were subject to audits.

We implemented clean-up projects in our oil fields and refineries, focused on contaminated water and soils. The Waste Corporate Management System (Sistema Corporativo de Residuos) (“SCR”), which has been implemented during 2008 in all our business units, was created for the purpose of recording and supervising waste inventories.
After a rigorous economic, social and environmental evaluation, Petrobras Energía, through Petrobras, has once again qualified for inclusion in the Dow Jones Sustainability Index. This index evaluates corporate sustainability in almost 60 economic sectors worldwide.
Environmental Training
In 2006, Petrobras Energía worked to promote the environmental knowledge and awareness of internal and external stakeholders in the communities around its assets, and organized an e-learning course about sustainability, life cycle analysis and eco-efficiency with the participation of employees from all South American countries where we operate.
Likewise, we continued technically and financially supporting the Global Learning Observations to Benefit the Environment, which promotes the practical study of environmental science and care at educational institutions.
Emergency Response
The Company is actively engaged in preventing, preparing for, and responding to emergency situations, with an emphasis on minimizing damage and rapidly restoring previous conditions in the event of an accident.
Petrobras Energía is party to a mutual assistance agreement with Petrobras, our controlling shareholder, whereby we have committed to assist each other during possible spills in our land and maritime operations.
In 2005, we created emergency response bases, which are distributed throughout different strategic points in Argentina (nautical and ground bases), all of them with the necessary equipment and personnel for effective performance in an emergency.
We regularly conduct land and nautical drills to develop the skills and competency needed to carry out our emergency plans in different sectors. These drills are carried out within the framework of our SEH policy, and coordinate the activities of various parties who would be called upon in an emergency, such as the fire department, police, our customer service centers, contractors, and our own employees. Between 2004 and 2008, more than 1,000 individuals from the emergency-response community, including civil defense and firemen, have been trained in techniques for reducing leaks and fire fighting related to land transportation. Through the responses to these drills, we are able to analyze information, assess situations by ranking the seriousness of each scenario on site, establish response strategies, and study the development of joint intervention techniques, rescue assistance and protection.
Petrobras Energía is the only company in Argentina that has an environmental agents program, which is based on growth-oriented, proactive and responsible responses, and involving three stakeholders: the community, governmental authorities and Petrobras Energía. Since 2004, approximately 700 people have been trained under this program. In 2007, the program was carried out for the first time in Block 18 in Ecuador with the participation of local communities.
In 2008, we organized five workshops on handling of hazardous material emergencies relating to road transportation in several locations within the country. The workshops culminated in road accident drills based on a range of different scenarios such as fire, spills and human injuries. In addition, a nautical simulation drill for tankers was conducted to test our National Contingency Plan, developed when we became the owner of the Poti tanker in March 2008.

Health
Petrobras Energía has implemented a Health Promotion and Protection Program, which prioritizes the quality of life of our employees. The principal components of the program are health promotion, stress management, physical activity, healthy diet and disease and accident prevention through early detection and control of epidemiological risk factors. Program activities include workshops on stress, sedentary life-style, healthy diet and a smoking reduction plan. Since 2005, 4,100 employees have participated in these programs.
In order to encourage physical activity, we opened health promotion centers—gyms and aerobics tracks—in several plants and executed agreements with fifteen private gyms in Buenos Aires. As a result, 2,500 employees and related family members are exercising at these facilities. We have also made preventive dental checks available to all employees to improve dental health and minimize health risk factors.
In addition, since 2005 we have provided CPR (cardiopulmonary resuscitation) and first-aid training to 3,000 individuals, and more than 200 people have participated in our smoking reduction program. Families are eligible to participate in our health promotion program workshops, and we were certified by the Ministry of Health in 2007 as a smoke-free work place. Moreover, in December 10, 2008 we obtained a heart safe certificate from the Argentine Federation of Cardiology in connection with all assets in Argentina, certifying that the Company has all the necessary elements and trained personnel in case of a heart attack emergency.

REGULATION OF OUR BUSINESS
Argentine Regulatory Framework
Petroleum
Overview
The Argentine oil and gas industry is regulated by Law No. 17,319 (the “Hydrocarbons Law”), enacted in 1967, and natural gas is regulated by Law No. 24,076 (the “Natural Gas Law”), enacted in 1992. The Hydrocarbons Law, which sets forth the general legal framework for the exploration and production of oil and gas, allows the federal executive branch of the Argentine government to establish a national policy for the development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.
Originally, the Hydrocarbons Law provided that all oil and gas reserves located within the Argentine territory were owned by the federal government but in 1992, a new regulatory framework was implemented in response to several changes in the Argentine oil and gas industry after the privatization of Yacimientos Petrolíferos Fiscales Sociedad del Estado (“YPF”), and Gas del Estado (“GdE”). In order to response to these changes Law No. 24,145 (the “Privatization Law”) was enacted. Pursuant to the Privatization Law, the federal government transferred ownership of oil and gas reserves to the government of the provinces in which these reserves were located, upon satisfaction of certain conditions. Furthermore pursuant to section 124 of the Argentine Constitution, as amended in 1994, provinces were also granted primary control over natural resources existing in their respective territories. In 2007, Law 26,197 (the “Federalization Law”) amended the Hydrocarbons Law to also provide that oil and gas areas belong either to (and should be administrated by) the federal government or the provinces, depending on the territory where the relevant areas are located.
Fields located in the area lying between twelve nautical miles from the coastline and the outer boundary of the continental shelf belonging to the federal government. All the fields lying within the various provinces or in offshore areas within twelve nautical miles of the coast belong to the provinces or the City of Buenos Aires, as applicable. The Federalization Law also divides authority over hydrocarbon transportation concessions between the federal government and the provinces, as discussed in detail below under “—Federalization Law.”
As a result of the Federalization Law, all oil and gas exploration permits and production concessions as well as other types of exploration and/or exploitation contracts with respect to the fields located in provincial territories, where originally granted by the federal government, were transferred to the relevant provinces by operation of law without affecting the rights or obligations of permit or concessions holders. Transportation concessions within provincial territories were also transferred to the relevant provinces.
The Hydrocarbons Law allows the federal government to establish national policies for the development of Argentine reserves and to set out federal energy policy. Provinces have the right to (i) control and conduct surveillance of permits, concessions and exploration and exploitation agreements, (ii) enforce compliance of the terms and conditions of permits, concessions and explorations and exploitation contracts, (iii) approve the extension of the terms of permits, concessions and exploration and exploitation agreements, and (iv) impose fees.
Following, the enactment of the Federalization Law, several provinces (i.e., Chubut, Río Negro, La Pampa and Mendoza) conducted public biddings processes for the granting of new exploration permits and, eventually, production concessions.
While privatized, the oil and gas industry still remains heavily regulated, particularly with respect the granting of exploration and production rights, restrictions and productions export, taxes and fees on gross production, and specific investment obligations related the drilling activities, and other environmental controls and works.

Exploration and Production
Pursuant to the Hydrocarbons Law, exploration and production of oil and gas is carried out though exploration permits, production concessions, exploitation contracts or partnership agreements. Nevertheless, the Hydrocarbons Law permits surface reconnaissance of territories not covered by exploration permits or production concessions, with authorization if the Argentine Secretary of Energy and the permission of the owner of the land. Information obtain through surface reconnaissance must be provided to the office of the Secretary of Energy, which is prohibited from disclosing it for a period of two years, without the prior authorization of the party that conducted the except in connection with the granting of exploration permits or production concessions.
The Hydrocarbons Law originally granted exploration permits and production concessions at the federal level through a competitive bidding process. Since the enactment of the Federalization Law, this power is exercised by both the federal and provincial governments, as applicable. Companies and individuals seeking to obtain oil and gas permits and participate in concession biddings need to satisfy certain registration requirements with the Secretary of Energy. Permits granted to third parties in connection with the deregulation and demonopolization process were granted in accordance with procedures specified in certain decrees, known as the Oil Deregulation Decrees, issued by the federal executive branch. In 1991, the federal executive branch established a program under the Hydrocarbons Law, known as the Argentina Exploration Plan, pursuant to which exploration permits may be auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unexplored areas up to 10,000 square kilometers (15,000 square kilometers for offshore exploration), and may have a term of up to 14 years (17 years for underwater exploration). The Argentina Exploration Plan remains in effect.
In the event holders of an exploration permit discover commercially exploitable quantities of oil or gas, such holders will be entitled to obtain an exclusive concession for the production and exploitation of the relevant reserves. The production concession provides its holder the exclusive right to produce oil and gas from the area covered by the concession for a term of 25 years (plus, in certain cases, a part of the unexpired portion of the underlying exploration permit), which may be extended by the relevant authority for an additional ten-year term. A production concession also entitles the holder to obtain a transportation concession for the transport of the oil and gas produced.
Under the Hydrocarbons Law, holders of exploration permits and production concessions are required to carry out all necessary works to find or extract hydrocarbons, using appropriate techniques, and to make the investments specified in their respective permits or concessions. In addition, holders must avoid damage to oil and gas fields and waste of hydrocarbons, must undertake adequate measures to prevent accidents and damage to agricultural activities, the fishing industry, communications networks and ground water, and must comply with all applicable federal, provincial and local laws and regulations.
Holders of production concessions are required to pay for such permits and concessions, and certain royalties to the federal government. Please see “—Royalties” below for more detail.
Exploration permits and production or transportation concessions are subject to termination upon breach or violation of applicable laws, regulations, permits or concessions terms or upon the bankruptcy of the permit holder or concessionaire. In the event of the expiration of exploration permits or production concessions, all oil and gas wells, operating and maintenance equipment and ancillary facilities automatically revert to the federal or provincial government, without payment to the permit holder or concessionaire.

Exploration permits and production concessions can be partially or totally assigned with prior authorization of the executive branch.
No early termination is provided under the Hydrocarbon Law due to a change of control in the company’s equity, however, change of control clauses may be included under the relevant exploration permits or production concessions.
Authorized Governmental Agency
The office of the Secretary of Energy is the federal governmental agency in charge of enforcing the Hydrocarbons Law. However, the federal executive branch is in charge of determining areas in which hydrocarbons activities are to be encouraged and the granting of permits and concessions. Pursuant to the Federalization Law, each province is the application authority of the Hydrocarbons Laws within its own territory.
State-Owned Energy Company
In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company called Energía Argentina S.A. (“ENARSA”). The corporate purpose of ENARSA is to carry out, through third parties or through joint ventures with third parties, (i) studies, exploration and exploitation of hydrocarbon natural reserves, (ii) the transportation, processing and sale of hydrocarbons and their direct and indirect by-products, (iii) the transportation and distribution of natural gas and (iv) the generation, transportation, distribution and sale of electricity. Moreover Law No. 25,943 granted to ENARSA all exploration concessions in respect of all national offshore areas located more than twelve nautical miles from the coastline, up to the outer boundary of the continental shelf, that were vacant at the time of the effectiveness of this law (i.e., November 3, 2004). Therefore, any future exploration of offshore areas must be done in joint venture with ENARSA.
Net Worth Requirements
The Hydrocarbons Law requires that, to engage in any exploration, production or transportation of oil and gas activity, companies must comply with certain capital requirements and financial solvency standards.
Secretary of Energy Resolution No. 193/03, states that in order to receive and maintain permits or concessions, the permit holder or concessionaire must have a minimum net worth of P$2 million, in the case of land areas, and P$20 million, in the case of the offshore areas, and that such minimum net worth must be maintained for the entire term of the permit of concession. Non-compliance with this requirement may result in penalties, including fines or even removal from the register of oil companies of the Secretary of Energy. Up to 70% of these net worth requirements may be satisfied by means of financial banking or other guarantees.
Federalization Law
The Federalization Law was published in the Official Bulletin on January 3, 2007, and amended the Hydrocarbons Law to clarify the federal and provincial governments’ ownership rights over liquid and gaseous hydrocarbon fields, based upon their location. As noted above, the Federalization Law transferred ownership of all hydrocarbon reservoirs that are onshore or within twelve nautical miles of the coast to the provinces and the City of Buenos Aires, and provided for federal government ownership of reservoirs more than twelve nautical miles from the coast, until the outer limit of continental shelf. Pursuant to the Federalization Law, the Argentine Congress shall continue to enact laws and regulations to develop oil and gas resources existing within all of the Argentine territory (including marine resources), but the governments of the provinces where the hydrocarbon reservoirs are located shall be responsible for the enforcement of these laws and regulations, the administration of the hydrocarbon fields and shall act as granting authorities for the exploration permits and production concessions. However, the administrative powers granted to the provinces shall be exercised within the framework of the Hydrocarbons Law and the regulations complementing this law. Consequently, even though the Federalization Law established that the provinces shall be responsible for administering the hydrocarbon fields, the Argentine Congress retained its power to issue rules and regulations regarding the oil and gas legal framework. Additionally, the Argentine federal government retained the power to determine national energy policy. It is expressly stated that the transfer will not affect the rights and obligations of exploration permit and production concession holders, or the basis for the calculation of royalties, which shall be calculated in accordance with the concession title and paid to the province where the reservoirs are located. The Federalization Law provides that the Argentine government shall retain the authority to grant transportation concessions for: (i) transportation concessions located within two or more provinces territory and (ii) transportation concessions directly connected to export pipelines for export purposes. Consequently, transportation concessions which are located within the territory of only one province and which are not connected to export facilities have been transferred to the provinces.

Finally, the Federalization Law grants the following powers to the provinces: (i) the exercise in a complete and independent manner of all activities related to the supervision and control of the exploration permits and production concessions transferred by Law No. 26,197; (ii) the enforcement of all applicable legal and/or contractual obligations regarding investments, rational production and information and surface fee and royalties payment; (iii) the extension of legal and contractual terms; (iv) the application of sanctions provided in the Hydrocarbons Law; and (v) all the other faculties related to the granting power of the Hydrocarbons Law.
As of the enactment of the Federalization Law on January 3, 2007, each enforcement authority was made a counterparty to the different permits and concessions granted, with all the powers set forth in the Hydrocarbons Law and its supplementary regulations, and the rights derived therefrom.
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

Refining and Marketing
Executive Decree No. 1212/89, issued pursuant to the Hydrocarbons Law in 1989, regulates hydrocarbon-refining activities by oil producers and other third parties. This decree, as well as rules and regulations issued by the Secretary of Energy, regulates the commercial, environmental, quality and safety related-aspects of refineries and gas stations. This law authorized imports, abolished oil assignments by the Secretary of Energy and deregulated the installation of refineries and gas stations. Certain supervisory and control powers of the Secretary of Energy have also been delegated to provincial and municipal authorities and therefore the refining and sale of refined products must also comply with provincial and municipal technical, health, safety and environmental regulations.
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
Disposition S.S.C. No. 157/06 of the Undersecretariat of Fuels provides that fuel sellers who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, and which for any reason are seeking to terminate such contract, shall report the termination in advance to the Undersecretariat of Fuels in order to inform the Secretary of Domestic Commerce of the situation. In that case, the Secretary of Domestic Commerce is to: (i) issue a statement regarding the validity of the termination of the contract and (ii) use all necessary means to allow the fuel seller terminating the contract to execute another agreement with a refining company and/or fuel broker in order to guarantee its fuel supply.
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
Gas stations in border areas must sell fuels to vehicles bearing foreign license places at mandatory differential prices (Secretary of Energy, Resolutions No. 938/06 and 959/06).
The Argentine government, in an attempt to guarantee the supply of fuel to the domestic market, has also imposed restrictions on exports, requiring producers to gain authorization before performing export operations (Executive Decree 645/02 and Secretary of Energy, Resolution Nos. 1679/04 and 1338/06). Prior to obtaining the Secretary of Energy’s approval to export crude oil or diesel oil, producers must generally show that they have either satisfied local demand requirements or granted the domestic market the opportunity to purchase oil on similar terms. Potential exporters of diesel oil must also register in advance with the government (Secretary of Energy, Resolution No. 1679/04).

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
The Ministry of Federal Planning, Public Investment and Utilities created the Energía Total (Total Energy) program in 2007 to help guarantee the supply of liquid and gas fuels to producers and the Argentine population during 2008 (Resolution 459/2007). The program was designed to encourage the substitution of alternative fuels for natural gas and electricity consumption used in various production activities and electricity generation. The program has been extended through December 31, 2009. ENARSA is in charge of coordinating the Energía Total program, under which two separate plans call for the provision of liquid and gas fuels. One goal of the program is to guarantee the supply of liquid fuels derived from oil (liquefied petroleum gas, diesel oil, fuel oil, gasoline and octane enhancers) and to meet overall demand, based on economic growth and industrial development. The beneficiaries of this plan are primarily fuel refining and importing companies in Argentina that qualify pursuant to regulations governing the Energía Total program and that have reached an agreement with ENARSA.
Market Regulation
Under the Hydrocarbons Law and certain decrees issued in connection with the deregulation and demonopolization process that took place in the early 1990s (the “Oil Deregulation Decrees”), holders of production concessions have the right, with a few limited exceptions, to freely dispose of their production either through sales in the domestic market or abroad. However, as explained elsewhere in this report, since 2002, the Argentine federal executive branch has imposed restrictions on the export of hydrocarbons under the Hydrocarbons Law. See “—Refining and Marketing” above and “Risk Factors— Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations”.
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
The Hydrocarbons Law authorizes the federal executive branch to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the federal executive branch finds domestic production to be insufficient to satisfy domestic demand. In the event the federal executive branch restricts the export of oil and petroleum products or the free disposal of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price, in the case of crude oil and petroleum products, not lower than that of similar imported crude oil and petroleum products and, in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, at 34 degrees. See “—Refining and Marketing” above.

Oil Plus and Refining Plus Programs
On November 25 2008, the Executive Branch issued Decree 2014/2008. This Decree created two programs knows as Oil Plus (Petróleo Plus) and Refining Plus (Refinación Plus). The principal purpose of these programs is to stimulate the exploration, production and exploitation of oil reserves, to increase refining capability and the production of different type of fuels. According to the Decree the companies that fulfill requirements established by these programs will be awarded with fiscal credit that are transferable and that can be applied against export taxes levied on exports of crude oil, natural gas and derivatives.
Also, according to Decree 2014/2008, construction of infrastructure by oil companies in order to: (i) enable the exploration and production of new hydrocarbons reservoirs, (ii) increase their production capacity, or (iii) incorporate new technology for the operation of existing and new hydrocarbons reservoirs, could be qualified as Critical Infrastructure Construction (Obra de Insfraestructura Crítica) according to Law No. 26,360. This qualification allows companies to obtain a return of the value-added tax (“VAT”) corresponding to the assets involved in the infrastructure construction, or to accelerate the amortization of the same assets for the purpose of determining their income tax. Decree 2014/2008 has been regulated by Secretary of Energy, Resolution No. 1312/2008; this resolution defines and quantifies the incentives to be awarded under the programs described above. These incentives are awarded according to variables such as the international price of oil, the volumes of production and the ratios of recovery of hydrocarbons reserves. Fiscal credits awarded under the Oil Plus program are subject to the verification of an increase in the production of oil and the incorporation of new reserves of hydrocarbons. Fiscal credits awarded under the Refining Plus program are contingent upon the existence of projects to install new refining units or the expansion of existing units.
Royalties
Pursuant to sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and which varies depending on the phase of the operation, i.e., exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. On October 17, 2007, Executive Decree No. 1,454/07 significantly increased the amount of exploration and production surface fees expressed in Argentine pesos that are payable to the different jurisdictions where the hydrocarbon fields are located.
Holders of production concessions and permits are required to pay a 12% royalty to the government of the province in which production occurs, calculated on the wellhead price (equal to the FOB price less transportation costs and certain other reductions) of crude oil and natural gas produced. The Hydrocarbons Law authorizes the government to reduce royalties up to 5% based on the productivity and location of a well and other special conditions. Any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.
Resolution No. 435/04 issued by the Secretary of Energy, which updates Resolution No. 155 dated December 23, 1992, (i) imposes additional reporting requirements with respect to royalties, (ii) introduces certain changes with respect to the powers of provinces, (iii) amends certain parts of the royalty determination system, including applicable deductions and exchange rates and (iv) establishes penalties upon default of a reporting duty. This resolution has been applicable to permit and concession holders since June 2004.

Concession holders are required to file sworn statements with the Secretary of Energy and the relevant provincial authorities, informing them of:
•
The quantity and the quality of extracted hydrocarbons, including the computable production levels of liquid hydrocarbons and a break down of the crude oil (specifying the type), condensate and total natural gas recovered (with a 0.1% maximum error tolerance);

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
Resolution No. 435/04 also provides that if a concession holder allots crude oil production for further industrialization processes at its own or affiliated plants, the concession holder is required to agree with provincial authorities and the Secretary of Energy, as applicable, on the reference price to be used for the purpose of calculating royalties and payments. Upon default by the concession holder, provincial authorities may fix this reference price. The concession holder is eligible for certain deductions including (i) inter-jurisdictional freight costs, which can be deducted from the selling price, as long as transportation is made by means other than a pipeline, and monthly invoices and any relevant agreements are provided and (ii) internal treatment costs (not exceeding 1% of the payment) incurred by authorized permit or concession holders.
By Decree 2240/2008, the Province of Neuquen approved the agreement signed with Petrobras Energía for the extension of its exploitation concessions, by which the company agreed to pay to the Province an extraordinary exploitation rent of 3% on its production of oil and gas.
Exchange Rates Applicable to Royalties
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
Regulations to Secure the Supply of Diesel Oil
Over the past several years, the Argentine government has passed various laws and adopted various initiatives aimed at guaranteeing the supply of diesel fuel to the domestic market.
One government initiative aimed at securing local supply exempts diesel fuel imports intended for domestic consumption from the Fuel Liquids and Natural Gas Tax, as well as the Diesel Oil Tax. The following laws exempted diesel fuel imports in the following amounts from such taxes: Law No, 26,022 (2005) — 500,000 m3; Law No. 26,074 (2006) — 800,000 m3 (subject to an additional exemption of 20% in 2007); Law No. 26,337 (2007) — 1,800,000 m3 (applicable in 2008, subject to an additional exemption of 20%). Exemptions under Law No. 26,337 are valid when the average monthly parity of diesel oil imports is not lower than the ex-refinery price of diesel oil (excluding all taxes except VAT). Resolution No. 151/08 of the Secretary of Energy has also applied these exemptions to the first 500,000 m3 of diesel fuel imported each year.

The federal executive branch has also undertaken initiatives aimed at securing the supply of diesel fuel at subsidized, differential prices for regulated-rate public transportation service providers. Following the promulgation of Executive Decree No. 675/03 (as amended by Executive Decrees No. 159/04, 945/04, 280/05 and 564/05), several agreements were subsequently signed whereby refining companies agreed to supply diesel oil at lower than market prices, depending on the kind of services provided by the transportation companies. Executive Decree No. 449/2008 empowered the Chief of Cabinet (Jefe de Gabinetes) to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2008.
In exchange for providing diesel fuel at below market prices, refining companies receive direct compensation in the form of a credit on export duties. Refining companies receive export credits equivalent to the difference between the net revenues from the sale of diesel oil at the subsidized price and the net revenues that would have been obtained from the sale of the same diesel oil volumes at market price. Refining companies that process the crude oil they produce are entitled to direct compensation, calculated by deducting such compensation from any amount payable for export duties. The applicable rate is determined by the Chief of Cabinet and the credit is issued by the Secretary of Energy.
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
Regulation of Natural Gas Distributors Prior to the Public Emergency Law
Prior to the enactment of the Public Emergency Law, provisions of the Natural Gas Act regulated the rates for gas transportation and distribution services, including those of TGS. Tariffs to end-users consisted of the sum of three components: (i) the price of the gas purchased; (ii) a transportation tariff for transporting gas from the production area through the distribution system; and (iii) a distribution tariff. Under the Natural Gas Act and TGS license, TGS was permitted to adjust rates (i) semi-annually to reflect changes in the U.S. producer price index, and (ii) every five years in accordance with efficiency and investment factors to be determined by ENARGAS. In addition, subject to ENARGAS’s approval, rates were subject to adjustment from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to TGS, and for objective, justifiable and non-recurring circumstances. The ratemaking methodology contemplated by the Natural Gas Act and the TGS license is the “price-cap with periodic review” methodology, a type of incentive regulation designed to allow regulated companies to retain a portion of the economic benefits arising from efficiency gains. This legal framework remains in effect, though it has been modified by the regulations described below.

UNIREN
The Public Emergency Law pesified tariffs for public utility services at a P$1=US$1 parity and prohibited the increase of these tariffs based on indexation factors. Additionally, this law authorized the Argentine federal executive branch to renegotiate the terms of contracts for the provision of public utility services without being constrained by the applicable regulatory framework. This authority was later delegated by the executive to the Ministry of the Economy, which created, in July 2003, the UNIREN, for the purpose of assisting in the renegotiation process. The renegotiation of service contracts (some of which have been completed and others which are ongoing) must take into account the following criteria, among others:
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
In 2007, upon expiration of the 2004 agreement, the Secretary of Energy and the producers signed a new Natural Gas Producers Agreement aimed at ensuring the domestic supply of natural gas, approved by Secretary of Energy, Resolution No. 599/07. This agreement modified the proposed scope of gas price deregulation, and established set prices, under which the 2005 price is maintained for the residential segment, and an annual average increase is established of approximately 6.5% for the compressed natural gas, generation and industrial segments (though the price for gas in the industrial segment remains freely negotiable). The implementation of this agreement is staggered by segment, and the last supply commitment to expire is that for residential supply, in the year 2011.
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
Since 2005, as part of the Complementary Program to Supply Natural Gas to the Domestic Market, the Secretary of Energy has requested that producers redirect natural gas targeted for export to supply thermal plants and gas distribution companies. These measures restricted our total volume of exported gas by a daily average of approximately 31 thousand cubic meters in 2008, 420 thousand cubic meters in 2007, 339 thousand cubic meters in 2006 and 110 thousand cubic meters in 2005, preventing us from benefiting from the higher margins offered by the export market. See “Risk Factors—Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations”.
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
Compressed Natural Gas for Vehicles
Effective April 1, 2006, distributors may not provide compressed natural gas, or CNG, to gas stations. Instead, gas stations will be required to purchase CNG through the electronic wholesale market pursuant to a mechanism of irrevocable purchase orders designed by the Secretary of Energy. The mechanism is designed to conceal the identity of buyers and sellers, and buyers are able to make joint offers. If any purchase orders are not satisfied through this system, exports of natural gas will be diverted to cover the unsatisfied demand. This mechanism is expected to continue until the Secretary of Energy determines that it is no longer necessary, in light of the status of the domestic supply of natural gas. This mechanism is still in force as of the date of this annual report.

Liquefied Petroleum Gas
Prior to the enactment of Law No. 26,020 on April 8, 2005, the Argentine liquefied petroleum gas, or LPG, market was regulated by the Hydrocarbons Law, as supplemented by several technical and commercial rules, and regulations issued by the Undersecretary of Fuels, which covered all activities related to LPG. Under Resolutions No. 49/01 and No. 52/01, the Secretary of Energy is responsible for enforcing the rules and regulations applicable to the LPG industry and an LPG board, which reports to the National Refining and Marketing Board, which, in turn, reports to the Undersecretary of Fuels, was in charge of supervising and auditing the industry.
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
Secretary of Energy, Resolution No. 792/05 complements Law 26,020 and sets forth two seasonal periods (winter and summer), fixing reference prices for each period. It also divides the country into three geographical areas—north, center and south—in which these prices are applied, as discussed above. It also approves a mechanism for the determination of the export parity price and an exclusive price that applies only to retailers, calculated from an average of its purchases for the last 24-month period.
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
The Public Emergency Law, combined with the devaluation of the peso and high rates of inflation, had a severe effect on public utilities in Argentina. Because public utilities were no longer able to increase tariffs at a rate at least equal to the rate of inflation in Argentina, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness under the Convertibility Law regime and, following the elimination of the Convertibility Law regime and the resulting devaluation of the peso, the debt service burden of these utilities increased sharply, which led many of these utilities to suspend payments on their foreign currency debt in 2002. This situation caused many Argentine electricity generators, transmission companies and distributors to defer making further investments in their networks. As a result, Argentine electricity market participants, particularly generators, are currently operating at near full capacity, which could lead to insufficient supply to meet a growing national energy demand.
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
In December 2004, the Argentine government adopted new rules to readapt or readjust the marketplace (Resolutions Nos. 826/2004 and 712/2004), but these rules will not come into effect until the construction of two new 800 MW combined cycle generators is completed. Commercial operations in open cycle commenced on these generators during 2008, and were expected to begin operating in combined cycle in the fourth quarter of 2009 or the first quarter of 2010. Construction is partially financed with credit balances of generators resulting from the spread between the sales price of energy and generation variable cost, which will be deposited with the funds for FONINVEMEM I and II.
Generators accepted the opportunity under Resolution No. 1427/2004 to participate in the FONINVEMEM projects. Petrobras Energía contributed 65% of its credits accrued in the Wholesale Electricity Market during the 2004—2006 period for the construction of the combined cycle generators mentioned above, and earned the right to be a shareholder in both companies that carry out the projects.
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

Operation of the Wholesale Electricity Market
CAMMESA oversees the operation of the wholesale electricity market. CAMMESA was created in July 1992 by the Argentine government, which currently owns 20% of CAMMESA’s capital stock. Various associations that represent wholesale electricity market participants, including generators, transmitters, distributors, large users and electricity brokers own the remaining 80%.
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
Generators
According to CAMMESA, there are 48 generation companies in Argentina, most of which operate more than one generation plant. As of December 31, 2008, Argentina’s installed power capacity was 25,411 MW. Of this amount, 60% was derived from thermal generation, 36% from hydraulic generation and 4% from nuclear generation, provided by 40 private companies using conventional thermal equipment and hydraulic generation technology, 2 bi-national companies using hydraulic generation technology and one national state-owned company using nuclear generation technology. Private generators participate in CAMMESA through the Argentine Association of Electric Power Generators (Asociación de Generadores de Energía Eléctrica de la República Argentina) (“AGEERA”), which is entitled to appoint two acting and two alternate directors of CAMMESA.

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
Billing of all wholesale electricity market transactions is performed monthly through CAMMESA, which acts as the clearing agent for all purchases between participants in the market. Generally, payments are made approximately 40 days after the end of each month by CAMMESA to the generators.
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
Renegotiation of Utility Tariffs
Our affiliate Edesur is currently negotiating its utility contracts with UNIREN. See “Item 4. Information on the Company—Gas and Energy—Electricity—Electricity Distribution: Edesur.” Although Edesur has managed to negotiate some increases in the tariffs it is able to charge customers, we cannot guarantee that future negotiations will ultimately result in a level of tariff increases sufficient to restore Edesur to the financial and economic position it held prior to the Argentine economic crisis of 2001-2002.

Argentine Taxation
General Overview
Holders of exploration permits and production concessions are subject to federal, provincial, and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels. Permit holders and concessionaires must pay an annual surface tax based on the area held. Attempts by the Province of Neuquén to change the reference price used for calculating royalties are currently being challenged through litigation. For more detail on concession fees and royalties, see “—Royalties” above.
Oil and gas exploration and production activities in Argentina are subject to the following taxes:
•	An annual surface tax based on the area held, which varies depending on the permit and concession terms.

•	An income tax of 35% of net income.

•	A VAT of 21% for the domestic sale of oil and gas, which is added to invoice amounts and passed on to purchasers (exports have a zero percent VAT).

•	A provincial tax (over gross revenues tax) applied in general at an average percentage of 2% of gross local revenues (revenues from exports are excluded).

•
A presumed minimum income tax calculated on the basis of 1% of the value of the assets that the company owns as of December 31 of each year. Certain assets, such as shares and stakes in other companies subject to the same tax, are exempt. Assets located in the jurisdiction of the Province of Tierra del Fuego are also exempted. The value of acquisitions and investments in assets subject to depreciation (except automobiles) is deductible for the purpose of determining the amount of taxable assets in the economic year of the acquisition or investment and in the subsequent tax year. The income tax paid as determined for the same economic year is considered to be payment against this tax. Over time, if the presumed minimum income tax paid may be credited during the next ten years as payment on account of that portion of the income tax not absorbed.

•	A provincial stamp tax applied to written agreements entered within the provincial jurisdiction, at rates varying between 0.3% and 2.5% of the economic value of the relevant agreement.

•	A withholding taxes on crude exports, as described under “—Export Taxes” below.

•
A tax on debts and credits applicable to bank account transactions and other banking transactions used as a replacement for current accounts. The general percentage is 0.6% for each debit or credit transaction (although in some cases, an increase of 1.2% and reduction if 0.075% of the value of such assets).

•	A tax on personal property that applies to the shares or other stakes of Argentine companies held by foreign companies or individuals at a rate of 0.5% of the value of such assets.

•	A surveillance fee applicable to downstream activities and transportation of liquid hydrocarbons and its derivates through pipelines, as described under “—Surveillance Fee” below.
In addition, the “net profit” (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity of such holders might be subject to the application of a special 55% income tax. This tax has never been applied. Each permit or concession granted to an entity other than us has provided that the holder thereof is subject instead to the general Argentine tax regime, and a decree of the executive branch of the Argentine government provides that we are also subject to the general Argentine tax regime.

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior regime, which was based on the regulated price. Law No. 25,745, modified effective as of August 2003, the mechanism for calculating the tax, replacing the old fixed value per liter according to the type of fuel for a percentage to apply to the sales price, maintaining the old fixed value as the minimum tax.
Dividends distributed by us to our shareholders, regardless of their country of residence, are exempt from income tax in Argentina. However, dividends distributed in excess of the accumulated earnings, determined according to the provisions of the Argentine Income Tax Law by the end of the fiscal year prior to the year when the dividends are distributed, shall be subject to a 35% tax on such excess. The tax must be withheld by the distributing company.
Holding of our shares by individuals resident in Argentina or abroad and corporations, any type of legal entity, enterprise, permanent establishment, estate or resident abroad shall be subject to a personal assets tax on those holdings by December 31st every year. The tax basis shall be the percentage net equity of each shareholder, and the tax rate is 0.5%. We act as a substitute obligor and pay the tax. The Argentine government is entitled to recover the amount paid through withholding or by foreclosing on the assets that generated the tax liability.
Export Taxes
In 2002, the Argentine government began to impose customs duties on the export of hydrocarbons. Export tax rates were increased on crude oil 20%, on butane, methane and LPG to 20% and gasoline and diesel fuel to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy and Production increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy and Production issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy and Production, an export duty on natural gas and natural gas liquids was established at a rate of 20%. The export duty on natural gas was increased again in July 2006, when the Ministry of Economy and Production increased the rate to 45% and instructed the Customs General Administration to apply the price fixed by the Framework Agreement between Argentina and Bolivia (approximately US$6/mmBtu in December 2007) as the base price to which to apply the new tax rate, irrespective of the actual sales price. In addition, on October 10, 2006, the Ministry of Economy and Production imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy and Production increased to 25% the export duty on butane, propane and LPG. There can be no assurances as to future levels of export taxes.
Resolution No. 394/07 of the Ministry of Economy and Production, effective as of November 16, 2007, increased export duties on Argentine oil exports (as defined by the regulator) on crude oil and other crude derivatives products. This regime provides that when the international price exceeds the reference price, which is fixed at US$60.90 per barrel, the producer shall be allowed to collect US$42 per barrel, with the remainder being withheld by the Argentine government as an export tax. If the international price of Argentine oil exports (as defined by the regulator) is under the reference price but over US$45 per barrel, a 45% withholding rate will apply to all amounts over US$45. If such price is under US$45 per barrel, the applicable export tax is to be determined within 90 business days. A similar withholding regime applies to exports of oil by-products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices. Despite the drop in reference prices following July 2008, there has not been a recalculation of the applicable export tax, as of the date of this annual report.

Resolution No. 127/2008 of the Ministry of Economy and Production, effective July 11, 2008, increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (including the reference price set by the Framework Agreement between Argentina and Bolivia mentioned above). Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Secretary of Energy, is under the reference price established for such product in the resolution (US$338/m3 for propane, US$393/m3 for butane and US$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the resolution for the relevant product (US$223/m3 for propane, US$271/m3 for butane and U.S.$250/m3 for blends of the two), with the remainder being withheld by the Argentine government as an export tax.
Surveillance Fee
Law No. 25,565 imposed a surveillance fee payable to the Secretary of Energy for downstream activities, equal to P$0.0003 for each commercialized transaction in the domestic market, and for the transportation of liquid hydrocarbons and its derivatives through pipelines, at a 0.35% rate of the estimated income for the provision of transportation service.
Argentine Environmental Regulations
The environmental legal framework comprises Sections 41 and 43 of the Argentine Constitution, as well as federal, provincial and municipal laws. According to Section 41 of the Argentine Constitution, the federal government legislates on the minimum standards for protection of the environment, while the provinces and municipalities are responsible for establishing specific standards and implementing regulations. Please note that in addition to the regulations described below, certain regulations may also apply depending on the location of the oil and gas reserve.
International Treaties
The Argentine Republic is a state member of several international treaties concerning environmental matters that may impact our business. Argentina has undertaken several obligations in connection with the protection of the environment, the preservation of biological diversity and the implementation of sustainable development.
Such treaties include the following: (i) the Basel Convention on the Control of Transboundary Movements of Hazards Waste and their Disposal (1989), (ii) The United Nations Framework Convention on Climate Change adopted in Rio de Janeiro (1992), (iii) The Montreal Protocol of Substances that Deplete the Ozone Layer (1989), (iv) the Kyoto Protocol (a protocol to the United Nation’s Framework Convention on Climate Change) (1997), and (v) the Stockholm Agreement on Persistent Organic Polluting Agents (2001).
Federal Environmental Laws
In accordance with Section 41 of the Argentine Constitution, federal law establishing minimum standards for environmental protection have been enacted. These Laws provided a general framework for the legislation to be enacted by the local jurisdictions, which must satisfy the minimum standards contained therein.
General Environmental Laws
Law 25,675 (the “General Environmental Policy”) enacted in November 2002, established minimum standards for the protection of the environment, the preservation of biological diversity and sustainable development.

The main purpose of the General Environmental Policy is the promotion of the rational and sustainable use of natural resources and the establishment of procedures and mechanisms to minimize environmental risks, prevent and mitigate environmental emergencies and redress damages caused by environmental pollution.
The General Environmental Policy requires that any work or activity capable of significantly degrading the environmental or its components or which may adversely affect the quality of life, shall be subject to a prior environmental impact evolution. All entities (including our company) must provide information related to the environmental impact of their activities and this information shall be publicly available, unless declared classified.
Entities carrying out dangerous activities for the environment and ecosystems must take out insurance policies for the damages such activities may cause. Any person liable for environmental damages must take the actions necessary to restore the status quo ante, and where such restoration is not possible, the indemnification determined by the courts shall be transferred to an environmental restoration fund for the execution of remedial action,
Specific Environmental Regulations of Oil and Gas Industries
Secretary of Energy Resolution No. 105/92 contains specific regulations and procedures for the protection of the environmental during oil and gas exploration and exploitation.
During exploration, companies must prepare an environmental impact report to be filed with the Secretary of Energy, and no drilling activity may be carried out before filing such environmental impact report. Once any oil and gas fields have been discovered, companies must prepare an environmental assessment report also to be filed with the Secretary of Energy. Thereafter, environmental reports are to be filed with the Secretary of Energy on an annual basis.
Integral Management of Industrial and Services Activities Wastes
Law 25,612 established minimum standards for environmental protection with respect to the integral management of waste originated in industrial or service providing activities. It sets forth minimum environmental protection requirements for generation, handling, storage, transport, treatment and final disposal of the aforementioned wastes. It also maintains the Argentine Constitution’s prohibition on the importation, introduction, or transportation into the country, its air space and seas, of any types of wastes from other countries.
In general terms, Law 25,612 sets a system of tort liability to that of Law 24,051 described under “Hazardous Waste” below. Infringements of this law may be subject to warnings, fines, closure, suspension of activities for up to one year and definitive withdrawal of authorizations and registrations in the applicable registers. In the case of legal entities, board members and managers may be held severally liable for such penalties.
Hazardous Waste
Law 24,051 regulates all issues related to the generation, manipulation, transport, treatment and final disposition of hazardous wastes generated or located in places under national jurisdiction, or although located in the territory of a province, transported outside the provinces, that could affect individuals or the environment in other provinces other than the one where they where generated, or when the sanitary measures which adoption may became necessary have an economic impact making it advisable to unify those measures throughout the country.
With respect to hazardous waste liability, it is presumed, though there is evidence to the contrary, that every hazardous waste is considered a “risk good” as contemplated by section 113 of the Civil Code, which means that the generator or handler of hazardous waste will only be exonerated from its liability to the extent it proves the victim’s or third parties’ negligence or willful misconduct. The law established severe civil and criminal sanctions for infringers.

Air Pollution
Law No. 20,284 applies in federal jurisdiction and in those provinces which have adopted the provisions of this law. It established general principles for the treatment of sources capable of contaminating the atmosphere. Enforcement of this law is vested in the respective national, provincial or local health authorities.
Water Environmental Management
Law 25,688 established minimum standards for the preservation of water, its exploitation and rational use. It defines the different uses of waters and the need for obtaining a permit from the local authorities to be entitled to use the same.
Additionally, it provides that a federal enforcement agency shall determine: (i) maximum limits for contamination and protection of aquifers, (ii) instructions for the refilling and protection of aquifers, and (iii) the fixing of parameters and environmental standards for the quality of waters.
PCB Elimination and Management
Law No. 25,670, enacted in October 2002, regulates the management and elimination of polychlorinated biphenyls (“PCB”). It forbids the entry of PCBs and machines containing PCBs into Argentina as well as the installation of machines containing PCBs. According to Law 25,670 the government is empowered to take all necessary measures to guarantee the prohibition of the production, commercialization and the entry of PCBs into Argentina, as well as the elimination of the used PCBs and the decontamination and elimination of PCBs and machines containing PCBs within the terms provided therein.
Concealment and Money Laundering
Argentine Law No. 25,246 categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means, provided that the aggregate value of the assets involved exceeded in the aggregate (through one or more related transactions) $50,000.
The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”.
Among other duties, each financial entity is required to establish a “control and money laundering prevention committee” and to appoint a senior official responsible for money laundering prevention policies, who shall be in charge of centralizing and processing any information that the Central Bank and/or the Financial Information Unit may require.
Furthermore, the financial entities are required to report to the Financial Information Unit any transaction that may be considered suspicious or unusual, which lacks economic or legal justification, or involves unjustified complexity. Financial entities must pay special attention to transactions arising from or relating to jurisdictions included in the Central Bank’s list of “non-cooperating” jurisdictions. As of the date of this annual report, Myanmar is the only jurisdiction included in such list.
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
The Performance of Hydrocarbon Related Activities
Primary activities expressly reserved by law to the Venezuelan state can only be performed by: (i) the executive branch, (ii) wholly-owned state entities or (iii) companies in which the Venezuelan state maintains direct control by owning fifty percent or more of the shares or quotas that represent the capital stock. The sale of natural hydrocarbons and certain specified by-products can only be performed by wholly-owned state entities. Installations and existing facilities dedicated to the refining of natural hydrocarbons in the country and to the transportation of products and gas are the property of the Venezuelan state.
The National Assembly must grant approval to mixed companies before they can operate. These entities must meet the following minimum conditions: (i) each must have a maximum duration of 25 years (which may be extended for 15 years), (ii) each must provide information regarding location, orientation and extension of the area under operation, (iii) all of the entity assets must be reserved and turned over to the Venezuelan state once the activity ends and (iv) any dispute among its shareholders must be resolved through private negotiations or arbitration and shall be subject to the Venezuelan legal system.
Prior to April 2006, our interest in Venezuelan oil and gas fields was through operating service agreements with PDVSA, which established the terms of our compensation for production activities and investments. These contracts were awarded during bidding rounds in 1994 and 1997. In 2005, the Venezuelan government announced that these operating service agreements did not comply with the Hydrocarbons Organic Law and instructed the Ministry of Energy and Petroleum to commence negotiations with private operators to convert all operating agreements into mixed-ownership ventures where more than 50% of each field is state-owned. These negotiations were completed in March 2006, and as a result, all our operating service agreements were converted to mixed ownership companies (empresas mixtas) in which the Venezuelan government, through the CVP, holds at least 60% of the share capital and private companies hold the remainder. The shareholdings allocated to private companies were determined on the basis of the value attributed to the different operating service agreements during the negotiations.

The National Assembly has approved (i) the principal terms of the conversion agreements and the form of organizational documents for the mixed ownership companies, (ii) amendments to the Hydrocarbons Organic Law and certain tax laws to allow the mixed ownership companies to sell their production of crude oil to PDVSA and its affiliates and to qualify as exporters for VAT purposes and (iii) the Law for Regulating the Participation of Private Entities in Primary Activities, which limits private company participation in primary activities in Venzuela to participation through mixed ownership companies.
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
Value Added Tax
Subject to certain exceptions, in particular for exporting companies, imports and local purchases of goods and services are subject to a VAT at a rate of 15%, with a limited number of goods and services subject to VAT at a rate of 8%.
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

Ecuadorian Regulatory Framework
Petroleum activity in Ecuador is regulated by (i) the Ecuadorian Hydrocarbons Law, as amended, and regulations promulgated thereunder, (ii) certain regulations of the Ministry of Energy and Mines and (iii) the specific terms of a tender for public auction.
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
In April 2006, the Ecuadorian government approved the Law Amending the Hydrocarbon Law, or Law 42, which assigned the Ecuadorian state a share of at least 50% of the revenues resulting from any increase in the average monthly sales price of Ecuadorian crude, based upon the average monthly sales price for such oil as of the execution date of the relevant agreements, stated in constant values as of the month of settlement. In October 2007, the Ecuadorian President issued an amendment to the regulations applying Law 42, further increasing the Ecuadorian government’s share of revenues from increases in the price of crude oil to 99%, reducing the oil companies’ share to 1%.

EcuadorTLC S.A. and Petroecuador adopted significant opposing interpretations as to the applicability and scope of Law 42. During 2008, EcuadorTLC S.A. and the Ecuadorian state conducted negotiations aimed at designing a business framework that secures the sustained development of operations while focusing on long-term profitability and social responsibility, which resulted in the execution of amended participation agreements for our operations in Ecuador. Within this framework, the parties resolved their previously conflicting interpretation of the applicability of Law 42.
Bolivian Regulatory Framework
In Bolivia, the petroleum and gas industry is regulated by the System of Regulation by Sectors (“SIRESE”), which regulates, controls and supervises telecommunications, electricity, hydrocarbons, transportation and water activities, to ensure that they operate efficiently and protect the interests of users, service providers and the Bolivian state by contributing to the development of the country. In May 2005, a new hydrocarbons law, Law No. 3,058 was enacted, which, among other things, significantly increased taxes for companies in the industry. The law imposed an 18% royalty and a 32% direct tax on hydrocarbons applicable on 100% of production. These new taxes were imposed in addition to applicable taxes under applicable Law No. 843.
In May 2006, the Bolivian government enacted Supreme Decree No. 28,701, which provided, among other things, for the nationalization of hydrocarbon resources in Bolivia. This decree mandated that as of May 1, 2006, oil companies had to deliver all property related to hydrocarbon production for sale to the national operator, YPFB. In addition, this decree provided that the Bolivian state would recover full participation in the entire oil and gas production chain and to that end provided for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one of the shares in a number of companies.
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

ORGANIZATION STRUCTURE
Below is a diagram of our corporate organization structure prior to the merger of Petrobras Energía and Petrobras Energía Participaciones and as of the date of this annual report.

The following diagram illustrates the corporate organization structure of Petrobras Energía Participaciones, Petrobras Energía, and its subsidiaries, as of the date of this annual report.
In addition to the companies included in this chart, Petrobras Energía has holding companies in Spain, Austria, Bolivia, the Cayman Islands, Bermuda and Argentina, which are not reflected in the chart. Some of our material subsidiaries and affiliates are held through such holding companies.

The following diagram illustrates the holding company structure and ownership interests in Petrobras Energía following the contemplated merger:
PROPERTY, PLANT AND EQUIPMENT
Petrobras Energía has freehold and leasehold interests in various countries in South America, but there is no specific interest that is individually material to the company. The majority of our property, consisting of oil and gas reserves, service stations, refineries, petrochemical plants, power plants, manufacturing facilities, power distribution systems, stock storage facilities, gas pipelines, oil and gas wells, pipelines and corporate office buildings, is located in Argentina. As of the date of this annual report we also have interests in crude oil and natural gas operations outside Argentina in Venezuela, Ecuador, Bolivia and Colombia, and a petrochemical plant in Brazil.
Item 4A. UNRESOLVED STAFF COMMENTS
None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The discussion of operating and financial review and prospects in this annual report relates solely to the operations of Petrobras Energía. Petrobras Energía Participaciones is a holding company with no independent operations, other than those undertaken by Petrobras Energía and Petrobras Energía’s subsidiaries.
The following discussion should be read in conjunction with, and is entirely qualified by reference to, the consolidated financial statements of both Petrobras Energía and Petrobras Energía Participaciones and the notes to those financial statements. Both companies’ consolidated financial statements were prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 20 to both PESA and PEPSA’s consolidated financial statements, respectively, provides a description of the principal differences between Argentine GAAP and U.S. GAAP, and Note 21 in each set of consolidated financial statements provides a reconciliation to U.S. GAAP of net income, shareholders’ equity and certain other selected financial data.
ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS
PROPORTIONAL CONSOLIDATION AND PRESENTATION OF DISCUSSION
In accordance with the procedures set forth in Technical Resolution No. 21 of the FACPCE, we are required to consolidate on a proportional basis the financial statements of companies over which we exercise joint control. Joint control exists where all shareholders, or shareholders representing a voting majority, have resolved, on the basis of written agreements, to share control over defining and establishing the company’s operating and financial policies. When consolidating companies over which we exercise joint control, the amount of our investment in the companies under our joint control and the interest in their income (loss) and cash flows are replaced by our proportional interest in the company’s assets, liabilities and income (loss) and cash flows. In addition, related party receivables, payables and transactions among members of the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in those companies.
As of December 31, 2008 and 2007, we exercised joint control over the following companies:
•	CIESA, a company mainly engaged in the gas transportation business in southern of Argentina through its subsidiary, TGS.

•
Distrilec, a company engaged in the electricity distribution business in the southern area of the Federal Capital and twelve districts of the Province of Buenos Aires, through its subsidiary, Edesur S.A. (“Edesur”).

•	PVIE, a holding company whose main asset is 99.79% of the capital stock of Petrobras Energía Perú S.A.
In April 2009, we sold our 60% remaining equity interest in PVIE to a subsidiary of our controlling shareholder, Petrobras.
As of December 31, 2006, we exercised joint control over CIESA, Distrilec and Citelec, a company engaged in the electricity transmission business in Argentina through its subsidiary Transener. Despite being a company under our joint control, we did not consolidate the financial statements of Citelec proportionally because we had committed to sell such interest in connection with the Argentine Antitrust Commission’s Resolution approving the transfer of our control to Petrobras.
On July 19, 2007, we entered into an agreement to transfer our 50% equity interest in Citelec to ENARSA and Electroingeniería S.A., who each purchased half of our interest. By December 2007, various regulatory agencies and authorities granted the final approvals upon which the completion of the transaction was contingent, and the transaction closed in December 2007.

Even though we consolidate the results of CIESA and Distrilec proportionally in our financial statements, our management analyzes our results and financial condition separately from the results and financial condition of these companies. Accordingly, and in line with management’s view, we believe financial information without proportional consolidation of CIESA and Distrilec is useful to investors in evaluating our financial condition and results of operations. A separate analysis of PVIE’s financial results is not given in this annual report since our management analyzes PVIE’s results and financial condition together with those of the Company and its controlled companies, and due to the fact that since December 2007 PVIE has been jointly owned and controlled together with our controlling shareholder, Petrobras. PVIE’s financial results are proportionally consolidated in our Oil and Gas Exploration and Production Business segment. Unless otherwise provided, the discussion below is presented on the basis of our consolidated financial data without proportionally consolidating CIESA or Distrilec, and, therefore, is not directly comparable to the corresponding financial data set forth in our financial statements. For the results of CIESA and Distrilec (both of which are presented under proportional consolidation in our consolidated financial statements) please refer to our discussion under “Analysis of Consolidated Results of Operations—Equity in Earnings of Affiliates”.
OVERVIEW
Petrobras Energía is an integrated energy company engaged in:
•	Exploration and production of oil and gas;

•	Refining and distribution;

•	Petrochemicals; and

•	Gas and energy.
Our long-term strategy is to grow as an integrated energy company with a regional presence, while being a leader in profitability as well as social and environmental responsibility.
Our principal place of business has historically been Argentina, but we also conduct operations in Venezuela, Ecuador, Peru, Bolivia, Brazil, Colombia and Mexico as of December 31, 2008. Approximately 70% of our total assets, 73% of our net sales, 68% of our combined crude oil and gas production and 62% of our proved oil and gas reserves were located in Argentina as of December 31, 2008. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. See “Item Key Information—Risk Factors”.

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
a) Value of the Peso Against Foreign Currencies
As of December 31, 2008, the peso-U.S. dollar rate of exchange was P$3.45 per U.S. dollar, compared to P$3.15 and P$3.07 per U.S. dollar as of December 31, 2007 and 2006, respectively.
Almost all of our financial debt, as well as a significant portion of the debt of our related companies, is denominated in U.S. dollars, which exposes us to exchange risks. The diversification of our business, with foreign operations having a cash flow primarily denominated in U.S. dollars and commodity prices that are sensitive to U.S. dollar changes helps us mitigate our peso-U.S. dollar exchange rate exposure. Exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in foreign entities are not directly charged to results but to the item Deferred Results within Stockholders’ Equity, to which results for conversion of operations abroad are also charged.
With the stated accounting considerations, the exchange differences determined for fiscal years 2008, 2007 and 2006 losses for P$141 million, gains for P$25 million and losses for P$6 million, respectively. See “Risk Factors—Fluctuations in the value of the peso may adversely affect the Argentine economy, our financial condition and the results of operations”.
b) Inflation
Historically, the Argentine economy has exhibited significant volatility, characterized by periods of high inflation. The FACPCE, on an ongoing basis, estimates whether Argentina is in an inflationary or deflationary environment.
In March 2003, as a result of the Argentine economy’s stabilization following the marked economic instability of 2002, the CNV, through General Resolution No. 441, mandated that from March 1, 2003 forward, all financial statements of reporting Argentine companies must be in nominal currency.
Since 2004, encouraged by the pace of economic growth, the consumer price index increased by 12.3% in 2005, 9.8% in 2006 and 8.5% in 2007 while the wholesale price index went up by 10.8% in 2005, 7.1% in 2006 and 14.4% in 2007.
In 2008, the consumer and wholesale price indexes increased by 7.2% and 0.9%, respectively. In spite of these official government indicators, alternative measurements exhibited persistent inflationary pressure, which declined in the last part of the year, in line with the economic slowdown.
In the past, inflation has materially undermined the Argentine economy and the government’s ability to stimulate economic growth. Sustained inflation in Argentina, without a corresponding increase in the price of products sold by us in the domestic market, would have an adverse effect on our results of operations and financial position.
2) Regulation of the Energy Industry in Argentina
Over the past several years, and until the global financial crisis erupted in the third quarter of 2008, commodity prices experienced an extended period of sustained increases. In response, the Argentine government imposed a series of regulations, particularly focused on the energy sector, aimed at reducing the impact of inflationary pressures from high commodity prices and ensuring energy supplies to the domestic market.

Many of these regulations were issued pursuant to the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”), which was issued in January 2002. These regulations have prevented us from benefiting from significant increases in international commodity prices, and have significantly affected our financial condition and results of operations, since they have prevented us from passing through to consumers higher production costs resulting from high international commodity prices and inflation in the domestic market. See “Risk Factors—Inflation may escalate and undermine economic growth in Argentina and adversely affect our financial condition and results of operations”.
i) Natural Gas
Under the Public Emergency Law, Petrobras Energía was prevented from increasing the price of natural gas sold in the domestic market. In February 2004, the Argentine government, through Decree No. 181/04, mandated the creation of a plan for the normalization of natural gas prices. In April 2004, we and other Argentine gas producers entered into an agreement with the government that provided for a schedule of gradual increases in gas prices in the domestic market that would culminate in complete deregulation of the wellhead price of natural gas by 2007. In addition, the agreement required producers to supply minimum gas volumes to the domestic market. Since September 1, 2005, wellhead prices have been deregulated for sales to electricity generation companies and gas distribution companies supplying industrial clients directly, with the Gas Electronic Market (Mercado Electrónico del Gas) starting operations for gas surplus spot transactions.
In 2007, upon expiration of Decree No. 181/04, the Argentine government and producers signed a new Natural Gas Producers Agreement aimed mainly at securing the domestic supply of gas. This agreement—approved by Resolution No. 599/07 of the Secretary of Energy—modified the prescribed extent of the total deregulation of wellhead prices of gas, adopting a schedule of defined prices, whereby the 2005 price remains unchanged for the residential sector and an annual average increase of approximately 6.5% is established for the Compressed Natural Gas (“CNG”), electricity generation, and industrial sectors, although the price for the latter remains freely negotiable. This new resolution has already come into effect by sector according to schedule; the agreement also contemplates minimum volume requirements for the domestic market by sector, with the residential supply commitment expiring last in 2011. During 2008, gas sales were made as follows: 27% to the residential sector, 42% to CNG and electricity generation, 24% to industries and 7% to foreign markets.
In response to the aforementioned regulatory changes that were introduced by the Argentine government with a view to restoring profitability of gas production activities, as of December 31, 2008, we recorded a P$121 million gain from the reversal of previously recorded allowances on the recoverability of investments in gas areas.
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
These measures restricted our total volume of exported gas by a daily average of approximately 31 thousand cubic meters in 2008, 420 thousand cubic meters in 2007 and 339 thousand cubic meters in 2006, preventing us from benefiting from the higher margins offered by the export market.
In November 2008, a Trust Fund was created to cover natural gas imports required to secure supply of the domestic market. The resulting expenses will be borne by users of transportation and/or distribution regulated services, by gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems and by natural gas processing companies. This resolution has negatively impacted our petrochemical and downstream margins by increasing our operating costs.

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
Effective November 2007, Resolution No. 394/07 issued by the Ministry of Economy and Production (“Resolution No. 394/07”) provided for a new calculating method for withholdings on exports of crude oil and certain oil by-products. Under this new method, when the international price for crude oil exceeds US$60.90 per barrel, an incremental withholding rate is set on crude oil exports, capping the price the producer receives at US$42 per barrel. When the international price for crude oil ranges between US$45 and US$60.90 per barrel, a 45% withholding tax is applied. If the international price for crude oil decreases below US$45 per barrel, the authorities will set new rates within 90 days. A similar withholding regime applies to exports of oil by-products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices. This new tax regime had a negative impact on our Refining and Distribution business unit, particularly on exports of fuel oil, VGO and gasoline.
In April 2008, the Ministry of Economy and Production issued Resolution No.127/08, amending Resolution No. 534/2006, and imposing a 100% withholding tax on natural gas exports, based upon the highest price set for natural gas under any applicable agreement for natural gas imports into Argentina. Under this resolution, taxes on natural gas exports are set equivalent to the cost of natural gas imported into Argentina. Petrobras Energía has negotiated new contractual terms with our foreign customers to pass along the economic effect of these increased withholdings. In addition, under Resolution No.127/08, the calculating method for withholdings on exports of crude oil, as explained above, is also applicable to LPG. See “Risk Factors—Export taxes on our products have negatively affected, and may continue to negatively affect, the profitability of our operations”.
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

During 2007 and 2008, some flexibility was reintroduced to the domestic market that allowed for gradual increases in fuel prices, which facilitated a partial recovery in marketing margins. In March 2008, the Argentine government announced that beginning in April 2008, fuel prices would be adjusted taking into account a target inflation rate. We have not received any assurances from the government, and can provide you with no assurances, that the prices adjustments will match real inflation rates or on how long this measure will remain in force. We cannot assure you that the Argentine government will not make additional regulatory changes that could further undermine our refining margins.
Since November 2007, upon approval of Resolution No. 394/07, our downstream business margin has declined significantly, as the new withholding taxes on exports were significantly higher than those previously in place, with the greatest impact on fuel oil, VGO and gasoline exports. In addition, the Argentine government has sought to discourage exports and consolidate domestic supply by imposing stricter authorization levels for oil and fuel exports, which could lead to delays and eventually restrictions in the processing of export permits in the future.
Business margins were also affected by Resolution No. 25/2006 of the Secretary of Domestic Trade (“Resolution No. 25/2006”), which required refining companies to supply all domestic diesel oil market demand with a baseline equal to the same month of the prior year’s demand plus an estimated market variation. This measure was intended to secure domestic market supplies in the face of growing demand and the inability of Argentine refineries to significantly increase production levels. Refineries in Argentina have operated at levels very close to maximum installed capacity, a situation that could result in temporary supply shortages. In order to comply with the provisions of Resolution No. 25/2006, we imported 202 thousand cubic meters of diesel oil in 2008, 208 thousand cubic meters in 2007 and 85 thousand cubic meters in 2006. Considering the gap between import and retail diesel oil prices, we recognized losses of P$151 million, P$106 million and P$38 million in 2008, 2007 and 2006, respectively. In 2008, under Resolution No. 121/2008 issued by the Ministry of Federal Planning, Public Investment and Services, we were temporarily able to import diesel oil at domestic market prices under the Total Energy Program, which provided that the Treasury would bear the total operation loss, resulting in a significant reduction in losses borne by us in the implementation of Resolution No. 25/2006. In the future, subject to our plants’ production capacity and market growth levels, we could be required to continue importing diesel oil under Resolution No. 25/2006, with a probable adverse effect on our results, as we do not have any assurance that the government will bear the losses derived from gas oil imports in the future, as it did while Resolution No. 121/2008 was effective.
iv) Electricity Generation
With the enactment of the Public Emergency Law, the Argentine government implemented the pesification of dollar-denominated prices in the WEM, and set a cap on prices that could be charged for gas used in electric power generation. This regulatory change imposed a deviation from the marginal cost system previously in force, and forced generators to set prices based on the price of natural gas, regardless of the type of fuel actually used in generation activities.
As a result of this regulation, electricity prices failed to reflect total generation costs. This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit, which in turn prevented CAMMESA from normally settling accounts with market agents.
In an effort to reduce the Stabilization Fund deficit, the Argentine government first made successive contributions to the fund and reinstated seasonal adjustments, recognizing some increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices. Subsequently, the Secretary of Energy encouraged WEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina. For this purpose, two investment funds were organized, FONINVEMEM I and II. The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution by all wholesale electric market private creditors is estimated at US$ 816 million for all periods, of which Petrobras Energía contributed US$55 million, dedicating US$39 million to FONINVEMEM I and US$16 million to FONINVEMEN II.

On October 17, 2005, and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Energía and the other WEM creditors formally announced the decision to participate in the construction, operation and maintenance of two power plants, each of at least 800 megawatt capacity. The estimated cost for construction of both plants is approximately US$1.3 billion, which will be funded with contributions made to FONINVEMEM I and II and the remaining balance with an additional charge imposed on users and contributions by the Argentine government. As of December 31, 2008, the gas turbines of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín power plants were commercially operating and were expected to begin operating in combined cycle in the fourth quarter of 2009 or the first quarter of 2010.
In order to restore the regular operation of the WEM as a competitive market that provides sufficient supply, in December 2004, the Secretary of Energy committed to approving successive seasonal price increases to values that would cover at least total monomic costs by November 2006. This commitment has not been carried out in practice. In November 2008 partial adjustments to seasonal prices were approved, applicable to the period comprised between November 2008 and April 2009, but the adjusted prices still fail to cover costs actually incurred in the generation system as a whole. When the additional capacity contributed by FONINVEMEM is brought into the system, it is anticipated that the electricity market will return to more competitive market conditions and have adequate supply. Once this happens, the Secretary of Energy currently plans to compensate energy producers at the marginal cost of electricity produced, as established in the spot market, and for capacities and at values in U.S. dollars as existed prior to the Public Emergency Law.
In 2008, as a consequence of the increasing deficit in the Stabilization Fund, CAMMESA’s debt with generation agents, including us, gradually increased. Therefore, generation companies only received payment from CAMMESA for variable production costs and for power and services such as the primary frequency response system, but not for the margin (between the spot price and the variable production cost) on sales to the spot market. For the purpose of remedying this situation and securing generation supply, the Secretary of Energy issued Resolution 724/08 aimed at improving the collection priority of generation companies. Under this resolution, generation companies were able to submit projects for the expansion of the useful life and/or generation capacity of their units for the purpose of ensuring priority in the collection of credit balances owed by CAMMESA. As of December 31, 2008, Petrobras Energía has an outstanding credit owed to it by CAMMESA totaling P$182 million for electricity generated by it and sold to the spot market.
v) Regulation of Utilities
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
In February 2002, the Ministry of Economy and Production was authorized to renegotiate contracts with public utility companies. In July 2003, the UNIREN was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN’s mission is, among other purposes, to provide assistance in the utilities renegotiation process, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to transitory price and rate adjustments.
UNIREN is currently renegotiating the contracts with Edesur and TGS.

In August 2005, Edesur signed a MOA with UNIREN as part of the renegotiation of its concession contract, which included an interim tariff scheme and mechanism for monitoring costs, which allows for tariff adjustments. In February 2007, the ENRE Resolution No. 50/2007 was issued, approving the values stated in Edesur’s Tariff Schedule effective as of February 1, 2007, which reflected the interim tariff scheme provided in the MOA. As a consequence of the full effectiveness of the MOA, a 23% increase was applied to Edesur’s distribution costs (not affecting T1R1 and T1R2 residential tariffs), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% was also applied to the aforementioned distribution costs for the execution of a work plan. In addition, Resolution No. 50/2007 authorized a 9.962% positive variation in the monitoring system indexes applicable to the aforementioned costs provided under the MOA, effective May 1, 2006. Under Resolution No. 50/2007, the amounts resulting from the application of the Interim Tariff Scheme to consumptions accrued between November 1, 2005 and January 31, 2007 would be invoiced by Edesur in 55 equal and consecutive installments. In response to this adjustment, Edesur recorded income for distribution services of approximately P$237 million during 2007. Subsequently, under Resolutions No. 1,838/2007 issued by the Secretary of Energy and No. 867/2007 issued by ENRE, a 9.75% adjustment was approved for the May 2006—April 2007 period, applicable for sales from May 2007 forward. On July 31, 2008 the ENRE issued Resolution No. 324/2008 approving a new tariff schedule for Edesur effective July 1, 2008, which provides for gradual increases between 10% and 30% to residential users with bimonthly consumption levels over 650 kilowatts and a 10% increase to commercial and industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.
On October 9, 2008, after UNIREN sent TGS several proposals for adjustment of the tariffs provided for in the concession contract, which proposals had been deemed insufficient, TGS signed with UNIREN a provisional agreement which provides for a 20% tariff increase to be retroactively applied from September 1, 2008 and the application of funds generated from that increase to an investment plan in the gas transportation system provided under the same agreement. The tariff increase will be effective after ratification of the provisional agreement by the Argentine Executive Branch. The provisional agreement will be applicable until the effective date of a comprehensive license renegotiation agreement to be entered into with the Argentine government. In this respect, early in October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase), aimed at renegotiating the license terms and starting an overall tariff review process. As of the date of this annual report, TGS is evaluating that proposal.
In December 2008, under Law No. 26,456, the term to renegotiate contracts for public works and utilities was extended until December 31, 2009. If no agreement is reached, UNIREN will submit a report to the Argentine Executive Branch recommending future actions to be taken in the renegotiation process.
We are unable to predict the future development of the renegotiation process involving tariff and concession contracts or the impact it may have on our results of operations or our financial position.
vi) CIESA’s Debt Restructuring Process
Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law, CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar of its interest rate agreements.
In April 2004, Petrobras Energía and Enron, at that time CIESA’s only shareholders, entered into the Master Settlement Agreement to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. The Master Settlement Agreement provided for, among other things, certain stock transfers to be implemented in two successive steps. In July 2005, ENARGAS approved the implementation of the first stage of the transactions contemplated by the Master Settlement Agreement and, as a result, on August 29, 2005, (a) Enron transferred 40% of CIESA’s shares to a newly created trust, and (b) Petrobras Energía and its subsidiary, Petrobras Hispano Argentina, transferred Class “B” common shares of TGS, representing 7.35% of TGS’s capital stock, to subsidiaries of Enron, which in turn were subsequently sold to third parties.

In a second stage, pursuant to the terms of CIESA’s financial debt refinancing agreement entered into in September 2005, once the appropriate approvals are obtained from ENARGAS and the CNDC, CIESA will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares as partial settlement of the financial debt. These shares will then be transferred to Enron in exchange for the remaining 10% of its shareholding in CIESA and the creditors will then capitalize the financial debt balance. This second stage has not yet been completed. Once the debt restructuring is completed Petrobras Energía, directly and indirectly, will hold a 50% interest in CIESA.
On January 9, 2009 Ashmore Energy International Limited (now “AEI”), the only self-declared holder of the Corporate Bonds issued by CIESA in 1997, announced its decision to terminate the Restructuring Agreement to which AEI, CIESA and others were a party.
On January 28, 2009, CIESA brought an action before the Supreme Court of the State of New York, County of New York, USA (the “New York Court”), seeking a declaratory judgment that any claim brought by AEI against CIESA in connection with the Corporate Bonds was time-barred, due to the fact that the statute of limitations pertaining to any such claim had expired. AEI requested, in turn, that CIESA’s claim be dismissed.
On April 2, 2009, CIESA filed an Amended Complaint seeking (i) at least US$300 million from AEI in damages due to the breach of the Restructuring Agreement (in the alternative to the first cause of action, which seeks a judicial declaration as set forth above) and (ii) specific performance of the Restructuring Agreement, dated September 1, 2005 (in the alternative to the first cause of action seeking a judicial declaration and in the alternative to the second cause of action for breach of contract seeking damages).
On April 21, 2009, AEI filed a motion before the New York Court to dismiss CIESA’s amended complaint, or in the alternative, for a stay of the action. AEI argued in its motion that the complaint by CIESA should be dismissed on comity grounds, or for failure to state a claim, or in the alternative, in favor of pending proceedings in Argentina.
On May 4, 2009, CIESA filed its reply to the motion to dismiss the complaint rebutting the arguments of AEI and requesting of the New York Court that CIESA’s complaint be sustained. On May 14, 2009, CIESA and AEI appeared in the New York Court for oral argument regarding AEI’s motion to dismiss. As of the date of this annual report, the New York Court has not rendered a decision on the motion to dismiss.
Separately, on April 6, 2009, CIESA was given notice of a petition in bankruptcy filed in Argentine bankruptcy court by AEI in relation to the recovery of part of the Corporate Bonds for a total nominal value of US$127 million. On April 16, 2009 CIESA answered the notice and objected to the bankruptcy petition based, among others, on the following grounds: (i) failure to meet the admissibility requirements for a bankruptcy petition considering there is no enforceable claim as the claims under the Corporate Bonds are time-barred under the New York law governing them, (ii) CIESA is not in a state of insolvency, and (iii) abusive and improper use by AEI of the bankruptcy petition to circumvent the statute of limitations action previously brought before the courts of competent jurisdiction in the State of New York, and to unlawfully seek the individual recovery of an alleged claim by means of proceedings designed for a very different purpose.
CIESA’s financial statements were prepared using the on-going concern basis of accounting and therefore such financial statements do not include any adjustment stemming from the resolution of the uncertainties associated from the debt restructuring process.

3) Migration of Operating Agreements in Venezuela
In April 2005, the Venezuelan Energy and Oil Ministry instructed the Venezuelan national oil company, PDVSA, to review all operating agreements signed with oil companies between 1992 and 1997. The Ministry further instructed PDVSA to take all necessary action to convert those operating agreements into mixed-ownership companies whereby the Venezuelan government, through PDVSA, would be entitled to majority ownership.
In March 2006, we, through our related companies in Venezuela, signed memoranda of understanding (“MOU”) with PDVSA and the CVP in order to effect the migration of our four pre-existing operating agreements.
In August 2006, we, through our related companies in Venezuela, signed the pertinent agreements with PDVSA and CVP in order to effect the migration of our four pre-existing operating agreements. As a result, the direct and indirect interests of Petrobras Energía in the mixed companies that operate the areas of Oritupano Leona, La Concepción, Acema and Mata (operated by Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A., respectively) were reduced to 22%, 36%, 34.5% and 34.5%, respectively. In view of the new contractual framework, as of December 31, 2005, we recognized impairment charges of P$424 million to adjust the book value of our assets in Venezuela to their estimated recoverable value.
Additionally, CVP recognized a divisible and transferable credit in favor of Petrobras Energía in the amount of US$88.5 million, which does not accrue interest, but could be applied toward acquisition bonds for any new mixed company project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Once the milestones required for recognition of the credit by PDVSA were reached, as of December 31, 2006, we recorded the credit at its estimated recoverable value of P$180 million. As of December 31, 2007, since no projects for which the aforementioned credit was eligible for investment had materialized, our efforts to transfer the credit to third parties had been unsuccessful and alternative uses of the credit could not be anticipated, we recorded a writedown to reflect carrying value of such credit to zero.
As of December 31, 2008 the book value of our direct and indirect interest in Venezuelan mixed companies, net of impairment charges, is P$2,751 million. The recoverability of these investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes in Venezuela and, particularly, to the decisions made by management of the mixed-ownership companies. Decreases in crude oil prices, fluctuations in economic conditions, the adoption of more restrictive measures by the Venezuelan government, and decisions by mixed-ownership companies to limit the development of reserves could adversely affect the valuation of the recoverability of our investment in these companies and, consequently, our income. As a result of the aforementioned variables, in the years ended December 31, 2008, 2007 and 2006, we recorded writedowns of P$154 million, P$33 million and P$186 million, respectively, related to our assets in Venezuela.
See “Oil and Gas Exploration and Production—Production—Production Outside of Argentina—Venezuela”, and “Risk Factors—Our activities may be adversely affected by events in countries in which we do business”.
4) Commodity Prices
Our results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and oil by-product prices.
International prices for crude oil have fluctuated significantly over the last ten years. Changes in crude oil prices typically result in changes in the price for oil by-products.

In 2008, oil prices were highly volatile. 2008 showed the seventh consecutive annual rise in the average oil price, marked, however, by the sudden end of this upward trend. The benchmark WTI crude price reached US$145 per barrel in July 2008, but by the end of the year, in part due to the global economic crisis, this benchmark price experienced a clear and steep decline to below US$40. As of December 31, 2008, the WTI closed at US$44.60 per barrel, 54% lower than in 2007. During 2008, the average WTI was US$99.60 per barrel, compared to US$72.30 and US$ 66.00 in 2007 and 2006, respectively. Oil by-products experienced a similar decline in price in the latter half of 2008.
5) Oil and Gas Production in Argentina
Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the Argentine Oil and Gas Institute, proved oil and gas reserves dropped by 27.8 % in the five-year period from 2003 to 2007. In the period from January to December 2008 oil production declined for the eleventh year in a row, to an average of 629 thousand barrels per day nationwide, a decline of approximately 2.2% compared to the same period of 2007. Oil and gas production activities in Argentina are mainly developed in mature fields undergoing secondary recovery operations, which are capital-intensive projects.
In this context, our oil and gas reserves in Argentina, net of additions, declined 13% in 2008 and 4.5% in 2007. Our production declined 3% in 2008 and 6% in 2007.
The Company’s business plan provides for major exploratory investments in Argentina, including both offshore and onshore projects. Due to risks inherent in exploration activities, our management cannot assure you that this downward trend in our Argentine reserves will be reversed.
6) Operations in Ecuador
a) Law Amending the Hydrocarbon Law in Ecuador
In April 2006, the Ecuadorian government approved the Law Amending the Hydrocarbon Law (“Law 42”), which assigned the Ecuadorian state a share of at least 50% of the revenues resulting from any increase in the average monthly sales price of Ecuadorian crude, based upon the average monthly sales price for such oil as of the execution date of the relevant agreements, stated in constant values as of the month of settlement.
In October 2007, the Ecuadorian President issued an amendment to the regulations applying Law 42, further increasing the Ecuadorian government’s share of revenues from increases in the price of crude oil to 99%, reducing the oil companies’ share to 1%.
EcuadorTLC S.A. (our subsidiary) and Petroecuador adopted significant opposing interpretations as to the applicability and scope of Law 42 to our revenues under the Palo Azul operating agreement, pursuant to which the state’s share in revenues resulting from any increase in crude oil prices was already provided. In our opinion, the application of Law 42 in accordance with Petroecuador’s interpretation constituted a confiscatory measure, and threatened the economic feasibility of our investment. EcuadorTLC paid under protest settlements made by Petroecuador under Law 42 from April 2006 to December 2007, deducting the amounts payable to the government due to price increases under the operating agreement for the Palo Field in Block 18. Since January 2008, EcuadorTLC S.A neither recorded the settlements made by Petroecuador under Law 42 nor made the relevant payments.
The dispute over the scope and application of Law 42 was settled within the framework of negotiations with the Ecuadorian state that resulted in the Amendment Agreements to the Block 18 Participation Agreements. This settlement took into account the opinion of the Ecuadorian Attorney General on the application of Law 42. EcuadorTLC S.A. agreed to make a payment in the amount of US$44 million, as a settlement of any difference arising from the application of Law 42, from the date of its adoption through the date of the execution of the Amendment Agreements.

b) Recoverability of Investments
Since 2006 the Ecuadorian government imposed a number of comprehensive tax and regulatory reforms on the hydrocarbon industry, including Law 42.
These regulatory changes have materially modified the conditions set forth at the time of execution of our participation agreements, adversely affecting the valuation of our ongoing projects in Ecuador, and negatively impacting our assessment of recoverability and prospects. Accordingly, as of December 31, 2007, we recorded an impairment allowance of P$759 million to write down the book value of our Ecuadorian assets to their probable recoverable value. These estimates of recoverable value took into consideration the incidence of the net shortfall with respect to our transportation capacity commitments with Oleoducto de Crudos Pesados Ltd.
c) Teikoku Oil Co. Ltd. Agreement
On January 11, 2007, the Ecuadorian Ministry of Energy and Mines approved a preliminary agreement entered into with Teikoku in January 2005, whereby Petrobras Energía would assign Teikoku 40% of its rights and obligations under the Block 18 participation agreement. On October 24, 2008, Petroecuador admitted Teikoku Oil Ecuador, a subsidiary of Teikoku, as partner in Block 18 agreements, and the Assignment Agreement was registered with the National Hydrocarbons Board (Dirección Nacional de Hidrocarburos) on October 27, 2008. During the year ended December 31, 2008 we recognized a loss estimated at P$28 million in connection with this transaction.
d) Amendment Agreements to the Block 18 Participation Agreement
On October 31, 2008 EcuadorTLC S.A. and Petroecuador signed Amendment Agreements which, among other things, govern the terms and conditions concerning the exploitation of Block 18 for one year. During this period, negotiations will be conducted over whether new contractual arrangements will be applied to the participation agreement. Under the Amendment Agreements, the Ecuadorian state’s interest in the Pata and Palo Azul fields increased to 40% and 60%, respectively. In addition, upon execution of the Amendment Agreements, the Tax Equity Law will be applicable to operations in Ecuador, granting the Ecuadorian state 70% of revenues on all sales at prices over a new base price of US$45.43 per barrel.
e) Block 31
On December 31, 2008, Petrobras Energía Ecuador and Petroecuador signed a Termination Agreement in connection with Block 31 Participation Agreement, under which Block 31 was returned to the Ecuadorian State. As of December 31, 2008 we record a P$31 million loss in connection with the Termination Agreement.
f) Crude oil transportation agreement with Oleoducto de Crudos Pesados Ltd. (OCP)
The Company entered into an agreement with OCP, whereby we committed to oil transportation capacity of 80,000 barrels per day for a 15-year term, starting November 10, 2003. Under the “ship or pay” clause of our transportation agreement, we must fulfill our contractual obligations for the aggregate oil volume committed, even if no crude oil is transported, and pay, as well as all other producers, a fee covering OCP’s operating costs and financial services. As of December 31, 2008, this fee amounted to US$2.075 per barrel committed.
We expect that during the effective term of the “ship or pay” clause of our transportation agreement, our oil production will be lower than the aggregate transportation capacity committed. This assumption is based on the current estimate of our reserves in Ecuador. Considering this situation and with a view to mitigating the effects of these anticipated trends, we periodically enter into agreements to reduce our committed transportation capacity exposure. On December 31, 2008, we signed an agreement with Petroecuador concerning the use of the oil transportation capacity committed under the agreement we entered into with OCP. Under this agreement, the Ecuadorian state has undertaken a commitment, beginning January 1, 2009, to transport its crude oil, at a negotiated rate, under our transportation commitment with OCP, up to a maximum of 70,000 barrels per day.

In addition, we sold a portion of our transportation capacity (at an average amount of 8,000 barrels per day from July 2004 to January 2012). The economic impact of our “ship or pay” commitment is factored into our calculation of the recoverability of assets in Ecuador.
7) Sale of Petrobras Energía’s Interest in Petrobras de Valores Internacional de España S.L. (PVIE)
In December 2007, we sold 40% of our equity interest in PVIE, a holding company whose main asset is the ownership of 99.79% of the capital stock of Petrobras Energía Perú S.A., to PIB BV for US$423.3 million, plus a contingent compensation to be defined between the parties, in the event of a commercial discovery in the Kinteroni prospect in Lote 57. We and PIB BV agreed to share control over PVIE’s operating and financial policies. As a result of this transaction, we recognized a gain of P$1,014 million during 2007.
In April 2009, we sold our 60% remaining equity interest in PVIE to PIB BV, for total consideration of US$619.4 million. As a result of this transaction, we recognized an income before income tax on the sale of approximately P$1.6 billion.
The assignment of our interest in PVIE enables us to optimize our asset portfolio, adjusting exploratory investments in Peru to amounts in line with our business plan. In addition, the assignment increases our investment capacity in Argentina and strengthening our financial position.
Petrobras Energía Perú S.A. holds a one hundred percent interest in an exploitation concession in Lote X, in the Talara basin, with a production of 16 thousand barrels of oil equivalent per day. In addition, Petrobras Energía Perú S.A. holds an interest in five exploration areas.
In January 2008, we announced the discovery of gas and condensate in the Kinteroni prospect, which is still in the exploratory stage. Production tests performed on some of the reservoir levels show a potential flow of over 35 million cubic feet of gas per day and an average of 1,245 barrels of condensate per day. In order to complete the evaluation, production tests on high interest mineralized levels are still being conducted. For more information on the risks involved with such projects, see “Risk Factors—Factors Relating to Our Business—Our activities may be adversely affected by events in countries in which we do business” and “Risk Factors—Factors Relating to Our Business—Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time”.
8) Changes in Our Portfolio
In addition to the sales of our 40% interests in PVIE and in Block 18, and the reversion of Block 31 to the Ecuadorian State (each, as described above), the following changes have occurred in our portfolio:
a) In September 2008, upon approval by the regulatory authorities, the acquisition from ConocoPhillips of a 25.67% and 52.37% interest in Sierra Chata and Parva Negra assets, respectively, was completed. The price agreed upon by the parties was US$77.6 million, plus adjustments, mainly resulting from variations in working capital as of the date the agreement became effective.
b) In March 2008, upon approval by the regulatory authorities, acquisition from Energy Development Corporation (Argentina), Inc., Argentine Branch, of a 13.72% interest in El Tordillo and La Tapera — Puesto Quiroga assets in an amount of US$117.5 million was completed.

c) In December 2007, we signed a stock purchase agreement for the sale of our 40% interest in Petroquímica Cuyo S.A.I.C. The sale price amounted to US$32 million, accounting for a gain of P$40 million.
d) In December 2007, upon compliance with all terms and conditions the transaction was subject to, the transfer of our 50% equity interest in Citelec to Energía Argentina S.A. and Electroingeniería S.A., who each purchased half of our interest, became effective. This transaction was performed in compliance with the divestment commitment assumed by Petrobras Energía with the Argentine government upon approval by the Comisión Nacional de Defensa de la Competencia (Argentine antitrust authorities) of the agreement for the purchase of the shares representing Petrobras Energía Participaciones S.A.’s majority capital stock by Petrobras Participaciones S.L. The sale price amounted to US$54 million. We did not recognize any significant gains or losses on account of this transaction.
e) In November 2007, we sold 76.15% of our rights and obligations in the Bajada del Palo area, transferring a 73.15% interest to Petrolera Entre Lomas S.A. and the remaining 3% to APCO. As a result of this transaction, we recorded a gain of P$62 million.
f) In July 2007, we signed a stock purchase agreement with Electroingeniería S.A for the sale of our 22.22% equity interest in Yacylec. This transaction was authorized by the ENRE in December 2007. The sale price amounted to US$6 million, accounting for a gain of P$16 million.
g) In June 2007, we signed an agreement for the sale to YPFB, of our equity interest in Petrobras Bolivia Refinación S.A. The sale price amounted to US$55 million, accounting for a gain of P$44 million.
h) In January 2007, we executed an agreement for the sale of our 9.19% shareholding in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock. The sale price amounted to US$15 million, accounting for a P$23 million gain.
i) In October 2006, we sold our rights and obligations in Refugio Tupungato and Atamisqui areas. As a result of this transaction we recognized a gain of P$85 million.
9) Tax Benefits Regarding Innova Operations — FUNDOPEM
We enjoy a tax benefit under an incentive program granted by the Rio Grande do Sul State for companies located in that state through Innova’s operations in Brazil. The benefit consists of a 60% reduction of the ICMS (interstate goods transport tax).
On account of the construction and start-up of the new ethylbenzene plant, the FUNDOPEM benefit was extended until 2015. Under this program, we recorded P$80 million, P$70 million and P$46 million gains in 2008, 2007 and 2006, respectively.

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
	With proportional consolidation			For the year ended December 31,
	For the year ended December 31,			(Unaudited)
	2008	2007	2006	2008	2007	2006
	(millions of pesos)
Net sales	15,175	13,458	11,745	13,577	11,997	10,458
Cost of sales	(11,000)	(10,111)	(8,062)	(9,915)	(9,152)	(7,200)

Gross Profit	4,175	3,347	3,683	3,662	2,845	3,258
Administrative and selling expenses	(1,756)	(1,463)	(1,281)	(1,556)	(1,309)	(1,152)
Exploration expenses	(238)	(172)	(117)	(238)	(172)	(117)
Other operating expenses, net	(229)	(176)	(135)	(196)	(255)	(96)

Operating income	1,952	1,536	2,150	1,672	1,109	1,893

Equity in earnings of affiliates	305	176	219	311	234	253
Financial expenses and holding losses, net	(786)	(495)	(504)	(622)	(326)	(361)
Other income (expenses), net	(93)	131	99	(149)	140	108

Income before income tax and minority interest in subsidiaries	1,378	1,348	1,964	1,212	1,157	1,893

Income tax provision	(529)	(494)	(465)	(439)	(393)	(477)

Minority interest in subsidiaries	(73)	(92)	(83)	3	(2)	—

Net income	776	762	1,416	776	762	1,416

The following tables set out net sales, gross profit and operating income for each of our business segments for the years ended December 31, 2008, 2007 and 2006, including proportional consolidation, which is required by Argentine general accounting standards, and excluding the proportional consolidation of CIESA and Distrilec. Our management analyzes our results and financial condition separately from the results and financial conditions of these companies, as we believe financial information without their proportional consolidation is useful to investors in evaluating our financial condition and results of operations. See “ — Proportional Consolidation and Presentation of Discussion” and “ — Reconciliation Tables”. Net sales eliminations relate to intersegment sales. Gross profit eliminations relate to adjustments related to intersegment sales and costs associated with such sales. Intersegment transactions are made at market prices.
The business segment year-to-year comparisons that follow the table include intersegment sales.
With Proportional Consolidation

	For the year ended December 31,
	2008	2007	2006
	(in millions of pesos)

Net sales (1)

Oil and Gas Exploration and Production	4,740	4,624	4,781
Refining and Distribution	6,942	5,826	4,531
Petrochemicals	3,475	3,063	2,490
Gas and Energy (2)	2,993	2,671	2,498
Corporate and Eliminations (3)	(2,975)	(2,726)	(2,555)

Total	15,175	13,458	11,745

Gross Profit (loss) (4)

Oil and Gas Exploration and Production	2,262	2,142	2,687
Refining and Distribution	293	82	(161)
Petrochemicals	713	387	422
Gas and Energy (2)	885	746	706
Corporate and Eliminations (3)	22	(10)	29

Total	4,175	3,347	3,683

Operating Income (loss)

Oil and Gas Exploration and Production	1,580	1,480	2,179
Refining and Distribution	(171)	(314)	(468)
Petrochemicals	339	92	162
Gas and Energy (2)	620	653	537
Corporate and Eliminations (3)	(416)	(375)	(260)

Total	1,952	1,536	2,150

(1)
Royalties with respect to the oil and gas business in Argentina, Peru and Bolivia (in the case of the latter, only for sales until May 2007) are accounted for as a cost or production and are not deducted in determining net sales.

(2)	This segment includes two sections: Electricity and Gas Transportation.

(3)	Eliminations correspond to sales between our business units and their associated costs.

(4)	Net sales less cost of sales.

Without Proportional Consolidation (Unaudited)

	For the year ended December 31,
	2008	2007	2006
	(in millions of pesos)

Net Sales (1)

Oil and Gas Exploration and Production	4,740	4,624	4,781
Refining and Distribution	6,942	5,826	4,531
Petrochemicals	3,475	3,063	2,490
Gas and Energy (2)	1,395	1,210	1,211
Corporate and Eliminations (3)	(2,975)	(2,726)	(2,555)

Total	13,577	11,997	10,458

Gross Profit (loss) (4)

Oil and Gas Exploration and Production	2,262	2,142	2,687
Refining and Distribution	293	82	(161)
Petrochemicals	713	387	422
Gas and Energy (2)	372	244	281
Corporate and Eliminations (3)	22	(10)	29

Total	3,662	2,845	3,258

Operating Income (loss)

Oil and Gas Exploration and Production	1,580	1,480	2,179
Refining and Distribution	(171)	(314)	(468)
Petrochemicals	339	92	162
Gas and Energy (2)	340	226	280
Corporate and Eliminations (3)	(416)	(375)	(260)

Total	1,672	1,109	1,893

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

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007
Net income: Net income for fiscal year 2008 increased P$14 million, or 1.8%, to P$776 million from P$762 million in 2007.
Net sales: Net sales increased P$1,717 million, or 12.8%, to P$15,175 million from P$13,458 million in 2007. Net sales for fiscal year 2008 include P$639 million and P$993 million attributable to our share of the net sales (net of intercompany sales of P$34 million) of CIESA and Distrilec, respectively. Net sales for fiscal year 2007 include P$602 million and P$894 million attributable to our share of the net sales (net of intercompany sales of P$35 million) of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, net sales increased P$1,580 million, or 13.2%, to P$13,577 million from P$11,997 million in 2007. Sales in the Refining and Distribution, Petrochemicals, Gas and Energy and Oil and Gas Exploration and Production business segments increased P$1,116 million, P$412 million, P$185 million and P$116 million, respectively. Intercompany sales totaled P$3,009 million in 2008 and P$2,761 million in 2007. Most of these sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.
Gross profit: Gross profit increased P$828 million, or 24.7%, to P$4,175 million from P$3,347 million. Gross profit for 2008 includes P$263 million and P$250 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2007 includes P$287 million and P$215 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, gross profit for 2008 fiscal year increased P$817 million, or 28.7%, to P$3,662 million from P$2,845 million. This increase mainly resulted from a rise in gross profit from the Petrochemicals (P$326 million), Refining and Distribution (P$211 million), Gas and Energy (P$128 million) and Oil and Gas Exploration and Production (P$120 million) business segments.
Administrative and selling expenses: Administrative and selling expenses increased P$293 million, or 20%, to P$1,756 million from P$1,463 million in 2007. Administrative and selling expenses for 2008 include P$42 million and P$158 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively. Administrative and selling expenses for 2007 include P$38 million and P$116 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, administrative and selling expenses increased P$247 million, or 18.9%, to P$1,556 million from P$1,309 million in 2007, mainly as a result of increases in the Refining and Distribution and Petrochemicals business segments, as well as in our corporate expenses.
Exploration expenses: Exploration expenses increased P$66 million to P$238 million from P$172 million in 2007. See “Oil and Gas Exploration and Production”.
Other operating expenses, net: Other operating expenses, net accounted for P$229 million and P$176 million in 2008 and 2007, respectively. Other operating expenses, net for 2008 include losses of P$16 million and P$17 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively. Other operating expenses, net for 2007 include gains of P$2 million and P$77 million attributable to our share of other operating income (expense), net of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, other operating expense, net accounted for P$196 million and P$255 million, mainly attributable to improvements reported by the Refining and Distribution and Petrochemicals business segments.
Operating income: Operating income increased P$416 million, or 27.1%, to P$1,952 million from P$1,536 million. Operating income for 2008 includes gains of P$204 million and P$76 million attributable to our share of the operating income of CIESA and Distrilec. Operating income for 2007 includes P$251 million and P$176 million gains attributable to our share of the operating income of CIESA and Distrilec.

Without proportional consolidation of CIESA and Distrilec, operating income increased P$563 million, or 50.8%, to P$1,672 million from P$1,109 million in 2007. This increase was mainly attributable to the rise in the Petrochemicals, Refining and Distribution, Gas and Energy and Oil and Gas Exploration and Production business segments, in the amount of P$247 million, P$143 million, P$114 million and P$100 million, respectively.
Equity in earnings of affiliates: Equity in earnings of affiliates increased P$129 million, or 73.3%, to P$305 million from P$176 million in 2007. Without proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates increased P$77 million, or 32.9%, to P$311 million from P$234 million in 2007. See “Analysis of Equity in Earnings of Affiliates”.
Financial expenses and holding losses, net: Financial expenses and holding losses, net increased P$291 million, or 58.8%, to P$786 million from P$495 million in 2007. The charge for 2008 include losses of P$175 million and gains of P$11 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively. The charge for 2007 includes losses of P$139 million and P$30 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, financial expense and holding losses increased P$296 million, or 90.8%, to P$622 million from P$326 million. This increase derived from:
•
Increased losses from holding of inventories (P$206 million), a loss of P$119 million in 2008 compared to a gain of P$87 million in 2007, resulting from the decline in prices for oil and oil by-products in 2008 fourth quarter, mainly in petrochemicals.

•
Higher exchange losses of P$170 million, a loss of P$146 million in 2008 compared to a gain of P$24 million in 2007, attributable to increased depreciation of the Argentine peso against the US dollar (9.5% and 2.6% in 2008 and 2007, respectively), and to a 37% depreciation of the Brazilian Real, compared to a 12% appreciation in 2007.

•
Net interest expense declined 6.8% to P$340 million from P$365 million, accounting for a 2% drop in dollar denominated average indebtedness, and, to a lesser extent, higher gains from increased financial placements in 2008.

Other income (expenses), net: Other income (expenses), net include losses of P$93 million in 2008, compared to gains of P$131 million in 2007. Other income (expenses), net for 2008 include a gain of P$56 million attributable to our share of other income (expenses), net of CIESA. Other income (expenses), net for 2007 include losses of P$3 million and P$6 million attributable to our share of other income (expenses), net of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, other income (expenses), net accounted for a loss of P$149 million in 2008, compared to a gain of P$140 in 2007.

Other income (expense), net for 2008 mainly reflect:
•	P$154 million loss from impairment charge on assets in Venezuela.

•	P$31 million loss derived from the Termination Agreement in connection with Block 31 Participation Agreement.

•	P$28 million loss from the sale of a 40% interest in Block 18 in Ecuador.

•	P$121 million gain from reversal of allowances on oil areas in Argentina.
Other income (expense), net for 2007 mainly reflect:
•	P$1,014 million gain from the sale of 40% of our interest in PVIE.

•	P$62 million gain from the sale of oil areas in Argentina.

•	P$44 million gain from the sale of Petrobras Bolivia Refinación S.A.

•	P$40 million gain from the sale of Petroquímica Cuyo S.A.

•	P$23 million gain from the sale of Hidroneuquén S.A.

•	P$16 million gain from the sale of Yacylec S.A.

•	P$759 million impairment charge on assets in Ecuador.

•	P$214 million impairment charge on assets in Venezuela, principally related to the full writedown of the credit granted to us in connection with the renegotiation of our operating agreements in 2006.

•	P$41 million impairment charge on loans granted to joint venture partners in Venezuela.
Income tax: Income tax charge for 2008 and 2007 accounted for P$529 million and P$494 million losses, respectively. The income tax for 2008 reflects P$56 million and P$34 million losses attributable to our share of the income tax of CIESA and Distrilec. The income tax for 2007 reflects P$57 million and P$44 million losses attributable to our share of the income tax of CIESA and Distrilec.
Without proportional consolidation of CIESA and Distrilec, income tax accounted for losses of P$439 million and P$393 million in 2008 and 2007, respectively, in line with improved results of operations.

ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT
Oil and Gas Exploration and Production
Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$100 million, or 6.8%, to P$1,580 million from P$1,480 million in 2007.
Net sales: Net sales for this business segment increased P$116 million, or 2.5%, to P$4,740 million in 2008 from P$4,624 million in 2007. This growth was mainly attributable to the rise in the average sale price per barrel of oil which, including the effect of withholding taxes on exports in Argentina, increased 18.7% to P$182.8 from P$153.9. Conversely, average daily oil and gas sales volumes dropped 9.6%.
Combined average daily oil and gas sales volumes dropped to 110.5 thousand barrels of oil equivalent from 122.2 thousand barrels of oil equivalent, mainly as a result of: (i) the sale of the 40% interest in Lote X, in Peru, (ii) the decline in production from mature fields in Argentina and, to a lesser extent, (iii) the sale of inventories in 2007.
In 2008, average oil sales volumes dropped 16% to 60.8 thousand barrels per day from 72.5 thousand barrels per day. Average daily oil production decreased to 61.9 thousand barrels from 69.4 thousand barrels in 2007.
Average daily gas sales volumes slightly decreased to 297.8 million cubic feet in 2008 from 298.5 million cubic feet. Average daily production volumes were at similar levels in both fiscal years, totaling 301.1 million cubic feet per day.
Argentina
Net sales in Argentina grew P$14 million, or 0.5%, to P$2,518 million in 2008 from P$2,504 million in 2007, as a result of an increase in average sales prices and a 3.4% drop in total daily sales volumes of oil and gas, averaging 86.5 thousand barrels of oil equivalent per day.
Crude oil sales dropped by P$71 million, or 3.4%, to P$2,035 million in 2008 from P$2,106 million in 2007, mainly due to a 10.2% decline in sales volumes, partially offset by a 7.4% increase in average sales prices to P$135.6 per barrel from P$126.3 per barrel. As a result of the price control policy implemented by the Argentine government, the significant increase in WTI prices in the international market during 2007 and 2008 could not be passed through to domestic crude oil sales prices. The decline in average daily sales volumes to 41 thousand barrels from 45.7 thousand barrels was mainly attributable to: (i) a 7.6% drop in average daily production volumes from 44.8 thousand barrels to 41.4 thousand barrels, mainly resulting from the natural decline of mature fields, partially offset by an increased interest in El Tordillo area from March 2008, and (ii) increased sales in 2007 as a result of the reduction in inventories.
Gas sales increased P$59 million, or 14.8%, to P$457 million from P$398 million, basically due to a 10.6% hike in average sales prices and, to a lesser extent, a 3.7% increase in average daily sales volumes. The average sale price increased to P$4.6 per million cubic feet from P$4.1 per million cubic feet mainly due to a change in the sales mix and the renegotiation of agreements with industrial clients. Daily gas sales volumes increased to 273.1 million cubic feet from 263.3 million cubic feet, in line with a 2% rise in production volumes. In this respect, higher production from Estancia Agua Fresca and El Mangrullo fields had a positive impact as a result of increased development activities in the fields derived from the investments made. In addition, increased interest in the Sierra Chata area had a positive impact. The labor strike during the fourth quarter of 2007 and May 2008, which had an impact on production in the winter season, restricted the pace of average production growth.
Outside of Argentina
Combined oil and gas sales outside of Argentina increased P$102 million, or 4.8%, to P$2,222 million from P$2,120 million, mainly as a result of the 42% rise in the average sales price of oil equivalent to P$176.1, partially offset by a 26.7% decline in sales volumes.

Ecuador
Oil sales increased 24.7% to P$1,089 million in 2008 from P$873 million, boosted by improved sales prices, partially offset by reduced sales volumes.
Average sales price increased 46.7% to P$282.4 per barrel from P$192.5 per barrel, mainly due to a rise in international reference prices.
Average daily oil sales volumes dropped 15.3% to 10.5 thousand barrels per day from 12.4 thousand barrels per day, mainly due to average daily oil sales volumes for 2007 including sales as a result of the postponement of crude oil shipments accumulated by the end of 2006 and, to a lesser extent, reduced interest in Block 18 derived from the sale of a 40% interest in EcuadorTLC in December 2008. Daily production from Block 18 increased 1% to 10.5 thousand barrels in 2008 from 10.4 thousand barrels in 2007. Daily production for 2007 was adversely affected by the strikes organized by local communities in the first quarter that hindered normal production operations that were not restored until the fourth quarter.
Peru
Oil and gas sales in 2008 declined 12.4% to P$965 million from P$1,102 million in 2007, mainly due to the drop in sales volumes, partially offset by the increase in the sales price of oil equivalent.
Average daily sales volumes decreased 35.5% to 9.9 thousand barrels of oil equivalent from 15.4 thousand barrels of oil equivalent in 2007, as a result of the sale of a 40% interest in Lote X, in Peru, which averaged 6.2 thousand barrels of oil equivalent in 2007. Without portfolio adjustment, crude oil production grew 6% as a result of the successful investments made, mainly in well drilling and workover activities.
Average crude oil price increased 35.5% to P$294.2 per barrel from P$217.1 per barrel, boosted by the increased price of the WTI. Average gas price rose 59.2% to P$13.3 per million cubic feet from P$8.4 per million cubic feet in 2007.
Bolivia
Oil and gas sales increased 11.2% to P$139 million in 2008 from P$125 million in 2007, mainly due to the 54.2% rise in the sales price of oil equivalent, as a consequence of the rise in the price for fuel oil which is included in the formula for calculation of the sales price. This fact allowed us to reverse the effects of the new terms and conditions of the operating agreement that, effective May 2007, resulted in a 28.1% drop in the total oil and gas production volumes assigned to us.
Mexico
Sales of other services totaled P$26 million in 2008, 30% higher compared to P$20 million in 2007.
Gross profit: Gross profit for the Oil and Gas Exploration and Production business segment rose P$120 million to P$2,262 million in 2008 from P$2,142 million. Margin on sales was 47.7% and 46.3% in 2008 and 2007, respectively. The increase in gross profit is mainly attributable to the rise in all crude oil reference prices and reduced royalties and depreciation in Ecuador. The reduced impact of royalties in Ecuador reflects the terms of the agreement made with Petroecuador in connection with the application of Law 42, while reduced depreciation results from the impairment recorded in 2007. These effects were partially offset by the sale of the 40% interest in Lote X, the increase in lifting costs, the increase in depreciation in Argentina, as a result of the investments made, and the increase in royalties in Peru derived from the application of increased tax rates, which vary according to the level of international oil prices. Our lifting cost rose 9.9% to P$16.7 per barrel of oil equivalent from P$15.2 per barrel of oil equivalent, mainly in Argentina and, to a lesser extent, in Peru. Higher costs in Argentina were attributable to the effect of inflation on oil service rates and to an increased demand for pulling and workover services to support production at mature fields in Argentina.

Administrative and selling expenses: Administrative and selling expenses decreased 16.5%, or P$47 million, in 2008 to P$237 million from P$284 million in 2007, mainly due to the changes made in connection with the allocation of sales of crude oil produced in Argentina, which is commercialized by the Refining and Distribution business segment as from 2008.
Exploration expenses: Exploration expenses totaled P$238 million in 2008 and P$172 million in 2007. In 2008, expenses were mainly attributable to seismic surveys and well drilling, both onshore and offshore. Works in offshore areas included drilling of the Aurora x-1 well in the CGSJ Marina — 1 block, which was abandoned due to the existence of high water levels. In 2007, expenses were mainly attributable to 3D seismic works in Argentina offshore areas (Austral and Neuquen basins) and 2D seismic works in Peru. Expenses for unsuccessful wells totaled P$42 million in 2008 and P$45 million in 2007.
Other operating expenses, net: Other operating expenses, net, accounted for losses of P$207 million and P$206 million, respectively. Losses for 2008 were mainly attributable to costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador (P$174 million). Losses for 2007 mainly reflected costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador (P$155 million) and losses of P$47 million in Ecuador derived from application of Law 42.
Refining and Distribution
As from 2008 fiscal year, allocation of product sales among business units has been subject to a series of changes. As a result, the Refining and Distribution business segment commercializes the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.
Operating expenses, net: Operating expenses, net for the Refining and Distribution business segment reflected losses of P$171 million and P$314 million in 2008 and 2007, respectively. During 2008, the Refining and Distribution operating results improved as a result of the partial recovery of sales prices. In spite of this improvement, in both years, operating margins were significantly affected by the price control measures implemented in Argentina that significantly limited the passing through to market prices of the increase in crude oil prices and domestic inflation.
Net sales: Net sales for refinery products increased P$1,116 million, or 19.2%, to P$6,942 million in 2008 from P$5,826 million, mainly as a result of the partial recovery of sales prices in the domestic market and, to a lesser extent, the start of commercialization of crude oil which accounted for additional sales in the amount of P$374 million in 2008. These effects were partially offset by a 2.5% decline in sales volumes and the negative effects of Resolution No. 394/2007 under which a sliding-scale tax regime was imposed on exports of refined products as from November 2007.
Processed crude oil volumes at the refineries dropped 5.7% to 72.2 thousand barrels per day in 2008 from 76.6 thousand barrels per day in 2007, mainly as a result of the shutdown for maintenance works at both refineries, under the plan designed to increase the refining capacity and improve product quality in line with future specifications and, to a lesser extent, the decline in domestic demand as from October 2008, which led to a reduction in crude oil volumes processed at the refineries, and road blockades nationwide in the second quarter of 2008 as a consequence of protests implemented by the Argentine farm sector, which affected dispatch logistics.
In a context characterized by increased domestic demand and reduced product availability as a result of decreased processed crude oil volumes, the Company prioritized the supply of the domestic market over exports.

Diesel oil sales in our gas stations network volumes totaled 1.9 million cubic meters in 2008, a similar level to that recorded in 2007. In both fiscal years, our market share averaged 14%. In addition, diesel oil sales to others refining companies volumes totaled 0.5 million cubic meters in both years.
Our gasoline sales in the domestic market totaled 767 thousand cubic meters, of which 712 thousand cubic meters were attributable to sales in our gas station network, accounting for a 4.8% increase compared to 2007, as a result of the growth in demand boosted by economic expansion, in general, and higher sales of new cars, in particular. Consequently, our market share reached 13%. In line with the general trend, premium gasoline dropped 26.4% compared to 2007, bringing the market share to 8.8%. In addition, gasoline sales to others refining companies volumes totaled 90 thousand cubic meters in 2008.
Total sales volumes of fuel oil and IFOs grew 8.6%, primarily due to higher fuel oil demand for domestic electricity generation.
Total sales volumes of other by-products decreased 16.6%, mainly as a result of the decline in the asphalt domestic market, the first recorded since 2003.
Sales average prices for gasoline, diesel oil and fuel oil improved 32%, 30% and 21%, respectively.
Gross profit: Gross profit accounted for gains of P$293 million and P$82 million in 2008 and 2007, with meager gross margins of 4.2% and 1.4%, respectively. Marginal increases in domestic prices and an international scenario with high prices during most of the year allowed for a slight recovery of business margins, absorbing the negative effects of the increase in crude oil costs and losses associated to diesel oil imports.
Administrative and selling expenses: Administrative and selling expenses rose 27% to P$475 million in 2008 from P$374 million, mainly due to increased costs derived from inflation, particularly freights and wages, and higher taxes in line with the price increase.
Other operating income (expenses), net: Other operating income (expenses), net accounted for a gain of P$11 million in 2008 and a loss of P$22 million in 2007.
Petrochemicals
Operating income: Operating income for the Petrochemicals business segment increased P$247 million, or 268.5%, to P$339 million in 2008 from P$92 million in 2007, mainly due to higher sales prices in line with the increase in international reference prices.
Net sales: Net sales increased P$412 million, or 13.5%, to P$3,475 million in 2008 from P$3,063 million in 2007 (net of eliminations in the amount of P$150 million and P$187 million for styrenics operations in Argentina and Innova), mainly due to higher sales prices.
• Styrenics — Argentina:
In Argentina, styrenics sales increased P$91 million, or 8.2%, to P$1,199 million from P$1,108 million in 2007, due to a 26.3% improvement in average sales prices, partially offset by a decline in sales volumes.
In 2008 and in line with the move in international reference prices and improvements in the sales mix, average sales prices in the synthetic rubber, styrene and polystyrene lines increased 41.9%, 31% and 19.6%, respectively.
Total sales volumes declined 14.4% due to the shrinkage in domestic demand as a consequence of the conflict between the government and the farm sector and the global financial crisis. Accordingly, in 2008 the Argentine combined styrene and polystyrene market dropped by 16.4% compared to 2007. In addition, ethylbenzene exports to Brazil declined as a result of the start up of operations at Innova’s ethylbenzene plant in September 2008.

In 2008, our combined market share (styrene and polystyrene) was 89%, accounting for a 1.4% growth over the market as a whole.
Styrenics performance was as follows:
a)	Styrene sales volumes totaled 50.9 thousand tons, in line with levels recorded in 2007.

b)
Propane and propylene sales volumes totaled 17.8 thousand tons, accounting for a 26.7% decline compared to 2007, mainly attributable to three factors: the impact of the 2008 fourth quarter global financial crisis that led to a decline in domestic demand for these products, the conflict between the government and the farm sector during the first half of 2008 and the shutdown performed at the main client’s plant during November and December 2008.

c)	Ethylbenzene sales volumes totaled 22 thousand tons, accounting for a 29% drop compared to 2007. This decline was attributable to the start up of Innova’s new ethylbenzene plant.

d)
Polystyrene and BOPS sales volumes dropped 16.3% compared to 2007, totaling 60.7 thousand tons, as a result of a reduced domestic demand, mainly attributable to two factors: (i) the conflict between the government and the farm sector and (ii) reduced credit to purchase durable goods, such as television sets and refrigerators, during the last quarter of the year, compared to the sustained economic growth in 2007 fiscal year. In connection with the export market, polystyrene sales volumes in the region totaled 9.9 thousand tons, 37.5% higher than sales volumes in 2007 as a result of increased exports to Uruguay, Bolivia and Paraguay.

e)
Synthetic rubber sales volumes decreased 12.2% to 48.1 thousand tons, reflecting a decline in both domestic sales and exports. In the domestic market, sales volumes dropped as a result of a lower activity level in tires, auto-parts and technical devices relating to automobiles.

• Styrenics — Brazil — Innova:
Innova sales increased P$188 million, or 12.9%, to P$1,645 million in 2008 from P$1,457 million in 2007, mainly due to improved prices in the year under review, reflecting a 13.7% average increase as a result of the rise in international reference prices.
Styrene average sales volumes rose by 5.7% to 145.6 thousand tons, due to the higher demand for acrylic resins and polyester derived from the growth in the automobile and construction industries. Conversely, polystyrene volumes dropped 7.9% to 111.7 thousand tons, due to reduced exports.
• Fertilizers:
Fertilizers sales increased P$96 million, or 14%, to P$781 million in 2008 from P$685 million, primarily due to a 58.6% improvement in average sales prices, as a result of higher international sales prices, mainly for urea and phosphate fertilizers. This improvement was partially offset by a 28% decline in sales volumes to 483 thousand tons. Demand significantly dropped in 2008 as a result of the combined effect of the conflict between the government and the farm sector, a significant drought and a strong drop in the price for grains attributable to the global financial crisis.
Gross profit: Gross profit increased P$326 million, or 84.2%, to P$713 million from P$387 million in 2007, due to improved sales prices for all products. Gross margin on sales rose to 20.5% from 12.6%, mainly due to the increase in styrenics in Argentina and fertilizers.

• Styrenics — Argentina:
Gross profit increased P$105 million, or 81.4%, to P$234 million from P$129 million in 2007, and gross margin on sales rose to 19.5% from 11.6%, as a result of the improvements in sales prices mentioned above.
• Styrenics — Brazil:
Gross profit increased P$68 million, or 30.1%, to P$294 million in 2008 from P$226 million in 2007. Gross margin on sales increased to 17.9% from 15.5%, as a consequence of improved sales prices.
• Fertilizers:
Gross profit increased P$153 million to P$185 million in 2008 from P$32 million in 2007, and gross margin on sales rose to 23.4% from 4.7%, as a result of the combined effect of improved sales prices and reduced costs compared to 2007. Production costs in 2007 were adversely affected by the need to import inputs due to lower availability of inputs derived from gas supply restrictions and the shutdown of the ammonia plant for scheduled maintenance works.
Administrative and selling expenses: Administrative and selling expenses increased P$88 million, or 25.1%, to P$439 million in 2008 from P$351 million. This rise was primarily attributable to higher fees and taxes, derived from higher sales, and to increased costs as a result of inflation, particularly freights for transportation and shipping.
Other operating income, net: Other operating income, net totaled P$65 million and P$56 million in 2008 and 2007, respectively, mainly attributable to the collection of FUNDOPEM tax benefits.
Gas and Energy
Operating income: Operating income for the Gas and Energy segment increased P$114 million, or 50.5%, to P$340 million in 2008 from P$226 million.
Net sales: Net sales increased P$185 million, or 15.3%, to P$1,395 million in 2008 from P$1,210 million in 2007, mainly due to increases in electricity generation and marketing and transportation of gas of P$179 million and P$63 million, respectively. Intercompany sales totaled P$210 million in 2008 and P$155 million in 2007, which were attributable to gas deliveries to the Genelba Power Plant.
Gross profit: Gross profit increased P$128 million, or 52.5%, to P$372 million from P$244 million in 2007, mainly in electricity generation. See “Electricity,” below.
Administrative and selling expenses: administrative and selling expenses for the Gas and Energy segment increased P$18 million, or 31.6%, to P$75 million in 2008 from P$57 million in 2007, mainly due to increased gas sales.
Other operating income, net: other operating income, net for the Gas and Energy segment totaled P$43 million and P$39 million in 2008 and 2007, respectively, basically due to technical assistance services provided to TGS.
Marketing and Transportation of Gas
Operating income: Operating income for the Marketing and Transportation of Gas operations increased P$24 million to P$37 million from P$13 million in 2007.
Net sales: Sales revenues increased P$63 million, or 7.6%, to P$897 million from P$834 million, mainly due to increased gas sales and increased gas and LPG brokerage services, totaling P$47 million in 2008 and P$12 million in 2007.

Revenues from the sale of gas increased P$34 million, or 6.5%, to P$558 million from P$524 million, due to higher sales volumes, which increased 7.4% to 323.7 million cubic feet per day in 2008 from 301.3 million cubic feet per day in 2007, mainly as a result of a higher demand for gas and increased commitments for the supply of the domestic market.
Revenues from the sale of liquid fuels decreased by P$6 million, or 2%, to P$292 million from P$298 million, due to a 7.2% drop in sales volumes, partially offset by a 5.6% increase in sales prices, as a result of higher international reference prices. Sales volumes fell to 230 thousand tons in 2008 from 248 thousand tons in 2007, mainly due to reduced liquid fuel production in the plants operated by us, as a result of shutdowns for scheduled maintenance works at the two refineries and labor strikes in 2008 second quarter that affected operations of the separating plant located in the south of the country. Conversely, volumes processed at TGS’s plant located at General Cerri increased compared to 2007. Volumes processed in 2007 were adversely affected by increased regulatory restrictions that, as a consequence of a higher residential demand resulting from low temperatures, resulted in reduced gas availability.
Gross profit: Gross profit increased P$43 million, or 79.6%, to P$97 million in 2008 from P$54 million. Gross margin on sales grew to 10.8% from 6.5%, as a result of improved marketing margins.
Electricity
Operating income: In 2008 operating income for the electricity generation operations increased P$96 million, or 57.8%, to P$262 million from P$166 million.
Net sales: net sales for electricity generation increased P$179 million, or 34.6%, to P$697 million from P$518 million in 2007, due to the combined effect of an 18.6% rise in sales volumes and a 13.4% improvement in average sales prices, boosted by thermal generation.
Net sales attributable to the Genelba power plant increased P$143 million, or 32%, to P$589 million from P$446 million, due to the combined effect of a rise in the average sales price and an increase in sales volumes. The average price increased 16% to P$104.6 per MWh in 2008 from P$90.2 per MWh in 2007, primarily due to a higher demand that resulted in energy deliveries by less efficient power plants and, to a lesser extent, contract renewal at higher prices and the recognition, effective November 2008, of higher costs derived from the increase in gas prices. Energy delivered in 2008 grew 13.8% to 5,628 GWh from 4,944 GWh in 2007, during which period scheduled maintenance works were performed. Within this context, the power plant’s availability increased to 92.6% from 84%.
Net sales attributable to the Pichi Picún Leufú Hydroelectric Complex increased P$36 million, or 50.2%, to P$108 million in 2008 from P$72 million, mainly as a result of increased sales volumes. Energy delivered in 2008 rose 49.2% to 1,159 GWh from 777 GWh, mainly due to the return to normal generation levels that in 2007 recorded historical minimum values due to lower water supply in the Comahue basin. The average sales price was similar in both quarters, P$93.3 per MWh in 2008 and P$92.7 per MWh in 2007.
Gross profit: Gross profit for the electricity business sector increased P$83 million, or 44.6%, to P$269 million in 2008 from P$186 million. Gross margin rose to 38.6% from 35.9%, basically due to higher generation volumes and an improvement in thermal generation prices.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES
In the following discussion, unless we specifically mention that a figure represents Petrobras Energía’s share of the affiliate’s results, the amounts attributed to each affiliate or company represents the total amount recorded by that affiliate or company.
Mixed companies in Venezuela: our equity in the earnings of mixed companies increased to P$290 million in 2008 from P$49 million in 2007, mainly as a result of improved average sales prices, in line with the increase in international reference prices. In 2008, our direct and indirect equity interest in the earnings of Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. totaled P$132 million, P$107 million, P$48 million and P$3 million, respectively. In 2007, our direct and indirect equity interest in the earnings of Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. totaled P$55 million, P$2 million, P$(6) million and P$(2) million, respectively.
Total sales of mixed companies in Venezuela increased 35% compared to 2007, mainly due to a 28% improvement in average sales prices and, to a lesser extent, a 6% increase in sales volumes. Sales for Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A totaled US$1,054 million, US$335 million, US$118 million and US$45 million, respectively. Sales prices per barrel of oil averaged US$73.5, US$83.4, US$80.8 and US$78.1, for each mixed company, respectively. Daily sales volumes in 2008 totaled 39.3 thousand barrels, 11 thousand barrels, 4 thousand barrels and 2.7 thousand barrels for each mixed company, respectively.
CIESA/ TGS: Our equity in the earnings of CIESA accounted for a P$20 million loss compared to a P$7 million gain in 2007.
Total sales revenues increased approximately P$162 million, or 13%, to P$1,419 million, mainly as a result of an improvement in revenues from natural gas liquid (“NGL”) production and marketing activities, which increased P$140 million, or 21%, to P$807 million. This improvement was mainly attributable to the combined effect of increased sales prices, in line with the rise in NGL international reference prices, and higher sales volumes, since in 2007 as a result of unusually low temperatures in winter throughout Argentina, TGS had to interrupt production to allow for an increased supply to residential users and power plants.
CIESA’s operating income decreased P$58 million, or 12%, in 2008 to P$431 million, mainly due to the negative impact of higher withholding taxes on NGL exports, as a consequence of the rise in rates resulting from the sliding-scale export tax regime as from the end of 2007.
The effect of the devaluation of the Argentine peso against the US dollar was a net loss of P$169 million compared to P$61 million in 2007.
This effect was partially offset by a gain of P$114 million from early payment of US$95 million of TGS’s financial debt and the reduced interest as a result of the lower level of indebtedness.
Distrilec /Edesur: Our equity in the earnings of Distrilec dropped P$25 million to P$26 million in 2008 from P$51 million in 2007.
Revenues from services increased P$206 million, or 11.2%, to P$2,048 million in 2008, mainly due to a 7.7% rise in the energy average sales price (including toll), attributable to the implementation of new tariff schedules and, to a lesser extent, a 1.9% growth in electric power demand compared to 2007.
Distrilec’s operating income dropped P$236 million, or 60%, to P$158 million in 2008, mainly due to the fact that operating income for 2007 includes the effects of the implementation of the new tariff schedule to consumptions accrued before 2007 and, to a lesser extent, due to increased administrative and selling expenses during 2008 as a result of the increase in salaries and tariffs and services under contract.

In addition, in 2008 Distrilec recognized a loss of P$31 million for adjustment of fines applied by ENRE, pursuant to the terms of the MOA.
PELSA: Our equity in the earnings of PELSA declined P$5 million to P$25 million from P$30 million, mainly due to a drop in operating income and, to a lesser extent, exchange losses resulting from increased depreciation of the Argentine peso against the US dollar and higher interest expense as a result of a higher indebtedness to finance investments.
PELSA’s operating income dropped P$20 million, or 8.6%, to P$213 million, as a result of increased production costs due to inflation, higher depreciation resulting from increased investments and the rise in LPG export taxes as from the end of 2007. These negative effects were partially offset by an increase in sales revenues, particularly crude oil, resulting from an 11% improvement in sales prices and a 6% rise in sales volumes.
Refinor: Our equity in the earnings of Refinor accounted for a loss of P$6 million in 2008, compared to a gain of P$44 million in 2007.
Refinor’s sales dropped P$247 million, or 16.6%, to P$1,238 million from P$1,485 million in 2007, mainly due to the negative impact of the implementation of the sliding-scale export tax regime from November 2007.
In addition, Refinor recorded a significant loss for holding of raw material and finished product inventories as a result of the significant drop in international reference prices in 2008 fourth quarter, compared to the increase recorded in 2007.
Other Affiliates
In addition, in 2007 we recorded gains of P$31 million and P$21 derived from our interests in Petrobras Bolivia Refinación S.A. and Petroquímica Cuyo S.A.I.C., investments which were sold in 2007.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006
Net income: Net income for fiscal year 2007 decreased P$654 million, or 46.2%, to P$762 million from P$1,416 million in 2006.
Net sales: Net sales in 2007 increased P$1,713 million, or 14.6%, to P$13,458 million from P$11,745 million in 2006. Net sales for fiscal year 2007 include P$602 million and P$894 million attributable to our share of the net sales (net of intercompany sales of P$35 million) of CIESA and Distrilec, respectively. Net sales for fiscal year 2006 include P$632 million and P$695 million attributable to our share of the net sales (net of intercompany sales of P$40 million) of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, net sales increased P$1,539 million, or 14.7%, to P$11,997 million in 2007 from P$10,458 million in 2006, boosted by the significant increase in the price of our main petrochemical and refined products. Sales in the Refining and Distribution and Petrochemicals business segments (including intercompany sales) increased P$1,295 million and P$573 million, respectively. Sales in the Oil and Gas Exploration and Production business segment decreased P$157 million, a reflection of the fact that we have not consolidated our Venezuelan operation since April 2006, and a drop in oil sales volumes in Argentina, as further explained below. Intercompany sales grew to P$2,726 million from P$2,555 million, respectively. Most of these sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.
Gross profit: Gross profit decreased P$336 million in 2007, or 9.1%, to P$3,347 million from P$3,683 million in 2006. Gross profit for 2007 includes P$287 million and P$215 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2006 includes P$324 million and P$101 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, gross profit declined P$413 million, or 12.7%, to P$2,845 million in 2007 from P$3,258 million in 2006. This drop mainly resulted from a decline in gross profit from the Oil and Gas Exploration and Production (P$545 million), Gas and Energy (P$37 million) and Petrochemicals (P$35 million) business segments, partially offset by an increase in the Refining and Distribution business segment (P$243 million). The elimination of intercompany results derived in a loss of P$39 million.
Administrative and selling expenses: Administrative and selling expenses increased P$182 million, or 14.2%, to P$1,463 million in 2007 from P$1,281 million in 2006. Administrative and selling expenses for 2007 include P$38 million and P$116 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively. Administrative and selling expenses for 2006 include P$35 million and P$94 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, administrative and selling expenses increased P$157 million, or 13.6%, to P$1,309 million in 2007 from P$1,152 million in 2006, mainly as a result of increases in the Refining and Distribution and Petrochemicals business segments, as well as in our corporate expenses.
Exploration expenses: Exploration expenses increased P$55 million to P$172 million in 2007 from P$117 million in 2006. See “Oil and Gas Exploration and Production” below.
Other operating expenses, net: Other operating expenses, net accounted for P$176 million and P$135 million losses in 2007 and 2006, respectively. Other operating expenses, net for 2007 includes gains of P$2 million and P$77 million attributable to our share of other operating income (expense), net of CIESA and Distrilec, respectively. Other operating expenses net for 2006 includes losses of P$1 million and P$38 million attributable to our share of other operating expense net of CIESA and Distrilec, respectively.

Without proportional consolidation of CIESA and Distrilec, other operating expense, net accounted for losses of P$255 million and P$96 million, mainly attributable to increased losses reported by the Oil and Gas Exploration and Production business segment.
Operating income: Operating income declined P$614 million, or 28.6%, to P$1,536 million in 2007 from P$2,150 million in 2006. Operating income for 2007 includes P$251 million and P$176 million gains attributable to our share of the operating income of CIESA and Distrilec. Operating income for 2006 includes a P$288 million gain and a P$31 million loss attributable to our share of the operating income of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, operating income decreased P$784 million, or 41.4%, to P$1,109 million in 2007 from P$1,893 million in 2006. This drop was mainly attributable to a decline in the Oil and Gas Exploration and Production business segment and, to a lesser extent, in the Petrochemicals and Gas and Energy business segments, in the amount of P$699 million, P$70 million and P$54 million, respectively, partially offset by a P$154 million improvement in operating income for the Refining and Distribution business segment.
Equity in earnings of affiliates: Equity in earnings of affiliates decreased P$43 million, or 19.6%, to P$176 million in 2007 from P$219 million in 2006. Without proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates decreased P$19 million, or 7.5%, to P$234 million in 2007 from P$253 million in 2006. See “Analysis of Equity in Earnings of Affiliates”.
Financial expenses and holding losses, net: Financial expenses and holding losses, net decreased P$9 million, or 1.8%, to P$495 million in 2007 from P$504 million in 2006. The charge for 2007 includes losses of P$139 million and P$30 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively. The charge for 2006 includes losses of P$132 million and P$11 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, financial expense and holding losses, net decreased P$35 million, or 9.7%, to P$326 million from P$361 million.
The improvement in financial expenses and holding losses, net mainly derived from increased income from holding of inventories, particularly in Petrochemicals, in line with the increase of international reference prices, totaling P$87 million in 2007 and P$24 million in 2006. This improvement was also attributable to an exchange gain in line with the appreciation of the Brazilian Real. Net interest expense slightly declined to P$365 million in 2007 from P$379 million in 2006. These effects were partially offset by reduced income from the sale of securities.
Other income, net: Other income, net totaled P$131 million and P$99 million in 2007 and 2006, respectively. Other income, net include P$3 million and P$6 million losses attributable to our share of other income (expense), net of CIESA and Distrilec in 2007, respectively. Other income, net include a loss of P$9 million attributable to our share of other income (expense), net of Distrilec in 2006.
Without proportional consolidation of CIESA and Distrilec, other income, net accounted for P$140 and P$108 million gains in 2007 and 2006, respectively.

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
Other income, net for 2006 mainly reflect:
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
Outside of Argentina
Combined oil and gas sales outside of Argentina increased P$33 million, or 1.6%, to P$2,120 million in 2007 from P$2,087 million in 2006. Excluding results from our operations in Venezuela, which were consolidated through March 31, 2006, sales outside of Argentina increased P$345 million, or 19.4%, mainly due to a 20.6% rise in the average sales price per barrel of oil equivalent to P$176.10.

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
Gross profit: Gross profit for the Oil and Gas Exploration and Production business segment decreased P$545 million to P$2,142 million from P$2,687 million. Margin on sales was 46.3% and 56.2% in 2007 and 2006, respectively. Excluding results from our operations in Venezuela, which were consolidated through March 31, 2006, gross profit dropped P$352 million, or 14.1%, and margin on sales decreased to 46.3% from 55.8% in 2006.
Our lifting costs rose 14.3% to P$15.2 per barrel of oil equivalent from P$13.3 per barrel of oil equivalent, mainly in Argentina. Higher costs in Argentina were attributable to the effect of inflation on oil service rates and to increased pulling and workover activities to support production at mature fields. In Ecuador, increased costs were attributable to higher royalty charges as a result of the amendment to Law 42 in 2007. In Peru, the increase in production costs was principally the result of higher royalty charges derived from the application of increased tax rates, which vary according to the level of international oil prices, determined on the basis of a basket of varieties of crude oil.

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
Other operating expenses, net: Other operating expenses, net, accounted for losses of P$206 million and P$78 million, respectively. Losses for 2007 were mainly attributable to costs associated with the unused transportation capacity under the ship or pay contract with OCP in Ecuador (P$155 million) and losses in Ecuador (P$47 million) derived from the amendment to the Hydrocarbons Law under Law 42. Losses for 2006 mainly reflected costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador (P$178 million), partially offset by a P$74 million gain attributable to the favorable resolution of certain commercial claims in Venezuela.
Refining and Distribution
Operating expenses, net: Operating expenses, net for the Refining and Distribution business segment reflected losses of P$314 million and P$468 million in 2007 and 2006, respectively. During 2007, the Refining and Distribution operating results improved as a result of the partial recovery of sales prices. In spite of this improvement, in both years, business operating margins were significantly affected by the price control measures implemented in Argentina that prevented us from passing through to market prices the increase in crude oil prices and domestic inflation.
Net sales: Net sales for refinery products increased P$1,295 million, or 28.6%, to P$5,826 million in 2007 from P$4,531 million in 2006, due to the combined effect of an 18.8% increase in average sales volumes mainly in reformer plant by-products, other heavy distillates and diesel oil, and a 9.4% improvement in average sales prices.
Sales volumes rose in 2007 principally as a consequence of an 18% increase in our consolidated crude oil processing capacity to 80.8 thousand barrels per day, resulting from an overall revamping of the San Lorenzo Refinery completed in October 2006. For this reason, processed crude oil volumes rose 21.4% to 76.6 thousand barrels per day in 2007 from 63.1 thousand barrels per day in 2006.
Total diesel oil sales in our gas station network, by volume, rose 10.3% to 1.9 million cubic meters as a result of a 6.6% increase in domestic demand, boosted by the agricultural, industrial and transportation sectors. In 2007, our market share in the Argentine diesel market climbed to 13.9% from 13.6%. In addition, diesel oil sales to others refining companies volumes totaled 0.5 and 0.2 million cubic meters in 2007 and 2006, respectively.
Total gasoline sales volumes rose slightly by 1.6% to 886 thousand cubic meters in 2007. As a result of an estimated 16.6% growth of the domestic gasoline market in 2007, attributable to economic growth, an increase in purchasing power, and current levels of refined gasoline prices, domestic sales increased by 9.6%. Within this context, our market share reached 13.7% in 2007. Export volumes declined as we focused on satisfying domestic demand, in line with the government’s restrictions and taxes on exports.

Capitalizing on increased product availability, as a result of the expansion of the crude oil processing capacity mentioned above, sales volumes of heavy distillates and cracking feedstock grew 24.3%. The increase in volumes was attributable primarily to higher diesel oil demand in response to higher domestic electricity generation and the growing IFO market due to an increased number of ships accessing domestic ports. Surplus volumes were directed to supply export markets.
Asphalt sales volumes increased 5.8% in 2007 as a result of domestic market growth.
As a consequence of the 9.4% increase in WTI, average sales prices of benzene, other heavy distillates and diesel oil improved 18%, 18% and 16%, respectively in 2007 compared to 2006. Export prices rose an average of 12% as a result of the increase in international prices, partially offset by the new withholding regime on exports of hydrocarbons by-products effective November 2007 in Argentina.
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
Other operating income (expenses), net: Other operating income (expense), net recorded a P$22 million loss in 2007 compared to a P$6 million gain in 2006.
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
• Styrenics—Argentina:
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
Styrenics performance was as follows:
a) Styrene and propylene propane sales increased P$28 million or 11.1% to P$281 million in 2007. Volumes increased 2.2% to 75.7 thousand tons, due to a 9% rise in domestic sales, boosted by the growth in consumption and civil construction, and a 19.5% drop in exports, attributable to reduced sales to Chile.

b) Ethylbenzene sales decreased P$44 million or 29.1% to P$107 million in 2007. Volumes dropped 35.8% to 31.2 thousand tons compared to 2006, due to an increased internal use of ethylbenzene to produce styrene in our Petrochemical Complex at Puerto General San Martín in 2007. In 2006, as a result of the plant shutdown mentioned above, ethylbenzene surplus volumes were sold to Innova for processing and conversion into styrene and polystyrene.
c) Polystyrene and BOPS sales increased P$57 million, or 17.1%, to P$390 million in 2007. Volumes increased 0.5% to 72.5 thousand tons compared to 2006. In order to supply growing domestic demand, we prioritized domestic sales—accounting for a 10% increase over exports, which dropped 18%. The domestic polystyrene market grew 13% in 2007 due to the general economic growth and increased production of durable goods.
d) Synthetic rubber sales increased P$36 million, or 13.6%, to P$300 million in 2007. Volumes slightly declined 1.8% to 54.8 thousand tons, with a 6% increase in domestic sales and a 9% decline in exports. A higher activity level in the tire, band and shoe segments boosted an increase in domestic sales, with the consequent lower availability of synthetic rubber for export purposes.
• Styrenics—Brazil—Innova:
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
• Fertilizers:
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
• Styrenics—Argentina:
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

• Styrenics—Brazil:
Gross profit increased P$12 million, or 5.6%, to P$226 million from P$214 million in 2006 mainly as a result of higher sales prices. Gross margin on sales slightly declined to 15.5% from 17.6%, as a consequence of higher raw material costs.
• Fertilizers:
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
Gas and Energy
Operating income: Operating income for the Gas and Energy segment decreased P$54 million, or 19.3%, to P$226 million in 2007 from P$280 million.
Net sales: Net sales totaled P$1,210 million in 2008 and P$1,211 million in 2007. Sales in marketing and transportation of gas and electricity generation increased P$40 million and P$18 million, respectively. Intercompany sales totaled P$155 million in 2007 and P$95 million in 2007, which were attributable to gas deliveries to the Genelba Power Plant.
Gross profit: Gross profit decreased P$37 million, or 13.2%, to P$244 million from P$281 million in 2007, mainly in electricity generation. See “Electricity”, below.
Administrative and selling expenses: administrative and selling expenses for the Gas and Energy segment increased P$16 million, or 39%, to P$57 million in 2007 from P$41 million in 2006.
Other operating income, net: other operating income, net for the Gas and Energy segment totaled P$39 million and P$40 million in 2007 and 2006, respectively, basically due to technical assistance services provided to TGS.
Marketing and Transportation of Gas
Operating income: Operating income for the Marketing and Transportation of Gas operations increased P$4 million to P$13 million in 2007 from P$ 9 million in 2006.
Net sales: Sales revenues increased P$40 million, or 5%, to P$834 million from P$794 million, mainly due to the rise in gas and liquid fuel prices.
Revenues from the sale of gas produced by us and imported gas increased P$43 million, or 8.9%, to P$524 million from P$481 million. Fiscal year 2006 included gas imports from Bolivia (P$41 million) which, as a result of changes in the implementation of these operations, are shown under gas and LPG brokerage services as from October 2006.

Excluding such gas import operations, revenues from the sale of gas produced by us increased P$84 million, or 19.1%, to P$524 million from P$440 million, primarily as a result of improved sales prices and, to a lesser extent, increased sales volumes. Sales prices improved by 14.2%, as a result of the recovery of the gas price for industrial clients and electricity generation companies in line with the scheduled price increases determined by the Secretary of Energy and higher export prices derived from contract renegotiations and the rise in international reference prices. Sales volumes recorded a 4.3% increase to 301.3 million cubic feet per day in 2007 from 288.9 million cubic feet per day in 2006, primarily attributable to the increase in our own production from the Neuquén basin and the start up of production in El Mangrullo field, partially offset by reduced production from the Austral basin as a result of the strikes organized during the last quarter of 2007.
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
Sales revenues from gas and LPG brokerage services increased to P$12 million in 2007 from P$9 million in 2006.
Gross profit: Gross profit increased P$20 million, or 58.8%, to P$54 million from P$34 million. The margins on sales were 6.5% in 2007 and 4.3% in 2006.
Electricity
Operating income: Operating income for the Electricity sector decreased P$58 million, or 25.9%, to P$166 million from P$224 million, mainly due to a significant decline in the level of generation activities, mainly hydraulic generation operations.
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
Net sales attributable to Pichi Picún Leufú Hydroelectric Complex dropped P$29 million, or 28.7%, to P$72 million in 2007 from P$101 million, as a result of a strong decline in sales volumes, partially offset by an improvement in sales prices. Energy delivered decreased 48.5% to 777 GWh in 2007 from 1,510 GWh, mainly due to lower water supply at the Comahue basin. The average sales price increased 38.5% in 2007 to P$92.7 per MWh,from P$66.9 per MWh in 2006.
Gross profit: Gross profit for the electricity business sector decreased P$58 million, or 23.8%, to P$186 million in 2007 from P$244 million. Gross margin rose to 35.9% from 48.8%, mainly due to lower generation volumes and higher thermal generation costs as a result of an increase in gas prices.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES
In the following discussion, unless we specifically mention that a figure represents Petrobras Energía’s share of the affiliate’s results, the amounts attributed to each affiliate or company represents the total amount recorded by that affiliate or company.
Mixed Companies in Venezuela: Our equity in the earnings of mixed companies totaled P$49 million and P$42 million in 2007 and 2006, respectively. In 2007, our direct and indirect equity interest in the earnings of Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. totaled P$55 million, P$2 million, P$(6) million and P$(2) million, respectively. In 2006, our direct and indirect equity interest in the earnings of Petroritupano S.A., Petrowayú S.A and Petroven-Bras S.A. totaled P$15 million, P$29 million and P$(2) million, respectively, with no net income or loss for Petrokariña S.A.
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
CIESA/ TGS: Our equity in the earnings of CIESA decreased P$64 million to P$7 million in 2007 from P$71 million in 2006.
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
Distrilec / Edesur: Our equity in the earnings of Distrilec increased P$88 million to P$51 million from P$(37) million in 2006.
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

PELSA: Our equity in the earnings of PELSA declined P$3 million to P$30 million from P$33 million, mainly due to increases in production costs, which more than offset an improvement in sales from a 1.5% increase in oil sales volumes.
PELSA’s operating income decreased P$38 million, or 14%, to P$233 million as a result of increased pulling and workover activities required to support production at mature fields and the greater incidence of depreciation and fixed costs. Increased expenses in terms of royalties, fees and easements also had an adverse impact.
Refinor: Our equity in the earnings of Refinor increased P$12 million to P$44 million in 2007 from P$32 million in 2006.
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

CRITICAL ACCOUNTING POLICIES
The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period. Changes in facts and circumstances or discovery of new information may result in revised estimates and actual results may differ from these estimates.
The following summary provides more information about the critical accounting policies that could have a significant impact on our results and should be read in conjunction with the Notes to our financial statements. Our accounting policies are more fully described in both Notes 2 and 4 to the financial statements of both Petrobras Energía and Petrobras Energía Participaciones.
Estimates of Oil and Gas Reserves
Evaluations of oil and gas reserves are important for the effective management of upstream assets. They are used to make investment decisions about oil and gas properties. Oil and gas reserve quantities are also used as the basis for calculation of unit-of-production rates for depreciation of the related oil and gas assets and evaluation for impairment of our investments in upstream assets. Oil and gas reserves are divided between proved and unproved reserves. Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Unproved reserves are those with less than reasonable certainty of recoverability and are classified as either probable or possible. Probable reserves are reserves that are more likely to be recovered than not and possible reserves are less likely to be recovered than not.
Estimates of oil and gas reserves have been prepared in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.
The estimation of proved reserves is an ongoing process that takes into account engineering and geological information such as well logs, pressure data and fluid sample core data. Proved reserves can also be divided in two categories: developed and undeveloped. Developed proved reserves are expected to be recovered from existing wells, or when the costs necessary to put them in production are relatively low. For undeveloped proved reserves, significant investments are necessary, including drilling new wells and installing production or transportation facilities before these reserves can be exploited. Oil and natural gas reserves have a direct impact on the assessment of the recoverability of asset carrying values reported in the financial statements.
We use the “successful efforts” method of accounting for our exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. Exploratory wells that find oil and gas in an area requiring major capital expenditure before production can begin are evaluated annually to ensure that commercial quantities of reserves have been found or that additional exploration work is under way or planned in a timeframe reasonable for its development cycle. Exploratory well costs not meeting either of these criteria are charged to expenses. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method.
Downward revision in our reserves estimates may result in: (a) higher depreciation and depletion charges in future periods, and/or (b) an immediate write-down of an asset’s book value. If, on the other hand, the oil and gas reserve quantities were revised upward, our per barrel depreciation and depletion expense would be lower. Changes in proved oil and gas reserves will also affect the standardized measure of discounted cash flows presented in Note 23 to our financial statements.

Impairment of Long-Lived Assets
At December 31, 2008, our property, plant and equipment, net of accumulated depletion, amounted to P$12,556 million.
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
With respect to future prices, in general, we do not view temporarily low prices as a trigger event for conducting impairment tests. The markets for crude oil and natural gas and oil related products have a history of significant price volatility. Although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. Significantly lower future prices could lead to impairments in the future, if such decreases were considered to be indicative of long-term trends. In the determination of the discounted value in use, we make use of our long-term price assumptions. These are the same price assumptions that are used in our planning and budgeting processes and our capital investment decisions, and they are considered to be reasonable, given market indicators and past experience.
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
In those cases, incorporating prospectively the changes introduced by the interpretation FASB Staff Position No. FAS 19-1, Accounting for Suspended Well Costs, starting July 2005, such costs continue to be capitalized insofar as (i) the well has determined the existence of sufficient reserves to warrant its completion as a production well and (ii) the company is making sufficient progress in evaluating the economic and operating feasibility of the project.
Before such interpretation, Statement of Financial Accounting Standards No. 19 provided: (I) if the well found reserves in an area requiring major capital expenditures before production may start, classification of such reserves as proved is dependent upon whether any additional reserves are found justifying the aforementioned investment. In this case, the cost of the exploratory well continues to be capitalized as long as it meets the following two conditions: (a) reserves found are sufficient to justify completion of the well as producing if the capital investment is made, and (b) the drilling of additional exploratory wells is in progress or firmly planned for the near future. Otherwise, drilling costs are charged to expense; (II) if the reserves are not classified as proved for any other reason, drilling costs of exploratory wells should not remain capitalized for a period exceeding one year after the completion of the drilling. If after one year no reserves are classified as proved, exploratory well costs should be charged to expense.

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
As of December 31, 2008 and 2007, we maintained capitalized exploratory well costs amounting to P$303 million and P$124 million, respectively.
Fair Value
We estimate fair value for the measurement of long-lived assets during certain impairment tests and the initial measurement of an Asset Retirement Obligations. When the Company is required to measure fair value, and there is not a market observable price for the asset or liability, or a market observable price for a similar asset or liability, we generally utilize an income valuation approach. This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk adjusted discount rate. Such evaluations involve a significant amount of judgment since the results are based on expected future events or conditions, such as sales prices; estimates of future oil and gas production or throughput; development and operating costs and the timing thereof; economic and regulatory climates and other factors. The Company’s estimates of future net cash flows are inherently imprecise because they reflect management’s expectation of future conditions that are often outside of management’s control. The assumptions used for fair value measurement are consistent with the ones developed for our planning and budgeting processes and our capital investment decisions.
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
Changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have a significant effect on the amount of provisions for contingencies recorded. As of December 31, 2008 and 2007, contingent liabilities (including current and non-current) amount to P$244 million and P$210 million, respectively.
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

LIQUIDITY AND CAPITAL RESOURCES
Argentine companies seeking access to financial markets face significant limits on the amount of financing available, the terms and cost of such financing, and other conditions that limit access to capital. The default on the Argentine sovereign debt at the end of 2001, the more recent global financial crisis, and related decline in global stock markets as well as the insolvency of major financial institutions toward the end of 2008, have all significantly limited the ability of Argentine companies’ to access international financial markets at reasonable cost and conditions.
Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms.
In recent years, we have regularly obtained financing from the private pension fund system in Argentina, which has been a significant subscriber of issuances of our debt. However, in November 2008 the Argentine National Congress passed a law eliminating the private pension system, mandating that funds administered by the private Retirement and Pension Funds Administrators (the “AFJP”), be transferred to a new administrator, the National Social Security Administrative Office (Administración Nacional de la Seguridad Social, or “ANSES”). Because the private pension funds had until recently been major institutional investors in the Argentine capital markets, the nationalization of these funds and the transfer of their assets to a state-run administrator had led to a decline in liquidity in the local capital markets, and may further limit the sources of financing for Argentine companies, including us. As of October 31, 2008, these funds held 13% of the outstanding shares of Petrobras Energía Participaciones.
In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and achieve of our growth objectives. Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of our businesses is built. In our opinion, our working capital is sufficient to meet our present requirements.
Pursuant to these strategic guidelines, we seek to:
•	Design a capital structure in line with industry standards adaptable to the financial markets in which we operate, by establishing a debt maturity profile consistent with estimated cash generation.

•	Gradually reduce indebtedness cost.
Adhering to these guidelines will enable us to treat financial management as a key element in the value-creation process.
Financial management highlights for 2008 fiscal year include:
•	Strict compliance with all financial obligations, with a 1.6% decline in our annual average indebtedness, as measured in US dollars.

•	Continued implementation of the Capital Expenditures Plan.
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
The table below reflects our statements of cash flow for the fiscal years ended December 31, 2008, 2007 and 2006 under Argentine GAAP and, for comparative purposes, the pro forma results excluding the effect of proportional consolidation of CIESA and Distrilec. Amounts are stated in millions of pesos.

				Without Proportional
	With Proportional			Consolidation of CIESA
	Consolidation			and Distrilec (Unaudited)
	2008	2007	2006	2008	2007	2006
Cash and cash equivalent at the beginning of the year	1,167	1,350	790	898	1,044	474
Net cash provided by operations	2,155	1,853	2,884	1,709	1,325	2,513
Net cash used in investing activities	(1,252)	(1,697)	(2,029)	(1,016)	(1,450)	(1,895)
Net cash used in financing activities	(680)	(364)	(295)	(574)	(44)	(48)
Effect of exchange rate change on cash	81	25	—	78	23	—

Cash and cash equivalent at the end of the year	1,471	1,167	1,350	1,095	898	1,044

Cash
As of December 31, 2008, 2007 and 2006, cash and cash equivalents, excluding proportional consolidation of CIESA and Distrilec, were P$1,095 million, P$898 million and P$1,044 million, respectively.
Our goal is to maintain excess cash primarily in U.S. dollars and in short-term investments in order to ensure adequate liquidity levels. We predominately invest in money market mutual funds and overnight deposits.
Operating Activities
Net cash from operations, excluding proportional consolidation of CIESA and Distrilec, totaled P$1,709 million in 2008, P$1,325 million in 2007 and P$2,513 million in 2006.
Net cash from operations in 2008 increased P$384 million, or 29%, to P$1,709 million from P$1,325 million in line with the improvement in operating income.
Net cash from operations in 2007 decreased by P$1,188 million, or 47.3%, to P$1,325 million as a result of the decline in net income and increased working capital requirements by the higher level of operations.

Investing Activities
Cash used in investing activities, excluding proportional consolidation of CIESA and Distrilec, totaled P$1,016 million in 2008, P$1,450 million in 2007 and P$1,895 million in 2006.
In 2008, net capital expenditures decreased P$437 million to P$1,049 million from P$1,486 million in 2007. Capital expenditures increased P$596 million to P$2,488 million. In addition, cash from divestments totalled P$1,439 million and P$406 million, respectively. Sources of funds for 2008 mainly include the sale of the 40% interest in PVIE.
In 2007, net capital investments dropped P$458 million to P$1,486 million in 2007 from P$1,944 million in 2006.
The table below reflects total net capital expenditures, net, in millions of pesos:

	2008	2007	2006
- Oil and Gas Exploration and Production	1,833	1,359	1,544
- Petrochemical	144	305	195
- Refining and Distribution	235	141	249
- Gas and Energy	265	61	4
- Corporate	11	26	76

Total capital expenditures	2,488	1,892	2,068
- Divestments	(1,439)	(406)	(124)

Total net capital expenditures	1,049	1,486	1,944

• Oil and Gas Exploration and Production
Capital expenditures in the Oil and Gas Exploration and Production segment totaled P$1,833 million, P$1,359 million and P$1,544 million in 2008, 2007 and 2006, respectively.
Capital expenditures for 2008 include P$665 million attributable to the acquisition of additional interests in El Tordillo, La Tapera — Puesto Quiroga, Sierra Chata and Parva Negra assets.
In 2008, capital expenditures were mainly focused on improving the basic production curve. Expenditures primarily included well drilling, expansion of secondary recovery projects and expansion of surface facilities. In addition, exploration investment -the main driver for reserve replacement and production in the long-term — significantly increased. Investments in Argentina were primarily directed to seismic surveys and drilling. We drilled twelve onshore exploration wells (including four extension wells), three of which were successful. The consortium operating the CGSJ Marina-1 block in the Golfo San Jorge basin—in which the Company has a 33% interest—drilled the first offshore exploration well, which was abandoned due to high water levels. In addition, 3D seismic surveys were also conducted over 415 square kilometers and 10,500 kilometers of 2D seismic surveys were conducted offshore from Argentina. In addition, airborne gravimetry, magnetometry and gradiometry surveys were conducted over 180 thousand kilometers: 160 thousand in the Noreste basin and the rest in the Enarsa 3 offshore block.
• Petrochemicals
In the Petrochemicals segment, capital expenditures totaled P$144 million, P$305 million and P$195 million in 2008, 2007 and 2006, respectively.
In 2008, our capital expenditures were focused on the construction of the new Innova ethylbenzene plant that started operations in September 2008. This plant, with a 540 thousand-ton-per year production capacity, is among the world’s most modern plants in terms of technology, environmental and occupational health concerns.

• Refining and Distribution
Capital expenditures in the Refining and Distribution segment totaled P$235 million, P$141 million and P$249 million in 2008, 2007 and 2006, respectively.
In 2008, investments focused on operative reliability. At the Bahía Blanca Refinery, the Light Reformate Unit was concluded and works in connection with the Refining Quality Adjustment project started, which involves construction of diesel oil and gasoline hydrotreatment plants, in order to meet future fuel quality specifications set by law in terms of sulfur content. In addition, in 2008 a US$25 million payment was made in connection with the acquisition of a double-hulled vessel. In Distribution, we went forward with selective branding efforts in gas stations that still lacked Petrobras Energía’s branding.
• Gas and Energy
In the Gas and Energy segment, capital expenditures totaled P$265 million, P$61 million and P$4 million in 2008, 2007 and 2006, respectively.
In 2008, works in connection with the new 164 MW Genelba Plus power plant continued at Genelba’s site. This project has been approved by the Ministry of Federal Planning, Public Investment and Services, and commercial operations are scheduled to start in 2009 second quarter. In addition, construction works started in connection with Ecoenergía 14MW power plant. This plant is located at TGS’s General Cerri complex, in Bahía Blanca, and commercial operations are scheduled to start by the end of 2009.
Financing Activities
Net cash used in financing activities totaled P$574 million, P$44 million and P$48 million, in 2008, 2007 and 2006, respectively.
We paid long-term debt in the amount of P$11 million, P$1,024 million and P$272 million in 2008, 2007 and 2006, respectively.
•	In 2008, we repaid bank loans and long-term lines of credit in the amount of P$11 million.

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

Cash provided by long-term financing totaled P$136 million, P$1,299 million and P$220 million in 2008, 2007 and 2006, respectively.
•	In 2008, Petrobras Energía and Innova S.A. received cash provided by bank financing in the amount of P$79 million and P$57 million, respectively.

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

•	In 2006, we received P$82 (US$26 million) for foreign trade financing. In addition, Petrobras Energía Perú S.A. received cash provided by other bank financing in the amount of P$138 million.
With respect to our short-term financing, in 2008 and 2007 we repaid short-term debt in the amount of P$384 million and P$133 million, respectively, mainly relating to export pre-financing facilities and short-term domestic loans. In 2006 net cash provided by short-term financing totaled P$4 million primarily from foreign trade financing.
In addition, pursuant to the resolutions adopted at the General Shareholders’ Meetings held on March 28, 2008 and March 30, 2007, we paid cash dividends in the amount P$315 million and P$186 million in 2008 and 2007, respectively.

DESCRIPTION OF INDEBTEDNESS
Most of our financial debt and a significant portion of the debt of our main affiliates are denominated in US dollars. The description that follows describes the indebtedness of Petrobras Energía, unless otherwise indicated.
As of December 31, 2008, total indebtedness, excluding the proportional consolidation of CIESA and Distrilec (companies under joint control with third parties) totaled P$6,182 million, of which P$4,317 million was long-term indebtedness. This compares to P$5,925 million as of December 31, 2007, of which P$4,482 was long-term debt. As of December 31, 2008, short-term indebtedness totaled P$1,865 million, of which P$697 million represents the current portion of long-term obligations and P$1,168 million represents short-term indebtedness with financial institutions under loan agreements and foreign trade financing. For a description of CIESA’s debt, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina—CIESA’s debt restructuring process.”
As of December 31, 2008, notes in the aggregate principal amount of US$1,119 million were outstanding under the Global Note Program due May 2008, which had a maximum principal amount of US$2.5 billion (the “Global Note Program”). At the Petrobras Energía’s General Regular Shareholders’ Meeting held on March 28, 2008, the shareholders approved a new global corporate note program for a maximum principal amount of US$1.0 billion (or its equivalent in other currencies). The program will last five years or the maximum applicable term allowable under future regulations. This program was authorized by the CNV under Resolution No. 15,947 dated August 7, 2008, under which issuance of Corporate Notes during the 2008-2013 period is authorized.
The following represents our debt maturity profile as of December 31, 2008:

						6 or more
	1 year	2 years	3 years	4 years	5 years	years
Millions of pesos	1,865	1,345	419	92	717	1,744
On May 1, 2009, we paid at maturity the nonconvertible Class H bonds, issued under the Global Note Program, for a face value of US$181.5 million.
On June 9, 2005, the Argentine federal executive branch issued Executive Order 616/05, requiring that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow. In addition, at least 30% of the amount must be deposited with domestic financial institutions. This deposit (1) must be registered, (2) must be non-transferable, (3) must be non-interest bearing, (4) must be made in U.S. dollars, (5) must have a term of 365 days and (6) cannot be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions.This Executive Order may limit our ability to finance our operations through new intercompany loans or any other kind of foreign financial loans.
Under Communication A 4860, issued on October 30, 2008 by the Central Bank, export collections required to be transferred and settled in the local exchange market must be transferred within a 10 working day term to foreign offices of local financial institutions, except for export collections applied to the payment of export pre-financings granted by financial institutions outside of Argentina. Under this requirement, the time frame to bring foreign currency into Argentina from certain export collections is reduced, posing a restriction on the term and amount of some of our sources of financing.

Cross Default Provisions
Our notes outstanding as of December 31, 2008 include cross default provisions whereby the Trustee under those notes, if instructed by the noteholders representing at least 25% of the relevant outstanding principal amount, may declare all the amounts owed due and payable if any debt of ours or our significant subsidiaries is not paid when due, provided that those due and unpaid amounts exceed the higher of US$25 million or 1% of Petrobras Energía’s shareholders’ equity at the time such debt is due, and provided further that the default has not been eliminated or cured within 30 days after we have been served notice of the default.
In addition, our Series S notes contain cross default provisions that are triggered if the maturity of any indebtedness of Petrobras or of any of its material subsidiaries in a total aggregate principal amount of $100 million or more is accelerated. The notes contain other customary event of default provisions relating to Petrobras. See “Liquidity and Capital Resources—Financing Activities”.
As of the date of this annual report, we are in compliance with all covenants under our loan agreements and corporate notes.

FUTURE CAPITAL REQUIREMENTS
We estimate our investments in Petrobras Energía and its subsidiaries for 2009 at approximately US$380 million. This level of investments is part of our strategy for sustained growth, which we have pursued in accordance with growth and expansion targets contemplated in our business plan.
The General Regular Shareholders’ Meeting of Petrobras Energía held on March 27, 2009, approved the establishment of an optional reserve known as the “Reserve for Future Dividends” in an aggregate amount of P$380 million and delegated to the Board of Directors the ability to determine the dividend distribution date and amount during the period between the admission of Petrobras Energía Participaciones S.A.’s shareholders as shareholders of Petrobras Energía S.A. and the date of the next Regular Shareholders’ Meeting to be held in connection with fiscal year ending December 31, 2009, taking into account the course of operations, operating results, investment programs, financial position and funds availability, among other factors deemed relevant to the development of the Company’s business.
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
• Oil and Gas Exploration and Production
Our 2009 investment plan is in line with reserve replacement and production goals, as a crucial step in securing our sustainable growth.
Argentina. Efforts will continue in the Neuquen basin to develop oil reserves through well drilling, and expansion of secondary recovery projects and of relevant surface facilities. Development of El Mangrullo field will continue and we will move forward with implementation of a pilot project focused on low permeability gas reservoirs (non-conventional reservoirs) at the Punta Rosada formation in the Rio Neuquen field. In the Austral basin, investments will be focused on well drilling for the development and demarcation of oil reserves and on maintenance of the curve of injection to the gas pipeline.
In addition, we will continue with investment plans focused on exploration activities, particularly the CGSJ Marina 1 offshore block, in Golfo de San Jorge basin.
• Refining and Distribution
In 2009, investments in our Refining and Distribution segment will focus on security, environmental sustainability, reliability of operations and adjustment to meet legal standards imposed with respect to fuel quality.
Investments in our retail operations will focus on the maintenance of Petrobras gas station network and the support of lubricant plant operations.
• Petrochemicals
At the Puerto General San Martín plant, investments will continue with a focus on reducing variable costs. At the same time, investments will be made in reliability projects and maintenance associated with scheduled shutdowns, in order to achieve increased yield and safety in operating processes.
In the Fertilizers segment, investments will be made in operations reliability and production optimization.
• Gas & Energy
In 2009, investments will focus on the completion of construction, and the start up of commercial operations at the Genelba Plus power plant. We plan to complete construction at Ecoenergía power plant around December 2009.

OFF-BALANCE SHEET TRANSACTIONS
Other than the transactions described below, we do not have any off-balance sheet arrangements required to be disclosed by Item 5 of Form 20-F.
OCP Investment’s Letters of Credit
In order to guarantee compliance with the Company’s financial commitments under the “Ship or Pay” transportation agreement executed with OCP and a portion of OCP’s contractual obligations, Petrobras Energía is required to procure letters of credit. These letters of credit are required to remain in effect until December 2018. As of December 31, 2008, Petrobras Energía had procured letters of credit for a total amount of about US$100 million. As the letters of credit expire, we will be required to renew or replace them. Otherwise, we would have to deposit cash in amounts equal to our guarantee obligations, which would have a material adverse effect on our cash flows.
CONTRACTUAL OBLIGATIONS
The following table summarizes certain contractual obligations as of December 31, 2008. The table does not include accounts payable. Amounts in the table do not include interest.

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in millions of pesos)
Debt Obligations	5,036	1,416	1,205	690	1,725
Purchase Obligations
Ship or pay agreement with OCP (1) (2) (6)	1,416	146	234	277	759
Long-term service agreement (6)	970	570	207	94	99
Petroleum services and materials (6)	3,856	2,206	537	292	821
Ethylene (4)(6)	1,642	215	634	514	279
Benzene (5)(6)	3,760	388	1,496	1,216	660
Oil purchase agreements for Refinery (6)	555	420	135	—	—
Gas transportation capacity with TGS (3)	738	123	246	246	123
Gas purchase agreements for Genelba (6)	14	14	—	—	—

Pension Plan	140	14	26	27	73

Total	18,127	5,512	4,720	3,356	4,539

Sales Obligations
Natural gas	2,036	330	557	549	600
Styrene	492	166	202	124	—
Electric power	846	156	224	362	104
LPG	276	86	97	62	31
Oil	771	771	—	—	—

Total	4,421	1,509	1,080	1,097	735

(1)	Net of transportation capacity sold to third parties.

(2)	Estimated price US$3.63 per barrel (6).

(3)	Estimated price P$0.11 million per million cubic meters.

(4)	Estimated price US$1,087 per ton (6). Contractual prices are in US dollars. Peso amounts translated using exchange rate as of December 31, 2008.

(5)	Estimated price US$895 per ton (6). Contractual prices are in US dollars. Peso amounts translated using exchange rate as of December 31, 2008.

(6)
Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2008 and may not reflect actual future prices of these commodities. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

The following table sets forth volume information with regards to our commitment under commercial contracts:

	Obligations by period
		Less than 1			More than
	Total	year	1-3 years	3-5 years	5 years
Purchase Obligations
Ship or pay agreement with OCP (in millions of barrels)	113	14	18	23	58
Ethylene (in thousands of tons)	438	72	144	144	78
Benzene (in thousands of tons)	1,218	201	400	400	217
Oil Purchase agreements for Refinery (in millions of barrels)	4	3	1	—	—
Gas transportation capacity with TGS (in millions of cubic meters)	6,570	1,095	2,190	2,190	1,095
Gas purchase agreements for Genelba (in millions of cubic meters)	65	65	—	—	—

Sales Obligations
Natural gas (in millions of cubic meters)	11,678	2,249	3,276	3,276	2,877
Styrene (in thousands of tons)	237	84	102	51	—
Electric power (in GWh)	3,526	1,155	1,071	1,091	209
LPG (in thousands of tons)	453	171	174	54	54
Oil (in millions of bbls)	5	5	—	—	—
Debt Obligations. A description of our contractual obligations with respect to our debt obligations is given under “Liquidity and Capital Resources — Description of Indebtedness”.
Long Term Service Agreement. We have entered into a long-term service agreement with Siemens S.A. for the maintenance and repair of Genelba.
Ship or Pay Agreement with OCP. We have executed an agreement with OCP whereby we acquired an oil transportation capacity of 80,000 barrels per day for a term of 15 years starting November 10, 2003, to facilitate the transport of our oil production in Ecuador. We, as well as the remaining producers that have entered into capacity agreements with OCP, are required to pay a ship or pay fee that will cover, among other items, OCP’s operating costs and financial services. We have assigned part of our committed transportation capacity. See “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production outside of Argentina—Ecuador—Ship or Pay Contract with Oleoducto de Crudos Pesados (OCP)”.
Petroleum services and materials. We have entered into several agreements with different oil and gas petroleum service providers in order to ensure the usual supply of services and materials in countries where we conduct oil and gas activities. The aforementioned contracts provide for the supply of services such as pulling services, work-over, in addition to perforation works, materials and others.
Benzene and ethylene supply agreements. These long-term agreements were subscribed by our Brazilian subsidiary (Innova) with Brasken, an affiliate of Petrobras formerly known as Copesul. The purpose of these agreements is to ensure the supply of a significant portion of benzene and ethylene, raw materials that are essential for Innova’s production of styrene and polystyrene. These agreements expire in 2015.
Gas Transportation Agreements with TGS. We have entered into firm gas transportation agreements with TGS in order to provide gas transportation services to our thermal power plant, Genelba. These contracts include firm clauses, which require us to meet our contractual obligations for the entire volume hired, even if no gas is transported. These contracts expire in 2014.

Gas Purchase Agreement for Genelba. Complementing the gas transportation agreements mentioned above, we have entered into natural gas supply agreements with Compañía General de Combustibles. Under these agreements, Compañía General de Combustibles will supply Genelba’s natural gas requirements in the event that such supply is not met internally, ensuring Genelba’s ability to meet its own contractual energy delivery commitments.
Pension Plan. A description of our contractual obligations with respect to our pension plans is given in Note 16 to the financial statements of Petrobras Energia and Note 14 to the financial statements of Petrobras Energía Participaciones.
Oil purchase agreements for Refineries. We have entered into several purchase agreements with major Argentine oil producers, in order to ensure the supply to our two refineries, the San Lorenzo and the Ricardo Elicabe refineries. These agreements were entered into due to the fact that our installed refining capacity exceeds our Argentine oil production.
Sale of Styrene. Our Brazilian subsidiary, Innova, a company involved in the petrochemical business segment, has entered into long-term sale agreements with customers in order to ensure the sale of a significant amount of its styrene production in the Brazilian market. The contract price included in such contracts depends on current international prices at the time of delivery.
Sale of oil. Petrobras Energía Perú has entered into oil sales commitments with Petroperu in order to ensure the sale of its oil production. This contract expires in 2009 and provides for the sale of a significant amount of its oil production. The sales price for this contract depends upon current international prices at the time of delivery of oil. In April 2009, we sold our indirect interest in Petrobras Energía Perú. See “Factors affecting our consolidated results of operations — Sale of Petrobras Energía’s Interest in Petrobras de Valores Internacional de España S.L.”
LPG and Electric Power Sales. These agreements correspond primarily to sale commitments in order to ensure the sale of LPG and electric power in Argentina.
Natural Gas Sales. These agreements correspond primarily to long-term sales commitments in order to ensure the sale of natural gas in Argentina and Peru. Approximately 90% of the amount presented in the table above corresponds to contracts in Argentina, while 10% corresponds to a contract subscribed by of our subsidiary in Peru, which, through this agreement sells a significant amount of its gas production to a thermal plant located in that country.

U.S. GAAP RECONCILIATION
Petrobras Energía had net income under U.S. GAAP of P$434 million in 2008, as compared to a net loss of P$24 million in 2007 and a net income of P$1.295 million in 2006. Under Argentine GAAP, Petrobras Energía reported net income of P$776 million in 2008, P$762 million in 2007 and P$1,416 million in 2006.
There are several differences between Argentine GAAP and U.S. GAAP that significantly affect Petrobras Energía net income and shareholders’ equity. The most significant differences in their effect on 2008 net income are mainly related to purchase price allocation’s impact on depreciation of property, plant and equipment, impairment testing and deferred income taxes. See Notes 20 and 21 to the financial statements of both Petrobras Energía and Petrobras Energía Participaciones, which include the reconciliation from Argentine GAAP to U.S. GAAP, as well as an explanation of the main differences between such accounting standards.

RECONCILIATION TABLES
The following tables reconcile Petrobras Energía results for the years ended December 31, 2008, 2007 and 2006 with proportional consolidation of CIESA and Distrilec (as required by Argentine GAAP), with Petrobras Energía results as adjusted to reflect the elimination of proportional consolidation of these companies:

	For the Year Ended December 31, 2008
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1)(2)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales	15,175	(605)	(993)	13,577
Cost of sales	(11,000)	342	743	(9,915)

Gross profit	4,175	(263)	(250)	3,662
Administrative and selling expenses	(1,756)	42	158	(1.556)
Exploration expenses	(238)	—	—	(238)
Other operating expenses net	(229)	16	17	(196)

Operating income	1,952	(205)	(75)	1,672
Equity in earnings of affiliates	305	(20)	26	311
Financial income (expenses) and holding gains (losses), net	(786)	175	(11)	(622)
Other expenses, net	(93)	(56)	—	(149)

Income (loss) before income tax and minority interest in subsidiaries	1,378	(106)	(60)	1,212
Income tax provision	(529)	56	34	(439)
Minority interest in subsidiaries	(73)	50	26	3

Net income	776	—	—	776

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in the Gas and Energy segment.

(2)	Net of P$34 million in intercompany sales.

	For the Year Ended December 31, 2007
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1)(2)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales	13,458	(567)	(894)	11,997
Cost of sales	(10,111)	280	679	(9,152)

Gross profit	3,347	(287)	(215)	2,845
Administrative and selling expenses	(1,463)	38	116	(1,309)
Exploration expenses	(172)	—	—	(172)
Other operating expenses, net	(176)	(2)	(77)	(255)

Operating income	1,536	(251)	(176)	1,109
Equity in earnings of affiliates	176	7	51	234
Financial income (expense) and holding gains (losses)	(495)	139	30	(326)
Other expenses, net	131	3	6	140

Income (loss) before income tax and minority interest in subsidiaries	1,348	(102)	(89)	1,157
Income tax provision	(494)	57	44	(393)
Minority interest in subsidiaries	(92)	45	45	(2)

Net income	762	—	—	762

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in the Gas and Energy segment.

(2)	Net of P$35 million in intercompany sales.

	For the Year Ended December 31, 2006
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1)(2)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales	11,745	(592)	(695)	10,458
Cost of sales	(8,062)	268	594	(7,200)

Gross profit	3,683	(324)	(101)	3,258
Administrative and selling expenses	(1,281)	35	94	(1,152)
Exploration expenses	(117)	—	—	(117)
Other operating expenses net	(135)	1	38	(96)

Operating income	2,150	(288)	31	1,893
Equity in earnings of affiliates	219	71	(37)	253
Financial income (expense) and holding gains (losses)	(504)	132	11	(361)
Other income, net	99	—	9	108

Income (loss) before income tax and minority interest in subsidiaries	1,964	(85)	14	1,893
Income tax provision	(465)	(6)	(6)	(477)
Minority interest in subsidiaries	(83)	91	(8)	—

Net income	1,416	—	—	1,416

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in the Gas and Energy segment.

(2)	Net of P$40 million in intercompany sales.

The following tables reconcile Petrobras Energía’s statements of cash flow for the fiscal years ended December 31, 2008, 2007 and 2006 with proportional consolidation as required by Argentine GAAP to these statements as adjusted to reflect the elimination of proportional consolidation of CIESA and Distrilec.

	For the Year Ended December 31, 2008
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,167	(196)	(73)	898
Net cash provided by operations	2,155	(313)	(133)	1,709
Net cash used in investing activities	(1,252)	96	140	(1,016)
Net cash used in financing activities	(680)	103	3	(574)
Effect of exchange rate change on cash	81	—	(3)	78

Cash and cash equivalent at the end of the year	1,471	(310)	(66)	1,095

	For the Year Ended December 31, 2007
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,350	(239)	(67)	1,044
Net cash provided by operations	1,853	(304)	(224)	1,325
Net cash used in investing activities	(1,697)	117	130	(1,450)
Net cash used in financing activities	(364)	231	89	(44)
Effect of exchange rate change on cash	25	(1)	(1)	23

Cash and cash equivalent at the end of the year	1,167	(196)	(73)	898

	For the Year Ended December 31, 2006
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	790	(257)	(59)	474
Net cash provided by operations	2,884	(326)	(45)	2,513
Net cash used in investing activities	(2,029)	64	70	(1,895)
Net cash (used) provided by financing activities	(295)	280	(33)	(48)
Effect of exchange rate change on cash	—	—	—	—

Cash and cash equivalent at the end of the year	1,350	(239)	(67)	1,044

Item 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
Petrobras Energía Participaciones Board of Directors
On January 1, 2009, the management operations of the Board of Directors of Petrobras Energía Participaciones were suspended automatically, and the Board of Directors of Petrobras Energía (the “Board”) assumed its duties and responsibilities. Following the adoption and approval of the merger by the shareholders of both companies, Petrobras Energía Participaciones and Petrobras Energía signed the definitive merger agreement. The dissolution of Petrobras Energía Participaciones and its merger into Petrobras Energía were authorized by the CNV pursuant to Resolution No. 16,130/09 and Resolution No. 16,131/08, respectively. Once the dissolution and merger are registered with the Public Registry of Commerce of the City of Buenos Aires, the Board shall assume full control of the surviving company.
Petrobras Energía Board of Directors
In accordance with the bylaws of Petrobras Energía, the company’s Board is required to meet at least once every three months, and is composed of nine regular directors who are elected for a three-year term. One-third of Petrobras Energía’s directors are elected each year. The Shareholders’ Meeting may appoint a number of alternate members that may be equal to or lower than the number of regular directors in order to fill any vacancy, in the order of their appointment.
The table below sets forth the current composition of the Board, as approved by Petrobras Energía’s General Regular and Special Shareholders’ Meeting held on March 27, 2009.

	Year of		Term
Name	Appointment	Position	Expires (*)
José Fernando de Freitas	2008	Chairman	2010
Daniel Lima de Oliveira	2006	Vice Chairman	2011
José Raimundo Brandão Pereira	2009	Director	2011
Antonio Eduardo Monteiro de Castro	2009	Director	2011
Cedric Bridger	2004	Director	2010
Roberto Luis Monti	2003	Director	2010
Roberto Fortunati	2006	Director	2010
Décio Fabrício Oddone da Costa	2005	Director	2010
Luis Miguel Sas	2003	Director	2010
Carlos Alberto Pereira de Oliveira	2009	Alternate Director	2011
Pedro Augusto Bonésio	2009	Alternate Director	2011
Carlos Eduardo Sardenberg Bellot	2009	Alternate Director	2011
André Lima Cordeiro	2009	Alternate Director	2011
Carlos Alberto da Costa	2009	Alternate Director	2011
Héctor Daniel Casal	2003	Alternate Director	2011
Alejandro Poletto	2006	Alternate Director	2011

(*)
At the Shareholders’ Meeting held on January 30, 2009 several temporary provisions were adopted relating to the creation of a Transitional Board of Directors in compliance with the amendments to the bylaws adopted at the same meeting. The Board as of January 30, 2009 is the first to which staggered terms and elections will apply. One third of the Transitional Board was elected at the Regular Shareholders’ Meeting held on March 27, 2009. One third of the Transitional Board will be elected at the Regular Shareholders’ Meeting to be held in connection with fiscal year commencing January 1, 2009. The final third of the Transitional Board will be elected at the Regular Shareholders’ Meeting to be held in connection with fiscal year commencing January 1, 2010.

As approved by Petrobras Energía’s General Regular and Special Shareholders’ Meeting held on March 27, 2009, alternate directors will fill any vacancy in the following order: Carlos Alberto Pereira de Oliveira to José Fernando de Freitas, Pedro Augusto Bonésio to Daniel Lima de Oliveira, Carlos Eduardo Sardenberg Bellot to José Raimundo Brandão Pereira, André Lima Cordeiro to Antonio Eduardo Monteiro de Castro, Carlos Alberto da Costa to Décio Fabricio Oddone da Costa, Héctor Daniel Casal to Luis Miguel Sas and Alejandro Poletto to Cedric Bridger, Roberto Luis Monti or Roberto Alejandro Fortunati.
In compliance with Resolution No. 368 of the CNV, Cedric Bridger, Roberto Luis Monti, Roberto Alejandro Fortunati and Alejandro Poletto qualify as independent directors, and the other directors are not independent in accordance with the CNV rules. Resolution No. 368 provides that a member of a corporate body shall not be considered independent if that member fits one or more of the following descriptions:
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

The following is a brief summary of the principal business and academic experience of each of our directors:
José Fernando de Freitas (52) has served as a member of and Chairman of the Board of Directors of Petrobras Energía since 2008, and is currently a member of the Compensation Committee. He graduated in Mechanical Engineering in 1978 from the Catholic University of Petropolis. He joined Petrobras in 1979 and worked in the Production Department in offshore production facilities within the engineering area. Between 1994 and 1998 he served as General Manager of Petrobras Argentina S.A. Subsequently, he held the position of Executive Manager of Gas, Energy and Engineering within the International Business Area until August 2004, when he was appointed Chairman of Petrobras Bolivia S.A. Since January 2008 he has served as Petrobras’ Executive Manager for the Southern Cone and is responsible for Petrobras operations within the area.
Daniel Lima de Oliveira (57) has served as a member of and Vice Chairman of the Board of Directors of Petrobras Energía since 2006. He graduated in 1975 in Mechanical Engineering from the Industrial Engineering School, in S.J. dos Campos (Sao Paulo, Brazil). He joined Petrobras in 1976 as a Supply Engineer in the Commercial Department. In 1982 he moved to Petrobras’s Financial Department where he worked in the Short-Term Credit Division and as Assistant to the General Manager. From 1984 to 1988 he served as Financial Manager of the Petrobras London office. From 1988 to 1992 he worked as Manager at PIB BV, responsible for insurance and financing for PIB BV’s foreign operations. From 1992 to 1995 he served as head of the Medium and Long-Term Credit Division, responsible for raising funds for PIB BV’s investment program. From 1995 to 1999 he was assigned to Petrobras’s New York Office as Financial Manager, responsible for negotiating trading lines, supporting the Head Office in structured transactions, Investor Relations and liaising with U.S. and Canadian export agencies. From September 1999 to July 2005 he was designated Deputy Executive Manager of the Financial Department, responsible for coordinating financial activities among several subsidiaries. In this position he has served on the Board of Directors of the following subsidiaries: BRASOIL, CATLEIA, PIB BV, Petrobras Participaciones S.L., POG, PEMID, PEL and FRADE INVERSIONES. In March 2004, he was appointed member of the REFAP S.A.’s Board of Directors. From July 2005 to March 2006, he served as Executive Manager of Petrobras’s Corporate Finance Department and from April 2006 he has served as Corporate Financial Executive Manager of Petrobras.
José Raimundo Brandão Pereira (52) has served as a member of the Board of Directors of Petrobras Energía since 2009. He graduated in 1979 in Civil Engineering from the Universidad Estadual do Maranhão (UEMA). He joined Petrobras in 1980, where he specialized in Oil Engineering. During his career at Petrobras, he has held different administrative and managing positions, including service as the Executive Manager for Marketing and Commercialization for the Supplying Direction and Petrobras International Finance Company Director, both of which he has held since June 2008. In September 2008, he was designated Director of PIB BV. He has attended courses on technical and managing training in Brazil and abroad, including a specialization training course in Managing Competencies at Fundación Dom Cabral (Brazil), a course on Strategic Negotiation and Competitive Decision at Harvard Business School (USA) and courses on Oil Well Perforation at the Universidad Petrobras and Universidad Federal de Ouro Petro (Brazil).
Antonio Eduardo Monteiro de Castro (43) has served as a member of the Board of Directors of Petrobras Energía since 2009. He graduated in Mechanical Engineering from the Universidad Federal de Rio de Janeiro (“UFRJ”), and holds a master’s degree in Politics and Management, from Ecole du Petrole et des Moteurs (France). In 1987, he started his career in Petrobras’s Energy Division, in the Refining Area, where he worked more than ten years in the assessment and development of energy generation and cogeneration projects. Since 2000, he has worked in the Gas and Energy Area, where he was General Manager, responsible for the Development of New Businesses and Gas Projects (gas pipelines and LPG) and Energy (thermoelectric power stations together with national and international companies). In 2006, he started leading Corporate Management and Planning activities as Executive Manager. One year later, he presided over the Transportadora Brasileña Gasoducto Bolivia-Brasil (“TBG”) Administrative Council. In 2008, he was designated the head of Petrobras’s Gas and Energy Marketing and Commercialization area. He is currently the Executive Manager of Petrobras’s Gas and Energy area.

Cedric Bridger (73) has served as a member of the Board of Directors of Petrobras Energía since 2004, and is currently a member of the Audit Committee. He graduated in Public Accounting in London from the Association of Certified and Corporate Accountants, where he initiated his professional activities. He joined FADIP S.A. (later Hughes Tool Co. S.A.) in Buenos Aires in 1964, where he was a Financial Manager. Subsequently, he became General Manager of the company in Brazil and was ultimately appointed its Vice President of Operations for Latin America. From 1992 to 1998, he was Vice Chairman of the Finance Department at YPF S.A. In April 1998, he retired from YPF S.A. and took a position as a Director of Banco Hipotecario and since 2003 he has been a member of the Board of Directors of IRSA Inversiones y Representaciones S.A.
Roberto Luis Monti (70) has served as a member of the Board of Directors of Petrobras Energía since 2003, and is currently a member of the Audit Committee and of the Compensation Committee. He graduated in Electromechanical Engineering. He received a Master of Electronic Engineering from the Universidad de Buenos Aires, and an MBA from the American Management Association, New York. For 32 years he worked for Schlumberger, where he was Vice-Chairman of Wireline Operations, Chairman of Anadrill, Chairman of Wireline & Testing for Europe, Africa, Middle and Far East and Latin America, and Chairman of Dowell at a worldwide level during the period from 1981 to 1995. From 1995 to 1997 he served as Chairman and CEO of Maxus Energy Corporation. From 1997 to 1999 he served as Chairman and CEO of YPF S.A. In 2000, he served as Vice Chairman of Exploration and Production and Vice Chairman of the Board of Directors in YPF S.A. In addition, he currently serves as Chairman of Trefoil Limited and as member of the Board of Directors of Tenaris S.A. and Wood Group PLC.
Roberto Alejandro Fortunati (53) has served as a member of the Board of Directors of Petrobras Energía since 2006, and is currently a member of the Audit Committee. In 1979, he graduated in Law from Universidad de Buenos Aires, where he currently teaches the Oil and Gas Law postgraduate course. He is also a member of the Advisory Council of Universidad Torcuato Di Tella Law School. He worked as a lawyer for Amoco Argentina Oil Company. From 1986 to 2001, he was a partner of Beccar Varela law firm. In 2001-2002, he served as Vice-Chairman and Director of Legal Affairs for the Argentine Branch of Citibank. Since 2003, he has been part of the Fortunati & Asociados law firm, of which he is a founding partner.
Décio Fabrício Oddone da Costa (48) has served as a member of the Board of Directors of Petrobras Energía since 2005 and as Chief Executive Officer since 2008. He also serves on the Compensation Committee. He graduated in Electrical Engineering from Universidade Federal do Rio Grande do Sul, Brazil. He completed post-graduate courses in oil engineering promoted by Petrobras and attended the Advanced Management Program at Harvard University Business School and the Advanced Management Program at the Insead, France. He received an Honoris Causa Master Degree in Management and Administration from Alta Escuela de Dirección y Administración de Empresas in Madrid, Spain, and an Honoris Causa Doctoral Degree in Education from Aquino University, Bolivia. He has held several managerial positions within Petrobras in Brazil, Argentina, Angola, Libya, and Bolivia where he held the position of Chairman of Petrobras Bolivia S.A., and other companies of the group. He was responsible for Petrobras’ operations in the Southern Cone. Since 2008, he has also served as a member of the Board of Directors of Innova S.A. and Petrolera Entre Lomas S.A.
Luis Miguel Sas (46) has served as a member of the Board of Directors of Petrobras Energía since 2003, and as Chief Financial Officer since May 2004. He graduated in Public Accounting from the Universidad de Buenos Aires and holds an MBA from the Instituto de Altos Estudios Empresariales — Universidad Austral. He joined Petrobras Energía in 1984. In 1990 he was appointed Head of the Financial Operations Department for Telecom. He worked as head of Petrobras Energía’s money desk and in 1997 he was appointed Corporate Finance Manager, in charge of capital markets and project financing. In January 2000, he was appointed Chief Financial Officer of Edesur S.A. He served as Financial Manager at Petrobras Energía between May 2001 and May 2004. In addition, he currently serves as Chairman of Petrobras Hispano Argentina S.A. and Petrobras Energía Internacional S.A., and is member of the Board of Directors of Petrolera Entre Lomas S.A. and Petrobras Holding Austria AG.

The following is a brief summary of the principal business and academic experience of each of our alternate directors:
Carlos Alberto Pereira de Oliveira (51) has served as an alternate member of the Board of Directors of Petrobras Energía since 2009. In 1980 he graduated in Mechanical Engineering from the Instituto Militar de Ingenieria (Engineering Military Institute) in Rio de Janeiro and with a Bachelor’s degree in Business Administration from UFRJ and in 1990 he received a Master Degree in Finance and Investment in Rio de Janeiro’s Pontificia Universidad Catolica. In 1997, he completed a specialization in Oil Finances and Management at the University of Texas, Texas, USA. He joined Petrobras in 1981, and has worked in different operative areas and has held different executive positions. From 1999 to 2003, he served as Oil and Gas Exploration and Production Executive Manager. Between 2003 and 2008, he served as a member of the Board of Directors of Petrobras Energía, as Executive Director of Petrobras Energía’s Oil and Gas Exploration and Production business segment, as a Chairman of the Board of Directors of Petrobras Energía Perú S.A., and as a member of the Board of Directors of Petrolera Entre Lomas S.A. In 2008, he became Executive Manager for Petrobras’s International Businesses Technical Support division.
Pedro Augusto Bonésio (54) has served as an alternate member of the Board of Directors of Petrobras Energía since 2009. In 1978, he graduated in Mechanical Engineering from the Industrial Engineering School, São Bernardo dos Campos. In 1979, he joined Petrobras as Maritime, Terminal, and Pipeline Facilities Engineer. He designed basic and detailed Maritime Facilities, he developed Deep-Water Oil Production Technology, and worked as Land and Sea Production Development Project Manager. In 1999, he worked as CFO Assistant and in 2000 he was designed Project Financing Executive Manager. Since 2006, he has been the company’s Corporate Finance and Treasury Executive Manager.
Carlos Eduardo Sardenberg Bellot (54) has served as an alternate member of the Board of Directors of Petrobras Energía since 2009. He graduated in Chemical Engineering from UFRJ in 1978. He joined Petrobras the same year. He also completed a postgraduate course in Processing Engineering from UFRJ, and a course in Corporate Management from Pontificia Universidad Catolica, Rio de Janeiro, Brazil. During his career within Petrobras, he has held important positions: Exploration and Production General Manager in Bolivia (2003-2005); Petrobras’s president Assessor (2005-2008); Executive Manager, Supply Logistics (2008-present). In January 2008, he was elected member of Petrobras Transporte S.A.-Transpetro’s Administrative Council, and in March 2008 he was appointed president of PMCC Proyectos de Transporte de Alcohol S.A.’s Administrative Council.
André Lima Cordeiro (48) has served as an alternate member of the Board of Directors of Petrobras Energía since 2009. In 1982, he graduated in Civil Engineering from the Instituto Militar de Ingenieria (Engineering Military Institute), Rio de Janeiro and in 1990, he graduated in Geology from Universidad Estadual de Rio de Janeiro. He joined Petrobras in 1983 and specialized in Oil Engineering. In 1995 he obtained an MBA Degree from UFRJ. From 1999 to 2003, he served as Chairman of TBG. From 2004 to 2006, he became Financial Director of CEG-RIO-a gas distribution company in Rio de Janeiro. In 2007 he worked as Petrobras’s Oil Market Development General Manager. Since 2008, he has worked as Executive Manager for Petrobras’s Natural Gas Logistics and Participations, Director of Gaspetro — Petrobras Gas S.A., and member of the Board of Directors of both TBG and Transportadora Asociada de Gas S.A.
Carlos Alberto da Costa (55) has served as an alternate member of the Board of Directors of Petrobras Energía and as Executive Director of Oil and Gas Exploration and Production business segment since 2009. He graduated in Geology from the Universidad Federal Rural de Rio de Janeiro and completed a Ph.D. in Geophysics from the Universidad Federal de Bahia, Brazil. He held different managing positions within Petrobras, among them: General Manager for Petrobras Argentina S.A., Vice-Chairman of MEGA S.A., Director of EG3 S.A., Business Coordinator of Venezuela, Exploration Manager of the International Area, and General Manager of Petrobras Uruguay’s gas distributing companies. In addition, he is currently a member of the Board of Directors of Petrolera Entre Lomas S.A., Petrobras Energía Ecuador Ltd, Petrobras Energía de México S.A. de C.V., Petrobras Hispano Argentina S.A. and Petrobras Energía Colombia Ltd.

Héctor Daniel Casal (53) has served as an alternate member of the Board of Directors of Petrobras Energía and since 2003 as Executive Director of Legal Affairs. He graduated in Law from the Universidad Cátolica Argentina in 1980. He joined Petrobras Energía in 1991. He also serves as Vice Chairman of the Board of Directors of Petrobras Energía Internacional S.A.; as a member of the Board of Directors of TGS, CIESA, Distrilec, Petrobras Energía Colombia Ltd, Petrobras Finance Bermuda and Petrobras Electricidad de Argentina S.A.; as Managing Director of Petrobras Financial Servicies Austria GMBH and Petrobras Holding Austria AG and as alternate Director of Edesur S.A. and Petrolera Entre Lomas S.A.
Alejandro Poletto (36) has served as an alternate member of the Board of Directors of Petrobras Energía since 2006. He graduated in Law from the Universidad Católica Argentina in 1998 and received a Master Degree in Law (LL.M.) from Cornell University Law School, Ithaca, New York. He has previous experience as an associate lawyer for the law firms Marval, O’Farrell & Mairal, and Cárdenas, Cassagne & Asociados in Buenos Aires. He also worked as a foreign associate for Skadden, Arps, Slate, Meagher & Flom LLP’s New York office. Since September 2007, he has been a partner with the law firm Fortunati & Asociados.
Administration and Organization
Petrobras Energía Participaciones’s operations are conducted through Petrobras Energía. As such, Petrobras Energía Participaciones does not have any executive officers or independent management. Petrobras Energía’s operations are divided into four business segments that are in turn supported by corporate functions. The four business segments are: Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals and Gas and Energy.
Petrobras Energía is managed by a committee made up of seven members: the Chief Executive Officer, the Chief Financial Officer, the Director of each business segment and the Director of Services. Operations are managed through standardized processes that facilitate and secure coordination between the different units and groups. Delegation of authority is encouraged for the purpose of promoting efficiency. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes. Our internal control system is supported by coordination among the areas responsible for managing businesses and administering them on a centralized basis, always within the framework of the policies established by the executive committee. Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, production of periodic management control reports, performance appraisals and fluid communication.
Petrobras Energía Executive Officers
The table below sets out the names and positions of Petrobras Energía’s executive officers:

Name	Position

Décio Fabrício Oddone da Costa	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Carlos Alberto da Costa	Director of Oil and Gas Exploration and Production Segment
Clóvis Corrêa de Queiroz	Director of Commercial Downstream Segment
Valdison Moreira	Director of Refining and Petrochemicals Segment
Claudio Fontes Nunes	Director of Gas and Energy Segment
Miguel Ángel Bibbó	Director of Services
Héctor Daniel Casal	Director of Legal Affairs
Juan Martín D’Agostino	Executive Manager of Quality, Environmental and Safety Occupational Health
Pablo María Puíggari	Executive Manager of Communications
Alfredo Guía y Díaz	Executive Manager of Planning and Management Control
Juan Kranner	Executive Manager of Human Resources

The following is a brief summary of the principal business and academic experience of Petrobras Energía’s executive directors and executive officers of the Company (for the summary regarding those who are directors, see above).
Clóvis Corrêa de Queiroz (57) has served as Executive Director of the Commercial Downstream business segment since 2008. He graduated in Mechanical Engineering from UFRJ. He has participated in various executive training programs in several business schools, such as Cambridge University and Oxford University. He has held several managerial positions in Brazil, and more recently was Chairman of Petrobras Uruguay. He was also a member of the Board of Directors of Distribuidora de Gas de Montevideo S.A., Conecta S.A. and Petrobras Uruguay Distribución S.A. He is currently the Chairman of Eg3 Red S.A. and Eg3 Asfaltos S.A.
Valdison Moreira (53) has served as Executive Director of the Refining and Petrochemicals business segment since April 1, 2009. He graduated in Chemical Engineering in 1980 from UFRJ and obtained an MBA from the IBMEC of Sao Paulo, Brazil. He joined Petrobras in 1980 as a Petroleum Processing Engineer. He occupied several managerial positions for Petrobras in Brazil, such as Production Manager in the Henrique Lange Refinery (1985-1996) and General Manager in the Capuava Refinery (1996-1999), in the Gabriel Passos Refinery (1999-2000) and in the Paulinia Refinery (2001-2005). From 2008 to 2009, he served as Downstream Senior Vice Chairman in Petrobras America Inc. In addition, he serves as Vice Chairman at the Instituto Latinoamericano de Calidad. He is currently a member of the Board of Directors of Innova S.A. and Refinería del Norte S.A.
Claudio Fontes Nunes (54) has served as Executive Director of Gas and Energy business segment since 2008. He graduated in Civil Engineering specialized in Hydraulic Works from UFRJ. He specialized in Petroleum Engineering at Petrobras and he is a graduate of the Advanced Management Program from Harvard University. He joined Petrobras in 1980 and was in charge of Well Evaluation Operations, Projects Analysis, Contracts, Production Engineering, Engineering and Health, Safety and Environment. He is currently the Chairman of Petrobras Electricidad de Argentina S.A., Petrobras Finance Bermuda, CIESA, TGS and Edesur, the Vice Chairman of Distrilec, and an alternate member of the Board of Directors of Compañía Mega S.A.
Miguel Angel Bibbó (53) has served as Executive Director of the Services division since 2008. He graduated in Chemical Engineering in 1978 from Universidad Nacional del Sur (Bahía Blanca, Argentina) and in 1987 he received a Ph.D. in Chemical Engineering from the Massachussets Technological Institute, Cambridge, USA. He taught as professor of the Universidad Nacional del Sur and Director of the Chemical Engineering Pilot Plant of Conicet Research Institute from 1987 to 1990. In 1990 he joined Petrobras Energía as Technical Assistance Manager of Petroquímica Cuyo S.A. He has participated in various executive training programs, such as: Executive Training Program (IDEA, 1994), Management Training Program (IAE, 1995), the Executive Program at the University of Michigan (1995) and the Executive Negotiation Workshop Bargaining for Advantage at the Wharton School of the University of Pennsylvania (1998). From 1996 to 2000 he served as General Manager of PASA Petroquímica Argentina S.A. Subsequently, he served as Country Manager for Petrobras Energía Venezuela S.A. until 2004. From November 2004 to March 2008 he served as Executive Manager of Petrochemicals and Fertilizers of Petrobras Energía and from December 2004 to February 2008 he served as Chairman of Innova S.A. From April 2006 to January 2008 he served as Director of Petroquímica Cuyo S.A. In addition, from 2005 to 2007 he represented Petrobras Energía as Director of APLA (Argentine Petrochemical Association) and IPA (Argentine Petrochemical Institute) and from 2005 to 2008 of CIQyP (Argentine Chamber of the Chemical and Petrochemical Industry).
Juan Martín D’Agostino (41) has served as Executive Manager of Quality, Environmental and Safety Occupational Health since 2008. He graduated in Chemical Engineering from Universidad de Buenos Aires and obtained an MBA from the Graduate School of the Engineering Faculty at the Universidad de Buenos Aires. He joined Petrobras in 1992. In 2007, he served as Commercial Manager, Engineering Manager and Quality, Environmental and Safety Occupational Health Manager in the Commercial Downstream Business Unit.

Pablo María Puíggari (46) has served as Executive Manager of Communications since 2005. He graduated in Law from Universidad de Buenos Aires. He completed postgraduate courses in Mass Communications at Boston University’s College of Communications, where he received an Honorary Masters Degree. He has occupied several managerial positions in Petrobras Energía since joining the company in 2001, such as Institutional Relations Manager and Publicity Sponsorships Manager. From 1995 to 2000 he served as Institutional Relations and Communications Manager and Executive Manager for the Grupo Federal de Comunicaciones (including Telefé, Radio Continental and Telefé Internacional), ATA (Asociación de Teleradiodifusoras Argentinas) and Metro Red Telecomunicaciones S.R.L.
Alfredo Sergio Guía y Díaz (52) has served as Executive Manager of Planning and Management Control since 2008. He graduated in Economic Sciences with specialization in Business Administration from Universidad Nacional de La Plata. He joined Petrobras in 1997. He was responsible for the Planning and Management Control Department of the Refining and Petrochemicals business segment and for the Management Control Department of Oil and Gas Exploration and Production and Gas and Energy. He has served as a member of the Board of Directors of Petrobras Energía’s controlled and related companies. He also has served as Performance Appraisal Manager for the Southern Cone Region within Petrobras’ International Area. He is currently a member of the Board of Directors of Petrolera Entre Lomas S.A., Petrobras Energía Internacional S.A., and Petrobras Holding Austria AG.
Juan Kranner (55) has served as the Executive Manager of Human Resources since December 2007. He obtained a degree in Human Resource Management and has completed postgraduate courses at the Executive Management Training Program at IAE Business School — Austral University. He joined the Company in 2001 as Human Resources Manager at Petrobras Argentina, at the time the latter took over the assets and operations of Eg3 S.A.
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
In Petrobras Energía, the compensation policy for executive officers includes annual cash compensation and a benefits program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and annual variable cash bonus dependent upon Petrobras Energía’s results of operations and the achievement of individual goals and objectives. Benefits granted to executive officers are similar to those granted to employees generally, such as life insurance, health care plan, meal allowance and defined benefits pension plan, which are described in the Financial Statements.
No contracts for services were entered into between the directors and our company or any of our subsidiaries that provide for benefits after termination of their office, other than as provided by law.
In 2008, Petrobras Energía Participaciones and Petrobras Energía each paid an aggregate of approximately P$0.4 million and P$10.6 million, respectively, to their directors and executive officers. The members of the companies’ respective Boards of Directors and Petrobras Energía’s executives do not receive compensation in the form of stock or equity. For information related to amounts set aside for pension and retirement benefits, see Note 16 to the financial statements of Petrobras Energía and Note 14 to the financial statements of Petrobras Energía Participaciones.

BOARD PRACTICES
Audit Committee
Pursuant to the Regime concerning Transparency in Public Offerings approved by Decree No. 677/01, Argentine public companies must have an Audit Committee composed of three or more members of the Board of Directors.
Petrobras Energía Participaciones
On May 21, 2003, the Petrobras Energía Participaciones Board of Directors approved the implementation process required under General Resolution No. 400/02 of the CNV, which sets forth the rules concerning the implementation and operation of the Audit Committee that must be provided for either in the company’s internal regulations or bylaws.
In compliance with the above resolutions, at the shareholders’ ordinary meeting held on March 19, 2004, Petrobras Energía Participaciones approved an amendment to its bylaws adding a provision related to the structure and operation of the Audit Committee. On May 7, 2004, Petrobras Energía Participaciones’ Board of Directors created the Audit Committee. In addition, in compliance with its duties, the Audit Committee approved its Charter on May 14, 2004.
As from January 1, 2009 and until the final dissolution without liquidation of Petrobras Energía Participaciones, Petrobras Energía’s Board of Directors has taken over the management of Petrobras Energía Participaciones, with suspension of those in charge of the management until then. In this respect and as from the above referenced date, the members of Petrobras Energía’s Audit Committee, exclusively composed of independent directors (three regular directors and one alternate director), assumed the Petrobras Energía Participaciones Audit Committee’s responsibilities and duties.
Petrobras Energía
On May 21, 2003, the Petrobras Energía Board of Directors approved the implementation process required under General Resolution No. 400/02 of the CNV for Audit Committees. In compliance with these resolutions, at the shareholders’ ordinary meeting held on March 19, 2004, Petrobras Energía approved an amendment to its bylaws adding a provision related to the structure and operation of the Audit Committee.
On May 7, 2004, the Board created the Audit Committee and, in compliance with its duties, the Audit Committee approved its Charter. At the Board of Directors meeting held on March 27, 2009, Cedric Bridger, Roberto Luis Monti and Roberto Alejandro Fortunati were appointed as regular members of the Audit Committee and Alejandro Poletto was appointed as an alternate member. Each of the members of the Audit Committee satisfies the independence requirements of Rule 10A-3 of the Exchange Act.
Audit Committee Terms of Reference
The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities relating to (1) the company’s financial statements, (2) compliance with applicable legal, regulatory and behavioral requirements, (3) qualification and independence of the independent external auditor that delivers an audit report on the company’s financial statements (the “Independent Auditor”), and (4) the conduct of the internal audit and the Independent Auditor’s performance.
The Audit Committee is composed of three regular directors and an equal or lower number of alternate members that are appointed by its respective Board of Directors from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of their respective Audit Committee. All members of the Audit Committee must be independent in accordance with applicable SEC standards and a majority must be independent in accordance with the standards of the CNV. See “—Directors and Senior Management — Board of Directors”. The Audit Committees may adopt their own internal regulations.

Once per year the Audit Committee prepares a working plan with respect to the Audit Committee’s goals and work schedule for the fiscal year to be reported to the Board of Directors. The remaining directors, members of the Statutory Syndic Committee, managers and external auditors may, at the Audit Committee’s request, attend the Committee’s meetings, assist the Committee and provide it with any information available to them. For a better performance of its duties, the Committee may retain, on the company’s account, advisory services of counsel and other independent professionals. The Committee shall have access to the information and documentation deemed necessary for the fulfillment of its functions.
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

•	To issue at least once, at the time of submittal of the annual financial statements, a report on the treatment given during the year to the matters under its responsibility.

•	To issue an opinion on the proposal submitted by the respective Board of Directors for the appointment (or revocation) of the independent auditor and communicate it to the shareholders’ meeting.

•	To evaluate the qualifications and independence of the independent auditors.

•
To issue and maintain pre-approval procedures in connection with any service (whether audit-related or not) to be provided by the independent auditor, under which the Committee will be exclusively authorized to pre-approve any service provided by the said Auditor.

•	To evaluate the quality of our accounting standards and the main changes to such accounting standards.

Compensation Committee
In order to better supervise salary and compensation matters, the Board of Directors of Petrobras Energía created a Compensation Committee at its October 6, 2006 meeting. The main purpose of this committee is to assure the compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the company with greater flexibility to make more effective decisions. The Committee meets monthly to approve matters relating to compensation policy, including compensation subject to our and the employee’s performance. The Committee, composed of Directors Roberto Luis Monti, José Fernando de Freitas and Décio Fabrício Oddone da Costa, must report to the Board of Directors at least semiannually.
Petrobras Energía Participaciones and Petrobras Energía Statutory Syndic Committee
Both companies have a Statutory Syndic Committee that is comprised of three members and three alternate members. The composition of the Statutory Syndic Committee is the same for both companies.
The table below sets out the name, year of appointment and position of each person on the Petrobras Energía Participaciones and Petrobras Energía Statutory Syndic Committees, approved by the Ordinary Shareholders’ Meetings held on March 27, 2009:

	First year of
Name	appointment	Position
Juan Carlos Cincotta	2004	Member
Justo Federico Norman	2003	Member
Rogelio Norberto Maciel	2003	Member
Olga M. Morrone de Quintana	2004	Alternate
Mariana P. Ardizzone	2004	Alternate
María Laura Maciel	2004	Alternate
The members and alternate members of the Statutory Syndic Committee are elected by the shareholders at the annual shareholders’ meeting to serve for a renewable term of one year. The primary responsibilities of the Statutory Syndic Committee are to monitor the Board of Directors’ and management’s compliance with the Business Companies Law, our by-laws and shareholders’ resolutions. The Statutory Syndic Committee also performs other functions, including: (1) attending meetings of the Board of Directors and shareholders, (2) calling special shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with the Business Companies Law, No. 19,550, (3) presenting a report on the reports of the Board of Directors and the annual financial statements at regular shareholders’ meetings, and (4) investigating written complaints of shareholders representing not less than 2% of the capital stock. The Statutory Syndic Committee may not engage in any management control and, accordingly, may not evaluate business judgment and decisions on issues of administration, financing, sales and production, as these issues fall within the exclusive responsibility of the Board of Directors.
Justo Federico Norman, Rogelio Norberto Maciel, Mariana P. Ardizzone and María Laura Maciel are lawyers and work at Maciel, Norman & Asociados Law Office, which has professional relations with and charges fees to us, our controlling companies and other Petrobras Energía companies.
Olga M. Morrone de Quintana is a public accountant and works at Estudio Morrone de Quintana, Seoane & Quintana, which has professional relations with and charges fees to us and other Petrobras Energía companies.

The following is a brief summary of the principal business and academic experience of the members of the Statutory Syndic Committee listed in the table above:
Juan Carlos Cincotta (64) graduated in Public Accounting from Universidad de Buenos Aires. He is currently a Head of Cincotta Asesores, Auditores y Consultores, and formerly a partner at Ernst & Young. He specializes in external audits of major public and private entities, and consulting in accounting, social and corporate governance issues. He is a member of the Special Commission on Accounting and Auditing Regulations (CENCyA) of the Federación Argentina de Consejos Profesionales de Ciencias Económicas and Member of the Developing Nations Committee of the International Federation of Accountants (IFAC). He is Vice President of the Public Accounting Professional Practice Commission of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires. He is a frequent lecturer on topics within his special field of work in specialized entities in Argentina and overseas. He published several works on accounting, corporate and audit matters in different technical magazines.
Justo Federico Norman (64) earned his law degree from the Universidad Cátolica Argentina, and is a partner with the law firm of Maciel, Norman & Asociados in Buenos Aires. He has extensive experience in the general practice of law and in the fields of energy, natural resources, oil and gas regulations and environmental issues, and is renowned in the litigation and international arbitration fields. He is a member of the Association of International Petroleum Negotiators where he has served as Regional Secretary (2001-2004), the International Bar Association, and Rocky Mountain Mineral Law Foundation. He has represented and currently represents companies such as Anadarko Petroleum Corporation, ANR Pipeline Company (Coastal), Apache Corporation, BHP Petroleum (Americas) Inc., British Gas, Devon Energy Corporation, Parker Drilling, and Petroliam National Berhad (Petronas). He is a Regular Director of Petronas Argentina S.A. and Apache Petrolera Argentina S.A., among others.
Rogelio Norberto Maciel (73) earned his law degree from the Universidad de Córdoba, and is a founding partner of Maciel, Norman & Asociados Law Office. He is a renowned lawyer in the litigation and international arbitration fields. He was one of the members of the Argentine Aeronautical Code Drafting Committee and was a member of the Argentine delegation to the International Civil Aviation Association. He is a member of the Buenos Aires Oil Club, the Association of International Petroleum Negotiators, and the Rocky Mountain Mineral Law Foundation. He is Vice Chairman of Petronas Argentina S.A., a Regular Director of BHP Petroleum (Argentina) S.A. and an Alternate Director of Petrolera Rio Alto S.A., among others.
Olga M. Morrone de Quintana (74) is a partner of Morrone de Quintana, Seoane & Quintana. She graduated in Public Accounting from Universidad de Buenos Aires in 1965. She is currently a member of the Statutory Syndic Committee of Petrolera Entre Lomas S.A., Petrobras Energía Internacional S.A., World Energy Business S.A. and Propyme SGR.
Mariana P. Ardizzone (37) earned her law degree from the Universidad de Buenos Aires. She holds a Master of Laws from the University of Michigan a post-graduate degree in Business Administration and Electric Energy and Natural Gas Markets at the Instituto Tecnológico de Buenos Aires. She is a member of the Association of International Petroleum Negotiators and the Rocky Mountain Mineral Law Foundation. Since July 2001, she has been a lawyer with the law firm of Maciel, Norman & Asociados.
María Laura Maciel (46) earned her law degree from the Universidad Católica Argentina. She has completed postgraduate courses in Private International Law and in Aviation Law at American University in Washington D.C. (1986), and additional postgraduate courses with the International Association of Air Transportation, Montreal, Canada (2004). She is currently an associate attorney with the law firm of Maciel, Norman & Asociados.
Total compensation for the members of the Statutory Syndic Committee of Petrobras Energía Participaciones and Petrobras Energía in 2008 was P$0.05 million and P$0.3 million, respectively.

EMPLOYEES
The following table sets forth the number of Petrobras Energía employees by business segment for the fiscal years ended December 31, 2008, 2007 and 2006.

	As of December 31,
	2008	2007	2006
Oil and Gas Exploration and Production	856	813	959
Refining and Distribution	1,857	1,984	1,967
Petrochemical	1,197	1,272	1,278
Gas and Energy	119	118	111
Corporate	795	809	813

Total	4,824	4,996	5,128

As of December 31, 2008, approximately 41% of Petrobras Energía’s workforce consisted of members of labor unions and had entered into collective bargaining agreements with the company and its subsidiaries. We have historically maintained good relations with our employees and labor unions. However, during 2008, we and other oil production companies in Argentina were engaged in collective bargaining with various unions representing workers engaged in production activities. Certain unions of private, senior and chemical oil workers were not subject to the general national framework governing conflict situations, which resulted in direct actions, such as strikes, that negatively affected the operations of many Argentine production companies, including us. Petrobras Energía actively participated in the bargaining and negotiation processes that led to the signing of new collective bargaining arrangements, which allowed us to carry out normal operations. During 2009, we have conduct different negotiations with unionized employess engaged in upstream operations in Argentina, which, in a scenario of economic contraction, were focused on maintaining jobs and workstreams.
Petrobras Energía maintains an employee defined contribution plan and two defined benefit pension plans. See Note 16 to the financial statements of Petrobras Energia and Note 14 to the financial statements of Petrobras Energía Participaciones.
SHARE OWNERSHIP
To our knowledge, none of our directors or members of our senior management owns more than 1% of either Petrobras Energía Participaciones or Petrobras Energía’s outstanding shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS OF PETROBRAS ENERGÍA PARTICIPACIONES
Petrobras Energía Participaciones’s share capital consists of 2,132,043,387 Class B shares, which have a nominal value of P$1.00 and are entitled to one vote per share.
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
The table below sets forth certain information with respect to the ownership of Petrobras Energía Participaciones’s capital stock by each person who is known to us to be the owner of more than 5% of such shares.

	Class B Shares
		% of the Total
		Outstanding
Shareholder	Number of Shares	Shares
Petrobras Participaciones S.L.	1,249,716,746	58.6	%(1)
ANSES	198,232,018	9.3	%(2)

(1)	Holdings as of May 31, 2009.

(2)
Holdings on the Buenos Aires Stock Exchange as of May 31, 2009. Does not reflect 101,519,540 Class B shares that were held by private pension funds in the form ADRs on the NYSE as of October 31, 2008, for which more recent statistics on holdings are unavailable. See the paragraph below for more information on these holdings.

On November 20, 2008, the Argentine Congress passed Law No. 26,425 unifying the Argentine pension and retirement system into a system publicly administered by the National Social Security Agency (Administración Nacional de la Seguridad Social), or ANSES, eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to ANSES. These transferred assets included 280,247,075 Class B shares of Petrobras Energía Participaciones. ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, including Sections 75 and 76 of Law 24,241, which limited the voting rights of private pension funds in shareholders’ meetings to 5% of the relevant company’s shares. ANSES’s votes at the Shareholders Meetings on January 30, 2009 and March 27, 2009 were limited to 5% of the total outstanding votes of Petrobras Energía Participaciones.
On May 31, 2009, there were approximately 46.6 million ADSs outstanding, which represented approximately 21.9% of the total number of issued and outstanding Class B shares as of May 31, 2009. We have been informed by the depositary that there were approximately 58 U.S. holders of record in the United States , who held approximately 6.8% of the total number of issued and outstanding Class B shares, as of May 31, 2009.
MAJOR SHAREHOLDERS OF PETROBRAS ENERGÍA
Petrobras Energía’s share capital consists of 1,009,618,410 Class B shares, which have a nominal value of P$1.00, and are each entitled to one vote per share.
On January 25, 2000, PEPSA—at that time controlled by members of the Perez Companc family—acquired control of Petrobras Energía as a result of an exchange offer, increasing its ownership interest in Petrobras Energía to 98.21%. On October 17, 2002, Petrobras Participaciones, S.L., a wholly owned subsidiary of Petrobras, acquired from the Perez Companc family and Fundación Perez Companc their entire ownership interest, or 58.6%, in the capital stock of PEPSA.

Petrobras’s proportional, direct and indirect ownership interest in Petrobras Energía increased to 67.2% in January 2005, when Petrobras’s Argentine subsidiaries, Eg3, PAR and PSF were merged into Petrobras Energía. In January 2009, the shareholders of Petrobras Energía and Petrobras Energía Participaciones approved the merger of these two companies, whereby Petrobras Energía Participaciones would be merged into and absorbed by the surviving company, Petrobras Energía. Immediately following this merger, Petrobras, through its subsidiary Petrobras Participaciones S.L., will continue to hold 67.2% of the outstanding shares of Petrobras Energía.
The table below sets forth certain information as of May 31, 2009 with respect to the ownership of Petrobras Energía’s capital stock by each person who is known to us to be the owner of more than 5% of such shares.

	Class B Shares
		% of the Total
		Outstanding
Shareholder	Number of Shares	Shares
Petrobras Energía Participaciones S.A.	765,435,847	75.8%
Petrobras Participaciones S.L.	229,728,550	22.8%
As of May 31, 2009, there were no known U.S. holders of Petrobras Energía’s capital stock, except for those who held an indirect interest in such stock through their interest in Petrobras Energía Participaciones, as reported above.

RELATED PARTY TRANSACTIONS
The following related party transactions relate solely to Petrobras Energía. Except for the financial agreement entered with Petrobras Energía, which is mentioned below, Petrobras Energía Participaciones has not entered into contracts with any related party.
Related party transactions are carried out in the ordinary course of our operations at market conditions. We believe that the terms of these transactions are comparable to those offered by or that could be obtained from non-related third parties.
We have entered into several financing arrangements with subsidiaries of Petrobras, as explained below.
In April 2009, we sold our 60% remaining equity interest in PVIE, a holding company whose main asset is the ownership of 99.79% of the capital stock of Petrobras Energía Perú S.A., to PIB BV, for total consideration of US$619.4 million. As a result of this transaction, we recognized an income before income tax on the sale of approximately P$1.6 billion.
In February 2008, we loaned US$300 million to PIB BV, maturing in July 2008, accruing interest at the one-month LIBOR rate, plus 0.15%. The loan was partially renewed at maturity. In December 2008, the loan was renewed pursuant to two new loan agreements entered into between PIB BV, Petrobras Energía, and a Petrobras Energía subsidiary, Petrobras Holding Austria AG, both maturing in December 2009, which can be paid in advance at our request. As of December 31, 2008 the outstanding balance on the loans totaled US$120 million.
In December 2007, we sold the initial 40% of our equity interest in PVIE to PIB BV for a sale price of US$423.3 million plus a contingent compensation to be defined between the parties in the event of a commercial discovery in the Kinteroni prospect in Lote 57. This contingent compensation, if any, has not yet been determined. As a result of this transaction, we recognized a gain of P$1,014 million as of December 31, 2007.
In November 2007, we sold 73.15% of our rights and obligations in the Bajada del Palo area to Petrolera Entre Lomas S.A.
In 2007, we issued US$300 million Series S Notes under the US$2.5 billion Global Note Program. Payments under the Series S Notes are supported by a standby purchase agreement provided by Petrobras.
In 2007, we acquired from Petrobras Transporte S.A. (Transpetro) a double-hulled vessel for a purchase price of US$25 million. The purpose of the acquisition was to reduce our logistics costs, meet current and future logistical needs, enhance Quality, Safety, Environmental and Health standards in connection with vessel-related operations and reduce our vulnerability to limited market supply for transportation needs, in addition to the advantages represented by the technical management of vessels provided by Transpetro.
In 2005, we entered into a US$200 million loan facility with PIB BV. This loan has a term of ten years and bears interest at an annual interest rate of 7.22%, plus taxes. The proceeds of this loan were used to prepay in part the Series K and M Notes. This loan can be prepaid at any time without penalties.
In addition, in the ordinary course of business, we enter into transactions with Petrobras subsidiaries to import and export crude oil and related oil products, at determinable market prices and terms, primarily with Petrobras International Finance Co. These sales are undertaken in the ordinary course of business and at determinable market terms and prices.
Brasken, an affiliate of Petrobras formerly known as Copesul, supplies Innova with the benzene and ethylene necessary for ethylbenzene production.

As of December 31, 2008, Petrobras Energía maintains a loan facility with Petrobras Energía Participaciones, which totaled P$46 million, accruing interest at a fixed rate of 7%.
The outstanding balances from transactions with related companies, (including companies under joint control) as of December 31, 2008, 2007 and 2006 are as follows (in millions of pesos):

	2008
	Current						Non-current
		Trade	Other	Accounts	Other		Other		Accounts
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	payable	Loans

Oleoducto de Crudos Pesados Ltd.	—	—	—	2	—	—	—	136	—	—
Transportadora de Gas del Sur S.A.	—	23	2	31	—	—	—	—	—	—
Refinería del Norte S.A.	—	28	1	19	—	—	—	—	—	—
Petrobras International Finance Co.	—	25	2	33	—	—	—	—	—	—
Petróleo Brasileiro S.A. — Petrobras	—	8	1	60	12	—	—	—	—	—
Petrolera Entre Lomas S.A.	—	—	—	18	—	—	—	—	26	—
Propyme SGR	—	—	—	—	—	—	—	5	—	—
Petrobras Internacional — Braspetro B.V.	414	—	194	—	31	18	—	—	—	688
Petrobras de Valores Internacional de España S.L.	5	—	59	—	—	58	—	—	—	—
Petrobras Energía Participaciones S.A.	46	—	—	—	—	—	—	—	—	—
Other	—	11	16	1	7	—	3	6	—	—

Total	465	95	275	164	50	76	3	147	26	688

	2007
	Current						Non-current
		Trade	Other	Accounts	Other		Other		Accounts
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	payable	Loans

Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	—	133	—	—
Transportadora de Gas del Sur S.A.	—	4	4	5	—	—	—	—	—	—
Refinería del Norte S.A.	—	9	5	10	—	—	—	—	—	—
Petrobras International Finance Co.	—	85	—	28	—	—	—	—	—	—
Petróleo Brasileiro S.A. — Petrobras	—	3	2	59	11	—	3	—	—	—
Petrolera Entre Lomas S.A.	—	—	—	49	—	—	—	—	22	—
Propyme SGR	—	—	—	—	—	—	—	6	—	—
Petrobras Internacional — Braspetro B.V	—	—	1,492	—	—	178	—	—	—	630
Compañía Mega S.A.	—	—	12	—	—	—	—	—	—	—
Petrobras Transporte S.A. — Transpetro	—	—	—	79	—	—	—	—	—	—
Petrobras de Valores Internacional de España S.L.	—	—	96	—	—	128	—	—	—	—
Petrobras Energía Participaciones	38	—	—	—	—	—	—	—	—	—
Other	—	5	10	3	4	—	2	4	—	—

Total	38	106	1,621	233	15	306	5	143	22	630

	2006
	Current						Non-current
		Trade	Other	Accounts	Other		Other		Accounts
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	payable	Loans

Petroquímica Cuyo S.A.I.C.	—	11	2	—	—	6	—	—	—	—
Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	—	138	—	—
Petrobras Bolivia Refinación S.A.	—	6	—	—	—	—	—	—	—	—
Transportadora de Gas del Sur S.A.	—	10	12	9	—	—	—	—	—	—
Refinería del Norte S.A.	—	7	12	7	—	—	—	—	—	—
Petrobras International Finance Co.	—	57	—	—	—	—	—	—	—	—
Petróleo Brasileiro S.A. — Petrobras	—	4	5	33	11	—	3	—	—	—
Petrolera Entre Lomas S.A.	—	—	—	51	—	—	—	—	20	—
Propyme SGR	—	—	—	—	—	—	—	6	—	—
Petrobras Internacional — Braspetro B.V.	—	—	76	2	—	20	—	—	—	768
Petrobras Energía Participaciones	33	—	—	—	—	—	—	—	—	—
Other	—	1	10	5	16	—	2	3	—	—

Total	33	96	117	107	27	26	5	147	20	768

The main transactions with related companies (including companies under joint control) for the fiscal years ended December 31, 2008, 2007 and 2006 are as follows (in million of pesos):

	2008		2007		2006
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Oleoductos del Valle S.A.	18	—	21	—	23	—
Transportadora de Gas del Sur S.A.	153	165	108	35	40	34
Refinería del Norte S.A.	93	43	91	5	132	53
Petrobras International Finance Co.	224	2,072	426	1,942	101	1,428
Petroquímica Cuyo S.A.	—	71	—	5	—	—
Petrolera Entre Lomas S.A.	478	1	454	1	440	1
Petróleo Brasileiro S.A.	108	20	95	17	102	14
Petrobras Bolivia Refinación S.A.	—	—	—	10	—	33
Brasken (Copesul)	1,252	—	1,247	—	1,032	—
Compañía Mega S.A.	—	5	—	—	—	—
Petrobras Uruguay Distribución S.A.	—	15	—	—	—	—
Petroquímica Cuyo S.A.	—	—	—	—	—	33
Petrobras Transporte S.A. — Transpetro	—	—	79	—	—	—
Petrobras Paraguay Refinación Ltd.	—	—	—	95	—	42

Total	2,326	2,392	2,521	2,110	1,870	1,638

We have not entered into any other material related party transactions.

Item 8. FINANCIAL INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS
See “Item 18. Financial Statements”.
LEGAL PROCEEDINGS
Petrobras Energía is involved in various litigation and regulatory proceedings arising in the ordinary course of its business. Petrobras Energía does not believe that any of these proceedings is material to its operations or financial condition. For information on litigation concerning its subsidiary, CIESA, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina—CIESA’s debt restructuring process.”
Petrobras Energía Participaciones is not independently involved in any litigation or regulatory proceedings.
DIVIDENDS
Both Petrobras Energía and Petrobras Energía Participaciones may only pay dividends from their retained earnings that are reflected in their annual audited financial statements as approved at their respective annual general regular shareholders’ meetings. Payment of cash dividends by Petrobras Energía depends upon the company’s financial position, results of operations, cash requirements (including capital expenditures and payments of debt service), retained earnings minimum requirements and other requirements imposed by Argentine law and upon any other factors deemed relevant by its Board of Directors for the purpose of resolving upon the declaration of dividends. Petrobras Energía Participaciones, as a holding company, only pays dividends when these requirements are met and when it receives a dividend from Petrobras Energía.
While the Board of Directors of either company may declare interim dividends pursuant to an audited interim-period financial statement, the Board of Directors of either company or the Statutory Audit Committee would be jointly and severally liable for any payments made in excess of retained earnings at fiscal year closing. The declaration, amount and payment of dividends to shareholders are subject to approval by a regular shareholders’ meeting.
Under the bylaws of both Petrobras Energía and Petrobras Energía Participaciones, net income shall be allocated as follows: a) 5% to a legal reserve, until it equals 20% of outstanding capital; b) to compensation of the members of the Board of Directors and Statutory Syndic Committee; c) to dividends on preferred stock, if any, and then to dividends on common stock or to a voluntary reserve, or to a new account, or as otherwise determined by the shareholders’ meeting. Dividends shall be paid within the year of their declaration and distributed pro rata to the number of common shares held by each shareholder.
Holders of American Depositary Shares, or ADSs, of either Petrobras Energía or Petrobras Energía Participaciones will be entitled to receive any dividends payable in respect of their respective underlying Class B shares. Both companies either pay or will pay cash dividends to the depositary in pesos, although either reserves the right to pay cash dividends in any other currency, including U.S. dollars. Both companies’ deposit agreements provide that the depositary will convert cash dividends received by the depositary in pesos to U.S. dollars and, after a deduction or upon payment of fees and expenses of the depositary and any applicable taxes, will make payment to holders of the applicable ADSs in U.S. dollars.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations not taken into account in determining the former for the same tax period or periods.
In compliance with the resolutions adopted at the General Shareholders’ Meetings held on March 28, 2008 and March 30, 2007, in 2008 and 2007 Petrobras Energía Participaciones paid interim cash dividends in the amount of P$239 million and P$141 million, respectively. The Regular Shareholders’ Meetings held on March 27, 2009 and March 28, 2008, respectively, confirmed such dividend.
The Petrobras Energía General Shareholders’ Meeting held on March 27, 2009, approved a “Reserve for Future Dividends” in an aggregate amount of P$380 million, and delegated to the Board of Directors the ability to determine the dividend distribution date and amount during the period between the incorporation of Petrobras Energía Participaciones’ shareholders as shareholders of Petrobras Energía (after registration of the Merger of Petrobras Energía and Petrobras Energía Participaciones with the Public Registry of Commerce) and the date of the next Regular Shareholders’ Meeting to be held in connection with fiscal year ending December 31, 2009. This dividend distribution will be made taking into account our course of operations, operating results, investment programs, financial position and funds availability, among other factors deemed relevant to the development of Petrobras Energía’s business.
In addition, pursuant to the resolutions adopted at the General Shareholders’ Meetings held on March 28, 2008 and March 30, 2007, Petrobras Energía paid cash dividends in the amount P$315 million and P$186 million in 2008 and 2007, respectively.

Item 9. OFFER AND LISTING
Petrobras Energía
The Petrobras Energía American Depositary Shares (the “ADSs”), each representing ten Class B shares of Petrobras Energía, will be listed on the NYSE following the completion of the merger and exchange of shares between Petrobras Energía and Petrobras Energía Participaciones. This listing has not been completed as of the date of this annual report, pending the final completion of regulatory approvals in Argentina for the merger. Once the merger is complete, the Petrobras Energía Participaciones ADSs will be removed from listing with the NYSE and will be removed from registration with the SEC. It is anticipated that the Petrobras Energía ADSs will continue to trade on the NYSE under the trading symbol “PZE” following the merger, and that such ADSs will be issued by Citibank, N.A. as depositary.
No trading history is available for the Petrobras Energía ADSs in the United States. However, the Petrobras Energía Class B shares have been listed on the Buenos Aires Stock Market under the trading symbol “PESA” since 1956. The following table sets forth, for the periods indicated, the high and low closing sales price of the Petrobras Energía Class B shares on the Buenos Aires Stock Market:

	Class B share(1)
	High	Low
Full Year
2004	9.9	6.4
2005	10.4	6.8
2006	9.2	7.1
2007	10.1	7.0
2008	13.1	6.3
Quarterly
2007
First Quarter	8.5	7.2
Second Quarter	8.6	7.1
Third Quarter	9.1	7.0
Fourth Quarter	10.1	7.9
2008
First Quarter	13.1	8.5
Second Quarter	11.6	9.0
Third Quarter	10.0	8.1
Fourth Quarter	8.4	6.3
Monthly
January 2009	7.0	6.3
February 2009	6.7	6.3
March 2009	6.0	5.2
April 2009	6.4	6.0
May 2009	7.0	6.7
June 2009 (2)	6.5	6.0

(1)	Amounts expressed in Argentine pesos.

(2)	From June 1, 2009 through June 19, 2009.

Petrobras Energía Participaciones
As of the date of filing of this annual report, PEPSA ADSs, each representing ten Class B shares of Petrobras Energia Participaciones are listed on the NYSE under the trading symbol “PZE”. The Petrobras Energía Participaciones ADSs were first listed on the NYSE on January 26, 2000. Class B shares of Petrobras Energía Participaciones were first listed on the Buenos Aires Stock Market on January 26, 2000, and trade under the symbol “PBE”. The following table sets forth, for the periods indicated, the high and low closing sales price of the ADSs on the NYSE and the Class B shares on the Buenos Aires Stock Market for Petrobras Energía Participaciones:

	ADS(1)		Class B share(2)
	High	Low	High	Low
Full Year
2003	11.25	6.52	3.34	1.99
2004	14.14	8.80	4.13	2.65
2005	16.28	10.95	4.64	3.20
2006	13.33	9.85	4.08	3.02
2007	14.75	8.27	4.09	2.61
2008	16.00	4.51	5.13	1.63

Quarterly

2007
First Quarter	12.12	9.90	3.70	3.02
Second Quarter	11.63	10.27	3.52	3.14
Third Quarter	12.14	8.27	3.69	2.61
Fourth Quarter	14.75	9.83	4.09	3.13
2008
First Quarter	16.00	10.31	5.13	3.37
Second Quarter	14.54	11.65	4.73	3.69
Third Quarter	11.95	8.61	3.85	2.75
Fourth Quarter	10.35	4.51	3.25	1.63

Monthly

December 2008	7.14	5.48	2.46	1.96
January 2009	7.50	6.22	2.61	2.27
February 2009	7.23	5.02	2.49	2.00
March 2009	6.15	4.57	2.31	1.81
April 2009	6.44	5.69	2.40	2.16
May 2009	6.94	5.08	2.60	2.08
June 2009 (3)	6.03	5.56	2.33	2.22

(1)	Amounts expressed in U.S. dollars.

(2)	Amounts expressed in Argentine pesos.

(3)	From June 1, 2009 through June 19, 2009.

MARKETS
Buenos Aires Stock Market
The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange floor is conducted by continuous open outcry and a computer-based trading system called SINAC from 11:00 a.m. to 5:00 p.m. each business day. The Buenos Aires Stock Exchange also operates an electronic trading market system from 11:00 a.m. to 5:00 p.m. each business day.
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
Certain information regarding the Argentine equities market is set forth in the table below:

	2008	2007	2006	2005	2004	2003	2002
Market capitalization (billions of pesos)	1,233	1,773	1,229	771	690	543.3	348.1

As percent of GDP(1)	122%	227%	183%	145%	152%	144%	111%

Volume (in millions of pesos)	21,049	23,001	16,089	19,938	14,113	8,844	4,117

Average daily trading volume (in millions of pesos)	85.22	93.12	64.89	79.12	56	35.52	17.5

Number of listed companies(1)	91	93	86	87	85	110	117

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange.
Source: Bolsa de Comercio de Buenos Aires, CNV and Instituto Argentino de Mercado de Capitales.

Item 10. ADDITIONAL INFORMATION
MEMORANDUM AND ARTICLES OF ASSOCIATION
Petrobras Energía Participaciones
Registration and Merger
The bylaws (estatutos sociales) of Petrobras Energía Participaciones were registered with the General Board of Corporations (Inspección General de Justicia) (“IGJ”) on January 6, 1999 under N. 265, Book 4, Volume of Corporations. Amendments to the bylaws were authorized and registered as amended with the Public Registry of Commerce as follows: (1) November 4, 1999, under N. 16,283, Book 7, Volume of Corporations; (2) July 6, 2000 under N. 9,534, Book 11, Volume of Corporations; (3) July 31, 2000, under N. 11,102, Book 12, Volume of Corporations; (4) October 26, 2000 under N. 16,086, Book 13, Volume of Corporations; (5) February 14, 2003 under N. 2172, Book 20, Volume of Corporations; (6) July 4, 2003 under N. 9,190, Book 22, Volume of Corporations; (7) August 22, 2003 under N. 11893, Book 22, Volume of Corporations; (8) June 23, 2004, under N. 7632, Book 25, Volume of Corporations; and (9) August 17, 2005, under N. 8492, Book 28, Volume of Corporations.
The dissolution of Petrobras Energía Participaciones is currently under consideration by the IGJ, in connection with the merger by absorption of the company with Petrobras Energía. The merger was approved by the respective shareholder meetings of Petrobras Energía Participaciones and Petrobras Energía held on January 30, 2009, and authorized by the CNV pursuant to Resolution Nos. 16,130 and 16,131. On January 1, 2009, the management operations of the Board of Directors of Petrobras Energía Participaciones were suspended automatically, and the Board of Directors of Petrobras Energía assumed its duties and responsibilities. Upon registry of the merger with the Public Registry of Commerce, the Board of Directors of Petrobras Energía shall assume full control of the surviving company.
Upon effectiveness of the merger, which will occur upon registration of the merger and the dissolution of Petrobras Energía Participaciones by the IGJ, Petrobras Energía Participaciones shareholders will receive 0.359015136 Class B common shares of Petrobras Energía with par value of P$1.00, entitled to one vote, for each share of Petrobras Energía Participaciones held. All Petrobras Energía shares outstanding at the effective time of the merger (other than those held by Petrobras Energía Participaciones) will remain outstanding following effectiveness of the merger. Based on the number of Petrobras Energía Participaciones shares issued, Petrobras Energía expects to issue 765,435,847 Petrobras Energía shares to Petrobras Energía Participaciones shareholders in the merger. Application has been made to the relevant authorities for the admission of the Petrobras Energía shares (including, if relevant, the existing issued Petrobras Energía shares) to trading on the Buenos Aires Stock Exchange (“BASE”). Application will be made to the NYSE to admit the Petrobras Energía shares for listing and trading in the form of American Depositary Shares. Immediately following the effectiveness of the merger and the capital reduction to cancel Petrobras Energía Participaciones shares of Petrobras Energía, former Petrobras Energía Participaciones shareholders are expected to hold Petrobras Energía shares representing approximately 75.8% of the then-issued Petrobras Energía shares.
Objects and Purposes
Section 3 of the Petrobras Energía Participaciones bylaws states that the purpose of the company is to do business as an investment company, either on the company’s own account, or on account of or in association with third parties, investing money in its own securities transactions and/or making capital contributions to firms or business and industrial companies either existing at present or to be organized in the future, in order to agree on any present or future business, acquire and sell shares, bonds and debentures, act as guarantor, provide sureties, guarantees and bonds in favor of third parties, and make financial transactions granting loans and payment facilities whether or not secured by a real estate security interest, expressly excluding those activities prohibited under the Financial Entities Law (Ley de Entidades Financieras). To this effect, Petrobras Energía Participaciones has full legal capacity to acquire rights, incur obligations and perform any and all acts not prohibited by the law or its bylaws.

Provisions of the Bylaws Relating to Directors
Section 9 of the Petrobras Energía Participaciones bylaws states that the Board of Directors shall hold a meeting with the majority of its members present at the meeting, whether in person or remotely as long as they can each communicate among themselves through other means of simultaneous sound, image or word transmission, and shall adopt resolutions by the majority of the votes present thereat, including remote participants. According to the bylaws, in the event any member of the Board refrains from voting on account of having a conflict of interest or material interest in the matter at hand, the Board shall adopt resolutions by a majority of the members who did not refrain from voting for such reason. Participation and vote of remote participants as well as all transmission data shall be registered in the minutes of the meetings. Argentine Companies Law requires that directors refrain from voting on matters in which such director may have a conflict of interest.
Petrobras Energía
Registration and Merger
The Petrobras Energía bylaws (estatutos sociales) were authorized by Decree N. 17105 of the Federal Executive Branch dated June 18, 1947, and registered with the IGJ on November 17, 1947 under No. 759, Page 569, Book 47, Volume A of Argentine Bylaws. Amendments to the bylaws were authorized as indicated below, and registered as amended with the Public Registry of Commerce as follows: (1) as amended and authorized by Decree N. 29,460 of the Federal Executive Branch dated September 24, 1948, and registered on May 27, 1949, under N. 369, Page 332, Book 48, Volume A, of Argentine Bylaws; (2) as amended and authorized by Decree N. 10,460 of the Federal Executive Branch dated June 24, 1954, and registered on October 4, 1954, under N. 1,323, Page 508, Book 49, Volume A, of Argentine Bylaws; (3) as amended and authorized by Decree N. 3,789 of the Federal Executive Branch dated February 28, 1956, and registered on September 5, 1956, under N. 1,686, Page 238, Book 50, Volume A, of Argentine Bylaws; (4) as amended and authorized by Decree N. 3,773 of the Federal Executive Branch dated August 11, 1958, and registered on March 2, 1959, under N. 289, Page 391, Book 51, Volume A of Argentine Bylaws; (5) as amended and authorized by Decree N. 5,405 of the Federal Executive Branch dated June 12, 1962, and registered on September 28, 1962, under N. 2,161, Page 347, Book 55, Volume A of Argentine Bylaws; (6) as amended and authorized by Resolution issued by PJ (Board of Legal Entities) N. 001129, Ministry of Education and Justice, dated June 19, 1963, and registered on September 24, 1963, under N. 1,656, Page 109, Book 58, Volume A of Argentine Bylaws; (7) as amended and authorized by IGJ Resolution N. 6,307, Ministry of Justice, dated March 13, 1970, and registered on May 14, 1970, under N. 1,782, Page 56, Book 72, Volume A of Argentine Stock Corporations Bylaws; (8) as amended and authorized by I.G.P.J. (Board of Legal Entities) Resolution N. 2,116, Superintendent of Legal Entities, dated April 29, 1971, and registered on July 7, 1971, under N. 2,286, Page 287, Book 74, Volume A of Argentine Stock Corporations Bylaws; (9) as amended and authorized by I.G.P.J. (Board of Legal Entities) Resolution N. 2,687, Superintendent of Legal Entities, dated August 28, 1972, and registered on December 28, 1972, under N. 4,555, Page 479, Book 77, Volume A of Argentine Stock Corporations Bylaws; (10) as amended and registered on November 16, 1976, under N. 3,917, Book 84, Volume A of Argentine Stock Corporations Bylaws; (11) as amended and registered on July 8, 1977, under N. 2,237, Book 87, Volume A of Argentine Stock Corporations Bylaws; (12) as amended and registered on December 21, 1978, under N. 4,912, Book 88, Volume A of Argentine Stock Corporations Bylaws; (13) as amended registered on December 6, 1979, under N. 4,401, Book 90, Volume A of Argentine Stock Corporations Bylaws; (14) as amended and registered on March 25, 1981, under N. 1,105, Book 97, Volume A of Stock Corporations; (15) as amended registered on February 21, 1983, under N. 545, Book 98, Volume A of Argentine Stock Corporations; (16) as amended and registered on March 21, 1984, under N. 1,551, Book 99, Volume A of Stock Corporations; (17) as amended and registered on March 31, 1986, under N. 1,739, Book 101, Volume A of Stock Corporations; (18) as amended and registered on January 22, 1992, under N. 372, Book 110, Volume A of Stock Corporations; (19) as amended and registered on October 3, 1995, under N. 9223, Book 117, Volume A of Stock Corporations; (20) as amended registered on November 11, 1996, under N. 11,209, Book 120, Volume A of Stock Corporations; (21) as amended and registered on May 15, 1997, under N. 4894, Book 121, Volume A of Stock Corporations; (22) as amended and registered on June 11, 1998 under N. 3812, Book 1, Volume of Corporations; (23) as amended and registered on July 14, 2000 under N. 10116, Book 11, Volume of Corporations; (24) as amended and registered on October 26, 2000 under N. 16073, Book 13, Volume of Corporations; (25) as amended and registered on September 3, 2002, under N. 9737, Book 18, Volume of Corporations; (26) as amended and registered on February 12, 2003, under N. 2042, Book 19, Volume of Corporations; (27) as amended and registered on July 4, 2003, under N. 9191, Book 22, Volume of Corporations; (28) as amended and registered on August 22, 2003, under N. 11892, Book 22, Volume of Corporations; (29) as amended and registered on May 3, 2004, under N. 5377, Book 24, Volume of Corporations; (30) as amended and registered on November 29, 2004 under N. 15158, Book 26, Volume of Corporations; (31) as amended and registered on June 30, 2005 under N. 7618, Book 28, Volume of Corporations; (32) as amended and registered on January 26, 2009 under N. 1537, Book 43, Volume of Corporations; and (33) as adopted by the extraordinary and regular shareholder meeting held on January 30, 2009, and to be registered in the Volume of Corporations.
The company’s respective shareholders and the CNV have approved the merger of Petrobras Energia and Petrobras Energía Participaciones, and the registration of the merger is under consideration by the IGJ, as discussed above.

Objects and Purposes
Section 3 of the Petrobras Energía bylaws states that the objectives and purpose of the company are to do and engage in the following:
a) perform the following operations:
1)	explore, exploit, prospect for, detect, bore and drill hydrocarbon and any other kind of wells, as well as carry out activities related to mining extraction in general;

2)	purchase, sell, lease and operate drilling equipment, its spare parts and accessories and enter into any contract, to perform any act and carry out any operation related to mining extraction;

3)	manufacture, process, industrialize, purchase, sell, import, export and transport its own or third parties’ hydrocarbons and their by-products, whether they be liquid, solid or gaseous;

4)	enter into any kind of contracts for work and/or of service related to the aforementioned activities;
b) commercial transactions through the import, export, purchase and sale, transportation and distribution of products and goods related to electric power, mining, including the exercise or performance of representations, commissions, consignments and agencies;
c) financial transactions in general, including: loans and/or capital contributions to individuals or companies for present or future businesses; granting of bonds, guaranties and suretyships in favor of third parties; purchase and sale and management of shares, public bonds, debentures and other securities, except for the transactions stipulated in the limitations provided for in the Financial Entities Law and those transactions requiring public bidding;
d) real estate transactions through the acquisition, sale, barter, construction, fractionation, exploitation and lease of urban and rural real estate, including cooperative property transactions and the creation of rights in rem;
e) operation of navigation and maritime fluvial trade companies;

f) power generation, transformation, transmission and distribution operations; and
g) to render services or act as agent for itself or in favor of third parties.
In carrying out the aforementioned purposes and objectives, Petrobras Energía has full capacity to perform any act, enter into any contract and carry out any transaction directly or indirectly related thereto.
Provisions of the Bylaws Relating to Directors
Section 9 of the Petrobras Energía bylaws states that the Board of Directors shall hold a meeting with the majority of its members present at the meeting, whether in person or remotely as long as they can each communicate among themselves through other means of simultaneous sound, image or word transmission, and shall adopt resolutions by the majority of the votes present thereat, including remote participants. The Board of Directors meets formally at least once every three months, and is composed of nine members. All members of the Board of Directors have one vote for any matter decided upon. For more information on the election of Petrobras Energía Board of Directors, see “Item 6. Directors, Senior Management, and Employees—Directors and Senior Management—Petrobras Energía Board of Directors.”
In accordance with Petrobras Energía’s bylaws, in the event any members of the Board refrain from voting on account of having a conflict of interest or material interest in the matter at hand, the Board shall adopt resolutions by a majority of the members who did not refrain from voting for such reason. Participation and vote of remote participants as well as all transmission of data shall be registered in the minutes of the meetings. Argentine Companies Law requires that directors refrain from voting on matters in which such director may have a conflict of interest.
Petrobras Energía Participaciones and Petrobras Energía
Capital Stock
The description that follows provides a summary of the material provisions of the capital stock of each of Petrobras Energía Participaciones and Petrobras Energía, in accordance with each of their bylaws and Argentine law and regulations. Unless otherwise noted, the description that follows applies equally to the capital stock of both companies.
Petrobras Energía Participaciones — Voting Rights
Each PEPSA Class B share entitles the holder to one vote.
All existing PEPSA Class A shares were converted into PEPSA Class B shares on October 17, 2002, prior to the sale of Petrobras Energía Participaciones’ Class A shares from the Perez Companc Family to Petrobras. There are no PEPSA Class A shares currently outstanding.
Petrobras Energía — Voting Rights
Each PESA Class B share entitles the holder to one vote.
All existing PESA Class A shares were converted into PESA Class B shares on March 11, 2009. There are no PESA Class A shares currently outstanding.

Cumulative Voting
Under Argentine law, a shareholder is entitled to cumulative voting procedures for the election of up to one-third of the directors being elected. If any shareholder notifies us of its decision to exercise its cumulative voting rights not later than three business days prior to the date of a meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights. Under cumulative voting, the aggregate number of votes that a shareholder may cast is multiplied by the number of vacancies to be filled in the election, and each shareholder may allocate the total number of its votes among a number of candidates not to exceed one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes corresponding to their shares for each candidate. The implementation of a staggered board does not impede or prohibit the exercise of cumulative voting in any manner.
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
Acquisition of Class B Shares by Class B Shareholders
Section 18 of the Petrobras Energía Participaciones bylaws provides that if any person or group of persons acquires PEPSA Class B shares or securities convertible into PEPSA Class B shares representing at least three percent of the company’s capital stock, then these persons must, within three days after the acquisition, give the company notice of the acquisition, irrespective of any additional notice requirements under applicable rules of any stock exchange or regulatory agency. The notice must state the acquisition dates and prices, the voting power acquired, the purpose of the acquisition and the intention of the acquiror (including, without limitation, whether it intends to increase its holding or to obtain control). This provision also applies to subsequent acquisitions involving a number of PEPSA Class B shares or securities convertible into PEPSA Class B shares representing at least three percent of the company’s capital stock.
Under Argentina law, similar notice provisions apply to any acquisition of PESA shares.
Capital Increases and Reductions
Our capital stock may be increased by resolution of an ordinary shareholders’ meeting. Capital increases do not require an amendment of the bylaws, but must be approved by the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Voluntary reductions of capital must be approved by an extraordinary meeting of shareholders and may take place only after notice is published and creditors are given an opportunity to obtain payment or collateralization of their claims or attachment. Reductions of capital are mandatory when losses have exceeded reserves or more than 50% of our stated capital.
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
Changes in Shareholder Rights
See “—Meetings of Shareholders” below.
Audit Committee
The respective bylaws of each of Petrobras Energía Participaciones and Petrobras Energía state that the companies shall have an Audit Committee composed of three regular directors and an equal or smaller number of alternate members. For more details on the respective Audit Committees of Petrobras Energía Participaciones and Petrobras Energía refer to “Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee”.
Meetings of Shareholders
General
Shareholders’ meetings may be ordinary or extraordinary. We are required to hold an ordinary shareholders’ meeting within four months of the close of each fiscal year to consider the approval of our annual financial statements, the allocation of net income for the fiscal year, the approval of the reports of the Board of Directors and the statutory audit committee and the election and remuneration of directors and members of the statutory audit committee. Other matters that may be considered at an ordinary meeting include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters outside the scope of authority of an ordinary meeting, including amendment of the bylaws, issuance of debentures, early dissolution, merger, spinoff, reduction of capital stock and redemption of shares, changing our company from one type of legal entity to another and limitation of shareholders’ preemptive rights.

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
Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that the approval of a majority of shares with voting rights is required in both first and second call for: (1) the transfer of our domicile outside Argentina, (2) a fundamental change of the corporate purpose set forth in the bylaws, (3) our anticipated dissolution, (4) the total or partial repayment of capital, (5) a merger of our company, if we are not the surviving entity, (6) a spinoff of our company, or (7) changing our corporate legal status.
Shareholders’ meetings may be called by the Board of Directors or the members of the statutory syndic committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory syndic committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If the board or the statutory audit committee fail to call a meeting following this request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must deposit with us a certificate of book-entry shares registered in its name and issued by Caja de Valores at least three business days prior to the date on which the meeting is to be held. A shareholder may be represented by proxy. Proxies may not be granted to directors, members of the statutory audit committee or officers or employees of our company.
Conflict of Interest
A shareholder who votes on a matter involving our company in which its interest conflicts with ours may, under Argentine law, be liable for damages to us resulting from its decision, but only if the transaction would not have been approved without its vote.

Limitations on Foreign Investment in Argentina
Under the Argentine Foreign Investment Law, as amended (“FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments are generally unrestricted. However, foreign investments in certain industries are restricted to a certain percentage. No approval is necessary to purchase Class B shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote Class B shares, and there are no restrictions in our bylaws limiting the rights of non-residents or non-Argentines to hold or vote our Class B shares.
However, General Resolution No. 7 passed in September 2003 by the IGJ and other related regulations set forth certain requirements for foreign entities registered with the IGJ. It requires, among other things, disclosure of information related to proprietary interests in assets located outside Argentina to be at least equivalent in value to those located inside Argentina. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118, Argentine Companies Law), or (2) exercise their ownership rights in Argentine Companies (Section 123, Argentine Corporate Law). In cases where the IGJ has concluded that the entities (a) do not have assets outside Argentina; or (b) have non-current assets that are not materially significant compared to those non-current assets which are owned by them and located in Argentina; or (c) the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their bylaws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of Argentine Corporate Law. In addition, Argentine companies with shareholders consisting of such entities that fail to comply with these requirements may be subject to the following sanctions: (1) the IGJ may not register corporate decisions adopted by the Argentine Company when its offshore shareholder votes as a shareholder and when that vote is essential in attaining a majority and any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes; (2) whether or not the vote of the offshore entity is necessary for purposes of determining quorum or majority, the IGJ may register the decision without considering that vote; and (3) the directors of the Argentine Company may be held personally liable for actions taken by the Argentine Company.
Change of Control
In 2001, Argentina adopted Decree-Law No. 677/2001, which, among others, establishes an Optional Statutory System for Binding Public Offers, which regulates the change of control of a public company. According to this decree-law, if a person or entity, either directly or indirectly, acquires a determined percentage of the voting shares of a public company with the intention of obtaining control, then that person or entity must publicly tender to purchase all of the target company’s outstanding shares. Companies are free to opt out of the decree-law’s requirements, provided they do so expressly in their bylaws. We, with the approval of our shareholders, have opted out of the requirements of this decree-law. This does not prevent an acquiror from voluntarily commencing an offer for all our shares.
MATERIAL CONTRACTS
Petrobras Energía is party to a number of material financing agreements, including the underlying agreements for the company’s Global Note Program, and letters of credit entered into to backstop certain financial commitments related to the company’s commitment under the ship or pay contract with OCP. These agreements and other financing agreements are briefly described under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Transactions”, “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Description of Indebtedness”.
On September 1, 2005, CIESA, its current shareholders and creditors entered into a Restructuring Agreement relating to CIESA’s debt. See “Item 4. Information on the Company—Gas and Energy—Gas Transportation — TGS—Our interest in TGS and Corporate Developments” and Exhibits 4.1 and 4.2 to this annual report.
Our agreements with related parties are described in “Related Party Transactions” under Item 7.

EXCHANGE CONTROLS
For more information on exchange controls that have been imposed by the Argentine government and that have and may continue to impact our ability to import or export capital, including the availability of cash and cash equivalents for use in our business, see “Item 3. Exchange Rates—Exchange Controls,” and “Item 5. Description of Indebtedness.”
TAXATION
The discussion in this section, “Taxation” describes tax matters relating to the acquisition, ownership and disposition of Class B shares of each of Petrobras Energía Participaciones and Petrobras Energía, as well as the ADSs of each company, pursuant to the respective Deposit Agreements entered into or to be entered into with Citibank, N.A. as Depositary. Unless otherwise indicated, all descriptions in this section apply equally to each of Petrobras Energía Participaciones and Petrobras Energía.
There is at present no income tax treaty between Argentina and the United States.
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
Income Tax
Capital gains
Sales or other dispositions of our Class B shares or ADSs by non-residents of Argentina or Argentine resident individuals or undivided estates located in Argentina are exempt from paying income tax on capital gains resulting from the sale. However, capital gains of legal entities domiciled in Argentina resulting from the sale or other disposition of our Class B shares or ADSs will be subject to income tax at a 35% rate. Some pension funds, investment funds and some foundations are not subject to income tax. There will be no withholding by us on account of this tax.

Dividends
If any dividend is paid to you on Class B shares and ADSs that is from corporate earnings that have not already been subject to Argentine corporate income tax determined in accordance with general income tax regulations, we will be required to deduct and withhold Argentine income tax at a rate of 35% on the amount of the dividend paid by us.
Citibank, N.A. is our paying agent in the United States for each of Petrobras Energía Participaciones and Petrobras Energía. See “Item 8. Financial Information—Dividends” and “Item 9. Offering and Listing Details”.
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
Tax treaties
There is currently no income tax treaty or convention between Argentina and the United States.
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
The U.S. federal income tax consequences of a partner in a partnership holding our ADSs or Class B shares generally will depend on the status of the partner and the activities of the partnership. We recommend that partners in such a partnership consult with their own tax advisors.

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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are, or will be, listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for United States federal income tax purposes with respect to our 2007 or 2008 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.
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
DOCUMENTS ON DISPLAY
Each of Petrobras Energía Participaciones and Petrobras Energía file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Foreign private issuers, like Petrobras Energía Participaciones and Petrobras Energía, have been required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The following qualitative and quantitative information discusses Petrobras Energía’s exposure to market risks in the ordinary course of business. Petrobras Energía Participaciones is indirectly exposed to such risks through its interest in Petrobras Energía, and it does not face any additional market risks due to the fact that it has no independent operations. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of several factors including those set forth in “Item 3. Key Information—Risk Factors.” Uncertainties that are either non-financial or non-quantifiable, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks.
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
Commodity price risk
In the Oil and Gas Exploration and Production, Refining and Distribution, and Petrochemicals businesses we are affected by numerous factors outside of our control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, and certain other factors related to commodities, especially crude oil and by-products.
In Argentina, the series of regulations imposed by the Government, focused particularly on the energy sector, aimed at reducing the impact of inflationary pressures, has negatively limited our exposure to market risk in relation to price volatility, preventing us from profiting from higher prices for commodities. See “Analysis of the Consolidated Results of Operations—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina”.
Historically, we have prioritized a risk strategy that, principally through swaps, producer collars and options, was designed to set crude oil sale prices at certain intervals. The use of derivative instruments depends on our management’s perception of future economic events and developments. As of the date of this annual report, we do not have a position in any such derivative instruments, but we may decide to enter into derivative instruments in the future.
Foreign exchange risk
Our results of operations and financial condition are sensitive to changes in the exchange rate between the Argentine peso and other foreign currencies.

As of December 31, 2008, a significant portion of our and our affiliates’ debt was denominated either directly or indirectly in U.S. dollars. This exposes us to foreign exchange risks. Diversification of the Company’s businesses with foreign operations having a cash flow primarily denominated in U.S. dollars, commodity prices that are sensitive to dollar price changes, in addition to our policy of maintaining a significant amount of our investments in U.S dollars, help us mitigate our U.S. dollar-exposure. In line with this strategy, we decided to maintain the US$619.4 million we received from the divestiture of our interest in PVIE in April 2009 as financial assets denominated in U.S. dollars.
Interest rate risks
Interest rate risk management mainly aims at reducing overall financial costs and adjusting our exposure to increasing interest rates.
In order to reduce interest rate volatility, we, by means of the application of mathematical models that incorporate historical volatility and correlation analyses, permanently evaluate the opportunity to enter into derivative instruments.
As of December 31, 2008, approximately 81% our total financial debt was subject to fixed rates and 19% was subject to variable rates. The variable rate debt is mainly linked to the LIBO rate plus specified margins. This risk, however, is mitigated by the natural hedge provided by certain liquid financial assets or marketable securities with remuneration determined by LIBO or a similar rate.
Quantitative Disclosure
The following table provides information about our financial debt that is sensitive to foreign exchange rates and interest rates as of December 31, 2008.
Foreign Currency Exchange Rate Risk and Interest Rate Risk

	Expected Maturity
								Estimated
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(in millions of pesos, except for interest rate information)
Short-and Long-Term Debt U.S. dollar:
Fixed Rate	1,402	1,192	—	—	690	1,726	5,010	4,514
Average interest rate (%)	7.75	8.13	—	—	9.38	7.28	—	—
Variable rate	463	153	419	92	27	18	1,172	1,172
Average interest rate (%)	6.03	4. 79	4.02	4.89	5.54	5.38	—	—
Total	1,865	1,345	419	92	717	1,744	6,182	5,686
The estimated fair value of publicly traded long-term debt is based on quoted market prices, and for the remaining long-term debt estimated fair value was calculated based on the current rates available to the Company for debt of similar remaining maturities.

A table reconciling the above figures to our financial statements, which include the proportional consolidation of jointly controlled companies with third parties, CIESA and Distrilec, is presented below:

	Short-Term	Long-Term
	debt	debt	Total
	(in millions of pesos)
Debt obligations (1) without proportional consolidation	1,865	4,317	6,182
PESA’s interest in Distrilec’s debt obligations	41	101	142
PESA’s interest in CIESA’s debt obligations	539	734	1,273
Debt obligations (2) with proportional consolidation	2,445	5,152	7,597

(1)	As reported in tabular presentation.

(2)	As reported in the consolidated balance sheet of our financial statements.
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
Item 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
Each of Petrobras Energía and Petrobras Energía Participaciones carried out an evaluation under the supervision and with the participation of both companies’ management, including their chief executive officer and chief financial officer, of the effectiveness of the design and operation of each company’s disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the chief executive officer and chief financial officer of Petrobras Energía and Petrobras Energía Participaciones concluded that the disclosure controls and procedures for each of Petrobras Energía and Petrobras Energía Participaciones, respectively, were effective to provide reasonable assurance that information required to be disclosed by each company in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to both company’s management, including the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
(b) Management’s Annual Report on Internal Control over Financial Reporting
The management of Petrobras Energía and Petrobras Energía Participaciones is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The internal controls of each of Petrobras Energía and Petrobras Energía Participaciones are processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
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
The management of Petrobras Energía and Petrobras Energía Participaciones assessed the effectiveness of each company’s internal controls over financial reporting as of December 31, 2008. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on their evaluations and those criteria, both companies’ management has concluded that the internal control over financial reporting for each of Petrobras Energía and Petrobras Energía Participaciones was effective as of December 31, 2008.

The assessment of internal controls over financial reporting for each of Petrobras Energía and Petrobras Energía Participaciones excludes the internal control over financial reporting of CIESA and Distrilec, which are consolidated into the consolidated financial statements of each of Petrobras Energía and Petrobras Energía Participaciones as of December 31, 2008 and for the year then ended on the basis of the proportionate consolidation method required by the professional accounting principles in force in the City of Buenos Aires. Neither Petrobras Energía nor Petrobras Energía Participaciones has the ability to dictate or modify the controls of those entities, nor the ability, in practice, to assess those controls. Consequently, we have not included in the assessment for either Petrobras Energía or Petrobras Energía Participaciones the internal control over financial reporting of CIESA and Distrilec. The financial statements of CIESA and Distrilec proportionately consolidated represented assets constituting 19% as of December 31, 2008 and net sales constituting 11% for the year then ended of the respective consolidated totals of each companies. Under US GAAP, CIESA and Distrilec would be treated as equity investees.
(c) Attestation Report of the Registered Public Accounting Firm
Sibille, a member firm of KPMG International, an independent registered public accounting firm, has audited the effectiveness of internal controls over financial reporting for each of Petrobras Energía and Petrobras Energía Participaciones as of December 31, 2008. The reports on the audit of internal controls over financial reporting for both Petrobras Energía and Petrobras Energía Participaciones are included below, beginning on page F-5.
(d) Changes in Internal Control over Financial Reporting
There have been changes in our internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act during the period covered by this annual report on Form 20- F that have materially affected our internal control over financial reporting. Petrobras Energía, in collaboration with its controlling shareholder Petrobras, has developed an International Integration Process Program (“IIPP”), aimed at generating a single management model for Petrobras’ international business. In line with the IIPP, Petrobras Energía reviewed its business processes and controls with a view to making its operations more efficient, improving process management and decision-making, and strengthening its internal control system. As part of the IIPP, from January 2008 Petrobras Energía has successfully undertaken the implementation of a new integrated information system in Argentina to support its business processes. These internal controls have been applied to each of Petrobras Energía and Petrobras Energía Participaciones.
Additionally, there have been no changes in internal controls over financial reporting for either Petrobras Energía or Petrobras Energía Participaciones, or other factors that have occurred subsequent to the balance sheet date and through the date of this annual report, that might materially and adversely affect internal controls over financial reporting for either company as of December 31, 2008.
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Petrobras Energía’s Board of Directors has determined that Cedric Bridger is an “audit committee financial expert,” and that Mr. Bridger is independent, within the meaning of this Item 16A. See “Item 6. Directors, Senior Management, and Employees — Audit Committee”. Since January 1, 2009 and until the final dissolution without liquidation of Petrobras Energía Participaciones, the members of Petrobras Energía’s Audit Committee have assumed the Petrobras Energía Participaciones Audit Committee’s responsibilities and duties.

Item 16B. CODE OF ETHICS
Petrobras Energía and Petrobras Energía Participaciones have adopted a code of ethics, as defined in Item 16B of Form 20-F. As Petrobras Energía Participaciones does not have any executive officers or independent management, this code of ethics applies to Petrobras Energía’s chief executive officer and chief financial officer, as well as to other executive officers and employees. The code of ethics is available on our web site at http://www.petrobras.com.ar, in the section “Corporate Governance”, inside the section entitled “Investor Center”.
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
Fees for professional services provided to Petrobras Energía Participaciones and Petrobras Energía by their independent auditors, during the fiscal years ended December 31, 2008 and 2007 in each of the following categories are discussed below:
The following table summarizes the fees for professional services provided to Petrobras Energía Participaciones on a consolidated basis, including Petrobras Energía:

	Year ended December 31,
	2008	2007
	(in thousands of pesos)
Audit fees	13,742	11,719
Audit-related fees	202	10
Tax fees	—	—

Total fees	13,944	11,729

The following table summarizes the fees for professional services provided to Petrobras Energía, on a consolidated basis:

	Year ended December 31,
	2008	2007
	(in thousands of pesos)
Audit fees	13,076	11,134
Audit-related fees	202	10
Tax fees	—	—

Total fees	13,278	11,144

Audit fees. Audit fees in the above tables are mainly for professional services rendered in connection with the audit of Petrobras Energía Participaciones and Petrobras Energía’s consolidated annual financial statements and the review of their quarterly reports, statutory audits of the financial statements of certain subsidiaries, and the provision of comfort letters.
Audit-related fees. Audit related fees in the above tables are mainly for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not otherwise reported as Audit Fees.
Independent Auditors. For each of the years ended December 31, 2008 and December 31, 2007, Sibille, a member firm of KPMG International, served as Petrobras Energía Participaciones and Petrobras Energía’s independent auditors and audited theirs financial statements.

The Shareholders’ Meeting of Petrobras Energía held on March 27, 2009 designated Sibille, member firm of KPMG International, as Petrobras Energía’s independent auditors for the year to be ended December 31, 2009.
Audit Committee Pre-Approval Policies and Procedures
The Audit Committees of both companies must pre-approve all services provided by the external auditors to ensure the auditors’ independence and compliance with all applicable legal restrictions. Pre-approval is either general or specific in nature. All services that are predictable and recurrent in nature and can be performed in a reasonably foreseeable time frame and at a cost that can be reasonably estimated may be approved by the Audit Committee in a general fashion on an annual basis. Services to be pre-approved on a general basis must be described in sufficient detail so that their scope is readily apparent. This description must also include an estimate of the fees payable for such services. Specific pre-approval is required for any services not subject to general pre-approval and/or exceeding the estimated cost of those services. Detailed, written descriptions of any proposed services must be delivered to the administrative manager, who will determine whether such services have already been pre-approved and bring to the Audit Committee’s attention those services that have not been pre-approved. Any doubts as to the scope of a pre-approved service must be resolved exclusively by the Audit Committee. Prior to Audit Committee meetings and at least three times a year, the administrative manager must provide a report on all services provided by the external auditor and related fees to the Audit Committee. The Audit Committee is also required to periodically discuss with the external auditors the services they provide to us and our affiliates and the compensation they receive for those services.
All services performed by the independent auditor during 2008 and 2007 were approved by the Audit Committee of Petrobras Energía Participaciones in accordance with this policy and the aforementioned procedures. These approvals applied to the audit of all Petrobras Energía Participaciones subsidiaries, including Petrobras Energía. The Audit Committee of Petrobras Energía has independently applied this pre-approval policy since the company’s registration with the SEC in December 2008.
Item 16D. EXEMPTION FROM THE LISTING STANDARD FOR AUDIT COMMITTEES
Not applicable.
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES PURCHASERS
From January 1, 2008 to December 31, 2008, no purchases were made by us or on our behalf or by any affiliated purchaser of our ordinary shares or ADSs.
Item 16G. CORPORATE GOVERNANCE
Comparison of New York Stock Exchange Corporate Governance Standards and Our Corporate Governance Practice
On November 4, 2003, the NYSE established corporate governance rules applicable to listed companies. These rules, and the amendments thereto, are codified in Section 303A of the NYSE’s Listed Company Manual.
Under these rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, pursuant to Rule 303A.11 of the Listed Company Manual of the NYSE, we must provide a brief description of any significant difference between our corporate governance practices and those followed by U.S. companies in accordance with the NYSE listing standards. As required by the NYSE and Item 16G of Form 20-F, the table below discloses the significant differences between our corporate governance practices and the NYSE rules. Our corporate governance practices are described in further detail elsewhere in this annual report. See “Item 6. Directors, Senior Management and Employees” and “Item 10. Additional Information—Memorandum and Articles of Association”.

Section of the
NYSE Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices*

Independent Director

303A.01	Listed companies must have a majority of independent directors on their board of Directors. “Controlled companies,” which would include our company if it were a U.S. issuer, need not comply with this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, a group or another company, rather than the public.	Argentine law does not require that the majority of the board members be independent. Only the majority of the directors on the Audit Committee must be independent.

Independence Tests

303A.02	(a) This section establishes general standards to determine directors’ independence. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The board of directors is also required to identify which directors are independent and disclose the basis for that determination.	At our annual shareholders meeting, our shareholders determine in accordance with Resolution No. 368 of the CNV and Decree No. 677/01 whether or not each of our directors is independent based on the following criteria. A director is not independent if such director is:

(1) a member of management or an employee of shareholders who hold significant interests in the issuer, or of other entities in which these shareholders hold either directly or indirectly significant interests or over which these shareholders exercise a significant influence;

(b) In addition, a director is not independent if:

	(i) the director is or has been within the last three years , an employee, or an immediate family member is, or has been within the last three years , an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO or other executive officer;	(2) an employee of the issuer or was an employee of the issuer in the last three years;

	(ii) the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than U.S.$120,000 in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service), other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee;	(3) a person who has professional relations or is part of a company or professional association that maintains professional relations with, or that receives remunerations or fees (other than directors’ fees) from, the issuer or from its shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer, or from which such shareholders hold either directly or indirectly significant interests or exercise a significant influence;

*
“Our Practices” refers to both Petrobras Energía Participaciones and Petrobras Energía, with respect to board practices and reporting (unless otherwise indicated), and to the executive management and employees of Petrobras Energía, as appropriate.

Section of the
NYSE Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices*
	(iii) the director is a current partner or employee of a firm that is the company’s internal or external auditor; the director has an immediate family member who is a current partner of such firm; the director has an immediate family member who isa current employee of such firm and personally works on the company’s audit; or the Director or the immediate family member was within the last three years a partner or employee of such firm and personally worked on the company’s audit within that time;	(4) a person who is either directly or indirectly a holder of significant interests in the issuer or in an entity that has significant interests in or exercises a significant influence over the issuer;

	(iv) the director, or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee;	(5) the member is married or is a family member, up to fourth degree by blood or up to second degree by affinity, to an individual who would not qualify as independent; and

	(v) the director is a current employee , or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from the company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1 million or 2% of such other company’s consolidated gross revenues (charities are not included, but any such payments must be disclosed in the company’s proxy — or, if no proxy is prepared, its Form 10-K/ Annual Report-).	(6) a person who sells or provides either directly or indirectly goods or services to the issuer or to shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer and receives compensation for such services that is substantially higher than that payable to a director.

“Significant interests” shall mean shareholdings that represent at least 35% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors by class of shares or by having entered into agreements with other shareholders relating to the governance and management of the relevant entity or of its controlling shareholders.

There is a three-year “look-back” period before non-independent directors can be considered independent.

	“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. Individuals who are no longer immediate family members as a result of legal separation, divorce or death (or become incapacitated) are excluded.	Cedric Bridger, Roberto Luis Monti and Roberto Alejandro Fortunati are currently members of our Board of Directors who qualify as independent directors pursuant to the factors listed above.

Section of the
NYSE Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices*
Executive Sessions

303A.03	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Under Argentine Law, a board of directors must meet at least once every three months.

Décio Fabrício Oddone da Costa and Luis Miguel Sas, in addition to serving on the Board of Petrobras Energía, have management positions. Our other seven directors are non-management directors. The non-management directors do not meet at regularly scheduled executive sessions without the presence of the managerial directors. See “Item 6. Directors, Senior Management and Employees — Directors and Senior Management — Board of Directors”.

Nominating/Corporate Governance Committee

303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers the committee’s purpose and responsibilities and an annual performance evaluation of the committee. Exception for “controlled companies,” which would include our company if it were a U.S. issuer.	Argentine law does not require the establishment of a nominating committee or a corporate governance committee. Petrobras Energía does not have either of these committees. Instead, their functions are carried out by the Compensation Committee or by the Board of Directors, with the assistance of the Direction of Legal Affairs, the Executive Management of Human Resources and the General Corporative Secretary.

Section of the
NYSE Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices*
Compensation Committee

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers the committee’s purpose and responsibilities and an annual performance evaluation of the compensation committee. Exception for “controlled companies,” which would include our company if it were a U.S. issuer.	Argentine regulations do not require the establishment of a compensation committee.

However, at its October 6, 2006 meeting, in order to better supervise salary and compensation matters, the Board of Directors of Petrobras Energía S.A. created a Compensation Committee, whose purpose is to assure the compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the Company with greater flexibility to make more effective decisions. The Committee meets monthly to approve matters relating to compensation policy, including variable compensation practices. The Committee, composed of Directors Roberto Luis Monti, José Fernando de Freitas and Décio Oddone da Costa, must report to the Board of Directors at least semiannually.

Audit Committee

303A.06 303A.07	Listed companies must have an Audit Committee with a minimum of three independent, financially literate members (at least one member must have accounting or related financial management expertise) that satisfy the independence requirements of Rule 10A-3 under the Exchange Act (“Rule 10A-3”).

The Committee must have a written charter that addresses the committee’s purpose, an annual performance evaluation of the audit committee, and the duties and responsibilities of the audit committee.

	In addition, listed companies must maintain an internal audit function.	The Audit Committee is an advisory committee to the Board of Directors. Argentine law requires that the audit committee be composed of three members from the Board of Directors (with a majority of independent directors), all of whom are well-versed in business, financial or accounting matters. Petrobras Energía’s Audit Committee is composed of three directors, who each satisfy the independence requirements of Rule 10A-3. One member of Petrobras Energía’s audit committee, Mr. Cedric Bridger, qualifies as “financial expert” within the meaning of Item 16A of the Form 20-F. See “Item 16A. Audit Committee Financial Expert”.

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

Section of the
NYSE Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices*
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

Shareholder Approval of Equity Compensation Plans

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Our Board of Directors approves the equity compensation plans for our executive officers and senior management. For a description of our stock option programs for our executive officers and senior management see “Item 6. Directors, Senior Management and Employees — Compensation”.

The Audit Committee issues an opinion on the reasonableness of the Board of Directors’ proposals regarding fees and executive equity compensation plans.

Corporate Governance Guidelines

303A.09	Listed companies must adopt and disclose corporate governance guidelines.	Adoption of corporate governance guidelines is not required by Argentine law, but the CNV requires companies to publicly report annually on their adoption of certain recommended corporate governance practices. The company has nonetheless adopted the practice of issuing corporate governance policies, and publicly reports on these policies on an annual basis, as required by the CNV.

Section of the
NYSE Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices*
Code of Business Conduct and Ethics

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Conduct and Business Ethics applicable to all employees. See “Item 16B. Code of Ethics”. Any amendment to the code will be disclosed on our web site at www.petrobras.com.ar.

Certification Requirements

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Our CEO will promptly notify the NYSE in writing if an executive officer becomes aware of any material non-compliance with any applicable provision of the NYSE corporate governance rules.

PART III
Item 17. FINANCIAL STATEMENTS
Not applicable.
Item 18. FINANCIAL STATEMENTS
Pages F-1 to F-206 of this annual report are incorporated herein by reference.
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

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith
1.1	English translation of bylaws (estatutos sociales) of Petrobras Energía Participaciones S.A.	PEPSA	20-F	6/30/05	1.1

1.2	English translation of bylaws (estatutos sociales) of Petrobras Energía S.A.					X

2.1	Form of Deposit Agreement among Petrobras Energía Participaciones S.A. (formerly PC Holdings S.A.), Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.	PEPSA	F-4	11/15/99	4.2

2.2	Amended and Restated Indenture, dated August 1, 2002, amending and restating the Indenture dated May 1, 1998, between Petrobras Energía and Citibank, N.A.	PEPSA	20-F	6/30/03	2.11

2.3	Form of Deposit Agreement among Petrobras Energía, Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder.	PESA	F-4	11/02/08	4.1

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith
4.1	Restructuring Agreement dated as of September 1, 2005 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and the Creditors named therein.	PEPSA	20-F	6/29/06	4.4

4.2	Third Amendment to the Restructuring Agreement dated as of March 25, 2008 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and AEI.	PEPSA	20-F	6/27/08	4.2

4.3	Loan Agreement Number 0088/2005, dated February 21, 2005, between Petrobras Energía, as borrower, and Petrobras International Braspetro BV., as lender (English translation).	PEPSA	20-F	6/30/05	2.16

4.4	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro BV., as borrower, and Petrobras Energía S.A., as lender (English translation).					X

4.5	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro BV., as borrower, and Petrobras Holding Austria AG, as lender (English translation).					X

4.6	Stock Purchase Agreement, dated December 21, 2007, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro BV, as purchaser.	PEPSA	20-F	6/27/08	4.7

4.7	Stock Purchase Agreement, dated April 27, 2009, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro BV, as purchaser.					X

8.1	List of “significant subsidiaries” of Petrobras Energía as defined in Rule 1-02(w) of Regulation S-X.					X

12.1	Petrobras Energía Participaciones CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.					X

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith
12.2	Petrobras Energía Participaciones CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.					X

12.3	Petrobras Energía CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.					X

12.4	Petrobras Energía CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.					X

13.1	Petrobras Energía Participaciones CEO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.					X

13.2	Petrobras Energía Participaciones CFO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.					X

13.3	Petrobras Energía CEO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.					X

13.4	Petrobras Energía CFO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.					X
Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to Petrobras Energía’s long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.
By:	/s/ Décio Fabrício Oddone da Costa
	Name:	Décio Fabrício Oddone da Costa
	Title:	Chief Executive Officer

By:	/s/ Luis Miguel Sas
	Name:	Luis Miguel Sas
	Title:	Chief Financial Officer
Date: June 30, 2009

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROBRAS ENERGIA S.A.
By:	/s/ Décio Fabrício Oddone da Costa
	Name:	Décio Fabrício Oddone da Costa
	Title:	Chief Executive Officer

By:	/s/ Luis Miguel Sas
	Name:	Luis Miguel Sas
	Title:	Chief Financial Officer
Date: June 30, 2009

INDEX TO FINANCIAL STATEMENTS
PETROBRAS ENERGIA PARTICIPACIONES S.A AND PETROBRAS ENERGIA S.A.

Report of independent registered public accounting firm of Petrobras Energía Participaciones S.A. on the Consolidated Financial Statements as of December 31, 2008, 2007 and 2006	F-3

Report of independent registered public accounting firm of Petrobras Energía S.A. on the Consolidated Financial Statements as of December 31, 2008, 2007 and 2006	F-4

Report of independent registered public accounting firm of Petrobras Energía Participaciones S.A on Internal Control over Financial Reporting as of December 31, 2008.	F-5

Report of independent registered public accounting firm of Petrobras Energía S.A on Internal Control over Financial Reporting as of December 31, 2008	F-6

Report of independent registered public accounting firm of Petroritupano S.A. as of December 31, 2008 and 20007	F-7

Report of independent registered public accounting firm of Distrilec Inversora S.A. as of December 31, 2007.	F-8

Report of independent registered public accounting firm of Compañia de Inversiones de Energía S.A. as of December 31, 2006	F-9

Consolidated statements of income of Petrobras Energía Participaciones S.A for the years ended December 31, 2008, 2007 and 2006	F-10

Consolidated balance sheets of Petrobras Energía Participaciones S.A as of December 31, 2008 and 2007	F-11

Statements of changes in shareholders’ equity of Petrobras Energía Participaciones S.A for the years ended December 31, 2008, 2007 and 2006	F-12

Consolidated statements of cash flows of Petrobras Energía Participaciones S.A for the years ended December 31, 2008, 2007 and 2006	F-13

Notes to the consolidated financial statements of Petrobras Energía Participaciones S.A for the years ended 2008, 2007 and 2006	F-14

Consolidated statements of income of Petrobras Energía S.A for the years ended December 31, 2008, 2007 and 2006	F-92

Consolidated balance sheets of Petrobras Energía S.A as of December 31, 2008 and 2007	F-93

Statements of changes in shareholders’ equity of Petrobras Energía S.A for the years ended December 31, 2008, 2007 and 2006	F-94

Consolidated statements of cash flows of Petrobras Energía S.A for the years ended December 31, 2008, 2007 and 2006	F-95

Notes to the consolidated financial statements of Petrobras Energía S.A for the years ended 2008, 2007 and 2006	F-96

PETRORITUPANO S.A.

The Board of Directors and Shareholders
Petrobras Energía Participaciones S.A.
1.
We have audited the accompanying consolidated balance sheets of Petrobras Energía Participaciones S.A. (“PEPSA”) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Distrilec Inversora S.A. (“Distrilec”) as of December 31, 2007 nor did we audit the consolidated financial statements of Compañía de Inversiones de Energía S.A. (“CIESA”) as of December 31, 2006, jointly-controlled affiliates proportionally consolidated by PEPSA. The financial statements of Distrilec incorporated by the proportional consolidation method, before considering the adjustments mentioned in Note 9 to the consolidated financial statements, reflect total assets constituting eight percent and total net revenues constituting seven percent of the related consolidated totals as of December 31, 2007 and for the year then ended. The financial statements of CIESA incorporated by the proportional consolidation method, before considering the adjustments mentioned in Note 9 to the consolidated financial statements, reflect total net revenues constituting six percent of the related consolidated revenues for the year ended December 31, 2006. The financial statements of Distrilec and of CIESA were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for Distrilec and CIESA, is based solely on the reports of the other auditors.

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

4.
In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras Energía Participaciones S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires.

5.
Generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Notes 20, 21, and 22 to the consolidated financial statements.

6.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Petrobras Energía Participaciones S.A.’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Buenos Aires, Argentina
June 30, 2009
SIBILLE
(Member firm of KPMG International)
Gabriel E. Soifer
Partner

The Board of Directors and Shareholders
Petrobras Energía S.A.
1.
We have audited the accompanying consolidated balance sheets of Petrobras Energía S.A. (“PESA”) and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Distrilec Inversora S.A. (“Distrilec”) as of December 31, 2007 nor did we audit the consolidated financial statements of Compañía de Inversiones de Energía S.A. (“CIESA”) as of December 31, 2006, jointly-controlled affiliates proportionally consolidated by PESA. The financial statements of Distrilec incorporated by the proportional consolidation method, before considering the adjustments mentioned in Note 9 to the consolidated financial statements, reflect total assets constituting eight percent and total net revenues constituting seven percent of the related consolidated totals as of December 31, 2007 and for the year then ended. The financial statements of CIESA incorporated by the proportional consolidation method, before considering the adjustments mentioned in Note 9 to the consolidated financial statements, reflect total net revenues constituting six percent of the related consolidated revenues for the year ended December 31, 2006. The financial statements of Distrilec and of CIESA were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for Distrilec and CIESA, is based solely on the reports of the other auditors.

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

3.
The reports of the other auditors on the 2006 consolidated financial statements of CIESA, presented herein, was qualified because CIESA did not recognize the effects of the changes in the purchasing power of the Argentine peso from March 1 to September 30, 2003. In the opinion of the other auditors, the professional accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, require the recognition of such effects, but this recognition is not allowed by the related regulations of the National Securities Commission of Argentina. The effect of such departure from generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires is not material for the accompanying consolidated financial statements of Petrobras Energía S.A. and subsidiaries.

4.
In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras Energía S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires.

5.
Generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Notes 20, 21 and 22 to the consolidated financial statements.

6.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Petrobras Energía S.A.’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Buenos Aires, Argentina
June 30, 2009
SIBILLE
(Member firm of KPMG International)
Gabriel E. Soifer
Partner

The Board of Directors and Shareholders
Petrobras Energía Participaciones S.A.:
1.
We have audited Petrobras Energía Participaciones S.A.’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petrobras Energía Participaciones S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

3.
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

4.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5.
In our opinion, Petrobras Energía Participaciones S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

6.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Petrobras Energía Participaciones S.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period then ended, and our report dated June 30, 2009 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires, Argentina
June 30, 2009
SIBILLE
(Member firm of KPMG International)
Gabriel E. Soifer
Partner

The Board of Directors and Shareholders
Petrobras Energía S.A.:
1.
We have audited Petrobras Energía S.A.’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petrobras Energía S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

3.
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

4.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5.
In our opinion, Petrobras Energía S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

6.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Petrobras Energía S.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three year period then ended, and our report dated June 30, 2009 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires, Argentina
June 30, 2009
SIBILLE
(Member firm of KPMG International)
Gabriel E. Soifer
Partner

The Shareholders and Board of Directors of
Petroritupano, S. A.:
1.
We have audited the accompanying balance sheets of Petroritupano S.A. as of December 31, 2008 and 2007, and the related statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.
We conducted our audits in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
During 2008, the Company did not comply with various formal tax duties which, pursuant to the current tax regulations, may give rise to the payment of sanctions and interest amounting to approximately $24 million. The 2008 financial statements do not include any provision in this regard. Accordingly, the accruals and other liabilities caption of the balance sheet as of December 31, 2008 and net income for the year then ended are understated and overstated by such amount, respectively.

4.
In our opinion, except for the effects on the 2008 financial statements of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Petroritupano S.A. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards (IFRS).

ALCARAZ CABRERA VÁZQUEZ
Mario Pepe P.
Public Accountant
C.P.C. N° 18.226
June 26, 2009
Puerto La Cruz, Venezuela

Report of independent registered public accounting firm of Distrilec Inversora S.A. as of December 31, 2007
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
We have audited the accompanying consolidated statements of income, of changes in shareholders’ equity and of cash flows of Compañía de Inversiones de Energía S.A. and its subsidiaries for the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, except for the effects of the matter discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compañía de Inversiones de Energía S.A. and its subsidiaries at December 31, 2006, and the results of their operations and their cash flows for the period ended December 31, 2006 in conformity with accounting principles generally accepted in Argentina.
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

PETROBRAS ENERGÍA PARTICIPACIONES S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Stated in millions of Argentine pesos)

	2008	2007	2006

Net sales	15,175	13,458	11,745
Cost of sales (Note 25.c)	(11,000)	(10,111)	(8,062)

Gross profit	4,175	3,347	3,683

Administrative and selling expenses (Note 25.e)	(1,758)	(1,465)	(1,283)
Exploration expenses (Note 25.e)	(238)	(172)	(117)
Other operating expenses, net (Note 16.c)	(231)	(177)	(135)

Operating income	1,948	1,533	2,148
Equity in earnings of affiliates (Note 8.b)	305	176	219

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest	111	96	108
Exchange difference	227	110	49
Holding gains (Note 25.c)	(111)	86	25
Holding gains and income from the sale of listed shares and government securities	13	33	49
Other financial income (expenses), net	52	(34)	(6)

	292	291	225

Generated by liabilities:
Interest	(539)	(587)	(611)
Exchange difference	(460)	(118)	(65)
Other financial expenses net	(75)	(81)	(55)

	(1,074)	(786)	(731)

Other (expenses) income, net (Note 16.d)	(96)	130	93

Income before income tax and minority interest in subsidiaries	1,375	1,344	1,954

Income tax (Note 11)	(529)	(494)	(465)

Minority interest in subsidiaries	(261)	(277)	(425)

Net income	585	573	1,064

Basic/diluted earnings per share — Stated in Argentine pesos	0.276	0.270	0.501

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007
(Stated in millions of Argentine pesos)

	2008	2007

CURRENT ASSETS

Cash	492	98
Investments (Note 8.a)	989	1,094
Trade receivables	1,635	1,605
Other receivables (Note 16.a)	1,595	2,659
Inventories (Note 7)	1,536	996
Other assets	5	—

Total current assets	6,252	6,452

NON-CURRENT ASSETS
Trade receivables	154	228
Other receivables (Note 16.a)	522	657
Inventories (Note 7)	95	100
Investments (Note 8.a)	3,477	3,270
Property, plant and equipment (Note 25.a)	12,556	10,609
Other assets	35	41

Total non-current assets	16,839	14,905

Total assets	23,091	21,357

CURRENT LIABILITIES
Accounts payable	1,873	1,728
Short-term debt (Note 9)	2,445	1,922
Payroll and social security taxes	351	261
Taxes payable	463	280
Reserves (Note 12)	125	124
Other liabilities (Note 16.b)	530	305

Total current liabilities	5,787	4,620

NON-CURRENT LIABILITIES
Accounts payable	136	179
Long-term debt (Note 9)	5,152	5,430
Payroll and social security taxes	66	60
Taxes payable	1,508	1,428
Reserves (Note 12)	119	86
Other liabilities (Note 16.b)	494	307

Total non-current liabilities	7,475	7,490

Total liabilities	13,262	12,110

MINORITY INTEREST IN SUBSIDIARIES	2,777	2,583

SHAREHOLDERS’ EQUITY	7,052	6,664

	23,091	21,357

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Stated in millions of Argentine pesos)

	2008								2007	2006
	Capital stock			Retained earnings			Deferred
	Capital	Adjustment to	Additional	Legal	Unappropriated	Treasury stock	(loss) income
	stock	capital stock	paid-in capital	reserve	retained earnings	(a)	(a)	Total	Total	Total
Balances at the beginning of the year	2,132	2,554	160	128	1,732	(33)	(9)	6,664	6,220	6,124

Adjustments to prior years (Note 2.f)	—	—	—	—	—	—	—	—	—	(969)

Modified balances at the beginning of the year	2,132	2,554	160	128	1,732	(33)	(9)	6,664	6,220	5,155

Shareholders’ Meeting decisions of March 28, 2008

- Legal reserve	—	—	—	29	(29)	—	—	—	—	—

Advanced cash dividends approved by the Board of Directors’ meetings held on August 5, 2008 and August 7, 2007	—	—	—	—	(239)	—	—	(239)	(141)	—

Deferred income for the year	—	—	—	—	—	—	42	42	12	1

Net income	—	—	—	—	585	—	—	585	573	1,064

Balances at the end of the year	2,132	2,554	160	157	2,049	(33)	33	7,052	6,664	6,220

(a)	See Note 4.m).
The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Stated in millions of Argentine pesos)

	2008	2007	2006
Cash provided by (used in) operations:

Net income	585	573	1,064

Reconciliation to net cash provided by (used in) operating activities:
Minority interest in subsidiaries	261	277	425
Equity in earnings of affiliates	(305)	(176)	(219)
Financial income and holding gains, net	215	51	(24)
Depreciation of property, plant and equipment	1,260	1,217	1,121
Impairment of unproved oil and gas wells	42	45	78
Disposal of property, plant and equipment	—	17	15
Gain from the sale of equity interest investments	—	(1,137)	—
Net impairment of assests	33	1,014	6
Loss on return of Block 31	31	—	—
Sale of oil and gas areas	28	(62)	(85)
Seniat Claim — Venezuela	—	—	18
Reversal of the allowance for impairment of investments	—	(5)	(39)
Income tax expense	529	494	465
Income tax paid	(109)	(167)	(16)
Accrued interest	455	516	584
Interest paid	(457)	(519)	(491)
Edesur — Memorandum of agreement	—	(85)	—
Other	(19)	5	42

Changes in assets and liabilities:

Trade receivables	78	(227)	150
Other receivables	(108)	114	(277)
Inventories	(596)	(271)	(136)
Other assets	5	6	8
Accounts payable	7	52	130
Payroll and social security taxes	75	13	110
Taxes payable	(252)	(182)	(176)
Dividends collected	150	264	116
Other liabilities	245	26	8

Net cash provided by operations	2,153	1,853	2,877

Cash provided by (used in) investing activities:

Acquisition of property, plant and equipment, interests in companies and oil and gas areas	(2,739)	(2,124)	(2,175)
Sale of property, plant and equipment, interests in companies and oil and gas areas	1,440	406	124
Net decrease in investments other than cash and cash equivalents	51	31	56
Contributions and advances to unconsolidated affiliates	(2)	(6)	(27)
Other	3	(4)	—

Net cash used in investing activities	(1,247)	(1,697)	(2,022)

Cash provided by (used in) financing activities:
Net decrease in short term debt	(475)	(179)	(6)
Increase in long-term debt	136	2,095	300
Payments of long-term debt	(19)	(2,094)	(589)
Cash dividends paid	(322)	(186)	—

Net cash used in financing activities	(680)	(364)	(295)

Effect of exchange rate change on cash	83	25	—

Increase (decrease) in cash	309	(183)	560

Cash and cash equivalents at the beginning of the year (a)	1,167	1,350	790

Cash and cash equivalents at the end of the year (a) (See Note 16.e)	1,476	1,167	1,350

(a)	Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three months or less and those with higher terms and prepayment clauses
The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.,
SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts stated in millions of Argentine pesos)
1. Business of the Company
a. The Company operations
Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Energía Participaciones”, “PEPSA” or “the Company”) is a holding Company that operates through Petrobras Energía S.A. (“Petrobras Energía” or “PESA”) and its subsidiaries. The Company’s principal asset is 75.8% of the equity interest of “Petrobras Energía”, an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and distribution of hydrocarbons. Petrobras Energía has businesses in Argentina, Bolivia, Brazil, Ecuador, Perú, Venezuela, México and Colombia.
b. Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones S.A.
On September 2, 2008, the Boards of Directors of Petrobras Energía and of Petrobras Energía Participaciones approved the preliminary merger agreement that the companies had been negotiating. Under the terms of the preliminary merger agreement, PEPSA will merge into Petrobras Energía, by way of absorption by PESA of PEPSA. Petrobras Energía will assume, by universal succession, all of the assets and liabilities, and will succeed to all of the rights and obligations of PEPSA. The reorganization would be effective on January 1, 2009. According to the terms of the Preliminary Merger Agreement, as from the effective reorganization date and until the registration of the Definitive Merger Agreement with the Public Registry of Commerce and the dissolution without liquidation of Petrobras Energía Participaciones, PESA’s Board of Directors will take over the administration of PEPSA’s assets and liabilities, replacing those in charge of management until then.
The Special Shareholders’ Meetings of Petrobras Energía and Petrobras Energía Participaciones held on January 30, 2009 approved the merger of both companies.
As a result of the corporate reorganization, after the registration of the merger with the Public Registry of Commerce, each shareholder of Petrobras Energía Participaciones will receive 0.359015136 Class B book-entry common shares of Petrobras Energía for each Class B book-entry common share of Petrobras Energía Participaciones. Following this exchange, Petrobras Energía’s capital stock will increase by P$765,435,847, through the issuance of 765,435,847 Class B book-entry common shares, which will be fully admitted to the public offering regime in Argentina and delivered to Petrobras Energía Participaciones’s shareholders in exchange for their shares in Petrobras Energía Participaciones. Once the capital increase is effective, the 765,435,847 Class B book-entry common shares of Petrobras Energía representing Petrobras Energía Participaciones’s main asset holding will be cancelled, respecting the principle of equality among shareholders.
Petrobras Energía will take all necessary steps to apply for listing the shares constituting its capital stock as American Depositary Shares on the New York Stock Exchange, under the same conditions to which Petrobras Energía Participaciones’ shares are currently subject.
2. Basis of presentation
Petrobras Energía Participaciones’ consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”) , which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”) — see Note 20. Such differences involve method of measuring the amounts shown in the financial statements, as well, as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).
Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates, judgments and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the value of purchase consideration, valuation of accounts receivable, inventories, and other long-lived assets, legal contingencies, guarantee obligations, indemnifications, and assumptions used in the calculation of income taxes, retirement and other post-employment benefits, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets; foreign currency and energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.
Significant areas of uncertainty and critical judgments in the application of accounting principles that have most significant effects on the amounts recognized in the financial statements are as follows:

Notes 4.g) and 25.a)	- Depreciation
Notes 4.g) and 5	- Accrual for asset retirement obligations and Exploratory well costs
Notes 4.k) and 12	- Contingencies
Notes 4.g), 5, 8 and 12	- Impairment of long-lived assets
Notes 4.i) and 11	- Calculation of income taxes
Note 23	- Oil and Gas Supplementary Disclosures (Unaudited)
a) Basis of consolidation
In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), the Company has consolidated line by line its financial statements with those of the companies in which it exercises control or joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies. Under the joint control of Petrobras Energía are Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“Ciesa”) and as from December 31, 2007, Petrobras de Valores Internacional de España S.L. (“PVIE”).
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
In the consolidation of companies over which Petrobras Energía exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by Petrobras Energia’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of Petrobras Energía.
Considering that the sale of the 40% equity interest in PVIE was performed in December 2007 (Note 8.III), the consolidated statements of income and cash flows for the year ended December 31, 2007 and 2006 presented for comparative purposes show the participation in PVIE according to the procedure indicated for the consolidation of controlled companies.
The information about the companies in which the Company exercises control, joint control and significant influence are disclosed in Note 25.f).
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
Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:
•	Assets and liabilities stated at current value are converted at the closing exchange rate.
•	Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.
Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gains (losses)”.
After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:
•	Assets and liabilities are translated by using the closing exchange rate.
•	Income (loss) is translated at the historical exchange rates.
The effect arising from the translation of the financial statements of foreign operations is disclosed in the Shareholders’ equity as “Deferred (loss) income”.
Exchange gains and losses arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred (loss) income” account (Note 4.m). This net investment hedge resulted in lower losses in the amount of 352, 112 and 51 for the years ended on December 31, 2008, 2007 and 2006, respectively, before the effect of income taxes and minority interest.
c) Consideration of the effects of inflation
The Company presents its consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.
Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995. Starting September 1, 1995, under CNV General Resolution No. 272, the Company has stopped the use of this method and maintained the restatements made through such date. This method has been accepted by professional accounting standards through December 31, 2001.
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
The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos.
On March 25, 2003, the Executive Branch of Government issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency. Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through Resolution No. 287/03 of the CPCECABA discontinued the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company’s financial position.

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
e) Financial statements used
The financial statements of the subsidiaries and companies under joint control as of December 31, 2008, 2007 and 2006, or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time in respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company have been also considered.
f) Changes in professional accounting standards
On August 10, 2005 the CPCECABA approved the Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards. Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which were effective for years beginning as from January 1, 2006.
The effects of these changes on the shareholders’ equity as of December 31, 2005 are described below:

Comparison with recoverable values (i)	(143)

Deferred tax (ii)	(804)

Total effect on unappropiated retained earnings	(947)

Deferred (loss) income	(22)

Total effect on shareholders’ equity	(969)

(i)
In calculating the recoverability of Property, Plant & Equipment and certain intangible assets, the recoverable value is considered to be the higher of the net realizable value and the discounted value of the expected cash flows, eliminating the first comparison with the nominal value of expected cash flows.

(ii)
The difference between the inflation-adjusted book value of Property, Plant & Equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred tax liability, which — as provided by CNV General Resolution No. 487 — can either be booked or disclosed in notes to financial statements. The Company’s Management opted to book this effect in order to be consistent with the International Financial Reporting Standards (IFRS).

(iii)
The effects of the measurement of the derivative instruments considered to be an effective hedge and the effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are no longer disclosed as an item between liabilities and shareholders’ equity (“mezzanine account”) and, instead, are disclosed in the shareholders’ equity.

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
4. Valuation methods
The main valuation methods used in the preparation of these consolidated financial statements are as follows:
a) Accounts denominated in foreign currency:
At the prevailing exchange rates at each balance sheet date.
The summary of accounts denominated in foreign currency is presented in Note 25.d).
b) Inventories:
Crude oil stock: at reproduction cost.
Raw materials and materials: of high -turnover, at replacement cost; of low -turnover, at the latest purchase price, restated according to Note 2.c).
Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy businesses: at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of work in progress.
Advances to suppliers: based on the amounts of money delivered.
The carrying amount of these assets does not exceed their recoverable value.
c) Investments:
Publicly traded Government Securities: at market value at each balance sheet date. Any gain or loss due to market fluctuations is reflected in the “Financial income (expenses) and holding gains (losses)” account.
Certificates of deposit and loans granted to group companies and to affiliates in which significant influence is exercised: at nominal value plus accrued interest, according to the specific clauses of each transaction. The carrying amount of these assets does not exceed their recoverable value.
Investments in mutual funds: at market value at each balance sheet date.
Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method calculated using the affiliates’ financial statements as of December 31, 2008 and 2007 or the best available financial information, adapted to an equal period of time.
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

d) Trade receivables and accounts payable:
Trade receivables and accounts payable have been recognized at cost plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.
Trade receivables include both outstanding billed services and services rendered but not yet billed as of each balance sheet date.
The total amount of receivables is net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the customers’ credit risks, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.
e) Financial receivables and payables:
Financial receivables and payables have been valued according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.
f) Other receivables and payables:
Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted, when applicable, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are stated at nominal value.
g) Property, plant and equipment:
Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.c), less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.
Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for converting foreign operations described in Note 2.b).
The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS No.19), issued by the United States Financial Accounting Standard Board. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.
In accordance with SFAS No.19, exploration costs, excluding exploratory well costs, are expensed during the year in which they are incurred. Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete. In those cases, in accordance with the interpretation FASB Staff Position 19-1, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.
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
The Company depreciates productive wells, machinery and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.
Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amount payable is recognized.
The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2008 and 2007 was audited by DeGolyer and MacNaughton. The technical revision covered approximately 70% and 71% respectively, of the Company’s estimated reserves. The audit covered approximately 90% of the estimated reserves located in areas operated by the Company. As of December 31, 2006, the Company’s reserves estimation were audited by Gaffney, Cline & Associates Inc. The technical revision covered approximately 93% of the Company’s estimated reserves.
The Company’s remaining property, plant and equipment are depreciated by the straight-line method based on their existing concession terms and their estimated useful lives as the case may be, which ranges from three to forty years.
The value of property, plant and equipment does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.
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
h) Environmental costs:
The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets together with the additional cost do not exceed their respective recoverable value.
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
The Company records the related liabilities based on its best estimation of future costs, on a discounted basis, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies. The environmental liabilities recorded mainly correspond to our Argentine operations.

i) Income tax, minimum presumed income tax, withholdings on exports of hydrocarbons and hydroelectric royalties:
The Company and its subsidiaries estimate income tax on an individual basis under the deferred tax method.
To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carryforward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.
The deferred tax assets and liabilities have been valued at their nominal value.
Prevailing income tax rates at year end in Argentina, Venezuela, Brazil, Perú, Ecuador, Bolivia, Austria, Colombia and Spain are 35%, 50%, 34%, 30%, 36.25%, 25%, 25%, 33% and 35%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.
The minimum presumed income tax (applicable in Argentina ) is supplementary to income tax, since while the latter is levied on the year’s taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company’s final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years. The minimum presumed income tax asset has been valued at its discounted value.
For the operation of Pichi Picún Leufú Hydroelectric Complex, the Company pays since 2002 hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. As of December 31, 2008, we paid hydroelectric royalties at a rate of 7%. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.
The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years from January 2007 pursuant to Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.
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
Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 received by the producer per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45.00 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.
Previously, the withholding rate was 5% for refined products and 20% for LPG, and a special regime was applied on crude oil exports, starting at 25% when the price per barrel was equal to or lower than US$ 32 and contemplating increasing rates ranging between 3% and 20% when the price per barrel ranged between US$32.01 and US$45, with a cap set at 45% when the price exceeded US$ 45.
In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.

j) Labor costs liabilities:
Labor costs liabilities are accrued in the years in which the employees provide the services that trigger the consideration.
The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía.
For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be canceled.
k) Contingencies:
Contingencies relate to conditions that exist as of the date of the financial statements that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of its legal counsel and the remaining available evidence.
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
Movements of reserves are disclosed in Note 12.
l) Basic/diluted earnings per share:
Earnings per share for the years ended December 31, 2008, 2007 and 2006 was calculated on the basis of shares outstanding during each year. Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.
m) Shareholders — equity accounts:
The equity accounts were restated according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.
The account “Treasury stock” relates to shares of the Company owned by Petrobras Energía, and is deducted from the shareholders’ equity at acquisition cost, representing 9,431,210 Class B shares for a face value of P$1, with a cost and book value of 33 and a listed price of 21.
The “Deferred (loss) income” account comprises the changes in the accounting measurement of derivative financial instruments designated as cash flows hedges to the extent that they are effective hedges, and the gain (loss) resulting from the translation of foreign operations, net of the exchange differences from the Company’s liabilities denominated in foreign currency designated as hedge of the net foreign investment.

The activity of the deferred (loss) income is the following:

Total (a)

Balances at 12/31/2005	(22)
Activity for the year	1

Balances at 12/31/2006	(21)

Activity for the year	12

Balances at 12/31/2007	(9)

Activity for the year	42

Balances at 12/31/2008	33

(a)	See Note 2.b
n) Revenue recognition:
Revenues from the sale of crude oil, natural gas and petroleum, electric power generation, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.
Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2008 and 2007 gas imbalance liabilities were 6 and 5, respectively, attributable to 135 and 118 million cubic meters, respectively.
Revenues from natural gas transportation under firm agreements are recognized based on contracted capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain liquid natural gas (LNG) production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers. For other LNG production contracts and other services, revenues are recognized when the services are rendered.
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
o) Accounting for derivative financial instruments:
Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of any obtained or paid advances.
Changes in the accounting measurement of derivative financial instruments designated as cash flows hedges, which have been designated as effective hedges, are recognized under “Deferred (loss) income” in “Shareholders’ equity”. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expense) and holding gains (losses)”.
A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.
Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence. Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred (loss) income” should remain there until the committed or projected transactions occurs in the case of (a) and (b) are charged to the statement of income in the case of (c).

As of December 31, 2008 and 2007 the Company does not hold any derivative instruments. As of December 31, 2006, the Company made forward sales of US dollars in exchange for Argentine pesos, the face value of effective contracts amounted to US$ 18 million, at the average exchange rate of 3.26 Argentine pesos per US dollar.
p) Changes in presentation criteria:
For comparative purposes, all the necessary reclassifications were made in the consolidated financial statements of prior periods in order to present them on a consistent basis. These reclassifications do not imply changes in the decisions based on them.
5. Oil and gas areas and participation in joint ventures
As of December 31, 2008, Petrobras Energía and its affiliates were part of the oil and gas consortiums, joint- ventures and areas indicated in Note 25.g). The aggregate joint ventures and consortium assets, liabilities and results in which Petrobras Energía is a party, included in each account of the balance sheet and the statement of income utilizing the proportionate consolidation method, are disclosed in Note 25.h).
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
In Perú, royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel. The royalty rate applicable as of December 31, 2008 was 18.7%. Production of natural gas is subject to a fixed royalty of 24.5%.
In Ecuador, production agreements relating to Block 18 provide for the free availability of the crude oil output and a working interest in favor of the Ecuadorian State of 40% and 60% in Pata and Palo Azul fields, respectively. In addition, under the Tax Equity Law, the Ecuadorian State will receive 70% of the revenues when prices exceed the base price of US$45.43 per barrel (see Operations in Ecuador).
In Venezuela, mixed companies (see Operations in Venezuela) are subject to royalty payments of 33.33% and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Mixed companies have to sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.
Additionally in Venezuela, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting abroad liquid hydrocarbons and oil by-products will be applicable when the average Venezuelan basket price of crude oil exceeds, in any month, US$70 per barrel. The special tax per barrel will be 50% of the difference between the above mentioned monthly average price and the US$70 threshold price. In addition, when such average price exceeds US$100, the special tax per barrel, applicable to any difference in excess of the US$100 threshold, will be 60%.
In December 2008, Petrobras Energía executed a Memorandum of Agreement for a ten-year extension of the production concessions Aguada de la Arena, Río Neuquén, Veta Escondida and Rincón de Aranda, all of them located in the province of Neuquén, with a related payment of 56 (Note 16.b).
Petrobras Energía’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Energia’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

Investment commitments
In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Hickmann, Río Colorado and Río Atuel, the Company maintains investment commitments for approximately US$ 58 million, which mainly include the execution of seismic surveys and exploratory wells perforation.
In Colombia, the Company has a 30% interest in the consortium Tibú, which has committed investments for US$ 13 million up to December 2009.
Asset retirement obligations
In accordance with the regulations enacted in the countries in which we perform oil and gas operations, the Company (directly or indirectly through its subsidiaries) has the obligation to incur in costs related to the abandonment of oil and gas wells. The Company does not have assets legally restricted for purposes of settling the obligation.
The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006

Beginning balance	170	146	126
Accretion	15	14	9
Additions	59	16	19
Estimated cash flow changes	52	(3)	41
Decreases	—	(3)	(48)
Foreign currency translation / other	12	—	(1)

Ending balance (Note 16.b)	308	170	146

Estimated cash flow changes principally relates to: (a) changes in the Company’s expectations as to the number of wells to be abandoned before the end of the concession period, and (b) an increase in restoration and abandonment well costs as a consequence of general price increases in the industry.
Exploratory well costs
The following table provides the year-end balances and activity for exploratory well costs.

	2008	2007	2006

Beginning balance	124	106	61
Translation effect	2	—	—
Additions (1)	233	85	123
Transferred to development	(14)	(22)	—
Charged to expense (Note 25.e) (1)	(42)	(45)	(78)

Ending balance	303	124	106

Number of wells at year end	38	21	26

(1)	Additions shown in 2008 include 36 that were charged to expense during the year.
Changes in oil and gas areas and participation in joint ventures
In December 2008, Petrobras Energía entered into a joint undertaking agreement with Repsol-YPF for the exploration of CGSJ Marina-1 block in the Golfo San Jorge basin for a 33% interest. In addition, Petrobras Energía entered into a joint undertaking agreement with Repsol-YPF and Pan American for the exploration of CAA-40 and CAA-46 exploration blocks in the Malvinas basin for a 33% interest.

In March 2008, once all the formalities concerning regulatory matters were completed, Petrobras Energía acquired from Energy Development Corporation (Argentina), Inc. Argentina Branch a 13.72% equity interest in El Tordillo and La Tapera — Puesto Quiroga areas paying US$117.5 million.
On January 11, 2007 the Ministry of Energy and Mines of Ecuador approved the preliminary agreement entered into with Teikoku Oil Co. Ltd. in January 2005, whereby the Company assigned 40% of its rights and obligations under the Block 18 Participation Agreement to Teikoku Oil Co. Ltd. On October 24, 2008, Petroecuador incorporated Teikoku Oil Ecuador, a subsidiary of Teikoku Oil Co. Ltd, as a partner in Block 18 agreements. On October 27, 2008, Petroecuador registered the Assignment Agreement with the National Hydrocarbons Board. As of the date of these financial statements, the parties are negotiating the final economic terms of the respective assignment agreements. During the year ended December 31, 2008 the Company recognized a loss estimated at 28 derived from this transaction in “Other (expenses) income, net” (Note 16.d)
In February 2007, Petrobras Energía through its subsidiary Petrobras Bolivia Internacional S.A. acquired from ConocoPhillips, its 25.67% and 52.37% interests in Sierra Chata and Parva Negra, respectively. The acquisition was structured through the purchase of the company Burlington Resources Argentina Holdings Limited, indirect holder of such interest. The acquisition cost was agreed in US$ 77.6 million plus adjustments based in the working capital variations as of the agreement date. The applicable regulatory authorities approved this transaction in September 2008, and it was recorded at that moment.
In November 2007, Petrobras Energía sold 76.15% of its rights and obligations in the Bajada del Palo area. As a result of this transaction the Company recognized a gain of 62 in “Other (expenses) income, net” (Note 16.d).
In October 2006 Petrobras Energía sold 100% of its rights and obligations in Refugio Tupungato and Ataminsqui concession areas. As a result of this transaction, the Company recognized a gain of 85 in “Other (expenses) income, net” (Note 16.d).
Operations in Ecuador
Amendatory Agreements relating to Block 18 Participation Agreement
On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador, Petroecuador and others entered into the Amendatory Agreements which, among other things, will govern the operation of Block 18 for one year as from that date. During that period, negotiations will be conducted to determine whether such agreements will be converted into a new contractual modality. Under these Amendatory Agreements, the Ecuadorian Government’s share in Pata and Palo Azul fields’ production increased to 40% and 60%, respectively. In addition, the Tax Equity Law becomes applicable upon the execution of the mentioned agreements.
Amendment to Ecuador’s Hydrocarbons Law
In April 2006, Ecuadorian authorities approved the Amendment to the Hydrocarbons Law (Law No. 42/2006), which recognizes at least a 50% increment of extraordinary revenues in favor of the State, generated from the increases in crude’s Ecuadorian oil price (average monthly price in cash of FOB sales) in comparison with their respective average monthly sales, with the corresponding agreement approval, in constant price of the settlement month.
On October 18, 2007, the President of the Republic of Ecuador issued an Amendment to the Regulating Provisions of Law No.42/2006, whereby as from that date the Government’s interest in the extraordinary revenues from crude oil price was increased to 99%, reducing the oil companies’ interest to 1%.
Since the approval of Law No. 42/2006, EcuadorTLC S.A. and Petroecuador adopted significant opposing interpretations as to its applicability and scope in connection with the Palo Azul operating agreement in which Ecuador’s share in extraordinary revenues resulting from any increase in crude oil prices was already established. In the Company’s opinion, the application of the law according to Petroecuador’s interpretation was confiscatory in respect of the investment and put its economic viability at risk. As from January 2008 EcuadorTLC S.A did not make any payments of royalties as calculated by Petroecuador under Law No. 42/2006.
Following the negotiations conducted with the Ecuadorian Government, which resulted in the execution of the Amendatory Agreements for Block 18, and considering the Attorney General’s opinion, the parties reached an agreement on the scope of Law No. 42/2006. Under this agreement, EcuadorTLC S.A. made a payment of US$44 million, which is to be considered as the settlement of any differences that may arise from the application of the foregoing law until the execution date of the above amendatory agreements, at which date the Tax Equity Law became applicable.

Recoverability of investments
As from 2006, and with special emphasis during 2007, the Ecuadorian Government implemented major tax and regulatory amendments, which particularly focused on the hydrocarbons industry. The Law No. 42/2006 is among them.
The combination of these changes have materially modified the conditions set forth at the time of execution of the respective participation agreements, adversely affecting the profitability evaluation of ongoing projects in Ecuador, with the ensuing negative impact on the assessment of their recoverability. Accordingly, in the year ended December 31, 2007, the Company recorded an impairment allowance of 759 to write the book value of Ecuador’s assets down to their probable recoverable value (Note 16.d). In estimating the related recoverable value, the Company included the impact of the estimated net deficit of production from the transportation capacity contract with Oleoducto de Crudos Pesados Ltd.
Block 31
On December 31, 2008, Petrobras Energía Ecuador and Petroecuador executed the Termination Agreement relating to Block 31 Participation Agreement for the return of Block 31 to the Ecuadorian State. As a result, the Company recognized a loss of 31 in “Other (expenses) income, net” (Note 16.d).
Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)
The Company has executed an agreement with OCP, whereby it has secured an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.
The type of transportation agreement is “Ship or Pay”. Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others. As of December 31, 2008 such rate amounted to US$ 2.075 per barrel.
The costs for the transportation capacity are billed by OCP and charged to expenses monthly. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used, is recorded in the “Other operating expenses, net” line (Note 16.c).
The Company estimates that during the effective term of the “Ship or Pay” transportation agreement the volume of crude oil produced will be lower than the committed transportation capacity. This presumption is based on the current assessment of the Company’s reserves. For the purpose of mitigating the Company’s financial exposure for the capacity contracted, the Company periodically negotiates committed transportation capacity volumes. On December 31, 2008, the Company and Petroecuador entered into an agreement for the utilization of the oil transportation capacity committed under the agreement entered into with Oleoducto de Crudos Pesados, under which the Ecuadorian State undertook the commitment that the transportation as from January 1, 2009 of its crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, as of December 31, 2008, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels per day from July 2004 to January 2012 and 16,000 barrels per day during the two years starting in May 2006). The impact of the net production deficit is considered for the purpose of analyzing the recoverability of the assets in Ecuador.
In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of December 31, 2008 the Company issued letters of credit for a total amount of about US$100 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

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
In August 2006, the conversion operating agreements were signed. These agreements provided that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government. As a consequence of the foregoing, the direct and indirect equity interest of Petrobras Energía in the mixed companies operating the areas Oritupano Leona, La Concepción, Acema and Mata (Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. y Petrokariña S.A., respectively) amount to 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Energía’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since the requirements for the recognition of such credit had been met as of December 31, 2006, the Company recognized the related receivable at its estimated recoverable value, which amounted to 180.
In accordance with the corporate and governance structure established for the mixed companies, as from April 1, 2006, the Company discontinued the consolidation of assets, liabilities, income and cash flows of the Venezuelan operations on a line by line basis. Accordingly, the Company’s interest in the shareholders’ equity and related net income are now presented as a long -term investment and equity in earnings of subsidiaries, respectively.
The new operating conditions prevailing as from the conversion of the operating agreements had an adverse impact on the recoverable value of the Company’s assets in Venezuela. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. As a result of the changes in the foregoing variables, in the years ended December 31, 2008, 2007 and 2006, the Company recorded writedowns of 154, 33 and 186, respectively related to its assets in Venezuela.
In addition, since projects for the use of the credit recognized by CVP had not been materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not anticipated, as of December 31, 2007 the Company wrote down the carrying value of the credit to zero, resulting in an impairment charge.
As of December 31, 2008, 2007 and 2006, the carrying value of the Company’s direct and indirect interest in the mixed companies, net of writedown allowances, amounts to 2,751, 2,564 and 2,633, respectively.
6. Credit risk
The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.
As a result of the Company’s business and sales locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers the credit risk moderate based on such diversification. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

7. Inventories
The breakdown of current and non-current inventories is as follows:

	2008		2007
	Current	Non-current	Current	Non-current

Crude oil stock	348	—	186	—
Raw materials and materials	387	95	221	101
Work in progress and finished products	794	—	560	—
Advances to suppliers	9	—	6	—
Other	2	—	23	—
Allowance for inventories’ obsolescence (Note 12)	(4)	—	—	(1)

	1,536	95	996	100

8. Investments, equity in earnings of affiliates and dividends collected
The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:
a) Investments

	2008		2007
		Book	Book
Name and issuer	Cost	value	value

Current:
Government securities	—	—	5
Certificates of deposit	515	515	757
Mutual funds	53	53	331
Related companies (Note 17)	419	419	—
Other	2	2	1

	989	989	1,094

Non-current:

Government securities	—	—	1
Loans to joint venture partners in Venezuela	262	262	239
Related companies (Note 17)	147	147	143
Equity in affiliates (Note 25.b)	2,984	3,682	3,306
Allowance for impairment of investments (Note 12)	—	(614)	(419)

	3,393	3,477	3,270

b) Equity in earnings of affiliates

	2008	2007	2006
Petroritupano S.A.	132	55	15
Petrokariña S.A.	40	1	(3)
Petrowayú S.A.	107	2	29
Petroven-Bras S.A.	3	(1)	(2)
Petrolera Entre Lomas S.A.	25	30	33
Inversora Mata S.A.	8	(7)	3
Oleoductos del Valle S.A.	1	3	8
Oleoducto de Crudos Pesados Ltd.	(5)	(1)	6
Refinería del Norte S.A.	(6)	44	32
Petroquímica Cuyo S.A.I.C. (1)	—	21	15
Petrobras Bolivia Refinación S.A.(1)	—	31	82
Other	—	(2)	1

	305	176	219

(1)	See Note 8.III
c) Dividends collected

	2008	2007	2006

Petrobras Bolivia Refinación S.A.	—	60	76
Petroquimíca Cuyo S.A.I.C.	—	6	5
Petrolera Entre Lomas S.A.	10	19	22
Oleoductos del Valle S.A.	—	5	7
Refinería del Norte S.A.	—	19	—
Oleoductos de Crudos Pesados Ltd.	—	6	6
Petroritupano S.A.	119	82	—
Petrowayú S.A.	21	67	—

	150	264	116

I. Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions:
a) Distrilec:
Petrobras Energía, through Petrobras Finance Bermudas and Petrobras Electricidad de Argentina S.A (“PEDASA”), holds an indirect shareholding of 48.50% in Distrilec.
Distrilec is able to change its equity interest and sell its shares in Edesur S.A. (“Edesur”) only with the approval of ENRE (Federal Power Regulation Authority).
In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement. This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.
b) CIESA:
Shareholders of CIESA, parent company of TGS, may not sell their Class “A” shares representing 51% of TGS’s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.
As of December 31, 2008 the book value of the equity interests in CIESA and in Distrilec amounted to 198 and 585, respectively (net of adjustments of (216) and (82) made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company, respectively, and 43 corresponding to the purchase price allocated to Distrilec’s Property, Plant and Equipment recorded by the Company at the time of the acquisition of a portion of its interest).
As of December 31, 2007 the book value of the equity interests in CIESA and in Distrilec amounted to 218 and 560, respectively (net of adjustments of (227) and (90) made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company, respectively, and 50 corresponding to the purchase price allocated to Distrilec’s Property, Plant and Equipment recorded by the Company at the time of the acquisition of a portion of its interest).

As of December 31, 2008 and 2007, the valuation of CIESA includes 110 from the transfer to Enron of its interest in TGS.
The book value of these interests does not exceed their recoverable value.
II. Tariff situation of the public utility companies
The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies. Particularly, the tremendous effect of the devaluation, within a context of revenues that have remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of such companies, as well as their ability to comply with certain loan agreement clauses.
The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.
On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003. This agency reports to the Ministries of Economy and Production, and of Federal Planning, Public Investment and Services. UNIREN took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.
On October 9, 2008, after UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, TGS executed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system devised under the same agreement. The tariff increase will become effective after the ratification of the provisional agreement by the Argentine Executive Branch. This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the transportation license to be entered into with the National Government. In this respect, in early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase), aimed at renegotiating the license terms and starting an overall tariff review process. As of the date of these financial statements, TGS is evaluating such proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the date the Public Emergency Law expires. If no agreement is reached, UNIREN will submit a report to the Executive Branch recommending what future actions to take, if any.
In December 2008, the Law No. 26,456 was issued, which extended the public works and services renegotiation term to December 2009.
In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement.
The document established that as from the execution of the letter of understanding through June 30, 2006, a complete rate review would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec’s ability to modify its equity interest or sell its shares in Edesur. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy put off the effectiveness of the new rate system until February 2009.

As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.
The Memorandum of Agreement (MOA) was ratified by the Executive Branch on December 28, 2006. According to ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007.
As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on such distribution costs for the execution of a work plan. In addition, ENRE authorized to apply to such costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA.
Subsequently, Resolutions No. 1,838/2007 issued by the Secretary of Energy and No. 867/2007 of ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable as from May 2007.

On July 31, 2008 ENRE issued Resolution No 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.
III. Equity interest sales
- Hidroneuquén S.A.
On January 17, 2007, Petrobras Energía entered into a stock purchase agreement with a consortium composed of Merril Lynch, Pierce, Fenner & Smith Inc. and Sociedad Argentina de Energía S.A., for the sale of its 9.19% equity interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock. The stock purchase price provided under the terms and conditions of the agreement was US$ 15 million, implying a gain of 23, recorded in “Other (expenses) income, net” (Note 16.d).
- Petrobras Bolivia Refinación S.A.
In May 2006, the Bolivian Government issued Supreme Decree No. 28,701, thus establishing what it calls “the nationalization of oil and gas” of the country.
The abovementioned decree also provided that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provided, among others, the necessary actions to be taken for YPFB to control at least 50% plus one share in a group of companies, among which was Petrobras Bolivia Refinación S.A.
Within this framework, on June 25, 2007, Petrobras Energía S.A., through its subsidiary Petrobras Energía Internacional S.A., signed an agreement for the sale to YPFB of its interest in Petrobras Bolivia Refinación S.A. The sale price amounted to US$ 55 million, resulting in a gain of 44 recorded in “Other (expenses) income, net” (Note 16.d).
- Compañía Inversora en Transmisión Eléctrica S.A. (Citelec)
In compliance with the commitment to divest Citelec assumed by Petrobras Energía S.A. upon the approval — on July 19, 2007- by the Comisión Nacional de Defensa de la Competencia (the Argentine antitrust authorities) of the purchase by Petrobras Participaciones S.L. of the shares representing the majority of the capital stock of Petrobras Energía Participaciones, Petrobras Energía entered into an agreement to transfer its 50% equity interest in Citelec to Energía Argentina S.A. (“Enarsa”) and Electroingeniería S.A., with each transferee assuming 25% of the equity of Citelec. In December 2007 the pertinent approvals were granted by the regulatory agencies and authorities and all other terms and conditions to which the transaction was subordinated were fulfilled.
The sale was carried out at a price of US$ 54 million and did not result in any significant profit and loss effects.
- Yacylec S.A.
On July 19, 2007, Petrobras Energía signed with Electroingeniería S.A. a stock purchase agreement for the sale of its 22.22% equity interest in Yacylec S.A., which was approved by ENRE in December 2007. The sale was performed at a fixed price of US$ 6 million, giving rise to a gain included in “Other (expenses) income, net” of 16 (Note 16.d).
- Petroquímica Cuyo S.A.I.C.
On December 31, 2007, Petrobras Energía entered into a stock purchase agreement with Admire Trading Company S.A. and Grupo Inversor Petroquímica S.L. for the sale of its 40% equity interest in Petroquímica Cuyo S.A.I.C. The selling price was US$ 32 million, resulting in a gain of 40 included in “Other (expenses) income, net” (Note 16.d).
- Petrobras de Valores Internacional de España S.L. (PVIE)
In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% interest in the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional — Braspetro B.V. in the amount of US$ 423.3 million, plus a contingent consideration to be defined by the parties if a commercially viable discovery is made at the Kinteroni prospect in Lote 57. The transaction resulted in a gain of 1,014 included in “Other (expenses) income, net” (Note 16.d).

In January 2008, Petrobras Energia announced a discovery of gas and condensed gas at the Kinteroni prospect, which it is still in the evaluation phase. Currently, the operator is conducting reservoir analysis and other preparation activities in order to assess the potential of the field.
Pursuant to the terms and conditions of the stock purchase agreement, the parties agreed to share the power and authority to define and direct PVIE’s operating and financial policies (Note 2.a).
For Further information on PVIE, see Note 24.a).
9. Financing
The detail of the financial debt as of December 31, 2008 and 2007 is as follows:

	2008		2007
	Current	Non-current	Current	Non-current
Financial institutions	1,136	477	1,071	428
Notes	1,233	3,987	545	4,372
Related companies (Note 17)	76	688	306	630

	2,445	5,152	1,922	5,430

I. Petrobras Energía’s Global Programs of nonconvertible bonds
Global program of US$ 2.5 billion:
As of December 31, 2008 under this program, which matured on May 4, 2008 the following classes of bonds remained outstanding:
•	Class H, for a face value of US$181.5 million, maturing in May 2009, at a 9% annual rate (Note 24.b).

•	Class I, for a face value of US$349.2 million, maturing in July 2010, at a 8.125% annual rate.

•
Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first — equivalent to 9.9099% of face value — settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at the 9 month Libor rate plus 1%.

•	Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375 % annual rate.

•
Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are supported by a Standby Purchase Agreement provided by Petrobras, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Energía in connection with Class S bonds, Petrobras shall purchase the rights of bondholders to receive payments.

The proceeds from the issuances of the bonds were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or capital contributions to affiliates.
Debt from the issuances is disclosed net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.
Global program of US$ 1 billion:
The Annual Shareholders’ Meeting of Petrobras Energía held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$1 billion or its equivalent in any other currency, maturing within a 5-year term, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of US$2.5 billion. On August 8, 2008, the program was authorized by Resolution No. 15,947 of the CNV.

II. Cross default clauses
Outstanding bonds include cross default clauses, whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after Petrobras Energía has been served notice of the default.
As of the date of these consolidated financial statements, Petrobras Energía has complied with all the terms and conditions related with its financial indebtedness.
III. Edesur indebtedness
Edesur maintains a global corporate bond program maturing on October 14, 2013, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.
As of December 31, 2008, only Class 7 is outstanding under such global program for a face value of 165, with five semiannual principal repayments of 33 as from June 2010, at an annual interest rate of 11.75%.
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
Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-pay any other debt stipulated in the agreements.
As of the date of these consolidated financial statements Edesur has complied with all the terms and conditions contained in the loan agreements.
IV. CIESA and TGS indebtedness
Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 8.II “Tariff Situation of the public utility companies”), CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar of its interest rate agreements. Consequently, CIESA’s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$ 296 million, has been disclosed in the “Short-term debt” line.
In April 2004, the shareholders of CIESA entered into a master settlement agreement whereby Petrobras Energía and Enron would reciprocally waive any claiming right arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS. The terms of the Master Agreement included the transfer of the technical assistance agreement to Petrobras Energía, which was finalized in July 2004. In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement established certain share transfers in two successive steps.
Initially, after the relevant regulatory authorities’ approvals, on August 29, 2005, Enron transferred 40% of CIESA’s shares to a trust fund and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A., transferred Class B shares of TGS (representing 7.35% of TGS’s capital stock). The Company considered the book value of the shares transferred as part of the valuation of its interest in CIESA in non-current investments.

Subsequently, pursuant to the terms of the Restructuring Agreement entered into on September 1, 2005 by CIESA, Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Argentine Branch and all its financial creditors, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term. Once approvals were obtained from the Argentine Gas Regulatory Agency and the Argentine anti-trust authorities, CIESA would provide its financial creditors with about 4.3% of TGS’s Class “B” common shares as partial settlement of the financial debt. These shares were to be transferred to Enron in exchange for its remaining 10% shareholding in CIESA and the creditors would then capitalize the financial debt balance.
Once the debt restructuring was completed, and considering that in addition to the foregoing share transfers: a) the fiduciary ownership of the shares held in CIESA by the trust fund would be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and b) new shares would be issued for the benefit of the entity’s creditors, CIESA’s capital structure would be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.
The Restructuring Agreement, as amended, would remain valid through December 31, 2008. As from such date, any party was entitled to unilaterally terminate the agreement.
CIESA’s financial statements were prepared using the going concern basis of accounting and therefore such financial statements do not include any adjustments or reclassifications that may derive from the resolution of the uncertainties affecting its debt restructuring process.
Between May and June 2007, TGS successfully concluded the refinancing of its debt through the issuance of US$ 500 million bonds under the 2007 Global Program, and the prepayment of its previous debt through a bond repurchase offer, the redemption of bonds not subject to the repurchase offer and the prepayment of the loans from the Inter-American Development Bank.
Bonds are due May 14, 2017 and bear interest at an annual fixed rate of 7.875%. Principal will be repaid in four annual, equal and consecutives installments of US$125 million each, as from May 14, 2014. In 2008, TGS repurchased bonds in an amount equivalent to a face value of US$ 95 million, recognizing a gain of 57 in “Other (expenses) income, net” (Note 16.d).
As of December 31, 2008, TGS’s financial debt mainly results from the issuance of bonds in the amount of US$405 million under the 2007 Global Program, for an amount of up to US$650 million, authorized by the CNV on January 18, 2007.
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

V. Detail of long-term debt
Long-term debt as of December 31, 2008 is made up as follows:

Type	Amount	Currency	Annual interest rate
Financial institutions
	119	US$	Libo+1.19%
	35	US$	4.41% (* )
	41	US$	Libo+0.925%
	21	US$	4.22%
	9	US$	Libo+1.65%
	68	US$	Libo+1.44%
	121	US$	Libo+1%
	63	US$	Libo+2%

Related companies (Note 17)	688	US$	7.22%
Bonds
Class I	1,204	US$	8.125%
Class S	1,028	US$	5.875%
2007 Global Program (TGS)	699	US$	7.875%
Class R	687	US$	9.375%
Class N	289	US$	Libo+1%
Class 7 (Edesur)	80	$	11,75%

	5,152

(*)	Average rate.
The maturities of long-term debt as of December 31, 2008, are as follows:

From 1 to 2 years	1,387
From 2 to 3 years	461
From 3 to 4 years	110
From 4 to 5 years	717
Over 5 years	2,477

5,152

10. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)
Through Resolution No. 712/04, the Energy Department created the FONINVEMEM I for the purpose of granting creditors and incentive to invest in wholesale electricity market (WEM) for increasing the supply of electrical power generation in Argentina. Through Resolution No.564/07, the Secretary of Energy requested WEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of FONINVEMEM I.
The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution by all wholesale electric market private creditors is estimated at US$ 816 million for all periods, of which Petrobras Energía contributed US$ 55 million, dedicating US$ 39 million to FONINVEMEM I and US$ 16 million to FONINVEMEN II.
On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Energía and other WEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of at least 800 MW each. Construction costs of both plants are estimated at approximately US$1.3 billion and are to be funded with the contributions to FONINVEMEM I and II, with an additional specific charge imposed to users and with contributions from the Argentine Government.
For the purposes of purchasing of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The funds related to FONINVEMEM and the specific charge will be deposited with the trusts funds. Procurement of the equipment, construction, operation and maintenance of each power plant will be performed by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will act as agents of the respective trusts funds. These power plants will enter into electricity supply agreements with CAMMESA for a term of 10 years for the 80% of the energy generated, at a price that will allow for the covering of costs and FONINVEMEM reimbursements, the companies being able to freely dispose of the remaining 20% of the energy generated. Upon expiration of the supply agreements, ownership of the assets held in trust will be transferred to the power generation companies.

As of December 31, 2008, gas turbines of the power plants Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica José de San Martín are already fully operational. It is also expected that both powers plants will operate in combined cycles, in the fourth quarter of 2009 or the first quarter of 2010.
Petrobras Energía, as well as the other WEM creditors, will be reimbursed the amounts contributed to FONINVEMEM I, converted into US dollars and adjusted at a rate of LIBO + 1% p.a., in 120 monthly installments out of the funds received from the trusts during the effective term of the electricity supply agreement entered into with CAMMESA and funds contributed to FONINVEMEM II will be recovered through their application to additional energy generation as it is established by Resolution No. 1,281/2006 of the Secretary of Energy under the condition of, at least, multiplying four-fold this contribution with the new investment. On April 18, 2008, the Secretary of Energy considered the project of construction of a new thermoelectric plant of 170 mega watts to be constructed next to Genelba Plant to be covered by the terms of Resolution No.1,281/2006. Following the Secretary of Energy instruction to CAMMESA to refund Petrobras Energía the funds contributed to FONINVEMEM II in accordance with Resolution No. 564/07, whereby, as of December 31, 2008, Petrobras Energía received US$ 4.5 million.
11. Current and deferred income tax
The Company’s income tax expense and deferred tax balances are comprised as follows:

	2008	2007	2006
Income tax for the year
Current	(538)	(414)	(296)
Deferred	9	(80)	(169)

Total income tax	(529)	(494)	(465)

	2008		2007
Deferred tax
Deferred tax assets
Tax loss carryforwards	502		361
Property, plant and equipment	208		266
Reserves and provisions	126		95
Pension plan obligations	23		19
Equity interest in affiliates	38		34
Inventories	33		—
Other	131		134

Valuation allowance (Note 12) (3)	(803)		(702)

Deferred tax liabilities
Property, plant and equipment	(1,076)		(1,073)
Prepaid expenses	(5)		(6)
Equity interest in affiliates	(386)		(322)
Other	(33)		(26)

	(1,242	)(1) (4)	(1,220	)(2)

(1)	258 are included in the non-current “Other receivables” line and 1,500 in the non-current “Taxes payable” line.

(2)	207 are included in the non-current “Other receivables” line and 1,427 in the non-current “Taxes payable” line.

(3)
Management evaluates the recoverability of tax loss carryforwards and the remaining temporary differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis. Management believes that it is more likely than not that the Company will realize the benefits of the above-mentioned deductible differences and tax loss carryforwards, net of the existing valuation allowance as of December 31, 2008.

(4)
The change in 2008 includes 11 related to the acquisition of the interests in Sierra Chata and Parva Negra (Note 5) and 20 attributable to the revaluation of deferred tax liabilities in foreign affiliates in the “Deferred (loss) income” account within shareholders’ equity. Deferred (loss) income showed no significant changes in 2007 and 2006 so, therefore, the activity was not presented separately.

The reconciliation of the income tax at the statutory rate of 35% to the tax provision (before taxes and the minority interest in the subsidiary’s income) is as follows:

	2008	2007	2006

Income before income tax and minority interests in subsidiaries	1,375	1,344	1,954
Statutory tax rate	35%	35%	35%

Income for the year at statutory tax rate	481	470	684
Permanent differences at income tax rate
- Equity in earnings of affiliates	(127)	233	(146)
- Asset impairment	—	—	2
- Deconsolidation of companies	—	(103)	110

- Permanent differences in foreign subsidiaries	4	(67)	29
- Other	70	19	19
- Statute of limitation of tax loss carryforwards	—	449	—
- Net movement in the valuation allowance	101	(507)	(233)

	529	494	465

Deferred tax assets related to tax loss carryforwards may be used through the dates indicated below:

Use up to	2008	2007	2006
2007	—	—	1,006
2009	327	238	194
2010 onwards	175	123	104

	502	361	1,304

12. Contingencies, allowances and environmental matters
Movements of reserves for contingencies and allowances are as follows:

	Balances at					Balances
	the beginning					at the end
Account	of the year	Increase		Decrease		of the year

Deducted from assets:

Current
For doubtful accounts	114	14		(32)		96
For other receivables (Note 16.a)	279	—		(279)		—
For inventories’ obsolescence (Note 7)	—	4		—		4

	393	18	(1)	(311	) (2)	100

Non-current
For doubtful accounts	—	32	(2)	—		32
For other receivables (Note 16.a)
Deferred tax assets (Note 11)	702	101	(3)	—		803
For other tax credits	51	—		(51	) (4)	—
Other	—	305	(5)	—		305
For impairment of investments (Note 8.a)	419	195	(6)	—		614
For property, plant and equipment	1,062	86	(7)	(874	) (8)	274
For inventories’ obsolescence (Note 7)	1	—		(1	) (1)	—

	2,235	719		(926)		2,028

TOTAL 2008	2,628	737		(1,237)		2,128

TOTAL 2007	2,200	1,414		(986)		2,628

Included in liabilities:

Current
For contingencies
Labor and commercial contingencies	124	32		(31)		125

	124	32		(31)		125

Non-current
For contingencies
Labor and commercial contingencies	86	34		(1)		119

	86	34		(1)		119

TOTAL 2008	210	66	(9)	(32	) (10)	244

TOTAL 2007	180	142		(112)		210

(1)	Recorded in “Financial income (expenses) and holding gain (losses)”

(2)	Reclassified from current to non-current

(3)	The net effect was recorded in the “Income tax” caption

(4)	Relating to the return of Block 31 (Note 5)

(5)	It includes 279 reclassified from current to non-current and 26 recorded in “Deferred (loss) income”

(6)	It includes 154 recorded in “Other (expenses) income, net” (Note 16.d) and 41 recorded in “Deferred (loss) income”

(7)	Recorded in “Deferred (loss) income”

(8)
It includes 157 recorded in “Cost of sales” as “Depreciation of property, plant and equipment”, 596 for the sale of the 40% of Block 18 and the return of Block 31 and 121 for the reversal of the allowance for impairment of assets in Argentina (Note 16.d).

(9)	It includes 42 recorded in “Other operating expenses net”, 13 in “Financial income (expenses) and holding gain (losses) and 11 in “Costs of sales”

(10)	Used during the year

a) Environmental matters
The Company and its subsidiaries, including Petrobras Energía, are subject to extensive environmental regulations in Argentina and in the other countries in which they operate. Petrobras Energía’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including remediation commitments assumed. The Company has not incurred any material pollution liabilities as a result of its operations to date. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Energía’s business. Additionally, neither the Company nor any of its subsidiaries is a party to any significant lawsuits related to environmental issues.
b) Other issues
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
13. Contractual commitments, warranty bonds, sureties and guarantees granted
The warranty bonds, sureties and guarantees as of December 31, 2008 and 2007, which are not disclosed in the remaining notes, amount to 79 and 61, respectively.
Innova S.A. has agreements with certain financial institutions whereby it may request cash advances on accounts receivable from clients that comply with a certain credit status for a maximum amount of approximately US$40 million with recourse. Pursuant to the terms and conditions of the agreements, Innova S.A. bears the credit risk for the amounts received in the event of default of the debtor, the relevant amount must be paid by Innova S.A. As of December 31, 2008, amounts advanced totaled US$18 million.
The following table summarizes certain contractual commitments of Petrobras Energía as of December 31, 2008. The table does not include accounts payable. Amounts in the table do not include interest.

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Until
	(in millions of pesos)
Debt Obligations	5,036	1,416	1,205	690	1,725	2017
Purchase Obligations
Ship or pay agreement with OCP (1) (2) (6)	1,416	146	234	277	759	2018
Long-term service agreement (6)	970	570	207	94	99	2010
Petroleum services and materials (6)	3,856	2,206	537	292	821	2019
Ethylene (4)(6)	1,642	215	634	514	279	2015
Benzene (5)(6)	3,760	388	1,496	1,216	660	2015
Oil Purchase agreements for Refinery (6)	555	420	135	—	—	2010
Gas transportation capacity with TGS (3)	738	123	246	246	123	2014
Gas purchase agreements for Genelba (6)	14	14	—	—	—	2009

Pension Plan	140	14	26	27	73

Total	18,127	5,512	4,720	3,356	4,539

Sales Obligations
Natural gas	2,036	330	557	549	600	2018
Styrene	492	166	202	124	—	2013
Electric power	846	156	224	362	104	2014
LPG	276	86	97	62	31	2015
Oil sale agreement	771	771	—	—	—	2009

Total	4,421	1,509	1,080	1,097	735

(1)	Net of transportation capacity sold to third parties

(2)	Estimated average price US$3.63 per barrel.

(3)	Estimated price P$0.11 million per millon of cubic meters.

(4)	Estimated average price US$1,087 per ton. Contractual prices are in US Dollars. Peso amounts translated using exchange rate as of December 31, 2008.

(5)	Estimated price US$895 per ton. Contractual prices are in US Dollars. Peso amounts translated using exchange rate as of December 31, 2008.

(6)
Prices are generally determined by formulas based on future market prices Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2008 and may not reflect actual future prices of these commodities. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purposes only.

Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2008 and may reflect actual future prices of these commodities. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

The following table sets forth volume information with regard to the commitments under commercial contracts, for the years indicated below, as of December 31, 2008.

	Obligations by period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years
Purchase Obligations
Ship or pay agreement with OCP (in million of barrels)	113	14	18	23	58
Ethylene (in thousands of tons)	438	72	144	144	78
Benzene (in thousands of tons)	1,218	201	400	400	217
Oil Purchase agreements for Refinery (in millon of barrels)	4	3	1	—	—
Gas transportation capacity with TGS (in millon of cubic meters)	6,570	1,095	2,190	2,190	1,095
Gas purchase agreements for Genelba (in million of cubic meters)	65	65	—	—	—

Sales Obligations
Natural gas (in millions of cubic meters)	11,678	2,249	3,276	3,276	2,877
Styrene (in thousands of tons)	237	84	102	51	—
Electric power (in GWh)	3,526	1,155	1,071	1,091	209
LPG (in thousands of tons)	453	171	174	54	54
Oil sale agreement (in millions of barrels)	5	5	—	—	—
14. Petrobras Energía’s social benefits and other payroll benefits
a.	Defined contribution plan
Supplementary pension plan
In November 2005, Petrobras Energía’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Energía makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.
In the years ended December 31, 2008, 2007 and 2006, Petrobras Energía recorded losses of 8, 7 and 3, respectively, attributable to such benefits.
b. Defined benefit plan
Indemnity plan
This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year working at Petrobras Energía, in conformity with a decreasing scale considering the years of effectiveness of the plan.
Compensatory fund
This is a defined benefit plan for employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity that joined Petrobras Energía prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.
The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.
The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Accordingly, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America. The Bank of New York Mellon is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

As of December 31, 2008, 2007 and 2006 the most relevant actuarial information on the defined-benefits pension plans are as follows:

Change in benefit obligation	2008	2007	2006
Benefit obligation at the beginning of the year	176	161	99
Service cost	4	3	2
Interest cost	23	21	16
Actuarial loss	(3)	1	15
Benefits paid	(9)	(10)	(7)
Unrecognized prior service cost	—	—	36

Benefit obligation at the end of the year	191	176	161

Change in plan assets
Fair value of plan assets at the beginning of the year	31	35	40
Return on plan assets	3	3	2
Contributions made	17	—	—
Benefits paid	(7)	(7)	(7)

Fair value of plan assets at the end of the year	44	31	35

Reconciliation of funded (unfunded) status	2008	2007	2006
Unfunded status at the end of the year	(147)	(145)	(126)
Unrecognized prior service cost	36	38	41
Unrecognized actuarial loss	45	52	53

Net liability recognized	(66)	(55)	(32)

Components of net periodic benefit cost	2008	2007	2006
Service cost	4	3	2
Interest cost	23	21	16
Return on plan assets	(3)	(3)	(2)
Amortization of actuarial gain and losses and unrecognized prior service cost	5	4	2

Net periodic benefit cost	29	25	18

Weighted-average assumptions
Discount rate	4%	4%	4%
Rate of return on plan assets	6%	6%	6%
Rate of compensation increase	2%	2%	2%
c. Stock option plan
The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.
As part of this program, Petrobras Energía’s Board of Directors approved Plans for the year 2001 (“2001 Plan”) and 2000 (“Plan 2000”) focused on senior officers of Petrobras Energía. Both plans consisted in granting the right to exercise certain options to receive Petrobras Energía Participaciones S.A. shares or its cash equivalent, as described below:

2001 Plan
i.
5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Energía Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for the same number of shares (“appreciation rights”).

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

2000 Plan
i.
3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Energía Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

ii.	352,347 options to receive the same number of shares at no cost to the beneficiary. These options may be exercised as from May 29, 2004 (“full value”).

The term to exercise both options expired on May 29, 2006. The options exercised corresponding to the appreciation right amounted to 2,873,037 and those corresponding to full value totaled 343,596, cancelled in both cases primarily in cash.

The cost of these plans was allocated on a proportional basis within the vesting years and adjusted in accordance with the listed price of the share. Accordingly, during the years ended December 31, 2007 and 2006, 1 and 3 were charged to operating expenses.
The following table presents a summary of the status of Petrobras Energía’s stock option plans:

	2007		2006
		Weighted -		Weighted -
		Average		Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at the beginning of the year	654,697	1.59	1,198,803	1.59
Exercised	(427,339)	1.64	(237,255)	1.60
Prescripted	(227,358)		(306,851)

Outstanding at the end of the year	—	—	654,697	1.59

Exercisable at the end of the year	—	—	654,697	1.59

15. Capital stock and restrictions on unappropriated retained earnings
As of December 31, 2008 the Company’s capital stock totaled 2,132,043,387 Class B shares fully subscribed, issued, paid-in, registered and authorized for public trading. The following table presents the changes in capital stock in the last three years:

	December 31,
	2008	2007	2006

Common shares of 1 vote and nominal value of P$1 per share	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares have been listed on the Buenos Aires Stock Exchange and with in the form of American Depositary Shares on the New York Stock Exchange.

16. Other receivables, other liabilities, other operating expenses, net, other (expenses) income, net and supplemental cash flow information

	2008		2007
	Current	Non-current	Current	Non-current
a) Other receivables

Joint ventures	44	—	33	—
Related companies (Note 17)	275	3	1,621	5
Dividends receivable	60	—	—	—
Tax credits	907	206	482	447
Deferred tax assets	—	1,061	—	909
Advisory services to other companies	—	—	3	—
Receivables from the sale of companies (Note 8.III)	33	—	133	—
Expense refunds	55	8	65	7
Prepaid expenses	140	11	255	25
Credit for new projects in the mixed companies in Venezuela (Note 5)	—	305	279	—
Guarantee deposits	12	16	7	—
Commercial agreements	—	—	—	—
Allowance for other receivables and tax credits (Note 12)	—	(1,108)	(279)	(753)
Other	69	20	60	17

	1,595	522	2,659	657

	2008		2007
	Current	Non-current	Current	Non-current
b) Other liabilities
Related companies (Note 17)	50	—	15	—
Advanced collections	101	103	64	55
Expenses allowance — Environmental remediation	46	66	38	64
Joint ventures	9	—	35	—
Extension of production concessions (Note 5)	56	—	—	—
Litigation and fines accrual	118	—	101	—
Third party collection	15	—	12	—
Asset retirement obligation (Note 5)	—	308	—	170
Other	135	17	40	18

	530	494	305	307

	2008	2007	2006
c) Other operating expenses, net
Advisory services to other companies	40	46	48
Environmental remediation expenses	—	(17)	(5)
Taxes on bank transactions	(146)	(121)	(98)
Contingencies	(42)	(24)	(24)
Oil transportation agreement with OCP	(174)	(155)	(178)
Fundopem (1)	80	70	46
Edesur — Memorandum of agreement (Note 8.II)	—	85	—
Commercial claims resolution	—	—	75
Amendment to Ecuador’s Hydrocarbons Law	—	(44)	—
Allowance for other tax credit	—	(15)	(1)
Other	11	(2)	2

	(231)	(177)	(135)

(1)
Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the Brazilian state of Rio Grande do Sul provides to companies located there.

	2008	2007	2006
d) Other (expenses) income, net
Gain from the financial debt repurchase (Note 9.IV)	57	—	—
Reversal of the allowance for impairment of fixed assets in Argentina (Nota 25.a)	121	—	—
Termination Agreement of Block 31 (Note 5)	(31)	—	—
Gain from the sale of the 40% of Block 18 (Note 5)	(28)	—	—
Gain from the sale of Hidroneuquén S.A. (Note 8.III)	—	23	—
Gain from the sale of Petrobras de Valores de España S.L. (Note 8.III)	—	1,014	—
Gain from the sale of Yacylec S.A. (Note 8.III)	—	16	—
Gain from the sale of Petroquímica Cuyo S.A.I.C. (Note 8.III)	—	40	—
Gain from the sale of Petrobras Bolivia Refinación S.A. (Note 8.III)	—	44	—
Allowance for advances to partners in Venezuela	—	(41)	—
Net impairment of assets in Ecuador (Note 5)	—	(759)	—
Net impairment of assets in Venezuela (Note 5)	(154)	(214)	(6)
Seniat claim — Venezuela	—	—	(18)
Sales of oil and gas areas (Note 5)	—	62	85
Disposals of property, plant and equipment	—	(17)	(15)
Reversal of the allowance for impairment of investments — Hidroneuquén S.A.	—	—	10
Reversal of the allowance for impairment of investments — Enecor S.A.	—	5	6
Reversal of the allowance for impairment of investments — Citelec S.A.	—	—	23
Other, net	(61)	(43)	8

	(96)	130	93

	2008	2007	2006
e) Supplemental cash flow information
Cash	492	98	86
Time deposits and mutual funds	984	1,069	1,264

Cash and cash equivalent at the end of the year	1,476	1,167	1,350

17. Balances and transactions with related companies
Related party transactions are carried out in the ordinary course of our operations at market conditions. We believe that the terms of these transactions are comparable to those offered by or that could be obtained from non-related third parties.
Petrobras Energía has entered into several financing arrangements with subsidiaries of Petrobras.
In February 2008, Petrobras Energía loaned US$ 300 million to Petrobras Internacional Braspetro BV, a subsidiary of Petrobras, maturing in July 2008 and accruing interest at the one month LIBOR rate plus 0.15%. The loan was partially renewed at maturity. As of December 31, 2008 the outstanding balance on the loan totaled US$120 million.
In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is the ownership of 99.79% of the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional Braspetro B.V. in the amount of US$423.3 million plus a contingent compensation to be defined between the parties in the event of a commercial discovery in the Kinteroni prospect in Lote 57. As a result of this transaction, Petrobras Energía recognized a gain of P$1,014 million as of December 31, 2007. In accordance with the terms and conditions of the relevant stock purchase agreement, the parties agreed to share control over defining and establishing the operating and financial policies of PVIE. (see Notes 8.III and 24.a).
In November 2007, Petrobras Energía sold 73.15% of its rights and obligations in the Bajada del Palo area to Petrolera Entre Lomas S.A. (see Note 5)
In 2007, Petrobras Energía issued US$300 million Class S Bonds under the US$2.5 billion Global Program. Payments under the Class S Bonds are supported by a standby purchase agreement provided by Petrobras (See Note 9.I).
In 2007, Petrobras Energía acquired from Petrobras Transporte S.A. (Transpetro) a double-hulled vessel for a purchase price of US$25 million. The purpose of the acquisition was to reduce Petrobras Energía’s logistics costs, meet current and future logistical needs, enhance Quality, Safety, Environmental and Health standards in connection with vessel-related operations and reduce Petrobras Energía’s vulnerability to limited market supply for transportation needs, in addition to the advantages represented by the technical management of vessels provided by Transpetro.

In 2005, Petrobras Energía entered into a US$200 million loan facility with Petrobras Internacional Braspetro BV. This loan has a term of ten years and bears interest at an annual interest rate of 7.22%, plus taxes. The proceeds of this loan were used to partially prepay Classes K and M Bonds. This loan can be prepaid at any time without penalties.
In addition, during the course of business, Petrobras Energía imports and exports crude oil and related oil products with Petrobras subsidiaries, mainly with Petrobras International Finance Co.
Brasken, an affiliate of Petrobras, formerly known as Copesul, supplies Innova with the benzene and ethylene necessary for ethylbenzene production.
Outstanding balances with related parties as of December 31, 2008 and 2007, are as follows:

	2008
	Current						Non-current
		Trade	Other		Other		Other		Accounts
Company	Investments	Receivables	Receivables	Accounts Payable	Liabilities	Loans	receivables	Investments	Payable	Loans
Oleoducto de Crudos Pesados Ltd.	—	—	—	2	—	—	—	136	—	—
Transportadora de Gas del Sur S.A.	—	23	2	31	—	—	—	—	—	—
Refinería del Norte S.A.	—	28	1	19	—	—	—	—	—	—
Petrobras International Finance Co.	—	25	2	33	—	—	—	—	—	—
Petróleo Brasileiro S.A. -Petrobras	—	8	1	60	12	—	—	—	—	—
Petrolera Entre Lomas S.A.	—	—	—	18	—	—	—	—	26	—
Propyme SGR	—	—	—	—	—	—	—	5	—	—
Petrobras Internacional — Braspetro B.V.	414	—	194	—	31	18	—	—	—	688
Petrobras de Valores Internacional de España S.L. (1)	5	—	59	—	—	58	—	—	—	—
Other	—	11	16	1	7	—	3	6	—	—

Total	419	95	275	164	50	76	3	147	26	688

(1)	It corresponds to the balance generated by proportional consolidation of Petrobras de Valores International de España S.L. (Nota 8.III)

	2007
	Current					Non-current
	Trade	Other	Accounts	Other		Other		Accounts
Company	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	Payable	Loans
Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	133	—	—
Transportadora de Gas del Sur S.A.	4	4	5	—	—	—	—	—	—
Refinería del Norte S.A.	9	5	10	—	—	—	—	—	—
Petrobras International Finance Co.	85	—	28	—	—	—	—	—	—
Petróleo Brasileiro S.A. -Petrobras	3	2	59	11	—	3	—	—	—
Petrolera Entre Lomas S.A.	—	—	49	—	—	—	—	22	—
Propyme SGR	—	—	—	—	—	—	6	—	—
Petrobras Internacional — Braspetro B.V.	—	1,492	—	—	178	—	—	—	630
Compañía Mega S.A.	—	12	—	—	—	—	—	—	—
Petrobras Transporte S.A. — Transpetro	—	—	79	—	—	—	—	—	—
Petrobras de Valores Internacional de España S.L. (1)	—	96	—	—	128	—	—	—	—
Other	5	10	3	4	—	2	4	—	—

Total	106	1,621	233	15	306	5	143	22	630

(1)	It corresponds to the balance generated by proportional consolidation of Petrobras de Valores International de España S.L. (Nota 8.III)
Main transactions with affiliates for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Oleoductos del Valle S.A.	18	—	21	—	23	—
Transportadora de Gas del Sur S.A.	153	165	108	35	40	34
Refinería del Norte S.A.	93	43	91	5	132	53
Petrobras International Finance Co.	224	2,072	426	1,942	101	1,428
Petroquímica Cuyo S.A.I.C.	—	71	—	5	—	—
Petrolera Entre Lomas S.A.	478	1	454	1	440	1
Petróleo Brasileiro S.A. -Petrobras	108	20	95	17	102	14
Petrobras Bolivia Refinación.S.A.	—	—	—	10	—	33
Brasken (Ex Copesul)	1,252	—	1,247	—	1,032	—
Compañía Mega S.A.	—	5	—	—	—	—
Petrobras Uruguay Distribución S.A.	—	15	—	—	—	—
Petroquímica Cuyo S.A.	—	—	—	—	—	33
Petrobras Transporte S.A. - Transpetro	—	—	79	—	—	—
Petrobras Paraguay Refinación Ltd.	—	—	—	95	—	42

Total	2,326	2,392	2,521	2,110	1,870	1,638

18. Business segments and geographic consolidated information
The Company’s business, operated through its subsidiary Petrobras Energía, is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:
a)	Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b)
Refining and Distribution, including the Company’s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network, the Company’s equity interests in Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A. (Note 8.III) and, as from this year, the commercialization of the oil produced in Argentina.

c)	Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brazil plants and its equity interest in Petroquímica Cuyo S.A.I.C. (Note 8.III).

d)
Gas and Energy, comprising the Company’s operations of sale of the gas produced in Argentina and the liquefied petroleum gas brokerage and trading activities, its interest in Transportadora de Gas del Sur S.A., the operations of electricity generation in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Enecor S.A., Citelec S.A. and Yacylec S.A. (Note 8.III).

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are disclosed together.
The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.
As from the current fiscal year, the commercialization of products among the different business units has been subject to a series of changes. As a result, the Refining and Distribution business segment commercializes the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.
The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company’s management:

	2008
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Total assets	10,185	3,066	2,257	5,985	1,598	23,091
Total liabilities	2,509	1,344	858	3,124	5,427	13,262

	2007
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Total assets	8,354	2,937	2,059	5,314	2,693	21,357
Total liabilities	2,283	1,060	803	2,805	5,159	12,110

	2008
	Oil and Gas
	Exploration			Gas	Corporate
	and	Refining		and	and
	Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	2,233	6,684	3,420	2,838	—	15,175
Inter-segment	2,507	258	55	155	(2,975)	—

	4,740	6,942	3,475	2,993	(2,975)	15,175
Cost of sales	(2,478)	(6,649)	(2,762)	(2,108)	2,997	(11,000)

Gross profit	2,262	293	713	885	22	4,175

Administrative and selling expenses	(237)	(475)	(439)	(275)	(332)	(1,758)

Exploration expenses	(238)	—	—	—	—	(238)

Other operating (expenses) income, net	(207)	11	65	10	(110)	(231)

Operating income (loss)	1,580	(171)	339	620	(420)	1,948

Equity in earnings of affiliates	311	(6)	—	—	—	305

Other	(861)	(13)	(218)	(361)	(215)	(1,668)

Net income (loss)	1,030	(190)	121	259	(635)	585

	2007
	Oil and Gas
	Exploration			Gas	Corporate
	and	Refining		and	and
	Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	2,381	5,535	3,018	2,524	—	13,458
Inter-segment	2,243	291	45	147	(2,726)	—

	4,624	5,826	3,063	2,671	(2,726)	13,458
Cost of sales	(2,482)	(5,744)	(2,676)	(1,925)	2,716	(10,111)

Gross profit (loss)	2,142	82	387	746	(10)	3,347

Administrative and selling expenses	(284)	(374)	(351)	(211)	(245)	(1,465)

Exploration expenses	(172)	—	—	—	—	(172)

Other operating (expenses) income, net	(206)	(22)	56	118	(123)	(177)

Operating income (loss)	1,480	(314)	92	653	(378)	1,533

Equity in earnings of affiliates	80	75	21	—	—	176

Other	(640)	96	62	(407)	(247)	(1,136)

Net income (loss)	920	(143)	175	246	(625)	573

	2006
	Oil and Gas
	Exploration			Gas	Corporate
	and	Refining		and	and
	Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Statement of income

Net sales
To third parties	2,653	4,262	2,447	2,383	—	11,745
Inter-segment	2,128	269	43	115	(2,555)	—

	4,781	4,531	2,490	2,498	(2,555)	11,745
Cost of sales	(2,094)	(4,692)	(2,068)	(1,792)	2,584	(8,062)

Gross profit (loss)	2,687	(161)	422	706	29	3,683

Administrative and selling expenses	(313)	(313)	(292)	(170)	(195)	(1,283)

Exploration expenses	(117)	—	—	—	—	(117)

Other operating (expenses) income, net	(78)	6	32	1	(96)	(135)

Operating income (loss)	2,179	(468)	162	537	(262)	2,148

Equity in earnings of affiliates	89	114	15	1	—	219

Other	(860)	97	(49)	(298)	(193)	(1,303)

Net income (loss)	1,408	(257)	128	240	(455)	1,064

The following information shows total assets, net sales and operating income (loss) by geographic area.

	2008
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long lived assets	11,633	2,816	276	1,000	641	127	64	—	16,557
Rest of assets	5,688	107	—	63	360	154	162	—	6,534

Total assets	17,321	2,923	276	1,063	1,001	281	226	—	23,091

Net sales	11,453	—	139	965	1,645	1,089	35	(151)	15,175
Operating income (expenses)	796	(12)	84	392	98	623	(33)	—	1,948

	2007
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long lived assets	10,400	2,624	251	764	511	120	10	—	14,680
Rest of assets	5,073	118	—	88	468	318	612	—	6,677

Total assets	15,473	2,742	251	852	979	438	622	—	21,357

Net sales	10,063	—	127	1,101	1,457	873	25	(188)	13,458
Operating income (expenses)	778	(8)	31	500	67	166	(1)	—	1,533

	2006
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Net sales	8,751	312	207	902	1,215	652	14	(308)	11,745
Operating income (expenses)	1,130	186	45	446	54	287	1	(1)	2,148
19. Controlling Group
Petróleo Brasileiro S.A. — PETROBRAS, through Petrobras Participaciones, S.L., a wholly-owned subsidiary, is the controlling shareholder of the Company. As of December 31, 2008 Petrobras Participaciones S.L. owns 58.6% of Petrobras Energía Participaciones’ capital stock.
Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

20. Summary of significant differences between accounting principles followed by the Company and US GAAP and summary of new US GAAP accounting pronouncements not yet adopted
The Company’s financial statements have been prepared in accordance with Argentina GAAP, which differ in certain respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements (which are the amounts included in the reconciliation from Argentina GAAP to US GAAP, in Note 21), as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission. The main differences relate to the items described below.
A — Explanation of the main differences included in the reconciliation from Argentina GAAP to US GAAP, corresponding to Petrobras Energía Participaciones, subsidiaries and companies under joint control
1) Deferred charges
Under Argentina GAAP, costs such as organizational and pre-operating expenses may be deferred and amortized over the resulting period of benefit, under certain circumstances.
For US GAAP purposes these amounts are expensed as incurred.
2) Debt refinancing costs
Under Argentina GAAP, unamortized deferred costs related to debt issuance are charged to expense when such debt is restructured, while costs related to the new debt are capitalized and amortized on a straight — line basis.
Under US GAAP, SFAS No. 15, SFAS No. 140 and related EITF issues require the Company to continue amortizing the costs related to the old debt, if the debt restructuring is not considered to be an “extinguishment”, as is the case of the debt restructuring of the Company, and charge the restructuring direct costs to expense.
3) Pension plan obligations
Recognition of pension plan obligations under Argentina and US GAAP is essentially the same, except for the fact that under Argentina GAAP the recognition of the over or under funded status is not required.
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
7) Accounting for inventories
Under Argentina GAAP, inventories must be accounted for at reproduction or replacement cost or, in other words, at the price the Company would pay at any given time to replace or reproduce such inventory, whereas under US GAAP, inventories are accounted for at the lower of cost or market value.
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
Under US GAAP, the exchange offer was accounted for under the purchase method. The purchase price of 6,766, calculated based upon the market price of Petrobras Energía’s common stock, has been allocated to the identifiable assets acquired and liabilities assumed based upon their fair value as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired has been reflected as goodwill. Therefore, the US GAAP shareholders’ equity reconciliation reflects the additional purchase price of Petrobras Energía’s capital stock, and the net income reconciliation reflects the incremental depreciation, depletion, amortization, effective interest rate of liabilities, and when applicable, the relevant impairment charges, and the related effects on the deferred income tax.
Beginning in 2003, pursuant to CNV Resolution No. 434, Argentina GAAP adopted the purchase method or the pooling of interests method, depending on the circumstances. However, such new standards were not applied on a retroactive basis.
b) Purchase price allocation of Eg3 S.A. and Petrolera Santa Fe S.R.L.
On January 21, 2005, the Special Shareholders’ Meeting of Petrobras Energía, Eg3 S.A. (“Eg3”) and Petrobras Argentina S.A. (“PAR”), and the Special Partners’ Meeting of Petrolera Santa Fe S.R.L. (“PSF”), in their respective meetings, approved the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without being liquidated. The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies were considered incorporated into Petrobras Energía. On March 3, 2005, the final merger agreement was subscribed. On June 28, 2005, the CNV (Argentine Securities Commission) approved the merger and authorized the public offering of Petrobras Energía’s shares. On September 16, 2005, the merger was registered in the Public Registry of Commerce.
As the result of the merger, (a) Petrobras, owner of a 99.6% equity interest in EG3 and 100% equity interest in PAR and PSF through its subsidiary Petrobras Participaciones SL, received, through such subsidiary, 229,728,550 new shares of class B stock in Petrobras Energía, with a nominal value of P$1 each and entitled to one vote per share, representing 22.8% of Petrobras Energía’s capital stock, and (b) Petrobras Energía Participaciones’ ownership interest in Petrobras Energía decreased from 98.21% to 75.82%. After the merger, the new capital stock of Petrobras Energía was set at 1,009,618,410 Class B shares.

Petrobras Energía recorded the effects of the corporate reorganization in accordance with the pooling-of-interest method. According to this method, the assets, liabilities and components of the shareholders’ equity of the transferring entities were recognized in the combined entity based on their carrying amounts as of the effective merger date.
As a result of the merger between Petrobras Energía, Petrolera Santa Fé S.R.L, Eg3 S.A. and Petrobras Argentina S.A., the reconciliation to US GAAP includes adjustments to Property, plant and equipment as of December 31, 2008 and 2007, respectively, that corresponds to the purchase price allocation derived from the excess of the acquisition price over the book values (allocated values) that were originally recorded in Eg3 S.A. and Petrolera Santa Fé S.A. as push down accounting when such companies were acquired by Petrobras, the Company’s controlling shareholder, in 2001 and 2002.
Under Argentina GAAP, push down accounting (as the term is defined by US GAAP) is not required.
9) Impairment of goodwill, property, plant and equipment and equity in affiliates
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

Impairment of goodwill, property, plant and equipment recorded under US GAAP in the year ended December 31, 2006:
The company performs the impairment test of goodwill, following the method established under SFAS 142. In the year ended December 31, 2006, under US GAAP, the Company recorded an impairment charge of 70 (before the effect of income taxes) to write off the allocated purchase price of goodwill, and equity in affiliates (43 and 27, respectively) originated in the business combination described in 8.a) above.
The impairment of goodwill in the US GAAP Summarized Consolidated data in Note 21 was allocated to the Other Operating expenses, net caption.
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

c)	Method of calculating impairment related to property, plant and equipment
Under Argentina GAAP the book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the recoverable value in use. From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets.
Under US GAAP the book value of a long-lived asset is adjusted to its fair value if its carrying amount exceeds the undiscounted value in use.
Following this guidance, in the reconciliation to US GAAP, impairment charges and the related effect on depreciation of property, plant and equipment recorded under Argentina GAAP were reversed since under US GAAP the carrying amount did not exceed the undiscounted value in use.
The reconciliation of net income from Argentina GAAP to US GAAP for the year ended December 31, 2008 includes a loss of 352 mainly related to: (i) the write-off of the remaining carrying value under US GAAP (higher than the Argentina GAAP figure as it had not been affected by an impairment charge in 2007) of the property, plant & equipment related to Block 31, returned to Ecuador during the year (See Note 5, Operations in Ecuador), and (ii) the elimination of the gain recorded under Argentina GAAP to reverse an impairment charge recorded in prior years on assets located in Argentina that, considering the difference in the calculation method described above, was not recorded for US GAAP purposes.
The reconciliation of net income from Argentina GAAP to US GAAP for the year ended December 31, 2007 includes a gain of 210 related to the difference between both GAAPs in the book value of the property, plant & equipment related to Block 31, which, considering the difference in the calculation method described above, was impaired in 2007 for Argentina GAAP purposes but not under US GAAP.

The above mentioned adjustments were allocated to the Other Operating expenses, net caption in the US GAAP Summarized Consolidated data included in Note 21.
10) Income taxes
Represents the effect of deferred income tax over each US GAAP adjustment, when applicable.
11) Proportional consolidation
Under Argentina GAAP, an investor is required to proportionally consolidate line by line its financial statements with the financial statements of the companies in which it exercises joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, share the power to define and establish a company’s operating and financial policies on the basis of written agreements. In the consolidation of companies over which an investor exercises joint control, the amount of the investment in the company under joint control and the interest in its income (loss) and cash flows are replaced by the investor’s proportional interest in the company’s assets, liabilities, income (loss) and cash flows. Under the joint control of the Company, through Petrobras Energía, are Distrilec, CIESA, and, as from December 31, 2007, PVIE.
Under US GAAP, interests in companies over which the investor exercises joint control are accounted for by the equity method and no proportional consolidation is allowed. However, pursuant to the SEC’s rules, differences in classification or presentation that result from using proportionate consolidation in the reconciliation to US GAAP, may be omitted if certain requirements are met. Such requirements are met by Distrilec and since December 31, 2007 by PVIE but not by CIESA. The proportional consolidation of CIESA for the years ended December 31, 2008, 2007 and 2006 under Argentina GAAP has been reversed for purposes of the US GAAP reconciliation and in the additional disclosures included in Notes 21 and 22.
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
These transactions with related parties under common control correspond to the following transactions (i) sale of 73.15% of Petrobras Energia’s rights and obligations in the Bajada del Palo area to Petrolera Entre Lomas S.A., and (ii) sale of 40% of Petrobras Energía’s equity interest in PVIE to Petrobras Internacional Braspetro B.V. (See Notes 5, 8.III and 17).
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
As of December 31, 2008 and 2007 the Company recorded capitalized foreign exchange differences losses of CIESA.

Under US GAAP, foreign currency exchange gains or losses are recognized in the statement of income.
2) Minority Interest
An adjustment to record the effect of all US GAAP adjustments attributable to minority interests in consolidated subsidiaries of our equity in affiliates has been recorded.
3) Income taxes
Represents the effect of deferred income tax over each US GAAP adjustment, when applicable.
In addition, the recognition of a deferred tax asset or liability for differences related to assets and liabilities that, under FAS 52 Foreign Currency Translation, are remeasured from the local currency into the functional currency using historical exchange rates and that result from change in exchange rates or indexing for tax purposes is not allowed for US GAAP purposes. However, under Argentina GAAP recognition of a deferred tax liability or asset for those temporary differences is allowed.
4) Troubled debt restructuring of TGS and Transener.
On December 15, 2004 and on June 30, 2005, TGS and Transener respectively concluded their debt restructuring processes.
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
As our interest in Citelec was sold in December 2007, the above-mentioned reconciling items were charged against Sale of Companies in the Reconciliation of net income to US GAAP for the year ended December 31, 2007.
C — Presentation
Major reclassifications to adjust the Argentina GAAP presentation to conform to U.S.GAAP, are as follows:
1) Classification of impairment losses
Under Argentina GAAP, impairment losses on property, plant and equipment are generally presented in the income statement as non-operating expenses.
US GAAP requires such losses to be presented as operating expenses. Therefore, impairment losses recognized under Argentina GAAP and additional impairment losses recognized under US GAAP are included in the Operating income (loss) subtotal of the US GAAP Consolidated income data presented in Note 21.
2) Balance sheet classification differences related to deferred income tax assets (liabilities)
Under Argentina GAAP, net deferred tax assets (liabilities) are to be classified as non-current assets (liabilities).
Under US GAAP, the Company applied the provisions contained in SFAS No. 109, “Accounting for income taxes”. Such statement states that in a classified statement of financial position, an enterprise should separate deferred tax liabilities and assets into a current amount and a non-current amount. To such extent, deferred tax liabilities and assets should be classified as current or non-current based on the classification of the related asset or liability for financial reporting. In addition, a deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carryforwards, shall be classified according to the expected reversal date of the temporary difference.
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

D — Other
1) Restatement of financial statements for the effects of inflation
The reconciliation to US GAAP does not include any adjustment to eliminate the effects of inflation required under Argentina GAAP (see Note 2.c), as they are also permitted by Regulation S-X of the SEC.
E — New accounting standards and developments under US GAAP not yet adopted
FASB Statement No. 141 (revised 2007), Business Combinations (“SFAS 141-R”)
In December 2007, the FASB issued SFAS 141-R, which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date to be measured at their respected fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowance and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosure requirements. The impact of the application of SFAS 141-R on the consolidated financial statements will depend on new business combinations arising during 2009 and thereafter.
FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”)
In December 2007, the FASB issued SFAS 160 that establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in the consolidated net income on the face of the income statement. Certain changes in a parent’s ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any non-controlling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company’s presentation of the consolidated statement of income and balance sheet will be significantly changed by the application of SFAS 160.
FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”).
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133 and is intended to provide users of financial statements with an enhanced understanding of (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations. The Company does not expect any material impact derived from the application of this pronouncement, other than additional disclosures.
Codification of GAAP
On July 1, 2009, FASB is expected to issue FASB Accounting Standards Codification™ (ASC) as authoritative. At this time, it will become the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC).
On March 27, 2009, FASB released an exposure draft to replace FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. The comment period ended May 8, 2009 and the effective date of the standard is expected to be July 1, 2009, which coincides with the effective date of FASB ASC. The proposed statement establishes FASB ASC as the source of authoritative GAAP to be applied by nongovernmental entities. All guidance contained in FASB ASC carries an equal level of authority.
Once the proposed statement is effective, the GAAP hierarchy is essentially reduced to two levels, one that is authoritative and one that is not. Exceptions include rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants, and certain grandfathered guidance having an effective date before March 15, 1992.

FASB Statement No. 165, Subsequent Events (“SFAS 165”)
In June 2009, the FASB issued FASB Statement No. 165, Subsequent Events (“SFAS 165”). SFAS 165 establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 will be effective for interim or annual financial periods ending after June 15, 2009.
FASB Staff PositionFSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-than-Temporary Impairments
On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2. This new guidance requires that credit-related other-than-temporary impairment (OTTI) on securities not expected to be sold be recognized in earnings and noncredit-related OTTI be recognized in other comprehensive income. These pronouncements are effective for reporting periods ending after June 15, 2009. The Company does not expect the adoption of these pronouncements to have a material effect on its consolidated financial statements.
Modernization of Oil and Gas Reporting
In December 2008, the SEC released the final rule for “Modernization of Oil and Gas Reporting” (the “Modernization Rule”). A significant change as a result of the Modernization Rule relates to the calculation of reserves. The Modernization Rule disclosure requirements will permit reporting of oil and gas reserves using an average price based upon the prior 12-month period rather than year-end prices, and the use of new technologies to determine proved reserves, if those technologies have been demonstrated to result in reliable conclusions about reserves volumes. Companies will also be allowed to disclose probable and possible reserves in SEC filed documents. In addition, companies will be required to report the independence and qualifications of its reserves preparer or auditor and file reports when a third party is relied upon to prepare reserves estimates or conduct a reserves audit. The Modernization disclosure requirements will become effective for the Company’s Form 20-F for the year ended December 31, 2009.
FASB Statement No. 166, Accounting for Transfers of Financial Assets (“SFAS 166”)
In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of Statement No. 140”, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. We are currently evaluating the impact of adoption of SFAS 166 on our consolidated financial position or results of operations.
FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”)
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the impact of adoption of SFAS 167 on our consolidated financial position or results of operations.

F — Recently adopted accounting pronouncements
FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)
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
In February 2008, the FASB issued FSP 157-1. This FSP excludes FASB Statement No. 13, Accounting for Leases, and its related interpretative accounting pronouncements from the provisions of SFAS 157, except for leasing transactions arising from business combinations. FSP 157-1 became effective on January 1, 2008. with no impact on the consolidated financial statements of the Company.
Also in February 2008, the FASB issued FASB Staff Position (FSP) 157-2, “Effective Date of FASB Statement No. 157”, which became effective on January 1, 2008. This FSP delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until January 1, 2009.
In October 2008, the FASB issued FASB Staff Position 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”. FSP 157-3 clarifies the application of SFAS 157, which the Company adopted as of January 1, 2008, in cases where a market is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.
The Company implemented SFAS 157 as from January 1, 2008 with no material impact on the financial statements, other than additional disclosures that were incorporated in Note 22 to these consolidated financial statements.
FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”)
In February 2007, the FASB issued SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 became effective for the Company on January 1, 2008 with no impact on its consolidated financial statements.
21. Reconciliation of net income and shareholders’ equity to US GAAP
The following is a summary of the significant adjustments to net income for the years ended December 31, 2008, 2007 and 2006, and the shareholders’ equity as of December 31, 2008 and 2007, which would be required if US GAAP had been applied instead of Argentina GAAP in the Company’s financial statements.

Reconciliation of net income to US GAAP

	2008	2007	2006

Net income under Argentina GAAP	585	573	1,064

US GAAP adjustments:

Foreign currency translation adjustment (Note 20.A.4)	26	9	7
Amortization of deferred charges (Note 20.A.1)	—	—	7
Debt refinancing costs (Note 20.A.2)	3	2	3
Depreciation of Property Plant & Equipment
Business combination (Note 20.A.8)	(27)	(33)	(14)
Impairment (Note 20.A.9)	(23)	(12)	(19)
Other	(5)	(4)	(4)
Impairment of property plant & equipment (Note 20.A.9.c)	(352)	210	—
Fair value of liabilities (Note 20.A.8.a)	—	—	(1)
Impairment of goodwill (Note 20.A.9.a)	—	—	(43)
Discounted value of assets and liabilities (Note 20.A.5)	(35)	35	2
Effects of the sale of noncurrent assets to related parties (Note 20.A.12)	—	(1,072)	—
Minority interest (Note 20.A.13)	86	193	27
Guarantees (Note 20.A.6)	—	4	—
Inventories (Note 20.A.7)	91	(69)	10
Deferred income taxes (Note 20.A.10)	66	52	71
Other	(10)	(20)	—
US GAAP adjustments applicable to equity in earnings of affiliates Deferred income taxes (Note 20.B.3)	(97)	(14)	(2)
Depreciation of property plant and equipment	(3)	(19)	(13)
Capitalized exchange losses (Note 20.B.1)	1	1	1
Impairment of Property Plant & Equipment (Note 20.A.9.a)	—	—	(27)
Minority interest (Note 20.B.2)	2	(6)	(1)
Reversal of equity in earnings of CIESA and Citelec (i) (Note 20. A.11)	18	(15)	(100)
Sale of companies (Note 8.III)	—	135	—
Debt restructuring (Note 20.B.4)	—	31	11
Other	—	(4)	(7)

Total US GAAP adjustments	(259)	(596)	(92)

Net income (loss) under US GAAP	326	(23)	972

i)
This adjustment reverses the equity in earnings accounted for under Argentina GAAP and complements the effects of other US GAAP adjustments recognized in items listed above with respect to CIESA (2008, 2007 and 2006) and CITELEC (2006). As of December 31, 2008, 2007 and 2006, CIESA presented a deficit in shareholders equity under US GAAP, and therefore it was valued at zero. As of December 31, 2006 CITELEC was valued at 28 under US GAAP, which represents its book value as of the date when it was classified as held for sale. In the year ended December 31, 2007 our interest in CITELEC was sold (see Note 8.III) and as a result, a gain of 135 was recognized in the reconciliation of net income under US GAAP.

Earnings per share

	2008	2007	2006

Basic / Diluted earnings (loss) per share under US GAAP	0.154	(0.011)	0.458

Basic / Diluted earnings per share under Argentine GAAP
Class B	0.276	0.270	0.501
Number of shares -in millions (1)	2,132	2,132	2,132

(1)	Earnings (loss) per share are calculated based on the weighted average number of shares outstanding during the years ended December 31, 2008, 2007 and 2006.

Consolidated statement of comprehensive income and accumulated comprehensive income

	2008	2007	2006

Net income (loss) under US GAAP	326	(23)	972
Foreign currency translation (Note 20.A.4)
Net change during the year	55	18	17
Deferred pension plan obligations (Note 20.A.3)
Decrease (increase), net of tax	4	2	(6)

Total comprehensive income	385	(3)	983

Accumulated Other Comprehensive income (loss):
Amounts not recognized as net periodic pension costs, net of tax (Note 20.A.3)	(26)	(30)	(32)
Foreign currency translation (Note 20.A.4)	83	28	10
Adjustment to initially apply SFAS 158, net of tax	(21)	(21)	(21)

Total Accumulated Other Comprehensive Income (Loss)	36	(23)	(43)

Reconciliation of shareholders’ equity to US GAAP

	2008	2007

Shareholders’ equity under Argentina GAAP	7,052	6,664

US GAAP adjustments:

Debt refinancing costs (Note 20.A.2)	(2)	(5)
Pension plan obligations (Note 20.A.3)	(82)	(90)
Foreign currency translation (Note 20.A.4)	(47)	(53)
Property plant and equipment
Business combination (Note 20.A.8)	247	262
Impairment (Note 20.A.9.c)	(30)	325
Other	(1)	16
Other	(9)	(10)
Goodwill (Note 20.A.8.a and 20.A.9.a)	101	101
Discounted value of assets and liabilities (Note 20.A.5)	50	85
Inventories (Note 20.A.7)	(11)	(101)
Guarantees (Note 20.A.6)	(5)	(5)
Minority interest (Note 20.A.13)	39	(42)
Deferred income taxes (Note 20.A.10)	(1)	(61)
US GAAP adjustments applicable to equity in affiliates
Deferred income taxes (Note 20.B.3)	(140)	(43)
Property plant and equipment (Note 20.A.9.a)	1	(5)
Capitalized exchange losses (Note 20.B.1)	(26)	(29)
Minority interest (Note 20.B.2)	(18)	(20)
Reversal of equity in affiliates of CIESA (i) (Note 20. A. 11)	(90)	(108)
Other	(8)	(7)

Total US GAAP adjustments	(32)	210

Shareholders’ equity under US GAAP	7,020	6,874

i)
This adjustment reverses the equity in earnings accounted for under Argentina GAAP and complements the effects of other US GAAP adjustments recognized in items listed above with respect to CIESA. As of December 31, 2008 and 2007, CIESA presented a deficit in shareholders equity under US GAAP, and therefore it was valued at zero.

Description of changes in shareholders’ equity under US GAAP

	2008	2007	2006

Shareholders’ equity under US GAAP as of beginning of the year	6,874	6,195	5,233

Additional paid-in capital (Note 20.A.12)	—	823	—
Cash dividends	(239)	(141)	—
Other comprehensive income	59	20	11
Net income (loss) under US GAAP	326	(23)	972
Adjustment to initially apply SFAS 158	—	—	(21)

Shareholders’ equity under US GAAP as of the end of the year	7,020	6,874	6,195

US GAAP summarized consolidated data
The consolidated income data and the consolidated cash flows for the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheets as of December 31, 2008 and 2007, presented below have been adjusted to reflect the differences between US GAAP and Argentina GAAP discussed above, giving effect to differences in measurement methods and disclosures as previously discussed.

	Year ended December 31,
	2008	2007	2006

US GAAP consolidated income data

Sales	14,928	12,974	11,303
Less — taxes on sales and services	(543)	(262)	(218)

Net sales	14,385	12,712	11,085
Cost of sales	(10,417)	(9,651)	(7,713)

Gross profit	3,968	3,061	3,372
Administrative and selling expenses	(1,714)	(1,427)	(1,260)
Exploration expenses	(238)	(172)	(117)
Other operating expenses, net	(728)	(785)	(61)

Operating income	1,288	677	1,934
Equity in earnings of affiliates	208	164	151
Financial expenses and holding losses, net	(634)	(439)	(406)

Income before income taxes and minority interest	862	402	1,679
Income tax expense	(407)	(386)	(398)
Minority interest in subsidiaries	(129)	(39)	(309)

Net income (loss) for the year	326	(23)	972

	Year ended December 31,
	2008	2007

US GAAP condensed consolidated balance sheet data

Other receivables	1,651	2,693
Other current assets	4,259	3,395

Current assets	5,910	6,088

Investments	3,262	3,141
Property, plant and equipment	10,692	9,130
Other non-current assets	638	947

Total non-current assets	14,592	13,218

Total assets	20,502	19,306

Short-term debt (a) (b)	1,908	1,452
Other liabilities	3,161	2,551

Total current liabilities	5,069	4,003

Long-term debt	4,419	4,613
Other non-current liabilities	1,768	1,664

Total non-current liabilities	6,187	6,277

Total liabilities	11,256	10,280

Minority interest in subsidiaries	2,226	2,152
Shareholders’ equity	7,020	6,874

	20,502	19,306

a)	The weighted average annual interest rates for outstanding short-term borrowings were 5.22% and 5.84% as of December 31, 2008 and 2007, respectively.

b)	Includes 785 and 78 relating to current portion of long-term debt for the fiscal years ended December 31, 2008 and 2007, respectively.

	Year ended December 31,
	2008	2007	2006

US GAAP condensed consolidated cash flow data

Net cash provided by operations	1,840	1,549	2,551
Net cash used in investing activities	(1,151)	(1,581)	(1,958)
Net cash used in financing activities	(577)	(133)	(15)

(Decrease) Increase in cash	112	(165)	578
Effect of the exchange rate on cash	83	25	—
Cash and cash equivalent at the beginning	971	1,111	533

Cash and cash equivalent at the end under US GAAP	1,166	971	1,111

22.   Additional financial statement disclosures required by US GAAP and the SEC
a) Income taxes
The tax effect of the significant differences between the book value under US GAAP and the tax value of the Company’s assets and liabilities and tax loss carryforwards is as follows:

	2008	2007

Deferred tax assets

Tax loss carryforwards	416	301
Inventories	28	39
Property, plant and equipment	224	211
Reserve for contingencies	112	95
Equity interest in affiliates	83	83
Pension plan obligations	52	51
Other deferred tax assets, not individually significant	146	130

Total gross deferred tax assets	1,061	910
Less-Valuation allowance (2)	(779)	(636)

Total net deferred tax assets	282	274

Deferred tax liabilities

Prepaid expenses	(5)	(6)
Property, plant and equipment	(783)	(827)
Equity interest in affiliates	(349)	(319)
Other deferred tax liabilities, not individually significant	(28)	(24)

Total deferred tax liabilities	(1,165)	(1,176)

Net deferred tax liabilities	(883) (1)	(902)

(1)
The change in 2008 includes 11 related to the acquisition of the interests in Sierra Chata and Parva Negra (Note 5), and 24 and 3 attributable to the foreign exchange revaluation of deferred tax liabilities in foreign affiliates and Pension Plan adjustments, respectively, that were recorded in “Other Comprehensive Income”.

(2)
Management evaluates the recoverability of tax loss carryforwards and the remaining temporary differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis. Management believes that it is more likely than not that the Company will realize the benefits of the above-mentioned deductible differences and tax loss carryforwards, net of the existing valuation allowance as of December 31, 2008.

Net deferred tax liabilities as of December 31, 2008 and 2007 consist of :

	2008	2007

Current deferred income tax assets	61	66
Non-current deferred income tax assets	11	32
Non-current deferred income tax liabilities	(955)	(1,000)

Net deferred tax liabilities	(883)	(902)

The reconciliation of tax provision at the statutory rate to the tax provision for the years ended December 31, 2008, 2007 and 2006, computed in accordance with US GAAP, is as follows:

	2008	2007	2006

Income before income tax and minority interest in subsidiaries	862	402	1,679

Statutory tax rate	35%	35%	35%

Statutory tax rate applied to pre-tax income	302	141	588

Equity in earnings of affiliates	(129)	233	(150)
Impairment, amortization and other decreases of goodwill	—	—	17
Deconsolidation of companies	—	(103)	110
Permanent differences in foreign subsidiaries	4	(67)	29
Other, net	87	(2)	23
Statute of limitation of tax loss carryforwards	—	366	—
Net movement in the valuation allowance	143	(182)	(219)

Tax expense	407	386	398

The Company’s provision for income taxes under US GAAP comprised the following:

	2008	2007	2006

Current

Argentina	88	51	6
Foreign	377	353	290

	465	404	296

Deferred

Argentina	(113)	32	109
Foreign	55	(50)	(7)

	(58)	(18)	102

Total tax expense	407	386	398

As of December 31, 2008, the tax loss carryforwards amounting to 925 may be used until the dates indicated below:

2009	636
2010 and thereafter	289

925

Effect of adopting FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted FIN 48 on January 1, 2007. The adoption did not have a material impact in our consolidated financial statements.
As of January 1, 2008 and 2007 and for the years ended December 31, 2008 and 2007, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months. Furthermore, the Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of financial and operating expenses, respectively, in the consolidated statements of income. As of January 1, 2008 and 2007 and for the years ended December 31, 2008 and 2007, the Company has not accrued interest and penalties related to unrecognized tax benefits.

The Company and its subsidiaries file income tax returns in Argentina and in other foreign jurisdictions. The Argentine tax returns are open to examination by the respective tax authorities for the years beginning in 2002. In addition, tax returns of foreign jurisdictions in which we operate are open to examination for the years beginning in 2004 in Venezuela, Bolivia, Spain and Peru, 2003 in Colombia, Brazil, Austria and Mexico and 2002 in Ecuador.
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
The fair value of publicly traded long-term debt is based on quoted market prices, and for the remaining long-term debt fair value was estimated based on the current rates available to the Company for debt of similar remaining maturities. Fair values of derivative financial instruments represent the estimated amount that would have been required to terminate the contracts. The fair value of performance bonds and other guarantees approximate the notional amount of these instruments.
The estimated fair values of financial instruments are as follows, except for those financial instruments noted above for which the carrying values approximate fair values:

	2008		2007
	Carrying		Carrying
	amount		amount
	under	Fair	under	Fair
	US GAAP	Value	US GAAP	Value

Financial liabilities:
Long-term debt	4,419	3,932	4,613	4,662
c) Fair value disclosures
SFAS 157 requires disclosures that categorize assets and liabilities measured at fair value on a recurring basis into one of three different levels depending on the observability of the inputs applied in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting the Company’s assumptions about pricing by market participants.
The disclosure requirements of SFAS 157 were applied to holdings in mutual funds recognized in accordance with SFAS 115.
The fair value of the Holdings in Mutual Funds was recognized on the basis of exchange quoted prices as the balance sheet date for identical assets in active markets and, therefore, were classified as Level 1.
The fair value hierarchy for the Holdings in Mutual Funds financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2008, was:

	As of December 31, 2008
	Level 1	Level 2	Level 3	Total

Assets
Holdings in Mutual Funds	48	—	—	48

Total assets	48	—	—	48

d) Summarized financial information of unconsolidated affiliates
The following table provides summarized financial information on a 100% basis, for the main affiliates accounted for by the equity method, combined per business unit, under Argentina GAAP.
Each business unit includes the following companies as of December 31, 2008, 2007 and 2006.
- Oil and Gas Exploration and Production: Petrolera Entre Lomas S.A., Inversora Mata S.A., Coroil S.A., Petroritupano S.A. (1), Petrowayú S.A. (1), Petrovenbras S.A. (1), Petrokariña S.A. (1), Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.
- Refining and Distribution: Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A. (2)
- Petrochemical: Petroquímica Cuyo S.A.I.C. (2)
- Gas and Energy: Citelec S.A. (2), Yacylec S.A. (2) and Uruguaí S.A.
(1)	These companies were added in 2006.

(2)	Companies sold in the year ended December 31, 2007 (see Note 8.III)

	2008
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration	Refining and		Transportation
	and Production	Distribution	Petrochemical	of Gas	Electricity
Current Assets	6,185	645	—	—	—
Non Current Assets	8,543	405	—	—	—
Current Liabilities	4,156	517	—	—	—
Non Current Liabilities	4,184	44	—	—	—
Shareholders’ Equity	6,388	489	—	—	—
Sales	6,545	1,238	—	—	—
Gross profit	4,087	186	—	—	—
Net income	1,216	(21)	—	—	—

	2007
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration	Refining and		Transportation
	and Production	Distribution	Petrochemical	of Gas	Electricity
Current Assets	5,988	553	—	—	—
Non Current Assets	7,322	422	—	—	—
Current Liabilities	3,726	416	—	—	—
Non Current Liabilities	4,657	49	—	—	—
Shareholders’ Equity	4,927	510	—	—	—
Sales	4,049	1,485	—	—	—
Gross profit	2,628	411	—	—	—
Net income	899	154	—	—	—

	2006
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration and	Refining and		Transportation
	Production	Distribution	Petrochemical	of Gas	Electricity
Sales	3,308	4,229	470	—	501
Gross profit	1,582	605	80	—	168
Net income	377	272	35	—	34

e) Summarized financial information of proportionally consolidated jointly controlled companies
The following table provides summarized financial information on a proportional basis, for jointly controlled companies, which are proportionally consolidated under Argentina GAAP:

	2008				2007				2006
	CIESA (a)	Distrilec	PVIE	Total	CIESA (a)	Distrilec	PVIE (b)	Total	CIESA (a)	Distrilec	Total

Current Assets	429	298	243	970	343	252	372	967	—	—	—
Non Current Assets	2,187	1,545	1,073	4,805	2,224	1,407	789	4,420	—	—	—
Current Liabilities	721	514	293	1,528	617	383	298	1,298	—	—	—
Non Current Liabilities	1,184	333	342	1,859	1,259	330	297	1,886	—	—	—
Shareholders Equity	199	585	678	1,462	218	560	564	1,342	—	—	—
Minority Interest	512	411	3	926	473	386	2	861	—	—	—

Sales	639	993	965	2,597	602	894	1,101	2,597	632	695	1,327
Gross Profit	263	251	428	942	287	215	573	1,075	312	101	413
Net Income (loss)	(18)	26	241	249	7	51	839	897	71	(37)	34

Cash provided by (used in):
Operating activities	313	133	319	765	304	224	312	840	—	—	—
Investing activities	(96)	(140)	(214)	(450)	(116)	(131)	71	(176)	—	—	—
Financing activities	(103)	(3)	(27)	(133)	(231)	(89)	(375)	(695)	—	—	—

(a)	For US GAAP reporting purposes, CIESA was not proportionally consolidated, as explained in Note 20 A.11)

(b)
Considering that the sale of the 40% equity interest in PVIE was executed in December 2007 (Note 8.III), the consolidated statements of income and cash flows for the year ended December 31, 2007 presented for comparative purposes show the participation in PVIE according to the procedure indicated for the consolidation of subsidiaries.

f) Pension plan
Defined benefit plan:
The information for Petrobras Energía’s defined benefit plans is as follows (see Note 14.b):

	2008	2007	2006

Change in projected benefit obligation
Projected Benefit Obligation at beginning of the year	176	161	99
Service cost	4	3	2
Interest cost	23	21	16
Actuarial (income) loss	(3)	1	15
Benefits paid	(9)	(10)	(7)
Unrecognized prior service cost	—	—	36

Projected benefit obligation at the end of the year (1)	191	176	161

Accumulated benefit obligation at the end of year	190	176	161

Change in plan assets
Fair value of plan assets at beginning of the year	31	35	40
Return on plan assets	3	3	2
Contributions	17	—	—
Benefits paid	(7)	(7)	(7)

Fair value of plan assets at the end of the year (2)	44	31	35

Status of the plans
Unfunded status at year — end	(147)	(145)	(126)

(1)
As of December 31, 2008, 2007 and 2006 the Projected Benefit Obligation is comprised of 135, 124 and 118 corresponding to the Compensatory Fund, and 56, 52 and 43 corresponding to the indemnity plan, respectively.

(2)	Both for December 31, 2008 and 2007, assets contributed correspond to the Compensatory Fund (Note 14.b)

	2008	2007
Amounts recorded in the consolidated balance sheet consisists of:
Total liabilities	(147)	(145)

Cumulative amounts recorded in “Accumulated other comprehensive income” consists of:
Unrecognized prior service cost	36	38
Unrecognized actuarial loss	46	52

Total recored in “Accumulated other comprehensive income” at year — end, before tax	82	90

	2008	2007
Reconciliation of amounts recognized in “Accumulated other comprehensive income”
Amounts recorded before tax at beginning of year	90	93
Change in unrecognized actuarial loss	(6)	1
Amortization of actuarial loss recognized in net periodic benefit cost	(2)	(4)

Amounts recorded before tax at end of year:	82	90

	2008	2007	2006

Components of net periodic pension benefit cost
Service cost	4	3	2
Interest cost	23	21	16
Return on plan assets	(3)	(3)	(2)
Amortization of actuarial gain and losses and unrecognized prior service cost	5	4	2

Net periodic benefit cost	29	25	18

Weighted-average assumptions
Discount rate	4%	4%	4%
Rate of return on plan assets	6%	6%	6%
Rate of compensation increase	2%	2%	2%
The compulsory discount rate of 4% was established by the National Insurance Control Entity (Superintendencia de Seguros de la Nación), which is based on the historical analysis of fixed income investments.
As of the date of the issuance of these financial statements, the Board of Directors did not approve contributions to its Defined Benefit pension plan funds in 2009.
Benefit obligations for the period 2009-2018 are expected to be paid as follows:

2009	14
2010	12
2011	14
2012	15
2013	13
2014-2018	73
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
In 2008, 2007 and 2006, the amounts recorded in other comprehensive income for net actuarial losses and prior service costs are required by FAS 158.

The following table presents the effect of adopting SFAS No. 158 on the Company’s December 31, 2006 consolidated balance sheet:

	Balances prior to
	SFAS No. 158		Balances after to
	Adoption	Adjustments	SFAS No. 158
Intangible assets	40	(40)	—

Accumulated other comprehensive loss	53	40	93

Liabilities	126	—	126

Deferred tax assets	30	14	44
As of December 31, 2008, the amounts expected to be recognized in 2009 as net periodic benefit cost, before the effect of income taxes and minority interests, are as follows:

Pension Benefits

Prior service cost	2

Net actuarial loss	2
g) Business segment consolidated information
The following information shows additional disclosures under Argentina GAAP about the Company’s business segments, as operated by Petrobras Energía and its subsidiaries, and as defined by its management.

	2008
	Oil and Gas
	Exploration and	Refining and			Corporate and
	Production	Distribution	Petrochemical	Gas & Energy	Eliminations	Total

Unaffiliated revenues	2,233	6,684	3,420	2,838	—	15,175
Intersegment revenues	2,507	258	55	155	(2,975)	—

Total revenues	4,740	6,942	3,475	2,993	(2,975)	15,175

Depreciation, depletion and amortization	(798)	(89)	(108)	(241)	(24)	(1,260)

Equity in earnings of unconsolidated affiliates	311	(6)	—	—	—	305

Interest expense	(53)	(26)	(21)	(103)	(336)	(539)

Interest revenue	6	—	5	31	69	111

Dividends received from unconsolidated affiliates	150	—	—	—	—	150

Additions to property, plant and equipment	2,098	140	175	519	18	2,950

Identifiable assets	7,194	2,926	2,257	5,961	1,598	19,936

Investments in and advances to unconsolidated affiliates	2,991	140	—	24	—	3,155

Total assets	10,185	3,066	2,257	5,985	1,598	23,091

	2007
	Oil and Gas
	Exploration and	Refining and			Corporate and
	Production	Distribution	Petrochemical	Gas & Energy	Eliminations	Total

Unaffiliated revenues	2,381	5,535	3,018	2,524	—	13,458
Intersegment revenues	2,243	291	45	147	(2,726)	—

Total revenues	4,624	5,826	3,063	2,671	(2,726)	13,458

Depreciation, depletion and amortization	(782)	(56)	(100)	(253)	(26)	(1,217)

Equity in earnings of unconsolidated affiliates	80	75	21	—	—	176

Interest expense	(134)	(4)	(20)	(151)	(278)	(587)

Interest revenue	33	—	9	27	27	96

Dividends received from unconsolidated affiliates	179	79	6	—	—	264

Additions to property, plant and equipment	847	250	279	300	17	1,693

Identifiable assets	5,568	2,791	2,059	5,290	2,693	18,401

Investments in and advances to unconsolidated affiliates	2,786	146	—	24	—	2,956

Total assets	8,354	2,937	2,059	5,314	2,693	21,357

	2006
	Oil and Gas
	Exploration and	Refining and			Corporate and
	Production	Distribution	Petrochemical	Gas & Energy	Eliminations	Total

Unaffiliated revenues	2,653	4,262	2,447	2,383	—	11,745
Intersegment revenues	2,128	269	43	115	(2,555)	—

Total revenues	4,781	4,531	2,490	2,498	(2,555)	11,745

Depreciation, depletion and amortization	(720)	(62)	(80)	(232)	(27)	(1,121)

Equity in earnings of unconsolidated affiliates	89	114	15	1	—	219

Interest expense	(221)	(4)	(25)	(153)	(208)	(611)

Interest revenue	35	—	5	33	35	108

Dividends received from unconsolidated affiliates	35	76	5	—	—	116
h) Exploratory well costs
The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:
Aging of capitalized exploratory well costs

	2008		2007		2006
	Amount	Wells	Amount	Wells	Amount	Wells
Drilling not finished or capitalized for less than one year	178	22	94	20	91	24
Capitalized for more than one year	125	16	30	1	15	2

Total	303	38	124	21	106	26

Capitalized exploratory well costs as of December 31, 2008 for more than one year correspond to 15 wells located in the Austral Basin (Argentina), and 1 in Peru in which progress is being made on contractual arrangements that will permit future development and costs are being incurred to assess the reserves and their potential development.
23. Oil and Gas Supplementary Disclosures (Unaudited)
The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by Statement of Financial Accounting Standards No 69 “Disclosures about Oil and Gas Producing Activities” and includes the Company and its subsidiaries oil and gas production activities as well as the equity shares in its affiliates valued by the equity method. The Company has oil and gas properties in Argentina and other countries in Latin America.

Amounts are stated in millions of pesos as mentioned in Note 2.c. to the financial statements.
Capitalized costs
The following table presents the capitalized costs as of December 31, 2008 and 2007, for proved and unproved oil and gas properties, and the related accumulated depreciation and allowances, which reduce the value of assets.

	2008		2007
	Argentina		Argentina
	GAAP	US GAAP	GAAP	US GAAP
	(in millions of constant pesos - note 2.c.)

Consolidated companies:

Proved properties:
Equipment, camps and other facilities	4,436	4,326	3,180	3,070
Mining properties and wells	8,024	7,172	7,456	6,434
Unproved properties	307	307	92	92

Total capitalized costs	12,767	11,805	10,728	9,596

Accumulated depreciation and allowances which reduce the value of assets	(7,000)	(6,078)	(6,470)	(5,006)

Subtotal of consolidated companies	5,767	5,727	4,258	4,590

Company’s share in capitalized costs by unconsolidated affiliates	2,304	2,328	2,275	2,290

Total net capitalized costs	8,071	8,055	6,533	6,880

Costs incurred
The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2008, 2007 and 2006. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	2008			2007
	Argentina and US GAAP			Argentina and US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total

Consolidated companies:

Acquisition of properties:

- Proved	735	—	735	—	—	—

- Unproved	3	—	3	—	—	—

Exploration costs	345	96	441	127	49	176

Development costs	859	334	1,193	820	614	1,434

Subtotal costs incurred by consolidated companies	1,942	430	2,372	947	663	1,610

Company’s share in costs incurred by unconsolidated affiliates	41	208	249	17	205	222

Total costs incurred	1,983	638	2,621	964	868	1,832

	2006
	Argentina and US GAAP
		Rest of
		Latin-
	Argentina	America	Total

Consolidated companies:

Acquisition of properties:

- Proved	—	—	—

- Unproved	—	—	—

Exploration costs	130	60	190

Development costs	665	589	1,254

Subtotal costs incurred by consolidated companies	795	649	1,444

Company’s share in costs incurred by unconsolidated affiliates	9	55	64

Total costs incurred	804	704	1,508

Results of operations
The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas-producing activities for the years ended December 31, 2008, 2007 and 2006. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate, nor the effect of the minority interest in Petrobras Energía and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

	2008
	Argentine GAAP			US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total
	(in millions of constant pesos - note 2.c)

Results of operations of consolidated companies:

Net sales:

- to third parties	11	2,222	2,233	11	2,222	2,233

- transfers to other operations	2,507	—	2,507	2,507	—	2,507

Total net sales	2,518	2,222	4,740	2,518	2,222	4,740

Production costs:

- Operating costs	(978)	(161)	(1,139)	(978)	(161)	(1,139)

- Royalties and other	(128)	(882)	(1,010)	(138)	(882)	(1,020)

Total production costs	(1,106)	(1,043)	(2,149)	(1,116)	(1,043)	(2,159)

Exploration costs	(179)	(59)	(238)	(179)	(59)	(238)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(574)	(102)	(676)	(725)	(346)	(1,071)

Results of operations before income tax	659	1,018	1,677	498	774	1,272

Income tax	(230)	(423)	(653)	(225)	(419)	(644)

Results of operations — consolidated companies	429	595	1,024	273	355	628

Company’s share in results of operations by unconsolidated affiliates	25	128	153	23	33	56

Total Results of oil and gas operations	454	723	1,177	296	388	684

	2007
	Argentina GAAP			US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total
	(in millions of constant pesos - note 2.c)

Results of operations of consolidated companies:

Net sales:

- to third parties	260	2,121	2,381	260	2,121	2,381

- transfers to other operations	2,243	—	2,243	2,243	—	2,243

Total net sales	2,503	2,121	4,624	2,503	2,121	4,624

Production costs:

- Operating costs	(569)	(192)	(761)	(569)	(192)	(761)

- Royalties and other	(469)	(910)	(1,379)	(469)	(910)	(1,379)

Total production costs	(1,038)	(1,102)	(2,140)	(1,038)	(1,102)	(2,140)

Exploration costs	(121)	(51)	(172)	(121)	(51)	(172)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(576)	(965)	(1,541)	(606)	(753)	(1,359)

Results of operations before income tax	768	3	771	738	215	953

Income tax	(269)	(249)	(518)	(256)	(255)	(511)

Results of operations — consolidated companies	499	(246)	253	482	(40)	442

Company’s share in results of operations by unconsolidated affiliates	30	29	59	25	29	54

Total Results of oil and gas operations	529	(217)	312	507	(11)	496

	2006
	Argentina GAAP			US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total
	(in millions of constant pesos - note 2.c)

Results of operations of consolidated companies:

Net sales:

- to third parties	566	2,087	2,653	566	2,087	2,653

- transfers to other operations	2,128	—	2,128	2,128	—	2,128

Total net sales	2,694	2,087	4,781	2,694	2,087	4,781

Production costs:

- Operating costs	(484)	(218)	(702)	(484)	(218)	(702)

- Royalties and other	(359)	(684)	(1,043)	(359)	(684)	(1,043)

Total production costs	(843)	(902)	(1,745)	(843)	(902)	(1,745)

Exploration costs	(68)	(49)	(117)	(68)	(49)	(117)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(485)	(225)	(710)	(523)	(223)	(746)

Results of operations before income tax	1,298	911	2,209	1,260	913	2,173

Income tax	(454)	(308)	(762)	(441)	(309)	(750)

Results of operations — consolidated companies	844	603	1,447	819	604	1,423

Company’s share in results of operations by unconsolidated affiliates	33	40	73	27	40	67

Total Results of oil and gas operations	877	643	1,520	846	644	1,490

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
The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2008 and 2007 was audited by DeGolyer and MacNaughton. The technical revision covered approximately 70% and 71% respectively, of the Company’s estimated reserves. DeGolyer and MacNaughton have concluded that the audited proved oil and natural gas reserve volumes are reasonable. We resolved all questions that arose during the course of the audit process to the auditor’s satisfaction
As of December 31, 2006, the Company’s reserves estimation were audited by Gaffney, Cline & Associates Inc. The technical revision covered approximately 93% of the Company’s estimated reserves.
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

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2008, 2007 and 2006:

	CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS
	IN THOUSANDS OF BARRELS					NATURAL GAS IN MILLION OF CUBIC FEET
	CONSOLIDATED COMPANIES		UNCONSOLIDATED COMPANIES			CONSOLIDATED COMPANIES		UNCONSOLIDATED COMPANIES
Proved reserves		REST OF		REST OF			REST OF		REST OF
(developed and		LATIN -		LATIN -			LATIN -		LATIN -
undeveloped)	ARGENTINA	AMERICA	ARGENTINA	AMERICA	TOTAL	ARGENTINA	AMERICA	ARGENTINA	AMERICA	TOTAL

Reserves as of December 31,2005*	138,180	386,346	5,653	8,251	538,430	937,943	379,809	12,920	—	1,330,672

Increase (Decrease) originated in:

Revisions of previous estimates	(2,522)	(257,027)	(114)	70,303	(189,360)	26,198	(175,162)	(934)	79,120	(70,778)

Improved recovery	(426)	4,705	464	—	4,743	156	6,830	568	—	7,554

Extensions and discoveries	5,510	6,900	—	—	12,410	63,595	—	—	—	63,595

Sale of proved reserves in place	(4,541)	—	—	—	(4,541)	—	—	—	—	—

Year’s production	(19,124)	(13,391)	(671)	(4,560)	(37,746)	(90,133)	(18,155)	(1,128)	(1,802)	(111,218)

Reserves as of December 31,2006*	117,077	127,533	5,332	73,994	323,936	937,759	193,322	11,426	77,318	1,219,825

Increase (Decrease) originated in:

Revisions of previous estimates	(8,524)	18,198	(242)	(8,818)	614	(4,104)	86,034	(1,244)	(6,130)	74,556

Improved recovery	—	8,864	—	—	8,864	—	2,027	—	—	2,027

Extensions and discoveries	2,716	299	397	—	3,412	167,962	—	364	—	168,326

Sale of proved reserves in place	(1,231)	(39,330)	—	(109)	(40,670)	—	(41,245)	—	(350)	(41,595)

Year’s production	(16,353)	(9,118)	(693)	(5,090)	(31,254)	(94,631)	(16,406)	(827)	(4,212)	(116,076)

Reserves as of December 31,2007 (*)	93,685	106,446	4,794	59,977	264,902	1,006,986	223,732	9,719	66,626	1,307,063

Increase (Decrease) originated in:

Revisions of previous estimates	3,048	(15,704)	197	(6,335)	(18,794)	(78,921)	(15,906)	(514)	11,508	(83,833)

Extensions and discoveries	1,505	—	—	—	1,505	39,195	—	—	—	39,195

Purchase of proved reserves in place	12,296	—	—	—	12,296	123,125	—	—	—	123,125

Sale of proved reserves in place	—	(10,677)	—	—	(10,677)	—	—	—	—	—

Year’s production	(15,027)	(7,384)	(717)	(4,603)	(27,731)	(96,673)	(16,073)	(863)	(2,867)	(116,476)

Reserves as of December 31,2008 (*)	95,507	72,681	4,274	49,039	221,501	993,712	191,753	8,342	75,267	1,269,074

(*) Includes proved developed reserves:

As of December 31, 2005	93,980	174,227	4,113	2,000	274,320	447,161	203,255	10,217	—	660,633
As of December 31, 2006	77,826	66,033	4,019	36,702	184,580	488,585	136,771	9,095	43,113	677,564
As of December 31, 2007	68,326	46,098	3,601	33,432	151,457	499,270	144,566	7,870	43,976	695,682
As of December 31, 2008	72,054	36,223	3,579	27,497	139,353	531,807	115,145	7,579	47,034	701,565
The amounts of proved reserves disclosed herein as of December 31, 2008 include 53,563 thousand of barrels of crude oil condensate and natural gas liquids and 306,887 million of cubic feet of natural gas corresponding to the minority interest in Petrobras Energía which include 33,698 thousand of barrels of crude oil condensate and natural gas liquids and 169,652 million of cubic feet of natural gas correspond to the minority interest in Petrobras Energía of proved developed reserves.
The reserve volumes in Bolivia for years ended in 2008 and 2007, and 2006 were calculated using the economic method, according to the terms of the new operating agreements signed in October 2006.
The estimated reserves were subjected to economic evaluation to determine their economic limits. Such estimated reserves in Argentina and Peru for years ended in 2008, 2007 and 2006 are stated prior to the payment of any royalties as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, the reserves are stated after such percentage.
In Venezuela, as of December 31, 2008 and 2007 and 2006, estimated reserves were calculated on the basis of the contractual structure in force, and are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company.
Standardized measure of discounted future net cash flows
The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by Statement of Financial Accounting Standards No. 69, such future net cash flows were estimated using each year-end prices and costs held constant for the life of the reserves and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.

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

	2008			2007			2006
		Rest of			Rest of			Rest of
		Latin-			Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total	Argentina	America	Total
	(in millions of pesos - note 2.c.)

Consolidated companies:
Future cash flows	21,210	9,495	30,705	18,655	21,327	39,982	17,264	20,460	37,724

Future production costs	(7,928)	(3,631)	(11,559)	(6,550)	(8,387)	(14,937)	(6,381)	(6,954)	(13,335)

Future development and abandonment costs	(3,482)	(1,774)	(5,256)	(2,199)	(2,024)	(4,223)	(2,383)	(2,230)	(4,613)

Future income tax	(2,699)	(1,191)	(3,890)	(2,875)	(3,541)	(6,416)	(2,310)	(3,644)	(5,954)

Undiscounted future net cash flows	7,101	2,899	10,000	7,031	7,375	14,406	6,190	7,632	13,822

10% annual discount	(2,381)	(1,524)	(3,905)	(2,344)	(3,643)	(5,987)	(2,040)	(3,497)	(5,537)

Subtotal of consolidated companies	4,720	1,375	6,095	4,687	3,732	8,419	4,150	4,135	8,285

Company’s share in standardized measure by unconsolidated affiliates	198	827	1,025	217	2,492	2,709	194	1,450	1,644

Standardized measure of discounted future net cash flows	4,918	2,202	7,120	4,904	6,224	11,128	4,344	5,585	9,929

The amounts of the standardized measure of discounted future net cash flows herein for the year ended December 31, 2007 include 1,722 that correspond to the minority interest in Petrobras Energía.
Changes in the standardized measure of discounted future net cash flows
The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2008, 2007 and 2006:

	CONSOLIDATED AND UNCONSOLIDATED COMPANIES
	2008			2007			2006
		Rest of			Rest of			Rest of
		Latin-			Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total	Argentina	America	Total
	(in millions of pesos - note 2.c.)
Standardized measure at beginning of year	4,904	6,224	11,128	4,344	5,585	9,929	7,522	9,900	17,422

Changes related to oil & gas activities:

Hydrocarbons sales net of production costs	(1,475)	(1,729)	(3,204)	(1,526)	(1,500)	(3,026)	(1,916)	(1,563)	(3,479)

Net change in sales prices, net of future production costs	(456)	(6,199)	(6,655)	1,076	2,655	3,731	(4,114)	(488)	(4,602)

Changes in future development costs	(1,446)	(614)	(2,060)	(555)	(937)	(1,492)	(756)	(334)	(1,090)

Extensions, discoveries and improved recovery, net of future production and associated costs	238	—	238	728	12	740	326	505	831

Development costs incurred	900	542	1,442	837	819	1,656	674	644	1,318

Revisions of quantity estimates	(64)	(124)	(188)	(301)	2,365	2,064	(155)	(750)	(905)

Purchase of reserves in place	984	—	984	—	—	—	—	—	—

Sale of reserves in place	—	(292)	(292)	(51)	(2,790)	(2,841)	(323)	—	(323)

Net change in income taxes	281	3,206	3,487	(307)	(636)	(943)	2,000	3,132	5,132

Accretion of discount	768	1,111	1,879	626	902	1,528	1,138	1,636	2,774

Changes in production rates	(145)	(262)	(407)	8	(82)	(74)	100	178	278

Effect of the ending of old contracts and the signing of the new ones before tax (Bolivia and Venezuela)	—	—	—	—	—	—	—	(7,084)	(7,084)
Other changes	429	339	768	25	(169)	(144)	(152)	(191)	(343)

Standardized measure at end of year	4,918	2,202	7,120	4,904	6,224	11,128	4,344	5,585	9,929

The amounts of the standardized measure of discounted future net cash flows herein for the year ended December 31, 2008 include 1,722 that correspond to the minority interest in Petrobras Energía.
24. Subsequent events
a) Sale of 60% interest in PVIE
In April 2009, Petrobras Energía sold its 60% remaining equity interest in PVIE to PIB BV, for a total consideration of US$619.4 million. As a result of this transaction, Petrobras Energía recognized an income before income tax of approximately P$1.6 billion for Argentina GAAP purposes.
For US GAAP purposes, the above-mentioned transaction qualifies as a capital transaction, and, as a result, the difference between total consideration received and the book value of assets sold will be recorded directly in shareholder’s equity, as additional paid in capital.
b) Nonconvertible bonds payment
On May 1, 2009, Petrobras Energía paid at maturity the nonconvertible bonds Class H, issued under the global program of US$ 2.5 billion, for a nominal value of US$ 181.5 million.
c) CIESA’s indebtedness (See Note 9.IV)
On January 9, 2009 Ashmore Energy International Limited (now AEI) -the only self declared holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997- announced its decision to terminate the Restructuring Agreement, to which AEC, Ciesa and others were a party.
On January 28, 2009, CIESA brought an action before the Supreme Court of the State of New York, County of New York, USA (the “New York Court”), seeking a declaratory judgment that any claim brought by AEI against CIESA in connection with the Corporate Bonds was time-barred, due to the fact that the statute of limitations pertaining to any such claim had expired.
On April 2, 2009, CIESA filed an amended complaint including new causes of action of CIESA against AEI. In the amended complaint filed in the New York Court, CIESA seeks (i) a declaration that all claims under the Corporate Bonds are time-barred because the six-year New York statute of limitation period to seek recovery thereunder has expired, (ii) on a subsidiary basis to the first claim, that CIESA be paid damages in an amount not to exceed US$300 million for breach of the Restructuring Agreement, (iii) on a subsidiary basis to the first and second claims, that the strict performance of the Restructuring Agreement be ordered, and (iv) that AEI be ordered to refrain from filing any claim against CIESA under the Corporate Bonds.

On April 21, 2009, AEI filed a motion before the New York Court to dismiss CIESA’s amended complaint, or in the alternative, for a stay of the action. AEI argued in its motion that the complaint by CIESA should be dismissed on comity grounds, for failure to state a claim, or in the alternative, in favor of pending proceedings in Argentina.
On May 4, 2009, CIESA filed its reply to the motion to dismiss the complaint rebutting the arguments of AEI and requesting of the New York Court that CIESA’s complaint be sustained. On May 14, 2009, CIESA and AEI appeared in the New York Court for oral argument regarding AEI’s motion to dismiss. As of the date of these financial statements, the New York Court has not rendered a decision on the motion to dismiss.
Separately, on April 6, 2009, CIESA was given notice of a petition in bankruptcy filed in Argentine bankruptcy court by AEI in relation to the recovery of part of the Corporate Bonds for a total nominal value of US$127 million. On April 16, 2009 CIESA answered the notice to the petition in bankruptcy and objected to it on the following grounds, among others: (i) failure to meet the admissibility requirements for a petition in bankruptcy considering that there is no enforceable claim because the claims under the Corporate Bonds are time-barred under the New York law governing them, (ii) CIESA is not in a state of insolvency, and (iii) abusive and improper use by AEI of the petition in bankruptcy to get out of the statute of limitations action previously brought in the courts of competent jurisdiction in the State of New York, and unlawfully seek the individual recovery of an alleged claim by means of proceedings designed for a very different purpose.

d) March 27, 2009 Shareholders’ meeting of Petrobras Energía
The Petrobras Energía General Regular and Special Shareholders’ Meeting held on March 27, 2009 adopted, among other things, the following resolutions:
1) The establishment of an optional reserve known as the “Reserve for Future Dividends” in an aggregate amount of P$380 million and delegated to the Board of Directors the ability to determine the dividend distribution date and amount during the period between the admission of Petrobras Energía Participaciones S.A.’s shareholders as shareholders of Petrobras Energía S.A. and the date of the next Regular Shareholders’ Meeting to be held in connection with fiscal year ending December 31, 2009, taking into account the course of operations, operating results, investment programs, financial position and funds availability, among other factors deemed relevant to the development of the Company’s business.
2) The change of Petrobras Energía S.A.’s corporate name to Petrobras Argentina S.A. With regards to the above-mentioned, as of the date of these financial statements, Petrobras Energía is handling all formalities required for registration of the corporate name change before the relevant controlling bodies.
e) Suspension of dividend distribution at Edesur (subsidiary of Distrilec)
On June 1, 2009, Edesur received a notice from ENRE demanding the suspension of the dividend distribution in the amount of P$65 million that had previously been approved at the Shareholders’ Meeting held on March 16, 2009, on the grounds of non-compliance with the formal request for dividend distribution according to the MOA
The Board of Directors of Edesur resolved, on grounds of prudence and without any acknowledgment of rights or facts, to abide by the terms of the notice sent by ENRE and requested that ENRE reconsider its demand.
25. Other consolidated information
The following tables present additional consolidated financial statements disclosures required under Argentine GAAP.
a)	Property, plant and equipment.

b)	Equity in affiliates.

c)	Cost of sales.

d)	Foreign currency assets and liabilities.

e)	Detail of expenses.

f)	Information about ownership in subsidiaries and affiliates.

g)	Oil and gas areas and participation in joint-ventures.

h)	Combined joint-ventures and consortium assets and liabilities and statements of income.

a)	Property, plant and equipment as of December 31, 2008, 2007 and 2006
(Stated in millions of Argentine Pesos)

	2008
	Oil and Gas
	Exploration	Refining		Gas
	and	and		and	Corporate and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Net book value at the beginning of the year	4,258	1,317	1,009	3,897	128	10,609

Translation effect	88	—	48	—	—	136

Net increase	2,098	140	175	519	18	2,950

Reversal of the allowance for impairment of assets in Argentina (Note 16.d)	121	—	—	—	—	121

Depreciation (Note 25.e)	(798)	(89)	(108)	(241)	(24)	(1,260)

Net book value at the end of the year	5,767	1,368	1,124	4,175	122	12,556

	2007
	Oil and Gas
	Exploration	Refining		Gas
	and	and		and	Corporate and
	Production	Distribution	Petrochemical	Energy	Eliminations	Total

Net book value at the beginning of the year	4,907	1,123	821	3,850	137	10,838

Translation effect	45	—	9	—	—	54

Net increase	847	250	279	300	17	1,693

Impairment of assets in Ecuador (Note 5)	(759)	—	—	—	—	(759)

Depreciation (Note 25.e)	(782)	(56)	(100)	(253)	(26)	(1,217)

Net book value at the end of the year	4,258	1,317	1,009	3,897	128	10,609

	2006
	Oil and Gas
	Exploration	Refining		Gas
	and	and		and	Corporate and
	Production	Distribution	Petrochemical	Energy	Eliminations	Total

Net book value at the beginning of the year	6,913	947	702	3,932	163	12,657

Translation effect	47	—	5	—	—	52

Net increase	1,327	238	194	150	1	1,910

Migration of operations in Venezuela (Note 5)	(2,660)	—	—	—	—	(2,660)

Depreciation (Note 25.e)	(720)	(62)	(80)	(232)	(27)	(1,121)

Net book value at the end of the year	4,907	1,123	821	3,850	137	10,838

b)	Equity in affiliates as of December 31, 2008 and 2007
(Stated in millions of Argentine Pesos)

	2008				2007
	Description of securities
	Face			Book	Book
Name and issuer	Value	Amount	Cost	value	value

Coroil S.A.	Bs 1,000	490	48	41	38
Inversora Mata S.A.	Bs 1,000	490	61	107	90
Oleoducto de Crudos Pesados Ltd.	US$0.01	31,500	98	96	95
Oleoductos del Valle S.A.	$10	2,542,716	61	63	62
Petrolera Entre Lomas S.A.	$1	96,050	2	81	66
Refinería del Norte S.A.	$10	2,610,809	63	140	146
Petroritupano S.A.	Bs 1,000	483,263	1,109	1,252	1,128
Petroven-Bras S.A.	Bs 1,000	97,163	129	145	130
Petrowayú S.A.	Bs 1,000	382,202	957	1,069	950
Petrokariña S.A.	Bs 1,000	153,869	456	552	466
Cost related with CIESA’s debt reestructuring (Note 8.I)	—	—	—	110	110
TGS S.A. goodwill in CIESA S.A.	—	—	—	23	23
Other			—	3	2

			2,984	3,682	3,306

US$	Millions of United States Dollars

BS	Millions of Bolívares

c)	Cost of sales for the years ended December 31, 2008, 2007 and 2006
(Stated in millions of Argentine Pesos)

	2008
	Oil and Gas
	Exploration			Gas
	and	Refining and		and	Corporate and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Inventories at the beginning of the year	98	683	422	61	(168)	1,096

Translation effect	5	—	14	—	—	19

Costs (Note 25.e)	2,433	237	314	665	—	3,649

Holding (losses) gains	—	(49)	(86)	6	18	(111)

Purchases, consumptions and other	94	6,660	2,719	1,532	(3,027)	7,978

Inventories at the end of the year	(152)	(882)	(621)	(156)	180	(1,631)

Cost of sales	2,478	6,649	2,762	2,108	(2,997)	11,000

	2007
	Oil and Gas
	Exploration			Gas
	and	Refining and		and	Corporate and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Inventories at the beginning of the year	159	524	318	47	(124)	924

Translation effect	2	—	2	—	—	4

Costs (Note 25.e)	2,338	181	269	554	—	3,342

Holding gains (losses)	8	29	84	(2)	(33)	86

Purchases, consumptions and other	73	5,693	2,425	1,387	(2,727)	6,851

Inventories at the end of the year	(98)	(683)	(422)	(61)	168	(1,096)

Cost of sales	2,482	5,744	2,676	1,925	(2,716)	10,111

	2006
	Oil and Gas				Corporate,
	Exploration				Other Discontinued
	and				Investments and
	Production	Refining	Petrochemical	Electricity	Eliminations	Total

Inventories at the beginning of the year	165	527	263	52	(146)	861

Translation effect	2	1	—	—	—	3

Costs (Note 25.e)	2,003	181	229	471	—	2,884

Holding gains (losses)	(1)	17	18	(2)	(7)	25

Purchases, consumptions and other	84	4,490	1,876	1,318	(2,555)	5,213

Inventories at the end of the year	(159)	(524)	(318)	(47)	124	(924)

Cost of sales	2,094	4,692	2,068	1,792	(2,584)	8,062

d)	Foreign currency assets and liabilities as of December 31, 2008 and 2007
(Stated in millions of Argentine Pesos)

	Foreign currency and		Exchange	Book value in
	amount		rate	local currency

CURRENT ASSETS
Cash	US$	119	3.4500	410
	Rs	10	1.4763	15
	BS	6	1.6040	10

				435

Investments	US$	228	3.4500	785
	Rs	52	1.4763	77

				862

Trade receivables	US$	160	3.4500	552
	Rs	75	1.4763	111

				663

Other receivables	US$	70	3.4500	243
	EU	1	4.8697	4
	Rs	15	1.4763	22

				269

TOTAL 2008				2,229

TOTAL 2007				3,519

NON-CURRENT ASSETS

Trade receivables	US$	12	3.4500	40

Other receivables	US$	12	3.4500	40
	Rs	22	1.4763	33

				73

Investments	US$	41	3.4500	142

TOTAL 2008				255

TOTAL 2007				254

TOTAL ASSETS
2008				2,484

2007				3,773

	Foreign currency and		Exchange	Book value in
	amount		rate	local currency

CURRENT LIABILITIES
Accounts payable	US$	168	3.4500	580
	Rs	10	1.4763	15
	BS	3	1.6040	5
	Sol	3	1.0982	3
	EU	2	4.8697	9

				612

Short-term debt	US$	642	3.4500	2,216
	Rs	112	1.4763	165

				2,381

Payroll and social	Sol	3	1.0982	3
security taxes	Rs	7	1.4763	10
	U$S	6	3.4500	19

				32

Taxes payable	US$	43	3.4500	150
	Rs	39	1.4763	57

				207

Other liabilities	Rs	4	1.4763	6
	US$	70	3.4500	241

				247

TOTAL 2008				3,479

TOTAL 2007				3,229

NON-CURRENT LIABILITIES

Accounts payable	US$	39	3.4500	133

Long-term debt	US$	1,470	3.4500	5,072

Taxes payable	Sol	196	1.0982	215
	Rs	17	1.4763	25

				240

Other liabilities	US$	55	3.4500	189

				189

TOTAL 2008				5,634

TOTAL 2007				5,898

TOTAL LIABILITIES
2008				9,113

2007				9,127

(Stated in millions of Argentine Pesos)

US$	Millions of United States Dollars

BS	Millions of Bolívares

Rs	Millions of Reales

Sol	Millions of Peruvian Soles

EU	Millions of Euros

e)	Detail of expenses for the years ended December 31, 2008, 2007 and 2006
(Stated in millions of Argentine Pesos)

	2006	2007	2008
					Administrative
					and selling	Exploration
Accounts	Total	Total	Total	Costs	expenses	expenses

Salaries and wages	627	719	892	390	502	—
Other benefits to personnel	166	182	164	52	112	—
Taxes, charges and contributions	209	259	328	22	306	—
Fees and professional advisory	110	113	150	35	115	—
Depreciation of property, plant and equipment (Note 25.a)	1,121	1,217	1,260	1,151	109	—
Amortization of other assets	8	8	6	—	6	—
Oil and gas royalties	716	920	902	902	—	—
Spares and repairs	158	161	276	247	29	—
Geological and geophysical expenses	32	103	188	—	—	188
Abandoned and non-productive well write-downs	78	45	42	—	—	42
Transportation and freights	338	393	446	98	348	—
Construction contracts and other services	520	604	793	576	217	—
Fuel, gas, energy and other	71	93	77	65	12	—
Other operating costs and consumptions	228	261	229	141	80	8
Expense reimbursements	(98)	(99)	(108)	(30)	(78)	—

Total 2008			5,645	3,649	1,758	238

Total 2007		4,979		3,342	1,465	172

Total 2006	4,284			2,884	1,283	117

f)	Information about ownership in subsidiaries and affiliates as of December 31, 2008

	% OF OWNERSHIP AND VOTES
Subsidiaries	DIRECT	INDIRECT	BUSINESS SEGMENT

Corod Producción S.A. (Venezuela)	—	75.82	Oil and Gas Exploration and Production
EcuadorTLC S.A. (Ecuador)	—	75.82	Oil and Gas Exploration and Production
Enecor S.A.	—	53.07	Gas and Energy
EG3 Asfaltos S.A.	—	75.82	Refining and Distribution
EG3 Red S.A.	—	75.82	Refining and Distribution
Innova S.A. (Brasil)	—	75.82	Petrochemicals
Petrobras Energía de México S.A. de C.V. (México)	—	75.82	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	—	75.82	Corporate
Petrobras Holding Austria AG (Austria)	—	75.82	Corporate
Petrobras Energía S.A.	75.82	—	Corporate
Petrobras Energía Internacional S.A.	—	75.82	Corporate
Petrobras Energía Operaciones Ecuador S.A. (Ecuador)	—	75.82	Oil and Gas Exploration and Production
Petrobras Electricidad de Argentina S.A.	—	75.82	Gas and Energy
Petrobras Financial Services Austria GMBH (Austria)	—	75.82	Corporate
Petrobras Hispano Argentina S.A. (España)	—	75.82	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	—	75.82	Corporate
Petrobras Energía Ecuador (Gran Cayman)	—	75.82	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	—	75.82	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	—	48.94	Gas and Energy
World Energy Business S.A.	—	75.82	Gas and Energy
Electricidade Com S.A. (Brasil)	—	75.82	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	—	75.82	Oil and Gas Exploration and Production
World Fund Financial Services (Gran Cayman)	—	75.82	Corporate
Burlington Resources Argentina Holdings Limited (Islas Bermudas)	—	75.82	Corporate
Atalaya Energy S.R.L.	—	75.82	Oil and Gas Exploration and Production
Canadian Hunter Argentina S.R.L.	—	75.82	Oil and Gas Exploration and Production

Affiliates under joint control

Cía. de Inversiones de Energía S.A.	—	37.91	Gas and Energy
Distrilec Inversora S.A.	—	36.77	Gas and Energy
Edesur S.A.	—	20.72	Gas and Energy
Transportadora de Gas del Sur S.A.	—	20.96	Gas and Energy
Petrobras de Valores Internacional de España S.L. (España)	—	45.49	Corporate
Petrobras Energía Perú S.A. (Perú)	—	45.55	Oil and Gas Exploration and Production
Petrobras Energía Venezuela S.A. (Venezuela)	—	45.49	Oil and Gas Exploration and Production

Main affiliates in which significant influence is exercised

Coroil S.A. (Venezuela)	—	28.36	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	—	8.66	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	—	8.66	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	—	37.15	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	—	17.51	Oil and Gas Exploration and Production
Propyme S.G.R	—	37.91	Corporate
Petrolera Entre Lomas S.A.	—	14.56	Oil and Gas Exploration and Production
Refinería del Norte S.A.	—	21.61	Refining and Distribution
Urugua-í S.A.	—	22.24	Gas and Energy
Petroven-Bras S.A.	—	25.20	Oil and Gas Exploration and Production
Petrokariña S.A.	—	26.15	Oil and Gas Exploration and Production
Petrowayú S.A.	—	27.30	Oil and Gas Exploration and Production
Petroritupano S.A.	—	16.68	Oil and Gas Exploration and Production

Other subsidiaries

Ternoeléctrica José de San Martín S.A.	—	7.58	Gas and Energy
Ternoeléctrica Manuel Belgrano S.A.	—	7.58	Gas and Energy

g)	Oil and gas areas and participation in joint-ventures as of December 31, 2008

		WORKING		DURATION
NAME	LOCATION	INTEREST	OPERATOR	THROUGH
Production Argentina
25 de Mayo — Medanito S.E.	La Pampa y Río Negro	100.00%	Petrobras Energía	2016
Jagüel de los Machos	La Pampa y Río Negro	100.00%	Petrobras Energía	2015
Puesto Hernández	Mendoza y Neuquén	38.45%	Petrobras Energía	2016
Bajada del Palo	Neuquén	17.90%	Petrolera Entre Lomas	2015
Santa Cruz II	Santa Cruz	100.00%	Petrobras Energía	2017 / 2028
Río Neuquén	Neuquén y Río Negro	100.00%	Petrobras Energía	2017 / 2027
Entre Lomas	Neuquén y Río Negro	17.90%	Petrolera Entre Lomas	2016
Aguada de la Arena	Neuquén	80.00%	Petrobras Energía	2036
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	Petrobras Energía	2027
Santa Cruz I	Santa Cruz	71.00%	Petrobras Energía	2017 / 2035
Sierra Chata (5)	Neuquén	45.55%	Petrobras Energía	2023
El Mangrullo	Neuquén	100.00%	Petrobras Energía	2025
Atuel Norte	Mendoza	33.33%	Tecpetrol	2015
La Tapera — Puesto Quiroga (5)	Chubut	35.67%	Tecpetrol	2017
El Tordillo (5)	Chubut	35.67%	Tecpetrol	2016
Aguaragüe	Salta	15.00%	Tecpetrol	2017 / 2023
Estancia Agua Fresca	Santa Cruz	50.00%	Petrobras Energía	2033
Gobernador Ayala	Mendoza	22.51%	Petro Andina Resources Ltd	(1)
Agua Amarga	Río Negro	17.90%	Petrolera Entre Lomas	2013

Foreign
Colpa — Caranda	Bolivia	100.00%	Petrobras Energía	2029
Oritupano — Leona	Venezuela	22.00%	PDVSA (4)	2025
Acema	Venezuela	33.24%	PDVSA (4)	2025
La Concepción	Venezuela	36.00%	PDVSA (4)	2025
Mata	Venezuela	34.49%	PDVSA (4)	2025
Lote X	Perú	60.08%	Petrobras Energía Perú	2024
Bloque 18 (3)	Ecuador	30.00%	Ecuadortlc	2022
Tibu	Colombia	30.00%	Ecopetrol	—

Exploration Argentina
Glencross	Santa Cruz	87.00%	Petrobras Energía	2033
Puesto Oliverio	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerrito Oeste	Santa Cruz	50.00%	Petrobras Energía	(1)
El Campamento	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerro Hamaca Norte	Mendoza	39.64%	Petro Andina Resources Ltd	(1)
Cañadón del Puma	Neuquén	50.00%	Chevron San Jorge	2009
Parva Negra (5)	Neuquén	100.00%	Petrobras Energía	(1)
Cerro Manrique	Río Negro	50.00%	Petrobras Energía	(2)
Estancia Chiripá	Santa Cruz	87.00%	Petrobras Energía	2032
Enarsa 1 (E1)	Plataforma Continental Argentina	25.00%	YPF	2020
Enarsa 3 (E3)	Plataforma Continental Argentina	35.00%	Petrobras Energía	2020
Chirete	Salta	100.00%	Petrobras Energía	2012
Hickmann	Salta	50.00%	Tecpetrol	2015
Río Colorado	Salta	30.00%	Tecpetrol	2013
Río Atuel	Mendoza	33.33%	Tecpetrol	2014
Bloque CAA 40	Plataforma Continental Argentina	33.00%	YPF	2009
Bloque CAA 46	Plataforma Continental Argentina	33.00%	YPF	2010
CGSJ Marina I	Plataforma Continental Argentina	33.00%	YPF	2009

Foreign
Lote 57	Perú	27.73%	Petrobras Energía Perú	2011
Lote 58	Perú	60.08%	Petrobras Energía Perú	2012
Lote 103	Perú	18.02%	Petrobras Energía Perú	2013
Lote 110	Perú	60.08%	Petrobras Energía Perú	2013
Lote 117	Perú	60.08%	Petrobras Energía Perú	2013

(1)	The granting of the concession is under progress and the term will be 25 years from such granting.

(2)	The granting of the exploration concession has not been yet obtained.

(3)	See Note 5 — Operations in Ecuador.

(4)	See Note 5 — Operations in Venezuela.

(5)	See Note 5 — Changes in Oil and gas areas and participation in joint ventures in Argentina.

h)	Combined joint-ventures and consortium assets and liabilities as of December 31, 2008 and 2007 and statements of income for the years then ended December 31, 2008, 2007 and 2006.
(Stated in millions of Argentine Pesos)

	2008	2007
Assets and liabilities

Current assets	226	935
Non-current assets	1,864	1,415

Total assets	2,090	2,350

Current liabilities	455	538
Non-current liabilities	143	74

Total liabilities	598	612

Statements of income

	2008	2007	2006

Net sales	2,400	1,719	1,686
Cost of sales	(1,094)	(895)	(634)

Gross profit	1,306	824	1,052

Administrative and selling expenses	(92)	(67)	(102)
Exploration expenses	(127)	(49)	(42)
Other operating expenses	(194)	(226)	(93)
Financial income (expenses) and holding gain (losses)	(16)	(22)	(49)
Other expenses, net	(8)	(569)	—
Income tax	(272)	(130)	(146)

Net income (loss)	597	(239)	620

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Stated in millions of Argentine pesos)

	2008	2007	2006

Net sales	15,175	13,458	11,745
Cost of sales (Note 25.c)	(11,000)	(10,111)	(8,062)

Gross profit	4,175	3,347	3,683
Administrative and selling expenses (Note 25.e)	(1,756)	(1,463)	(1,281)
Exploration expenses (Note 25.e)	(238)	(172)	(117)
Other operating expenses, net (Note 15.c)	(229)	(176)	(135)

Operating income	1,952	1,536	2,150
Equity in earnings of affiliates (Note 8.b)	305	176	219

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest	102	94	110
Exchange difference	227	110	49
Holding gains (Note 25.c)	(111)	86	25
Holding gains and income from the sale of listed shares and government securities	12	32	49
Other financial income (expenses), net	52	(34)	(6)

	282	288	227

Generated by liabilities:
Interest	(537)	(587)	(611)
Exchange difference	(456)	(117)	(65)
Other financial expenses, net	(75)	(79)	(55)

	(1,068)	(783)	(731)

Other (expenses) income, net (Note 15.d)	(93)	131	99

Income before income tax and minority interest in subsidiaries	1,378	1,348	1,964

Income tax (Note 11)	(529)	(494)	(465)

Minority interest in subsidiaries	(73)	(92)	(83)

Net income	776	762	1,416

Basic/diluted earnings per share — Stated in Argentine pesos	0.769	0.755	1.403

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007
(Stated in millions of Argentine pesos)

	2008	2007

CURRENT ASSETS

Cash	492	98
Investments (Note 8.a)	1,030	1,132
Trade receivables	1,635	1,605
Other receivables (Note 15.a)	1,593	2,658
Inventories (Note 7)	1,536	996
Other assets	5	—

Total current assets	6,291	6,489

NON-CURRENT ASSETS
Trade receivables	154	228
Other receivables (Note 15.a)	522	657
Inventories (Note 7)	95	100
Investments (Note 8.a)	3,477	3,270
Property, plant and equipment (Note 25.a)	12,556	10,609
Other assets	35	41

Total non-current assets	16,839	14,905

Total assets	23,130	21,394

CURRENT LIABILITIES
Accounts payable	1,873	1,728
Short-term debt (Note 9)	2,445	1,922
Payroll and social security taxes	351	261
Taxes payable	454	274
Reserves (Note 12)	125	124
Other liabilities (Note 15.b)	530	305

Total current liabilities	5,778	4,614

NON-CURRENT LIABILITIES
Accounts payable	136	179
Long-term debt (Note 9)	5,152	5,430
Payroll and social security taxes	66	60
Taxes payable	1,508	1,428
Reserves (Note 12)	119	86
Other liabilities (Note 15.b)	494	307

Total non-current liabilities	7,475	7,490

Total liabilities	13,253	12,104

MINORITY INTEREST IN SUBSIDIARIES	930	860

SHAREHOLDERS’ EQUITY	8,947	8,430

	23,130	21,394

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Stated in millions of Argentine pesos)

	2008									2007	2006
	Capital stock				Retained earnings
				Additional
			Additional	paid-in
		Adjustment	paid-in	capital on			Unappropriated
		to capital	capital from	sales of stock of			retained	Deferred
	Capital stock	stock	merger	parent	Legal reserve	Treasury stock (a)	earnings	income (a)	Total	Total	Total

Balances at the beginning of the year	1,010	1,230	960	56	411	(33)	4,789	7	8,430	7,836	7,681

Adjustment to prior years (Note 2.f)	—	—	—	—	—	—	—	—	—	—	(1,264)

Modified balances at the beginning of the year	1,010	1,230	960	56	411	(33)	4,789	7	8,430	7,836	6,417

Deferred income for the year	—	—	—	—	—	—	—	56	56	18	3

Shareholders’ Meeting decisions of March 28, 2008 and March 30, 2007
- Legal reserve	—	—	—	—	37	—	(37)	—	—	—	—
- Distribution of unappropriated retained earnings — Cash dividends	—	—	—	—	—	—	(315)	—	(315)	(186)	—

Net income	—	—	—	—	—	—	776	—	776	762	1,416

Balances at the end of the year	1,010	1,230	960	56	448	(33)	5,213	63	8,947	8,430	7,836

(a) See Note 4.m).
The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Stated in millions of Argentine pesos)

	2008	2007	2006
Cash provided by (used in) operations:

Net income	776	762	1,416

Reconciliation to net cash provided by (used in) operating activities:
Minority interest in subsidiaries	73	92	83
Equity in earnings of affiliates	(305)	(176)	(219)
Financial income and holding gains, net	215	51	(24)
Depreciation of property, plant and equipment	1,260	1,217	1,121
Impairment of unproved oil and gas wells	42	45	78
Disposal of property, plant and equipment	—	17	15
Gain from the sale of equity interest investments	—	(1,137)	—
Net impairment of assests	33	1,014	6
Loss on return of Block 31	31	—	—
Sale of oil and gas areas	28	(62)	(85)
Seniat Claim — Venezuela	—	—	18
Reversal of the allowance for impairment of investments	—	(5)	(39)
Income tax expense	529	494	465
Income tax paid	(109)	(167)	(16)
Accrued interest	455	516	584
Interest paid	(457)	(519)	(491)
Edesur — Memorandum of agreement	—	(85)	—
Other	(24)	(2)	37

Changes in assets and liabilities:

Trade receivables	78	(227)	150
Other receivables	(106)	114	(277)
Inventories	(596)	(271)	(136)
Other assets	5	6	8
Accounts payable	7	52	130
Payroll and social security taxes	75	13	110
Taxes payable	(255)	(179)	(175)
Dividends collected	150	264	116
Other liabilities	250	26	9

Net cash provided by operations	2,155	1,853	2,884

Cash provided by (used in) investing activities:

Acquisition of property, plant and equipment, interests in companies and oil and gas areas	(2,739)	(2,124)	(2,175)
Sale of property, plant and equipment, interests in companies and oil and gas areas	1,440	406	124
Net decrease in investments other than cash and cash equivalents	46	31	49
Contributions and advances to unconsolidated affiliates	(2)	(6)	(27)
Other	3	(4)	—

Net cash used in investing activities	(1,252)	(1,697)	(2,029)

Cash provided by (used in) financing activities:
Net decrease in short term debt	(475)	(179)	(6)
Increase in long-term debt	136	2,095	300
Payments of long-term debt	(19)	(2,094)	(589)
Cash dividends paid	(322)	(186)	—

Net cash used in financing activities	(680)	(364)	(295)

Effect of exchange rate change on cash	81	25	—

Increase (decrease) in cash	304	(183)	560

Cash and cash equivalents at the beginning of the year (a)	1,167	1,350	790

Cash and cash equivalents at the end of the year (a) (See Note 15.e)	1,471	1,167	1,350

(a)	Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three months or less and those with higher terms and prepayment clauses
The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGIA S.A.,
SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts stated in millions of Argentine pesos)
1. Business of the Company
a. The Company operations
Petrobras Energía S.A. (hereinafter “Petrobras Energía” or “the Company”) is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and distribution of hydrocarbons. It has businesses in Argentina, Bolivia, Brazil, Ecuador, Perú, Venezuela, México and Colombia.
b. Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones S.A.
On September 2, 2008, the Boards of Directors of Petrobras Energía and of Petrobras Energía Participaciones (hereinafter “Petrobras Energía Participaciones” or “PEPSA”) approved the preliminary merger agreement that the companies had been negotiating. Under the terms of the preliminary merger agreement, PEPSA will merge into Petrobras Energía, by way of absorption by PESA of PEPSA. Petrobras Energía will assume, by universal succession, all of the assets and liabilities, and will succeed to all of the rights and obligations of PEPSA. The reorganization would be effective on January 1, 2009. According to the terms of the Preliminary Merger Agreement, as from the effective reorganization date and until the registration of the Definitive Merger Agreement with the Public Registry of Commerce and the dissolution without liquidation of Petrobras Energía Participaciones, PESA’s Board of Directors will take over the administration of PEPSA’s assets and liabilities, replacing those in charge of management until then.
The Special Shareholders’ Meetings of Petrobras Energía and Petrobras Energía Participaciones held on January 30, 2009 approved the merger of both companies.
As a result of the corporate reorganization, after the registration of the merger with the Public Registry of Commerce, each shareholder of Petrobras Energía Participaciones will receive 0.359015136 Class B book-entry common shares of Petrobras Energía for each Class B book-entry common share of Petrobras Energía Participaciones. Following this exchange, Petrobras Energía’s capital stock will increase by P$765,435,847, through the issuance of 765,435,847 Class B book-entry common shares, which will be fully admitted to the public offering regime in Argentina and delivered to Petrobras Energía Participaciones’s shareholders in exchange for their shares in Petrobras Energía Participaciones. Once the capital increase is effective, the 765,435,847 Class B book-entry common shares of Petrobras Energía representing Petrobras Energía Participaciones’s main asset holding will be cancelled, respecting the principle of equality among shareholders.
Petrobras Energía will take all necessary steps to apply for listing the shares constituting its capital stock as American Depositary Shares on the New York Stock Exchange, under the same conditions to which Petrobras Energía Participaciones’ shares are currently subject.
2. Basis of presentation
Petrobras Energía’s consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”) — see Note 20. Such differences involve method of measuring the amounts shown in the financial statements, as well, as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.
The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates, judgments and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the value of purchase consideration, valuation of accounts receivable, inventories, and other long-lived assets, legal contingencies, guarantee obligations, indemnifications, and assumptions used in the calculation of income taxes, retirement and other post-employment benefits, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets; foreign currency and energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. Illiquid credit markets; foreign currency and energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.
Significant areas of uncertainty and critical judgments in the application of accounting principles that have most significant effects on the amounts recognized in the financial statements are as follows:

Notes 4.g) and 25.a)	- Depreciation
Notes 4.g) and 5	- Accrual for asset retirement obligations and Exploratory well costs
Notes 4.k) and 12	- Contingencies
Notes 4.g), 5, 8 and 12	- Impairment of long-lived assets
Notes 4.i) and 11	- Calculation of income taxes
Note 23	- Oil and Gas Supplementary Disclosures (Unaudited)
a) Basis of consolidation
In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), the Company has consolidated line by line its financial statements with those of the companies in which it exercises control or joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies. Under the joint control of Petrobras Energía are Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“Ciesa”) and as from December 31, 2007, Petrobras de Valores Internacional de España S.L. (“PVIE”).
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
Considering that the sale of the 40% equity interest in PVIE was performed in December 2007 (Note 8.III), the consolidated statements of income and cash flows for the year ended December 31, 2007 and 2006 presented for comparative purposes show the participation in PVIE according to the procedure indicated for the consolidation of controlled companies.

The information about the companies in which the Company exercises control, joint control and significant influence are disclosed in Note 25.f).
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
Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:
•	Assets and liabilities stated at current value are converted at the closing exchange rate.
•	Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.
Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gains (losses)”.
After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:
•	Assets and liabilities are translated by using the closing exchange rate.
•	Income (loss) is translated at the historical exchange rates.
The effect arising from the translation of the financial statements of foreign operations is disclosed in the Shareholders’ equity as “Deferred income”.
Exchange gains and losses arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred income” account (Note 4.m). This net investment hedge resulted in lower losses in the amount of 352, 112 and 51 for the years ended on December 31, 2008, 2007 and 2006, respectively, before the effect of income taxes.
c) Consideration of the effects of inflation
The Company presents its consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.
Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995. Starting September 1, 1995, under CNV General Resolution No. 272, the Company has stopped the use of this method and maintained the restatements made through such date. This method has been accepted by professional accounting standards through December 31, 2001.
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
The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos.
On March 25, 2003, the Executive Branch of Government issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency. Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through Resolution No. 287/03 of the CPCECABA, discontinued the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company’s financial position.

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
e) Financial statements used
The financial statements of the subsidiaries and companies under joint control as of December 31, 2008, 2007 and 2006, or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time in respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company have been also considered.
f) Changes in professional accounting standards
On August 10, 2005 the CPCECABA approved the Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards. Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which were effective for years beginning as from January 1, 2006.
The effects of these changes on the shareholders’ equity as of December 31, 2005 are described below:

Comparison with recoverable values (1)	(190)

Deferred tax (ii)	(1,060)

Total effect on unappropiated retained earnings	(1,250)

Deferred loss	(14)

Total effect on shareholders’ equity	(1,264)

(i) In calculating the recoverability of Property, Plant & Equipment and certain intangible assets, the recoverable value is considered to be the higher of the net realizable value and the discounted value of the expected cash flows, eliminating the first comparison with the nominal value of expected cash flows.
(ii) The difference between the inflation-adjusted book value of Property, Plant & Equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred tax liability, which — as provided by CNV General Resolution No. 487 — can either be booked or disclosed in notes to financial statements. The Company’s Management opted to book this effect in order to be consistent with the International Financial Reporting Standards (IFRS).
(iii) The effects of the measurement of the derivative instruments considered to be an effective hedge and the effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are no longer disclosed as an item between liabilities and shareholders’ equity (“mezzanine account”) and, instead, are disclosed in the shareholders’ equity.

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
4. Valuation methods
The main valuation methods used in the preparation of these consolidated financial statements are as follows:
a) Accounts denominated in foreign currency:
At the prevailing exchange rates at each balance sheet date.
The summary of accounts denominated in foreign currency is presented in Note 25.d).
b) Trade receivables and accounts payable:
Trade receivables and accounts payable have been recognized at cost plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.
Trade receivables include both outstanding billed services and services rendered but not yet billed as of each balance sheet date.
The total amount of receivables is net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.
c) Inventories:
Crude oil stock: at reproduction cost.
Raw materials and materials: of high-turnover, at replacement cost; of low-turnover, at the latest purchase price, restated according to Note 2.c).
Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy businesses: at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of work in progress.
Advances to suppliers: based on the amounts of money delivered.
The carrying amount of these assets does not exceed their recoverable value.
d) Investments:
Publicly traded Government Securities: at market value at each balance sheet date. Any gain or loss due to market fluctuations is reflected in the “Financial income (expenses) and holding gains (losses)” account.

Certificates of deposit and loans granted to group companies and to affiliates in which significant influence is exercised: at nominal value plus accrued interest, according to the specific clauses of each transaction. The carrying amount of these assets does not exceed their recoverable value.
Investments in mutual funds: at market value at each balance sheet date.
Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method calculated using the affiliates’ financial statements as of December 31, 2008 and 2007 or the best available financial information, adapted to an equal period of time.
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
a)
e) Financial receivables and payables:
Financial receivables and payables have been valued according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.
f) Other receivables and payables:
Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted, when applicable, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are stated at nominal value.
g) Property, plant and equipment:
Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.c), less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.
Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for converting foreign operations described in Note 2.b).
The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS No.19), issued by the United States Financial Accounting Standard Board. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.
In accordance with SFAS No.19, exploration costs, excluding exploratory well costs, are expensed during the year in which they are incurred. Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete. In those cases, in accordance with the interpretation FASB Staff Position 19-1, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

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
The Company depreciates productive wells, machinery and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.
Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amount payable is recognized.
The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2008 and 2007 was audited by DeGolyer and MacNaughton. The technical revision covered approximately 70% and 71% respectively, of the Company’s estimated reserves. The audit covered approximately 90% of the estimated reserves located in areas operated by the Company. As of December 31, 2006, the Company’s reserves estimation were audited by Gaffney, Cline & Associates Inc. The technical revision covered approximately 93% of the Company’s estimated reserves.
The Company’s remaining property, plant and equipment are depreciated by the straight-line method based on their existing concession terms and their estimated useful lives as the case may be, which ranges from three to forty years.
The value of property, plant and equipment does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.
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
h) Environmental costs:
The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets together with the additional cost do not exceed their respective recoverable value.

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
The Company records the related liabilities based on its best estimation of future costs, on a discounted basis, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies. The environmental liabilities recorded mainly correspond to our Argentine operations.
i)	Income tax, minimum presumed income tax, withholdings on exports of hydrocarbons and hydroelectric royalties:
The Company and its subsidiaries estimate income tax on an individual basis under the deferred tax method.
To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carryforward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.
The deferred tax assets and liabilities have been valued at their nominal value.
Prevailing income tax rates at year end in Argentina, Venezuela, Brazil, Perú, Ecuador, Bolivia, Austria, Colombia and Spain are 35%, 50%, 34%, 30%, 36.25%, 25%, 25%, 33% and 35%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.
The minimum presumed income tax (applicable in Argentina) is supplementary to income tax, since while the latter is levied on the year’s taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company’s final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years. The minimum presumed income tax asset has been valued at its discounted value.
For the operation of Pichi Picún Leufú Hydroelectric Complex, the Company pays since 2002 hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. As of December 31, 2008, we paid hydroelectric royalties at a rate of 7%. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.
The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years from January 2007 pursuant to Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.
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
Under this method, when the international (quoted) price of crude oil exceeds US$60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 received by the producer per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45.00 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.

Previously, the withholding rate was 5% for refined products and 20% for LPG, and a special regime was applied on crude oil exports, starting at 25% when the price per barrel was equal to or lower than US$ 32 and contemplating increasing rates ranging between 3% and 20% when the price per barrel ranged between US$ 32.01 and US$ 45, with a cap set at 45% when the price exceeded US$ 45.
In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.
j) Labor costs liabilities:
Labor costs liabilities are accrued in the years in which the employees provide the services that trigger the consideration.
The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía.
For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be canceled.
k) Contingencies:
Contingencies relate to conditions that exist as of the date of the financial statements that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of its legal counsel and the remaining available evidence.
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
Movements of reserves are disclosed in Note 12.
l) Basic/diluted earnings per share:
Earnings per share for the years ended December 31, 2008, 2007 and 2006 was calculated on the basis of shares outstanding during each year. Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

m) Shareholders — equity accounts:
The equity accounts were restated according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.
The account “Treasury stock” relates to shares of PEPSA owned by the Company, and is deducted from the shareholders’ equity at acquisition cost, representing 9,431,210 Class B shares for a face value of P$1, with a cost and book value of 33 and a listed price of 21.
The “Deferred income” account comprises the changes in the accounting measurement of derivative financial instruments designated as cash flows hedges to the extent that they are effective hedges, and the gain (loss) resulting from the translation of foreign operations, net of the exchange differences from the Company’s liabilities denominated in foreign currency designated as hedge of the net foreign investment.
The activity of the deferred (loss) income is the following:

Total (a)

Balances at 12/31/2005	(14)

Activity for the year	3

Balances at 12/31/2006	(11)

Activity for the year	18

Balances at 12/31/2007	7

Activity for the year	56

Balances at 12/31/2008	63

(a)	See Note 2.b
n) Revenue recognition:
Revenues from the sale of crude oil, natural gas and petroleum, electric power generation, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.
Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2008 and 2007 gas imbalance liabilities were 6 and 5, respectively, attributable to 135 and 118 million cubic meters, respectively.
Revenues from natural gas transportation under firm agreements are recognized based on contracted capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain liquid natural gas (LNG) production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers. For other LNG production contracts and other services, revenues are recognized when the services are rendered.
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

o) Changes in presentation criteria:
For comparative purposes, all the necessary reclassifications were made in the consolidated financial statements of prior periods in order to present them on a consistent basis. These reclassifications do not imply changes in the decisions based on them.
p) Accounting for derivative financial instruments
Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of any obtained or paid advances.
Changes in the accounting measurement of derivative financial instruments designated as cash flows hedges, which have been designated as effective hedges, are recognized under “Deferred income” in “Shareholders’ equity”. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expense) and holding gains (losses)”.
A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.
Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence. Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred income” should remain there until the committed or projected transactions occurs in the case of (a) and (b) are charged to the statement of income in the case of (c).
As of December 31, 2008 and 2007 the Company does not hold any derivative instruments. As of December 31, 2006, the Company made forward sales of US dollars in exchange for Argentine pesos, the face value of effective contracts amounted to US$ 18 million, at the average exchange rate of 3.26 Argentine pesos per US dollar.
5. Oil and gas areas and participation in joint ventures
As of December 31, 2008, the Company and its affiliates were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 25.g). The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income utilizing the proportionate consolidation method, are disclosed in Note 25.h).
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
In Perú, royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel. The royalty rate applicable as of December 31, 2008 was 18.7%. Production of natural gas is subject to a fixed royalty of 24.5%.
In Ecuador, production agreements relating to Block 18 provide for the free availability of the crude oil output and a working interest in favor of the Ecuadorian State of 40% and 60% in Pata and Palo Azul fields, respectively. In addition, under the Tax Equity Law, the Ecuadorian State will receive 70% of the revenues when prices exceed the base price of US$45.43 per barrel (see Operations in Ecuador).

In Venezuela, mixed companies (see Operations in Venezuela) are subject to royalty payments of 33.33% and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Mixed companies have to sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.
Additionally in Venezuela, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting abroad liquid hydrocarbons and oil by-products will be applicable when the average Venezuelan basket price of crude oil exceeds, in any month, US$70 per barrel. The special tax per barrel will be 50% of the difference between the above mentioned monthly average price and the US$70 threshold price. In addition, when such average price exceeds US$100, the special tax per barrel, applicable to any difference in excess of the US$100 threshold, will be 60%.
In December 2008, the Company executed a Memorandum of Agreement for a ten-year extension of the production concessions Aguada de la Arena, Río Neuquén, Veta Escondida and Rincón de Aranda, all of them located in the province of Neuquén, with a related payment of 56 (Note 15.b).
Petrobras Energía’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Energia’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.
Investment commitments
In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Hickmann, Río Colorado and Río Atuel, the Company maintains investment commitments for approximately US$ 58 million, which mainly include the execution of seismic surveys and exploratory wells perforation.
In Colombia, the Company has a 30% interest in the consortium Tibú, which has committed investments for US$ 13 million up to December 2009.
Asset retirement obligations
In accordance with the regulations enacted in the countries in which we perform oil and gas operations, the Company (directly or indirectly through its subsidiaries) has the obligation to incur in costs related to the abandonment of oil and gas wells. The Company does not have assets legally restricted for purposes of settling the obligation.
The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006

Beginning balance	170	146	126
Accretion	15	14	9
Additions	59	16	19
Estimated cash flow changes	52	(3)	41
Decreases	—	(3)	(48)
Foreign currency translation / other	12	—	(1)

Ending balance (Note 15.b)	308	170	146

Estimated cash flow changes principally relates to: (a) changes in the Company’s expectations as to the number of wells to be abandoned before the end of the concession period, and (b) an increase in restoration and abandonment well costs as a consequence of general price increases in the industry.
Exploratory well costs
The following table provides the year-end balances and activity for exploratory well costs.

	2008	2007	2006

Beginning balance	124	106	61
Translation effect	2	—	—
Additions (1)	233	85	123
Transferred to development	(14)	(22)	—
Charged to expense (Note 25.e) (1)	(42)	(45)	(78)

Ending balance	303	124	106

Number of wells at year end	38	21	26

(2)	Additions shown in 2008 include 36 that were charged to expense during the year.
Changes in oil and gas areas and participation in joint ventures
In December 2008, the Company entered into a joint undertaking agreement with Repsol-YPF for the exploration of CGSJ Marina-1 block in the Golfo San Jorge basin for a 33% interest. In addition, the Company entered into a joint undertaking agreement with Repsol -YPF and Pan American for the exploration of CAA-40 and CAA-46 exploration blocks in the Malvinas basin for a 33% interest.
In March 2008, once all the formalities concerning regulatory matters were completed, the Company acquired from Energy Development Corporation (Argentina), Inc. Argentina Branch a 13.72% equity interest in El Tordillo and La Tapera — Puesto Quiroga areas paying US$117.5 million.
On January 11, 2007 the Ministry of Energy and Mines of Ecuador approved the preliminary agreement entered into with Teikoku Oil Co. Ltd. in January 2005, whereby the Company assigned 40% of its rights and obligations under the Block 18 Participation Agreement to Teikoku Oil Co. Ltd. On October 24, 2008, Petroecuador incorporated Teikoku Oil Ecuador, a subsidiary of Teikoku Oil Co. Ltd, as a partner in Block 18 agreements. On October 27, 2008, Petroecuador registered the Assignment Agreement with the National Hydrocarbons Board. As of the date of these financial statements, the parties are negotiating the final economic terms of the respective assignment agreements. During the year ended December 31, 2008 the Company recognized a loss estimated at 28 derived from this transaction in “Other (expenses) income, net” (Note 15.d)
In February 2007, Petrobras Energía through its subsidiary Petrobras Bolivia Internacional S.A. acquired from ConocoPhillips, its 25.67% and 52.37% interests in Sierra Chata and Parva Negra, respectively. The acquisition was structured through the purchase of the company Burlington Resources Argentina Holdings Limited,indirect holder of such interest. The acquisition cost was agreed in US$ 77.6 million plus adjustments based in the working capital variations as of the agreement date. The applicable regulatory authorities approved this transaction in September 2008, and it was recorded at that moment.
In November 2007, the Company sold 76.15% of its rights and obligations in the Bajada del Palo area. As a result of this transaction the Company recognized a gain of 62 in “Other (expenses) income, net” (Note 15.d).
In October 2006 Petrobras Energía sold 100% of its rights and obligations in Refugio Tupungato and Ataminsqui concession areas. As a result of this transaction, the Company recognized a gain of 85 in “Other (expenses) income, net” (Note 15.d).

Operations in Ecuador
Amendatory Agreements relating to Block 18 Participation Agreement
On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador, Petroecuador and others entered into the Amendatory Agreements which, among other things, will govern the operation of Block 18 for one year as from that date. During that period, negotiations will be conducted to determine whether such agreements will be converted into a new contractual modality. Under these Amendatory Agreements, the Ecuadorian Government’s share in Pata and Palo Azul fields’ production increased to 40% and 60%, respectively. In addition, the Tax Equity Law becomes applicable upon the execution of the mentioned agreements.
Amendment to Ecuador’s Hydrocarbons Law
In April 2006, Ecuadorian authorities approved the Amendment to the Hydrocarbons Law (Law No. 42/2006), which recognizes at least a 50% increment of extraordinary revenues in favor of the State, generated from the increases in crude’s Ecuadorian oil price (average monthly price in cash of FOB sales) in comparison with their respective average monthly sales, with the corresponding agreement approval, in constant price of the settlement month.
On October 18, 2007, the President of the Republic of Ecuador issued an Amendment to the Regulating Provisions of Law No.42/2006, whereby as from that date the Government’s interest in the extraordinary revenues from crude oil price was increased to 99%, reducing the oil companies’ interest to 1%.
Since the approval of Law No. 42/2006, EcuadorTLC S.A. and Petroecuador adopted significant opposing interpretations as to its applicability and scope in connection with the Palo Azul operating agreement in which Ecuador’s share in extraordinary revenues resulting from any increase in crude oil prices was already established. In the Company’s opinion, the application of the law according to Petroecuador’s interpretation was confiscatory in respect of the investment and put its economic viability at risk. As from January 2008 EcuadorTLC S.A did not make any payments of royalties as calculated by Petroecuador under Law No. 42/2006.
Following the negotiations conducted with the Ecuadorian Government, which resulted in the execution of the Amendatory Agreements for Block 18, and considering the Attorney General’s opinion, the parties reached an agreement on the scope of Law No. 42/2006. Under this agreement, EcuadorTLC S.A. made a payment of US$44 million, which is to be considered as the settlement of any differences that may arise from the application of the foregoing law until the execution date of the above amendatory agreements, at which date the Tax Equity Law became applicable.
Recoverability of investments
As from 2006, and with special emphasis during 2007, the Ecuadorian Government implemented major tax and regulatory amendments, which particularly focused on the hydrocarbons industry. The Law No. 42/2006 is among them.
The combination of these changes have materially modified the conditions set forth at the time of execution of the respective participation agreements, adversely affecting the profitability evaluation of ongoing projects in Ecuador, with the ensuing negative impact on the assessment of their recoverability. Accordingly, in the year ended December 31, 2007, the Company recorded an impairment allowance of 759 to write the book value of Ecuador’s assets down to their probable recoverable value (Note 15.d). In estimating the related recoverable value, the Company included the impact of the estimated net deficit of production from the transportation capacity contract with Oleoducto de Crudos Pesados Ltd.
Block 31
On December 31, 2008, Petrobras Energía Ecuador and Petroecuador executed the Termination Agreement relating to Block 31 Participation Agreement for the return of Block 31 to the Ecuadorian State. As a result, the Company recognized a loss of 31 in “Other (expenses) income, net” (Note 15.d).
Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)
The Company has executed an agreement with OCP, whereby it has secured an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others. As of December 31, 2008 such rate amounted to US$ 2.075 per barrel.
The costs for the transportation capacity are billed by OCP and charged to expenses monthly. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used, is recorded in the “Other operating expenses, net” line (Note 15.c).
The Company estimates that during the effective term of the “Ship or Pay” transportation agreement the volume of crude oil produced will be lower than the committed transportation capacity. This presumption is based on the current assessment of the Company’s reserves. For the purpose of mitigating the Company’s financial exposure for the capacity contracted, the Company periodically negotiates committed transportation capacity volumes. On December 31, 2008, the Company and Petroecuador entered into an agreement for the utilization of the oil transportation capacity committed under the agreement entered into with Oleoducto de Crudos Pesados, under which the Ecuadorian State undertook the commitment that the transportation as from January 1, 2009 of its crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, as of December 31, 2008, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels per day from July 2004 to January 2012 and 16,000 barrels per day during the two years starting in May 2006). The impact of the net production deficit is considered for the purpose of analyzing the recoverability of the assets in Ecuador.
In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of December 31, 2008 the Company issued letters of credit for a total amount of about US$100 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.
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
In August 2006, the conversion operating agreements were signed. These agreements provided that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government. As a consequence of the foregoing, the direct and indirect equity interest of Petrobras Energía in the mixed companies operating the areas Oritupano Leona, La Concepción, Acema and Mata (Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. y Petrokariña S.A., respectively) amount to 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Energía’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since the requirements for the recognition of such credit had been met as of December 31, 2006, the Company recognized the related receivable at its estimated recoverable value, which amounted to 180.
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

The new operating conditions prevailing as from the conversion of the operating agreements had an adverse impact on the recoverable value of the Company’s assets in Venezuela. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. As a result of the changes in the foregoing variables, in the years ended December 31, 2008, 2007 and 2006, the Company recorded writedowns of 154, 33 and 186, respectively related to its assets in Venezuela.
In addition, since projects for the use of the credit recognized by CVP had not been materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not anticipated, as of December 31, 2007 the Company wrote down the carrying value of the credit to zero, resulting in an impairment charge.
As of December 31, 2008, 2007 and 2006, the carrying value of the Company’s direct and indirect interest in the mixed companies, net of writedown allowances, amounts to 2,751, 2,564 and 2,633, respectively.
6. Credit risk
The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.
As a result of the Company’s business and sales locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers the credit risk moderate based on such diversification. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

7. Inventories
The breakdown of current and non-current inventories is as follows:

	2008		2007
	Current	Non-current	Current	Non-current

Crude oil stock	348	—	186	—
Materials	387	95	221	101
Work in progress and finished products	794	—	560	—
Advances to suppliers	9	—	6	—
Other	2	—	23	—
Allowance for inventories’ obsolescence (Note 12)	(4)	—	—	(1)

	1,536	95	996	100

8. Investments, equity in earnings of affiliates and dividends collected
The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:
a) Investments

	2008		2007
		Book	Book
Name and issuer	Cost	value	value

Current:

Government securities	—	—	5
Certificates of deposit	515	515	757
Mutual funds	48	48	331
Related companies (Note 17)	465	465	38
Other	2	2	1

	1,030	1,030	1,132

Non-current:

Government securities	—	—	1
Loans to joint venture partners in Venezuela	262	262	239
Related companies (Note 17)	147	147	143
Equity in affiliates (Note 25.b)	2,984	3,682	3,306
Allowance for impairment of investments (Note 12)	—	(614)	(419)

	3,393	3,477	3,270

b) Equity in earnings of affiliates

	2008	2007	2006

Petroritupano S.A.	132	55	15
Petrokariña S.A.	40	1	(3)
Petrowayú S.A.	107	2	29
Petroven-Bras S.A.	3	(1)	(2)
Petrolera Entre Lomas S.A.	25	30	33
Inversora Mata S.A.	8	(7)	3
Oleoductos del Valle S.A.	1	3	8
Oleoducto de Crudos Pesados Ltd.	(5)	(1)	6
Refinería del Norte S.A.	(6)	44	32
Petroquímica Cuyo S.A.I.C. (1)	—	21	15
Petrobras Bolivia Refinación S.A.(1)	—	31	82
Other	—	(2)	1

	305	176	219

(1)	See Note 8.III
c) Dividends collected

	2008	2007	2006

Petrobras Bolivia Refinación S.A.	—	60	76
Petroquimíca Cuyo S.A.I.C.	—	6	5
Petrolera Entre Lomas S.A.	10	19	22
Oleoductos del Valle S.A.	—	5	7
Refinería del Norte S.A.	—	19	—
Oleoductos de Crudos Pesados Ltd.	—	6	6
Petroritupano S.A.	119	82	—
Petrowayú S.A.	21	67	—

	150	264	116

I.	Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions:
a) Distrilec:
Petrobras Energía, through Petrobras Finance Bermudas and Petrobras Electricidad de Argentina S.A (“PEDASA”), holds an indirect shareholding of 48.50% in Distrilec.
Distrilec is able to change its equity interest and sell its shares in Edesur S.A. (“Edesur”) only with the approval of ENRE (Federal Power Regulation Authority).
In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement. This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.
b) CIESA:
Shareholders of CIESA, parent company of TGS, may not sell their Class “A” shares representing 51% of TGS’s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

As of December 31, 2008 the book value of the equity interests in CIESA and in Distrilec amounted to 198 and 585, respectively (net of adjustments of (216) and (82) made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company, respectively, and 43 corresponding to the purchase price allocated to Distrilec’s Property, Plant and Equipment recorded by the Company at the time of the acquisition of a portion of its interest).
As of December 31, 2007 the book value of the equity interests in CIESA and in Distrilec amounted to 218 and 560, respectively (net of adjustments of (227) and (90) made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company, respectively, and 50 corresponding to the purchase price allocated to Distrilec’s Property, Plant and Equipment recorded by the Company at the time of the acquisition of a portion of its interest).
As of December 31, 2008 and 2007, the valuation of CIESA includes 110 from the transfer to Enron of its interest in TGS.
The book value of these interests does not exceed their recoverable value.
II. Tariff situation of the public utility companies
The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies. Particularly, the tremendous effect of the devaluation, within a context of revenues that have remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of such companies, as well as their ability to comply with certain loan agreement clauses.
The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.
On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003. This agency reports to the Ministries of Economy and Production, and of Federal Planning, Public Investment and Services. UNIREN took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.
On October 9, 2008, after UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, TGS executed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system devised under the same agreement. The tariff increase will become effective after the ratification of the provisional agreement by the Argentine Executive Branch. This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the transportation license to be entered into with the National Government. In this respect, in early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase), aimed at renegotiating the license terms and starting an overall tariff review process. As of the date of these financial statements, TGS is evaluating such proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the date the Public Emergency Law expires. If no agreement is reached, UNIREN will submit a report to the Executive Branch recommending what future actions to take, if any.
In December 2008, the Law No. 26,456 was issued, which extended the public works and services renegotiation term to December 2009.
In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement.

The document established that as from the execution of the letter of understanding through June 30, 2006, a complete rate review would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec’s ability to modify its equity interest or sell its shares in Edesur. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy put off the effectiveness of the new rate system until February 2009.
As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.
The Memorandum of Agreement (MOA) was ratified by the Executive Branch on December 28, 2006. According to ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007.
As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on such distribution costs for the execution of a work plan. In addition, ENRE authorized to apply to such costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA.
Subsequently, Resolutions No. 1,838/2007 issued by the Secretary of Energy and No. 867/2007 of ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable as from May 2007.
On July 31, 2008 ENRE issued Resolution No 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.
III. Equity interest sales
- Hidroneuquén S.A.
On January 17, 2007, Petrobras Energía entered into a stock purchase agreement with a consortium composed of Merril Lynch, Pierce, Fenner & Smith Inc. and Sociedad Argentina de Energía S.A., for the sale of its 9.19% equity interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock. The stock purchase price provided under the terms and conditions of the agreement was US$ 15 million, implying a gain of 23, recorded in “Other (expenses) income, net” (Note 15.d).
- Petrobras Bolivia Refinación S.A.
In May 2006, the Bolivian Government issued Supreme Decree No. 28,701, thus establishing what it calls “the nationalization of oil and gas” of the country.
The abovementioned decree also provided that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provided, among others, the necessary actions to be taken for YPFB to control at least 50% plus one share in a group of companies, among which was Petrobras Bolivia Refinación S.A.
Within this framework, on June 25, 2007, Petrobras Energía S.A., through its subsidiary Petrobras Energía Internacional S.A., signed an agreement for the sale to YPFB of its interest in Petrobras Bolivia Refinación S.A. The sale price amounted to US$55 million, resulting in a gain of 44 recorded in “Other (expenses) income, net” (Note 15.d).

- Compañía Inversora en Transmisión Eléctrica S.A. (Citelec)
In compliance with the commitment to divest Citelec assumed by Petrobras Energía upon the approval — on July 19, 2007- by the Comisión Nacional de Defensa de la Competencia (the Argentine antitrust authorities) of the purchase by Petrobras Participaciones S.L. of the shares representing the majority of the capital stock of Petrobras Energía Participaciones, Petrobras Energía entered into an agreement to transfer its 50% equity interest in Citelec to Energía Argentina S.A. (“Enarsa”) and Electroingeniería S.A., with each transferee assuming 25% of the equity of Citelec. In December 2007 the pertinent approvals were granted by the regulatory agencies and authorities and all other terms and conditions to which the transaction was subordinated were fulfilled.
The sale was carried out at a price of US$ 54 million and did not result in any significant profit and loss effects.
- Yacylec S.A.(Yacylec)
On July 19, 2007, Petrobras Energía signed with Electroingeniería S.A. a stock purchase agreement for the sale of its 22.22% equity interest in Yacylec, which was approved by ENRE in December 2007. The sale was performed at a fixed price of US$ 6 million, giving rise to a gain included in “Other (expenses) income, net” of 16 (Note 15.d).
- Petroquímica Cuyo S.A.I.C.
On December 31, 2007, Petrobras Energía entered into a stock purchase agreement with Admire Trading Company S.A. and Grupo Inversor Petroquímica S.L. for the sale of its 40% equity interest in Petroquímica Cuyo S.A.I.C. The selling price was US$ 32 million, resulting in a gain of 40 included in “Other (expenses) income, net” (Note 15.d).
- Petrobras de Valores Internacional de España S.L.(PVIE)
In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% interest in the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional — Braspetro B.V. in the amount of US$ 423.3 million, plus a contingent consideration to be defined by the parties if a commercially viable discovery is made at the Kinteroni prospect in Lote 57. The transaction resulted in a gain of 1,014 included in “Other (expenses) income, net” (Note 15.d).
In January 2008, Petrobras Energia announced a discovery of gas and condensed gas at the Kinteroni prospect, which it is still in the evaluation phase. Currently, the operator is conducting reservoir analysis and other preparation activities in order to assess the potential of the field.
Pursuant to the terms and conditions of the stock purchase agreement, the parties agreed to share the power and authority to define and direct PVIE’s operating and financial policies (Note 2.a).
For further information on PVIE, see Note 24.a).
9. Financing
The detail of the financial debt as of December 31, 2008 and 2007 is as follows:

	2008		2007
	Current	Non-current	Current	Non-current

Financial institutions	1,136	477	1,071	428
Notes	1,233	3,987	545	4,372
Related companies (Note 17)	76	688	306	630

	2,445	5,152	1,922	5,430

I. Global Programs of nonconvertible bonds
Global program of US$ 2.5 billion:
As of December 31, 2008 under this program, which matured on May 4, 2008 the following classes of bonds remained outstanding:
-	Class H, for a face value of US$181.5 million, maturing in May 2009, at a 9% annual rate (Note 24.b).

-	Class I, for a face value of US$349.2 million, maturing in July 2010, at a 8.125% annual rate.

-
Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first — equivalent to 9.9099% of face value — settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at the 9 month Libor rate plus 1%.

-	Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375 % annual rate.

-
Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are supported by a Standby Purchase Agreement provided by Petrobras, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Energía in connection with Class S bonds, Petrobras shall purchase the rights of bondholders to receive payments.

The proceeds from the issuances of the bonds were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or capital contributions to affiliates.
Debt from the issuances is disclosed net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.
Global program of US$ 1 billion:
The Annual Shareholders’ Meeting of Petrobras Energía held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$1 billion or its equivalent in any other currency, maturing within a 5-year term, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of US$2.5 billion. On August 8, 2008, the program was authorized by Resolution No. 15,947 of the CNV.
II. Cross default clauses
Outstanding bonds include cross default clauses, whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.
As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial indebtedness.
III. Edesur indebtedness
Edesur maintains a global corporate bond program maturing on October 14, 2013, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.
As of December 31, 2008, only Class 7 is outstanding under such global program for a face value of 165, with five semiannual principal repayments of 33 as from June 2010, at an annual interest rate of 11.75%.
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

Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-pay any other debt stipulated in the agreements.
As of the date of these consolidated financial statements Edesur has complied with all the terms and conditions contained in the loan agreements.
IV. CIESA and TGS indebtedness
Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 8.II “Tariff Situation of the public utility companies”), CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar of its interest rate agreements. Consequently, CIESA’s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$ 296 million, has been disclosed in the “Short-term debt” line.
In April 2004, the shareholders of CIESA entered into a master settlement agreement whereby Petrobras Energía and Enron would reciprocally waive any claiming right arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS. The terms of the Master Agreement included the transfer of the technical assistance agreement to Petrobras Energía, which was finalized in July 2004. In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement established certain share transfers in two successive steps.
Initially, after the relevant regulatory authorities’ approvals, on August 29, 2005, Enron transferred 40% of CIESA’s shares to a trust fund and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A., transferred Class B shares of TGS (representing 7.35% of TGS’s capital stock). The Company considered the book value of the shares transferred as part of the valuation of its interest in CIESA in non-current investments.
Subsequently, pursuant to the terms of the Restructuring Agreement entered into on September 1, 2005 by CIESA, Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Argentine Branch and all its financial creditors, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term. Once approvals were obtained from the Argentine Gas Regulatory Agency and the Argentine anti-trust authorities, CIESA would provide its financial creditors with about 4.3% of TGS’s Class “B” common shares as partial settlement of the financial debt. These shares were to be transferred to Enron in exchange for its remaining 10% shareholding in CIESA and the creditors would then capitalize the financial debt balance.
Once the debt restructuring was completed, and considering that in addition to the foregoing share transfers: a) the fiduciary ownership of the shares held in CIESA by the trust fund would be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and b) new shares would be issued for the benefit of the entity’s creditors, CIESA’s capital structure would be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.
The Restructuring Agreement, as amended, would remain valid through December 31, 2008. As from such date, any party was entitled to unilaterally terminate the agreement.
CIESA’s financial statements were prepared using the going concern basis of accounting and therefore such financial statements do not include any adjustments or reclassifications that may derive from the resolution of the uncertainties affecting its debt restructuring process.
Between May and June 2007, TGS successfully concluded the refinancing of its debt through the issuance of US$ 500 million bonds under the 2007 Global Program, and the prepayment of its previous debt through a bond repurchase offer, the redemption of bonds not subject to the repurchase offer and the prepayment of the loans from the Inter-American Development Bank.
Bonds are due May 14, 2017 and bear interest at an annual fixed rate of 7.875%. Principal will be repaid in four annual, equal and consecutives installments of US$125 million each, as from May 14, 2014. In 2008, TGS repurchased bonds in an amount equivalent to a face value of US$ 95 million, recognizing a gain of 57 in “Other (expenses) income, net” (Note 15.d).

As of December 31, 2008, TGS’s financial debt mainly results from the issuance of bonds in the amount of US$405 million under the 2007 Global Program, for an amount of up to US$650 million, authorized by the CNV on January 18, 2007.
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
V. Detail of long-term debt
Long-term debt as of December 31, 2008 is made up as follows:

Type	Amount	Currency	Annual interest rate
Financial institutions
	119	US$	Libo+1.19%
	35	US$	4.41%(*)
	41	US$	Libo+0.925%
	21	US$	4.22%
	9	US$	Libo+1.65%
	68	US$	Libo+1.44%
	121	US$	Libo+1%
	63	US$	Libo+2%

Related companies (Note 17)	688	US$	7.22%

Bonds
Class I	1,204	US$	8.125%
Class S	1,028	US$	5.875%
2007 Global Program (TGS)	699	US$	7.875
Class R	687	US$	9.375%
Class N	289	US$	Libo+1%
Class 7 (Edesur)	80		$11.75%

	5,152

(*)	Average rate.
The maturities of long-term debt as of December 31, 2008, are as follows:

From 1 to 2 years	1,387
From 2 to 3 years	461
From 3 to 4 years	110
From 4 to 5 years	717
Over 5 years	2,477

5,152

10. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)
Through Resolution No. 712/04, the Energy Department created the FONINVEMEM I for the purpose of granting creditors and incentive to invest in wholesale electricity market (WEM) for increasing the supply of electrical power generation in Argentina. Through Resolution No.564/07, the Secretary of Energy requested WEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of FONINVEMEM I.
The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution by all wholesale electric market private creditors is estimated at US$ 816 million for all periods, of which Petrobras Energía contributed US$ 55 million, dedicating US$ 39 million to FONINVEMEM I and US$ 16 million to FONINVEMEN II.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Energía and other WEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of at least 800 MW each. Construction costs of both plants are estimated at approximately US$1.3 billion and are to be funded with the contributions to FONINVEMEM I and II, with an additional specific charge imposed to users and with contributions from the Argentine Government.
For the purposes of purchasing of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The funds related to FONINVEMEM and the specific charge will be deposited with the trusts funds. Procurement of the equipment, construction, operation and maintenance of each power plant will be performed by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will act as agents of the respective trusts funds. These power plants will enter into electricity supply agreements with CAMMESA for a term of 10 years for the 80% of the energy generated, at a price that will allow for the covering of costs and FONINVEMEM reimbursements, the companies being able to freely dispose of the remaining 20% of the energy generated. Upon expiration of the supply agreements, ownership of the assets held in trust will be transferred to the power generation companies.
As of December 31, 2008, gas turbines of the power plants Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica José de San Martín are already fully operational. It is also expected that both powers plants will operate in combined cycles, in the fourth quarter of 2009 or the first quarter of 2010.
Petrobras Energía, as well as the other WEM creditors, will be reimbursed the amounts contributed to FONINVEMEM I, converted into US dollars and adjusted at a rate of LIBO + 1% p.a., in 120 monthly installments out of the funds received from the trusts during the effective term of the electricity supply agreement entered into with CAMMESA and funds contributed to FONINVEMEM II will be recovered through their application to additional energy generation as it is established by Resolution No. 1,281/2006 of the Secretary of Energy under the condition of, at least, multiplying four-fold this contribution with the new investment. On April 18, 2008, the Secretary of Energy considered the project of construction of a new thermoelectric plant of 170 mega watts to be constructed next to Genelba Plant to be covered by the terms of Resolution No. 1,281/2006. Following the Secretary of Energy instruction to CAMMESA to refund Petrobras Energía the funds contributed to FONINVEMEM II in accordance with Resolution No. 564/07, whereby, as of December 31, 2008, Petrobras Energía received US$ 4.5 million.
11. Current and deferred income tax
The Company’s income tax expense and deferred tax balances are comprised as follows:

	2008	2007	2006
Income tax for the year
Current	(538)	(414)	(296)
Deferred	9	(80)	(169)

Total income tax	(529)	(494)	(465)

	2008		2007
Deferred tax
Deferred tax assets
Tax loss carryforwards	495		361
Property, plant and equipment	208		266
Reserves and provisions	126		95
Pension plan obligations	23		19
Equity interest in affiliates	38		34
Inventories	33		—
Other	131		134

Valuation allowance (Note 12 and 15) (3)	(796)		(702)

Deferred tax liabilities
Property, plant and equipment	(1,076)		(1,073)
Prepaid expenses	(5)		(6)
Equity interest in affiliates	(386)		(322)

Other	(33)		(26)

	(1,242	)(1) (4)	(1,220	)(2)

(1)	258 are included in the non-current “Other receivables” line and 1,500 in the non-current “Taxes payable” line.

(2)	207 are included in the non-current “Other receivables” line and 1,427 in the non-current “Taxes payable” line.

(3)
Management evaluates the recoverability of tax loss carryforwards and the remaining temporary differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis. Management believes that it is more likely than not that the Company will realize the benefits of the above-mentioned deductible differences and tax loss carryforwards, net of the existing valuation allowance as of December 31, 2008.

(4)
The change in 2008 includes 11 related to the acquisition of the interests in Sierra Chata and Parva Negra (Note 5) and 20 attributable to the revaluation of deferred tax liabilities in foreign affiliates in the “Deferred income” account within shareholders’ equity. Deferred income showed no significant changes in 2007 and 2006 so, therefore, the activity was not presented separately.

The reconciliation of the income tax at the statutory rate of 35% to the tax provision (before taxes and the minority interest in the subsidiary’s income) is as follows:

	2008	2007	2006

Income before income tax and minority interests in subsidiaries	1,378	1,348	1,964
Statutory tax rate	35%	35%	35%

Income for the year at statutory tax rate	482	472	687
Permanent differences at income tax rate
- Equity in earnings of affiliates	(127)	233	(146)
- Asset impairment	—	—	2
- Deconsolidation of companies	—	(103)	110
- Permanent differences in foreign subsidiaries	4	(67)	29
- Other	76	17	16
- Statute of limitation of tax loss carryforwards	—	449	—
- Net movement in the valuation allowance	94	(507)	(233)

	529	494	465

Deferred tax assets related to tax loss carryforwards may be used through the dates indicated below:

Use up to	2008	2007	2006

2007	—	—	1,006
2009	320	238	194
2010 onwards	175	123	104

	495	361	1,304

12. Contingencies, allowances and environmental matters
Movements of reserves for contingencies and allowances are as follows:

	Balances at					Balances
	the beginning					at the end
Account	of the year	Increase		Decrease		of the year

Deducted from assets:

Current
For doubtful accounts	114	14		(32)		96
For other receivables (Note 15.a)	279	—		(279)		—
For inventories’ obsolescence (Note 7)	—	4		—		4

	393	18	(1)	(311)	(2)	100

Non-current
For doubtful accounts	—	32	(2)	—		32
For other receivables (Note 15.a)
Deferred tax assests (Note 11)	702	94	(3)	—		796
For other tax credits	51	—		(51)	(4)	—
Other	—	305	(5)	—		305
For impairment of investments (Note 8.a)	419	195	(6)	—		614
For property, plant and equipment	1,062	86	(7)	(874)	(8)	274
For inventories’ obsolescence (Note 7)	1	—		(1)	(1)	—

	2,235	712		(926)		2,021

TOTAL 2008	2,628	730		(1,237)		2,121

TOTAL 2007	2,200	1,414		(986)		2,628

Included in liabilities:

Current
For contingencies
Labor and commercial contingencies	124	32		(31)		125

	124	32		(31)		125

Non-current
For contingencies
Labor and commercial contingencies	86	34		(1)		119

	86	34		(1)		119

TOTAL 2008	210	66	(9)	(32)	(10)	244

TOTAL 2007	180	142		(112)		210

(1)	Recorded in “Financial income (expenses) and holding gain (losses)”

(2)	Reclassified from current to non-current

(3)	The net effect was recorded in the “Income tax” caption

(4)	Relating to the return of Block 31 (Note 5)

(5)	It includes 279 reclassified from current to non-current and 26 recorded in “Deferred income”

(6)	It includes 154 recorded in “Other (expenses) income, net” (Note 15.d) and 41 recorded in “Deferred income”

(7)	Recorded in “Deferred income”

(8)
It includes 157 recorded in “Cost of sales” as “Depreciation of property, plant and equipment”, 596 for the sale of the 40% of Block 18 and the return of Block 31 and 121 for the reversal of the allowance for impairment of assets in Argentina (Note 15.d).

(9)	It includes 42 recorded in “Other operating expenses net”, 13 in “Financial income (expenses) and holding gain (losses) and 11 in “Costs of sales”

(10)	Used during the year

a) Environmental matters
The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Energía’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including remediation commitments assumed. The Company has not incurred any material pollution liabilities as a result of its operations to date. Petrobras Energía undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Energía’s business. Additionally, the Company maintains no significant lawsuits related to environmental issues.
b) Other issues
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
13. Contractual commitments, warranty bonds, sureties and guarantees granted
The warranty bonds, sureties and guarantees as of December 31, 2008 and 2007, which are not disclosed in the remaining notes, amount to 79 and 61, respectively.
Innova S.A. has agreements with certain financial institutions whereby it may request cash advances on accounts receivable from clients that comply with a certain credit status for a maximum amount of approximately US$40 million with recourse. Pursuant to the terms and conditions of the agreements, Innova S.A. bears the credit risk for the amounts received in the event of default of the debtor, the relevant amount must be paid by Innova S.A. As of December 31, 2008, amounts advanced totaled US$18 million.
The following table summarizes certain contractual commitments of Petrobras Energía as of December 31, 2008. The table does not include accounts payable. Amounts in the table do not include interest.

	Payments due by period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years	Until
	(in millions of pesos)
Debt Obligations	5,036	1,416	1,205	690	1,725	2017
Purchase Obligations
Ship or pay agreement with OCP (1) (2) (6)	1,416	146	234	277	759	2018
Long-term service agreement (6)	970	570	207	94	99	2010
Petroleum services and materials (6)	3,856	2,206	537	292	821	2019
Ethylene (4)(6)	1,642	215	634	514	279	2015
Benzene (5)(6)	3,760	388	1,496	1,216	660	2015
Oil Purchase agreements for Refinery (6)	555	420	135	—	—	2010
Gas transportation capacity with TGS (3)	738	123	246	246	123	2014
Gas purchase agreements for Genelba (6)	14	14	—	—	—	2009

Pension Plan	140	14	26	27	73

Total	18,127	5,512	4,720	3,356	4,539

Sales Obligations
Natural gas	2,036	330	557	549	600	2018
Styrene	492	166	202	124	—	2013
Electric power	846	156	224	362	104	2014
LPG	276	86	97	62	31	2015
Oil sale agreement	771	771	—	—	—	2009

Total	4,421	1,509	1,080	1,097	735

(1)	Net of transportation capacity sold to third parties

(2)	Estimated average price US$ 3.63 per barrel.

(3)	Estimated price P$0.11 million per millon of cubic meters.

(4)	Estimated average price US$1087 per ton. Contractual prices are ind US Dollars. Peso amounts translated using exchange rate as of December 31, 2008.

(5)	Estimated price US$ 895 per ton. Contractual prices are ind US Dollars. Peso amounts translated using exchange rate as of December 31, 2008.

(6)
Prices are generally determined by formulas based on future market prices Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2008 and may not reflect actual future prices of these commodities. Accordingly, the peso amounts provided in the this table with respect to these obligations are provided for ilustrative purpose only.

Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of december 31, 2008 and may reflect actual future prices of these commodities. Accordingly, the peso amounts provided in the this table with respect to these obligations are provided for illustrative purpose only.

The following table sets forth volume information with regard to the commitments under commercial contracts, for the years indicated below, as of December 31, 2008.

	Obligations by period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years
Purchase Obligations
Ship or pay agreement with OCP (in million of barrels)	113	14	18	23	58
Ethylene (in thousands of tons)	438	72	144	144	78
Benzene (in thousands of tons)	1,218	201	400	400	217
Oil Purchase agreements for Refinery (in millon of barrels)	4	3	1	—	—
Gas transportation capacity with TGS (in millon of cubic meters)	6,570	1,095	2,190	2,190	1,095
Gas purchase agreements for Genelba (in million of cubic meters)	65	65	—	—	—

Sales Obligations
Natural gas (in millions of cubic meters)	11,678	2,249	3,276	3,276	2,877
Styrene (in thousands of tons)	237	84	102	51	—
Electric power (in GWh)	3,526	1,155	1,071	1,091	209
LPG (in thousands of tons)	453	171	174	54	54
Oil sale agreement (in millions of barrels)	5	5	—	—	—
14. Capital stock
As of December 31, 2008, the Company’s capital stock totaled 1,009,618,410 Class B shares fully subscribed, issued, paid-in, registered and authorized for public trading.
Changes in capital stock in the last three years:

	December 31,
	2008	2007	2006
Common shares of 1 vote and nominal value of P$1 per share	1.010	1.010	1.010

Pursuant to a resolution adopted by Class A and B Shareholders at the Special Meetings held on March 28, 2008, “Class A” shares were converted into “Class B” shares. Consequently, as from that date, the Company’s capital stock is represented only by Class B shares.

15. Other receivables, other liabilities, other operating expenses, net, other (expenses) income, net and supplemental cash flow information

	2008		2007
	Current	Non-current	Current	Non-current
a) Other receivables

Joint ventures	44	—	33	—
Related companies (Note 17)	275	3	1,621	5
Dividends receivable	60	—	—	—
Tax credits	907	206	482	447
Deferred tax assets	—	1,054	—	909
Advisory services to other companies	—	—	3	—
Receivables from the sale of companies (Note 8.III)	33	—	133	—
Expense refunds	55	8	65	7
Prepaid expenses	140	11	255	25
Credit for new projects in the mixed companies in Venezuela (Note 5)	—	305	279	—
Guarantee deposits	12	16	7	—
Commercial agreements	—	—	—	—
Allowance for other receivables and tax credits (Note 12)	—	(1,101)	(279)	(753)
Other	67	20	59	17

	1,593	522	2,658	657

	2008		2007
	Current	Non-current	Current	Non-current
b) Other liabilities

Related companies (Note 17)	50	—	15	—
Advanced collections	101	103	64	55
Expenses allowance — Environmental remediation	46	66	38	64
Joint ventures	9	—	35	—
Extension of production concessions (Note 5)	56	—	—	—
Litigation and fines accrual	118	—	101	—
Third party collection	15	—	12	—
Asset retirement obligation (Note 5)	—	308	—	170
Other	135	17	40	18

	530	494	305	307

	2008	2007	2006
c) Other operating expenses, net

Advisory services to other companies	40	46	48
Environmental remediation expenses	—	(17)	(5)
Taxes on bank transactions	(146)	(121)	(98)
Contingencies	(42)	(24)	(24)
Oil transportation agreement with OCP	(174)	(155)	(178)
Fundopem (1)	80	70	46
Edesur — Memorandum of agreement	—	85	—
Commercial claims resolution	—	—	75
Amendment to Ecuador’s Hydrocarbons Law	—	(44)	—
Allowance for other tax credit	—	(15)	(1)
Other	13	(1)	2

	(229)	(176)	(135)

(1)
Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the Brazilian state of Rio Grande do Sul provides to companies located there.

	2008	2007	2006
d) Other (expenses) income, net

Gain from the financial debt repurchase (Note 9.IV)	57	—	—
Reversal of the allowance for impairment of fixed assets in Argentina (Nota 25.a)	121	—	—
Termination Agreement of Block 31 (Note 5)	(31)	—	—
Gain from the sale of the 40% of Block 18 (Note 5)	(28)	—	—
Gain from the sale of Hidroneuquén S.A. (Note 8.III)	—	23	—
Gain from the sale of Petrobras de Valores de España S.L. (Note 8.III)	—	1,014	—
Gain from the sale of Yacylec S.A. (Note 8.III)	—	16	—
Gain from the sale of Petroquímica Cuyo S.A.I.C. (Note 8.III)	—	40	—
Gain from the sale of Petrobras Bolivia Refinación S.A. (Note 8.III)	—	44	—
Allowance for advances to partners in Venezuela	—	(41)	—
Net impairment of assets in Ecuador (Note 5)	—	(759)	—
Net impairment of assets in Venezuela (Note 5)	(154)	(214)	(6)
Seniat claim — Venezuela	—	—	(18)
Sales of oil and gas areas (Note 5)	—	62	85
Disposals of property, plant and equipment	—	(17)	(15)
Reversal of the allowance for impairment of investments — Hidroneuquén S.A.	—	—	10
Reversal of the allowance for impairment of investments — Enecor S.A.	—	5	6
Reversal of the allowance for impairment of investments — Citelec S.A.	—	—	23
Other, net	(58)	(42)	14

	(93)	131	99

	2008	2007	2006
e) Supplemental cash flow information

Cash	492	98	86
Time deposits and mutual funds	979	1,069	1,264

Cash and cash equivalent at the end of the year	1,471	1,167	1,350

16. Social benefits and other payroll benefits
a) Defined contribution plan
Supplementary pension plan
In November 2005, Petrobras Energía’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Energía makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.
In the years ended December 31, 2008, 2007 and 2006, Petrobras Energía recorded losses of 8, 7 and 3, respectively, attributable to such benefits.
b) Defined benefit plan
Indemnity plan
This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year working at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory fund
This is a defined benefit plan for employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.
The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.
The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Accordingly, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America. The Bank of New York Mellon is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to choice to use it, in which case it would have to notify the trustee thereof.
As of December 31, 2008, 2007 and 2006 the most relevant actuarial information on the defined-benefits pension plans are as follows:

	2008	2007	2006

Change in benefit obligation
Benefit obligation at the beginning of the year	176	161	99
Service cost	4	3	2
Interest cost	23	21	16
Actuarial loss	(3)	1	15
Benefits paid	(9)	(10)	(7)
Unrecognized prior service cost	—	—	36

Benefit obligation at the end of the year	191	176	161

Change in plan assets
Fair value of plan assets at the beginning of the year	31	35	40
Return on plan assets	3	3	2
Contributions made	17	—	—
Benefits paid	(7)	(7)	(7)

Fair value of plan assets at the end of the year	44	31	35

	2008	2007	2006
Reconciliation of funded (unfunded) status
Unfunded status at the end of the year	(147)	(145)	(126)
Unrecognized prior service cost	36	38	41
Unrecognized actuarial loss	45	52	53

Net liability recognized	(66)	(55)	(32)

	2008	2007	2006

Components of net periodic benefit cost
Service cost	4	3	2
Interest cost	23	21	16
Return on plan assets	(3)	(3)	(2)
Amortization of actuarial gain and losses and unrecognized prior service cost	5	4	2

Net periodic benefit cost	29	25	18

Weighted-average assumptions
Discount rate	4%	4%	4%
Rate of return on plan assets	6%	6%	6%
Rate of compensation increase	2%	2%	2%
c) Stock option plan
The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.
As part of this program, Petrobras Energía’s Board of Directors approved Plans for the year 2001 (“2001 Plan”) and 2000 (“Plan 2000”) focused on senior officers of the Company. Both plans consisted in granting the right to exercise certain options to receive Petrobras Energía Participaciones S.A. shares or its cash equivalent, as described below:
2001 Plan
i.
5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Energía Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for the same number of shares (“appreciation rights”).

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

2000 Plan
i.
3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Energía Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

ii.	352,347 options to receive the same number of shares at no cost to the beneficiary. These options may be exercised as from May 29, 2004 (“full value”).
The term to exercise both options expired on May 29, 2006. The options exercised corresponding to the appreciation right amounted to 2,873,037 and those corresponding to full value totaled 343,596, cancelled in both cases primarily in cash.

The cost of these plans was allocated on a proportional basis within the vesting years and adjusted in accordance with the listed price of the share. Accordingly, during the years ended December 31, 2007 and 2006 1 and 3 were charged to operating expenses.
The following table presents a summary of the status of the Company’s stock option plans:

	2007		2006
		Weighted -		Weighted -
		Average		Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at the beginning of the year	654,697	1.59	1,198,803	1.59
Exercised	(427,339)	1.64	(237,255)	1.60
Prescripted	(227,358)		(306,851)

Outstanding at the end of the year	—	—	654,697	1.59

Exercisable at the end of the year	—	—	654,697	1.59

17. Balances and transactions with related companies
Related party transactions are carried out in the ordinary course of our operations at market conditions. We believe that the terms of these transactions are comparable to those offered by or that could be obtained from non-related third parties.
Petrobras Energía has entered into several financing arrangements with subsidiaries of Petrobras.
In February 2008, Petrobras Energía loaned US$ 300 million to Petrobras Internacional Braspetro BV, a subsidiary of Petrobras, maturing in July 2008 and accruing interest at the one month LIBOR rate plus 0.15%. The loan was partially renewed at maturity. As of December 31, 2008 the outstanding balance on the loan totaled US$120 million.
In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is the ownership of 99.79% of the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional Braspetro B.V. in the amount of US$423.3 million plus a contingent compensation to be defined between the parties in the event of a commercial discovery in the Kinteroni prospect in Lote 57. As a result of this transaction, Petrobras Energía recognized a gain of P$1,014 million as of December 31, 2007. In accordance with the terms and conditions of the relevant stock purchase agreement, the parties agreed to share control over defining and establishing the operating and financial policies of PVIE. (see Notes 8.III and 24.a).
In November 2007, Petrobras Energía sold 73.15% of its rights and obligations in the Bajada del Palo area to Petrolera Entre Lomas S.A. (see Note 5)
In 2007, Petrobras Energía issued US$300 million Class S Bonds under the US$2.5 billion Global Program. Payments under the Class S Bonds are supported by a standby purchase agreement provided by Petrobras (See Note 9.I).
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
In 2005, Petrobras Energía entered into a US$200 million loan facility with Petrobras Internacional Braspetro BV. This loan has a term of ten years and bears interest at an annual interest rate of 7.22%, plus taxes. The proceeds of this loan were used to partially prepay Classes K and M Bonds. This loan can be prepaid at any time without penalties.
In addition, during the course of business, Petrobras Energía imports and exports crude oil and related oil products with Petrobras subsidiaries, mainly with Petrobras International Finance Co.
Brasken, an affiliate of Petrobras, formerly known as Copesul, supplies Innova with the benzene and ethylene necessary for ethylbenzene production.

Outstanding balances with related parties as of December 31, 2008 and 2007, are as follows:

	2008
	Current						Non-current
		Trade	Other	Accounts	Other		Other		Accounts
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	Payable	Loans

Oleoducto de Crudos Pesados Ltd.	—	—	—	2	—	—	—	136	—	—
Transportadora de Gas del Sur S.A.	—	23	2	31	—	—	—	—	—	—
Refinería del Norte S.A.	—	28	1	19	—	—	—	—	—	—
Petrobras International Finance Co.	—	25	2	33	—	—	—	—	—	—
Petróleo Brasileiro S.A. —Petrobras	—	8	1	60	12	—	—	—	—	—
Petrolera Entre Lomas S.A.	—	—	—	18	—	—	—	—	26	—
Propyme SGR	—	—	—	—	—	—	—	5	—	—
Petrobras Internacional — Braspetro B.V.	414	—	194	—	31	18	—	—	—	688
Petrobras de Valores Internacional de España S.L. (1)	5	—	59	—	—	58	—	—	—	—
Petrobras Energía Participaciones S.A.	46	—	—	—	—	—	—	—	—	—
Other	—	11	16	1	7	—	3	6	—	—

Total	465	95	275	164	50	76	3	147	26	688

(1)	It corresponds to the balance generated by proportional consolidation of Petrobras de Valores International de España S.L. (Note 8.III)

	2007
	Current						Non-current
		Trade	Other	Accounts	Other		Other		Accounts
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	Payable	Loans

Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	—	133	—	—
Transportadora de Gas del Sur S.A.	—	4	4	5	—	—	—	—	—	—
Refinería del Norte S.A.	—	9	5	10	—	—	—	—	—	—
Petrobras International Finance Co.	—	85	—	28	—	—	—	—	—	—
Petróleo Brasileiro S.A. —Petrobras	—	3	2	59	11	—	3	—	—	—
Petrolera Entre Lomas S.A.	—	—	—	49	—	—	—	—	22	—
Propyme SGR	—	—	—	—	—	—	—	6	—	—
Petrobras Internacional — Braspetro B.V.	—	—	1,492	—	—	178	—	—	—	630
Compañía Mega S.A.	—	—	12	—	—	—	—	—	—	—
Petrobras Transporte S.A. — Transpetro	—	—	—	79	—	—	—	—	—	—
Petrobras de Valores Internacional de España S.L. (1)	—	—	96	—	—	128	—	—	—	—
Petrobras Energía Participaciones S.A.	38	—	—	—	—	—	—	—	—	—
Other	—	5	10	3	4	—	2	4	—	—

Total	38	106	1,621	233	15	306	5	143	22	630

(1)	It corresponds to the balance generated by proportional consolidation of Petrobras de Valores International de España S.L. (Note 8.III)
Main transactions with affiliates for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Oleoductos del Valle S.A.	18	—	21	—	23	—
Transportadora de Gas del Sur S.A.	153	165	108	35	40	34
Refinería del Norte S.A.	93	43	91	5	132	53
Petrobras International Finance Co.	224	2,072	426	1,942	101	1,428
Petroquímica Cuyo S.A.I.C.	—	71	—	5	—	—
Petrolera Entre Lomas S.A.	478	1	454	1	440	1
Petróleo Brasileiro S.A. —Petrobras	108	20	95	17	102	14
Petrobras Bolivia Refinación S.A.	—	—	—	10	—	33
Brasken (Ex Copesul)	1,252	—	1,247	—	1,032	—
Compañía Mega S.A.	—	5	—	—	—	—
Petrobras Uruguay Distribución S.A.	—	15	—	—	—	—
Petroquímica Cuyo S.A.	—	—	—	—	—	33
Petrobras Transporte S.A. — Transpetro	—	—	79	—	—	—
Petrobras Paraguay Refinación Ltd.	—	—	—	95	—	42

Total	2,326	2,392	2,521	2,110	1,870	1,638

18. Business segments and geographic consolidated information
The Company’s business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:
a)	Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.
b)
Refining and Distribution, including the Company’s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network, the Company’s equity interests in Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A. (Note 8.III) and, as from this year, the commercialization of the oil produced in Argentina.

c)	Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brazil plants and its equity interest in Petroquímica Cuyo S.A.I.C. (Note 8.III).
d)
Gas and Energy, comprising the Company’s operations of sale of the gas produced in Argentina and the liquefied petroleum gas brokerage and trading activities, its interest in Transportadora de Gas del Sur S.A., the operations of electricity generation in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Enecor S.A., Citelec S.A. and Yacylec S.A. (Note 8.III).

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are disclosed together.
The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.
As from the current fiscal year, the commercialization of products among the different business units has been subject to a series of changes. As a result, the Refining and Distribution business segment commercializes the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.
The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company’s management:

	2008
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Total assets	10,185	3,066	2,257	5,985	1,637	23,130
Total liabilities	2,509	1,344	858	3,124	5,418	13,253

	2007
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Total assets	8,354	2,937	2,059	5,314	2,730	21,394
Total liabilities	2,283	1,060	803	2,805	5,153	12,104

	2008
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	2,233	6,684	3,420	2,838	—	15,175
Inter-segment	2,507	258	55	155	(2,975)	—

	4,740	6,942	3,475	2,993	(2,975)	15,175
Cost of sales	(2,478)	(6,649)	(2,762)	(2,108)	2,997	(11,000)

Gross profit	2,262	293	713	885	22	4,175

Administrative and selling expenses	(237)	(475)	(439)	(275)	(330)	(1,756)

Exploration expenses	(238)	—	—	—	—	(238)

Other operating (expenses) income, net	(207)	11	65	10	(108)	(229)

Operating income (loss)	1,580	(171)	339	620	(416)	1,952

Equity in earnings of affiliates	311	(6)	—	—	—	305

Other	(532)	(73)	(180)	(279)	(417)	(1,481)

Net income (loss)	1,359	(250)	159	341	(833)	776

	2007
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	2,381	5,535	3,018	2,524	—	13,458
Inter-segment	2,243	291	45	147	(2,726)	—

	4,624	5,826	3,063	2,671	(2,726)	13,458
Cost of sales	(2,482)	(5,744)	(2,676)	(1,925)	2,716	(10,111)

Gross profit (loss)	2,142	82	387	746	(10)	3,347

Administrative and selling expenses	(284)	(374)	(351)	(211)	(243)	(1,463)

Exploration expenses	(172)	—	—	—	—	(172)

Other operating (expenses) income, net	(206)	(22)	56	118	(122)	(176)

Operating income (loss)	1,480	(314)	92	653	(375)	1,536

Equity in earnings of affiliates	80	75	21	—	—	176

Other	(346)	50	118	(329)	(443)	(950)

Net income (loss)	1,214	(189)	231	324	(818)	762

	2006
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	2,653	4,262	2,447	2,383	—	11,745
Inter-segment	2,128	269	43	115	(2,555)	—

	4,781	4,531	2,490	2,498	(2,555)	11,745
Cost of sales	(2,094)	(4,692)	(2,068)	(1,792)	2,584	(8,062)

Gross profit	2,687	(161)	422	706	29	3,683

Administrative and selling expenses	(313)	(313)	(292)	(170)	(193)	(1,281)

Exploration expenses	(117)	—	—	—	—	(117)

Other operating (expenses) income, net	(78)	6	32	1	(96)	(135)

Operating income (loss)	2,179	(468)	162	537	(260)	2,150

Equity in earnings of affiliates	89	114	15	1	—	219

Other	(411)	15	(8)	(221)	(328)	(953)

Net income (loss)	1,857	(339)	169	317	(588)	1,416

The following information shows total assets, net sales and operating income (loss) by geographic area.

	2008
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long lived assets	11,633	2,816	276	1,000	641	127	64	—	16,557
Rest of assets	5,727	107	—	63	360	154	162	—	6,573

Total assets	17,360	2,923	276	1,063	1,001	281	226	—	23,130

Net sales	11,453	—	139	965	1,645	1,089	35	(151)	15,175
Operating income (expenses)	800	(12)	84	392	98	623	(33)	—	1,952

	2007
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long lived assets	10,400	2,624	251	764	511	120	10	—	14,680
Rest of assets	5,110	118	—	88	468	318	612	—	6,714

Total assets	15,510	2,742	251	852	979	438	622	—	21,394

Net sales	10,063	—	127	1,101	1,457	873	25	(188)	13,458
Operating income (expenses)	781	(8)	31	500	67	166	(1)	—	1,536

	2006
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Net sales	8,751	312	207	902	1,215	652	14	(308)	11,745
Operating income (expenses)	1,132	186	45	446	54	287	1	(1)	2,150

19. Controlling Group
Petrobras Energía Participaciones S.A. is the parent company of Petrobras Energía S.A., with an ownership interest of 75.82%. Petróleo Brasileiro S.A. — PETROBRAS (“Petrobras”), through Petrobras Participaciones S.L., a wholly owned subsidiary, is the controlling shareholder of Petrobras Energía Participaciones S.A., with an ownership interest of 58.6%.
Additionally, Petrobras Participaciones S.L. owns 22.8% of Petrobras Energía’s capital stock.
Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.
20.	Summary of significant differences between accounting principles followed by the Company and US GAAP and summary of new US GAAP accounting pronouncements not yet adopted
The Company’s financial statements have been prepared in accordance with Argentina GAAP, which differ in certain respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements (which are the amounts included in the reconciliation from Argentina GAAP to US GAAP, in Note 21), as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission. The main differences relate to the items described below.
A — Explanation of the main differences included in the reconciliation from Argentina GAAP to US GAAP, corresponding to Petrobras Energía, subsidiaries and companies under joint control
1. Deferred charges
Under Argentina GAAP, costs such as organizational and pre-operating expenses may be deferred and amortized over the resulting period of benefit, under certain circumstances.
For US GAAP purposes these amounts are expensed as incurred.
2. Debt refinancing costs
Under Argentina GAAP, unamortized deferred costs related to debt issuance are charged to expense when such debt is restructured, while costs related to the new debt are capitalized and amortized on a straight — line basis.
Under US GAAP, SFAS No. 15, SFAS No. 140 and related EITF issues require the Company to continue amortizing the costs related to the old debt, if the debt restructuring is not considered to be an “extinguishment”, as is the case of the debt restructuring of the Company, and charge the restructuring direct costs to expense.
3. Pension plan obligations
Recognition of pension plan obligations under Argentina and US GAAP is essentially the same, except for the fact that under Argentina GAAP the recognition of the over or under funded status is not required.
4. Foreign currency translation
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
5. Discounting of certain receivables and liabilities
Under Argentina GAAP, certain receivables and liabilities which are valued on the basis of the best possible estimate of the amount to be collected or paid, are required to be discounted using an estimated rate at the time of the initial measurement.
Under US GAAP, receivables and liabilities arising from transactions with customers and suppliers in the normal course of business, which are done in customary trade terms not exceeding one year, are generally accounted for at their nominal value, including accrued interest, if applicable.
6. Guarantor’s accounting for guarantees
Under US GAAP, FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee.
Under Argentina GAAP the recognition of an initial liability is not required.
7. Accounting for inventories
Under Argentina GAAP, inventories must be accounted for at reproduction or replacement cost or, in other words, at the price the Company would pay at any given time to replace or reproduce such inventory, whereas under US GAAP, inventories are accounted for at the lower of cost or market value.
8. Accounting for business combinations
a) Petrobras Energía share exchange offer
Petrobras Energía Participaciones acquired control of Petrobras Energía on January 25, 2000 as a result of an exchange offer pursuant to which Petrobras Energía Participaciones issued 1,504,197,988 Class B shares, with one vote per share, in exchange for 69.29% of Petrobras Energía’s outstanding capital stock, thereby increasing its ownership interest in Petrobras Energía to 98.21%.
Under Argentina GAAP, the accounting practice enforced in 2000 fiscal year for non-monetary exchange of shares was to recognize net assets at book value. Accordingly, issued shares of Petrobras Energía Participaciones were subscribed and accounted for at the book value of Petrobras Energía’s shares exchanged.
Under US GAAP, the exchange offer was accounted for under the purchase method. The purchase price of 6,766, calculated based upon the market price of Petrobras Energía’s common stock, has been allocated to the identifiable assets acquired and liabilities assumed based upon their fair value as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired has been reflected as goodwill. Therefore, the US GAAP shareholders’ equity reconciliation reflects the additional purchase price of Petrobras Energía’s capital stock, and the net income reconciliation reflects the incremental depreciation, depletion, amortization, effective interest rate of liabilities, and when applicable, the relevant impairment charges, and the related effects on the deferred income tax, as a result of push down accounting the purchase price allocation mentioned above.
Beginning in 2003, pursuant to CNV Resolution No. 434, Argentina GAAP adopted the purchase method or the pooling of interests method, depending on the circumstances. However, such new standards were not applied on a retroactive basis.

b) Purchase price allocation of Eg3 S.A. and Petrolera Santa Fe S.R.L.
On January 21, 2005, the Special Shareholders’ Meeting of Petrobras Energía, Eg3 S.A. (“Eg3”) and Petrobras Argentina S.A. (“PAR”), and the Special Partners’ Meeting of Petrolera Santa Fe S.R.L. (“PSF”), in their respective meetings, approved the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without being liquidated. The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies were considered incorporated into Petrobras Energía. On March 3, 2005, the final merger agreement was subscribed. On June 28, 2005, the CNV (Argentine Securities Commission) approved the merger and authorized the public offering of Petrobras Energía’s shares. On September 16, 2005, the merger was registered in the Public Registry of Commerce.
As the result of the merger, (a) Petrobras, owner of a 99.6% equity interest in EG3 and 100% equity interest in PAR and PSF through its subsidiary Petrobras Participaciones SL, received, through such subsidiary, 229,728,550 new shares of class B stock in Petrobras Energía, with a nominal value of P$1 each and entitled to one vote per share, representing 22.8% of Petrobras Energía’s capital stock, and (b) Petrobras Energía Participaciones’ ownership interest in Petrobras Energía decreased from 98.21% to 75.82%. After the merger, the new capital stock of Petrobras Energía was set at 1,010,618,410 Class B shares.
Petrobras Energía recorded the effects of the corporate reorganization in accordance with the pooling-of-interest method. According to this method, the assets, liabilities and components of the shareholders’ equity of the transferring entities were recognized in the combined entity based on their carrying amounts as of the effective merger date.
As a result of the merger between Petrobras Energía, Petrolera Santa Fé S.R.L, Eg3 S.A. and Petrobras Argentina S.A., the reconciliation to US GAAP includes adjustments to Property, plant and equipment as of December 31, 2008 and 2007, respectively, that corresponds to the purchase price allocation derived from the excess of the acquisition price over the book values (allocated values) that were originally recorded in Eg3 S.A. and Petrolera Santa Fé S.A. as push down accounting when such companies were acquired by Petrobras, the Company’s controlling shareholder, in 2001 and 2002.
Under Argentina GAAP, push down accounting (as the term is defined by US GAAP) is not required.
9. Impairment of goodwill, property, plant and equipment and equity in affiliates
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

Impairment of goodwill, property, plant and equipment recorded under US GAAP in the year ended December 31, 2006:
The company performs the impairment test of goodwill, following the method established under SFAS 142. In the year ended December 31, 2006, under US GAAP, the Company recorded an impairment charge of 70 (before the effect of income taxes) to write off the allocated purchase price of goodwill, and equity in affiliates (43 and 27, respectively) originated in the business combination described in 8.a) above.
The impairment of goodwill in the US GAAP Summarized Consolidated data in Note 21 was allocated to the Other Operating expenses, net caption.
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

c)	Method of calculating impairment related to property, plant and equipment.
Under Argentina GAAP the book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the recoverable value in use. From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets.
Under US GAAP the book value of a long-lived asset is adjusted to its fair value if its carrying amount exceeds the undiscounted value in use.
Following this guidance, in the reconciliation to US GAAP, impairment charges and the related effect on depreciation of property, plant and equipment recorded under Argentina GAAP were reversed since under US GAAP the carrying amount did not exceed the undiscounted value in use.

The reconciliation of net income from Argentina GAAP to US GAAP for the year ended December 31, 2008 includes a loss of 352 mainly related to: (i) the write-off of the remaining carrying value under US GAAP (higher than the Argentina GAAP figure as it had not been affected by an impairment charge in 2007) of the property, plant & equipment related to Block 31, returned to Ecuador during the year (See Note 5, Operations in Ecuador), and (ii) the elimination of the gain recorded under Argentina GAAP to reverse an impairment charge recorded in prior years on assets located in Argentina that, considering the difference in the calculation method described above, was not recorded for US GAAP purposes.
The reconciliation of net income from Argentina GAAP to US GAAP for the year ended December 31, 2007 includes a gain of 210 related to the difference between both GAAPs in the book value of the property, plant & equipment related to Block 31, which, considering the difference in the calculation method described above, was impaired in 2007 for Argentina GAAP purposes but not under US GAAP.
The above mentioned adjustments were allocated to the Other Operating expenses, net caption in the US GAAP Summarized Consolidated data included in Note 21.
10. Income taxes
Represents the effect of deferred income tax over each US GAAP adjustment, when applicable.
11. Proportional consolidation
Under Argentina GAAP, an investor is required to proportionally consolidate line by line its financial statements with the financial statements of the companies in which it exercises joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, share the power to define and establish a company’s operating and financial policies on the basis of written agreements. In the consolidation of companies over which an investor exercises joint control, the amount of the investment in the company under joint control and the interest in its income (loss) and cash flows are replaced by the investor’s proportional interest in the company’s assets, liabilities, income (loss) and cash flows. Under the joint control of the Company are Distrilec, CIESA, and, as from December 31, 2007, PVIE.
Under US GAAP, interests in companies over which the investor exercises joint control are accounted for by the equity method and no proportional consolidation is allowed. However, pursuant to the SEC’s rules, differences in classification or presentation that result from using proportionate consolidation in the reconciliation to US GAAP, may be omitted if certain requirements are met. Such requirements are met by Distrilec and since December 31, 2007 by PVIE but not by CIESA. The proportional consolidation of CIESA for the years ended December 31, 2008, 2007 and 2006 under Argentina GAAP has been reversed for purposes of the US GAAP reconciliation and in the additional disclosures included in Notes 21 and 22.
12. Sale of non-current assets to related parties
Under US GAAP, results on sales of non-current assets to related parties under common control are considered as a capital (dividend) transaction. Under Argentina GAAP, results on sales of non-current assets are recognized in the statement of income.
Consequently, in the year ended December 31, 2007, the reconciliation to US GAAP includes the reversal of gains recorded under Argentina GAAP, which were recorded as an increase in Additional Paid in Capital for US GAAP purposes.
These transactions with related parties under common control correspond to the following transactions (i) sale of 73.15% of Petrobras Energia’s rights and obligations in the Bajada del Palo area to Petrolera Entre Lomas S.A., and (ii) sale of 40% of Petrobras Energía’s equity interest in PVIE to Petrobras Internacional Braspetro B.V. (See Notes 5, 8.III and 17).
13. Minority interest
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
As of December 31, 2008 and 2007 the Company recorded capitalized foreign exchange differences losses of CIESA.
Under US GAAP, foreign currency exchange gains or losses are recognized in the statement of income.
2) Minority Interest
An adjustment to record the effect of all US GAAP adjustments attributable to minority interests in consolidated subsidiaries of our equity in affiliates has been recorded.
3) Income taxes
Represents the effect of deferred income tax over each US GAAP adjustment, when applicable.
In addition, the recognition of a deferred tax asset or liability for differences related to assets and liabilities that, under FAS 52 Foreign Currency Translation, are remeasured from the local currency into the functional currency using historical exchange rates and that result from change in exchange rates or indexing for tax purposes is not allowed for US GAAP purposes. However, under Argentina GAAP recognition of a deferred tax liability or asset for those temporary differences is allowed.
4) Troubled debt restructuring of TGS and Transener.
On December 15, 2004 and on June 30, 2005, TGS and Transener respectively concluded their debt restructuring processes.
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
As our interest in Citelec was sold in December 2007, the above-mentioned reconciling items were charged against Sale of Companies in the Reconciliation of net income to US GAAP for the year ended December 31, 2007.
C — Presentation
Major reclassifications to adjust the Argentina GAAP presentation to conform to U.S.GAAP, are as follows:
1) Classification of impairment losses
Under Argentina GAAP, impairment losses on property, plant and equipment are generally presented in the income statement as non-operating expenses.
US GAAP requires such losses to be presented as operating expenses. Therefore, impairment losses recognized under Argentina GAAP and additional impairment losses recognized under US GAAP are included in the Operating income (loss) subtotal of the US GAAP Consolidated income data presented in Note 21.
2)	Balance sheet classification differences related to deferred income tax assets (liabilities)
Under Argentina GAAP, net deferred tax assets (liabilities) are to be classified as non-current assets (liabilities).

Under US GAAP, the Company applied the provisions contained in SFAS No. 109, “Accounting for income taxes”. Such statement states that in a classified statement of financial position, an enterprise should separate deferred tax liabilities and assets into a current amount and a non-current amount. To such extent, deferred tax liabilities and assets should be classified as current or non-current based on the classification of the related asset or liability for financial reporting. In addition, a deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carryforwards, shall be classified according to the expected reversal date of the temporary difference.
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
D — Other
1) Restatement of financial statements for the effects of inflation
The reconciliation to US GAAP does not include any adjustment to eliminate the effects of inflation required under Argentina GAAP (see Note 2.c), as they are also permitted by Regulation S-X of the SEC.
E — New accounting standards and developments under US GAAP not yet adopted
FASB Statement No. 141 (revised 2007), Business Combinations (“SFAS 141-R”)
In December 2007, the FASB issued SFAS 141-R, which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date to be measured at their respected fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowance and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosure requirements. The impact of the application of SFAS 141-R on the consolidated financial statements will depend on new business combinations arising during 2009 and thereafter.
FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”)
In December 2007, the FASB issued SFAS 160 that establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in the consolidated net income on the face of the income statement. Certain changes in a parent’s ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any non-controlling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company’s presentation of the consolidated statement of income and balance sheet will be significantly changed by the application of SFAS 160.

FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”).
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133 and is intended to provide users of financial statements with an enhanced understanding of (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations. The Company does not expect any material impact derived from the application of this pronouncement, other than additional disclosures.
Codification of GAAP
On July 1, 2009, FASB is expected to issue FASB Accounting Standards Codification™ (ASC) as authoritative. At this time, it will become the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC).
On March 27, 2009, FASB released an exposure draft to replace FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. The comment period ended May 8, 2009 and the effective date of the standard is expected to be July 1, 2009, which coincides with the effective date of FASB ASC. The proposed statement establishes FASB ASC as the source of authoritative GAAP to be applied by nongovernmental entities. All guidance contained in FASB ASC carries an equal level of authority.
Once the proposed statement is effective, the GAAP hierarchy is essentially reduced to two levels, one that is authoritative and one that is not. Exceptions include rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants, and certain grandfathered guidance having an effective date before March 15, 1992.
FASB Statement No. 165, Subsequent Events (“SFAS 165”)
In June 2009, the FASB issued FASB Statement No. 165, Subsequent Events (“SFAS 165”). SFAS 165 establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 will be effective for interim or annual financial periods ending after June 15, 2009.
FASB Staff Position FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-than-Temporary Impairments
On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2. This new guidance requires that credit-related other-than-temporary impairment (OTTI) on securities not expected to be sold be recognized in earnings and noncredit-related OTTI be recognized in other comprehensive income. These pronouncements are effective for reporting periods ending after June 15, 2009. The Company does not expect the adoption of these pronouncements to have a material effect on its consolidated financial statements.
Modernization of Oil and Gas Reporting
In December 2008, the SEC released the final rule for “Modernization of Oil and Gas Reporting” (the “Modernization Rule”). A significant change as a result of the Modernization Rule relates to the calculation of reserves. The Modernization Rule disclosure requirements will permit reporting of oil and gas reserves using an average price based upon the prior 12-month period rather than year-end prices, and the use of new technologies to determine proved reserves, if those technologies have been demonstrated to result in reliable conclusions about reserves volumes. Companies will also be allowed to disclose probable and possible reserves in SEC filed documents. In addition, companies will be required to report the independence and qualifications of its reserves preparer or auditor and file reports when a third party is relied upon to prepare reserves estimates or conduct a reserves audit. The Modernization disclosure requirements will become effective for the Company’s Form 20-F for the year ended December 31, 2009.
FASB Statement No. 166, Accounting for Transfers of Financial Assets (“SFAS 166”)
In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of Statement No. 140”, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. We are currently evaluating the impact of adoption of SFAS 166 on our consolidated financial position or results of operations.

FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”)
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the impact of adoption of SFAS 167 on our consolidated financial position or results of operations.
F — Recently adopted accounting pronouncements
FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)
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
In February 2008, the FASB issued FSP 157-1. This FSP excludes FASB Statement No. 13, Accounting for Leases, and its related interpretative accounting pronouncements from the provisions of SFAS 157, except for leasing transactions arising from business combinations. FSP 157-1 became effective on January 1, 2008. with no impact on the consolidated financial statements of the Company.
Also in February 2008, the FASB issued FASB Staff Position (FSP) 157-2, “Effective Date of FASB Statement No. 157”, which became effective on January 1, 2008. This FSP delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until January 1, 2009.
In October 2008, the FASB issued FASB Staff Position 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”. FSP 157-3 clarifies the application of SFAS 157, which the Company adopted as of January 1, 2008, in cases where a market is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.
The Company implemented SFAS 157 as from January 1, 2008 with no material impact on the financial statements, other than additional disclosures that were incorporated in Note 22 to these consolidated financial statements.
FASB Statement No.159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”)
In February 2007, the FASB issued SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 became effective for the Company on January 1, 2008 with no impact on its consolidated financial statements.

21. Reconciliation of net income and shareholders’ equity to US GAAP
The following is a summary of the significant adjustments to net income for the years ended December 31, 2008, 2007 and 2006, and the shareholders’ equity as of December 31, 2008 and 2007, which would be required if US GAAP had been applied instead of Argentina GAAP in the Company’s financial statements.
Reconciliation of net income to US GAAP

	2008	2007	2006
Net income under Argentina GAAP	776	762	1,416
US GAAP adjustments:
Foreign currency translation adjustment (Note 20.A.4)	26	9	7
Amortization of deferred charges (Note 20.A.1)	—	—	7
Debt refinancing costs (Note 20.A.2)	3	2	3
Depreciation of Property Plant & Equipment
Business combination (Note 20.A.8)	(27)	(33)	(14)
Impairment (Note 20.A.9)	(23)	(12)	(19)
Other	(5)	(4)	(4)
Impairment of property plant & equipment (Note 20.A.9.c)	(352)	210	—
Fair value of liabilities (Note 20.A.8.a)	—	—	(1)
Impairment of goodwill (Note 20.A.9.a)	—	—	(43)
Discounted value of assets and liabilities (Note 20.A.5)	(35)	35	2
Effects of the sale of noncurrent assets to related parties (Note 20.A.12)	—	(1,072)	—
Minority interest (Note 20.A.13)	3	3	(2)
Guarantees (Note 20.A.6)	—	4	—
Inventories (Note 20.A.7)	91	(69)	10
Deferred income taxes (Note 20.A.10)	66	52	71
Other	(10)	(20)	—
US GAAP adjustments applicable to equity in earnings of affiliates
Deferred income taxes (Note 20.B.3)	(97)	(14)	(2)
Depreciation of property plant and equipment	(3)	(19)	(13)
Capitalized exchange losses (Note 20.B.1)	1	1	1
Impairment of Property Plant & Equipment (Note 20.A.9.a)	—	—	(27)
Minority interest (Note 20.B.2)	2	(6)	(1)
Reversal of equity in earnings of CIESA and Citelec (i) (Note 20. A. 11)	18	(15)	(100)
Sale of companies (Note 8.III)	—	135	—
Debt restructuring (Note 20.B.4)	—	31	11
Other	—	(4)	(7)

Total US GAAP adjustments	(342)	(786)	(121)

Net income (loss) under US GAAP	434	(24)	1,295

i)
This adjustment reverses the equity in earnings accounted for under Argentina GAAP and complements the effects of other US GAAP adjustments recognized in items listed above with respect to CIESA (2008, 2007 and 2006) and CITELEC (2006). As of December 31, 2008, 2007 and 2006, CIESA presented a deficit in shareholders equity under US GAAP, and therefore it was valued at zero. As of December 31, 2006 CITELEC was valued at 28 under US GAAP, which represents its book value as of the date when it was classified as held for sale. In the year ended December 31, 2007 our interest in CITELEC was sold (see Note 8.III) and as a result, a gain of 135 was recognized in the reconciliation of net income under US GAAP.

Earnings per share

	2008	2007	2006

Basic / Diluted earnings (loss) per share under US GAAP	0.430	(0.024)	1.282

Basic / Diluted earnings per share under Argentine GAAP
Class B	0.769	0.755	1.403
Number of shares -in millions (1)	1,010	1,010	1,010

(1)	Earnings (loss) per share are calculated based on the weighted average number of shares outstanding during the years ended December 31, 2008, 2007 and 2006.

Consolidated statement of comprehensive income and accumulated comprehensive income

	2008	2007	2006

Net income (loss) under US GAAP	434	(24)	1,295
Foreign currency translation (Note 20.A.4) Net change during the year	73	26	24
Deferred pension plan obligations (Note 20.A.3) Decrease (increase), net of tax	5	3	(8)

Total comprehensive income	512	5	1,311

Accumulated Other Comprehensive income (loss):
Amounts not recognized as net periodic pension costs, net of tax (Note 20.A.3)	(26)	(31)	(34)
Foreign currency translation (Note 20.A.4)	135	62	36
Adjustment to initially apply SFAS 158, net of tax	(28)	(28)	(28)

Total Accumulated Other Comprehensive Income (Loss)	81	3	(26)

Reconciliation of shareholders’ equity to US GAAP

	2008	2007

Shareholders’ equity under Argentina GAAP	8,947	8,430

US GAAP adjustments:

Debt refinancing costs (Note 20.A.2)	(2)	(5)
Pension plan obligations (Note 20.A.3)	(82)	(90)
Foreign currency translation (Note 20.A.4)	(47)	(53)
Property plant and equipment
Business combination (Note 20.A.8)	247	262
Impairment (Note 20.A.9.c)	(30)	325
Other	(1)	16
Other	(9)	(10)
Goodwill (Note 20.A.8.a and 21.A.9.a)	101	101
Discounted value of assets and liabilities (Note 20.A.5)	50	85
Inventories (Note 20.A.7)	(11)	(101)
Guarantees (Note 20.A.6)	(5)	(5)
Minority interest (Note 20.A.13)	10	7
Deferred income taxes (Note 20.A.10)	(1)	(61)
US GAAP adjustments applicable to equity in affiliates
Deferred income taxes (Note 20.B.3)	(140)	(43)
Property plant and equipment (Note 20.A.9.a)	1	(5)
Capitalized exchange losses (Note 20.B.1)	(26)	(29)
Minority interest (Note 20.B.2)	(18)	(20)
Reversal of equity in affiliates of CIESA (i) (Note 20. A. 11)	(90)	(108)
Other	(8)	(7)

Total US GAAP adjustments	(61)	259

Shareholders’ equity under US GAAP	8,886	8,689

i)
This adjustment reverses the equity in earnings accounted for under Argentina GAAP and complements the effects of other US GAAP adjustments recognized in items listed above with respect to CIESA. As of December 31, 2008 and 2007, CIESA presented a deficit in shareholders equity under US GAAP, and therefore it was valued at zero.

Description of changes in shareholders’ equity under US GAAP

	2008	2007	2006

Shareholders’ equity under US GAAP as of beginning of the year	8,689	7,786	6,502

Additional paid-in capital (Note 20.A.12)	—	1,084	—
Cash dividends	(315)	(186)	—
Other comprehensive income	78	29	17
Net income (loss) under US GAAP	434	(24)	1,295
Adjustment to initially apply SFAS 158	—	—	(28)

Shareholders’ equity under US GAAP as of the end of the year	8,886	8,689	7,786

US GAAP summarized consolidated data
The consolidated income data and the consolidated cash flows for the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheets as of December 31, 2008 and 2007, presented below have been adjusted to reflect the differences between US GAAP and Argentina GAAP discussed above, giving effect to differences in measurement methods and disclosures as previously discussed.
US GAAP consolidated income data

	Year ended December 31,
	2008	2007	2006

Sales	14,928	12,974	11,303
Less — taxes on sales and services	(543)	(262)	(218)

Net sales	14,385	12,712	11,085
Cost of sales	(10,417)	(9,651)	(7,713)

Gross profit	3,968	3,061	3,372
Administrative and selling expenses	(1,712)	(1,425)	(1,258)
Exploration expenses	(238)	(172)	(117)
Other operating expenses, net	(723)	(783)	(55)

Operating income	1,295	681	1,942
Equity in earnings of affiliates	208	164	151
Financial expenses and holding losses, net	(638)	(439)	(404)

Income before income taxes and minority interest	865	406	1,689
Income tax expense	(407)	(386)	(398)
Minority interest in subsidiaries	(24)	(44)	4

Net income (loss) for the year	434	(24)	1,295

US GAAP condensed consolidated balance sheet data

	2008	2007
Other receivables	1,649	2,692
Other current assets	4,300	3,433

Current assets	5,949	6,125

Investments	3,262	3,141
Property, plant and equipment	10,692	9,130
Other non-current assets	637	947

Total non-current assets	14,591	13,218

Total assets	20,540	19,343

Short-term debt (a) (b)	1,908	1,452
Other liabilities	3,152	2,545

Total current liabilities	5,060	3,997

Long-term debt	4,419	4,613
Other non-current liabilities	1,768	1,664

Total non-current liabilities	6,187	6,277

Total liabilities	11,247	10,274

Minority interest in subsidiaries	407	380
Shareholders’ equity	8,886	8,689

	20,540	19,343

a)	The weighted average annual interest rates for outstanding short-term borrowings were 5.22% and 5.84% as of December 31, 2008 and 2007, respectively.

b)	Includes 785 and 78 relating to current portion of long-term debt for the fiscal years ended December 31, 2008 and 2007, respectively.
US GAAP condensed consolidated cash flow data

	Year ended December 31,
	2008	2007	2006

Net cash provided by operations	1,842	1,549	2,558
Net cash used in investing activities	(1,156)	(1,581)	(1,965)
Net cash used in financing activities	(577)	(133)	(15)

(Decrease) Increase in cash	109	(165)	578
Effect of the exchange rate on cash	81	25	—
Cash and cash equivalent at the beginning of the year	971	1,111	533

Cash and cash equivalent at the end of the year under US GAAP	1,161	971	1,111

22. Additional financial statement disclosures required by US GAAP and the SEC
i)	Income taxes
The tax effect of the significant differences between the book value under US GAAP and the tax value of the Company’s assets and liabilities and tax loss carryforwards is as follows:

	2008	2007

Deferred tax assets

Tax loss carryforwards	409	301
Inventories	28	39
Property, plant and equipment	224	211
Reserve for contingencies	112	95
Equity interest in affiliates	83	83
Pension plan obligations	52	51
Other deferred tax assets, not individually significant	146	130

Total gross deferred tax assets	1,054	910
Less-Valuation allowance (2)	(772)	(636)

Total net deferred tax assets	282	274

Deferred tax liabilities

Prepaid expenses	(5)	(6)
Property, plant and equipment	(783)	(827)
Equity interest in affiliates	(349)	(319)
Other deferred tax liabilities, not individually significant	(28)	(24)

Total deferred tax liabilities	(1,165)	(1,176)

Net deferred tax liabilities	(883) (1)	(902)

(1)
The change in 2008 includes 11 related to the acquisition of the interests in Sierra Chata and Parva Negra (Note 5), and 24 and 3 attributable to the foreign exchange revaluation of deferred tax liabilities in foreign affiliates and Pension Plan adjustments, respectively, that were recorded in “Other Comprehensive Income”.

(2)
Management evaluates the recoverability of tax loss carryforwards and the remaining temporary differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis. Management believes that it is more likely than not that the Company will realize the benefits of the above-mentioned deductible differences and tax loss carryforwards, net of the existing valuation allowance as of December 31, 2008.

Net deferred tax liabilities as of December 31, 2008 and 2007 consist of:

	2008	2007

Current deferred income tax assets	61	66
Non-current deferred income tax assets	11	32
Non-current deferred income tax liabilities	(955)	(1,000)

Net deferred tax liabilities	(883)	(902)

The reconciliation of tax provision at the statutory rate to the tax provision for the years ended December 31, 2008, 2007 and 2006, computed in accordance with US GAAP, is as follows:

	2008	2007	2006

Income before income tax and minority interest in subsidiaries	865	406	1,689

Statutory tax rate	35%	35%	35%

Statutory tax rate applied to pre-tax income	303	142	591

Equity in earnings of affiliates	(129)	233	(150)
Impairment, amortization and other decreases of goodwill	—	—	17
Deconsolidation of companies	—	(103)	110
Permanent differences in foreign subsidiaries	4	(67)	29
Other, net	93	(3)	20
Statute of limitation of tax loss carryforwards	—	366	—
Net movement in the valuation allowance	136	(182)	(219)

Tax expense	407	386	398

The Company’s provision for income taxes under US GAAP comprised the following:

	2008	2007	2006

Current

Argentina	88	51	6
Foreign	377	353	290

	465	404	296

Deferred

Argentina	(113)	32	109
Foreign	55	(50)	(7)

	(58)	(18)	102

Total tax expense	407	386	398

As of December 31, 2008, the tax loss carryforwards amounting to 905 may be used until the dates indicated below:

2009	616
2010 and thereafter	289

905

Effect of adopting FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”
In July 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted FIN 48 on January 1, 2007. The adoption did not have a material impact in our consolidated financial statements.
As of January 1, 2008 and 2007 and for the years ended December 31, 2008 and 2007, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months. Furthermore, the Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of financial and operating expenses, respectively, in the consolidated statements of income. As of January 1, 2008 and 2007 and for the years ended December 31, 2008 and 2007, the Company has not accrued interest and penalties related to unrecognized tax benefits.

The Company and its subsidiaries file income tax returns in Argentina and in other foreign jurisdictions. The Argentine tax returns are open to examination by the respective tax authorities for the years beginning in 2002. In addition, tax returns of foreign jurisdictions in which we operate are open to examination for the years beginning in 2004 in Venezuela, Bolivia, Spain and Peru, 2003 in Colombia, Brazil, Austria and Mexico and 2002 in Ecuador.
j)	Fair value of financial instruments
US GAAP requires disclosure of the estimated fair value of the Company’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.
The carrying amounts of cash, cash equivalents, accounts receivables and short-term obligations approximate their fair value, because of the short-term maturities of these instruments.
The fair value of publicly traded long-term debt is based on quoted market prices, and for the remaining long-term debt fair value was estimated based on the current rates available to the Company for debt of similar remaining maturities. Fair values of derivative financial instruments represent the estimated amount that would have been required to terminate the contracts. The fair value of performance bonds and other guarantees approximate the notional amount of these instruments.
The estimated fair values of financial instruments are as follows, except for those financial instruments noted above for which the carrying values approximate fair values:

	2008		2007
	Carrying		Carrying
	amount		amount
	under	Fair	under	Fair
	US GAAP	Value	US GAAP	Value

Financial liabilities:
Long-term debt	4,419	3,932	4,613	4,662
k)	Fair value disclosures
SFAS 157 requires disclosures that categorize assets and liabilities measured at fair value on a recurring basis into one of three different levels depending on the observability of the inputs applied in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting the Company’s assumptions about pricing by market participants.
The disclosure requirements of SFAS 157 were applied to holdings in mutual funds recognized in accordance with SFAS 115.
The fair value of the Holdings in Mutual Funds was recognized on the basis of exchange quoted prices as the balance sheet date for identical assets in active markets and, therefore, were classified as Level 1.
The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2008, was:

	As of December 31, 2008
	Level 1	Level 2	Level 3	Total

Assets
Holdings in Mutual Funds	48	—	—	48

Total assets	48	—	—	48

l)	Summarized financial information of unconsolidated affiliates
The following table provides summarized financial information on a 100% basis, for the main affiliates accounted for by the equity method, combined per business unit, under Argentina GAAP.
Each business unit includes the following companies as of December 31, 2008, 2007 and 2006.
•
Oil and Gas Exploration and Production: Petrolera Entre Lomas S.A., Inversora Mata S.A., Coroil S.A., Petroritupano S.A. (1), Petrowayú S.A. (1), Petrovenbras S.A. (1), Petrokariña S.A. (1), Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

•	Refining and Distribution: Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A. (2)
•	Petrochemical: Petroquímica Cuyo S.A.I.C. (2)
•	Gas and Energy: Citelec S.A. (2), Yacylec S.A. (2) and Uruguaí S.A.

(1)	These companies were added in 2006.

(2)	Companies sold in the year ended December 31, 2007 (see Note 8.III)

	2008
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration	Refining and		Transportation
	and Production	Distribution	Petrochemical	of Gas	Electricity
Current Assets	6,185	645	—	—	—
Non Current Assets	8,543	405	—	—	—
Current Liabilities	4,156	517	—	—	—
Non Current Liabilities	4,184	44	—	—	—
Shareholders’ Equity	6,388	489	—	—	—
Sales	6,545	1,238	—	—	—
Gross profit	4,087	186	—	—	—
Net income	1,216	(21)	—	—	—

	2007
	Oil and Gas			Gas and Energy
	Exploration			Marketing and
	and	Refining and		Transportation
	Production	Distribution	Petrochemical	of Gas	Electricity
Current Assets	5,988	553	—	—	—
Non Current Assets	7,322	422	—	—	—
Current Liabilities	3,726	416	—	—	—
Non Current Liabilities	4,657	49	—	—	—
Shareholders’ Equity	4,927	510	—	—	—
Sales	4,049	1,485	—	—	—
Gross profit	2,628	411	—	—	—
Net income	899	154	—	—	—

	2006
				Gas and Energy
	Oil and Gas			Marketing and
	Exploration	Refining and		Transportation
	and Production	Distribution	Petrochemical	of Gas	Electricity
Sales	3,308	4,229	470	—	501
Gross profit	1,582	605	80	—	168
Net income	377	272	35	—	34

m)	Summarized financial information of proportionally consolidated jointly controlled companies
The following table provides summarized financial information on a proportional basis, for jointly controlled companies, which are proportionally consolidated under Argentina GAAP:

	2008				2007				2006
	CIESA (a)	Distrilec	PVIE	Total	CIESA (a)	Distrilec	PVIE (b)	Total	CIESA (a)	Distrilec	Total

Current Assets	429	298	243	970	343	252	372	967	—	—	—
Non Current Assets	2,187	1,545	1,073	4,805	2,224	1,407	789	4,420	—	—	—
Current Liabilities	721	514	293	1,528	617	383	298	1,298	—	—	—
Non Current Liabilities	1,184	333	342	1,859	1,259	330	297	1,886	—	—	—
Shareholders Equity	199	585	678	1,462	218	560	564	1,342	—	—	—
Minority Interest	512	411	3	926	473	386	2	861	—	—	—

Sales	639	993	965	2,597	602	894	1,101	2,597	632	695	1,327
Gross Profit	263	251	428	942	287	215	573	1,075	312	101	413
Net Income (loss)	(18)	26	241	249	7	51	839	897	71	(37)	34

Cash provided by (used in):
Operating activities	313	133	319	765	304	224	312	840	—	—	—
Investing activities	(96)	(140)	(214)	(450)	(116)	(131)	71	(176)	—	—	—
Financing activities	(103)	(3)	(27)	(133)	(231)	(89)	(375)	(695)	—	—	—

(a)	For US GAAP reporting purposes, CIESA was not proportionally consolidated, as explained in Note 20 A.11)

(b)
Considering that the sale of the 40% equity interest in PVIE was executed in December 2007 (Note 8.III), the consolidated statements of income and cash flows for the year ended December 31, 2007 presented for comparative purposes show the participation in PVIE according to the procedure indicated for the consolidation of subsidiaries.

n)	Pension plan
Defined benefit plan:
The information for the Company’s defined benefit plans is as follows (see Note 16.b):
Change in projected benefit obligation

	2008	2007	2006

Projected Benefit Obligation at beginning of the year	176	161	99
Service cost	4	3	2
Interest cost	23	21	16
Actuarial (income) loss	(3)	1	15
Benefits paid	(9)	(10)	(7)
Unrecognized prior service cost	—	—	36

Projected benefit obligation at the end of the year (1)	191	176	161

Accumulated benefit obligation at the end of year	190	176	161

Change in plan assets
Fair value of plan assets at beginning of the year	31	35	40
Return on plan assets	3	3	2
Contributions	17	—	—
Benefits paid	(7)	(7)	(7)

Fair value of plan assets at the end of the year (2)	44	31	35

Status of the plans
Unfunded status at year — end	(147)	(145)	(126)

(1)
As of December 31, 2008, 2007 and 2006 the Projected Benefit Obligation is comprised of 135, 124 and 118 corresponding to the Compensatory Fund, and 56, 52 and 43 corresponding to the indemnity plan, respectively.

(2)	Both for December 31, 2008 and 2007, assets contributed correspond to the Compensatory Fund (Note 16.b)
Amounts recorded in the consolidated balance sheet consisists of:

	2008	2007
Total liabilities	(147)	(145)

Cumulative amounts recorded in “Accumulated other comprehensive income” consists of:
Unrecognized prior service cost	36	38
Unrecognized actuarial loss	46	52

Total recored in “Accumulated other comprehensive income“at year — end, before tax	82	90

Reconciliation of amounts recognized in “Accumulated other comprehensive income”

	2008	2007

Amounts recorded before tax at beginning of year	90	93
Change in unrecognized actuarial loss	(6)	1
Amortization of actuarial loss recognized in net periodic benefit cost	(2)	(4)

Amounts recorded before tax at end of year:	82	90

Components of net periodic pension benefit cost

	2008	2007	2006

Service cost	4	3	2
Interest cost	23	21	16
Return on plan assets	(3)	(3)	(2)
Amortization of actuarial gain and losses and unrecognized prior service cost	5	4	2

Net periodic benefit cost	29	25	18

Weighted-average assumptions
Discount rate	4%	4%	4%
Rate of return on plan assets	6%	6%	6%
Rate of compensation increase	2%	2%	2%
The compulsory discount rate of 4% was established by the National Insurance Control Entity (Superintendencia de Seguros de la Nación), which is based on the historical analysis of fixed income investments.
As of the date of the issuance of these financial statements, the Board of Directors did not approve contributions to its Defined Benefit pension plan funds in 2009.
Benefit obligations for the period 2009-2018 are expected to be paid as follows:

2009	14
2010	12
2011	14
2012	15
2013	13
2014-2018	73

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
In 2008, 2007 and 2006, the amounts recorded in other comprehensive income for net actuarial losses and prior service costs are required by FAS 158.
The following table presents the effect of adopting SFAS No. 158 on the Company’s December 31, 2006 consolidated balance sheet:

	Balances prior to
	SFAS No. 158		Balances after to
	Adoption	Adjustments	SFAS No. 158
Intangible assets	40	(40)	—

Accumulated other comprehensive loss	53	40	93

Liabilities	126	—	126

Deferred tax assets	30	14	44
As of December 31, 2008, the amounts expected to be recognized in 2009 as net periodic benefit cost, before the effect of income taxes, are as follows:
Pension Benefits

Prior service cost	2
Net actuarial loss	2
o)	Business segment consolidated information
The following information shows additional disclosures under Argentina GAAP about the Company’s business segments as defined by its management.

	2008
	Oil and Gas
	Exploration and	Refining and			Corporate and
	Production	Distribution	Petrochemical	Gas & Energy	Eliminations	Total

Unaffiliated revenues	2,233	6,684	3,420	2,838	—	15,175
Intersegment revenues	2,507	258	55	155	(2,975)	—

Total revenues	4,740	6,942	3,475	2,993	(2,975)	15,175

Depreciation, depletion and amortization	(798)	(89)	(108)	(241)	(24)	(1,260)

Equity in earnings of unconsolidated affiliates	311	(6)	—	—	—	305

Interest expense	(53)	(26)	(21)	(103)	(333)	(536)

Interest revenue	6	—	5	31	60	102

Dividends received from unconsolidated affiliates	150	—	—	—	—	150

Additions to property, plant and equipment	2,098	140	175	519	18	2,950

Identifiable assets	7,194	2,926	2,257	5,961	1,637	19,975

Investments in and advances to unconsolidated affiliates	2,991	140	—	24	—	3,155

Total assets	10,185	3,066	2,257	5,985	1,637	23,130

	2007
	Oil and Gas
	Exploration and	Refining and			Corporate and
	Production	Distribution	Petrochemical	Gas & Energy	Eliminations	Total

Unaffiliated revenues	2,381	5,535	3,018	2,524	—	13,458
Intersegment revenues	2,243	291	45	147	(2,726)	—

Total revenues	4,624	5,826	3,063	2,671	(2,726)	13,458

Depreciation, depletion and amortization	(782)	(56)	(100)	(253)	(26)	(1,217)

Equity in earnings of unconsolidated affiliates	80	75	21	—	—	176

Interest expense	(134)	(4)	(20)	(151)	(276)	(585)

Interest revenue	33	—	9	27	25	94

Dividends received from unconsolidated affiliates	179	79	6	—	—	264

Additions to property, plant and equipment	847	250	279	300	17	1,693

Identifiable assets	5,568	2,791	2,059	5,290	2,730	18,438

Investments in and advances to unconsolidated affiliates	2,786	146	—	24	—	2,956

Total assets	8,354	2,937	2,059	5,314	2,730	21,394

	2006
	Oil and Gas
	Exploration and	Refining and			Corporate and
	Production	Distribution	Petrochemical	Gas & Energy	Eliminations	Total

Unaffiliated revenues	2,653	4,262	2,447	2,383	—	11,745
Intersegment revenues	2,128	269	43	115	(2,555)	—

Total revenues	4,781	4,531	2,490	2,498	(2,555)	11,745

Depreciation, depletion and amortization	(720)	(62)	(80)	(232)	(27)	(1,121)

Equity in earnings of unconsolidated affiliates	89	114	15	1	—	219

Interest expense	(221)	(4)	(25)	(153)	(206)	(609)

Interest revenue	35	—	5	33	35	108

Dividends received from unconsolidated affiliates	35	76	5	—	—	116
p)	Exploratory well costs
The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:
Aging of capitalized exploratory well costs

	2008		2007		2006
	Amount	Wells	Amount	Wells	Amount	Wells
Drilling not finished or capitalized for less than one year	178	22	94	20	91	24
Capitalized for more than one year	125	16	30	1	15	2

Total	303	38	124	21	106	26

Capitalized exploratory well costs as of December 31, 2008 for more than one year correspond to 15 wells located in the Austral Basin (Argentina), and 1 in Peru in which progress is being made on contractual arrangements that will permit future development and costs are being incurred to assess the reserves and their potential development.
23. Oil and Gas Supplementary Disclosures (Unaudited)
The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by Statement of Financial Accounting Standards No 69 “Disclosures about Oil and Gas Producing Activities” and includes the Company and its subsidiaries oil and gas production activities as well as the equity shares in its affiliates valued by the equity method. The Company has oil and gas properties in Argentina and other countries in Latin America.
Amounts are stated in millions of pesos as mentioned in Note 2.c. to the financial statements.

Capitalized costs
The following table presents the capitalized costs as of December 31, 2008 and 2007, for proved and unproved oil and gas properties, and the related accumulated depreciation and allowances, which reduce the value of assets.

	2008		2007
	Argentina GAAP	US GAAP	Argentina GAAP	US GAAP
	(in millions of constant pesos - note 2. c. )

Consolidated companies:

Proved properties:
Equipment, camps and other facilities	4,436	4,326	3,180	3,070
Mining properties and wells	8,024	7,172	7,456	6,434
Unproved properties	307	307	92	92

Total capitalized costs	12,767	11,805	10,728	9,596

Accumulated depreciation and allowances which reduce the value of assets	(7,000)	(6,078)	(6,470)	(5,006)

Subtotal of consolidated companies	5,767	5,727	4,258	4,590

Company’s share in capitalized costs by unconsolidated affiliates	2,304	2,328	2,275	2,290

Total net capitalized costs	8,071	8,055	6,533	6,880

Costs incurred
The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2008, 2007 and 2006. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	2008			2007
	Argentina and US GAAP			Argentina and US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total

Consolidated companies:

Acquisition of properties:

- Proved	735	—	735	—	—	—

- Unproved	3	—	3	—	—	—

Exploration costs	345	96	441	127	49	176

Development costs	859	334	1,193	820	614	1,434

Subtotal costs incurred by consolidated companies	1,942	430	2,372	947	663	1,610

Company’s share in costs incurred by unconsolidated affiliates	41	208	249	17	205	222

Total costs incurred	1,983	638	2,621	964	868	1,832

	2006
	Argentina and US GAAP
		Rest of
		Latin-
	Argentina	America	Total

Consolidated companies:

Acquisition of properties:

- Proved	—	—	—

- Unproved	—	—	—

Exploration costs	130	60	190

Development costs	665	589	1,254

Subtotal costs incurred by consolidated companies	795	649	1,444

Company’s share in costs incurred by unconsolidated affiliates	9	55	64

Total costs incurred	804	704	1,508

Results of operations
The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas-producing activities for the years ended December 31, 2008, 2007 and 2006. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

	2008
	Argentine GAAP			US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total
	(in millions of constant pesos - note 2.c)

Results of operations of consolidated companies:

Net sales:

- to third parties	11	2,222	2,233	11	2,222	2,233

- transfers to other operations	2,507	—	2,507	2,507	—	2,507

Total net sales	2,518	2,222	4,740	2,518	2,222	4,740

Production costs:

- Operating costs	(978)	(161)	(1,139)	(978)	(161)	(1,139)

- Royalties and other	(128)	(882)	(1,010)	(138)	(882)	(1,020)

Total production costs	(1,106)	(1,043)	(2,149)	(1,116)	(1,043)	(2,159)

Exploration costs	(179)	(59)	(238)	(179)	(59)	(238)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(574)	(102)	(676)	(725)	(346)	(1,071)

Results of operations before income tax	659	1,018	1,677	498	774	1,272

Income tax	(230)	(423)	(653)	(225)	(419)	(644)

Results of operations — consolidated companies	429	595	1,024	273	355	628

Company’s share in results of operations by unconsolidated affiliates	25	128	153	23	33	56

Total Results of oil and gas operations	454	723	1,177	296	388	684

	2007
	Argentina GAAP			US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total
	(in millions of constant pesos - note 2.c)

Results of operations of consolidated companies:

Net sales:

- to third parties	260	2,121	2,381	260	2,121	2,381

- transfers to other operations	2,243	—	2,243	2,243	—	2,243

Total net sales	2,503	2,121	4,624	2,503	2,121	4,624

Production costs:

- Operating costs	(569)	(192)	(761)	(569)	(192)	(761)

- Royalties and other	(469)	(910)	(1,379)	(469)	(910)	(1,379)

Total production costs	(1,038)	(1,102)	(2,140)	(1,038)	(1,102)	(2,140)

Exploration costs	(121)	(51)	(172)	(121)	(51)	(172)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(576)	(965)	(1,541)	(606)	(753)	(1,359)

Results of operations before income tax	768	3	771	738	215	953

Income tax	(269)	(249)	(518)	(256)	(255)	(511)

Results of operations — consolidated companies	499	(246)	253	482	(40)	442

Company’s share in results of operations by unconsolidated affiliates	30	29	59	25	29	54

Total Results of oil and gas operations	529	(217)	312	507	(11)	496

	2006
	Argentina GAAP			US GAAP
		Rest of			Rest of
		Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total
	(in millions of constant pesos - note 2.c)

Results of operations of consolidated companies:

Net sales:

- to third parties	566	2,087	2,653	566	2,087	2,653

- transfers to other operations	2,128	—	2,128	2,128	—	2,128

Total net sales	2,694	2,087	4,781	2,694	2,087	4,781

Production costs:

- Operating costs	(484)	(218)	(702)	(484)	(218)	(702)

- Royalties and other	(359)	(684)	(1,043)	(359)	(684)	(1,043)

Total production costs	(843)	(902)	(1,745)	(843)	(902)	(1,745)

Exploration costs	(68)	(49)	(117)	(68)	(49)	(117)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(485)	(225)	(710)	(523)	(223)	(746)

Results of operations before income tax	1,298	911	2,209	1,260	913	2,173

Income tax	(454)	(308)	(762)	(441)	(309)	(750)

Results of operations — consolidated companies	844	603	1,447	819	604	1,423

Company’s share in results of operations by unconsolidated affiliates	33	40	73	27	40	67

Total Results of oil and gas operations	877	643	1,520	846	644	1,490

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
The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2008 and 2007 was audited by DeGolyer and MacNaughton. The technical revision covered approximately 70% and 71% respectively, of the Company’s estimated reserves. DeGolyer and MacNaughton have concluded that the audited proved oil and natural gas reserve volumes are reasonable. We resolved all questions that arose during the course of the audit process to the auditor’s satisfaction
As of December 31, 2006, the Company’s reserves estimation were audited by Gaffney, Cline & Associates Inc. The technical revision covered approximately 93% of the Company’s estimated reserves.
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
The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2008, 2007 and 2006:

	CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS
	IN THOUSANDS OF BARRELS					NATURAL GAS IN MILLION OF CUBIC FEET
	CONSOLIDATED COMPANIES		UNCONSOLIDATED COMPANIES			CONSOLIDATED COMPANIES		UNCONSOLIDATED COMPANIES
Proved reserves		REST OF		REST OF			REST OF		REST OF
(developed and		LATIN -		LATIN -			LATIN -		LATIN -
undeveloped)	ARGENTINA	AMERICA	ARGENTINA	AMERICA	TOTAL	ARGENTINA	AMERICA	ARGENTINA	AMERICA	TOTAL

Reserves as of December 31,2005*	138,180	386,346	5,653	8,251	538,430	937,943	379,809	12,920	—	1,330,672

Increase (Decrease) originated in:

Revisions of previous estimates	(2,522)	(257,027)	(114)	70,303	(189,360)	26,198	(175,162)	(934)	79,120	(70,778)

Improved recovery	(426)	4,705	464	—	4,743	156	6,830	568	—	7,554

Extensions and discoveries	5,510	6,900	—	—	12,410	63,595	—	—	—	63,595

Sale of proved reserves in place	(4,541)	—	—	—	(4,541)	—	—	—	—	—

Year’s production	(19,124)	(13,391)	(671)	(4,560)	(37,746)	(90,133)	(18,155)	(1,128)	(1,802)	(111,218)

Reserves as of December 31,2006*	117,077	127,533	5,332	73,994	323,936	937,759	193,322	11,426	77,318	1,219,825

Increase (Decrease) originated in:

Revisions of previous estimates	(8,524)	18,198	(242)	(8,818)	614	(4,104)	86,034	(1,244)	(6,130)	74,556

Improved recovery	—	8,864	—	—	8,864	—	2,027	—	—	2,027

Extensions and discoveries	2,716	299	397	—	3,412	167,962	—	364	—	168,326

Sale of proved reserves in place	(1,231)	(39,330)	—	(109)	(40,670)	—	(41,245)	—	(350)	(41,595)

Year’s production	(16,353)	(9,118)	(693)	(5,090)	(31,254)	(94,631)	(16,406)	(827)	(4,212)	(116,076)

Reserves as of December 31,2007 (*)	93,685	106,446	4,794	59,977	264,902	1,006,986	223,732	9,719	66,626	1,307,063

Increase (Decrease) originated in:

Revisions of previous estimates	3,048	(15,704)	197	(6,335)	(18,794)	(78,921)	(15,906)	(514)	11,508	(83,833)

Extensions and discoveries	1,505	—	—	—	1,505	39,195	—	—	—	39,195

Purchase of proved reserves in place	12,296	—	—	—	12,296	123,125	—	—	—	123,125

Sale of proved reserves in place	—	(10,677)	—	—	(10,677)	—	—	—	—	—

Year’s production	(15,027)	(7,384)	(717)	(4,603)	(27,731)	(96,673)	(16,073)	(863)	(2,867)	(116,476)

Reserves as of December 31,2008 (*)	95,507	72,681	4,274	49,039	221,501	993,712	191,753	8,342	75,267	1,269,074

(*) Includes proved developed reserves:

As of December 31, 2005	93,980	174,227	4,113	2,000	274,320	447,161	203,255	10,217	—	660,633
As of December 31, 2006	77,826	66,033	4,019	36,702	184,580	488,585	136,771	9,095	43,113	677,564
As of December 31, 2007	68,326	46,098	3,601	33,432	151,457	499,270	144,566	7,870	43,976	695,682
As of December 31, 2008	72,054	36,223	3,579	27,497	139,353	531,807	115,145	7,579	47,034	701,565

The reserve volumes in Bolivia for year ended in 2008 and 2007, and 2006 were calculated using the economic method, according to the terms of the new operating agreements signed in October 2006.
The estimated reserves were subjected to economic evaluation to determine their economic limits. Such estimated reserves in Argentina and Peru for years ended in 2008, 2007 and 2006 are stated prior to the payment of any royalties as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, the reserves are stated after such percentage.
In Venezuela, as of December 31, 2008 and 2007 and 2006, estimated reserves were calculated on the basis of the contractual structure in force, and are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company.
Standardized measure of discounted future net cash flows
The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by Statement of Financial Accounting Standards No. 69, such future net cash flows were estimated using each year-end prices and costs held constant for the life of the reserves and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.
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

	2008			2007			2006
		Rest of			Rest of			Rest of
		Latin-			Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total	Argentina	America	Total
	(in millions of pesos - note 2.c.)
Consolidated companies:
Future cash flows	21,210	9,495	30,705	18,655	21,327	39,982	17,264	20,460	37,724

Future production costs	(7,928)	(3,631)	(11,559)	(6,550)	(8,387)	(14,937)	(6,381)	(6,954)	(13,335)

Future development and abandonment costs	(3,482)	(1,774)	(5,256)	(2,199)	(2,024)	(4,223)	(2,383)	(2,230)	(4,613)

Future income tax	(2,699)	(1,191)	(3,890)	(2,875)	(3,541)	(6,416)	(2,310)	(3,644)	(5,954)

Undiscounted future net cash flows	7,101	2,899	10,000	7,031	7,375	14,406	6,190	7,632	13,822

10% annual discount	(2,381)	(1,524)	(3,905)	(2,344)	(3,643)	(5,987)	(2,040)	(3,497)	(5,537)

Subtotal of consolidated companies	4,720	1,375	6,095	4,687	3,732	8,419	4,150	4,135	8,285

Company’s share in standardized measure by unconsolidated affiliates	198	827	1,025	217	2,492	2,709	194	1,450	1,644

Standardized measure of discounted future net cash flows	4,918	2,202	7,120	4,904	6,224	11,128	4,344	5,585	9,929

Changes in the standardized measure of discounted future net cash flows
The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2008, 2007 and 2006:

	CONSOLIDATED AND UNCONSOLIDATED COMPANIES
	2008			2007			2006
		Rest of			Rest of			Rest of
		Latin-			Latin-			Latin-
	Argentina	America	Total	Argentina	America	Total	Argentina	America	Total
	(in millions of pesos - note 2.c.)
Standardized measure at beginning of year	4,904	6,224	11,128	4,344	5,585	9,929	7,522	9,900	17,422

Changes related to oil & gas activities:

Hydrocarbons sales net of production costs	(1,475)	(1,729)	(3,204)	(1,526)	(1,500)	(3,026)	(1,916)	(1,563)	(3,479)

Net change in sales prices, net of future production costs	(456)	(6,199)	(6,655)	1,076	2,655	3,731	(4,114)	(488)	(4,602)

Changes in future development costs	(1,446)	(614)	(2,060)	(555)	(937)	(1,492)	(756)	(334)	(1,090)

Extensions, discoveries and improved recovery, net of future production and associated costs	238	—	238	728	12	740	326	505	831

Development costs incurred	900	542	1,442	837	819	1,656	674	644	1,318

Revisions of quantity estimates	(64)	(124)	(188)	(301)	2,365	2,064	(155)	(750)	(905)

Purchase of reserves in place	984	—	984	—	—	—	—	—	—

Sale of reserves in place	—	(292)	(292)	(51)	(2,790)	(2,841)	(323)	—	(323)

Net change in income taxes	281	3,206	3,487	(307)	(636)	(943)	2,000	3,132	5,132

Accretion of discount	768	1,111	1,879	626	902	1,528	1,138	1,636	2,774

Changes in production rates	(145)	(262)	(407)	8	(82)	(74)	100	178	278

Effect of the ending of old contracts and the signing of the new ones before tax (Bolivia and Venezuela)	—	—	—	—	—	—	—	(7,084)	(7,084)

Other changes	429	339	768	25	(169)	(144)	(152)	(191)	(343)

Standardized measure at end of year	4,918	2,202	7,120	4,904	6,224	11,128	4,344	5,585	9,929

24. Subsequent events
a) Sale of 60% interest in PVIE
In April 2009, Petrobras Energía sold its 60% remaining equity interest in PVIE to PIB BV, for a total consideration of US$619.4 million. As a result of this transaction, Petrobras Energía recognized an income before income tax of approximately P$1.6 billion for Argentina GAAP purposes.
For US GAAP purposes, the above-mentioned transaction qualifies as a capital transaction, and, as a result, the difference between total consideration received and the book value of assets sold will be recorded directly in shareholder’s equity, as additional paid in capital.
b) Nonconvertible bonds payment
On May 1, 2009, Petrobras Energía paid at maturity the nonconvertible bonds Class H, issued under the global program of US$ 2.5 billion, for a nominal value of US$ 181.5 million.
c) CIESA’s indebtedness (See Note 9.IV)
On January 9, 2009 Ashmore Energy International Limited (now AEI) -the only self declared holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997- announced its decision to terminate the Restructuring Agreement, to which AEI, CIESA and others were a party.

On January 28, 2009, CIESA brought an action before the Supreme Court of the State of New York, County of New York, USA (the “New York Court”), seeking a declaratory judgment that any claim brought by AEI against CIESA in connection with the Corporate Bonds was time-barred, due to the fact that the statute of limitations pertaining to any such claim had expired.
On April 2, 2009, CIESA filed an amended complaint including new causes of action of CIESA against AEI. In the amended complaint filed in the New York Court, CIESA seeks (i) a declaration that all claims under the Corporate Bonds are time-barred because the six-year New York statute of limitation period to seek recovery thereunder has expired, (ii) on a subsidiary basis to the first claim, that CIESA be paid damages in an amount not to exceed US$300 million for breach of the Restructuring Agreement, (iii) on a subsidiary basis to the first and second claims, that the strict performance of the Restructuring Agreement be ordered, and (iv) that AEI be ordered to refrain from filing any claim against CIESA under the Corporate Bonds.
On April 21, 2009, AEI filed a motion before the New York Court to dismiss CIESA’s amended complaint, or in the alternative, for a stay of the action. AEI argued in its motion that the complaint by CIESA should be dismissed on comity grounds, for failure to state a claim, or in the alternative, in favor of pending proceedings in Argentina.
On May 4, 2009, CIESA filed its reply to the motion to dismiss the complaint rebutting the arguments of AEI and requesting of the New York Court that CIESA’s complaint be sustained. On May 14, 2009, CIESA and AEI appeared in the New York Court for oral argument regarding AEI’s motion to dismiss. As of the date of these financial statements, the New York Court has not rendered a decision on the motion to dismiss.
Separately, on April 6, 2009, CIESA was given notice of a petition in bankruptcy filed in Argentine bankruptcy court by AEI in relation to the recovery of part of the Corporate Bonds for a total nominal value of US$127 million. On April 16, 2009 CIESA answered the notice to the petition in bankruptcy and objected to it on the following grounds, among others: (i) failure to meet the admissibility requirements for a petition in bankruptcy considering that there is no enforceable claim because the claims under the Corporate Bonds are time-barred under the New York law governing them, (ii) CIESA is not in a state of insolvency, and (iii) abusive and improper use by AEI of the petition in bankruptcy to get out of the statute of limitations action previously brought in the courts of competent jurisdiction in the State of New York, and unlawfully seek the individual recovery of an alleged claim by means of proceedings designed for a very different purpose.
d) March 27, 2009 Shareholders’ meeting
The Petrobras Energía’s General Regular and Special Shareholders’ Meeting held on March 27, 2009 adopted, among other things, the following resolutions:
1) The establishment of an optional reserve known as the “Reserve for Future Dividends” in an aggregate amount of P$380 million and delegated to the Board of Directors the ability to determine the dividend distribution date and amount during the period between the admission of Petrobras Energía Participaciones S.A.’s shareholders as shareholders of Petrobras Energía S.A. and the date of the next Regular Shareholders’ Meeting to be held in connection with fiscal year ending December 31, 2009, taking into account the course of operations, operating results, investment programs, financial position and funds availability, among other factors deemed relevant to the development of the Company’s business.
2) The change of Petrobras Energía S.A.’s corporate name to Petrobras Argentina S.A. With regards to the above-mentioned, as of the date of these financial statements, the Company is handling all formalities required for registration of the corporate name change before the relevant controlling bodies.
e) Suspension of dividend distribution at Edesur S.A. (subsidiary of Distrilec)
On June 1, 2009, Edesur received a notice from ENRE demanding the suspension of the dividend distribution in the amount of P$65 million that had previously been approved at the Shareholders’ Meeting held on March 16, 2009, on the grounds of non-compliance with the formal request for dividend distribution according to the MOA
The Board of Directors of Edesur resolved, on grounds of prudence and without any acknowledgment of rights or facts, to abide by the terms of the notice sent by ENRE and requested that ENRE reconsider its demand.

25. Other consolidated information
The following tables present additional consolidated financial statements disclosures required under Argentine GAAP.
a)	Property, plant and equipment.

b)	Equity in affiliates.

c)	Cost of sales.

d)	Foreign currency assets and liabilities.

e)	Detail of expenses.

f)	Information about ownership in subsidiaries and affiliates.

g)	Oil and gas areas and participation in joint-ventures.

h)	Combined joint-ventures and consortium assets and liabilities and statements of income.

a)	Property, plant and equipment as of December 31, 2008, 2007 and 2006
(Stated in millions of Argentine Pesos)

	2008
	Oil and Gas
	Exploration	Refining		Gas
	and	and		and	Corporate and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Net book value at the beginning of the year	4,258	1,317	1,009	3,897	128	10,609

Translation effect	88	—	48	—	—	136

Net increase	2,098	140	175	519	18	2,950

Reversal of the allowance for impairment of assets in Argentina (Note 15.d)	121	—	—	—	—	121

Depreciation (Note 25.e)	(798)	(89)	(108)	(241)	(24)	(1,260)

Net book value at the end of the year	5,767	1,368	1,124	4,175	122	12,556

	2007
	Oil and Gas
	Exploration	Refining		Gas
	and	and		and	Corporate and
	Production	Distribution	Petrochemical	Energy	Eliminations	Total

Net book value at the beginning of the year	4,907	1,123	821	3,850	137	10,838

Translation effect	45	—	9	—	—	54

Net increase	847	250	279	300	17	1,693

Impairment of assets in Ecuador (Note 5)	(759)	—	—	—	—	(759)

Depreciation (Note 25.e)	(782)	(56)	(100)	(253)	(26)	(1,217)

Net book value at the end of the year	4,258	1,317	1,009	3,897	128	10,609

	2006
	Oil and Gas
	Exploration	Refining		Gas
	and	and		and	Corporate and
	Production	Distribution	Petrochemical	Energy	Eliminations	Total

Net book value at the beginning of the year	6,913	947	702	3,932	163	12,657

Translation effect	47	—	5	—	—	52

Net increase	1,327	238	194	150	1	1,910

Migration of operations in Venezuela (Note 5)	(2,660)	—	—	—	—	(2,660)

Depreciation (Note 25.e)	(720)	(62)	(80)	(232)	(27)	(1,121)

Net book value at the end of the year	4,907	1,123	821	3,850	137	10,838

b)	Equity in affiliates as of December 31, 2008 and 2007
(Stated in millions of Argentine Pesos)

	2008				2007
	Description of securities
	Face			Book	Book
Name and issuer	Value	Amount	Cost	value	value
Coroil S.A.	Bs 1,000	490	48	41	38
Inversora Mata S.A.	Bs 1,000	490	61	107	90
Oleoducto de Crudos Pesados Ltd.	US$0.01	31,500	98	96	95
Oleoductos del Valle S.A.	$10	2,542,716	61	63	62
Petrolera Entre Lomas S.A.	$1	96,050	2	81	66
Refinería del Norte S.A.	$10	2,610,809	63	140	146
Petroritupano S.A.	Bs 1,000	483,263	1,109	1,252	1,128
Petroven-Bras S.A.	Bs 1,000	97,163	129	145	130
Petrowayú S.A.	Bs 1,000	382,202	957	1,069	950
Petrokariña S.A.	Bs 1,000	153,869	456	552	466
Cost related with CIESA’s debt restructuring (Note 8.I)	—	—	—	110	110
TGS S.A. goodwill in CIESA S.A.	—	—	—	23	23
Other			—	3	2

			2,984	3,682	3,306

US$	Millions of United States Dollars

BS	Millions of Bolívares

c)	Cost of sales for the years ended December 31, 2008, 2007 and 2006
(Stated in millions of Argentine Pesos)

	2008
	Oil and Gas
	Exploration			Gas
	and	Refining and		and	Corporate and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Inventories at the beginning of the year	98	683	422	61	(168)	1,096

Translation effect	5	—	14	—	—	19

Costs (Note 25.e)	2,433	237	314	665	—	3,649

Holding (losses) gains	—	(49)	(86)	6	18	(111)

Purchases, consumptions and other	94	6,660	2,719	1,532	(3,027)	7,978

Inventories at the end of the year	(152)	(882)	(621)	(156)	180	(1,631)

Cost of sales	2,478	6,649	2,762	2,108	(2,997)	11,000

	2007
	Oil and Gas
	Exploration			Gas
	and	Refining and		and	Corporate and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Inventories at the beginning of the year	159	524	318	47	(124)	924

Translation effect	2	—	2	—	—	4

Costs (Note 25.e)	2,338	181	269	554	—	3,342

Holding gains (losses)	8	29	84	(2)	(33)	86

Purchases, consumptions and other	73	5,693	2,425	1,387	(2,727)	6,851

Inventories at the end of the year	(98)	(683)	(422)	(61)	168	(1,096)

Cost of sales	2,482	5,744	2,676	1,925	(2,716)	10,111

	2006
	Oil and Gas				Corporate,
	Exploration				Other Discontinued
	and				Investments and
	Production	Refining	Petrochemical	Electricity	Eliminations	Total

Inventories at the beginning of the year	165	527	263	52	(146)	861

Translation effect	2	1	—	—	—	3

Costs (Note 25.e)	2,003	181	229	471	—	2,884

Holding gains (losses)	(1)	17	18	(2)	(7)	25

Purchases, consumptions and other	84	4,490	1,876	1,318	(2,555)	5,213

Inventories at the end of the year	(159)	(524)	(318)	(47)	124	(924)

Cost of sales	2,094	4,692	2,068	1,792	(2,584)	8,062

d)	Foreign currency assets and liabilities as of December 31, 2008 and 2007
(Stated in millions of Argentine Pesos)

				Book value
	Foreign currency and		Exchange	in local
	amount		rate	currency

CURRENT ASSETS
Cash	US$	119	3.4500	410
	Rs	10	1.4763	15
	BS	6	1.6040	10

				435

Investments	US$	241	3.4500	831
	Rs	52	1.4763	77

				908

Trade receivables	US$	160	3.4500	552
	Rs	75	1.4763	111

				663

Other receivables	US$	70	3.4500	243
	EU	1	4.8697	4
	Rs	15	1.4763	22

				269

TOTAL 2008				2,275

TOTAL 2007				3,557

NON-CURRENT ASSETS

Trade receivables	US$	12	3.4500	40

Other receivables	US$	12	3.4500	40
	Rs	22	1.4763	33

				73

Investments	US$	41	3.4500	142

TOTAL 2008				255

TOTAL 2007				254

TOTAL ASSETS
2008				2,530

2007				3,811

				Book value
	Foreign currency and		Exchange	in local
	amount		rate	currency
CURRENT LIABILITIES
Accounts payable	US$	168	3.4500	580
	Rs	10	1.4763	15
	BS	3	1.6040	5
	Sol	3	1.0982	3
	EU	2	4.8697	9

				612

Short-term debt	US$	642	3.4500	2,216
	Rs	112	1.4763	165

				2,381

Payroll and social security taxes	Sol	3	1.0982	3
	Rs	7	1.4763	10
	US$	6	3.4500	19

				32

Taxes payable	US$	43	3.4500	150
	Rs	39	1.4763	57

				207

Other liabilities	Rs	4	1.4763	6
	US$	70	3.4500	241

				247

TOTAL 2008				3,479

TOTAL 2007				3,229

NON-CURRENT LIABILITIES

Accounts payable	US$	39	3.4500	133

Long-term debt	US$	1,470	3.4500	5,072

Taxes payable	Sol	196	1.0982	215
	Rs	17	1.4763	25

				240

Other liabilities	US$	55	3.4500	189

				189

TOTAL 2008				5,634

TOTAL 2007				5,898

TOTAL LIABILITIES
2008				9,113

2007				9,127

US$	Millions of United States Dollars

BS	Millions of Bolívares

Rs	Millions of Reales

Sol	Millions of Peruvian Soles

EU	Millions of Euros

e)	Detail of expenses for the years ended December 31, 2008, 2007 and 2006
(Stated in millions of Argentine Pesos)

	2006	2007	2008
					Administrative
					and selling	Exploration
Accounts	Total	Total	Total	Costs	expenses	expenses

Salaries and wages	627	719	892	390	502	—
Other benefits to personnel	166	182	164	52	112	—
Taxes, charges and contributions	209	259	328	22	306	—
Fees and professional advisory	110	113	148	35	113	—
Depreciation of property, plant and equipment (Note 25.a)	1,121	1,217	1,260	1,151	109	—
Amortization of other assets	8	8	6	—	6	—
Oil and gas royalties	716	920	902	902	—	—
Spares and repairs	158	161	276	247	29	—
Geological and geophysical expenses	32	103	188	—	—	188
Abandoned and non-productive well write-downs	78	45	42	—	—	42
Transportation and freights	338	393	446	98	348	—
Construction contracts and other services	520	604	793	576	217	—
Fuel, gas, energy and other	71	93	77	65	12	—
Other operating costs and consumptions	226	259	229	141	80	8
Expense reimbursements	(98)	(99)	(108)	(30)	(78)	—

Total 2008			5,643	3,649	1,756	238

Total 2007		4,977		3,342	1,463	172

Total 2006	4,282			2,884	1,281	117

f)	Information about ownership in subsidiaries and affiliates as of December 31, 2008

	% OF OWNERSHIP AND VOTES
Subsidiaries	DIRECT	INDIRECT	BUSINESS SEGMENT

Corod Producción S.A. (Venezuela)	100.00	—	Oil and Gas Exploration and Production
EcuadorTLC S.A. (Ecuador)	100.00	—	Oil and Gas Exploration and Production
Enecor S.A.	69.99	—	Gas and Energy
EG3 Asfaltos S.A.	95.00	5.00	Refining and Distribution
EG3 Red S.A.	95.00	5.00	Refining and Distribution
Innova S.A. (Brasil)	0.01	99.99	Petrochemicals
Petrobras Energía de México S.A. de C.V. (México)	—	100.00	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	—	100.00	Corporate
Petrobras Holding Austria AG (Austria)	—	100.00	Corporate
Petrobras Energía Internacional S.A.	95.00	5.00	Corporate
Petrobras Energía Operaciones Ecuador S.A. (Ecuador)	—	100.00	Oil and Gas Exploration and Production
Petrobras Financial Services Austria GMBH (Austria)	—	100.00	Corporate
Petrobras Electricidad de Argentina S.A.	93.60	6.40	Gas and Energy
Petrobras Hispano Argentina S.A. (España)	100.00	—	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	100.00	—	Corporate
Petrobras Energía Ecuador (Gran Cayman)	—	100.00	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	—	100.00	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	51.00	13.55	Gas and Energy
World Energy Business S.A.	5.00	95.00	Gas and Energy
Electricidade Com S.A. (Brasil)	—	100.00	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	—	100.00	Oil and Gas Exploration and Production
World Fund Financial Services (Gran Cayman)	—	100.00	Corporate
Burlington Resources Argentina Holdings Limited (Islas Bermudas)	—	100.00	Corporate
Atalaya Energy S.R.L.	—	100.00	Oil and Gas Exploration and Production
Canadian Hunter Argentina S.R.L.	—	100.00	Oil and Gas Exploration and Production

Affiliates under joint control
Cía. de Inversiones de Energía S.A.	25.00	25.00	Gas and Energy
Distrilec Inversora S.A.	—	48.50	Gas and Energy
Edesur S.A.	—	27.33	Gas and Energy
Transportadora de Gas del Sur S.A.	—	27.65	Gas and Energy
Petrobras de Valores Internacional de España S.L. (España)	60.00	—	Corporate
Petrobras Energía Perú S.A. (Perú)	—	60.08	Oil and Gas Exploration and Production
Petrobras Energía Venezuela S.A. (Venezuela)	—	60.00	Oil and Gas Exploration and Production

Main affiliates in which significant influence is exercised

Coroil S.A. (Venezuela)	20.00	17.40	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	—	11.42	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	—	11.42	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	49.00	—	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	23.10	—	Oil and Gas Exploration and Production
Propyme S.G.R	50.00	—	Corporate
Petrolera Entre Lomas S.A.	19.21	—	Oil and Gas Exploration and Production
Refinería del Norte S.A.	28.50	—	Refining and Distribution
Urugua-í S.A.	29.33	—	Gas and Energy
Petroven-Bras S.A.	29.20	4.04	Oil and Gas Exploration and Production
Petrokariña S.A.	29.20	5.29	Oil and Gas Exploration and Production
Petrowayú S.A.	36.00	—	Oil and Gas Exploration and Production
Petroritupano S.A.	22.00	—	Oil and Gas Exploration and Production

Other subsidiaries

Ternoeléctrica José de San Martín S.A.	10.00	—	Gas and Energy
Ternoeléctrica Manuel Belgrano S.A.	10.00	—	Gas and Energy

g)	Oil and gas areas and participation in joint-ventures as of December 31, 2008

		WORKING		DURATION
NAME	LOCATION	INTEREST	OPERATOR	THROUGH
Production
Argentina
25 de Mayo — Medanito S.E.	La Pampa y Río Negro	100.00%	Petrobras Energía	2016
Jagüel de los Machos	La Pampa y Río Negro	100.00%	Petrobras Energía	2015
Puesto Hernández	Mendoza y Neuquén	38.45%	Petrobras Energía	2016
Bajada del Palo	Neuquén	17.90%	Petrolera Entre Lomas	2015
Santa Cruz II	Santa Cruz	100.00%	Petrobras Energía	2017 / 2028
Río Neuquén	Neuquén y Río Negro	100.00%	Petrobras Energía	2017 / 2027
Entre Lomas	Neuquén y Río Negro	17.90%	Petrolera Entre Lomas	2016
Aguada de la Arena	Neuquén	80.00%	Petrobras Energía	2036
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	Petrobras Energía	2027
Santa Cruz I	Santa Cruz	71.00%	Petrobras Energía	2017 / 2035
Sierra Chata (5)	Neuquén	45.55%	Petrobras Energía	2023
El Mangrullo	Neuquén	100.00%	Petrobras Energía	2025
Atuel Norte	Mendoza	33.33%	Tecpetrol	2015
La Tapera — Puesto Quiroga (5)	Chubut	35.67%	Tecpetrol	2017
El Tordillo (5)	Chubut	35.67%	Tecpetrol	2016
Aguaragüe	Salta	15.00%	Tecpetrol	2017 / 2023
Estancia Agua Fresca	Santa Cruz	50.00%	Petrobras Energía	2033
Gobernador Ayala	Mendoza	22.51%	Petro Andina Resources Ltd	(1)
Agua Amarga	Río Negro	17.90%	Petrolera Entre Lomas	2013

Foreign
Colpa — Caranda	Bolivia	100.00%	Petrobras Energía	2029
Oritupano — Leona	Venezuela	22.00%	PDVSA (4)	2025
Acema	Venezuela	33.24%	PDVSA (4)	2025
La Concepción	Venezuela	36.00%	PDVSA (4)	2025
Mata	Venezuela	34.49%	PDVSA (4)	2025
Lote X	Perú	60.08%	Petrobras Energía Perú	2024
Bloque 18 (3)	Ecuador	30.00%	Ecuadortlc	2022
Tibu	Colombia	30.00%	Ecopetrol	—

Exploration
Argentina
Glencross	Santa Cruz	87.00%	Petrobras Energía	2033
Puesto Oliverio	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerrito Oeste	Santa Cruz	50.00%	Petrobras Energía	(1)
El Campamento	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerro Hamaca Norte	Mendoza	39.64%	Petro Andina Resources Ltd	(1)
Cañadón del Puma	Neuquén	50.00%	Chevron San Jorge	2009
Parva Negra (5)	Neuquén	100.00%	Petrobras Energía	(1)
Cerro Manrique	Río Negro	50.00%	Petrobras Energía	(2)
Estancia Chiripá	Santa Cruz	87.00%	Petrobras Energía	2032
Enarsa 1 (E1)	Plataforma Continental Argentina	25.00%	YPF	2020
Enarsa 3 (E3)	Plataforma Continental Argentina	35.00%	Petrobras Energía	2020
Chirete	Salta	100.00%	Petrobras Energía	2012
Hickmann	Salta	50.00%	Tecpetrol	2015
Río Colorado	Salta	30.00%	Tecpetrol	2013
Río Atuel	Mendoza	33.33%	Tecpetrol	2014
Bloque CAA 40	Plataforma Continental Argentina	33.00%	YPF	2009
Bloque CAA 46	Plataforma Continental Argentina	33.00%	YPF	2010
CGSJ Marina I	Plataforma Continental Argentina	33.00%	YPF	2009

Foreign
Lote 57	Perú	27.73%	Petrobras Energía Perú	2011
Lote 58	Perú	60.08%	Petrobras Energía Perú	2012
Lote 103	Perú	18.02%	Petrobras Energía Perú	2013
Lote 110	Perú	60.08%	Petrobras Energía Perú	2013
Lote 117	Perú	60.08%	Petrobras Energía Perú	2013

(1)	The granting of the concession is under progress and the term will be 25 years from such granting.

(2)	The granting of the exploration concession has not been yet obtained.

(3)	See Note 5 — Operations in Ecuador.

(4)	See Note 5 — Operations in Venezuela.

(5)	See Note 5 — Changes in Oil and gas areas and participation in joint ventures in Argentina.

h)	Combined joint-ventures and consortium assets and liabilities as of December 31, 2008 and 2007 and statements of income for the years then ended December 31, 2008, 2007 and 2006
(Stated in millions of Argentine Pesos)

Assets and liabilities	2008	2007

Current assets	226	935
Non-current assets	1,864	1,415

Total assets	2,090	2,350

Current liabilities	455	538
Non-current liabilities	143	74

Total liabilities	598	612

Statements of income

	2008	2007	2006

Net sales	2,400	1,719	1,686
Cost of sales	(1,094)	(895)	(634)

Gross profit	1,306	824	1,052

Administrative and selling expenses	(92)	(67)	(102)
Exploration expenses	(127)	(49)	(42)
Other operating expenses	(194)	(226)	(93)
Financial income (expenses) and holding gain (losses)	(16)	(22)	(49)
Other expenses, net	(8)	(569)	—
Income tax	(272)	(130)	(146)

Net income (loss)	597	(239)	620

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Income
Years ended December 31, 2008 and 2007
(In thousands of U.S. dollars)

	Note	2008	2007

Sales of crude oil	18	1,054,108	793,140

Costs and expenses:
Operating expenses	14-18	70,200	84,419
Depreciation and amortization	9	59,476	58,337
Selling, administrative and general expenses	12-14-16	37,925	20,484
Production tax and other taxes	8-b	355,840	281,990
Contribution for social development	18	129,969	—
Other expenses (income), net		3,556	(16,231)

		656,966	428,999

Results from operating activities		397,142	364,141
Finance income	3-b	(4,152)	(662)

Income before income tax		401,294	364,803
Income tax	8-a	60,131	104,558

Net income		341,163	260,245

The accompanying notes are an integral part of these financial statements.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Balance Sheets
December 31, 2008 and 2007
(In thousands of U.S. dollars)

	Note	2008	2007

Assets

Property, plant and equipment, net	9	483,990	439,623
Deferred tax assets	8-a	184,902	102,420
Recoverable value added tax	8-c	44,532	27,918

Total non-current assets		713,424	569,961

Inventories of materials and supplies		7,201	410
Accounts receivable from stockholders and related companies	18	627,820	879,185
Prepaid expenses and other	10	8,828	2,358
Financial assets	11	1,425	—
Cash and cash equivalents	12	37,497	69,386

Total current assets		682,771	951,339

Total assets		1,396,195	1,521,300

Stockholders’ Equity

Stockholders’ equity, see statement of stockholders’ equity	13	957,375	780,397

Liabilities

Non-current account payable to PDVSA Petróleo, S.A.	18	5,062	2,933
Accruals and other liabilities, net of current portion	15	19,483	16,781

Total non-current liabilities		24,545	19,714

Accounts payable	17	254,231	532,902
Dividends payable	13-d	—	71,110
Accruals and other liabilities	15	152,865	109,010
Income tax payable	8-a	7,179	8,167

Total current liabilities		414,275	721,189

Total liabilities		438,820	740,903

Total liabilities and stockholders’ equity		1,396,195	1,521,300

The accompanying notes are an integral part of these financial statements.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Stockholders’ Equity
Years ended December 31, 2008 and 2007
(In thousands of U.S. dollars)

		2008
		Capital		Retained earnings
		stock	Premium in				Total
		subscribed	issue of	Legal	Other		retained
	Note	and paid	shares	reserve	reserve	Unappropiated	earnings	Total
Balances at end of 2006		10,217	471,901	1,022	—	155,528	156,550	638,668
Net income for the year		—	—	—	—	260,245	260,245	260,245
Dividends paid	13-d	—	—	—	—	(118,516)	(118,516)	(118,516)

Balances at end of 2007		10,217	471,901	1,022	—	297,257	298,279	780,397
Net income for the year		—	—	—	—	341,163	341,163	341,163
Dividends paid	13-d	—	—	—	—	(164,185)	(164,185)	(164,185)
Transfer to other reserve	13-c	—	—	—	184,902	(184,902)	—	—

Balances at end of 2008		10,217	471,901	1,022	184,902	289,333	475,257	957,375

The accompanying notes are an integral part of these financial statements.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Cash Flows
Years ended December 31, 2008 and 2007
(In thousands of U.S. dollars)

	Note	2008	2007
Cash flows from operating activities:
Net income		341,163	260,245
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	9	59,476	58,337
Asset retirement obligations	15-16	1,990	(209)
Deferred tax assets		(82,482)	(57,184)
Net changes in operating assets-
Accounts receivable from stockholders and related companies		(541,169)	(453,657)
Prepaid expenses and other		(6,470)	(2,358)
Inventories of materials and supplies		(6,791)	333
Recoverable value added tax		(16,614)	(20,373)
Purchase of financial assets		(1,425)	—
Net changes in operating liabilities-
Non-current account payable to PDVSA Petróleo, S.A.		2,129	(12,624)
Accounts payable		344,244	412,775
Income tax payable		(988)	(132,371)
Accruals and other liabilities		44,242	84,292

Total adjustments		(203,858)	(123,039)

Net cash provided by operating activities		137,305	137,206

Cash flows used in investing activities — acquisition of property, plant and equipment	9	(103,519)	(30,631)

Cash flows used in financing activities:
Contribution of shareholders		—	3,510
Dividends paid	13-d	(65,675)	(47,406)

Cash flows used in financing activities		(65,675)	(43,896)

Net increase (decrease) in cash		(31,889)	62,679
Cash and cash equivalents at beginning of year		69,386	6,707

Cash and cash equivalents at end of year		37,497	69,386

Supplemental disclosure:
Cash paid during the year for-
Income tax		143,601	153,575

The accompanying notes are an integral part of these financial statements.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(1)	Reporting Entity
Petroritupano, S. A. (the Company) was incorporated as a result of the migration process from the operating agreement to mixed company after all the relevant approvals by the Venezuelan government, and it began operations since April 1°, 2006 in the area denominated Oritupano — Leona, located in Anzoátegui and Monagas States.
During the year 2005, the Ministry of People’s Power for Energy and Petroleum (MENPET) instructed the Boards of Directors of Petróleos de Venezuela, S.A. (PDVSA), and its subsidiary Corporación Venezolana del Petróleo, S.A. (CVP), for the conversion of the operating agreements of PDVSA Petróleo, S.A. (PDVSA Petróleo), a subsidiary of PDVSA, to mixed companies. On August 5, 2005, the following participants of the operating agreements of the Oritupano — Leona area: Petrobrás Energía, S. A.; APC Venezuela, S.R.L.; Venezuela US S.R.L. and Corod Producción, S. A. signed a transitory agreement with PDVSA Petróleo and CVP for the conversion of a mixed company which purpose is to carry out primary exploration activities in search for hydrocarbon wells, their initial extraction from natural wells, collection, transportation and storage, pursuant to Article 9 of the Organic Hydrocarbons Law.
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
On March 31, 2006, Petrobrás Energía, S. A.; APC Venezuela, S.R.L.; Venezuela US S.R.L. and Corod Producción, S. A. signed jointly with PDVSA Petróleo and CVP a memorandum of understanding whereby, subject to all necessary approvals including the approval of the National Assembly of the Bolivarian Republic of Venezuela and the corporate approvals of the participating companies, they will have 40% and 60%, respectively, of participation on the Company’s capital stock. The mixed company will be in charge of conducting the primary activities provided in the model project contract for the incorporation of mixed companies, and their by-laws and incorporation document will be adjusted as per such model. In addition, pending to the approvals established in the memorandum of understanding, the parties agreed having reached an agreement regarding the basis of economic calculations for the commencement of operations of the mixed company, including the signing of the purchase/sale contract of hydrocarbons with PDVSA Petróleo, on April 1°, 2006.
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
Notes to the Financial Statements
December 31, 2008 and 2007
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
On June 11, 2009, the Board of Directors approved submitting to the consideration of the Stockholders’ Meeting the financial statements of the year 2008, which will be presented soon during such Stockholders’ Meeting and they are expected to be approved without any modification. The financial statements of the year ended December 31, 2007, were approved on October 20, 2008 by the Stockholders’ Meeting.
(b)	Basis of Measurement
The financial statements have been prepared on the historical cost basis, except for certain assets that have been adjusted to be presented at their fair value. Assets and liabilities measured and presented at their fair value are inventories and property, plant and equipment contributed by the stockholders at the beginning of the operations, and asset retirement obligations (see notes 9 and 16).
(c)	Functional and Presentation Currency
The financial statements are presented in thousands of U.S. dollars (dollar or $). The Company’s functional currency is the dollar, due to the fact that the main economic operational environment of the Company is the international market for upgraded crude oil and its products. In addition, a significant portion of costs, expenses and investments are denominated in dollars.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
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
Significant areas of uncertainty and critical judgments in the application of accounting principles that have the most significant effect on the amounts recognized in the financial statements follow:
Notes 3(c) and 9 — Depreciation and amortization
Notes 3(d) and 16 — Accrual for asset retirement obligations
Note 6 — Determination of fair value
Note 3(g) — Impairment of assets
Note 8(a) — Deferred income tax.
(3)	Significant Accounting Policies
The accounting policies set out below have been applied consistently:
(a)	Currencies Other than the Dollar
Transactions in currencies other than the dollar are translated at the functional currency, using the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in currencies other than the dollar at the balance sheet date are translated to the functional currency, using the exchange rate in effect at such date (see note 5). Exchange incomes or losses resulting from the translation are recognized in the statement of income.
(b)	Financial Instruments
Non-derivative Financial Instruments
Non-derivative financial instruments are recognized initially at fair value, plus any direct transaction costs, subsequent to initial recognition. Non-derivate financial instruments are presented at fair value at the balance sheet date.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
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
Finance Income
Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in the results, using the effective interest method.
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
Notes to the Financial Statements
December 31, 2008 and 2007
Costs of property, plant and equipment also include, when relevant, the amounts associated with asset retirement obligations (see note 3 (d)).
Financing costs of projects that require high investments over long-term construction periods and the financing costs incurred for specific financing of projects are capitalized and amortized over the estimated useful lives of the assets.
The cost of assets built by the Company includes the financing cost, materials and direct labor as well as any other costs directly attributable to bringing the asset to a working condition. It also includes dismantling and removal costs at the location where built.
All disbursements related to the construction or purchase of property, plant and equipment in the stage prior to implementation are stated at cost as work in process. Once the assets are ready for use, they are transferred to property, plant and equipment and start to be depreciated or amortized.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.
Gain or loss generated from the sale or disposal of an asset of property, plant and equipment is determined by the difference between the amount received from the sale or disposal, if any, and the net carrying value of the asset, and it is recognized as part of other expenses (income), net in the statement of income.
Depreciation and amortization of capitalized costs of the wells and facilities of crude oil production equipment are determined using the units-of-production method by field, based on the proved developed reserves. The rates used are reviewed annually based on an analysis of the reserves and are applied retroactively at the beginning of the year.
The calculation of the depreciation of property, plant and equipment associated to the crude oil production, requires the quantification of proved developed reserves expected to be extracted in the future by the Company. The analysis of reserves is updated periodically in order to guarantee that any significant change in the estimates made be timely recognized in the Company’s financial statements.
Depreciation of property and equipment not related to exploration and exploitation of hydrocarbons is calculated based on the straight-line method using the estimated useful lives of fixed assets:

Years
Operating equipment	17 – 4
Computer equipment and vehicles	4
The useful lives of these property and equipment are reviewed annually.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(d)	Cost Related to Asset Retirement Obligations
Petroritupano, S. A. capitalizes the estimated costs related to asset retirement obligations for exploration and production of oil and other industrial facilities, based on the future disposal plan of such assets. Cost is capitalized as part of the related long-lived asset and amortized with charge to the operating expenses during their remaining useful lives.
Asset retirement obligations are recognized at fair value at the date when such obligation is incurred, based on discounted future cash flows. The determination of fair value is based on the existing regulations and technologies.
(e)	Inventories of Materials and Supplies
Inventories of materials and supplies are presented at the lower of cost or net realizable value. The cost of inventories is based on the average method. The carrying amount of inventories does not exceed their recoverable value. During 2008 and 2007, the materials and supplies recognized as operating expenses amounted to $13,564 thousands and $10,131 thousands, respectively.
(f)	Cash Equivalents
Petroritupano, S. A. considers as cash equivalents all time deposits with original maturities of less than three months and available on a current basis.
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
Non-Financial Assets
The carrying amounts of non-financial assets, excluding inventory and deferred tax, are reviewed at each reporting date to determine whether evidence of impairment exists. If any such indication exists then the recoverable amount of the asset is estimated.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
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
Notes to the Financial Statements
December 31, 2008 and 2007
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
Notes to the Financial Statements
December 31, 2008 and 2007
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
Revenues from the sale of hydrocarbons are recorded in the statement of income when the significant risk and rights of ownership have been transferred to PDVSA Petróleo and MENPET, according to the purchase agreement — sale of hydrocarbons signed between the Company and PDVSA Petróleo, and may be reasonably measured to the extent that it is probable that future economic benefits flow towards the Company. This income is calculated and accounted for at the transaction date, based on the specifications of such contract. The purchase agreement establishes that all export costs related to the export of crude oil sold to PDVSA Petróleo will be recognized by the Company as a reduction of its income.
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
Notes to the Financial Statements
December 31, 2008 and 2007
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
Ordinary shares are classified as equity. As of December 31, 2008 and 2007, the Company does not have preferred shares (see note 13 (a)).
(m)	Premium in Issue of Shares
The Company records as premium in issue of shares any excess of the contributions generated by the stockholder during the Company’s incorporation and the nominal value of shares at the incorporation date (see note 13 (b)).
(n)	Distribution of Dividends
Dividend distributions to the Company’s shareholders are recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders (see note 13 (d)).
(o)	Recently Issued Accounting Standards
Several new standards, amendments and interpretation to current standards are not effective for the year ended December 31, 2008 and have not been applied in preparation of these financial statements. The most significant standards for Petroritupano, S. A. are the following:
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

•
In July 2008, the IASB issued an amendment to International Accounting Standard 39 Financial Instruments: Recognition and Measurement (IAS 39), specifying situations in which inflation may be considered a hedged risk for hedge accounting purposes. Also, it establishes conditions for a company to use options as hedging instruments. This amendment will be effective for fiscal years beginning on or after July 1, 2009.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
•
In May 2008, the IASB published its annual project of improvements to IFRSs, introducing a series of amendments to existing standards and interpretations, not applicable to the year ended December 31, 2008. The most relevant changes for Petroritupano, S. A. are the following: IFRS 7 Financial Instruments: Disclosures; IAS 1 Presentation of Financial Statements; IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors; IAS 10 Events after the Balance Sheet Date; IAS 16 Property, Plant and Equipment; IAS 18 Revenue; IAS 23 Borrowing Costs; IAS 29 Reporting in Hyperinflationary Economies; IAS 34 Interim Financial Reporting; IAS 36 Impairment of Assets; IAS 39 Financial Instruments: Recognition and Measurement; and IAS 40 Investment Property. These changes will be effective for fiscal years beginning on or after January 1, 2009.

•
In February 2008, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 32 Financial Instruments: Presentation, which establish when certain financial instruments must be classified as liabilities or stockholders’ equity. It applies to financial instruments classified as stockholders’ equity, which include contractual clauses for repurchase or settlement by the issuer or, establish an obligation for the company to deliver part of its net assets, but only in the event of liquidation. These amendments will be effective for economic years beginning on or after January 1, 2009.

•
In September 2007, the IASB issued IAS 1 Revised Presentation of Financial Statements, which introduces a comprehensive statement of income including income or loss of the period and other comprehensive income, comprising items of income and expenses not recognized in the results of the period because of the requirements of other standards. Also, it establishes the change of “balance sheet” for “statement of financial position”. This revised standard will be effective for fiscal years beginning on or after January 1, 2009.

The Company completed its analysis of these standards and determined that they will not significantly affect the financial statements.
(4)	Foreign Exchange Agreement with the Central Bank of Venezuela (BCV)
Pursuant to Article 5 of Exchange Agreement Nº 9, companies created by entering into association agreements with Petróleos de Venezuela S.A. under the Organic Law Granting the State the Exclusive Right to Administer the Oil and Gas Industry -now derogated- and those mixed companies referred to in the Organic Law on Oil and The Organic Law on Gas, may have accounts in foreign currency in overseas banks or similar institutions abroad, with the purpose of making any necessary payments outside the Bolivarian Republic of Venezuela. These accounts will be supervised by the BCV, which will be responsible for issuing the relevant regulations. These companies are obliged to sell the remaining non used amounts of foreign currency to the BCV, at the exchange rate specified pursuant to Article 6 of the Exchange Agreement Nº 1 dated February 5, 2003.
Companies referred to in Article 5 of the Exchange Agreement N° 9 shall not be entitled to obtain foreign currency as granted by the Venezuelan Central Bank in order to cover for any obligations and payments in foreign currency, and are subject, under the regime set forth in this article, to the supervision mechanisms implemented by the relevant agencies.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
The local currency of the Bolivarian Republic of Venezuela is the Bolivar Fuerte (Bs.F.).
On March 1, 2005, the National Government and the BCV amended Exchange Agreement N°2 of February 6, 2004, fixing the exchange rates for the sale and purchase of foreign currency at Bs.F.2.15 and Bs.F.2.14 to $1, respectively.
In accordance with the legal agreement for the creation of mixed companies, Petroritupano, S. A.’ billing collections related to liquid hydrocarbons sales must be paid to the Company in dollars, currency that could be held by the Company in foreign bank accounts and used to pay foreign liabilities.
(5)	Balances in Currencies other than the Dollar
As of December 31, 2008 and 2007 Petroritupano, S. A. has the following monetary assets and liabilities denominated in bolivars, which are translated to dollars at the exchange rate prevailing at the balance sheet date (in thousands):

	2008		2007
	Dollars	Bolivars	Dollars	Bolivars
Monetary assets	243,441	523,398	336,679	723,860
Monetary liabilities	226,565	487,115	649,392	1,396,193

Net monetary assets (liabilities) position	16,876	36,283	(312,713)	(672,333)

The period-end exchange rate, the average annual exchange rate, the interannual increase in the exchange rate and the national consumer price index (NCPI) in 2008 and the Caracas consumer price index (CPI) in 2007 published by the BCV, were as follows:

	2008	2007
Exchange rate at year-end (Bs.F./$1)	2.15	2.15
Average annual exchange rate (Bs.F./$1)	2.15	2.15
Interannual increase in the exchange rate (%)	—	—
Interannual increase in the NCPI/CPI (%)	32	22
(6)	Determination of Fair Value
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
Notes to the Financial Statements
December 31, 2008 and 2007
The fair value of recoverable value added tax is determined discounting the carrying value, as per recoveries and estimated future collections, using interest rates applicable in the monetary market.
Balances in books of cash and cash equivalents, financial assets, accounts receivable from stockholders and related companies, accounts payable and accruals and the other liabilities approximate their fair value due to the short maturity of these instruments. The fair value of non-current account payable to PDVSA Petróleo, S.A. at December 31, 2008 and 2007, was determinated considering the interest rates, and contemplates any credit risk.
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
It is the risk of financial loss faced by the Company if a client or counterparty in a financial instrument does not comply with its contractual obligations, and it is mainly caused by cash and cash equivalents and accounts receivable from customers. In order to mitigate the credit risk, cash equivalents are represented by high-quality instruments placed in diverse institutions. Likewise, there is a risk concentration of trade accounts receivable, due to the fact that 100% of the sales of crude oil production are delivered to the related company PDVSA Petróleo (see note 18).

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
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
A summary of the taxes affecting the operations of Petroritupano, S. A. for the years ended December 31, 2008 and 2007 follows (in thousands of dollars):

	2008	2007
Income tax	60,131	104,558
Production tax and other taxes	355,840	281,990

	415,971	386,548

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(a)	Income Tax
The estimated income tax expense for the years ended December 31, 2008 and 2007 is composed as follows (in thousands of dollars):

	2008	2007

Estimated income tax expense based on the period’s taxable income	142,613	161,742
Deferred tax benefit	(82,482)	(57,184)

	60,131	104,558

The Company’s tax period ends on December 31, each year.
During the years 2008 and 2007, the Company determined tax income of $285,226 thousands and $323,484 thousands, which caused an income tax expense of $142,613 thousands and $161,742 thousands, presented as part of the income tax payable net to tax paid in advance of $143,601 thousands and $153,575 thousands, respectively.
The Income Tax Law establishes that taxpayers shall made an initial inflation adjustment at closing of the first taxable period of non-monetary assets and liabilities pursuant to the Standards established in such Law. Likewise, taxpayers shall register before the Registry of Revaluated Assets during such period when they complete initial inflation adjustment. Such registration causes the obligation to pay a rate equivalent to 3% of the amount of the initial inflation adjustment caused by the depreciable fixed assets, payable up to three equal, annual and consecutive portions, which amounted to $1,676 thousands. The Law also establishes a regular inflation adjustment which will be included in the income reconciliation as a taxable or non-deductible item.
The Partial Reform of the Income Tax Law published in Official Gazette N° 38,529 dated September 25, 2006, derogated investment tax credits applicable to companies engaged in the exploitation of hydrocarbons and related activities.
The main differences between the amount of the income tax calculated based on the tax rate of 50% and the effective tax rate for the year ended December 31, 2008 and 2007 is presented as follows (in thousands, except the percentage):

	2008		2007
	%	Dollars	%	Dollars
Income before income tax	100	401,294	100	364,803
Income tax calculated based on the tax rate	50	200,647	50	182,402
Property, plant and equipment	(19)	(77,179)	(12)	(44,373)
Regular inflation adjustment	(18)	(73,443)	(8)	(30,012)
Other	2	10,106	1	(3,459)

	15	60,131	31	104,558

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
The deferred tax assets components as of December 31, 2008 and 2007 are composed as follows (in thousands of dollars):

	2008	2007
Property, plant and equipment, net	155,251	78,072
Asset retirement obligations, net	2,248	2,495
Contributions payable	—	118
Contribution for the Law on Science, Technology and Innovation	—	6,084
Contribution for the Law on Prevention of the Illicit Use of Stupefacient Psychotropic Substances	3,009	911
Accruals and other liabilities	24,394	14,740

	184,902	102,420

The components of the deferred tax (benefit) expense for the year ended December 31, 2008 and 2007 are composed as follows (in thousands of dollars):

	2008	2007
Property, plant and equipment, net	(77,179)	(44,373)
Assets retirement obligation, net	247	1,262
Contributions payable	118	(118)
Contribution of the Law on Science, Technology and Innovation	6,084	(6,084)
Contribution of the Law on Prevention of the Illicit Use of Stupefacient and Psychotropic Substances	(2,098)	(911)
Accruals and other liabilities	(9,654)	(6,960)

	(82,482)	(57,184)

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(b)	Production and Other Taxes
A summary of the production and other taxes for the year ended December 31, 2008 and 2007, follows (in thousands of dollars):

	2008	2007
Crude oil production tax	317,736	238,828
Gas production tax	9,124	—
Production tax to municipalites	23,513	17,674
Production tax for endogenous development projects	11,756	8,836
Accrual for investment in endogenous projects	2,957	2,664
Contribution for the application of the Law on Science, Technology and Innovation (see note 19 (b))	(12,169)	12,169
Contribution of the Law on Prevention of the Illicit Use of Stupefacient and Psychotropic Substances	2,923	1,819

	355,840	281,990

Crude Oil and Gas Production Tax
Pursuant to Article 44 of the Organic Hydrocarbons Law, from any hydrocarbon volume extracted from any reservoir by mixed companies, the State has the right to a participation of 30% as production tax. During the year ended December 31, 2008 and 2007, Petroritupano, S. A. paid production tax for crude oil of $317,736 thousands and $238,828 thousands, respectively, through delivery of crude volumes to PDVSA Petróleo, S.A. on account of the MENPET. Also, in 2008 the Company received from MENPET, an additional production tax charge of $9,124 thousands on accumulated gas production, which was recognized in the results of the year.
Other Taxes
The Company is subject to the payment of some additional taxes, which are determinable based on: a) a participation as additional production tax of 3,33% over the volume of hydrocarbons extracted in the specified area, which will be distributed as follows: 2,22% directly to the municipalities composing the specified area, superseding the payments not received by such municipalities for the concept of municipal taxes and 1,11% for a fund to finance endogenous development projects pursuant the guidelines of the National Development Plan in the Relevant Region and; b) an amount equivalent to the difference, if any, between (i) 50% of the value of hydrocarbons extracted from the specified area during each calendar year and (ii) the sum of the payments made by Petroritupano, S. A. to the Bolivarian Republic of Venezuela, regarding the activity developed by the latter during such calendar year, for the production tax applicable on the hydrocarbons, including the ones mentioned above, and the investments in endogenous development projects corresponding to 1% of income before income tax. The additional tax shall be paid on April 20 each year, pursuant to the dispositions established in Annex F of the contract of conversion to mixed company.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(c)	Value Added Tax
Official Gazette N° 38,632 of February 27, 2007 published the decrease of the Value Added Tax (VAT) rate from 14% to 11% with effectiveness since March 1°, 2007 until June 30, 2007 and to nine 9% since July 1°, 2007.
The Company is not subject to VAT withholdings from PDVSA, due to the fact that the natural hydrocarbon sales made by the mixed companies ruled by the Organic Hydrocarbons Law to PDVSA or to any of its subsidiaries are not subject to any tax rate, pursuant to the Law on the effective Value Added Tax.
Likewise, the Law establishes that mixed companies ruled by the Organic Hydrocarbons Law will be assimilated to the regular exporting taxpayers, in order to apply the tax credits recovery regime provided in current Law for the sales of hydrocarbons in the country to PDVSA or to any of its subsidiaries. At December 31, 2008, the Company had not requested the Venezuelan tax authorities the recovery of tax credits for VAT, amounting to $44,532 thousands and present it in balance sheet as non-current assets, due to the fact that the tax authorities were still defining the procedures for the tax credit recovery to be followed by the mixed companies.
(9)	Property, Plant and Equipment
Property, plant and equipment as of December 31, 2008 and 2007 include the following (in thousands of dollars):

	2008
				Cost
				associated with
	At			asset retirement
Cost	beginning	Acquisitions	Capitalizations	obligations	At end
Production equipment	303,037	—	7,580	324	310,941
Operating equipment	189,747	26	—	—	189,773
Computer equipment and vehicles	1,009	—	—	—	1,009
Works in process	54,715	103,493	(7,580)	—	150,628

Total as of December 31, 2008	548,508	103,519	—	324	652,351

	2008
			Depreciation
		Depreciation	associated to
Acumulated Depreciation	At	and amortization	obligation for		Net Book
and Amortization	beginning	expenses	disposal of asset	At end	Value
Production equipment	61,774	32,768	711	95,253	215,688
Operating equipment	46,803	25,877	—	72,680	117,093
Computer equipment and vehicles	308	120	—	428	581
Works in process	—	—	—	—	150,628

Total as of December 31, 2008	108,885	58,765	711	168,361	483,990

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007

	2007
					Cost
					associated with
	At				asset retirement
Cost	beginning	Acquisitions	Capitalizations	Transfers	obligations	At end
Production equipment	246,283	—	53,605	—	3,149	303,037
Operating equipment	190,074	—	—	(327)	—	189,747
Computer equipment and vehicles	682	—	—	327	—	1,009
Works in process	77,689	30,631	(53,605)	—	—	54,715

Total as of December 31, 2007	514,728	30,631	—	—	3,149	548,508

	2007
				Depreciation
		Depreciation		associated to
Acumulated Depreciation	At	and amortization	Transfer	obligation for		Net Book
and Amortization	beginning	expenses	of item	disposal of asset	At end	Value
Production equipment	29,464	34,628	—	(2,318)	61,774	241,263
Operating equipment	21,018	25,851	(66)	—	46,803	142,944
Computer equipment and vehicles	66	176	66	—	308	701
Works in process	—	—	—	—	—	54,715

Total as of December 31, 2007	50,548	60,655	—	(2,318)	108,885	439,623

(10)	Prepaid Expenses and Other
A summary of prepaid expenses and other as of December 31, 2008 and 2007 follows (in thousands of dollars):

	2008	2007
Insurances	982	1,240
Recoverable income tax	4,243	—
Recovery expenses	2,773	1,084
Advances to suppliers	527	—
Advances to employee travel expenses	303	34

	8,828	2,358

(11)	Financial Assets
As of December 31, 2008 the Company maintains unsecured debentures for $1,425 thousands classified as trading financial assets. The fair value of these investments is similar to its carrying value. On May 27, 2009 the Company sold these unsecured debentures.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(12)	Cash and Cash Equivalents
A summary of cash and cash equivalents as of December 31, 2008 and 2007 follows (in thousands of dollars):

	2008	2007
Petty cash	2	2
Bank balances	37,495	359
Call deposits	—	69,025

	37,497	69,386

(13)	Stockholders’ Equity
(a)	Capital Stock
At December 31, 2008 and 2007, the Company’s nominal and legal capital stock is composed as follows:

				Capital
				subscribed
				and paid
	Number		Type	(in thousands
	of shares	%	of share	of dollars)
Corporación Venezolana del Petróleo, S.A. (CVP)	1,317,990	60%	A	6,130
Petrobrás Energía, S. A.	483,263	22%	B	2,248
Venezuela US S.R.L.	395,397	18%	B	1,839

	2,196,650	100%		10,217

As of December 31, 2008 and 2007, common shares have a value of $4.6511 each.
The incorporation document of Petroritupano, S. A., establishes that the Bolivarian Republic of Venezuela’s number of shares shall always represent at least a share percentage higher than 50% of the Company’s capital stock. Likewise, it establishes that in case of the Company’s liquidation, all assets shall be transferred to the class “A” stockholder, except for the cash available not reserved for the payment of expenses and obligations, which will be distributed to the stockholders in proportion to their participation in the Company’s capital stock.
(b)	Premium in Issue of Shares
During Extraordinary Stockholders’ Meeting held on October 6, 2006, a decision was made as to recognizing as a premium the additional contributions represented in property, plant and equipment for $470,249 thousands (stockholder “A”) and inventories of materials and supplies for $1,652 thousands (stockholders class “B”) in the issue of new shares, in proportion to the participation of each partner in the Company’s capital stock.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(c)	Legal and Other Reserve

The legal reserve is a requirement established in the Venezuelan Code of Commerce, according to which, Venezuelan companies should reserve 5% of their net income until the legal reserve is equivalent to at least 10% of the capital stock in bolivars. The legal reserve cannot be distributed as dividends.

At December 31, 2008, the Company has a legal reserve of $1,022 thousands, which represents 10% of the capital stock.

As of December 31, 2008, following instructions of CVP, the Company recorded a reserve of $182,902 thousands for unrealized assets, such as deferred income tax assets. This reserve was debited from unappropiated retained earnings and credited to other reserve.

(d)	Dividends

Dividends are declared based on the financial statements expressed in bolivars, considering that they represent the presentation currency of the Company’s statutory financial statements and paid to the Company’s stockholders in bolivars. During an Extraordinary Stockholders’ Meeting held on October 20, 2008, it was agreed to the decree of dividends for $164,185 thousands. During an Extraordinary Stockholders’ Meeting held on August 1°, 2007, it was agreed to the decree of dividends for $118,516 thousands. During 2008 the Company paid $65,675 thousands to its stockholders class “B” ($47,406 thousands in 2007) and offset $169,620 thousands against accounts receivable from CVP (see note 18).

(14)	Employee Benefits and Other Postretirement Expenses
A summary of employee benefits and other postretirement expenses for the years ended December 31, 2008 and 2007 follows (in thousands of dollars):

	2008	2007
Salaries and wages	10,694	7,616
Costs of social security	1,520	769
Accrual for pension	2,129	—
Benefits derived from the Labor Law and collective convention	11,216	6,751

	25,559	15,136

Theses expenses are included as operating expenses and selling, administrative and general expenses in the statements of income.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(15)	Accruals and Other Liabilities
A summary of accruals and other liabilities as of December 31, 2008 and 2007 follows (in thousands of dollars):

						Non -
	December 31,	Provision	Provision	December 31,	Current	current
	2007	made	used	2008	portion	portion
Production tax to municipalities	25,786	23,513	(8,790)	40,509	40,509	—
Production tax for endogenous development projects	11,092	11,756	(2,593)	20,255	20,255	—
Investments in endogenous projects	5,328	2,957	(2,478)	5,807	5,807	—
Application of the Law on Science, Technology and Innovation (see note 19 (b))	12,169	—	(12,169)	—	—	—
Application of the Law on Prevention of the Illicit Use of Stupefacient and Psychotropic Substances	3,095	2,923	—	6,018	6,018	—
Social fund withholding	2,905	12,100	(707)	14,298	14,298	—
Income tax withholdings	1,294	4,023	(4,526)	791	791	—
VAT withholdings	3,189	4,023	(5,844)	1,368	1,368	—
Reserve for abandonment of unproductive wells	3,193	434	(46)	3,581	—	3,581
Asset retirement obligations (see note 16)	13,588	2,314	—	15,902	—	15,902
Municipal tax withholdings	1,711	5,046	(6,404)	353	353	—
Other investments	6,995	84,829	(70,482)	21,342	21,342	—
Expenses	25,268	292,508	(275,974)	41,802	41,802	—
Other	10,178	567	(10,423)	322	322	—

Total accruals and other liabilities	125,791	446,993	(400,436)	172,348	152,865	19,483

Less current portion	109,010			152,865

Non — current portion	16,781			19,483

(16)	Asset Retirement Obligations
The movement of the accrual for asset retirement obligations for the years ended December 31, 2008 and 2007, follows (in thousands of dollars):

	2008	2007
Balance at beginning of year	13,588	10,648
Reestimation of the year	1,990	(209)
Additional provision in the year	324	3,149

Balance at the end of year	15,902	13,588

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
The business plan of Petroritupano, S. A. at December 31, 2008 establishes the conduction of drilling and production of hydrocarbons until the year 2025; the accrual for asset retirement obligations was calculated considering the disbursements made for this concept, associated to current wells.
(17)	Accounts Payable
Accounts payable as of December 31, 2008 and 2007 include the following (in thousands of dollars):

	2008	2007
Stockholders and related companies (see note 18)	227,466	508,726
Commercial suppliers	26,765	24,176

	254,231	532,902

(18)	Balances and Transactions with Related Entities
The Company maintains balances and carries out significant mercantile transactions with stockholders, related companies and entities, whose effects are included in its results and financial position.
The balances with related entities as of December 31, 2008 and 2007 follow (in thousands of dollars):

	2008	2007
Current accounts receivable-
PDVSA Petróleo	617,256	827,884
Consorcio Petrobras Energía, S. A.	222	28,215
Venezuela US, S.R.L.	—	23,086
PDV Insurance	7,156	—
Petrokariña, S. A.	2,816	—
Bielovenezuela, S. A.	213	—
Petrowayu, S. A.	129	—
Petrovenbras, S. A.	27	—

	627,820	879,185

Current accounts payable-
PDVSA Petróleo	209,987	456,297
MENPET	9,124	—
Consorcio Petrobras Energía — APC — Corod	—	702
Petrokariña, S. A.	7,717	—
Petrobras Inversiones y Servicios, S. A.	157	—
Petrovenbras, S. A.	419	—
Consorcio Petrobras Energía, S. A.	58	28,641
Venezuela US S.R.L.	4	23,086

	227,466	508,726

Non-current account payable to PDVSA Petróleo	5,062	2,933

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
The most significant transactions with related entities during the years ended December 31, 2008 and 2007 are summarized as follow (in thousands of dollars):

	2008	2007
Sales of crude oil to PDVSA Petróleo	736,372	554,312
Sales of crude oil as payment of production tax, delivered to PDVSA Petróleo	317,736	238,828
Contribution for social development	129,969	—
Labor cost	25,559	15,136
Operating expenses	16,227	26,836
Other taxes	50,272	43,161
Estimated income tax expense	142,613	161,742
Dividends paid	65,675	47,406
Loans received	—	109,214
Accounts receivable from PDVSA Petróleo, are related to sales of crude oil. In addition, the production corresponding to the rest of the income of Petroritupano, S. A. for the years ended December 31, 2008 and 2007 for $317,736 thousands and $238,828 thousands, respectively, was delivered to PDVSA Petróleo for the payment of the production tax to MENPET, in accordance with the agreement with such ministry (see note 8 (b)).
The Special Contribution on Extraordinary Prices of the International Hydrocarbons Market Law (SCEPIHML) and its related resolutions establish a special contribution to be paid on a monthly basis by exporters (see note 19(a)). Although the Company is not a direct crude exporter, it agreed with PDVSA Petróleo the payment of a contribution for Venezuelan social development equivalent to the amount of such SCEPIHML.
During the year 2008, PDVSA Petróleo, S.A. made payments on behalf of Petroritupano, S. A., for labor costs of approximately $25,559 thousands ($15,136 thousands in 2007), included in the statements of income under operating expenses and selling, administrative and general expenses.
As of December 31, 2008, the Company recorded a liability of $5,062 thousands ($2,933 thousands in 2007) corresponding to retirement benefits of staff transferred by PDVSA Petróleo, S.A. to Petroritupano, S. A., included in the balance sheet under non-current accounts payable to PDVSA Petróleo, S.A. and in the statement of income under selling, administrative and general expenses.
PDVSA Petróleo, S.A. employs all employees assigned to Petroritupano, S. A., and this related company bills monthly the cost of payroll and other labor benefits to the Company.
During the year ended December 31, 2008 the Company acquired insurance policies from PDV Company Ltd. for $1,963 thousands.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
As per instructions received from the management of Corporación Venezolana del Petróleo, S.A. (CVP), the Company proceeded to offset accounts receivable resulting from the sale of crude to PDVSA Petróleo against accounts payable from labor costs, operating expenses and dividends payable to CVP. At December 31, 2008 the balances of the settled accounts follows (in thousands of dollars):

Accounts receivable to PDVSA Petróleo	792,534
Accounts payable to PDVSA Petróleo	(622,914)
Dividends payable to CVP	(169,620)
Accounts payable to related entities at December 31, 2008 and 2007 correspond to disbursements carried out on account of Petroritupano, S. A. for operating expenses and selling, administrative and general expenses.
During the year ended December 31, 2008 and 2007, the Company’s directors have not received any remuneration.
(19)	Laws, Resolutions and Legal Contributions
(a)	Special Contribution on Extraordinary Prices of the International Hydrocarbons Market Law
On April 15, 2008, Official Gazette 38,910 published the enactment of the Special Contribution on Extraordinary Prices of the International Hydrocarbons Market Law. Subsequently, Official Gazettes 38,939, dated May 27, 2008 and 38,970, dated July 10, 2008, as well as Resolutions 151 and 195 of MENPET were issued. This Law and its related resolutions establish a special contribution to be paid on a monthly basis by exporters or transporters of liquid hydrocarbons and derivatives to foreign countries. The amount of the contribution will be equivalent to a) 50% of the difference of the average monthly price of “Venezuelan basket” crude and the threshold price of $70 per barrel; and b) 60% of the difference of the average monthly price of “Venezuelan basket” crude and the threshold price of over $100 per barrel. This contribution will be made for each barrel of oil exported or transported to foreign countries and paid on a monthly basis by MENPET to the Venezuelan Development National Fund (FONDEN) for performance of infrastructure, production and social development projects, as well as Community Power strengthening programs (see note 18). This law became effective on the date of its publication.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(b)	Organic Law for Science, Technology and Innovation
In August 2005, the Organic Law on Science, Technology and Innovation was enacted. Under this law, beginning on January 1, 2006, large companies must pay on an annual basis an amount equivalent to 0.5% of the gross income obtained within the national territory on any investment activities relating to science, technology and innovation. According to the Law, large companies are those with gross annual income greater than 100,000 tax units (TU). Also, this Law establishes that large companies carrying out activities established in the Organic Hydrocarbons Law and Hydrocarbon Gas Law must pay on an annual basis an amount equivalent to 2% of the gross income obtained in the national territory from investment activities for science, technology and innovation. During 2008, PDVSA and its subsidiaries applied the legal principle of economic unit, whereby PDVSA offset any resulting liabilities with disbursements relating to investment activities for science, technology and innovation with no intercompany charges. In 2008, the Company applied the accrual of science, technology and innovation of $12.169 thousands as a credit to the 2008 production tax and other taxes.
(20)	Commitments and Contingencies
(a)	Claims
The Company is involved in claims and legal actions in the normal course of business. As of December 31, 2008 there are claims for $1,680 thousands. Company’s management is defending the cases vigorously, and based on the advice of its legal counsel, estimates that a possible obligation may, but probably will not require an outflow of resources from the Company.
(b)	Environmental Compliance
PDVSA and its subsidiaries are subject to various environmental laws and regulations which may require significant expenditures to modify facilities and prevent or remedy the environmental effects of waste disposal and spills of pollutants.
Petroritupano, S. A., along with its majority stockholder CVP, is taking important steps to prevent risks to the environment, people’s health, and the integrity of its facilities. PDVSA is in process of the implementation the Integral Risk Management System (SIR-PDVSA®) throughout the Company, which is expected to be completed in 2009. This management system is based on international practices and standards, such as ISO 9000 for control of documentation; ISO 14001 for environmental compliance; ISO 18000 and British Standard BS8800 for occupational health; and the guidelines of the American Petroleum Institute (API) for safety processes.
Conditions that require additional expenditures may exist at various sites including, but not limited to, the Company’s operating complexes and crude oil and petroleum storage terminals. Management believes that these matters, in the normal course of operations, will not have a material effect on the financial position and liquidity or operations of the Company.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(21)	Subsequent Events
(a)	Presidential Instructions for Elimination of Luxury or Superfluous Consumption Tax for the National Public Sector
In Official Gazette 38,146, dated March 25, 2009, Decree of the Presidency of the Bolivarian Republic of Venezuela 6,649 was issued containing the Presidential Instructions for Elimination of Luxury or Superfluous Consumption Tax for the National Public Sector, applicable to all organizations and entities of the national public administration.
(b)	Economic Measures Announced by the National Government
On March 21, 2009, the President of the Republic, announced in the Council of Ministers a series of economic measures aimed at facing the fall in oil prices. These measures include the increase of VAT from 9% to 12% and the decree raising the minimum salary by 20%, 10% in May 2009 and the remaining 10% in September 2009.
(c)	Employee Benefits
In January 2009, the collective employment agreement expired, and PDVSA appointed a team of negotiators to guide a new discussion. Certain improvements are contemplated with respect to employees’ salaries and social benefits to be included in the new collective agreement for the 2009-2011 term.
(d)	Recently Issued Accounting Pronouncements
In January 2009, the IASB issued Interpretation 18 Transfers of Assets from Customers (IFRIC 18), applicable to fiscal years beginning on or after July 1, 2009. This interpretation is being analyzed by Company management.
In March 2009, the IASB issued changes to IFRIC 9 and IAS 39 to clarify the accounting treatment of embedded derivatives for companies classifying financial instruments at fair value in the statements of income. These provisions will be applied retrospectively to financial statements for years ended on or after November 30, 2009. This interpretation is being analyzed by Company management.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(22)	Summary of Differences Between Financial Statements and Accounting Records
The amounts in the financial statements as of December 31, 2008 and 2007, presented in this report, defer from the amounts shown in the accounting records at such dates, due to the fact that certain adjustments relating to the accrual of the Organic Law on Science, Technology and Innovation, income tax payable and deferred income tax asset were recognized after year-end. The summary of such adjustments follows (in thousands of dollars):

	Balances according		Balances
	to accounting		according to
	records	Adjustments	this report
	debit	debit	debit
	(credit)	(credit)	(credit)
December 31, 2008
Balance sheet-
Retained earnings at December 31, 2007	(315,433)	18,176	(297,257)

Statements of income-
Other expens es (income), net	9,563	(6,007)	3,556
Production tax and other taxes	368,009	(12,169)	355,840

December 31, 2007
Balance sheet-
Deferred tax ass ets	111,047	(8,627)	102,420
Income tax payable	(10,787)	2,620	(8,167)
Retained earnings	(303,264)	6,007	(297,257)

Statements of income-
Income tax	98,551	6,007	104,558